Form 20-F
period 2014-12-31
SCORPIO BULKERS INC.
filed 2015-04-02
CIK 1587264

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
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

Mr. Emanuele Lauro 377-9798-5716 info@scorpiobulkers.com 9, Boulevard Charles III Monaco 98000
(Name, Telephone, E-mail and/or Facsimile, and address of Company Contact Person)
Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common stock, par value $0.01 per share	New York Stock Exchange
7.50% Senior Notes due 2019	New York Stock Exchange
Securities registered or to be registered pursuant to section 12(g) of the Act.

NONE
(Title of class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE
(Title of class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As of December 31, 2014, there were 180,299,695 outstanding shares of common stock, par value $0.01 per share.
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

Yes	☒	No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See the definitions of “large accelerated filer” and “accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Scorpio Bulkers Inc. desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection therewith. This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect its current views with respect to future events and financial performance. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. This document includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.” We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could” and similar expressions or phrases may identify forward-looking statements.
All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

•	our future operating or financial results;

•	statements about planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;

•	the strength of world economies;

•	stability of Europe and the Euro;

•	fluctuations in interest rates and foreign exchange rates;

•	general drybulk shipping market conditions, including fluctuations in charter hire rates and vessel values;

•	changes in demand in the drybulk shipping industry, including the market for our vessels;

•	changes in our operating expenses, including bunker prices, dry docking and insurance costs;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from pending or future litigation;

•	general domestic and international political conditions;

•	potential disruption of shipping routes due to accidents or political events;

•	our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;

•	our continued borrowing availability under our debt agreements and compliance with the covenants contained therein;

•	our ability to successfully employ our existing and newbuilding drybulk vessels;

•
our ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);

•	risks associated with vessel construction;

•	potential exposure or loss from investment in derivative instruments;

•	potential conflicts of interest involving members of our board and senior management;

•	our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned;

•	vessel breakdowns and instances of off-hire; and

•	statements about drybulk shipping market trends, charter rates and factors affecting supply and demand.
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
Unless otherwise indicated, references to “Scorpio Bulkers,” the “Company,” “we,” “our,” “us” or similar terms refer to the registrant, Scorpio Bulkers Inc., and its subsidiaries, except where the context otherwise requires. We use the term deadweight tons, or dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, in describing the size of our vessels. Unless otherwise indicated, all references to “U.S. dollars,” “dollars,” “U.S. $” and “$” in this annual report are to the lawful currency of the United States of America.
As used in this annual report “Dacks” refers to Dalian COSCO KHI Ship Engineering Co. Ltd., “Daehan” refers to Daehan Shipbuilding Co., Ltd., “Daewoo” refers to Daewoo Mangalia Heavy Industries S.A.,“Chengxi” refers to Chengxi Shipyard Co., Ltd., “Hudong” refers to Hudong-Zhonghua Shipbuilding (Group) Co., Inc., “Imabari” refers to Imabari Shipbuilding Co. Ltd., “Mitsui” refers to Mitsui Engineering & Shipbuilding Co. Ltd., “Nacks” refers to Nantong COSCO KHI Ship Engineering Co., Ltd., “Tsuneishi” refers to Tsuneishi Group (Zhoushan) Shipbuilding Inc., “Waigaoqiao” refers to Shanghai Waigaoqiao Shipbuilding Co., Ltd., and “Yangzijiang” refers to Jiangsu Yangzijiang Shipbuilding Co. Ltd.

A.	Selected Financial Data
The following table summarizes our selected consolidated financial and other operating data as of the dates and for the periods indicated. The selected consolidated financial data in the table as of and for the periods presented are derived from our audited consolidated financial statements and notes thereto for the year ended December 31, 2014 and the period from March 20, 2013 (date of inception) to December 31, 2013, included elsewhere in this annual report, which have been prepared in accordance with accounting principle generally accepted in the United States of America, or U.S. GAAP.
The following data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and the consolidated financial statements and related notes thereto, and other financial information included elsewhere in this annual report.

	For the year ended	For the period from March 20, 2013 (date of inception) to
	December 31, 2014	December 31, 2013
In thousands of U.S. dollars, except per share and share data
Consolidated Statement of Operations Data
Revenue:
Vessel revenue	$3,774	$—
Vessel revenue - related party pools	45,213	—
Total vessel revenue	48,987	—
Operating expenses:
Voyage expenses	3,579	—
Vessel operating costs	1,478	—
Vessel operating costs - related party	122	—
Charterhire expense	73,214	—
Vessel deprecation	686	—

General and administrative expenses	30,937	5,505
General and administrative expenses-related party	972	—
Write down on assets held for sale	55,487	—
Total operating expenses	166,475	5,505
Operating loss	(117,488)	(5,505)
Other income (expense):
Interest income	1,052	341
Foreign exchange gain (loss)	43	(1,135)
Financial expense, net	(172)	(8)
Total other loss	923	(802)
Net loss	$(116,565)	$(6,307)
Weighted-average shares outstanding:
Basic	137,592,861	39,925,160
Diluted	137,592,861	39,925,160
Loss per common share:
Basic	$(0.85)	$(0.16)
Diluted	$(0.85)	$(0.16)

	As of December 31,
	2014	2013
Balance Sheet Data
Cash and cash equivalents	$272,673	$733,896
Assets held for sale	43,781	—
Vessels, net	66,633	—
Vessels under construction	866,844	371,692
Total assets	1,324,205	1,105,684
Current liabilities	20,342	1,472
Bank loans	30,250	—
Senior Notes	73,625	—
Total liabilities	124,217	1,472
Shareholders’ equity	1,199,988	1,104,212

	For the year ended	For the period from March 20, 2013 (date of inception) to
	December 31, 2014	December 31, 2013
Cash Flow Data
Net cash used in operating activities	$(50,340)	$(2,237)
Net cash used in investing activities	(682,782)	(371,692)
Net cash provided by financing activities	271,899	1,107,825

	For the Year Ended December 31, 2014	For the period from March 20, 2013 (date of inception) to December 31, 2013
Time Charter Equivalent (TCE) Revenue (1):
Vessel revenue	$48,987	$—
Voyage expenses	3,579	—
Time charter equivalent (TCE) revenue	$45,408	$—
Time Charter Equivalent(TCE) Revenue attributable to:
Kamsarmax	$35,265	$—
Ultramax	10,143	—
	$45,408	$—
Revenue days (1):
Kamsarmax	4,527	—
Ultramax	1,180	—
Combined	5,707	—
Time Charter Equivalent Revenue (TCE) per revenue day (1):
Kamsarmax	$7,790	$—
Ultramax	$8,599	$—
Combined	$7,957	$—

(1)
We define Time Charter Equivalent (TCE) revenue as voyage revenues less voyage expenses.  Such TCE revenue, divided by the number of our available days during the period, or revenue days, is TCE per revenue day, which we believe is consistent with industry standards.  TCE per revenue day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per-day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

We report TCE revenue, a non-GAAP measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable U.S.-GAAP measure, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors. For further information concerning our calculation of TCE revenue and our reconciliation of TCE revenue to voyage revenue, please see “Item 5. Operating and Financial Review and Prospects – A. Operating Results.”

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
The following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common shares and our 7.50% Senior Notes due 2019, which we refer to as our Notes. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available for the payment of dividends on our common shares and interest on our Notes, or the trading price of our securities.

INDUSTRY SPECIFIC RISK FACTORS
Charter hire rates for drybulk vessels are volatile and have declined significantly since their historic highs and may remain at low levels or decrease in the future, which may adversely affect our earnings, revenue and profitability and our ability to comply with our loan covenants.
The drybulk shipping industry is cyclical with high volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of drybulk vessels has varied widely; however, the continued downturn in the drybulk charter market has severely affected the entire drybulk shipping industry and charter hire rates for drybulk vessels have declined significantly from historically high levels. In the past, time charter and spot market charter rates for drybulk carriers have declined below operating costs of vessels. The Baltic Dry Index, or the BDI, a daily average of charter rates for key drybulk routes published by the Baltic Exchange Limited, which has long been viewed as the main benchmark to monitor the movements of the drybulk vessel charter market and the performance of the entire drybulk shipping market, declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then. While the BDI has since increased from these low levels, it has fluctuated in a range between 698 and 2,337 from December 2012 through and including December 2014, due to recent downward volatility. The BDI has ranged from 509 to 771 during January and February 2015, and the drybulk market remains volatile.

Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity and changes in the supply of and demand for the major commodities carried by water internationally. Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable. Since we intend to charter all our vessels principally in the spot market we will be exposed to the cyclicality and volatility of the spot market. Spot market charterhire rates may fluctuate significantly based upon available charters and the supply of and demand for seaborne shipping capacity, and we may be unable to keep our vessels fully employed in these short-term markets. Alternatively, charter rates available in the spot market may be insufficient to enable our vessels to operate profitably. A significant decrease in charter rates would also affect asset values and adversely affect our profitability, cash flows and our ability to pay dividends, if any. A significant decrease in charter rates would affect asset values and adversely affect our profitability, cash flows and ability to pay dividends, if any, in the future, on our common shares, and interest on our Notes.

Factors that influence demand for drybulk vessel capacity include:

•	supply of and demand for energy resources, commodities and industrial products;

•	changes in the exploration or production of energy resources, commodities, consumer and industrial products;

•	the location of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, consumer and industrial products;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts and terrorist activities; embargoes and strikes;

•	natural disasters;

•	disruptions and developments in international trade;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.
Factors that influence the supply of drybulk vessel capacity include:

•	the number of newbuilding orders and deliveries, including slippage in deliveries;

•	the number of shipyards and ability of shipyards to deliver vessels

•	port and canal congestion;

•	the scrapping rate of older vessels;

•	speed of vessel operation;

•	vessel casualties; and

•	the number of vessels that are out of service, namely those that are laid-up, drydocked, awaiting repairs or otherwise not available for hire.
In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage costs, the efficiency and age profile of the existing drybulk fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

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
In the current global economy, operating businesses have recently faced tightening credit, weakening demand for goods and services, weak international liquidity conditions, and declining markets. Lower demand for drybulk cargoes as well as diminished trade credit available for the delivery of such cargoes have led to decreased demand for drybulk carriers, creating downward pressure on charter rates and vessel values. The relatively weak global economic conditions have and may continue to have a number of adverse consequences for drybulk and other shipping sectors, including, among other things:

•	low charter rates, particularly for vessels employed on short-term time charters or in the spot market;

•	decreases in the market value of drybulk vessels and limited second-hand market for the sale of vessels;

•	limited financing for vessels;

•	widespread loan covenant defaults; and

•	declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers.
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
If economic conditions throughout the world do not improve, it may negatively affect our results of operations, financial condition and cash flows, and may adversely affect the market price of our common shares.
Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy is currently facing a number of new challenges, recent turmoil and hostilities in various regions, including Russia, Syria, Iraq, North Korea, North Africa and Ukraine. The weakness in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods, and, thus, shipping. Continuing economic instability could have a material adverse effect on our ability to implement our business strategy.

The United States, the European Union and other parts of the world have recently been or are currently in a recession and continue to exhibit weak economic trends. The credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity, and the U.S. federal and state governments and European authorities have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets and may implement additional regulations in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Global financial markets and economic conditions have been, and continue to be volatile. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under credit facilities or any future financial arrangements. The recent and developing economic and governmental factors, together with possible further declines in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, or the trading price of our common shares.
Continued economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect on us, as we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of drybulk commodities in ports in the Asia Pacific region. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of GDP, which had a significant impact on shipping demand. The growth rate of China’s GDP is estimated to have decreased to approximately 7.4% for the year ended December 31, 2014, which is China’s lowest growth rate for the past five years, and continues to remain below pre-2008 levels. China has recently imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. It is possible that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial condition and results of operations, ability to pay dividends, if any, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.
The fair market values of our vessels have declined and may decline further, which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities, or result in an impairment charge, and we may incur a loss if we sell vessels following a decline in their market value.
The fair market values of drybulk vessels, including our vessels. have generally experienced high volatility and have recently declined significantly. The fair market value of our vessels may continue to fluctuate depending on a number of factors, including:

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry;

•	types, sizes and ages of vessels;

•	supply of and demand for vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	governmental or other regulations;

•	the need to upgrade vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise;

•	technological advances; and

•	competition from other shipping companies and other modes of transportation.
If the fair market values of our vessels decline, or decline further, the amount of funds we may draw down under our secured credit facilities may be limited and we may not be in compliance with certain covenants contained in our secured credit facilities, which may result in an event of default. In such circumstances, we may not be able to refinance our debt or obtain additional financing. If we are not able to comply with the covenants in our secured credit facilities, and are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet. In addition, if we sell one or more of our vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our consolidated financial statements, the sale may be less than the vessel’s carrying value on our consolidated financial statements, resulting in a loss and a reduction in earnings. Furthermore, if the market value of our vessels decline, or decline further, we may have to record an impairment charge in our consolidated financial statements which could adversely affect our financial results.
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
Our operations are subject to numerous international, national, state and local laws, regulations, treaties and conventions in force in international waters and the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These laws and regulations include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Air Act, the U.S. Clean Water Act, or the CWA, and the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and regulations of the International Maritime Organization, or IMO, including the International Convention for the Prevention of Pollution from Ships of 1973 (as from time to time amended and generally referred to as MARPOL), the International Convention for the Safety of Life at Sea of 1974 (as from time to time amended and generally referred to as SOLAS), the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the International Convention on Load Lines of 1966 (as from time to time amended), or the LL Convention.
Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or implementation of operational changes and may affect the resale value or useful lives of our vessels. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with them or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. For example, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, adopted by the UN International Maritime Organization in February 2004, calls for the phased introduction of mandatory reducing living organism limits in ballast water over time. In order to comply with these living organism limits, vessel owners may have to install expensive ballast water treatment systems or make port facility disposal arrangements and modify existing vessels to accommodate those systems. Adoption of the BWM Convention standards could have an adverse material impact on our business, financial condition and results of operations depending on the available ballast water treatment systems and the extent to which existing vessels must be modified to accommodate such systems.
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
We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, and certificates with respect to our operations, and satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends, if any, in the future, on our common shares, and interest on our Notes.
An over-supply of drybulk carrier capacity may prolong or further depress the current low charter rates, which may limit our ability to operate our drybulk carriers profitably.

The supply of drybulk vessels has increased significantly since the beginning of 2006. As of mid-March 2015, newbuilding orders have been placed for approximately 19% of the existing fleet capacity. Vessel supply growth has been outpacing vessel demand growth over the past few years causing downward pressure on charter rates. Until the new supply is fully absorbed by the market, charter rates may continue to be under pressure due to vessel supply in the near to medium term

World events could affect our results of operations and financial condition.
Past terrorist attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in Russia, Ukraine, the Korean Peninsula, the Middle East, including Egypt and North Africa, and the presence of U.S. or other armed forces in the Middle East, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.
Acts of piracy on ocean-going vessels have had and may continue to have an adverse effect on our business.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide decreased during 2014 to its lowest level since 2010, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia, in the Gulf of Guinea and the West Coast of Africa, with drybulk vessels particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.
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
On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the “Joint Plan of Action”, or the JPOA. Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and EU would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. The P5+1 and Iran have since extended the JPOA until November 24, 2014. At that time, the P5+1 and Iran agreed to a further extension of these measures until July 1, 2015. Although it is our intention to comply with the provisions of the JPOA, there can be no assurance that we will be in compliance in the future as such regulations and U.S. sanctions may be amended over time, and the U.S. retains the authority to revoke the aforementioned relief if Iran fails to meet its commitments under the JPOA.
Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our securities may adversely affect the price at which our securities trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our securities may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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
The operation of our vessels is affected by the requirements set forth in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code. The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation of vessels and describing procedures for dealing with emergencies. In addition, vessel classification societies impose significant safety and other requirements on our vessels.
The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. Each of the vessels that we have agreed to acquire will be ISM Code-certified when delivered to us. However, if we are subject to increased liability for non-compliance or if our insurance coverage is adversely impacted as a result of non-compliance, it may negatively affect our ability to pay dividends, if any, in the future, on our common shares and interest on our Notes. If any of our vessels are denied access to, or are detained in, certain ports as a result of non-compliance with the ISM Code, our revenues may be adversely impacted.
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
The operation of certain vessel types, such as drybulk carriers, has certain unique risks. With a drybulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach at sea. Hull breaches in drybulk carriers may lead to the flooding of the vessels’ holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of a vessel. If we are unable to adequately maintain our vessels, we may be unable to prevent these events. Any of these circumstances or events may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future, on our common shares, and interest on our Notes. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

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
We are a recently formed company and have a limited performance record, operating history and historical financial statements upon which you can evaluate our operations or our ability to implement and achieve our business strategy. We cannot assure you that we will be successful in implementing our business strategy. In addition, while our Chief Executive Officer and the management teams of our commercial and technical managers have experience operating drybulk carriers, other members of our senior management, who have experience operating tanker and other classes of vessels, have limited experience operating drybulk carriers. We believe that the experience of our senior management in the ownership and operation of tanker vessels, which require significant technical expertise to operate and are subject to heightened regulatory oversight and more rigorous vetting procedures from charterers than drybulk carriers, provides our management team with the expertise and qualifications to manage drybulk carriers, however we cannot assure you that they will be able to successfully operate our fleet.
The Scorpio Group Pools in which our vessels operate, or are expected to operate, are or will be newly formed and will have limited or no prior operating history. We cannot assure you that these pools will be successful in finding employment for all of our vessels.
The Scorpio Group pools in which our vessels operate, or are expected to operate, are or will be newly formed and will have limited or no prior operating history. We will own a large number of vessels that will enter these pools in a relatively short period of time without having previously secured employment. We cannot assure you that these pools will be successful in finding employment for all such vessels in the volatile spot market immediately upon their deliveries to us or whether any such employment will be at profitable rates. We cannot assure you that our vessels will be profitably operated by such pools. In addition, vessels owned by our affiliates, including members of the Scorpio Group, which includes Scorpio Ship Management S.A.M., or SSM, which provides us with vessel technical management services, Scorpio Commercial Management S.A.M., or SCM, which provides us with vessel commercial management services, and Scorpio Services Holding Limited, or SSH, which provides us and other related entities with administrative services and services related to the acquisition of vessels, as well as by unaffiliated third-parties, may participate in such pools. Such vessels may not be of the comparable design or quality to our vessels, negatively impacting the profitability of such pools, while diluting our interest in such profits.
Newbuilding projects are subject to risks that could cause delays, cost overruns or cancellation of our newbuilding contracts.
We are currently party to shipbuilding contracts, with established shipyards in Japan, China, South Korea and Romania for the construction of 72 newbuilding vessels, of which 63 are for drybulk carriers and nine are for product tankers, for an aggregate purchase price of $2,824.5 million. These vessels are expected to be delivered to us between the second quarter of 2015 and the third quarter of 2017. These construction projects are subject to risks of delay or cost overruns inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel.
As of December 31, 2014 we had made total yard payments in the amount of $945.0 million and we have remaining yard installments relating to the 78 newbuilding vessels we had as of that date, including the six drybulk vessels we have taken delivery of in 2015 and the seven newbuilding vessels we have classified as assets held for sale, in the amount of $2,109.7 million before we take possession of the vessels. In order to reduce our newbuilding commitments, we have agreed to sell one Kamsarmax newbuilding vessel and have converted nine of our drybulk construction contracts to construction contracts for product tankers, of which Scorpio Tankers Inc. (NYSE:STNG), or Scorpio Tankers, a member of the Scorpio Group of companies, has agreed to purchase four and has the option to purchase an additional two. We had, as of December 31, 2014, a cash balance of $272.7 million and we currently have available debt financing in the amount of $1,370.9 million (including a commitment for a $230.3 million credit facility that is expected to be secured by seven of the vessels in our Newbuilding Program and which is subject to important conditions, including the negotiation and execution of definitive documentation, and excluding a $26.0 million credit facility that is expected to be repaid once the $230.3 million credit facility is drawn) to fund future newbuilding commitments, of which $1,231.9 million is currently available to us to be drawn; however, a significant portion of our remaining commitments are currently unfunded. If we are not able to borrow additional funds, enter into expected credit facilities, raise other capital or utilize available cash on hand, we may not be able to acquire these newbuilding vessels, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. If for any reason we fail to make a payment when due, which may result in a default under our newbuilding contracts, or otherwise fail to take delivery of our newbuilding vessels, we would be prevented from realizing potential revenues from these vessels, we could also lose all or a portion of our yard payments that were paid by us and we could be liable for penalties and damages under such contracts.
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
We are, and expect to continue to be, dependent on spot market-oriented pools and spot charters and any decrease in spot charter rates in the future may adversely affect our earnings.

The Scorpio Group Pools, in which our vessels operate, or are expected to operate, are spot market-oriented commercial pools managed by our commercial manager, which expose fluctuations in spot market charter rates. The spot charter market may fluctuate significantly based upon drybulk carrier supply and demand. The successful operation of our vessels in the competitive spot charter market, including within the Scorpio Group Pools, depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the recent past, there have been periods when spot charter rates have declined below the operating cost of vessels and for some vessel classes are currently only slightly above operating costs. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

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
We do not expect to employ any of our vessels under a long-term time charter agreement but we may enter into such agreements in the future. The ability and willingness of each of our counterparties to perform their obligations under a time charter, spot voyage or other agreement with us, directly or through our pooling arrangements, will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping industry and the overall financial condition of the counterparties. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters. Our customers may fail to pay charterhire or attempt to renegotiate charter rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates given currently decreased drybulk carrier charter rate levels. When we employ a vessel in the spot charter market, we intend to place such vessel in a drybulk carrier pool managed by our commercial manager that pertains to that vessel’s size class. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, on our common shares and interest on our Notes, and comply with covenants in our credit facilities.
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
In general, under the terms of our credit facilities, we are not permitted to pay dividends if there is a default or a breach of a loan covenant. Please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for more information relating to restrictions on our ability to pay dividends under the terms of our proposed credit facilities.
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
As of the date of this annual report, we have entered into shipbuilding contracts with established shipyards in Japan, China, South Korea and Romania for the construction of 62 latest generation drybulk vessels, excluding one newbuilding Kamsarmax vessel that we have agreed to sell. In addition we have chartered in 13 vessels, which we employ in the Scorpio Group Pools. One of our principal strategies is to continue to grow by expanding our operations and adding to our fleet. Our future growth will primarily depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

•	identify suitable drybulk carriers, including newbuilding slots at shipyards and/or shipping companies for acquisitions at attractive prices;

•	obtain required financing for our existing and new operations;

•	identify businesses engaged in managing, operating or owning drybulk carriers for acquisitions or joint ventures;

•	integrate any acquired drybulk carriers or businesses successfully with our existing operations, including obtaining any approvals and qualifications necessary to operate vessels that we acquire;

•	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet;

•	identify additional new markets;

•	enhance our customer base; and

•	improve our operating, financial and accounting systems and controls.
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
Our current operating and financial systems may not be adequate as we implement our plan to take delivery of 42 newbuilding vessels during 2015 (six of which have been delivered to us through March 30, 2015) and 26 newbuilding vessels during 2016 and to expand the size of our fleet through acquiring and chartering in additional vessels, and our attempts to improve those systems may be ineffective. In addition, if we further expand our fleet, we will need to recruit suitable additional seafarers and shore side administrative and management personnel. We cannot guarantee that we will be able to hire suitable employees as we expand our fleet. If we or our crewing agent encounters business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to grow our financial and operating systems or to recruit suitable employees as we expand our fleet, our financial performance may be adversely affected and, among other things, the amount of cash available for distribution as dividends to our shareholders may be reduced.

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
The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.

We are incorporated under the laws of the Republic of the Marshall Islands and we conduct operations in countries around the world. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

We may have to pay tax on United States source income, which would reduce our earnings and cash flow.
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
We have taken the position that we qualified for this statutory exemption for U.S. federal income tax return reporting purposes for our 2014 taxable year and we intend to so qualify for future taxable years. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby cause us to become subject to United States federal income tax on our United States source shipping income. For example, there is a risk that we could no longer qualify for exemption under Section 883 of the Code for a particular taxable year if “non-qualified” shareholders with a five percent or greater interest in our stock were, in combination with each other, to own 50% or more of the outstanding shares of our stock on more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.
If we are not entitled to this exemption under Section 883 of the Code for any taxable year, we would be subject for such taxable year to a 4% United States federal income tax on our United States source shipping income on a gross basis. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings and cash available for distribution to our shareholders and to pay amounts due on our Notes.
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
Emanuele Lauro, our Co-Founder, Chairman and Chief Executive Officer, is a member of the Lolli-Ghetti family which owns and controls our commercial and technical managers. These relationships could create conflicts of interest between us, on the one hand, and our commercial and technical managers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels managed by other companies affiliated with our commercial or technical managers. In particular, as of the date of this annual report, our commercial and technical managers provide commercial and technical management services to approximately 130 and 67 vessels, respectively, other than the vessels in our fleet, that are operated by entities affiliated with Mr. Lauro, and such entities may operate additional vessels that will compete with our vessels in the future. Such conflicts may have an adverse effect on our results of operations.
Our Chief Executive Officer, President, Chief Operating Officer, Vice President, Vessel Operations, General Counsel and Secretary do not devote all of their time to our business, which may hinder our ability to operate successfully.
Our Chief Executive Officer, President, Chief Operating Officer, Vice President, Vessel Operations, General Counsel and Secretary participate in business activities not associated with us, including serving as members of the management team of Scorpio Tankers, and are not required to work full-time on our affairs. We expect that each of our executive officers will continue to devote a substantial portion of his business time to the completion of our Newbuilding Program and management of the Company. Additionally, our Chief Executive Officer, President, Chief Operating Officer, Vice President, Vessel Operations, General Counsel and Secretary serve in similar positions in the Scorpio Group. As a result, such officers may devote less time to us than if they were not engaged in other business activities and may owe fiduciary duties to the shareholders of both us as well as shareholders of other companies which they may be affiliated with, including Scorpio Tankers and Scorpio Group companies. This may create conflicts of interest in matters involving or affecting us and our customers and it is not certain that any of these conflicts of interest will be resolved in our favor. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our commercial and technical managers are each privately held companies and there is little or no publicly available information about them.
Our vessels are, or are expected to be upon their delivery to us, commercially managed by SCM and technically managed by SSM. SCM’s and SSM’s ability to render management services will depend in part on their own financial strength. Circumstances beyond our control could impair our commercial manager’s or technical manager’s financial strength, and because each is a privately held company, information about the financial strength of our commercial manager and technical manager is not available. As a result, we and our shareholders might have little advance warning of financial or other problems affecting our commercial manager or technical manager even though their financial or other problems could have a material adverse effect on us.
RISKS RELATED TO OUR INDEBTEDNESS
Servicing our current or future indebtedness limits funds available for other purposes and if we cannot service our debt, we may lose our vessels.
Borrowing under our credit facilities requires us to dedicate a part of our cash flow from operations to paying interest on our indebtedness under such facilities. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future. Amounts borrowed under our credit facilities bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the drybulk carrier industry. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

•	seeking to raise additional capital;

•	refinancing or restructuring our debt;

•	selling drybulk carriers; or

•	reducing or delaying capital investments.
However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations. If we are unable to meet our debt obligations or if some other default occurs under our credit facilities, our lenders could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and proceed against the collateral vessels securing that debt.
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
We are leveraged, which could significantly limit our ability to execute our business strategy and has increased the risk of default under our debt obligations.

As of March 30, 2015, we had $212.6 million of outstanding indebtedness under our outstanding credit facilities and debt securities.

Our credit facilities impose operating and financial restrictions on us, that limit our ability, or the ability of our subsidiaries party thereto to:

•	pay dividends and make capital expenditures if we do not repay amounts drawn under our credit facilities or if there is another default under our credit facilities;

•	incur additional indebtedness, including the issuance of guarantees;

•	create liens on our assets;

•	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel;

•	sell our vessels;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person; or

•	enter into a new line of business.
Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours and we may not be able to obtain our lenders’ permission when needed. This may limit our ability to pay dividends on our common shares if we determine to do so in the future, and interest on our Notes, finance our future operations or capital requirements, make acquisitions or pursue business opportunities.
In addition, our secured credit facilities, require us to maintain specified financial ratios and satisfy financial covenants, including ratios and covenants based on the market value of the vessels in our fleet. Should our charter rates or vessel values materially decline in the future, we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet any such financial ratios and satisfy any such financial covenants. Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy these covenants or that our lenders will waive any failure to do so. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our credit facilities would prevent us from borrowing additional money under our credit facilities and could result in a default under our credit facilities. If a default occurs under our credit facilities, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute all or substantially all of our assets. Please see “Item 5. Operating Financial Review and Prospects—B. Liquidity and Capital Resources—Proposed Credit Facilities.”
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
Our amended and restated articles of incorporation authorize us to issue 450,000,000 common shares, of which we have issued 180,299,695 common shares as of the date of this annual report. Sales of a substantial number of common shares in the public market, or the perception that these sales could occur, may depress the market price for our common shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. We intend to issue additional common shares in the future. Our shareholders may incur dilution from any future equity offering and upon the issuance of additional common shares upon the exercise of options we grant to certain of our executive officers, upon the issuance of additional common shares pursuant to our equity incentive plan or upon the issuance of common shares to SSH as payment of fees for arranging vessel acquisitions pursuant to the Administrative Services Agreement.
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
Several provisions of our amended and restated articles of incorporation and bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These provisions include:

•	authorizing our board of directors to issue “blank check” preferred stock without stockholder approval;

•	providing for a classified board of directors with staggered, three year terms;

•	establishing certain advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at stockholder meetings;

•	prohibiting cumulative voting in the election of directors;

•	limiting the persons who may call special meetings of shareholders;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of the outstanding common shares entitled to vote for the directors; and

•	establishing supermajority voting provisions with respect to amendments to certain provisions of our amended and restated articles of incorporation and bylaws.
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
The Sarbanes-Oxley Act requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, we need to perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our compliance with Section 404 may require that we incur substantial accounting expenses and expend significant management efforts.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company
Scorpio Bulkers Inc. is an international shipping company that was incorporated in the Republic of the Marshall Islands pursuant to the Marshall Islands Business Corporations Act on March 20, 2013. In December 2013, we completed our underwritten initial public offering of 31,300,000 common shares at $9.75 per share, and in January 2014, the underwriters in the initial public offering exercised their option to purchase an additional 4,695,000 common shares. In February 2014, we completed our offer to exchange unregistered common shares that were previously issued in Norwegian equity private placements (other than the common shares owned by affiliates of us) for common shares that were registered under the Securities Act of 1933, as amended, or the Securities Act, which we refer to as the Exchange Offer. Upon completion of the Exchange Offer, holders of 95,766,779 unregistered common shares validly tendered their shares in exchange for such registered common shares, representing a participation rate of 99.7%. On July 31, 2014, we delisted from the Norwegian Over-the-Counter List, or Norwegian OTC List. Our common shares are listed for trading on the New York Stock Exchange, or NYSE, under the symbol “SALT.”

On September 22, 2014, we issued and sold $65.0 million aggregate principal amount of our 7.50% Senior Notes due 2019, or our Notes, in a registered public offering. On October 16, 2014, we issued an additional $8.625 million aggregate principal amount of our Notes, pursuant to the underwriters’ option to purchase additional notes. Our Notes are listed for trading on the NYSE under the symbol “SLTB.”

In addition, on November 20, 2014, we issued and sold an aggregate of 40,000,000 common shares to SSH, certain of our executive officers, and certain institutional investors in a private offering pursuant to a share purchase agreement, which we refer to as the November 2014 Private Placement.

Our principal executive offices are located at 9, Boulevard Charles III, Monaco 98000 and our telephone number at that location is +377-9798-5716.

B.	Business Overview
We were formed for the purpose of acquiring and operating the latest generation of newbuilding drybulk carriers with fuel-efficient specifications and carrying capacities of greater than 30,000 dwt. Our vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains, and fertilizers, along worldwide shipping routes, and are, or are expected to be, employed primarily in the spot market or in spot market-oriented pools of similarly sized vessels. As of the date of this annual report, our operating fleet of 21 vessels consists of eight wholly-owned drybulk vessels (one Capesize vessel, three Kamsarmax vessels and four Ultramax vessels) and 13 chartered-in drybulk vessels (three Post-Panamax vessels, three Kamsarmax vessels, two Panamax vessels, one Ultramax vessel, three Supramax vessels and one Handymax vessel), which we refer to collectively as our “Operating Fleet.” We also have contracts for the construction of 62 newbuilding drybulk vessels, consisting of 25 Ultramax, 19 Kamsarmax and 18 Capesize vessels, from shipyards in Japan, South Korea, China and Romania. In addition, we have converted our contracts for the construction of an additional nine drybulk vessels into construction contracts for the same number of product tankers, consisting of six LR2 product tankers, of which Scorpio Tankers has agreed to purchase four and has the option to purchase the remaining two by May 31, 2015, and three LR1 product tankers, all of which are currently held for sale. We collectively refer to all of our newbuilding vessels that are currently under construction as our “Newbuilding Program.” We expect to take delivery of the drybulk vessels in our Newbuilding Program as follows: 26 in 2015 and 36 in 2016. Upon final delivery of all of the drybulk vessels in our Newbuilding Program, our owned fleet is expected to have a total carrying capacity of approximately 7.0 million dwt.

Our Fleet

The following tables set forth certain summary information regarding our Operating Fleet and Newbuilding Program as of the date of this annual report:

Operating Fleet

Owned vessels

Vessel Name	Year Built	DWT	Vessel Type
SBI Puro	2015	180,000	Capesize
Total Capesize		180,000
SBI Cakewalk	2014	82,000	Kamsarmax
SBI Charleston	2014	82,000	Kamsarmax
SBI Samba	2015	84,000	Kamsarmax
Total Kamsarmax		248,000
SBI Antares	2015	61,000	Ultramax
SBI Athena	2015	64,000	Ultramax
SBI Bravo	2015	61,000	Ultramax
SBI Leo	2015	61,000	Ultramax
Total Ultramax		247,000
Aggregate Owned DWT		675,000

Time chartered-in vessels

Vessel Type	Year Built	DWT	Where Built	Daily Base Rate	Earliest Expiry
Post-Panamax	2012	98,700	China	$13,000	15-Oct-16	(1)
Post-Panamax	2009	93,000	China	See Note (2)	09-May-15	(2)
Post-Panamax	2011	93,000	China	$9,500	11-Aug-15	(3)
Kamsarmax	2014	82,500	South Korea	$12,000	23-Jul-15	(4)
Kamsarmax	2012	82,000	South Korea	$15,500	23-Jul-17	(5)
Kamsarmax	2011	81,500	South Korea	$15,000	15-Jan-16	(6)
Panamax	2004	77,500	China	$14,000	03-Jan-17	(7)
Panamax	2014	76,000	China	See Note (8)	19-Jun-15	(8)
Ultramax	2010	61,000	Japan	$14,200	01-Apr-17	(9)
Supramax	2010	58,000	China	$14,250	12-Dec-15	(10)
Supramax	2008	58,000	China	$12,250	13-Jun-16	(11)
Supramax	2015	55,000	Japan	$14,000	27-Jan-18	(12)
Handymax	2002	48,500	Japan	$12,000	31-Jan-17	(13)
Aggregate Time Chartered-in DWT		964,700

(1)
This vessel has been time chartered-in for 21 to 25 months, with such term to be determined at the Company’s option at $13,000 per day. The Company has the option to extend this time charter for one year at $14,000 per day. The vessel was delivered February 22, 2015.

(2)
This vessel has been time chartered-in for ten to 14 months, with such term to be determined at the Company’s option at a rate of 90% of the Baltic Panamax 4TC Index. The Company has the option to extend this time charter for an additional ten to 14 months at the same rate of hire. The vessel was delivered on July 9, 2014.

(3)
This vessel has been time chartered-in for 11 to 13 months, with such term to be determined at the Company’s option at $9,500 per day. The Company has the option to extend this time charter for one year at $11,500 per day. The vessel was delivered on September 11, 2014.

(4)
This vessel has been time chartered-in for 11 to 14 months, with such term to be determined at the Company’s option $12,000 per day. The Company has the option to extend this time charter for one year. The vessel was delivered on August 22, 2014.

(5)
This vessel has been time chartered-in for 39 to 44 months, with such term to be determined at the Company’s option at $15,500 per day. The Company has the option to extend this time charter for one year at $16,300 per day. The vessel was delivered on April 23, 2014.

(6)
This vessel has been time chartered-in for 23 to 28 months, with such term to be determined at the Company’s option at $15,000 per day. The Company has the option to extend the charter for an additional 11 to 13 months at $16,000 per day. The vessel was delivered on February 15, 2014.

(7)	This vessel has been time chartered-in for 32 to 38 months, with such term to be determined at the Company’s option at $14,000 per day. The vessel was delivered on May 3, 2014.

(8)
This vessel has been time chartered-in for ten to 13 months, with such term to be determined at the Company’s option at $5,000 per day for the first 40 days and $10,000 per day thereafter. The Company has the option to extend the charter for an additional year. The vessel was delivered on August 10, 2014.

(9)
This vessel has been time chartered-in for three years at $14,200 per day. The Company has options to extend the charter for up to three consecutive one year periods at $15,200 per day, $16,200 per day and $17,200 per day, respectively. The vessel was delivered on April 13, 2014.

(10)
This vessel has been time chartered-in for 20 to 24 months, with such term to be determined at the Company’s option at $14,250 per day. The Company has the option to extend the charter for an additional ten to 12 months at $14,850 per day. The vessel was delivered on April 12, 2014.

(11)
This vessel has been time chartered-in for 21 to 25 months, with such term to be determined at the Company’s option at $12,250 per day. The Company has the option to extend this time charter for one year at $13,000 per day. The vessel was delivered on September 13, 2014.

(12)
This vessel has been time chartered-in for three years at $14,000 per day. The Company has options to extend the charter for up to two consecutive one year periods at $15,000 per day and $16,000 per day, respectively. The vessel was delivered on January 27, 2015.

(13)
This vessel has been time chartered-in for 34 to 37 months, with such term to be determined at the Company’s option at $12,000 per day. The Company has options to extend the charter for up to three consecutive one year periods at $12,750 per day, $13,600 per day and $14,800 per day, respectively. The vessel was delivered on March 31, 2014.

Newbuilding Program

Drybulk Vessels Under Construction

Capesize Vessels
	Vessel Name	Expected Delivery	DWT	Shipyard
1	Hull H1310 - TBN SBI Valrico	Q3-15	180,000	Waigaoqiao
2	Hull H1311 - TBN SBI Maduro	Q4-15	180,000	Waigaoqiao
3	Hull H1364 - TBN SBI Belicoso	Q3-15	180,000	Waigaoqiao
4	Hull H1365 - TBN SBI Corona	Q1-16	180,000	Waigaoqiao
5	Hull H1366 - TBN SBI Diadema	Q1-16	180,000	Waigaoqiao
6	Hull H1367 - TBN SBI Estupendo	Q2-16	180,000	Waigaoqiao
7	Hull S1205 - TBN SBI Camacho	Q2-15	180,000	Sungdong
8	Hull S1206 - TBN SBI Montesino	Q2-15	180,000	Sungdong
9	Hull S1211 - TBN SBI Magnum	Q2-15	180,000	Sungdong
10	Hull S1212 - TBN SBI Montecristo	Q3-15	180,000	Sungdong
11	Hull S1213 - TBN SBI Aroma	Q3-15	180,000	Sungdong
12	Hull S1214 - TBN SBI Cohiba	Q4-15	180,000	Sungdong
13	Hull S1215 - TBN SBI Habano	Q1-16	180,000	Sungdong
14	Hull H1059 - TBN SBI Churchill	Q4-15	180,000	Daewoo
15	Hull H1060 - TBN SBI Perfecto	Q1-16	180,000	Daewoo
16	Hull H1061 - TBN SBI Presidente	Q2-16	180,000	Daewoo
17	Hull HN1058 - TBN SBI Behike	Q4-15	180,000	Daehan
18	Hull HN1059 - TBN SBI Monterrey	Q4-15	180,000	Daehan
	Aggregate Capesize Newbuilding DWT		3,240,000

Kamsarmax Vessels
	Vessel Name	Expected Delivery	DWT	Shipyard
1	Hull S1681 - TBN SBI Rumba	Q3-15	84,000	Imabari
2	Hull 1090 - TBN SBI Electra	Q3-15	82,000	Yangzijiang
3	Hull 1091 - TBN SBI Flamenco	Q3-15	82,000	Yangzijiang
4	Hull 1092 - TBN SBI Rock	Q4-15	82,000	Yangzijiang
5	Hull 1093 - TBN SBI Twist	Q1-16	82,000	Yangzijiang
6	Hull SS179 - TBN SBI Merengue	Q1-16	81,600	Tsuneishi
7	Hull S1228 - TBN SBI Capoeira	Q2-15	82,000	Hudong
8	Hull S1722A - TBN SBI Conga	Q2-15	82,000	Hudong
9	Hull S1723A - TBN SBI Bolero	Q3-15	82,000	Hudong
10	Hull S1229 - TBN SBI Carioca	Q3-15	82,000	Hudong
11	Hull S1724A - TBN SBI Sousta	Q3-15	82,000	Hudong
12	Hull S1725A - TBN SBI Reggae	Q4-15	82,000	Hudong
13	Hull S1726A - TBN SBI Zumba	Q1-16	82,000	Hudong
14	Hull S1231 - TBN SBI Macarena	Q1-16	82,000	Hudong
15	Hull S1735A - TBN SBI Parapara	Q2-16	82,000	Hudong
16	Hull S1736A - TBN SBI Mazurka	Q2-16	82,000	Hudong
17	Hull S1230 - TBN SBI Lambada	Q3-15	82,000	Hudong
18	Hull S1232 - TBN SBI Swing	Q2-16	82,000	Hudong
19	Hull S1233 - TBN SBI Jive	Q3-16	82,000	Hudong
	Aggregate Kamsarmax Newbuilding DWT		1,559,600

Ultramax Vessels
	Vessel Name	Expected Delivery	DWT	Shipyard
1	Hull 1907 - TBN SBI Hera	Q2-16	60,200	Mitsui
2	Hull 1906 - TBN SBI Zeus	Q2-16	60,200	Mitsui
3	Hull 1911 - TBN SBI Poseidon	Q2-16	60,200	Mitsui
4	Hull 1912 - TBN SBI Apollo	Q2-16	60,200	Mitsui
5	Hull S870 - TBN SBI Echo	Q3-15	61,000	Imabari
6	Hull S871 - TBN SBI Tango	Q3-15	61,000	Imabari
7	Hull S-A098 - TBN SBI Achilles	Q4-15	61,000	Imabari
8	Hull S-A089 - TBN SBI Cronos	Q4-15	61,000	Imabari
9	Hull S-A090 - TBN SBI Hermes	Q1-16	61,000	Imabari
10	Hull NE182 - TBN SBI Maia	Q3-15	61,000	Nacks
11	Hull NE183 - TBN SBI Hydra	Q3-15	61,000	Nacks
12	Hull NE194 - TBN SBI Hyperion	Q2-16	61,000	Nacks
13	Hull NE195 - TBN SBI Tethys	Q2-16	61,000	Nacks
14	Hull DE019 - TBN SBI Lyra	Q2-15	61,000	Dacks
15	Hull DE020 - TBN SBI Subaru	Q2-15	61,000	Dacks
16	Hull DE021 - TBN SBI Ursa	Q3-15	61,000	Dacks
17	Hull CX0651 - TBN SBI Pegasus	Q3-15	64,000	Dacks
18	Hull CX0652 - TBN SBI Orion	Q4-15	64,000	Chengxi
19	Hull CX0612 - TBN SBI Thalia	Q4-15	64,000	Chengxi
20	Hull CX0653 - TBN SBI Hercules	Q4-15	64,000	Chengxi
21	Hull CX0627 - TBN SBI Perseus	Q1-16	64,000	Chengxi
22	Hull CX0654 - TBN SBI Kratos	Q1-16	64,000	Chengxi
23	Hull CX0655 - TBN SBI Samson	Q2-16	64,000	Chengxi
24	Hull CX0613 - TBN SBI Phoebe	Q3-16	64,000	Chengxi
25	Hull CX0656 - TBN SBI Phoenix	Q3-16	64,000	Chengxi
	Aggregate Ultramax Newbuilding DWT		1,548,800
	AGGREGATE DRYBULK		6,348,400

Product Tankers and Kamsarmax Vessel Under Construction - To Be Sold

	Vessel Name	Expected Delivery (1)	DWT	Shipyard
1	Hull S3120 - TBN SBI Parejo (2)	Q3-16	115,000	Sungdong
2	Hull S3121 - TBN SBI Tuscamina (2)	Q3-16	115,000	Sungdong
3	Hull H5023 - TBN SBI Panatela (2)	Q4-16	112,000	Daewoo
4	Hull H5024 - TBN SBI Robusto (2)	Q1-17	112,000	Daewoo
5	Hull H.5003 - TBN SBI Macanudo (2)	Q1-16	115,000	Daehan
6	Hull H.5004 - TBN SBI Cuaba (2)	Q2-16	115,000	Daehan
	Total LR2 Newbuilding DWT		684,000
1	Hull S3122 - TBN SBI Lonsdale (2)	Q2-17	74,500	Sungdong
2	Hull S3123 - TBN SBI Partagas (2)	Q2-17	74,500	Sungdong
3	Hull S3124 - TBN SBI Toro (2)	Q3-17	74,500	Sungdong
	Total LR1 Newbuilding DWT		223,500
1	Hull SS164 – TBN SBI Salsa(2)	Q3-15	81,000	Tsuneishi
	Total Kamsarmax DWT		81,000
	Aggregate Product Tankers and Kamsarmax Vessel Newbuilding DWT		988,500

(1)	Expected delivery date relates to quarter during which each vessel is currently expected to be delivered from the shipyard.

(2)	Vessel held for sale.
Employment of Our Fleet
Generally, we intend to operate our vessels in spot market-oriented commercial pools, in the spot market or, under certain circumstances, on time charters.
Spot Market-Oriented Commercial Pools
To increase vessel utilization and thereby revenues, we participate in commercial pools with other shipowners with similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial managers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. The managers of the pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance vessel utilization rates for pool vessels by securing backhaul voyages, which is when cargo is transported on the return leg of a journey, and contracts of affreightment, or COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market, while providing a higher level of service offerings to customers.
All of our chartered-in vessels and owned vessels, other than one Capesize vessel which is currently on time charter until November 23, 2015, are employed in a spot market-oriented commercial pool managed by our commercial manager, or a Scorpio Group Pool, which exposes us to fluctuations in spot market charter rates. In addition, we expect that each of the drybulk vessels in our Newbuilding Program, following their delivery to us, will initially be employed in a Scorpio Group Pool. The Scorpio Group Pools have been newly formed or will be formed prior to the delivery of the vessels in our Newbuilding Program and have limited to no operating history. Our vessels are expected to participate in the Scorpio Group Pools under the same contractual terms and conditions as the third party vessels in the pool. Each pool will aggregate the revenues and expenses of all of the pool participants and distribute the net earnings calculated on (i) the number of pool points for the vessel, which are based on vessel attributes such as cargo carrying capacity, fuel consumption, and construction characteristics, and (ii) the number of days the vessel operates in the period. SCM, a Monaco corporation controlled by the Lolli-Ghetti family of which our co-founder, Chairman and Chief Executive Officer is a member, is or will be responsible for the administration of the pool and the commercial management of the participating vessels, including marketing the pool, negotiating charters, including voyage charters, short duration time charters and COAs, conducting pool operations, including the distribution of pool cash earnings, and managing bunker (fuel oil) purchases, port charges and administrative services for the vessels. SCM, as operator of the Scorpio Group Pools, charges $300 a day for each vessel, whether owned by us or chartered-in, plus a 1.75% commission on the gross revenues per charter fixture, which commission has been temporarily reduced. See “-Management of our Business” below.

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
Time Charters
Time charters give us a fixed and stable cash flow for a known period of time. Time charters also mitigate in part the seasonality of the spot market business, which is generally weaker in the second and third quarters of the year. We currently employ one vessel on time charter, and in the future, we may opportunistically look to employ additional vessels under time charter contracts should rates become more attractive. We may also enter into time charter contracts with profit sharing agreements, which enable us to benefit when the spot market rates increase.

Management of Our Business
Commercial and Technical Management
Our vessels are commercially managed by SCM and technically managed by SSM pursuant to a Master Agreement, which may be terminated by either party upon 24 months notice. SCM and SSM are companies affiliated with us. The vessels we charter-in are also commercially managed by SCM. We expect that additional vessels that we may acquire in the future, including the drybulk vessels in our Newbuilding Program, will also be managed under the Master Agreement or on substantially similar terms.
SCM’s services include securing employment for our vessels in the spot market and on time charters. SCM also manages the Scorpio Group Pools in which our vessels are, or are expected to be, employed. For commercial management of any of our vessels that does not operate in one of these pools, we pay SCM a daily fee of $300 per vessel, plus a 1.75% commission on the gross revenues per charter fixture. The Scorpio Group Pool participants, including us and third-party owners of similar vessels, are each expected to pay SCM a pool management fee of $300 per vessel per day, plus a 1.75% commission on the gross revenues per charter fixture. Effective November 20, 2014, SCM has agreed to reduce the 1.75% commission to 1.00% until the first day on which the closing price of our common shares is not less than $9.75 per share, adjusted to include all authorized dividends paid on our share capital.
SSM’s services include providing technical support, such as arranging the hiring of qualified officers and crew, supervising the maintenance and performance of vessels, purchasing supplies, spare parts and new equipment, arranging and supervising drydocking and repairs, and monitoring regulatory and classification society compliance and customer standards. We will pay SSM an annual fee of $200,000 per vessel to provide technical management services for each of the drybulk vessels in our Newbuilding Program upon delivery. In addition, representatives of SSM, including certain subcontractors, provide us with construction supervisory services while our vessels are being constructed in shipyards. For these services, we compensate SSM for its direct expenses, which can vary between $200,000 and $500,000 per vessel. Please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Commercial and Technical Management Agreements” for additional information.
Administrative Services Agreement
We have entered into an Administrative Services Agreement with SSH for the provision of administrative staff, office space and accounting, legal compliance, financial and information technology services. SSH is a company affiliated with us. The services provided to us by SSH may be sub-contracted to other entities within the Scorpio Group. Pursuant to the Administrative Services Agreement, we reimburse SSH for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above and a pro-rata portion of the salary incurred by SSH for an internal auditor. We also pay SSH a fee for arranging vessel acquisitions, including newbuildings, which is payable in our common shares. The amount of common shares payable is determined by dividing $250,000 by the market value of our common shares based on the volume weighted average price of our common shares over the 30 trading day period immediately preceding the contract date of a definitive agreement to acquire any vessel. In November 2014, SSH has agreed to waive its fee on vessel acquisitions contracted after November 20, 2014, until the first day on which the closing price of our common shares is not less than $9.75 per share, adjusted to include all authorized dividends paid on our share capital. As of the date of this annual report, we issued an aggregate of 223,638 common shares to SSH in connection with the deliveries of eight of our newbuilding vessels, and expect to issue an additional 1,945,103 common shares to SSH throughout the deliveries of the remaining vessels in our Newbuilding Program
SSH has agreed with us not to own any drybulk carriers greater than 30,000 dwt for so long as the Administrative Services Agreement is in full force and effect. This agreement may be terminated by SSH after the third anniversary of our initial public offering upon 12 months’ prior written notice.

Recent and Other Developments
Newbuilding Vessels
During the period from January 1, 2015 through March 30, 2015, we took delivery of the following newbuilding vessels:

•	SBI Bravo, an Ultramax vessel, was delivered from Nacks on January 7, 2015 and commenced operations in the Ultramax Pool.

•	SBI Athena, an Ultramax vessel, was delivered from Chengxi on January 9, 2015 and commenced operations in the Ultramax Pool.

•	SBI Samba, a Kamsarmax vessel, was delivered from Imabari on January 23, 2015 and commenced operations in the Kamsarmax Pool.

•	SBI Antares, an Ultramax vessel, was delivered from Nacks on January 30, 2015 and commenced operations in the Ultramax Pool.

•
SBI Puro, a Capesize vessel, was delivered from Waigaoqiao on February 6, 2015 and commenced employment under a time charter to a major European charterer for a term of ten to 13 months at a rate of $13,800 per day.

•	SBI Leo, an Ultramax vessel, was delivered from Dacks on February 16, 2015 and commenced operations in the Ultramax Pool.

On March 4, 2015, we finalized agreements with a shipyard in South Korea to modify existing newbuilding contracts for three of our Capesize vessels. The three contracts will now provide for the construction of three LR1 product tankers, two of which are scheduled for delivery during the second quarter of 2017 and one during the third quarter of 2017. As a result of these agreements, we expect to incur a loss of approximately $23 million relating to writing down the contracts to their estimated fair market value. Also, upon completion of customary documentation, the LR1 contracts will be re-classified on our balance sheet as assets held for sale.

Chartered-in Vessels
As of March 30, 2015, we agreed to time charter-in 13 drybulk vessels, consisting of three Kamsarmax vessels, two Panamax vessels, and three Post-Panamax vessels, one Ultramax vessel, three Supramax vessels and one Handymax vessel. Please see “—Our Fleet” above for information on these vessels.

Credit Facilities
$240.3 Million Senior Secured Credit Facility
On January 15, 2015, we entered into a $411.3 million senior secured credit facility with a group of financial institutions, which was subsequently reduced on March 26, 2015 by $171.0 million to $240.3 million due to the removal from financing under this facility of five Capesize newbuilding vessels that we have agreed to convert into product tankers. The proceeds of this facility are expected to finance a portion of the purchase price of seven Capesize vessels in our Newbuilding Program under construction at Sungdong. This facility is secured by, among other things, a first preferred mortgage on the seven Capesize newbuilding vessels and guaranteed by each of the collateral vessel owning subsidiaries. Portions of this facility bear interest at LIBOR plus an applicable margin of between 1.90% and 2.95% and a portion has a fixed coupon of 6.25%. The facility matures six years from the delivery of the final vessel securing the facility, and in certain circumstances, this facility matures 12 years after the delivery of each financed vessel. The terms and conditions of the facility, including covenants, are similar to those in our existing credit facilities and customary for financings of this type.
$42.0 Million Senior Secured Credit Facility
On January 30, 2015, we entered into a $42.0 million credit facility with a leading European financial institution. The proceeds of this facility are expected to finance a portion of the purchase price of two Kamsarmax vessels in our Newbuilding Program (of which one Kamsarmax vessel was delivered in January 2015 to us from Imabari and one Kamsarmax vessel is under construction at Imabari). The facility may be drawn in two tranches, each of which has a final maturity of six years from the date of the respective vessel delivery from the yard. This facility bears interest at LIBOR plus a margin of 2.80%. This facility is secured by, among other things, a first preferred mortgage on the two Kamsarmax newbuilding vessels and guaranteed by each of the collateral vessel owning subsidiaries. The terms and conditions of the facility, including covenants, are similar to those in our existing credit facilities and customary for financings of this type.
$26.0 Million Senior Secured Credit Facility
On February 27, 2015, we entered into a $26.0 million senior secured credit facility with ABN AMRO Bank N.V., the Netherlands. The proceeds of this facility were used to finance a portion of the purchase price of one Capesize vessel, which was delivered to us during the first quarter of 2015. This facility matures at the earlier of (a) the date falling six months after the drawdown date; and (b) the date ten business days after the date on which the Chinese Ministry of Finance has approved insurance coverage to be provided by the China Export & Credit Insurance Corporation, or Sinosure, with respect to our $230.3 Million Credit Facility (discussed below) and drawings can be made under such facility. This facility bears interest at LIBOR plus an initial margin of 2.00%, with monthly step ups of 0.25% in margin until a margin of 3.25% is reached. This facility is secured by, among other things, a first preferred mortgage on the Capesize newbuilding vessel and guaranteed by the collateral vessel owning subsidiary. The terms and conditions of the facility, including covenants, are similar to those in our existing credit facilities and customary for financings of this type.
$19.8 Million Senior Secured Credit Facility
On March 2, 2015, we entered into a senior secured credit facility for up to $19.8 million. The facility was previously announced as a $39.6 million credit facility, that has now been reduced to a size of $19.8 million due to the removal of the financing on one Kamsarmax vessel which we have classified as held for sale. The facility was arranged by ABN AMRO Bank N.V., the Netherlands, with insurance cover provided from Sinosure. The facility is expected to be used to finance a portion of the purchase price of one Kamsarmax vessel currently under construction at Tsuneishi with expected delivery during the first quarter of 2016. The facility matures ten years from the date of delivery of the vessel and bears interest at LIBOR plus a margin of 2.50%. This facility is secured by, among other things, a first priority mortgage one Kamsarmax newbuilding vessel and guaranteed by the collateral vessel owning subsidiary. The terms and conditions of the facility, including covenants, are similar to those in our existing credit facilities and customary for financings of this type.
$230.3 Million Senior Secured Credit Facility
On March 2, 2015, we received a commitment from ABN AMRO Bank N.V. and The Export-Import Bank of China, for a loan facility of up to $230.3 million. This commitment finalizes a previously announced memorandum of understanding for a $234.9 million credit facility. This facility was arranged by ABN AMRO Bank N.V., the Netherlands, with insurance cover to be provided from Sinosure. The proceeds of this facility are expected to be used to finance a portion of the purchase price of seven Capesize vessels (of which one vessel was delivered to us in February 2015 from Waigaoqiao and six vessels are currently under construction at Waigaoqiao with expected deliveries between the third quarter of 2015 and the second quarter of 2016). The terms and conditions of this facility, including covenants, will be similar to those in our existing credit facilities and customary for financings of this type. This facility is subject to customary conditions precedent and the execution of definitive documentation. The credit facility is pending approval from the Chinese Ministry of Finance on the insurance coverage to be provided by Sinosure.

For additional information regarding our credit facilities and other debt arrangements, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities and Unsecured Notes.”

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
Competition
We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation and that of our commercial manager. We compete primarily with other independent and state-owned drybulk vessel-owners. Our competitors may have more resources than us and may operate vessels that are newer, and therefore more attractive to charterers, than our vessels. Ownership of drybulk vessels is highly fragmented and is divided among publicly listed companies, state-controlled owners and private shipowners.

Industry and Market Conditions
The Drybulk Shipping Industry
Except as otherwise indicated, the statistical information and industry and market data contained in this section is based on or derived from statistical information and industry and market data collated and prepared by SSY Consultancy & Research Ltd., or SSY. The data is based on SSY's review of such statistical information and market data available at the time (including internal surveys and sources, independent financial information, independent external industry publications, reports or other publicly available information). Due to the incomplete nature of the statistical information and market data available, SSY has had to make some estimates where necessary when preparing the data. The data is subject to change and may differ from similar assessments obtained from other analysts of shipping markets. While reasonable care has been taken in the preparation of the data, SSY has not undertaken any independent verification of the information and market data obtained from published sources.

Industry Overview
Drybulk shipping mainly comprises the shipment of minerals (such as iron ore and coal), other industrial raw materials and various agricultural products. Of these, the major cargoes are iron ore, coal and grain. The remaining minor bulk cargoes include steel products, bauxite/alumina, nickel ore, cement, petroleum coke, forest products, fertilizers and non-grain agricultural products, such as sugar.

Charterers in the drybulk shipping industry range from cargo owners (such as mining companies and grain houses) to end-users (such as steel producers and power utilities) and also include a number of different trading companies and ship operators.

In 2014 total international seaborne drybulk trade reached an estimated new annual record of 4.15 billion tonnes. This was up by an estimated 4.6% since 2013 and by an estimated 39.4% since 2009 levels. With the exception of 2009 when the global economy was in recession, seaborne drybulk trade has recorded positive annual growth in every year since 1998. While the 2014 trade estimates will be subject to revision as final trade statistics become available, estimates outlined in the table below indicate that last year’s increase in seaborne trade was unevenly distributed between the various cargo types and below the compound annual average growth rate, or CAGR, for the five years to 2014.

World Seaborne Drybulk Trade
(million tonnes)

Cargo/Year	2009	2010	2011	2012	2013	2014	2009-14% Growth	CAGR
Major Bulks	2109	2326	2464	2607	2805	2981	41%	7%
Iron Ore	939	1036	1107	1138	1240	1379	47%	8%
Coal	849	958	1020	1117	1197	1179	39%	7%
Grains	321	332	338	353	369	426	33%	6%
Minor Bulks	868	985	1063	1105	1163	1166	34%	6%
Total	2977	3311	3527	3713	3968	4152	39%	7%
Totals may not add due to rounding

Cargo Types
Iron ore: Iron is the key raw material for steelmaking, and iron ore trade has surged in recent years on the back of unprecedented Chinese import demand to be the single largest seaborne drybulk cargo, totaling an estimated 1,379 million tonnes, or Mt, in 2014. Although world steel production and, therefore, iron ore demand growth softened in the second half of 2014, annual seaborne iron ore trade in 2014 was still up by an estimated 11.2% on the 2013 total, 47% higher than in 2009 and 130% above the corresponding total in 2004. In addition to China, which as described elsewhere in this section has become the dominant importer accounting for approximately two-thirds of seaborne imports in 2014, the main import markets for iron ore are Japan, Western Europe and South Korea. Exports are dominated by Australia and Brazil, which together account for close to 80% of the seaborne market with a large majority of their cargoes carried by Capesize vessels given the favorable unit economies. This market share has increased from less than 70% in 2009, chiefly through the introduction of additional Australian export capacity. Other iron ore exporters include Canada, India, South Africa and West Africa.

Coal: At an estimated 1,179 Mt in 2014, global seaborne coal trade was down by 1.5% from its 2013 record, contrasting with a CAGR of 7% for the five-year period from 2009 to 2014. Coal trade is comprised of two main categories: (1) steam coal (which is chiefly used for electricity generation, but also by industrial users, such as the cement industry) and (2) coking coal (a key input for blast furnace steelmaking). Traditionally dominated by import demand from Japan and Western Europe, the past five years have seen China and India emerge as key importers. The leading exporter of coking coal is Australia, followed by the United States and Canada.

Indonesia is the largest exporter of steam coal, ahead of Australia, the former Soviet Union, Colombia, South Africa and the United States. Between 2004 and 2013 China was transformed from one of the world’s major steam coal exporting nations to the single largest importer, such was the strength of the country’s domestic demand for power generation. Last year, however, China recorded its first annual fall in steam coal imports since 2008, against the background of an oversupplied domestic coal market. Indian imports have grown rapidly during the past five to ten years to surpass those of Taiwan, South Korea and Japan. Western Europe remains a major import market, while Latin America has grown in importance as a coal import generator. Although investments in new port facilities have enabled the participation of Capesize vessels in the Asia-led coal trade growth in recent years, it has chiefly benefited demand for Panamax and Handymax type vessels.

Grains: Seaborne grain trade is comprised of wheat, coarse grains (corn, barley, oats, rye and sorghum) and soyabeans/meal, which together totaled an estimated new record of 426 Mt in 2014. This was up by 15.5% on 2013 and well above the CAGR of 6% for 2009 to 2014. In addition, the grain trades remain an important source of freight market volatility due to both the seasonality of export flows and year-on-year variations in crop surpluses and deficits. For example, improved harvests in the United States and Black Sea region were key to last year’s growth in world grain trade.

Soya is the largest of the three main categories of grain trade with the United States, Brazil and Argentina as the leading export countries. The principal markets are in Europe and Far East Asia, and China is the world’s single largest soyabean importer. Shipments are dominated by Panamax and Handymax vessels. Wheat and coarse grains are also primarily carried by mid-size vessels with the United States, Canada, Russia, Ukraine, Argentina, Australia and the European Union the main exporting regions. In addition to Far East Asia and Europe, the Middle East, Africa and Latin America are all significant import markets.

Minor Bulks: A diversity of cargo types are covered under this heading with different sets of demand drivers. Nevertheless, together at more than 1.1 billion tonnes per annum these trades represent a major source of employment for the smaller Handysize and Handymax vessels. Several minor bulk cargoes, including steel products and cement suffered an especially severe decline in trade volumes during the global financial crisis. The subsequent recovery in overall minor bulk trade volumes to an estimated all-time high in 2013 was shaped by some different drivers than during the pre-2008 period with a greater emphasis on Chinese imports of industrial raw materials, such as bauxite and nickel ore.

A key development for the minor bulk trades in 2014 was the implementation of export restrictions on unprocessed mineral ores by the Indonesian government in January, which effectively banned the country’s exports of bauxite and nickel ore. Since totaling a combined 121 Mt in 2013 and 6.4 Mt in January 2014, Indonesian exports of these two cargoes have been zero. The absence of Indonesian supplies, together with limited alternative cargoes from other sources, was a major restraint on last year’s minor bulk trade. In contrast, there was a positive contribution from steel products, of which the combined annual exports from China, Japan, South Korea, Brazil and the European Union were an estimated 21% higher than in 2013. The estimated CAGR for minor bulk trade volumes for the period from 2009 to 2014 was 3%.

Demand for Drybulk Shipping
Drybulk trade is a function of levels of (1) economic activity, (2) the industrialization/urbanization of developing countries, (3) population growth (plus changes in dietary habits) and (4) regional shifts in cargo supply/demand balances (for example, due to the development of new export/import capacity or depletion/development of mineral reserves). The distances shipped chiefly reflect regional commodity surpluses and deficits. Generally, the more concentrated the sources of cargo supply, the greater the average distance shipped.

Ship demand is determined by the overall volumes of cargo moved and the distance that these are shipped (that is, tonne-mile demand), as well as changes in vessel efficiency. These changes may be caused by such factors as (1) vessel speed (in the high fuel cost/low freight rate environment of recent years, there has been an incentive for shipowners to reduce speed and so lower fuel consumption); (2) port delays (which have been a common occurrence in the last ten to 12 years as inland and port logistics in several key export areas have struggled to meet surging global demand) and (3) laden to ballast ratios (that is, how much time vessels spend sailing empty on re-positioning voyages; ballasting has also been on the increase over the last ten years due to the widening imbalance in cargo flows between the Atlantic and Pacific Basins).

World seaborne drybulk trade followed a steady underlying upward trend during the 1980s and 1990s. The CAGR for the major drybulk cargoes over this period was an estimated 2.5%, before accelerating sharply to 6.3% during 2000 to 2009 and to an estimated 7.2% between 2010 and 2014.

Both the growth in drybulk trade volumes since the global financial crisis of 2008-2009, and the preceding acceleration in the underlying rate of expansion in cargo movements, were primarily due to the rapid industrialization and urbanization of China. From approximately 130 Mt in 2000, Chinese drybulk imports had increased more than ten-fold by 2014, as illustrated in the accompanying chart. This expansion has been facilitated by investments in new mining and port facilities in key exporting areas around the world in response to Chinese-driven rises in commodity prices from 2004 to 2011 and 2012.

The table below provides a more detailed comparison of China’s drybulk imports between 2009 and 2014. It confirms iron ore’s role as the leading source of growth during this five-year period. This reflects not only increases in domestic steel production (and, therefore, iron ore consumption) to meet the needs of an industrializing and urbanizing economy, but also the substitution of higher-quality imported iron ore for lower-quality domestic supplies. This growth has mainly been to the benefit of Capesize vessels, hauling cargoes from West Australia and Brazil.

The table also highlights high rates of growth across a range of other cargoes, such as coal, grains and some of the key minor bulks. Indonesia and Australia are the primary sources of Chinese coal imports, while in the grain trades increased Chinese demand for soya beans from Latin America and the United States has boosted tonne-mile demand for Panamax and Supramax vessels.

Indonesia had been the dominant supplier of bauxite and nickel ore to China until January 2014’s export restrictions. With Chinese buyers struggling to find alternative supplies from elsewhere while drawing on inventories accumulated over the course of 2013, the country’s total imports of both bauxite and nickel ore fell to 41.8 Mt in 2014 from 75.4 Mt the previous year.

Customs data for the first two months of 2015 show a year-on-year decline in China’s drybulk imports of 14.5%, chiefly due to lower volumes of coal, bauxite and nickel ore. A more modest 1.1% decline in iron ore imports has accompanied a reported contraction in China’s crude steel production.

Chinese Drybulk Imports (Million Tonnes)

	2009	2014	CAGR
Iron Ore	628.2	932.9	+8%
Steel Products	22.2	14.6	-8%
Coal*	144.9	291.4	+15%
Bauxite/alumina	24.9	41.8	+11%
Grains	48.6	90.6	+13%
Fertilizer	4.1	9.6	+19%
Other**	72.3	122.5	+11%
Total of above	945.2	1,503.4	+10%
* Includes lignite ** Includes mineral ores (such as nickel), pulp/woodchip and petroleum coke. Source: Chinese Customs

Outside of China, most of the additional growth in drybulk cargo import demand during the past five years has been generated by other Asian economies. For example, Indian coal imports are estimated to have risen from 87 Mt in 2009 to 223 Mt in 2014, reflecting the strength of demand from electricity generators and the cement and steel industries. Although India has added several Capesize coal import terminals in recent years, a majority of the coal cargoes arriving in the country are shipped by Supramax, Panamax and Kamsarmax vessels. More established Asian import markets, such as Japan and South Korea, have also contributed to the region’s import growth. Japan’s imports of coal and iron ore increased by 57 Mt between 2009 and 2014 and Korea’s by 59 Mt over the same period.

In contrast, European mineral imports have staged only a partial recovery from their cyclical lows in 2009 and have remained below their 2007 totals, partly due to the ongoing financial crisis in the eurozone. Consequently, Far East Asia’s share of world seaborne major bulk imports is estimated to have climbed above 75% from approximately 60% in the middle of the last decade and 50-55% in 2000.

As a result, the fastest drybulk trade growth has been seen within the Pacific Basin, which has been supplemented by increases in fronthaul trade from the Atlantic to the Pacific (chiefly iron ore on Capesize vessels and grains on Panamaxes and Supramaxes).

Seaborne Dry Bulk Trade
Minor Bulks
Grain
Coal
Iron Ore
Annual average growth 2000-2014 = 5.4%
Annual average growth 1990-1999 = 2.1%
Million tonnes
0
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000
4,500
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014(e)

Chinese Dry Bulk imports by Main Cargo Category
All Others
Grains
Total coal
Iron Ore
"Other" comprises steel products, bauxite/alumina, petcoke, pulp/woodchip, fertilizers, ferrous scrap, nickel, copper, chrome and manganese ores
Source: Chinese Customs
million tonnes
1,600
1,500
1,400
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

Fleet
The cargoes outlined above are predominantly carried by dry bulk carriers of more than 10,000 dwt. Dry bulk carriers are single-decked ships that transport dry cargoes in “bulk” form (loose within cargo holds, rather than in bags, crates or on pallets). As of mid-March 2015, the total fleet of 10,000+ dwt drybulk carriers numbered approximately 10,124 vessels of 754.3 million deadweight tonnes, or Mdwt.

This fleet is divided into four principal size segments: Handysize (10,000-39,999 dwt), Handymax (40,000-64,999 dwt), Panamax (65,000-99,999 dwt) and Capesize (100,000+dwt). Aside from size, the main distinction between dry bulk vessel types is whether they are geared (i.e. equipped with cranes for loading/discharge) or gearless. The main characteristics of these four vessel types are summarized below, while the accompanying table summarizes the current structure of the fleet by age and size. It shows that in terms of deadweight capacity, the Capesize sector is the largest with 41.0% of the mid-March 2015 total, followed by Panamaxes at 25.5%, Handymaxes at 22.2% and Handysize at 11.3%.

Handysize (10,000-39,999 dwt): These ships carry the widest range of cargoes of any drybulk size segment and are the most dependent on the minor bulks for employment. They are usually equipped with cargo-handling gear (cranes or derricks) and are widely used on routes to and from draft-restricted ports that a) cannot receive larger ships and b) often lack their own land-based cargo-handling equipment. Many such loading or discharge facilities are located in the developing nations. Due to the limited scale economies that these vessels offer, compared to larger tonnage, many of these ships are extensively employed on intra-regional, shorter-haul trades. Special designs of ship are associated with the carriage of such cargoes as steel products and logs (“open-hatch” and “log-fitted” vessels); while some variants also exist in terms of cargo-handling equipment, such as “grab-fitted” tonnage possessing scoops that facilitate easier unloading of certain cargo types.

Handymax (40,000-64,999 dwt): This segment of the dry bulk carrier fleet contains three distinct sub-categories - the traditional Handymax size (40,000-49,999 dwt), the Supramax size (50,000-59,999 dwt) and the Ultramax size (60,000-64,999 dwt. There are some Ultramax newbuilding designs of above 65,000 dwt, but as these are much fewer in number than existing gearless vessels of 65,000-69,999 dwt, they currently fall in SSY’s Panamax size range.). Despite their increased size, these vessels retain a high degree of trading flexibility as their cargo gear enables them to load and/or discharge at ports with limited facilities. They are more widely deployed on longer-haul routes than Handysizes due to the greater scale economies that they offer. Whereas the traditional Handymax types have gained market share from the sub-40,000 dwt fleet of Handysizes over the past 20 years, the new generation of Supramax and Ultramax vessels are also competing for business on Panamax routes (such as grains from Latin America).

Panamax (65,000-99,999 dwt): The strict definition of a Panamax bulk carrier is a ship able to transit the Panama Canal fully laden. However, in recent years this definition has become blurred as (1) only a minority of the vessels in this size range pass through the Panama Canal in any 12-month period and (2) shipyards have developed new designs in anticipation of the Panama Canal’s expanded dimensions from early 2016 onwards. At present, the Panama Canal can accommodate ships of maximum beam (i.e. extreme vessel breadth) of 32.3 meters, maximum length overall (LOA) of 294.1m and maximum draft of 12m tropical fresh water (TFW). Post-enlargement, these limits will increase to 49m beam, 366m LOA and 15.2m TFW draft. For these reasons our fleet definition stretches from 65,000 to 99,999 dwt, encompassing three main sub-types: traditional Panamaxes (70,000 to 79,999 dwt), Kamsarmaxes (82,000 to 83,000 dwt, which are currently the largest bulk carrier to transit the Panama Canal fully laden) and post-Panamaxes (85,000 to 99,999 dwt). The baseload demand for these vessel types is provided by coal and grain cargoes, although they also participate in a number of other trades (including iron ore, bauxite and fertilizers). Only a small minority of vessels in this size range are equipped with cargo gear as most of the ports served have well developed cargo loading or discharge terminals.

Capesize (100,000+ dwt): These ships are almost exclusively deployed on the iron ore and coal trades, which benefit most from their scale economies. There are three main sub-types: small Capes (100,000 to 119,999 dwt), standard Capes (160,000 to 209,999 dwt, which are mainly concentrated between 170,000 dwt and 180,000 dwt, but also include Newcastlemaxes of 200,000 to 209,999 dwt) and Very Large Ore Carriers (220,000 dwt and above).

Drybulk Carrier Fleet by Size/Age (Million Dwt):
As at mid-March 2015

Built/Dwt	10-39,999	40-64,999	65-99,999	100,000+	Total
Pre-1991	10.3	6.8	5.2	5.7	28.0
1991-95	4.1	7.2	10.2	26.9	48.4
1996-00	9.0	14.5	22.1	23.8	69.4
2001-05	8.4	22.6	27.8	30.0	88.8
2006-10	20.7	45.6	42.2	89.6	198.1
2011-15	33.0	70.7	85.0	132.9	321.6
Total Fleet	85.4	167.4	192.4	309.1	754.3
Avg Age	11 Yrs	9 Yrs	8 Yrs	8 Yrs	9 Yrs
Totals may not add due to rounding
Ownership
Unlike other specialist areas of the world shipping fleet, ownership in the dry bulk segment is highly fragmented, with SSY’s database showing approximately 2,000 different owners. The largest 50 owners account for approximately 36% of the fleet in terms of deadweight carrying capacity, but this includes a large number of Chinese-flagged vessels that trade on both domestic and international routes.

While such analysis will tend to understate levels of market concentration, due to the operation of vessel pools and chartered in fleets, the dry bulk segment is sufficiently competitive to ensure that vessel spot market earnings are extremely responsive to fluctuations in the supply/demand balance - both globally and regionally.

Supply of Drybulk Shipping
The supply of dry bulk carriers is fundamentally determined by the delivery of new vessels from the world’s shipbuilding industry and the removal of older vessels, mainly through demolition.

Newbuilding deliveries not only reflect the demand from shipowners for new tonnage but also available shipyard capacity. Following a sharp upswing in demand for new vessels in all of the main sectors of the commercial shipping industry during the last decade and an accompanying rise in shipbuilding prices to record levels in 2007 to 2008, there was a massive China-led expansion in world shipbuilding capacity. In the case of the drybulk sector, annual newbuilding deliveries surged from 24.4 Mdwt in 2008 (and an average of 19.1 Mdwt p.a. in 2000 to 2007 inclusive) to 44.3 Mdwt in 2009, 79.4 Mdwt in 2010 and a peak of 100.0 Mdwt in 2012.

The resulting impact on freight market balances and vessel earnings, as described elsewhere in this section, led to sharply reduced levels of drybulk carrier ordering in 2011 and 2012, which started to be reflected in a slower pace of newbuilding deliveries in 2013 at an estimated 61.6 Mdwt. The slowdown was maintained in 2014, when the annual total for newbuilding deliveries of 47.8 Mdwt was the lowest since 2009.

There was, however, a revival in drybulk carrier newbuilding investments during 2013, which continued into 2014 and reversed the downward trend in the newbuilding orderbook. These orders were focused on new, more fuel efficient ship designs, where shipyard descriptions offer significantly lower fuel consumption compared with existing vessels through a combination of new technology main engines and refinements of hull forms.

The rising costs of bunker fuels over the period 2004 to 2012 are illustrated in the accompanying chart, which is based on the Supramax vessel specifications used by the Baltic Exchange (that is, 30 tons (380 cst) per day at 14.0 knots laden/ 14.5 knots ballast) and estimated bunker prices in Singapore. This shows an increase at sea, at full speed, from approximately $5,400 per day in 2004 to approximately $20,000 per day in 2012. Reflecting the general decline in world oil prices, there has been a sharp reduction in bunker fuel costs since September 2014 to a 2015 year-to-date average of approximately $8,800 per day in the case of our Supramax example. We would also stress that (1) there is a wide variance in individual vessel fuel consumptions, even within the same size segments, and (2) that, as described earlier in this section, vessels have been operating at slower speeds in order to lower their daily fuel consumption and costs.

The accompanying table summarizes the confirmed drybulk carrier orderbook as of mid-March 2015, by vessel size and scheduled year of delivery. These delivery dates can be subject to delay with actual deliveries in recent years significantly lagging scheduled totals. For example, 2014 deliveries were an estimated 24% below the scheduled total as of January 1, 2014, while the corresponding rate of slippage from scheduled delivery dates in 2013 was approximately 35%. At an estimated 143.2 Mdwt, the total tonnage on order represents approximately 19.0% of the existing fleet. This compares with end-year highs of 56.5% in 2007, 57.2% in 2009 and 67.3% in 2008, as illustrated in the accompanying chart.

Drybulk Carrier Newbuilding Orderbook by Size Range (Million Dwt):
As at mid-March 2015

Delivery	10-39,999	40-64,999	65-99,999	100,000+	Total
2015	7.1	18.5	13.5	23.5	62.5
2016	5.2	16.0	11.6	29.0	61.8
2017	1.4	3.9	4.6	7.9	17.8
2018+	0.1	0.2	0.4	0.5	1.1
Total	13.8	38.6	30.1	60.8	143.2
% of Fleet	16.1%	23.0%	15.6%	19.7%	19.0%
Totals may not add due to rounding

End Year Orderbook Development:
Million Dwt and as Percentage % of Existing Fleet
Orderbook
% Total Fleet
Million Dwt
Percentage of Total Fleet
0
50
100
150
200
250
300
0%
10%
20%
30%
40%
50%
60%
70%
80%
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
Mar-15

Baltic Exchange Type Supramax (52,454 dwt) Fuel Costs at Sea:
Full Speed Basis
$/Day
24,000
20,000
16,000
12,000
8,000
4,000
0
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015ytd

Typically drybulk carriers are scrapped between the ages of 25 and 30 years, but the removal of vessels of 20 to 24 years is common during periods of freight market weakness (especially in the larger sizes). In 2014, the average age of vessels scrapped was 29 years for Handysize vessels, 27 years for Handymax vessels, 24 years for Panamax vessels and 25 years for Capesize vessels. During the first quarter of 2015, the corresponding averages were 28 years for Handysizes and Handymaxes, 23 years for Panamaxes and 21 years for Capesizes. However, demolition is not simply a function of the fleet’s age profile. Several factors influence an owners’ decision on whether to scrap older vessels, notably (1) actual and anticipated returns from the charter market, (2) the relative running costs of the vessel and (3) prospective expenditure at classification society surveys. For much of the decade 2000-09, returns from the dry bulk charter markets supported continued investment in vessel life extension and scrapping volumes fell to minimal levels. This, however, ensured an accumulation of older tonnage in the fleet and, as a result, demolition proved extremely responsive to a deterioration in freight market conditions. Deletions from the dry bulk fleet rose from 3.5 Mdwt in 2008 to 14.7 Mdwt in 2009 and a new annual record of 35.2 Mdwt in 2012. Deletions dropped to an estimated annual total of 22.3 Mdwt in 2013 and were followed by a further decrease to 15.5 Mdwt in 2014. However, the first two months of 2015 saw a sharp rebound in dry bulk carrier demolition activity with total dry bulk carrier deletions running at an annualized rate of 29.9 Mdwt.

As the accompanying chart illustrates, record volumes of ship demolition did not prevent a marked acceleration in the rate of dry bulk carrier fleet supply growth. From an average of 6% to 7% per annum in 2005 to 2008, net fleet growth leapt to 12.7% per annum in 2009 to 2012, before slowing to approximately 5.8% in 2013 and an estimated 11-year low of 4.5% in 2014.

Demolition has, however, contributed to the uneven development of dry bulk carrier fleet supply over the past five to six years. In particular, the removal of elderly Handysize vessels, combined with the relatively modest newbuilding program in this sector compared with the other sizes, ensured that the 10,000 to 39,999 dwt fleet grew at an estimated CAGR of 2.8% between 2009 and 2014, compared with 9.6% for 40,000 to 64,999 dwt Handymaxes, 12.0% for 65,000 to 99,999 dwt Panamaxes and 12.4% for 100,000+ dwt Capes. As a result, the Handysize sector’s share of total dwt capacity fell from an estimated 16.2% at the end of 2009 to 11.4% at the end of 2014. By contrast, the share accounted for by 100,000+ dwt Capes rose from 37.4% to 41.1% over the same period. The 65,000 to 99,999 dwt Panamax sector recorded a more modest increase in its share, from 23.7% to 25.6%, and the 40,000 to 64,999 dwt Handymax sector a modest decline, from 22.7% to 21.9%.

Despite the demolition of recent years, there remains approximately 28 Mdwt of ships aged 25 years or older in the current drybulk carrier fleet with a further 48.4 Mdwt aged 20 to 24 years. Existing pre-1991-built ships are heavily concentrated in the Handysize fleet, yet the other sizes (particularly Capes) contain substantial concentrations of tonnage in the 20 to 24 year age range. As a result 20+ year old vessels account for 16.8% of total Handysize dwt capacity, compared with 8.4% of Handymaxes, 8.0% of Panamaxes and 10.6% of Capes.

Dry Bulk Carrier End Year Fleet by Size
Million Dwt
0
100
200
300
400
500
600
700
800
100,000+
65-99,999
40-64,999
10-39,999
Annual average growth 2010-14 = 10.3%
Annual average growth 2005-09 = 7.2%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

Charter Market & Freight Rates
The chartering of drybulk vessels can take several different forms, the most typical of which are summarized below.

Single voyage (“spot”) charter
This involves the hire of a vessel for just one stipulated voyage, carrying a designated quantity of a named commodity. For most such charters, an individual ship is specified that will carry out the voyage to be undertaken. The terms of the agreement between the charterer and vessel owner usually defines the port (or ports) of cargo loading and discharge, the dates between which the cargo is to be loaded and the cargo-handling terms. The vessel owner will receive from the charterer a mutually agreed payment (normally quoted as a US$ per ton freight rate). In return, the shipowner pays all voyage expenses (for example, the costs of fuel consumed on the voyage, plus port expenses), all operating costs (for example, insurance and crewing of the vessel), and capital expenses (for example, the servicing of any mortgage debt on the ship).

Contract of affreightment (“COA”)
Under a COA, the vessel owner and charterer agree terms for the carriage of a designated volume of a given commodity on a specified route (or routes), with such shipments being carried out on a regular basis. The agreement does not normally identify an individual ship that will be used to fulfill its terms but more general specifications on the vessels to be used (such as maximum age). Under the terms of a COA, freight is normally paid on an agreed US$ per ton basis, with the vessel owner then meeting all voyage, operating and capital costs incurred in the execution of such a charter.

Time charter
Under a time charter, the charterer takes the ship on hire for either (1) a trip between designated delivery and re-delivery positions or (2) for a designated period (for example, 12 months). The freight rate agreed between the shipowner and charterer is in terms of a daily hire rate (in US dollars), rather than as a US$ per ton figure. For longer term period charters, this may escalate at a rate mutually agreed between vessel owner and charterer. Under the terms of such charters, the vessel owner meets the ship’s operating and capital costs, with the charterer paying all variable voyage expenses (mainly fuel costs, plus port and canal dues). In addition, and unless otherwise stipulated in the charter agreement, the period charterer is able to trade the vessel to and from whichever loading and discharge ports that they choose, carrying whichever cargoes they prefer.

Bareboat charter
Under a bareboat charter, the vessel owner effectively relinquishes control of their ship to the charterer (usually for a period of several years). The shipowner receives an agreed level of remuneration (which may again escalate at a mutually agreed rate) for the duration of the charter and remains responsible for the vessel’s capital costs. In return, the charterer assumes total control of the vessel, thereby becoming responsible for operating the ship and meeting all costs of such operation (such as crewing, repairs and maintenance), as well as the direct voyage expenses incurred (such as fuel costs, port expenses, etc) when it is trading.

Freight Rates
Freight rates are determined by the balance of tonnage demand and tonnage supply. Primarily as the result of record newbuilding deliveries, fleet utilization rates have dropped sharply from the peak levels of 2007, as illustrated by movements in key freight market indicators.

Given the diversity of routes and cargoes traded by the dry bulk fleet, freight market measures tend to focus on average worldwide spot earnings (expressed in US$ per day). The most recognized of these measures are published on a daily basis by the Baltic Exchange in London. In addition to global averages for standard designs of Handysize (28,000 dwt), Supramax (52,454 dwt), Panamax (74,000 dwt) and Capesize (172,000 dwt and 180,000 dwt- the Baltic Exchange Capesize Index has been based on a 180,000 dwt design since May 6, 2014, but for a transitional period daily assessments are also being published for the previous 172,000 dwt vessel description) vessels, together with a number of component routes, the Baltic Exchange also publishes a daily composite index for the entire dry bulk market, or the BDI.

From its all-time high of almost 12,000 points in May 2008, just prior to the global financial crisis, the BDI fell to below 700 points in December of the same year. After partial recovery in 2009, negative pressure on freight markets returned under the weight of sustained fleet supply growth. At 920 points in 2012, the BDI’s annual average was the lowest since the 1980s. The corresponding 2013 level was 1,206 points, but this annual average obscured sharp differences between the first and second halves of 2013. From its lowest quarterly average since 1986 in the first quarter of 2013 (796 points), the BDI rose to its highest quarterly average for two years in the fourth quarter of 2013 (1,854 points) against the background of sharply reduced fleet supply growth and new peaks for dry bulk trade.

Volatility remained a feature of drybulk spot markets in 2014 due, in part, to fluctuations in cargo availability (such as Indonesian bauxite and nickel ore) and port congestion, as well as shifts in patterns of import demand. Over the course of last year, the BDI ranged between 2,113 and 723 points, but its annual average of 1,105 points was below the corresponding 2013 level. Further spot market weakness has been seen in the first quarter of 2015, with the BDI’s year-to-date average of 615 points including a new daily low for the index.

The first of the accompanying charts traces developments in representative 12 month time charter rates for the four main sizes from January 2002 to the end of February 2015, encompassing the all-time highs in vessel earnings and the subsequent slump in rates. The second chart looks in more detail at developments since the beginning of 2009. It shows the Capesize-led rebound from mid-2013 to the first quarter of 2014 and the subsequent slide to current levels which are at, and in some cases below, the lows of 2012. These assessments are based on existing modern (under ten years of age) vessels. Within these individual size ranges, period rates will vary according to such factors as vessel age, size, fuel consumption and yard of build.

Although both charts show the extent to which vessel earnings in the different size ranges move broadly in tandem, they also highlight that the sharpness of market rises and falls vary in degree. Those size groups that carry the narrowest range of cargoes - or which are employed on the least number of routes - tend to experience the greatest variations in charter rates. Hence, in the drybulk shipping sector, earnings of Capesizes have been prone to fluctuate to a far greater degree than those of smaller vessels. It appears that as the average size of Capesize has increased, so has its relative volatility compared with the other sizes.

A feature of the recent downswing in the freight market cycle was the relative resilience of earnings in the Handymax and Handysize sectors compared with the larger vessel sizes. This can be partly attributed to the greater trading versatility offered by the cargo gear on these vessel types.

Dry Bulk Carrier 12-Month Period Charter Rates
Panamax 74k dwt
Supramax 52k dwt
Handysize 30k dwt
Capesize 170kdwt
$/Day
0
10,000
20,000
30,000
40,000
50,000
60,000
70,000
80,000
90,000
100,000
110,000
120,000
130,000
140,000
150,000
160,000
170,000
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Jul-15

Dry Bulk Carrier 12-Month Period Charter Rates
Panamax 74k dwt
Supramax 52k dwt
Handysize 30k dwt
Capesize 170kdwt
$/Day
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Jan-09
Apr-09
Jul-09
Oct-09
Jan-10
Apr-10
Jul-10
Oct-10
Jan-11
Apr-11
Jul-11
Oct-11
Jan-12
Apr-12
Jul-12
Oct-12
Jan-13
Apr-13
Jul-13
Oct-13
Jan-14
Apr-14
Jul-14
Oct-14
Jan-15
Apr-15
Jul-15
Oct-15

Asset Values
In addition to the global balance between the demand for new vessels and available shipbuilding capacity, newbuilding prices are also influenced by changes in vessel construction costs, due to such factors as movements in steel plate prices or exchange rates against the U.S. dollar in key shipbuilding nations (principally China, Japan and South Korea).

A higher US dollar cost base helped to explain why oversupplied shipbuilding markets had not returned newbuilding prices to their previous historic lows. For example, Panamax bulk carrier newbuilding prices in Japan fell from $56 million in the third quarter of 2008 to $29 million in the final quarter of 2012, which compared with an estimated $20 million in the first quarter of 2002. By the end of 2013 Japanese prices had climbed to a 38-month high of $35 million, chiefly as the result of recovering newbuilding demand, and remained at similar levels through much of 2014. However, a subsequent fall to $30.0 million at the end of February 2015 has accompanied a marked weakening in the Yen’s value against the U.S. dollar, as well as lower dry bulk carrier charter rates.

Secondhand values are primarily shaped by actual and anticipated earnings, newbuilding replacement costs (which are relevant for modern vessels) and residual scrap value (more relevant for older units). To an extent, prices are also influenced by the availability and cost of ship finance, as this will help to determine whether investors are able to realize their demand for new or secondhand vessels.

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

Consequently, the percentage decline in secondhand prices from their peaks was more severe than for newbuildings. Nevertheless, prices did not fall back to their 2002 lows before showing a firmer trend from the beginning of 2013 to March 2014, during which time five year old values rose by an average of approximately 50%, led by a 60% to 70% increase in Capesize prices. The onset of generally weaker spot and period charter rates over the remainder of 2014 began to erode secondhand values and has intensified during the early months of 2015. By the end of February 2015, Capesize and Handysize five year old prices were at similar levels to late 2012/early 2013, whereas Panamax and Handymax prices were at their lowest since 2002 and 2003, respectively.

Handysize Bulk Carrier Representative Asset Values
5-year old
10-year old
Newbuild Japan
US$ million
$55
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
Jan-02
Apr-02
Jul-02
Oct-02
Jan-03
Apr-03
Jul-03
Oct-03
Jan-04
Apr-04
Jul-04
Oct-04
Jan-05
Apr-05
Jul-05
Oct-05
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07
Apr-07
Jul-07
Oct-07
Jan-08
Apr-08
Jul-08
Oct-08
Jan-09
Apr-09
Jul-09
Oct-09
Jan-10
Apr-10
Jul-10
Oct-10
Jan-11
Apr-11
Jul-11
Oct-11
Jan-12
Apr-12
Jul-12
Oct-12
Jan-13
Apr-13
Jul-13
Oct-13
Jan-14
Apr-14
Jul-14
Oct-14
Jan-15
Apr-15
Jul-15
Oct-15

Handymax/Supramax Bulk Carrier Representative Asset Values
US$ million
$80
$70
$60
$50
$40
$30
$20
$10
$0
5-year old
10-year old
Newbuild Japan
Jan-02
Apr-02
Jul-02
Oct-02
Jan-03
Apr-03
Jul-03
Oct-03
Jan-04
Apr-04
Jul-04
Oct-04
Jan-05
Apr-05
Jul-05
Oct-05
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07
Apr-07
Jul-07
Oct-07
Jan-08
Apr-08
Jul-08
Oct-08
Jan-09
Apr-09
Jul-09
Oct-09
Jan-10
Apr-10
Jul-10
Oct-10
Jan-11
Apr-11
Jul-11
Oct-11
Jan-12
Apr-12
Jul-12
Oct-12
Jan-13
Apr-13
Jul-13
Oct-13
Jan-14
Apr-14
Jul-14
Oct-14
Jan-15
Apr-15
Jul-15
Oct-15

Panamax Bulk Carrier Representative Asset Values
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
US$ million
5-year old
10-year old
Newbuild Japan
Jan-02
Apr-02
Jul-02
Oct-02
Jan-03
Apr-03
Jul-03
Oct-03
Jan-04
Apr-04
Jul-04
Oct-04
Jan-05
Apr-05
Jul-05
Oct-05
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07
Apr-07
Jul-07
Oct-07
Jan-08
Apr-08
Jul-08
Oct-08
Jan-09
Apr-09
Jul-09
Oct-09
Jan-10
Apr-10
Jul-10
Oct-10
Jan-11
Apr-11
Jul-11
Oct-11
Jan-12
Apr-12
Jul-12
Oct-12
Jan-13
Apr-13
Jul-13
Oct-13
Jan-14
Apr-14
Jul-14
Oct-14
Jan-15
Apr-15
Jul-15
Oct-15

Capesize Bulk Carrier Representative Asset Values

5-year old
10-year old
Newbuild Japan
US$ million
$0
$20
$40
$60
$80
$100
$120
$140
$160
Jan-02
Apr-02
Jul-02
Oct-02
Jan-03
Apr-03
Jul-03
Oct-03
Jan-04
Apr-04
Jul-04
Oct-04
Jan-05
Apr-05
Jul-05
Oct-05
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07
Apr-07
Jul-07
Oct-07
Jan-08
Apr-08
Jul-08
Oct-08
Jan-09
Apr-09
Jul-09
Oct-09
Jan-10
Apr-10
Jul-10
Oct-10
Jan-11
Apr-11
Jul-11
Oct-11
Jan-12
Apr-12
Jul-12
Oct-12
Jan-13
Apr-13
Jul-13
Oct-13
Jan-14
Apr-14
Jul-14
Oct-14
Jan-15
Apr-15
Jul-15
Oct-15

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
A variety of government, quasi-governmental and private organizations subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard, harbor master or equivalent), classification societies; flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the operation of one or more of our vessels being temporarily suspended.
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
In 2012, the IMO’s Marine Environmental Protection Committee, or MEPC, adopted by resolution amendments to the international code for the construction and equipment of ships carrying dangerous chemicals in bulk, or the IBC Code. The provisions of the IBC Code are mandatory under MARPOL and SOLAS. These amendments, which are expected to enter into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code. We may need to make certain financial expenditures to comply with these amendments.
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
Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective May 2005, Annex VI set limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits “deliberate emissions” of “ozone depleting substances,” defined to include certain halons and chlorofluorocarbons. “Deliberate emissions” are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship’s repair and maintenance. Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls of sulfur emissions known as “Emission Control Areas,” or “ECAs” (see below).
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
Sulfur content standards are even stricter within certain ECAs. As of July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (reduced from 1.50%), which will be further reduced to 0.10% on January 1, 2015. Amended Annex VI established procedures for designating new ECAs. The Baltic and North Seas, certain coastal areas of North America and the United States Caribbean Sea are all within designated ECAs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures, operational changes, or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The U.S. EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009.
As of January 1, 2013 MARPOL made mandatory certain measures relating to energy efficiency for ships. This included the requirement that all new ships utilize the Energy Efficiency Design Index, or EEDI, and all ships develop and implement Ship Energy Management Plans, or SEEMPs.
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
Safety Management System Requirements
The IMO has also adopted SOLAS and the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. Amendments to SOLAS relating to safe manning of vessels that were adopted in May 2012 entered in force on January 1, 2014. The Convention on Limitation of Liability for Maritime Claims (LLMC) was recently amended and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for loss of life or personal injury claims and property claims against ship owners. We believe that all our vessels will be in substantial compliance with SOLAS and LL Convention standards.
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
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate under the ISM Code unless its manager has been awarded a document of compliance, issued by classification societies under the authority of each flag state. SSM has or will obtain documents of compliance for their offices and will obtain safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed every five years, but the document of compliance is subject to audit verification annually and the safety management certificate at least every 2.5 years.
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
Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

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
Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

•	injury to, destruction or loss of, or loss of use of, natural resources and the costs of assessment thereof;

•	injury to, or economic losses resulting from, the destruction of real and personal property;

•	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

•	loss of subsistence use of natural resources that are injured, destroyed or lost;

•	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources;

•	net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards.
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
Other Environmental Initiatives
The CWA prohibits the discharge of oil or other substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In addition, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.
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
U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. The Coast Guard, as of June 21, 2012, the U.S. Coast Guard adopted revised ballast water management regulations that established standards for allowable concentrations of living organisms in ballast water discharged from ships in U.S. waters. The USCG must approve any technology before it is placed on a vessel, but has not yet approved the technology necessary for vessels to meet the foregoing standards. Notwithstanding the foregoing, as of January 1, 2014, vessels are technically subject to the phasing-in of these standards. As a result, the USCG has provided waivers to vessels which cannot install the as-yet unapproved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers. The Coast Guard’s revised ballast water standards are consistent with requirements under the BWM Convention. Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.
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
The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, flag, and the number of times the ship has been detained. The European Union also adopted and then extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply.

Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. As of January 1, 2013, ships were required to comply with new MEPC mandatory requirements to address greenhouse gas emissions from ships. European Parliament and Council of Ministers are expected to endorse regulations that would require the monitoring and reporting greenhouse gas emissions from marine vessels in 2015. For 2020, the EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period, from 2013 to 2020. If the strategy is adopted by the European Parliament and Council large vessels using European Union ports would be required to monitor, report and verify their carbon dioxide emissions beginning in January 2018. In December 2013, the European Union environmental ministers discussed draft rules to implement monitoring and reporting of carbon dioxide from ships.

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
Vessel Security Regulations
Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the MTSA came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.
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

•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of a ship security plan;

•	ship identification number to be permanently marked on a vessel’s hull;

•
a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.
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
Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies, or the IACS. In 2012, the IACS issued draft harmonized Common Structure Rules, that align with the IMO goals standards, and were adopted in winter 2013. All our vessels will be certified as being “in class” by the American Bureau of Shipping, or ABS, and Det Norske Veritas, or DNV, major classification societies. All new and secondhand vessels that we acquire must be certified prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.
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
We maintain hull and machinery insurance, war risks insurance, protection and indemnity cover, and freight, demurrage and defense cover for our fleet in amounts that we believe to be prudent to cover normal risks in our operations. However, we may not be able to achieve or maintain this level of coverage throughout a vessel’s useful life. In addition, while we believe that the insurance coverage that we have obtained is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull & Machinery and War Risks Insurance
We maintain marine hull and machinery and war risks insurance, which will include the risk of actual or constructive total loss, for all of our vessels. Each of our vessels is covered up to at least fair market value with deductibles of $100,000-$150,000 per vessel per incident. We also maintain increased value coverage for most of our vessels. Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities which are not recoverable under our hull and machinery policy by reason of under insurance.

Protection and Indemnity Insurance
Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which insure liabilities to third parties in connection with our shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Our P&I coverage will be subject to and in accordance with the rules of the P&I Association in which the vessel is entered. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.” Our coverage is limited to approximately $6.5 billion, except for pollution which is limited to $1 billion.
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
Permits and Authorizations
We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of a vessel. We believe that we have obtained all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business.

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
The following presentation of management’s discussion and analysis of results of operations and financial condition should be read in conjunction with our consolidated financial statements, accompanying notes thereto and other financial information appearing in “Item 18. Financial Statements.” You should also carefully read the following discussion with the sections of this annual report entitled “Item 3. Key Information- D. Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” Our consolidated financial statements as of December 31, 2014 and 2013 and for the year ended December 31, 2014 and the period from March 20, 2013 (date of inception) to December 31, 2013 have been prepared in accordance with U.S. GAAP. Financial results for the year ended December 31, 2014 are not comparable to the period from March 20, 2013 (date of inception) to December 31, 2013 because as of December 31, 2013, we were a development stage company because we had not begun our planned principal operations. Our consolidated financial statements are presented in U.S. dollars ($) unless otherwise indicated. Any amounts converted from another non-U.S. currency to U.S. dollars in this annual report are at the rate applicable at the relevant date, or the average rate during the applicable period.
We generate revenues by charging customers for the transportation of their drybulk cargoes using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:

•	Voyage charters, which are charters for short intervals that are priced on current, or “spot,” market rates.

•
Time charters, which are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates.

•
Commercial Pools, whereby we participate with other shipowners to operate a large number of vessels as an integrated transportation system, which offers customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools negotiate charters primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs (described below), thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market.

•
For all types of vessels in contractual relationships, we are responsible for crewing and other vessel operating costs for our owned vessels and the charterhire expense for vessels that we time charter-in.

The table below illustrates the primary distinctions among these different employment arrangements:

	Voyage Charter	Time Charter	Commercial Pool
Typical contract length	Single voyage	One year or more	Varies
Hire rate basis (1)	Varies	Daily	Varies
Voyage expenses (2)	We pay	Customer pays	Pool pays
Vessel operating costs for owned vessels (3)	We pay	We pay	We pay
Charterhire expense for vessels chartered-in (3)	We pay	We pay	We pay
Off-hire (4)	Customer does not pay	Customer does not pay	Pool does not pay

(1)	“Hire rate” refers to the basic payment from the charterer for the use of the vessel.

(2)
“Voyage expenses” refers to expenses incurred due to a vessel’s traveling from a loading port to a discharging port, such as fuel (bunker) cost, port expenses, agent’s fees, canal dues and extra war risk insurance, as well as commissions.

(3)	“Vessel operating costs” is defined below under “—Important Financial and Operational Terms and Concepts.”

(4)
“Off-hire” refers to the time a vessel is not available for service due primarily to scheduled and unscheduled repairs or drydockings. For time chartered-in vessels, we do not pay the charterhire expense when the vessel is off-hire.

As of the date of this annual report, all of our owned and time chartered-in vessels were operating in the Scorpio Group Pools, except SBI Puro, which is on a ten to 13 month time charter-out agreement expiring in November 2015.

Important Financial and Operational Terms and Concepts
We use a variety of financial and operational terms and concepts. These include the following:
Vessel revenues. Vessel revenues primarily include revenues from time charters, pool revenues and voyage charters (in the spot market). Vessel revenues are affected by hire rates and the number of days a vessel operates. Vessel revenues are also affected by the mix of business between vessels on time charter, vessels in pools and vessels operating on voyage charter. Revenues from vessels in pools and on voyage charter are more volatile, as they are typically tied to prevailing market rates.
Voyage charters. Voyage charters or spot voyages are charters under which the customer pays a transportation charge for the movement of a specific cargo between two or more specified ports. We pay all of the voyage expenses.
Voyage expenses. Voyage expenses primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters. These expenses are subtracted from voyage charter revenues to calculate TCE revenues.
Vessel operating costs. For our owned vessels, we are responsible for vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees. The two largest components of our vessel operating costs are crewing, and repairs and maintenance. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydocking. Please read “Drydocking” below. We expect these expenses to increase as our fleet matures and to the extent that it expands.
Additionally, these costs include technical management fees that we paid to SSM, which is controlled by the Lolli-Ghetti family. Pursuant to our Master Agreement, SSM provides us with technical services, and we provide them with the ability to subcontract technical management of our vessels with our approval.
Charterhire. Charterhire is the amount we pay the owner for time chartered-in vessels. The amount is usually for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates. The vessel’s owner is responsible for crewing and other vessel operating costs.
Drydocking. We periodically drydock each of our owned vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, each vessel is drydocked every 30 months to 60 months. We capitalize a substantial portion of the costs incurred during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. We immediately expense costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.
Depreciation. Depreciation expense typically consists of:

•	charges related to the depreciation of the historical cost of our owned vessels (less an estimated residual value) over the estimated useful lives of the vessels; and

•	charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking.

Time charter equivalent (TCE) revenue or rates. We report TCE revenues, a non-GAAP measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable U.S.-GAAP measure, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors. TCE revenue is vessel revenue less voyage expenses, including bunkers and port charges. The TCE rate achieved on a given voyage is expressed in U.S. dollars/day and is generally calculated by taking TCE revenue and dividing that figure by the number of revenue days in the period. For a reconciliation of TCE revenue, deduct voyage expenses from revenue on our Statement of Operations.

Revenue days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs or drydockings. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to show changes in net vessel revenues between periods.

Contract of affreightment. A contract of affreightment, or COA, relates to the carriage of specific quantities of cargo with multiple voyages over the same route and over a specific period of time which usually spans a number of years. A COA does not designate the specific vessels or voyage schedules that will transport the cargo, thereby providing both the charterer and shipowner greater operating flexibility than with voyage charters alone. The charterer has the flexibility to determine the individual voyage scheduling at a future date while the shipowner may use different vessels to perform these individual voyages. As a result, COAs are mostly entered into by large fleet operators, such as pools or shipowners with large fleets of the same vessel type. We pay the voyage expenses while the freight rate normally is agreed on a per cargo ton basis.

Commercial pools. To increase vessel utilization and revenues, we participate in commercial pools with other shipowners and operators of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers.
Operating days. Operating days are the total number of available days in a period with respect to the owned vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to our owned vessels, not our chartered-in vessels.
Items You Should Consider When Evaluating Our Results
You should consider the following factors, as well as Item 3. Key Information - D. Risk Factors, when evaluating our historical financial performance and assessing our future prospects:
Our vessel revenues are affected by cyclicality in the drybulk markets. The cyclical nature of the drybulk industry causes significant increases or decreases in the revenue we earn from our vessels, particularly those vessels we trade in the spot market. We employ a chartering strategy to capture upside opportunities in the spot market while using fixed-rate time charters to reduce downside risks, depending on SCM’s outlook for freight rates, drybulk market conditions and global economic conditions. Historically, the drybulk industry has been cyclical, experiencing volatility in profitability due to changes in the supply of, and demand for, drybulk capacity. The supply of drybulk capacity is influenced by the number and size of new vessels built, vessels scrapped, converted and lost, the number of vessels that are out of service, and regulations that may effectively cause early obsolescence of tonnage. Factors that influence demand for drybulk vessel capacity include:

•	supply of and demand for energy resources, commodities and industrial products;

•	changes in the exploration or production of energy resources, commodities, consumer and industrial products;

•	the location of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, consumer and industrial products;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts and terrorist activities, embargoes and strikes;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.
     The Baltic Dry Index, or BDI (a drybulk index) displayed weakness and volatility through the entire year in 2014 following a volatile environment in 2013.  During 2014, the BDI recorded a high of 2,113 on January 1, 2014, declined to a low of 723 on July 22, 2014, climbed again to a peak of 1,484 on November 4, 2014, and declined again to a level of 782 on December 24, 2014.  In 2015, the BDI started off at 771 on January 2, 2015 and has since declined to 599 as of March 30, 2015. Given the fact that most of our vessels are chartered at spot market-related rates through our participation in pools, we expect that the weak rate environment will adversely impact our first quarter 2015 revenues and results of operations.

Results for the Year ended December 31, 2014 Compared to the Period from March 20, 2013 (date of inception) to December 31, 2013

For the year ended December 31, 2014, we recorded a net loss of $116.6 million, compared to a net loss of $6.3 million for the period from March 20, 2013 (date of inception) to December 31, 2013. The principal reasons for the increase in our net loss are described below.
Vessel revenue - Vessel revenue for the year ended December 31, 2014 was $49.0 million, of which $38.8 million was generated by the Kamsarmax vessels that we own and time chartered-in and $10.2 million was generated by the Ultramax vessels that we time chartered-in. We did not own or operate any vessels during the period from March 20, 2013 (date of inception) to December 31, 2013, and accordingly, we had no vessel revenue during that period. We expect voyage revenue to increase during 2015 as we take delivery of the vessels under construction in our Newbuilding Program.
Voyage expense - Voyage expense for the year ended December 31, 2014 was $3.6 million, of which $3.5 million related to our Kamsarmax vessels and $0.1 million related to our Ultramax vessels. Voyage expenses primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters. These expenses were subtracted from voyage charter revenues to calculate TCE revenues. Voyage expenses incurred during 2014 principally related to the initial spot voyages of certain time chartered-in Kamsarmax vessels during the period prior to their employment in the Scorpio Kamsarmax Pool. We did not own or operate any vessels during the period from March 20, 2013 (date of inception) to December 31, 2013, and accordingly, we had no voyage expense during that period.
Vessel operating cost - Vessel operating cost, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, was $1.6 million for the year ended December 31, 2014. All of this cost relates to our Kamsarmax vessels,  which were delivered to us from the shipyard in August 2014 and September 2014. We did not own any vessels during the period from March 20, 2013 (date of inception) to December 31, 2013, and accordingly, we had no vessel operating costs during that period. We expect vessel operating costs to increase during 2015 as we take delivery of the vessels under construction in our Newbuilding Program.
Charterhire expense - Charterhire expense which is the cost of chartering-in vessels, was $73.2 million for the year ended December 31, 2014, of which $57.9 million related to chartering-in Kamsarmax vessels and $15.3 million related to chartering-in Ultramax vessels. Charterhire expense incurred for vessels that we time chartered-in exceeded the revenue we generated by chartering those vessels out. We did not time charter-in any vessels during the period from March 20, 2013 (date of inception) to December 31, 2013, and accordingly, we had no charterhire expense during that period. We expect charterhire expense to decrease in 2015 as we redeliver the chartered-in vessels to their owners.
Vessel depreciation - Vessel depreciation was $0.7 million for the year ended December 31, 2014, which was associated with the depreciation of the two Kamsarmax vessels which were delivered to us from the shipyards in August 2014 and September 2014. We did not own any vessels during the period from March 20, 2013 (date of inception) to December 31, 2013, and accordingly, we had no vessel depreciation during that period. We expect vessel depreciation to increase during 2015 as we take delivery of the vessels under construction in our Newbuilding Program.
General and administrative expenses - General and administrative expenses for the year ended December 31, 2014 was $31.9 million, compared to $5.5 million for the period from March 20, 2013 (date of inception) to December 31, 2013. The majority of general and administrative expenses consisted of amortization of stock-based compensation, a non-cash expense, which was $23.9 million for the year ended December 31, 2014 and $3.4 million for the period from March 20, 2013 (date of inception) to December 31, 2013. The increase in general and administrative expenses during the year ended December 31, 2014 compared to the prior year period relates to the expanded costs of owning and operating a fleet of vessels in 2014.
Write down on assets held for sale - During the year ended December 31, 2014, we recorded a write down on assets held for sale aggregating $55.5 million which includes (i) the amount by which balances in vessels under construction for the seven contracts classified as held for sale exceeded the selling prices of the contracts net of remaining installments yet to be made under the contracts, including modifications to contract prices of the six LR2 product tanker contracts, (ii) costs expected to be incurred to suppliers relating to the cancellation of orders for the purchase of components that would have been used in the construction of the Capesize vessels prior to their modification, and (iii) the write off of a portion of deferred financing costs associated with a reduction in negotiated loan facilities that would have been collateralized by certain of the modified Capesize vessels.
Foreign exchange gain (loss) - During the year ended December 31, 2014, we had a foreign exchange gain of $0.0 million compared to a foreign exchange loss of $1.1 million for the period from March 20, 2013 (date of inception) to December 31, 2013. Such loss during the 2013 period relates to the issuance and sale on September 24, 2013 of 33,400,000 common shares for net proceeds that were denominated in Norwegian kroner, in Norwegian private placement transactions exempt from registration under the Securities Act, which were not settled in U.S. dollars until October 2013.
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
Vessel revenue is comprised of time charter revenue, voyage revenue and pool revenue.

•	Time charter revenue is recognized as services are performed based on the daily rates specified in the time charter contract.

•
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

•
Pool revenue for each vessel is determined in accordance with the profit sharing terms specified within each pool agreement. In particular, the pool manager aggregates the revenues and expenses of all of the pool participants and distributes the net earnings to participants based on:

◦	the pool points (vessel attributes such as cargo carrying capacity, fuel consumption, and construction characteristics are taken into consideration); and

◦	the number of days the vessel participated in the pool in the period.
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
Vessels and depreciation
We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from date the vessel is ready for its first voyage. Depreciation is based on cost less the estimated residual value which is the lightweight tonnage of each vessel multiplied by scrap value per ton. The scrap value per ton is estimated taking into consideration the historical four year average scrap market rates at the balance sheet date with changes accounted for in the period of change and in future periods. We believe that a 25-year depreciable life for our vessels is consistent with that of other ship owners and with its economic useful life. An increase in the useful life of the vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in its residual value would have the effect of increasing the annual depreciation charge. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, or when the cost of complying with such regulations is not expected to be recovered, we will adjust the vessel’s useful life to end at the date such regulations preclude such vessel’s further commercial use. The carrying value of our vessels does not represent the fair market value of such vessels or the amount we could obtain if we were to sell any of our vessels, which could be more or less. Under U.S. GAAP, we would not record a loss if the fair market value of a vessel (excluding its charter) is below our carrying value unless and until we determine to sell that vessel or the vessel is impaired as discussed below under “Impairment of long-lived assets.”
Pursuant to our bank credit facilities, prior to drawdown of loans under the credit facilities we submit to the lenders valuations of the vessels collateralizing the relevant facility. Thereafter, we will regularly submit to the lenders valuations of our vessels on an individual charter free basis in order to evidence our compliance with the collateral maintenance covenants under our bank credit facilities.  Such a valuation is not necessarily the same as the amount any vessel may bring upon sale, which may be more or less, and should not be relied upon as such.  We have received valuations on six specific vessels between November 2014 and February 2015. If we were to apply those valuations received to the remaining vessels under construction as of December 31, 2014, excluding the seven vessels under construction classified as held for sale, the carrying value of our two vessels and contract price of 52 of our 71 vessels under construction would exceed their fair values by an aggregate of $148.6 million, ranging from $0.3 million per vessel to $9.4 million per vessel. The fair values of our vessels can fluctuate depending on the shipyards and the dates of delivery. These assumptions have not been taken into account in the amounts disclosed above.
Impairment of long-lived assets held for use
We follow Accounting Standards Codification or ASC Subtopic 360-10, Property, Plant and Equipment or ASC 360-10, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, we perform an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets.

The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. Since mid-August 2008, the charter rates in the drybulk charter market have declined significantly, and drybulk vessel values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates.

When indicators of impairment are present and our estimate of undiscounted future cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down, by recording a charge to operations, to the vessel’s fair market value if the fair market value is lower than the vessel’s carrying value.

During our December 31, 2014 assessment, we determined that the future income streams expected to be earned by our vessels, including vessels under construction and excluding assets held for sale which are carried at balances that approximate their fair values, over their remaining operating lives on an undiscounted basis would be sufficient to recover their carrying values and, accordingly, it confirmed that our vessels were not impaired under U.S. GAAP.  Our estimated future undiscounted cash flows exceeded each of our vessels’ carrying values, as well as the expected carrying values of vessels under construction upon their delivery to us by the shipyards, by a considerable margin (approximately 116% - 289% of carrying value).  Our vessels remain fully utilized and have a relatively long average remaining useful life in which to recover sufficient cash flows on an undiscounted basis to recover their carrying values as of December 31, 2014.  As of December 31, 2014, all but two of our vessels under construction had remaining lives of 25 years, and the two Kamsarmax vessels we owned as of December 31, 2014 had an average remaining useful life of 24.7 years. Management will continue to monitor developments in charter rates in the markets in which it participates with respect to the expectation of future rates over an extended period of time that are utilized in the analyses.

In developing estimates of future undiscounted cash flows, we make assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to charter rates, fleet utilization, vessels’ operating costs and drydocking requirements, vessels’ residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends.  Specifically, we utilize the rates currently in effect for the duration of their current time charters, without assuming any profit sharing.  For periods of time where our vessels are not fixed on time charters, we utilize an estimated daily TCE for our vessels’ unfixed days using the five year time charter average in effect as of December 31, 2014 for the next five years and the ten year historical average for the remainder of the vessels’ useful lives.  Actual equivalent drybulk shipping rates are currently significantly lower than the estimated rate.   We further assume a utilization rate of 95% for our vessels and do not apply any inflation to the estimated rates used. We do apply a 3% inflation rate to vessel operating costs and drydocking costs.

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time, which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

Assets held for sale
Assets held for sale include vessels and contracts for the construction of vessels and are classified in accordance ASC 360, Property, Plant, and Equipment. We consider such assets to be held for sale when all of the following criteria are met:

•	management commits to a plan to sell the property;

•	it is unlikely that the disposal plan will be significantly modified or discontinued;

•	the property is available for immediate sale in its present condition;

•	actions required to complete the sale of the property have been initiated;

•	sale of the property is probable and we expect the completed sale will occur within one year; and

•	the property is actively being marketed for sale at a price that is reasonable given its current market value.
Upon designation as an asset held for sale, we record the carrying value of the asset at the lower of its carrying value or its estimated fair value, less estimated costs to sell, and, if the asset is a vessel, we cease depreciation.

B.	Liquidity and Capital Resources
We were formed for the purpose acquiring and operating latest generation of newbuilding drybulk carriers with fuel-efficient specifications and carrying capacities of greater than 30,000 dwt. As of the date of this annual report, our Operating Fleet consists of 21 drybulk vessels consisting of eight vessels that we own (one Capesize vessel, three Kamsarmax vessels and four Ultramax vessels) and 13 vessels that we charter-in. Our Newbuilding Program at its peak consisted of contracts for the construction of 80 drybulk vessels with established shipyards in Japan, China, South Korea and Romania, which we have agreed to acquire for an aggregate purchase price of $3,102.8 million, including 29 Ultramax vessels, 23 Kamsarmax vessels and 28 Capesize vessels. Of these 80 newbuilding vessels, as of the date of this annual report, we took delivery of eight vessels (described above), and we intend to sell ten of our newbuilding contracts, consisting of one contract for the construction of a Kamsarmax vessel and nine contracts for the construction of Capesize vessels which have subsequently been converted, upon agreement with the respective shipyards, to contracts for the construction of six LR2 tankers and three LR1 tankers. The sale of contracts for the construction of vessels preserves liquidity in that they generate cash from the sale of the asset and effectively relieve us of the requirement to make the remaining unpaid installments under the contracts. A tabular summary of our contracts for the construction of vessels under our Newbuilding Program is as follows:

	Capesize	Kamsarmax	Ultramax	LR2	LR1	Total
Contracted for in our Newbuilding Program	28	23	29	—	—	80
Delivered from shipyards in 2014	—	(2)	—	—	—	(2)
Committed to convert into tankers in 2014	(6)	—	—	6	—	—
Classified as assets held for sale in 2014	—	(1)	—	(6)	—	(7)
Vessels under construction as of December 31, 2014	22	20	29	—	—	71
Delivered from shipyards in 2015	(1)	(1)	(4)	—	—	(6)
Committed to convert into tankers in 2015	(3)	—	—	—	3	—
Classified as assets held for sale in 2015	—	—	—	—	(3)	(3)
Vessels under construction as of March 30, 2015	18	19	25	—	—	62

The remaining 62 drybulk vessels in our Newbuilding Program (25 Ultramax vessels, 19 Kamsamax vessels and 18 Capesize vessels) have an aggregate purchase price of $2,296.7 million. The aggregate purchase price of the ten contracts we intend to sell is $527.8 million as of the date of this annual report. Our business is capital intensive and we intend to pay for these vessels with a combination of proceeds from the issuance of bonds, cash generated from operations, equity capital, and borrowings from commercial banks under one or more secured credit facilities. We expect to rely on operating cash flows as well as equity offerings and long-term borrowings under secured credit facilities to implement our growth plan. We believe that our current cash balance as well as operating cash flows; available borrowings under our credit facilities, including our credit facilities described below, proceeds from the sale of the ten construction contracts described above, the potential sale of other construction contracts in our Newbuilding Program, and potential issuances of debt and equity securities will be sufficient to meet our liquidity needs for the next 12 months.

The drybulk vessels in our Newbuilding Program are expected to be delivered to us between the second quarter of 2015 and the third quarter of 2016. Vessel construction projects are subject to risks of delay or cost overruns inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel.
As of December 31, 2014, we have made total yard payments in the amount of $848.5 million and we have remaining yard installments in the amount of $1,814.4 million before we take delivery of all the vessels in our Newbuilding Program (excluding the seven newbuilding vessels we had classified as assets held for sale as of that date). With respect to the seven vessels under construction that were held for sale as of December 31, 2014, we made total yard payments of $96.4 million through that date and such contracts currently have remaining installments, inclusive of conversion costs, to the yard of $295.3 million as of December 31, 2014. If we are not able to borrow additional funds, raise other capital or utilize available cash on hand, we may not be able to acquire these newbuilding vessels, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. If for any reason we fail to make a payment when due, which may result in a default under our newbuilding contracts, or otherwise fail to take delivery of our newbuild vessels, we would be prevented from realizing potential revenues from these vessels, we could also lose all or a portion of our yard payments that were paid by us and we could be liable for penalties and damages under such contracts.
In addition, in the event the shipyards do not perform under their contracts and we are unable to enforce certain refund guarantees with third party banks for any reason, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.
Equity Issuances
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

In December 2013, we completed our underwritten initial public offering of 31,300,000 common shares at $9.75 per share, and in January 2014, the underwriters in the initial public offering exercised their option to purchase an additional 4,695,000 common shares. We received aggregate net proceeds of $326 million, which we used to fund newbuilding vessel capital expenditures.

On November 20, 2014, we issued and sold an aggregate of 40,000,000 common shares, par value $0.01 per share, to certain institutional investors, certain of our executive officers and SSH, in a private offering exempt from registration under the Securities Act, pursuant to a Securities Purchase Agreement, for gross proceeds of $150.0 million. In connection with this transaction, we have also entered into a Registration Rights Agreement with the purchasers in the offering, pursuant to which we have filed a registration statement under the Securities Act covering the resale of common shares held by the investors. We expect use the net proceeds of this offering to fund installment payments due under our Newbuilding Program.

Cash Flow

During the year ended December 31, 2014, we used $50.3 million in operating activities and recorded a net loss of $116.6 million, which was partially offset by noncash adjustments in the aggregate amount of $80.2 million which consisted primarily of $55.5 million related to a write down on assets held for sale and restricted stock amortization of $23.9 million. Use of cash in operating activities also reflects an increase in working capital items of $14.0 million, associated with commencing the Company’s principal operations of operating a fleet of drybulk carriers. The Company had no principal operations during 2013.

During the year ended December 31, 2014, the Company used $682.8 million in investing activities compared to $371.7 million during the period from March 20, 2013 (date of inception) to December 31, 2013. Most of this use of cash during 2014, and all of the use of cash in 2013, related to payments to shipyards for the construction of the Company’s fleet. During the year ended December 31, 2014, the Company paid $651.5 million to shipyards where its vessels are being constructed, third parties from whom the Company acquired existing construction, capitalized interest, and costs incurred with getting vessels delivered from the shipyards ready for their initial voyage. During the period from March 20, 2013 (date of inception) to December 31, 2013, the Company made payments of $371.7 million to shipyards where its vessels are being constructed and to third parties from whom the Company acquired existing construction. In addition, during the year ended December 31, 2014, the Company paid $31.3 million to Scorpio Tankers relating to its agreement to purchase four of the LR2 contracts and its option to purchase two additional LR2 contracts as a security deposit relating to estimated costs we would incur to the shipyard for converting the vessels from Capesize contracts to LR2 contracts and scheduled installments on vessels expected to occur prior to the closing date of the sale. This deposit is reimbursable to us upon closing.

During the year ended December 31, 2014 and for the period from March 20, 2013 (date of inception) to December 31, 2014, the Company had cash provided by financing activities of $271.9 million and $1,107.8 million, respectively. A summary of cash provided by financing activities is as follows:

•
During the year ended December 31, 2014, the Company received $187.6 million from the issuance of 4,695,000 shares of common stock in January 2014 pursuant to the underwriters exercising their overallotment from the Company’s initial public offering of December 12, 2013 and 40,000,000 shares of common stock issued in a private placement transaction in November 2014. During the period from March 20, 2013 (date of inception) to December 31, 2013, the Company received $1,107.8 million from the issuance of 97,240,411 shares of common stock in three private placement transactions in July 2013, September 2013 and November 2013 and 31,300,000 shares of our common stock issued in the Company’s initial public offering in December 2013.

•
During the year ended December 31, 2014, the Company received $33.6 million of proceeds in November 2014 from borrowings under the $39.6 Million Senior Secured Credit Facility and received proceeds of $73.6 million in September 2014 and October 2014 from the issuance of Senior Notes.

•	During the year ended December 31, 2014, the Company paid $22.9 million of debt issue costs primarily related to the Senior Notes and credit facilities that closed during 2014.
Credit Facilities and Unsecured Notes

$67.5 Million Senior Secured Credit Facility

On July 30, 2014, we entered into a $67.5 million credit facility with a leading European financial institution. The proceeds of this facility are expected to fund a portion of the purchase price of four of the vessels in our Newbuilding Program that secure this facility. This facility has a seven year term from the date of delivery of each such vessel securing the loan, with customary financial and restrictive covenants. This facility bears interest at LIBOR plus a margin of 2.95%, and quarterly principal repayments on each tranche are approximately $0.3 million. The $67.5 Million Senior Secured Credit Facility is secured by, among other things, a first priority mortgage on four of the vessels in our Newbuilding Program (two Ultramax and two Kamsarmax), and a parent company guarantee.

$330.0 Million Senior Secured Credit Facility

On July 29, 2014, we entered a $330.0 million senior secured credit facility with Credit Agricole Corporate and Investment Bank and Deutsche Bank AG London to finance a portion of the purchase price of 22 of the vessels in our Newbuilding Program. This facility bears interest at LIBOR plus a margin of 2.925% and has a term of seven years. This facility is secured by, among other things, a first preferred cross-collateralized mortgage on each of 22 of our newbuilding vessels (consisting of 16 Ultramax drybulk carriers and six Kamsarmax drybulk carriers) and guaranteed by each of the collateral vessel owning subsidiaries. We expect that we will draw under this facility upon the delivery of each collateral vessel in an amount not to exceed the lesser of 60% of the fair market value of such vessel or a stated drawdown amount until December 31, 2016.

$39.6 Million Senior Secured Credit Facility

On June 27, 2014, we entered into a $39.6 million senior secured credit facility with NIBC Bank N.V. to finance a portion of the market value of two of the vessels in our Newbuilding Program that secure this facility. This facility bears interest at LIBOR plus a margin of 2.925% and has a term of five years. This facility is secured by, among other things, a first priority mortgage on two of the vessels in our Newbuilding Program (two Kamsarmax) and guaranteed by each of the collateral vessel owning subsidiaries. As of December 31, 2014, the outstanding balance on this facility was approximately $33.6 million.
$409.0 Million Senior Secured Credit Facility
On December 30, 2014, we entered into a $409.0 million senior secured credit facility with Nordea Bank Finland PLC, New York Branch, and Skandinaviska Enskilda Banken AB (publ). The proceeds of this facility are expected to finance a portion of the purchase price of 20 of the vessels in our Newbuilding Program (six Ultramax, nine Kamsarmax, and five Capesize vessels) with expected deliveries in 2015 and 2016. This facility bears interest at LIBOR plus a margin of 3.00% and has a term of six years. This facility is secured by, among other things, a first preferred mortgage on each of the 20 newbuilding vessels and guaranteed by each of the collateral vessel owning subsidiaries.
$240.3 Million Senior Secured Credit Facility
On January 15, 2015, we entered into a $411.3 million senior secured credit facility with a group of financial institutions, which was subsequently reduced on March 26, 2015 by $171.0 million to $240.3 million due to the removal from financing under this facility of five Capesize newbuilding vessels that we have agreed to convert into product tankers. The proceeds of this facility are expected to finance a portion of the purchase price of seven Capesize vessels in our Newbuilding Program that are under construction at Sungdong. This facility is secured by, among other things, a first preferred mortgage on the seven Capesize newbuilding vessels and guaranteed by each of the collateral vessel owning subsidiaries. Portions of this facility bear interest at LIBOR plus an applicable margin of between 1.90% and 2.95% and a portion has a fixed coupon of 6.25%. The facility matures six years from the delivery of the final vessel securing the facility, and in certain circumstances, the facility matures 12 years after the delivery of each financed vessel. The terms and conditions of the facility, including covenants, are similar to those in our existing credit facilities and customary for financings of this type.
$42.0 Million Senior Secured Credit Facility
On January 30, 2015, we entered into a $42.0 million credit facility with a leading European financial institution. The proceeds of this facility are expected to finance a portion of the purchase price of two Kamsarmax vessels in our Newbuilding Program (of which one Kamsarmax vessel was delivered in January 2015 to us from Imabari and one Kamsarmax vessel is under construction at Imabari). The facility may be drawn in two tranches, each of which has a final maturity of six years from the date of the respective vessel delivery from the yard. This facility bears interest at LIBOR plus a margin of 2.80%. This facility is secured by, among other things, a first preferred mortgage on the two Kamsarmax newbuilding vessels and guaranteed by each of the collateral vessel owning subsidiaries. The terms and conditions of the facility, including covenants, are similar to those in our existing credit facilities and customary for financings of this type.
$26.0 Million Senior Secured Credit Facility
On February 27, 2015, we entered into a $26.0 million senior secured credit facility with ABN AMRO Bank N.V., the Netherlands. The proceeds of this facility were used to finance a portion of the purchase price of one Capesize vessel, which was delivered to us during the first quarter of 2015. This facility matures at the earlier of (a) the date falling six months after the drawdown date; and (b) the date ten business days after the date on which the Chinese Ministry of Finance has approved insurance coverage to be provided by the China Export & Credit Insurance Corporation, or Sinosure, with respect to our $230.3 Million Credit Facility (discussed below) and drawings can be made under such facility. This facility bears interest at LIBOR plus an initial margin of 2.00%, with monthly step ups of 0.25% in margin until a margin of 3.25% is reached. This facility is secured by, among other things, a first preferred mortgage on the Capesize newbuilding vessel and guaranteed by the collateral vessel owning subsidiary. The terms and conditions of the facility, including covenants, are similar to those in our existing credit facilities and customary for financings of this type.
$19.8 Million Senior Secured Credit Facility
On March 2, 2015, we entered into a senior secured credit facility for up to $19.8 million. The facility was previously announced as a $39.6 million credit facility, that has now been reduced to a size of $19.8 million due to the removal of the financing on one Kamsarmax vessel which we have classified as held for sale. The facility was arranged by ABN AMRO Bank N.V., the Netherlands, with insurance cover provided from Sinosure. The facility is expected to be used to finance a portion of the purchase price of one Kamsarmax vessel currently under construction at Tsuneishi with expected delivery during the first quarter of 2016. The facility matures ten years from the date of delivery of the vessel and bears interest at LIBOR plus a margin of 2.50%. This facility is secured by, among other things, a first priority mortgage on one Kamsarmax newbuilding vessel and guaranteed by the collateral vessel owning subsidiary. The terms and conditions of the facility, including covenants, are similar to those in our existing credit facilities and customary for financings of this type.
$230.3 Million Senior Secured Credit Facility
On March 2, 2015, we received a commitment from ABN AMRO Bank N.V. and The Export-Import Bank of China, for a loan facility of up to $230.3 million. This commitment finalizes a previously announced memorandum of understanding for a $234.9 million credit facility. This facility was arranged by ABN AMRO Bank N.V., The Netherlands, with insurance cover to be provided from Sinosure. This facility is expected to be used to finance a portion of the purchase price of seven Capesize vessels (of which one vessel was delivered to us in February 2015 from Waigaoqiao and six vessels are currently under construction at Waigaoqiao with expected deliveries between the third quarter of 2015 and the second quarter of 2016). The terms and conditions of this facility, including covenants, will be similar to those in our existing credit facilities and customary for financings of this type. This facility is subject to customary conditions precedent and the execution of definitive documentation. The credit facility is pending approval from the Chinese Ministry of Finance on the insurance coverage to be provided by Sinosure.
As of March 30, 2015, we had $139.0 million of outstanding borrowings under the credit agreements described above and have additional available borrowings, after repaying the $26.0 Million Senior Secured Credit Facility with a portion of the proceeds from the $230.3 Million Senior Secured Credit Facility, of $1,231.9 million as shown in the following table (dollars in thousands):

	As of December 31, 2014	As of March 30, 2015
	Amount outstanding	Amount outstanding	Amount available
$39.6 Million Senior Secured Credit Facility	$33,550	$32,725	$—
$408.976 Million Senior Secured Credit Facility	—	14,988	393,988
$330 Million Senior Secured Credit Facility	—	45,000	285,000
$42 Million Senior Secured Credit Facility	—	20,302	21,000
$19.8 Million Senior Secured Credit Facility	—	—	19,800
$67.5 Million Senior Secured Credit Facility	—	—	67,500
$240.3 Million Senior Secured Credit Facility	—	—	240,264
$230.3 Million Senior Secured Credit Facility	—	—	230,325
$26.0 Million Senior Secured Credit Facility	—	26,000	—
Total	$33,550	$139,015	1,257,877
Repayment of the $26.0 Million Senior Secured Credit Facility			(26,000)
Total available			$1,231,877

Loan Covenants
Certain of our credit facilities discussed above have, among other things, the following financial covenants which require us to:

•	maintain minimum consolidated liquidity of not less than the greater of (i) $50.0 million or (ii) $850,000 per vessel owned by us or any of our subsidiaries;

•
maintain consolidated tangible net worth of not less than $500.0 million, plus (i) 25% of our consolidated net income for each fiscal quarter and (ii) 50% of the value of the equity proceeds we received from the sale of our common shares as of December 31, 2013;

•
maintain a ratio of net debt (which means our total indebtedness less cash) to consolidated total capitalization (which means consolidated tangible net worth plus, among other things, our consolidated indebtedness) of 60% or less;

•
maintain a ratio of consolidated EBITDA to consolidated net interest expense calculated on a trailing four quarter basis of not less than 1.0 to 1.0 for the quarter ending September 30, 2015 until and including the quarter ending December 31, 2016, 2.0 to 1.0 for the quarter ending March 31, 2017 until and including the quarter ending December 31, 2017, and thereafter 2.5 to 1.0; and

•
maintain a minimum fair value of the collateral for each credit facility, such that the aggregate fair value of the vessels collateralizing the credit facility be at least between 130% to 145%, depending on the credit facility, of the aggregate principal amount outstanding under such credit facility.

Our credit facilities discussed above have, among other things, the following restrictive covenants which would restrict our ability to:

•	incur additional indebtedness;

•	sell the collateral vessel, if applicable;

•	make additional investments or acquisitions;

•	pay dividends, in the event of a default, or if an event of default would occur as a result of the payment of dividends; and

•	effect a change of control of us.
In addition, our credit facilities contain customary events of default, including cross-default provisions. As of December 31, 2014, we are in compliance with all of the financial covenants contained in the four credit facilities that we had entered into as of that date.

Senior Notes due 2019

On September 22, 2014, we issued $65.0 million aggregate principal amount of our 7.50% senior unsecured notes due 2019, or our Notes, in a registered public offering. The Notes will mature on September 15, 2019, and may be redeemed in whole or in part at any time, or from time to time, after September 15, 2016. Interest on the Notes is payable quarterly on each of March 15, June 15, September 15 and December 15, commencing on December 15, 2014. We expect to use the net proceeds we received to fund installment payments due under our Newbuilding Program. On October 16, 2014, we issued an additional $8.625 million aggregate principal amount of our Notes, pursuant to the underwriters’ option to purchase additional Notes. Our 7.50% senior unsecured notes due 2019 commenced trading on the NYSE on September 29, 2014 under the symbol “SLTB.”

The indenture governing our Notes contains certain restrictive covenants, including:

(a)
Limitation on Borrowings. We are prohibited from letting net borrowings equal or exceed 70% of our total assets, which are calculated as all of our assets of the types presented on our consolidated balance sheet.

(b)	Limitation on Minimum Tangible Net Worth. The Company shall ensure that net worth always exceeds $500 million.

(c)	Reports. Following any cross default, the Company shall promptly notify the holders of the our Notes of the occurrence of such cross default.

(d)
Limitation on Asset Sales. We shall not, and shall not permit any subsidiary to, in the ordinary course of business or otherwise, sell, lease, convey, transfer or otherwise dispose of any of our of any such subsidiary’s assets (including capital stock and warrants, options or other rights to acquire capital stock) other than pursuant to a “Permitted Asset Sale” or a “Limited Permitted Asset Sale” (as such terms are defined in the indenture governing the our Notes and described below), unless (A) the Company receives, or the relevant subsidiary receives, consideration at the time of such asset sale at least equal to the fair market value (including as to the value of all non-cash consideration), as determined in good faith by the board of directors of the Company, of the assets subject to such asset sale, and (B) within 365 days after the receipt of any net proceeds from an asset sale, the Company or the relevant subsidiary, as the case may be, shall apply all such net proceeds to certain permitted purposes, including the repayment of secured indebtedness, capital expenditures, repayment of unsecured indebtedness, acquire all or substantially all of the assets or, or the capital stock of, a person primarily engaged in a permitted business; provided, that in the case of the acquisition of capital stock of any person, such person is or becomes a subsidiary of the Company.

For purposes of this covenant: a “Permitted Asset Sale” includes certain specified asset sales, certain vessel losses not to exceed 10% of the consolidated aggregate market value of the Company’s assets and any transaction or series of transactions involving assets disposed of for fair market value and having an aggregate market value in any one fiscal year of up to 25% of the consolidated aggregate market value of the Company’s assets; and a “Limited Permitted Asset Sale” includes any transaction or series of transactions during a single fiscal year, the net proceeds of which are not otherwise applied pursuant to the requirements set forth in this clause (d), that results in net proceeds in excess of 25% of the consolidated aggregate market value of the Company’s assets.

As of December 31, 2014, we were in compliance with the financial covenants of our Notes.

If a Limited Permitted Asset Sale occurs, the Company must make an offer to purchase our Notes having a principal amount equal to the excess proceeds of such Limited Permitted Asset Sale at a purchase price of 101% of the principal amount of our Notes to be purchased, plus accrued and unpaid interest.

In addition, if a Change of Control (as defined in the Indenture for the Senior Notes) occurs, holders of the our Notes have the right, at their option, to require us to purchase any or all of such holders’ our Notes at a purchase price of 101% of the principal amount of the our Notes to be purchased, plus accrued and unpaid interest.

In addition, if an event of default or an event or circumstance which, with the giving of any notice or the lapse of time, would constitute an event of default under the our Notes has occurred and is continuing, or we are not in compliance with the covenant described under “Limitation on Borrowings” or “Limitation on Minimum Net Worth” described above, then none of the Company or any subsidiary will be permitted to declare or pay any dividends or return any capital to its equity holders (other than the Company or a wholly-owned subsidiary of the Company) or authorize or make any other distribution, payment or delivery of property or cash to its equity holders (other than the Company or a wholly-owned subsidiary of the Company), or redeem, retire, purchase or otherwise acquire, directly or indirectly, for value, any interest of any class or series of its equity interests (or acquire any rights, options or warrants relating thereto but not including convertible debt) now or hereafter outstanding and held by persons other than the Company or any wholly-owned subsidiary, or repay any subordinated loans to equity holders (other than the Company or a wholly-owned subsidiary of the Company) or set aside any funds for any of the foregoing purposes.

C.	Research and Development, Patents and Licenses, Etc.
Not applicable.

D.	Trend Information
See “Item 4. Information on the Company—B. Business Overview—Industry and Market Conditions.”

E.	Off-Balance Sheet Arrangements
As of December 31, 2014, we did not have any off-balance sheet arrangements. Currently, we are committed to make charter-hire payments to third parties for certain chartered-in vessels. These arrangements are accounted for as operating leases.

F.	Tabular Disclosure of Contractual Obligations
 The following table sets forth our total contractual obligations at December 31, 2014:

(in millions of U.S. dollars)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Vessels under construction (1)	$1,181.1	$633.3	$—	$—	$1,814.4
Assets held for sale (2)	92.9	202.4	—	—	295.3
Time charter-in commitments (3)	55.0	41.4	0.4	—	96.8
Senior Notes (4)	—	—	73.6	—	73.6
Bank loans (5)	3.3	5.6	24.7	—	33.6
Interest payments (6)	6.5	12.8	10.5	—	29.8
Commitment fees (7)	7.6	1.3	—	—	8.9
Commercial management fee (8)	0.2	0.2	—	—	0.4
Technical management fee (9)	0.4	0.4	—	—	0.8
Total	$1,347.0	$897.4	$109.2	$—	$2,353.6

(1)
Represents the unpaid installments as of December 31, 2014 of the 71 vessels we had under construction as of that date, which includes the six vessels delivered to us in 2015 and includes the construction contracts of three Capesize vessels subsequently converted into LR2 tankers which we intend to sell.

(2)
Represents the unpaid installments as of December 31, 2014 relating to the seven contracts for the construction of vessels that we had classified as assets held for sale as of December 31, 2014. Such amounts include installments actually paid thus far in 2015 as well as installments related to the terms of the six contracts for the construction of Capesize vessels that have been modified to LR2 tankers. Until these contracts are sold, the Company is obligated to make the future contractual payments.

(3)
Represents the amounts expected to be paid by us on the 20 vessels that we have time chartered-in as of December 31, 2014, assuming we redeliver the vessels to their owners on the earliest redelivery date or actual redelivery date and excluding any option periods which may be exercised by us.

(4)	Represents the repayment of our Notes which mature in September 2019.

(5)	Represents the repayment of installments under the bank loans outstanding as of December 31, 2014, which consisted solely of borrowings under the $39.6 Million Senior Secured Credit Facility.

(6)	Represents the interest payments on outstanding balances of our Notes at 7.50% per annum and bank loans, for which the LIBOR rate in effect as of December 31, 2014 of 0.2356% plus a margin of 2.925%.

(7)
Represents the commitment fees we will pay under our three credit facilities at December 31, 2014 on which we are incurring commitment fees (the $67.5 Million Senior Secured Credit Facility, the $330.0 Million Senior Secured Senior Secured Credit Facility and the $409.0 Million Senior Secured Credit Facility). Such fees are calculated on the undrawn portion of these credit facilities and assume that the committed amount of each vessel will be drawn when the vessel collateralizing the credit facility is delivered from the shipyards.

(8)	Represents the commercial management fee we pay to SCM of $300 per day for each vessel that we own based on the two vessels we owned as of December 31, 2014.

(9)	Represents the annual technical management fee we pay to SSM of $200,000 per vessel that we own based on the two vessels we owned as of December 31, 2014.
This table does not include (i) vessel management fees and expenses, which will be incurred starting with the delivery of the first vessel we time chartered-in and (ii) payments that we expect to make under our credit facilities we expect to enter into.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors is elected annually on a staggered basis, and each director elected holds office for a three year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The initial term of office of each director is follows: our Class A directors will serve for a term expiring at the 2017 annual meeting of shareholders, our Class B directors will serve for a term expiring at the 2015 annual meeting, and our Class C directors will serve for a term expiring at the 2016 annual meeting. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address of each of our directors and executive officers listed below is Scorpio Bulkers Inc., 9, Boulevard Charles III, MC 98000 Monaco.

Name	Age	Position
Emanuele A. Lauro	36	Chairman, Class A Director and Chief Executive Officer
Robert Bugbee	54	Class B Director and President
Cameron Mackey	46	Chief Operating Officer
Hugh Baker	47	Chief Financial Officer
Roberto Giorgi	64	Class A Director
Einar Michael Steimler	66	Class B Director
Christian M. Gut	35	Class C Director
Sergio Gianfranchi	70	Vice President, Vessel Operations
Luca Forgione	38	General Counsel
Anoushka Kachelo	35	Secretary

Biographical information concerning the directors and executive officers listed above is set forth below.
Emanuele A. Lauro, Chairman and Chief Executive Officer
Emanuele A. Lauro, the Company’s co-founder, has served as our Chairman and Class A Director since April 9, 2013 and as our Chief Executive Officer since July 1, 2013. Mr. Lauro also serves and has served as Chairman and Chief Executive Officer of Scorpio Tankers (NYSE: STNG) since its initial public offering in April 2010. He joined Scorpio Group in 2003 and has continued to serve there in a senior management position since 2004. Under Mr. Lauro’s leadership, Scorpio Group has grown from an owner of three vessels in 2003 to become a leading operator and manager of over 200 vessels in 2015. Over the course of the last several years, Mr. Lauro has founded and developed all of the Scorpio Group Pools in addition to several other ventures such as Scorpio Logistics, which owns and operates specialized assets engaged in the transshipment of dry cargo commodities and invests in coastal transportation and port infrastructure developments in Asia and Africa since 2007. Mr. Lauro has a degree in international business from the European Business School, London.
Robert Bugbee, President and Director
Robert Bugbee, the Company’s co-founder, has served as our Class B Director since April 9, 2013 and as our President since July 1, 2013. Mr. Bugbee has more than 25 years of experience in the shipping industry. Mr. Bugbee also serves and has served as President and Director of Scorpio Tankers since its initial public offering in April 2010. He joined Scorpio Group in February 2009 and has continued to serve there in senior management. Prior to joining Scorpio Group, Mr. Bugbee was a partner at Ospraie Management LLP between 2007 and 2008, a company which advises and invests in commodities and basic industry. From 1995 to 2007, Mr. Bugbee was employed at OMI Corporation, or OMI, a NYSE-listed tanker company sold in 2007. While at OMI, Mr. Bugbee served as President from January 2002 until the sale of the company, and before that served as Executive Vice President since January 2001, Chief Operating Officer since March 2000 and Senior Vice President of OMI from August 1995 to June 1998. Mr. Bugbee joined OMI in February 1993. Prior to this, he was employed by Gotaas-Larsen Shipping Corporation since 1984. During this time he took a two year sabbatical from 1987 for the M.I.B. Program at the Norwegian School for Economics and Business administration in Bergen. He has a Fellowship from the International Shipbrokers Association and a B.A. (Honors) from London University.
Cameron Mackey, Chief Operating Officer
Cameron Mackey has served as our Chief Operating Officer since July 1, 2013. Mr. Mackey also serves and has served as Chief Operating Officer of Scorpio Tankers since its initial public offering in April 2010 and as a Director since May 2013. He joined Scorpio Group in March 2009, where he continues to serve in a senior management position. Prior to joining Scorpio Group, he was an equity and commodity analyst at Ospraie Management LLC from 2007 to 2008. Prior to that, he was Senior Vice President of OMI Marine Services LLC from 2004 to 2007 and in Business Development at OMI from 2002 to 2004. He has been employed in the shipping industry since 1994 and, earlier in his career, was employed in unlicensed and licensed positions in the merchant navy, primarily on tankers in the international fleet of Mobil Oil Corporation, where he held the qualification of Master Mariner. He has an M.B.A. from the Sloan School of Management at the Massachusetts Institute of Technology, a B.S. from the Massachusetts Maritime Academy and a B.A. from Princeton University.
Hugh Baker, Chief Financial Officer
Hugh Baker has served as our Chief Financial Officer since July 1, 2013. Mr. Baker also serves and has served as a Managing Director of Scorpio USA LLC since July 2012, focusing on business development and finance for Scorpio Tankers and the Scorpio Group. For three years prior to joining Scorpio, Mr. Baker was a Managing Director in the investment banking team at Evercore Partners in New York, concentrating on the shipping industry. Prior to Evercore, he was the Head of Shipping at HSH Nordbank in New York and was previously a Managing Director in the ship finance team at ING Bank in London. Prior to banking, Mr. Baker worked in commercial roles for Greek-owned shipping companies in London. Mr. Baker has a BA from the London School of Economics and a MSc in Shipping, Trade & Finance from Cass Business School. Mr. Baker is a Fellow of the Institute of Chartered Shipbrokers.
Roberto Giorgi, Director
Roberto Giorgi has served as our Class A Director since the closing of our initial public offering in December 2013. Mr. Giorgi also serves and has served since January 2014 as the Honorary President and member of the Group Executive of V.Ships, the world’s largest ship management company. From 1988 to 2014, Mr. Giorgi has held various roles within V.Ships, including President of V.Ships Ship Management, Managing Director of V.Ships New York, head of V.Ships Leisure in the cruise sector, and head of V.Ship’s ship management operation from its Monaco office. From 2008 to 2010, Mr. Giorgi also served as President of InterManager, the international trade association for third-party and in-house ship managers, whose members between them are responsible for approximately 3,700 ships and more than 200,000 crew members. Prior to joining the V.Ships Group, he attended the San Giorgio Nautical College in Genoa (1964 – 1969) and sailed from Deck Cadet to First Officer with Navigazione Alta Italia, Italian line and Sitmar Cruises. Before joining the merchant marine, he spent one year (1970/71) in the Naval Academy of Leghorn and sailed with the Italian Navy as Lieutenant. In addition, since June 2013 Mr. Giorgi has been on the committee of Skuld P&I Club.

Einar Michael Steimler, Director
Einar Michael Steimler has served as our Class B Director since the closing of our initial public offering in December 2013. Mr. Steimler also serves as a director of DHT Holdings Inc. (NYSE:DHT). Mr. Steimler has over 30 years of experience in the shipping industry. From 2000 to 2011, Mr. Steimler served as chairman of Tanker (UK) Agencies, the commercial agent to Tankers International. He was instrumental in the formation of Tanker (UK) Agencies in 2000 and served as its Chief Executive Officer until the end of 2007. From 1998 to 2010, Mr. Steimler served as a Director of Euronav NV (EURN:EN Brussels). He has been involved in both sale and purchase and chartering brokerage in the tanker, gas and chemical sectors and was a founder of Stemoco, a Norwegian ship brokerage firm. He graduated from the Norwegian School of Business Management in 1973 with a degree in Economics.
Christian M. Gut, Director
Christian M. Gut has served as our Class C Director since the closing of our initial public offering in December 2013. Mr. Gut has ten years of experience in the consulting industry in the Asia Pacific region. Mr. Gut started his professional career at ThyssenKrupp Technologies AG (as it then was) in Essen, Germany in 2002. He later joined Singapore based EABC Pte Ltd., or EABC, in 2003 where he was appointed as Director on May 18, 2006. EABC’s services comprise market intelligence and strategy, sales promotion and support to project management in selected Asia Pacific countries, principally Australia. Furthermore, Mr. Gut is a co-founder and past manager of the Stellar Energy Fund, launched in Singapore in 2006, which invested in energy focused private companies to finance projects and expansion plans in Asia, Middle East and Europe in the following industries: oil trading and bunkering, gas E&P, solar, geothermal and power generating heat plants. Mr. Gut has a Bachelor’s degree in international business from the European Business School in London.
Sergio Gianfranchi, Vice President, Vessel Operations
Sergio Gianfranchi has served as our Vice President of Vessel Operations since September 19, 2013. Mr. Gianfranchi also serves and has served as Vice President, Vessel Operations of Scorpio Tankers since its initial public offering in April 2010. He served as Operations Manager of SSM at its headquarters in Monaco from 2002 to 2004. He has been instrumental in launching and operating the Scorpio Group Pools, and was employed as the Fleet Manager of SCM, the Scorpio Group affiliate that manages the commercial operations of over 100 vessels grouped in the Scorpio Group Pools. Mr. Gianfranchi is currently employed as the Pool Fleet Manager of SCM. From 1999 to 2001, Mr. Gianfranchi served as the on-site owner’s representative of the Scorpio Group affiliates named Doria Shipping, Tristan Shipping, Milan Shipping and Roma Shipping, to survey the construction of their Panamax and Post-Panamax newbuilding tankers being built at the 3Maj Shipyard in Rijeka, Croatia. When Mr. Gianfranchi joined SSM in 1989, he began as vessel master of its OBOs (multipurpose vessels that carry ore, heavy drybulk and oil). Upon obtaining his Master Mariner License in 1972, he served until 1989 as a vessel master with prominent Italian shipping companies, including NAI and Almare, initially a subsidiary of NAI but later controlled by Finmare, the Italian state shipping financial holding company. In this position he served mostly on OBOs, tankers and drybulk carriers. He graduated from La Spezia Nautical Institute in Italy in 1963.
Luca Forgione, General Counsel
Luca Forgione has served as our General Counsel since July 1, 2013 and as our Secretary from July 1, 2013 to December 18, 2013. Mr. Forgione also serves and has served as General Counsel of Scorpio Tankers since its initial public offering in April 2010 and has served as Secretary until December 2013. He joined Scorpio Group in August 2009 where he continues to serve as General Counsel. He is licensed as a lawyer in his native Italy and as a Solicitor of the Supreme Court of England & Wales. Mr. Forgione has more than ten years of shipping industry experience and has worked in the fields of shipping, offshore logistics, commodity trading and energy since the beginning of his in-house career, most recently with Constellation Energy Commodities Group Ltd. in London, part of Constellation Energy Group Inc. then listed on the NYSE under “CEG” and now part of Exelon (NYSE: EXC) from 2007 to 2009, and previously with Coeclerici S.p.a. in Milan from 2004 to 2007. He has experience with all aspects of the supply chain of drybulk and energy commodities (upstream and downstream), and has developed considerable understanding of the regulatory and compliance regimes surrounding the trading of physical and financial commodities as well as the owning, managing and chartering of vessels. Mr. Forgione was a Tutor in International Trade Law and Admiralty Law at University College London (U.K.) and more recently a Visiting Lecturer in International Trade Law at King’s College (U.K.). He has a Master’s Degree in Maritime Law from the University of Southampton (U.K.) and a Law Degree from the University of Genoa (Italy).
Anoushka Kachelo, Secretary
Anoushka Kachelo has served as our Secretary since December 18, 2013. Mrs. Kachelo also serves as Secretary of Scorpio Tankers. She joined Scorpio Group in September 2010 as Senior Legal Counsel. Mrs. Kachelo is a Solicitor of the Supreme Court of England & Wales and has worked in the fields of commodity trading, energy and asset finance. Prior to joining the Scorpio Group, Mrs. Kachelo was Legal Counsel for the Commodities Team at JPMorgan (London) and prior to that in private practice for the London office of McDermott Will & Emery and Linklaters. She has a BA in Jurisprudence from the University of Oxford (U.K.).

B.	Compensation
For the period from March 20, 2013 (our inception) to December 31, 2013, we paid compensation to our directors and senior management of approximately $1.8 million. These amounts have been accruing since July 2013.
Beginning January 2014, each of our non-employee directors receive cash compensation in the aggregate amount of $60,000 annually, plus either (i) an additional fee of $10,000 per year for each committee on which a director serves or (ii) an additional fee of $20,000 per year for each committee for which a director serves as Chairman. In addition, our lead independent director receives an additional fee of $20,000 per year. All actual expenses incurred while acting in their capacity as a director are reimbursed. For each board or committee meeting the non-employee director attends, the director receives $2,000. We do not have a retirement plan for our officers or directors. For the year ended December 31, 2014, we paid an aggregate compensation to our directors and senior management of approximately $4.9 million.
We have employment agreements with each of our executives. These employment agreements remain in effect until terminated in accordance with their terms upon no less than 24 months prior written notice. Pursuant to the terms of their respective employment agreements, our executives are prohibited from disclosing or unlawfully using any of our material confidential information.
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
Equity Incentive Plan
Our board of directors has adopted an equity incentive plan, which we refer to as the Equity Incentive Plan, under which directors, officers and employees of us and our subsidiaries, as well as employees of affiliated companies are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common shares. As of December 31, 2014 we reserved a total of 7,012,391 common shares, for issuance under the Equity Incentive Plan, subject to adjustment for changes in capitalization as provided in the Equity Incentive Plan. Our Equity Incentive Plan is administered by our Compensation Committee.

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
On September 30, 2013, we granted an aggregate of 2,775,000 restricted shares to our officers and employees. Of this total, 1,395,000 restricted shares vest in three equal installments on July 27, 2015, July 27, 2016 and July 27, 2017. The remaining 1,380,000 restricted shares vest in three equal installments on September 30, 2015, September 30, 2016 and September 30, 2017. The aggregate fair value of these awards is $26.9 million, which will be amortized as stock-based compensation expense, a component of general and administrative expense, over the vesting periods of each grant.

On November 6, 2013, we granted 1,380,000 restricted shares to our officers and employees. These restricted shares vest in three equal installments on November 6, 2015, November 6, 2016 and November 6, 2017. The fair value of these awards was $13.3 million, which will be amortized as stock-based compensation expense, a component of general and administrative expense, over the vesting periods of each grant.
On December 17, 2013, we granted 707,020 restricted shares to our officers, members of the board of directors and employees . Of these restricted shares, 617,020 restricted shares vest in three equal installments on December 17, 2015, December 17, 2016 and December 17, 2017 and 90,000 restricted shares vest in three equal installments on December 17, 2014, December 17, 2015 and December 17, 2016. The fair value of these awards was $6.8 million, which will be amortized as stock-based compensation expense, a component of general and administrative expense, over the vesting periods of each grant.
On February 21, 2014, we granted 2,080,370 restricted shares to our officers, members of the board of directors and employees and certain employees of the Scorpio Group. Of these restricted shares, 1,990,370 restricted shares vest in three equal installments on February 21, 2016, February 21, 2017 and February 21, 2018 and 90,000 restricted shares vest in three equal installments on February 21, 2015, February 21, 2016 and February 21, 2017. The fair value of these awards was $19.4 million, which will be amortized as stock-based compensation expense, a component of general and administrative expense, over the vesting periods of each grant. Please see Note 11 to our Consolidated Financial Statements included herein for additional information.
On May 20, 2014, we granted 68,000 restricted shares to certain employees of the Scorpio Group. These restricted shares vest in three equal installments on February 21, 2016, February 21, 2017 and February 21, 2018. The fair value of these awards was $0.6 million, which will be amortized as stock-based compensation expense, a component of general and administrative expense, over the vesting periods of each grant.

C.	Board Practices
Our board of directors currently consists of five directors, three of whom have been determined by our board of directors to be independent under the rules of the New York Stock Exchange and the rules and regulations of the SEC. Our board has an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee, each of which is comprised of our three independent directors, who are Messrs. Giorgi, Steimler and Gut. The Audit Committee, which operates under a charter, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities, procedures and the adequacy of our internal controls. In addition, provided that no member of the Audit Committee has a material interest in such transaction, the Audit Committee is responsible for reviewing transactions that we may enter into in the future with other members of the Scorpio Group that our board believes may present potential conflicts of interests between us and the Scorpio Group. The Nominating and Corporate Governance Committee is responsible for recommending to the board of directors nominees for director and directors for appointment to board committees and advising the board with regard to corporate governance practices. The Compensation Committee oversees our equity incentive plan and recommends director and senior employee compensation. Our shareholders may also nominate directors in accordance with procedures set forth in our bylaws.

D.	Employees
For the year ended December 31, 2014, we had three employees (excluding our executive officers).
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

Name	No. of Shares		% Owned (1) (2)
Scorpio Services Holding Limited(2)(9)	5,950,777		3.3%
Wellington Management Group LLP(7)	18,208,034	(3)	10.1%
Avenue Europe International Management, L.P.(8)	2,372,887	(4)	1.3%
Avenue Capital Management II, L.P.(8)	14,161,040	(4)	7.9%
Blue Mountain Capital Management LLC(8)	12,086,502	(5)	6.7%
Blue Mountain Credit Alternatives Master Fund L.P.(8)	8,282,285	(5)	4.6%
Aristeia Capital L.L.C.(8)	9,580,000	(6)	5.3%
Monarch Alternative Capital LP(8)	10,105,288	(7)	5.6%
Directors and executive officers as a group(9)	6,858,390		3.8%
____________________

(1)	Calculated based on 180,299,695 common shares outstanding as of December 31, 2014.

(2)	Excludes 2,168,741 common shares payable under the Administrative Services Agreement.

(3)	This information is derived from Schedule 13G/A filed with the SEC on March 10, 2015.

(4)	This information is derived from Schedule 13G/A filed with the SEC on November 17, 2014.

(5)	This information is derived from Schedule 13G/A filed with the SEC on February 5, 2015.

(6)	This information is derived from Schedule 13G filed with the SEC on February 17, 2015.

(7)	This information is derived from Schedule 13G/A filed with the SEC on December 24, 2014.

(8)	Includes common shares held by funds managed thereby.

(9)
Emanuele Lauro, our Director and Chief Executive Officer, Robert Bugbee, our Director and President, and Cameron Mackey, our Chief Operating Officer, own 10%, 10% and 7% of Scorpio Services Holdings Limited, respectively.

B.	Related Party Transactions
Management of Our Fleet
Commercial and Technical Management Agreements
Our vessels are commercially managed by SCM and technically managed by SSM pursuant to a Master Agreement, which may be terminated by either party upon 24 months notice. SCM and SSM are companies affiliated with us. The vessels we charter-in are also commercially managed by SCM. We expect that additional vessels that we may acquire in the future, including the drybulk vessels in our Newbuilding Program, will also be managed under the Master Agreement or on substantially similar terms.
SCM’s services include securing employment for our vessels in the spot market and on time charters. SCM also manages the Scorpio Group Pools in which our vessels are, or are expected to be employed. For commercial management of any of our vessels that does not operate in one of these pools, we pay SCM a daily fee of $300 per vessel, plus a 1.75% commission on the gross revenues per charter fixture. The Scorpio Group Pool participants, including us and third-party owners of similar vessels, are each expected to pay SCM a pool management fee of $300 per vessel per day, plus a 1.75% commission on the gross revenues per charter fixture. Effective November 20, 2014, SCM has agreed to reduce the 1.75% commission to 1.00% until the first day on which the closing price of our common shares is not less than $9.75 per share, adjusted to include all authorized dividends paid on our share capital.
SSM’s services include providing technical support, such as arranging the hiring of qualified officers and crew, supervising the maintenance and performance of vessels, purchasing supplies, spare parts and new equipment, arranging and supervising drydocking and repairs, and monitoring regulatory and classification society compliance and customer standards. We will pay SSM an annual fee of $200,000 per vessel to provide technical management services for each of the vessels in our Newbuilding Program upon delivery. In addition, representatives of SSM, including certain subcontractors, provide us with construction supervisory services while our vessels are being constructed in shipyards. For these services, we compensate SSM for its direct expenses, which can vary between $200,000 and $500,000 per vessel.
Administrative Services Agreement
We have entered into an Administrative Services Agreement with SSH for the provision of administrative staff, office space and accounting, legal compliance, financial and information technology services. SSH is a company affiliated with us. The services provided to us by SSH may be sub-contracted to other entities within the Scorpio Group. Pursuant to the Administrative Services Agreement, we reimburse SSH for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above and a pro-rata portion of the salary incurred by SSH for an internal auditor. We also pay SSH a fee for arranging vessel acquisitions, including newbuildings, which is payable in our common shares. The amount of common shares payable is determined by dividing $250,000 by the market value of our common shares based on the volume weighted average price of our common shares over the 30 trading day period immediately preceding the contract date of a definitive agreement to acquire any vessel. In November 2014, SSH agreed to waive its fee on vessel acquisitions contracted after November 20, 2014, until the first day on which the closing price of our common shares is not less than $9.75 per share, adjusted to include all authorized dividends paid on our share capital. As of the date of this annual report, we issued an aggregate of 223,638 common shares to SSH in connection with the deliveries of eight of our newbuilding vessels, and expect to issue an additional 1,945,103 common shares to SSH throughout the deliveries of the remaining vessels in our Newbuilding Program.
SSH has agreed with us not to own any drybulk carriers greater than 30,000 dwt for so long as the Administrative Services Agreement is in full force and effect. This agreement may be terminated by SSH after the third anniversary of our initial public offering upon 12 months’ prior written notice or by us with 24 months notice.

Transactions with entities controlled by the Lolli-Ghetti family and with Scorpio Tankers (herein referred to as related party affiliates) in the consolidated statement of operations and balance sheet are as follows:
For the year ended December 31, 2014 and 2013,we had the following balances with related parties, which have been included in the consolidated statement of operations (tabular amounts in thousands of U.S. dollars):

	For the year ended December 31,
	2014	2013
Vessel revenue
Scorpio Kamsarmax Pool (1)	$34,986	$—
Scorpio Ultramax Pool (1)	10,196	—
SCM (2)	31	—
Total vessel revenue	$45,213	$—
Vessel operating cost:
SSM (3)	$122	$—
General and administrative expense:
SCM (2)	148	—
SSM (3)	51	—
SSH (4)	56	—
SUK (5)	717	—
Total general and administrative expense	$972	$—

At December 31, 2014 and 2013, we had the following balances with related parties, which have been included in the consolidated balance sheets (tabular amounts in thousands of U.S. dollars):

	As of	For the period from March 20, 2013 (date of inception) to
	December 31, 2014	December 31, 2013
Assets
Due from related parties-current:
Scorpio Kamsarmax Pool (1)	$8,482	$—
Scorpio Ultramax Pool (1)	2,460	—
Scorpio Tankers(6)	31,277	—
SSM (3)	154	—
Total due from related parties-current	$42,373	$—

Due from related parties non-current:
Scorpio Kamsarmax Pool (1)	$3,272	$—
Scorpio Ultramax Pool (1)	2,033	—
Total due from related parties non-current	$5,305	$—
Liabilities
Due to related parties-current:
SUK (5)	$44	$—
SSM (3)	1,131	—
SSH (4)	56	—
Total due from related parties-current	$1,231	$—

(1)
During the year ended December 31, 2014, we earned $35.0 million from chartering our owned and chartered-in vessels to the Scorpio Kamsarmax Pool and $10.2 million from chartering our chartered-in vessels to the Scorpio Ultramax Pool. As of December 31, 2014, we have balances due from these charterers (primarily consisting of working capital, undistributed earnings and reimbursable costs) which have been classified as current assets of $8.5 million and $2.5 million from the Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool, respectively. As of December 31, 2014, there were non-current balances due from these charterers which relate to working capital retained by the pools for member vessels that do not have provisions to exit the pool in the next 12 months of $3.3 million and $2.0 million for the Scorpio Kamsarmax Pool and Scorpio Ultramax pool, respectively.

The Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool were significant customers for the year ended December 31, 2014, accounting 71.4% and 20.8% of our total vessel revenue, respectively.

(2)
For commercial management of any of our vessels that does not operate in one of these pools, we will pay SCM a daily fee of $300 per vessel, plus a 1.75% commission on the gross revenues per charter fixture. Effective November 20, 2014, SCM has agreed to reduce the 1.75% commission to 1.00% until the first day when the closing price of the Company’s common stock is not less than $9.75 per share, adjusted to include all authorized dividends paid on the Company’s share capital, at which time the commission will revert to 1.75% . The Scorpio Ultramax Pool and the Scorpio Kamsarmax Pool participants, including us and third-party owners of similar vessels, pay SCM a pool management fee of $300 per vessel per day, plus a 1.75% commission on the gross revenues per charter fixture. During the year ended December 31, 2014, we recorded $31,000 of vessel revenue relating to SCM, consisting of: (a) a $100,000 reduction in commissions charged to the Scorpio Group Pools pursuant to the decrease of commission SCM receives on gross freight from 1.75% to 1.00% effective November 20, 2014. SCM has agreed to refund to the Company $100,000 as a result of this reduced commission; partially offset by (b) $69,000 of commissions on the gross revenue of certain vessels time chartered-in for which their initial voyage took place before being admitted to the Scorpio Group Pools. In addition, the Company incurred $148,000 of general and administrative expenses to SCM consisting of a fee of $300 per vessel day for the periods in which our time chartered-in vessels were not operating in one of the pools and for fees charged to four time chartered-in vessels which were returned to their owners.

(3)
SSM’s services include providing technical support, such as arranging the hiring of qualified officers and crew, supervising the maintenance and performance of vessels, purchasing supplies, spare parts and new equipment, arranging and supervising drydocking and repairs, and monitoring regulatory and classification society compliance and customer standards. We pay SSM an annual fee of $200,000 per vessel to provide technical management services for each of our vessels upon delivery. For the year ended December 31, 2014, we incurred a cost to SSM for technical support, which is a component of vessel operating costs, of $122,000, none of which is unpaid at December 31, 2014. For the year ended December 31, 2014, we incurred $51,000 of rent allocated from SSM. In addition, representatives of SSM, including certain subcontractors, provide us with construction supervisory services while our vessels are being constructed in shipyards. For these services, we will compensate SSM for its direct expenses, which can vary between $200,000 and $500,000 per vessel. In connection with supervision of 67 of the vessels in our Newbuilding Program, as of December 31, 2014, we incurred a cost to SSM of $29,000 per vessel. Of this aggregate cost of $1.9 million, $1.1 million is unpaid as of December 31, 2014. We also advanced to SSM $154,000 as of December 31, 2014, relating to equipment to be placed on board certain of the Vessels under construction.

(4)
We incur a fee to SSH of $300 per day for each owned vessel, which is included in general and administrative expenses, which aggregated $56,000 for the year ended December 31, 2014. As of December 31, 2014 this amount was unpaid.

(5)
For the year December 31, 2014, SUK charged us $717,000 for allocated salaries of certain SUK employees relating to the services such employees performed for the Company, of which $44,000 was unpaid as of December 31, 2014.

(6)
In December 31, 2014, we agreed to sell four LR2 tankers to Scorpio Tankers and granted Scorpio Tankers an option to purchase two additional LR2 tankers (see Note 7 to our consolidated financial statements). Pursuant to this, we paid Scorpio Tankers $31.3 million as a security deposit relating to estimated costs we would incur to the shipyard for converting the vessels from Capesize contracts to LR2 contracts and scheduled installments on vessels expected to occur prior to the closing date of the sale. This deposit is reimbursable to us upon closing.

Share Issuances
Upon our formation in March 2013, we issued 1,500 common shares to SSH. During July 2013, we issued and sold an additional 1,250,000 common shares to SSH for $10.0 million as part of a series of Norwegian private transactions exempt from registration under the Securities Act, which are subject to a contractual lock-up until July 2014.
In November 2014, certain of our executive officers and SSH purchased an aggregate of 4,146,000 common shares in our November 2014 Private Placement.

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
Our common shares have traded on the NYSE since December 12, 2013 under the symbol “SALT.” In addition, during the period from July 3, 2013 through July 31, 2014, our common shares minimally traded on the Norwegian OTC under the symbol “SALT.” The following table sets forth the high and low prices for our common shares for the periods indicated, as reported by the NYSE.

	NYSE
For the Fiscal Year Ended	High (U.S.$)	Low (U.S.$)

December 31, 2014	$10.73	$1.76
December 31, 2013 (beginning December 12, 2013)	10.18	9.04

	NYSE
For the Quarter Ended	High (U.S.$)	Low (U.S.$)

March 31, 2015	$2.76	$1.31
December 31, 2014	6.08	1.76
September 30, 2014	9.09	5.75
June 30, 2014	10.33	8.30
March 31, 2014	10.73	9.09
December 31, 2013 (beginning December 12, 2013)	10.18	9.04

	NYSE
For the Month	High (U.S.$)	Low (U.S.$)

March 2015	$2.76	$2.09
February 2015	2.55	1.66
January 2015	2.35	1.30
December 2014	3.29	1.76
November 2014	4.95	3.27
October 2014	6.08	4.00
September 2014	8.26	5.75

B.	Plan of Distribution
Not applicable

C.	Markets
Our common shares have traded on NYSE, since December 12, 2013, under the symbol “SALT,” and our 7.50% Senior Notes due 2019 have traded on the NYSE since September 29, 2014 under the symbol “SLTB.” During the period from July 3, 2013 through July 31, 2014, our common shares minimally traded on the Norwegian OTC under the symbol “SALT.”

D.	Selling Shareholders
Not applicable.

E.	Dilution
Not applicable.

F.	Expenses of the Issue
Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share capital.
Not applicable.

B.	Memorandum and Articles of Association.
Our amended and restated articles of incorporation and bylaws have been filed as Exhibit 3.1 and Exhibit 3.2, respectively, to our Registration Statement on Form F-1 (Registration No. 333-192246), declared effective by the Securities and Exchange Commission on December 11, 2013, and are hereby incorporated by reference into this annual report.
Information regarding the rights, preferences and restrictions attaching to each class of our shares is described in the section entitled “Description of Capital Stock” in the accompanying prospectus to our Registration Statement on Form F-3 (File No. 333-201354) declared effective by the Securities and Exchange Commission on January 15, 2015, provided that since the date of such Registration Statement, our total issued and outstanding common shares has increased to 180,470,939 as of the date of this annual report.

Registration Rights Agreements

On December 11, 2013, in connection with our initial public offering, we entered into a registration rights agreement with one of our shareholders, or the IPO Shareholder, pursuant to which we agreed to register for resale up to 10,863,500 of our common shares, in accordance with the terms set forth in the agreement, that the IPO Shareholder purchased in one of our Norwegian private placements.

On November 18, 2014, we entered into a registration rights agreement with the purchasers in our November 2014 Private Placement, including the IPO Shareholder, pursuant to which we agreed to register for resale 40,000,000 of our common shares that were purchased in the November 2014 Private Placement, plus the common shares held by the purchasers in the private offering as of November 18, 2014. On January 2, 2015, we filed Form F-3 with the Securities and Exchange Commission for the registration of these shares (File No. 333-201354) and on January 16, 2015, we filed a prospectus supplement related thereto, which included the registration of all, or the remaining portion of, the 10,863,500 common shares discussed above that were previously purchased by the IPO Shareholder.

C.	Material contracts.
Attached as exhibits to this annual report are the contracts we consider to be both material and outside the ordinary course of business during the two-year period immediately preceding the date of this annual report. We refer you to “Item 4. Information on the Company”, “Item 6. Directors, Senior Management and Employees—B. Compensation” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for a discussion of these agreements.
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
The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations of the ownership and disposition by a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to the common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as dealers in securities or commodities, financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, persons liable for the alternative minimum tax, persons who hold common shares as part of a straddle, hedge, conversion transaction or integrated investment, U.S. Holders whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of the Company’s common shares, may be subject to special rules. This discussion deals only with holders who hold the common shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of common shares.
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
U.S. Federal Income Tax Considerations
In the opinion of Seward & Kissel LLP, our U.S. counsel, the following are the material U.S. federal income tax consequences of our activities to us, and of the ownership of common shares to U.S. Holders and Non-U.S. Holders, each as defined below. The following discussion of U.S. federal income tax matters is based on the, Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, or the Treasury Regulations, all of which are subject to change, possibly with retroactive effect.
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
Publicly-Traded Test
The Treasury Regulations under Section 883 provide, in pertinent part, that shares of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares, which constitute our sole class of issued and outstanding stock, are “primarily traded” on the NYSE, which is an established market for these purposes.
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
For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of our common shares, or “5% Shareholders,” the Treasury Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the Securities and Exchange Commission, as owning 5% or more of our common shares. The Treasury Regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.
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
We believe that we satisfy the Publicly-Traded Test for the 2014 taxable year and were not subject to the 5% Override Rule, and we intend to take that position on our 2014 U.S. federal income tax returns.
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
Whether we are treated as a PFIC for our 2014 and 2015 taxable years (and our 2013 taxable year under the start-up exception described above) will depend, in part, upon whether the deposits that we make on newbuilding contracts are treated as being held for the production of “passive income” and on the amount of “passive income” that we derive in our 2014 and 2015 taxable years. In making the determination as to whether we are a PFIC, we intend to treat the deposits that we make on our newbuilding contracts as assets which are not held for the production of passive income for purposes of determining whether we are a PFIC. We note that there is no direct authority on this point and it is possible that the IRS may disagree with our position.

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
We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E. Washington, D.C. 20549, or from its website http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates.
Shareholders may also request a copy of our filings at no cost, by writing or telephoning us at the following address: 9, Boulevard Charles III, Monaco, 98000.

I.	Subsidiary Information
Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our unhedged variable-rate borrowings. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. As of December 31, 2014, we have variable-rate borrowings totaling $33.6 million. A one percent increase in LIBOR rates would increase our interest expense by $0.3 million per year from January 1, 2015.

Spot Market Rate Risk

The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Group Pools. Although we currently have one vessels on a time charter contract, our owned and chartered-in vessels during the year ended December 31, 2014, operated for 5,707 days only in the spot market or in the Scorpio Group Pools. Additionally, we have the ability to remove our vessels from the pools on relatively short notice if attractive time charter opportunities arise. A $1,000 per day increase or decrease in spot rates for all of our vessel classes would have increased or decreased our operating income / (loss) by $5.7 million for the year ended December 31, 2014.

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
Inflation
We do not expect inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures
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
We carried out an evaluation under the supervision, and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15e under the Securities Act) as of December 31, 2014. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2014 to provide reasonable assurance that (1) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.
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

In accordance with Rule 13a-15(f) of the Exchange Act, the management of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2014 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission or COSO in 2013. Based on our assessment, management determined that the Company’s internal controls over financial reporting was effective as of December 31, 2014 based on the criteria in Internal Control—Integrated Framework issued by COSO (2013).

The Company’s internal control over financial reporting, at December 31, 2014, has been audited by PricewaterhouseCoopers Audit, an independent registered public accounting firm, who also audited the Company’s consolidated financial statements for that year. Their audit report on the effectiveness of internal control over financial reporting is presented in “Item 18 Financial Statements”.

C.	Attestation Report of the Registered Public Accounting Firm.
The attestation report of the Registered Public Accounting Firm is presented on page F-2 of the Financial Statements filed as part of this annual report.

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
Our principal accountant for the year ended December 31, 2014 and for the period from March 20, 2013 (date of inception) to December 31, 2013 was PricewaterhouseCoopers Audit, and the audit fees for those periods were $202,000 and $215,000, respectively.

During 2014, our principal accountant, PricewaterhouseCoopers Audit, provided services related to the issuance of our Senior Notes that was completed in September 2014 and for the registration of 40,000,000 shares of common stock issued in a private placement that was completed in November 2014; the fees for these services were $71,357 and $71,475, respectively.

B.	Audit-Related Fees
None.

C.	Tax Fees
None.

D.	All Other Fees
None.

E.	Audit Committee’s Pre-Approval Policies and Procedures
Our Audit Committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

F.	Audit Work Performed by Other Than Principal Accountant if Greater Than 50%
Not applicable.

ITEM 16D.	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Name	Period	(a) No. of Common Shares Purchased	(b) Average Price Paid per Common Share	(c) Total No. of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Common Shares that May Yet Be Purchased Under the Plans or Programs
Hugh Baker	November 2014	80,000(1)	$3.75	N/A	N/A
Bruce Crane Trust u/a/ 12/21/79 f/b/o Cameron K. Mackey	November 2014	66,000(1)	$3.75	N/A	N/A
Scorpio Services Holding Ltd.	November 2014	4,000,000(1)	$3.75	N/A	N/A
(1) These common shares were purchased in the November 2014 Private Placement.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.

ITEM 16G.	CORPORATE GOVERNANCE
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

There are two significant differences between our corporate governance practices and the practices required by the NYSE. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. The Marshall Islands law and our bylaws do not require our non-management directors to regularly hold executive sessions without management. During 2014 and through the date of this annual report, our non-management directors met in executive session four times. The NYSE requires companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Marshall Islands law and we have not adopted such guidelines.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.
PART III

ITEM 17.	FINANCIAL STATEMENTS
See “Item 18. Financial Statements.”

ITEM 18.	FINANCIAL STATEMENTS
The financial statements, together with the report of PricewaterhouseCoopers thereon, beginning on page F-1, are filed as a part of this annual report.

ITEM 19.	EXHIBITS

Number	Description

1.1	Amended and Restated Articles of Incorporation of the Company (1)
1.2	Amended and Restated Bylaws of the Company (1)
2.1	Form of Common Share Certificate (1)
2.2	Base Indenture, dated September 22, 2014, by and between the Company and Deutsche Bank Trust Company Americas, relating to the 7.50% Senior Notes due 2019 (5)
2.3	First Supplemental Indenture, dated September 22, 2014, by and between the Company and Deutsche Bank Trust Company Americas (5)
4.1	Master Agreement (1)
4.2	Administrative Services Agreement (1)
4.3	Equity Incentive Plan (1)
4.4	Form of Shipbuilding Contract of Chengxi Shipyard Co. Ltd (1)
4.5	Form of Shipbuilding Contract of Dalian COSCO KHI Ship Engineering Co. Ltd. (1)
4.6	Form of Shipbuilding Contract of Hudong-Zhongdua Shipbuilding (Group) Co., Inc. (1)
4.7	Form of Shipbuilding Contract of Imabari Shipbuilding Co. Ltd. (1)
4.8	Form of Shipbuilding Contract of Daewoo Mangalia Heavy Industries S.A. (1)
4.9	Form of Shipbuilding Contract of Tsuneishi Group (Zhoushan) Shipbuilding Inc. (1)
4.10	Form of Shipbuilding Contract of Mitsui Engineering & Shipbuilding Co. Ltd. (1)
4.11	Form of Shipbuilding Contract of Nantong COSCO KHI Ship Engineering Co., Ltd. (1)
4.12	Form of Shipbuilding Contract of Jiangsu Yangzijian Shipbuilding Co. Ltd. (1)
4.13	Form of Shipbuilding Contract of Shanghai Jiangnan-Changxing Shipbuilding Co., Ltd. (1)
4.14	Form of Shipbuilding Contract of Sungdong Shipbuilding & Marine Engineering Co., Ltd. (2)
4.15	Form of Shipbuilding Contract of Daehan Shipbuilding Co., Ltd. (2)

4.16	Share Purchase Agreement, dated December 5, 2013, by and among SBI Zumba Shipping Company Limited, Berkeley Shipping Inc., TCV Management and Trust Services Limited and Belgrave Shipping Limited (1)
4.17	Share Purchase Agreement, dated December 5, 2013, by and among SBI Conga Shipping Company Limited, Berkeley Shipping Inc., TCV Management and Trust Services Limited and Cavendish Shipping Limited (1)
4.18	Share Purchase Agreement, dated December 5, 2013, by and among SBI Bolero Shipping Company Limited, Berkeley Shipping Inc., TCV Management and Trust Services Limited and Fitzroy Shipping Limited (1)
4.19	Share Purchase Agreement, dated December 5, 2013, by and among SBI Reggae Shipping Company Limited, Berkeley Shipping Inc., TCV Management and Trust Services Limited and Sloane Shipping Limited (1)
4.20	Share Purchase Agreement, dated December 5, 2013, by and among SBI Sousta Shipping Company Limited, Berkeley Shipping Inc., TCV Management and Trust Services Limited and Bedford Shipping Limited (1)
4.21	Registration Rights Agreement, dated December 11, 2013 (3)
4.22	Registration Rights Agreement, dated November 18, 2014 (4)
4.23	Share Purchase Agreement, dated November 18, 2014 (4)
4.24	$67.5 Million Senior Secured Credit Facility (2)
4.25	$330.0 Million Senior Secured Credit Facility (2)
4.26	$39.6 Million Senior Secured Credit Facility (2)
4.27	$409.0 Million Senior Secured Credit Facility
4.28	$240.3 Million Senior Secured Credit Facility
4.29	$42.0 Million Senior Secured Credit Facility
4.30	$26.0 Million Senior Secured Credit Facility
4.31	$19.8 Million Senior Secured Credit Facility
8.1	List of Subsidiaries
11.1	Code of Ethics (1)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
15.2	Consent of SSY Consultancy Research Ltd.
101. INS	XBRL Instance Document
101. SCH	XBRL Taxonomy Extension Schema
101. CAL	XBRL Taxonomy Extension Schema Calculation Linkbase
101. DEF	XBRL Taxonomy Extension Schema Definition Linkbase
101. LAB	XBRL Taxonomy Extension Schema Label Linkbase
101. PRE	XBRL Taxonomy Extension Schema Presentation Linkbase

(1)	Incorporated by reference to the Company’s Registration Statement on Form F-1, which was declared effective by the Securities and Exchange Commission on December 11, 2013 (File No. 333-192246).

(2)	Incorporated by reference to the Company’s Registration Statement on Form F-1, which was declared effective by the Securities and Exchange Commission on September 15, 2015 (File No. 333-197949).

(3)	Incorporated by reference to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 2, 2014.

(4)	Incorporated by reference to the Company’s Periodic Report on Form 6-K, filed with the Securities and Exchange Commission on November 18, 2014.

(5)	Incorporated by reference to the Company’s Periodic Report on Form 6-K, filed with the Securities and Exchange Commission on September 25, 2014.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated April 2, 2015
Scorpio Bulkers Inc.
(Registrant)

/s/ Emanuele Lauro

Emanuele Lauro
Chief Executive Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F- 2
Consolidated Balance Sheets as of December 31, 2014 and 2013	F- 3
Consolidated Statement of Operations for the year ended December 31, 2014 and for the period from March 20, 2013 (date of inception) to December 31, 2013	F- 4
Consolidated Statements of Changes in Shareholders’ Equity for the year ended December 31, 2014 and for the period from March 20, 2013 (date of inception) to December 31, 2013	F- 5
Consolidated Statements of Cash Flows for the year ended December 31, 2014 and the period March 20, 2013 (date of inception) to December 31, 2013	F- 6
Notes to the Consolidated Financial Statements	F- 7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Scorpio Bulkers Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Scorpio Bulkers Inc. and its subsidiaries at December 31, 2014 and December 31, 2013 and the results of their operations and their cash flows for the year ended December 31, 2014 and for the period from March 20, 2013 (date of inception) to December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which was an integrated audit in 2014).We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICEWATERHOUSECOOPERS AUDIT

Monaco, Principality of Monaco

April 1, 2015

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in Thousands, Except Per Share Data)

	As of December 31,
Assets	2014	2013
Current assets
Cash and cash equivalents	$272,673	$733,896
Due from related parties	42,373	—
Prepaid expenses and other current assets	3,872	61
Assets held for sale	43,781	—
Total current assets	362,699	733,957
Non-current assets
Vessels, net	66,633	—
Vessels under construction	866,844	371,692
Deferred financing cost	3,181	—
Other assets	19,543	35
Due from related parties	5,305	—
Total non-current assets	961,506	371,727
Total assets	$1,324,205	$1,105,684

Liabilities and shareholders’ equity
Current liabilities
Bank loans	$3,300	$—
Accounts payable and accrued expenses	15,811	1,472
Due to related parties	1,231	—
Total current liabilities	20,342	1,472
Non-current liabilities
Bank loans	30,250	—
Senior Notes	73,625	—
Total non-current liabilities	103,875	—
Total liabilities	124,217	1,472
Commitment and contingencies (Note 8)
Shareholders’ equity
Common stock, $0.01 par value per share; authorized 450,000,000 shares; issued and outstanding 180,299,695 and 133,403,931 shares as of December 31, 2014 and December 31, 2013, respectively	1,803	1,334
Paid-in capital	1,321,057	1,109,185
Accumulated deficit	(122,872)	(6,307)
Total shareholders’ equity	1,199,988	1,104,212
Total liabilities and shareholders’ equity	$1,324,205	$1,105,684

See notes to consolidated financial statements.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statements of Operations
(Dollars in Thousands, Except Per Share Data)

	Year ended	Period from March 20, 2013 (date of inception) to
	December 31, 2014	December 31, 2013
Revenue:
Vessel revenue	$3,774	$—
Vessel revenue-related party pools (Note 15)	45,213	—
Total vessel revenue	48,987	—
Operating expenses:
Voyage expenses	3,579	—
Vessel operating costs	1,478	—
Vessel operating costs-related party (Note 15)	122	—
Charterhire expense	73,214	—
Vessel depreciation	686	—
General and administrative expenses	30,937	5,505
General and administrative expenses-related party (Note 15)	972	—
Write down on assets held for sale	55,487	—
Total operating expenses	166,475	5,505
Operating loss	(117,488)	(5,505)
Other income (expense):
Interest income	1,052	341
Foreign exchange gain (loss)	43	(1,135)
Financial expense, net	(172)	(8)
Total other income (loss)	923	(802)
Net loss	$(116,565)	$(6,307)
Weighted-average shares outstanding:
Basic	137,592,861	39,925,160
Diluted	137,592,861	39,925,160
Loss per common share:
Basic	$(0.85)	$(0.16)
Diluted	$(0.85)	$(0.16)

See notes to consolidated financial statements.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
(Dollars in Thousands)

	Number of shares outstanding	Common stock	Paid-in capital	Accumulated deficit	Total
Balance at March 20, 2013 (date of inception)	—	$—	$—	$—	$—
Net loss				(6,307)	(6,307)
Shares issued upon formation	1,500
Net proceeds from common stock offerings:
Norwegian private placements	97,240,411	972	823,307		824,279
Initial public offering	31,300,000	313	282,568		282,881
Issuance of shares of restricted stock	4,862,020	49	(49)		—
Restricted stock amortization			3,359		3,359
Balance as of December 31, 2013	133,403,931	$1,334	$1,109,185	$(6,307)	$1,104,212
Net loss				(116,565)	(116,565)
Net proceeds from common stock offering:
Overallotment of initial public offering	4,695,000	47	42,298		42,345
Private placement	40,000,000	400	145,227		145,627
Common Stock issued to SSH	52,394	1	499		500
Issuance of shares of restricted stock	2,148,370	21	(21)		—
Restricted stock amortization			23,869		23,869
Balance as of December 31, 2014	180,299,695	$1,803	$1,321,057	$(122,872)	$1,199,988
See notes to consolidated financial statements.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Dollars in Thousands)

	Year ended	Period from March 20, 2013 (date of inception) to
	December 31, 2014	December 31, 2013
Operating activities
Net loss	$(116,565)	$(6,307)
Adjustment to reconcile net loss to net cash used by operating activities:
Restricted stock amortization	23,869	3,359
Amortization of deferred financing costs	150	—
Vessel depreciation	686	—
Write down on assets held for sale	55,487	—
Changes in operating assets and liabilities:
Increase in prepaid expenses and other assets	(3,811)	(96)
Increase in accounts payable and accrued expenses	5,014	807
Related party balances	(15,170)	—
Net cash used in operating activities	(50,340)	(2,237)
Investing activities
Security deposit paid on assets held for sale	(31,277)	—
Payments for vessels and vessels under construction	(651,505)	(371,692)
Net cash used by investing activities	(682,782)	(371,692)
Financing activities
Proceeds from issuance of common stock	187,615	1,107,825
Proceeds from bank loans	33,550	—
Proceed from Senior Notes offering	73,625	—
Debt issue cost paid	(22,891)	—
Net cash provided by financing activities	271,899	1,107,825
(Decrease) increase in cash and cash equivalents	(461,223)	733,896
Cash at cash equivalents, beginning of period	733,896	—
Cash and cash equivalents, end of period	$272,673	$733,896
See notes to consolidated financial statements.

SCORPIO BULKERS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013
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
As of the report date, which was December 31, 2014, the Company owns two Kamsarmax vessels and has ordered 71 newbuilding drybulk carriers, which it intends to operate. The Company also has one Kamsarmax vessel contract and six contracts for the construction of LR2 tankers which are classified on the balance sheet as assets held for sale.
Our vessels are commercially managed by Scorpio Commercial Management S.A.M. (“SCM”), which is majority owned by the Lolli-Ghetti family of which, Emanuele Lauro, our Chairman and Chief Executive Officer is a member. SCM’s services include securing employment, in pools, in the spot market and on time charters.

Our vessels are technically managed by Scorpio Ship Management S.A.M. (“SSM”), which is majority owned by the Lolli-Ghetti family. SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services as necessary to operate the vessels such as drydocks and vetting/inspection under a technical management agreement.

We also have an administrative services agreement with Scorpio Services Holding Ltd. (“SSH”), which is majority owned by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include accounting, legal compliance, financial, information technology services, and the provision of administrative staff and office space, which are contracted to SCM. We pay our managers fees for these services and reimburse them for direct or indirect expenses that they incur in providing these services.

Basis of accounting
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany accounts and transactions have been eliminated in consolidation.
Going concern
The Company’s revenue is derived from time charter revenue, voyage revenue and pool revenue. The bulker shipping industry is volatile and has been experiencing a sustained cyclical downturn. If the downturn continues, this could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

The fair market values of the Company’s vessels also experience high volatility. The fair market value of the vessels may increase and decrease depending on a number of factors including, but not limited to, the prevailing level of charter rates and day rates, general economic and market conditions affecting the international shipping industry, types, sizes and ages of vessels, supply and demand for vessels, availability of or developments in other modes of transportation, competition from other shipping companies, cost of newbuildings, governmental or other regulations and technological advances. In addition, as vessels grow older, they generally decline in value. If the fair market value of vessels declines, the Company may not be in compliance with certain provisions of its credit facilities and it may not be able to refinance its debt and obtain additional financing. The prepayment of certain credit facilities may be necessary to cause the Company to maintain compliance with certain covenants in the event that the value of its vessels falls below a certain level. Additionally, if the Company sells one or more of its vessels at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying value on its consolidated financial statements, resulting in a loss on sale or an impairment loss being recognized, ultimately leading to a reduction in earnings. Furthermore, if vessel values fall significantly, this could indicate a decrease in the recoverable amount for the vessel which may result in an impairment adjustment in the carrying value of the vessel.

As described in Note 8, the Company has commitments to pay for its vessels currently under construction that exceed the amount of financing presently secured for these. If the Company is not able to borrow additional funds, raise other capital or utilize

SCORPIO BULKERS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE, PER DAY AND PER VESSEL DATA)

available cash on hand, it may not be able to acquire these newbuilding vessels, which could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, nor to the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

Significant Accounting Policies
Additional information-Development stage company
The Company reported in its December 31, 2013 financial statements that it was a “development stage company”.  In June 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-10, which removes the definition of a development stage entity from the Master Glossary of the Accounting Standards Codification, thereby removing the financial reporting distinctions between development stage entities and other reporting entities from U.S. GAAP.  Therefore, this Update removes retrospectively all incremental financial reporting requirements for development stage entities.

This Update is effective for annual reporting periods beginning after December 15, 2014, and interim periods therein.  Entities are allowed to apply such guidance early for any annual reporting period or interim period for which the entity’s financial statements have not yet been issued.  The Company elected to adopt this guidance during the second quarter ended June 30, 2014.

Accounting estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

In addition to the estimates noted above, significant estimates will include vessel valuations, residual value of vessels, useful life of vessels and the fair value of derivative instruments.

Segment reporting

The Company has three reportable segments, Ultramax vessels, Kamsarmax vessels and Capesize vessels, which are engaged in the ocean transportation of drybulk cargoes worldwide through the ownership and operation of drybulk carrier vessels. See Note 16.

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

SCORPIO BULKERS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013
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

(3)
Pool revenue for each vessel is determined in accordance with the profit sharing terms specified within each pool agreement. In particular, the pool manager aggregates the revenues and expenses of all of the pool participants and distributes the net earnings to participants based on:

•	the pool points (vessel attributes such as cargo carrying capacity, fuel consumption, and construction characteristics are taken into consideration); and

•	the number of days the vessel participated in the pool in the period.
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
Charterhire expense
Charterhire expense is the amount we pay the owner for time chartered-in vessels. The amount is usually for a fixed period of time at charter rates that are generally fixed, but may contain a variable component based on drybulk indices, inflation, interest rates, profit sharing, or current market rates. The vessel’s owner is responsible for crewing and other vessel operating costs. Charterhire expense is recognized ratably over the charterhire period.
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
Additionally, these costs include technical management fees that we pay to SSM (See Note 15). Pursuant to an agreement, or the Master Agreement, SSM provides us with technical services, and we provide them with the ability to subcontract technical management of our vessels with our approval.

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

SCORPIO BULKERS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013
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
Inventories
Inventories, which are included in Prepaid expenses and other current assets, consist of lubricating oils and other items including stock provisions, and are stated at the lower of cost and net realizable value. Cost is determined using the first in first out method. Stores and spares are charged to vessel operating costs when purchased.
Assets held for sale
Assets held for sale include vessels and contracts for the construction of vessels and are classified in accordance ASC 360, Property, Plant, and Equipment. The Company considers such assets to be held for sale when all of the following criteria are met:

•	management commits to a plan to sell the property;

•	it is unlikely that the disposal plan will be significantly modified or discontinued;

•	the property is available for immediate sale in its present condition;

•	actions required to complete the sale of the property have been initiated;

•	sale of the property is probable and we expect the completed sale will occur within one year; and

•	the property is actively being marketed for sale at a price that is reasonable given its current market value.
Upon designation as an asset held for sale, the Company records the carrying value of the asset at the lower of its carrying value or its estimated fair value, less estimated costs to sell, and, if the asset is a vessel, the Company ceases depreciation.
Vessels, net
Vessels, net is stated at historical cost less accumulated depreciation. Included in vessel costs are acquisition costs directly attributable to the acquisition of a vessel and expenditures made to prepare the vessel for its initial voyage. The Company also capitalizes interest costs for a vessel under construction as a cost which is directly attributable to the acquisition cost of a vessel. Vessels are depreciated on a straight-line basis over their estimated useful lives, determined to be 25 years from the date the vessel is ready for its first voyage. Depreciation is based on cost less the estimated residual value which is the lightweight tonnage of each vessel multiplied by scrap value per ton. The scrap value per ton is estimated taking into consideration the historical four years average scrap market rates at the balance sheet date with changes accounted for in the period of change and in future periods. The Company believes that a 25-year depreciable life for its vessels is consistent with that of other ship owners and with its economic useful life. An increase in the useful life of the vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in its residual value would have the effect of increasing the annual depreciation charge. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, or when the cost of complying with such regulations is not expected to be recovered, we will adjust the vessel’s useful life to end at the date such regulations preclude such vessel’s further commercial use. The carrying value of the Company’s vessels does not represent the fair market value of such vessels or the amount it could obtain if it were to sell any of its vessels, which could be more or less. Under U.S. GAAP, the Company would not record a loss if the fair market value of a vessel (excluding its charter) is below our carrying value unless and until it determines to sell that vessel or the vessel is impaired as discussed below under “Impairment of long-lived assets.”
Vessels under construction
Vessels under construction are measured at cost and include costs incurred that are directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. These costs include

SCORPIO BULKERS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE, PER DAY AND PER VESSEL DATA)

installment payments made to the shipyards, capitalized interest, professional fees and other costs deemed directly attributable to the construction of the asset. Vessels under construction are not depreciated.
Deferred drydocking costs
The vessels are required to undergo planned drydocks for replacement of certain components, major repairs and maintenance of other components, which cannot be carried out while the vessels are operating, approximately every 30 months or 60 months depending on the nature of work and external requirements. These drydock costs are capitalized and depreciated on a straight-line basis over the estimated period until the next drydock. When the drydock expenditure is incurred prior to the expiry of the period, the remaining balance is expensed. The Company had no drydocking activity during the year ended December 31, 2014 and for the period from March 20, 2013 (date of inception) to December 31, 2013.
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
Deferred financing costs

Deferred financing costs consist of fees, commissions and legal expenses associated with securing loan facilities and other debt offerings.  These costs are amortized over the life of the related debt and are recorded as financial expense, net.
Other assets
Other assets consists primarily of deferred financing costs relating to the portions of loan facilities that have not yet been drawn down. As the loan facilities are drawn down, the related portion of costs incurred relating to such facilities will be reclassified to Deferred financing costs and amortized over the life of the related debt.
Impairment of long-lived assets held for use
The Company follows ASC Subtopic 360-10, Property, Plant and Equipment (“ASC 360-10”), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets, including vessels and vessels under construction. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value.

Due to continuing poor industry conditions, impairment tests on a vessel by vessel basis were performed as at December 31, 2014. The most significant assumptions made for the determination of expected cash flows are (i) charter rates on expiry of existing charters, which are based on the current fixing applicable to 5-year time charter rates and thereafter, a reversion to the ten years-year historical average for each category of vessel (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry docking frequency, duration and cost, (v) estimated useful life which is assessed as a total of 25 years and (vi) estimated scrap values. In the case of an indication of impairment, the results of a recoverability test would also be sensitive to the discount rate applied.

The assumptions used involve a considerable degree of estimation. Actual conditions may differ significantly from the assumptions and thus actual cash flows may be significantly different to those expected with a material effect on the recoverability of each vessel’s carrying amount.

No impairment charges were recorded on the Company’s long-lived assets held for use as at December 31, 2014 based on the assumptions made, the expected undiscounted future cash flows exceeding the vessels’ carrying amounts.
Fair value of financial instruments
The estimated fair values of our financial instruments such as amounts due to / due from charterers, accounts payable and long-term debt, approximate their individual carrying amounts due to their short-term maturity or the variable-rate nature of the respective borrowings under the credit facilities.

SCORPIO BULKERS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE, PER DAY AND PER VESSEL DATA)

The fair value of any interest rate swaps is the estimated amount we would receive or have to pay in order to terminate these agreements at the reporting date, taking into account current interest rates and the creditworthiness of the counterparty for assets and our creditworthiness for liabilities.
Provisions
Provisions are recognized when we have a present obligation as a result of a past event, and it is probable that we will be required to settle that obligation. Provisions are measured at our best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.
Deferred financing costs, net
Deferred financing costs, included in other assets, consist of fees, commissions and legal expenses associated with obtaining loan facilities and amending existing loan facilities. These costs are amortized over the life of the related debt and are included in interest expense. Amortization was $150 for the year ended December 31, 2014. Accumulated amortization was $150 as of December 31, 2014.
Earnings per share
Basic earnings per share is calculated by dividing the net income (loss) attributable to equity holders of the common shares by the weighted average number of common shares outstanding. Diluted earnings per share are calculated by adjusting the net income (loss) attributable to equity holders of the parent and the weighted average number of common shares used for calculating basic per share for the effects of all potentially dilutive shares. Such dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.
Restricted stock
We follow Accounting Standards Codification (“ASC”) Subtopic 718-10, Compensation-Stock Compensation (“ASC 718-10”), for restricted stock issued under our equity incentive plans. Stock-based compensation costs from restricted stock are classified as a component of additional paid-in capital. The restricted stock awards granted to our employees and directors contain only service conditions and are classified as equity settled. Accordingly, the fair value of our restricted stock awards is calculated by multiplying the share price on the grant date and the number of restricted stock shares granted that are expected to vest. We believe that the share price at the grant date serves as a proxy for the fair value of services to be provided by the employees and directors under the plan.

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
Concentration of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk are amounts due from charterers and from related parties. With respect to balances due from the Scorpio Ultramax Pool and the Scorpio Kamsarmax Pool (see Note 15), the Company, through SCM, limits its credit risk by performing ongoing credit evaluations and, when deemed necessary, requires letters of credit, guarantees or collateral.  The Company earned 71.4% and 20.8% of its revenues from two customers during the year ended December 31, 2014.  Management does not believe significant risk exists in connection with the Company’s concentrations of credit at December 31, 2014.

At December 31, 2014, the Company maintains all of its cash and cash equivalents with five financial institutions.  None of the Company’s cash and cash equivalent balances is covered by insurance in the event of default by these financial institutions.

SCORPIO BULKERS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE, PER DAY AND PER VESSEL DATA)

Interest rate risk

The Company is exposed to the impact of interest rate changes primarily through its variable-rate borrowings which consist of borrowings under its secured credit facilities. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. The Company intends to selectively enter into derivative contracts to hedge its overall exposure to interest rate risk exposure. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses. The derivatives strategies that the Company employs in the future may not be successful or effective, and it could, as a result, incur substantial additional interest costs.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments.

We manage liquidity risk by maintaining adequate reserves and borrowing facilities and by continuously monitoring forecast and actual cash flows.

Current economic conditions make forecasting difficult, and there is the possibility that our actual trading performance during the coming year may be materially different from expectations. Based on internal forecasts and projections that take into account reasonably possible changes in our trading performance, we believe that we have adequate financial resources to continue in operation and meet our financial commitments (including but not limited to newbuilding installments, debt service obligations and charterhire commitments) for a period of at least twelve months from the date of approval of these consolidated financial statements. Accordingly, we continue to adopt the going concern basis in preparing our financial statements.

Currency and exchange rate risk

The international shipping industry’s functional currency is the U.S. Dollar. Virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain operating expenses in currencies other than the U.S. Dollar, and the foreign exchange risk associated with these operating expenses is immaterial.
Recent accounting pronouncements
In May 2014, the FASB issued Accounting Standards Update No. 2014-09, “Revenue from Contracts with Customers”, which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. This Update defines a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. The standard is effective for annual periods beginning after December 15, 2016, and interim periods therein, and shall be applied either retrospectively to each period presented or as a cumulative effect adjustment as of the date of adoption. The Company is evaluating the potential impact of this adoption on its consolidated financial statements.
The following are accounting policies that the Company will adopt going forward when and if it becomes party to derivative financial instruments.
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

SCORPIO BULKERS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE, PER DAY AND PER VESSEL DATA)

2.	Cash Flow Information
For the year ended December 31, 2014, the Company had non-cash investing activities not included in the consolidated statement of cash flows of $7,568 relating to costs associated with vessels and vessels under construction that had not been paid as of December 31, 2014.
For the year ended December 31, 2014, the Company had non-cash financing activities not included in the statement of cash flows of $532 relating to deferred financing costs that had not been paid as of December 31, 2014 and $357 relating to costs of issuing common stock that have not been paid as of December 31, 2014. For the period from March 20, 2013 (date of inception) to December 31, 2013, the Company had non-cash financing activities not included in the statement of cash flows of $665 relating to costs of issuing common stock that have not been paid as of December 31, 2013.
For the year ended December 31, 2014, the Company transferred $67,319 from vessels under construction to vessels at the time of delivery from the shipyard.
For the year ended December 31, 2014, the Company transferred $97,103 from vessels under construction to assets held for sale (see Note 7).
For the year ended December 31, 2014, the Company paid interest of $1,273 and capitalized $1,600 of interest, which is included in consolidated statement of cash flows as investing activities.

3.	Cash and cash equivalents
Included in cash and cash equivalents as of December 31, 2014 is $75,029 of short-term deposits with original maturities of less than three months.

4.	Earnings Per Common Share
The computation of basic earnings per share is based on the weighted-average number of common shares issued and outstanding during the year, excluding unvested shares of restricted stock (see Note 11). The computation of diluted earnings per share assumes the lapsing of restrictions on unvested restricted stock awards, for which the assumed proceeds upon lapsing of restrictions are deemed to be the amount of compensation cost attributable to future services and not yet recognized using the treasury stock method, to the extent dilutive.

The components of the denominator for the calculation of basic earnings per share and diluted earnings per share are as follows:

	For the year ended	Period from March 20, 2013 (date of inception) to
	December 31, 2014	December 31, 2013
Common shares outstanding basic:
Weighted average common shares outstanding basic	137,592,861	39,925,160
Common shares outstanding, diluted:
Weighted average common shares outstanding basic	137,592,861	39,925,160
Restricted stock awards	—	—
Weighted average common shares outstanding, diluted	137,592,861	39,925,160

Due to the net loss realized for the year ended December 31, 2014, potentially dilutive restricted stock awards totaling 865,758 shares were determined to be anti-dilutive; accordingly, they are not taken into account for the calculation of earnings per share. Due to the net loss realized for the period from March 20, 2013 (date of inception) to December 31, 2013, potentially dilutive restricted stock awards totaling 373,046 shares were determined to be anti-dilutive; accordingly, they are not taken into account for the calculation of earnings per share.

5.	Vessels
The Company took delivery of the SBI Cakewalk on August 26, 2014 and SBI Charleston on September 26, 2014. These vessels have an aggregate carrying value of $66,633 which is net of accumulated depreciation of $686 as of December 31, 2014.

Owned vessels

Vessel Name	Year Built	DWT	Vessel Type
SBI Cakewalk	2014	82,000	Kamsarmax
SBI Charleston	2014	82,000	Kamsarmax
Total DWT		164,000

6.	Vessels under construction
Vessels under construction was $866,844 as of December 31, 2014. Substantially all of this amount relates to installments paid to shipyards on 71 of our newbuilding contracts.

A rollforward of activity within vessels under construction is as follows:

Balance, March 20, 2013 (date of inception)	$—
Installment payments and other capitalized expenses	371,692
Balance, December 31, 2013	371,692
Installment payments and other	657,974
Capitalized interest	1,600
Transferred to vessels	(67,319)
Transferred to assets held for sale	(97,103)
Balance December 31, 2014	$866,844
As of December 31, 2014, we had contracts, excluding those classified as assets held for sale (see Note 7), to acquire 71 newbuilding drybulk carriers, including 29 Ultramax vessels with carrying capacities between 60,200 and 64,000 dwt, 20 Kamsarmax vessels with carrying capacities between 81,600 and 84,000 dwt and 22 Capesize vessels with carrying capacities of 180,000 dwt. The aggregate purchase price of these 71 newbuildings is approximately $2,662,876 of which we have paid $848,526 through December 31, 2014.

SCORPIO BULKERS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE, PER DAY AND PER VESSEL DATA)

A summary of our vessels under construction is as follows:

Capesize Vessels
	Vessel Name	Expected Delivery (1)	DWT	Shipyard
1	Hull H1309 - TBN SBI Puro	Q1-15	180,000	Shanghai Waigaoqiao Shipbuilding Co., Ltd.
2	Hull H1310 - TBN SBI Valrico	Q3-15	180,000	Shanghai Waigaoqiao Shipbuilding Co., Ltd.
3	Hull H1311 - TBN SBI Maduro	Q4-15	180,000	Shanghai Waigaoqiao Shipbuilding Co., Ltd.
4	Hull H1364 - TBN SBI Belicoso	Q3-15	180,000	Shanghai Waigaoqiao Shipbuilding Co., Ltd.
5	Hull H1365 - TBN SBI Corona	Q1-16	180,000	Shanghai Waigaoqiao Shipbuilding Co., Ltd.
6	Hull H1366 - TBN SBI Diadema	Q1-16	180,000	Shanghai Waigaoqiao Shipbuilding Co., Ltd.
7	Hull H1367 - TBN SBI Estupendo	Q2-16	180,000	Shanghai Waigaoqiao Shipbuilding Co., Ltd.
8	Hull S1205 - TBN SBI Camacho	Q2-15	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
9	Hull S1206 - TBN SBI Montesino	Q2-15	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
10	Hull S1211 - TBN SBI Magnum	Q2-15	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
11	Hull S1212 - TBN SBI Montecristo	Q3-15	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
12	Hull S1213 - TBN SBI Aroma	Q3-15	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
13	Hull S1214 - TBN SBI Cohiba	Q4-15	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
14	Hull S1215 - TBN SBI Habano	Q1-16	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
15	Hull S1216 - TBN SBI Lonsdale *	Q4-15	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
16	Hull S1217 - TBN SBI Partagas *	Q1-16	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
17	Hull S1219 - TBN SBI Toro *	Q2-16	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
18	Hull H1059 - TBN SBI Churchill	Q4-15	180,000	Daewoo Mangalia Heavy Industries S.A.
19	Hull H1060 - TBN SBI Perfecto	Q1-16	180,000	Daewoo Mangalia Heavy Industries S.A.
20	Hull H1061 - TBN SBI Presidente	Q2-16	180,000	Daewoo Mangalia Heavy Industries S.A.
21	Hull HN1058 - TBN SBI Behike	Q4-15	180,000	Daehan Shipbuilding Co., Ltd.
22	Hull HN1059 - TBN SBI Monterrey	Q4-15	180,000	Daehan Shipbuilding Co., Ltd.
	Capesize NB DWT		3,960,000

* Subsequently converted to LR1 product tanker contracts. See Note18.

SCORPIO BULKERS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE, PER DAY AND PER VESSEL DATA)

Kamsarmax Vessels
	Vessel Name	Expected Delivery (1)	DWT	Shipyard
1	Hull S1680 - TBN SBI Samba	Q1-15	84,000	Imabari Shipbuilding Co., Ltd.
2	Hull S1681 - TBN SBI Rumba	Q3-15	84,000	Imabari Shipbuilding Co., Ltd.
3	Hull 1090 - TBN SBI Electra	Q3-15	82,000	Jiangsu Yangzijiang Shipbuilding Co., Ltd.
4	Hull 1091 - TBN SBI Flamenco	Q3-15	82,000	Jiangsu Yangzijiang Shipbuilding Co., Ltd.
5	Hull 1092 - TBN SBI Rock	Q4-15	82,000	Jiangsu Yangzijiang Shipbuilding Co., Ltd.
6	Hull 1093 - TBN SBI Twist	Q1-16	82,000	Jiangsu Yangzijiang Shipbuilding Co., Ltd.
7	Hull SS179 - TBN SBI Merengue	Q1-16	81,600	Tsuneishi Group (Zhoushan) Shipbuilding Inc.
8	Hull S1228 - TBN SBI Capoeira	Q2-15	82,000	Hudong-Zhonghua (Group) Co., Ltd.
9	Hull S1722A - TBN SBI Conga	Q2-15	82,000	Hudong-Zhonghua (Group) Co., Ltd.
10	Hull S1723A - TBN SBI Bolero	Q3-15	82,000	Hudong-Zhonghua (Group) Co., Ltd.
11	Hull S1229 - TBN SBI Carioca	Q3-15	82,000	Hudong-Zhonghua (Group) Co., Ltd.
12	Hull S1724A - TBN SBI Sousta	Q3-15	82,000	Hudong-Zhonghua (Group) Co., Ltd.
13	Hull S1725A - TBN SBI Reggae	Q4-15	82,000	Hudong-Zhonghua (Group) Co., Ltd.
14	Hull S1726A - TBN SBI Zumba	Q1-16	82,000	Hudong-Zhonghua (Group) Co., Ltd.
15	Hull S1231 - TBN SBI Macarena	Q1-16	82,000	Hudong-Zhonghua (Group) Co., Ltd.
16	Hull S1735A - TBN SBI Parapara	Q2-16	82,000	Hudong-Zhonghua (Group) Co., Ltd.
17	Hull S1736A - TBN SBI Mazurka	Q2-16	82,000	Hudong-Zhonghua (Group) Co., Ltd.
18	Hull S1230 - TBN SBI Lambada	Q3-15	82,000	Hudong-Zhonghua (Group) Co., Ltd.
19	Hull S1232 - TBN SBI Swing	Q2-16	82,000	Hudong-Zhonghua (Group) Co., Ltd.
20	Hull S1233 - TBN SBI Jive	Q3-16	82,000	Hudong-Zhonghua (Group) Co., Ltd.
	Kamsarmax NB DWT		1,643,600

SCORPIO BULKERS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE, PER DAY AND PER VESSEL DATA)

Ultramax Vessels
	Vessel Name	Expected Delivery (1)	DWT	Shipyard
1	Hull 1907 - TBN SBI Hera	Q2-16	60,200	Mitsui Engineering & Shipbuilding Co., Ltd.
2	Hull 1906 - TBN SBI Zeus	Q2-16	60,200	Mitsui Engineering & Shipbuilding Co., Ltd.
3	Hull 1911 - TBN SBI Poseidon	Q2-16	60,200	Mitsui Engineering & Shipbuilding Co., Ltd.
4	Hull 1912 - TBN SBI Apollo	Q2-16	60,200	Mitsui Engineering & Shipbuilding Co., Ltd.
5	Hull S870 - TBN SBI Echo	Q3-15	61,000	Imabari Shipbuilding Co., Ltd.
6	Hull S871 - TBN SBI Tango	Q3-15	61,000	Imabari Shipbuilding Co., Ltd.
7	Hull S-A098 - TBN SBI Achilles	Q4-15	61,000	Imabari Shipbuilding Co., Ltd.
8	Hull S-A089 - TBN SBI Cronos	Q4-15	61,000	Imabari Shipbuilding Co., Ltd.
9	Hull S-A090 - TBN SBI Hermes	Q1-16	61,000	Imabari Shipbuilding Co., Ltd.
10	Hull NE180 - TBN SBI Bravo	Q1-15	61,000	Nantong COSCO KHI Ship Engineering Co. Ltd.
11	Hull NE181 - TBN SBI Antares	Q1-15	61,000	Nantong COSCO KHI Ship Engineering Co. Ltd.
12	Hull NE182 - TBN SBI Maia	Q3-15	61,000	Nantong COSCO KHI Ship Engineering Co. Ltd.
13	Hull NE183 - TBN SBI Hydra	Q3-15	61,000	Nantong COSCO KHI Ship Engineering Co. Ltd.
14	Hull NE194 - TBN SBI Hyperion	Q2-16	61,000	Nantong COSCO KHI Ship Engineering Co. Ltd.
15	Hull NE195 - TBN SBI Tethys	Q2-16	61,000	Nantong COSCO KHI Ship Engineering Co. Ltd.
16	Hull DE018 - TBN SBI Leo	Q1-15	61,000	Dalian COSCO KHI Ship Engineering Co. Ltd.
17	Hull DE019 - TBN SBI Lyra	Q2-15	61,000	Dalian COSCO KHI Ship Engineering Co. Ltd.
18	Hull DE020 - TBN SBI Subaru	Q2-15	61,000	Dalian COSCO KHI Ship Engineering Co. Ltd.
19	Hull DE021 - TBN SBI Ursa	Q3-15	61,000	Dalian COSCO KHI Ship Engineering Co. Ltd.
20	Hull CX0610 - TBN SBI Athena	Q1-15	64,000	Chengxi Shipyard Co. Ltd.
21	Hull CX0651 - TBN SBI Pegasus	Q3-15	64,000	Chengxi Shipyard Co. Ltd.
22	Hull CX0652 - TBN SBI Orion	Q4-15	64,000	Chengxi Shipyard Co. Ltd.
23	Hull CX0612 - TBN SBI Thalia	Q4-15	64,000	Chengxi Shipyard Co. Ltd.
24	Hull CX0653 - TBN SBI Hercules	Q4-15	64,000	Chengxi Shipyard Co. Ltd.
25	Hull CX0627 - TBN SBI Perseus	Q1-16	64,000	Chengxi Shipyard Co. Ltd.
26	Hull CX0654 - TBN SBI Kratos	Q1-16	64,000	Chengxi Shipyard Co. Ltd.
27	Hull CX0655 - TBN SBI Samson	Q2-16	64,000	Chengxi Shipyard Co. Ltd.
28	Hull CX0613 - TBN SBI Phoebe	Q3-16	64,000	Chengxi Shipyard Co. Ltd.
29	Hull CX0656 - TBN SBI Phoenix	Q3-16	64,000	Chengxi Shipyard Co. Ltd.
	Ultramax NB DWT		1,795,800
	Total Newbuild DWT		7,399,400

(1)	Expected delivery date relates to quarter during which each vessel is currently expected to be delivered from the shipyard.

SCORPIO BULKERS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE, PER DAY AND PER VESSEL DATA)

7.	Assets Held for Sale
In December 2014, the Company (i) reached agreements with shipyards in South Korea and Romania to modify six newbuilding contracts for Capesize bulk carriers into newbuilding contracts for LR2 product tankers, (ii) reached an agreement to sell four of these LR2 newbuilding contracts to Scorpio Tankers Inc., a related party, and (iii) granted options to Scorpio Tankers Inc. to purchase the two remaining LR2 newbuilding contracts.

The sale price for each of the four LR2 newbuilding contracts is $51,000. The two option contracts, which expire on May 31, 2015, may be exercised by Scorpio Tankers Inc. for a fixed purchase price of $52,500 for each contract.

Also in December 31, 2014, the Company entered into an agreement to sell one Kamsarmax newbuilding drybulk vessel for approximately $30,650. The vessel is currently being constructed at Tsuneishi Group (Zhoushan) Shipbuilding Inc., and has an expected delivery date in the third quarter of 2015.
The Company has classified these contracts for seven vessels as assets held for sale as of December 31, 2014.   Assets held for sale was $43,781 as of December 31, 2014 and represents the proceeds expected to be realized from the sale of these contracts. The Company recorded a write down on assets held for sale aggregating $55,487 which includes (i) the amount by which balances in vessels under construction for these contracts exceeded the selling prices of the contracts net of remaining installments yet to be made under the contracts, including modifications to contract prices of the six LR2 product tanker contracts, (ii) costs expected to be incurred to suppliers relating to the cancellation of orders for the purchase of components that would have been used in the construction of the Capesize vessels prior to their modification, and (iii) the write off of a portion of deferred financing costs associated with a reduction in negotiated loan facilities that would have been collateralized by certain of the modified Capesize vessels.
A summary of assets held for sale is as follows:

	Vessel Name	Expected Delivery (1)	DWT	Shipyard
1	Hull S3120 - TBN SBI Parejo	Q3-16	115,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
2	Hull S3121 - TBN SBI Tuscamina	Q3-16	115,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
3	Hull H5023 - TBN SBI Panatela	Q4-16	112,000	Daewoo Mangalia Heavy Industries S.A.
4	Hull H5024 - TBN SBI Robusto	Q1-17	112,000	Daewoo Mangalia Heavy Industries S.A.
5	Hull H.5003 - TBN SBI Macanudo	Q1-16	115,000	Daehan Shipbuilding Co., Ltd.
6	Hull H.5004 - TBN SBI Cuaba	Q2-16	115,000	Daehan Shipbuilding Co., Ltd.
	Total LR2 HFS NB DWT		684,000
	Kamsarmax Held for Sale
1	Hull SS164 - TBN SBI Salsa	Q3-15	81,600	Tsuneishi Group (Zhoushan) Shipbuilding Inc.
	Total Kamsarmax NB DWT		81,600
	Total HFS DWT		765,600

(1)	Expected delivery date relates to quarter during which each vessel is currently expected to be delivered from the shipyard.

8.	Commitment and Contingencies
As of December 31, 2014, the Company’s estimated commitments through the expected delivery dates of the 71 vessels under construction aggregate approximately $1,814,350, which will be payable as follows:

2015	$1,181,099
2016	633,251
$1,814,350

SCORPIO BULKERS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE, PER DAY AND PER VESSEL DATA)

As of December 31, 2014, the Company’s estimated commitments for the seven vessels under construction classified as assets held for sale through the expected delivery dates aggregate approximately $295,305, which will be payable as follows:

2015	$92,906
2016	175,013
2017	27,386
$295,305
As of December 31, 2014, we had a cash balance of $272,673 to fund these future newbuilding commitments; however, a significant portion of our remaining commitments are currently unfunded. If we are not able to borrow additional funds, raise other capital or utilize available cash on hand, we may not be able to acquire these newbuilding vessels, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
During the year ended December 31, 2014, the Company incurred charterhire expense of $73,214. As of December 31, 2014, the Company had time chartered-in 20 drybulk vessels. The future estimated minimum charterhire payments for the 19 vessels on fixed dollar amount time charters, excluding the vessel time chartered-in at a rate based on an index and excluding optional periods, are as follows:

2015	$54,951
2016	31,513
2017	9,978
2018	378
$96,820

Time chartered-in vessels
The Company has agreed to time charter-in 20 drybulk vessels. The terms of the time charter-in contracts are summarized as follows:

Vessel Type	Year Built	DWT	Where Built	Daily Base Rate	Earliest Expiry
Post-Panamax	2012	98,700	China	$13,000	15-Oct-16 (1)
Post-Panamax	2009	93,000	China	See Note (2)	09-May-15 (2)
Post-Panamax	2011	93,000	China	$9,500	11-Aug-15 (3)
Kamsarmax	2014	82,500	South Korea	$12,000	23-Jul-15 (4)
Kamsarmax	2009	82,500	Japan	$14,500	28-Jan-15 (5)
Kamsarmax	2012	82,000	South Korea	$15,500	23-Jul-17 (6)
Kamsarmax	2011	81,900	South Korea	$12,750	04-Mar-15 (7)
Kamsarmax	2011	81,500	South Korea	$15,000	15-Jan-16 (8)
Kamsarmax	2012	81,000	South Korea	$15,000	06-Mar-15 (9)
Kamsarmax	2012	79,500	China	$14,000	07-Feb-15 (10)
Panamax	2004	77,500	China	$14,000	03-Jan-17 (11)
Panamax	2014	77,000	Japan	$16,000	10-Jan-15 (12)
Panamax	2014	76,000	China	See Note (13)	19-Jun-15 (13)
Panamax	2007	75,500	South Korea	$13,750	17-Feb-15 (14)
Ultramax	2010	61,000	Japan	$14,200	01-Apr-17 (15)
Supramax	2010	58,000	China	$14,250	12-Dec-15 (16)
Supramax	2011	58,000	China	$13,750	13-Jan-15 (17)
Supramax	2008	58,000	China	$12,250	13-Jun-16 (18)
Supramax	2015	55,000	Japan	$14,000	27-Jan-18 (19)
Handymax	2002	48,500	Japan	$12,000	31-Jan-17 (20)
Aggregate TC DWT		1,500,100

SCORPIO BULKERS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE, PER DAY AND PER VESSEL DATA)

(1)
This vessel has been time chartered-in for 21 to 25 months, with such term to be determined at the Company’s option at $13,000 per day. The Company has the option to extend this time charter for one year at $14,000 per day. The vessel was delivered February 22, 2015.

(2)
This vessel has been time chartered-in for ten to 14 months at the Company's option at a rate of 90% of the Baltic Panamax 4TC Index. The Company has the option to extend this time charter for an additional ten to 14 months at the same rate of hire. The vessel was delivered on July 9, 2014.

(3)
This vessel has been time chartered-in for 11 to 13 months, with such term to be determined at the Company’s option at $9,500 per day. The Company has the option to extend this time charter for one year at $11,500 per day. The vessel was delivered on September 11, 2014.

(4)
This vessel has been time chartered-in for 11 to 14 months, with such term to be determined at the Company’s option at $12,000 per day. The Company has the option to extend this time charter for one year. The vessel was delivered on August 22, 2014.

(5)
This vessel has been time chartered-in for 11 to 13 months, with such term to be determined at the Company’s option at $14,500 per day. The Company has the option to extend this time charter for one year at $15,500 per day. The vessel was delivered on March 8, 2014 and was returned to its owner on January 28, 2015.

(6)
This vessel has been time chartered-in for 39 to 44 months, with such term to be determined at the Company’s option at $15,500 per day. The Company has the option to extend this time charter for one year at $16,300 per day. The vessel was delivered on April 23, 2014.

(7)
This vessel has been time chartered-in for 11 to 13 months, with such term to be determined at the Company’s option at $12,750 per day. The Company has the option to extend this time charter for one year at $13,750 per day. The vessel was delivered on May 3, 2014 and was returned to its owner on March 4, 2015.

(8)
This vessel has been time chartered-in for 23 to 28 months, with such term to be determined at the Company’s option at $15,000 per day. The Company has the option to extend the charter for an additional 11 to 13 months at $16,000 per day. The vessel was delivered on February 15, 2014.

(9)
This vessel has been time chartered-in for 12 to 14 months, with such term to be determined at the Company’s option at $15,000 per day. The vessel was delivered on February 10, 2014 and was returned to its owner on March 6, 2015.

(10)
This vessel has been time chartered-in for 11 to 14 months, with such term to be determined at the Company’s option at $14,000 per day. The Company has the option to extend the charter for an additional 11 to 14 months at $14,750 per day. The vessel was delivered on February 23, 2014 and was returned to its owner on February 7, 2015.

(11)	This vessel has been time chartered-in for 32 to 38 months, at the Company’s option at $14,000 per day. The vessel was delivered on May 3, 2014.

(12)
This vessel has been time chartered-in for 12 to 13 months, with such term to be determined at the Company’s option at $16,000 per day. The vessel was delivered on March 4, 2014 and was returned to its owner on January 10, 2015, for which the Company incurred a fee of $375 for the early redelivery of this vessel.

(13)
This vessel has been time chartered-in for ten to 13 months, with at the Company’s option at $5,000 per day for the first 40 days and $10,000 per day thereafter. The Company has the option to extend the charter for an additional year. The vessel was delivered on August 10, 2014.

(14)
This vessel has been time chartered-in for 11 to 13 months, with such term to be determined at the Company’s option at $13,750 per day. The Company has the option to extend the charter for an additional year at $14,750 per day. This vessel was delivered on March 14, 2014 and was returned to its owner on February 17, 2015.

(15)
This vessel has been time chartered-in for three years at $14,200 per day. The Company has options to extend the charter for up to three consecutive one year periods at $15,200 per day, $16,200 per day and $17,200 per day, respectively. The vessel was delivered on April 13, 2014.

(16)
This vessel has been time chartered-in for 20 to 24 months, with such term to be determined at the Company’s option at $14,250 per day. The Company has the option to extend the charter for an additional ten to 12 months at $14,850 per day. The vessel was delivered on April 12, 2014.

(17)
This vessel has been time chartered-in for ten to 13 months, with such term to be determined at the Company’s option at $13,750 per day. The vessel was delivered on March 18, 2014 and was returned to its owner on January 13, 2015.

SCORPIO BULKERS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE, PER DAY AND PER VESSEL DATA)

(18)
This vessel has been time chartered-in for 21 to 25 months, with such term to be determined at the Company’s option at $12,250 per day. The Company has the option to extend this time charter for one year at $13,000 per day. The vessel was delivered on September 13, 2014.

(19)
This vessel has been time chartered-in for three years at $14,000 per day. The Company has options to extend the charter for up to two consecutive one year periods at $15,000 per day and $16,000 per day, respectively. The vessel was delivered January 27, 2015.

(20)
This vessel has been time chartered-in for 34 to 37 months, with such term to be determined at the Company’s option at $12,000 per day. The Company has options to extend the charter for up to three consecutive one year periods at $12,750 per day, $13,600 per day and $14,800 per day, respectively. The vessel was delivered on March 31, 2014.

The following table sets forth the Company’s total contractual obligations at December 31, 2014 that are not shown elsewhere in the notes to consolidated financial statements:

	Year ending December 31,
	2015	2016	2017	2018	2019	Thereafter	Total
Interest payments (1)	$6,548	$6,444	$6,351	$6,278	$4,254	$—	$29,875
Commitment fees (2)	7,612	1,330	—	—	—	—	8,942
Commercial management fee (3)	219	219	—	—	—	—	438
Technical management fee (4)	400	400	—	—	—	—	800
	$14,779	$8,393	$6,351	$6,278	$4,254	—	$40,055

(1)
Represents the interest payments on outstanding balances of Senior Notes at 7.5% per annum and bank loans, for which the LIBOR rate in effect as of December 31, 2014 of 0.2356% plus a margin of 2.925%.

(2)
Represents the commitment fees we will pay under our three credit facilities at December 31, 2014 on which we are incurring commitment fees (as defined in Note 12, the $67.5 Million Senior Secured Credit Facility, the $330.0 Million Senior Secured Credit Facility and the $409.0 Million Senior Secured Credit Facility). Such fees are calculated on the undrawn portion of these credit facilities and assume that the committed amount of each vessel will be drawn when the vessel collateralizing the credit facility is delivered from the shipyards.

(3)	Represents the commercial management fee we pay to SCM of $300 per day for each vessel that we own based on the two vessels we owned as of December 31, 2014.

(4)	Represents the annual technical management fee we pay to SSM of $200,000 per vessel that we own based on the two vessels we owned as of December 31, 2014.

9.	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

	December 31,
	2014	2013
Accounts payable	7,934	591
Accrued operating	6,111	41
Accrued administrative	1,766	840
	15,811	1,472

Accrued operating relates to obligations arising from operation of the Company’s owned and chartered-in vessels and construction of the Company’s fleet, such as operating costs and installments on Vessels under construction. Accrued administrative relates to obligations that are corporate or financing in nature, such as payroll, professional fees, interest and commitment fees.

SCORPIO BULKERS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE, PER DAY AND PER VESSEL DATA)

10.	Common Shares
On March 20, 2013, the Company issued 1,500 common shares in connection with its formation.
Between July 1, 2013 and July 16, 2013, the Company issued and sold 31,250,000 common shares, par value $0.01 per share, for net proceeds of $242,800.
On September 24, 2013, the Company issued and sold an additional 33,400,000 common shares for net proceeds of $290,490, as denominated in Norwegian kroner (NOK) as of that date, in Norwegian private placement transactions exempt from registration under the Securities Act. As of September 24, 2013, the Company recorded a receivable from shareholders of $289,956, denominated in NOK, which was not paid until October 2013 when the Company received $288,822 in full settlement of that receivable. The $1,134 difference between the amount initially recorded as a shareholder receivable and the amount subsequently collected was attributable to a change in exchange rate and recorded as foreign exchange loss on the Company’s consolidated statement of operations.
In November 2013, the Company received $291,000 of proceeds from the sale of 32,590,411 common shares that had been consummated in October 2013 in a Norwegian private transaction exempt from registration under the Securities Act.
On December 17, 2013, the Company received $284,018 of proceeds from the sale of 31,300,000 common shares in its initial public offering.

In January 2014, the underwriters in the Company’s initial public offering, which closed on December 17, 2013, exercised in full their option to purchase an additional 4,695,000 common shares at the public offering price of $9.75 per share. The sale of these common shares resulted in net proceeds to the Company of approximately $42,360, after deducting underwriters’ discounts and commissions.

During the third quarter of 2014, the Company issued a total of 52,394 shares to Scorpio Services Holding Limited, or SSH, pursuant to the Administrative Services Agreement relating to two Kamsarmax Vessels delivered under our Newbuilding program (See Note 15). The aggregate value of these shares was $500.

On November 20, 2014 the Company issued 40,000,000 Common shares through a Securities Purchase Agreement with certain institutional investors for the private placement of shares of its common stock, par value $0.01 per share for $150,000. Of this share issuance, SSH acquired 4,000,000 shares for $15,000.
As of December 31, 2014 we have:

•	180,299,695 common shares outstanding, the $0.01 par value of which is recorded as common stock of $1,803.

•
Paid-in capital of $1,321,057 which substantially represents the excess of net proceeds from common stock issuances over the par value as well as the amount of cumulative restricted stock amortization.

11.	Equity Incentive Plan
Our board of directors has adopted an equity incentive plan, which we refer to as the Equity Incentive Plan, under which directors, officers and employees of us and our subsidiaries, as well as employees of affiliated companies are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common shares. As of December 31, 2014 we reserved a total of 7,012,391 common shares, for issuance under the Equity Incentive Plan, subject to adjustment for changes in capitalization as provided in the Equity Incentive Plan. Our Equity Incentive Plan is administered by our Compensation Committee.

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

SCORPIO BULKERS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013
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
On February 21, 2014, we granted 2,080,370 restricted shares to officers, members of the board of directors, employees of the Company and certain employees of the Scorpio Group (see Note 15). Of these restricted shares, 1,990,370 restricted shares vest in three equal installments on February 21, 2016, February 21, 2017 and February 21, 2018 and 90,000 restricted shares vest in three equal installments on February 21, 2015, February 21, 2016 and February 21, 2017. The fair value of these awards was $19,410, which will be amortized as stock-based compensation expense, a component of general and administrative expense, over the vesting periods of each grant.
On May 20, 2014, we granted 68,000 restricted shares to certain employees of the Scorpio Group. These restricted shares vest in three equal installments on February 21, 2016, February 21, 2017 and February 21, 2018. The fair value of these awards was $590, which will be amortized as stock-based compensation expense, a component of general and administrative expense, over the vesting periods of each grant.

SCORPIO BULKERS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE, PER DAY AND PER VESSEL DATA)

A summary of activity for restricted stock awards during the year ended December 31, 2014 and for the period from March 20, 2013 (date of inception) to December 31, 2013 is a follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding and nonvested, March 20, 2013	—	$—
Granted	4,862,020	9.66
Vested	—	—
Forfeited	—	—
Outstanding and nonvested, December 31, 2013	4,862,020	9.66
Granted	2,148,370	9.31
Vested	(30,000)	9.59
Forfeited	—	—
Outstanding and nonvested, December 31, 2014	6,980,390	$9.56
The following table summarizes the amortization, which will be included in general and administrative expenses, of all of the Company’s restricted stock grants as of December 31, 2014:

Restricted Stock Grant Date:
	2015	2016	2017	2018	Total
September 30, 2013	$8,456	$4,330	$1,506	$—	$14,292
November 6, 2013	4,463	2,367	940	—	7,770
December 18, 2013	2,335	1,221	474	—	4,030
February 21, 2014	6,976	4,172	1,854	220	13,222
May 20, 2014	235	140	62	7	444
Total by year	$22,465	$12,230	$4,836	$227	$39,758
For the year ended December 31, 2014 and for the period from March 20, 2013 (date of inception) to December 31, 2013 we incurred $23,869 and $3,359, respectively, of compensation cost relating to the amortization of restricted stock awards.
As of December 31, 2014, unrecognized compensation cost of $39,758 relating to nonvested stock will be recognized over the weighted average period of 1.1 years.

12.	Debt
The Company’s long-term debt consists of Senior Notes and bank loans, summarized as follows:

	December 31, 2014	December 31, 2013

Senior Notes	$73,625	$—

Bank Loans:
$39.6 Million Credit Facility	$33,550	$—
Less: Current portion	(3,300)	—
	$30,250	$—

SCORPIO BULKERS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE, PER DAY AND PER VESSEL DATA)

The future principal repayments under the Company’s long-term debt over the next five years is as follows:

	Year ending December 31,
	2015	2016	2017	2018	2019	Total
Senior Notes	—	—	—	—	73,625	73,625
$39.6 Million Credit Facility	3,300	3,300	2,260	2,260	22,430	33,550
Total	3,300	3,300	2,260	2,260	96,055	107,175
Unsecured Senior Notes
On September 22, 2014, the Company issued $65,000 in aggregate principal amount of 7.5% Senior Notes due September 2019 (the “Senior Notes”) and on October 16, 2014 the Company issued an additional $8,625 aggregate principal amount of Senior Notes when the underwriters partially exercised their option to purchase additional Senior Notes on the same terms and conditions.
All terms mentioned are defined in the indenture.
The Senior Notes will mature on September 15, 2019 and bear interest at a rate of 7.5% per year, payable quarterly on each March 15, June 15, September 15 and December 15, commencing on December 15, 2014. The Senior Notes are redeemable at the Company’s option in whole or in part, at any time on or after September 15, 2016 at a redemption price equal to 100% of the principal amount to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date.
The Senior Notes are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured and unsubordinated debt and are effectively subordinated to our existing and future secured debt, to the extent of the value of the assets securing such debt, and will be structurally subordinated to all existing and future debt and other liabilities of our subsidiaries. No sinking fund is provided for the Senior Notes. The Senior Notes were issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof and are listed on the New York Stock Exchange under the symbol “SLTB.”The Senior Notes require us to comply with certain covenants, including financial covenants; restrictions on consolidations, mergers or sales of assets and prohibitions on paying dividends or returning capital to equity holders if a covenant breach or an event of default has occurred or would occur as a result of such payment. If the Company undergoes a change of control, holders may require us to repurchase for cash all or any portion of their notes at a change of control repurchase price equal to 101% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the change of control purchase date.
The financial covenants include:

•	Net borrowings shall not equal or exceed 70% of total assets.

•	Net worth shall always exceed $500,000.
The outstanding balance at December 31, 2014 was $73,625, which is classified as long-term, and we were in compliance with the financial covenants relating to the Senior Notes as of that date.
Secured Credit Facilities
As of December 31, 2014, the Company has four credit agreements in place, which are collateralized by certain of the Company’s vessels.
On June 27, 2014, the Company signed a $39,600 loan agreement (the “$39.6 Million Facility”) which will be used to finance a portion of the market value of two Kamsarmax vessels which have been delivered to the Company as of December 31, 2014. The Company was permitted to draw down in two tranches of $19,800, one for each vessel, against which the Company drew down an aggregate of $33,550 in November 2014. The remaining $6,050 is no longer available to be drawn down upon. This facility, which is secured by those two Kamsarmax vessels with an aggregate carrying value of $66,633 as of December 31, 2014, bears interest at LIBOR plus a margin of 2.925% per annum, bore a commitment fee of 1.17% per annum through November 2014 on the undrawn portion of the facility, and matures on June 27, 2019. Quarterly principal repayments for each tranche are $413 for the first eight installments and $283 thereafter with the balance due at maturity. Principal installments under the $39.6 Million Facility in 2015, 2016, 2017, 2018 and 2019 are $3,300, $3,300, $2,260, $2,260 and $22,430, respectively.
On July 29, 2014, the Company signed a $330,000 loan agreement which will be used to finance a portion of the contract price of 16 Ultramax and six Kamsarmax vessels currently under construction for delivery in 2015 and 2016. This facility, which is

SCORPIO BULKERS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE, PER DAY AND PER VESSEL DATA)

secured by those vessels, bears interest at LIBOR plus a margin of 2.925% per annum, bears a commitment fee of 1.17% per annum on the undrawn portion of the facility, and matures on July 29, 2021.
The Company may draw down in 22 tranches of up to $15,000, one for each vessel. For each tranche, repayment is to be made in quarterly installments with the balance due on the maturity date. For each tranche, repayment is to be made in quarterly installments of $313, with the balance due on the maturity date.
On July 30, 2014, the Company signed a loan agreement for up to $67,500 (the “$67.5 Million Facility”) which will be used to finance a portion of the contract price of two Ultramax and two Kamsarmax vessels currently under construction for delivery in 2015 and 2016. This facility, which is secured by those vessels, bears interest at LIBOR plus a margin of 2.95% per annum, bears a commitment fee of 1.25% per annum on the undrawn portion of the facility, and each tranche matures on earlier of seven years from its drawdown or December 31, 2023.
Under the $67.5 Million Facility, the Company may draw down tranches of up to $16,350 for each of the two Ultramax vessels and up to $17,400 for each of the two Kamsarmax vessels. For each tranche, repayment is to be made in quarterly installments with the balance due on the maturity date. For the Ultramax tranches, installments are made in 28 quarterly payments of $292 with a balloon installment of $8,174 due with the 28th installment. For the Kamsarmax tranches, installments are made in 28 quarterly payments of $311 with a balloon installment of $8,692 due with the 28th installment.
On December 30, 2014, the Company signed a $408,976 senior secured loan facility with two leading European financial institutions (the “$409.0 Million Facility”). The proceeds of this facility are expected to finance a portion of the purchase price of 20 of the vessels in our Newbuilding Program (six Ultramax, nine Kamsarmax, and five Capesize vessels) with expected deliveries in 2015 and 2016. This facility has a six year term with customary financial and restrictive covenants, and interest at LIBOR plus a margin of 3.00% and has a term of six years. This facility is secured by, among other things, a first preferred mortgage on each of the 20 newbuilding vessels and guaranteed by each of the collateral vessel owning subsidiaries.
Each of these four credit agreements has the following financial covenants that require us to maintain (based on terms defined in the credit agreements:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth no less than $500,000 plus (i) 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after December 31, 2013 and (ii) 50% of the value of any new equity issues occurring on or after December 31, 2013.

•
The ratio of EBITDA to net interest expense calculated on a trailing four quarter basis of greater than 1.00 to 1.00 from the quarter ending September 30, 2015 until and including the quarter ending December 31, 2016, 2.00 to 1.00 for the quarter ending March 31, 2017 until and including the quarter ending December 31, 2017 and 2.50 to 1.00 thereafter.

•	Minimum liquidity of not less than the greater of $50,000 or $850 per owned vessel.

•
Maintain a minimum fair value of the collateral for each credit facility, such that the aggregate fair value of the vessels collateralizing the credit facility be at least between 130% to 140%, depending on the credit facility, of the aggregate principal amount outstanding under such credit facility.

Our credit facilities discussed above have, among other things, the following restrictive covenants which would restrict our ability to:

•	incur additional indebtedness;

•	sell the collateral vessel, if applicable;

•	make additional investments or acquisitions;

•	pay dividends, in the event of a default, or if an event of default would occur as a result of the payment of dividends; and

•	effect a change of control of us.
In addition, our credit facilities contain customary events of default, including cross-default provisions.

As of December 31, 2014, we are in compliance with the financial covenants of each of our four credit facilities.

SCORPIO BULKERS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE, PER DAY AND PER VESSEL DATA)

A summary of our outstanding balances and amounts available under our four credit facilities as of December 31, 2014 is as follows:

	As of December 31, 2014
	Amount outstanding	Amount available
$39.6 Million Credit Facility	33,550	—
$330 Million Credit Facility	—	330,000
$67.5 Million Credit Facility	—	67,500
$408.976 Million Credit Facility	—	408,976
Total	$33,550	$806,476

13.	Fair value of financial instruments
The fair values and carrying values of the Company’s financial instruments at December 31, 2014 and December 31, 2013 which are required to be disclosed at fair value, but not recorded at fair value, are noted below.

	December 31, 2014		December 31, 2013
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:
Cash and cash equivalents	$272,673	$272,673	$733,896	$733,896
Due from related parties	47,678	47,678	—	—
Prepaid expenses and other current assets	3,872	3,872	61	61
Assets held for sale	43,781	43,781	—	—

Financial liabilities:
Accounts payable and accrued expenses	$15,811	$15,811	$1,472	$1,472
Due to related parties	1,231	1,231	—	—
Bank loans	33,550	33,550	—	—
Senior Notes	73,625	57,133	—	—

ASC Subtopic 820-10, Fair Value Measurements & Disclosures, applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 requires significant management judgment. The three levels are defined as follows:

Level 1-Valuations based on quoted prices in active markets for identical instruments that the Company is able to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.
Level 2-Valuations based on quoted prices in active markets for instruments that are similar, or quoted prices in markets that are not active for identical or similar instruments, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
Level 3-Valuations based on inputs that are unobservable and significant to the overall fair value measurement.
Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of bank loans is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. The carrying value approximates the fair market value for the variable rate loans.
The Senior Notes are publicly traded on the New York Stock Exchange and are considered a Level 1 item. The carrying amounts of the Company’s other financial instruments at December 31, 2014 and December 31, 2013 (principally balances with related

SCORPIO BULKERS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE, PER DAY AND PER VESSEL DATA)

parties, Prepaid expenses and other current assets and Accounts payable and accrued expenses) approximate fair values because of the relatively short maturity of these instruments. The carrying value of amounts Due from related parties classified as noncurrent assets represents working capital balances due from the Scorpio Kamsarmax Pool and Scorpio Ultramax Pool (see Note 15) which are known amounts of cash withheld by from pool distributions which approximate fair value.
The fair value of Assets held for sale (see Note 7) was determined based on the selling price, net of estimated costs to sell, of such assets based on contracts negotiated in December 2014, are considered to be Level 3 items. The following table summarizes the valuation of assets measured on a nonrecurring basis:

	Year ended December 31, 2014		For the period from March 20, 2013 (date of inception) to December 31, 2013
	Total	Significant Unobservable Inputs (Level 3)	Total	Significant Unobservable Inputs (Level 3)
Assets held for sale	$43,781	$43,781	$—	$—

14.	General and Administrative Expenses
General and administrative expense was $30,937 and $5,505 for the year ended December 31, 2014 and for the period from March 20, 2013 (date of inception) to December 31, 2013, respectively. Such amount included $23,869 and $3,359 of restricted stock amortization (noncash) for the year ended December 31, 2014 and for the period from March 20, 2013 (date of inception) to December 31, 2013. The balance was primarily for payroll, directors’ fees, professional fees and insurance.

15.	Related Party Transactions
Our Chairman and Chief Executive Officer, Mr. Emanuele Lauro, is a member of the Lolli-Ghetti family, which in 2009 founded Scorpio Tankers Inc. (NYSE: “STNG”), or Scorpio Tankers, a large international shipping company engaged in seaborne transportation of refined petroleum products, of which Mr. Lauro is currently the Chairman and Chief Executive Officer. The Lolli-Ghetti family also owns and controls the Scorpio Group, which includes Scorpio Ship Management S.A.M., or SSM, which provides us with vessel technical management services, Scorpio Commercial Management S.A.M., or SCM, which provides us with vessel commercial management services, Scorpio Services Holding Limited, or SSH, which provides us and other related entities with administrative services and services related to the acquisition of vessels and Scorpio UK Limited, or SUK. Our Co-Founder, President and Director, Mr. Robert Bugbee is also the President and a Director of Scorpio Tankers, has a senior management position at the Scorpio Group. SSM and SCM also provide technical and commercial management services to Scorpio Tankers as well as unaffiliated vessel owners.

We entered into an Administrative Services Agreement with SSH, a party related to us, for the provision of administrative staff, office space and accounting, legal compliance, financial and information technology services. Under the terms of this agreement, we reimburse SSH for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. SSH also arranges vessel sales and purchases for us. The services provided to us by SSH may be sub-contracted to other entities within the Scorpio Group. We have begun incurring costs to SSH which will increase as the vessels in our Newbuilding Program are delivered to us.

Pursuant to the Administrative Services Agreement, we will reimburse SSH for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above and a pro-rata portion of the salary incurred by SSH for an internal auditor. We will also pay SSH a fee for arranging vessel acquisitions, including newbuildings, payable in shares of our common stock. The number of shares to be issued was 31,250 shares for each of the first 17 vessels ordered under our Newbuilding Program. For the remaining newbuildings ordered, the number of shares for each vessel ordered was determined by dividing $250,000 by the market value of our common shares based on the volume weighted average price of our common shares over the 30 trading day period immediately preceding the contract date of a definitive agreement to acquire any vessel. For the 80 vessels in our Newbuilding Program, an aggregate of 2,168,741 shares will be issued to SSH, ranging from 25,497 shares to 31,250 shares for each vessel. These shares will be issued to SSH upon the delivery of each vessel. Of this total, we issued 52,394 shares of our common stock to SSH for the two vessels delivered to us in 2014. In addition, SSH has agreed with us not to own any drybulk carriers greater than 30,000 dwt for so long as the Administrative Services Agreement is in full force and effect. This agreement may be terminated by SSH after the third anniversary of our initial public offering upon 12 months’ notice or by us with 24 months’ notice.

SCORPIO BULKERS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE, PER DAY AND PER VESSEL DATA)

During July 2013, we issued and sold 1,250,000 common shares to SSH for $10,000 as part of a series of Norwegian private transactions exempt from registration under the Securities Act. These common shares were subject to a contractual lock-up until July 2014. During November 2014, we issued and sold 4,000,000 shares to SSH for $15,000 as part of a private placement transaction.

Our vessels are commercially managed by Scorpio Commercial Management S.A.M. (“SCM”) and technically managed by SSM pursuant to a Master Agreement, which may be terminated by either party upon 24 months’ notice. SCM and SSM are companies affiliated with us. In addition, our Co-founder, Chairman and Chief Executive Officer, Emanuele Lauro, is a member of the Lolli-Ghetti family, which owns and controls SCM, our commercial manager, and SSM, our technical manager. We expect that additional vessels that we may acquire in the future will also be managed under the Master Agreement or on substantially similar terms.

SCM’s services include securing employment for our vessels in the spot market and on time charters. SCM also manages the Scorpio Group Pools (spot market-oriented vessel pools) which include Scorpio Ultramax Pool and the Scorpio Kamsarmax Pool and will manage the Scorpio Capesize Pool in which we expect our Newbuilding Program will be employed and in which our owned and time chartered-in vessels are employed.

Transactions with entities controlled by the Lolli-Ghetti family and with Scorpio Tankers (herein referred to as related party affiliates) in the consolidated statement of operations and balance sheet are as follows:

For the year ended December 31, 2014 and 2013,we had the following balances with related parties, which have been included in the consolidated statement of operations:

	For the year ended December 31,
	2014	2013
Vessel revenue
Scorpio Kamsarmax Pool (1)	$34,986	$—
Scorpio Ultramax Pool (1)	10,196	—
SCM (2)	31	—
Total vessel revenue	$45,213	$—
Vessel operating cost:
SSM (3)	$122	$—
General and administrative expense:
SCM (2)	148	—
SSM (3)	51	—
SSH (4)	56	—
SUK (5)	717	—
Total general and administrative expense	$972	$—

SCORPIO BULKERS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE, PER DAY AND PER VESSEL DATA)

At December 31, 2014 and 2013, we had the following balances with related parties, which have been included in the consolidated balance sheets:

	As of	For the period from March 20, 2013 (date of inception) to
	December 31, 2014	December 31, 2013
Assets
Due from related parties-current:
Scorpio Kamsarmax Pool (1)	$8,482	$—
Scorpio Ultramax Pool (1)	2,460	—
Scorpio Tankers(6)	31,277	—
SSM (3)	154	—
Total due from related parties-current	$42,373	$—

Due from related parties non-current:
Scorpio Kamsarmax Pool (1)	$3,272	$—
Scorpio Ultramax Pool (1)	2,033	—
Total due from related parties non-current	$5,305	$—
Liabilities
Due to related parties-current:
SUK (5)	$44	$—
SSM (3)	1,131	—
SSH (4)	56	—
Total due from related parties-current	$1,231	$—

(1)
During the year ended December 31, 2014, we earned $34,986 from chartering our owned and chartered-in vessels to the Scorpio Kamsarmax Pool and $10,196 from chartering our chartered-in vessels to the Scorpio Ultramax Pool. As of December 31, 2014, we have balances due from these charterers (primarily consisting of working capital, undistributed earnings and reimbursable costs) which have been classified as current assets of $8,482 and $2,460 from the Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool, respectively. As of December 31, 2014, there were non-current balances due from these charterers which relate to working capital retained by the pools for member vessels that do not have provisions to exit the pool in the next 12 months of $3,272 and $2,033 for the Scorpio Kamsarmax Pool and Scorpio Ultramax pool, respectively.

The Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool were significant customers for the year ended December 31, 2014, accounting 71.4% and 20.8% of our total vessel revenue, respectively.

(2)
For commercial management of any of our vessels that does not operate in one of these pools, we will pay SCM a daily fee of $300 per vessel, plus a 1.75% commission on the gross revenues per charter fixture. Effective November 20, 2014, SCM has agreed to reduce the 1.75% commission to 1.00% until the first day when the closing price of the Company’s common stock is not less than $9.75 per share, adjusted to include all authorized dividends paid on the Company’s share capital, at which time the commission will revert to 1.75%. The Scorpio Ultramax Pool and the Scorpio Kamsarmax Pool participants, including us and third-party owners of similar vessels, pay SCM a pool management fee of $300 per vessel per day, plus a 1.75% commission on the gross revenues per charter fixture. During the year ended December 31, 2014, we recorded $31 of vessel revenue relating to SCM, consisting of: (a) a $100 reduction in commissions charged to the Scorpio Group Pools pursuant to the decrease of commission SCM receives on gross freight from 1.75% to 1.00% effective November 20, 2014. SCM has agreed to refund to the Company $100 as a result of this reduced commission; partially offset by (b) $69 of commissions on the gross revenue of certain vessels time chartered-in for which their initial voyage took place before being admitted to the Scorpio Group Pools. In addition, the Company incurred $148 of general and administrative expenses to SCM

SCORPIO BULKERS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE, PER DAY AND PER VESSEL DATA)

consisting of a fee of $300 per vessel day for the periods in which our time chartered-in vessels were not operating in one of the pools and for fees charged to four time chartered-in vessels which were returned to their owners.

(3)
SSM’s services include providing technical support, such as arranging the hiring of qualified officers and crew, supervising the maintenance and performance of vessels, purchasing supplies, spare parts and new equipment, arranging and supervising drydocking and repairs, and monitoring regulatory and classification society compliance and customer standards. We pay SSM an annual fee of $200,000 per vessel to provide technical management services for each of our vessels upon delivery. For the year ended December 31, 2014, we incurred a cost to SSM for technical support, which is a component of vessel operating costs, of $122, none of which is unpaid at December 31, 2014. For the year ended December 31, 2014, we incurred $51 of rent allocated from SSM. In addition, representatives of SSM, including certain subcontractors, provide us with construction supervisory services while our vessels are being constructed in shipyards. For these services, we will compensate SSM for its direct expenses, which can vary between $200,000 and $500,000 per vessel. In connection with supervision of 67 of the vessels in our Newbuilding Program, as of December 31, 2014, we incurred a cost to SSM of $29,000 per vessel. Of this aggregate cost of $1,943, $1,131 is unpaid as of December 31, 2014. We also advanced to SSM $154 as of December 31, 2014, relating to equipment to be placed on board certain of the Vessels under construction.

(4)
We incur a fee to SSH of $300 per day for each owned vessel, which is included in general and administrative expenses, which aggregated $56 for the year ended December 31, 2014. As of December 31, 2014 this amount was unpaid.

(5)
For the year December 31, 2014, SUK charged us $717 for allocated salaries of certain SUK employees relating to the services such employees performed for the Company, of which $44 was unpaid as of December 31, 2014.

(6)
In December 31, 2014, we agreed to sell four LR2 tankers to Scorpio Tankers and granted Scorpio Tankers an option to purchase two additional LR2 tankers (see Note 7). Pursuant to this, we paid Scorpio Tankers $31,277 as a security deposit relating to estimated costs we would incur to the shipyard for converting the vessels from Capesize contracts to LR2 contracts and scheduled installments on vessels expected to occur prior to the closing date of the sale. This deposit is reimbursable to us upon closing.

SCORPIO BULKERS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE, PER DAY AND PER VESSEL DATA)

16.	Segments
During 2014, the Company placed its time chartered-in vessels into two pools, the Scorpio Ultramax Pool, in which the Company placed its time chartered-in vessels ranging from 48,500 DWT to 61,000 DWT, and the Scorpio Kamsarmax Pool in which the Company placed its two owned Kamsarmax vessels and its time chartered-in vessels ranging from 75,500 DWT to 98,700 DWT. In addition to the Company’s Ultramax and Kamsarmax segments, the Company has identified a third Capesize segment which includes vessels of approximately 180,000 DWT. Although each vessel within its respective class qualifies as an operating segment under U.S. GAAP, each vessel also exhibits similar long-term financial performance and similar economic characteristics to the other vessels within the respective vessel class, thereby meeting the aggregation criteria in U.S. GAAP. We have therefore chosen to present our segment information by vessel class using the aggregated information from the individual vessels.
The Company’s vessels regularly move between countries in international waters, over dozens of trade routes and, as a result, the disclosure of financial information about geographic areas is impracticable.
Certain of the corporate general and administrative expenses incurred by the Company are not attributable to any specific segment. Accordingly, these costs are not allocated to any of the Company’s segments and are included in the results below as “Corporate”.
The following schedule presents segment information about the Company’s operations for the year ended December 31, 2014:

	Capesize	Kamsarmax	Ultramax	Corporate	Total
Vessel revenue	$—	$38,770	$10,217	$—	$48,987
Voyage expenses	—	(3,505)	(74)	—	(3,579)
Vessel operating cost	—	(1,600)	—	—	(1,600)
Charterhire expense	—	(57,909)	(15,305)	—	(73,214)
Vessel depreciation	—	(686)	—	—	(686)
General and administrative expenses	(39)	(251)	(26)	(31,593)	(31,909)
Write down on assets held for sale	(51,968)	(2,934)	—	(585)	(55,487)
Interest income	—	—	—	1,052	1,052
Foreign exchange gain	—	—	—	43	43
Financial expense, net	—	—	—	(172)	(172)
Segment loss	$(52,007)	$(28,115)	$(5,188)	$(31,255)	$(116,565)

The following schedule presents segment information about the Company’s balance sheet as of December 31, 2014 and December 31, 2013:

Identifiable assets
	December 31, 2014	December 31, 2013
Held by vessel owning subsidiaries or allocated to segments:
Capesize	$438,256	$54,772
Kamsarmax	236,278	132,114
Ultramax	288,828	184,905
Held by parent and other subsidiaries, not allocated to segments:
Cash and cash equivalents	265,818	733,818
Other	95,025	75
Total identifiable assets	$1,324,205	$1,105,684

SCORPIO BULKERS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE, PER DAY AND PER VESSEL DATA)

17.	Unaudited Quarterly Results of Operations
In the opinion of the Company’s management, all adjustments, consisting of normal recurring accruals considered necessary for a fair presentation have been included on a quarterly basis.

	2014 Quarter Ended				2013 Quarter Ended
	Mar-31	Jun-30	Sep-30	Dec-31	Mar-31	Jun-30	Sep-30	Dec-31
Revenues	$5,467	$13,180	$12,608	$17,732	$—	$—	$—	$—
Operating loss	(11,157)	(15,289)	(19,069)	(71,973)	—	(1)	(675)	(4,829)

Net loss	(10,656)	(15,002)	(18,909)	(71,998)	—	(1)	(2,737)	(3,569)

Net loss per share Basic (2)	$(0.08)	$(0.11)	$(0.14)	$(0.48)	$—	$—	$(0.08)	$(0.04)

Net loss per share Diluted(2)	(0.08)	(0.11)	(0.14)	(0.48)	—	—	(0.08)	(0.04)

Weighted average common shares outstanding- Basic	132,610,911	133,236,911	133,248,016	151,119,957	1,500	1,500	33,453,698	91,023,403
Weighted average common shares outstanding- Diluted	132,910,911	133,236,911	133,248,016	151,119,957	1,500	1,500	33,453,698	91,023,403

(1)	Operating loss and net loss for the fourth quarter of 2014 includes a write down on assets held for sale of $55,487 .

(2)	Amounts may not total to annual loss because each quarter and year are calculated separately based on basic and diluted weighted-average common shares outstanding during that period.

18.	Subsequent Events
$240,264 Credit Facility
On January 15, 2015, we entered into a $411,264 senior secured credit facility with a group of financial institutions, which was subsequently reduced on March 26, 2015 by $171,000 to $240,264 due to the removal from financing under this facility of five Capesize newbuilding vessels that we have agreed to convert into product tankers. The proceeds of this facility are expected to finance a portion of the purchase price of seven Capesize vessels in our Newbuilding Program that are under construction at Sungdong. This facility is secured by, among other things, a first preferred mortgage on the seven Capesize newbuilding vessels and guaranteed by each of the collateral vessel owning subsidiaries. Portions of this facility bear interest at LIBOR plus an applicable margin of between 1.90% and 2.95% and a portion has a fixed coupon of 6.25%. This facility matures six years from the delivery of the final vessel securing the facility, and in certain circumstances, the facility matures 12 years after the delivery of each financed vessel. The terms and conditions of the facility, including covenants, are similar to those in our existing credit facilities and customary for financings of this type.

SCORPIO BULKERS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE, PER DAY AND PER VESSEL DATA)

$42,000 Credit Facility
On January 30, 2015, we entered into a $42,000 credit facility with a leading European financial institution. The proceeds of this facility are expected to finance a portion of the purchase price of two Kamsarmax vessels in our Newbuilding Program (of which one Kamsarmax vessel was delivered in January 2015 to us from Imabari and one Kamsarmax vessel is under construction at Imabari). The facility may be drawn in two tranches, each of which has a final maturity of six years from the date of the respective vessel delivery from the yard. This facility bears interest at LIBOR plus a margin of 2.80%. This facility is secured by, among other things, a first preferred mortgage on the two Kamsarmax newbuilding vessels and guaranteed by each of the collateral vessel owning subsidiaries. The terms and conditions of the facility, including covenants, are similar to those in our existing credit facilities and customary for financings of this type.
$26,000 Credit Facility
On February 27, 2015, we entered into a $26,000 senior secured credit facility with ABN AMRO Bank N.V., the Netherlands. The proceeds of this facility are expected to be used to finance a portion of the purchase price of one Capesize vessel, which was delivered to us during the first quarter of 2015. This facility matures at the earlier of (a) the date falling six months after the drawdown date; and (b) the date ten business days after the date on which the Chinese Ministry of Finance has approved insurance coverage to be provided by the China Export & Credit Insurance Corporation, or Sinosure, with respect to our $230,325 Credit Facility (discussed below) and drawings can be made under such facility. This facility bears interest at LIBOR plus an initial margin of 2.00% with monthly step ups of 0.25% until a margin of 3.25% is reached. This facility is secured by, among other things, a first preferred mortgage on the Capesize newbuilding vessel and a parent company guarantee. The terms and conditions of the facility, including covenants, are similar to those in our existing credit facilities and customary for financings of this type.
$19,800 Credit Facility
On March 2, 2015, we entered into a senior secured credit facility for up to $19,800. The facility was previously announced as a $39,600 credit facility, that has now been reduced to a size of $19,800 due to the removal of the financing on one Kamsarmax vessel which we have classified as held for sale. The facility was arranged by ABN AMRO Bank N.V., the Netherlands, with insurance cover provided from Sinosure. The proceeds of this facility are expected to be used to finance a portion of the purchase price of one Kamsarmax vessel currently under construction at Tsuneishi with expected delivery during the first quarter of 2016. The facility matures ten years from the date of delivery of the vessel and bears interest at LIBOR plus a margin of 2.50%. This facility is secured by, among other things, a first priority mortgage on one Kamsarmax newbuilding vessel and a parent company guarantee. The terms and conditions of the facility, including covenants, are similar to those in our existing credit facilities and customary for financings of this type.

$230,325 Credit Facility
On March 2, 2015, we received a commitment from ABN AMRO Bank N.V. and The Export-Import Bank of China, for a loan facility of up to $230,325. This commitment finalizes a previously announced memorandum of understanding for a $234,900 credit facility. This facility was arranged by ABN AMRO Bank N.V., The Netherlands, with insurance cover to be provided from Sinosure. The proceeds of this facility are expected to be used to finance a portion of the purchase price of seven Capesize vessels (of which one vessel was delivered to us in February 2015 from Waigaoqiao and six vessels are currently under construction at Waigaoqiao with expected deliveries between the third quarter of 2015 and the second quarter of 2016). The terms and conditions of this facility, including covenants, will be similar to those in our existing credit facilities and customary for financings of this type. This facility is subject to customary conditions precedent and the execution of definitive documentation. The credit facility is pending approval from the Chinese Ministry of Finance on the insurance coverage to be provided by Sinosure.

Agreements to Modify Existing Shipbuilding Contracts for Three Capesize Vessels
On March 4, 2015 the Company reached agreements with a shipyard in South Korea to modify existing newbuilding contracts for three Capesize Vessels. The three contracts, two for vessels scheduled for delivery during the first quarter of 2016 and one for a vessel scheduled for delivery during the second quarter of 2016, will now provide for the construction of three LR1 product tankers, two of which will be scheduled for delivery during the second quarter of 2017 and one during the third quarter of 2017. As a result, the Company expects to incur a loss of approximately $23,000 relating to writing down the contracts to their estimated fair market value. Also, upon completion of customary documentation, the LR1 contracts will be re-classified on the balance sheet as assets held for sale.

SCORPIO BULKERS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE, PER DAY AND PER VESSEL DATA)

Newbuilding Vessels Deliveries
The Company has taken delivery of the following Newbuilding vessels during 2015:

•	SBI Bravo, an Ultramax vessel, was delivered from Nantong COSCO KHI Ship Engineering Co., Ltd. on January 9, 2015 and commenced operations in the Ultramax Pool.

•	SBI Athena, an Ultramax vessel, was delivered from Chengxi Shipyard Co., Ltd. on January 9, 2015 and commenced operations in the Ultramax Pool.

•	SBI Samba, a Kamsarmax vessel, was delivered from Imabari Shipbuilding Co. Ltd. on January 23, 2015 and commenced operations in the Kamsarmax Pool.

•	SBI Antares, an Ultramax vessel, was delivered from Nantong COSCO KHI Ship Engineering Co., Ltd. on January 30, 2015 and commenced operations in the Ultramax Pool.

•
SBI Puro, a Capesize vessel, was delivered from Shanghai Waigaoqiao Shipbuilding Co., Ltd. on February 6, 2015 and commenced employment under a time charter to a major European charterer for ten to13 months at $13,800 per day.

•	SBI Leo, an Ultramax vessel, was delivered from Dalian COSCO KHI Ship Engineering Co. Ltd. on February 16, 2015 and commenced operations in the Ultramax Pool.

Installments Paid to Shipyards
From January 1, 2015 to March 31, 2015, we paid $176,023 of installments to shipyards, including payments for the six vessels delivered to us through March 31, 2015.

From January 1, 2015 to March 31, 2015, we paid $19,756 of installments to shipyards relating to vessels under construction that have been classified as held for sale as of December 31, 2014. Such payments are reflected as increases in Assets held for sale.

Borrowings Under Credit Facilities
From January 1, 2015 to March 31, 2015, we received proceeds of $106,388 from borrowings under our credit facilities.