Form 20-F
period 2015-12-31
SCORPIO BULKERS INC.
filed 2016-03-01
CIK 1587264

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
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

Mr. Emanuele Lauro 377-9798-5716 info@scorpiobulkers.com 9, Boulevard Charles III Monaco 98000
(Name, Telephone, E-mail and/or Facsimile, and address of Company Contact Person)
Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common stock, par value $0.01 per share	New York Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange
7.50% Senior Notes due 2019	New York Stock Exchange
Securities registered or to be registered pursuant to section 12(g) of the Act.

NONE
(Title of class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE
(Title of class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As of December 31, 2015, there were 28,686,561 outstanding shares of common stock, par value $0.01 per share.
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
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See the definitions of “large accelerated filer” and “accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP

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
We have based these statements on assumptions and analyses formed by applying our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in or referred to in this section. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur.
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
References in this annual report to our common shares are adjusted to reflect the consolidation of our common shares through a one-for-twelve reverse stock split, which our Board of Directors made effective as of December 31, 2015.

A.	Selected Financial Data
The selected Consolidated Statements of Operations data and the Consolidated Balance Sheet data presented for the years ended December 31, 2015 and 2014, and for the period March 20, 2013 (date of inception) to December 31, 2013 are derived from our audited consolidated financial statements. Such selected financial data should be read in connection with the consolidated financial statements contained in this report.

	Year ended December 31,		Period from March 20, 2013 (date of inception) to December 31,
	2015	2014	2013
In thousands of U.S. dollars, except per share and share data
Consolidated Statement of Operations Data:
Total vessel revenue	62,521	48,987	—
Total operating expenses	554,130	166,475	5,505
Operating loss	(491,609)	(117,488)	(5,505)
Total other loss	(19,180)	923	(802)
Net loss	$(510,789)	$(116,565)	$(6,307)

Basic weighted average shares outstanding	21,410,177	11,466,072	3,327,097
Diluted weighted-average shares outstanding	21,410,177	11,466,072	3,327,097

Basic loss per share	$(23.86)	$(10.17)	$(1.90)
Diluted loss per share	$(23.86)	$(10.17)	$(1.90)

	As of December 31,
In thousands of U.S. dollars	2015	2014	2013
Consolidated Balance Sheet Data:
Cash and cash equivalents	$200,300	$272,673	$733,896
Assets held for sale	172,888	43,781	—
Vessels, net	764,454	66,633	—
Vessels under construction	288,282	866,844	371,692
Total assets	1,485,436	1,324,205	1,105,684
Current liabilities (including current portion of bank loans)	127,064	20,342	1,472
Bank loans	350,216	30,250	—
Senior Notes	73,625	73,625	—
Total liabilities	550,905	124,217	1,472
Shareholders’ equity	934,531	1,199,988	1,104,212

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
The following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our securities, including our common shares and our 7.50% Senior Notes due 2019, which we refer to as our Notes. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available for the payment of dividends on our common shares and interest on our Notes, or the trading price of our securities.
INDUSTRY SPECIFIC RISK FACTORS
Charter hire rates for drybulk vessels are volatile and have declined significantly since their historic highs and may remain at low levels or decrease in the future, which may adversely affect our earnings, revenue and profitability and our ability to comply with our loan covenants.
The drybulk shipping industry is cyclical with high volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of drybulk vessels has varied widely; however, the continued downturn in the drybulk charter market has severely affected the entire drybulk shipping industry and charter hire rates for drybulk vessels have declined significantly from historically high levels. In the past, and presently, time charter and spot market charter rates for drybulk carriers have declined below operating costs of vessels. The Baltic Dry Index, or the BDI, a daily average of charter rates for key drybulk routes published by the Baltic Exchange Limited, which has long been viewed as the main benchmark to monitor the movements of the drybulk vessel charter market and the performance of the entire drybulk shipping market, declined 94% in 2008 from its high of almost 12,000 in May 2008 and has remained volatile since then. During the year ended December 31, 2015, the BDI fluctuated in a range between 471 and 1,222. On February 10, 2016, the BDI dropped to 290, the lowest level it has ever reached.
Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity and changes in the supply of and demand for the major commodities carried by water internationally. Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable. Since we primarily charter all our vessels in the spot market we are exposed to the cyclicality and volatility of the spot market. Spot market charterhire rates may fluctuate significantly based upon available charters and the supply of and demand for seaborne shipping capacity, and we may be unable to keep our vessels fully employed in these short-term markets. Alternatively, charter rates available in the spot market may be insufficient to enable our vessels to operate profitably. A significant decrease in charter rates would affect asset values and adversely affect our profitability, cash flows and ability to pay dividends, if any, in the future, on our common shares, and interest on our Notes. Furthermore, a significant decrease in charter rates would cause asset values to decline, or decline further, and we may have to record an impairment charge in our consolidated financial statements which could adversely affect our financial results.
Factors that influence demand for drybulk vessel capacity include:

•	supply of and demand for energy resources, commodities and industrial products;

•	changes in the exploration or production of energy resources, commodities, consumer and industrial products;

•	the location of regional and global production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, consumer and industrial products;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts and terrorist activities, embargoes and strikes;

•	natural disasters;

•	disruptions and developments in international trade;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.
Factors that influence the supply of drybulk vessel capacity include:

•	the number of newbuilding orders and deliveries, including slippage in deliveries;

•	the number of shipyards and ability of shipyards to deliver vessels;

•	port and canal congestion;

•	the scrapping rate of older vessels;

•	speed of vessel operation;

•	vessel casualties; and

•	the number of vessels that are out of service, namely those that are laid-up, drydocked, awaiting repairs or otherwise not available for hire.
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
In the current global economy, operating businesses have recently faced tightening credit, weakening demand for goods and services, weak international liquidity conditions, and declining markets. In particular, lower demand for drybulk cargoes as well as diminished trade credit available for the delivery of such cargoes have led to decreased demand for drybulk carriers, creating downward pressure on charter rates and vessel values. The relatively weak global economic conditions have and may continue to have a number of adverse consequences for drybulk and other shipping sectors, including, among other things:

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
Weak economic conditions throughout the world, in particular in China and the rest of the Asia-Pacific region, could negatively affect our results of operations, financial condition, cash flows and ability to obtain financing, and may adversely affect the market price of our common shares.
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
The United States, the European Union and other parts of the world continue to exhibit weak economic trends. The credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity, and the U.S. federal and state governments and European authorities have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets and may implement additional regulations in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission, or the SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.
Global financial markets and economic conditions have been, and continue to be volatile. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain additional financing. In addition, the current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all.
Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available to the extent required, or that we will be able to refinance our credit facilities, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete the acquisition of our newbuildings and additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.
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
Continued economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect on us, as we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of drybulk commodities in ports in the Asia Pacific region. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of GDP, which had a significant impact on shipping demand. The growth rate of China’s GDP is estimated to have decreased to approximately 6.8% for the year ended December 31, 2015, which is China’s lowest growth rate for the past five years, and continues to remain below pre-2008 levels. It is possible that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial condition and results of operations, ability to pay dividends, if any, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.
The fair market values of our vessels have declined and may decline further, which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities, or result in an impairment charge, and we may incur a loss if we sell vessels following a decline in their market value.
The fair market values of drybulk vessels, including our vessels, have generally experienced high volatility and have recently declined significantly. The fair market value of our vessels may continue to fluctuate depending on a number of factors, including:

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
If the fair market values of our vessels decline, or decline further, the amount of funds we may draw down under our secured credit facilities may be limited and we may not be in compliance with certain covenants contained in our secured credit facilities, which may result in an event of default. In such circumstances, we may not be able to refinance our debt or obtain additional financing. If we are not able to comply with the covenants in our secured credit facilities, and are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet. In addition, if we sell one or more of our vessels at a time when vessel prices have fallen, the sale may be less than the vessel’s carrying value on our consolidated financial statements, resulting in a loss and a reduction in earnings.
Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of such acquisitions may increase and this could adversely affect our business, results of operations, cash flow and financial condition.
A further reduction in charter rates and other market deterioration may require us to record impairment charges related to our long-lived assets (our vessels) and such charges may be large and have a material impact on our consolidated financial statements.

At December 31, 2015, we had vessels and vessels under construction of $1,052.7 million on our consolidated balance sheet, representing 113% of our shareholders' equity.  Additionally, as of December 31, 2015, $433.6 million of installment payments remain on existing newbuilding contracts (excluding payments related to vessels classified as held for sale).
Our vessels are assessed annually for impairment in the fourth quarter and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of our vessels and vessels under construction below its carrying value. During 2015, indicators of potential impairment prompted us to perform impairment tests at the end of each quarterly interim period. These indicators included a prolonged decrease in charter rates, declines in the value of dry bulk vessels, and the significant near-term uncertainty related to both the global economic recovery and the outlook for our industry.  As of December 31, 2015, we have determined that the estimated undiscounted future cash flows (as determined under U.S. GAAP) of our vessels exceeded the carrying value.  However, if there is a further reduction in our charter rates, we may be required to record impairment charges on our vessels and vessels under construction, which would require us to write down the carrying value of these assets to their fair value. Since vessels and vessels under construction comprise a substantial portion of our balance sheet, such charges could have a material impact on our consolidated financial statements.
We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.
Our operations are subject to numerous international, national, state and local laws, regulations, treaties and conventions in force in international waters and the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These laws and regulations include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Air Act, the U.S. Clean Water Act, or the CWA, and the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and regulations of the International Maritime Organization, or IMO, including the International Convention for the Prevention of Pollution from Ships of 1973 (as from time to time amended and generally referred to as MARPOL) including the designation of Emission Control Areas, or ECAs, thereunder, the International Convention for the Safety of Life at Sea of 1974 (as from time to time amended and generally referred to as SOLAS), the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the International Convention on Load Lines of 1966 (as from time to time amended), or the LL Convention.
Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or implementation of operational changes and may affect the resale value or useful lives of our vessels. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with them or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. For example, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, adopted by the UN International Maritime Organization in February 2004, calls for the phased introduction of mandatory reducing living organism limits in ballast water over time (as discussed further below). In order to comply with these living organism limits, vessel owners may have to install expensive ballast water treatment systems or make port facility disposal arrangements and modify existing vessels to accommodate those systems. Adoption of the BWM Convention standards could have an adverse material impact on our business, financial condition and results of operations depending on the available ballast water treatment systems and the extent to which existing vessels must be modified to accommodate such systems.
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

The supply of drybulk vessels has increased significantly since the beginning of 2006. According to SSY, as of January 2016, newbuilding orders have been placed for approximately 16.0% of the existing fleet capacity. Vessel supply growth has been outpacing vessel demand growth over the past few years causing downward pressure on charter rates. Until the new supply is fully absorbed by the market, charter rates may continue to be under pressure due to vessel supply in the near to medium term.
World events could affect our results of operations and financial condition.
Past terrorist attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in Russia, Ukraine, the Korean Peninsula, the Middle East, including Iraq, Syria, Egypt and North Africa, and the presence of U.S. or other armed forces in the Middle East, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.
Acts of piracy on ocean-going vessels have had and may continue to have an adverse effect on our business.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide decreased during 2014 to its lowest level since 2010, the frequency increased in early 2015 and sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia, in the Gulf of Guinea and the West Coast of Africa, with drybulk vessels particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.
Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our reputation and the market for our common shares.
Although we do not expect that our vessels will call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria, from time to time on charterers’ instructions, our vessels may call on ports located in such countries in the future. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which amended the Iran Sanctions Act. Among other things, CISADA introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person’s vessels from U.S. ports for up to two years.
On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the “Joint Plan of Action”, or the JPOA. Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and EU would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures included, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. The JPOA was subsequently extended twice.
On July 14, 2015, the P5+1 and the EU announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran’s Nuclear Program, or the JCPOA, which is intended to significantly restrict Iran’s ability to develop and produce nuclear weapons for 10 years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and does not involve U.S. persons. On January 16, 2016, which we refer to as Implementation Day, the United States joined the EU and the UN in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency, or the IAEA, that Iran had satisfied its respective obligations under the JCPOA.
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
We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in volatility in our operating results to the extent that we enter into new charter agreements or renew existing agreements during a time when charter rates are weaker or we operate our vessels on the spot market or index based time charters, which may result in quarter-to-quarter volatility in our operating results. The drybulk sector is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere. The celebration of Chinese New Year in the first quarter of each year, also results in lower volumes of seaborne trade into China during this period. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues from our drybulk carriers may be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, our revenues from our drybulk carriers may be stronger in fiscal quarters ended December 31 and March 31.
We are subject to international safety regulations and requirements imposed by our classification societies and the failure to comply with these regulations and requirements may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.
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
In addition, the hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. The cost of maintaining our vessels’ classifications may be substantial. If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable and uninsurable, which could negatively impact our results of operations and financial condition.
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
Since we primarily employ our vessels in the spot market or in spot market-oriented pools, we expect that fuel, or bunkers, will be typically the largest expense in our shipping operations for our vessels. While we believe that we will experience a competitive advantage as a result of increased bunker prices due to the greater fuel efficiency of our vessels compared to the average global fleet, changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce our profitability and the competitiveness of our business compared to other forms of transportation.
We operate drybulk vessels worldwide and as a result, our business has inherent operational risks, which may reduce our revenue or increase our expenses, and we may not be adequately covered by insurance.
The international shipping industry is an inherently risky business involving global operations. Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, human error, environmental accidents, war, terrorism, piracy and other circumstances or events. In addition, transporting cargoes across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential for changes in tax rates or policies, and the potential for government expropriation of our vessels. Any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.
Furthermore, the operation of certain vessel types, such as drybulk carriers, has certain unique risks. With a drybulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach at sea. Hull breaches in drybulk carriers may lead to the flooding of the vessels’ holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of a vessel. If we are unable to adequately maintain our vessels, we may be unable to prevent these events. Any of these circumstances or events may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future, on our common shares, and interest on our Notes. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.
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
We have procured hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage, and war risk insurance for our fleet. We do not maintain for our vessels insurance against loss of hire, which covers business interruptions that result from the loss of use of a vessel. We may not be adequately insured against all risks. We may not be able to obtain adequate insurance coverage for our fleet in the future, and we may not be able to obtain certain insurance coverage. The insurers may not pay particular claims. Our insurance policies may contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue. Moreover, insurers may default on claims they are required to pay.
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
Maritime claimants could arrest or attach one or more of our vessels, which could interrupt our cash flows.
Crew members, suppliers of goods and services to a vessel, shippers of cargo, lenders, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting or attaching a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flows and require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our vessels.
Governments could requisition our vessels during a period of war or emergency, which could negatively impact our business, financial condition, results of operations, and available cash.
A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes its owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may negatively impact our revenues.
Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties, contract terminations and an adverse effect on our business.
We operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

COMPANY SPECIFIC RISK FACTORS
We are a recently formed company with a limited history of operations.
We were formed in March 2013 and have a limited performance record, operating history and historical financial statements upon which you can evaluate our operations or our ability to implement and achieve our business strategy. We cannot assure you that we will be successful in implementing our business strategy. In addition, while our Chief Executive Officer and the management teams of our commercial and technical managers have experience operating drybulk carriers, other members of our senior management, who have experience operating tanker and other classes of vessels, have limited experience operating drybulk carriers. We believe that the experience of our senior management in the ownership and operation of tanker vessels, which require significant technical expertise to operate and are subject to heightened regulatory oversight and more rigorous vetting procedures from charterers than drybulk carriers, provides our management team with the expertise and qualifications to manage drybulk carriers, however we cannot assure you that they will be able to successfully operate our fleet.
We cannot assure you that we will be able to raise funds sufficient to meet our future capital and operating needs.
We cannot assure you that our available liquidity will be sufficient to meet our ongoing capital and operating needs. As of December 31, 2015, we had commitments for a maximum of $357.1 million of secured debt for newbuilding vessels.
Most of our credit facilities contain loan to value, or LTV ratios. These LTV ratios may effectively limit the amount we can borrow under each such credit facility based on a percentage of the appraised value of the vessels upon their delivery securing the facility. As a result, the maximum amount committed under such facilities may not be available for us to borrow at the time a vessel is delivered, particularly if the appraised value of the vessels securing the facility has decreased at such time due to market conditions or other factors. If the available amount under our credit facilities is not sufficient to make the required payments under our newbuilding contracts, we will be required to use our available liquidity to cover any shortfall, and there can be no assurance that such liquidity will be available at such time on reasonable terms or at all. We are exposed to the cyclicality and volatility of spot market charterhire rates, which have fluctuated, and may continue to fluctuate, significantly based upon available charters and the supply of and demand for seaborne shipping capacity. Current charter rates available in the spot market are insufficient to enable our vessels to operate profitably, which have adversely affected, and could continue to adversely affect, our available liquidity, profitability, cash flows, and financial results. Furthermore, a prolonged period of current charter rates or a significant decrease in charter rates may negatively impact our liquidity position and may cause our vessel values to decline, which could, among other things, affect our ability to comply with the financial covenants in our loan agreements. Please see “-The fair market values of our vessels have declined and may decline further, which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities, or result in an impairment charge, and we may incur a loss if we sell vessels following a decline in their market value” and “-We are leveraged, which could significantly limit our ability to execute our business strategy, and we may be unable to comply with our covenants in our credit facilities that impose operating and financial restrictions on us, which could result in a default under the terms of these agreements.”
The Scorpio Group Pools in which our vessels operate, or are expected to operate, are newly formed and have limited prior operating history. We cannot assure you that these pools will be successful in finding employment for all of our vessels.
The Scorpio Group Pools, which consist of the Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool in which our vessels operate, are newly formed and have limited prior operating history. We own a large number of vessels that have entered, or will enter, these pools in a relatively short period of time without having previously secured employment. We cannot assure you that these pools will be successful in finding employment for all such vessels in the volatile spot market or whether any such employment will be at profitable rates. We cannot assure you that our vessels will be profitably operated by such pools. In addition, vessels owned by our affiliates, including members of the Scorpio Group, which includes Scorpio Ship Management S.A.M., or SSM, which provides us with vessel technical management services, Scorpio Commercial Management S.A.M., or SCM, which provides us with vessel commercial management services, and Scorpio Services Holding Limited, or SSH, which provides us and other related entities with administrative services and services related to the acquisition of vessels, as well as by unaffiliated third-parties, may participate in such pools. Such vessels may not be of the comparable design or quality to our vessels, negatively impacting the profitability of such pools, while diluting our interest in such profits.
Newbuilding projects are subject to risks that could cause delays, cost overruns or cancellation of our newbuilding contracts.
We are currently party to shipbuilding contracts, with established shipyards in Japan and China for the construction of 16 newbuilding vessels, for an aggregate purchase price of $466.6 million. These vessels are expected to be delivered to us in 2016 and 2017. These construction projects are subject to risks of delay or cost overruns inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel.
As of December 31, 2015 we had made total yard payments in the amount of $996.4 million and we have remaining yard installments relating to the 24 newbuilding vessels we had as of that date, in the amount of $433.6 million. As of December 31, 2015 we had a cash balance of $200.3 million and $357.1 million of available borrowings relating to our newbuilding vessels. While we have signed credit facility agreements or received bank commitments in connection with all of the remaining newbuilding vessels in our fleet, if for any reason we fail to make a payment when due, which may result in a default under our newbuilding contracts, or otherwise fail to take delivery of our newbuilding vessels, we would be prevented from realizing potential revenues from these vessels, we could also lose all or a portion of our yard payments that were made by us and we could be liable for penalties and damages under such contracts.
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
We have entered into, and may enter, various contracts, including pooling arrangements, time charters, spot voyage charters, shipbuilding contracts, credit facilities and other agreements. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, and various expenses. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
In addition, in depressed market conditions, our charterers may no longer need a vessel that is then under charter or may be able to obtain a comparable vessel at lower rates. As a result, charterers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates given currently decreased drybulk carrier charter rate levels. As a result, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, on our common shares and interest on our Notes, and comply with covenants in our credit facilities.
We are, and expect to continue to be, dependent on spot market-oriented pools and spot charters and currently low spot charter rates, or any further decrease in spot charter rates in the future will result in significant operating losses.
The Scorpio Group Pools in which our vessels operate are spot market-oriented commercial pools managed by our commercial manager, which are exposed to fluctuations in spot market charter rates. The spot charter market may fluctuate significantly based upon drybulk carrier supply and demand. The successful operation of our vessels in the competitive spot charter market, including within the Scorpio Group Pools, depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, currently spot charter rates have declined below the operating cost of vessels. If future spot charter rates do not improve, or decline further, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. As a result, we have, and may in the future, agree with shipyards to delay taking delivery of certain newbuilding vessels. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.
Our ability to renew expiring charters or obtain new charters will depend on the prevailing market conditions at the time. If we are not able to obtain new charters in direct continuation with previous charters or for our newbuilding vessels upon their delivery to us, or if new charters are entered into at charter rates substantially below the existing charter rates or on terms otherwise less favorable compared to previous charter terms, our revenues and profitability could be adversely affected.

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
In general, under the terms of our credit facilities, we are not permitted to pay dividends if there is a default or a breach of a loan covenant. Please see “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources” for more information relating to restrictions on our ability to pay dividends under the terms of our proposed credit facilities.
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
As of the date of this annual report, we have entered into shipbuilding contracts with established shipyards in Japan and China for the construction of 16 latest generation drybulk vessels. In addition, we charter in three vessels, which we employ in the Scorpio Group Pools. One of our principal strategies is to continue to grow by expanding our operations, and we may, in the future, increase the size of our fleet through timely and selective acquisitions. Our future growth will primarily depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

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
Our failure to effectively identify, acquire, develop and integrate any drybulk carriers or businesses, or our inability to effectively manage the size of our fleet, could adversely affect our business, financial condition and results of operations. As a result of the prolonged downturn in the drybulk shipping market, we have recently reduced the size of our fleet through the sale of certain of our vessels and construction contracts and the termination of certain time charter-in contracts, and we may continue to reduce the size of our fleet in the future.
Furthermore, the number of employees that perform services for us and our current operating and financial systems may not be adequate as we expand the size of our fleet in the drybulk sector, and we may not be able to effectively hire more employees or adequately improve those systems. In addition, if we further expand our fleet, we will need to recruit suitable additional seafarers and shore side administrative and management personnel. We cannot guarantee that we will be able to hire suitable employees as we expand our fleet. If we or our crewing agent encounters business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to grow our financial and operating systems or to recruit suitable employees as we expand our fleet, our financial performance may be adversely affected and, among other things, the amount of cash available for distribution as dividends to our shareholders may be reduced. Finally, acquisitions may require additional equity issuances, which may dilute our common shareholders if issued at lower prices than the price at which they acquired their shares, or debt issuances (with amortization payments), both of which could lower our available cash. If any such events occur, our financial condition may be adversely affected.
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
We may acquire and operate secondhand vessels. While we expect that we would typically inspect secondhand vessels prior to acquisition, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Generally, purchasers of secondhand vessels do not receive the benefit of warranties from the builders for the secondhand vessels that they acquire.
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
We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our financial obligations and to pay dividends to our shareholders depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends.
Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.
We are organized under the laws of the Marshall Islands, and substantially all of our assets are located outside of the United States. In addition, the majority of our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for someone to bring an action against us or against these individuals in the United States if they believe that their rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict them from enforcing a judgment against our assets or the assets of our directors or officers.
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
We may have to pay tax on U.S. source income, which would reduce our earnings and cash flow.
Under the U.S. Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for any deductions, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury regulations promulgated thereunder.
We believe that we qualify for this statutory exemption for our 2015 taxable year and we expect to so qualify for our subsequent taxable years. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby cause us to become subject to U.S. federal income tax on our U.S. source shipping income. For example, there is a risk that we could no longer qualify for exemption under Section 883 of the Code for a particular taxable year if “non-qualified” shareholders with a five percent or greater interest in our stock were, in combination with each other, to own 50% or more of the outstanding shares of our stock on more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.
If we are not entitled to this exemption under Section 883 of the Code for any taxable year, we would be subject for such taxable year to a 4% U.S. federal income tax on our U.S. source shipping income on a gross basis. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings and cash available for distribution to our shareholders and to pay amounts due on our Notes.
U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to our U.S. shareholders.
A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income,” including cash. For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.
It is possible that we may be considered a PFIC for our 2015 taxable year. Whether we are treated as a PFIC will depend, in part, upon whether the deposits that we make on newbuilding contracts are treated as being held for the production of “passive income” and on the amount of “passive income” that we derive for such years.
For our 2016 taxable year and subsequent taxable years, whether we will be treated as a PFIC will depend upon the nature and extent of our operations. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets. There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Accordingly, no assurance can be given that the United States Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any taxable year if there were to be changes in the nature and extent of our operations.
If we were treated as a PFIC for any taxable year, our U.S. shareholders may face adverse U.S. federal income tax consequences and information reporting obligations. Under the PFIC rules, unless those shareholders made an election available under the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be liable to pay U.S. federal income tax upon excess distributions and upon any gain from the disposition of our common shares at the then prevailing income tax rates applicable to ordinary income plus interest as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our common shares. See “Item 10. Additional Information - E. Taxation - U.S. Federal Income Tax Considerations - U.S. Federal Income Taxation of U.S. Holders - Passive Foreign Investment Company Status and Significant Tax Consequences” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. holders of our common shares if we are or were to be treated as a PFIC.
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

Our technical and commercial managers are affiliates of the Scorpio Group, which is owned and controlled by the Lolli-Ghetti family, of which our founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, is a member. Conflicts of interest may arise between us, on the one hand, and our commercial and technical managers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels managed by other companies affiliated with our commercial or technical managers. In particular, as of the date of this annual report, our commercial and technical managers provide commercial and technical management services to approximately 151 and 73 vessels, respectively, other than the vessels in our fleet, that are operated by entities affiliated with Mr. Lauro, and such entities may operate additional vessels that will compete with our vessels in the future. Such conflicts may have an adverse effect on our results of operations.
Our Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Vice President of Vessel Operations, General Counsel and Secretary do not devote all of their time to our business, which may hinder our ability to operate successfully.
Our Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Vice President of Vessel Operations, General Counsel and Secretary participate in business activities not associated with us, including serving as members of the management team of Scorpio Tankers, and are not required to work full-time on our affairs. We expect that each of our executive officers will continue to devote a substantial portion of their business time to the completion of our Newbuilding Program and management of the Company. Additionally, our Chief Executive Officer, President, Chief Operating Officer, Vice President, Vessel Operations, General Counsel and Secretary serve in similar positions in the Scorpio Group. As a result, such executive officers may devote less time to us than if they were not engaged in other business activities and may owe fiduciary duties to the shareholders of both us as well as shareholders of other companies which they may be affiliated with, including Scorpio Tankers and Scorpio Group companies. This may create conflicts of interest in matters involving or affecting us and our customers and it is not certain that any of these conflicts of interest will be resolved in our favor. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.
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

We are exposed to volatility in the London Interbank Offered Rate, or LIBOR, and may selectively enter into derivative contracts, which can result in higher than market interest rates and charges against our income.
The loans under our secured credit facilities are generally advanced at a floating rate based on LIBOR, which has been stable, but was volatile in prior years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, in recent years, LIBOR has been at relatively low levels, and may rise in the future as the current low interest rate environment comes to an end. Our financial condition could be materially adversely affected as we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and may not enter into interest rate hedging arrangements any other financing arrangements we may enter into in the future, including those we enter into to finance a portion of the amounts payable with respect to newbuildings. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.
We may enter into derivative contracts to hedge our overall exposure to interest rate risk exposure. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses. The derivatives strategies that we may employ in the future may not be successful or effective, and we could, as a result, incur substantial additional interest costs.
We may be adversely affected by the introduction of new accounting rules for leasing.
The U.S. accounting standard-setting board (the Financial Accounting Standards Board, or the FASB) has issued new accounting guidance that would require lessees to record most leases on their balance sheets as lease assets and liabilities. Entities would still classify leases, but classification would be based on different criteria and would serve a different purpose than it does today. Lease classification would determine how entities recognize lease-related revenue and expense, as well as what lessors record on the balance sheet. Classification would be based on the portion of the economic benefits of the underlying asset expected to be consumed by the lessee over the lease term. Once adopted, the proposals would be expected generally to have the effect of bringing most off-balance sheet leases onto a lessee’s balance sheet as liabilities, which would also change the income and expense recognition patterns of those items. Financial statement metrics such as leverage and capital ratios, as well as EBITDA and Adjusted EBITDA, may also be affected, even when cash flow and business activity have not changed. This may in turn affect covenant calculations under various contracts (such as loan agreements) unless the affected contracts are modified.
We are leveraged, which could significantly limit our ability to execute our business strategy and we may be unable to comply with our covenants in our credit facilities that impose operating and financial restrictions on us, which could result in a default under the terms of these agreements.
As of December 31, 2015 we had $534.1 million of outstanding indebtedness under our outstanding credit facilities and debt securities.
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

In addition, our secured credit facilities require us to maintain specified financial ratios and satisfy financial covenants, including ratios and covenants based on the market value of the vessels in our fleet. Should our charter rates or vessel values materially decline in the future, we may seek to obtain waivers or amendments from our lenders with respect to such financial ratios and covenants, or we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet any such financial ratios and satisfy any such financial covenants. Furthermore, we have amended all of our loan facilities to reduce the minimum liquidity covenant. There can be no assurances that our lenders will grant any waivers or amendments in the future.
Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy these covenants or that our lenders will waive any failure to do so or amend these requirements. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our credit facilities would prevent us from borrowing additional money under our credit facilities and could result in a default under our credit facilities. If a default occurs under our credit facilities, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute all or substantially all of our assets. Moreover, in connection with any waivers or amendments to our credit facilities that we may obtain, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, repurchase our common shares, make capital expenditures, or incur additional indebtedness.
Furthermore, our debt agreements contain cross-default provisions that may be triggered if we default under the terms of any one of our financing agreements. In the event of default by us under one of our debt agreements, the lenders under our other debt agreements could determine that we are in default under such other financing agreements. Such cross defaults could result in the acceleration of the maturity of such debt under these agreements and the lenders thereunder may foreclose upon any collateral securing that debt, including our vessels, even if we were to subsequently cure such default. In the event of such acceleration or foreclosure, we might not have sufficient funds or other assets to satisfy all of our obligations, which would have a material adverse effect on our business, results of operations and financial condition.
Please see “Item 5. Operating Financial Review and Prospects-B. Liquidity and Capital Resources-Credit Facilities and Unsecured Notes.”
RISKS RELATING TO OUR COMMON SHARES
We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law.
Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United States. The rights of shareholders of companies incorporated in the Marshall Islands may differ from the rights of shareholders of companies incorporated in the United States. While the BCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as U.S. courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction which has developed a relatively more substantial body of case law.
The market price of our common shares has fluctuated widely and may fluctuate widely in the future, or there may be no continuing public market for you to resell our common shares.
The market price of our common shares has fluctuated widely since our common shares began trading on the NYSE in December 2013, and may continue to do so as a result of many factors such as actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry, mergers and strategic alliances in the shipping industry, market conditions in the shipping industry, particularly the drybulk sector, changes in government regulation, shortfalls in our operating results from levels forecast by securities analysts, announcements concerning us or our competitors and the general state of the securities market. Further, there may be no continuing active or liquid public market for our common shares.
If the market price of our common shares remains below $5.00 per share, under NYSE rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to continue to use our common shares as collateral may lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common shares.
The shipping industry has been highly unpredictable and volatile. The market for common shares in this industry may be equally volatile. Therefore, we cannot assure you that you will be able to sell any of our common shares you may have purchased at a price greater than or equal to its original purchase price, or that you will be able to sell them at all.
Future sales of our common shares could cause the market price of our common shares to decline.
Our amended and restated articles of incorporation authorize us to issue 56,250,000 common shares, of which we have issued 28,686,561 common shares as of the date of this annual report. Sales of a substantial number of common shares in the public market, or the perception that these sales could occur, may depress the market price for our common shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. We intend to issue additional common shares in the future. Our shareholders may incur dilution from any future equity offering and upon the issuance of additional common shares upon the exercise of options we grant to certain of our executive officers, upon the issuance of additional common shares pursuant to our equity incentive plan or upon the issuance of common shares to SSH as payment of fees for arranging vessel acquisitions pursuant to the Administrative Services Agreement.
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
Several provisions of our amended and restated articles of incorporation and bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These provisions include:

•	authorizing our board of directors to issue “blank check” preferred stock without shareholder approval;

•	providing for a classified board of directors with staggered, three-year terms;

•	establishing certain advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings;

•	prohibiting cumulative voting in the election of directors;

•	limiting the persons who may call special meetings of shareholders;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of the outstanding common shares entitled to vote for the directors; and

•	establishing supermajority voting provisions with respect to amendments to certain provisions of our amended and restated articles of incorporation and bylaws.
In addition, pursuant to a stockholders rights agreement adopted on June 18, 2015, as amended and restated on January 14, 2016, or the Stockholders Rights Agreement, our board of directors may cause the substantial dilution of any person that attempts to acquire us without the approval of our board of directors.
These anti-takeover provisions, including provisions of our Stockholders Rights Agreement, could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

Our costs of operating as a public company is significant, and our management is required to devote substantial time to complying with public company regulations.
We recently became subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and as such, we will have significant legal, accounting and other expenses that we did not incur as a private company. These reporting obligations impose various requirements on public companies, including changes in corporate governance practices, and these requirements may continue to evolve. We and our management personnel, and other personnel, if any, need to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly.
The Sarbanes-Oxley Act requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, we need to perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our compliance with Section 404 requires that we incur substantial accounting expenses and expend significant management efforts.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company
Scorpio Bulkers Inc. is an international shipping company that was incorporated in the Republic of the Marshall Islands pursuant to the Marshall Islands BCA on March 20, 2013. In December 2013, we completed our underwritten initial public offering of 2,608,333 common shares at $117.00 per share, and in January 2014, the underwriters in the initial public offering exercised their option to purchase an additional 391,250 common shares. In February 2014, we completed our offer to exchange unregistered common shares that were previously issued in Norwegian equity private placements (other than the common shares owned by affiliates of us) for common shares that were registered under the Securities Act of 1933, as amended, or the Securities Act, which we refer to as the Exchange Offer. Upon completion of the Exchange Offer, holders of 7,980,565 unregistered common shares validly tendered their shares in exchange for such registered common shares, representing a participation rate of 99.7%. On July 31, 2014, we delisted from the Norwegian Over-the-Counter List, or Norwegian OTC List. Our common shares are listed for trading on the New York Stock Exchange, or NYSE, under the symbol “SALT.”
Effective December 31, 2015, our board of directors effected a one-for-twelve reverse stock split of our common shares, par value $0.01 per share, and a reduction in the total number of authorized common shares to 56,250,000 shares.  Our shareholders approved the reverse stock split and change in authorized common shares at a special meeting of shareholders held on December 23, 2015.  The reverse stock split reduced the number of our outstanding common shares from 344,239,098 shares to 28,686,561 shares. On December 17, 2015, we received notice from the NYSE that we were no longer in compliance with the NYSE's continued listing standards because the average closing share price of our common shares over a consecutive 30 trading-day period ending December 15, 2015 fell below the requirement to be at least $1.00 per share.  The increased market price for our common shares that resulted from implementing the reverse stock split cured this deficiency and on January 5, 2016 we received confirmation of that from the NYSE.
Our principal executive offices are located at 9, Boulevard Charles III, Monaco 98000 and our telephone number at that location is +377-9798-5716.

B.	Business Overview
We were formed for the purpose of acquiring and operating the latest generation of newbuilding drybulk carriers with fuel-efficient specifications and carrying capacities of greater than 30,000 dwt. Upon final delivery of the drybulk vessels in our Newbuilding Program all of our owned vessels will have carrying capacities of greater than 60,000 dwt. Our vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains, and fertilizers, along worldwide shipping routes, and are, or are expected to be, employed primarily in the spot market or in spot market-oriented pools of similarly sized vessels. As of the date of this annual report, our operating fleet of 36 vessels consists of 33 wholly-owned drybulk vessels and three chartered-in drybulk vessels, which we refer to collectively as our “Operating Fleet” (see below table for details). We also have contracts for the construction of 16 newbuilding drybulk vessels, which we collectively refer to as our “Newbuilding Program” (see below table for details). Upon final delivery of all of the drybulk vessels in our Newbuilding Program, our owned fleet is expected to have a total carrying capacity of approximately 3.5 million dwt.

Our Fleet
The following tables set forth certain summary information regarding our Operating Fleet and Newbuilding Program as of the date of this annual report:
Operating Fleet
Owned vessels

Vessel Name	Year Built	DWT	Vessel Type
SBI Cakewalk	2014	82,000	Kamsarmax
SBI Charleston	2014	82,000	Kamsarmax
SBI Samba	2015	84,000	Kamsarmax
SBI Rumba	2015	84,000	Kamsarmax
SBI Capoeira	2015	82,000	Kamsarmax
SBI Electra	2015	82,000	Kamsarmax
SBI Carioca	2015	82,000	Kamsarmax
SBI Conga	2015	82,000	Kamsarmax
SBI Flamenco	2015	82,000	Kamsarmax
SBI Bolero	2015	82,000	Kamsarmax
SBI Sousta	2016	82,000	Kamsarmax
SBI Rock	2016	82,000	Kamsarmax
SBI Lambada	2016	82,000	Kamsarmax
SBI Reggae	2016	82,000	Kamsarmax
Total Kamsarmax		1,152,000
SBI Antares	2015	61,000	Ultramax
SBI Athena	2015	64,000	Ultramax
SBI Bravo	2015	61,000	Ultramax
SBI Leo	2015	61,000	Ultramax
SBI Echo	2015	61,000	Ultramax
SBI Lyra	2015	61,000	Ultramax
SBI Tango	2015	61,000	Ultramax
SBI Maia	2015	61,000	Ultramax
SBI Hydra	2015	61,000	Ultramax
SBI Subaru	2015	61,000	Ultramax
SBI Pegasus	2015	64,000	Ultramax
SBI Ursa	2015	61,000	Ultramax
SBI Thalia	2015	64,000	Ultramax
SBI Cronos	2015	61,000	Ultramax
SBI Orion	2015	64,000	Ultramax
SBI Achilles	2016	61,000	Ultramax
SBI Hercules	2016	64,000	Ultramax
SBI Perseus	2016	64,000	Ultramax
SBI Hermes	2016	61,000	Ultramax
Total Ultramax		1,177,000
Aggregate Owned DWT		2,329,000

Time chartered-in vessels
In the first quarter of 2016, we have agreed with the charterers to terminate four time chartered-in contracts for a one-time payment of $10 million. The termination is effective March 19, 2016, and the vessels will be returned on such date. These four vessels are not reflected in the table below.

Vessel Type	Year Built	DWT	Where Built	Daily Base Rate	Earliest Expiry
Kamsarmax	2012	82,000	South Korea	$15,500	30-Jul-17	(1)
Panamax	2004	77,500	China	$14,000	03-Jan-17	(2)
Supramax	2008	58,000	China	$12,250	12-Jun-16	(3)
Aggregate Time Chartered-in DWT		217,500

(1)
This vessel has been time chartered-in for 39 to 44 months, with such term to be determined at the Company’s option at $15,500 per day. The Company has the option to extend this time charter for one year at $16,300 per day. The vessel was delivered on April 23, 2014.

(2)
This vessel has been time chartered-in for 32 to 38 months, with such term to be determined at the Company’s option at $14,000 per day. The agreement also contains a profit and loss sharing provision whereby, commencing upon the termination of the time charter-in agreement, we split all of the vessel’s profits and losses with the vessel’s owner for a period of two years.  The vessel was delivered on May 3, 2014.

(3)
This vessel has been time chartered-in for 21 to 25 months, with such term to be determined at the Company’s option at $12,250 per day. The Company has the option to extend this time charter for one year at $13,000 per day. The vessel was delivered on September 13, 2014.

Newbuilding Program
Drybulk Vessels Under Construction
14 of the drybulk vessels in our Newbuilding Program are currently scheduled to be delivered in 2016 and two are currently scheduled to be delivered in 2017.

Kamsarmax Vessels
	Vessel Name	Expected Delivery	DWT	Shipyard

1	Hull 1093 - TBN SBI Twist	Q2-16	82,000	Yangzijiang
2	Hull S1726A - TBN SBI Zumba	Q3-16	82,000	Hudong
3	Hull S1231 - TBN SBI Macarena	Q4-16	82,000	Hudong
4	Hull S1735A - TBN SBI Parapara	Q4-16	82,000	Hudong
5	Hull S1736A - TBN SBI Mazurka	Q4-16	82,000	Hudong
6	Hull S1232 - TBN SBI Swing	Q1-17	82,000	Hudong
7	Hull S1233 - TBN SBI Jive	Q2-17	82,000	Hudong
	Aggregate Kamsarmax Newbuilding DWT		574,000

Ultramax Vessels
	Vessel Name	Expected Delivery	DWT	Shipyard
1	Hull 1907 - TBN SBI Hera	Q2-16	60,200	Mitsui
2	Hull 1906 - TBN SBI Zeus	Q2-16	60,200	Mitsui
3	Hull 1911 - TBN SBI Poseidon	Q3-16	60,200	Mitsui
4	Hull 1912 - TBN SBI Apollo	Q3-16	60,200	Mitsui
5	Hull NE194 - TBN SBI Hyperion	Q2-16	61,000	Nacks
6	Hull NE195 - TBN SBI Tethys	Q2-16	61,000	Nacks
7	Hull CX0655 - TBN SBI Samson	Q4-16	64,000	Chengxi
8	Hull CX0613 - TBN SBI Phoebe	Q3-16	64,000	Chengxi
9	Hull CX0656 - TBN SBI Phoenix	Q4-16	64,000	Chengxi
	Aggregate Ultramax Newbuilding DWT		554,800
	AGGREGATE DRYBULK		1,128,800

(1)
As used in the table above, “Yangzijiang” refers to Jiangsu Yangzijiang Shipbuilding Co. Ltd., “Hudong” refers to Hudong-Zhonghua Shipbuilding (Group) Co., Inc., “Mitsui” refers to Mitsui Engineering & Shipbuilding Co. Ltd., “Nacks” refers to Nantong COSCO KHI Ship Engineering Co., Ltd., and “Chengxi” refers to Chengxi Shipyard Co., Ltd.

Employment of Our Fleet
We typically operate our vessels in spot market-oriented commercial pools, in the spot market or, under certain circumstances, on time charters.
Spot Market-Oriented Commercial Pools
To increase vessel utilization and thereby revenues, we participate in commercial pools with other shipowners with similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial managers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. The managers of the pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance vessel utilization rates for pool vessels by securing backhaul voyages, which is when cargo is transported on the return leg of a journey, and contracts of affreightment, or COAs, thus generating higher effective time charter equivalent, or TCE, revenues than otherwise might be obtainable in the spot market, while providing a higher level of service offerings to customers.
All of our chartered-in vessels and owned vessels are employed in a spot market-oriented commercial pool managed by our commercial manager, or a Scorpio Group Pool, which exposes us to fluctuations in spot market charter rates. In addition, we expect that each of the drybulk vessels in our Newbuilding Program, following their delivery to us, will be employed in a Scorpio Group Pool. Our vessels participate in the Scorpio Group Pools under the same contractual terms and conditions as the third party vessels in the pool. Each pool aggregates the revenues and expenses of all of the pool participants and distributes the net earnings calculated on (i) the number of pool points for the vessel, which are based on vessel attributes such as cargo carrying capacity, fuel consumption, and construction characteristics, and (ii) the number of days the vessel operated in the period. SCM, a Monaco corporation controlled by the Lolli-Ghetti family of which our co-founder, Chairman and Chief Executive Officer is a member, is responsible for the administration of the pool and the commercial management of the participating vessels, including marketing the pool, negotiating charters, including voyage charters, short duration time charters and COAs, conducting pool operations, including the distribution of pool cash earnings, and managing bunker (fuel oil) purchases, port charges and administrative services for the vessels. SCM, as operator of the Scorpio Group Pools, charges $300 a day for each vessel, whether owned by us or chartered-in, plus a 1.75% commission on the gross revenues per charter fixture, which commission has been temporarily reduced for all our vessels in our fleet. See “-Management of our Business” below.
The pool participants remain responsible for all other costs including the financing, insurance, manning and technical management of their vessels. The earnings of all of the vessels are aggregated and divided according to the relative performance capabilities of the vessel and the actual earning days each vessel is available.

Spot Market
A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under spot market voyage charters, we pay specific voyage expenses such as port, canal and bunker costs. Spot charter rates are volatile and fluctuate on a seasonal and year-to-year basis.
Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Vessels operating in the spot market generate revenue that is less predictable than those under time charters, but may enable us to capture increased profit margins during periods of improvements in drybulk vessel charter rates. Downturns in the drybulk industry would result in a reduction in profit margins.
Time Charters
Time charters give us a fixed and stable cash flow for a known period of time. Time charters also mitigate in part the volatility and seasonality of the spot market business, which is generally weaker in the second and third quarters of the year. We currently do not employ any vessels on time charter, but in the future, we may opportunistically look to employ additional vessels under time charter contracts should rates become more attractive. We may also enter into time charter contracts with profit sharing agreements, which enable us to benefit when the spot market rates increase.
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
SCM’s services include securing employment for our vessels in the spot market or on time charters. SCM also manages the Scorpio Group Pools in which our vessels are employed. For commercial management of any of our vessels that does not operate in one of these pools, we pay SCM a daily fee of $300 per vessel, plus a 1.75% commission on the gross revenues per charter fixture. The Scorpio Group Pool participants, including us and third-party owners, are each expected to pay SCM a pool management fee of $300 per vessel per day, plus a 1.75% commission on the gross revenues per charter fixture. Effective November 20, 2014, SCM has agreed to reduce with respect to our vessels, the 1.75% commission to 1.00% until the first day on which the closing price of our common shares is not less than $117.00 per share, adjusted to include all equity restructurings and authorized dividends paid on our share capital.
SSM’s services include providing technical support, such as arranging the hiring of qualified officers and crew, supervising the maintenance and performance of vessels, purchasing supplies, spare parts and new equipment, arranging and supervising drydocking and repairs, and monitoring regulatory and classification society compliance and customer standards. We will pay SSM an annual fee of $200,000 per vessel to provide technical management services for each of our owned vessels. In addition, representatives of SSM, including certain subcontractors, provide us with construction supervisory services while our vessels are being constructed in shipyards. For these services, we compensate SSM for its direct expenses, which can vary between $200,000 and $500,000 per vessel. Please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Commercial and Technical Management Agreements” for additional information.
Administrative Services Agreement
We have entered into an Administrative Services Agreement with SSH for the provision of administrative staff, office space and accounting, legal compliance, financial and information technology services. SSH is a company affiliated with us. The services provided to us by SSH may be sub-contracted to other entities within the Scorpio Group. Pursuant to the Administrative Services Agreement, we reimburse SSH for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. We also pay SSH a fee for arranging vessel acquisitions, including newbuildings, which is payable in our common shares. The amount of common shares payable is determined by dividing $250,000 by the market value of our common shares based on the volume weighted average price of our common shares over the 30 trading day period immediately preceding the contract date of a definitive agreement to acquire any vessel. In November 2014, SSH has agreed to waive its fee on vessel acquisitions contracted after November 20, 2014, until the first day on which the closing price of our common shares is not less than $117.00 per share, adjusted to include all equity restructurings and authorized dividends paid on our share capital. As of the date of this annual report, we issued an aggregate of 143,035 common shares to SSH in connection with the deliveries of eight of our newbuilding vessels, and expect to issue an additional 37,681 common shares to SSH throughout the deliveries of the remaining vessels in our Newbuilding Program.
SSH has agreed with us not to own any drybulk carriers greater than 30,000 dwt for so long as the Administrative Services Agreement is in full force and effect. This agreement may be terminated by SSH after the third anniversary of our initial public offering upon 12 months’ prior written notice.
Recent and Other Developments
Fleet and Newbuilding Program Updates
During the period from January 1, 2016 through February 29, 2016, we took delivery of the following newbuilding vessels:

•	SBI Sousta, a Kamsarmax vessel, was delivered from Hudong-Zhonghua (Group) Co., Ltd.

•	SBI Behike, a Capesize vessel was delivered from Daehan Shipbuilding Co., Ltd. (1)

•	SBI Rock, a Kamsarmax vessel, was delivered from Jiangsu Yangzijiang Shipbuilding Co., Ltd.

•	SBI Monterrey, a Capesize vessel, was delivered from Daehan Shipbuilding Co., Ltd. (1)

•	SBI Achilles, an Ultramax vessel, was delivered from Imabari Shipbuilding Co., Ltd.

•	SBI Montecristo, a Capesize vessel, was delivered from Sungdong Shipbuilding & Marine Engineering Co., Ltd. (1)

•	SBI Lambada, a Kamsarmax vessel, was delivered from Hudong-Zhonghua (Group) Co., Ltd.

•	SBI Hercules, an Ultramax vessel, was delivered from Imabari Shipbuilding Co., Ltd.

•	SBI Reggae, a Kamsarmax vessel, was delivered from Hudong-Zhonghua (Group) Co., Ltd.

•	SBI Perseus, an Ultramax vessel, was delivered from Chengxi Shipyard Co., Ltd.

•	SBI Aroma, a Capesize vessel, was delivered from Sungdong Shipbuilding & Marine Engineering Co., Ltd. (1)

•	SBI Hermes, an Ultramax vessel, was delivered from Imabari Shipbuilding Co., Ltd

(1)	Vessel sold subsequent to delivery.
During the period from January 1, 2016 to February 29, 2016, we reached agreements, in principle, with shipyards to delay the delivery of two Ultramax vessels and six Kamsarmax vessels under construction by approximately six months each. These vessels, previously expected to be delivered between March 2016 and September 2016, are now expected to be delivered between September 2016 and April 2017.
During the period from January 1, 2016 to February 29, 2016, we sold the three vessels and four vessels under construction that were classified as held for sale as of December 31, 2015.
In the first quarter of 2016, we reached agreements with our charter counterparties to terminate four time chartered-in contracts for a one-time payment of $10 million in aggregate. The termination is effective March 19, 2016, and the vessels will be returned on such date.
As of February 29, 2016, we have agreements to time charter-in three drybulk vessels as described above. Please see “—Our Fleet” above for information about our fleet.
Fleet Financing Update and Credit Facility Amendments
As of the date of this annual report, we have credit facility agreements in place for the partial funding of all of the 49 vessels in our fleet.
Between September 30, 2015 and October 30, 2015, we reached agreements with our lenders to amend each of our loan facilities such that the interest coverage ratio, as defined in each agreement, will not be applicable until the first quarter of 2017, at which point the ratio will be 1.00 to 1.00 and will be calculated on a year-to-date basis for calendar year 2017. Prior to these amendments, the interest coverage ratio was applicable from the third quarter of 2015 and onwards.
In addition, we agreed in principle with our lenders to amend each of our credit facilities to reduce the minimum cash liquidity covenant to the greater of $25.0 million or $700,000 per owned vessel. In connection with these amendments, we will prepay $41.2 million in aggregate of principal installments on our credit agreements and will not be required to resume making any principal installments on such facilities until 2018.

$10.9 Million Upsize to our $42.0 Million Credit Facility
On February 15, 2016, we increased the amount available under our $42.0 Million Senior Secured Credit Facility by $10.9 million. The proceeds of the upsized commitment financed a portion of the purchase price of one Ultramax vessel that was delivered to us during the third quarter of 2015. On February 17, 2016, we drew down $10.3 million on this facility.

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
Seasonality
We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter to quarter volatility in our operating results. The drybulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months may disrupt vessel scheduling and supplies of certain commodities. As a result, revenues of drybulk carrier operators in general have historically been weaker during the fiscal quarters ended June 30 and September 30, and, conversely, been stronger in fiscal quarters ended December 31 and March 31. This seasonality may materially affect our operating results and cash available for dividends.
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
In 2015, total international seaborne drybulk trade is provisionally estimated to have reached a new annual record of 4.18 billion tonnes. This was up by a marginal 0.4% from 2014 and by an estimated 26.2% from the 2010 level. With the exception of

2009 when the global economy was in recession, seaborne drybulk trade has recorded positive annual growth in every year since 1998. While the 2015 trade estimates will be subject to revision as final trade statistics become available, estimates outlined in the table below indicate that last year’s increase in seaborne trade was unevenly distributed between the various cargo types and below the compound annual average growth rate, or CAGR, for the five years to 2015.
World Seaborne Drybulk Trade
(million tonnes)

Cargo/Year	2010	2011	2012	2013	2014	2015	2010-15% Growth	CAGR
Major Bulks	2327	2467	2609	2823	2993	2981	28%	5%
Iron Ore	1036	1107	1138	1256	1391	1415	37%	6%
Coal	960	1022	1118	1198	1179	1121	17%	3%
Grains	332	338	353	369	423	445	34%	6%
Minor Bulks	990	1065	1116	1173	1180	1204	22%	4%
Total	3317	3532	3725	3996	4172	4185	26%	5%
Totals may not add due to rounding
Cargo Types
Iron ore: The key raw material for steelmaking, iron ore trade surged on the back of unprecedented Chinese import demand to be the single largest seaborne drybulk cargo, with annual volumes expanding more than three-fold between 2000 and 2014 to 1,391 million tonnes, or Mt. Last year saw the sequence of annual increases extended to 14 years, but at the slowest rate over the entire period with an estimated 1.7% rise to 1,415 Mt. This was achieved in spite of a decrease in world steel production, lifting the 2015 annual iron ore trade volume 36.6% above the corresponding total in 2010. In addition to China, which as described elsewhere in this section has become the dominant importer accounting for approximately two-thirds of seaborne imports in 2015, the main import markets for iron ore are Japan, Western Europe and South Korea. Exports are dominated by Australia and Brazil, which together account for over 80% of the seaborne market with a large majority of their cargoes carried by Capesize vessels given the favorable unit economies. This market share has increased from 71% in 2010, chiefly due to the introduction of additional Australian export capacity. Other iron ore exporters include Canada, India and South and West Africa.
Coal: At an estimated 1,121 million tonnes in 2015, global seaborne coal trade declined by almost 5.0% from its 2014 level and represented a second consecutive year of decline. This contrasted with a CAGR of 3% for the entire five year period from 2010 to 2015. Coal trade is comprised of two main categories: (1) steam coal (which is chiefly used for electricity generation, but also by industrial users, such as the cement industry) and (2) coking coal (a key input for blast furnace steelmaking). Although the import market for coal has been traditionally dominated by import demand from Japan and Western Europe, the last decade has seen China and India emerge as key importers of both categories of coal.
The leading exporter of coking coal is Australia, followed by the United States and Canada. Indonesia is the largest exporter of steam coal, ahead of Australia, the former Soviet Union, Colombia, South Africa and the United States. Between 2005 and 2013 China was transformed from a major steam coal exporting nation to the single largest importer, such was the strength of the country’s domestic demand for power generation. 2014 did, however, see China record its first annual fall in steam coal imports since 2008, against the background of an oversupplied domestic coal market and government intervention to restrict imports. The rate of decline quickened in 2015, but China was still the world’s third largest importer of coking and steam coal. India was the single largest importer in 2015, even though its annual volumes experienced a net decline after five to ten years of rapid growth. Japan, South Korea and Taiwan, together with Western Europe, remain major import markets, while Latin America and South East Asia have grown in importance as coal import generators. Although investments in new port facilities have enabled the participation of Capesize vessels in the Asia-led coal trade growth in recent years, it has chiefly benefitted demand for Panamax and Handymax type vessels.
Grains: Seaborne grain trade is comprised of wheat, coarse grains (corn, barley, oats, rye and sorghum) and soybeans/meal, which together totaled an estimated new record of 445 Mt in 2015. This was up by 5% on 2014 and close to the CAGR for 2010 to 2015. In addition, the grain trades remain an important source of freight market volatility due to both the seasonality of export flows and year-on-year variations in crop surpluses and deficits.
Soya is the largest of the three main categories of grain trade with Brazil, the United States and Argentina as the leading export countries. The principal markets are in Europe and Far East Asia with China being the world’s single largest soybean importer. Shipments are dominated by Panamax and Handymax vessels. Wheat and coarse grains are also primarily carried by mid-size vessels with the United States, Canada, Russia, Ukraine, Argentina, Brazil, Australia and the European Union as the main exporting regions. In addition to Far East Asia and Europe, the Middle East, Africa and Latin America are all significant import markets.
Minor Bulks: A diversity of cargo types are covered under this heading with different sets of demand drivers. Nevertheless, together at approximately 1.2 billion tonnes per annum these trades represent a major source of employment for the smaller Handysize and Handymax vessels. Several minor bulk cargoes, including steel products, suffered an especially severe decline in trade volumes during the global financial crisis, but steel trade volumes have since rebounded to record levels and supported an estimated new high for total minor bulk cargoes in 2015. Recent growth in world steel trade has been led by surging steel exports from China, which totaled 112.4 Mt in 2015, compared with 62.3 Mt in 2013.
Another key development in the minor bulk trades over recent years has been the loss of Indonesian bauxite and nickel ore cargoes, following the government’s restrictions on exports of unprocessed mineral ores from January 2014. From a combined 121 Mt in 2013 Indonesian exports of these two cargoes were zero in 2015. The absence of Indonesian supplies, together with limited alternative cargoes from other sources, has been a restraint on minor bulk trade. Bauxite trade did benefit from a sharp increase in exports from Malaysia in 2015, but in early 2016 the Malaysian government announced a temporary suspension of domestic bauxite mining. The estimated CAGR for minor bulk trade volumes for the period from 2010 to 2015 was 4%.
Demand for Drybulk Shipping
Drybulk trade is a function of levels of a) economic activity, b) the industrialization/urbanization of developing countries, c) population growth (plus changes in dietary habits) and d) regional shifts in cargo supply/demand balances (for example, due to the development of new export/import capacity or depletion/development of mineral reserves). The distances shipped chiefly reflect regional commodity surpluses and deficits. Generally, the more concentrated the sources of cargo supply, the greater the average distance shipped.
Ship demand is determined by the overall volumes of cargo moved and the distance that these are shipped (i.e. tonne-mile demand), as well as changes in vessel efficiency. These changes may be caused by such factors as (1) vessel speed (which will change in response to movements in fuel costs and freight market earnings); (2) port delays (which have been a common occurrence in the last 15 years as inland and port logistics in several key export areas struggled to meet surging global demand) and (3) laden to ballast ratios (that is, how much time vessels spend sailing empty on re-positioning voyages). Ballasting has also been on the increase over the last 10 to15 years due to the widening imbalance in cargo flows between the Atlantic and Pacific Basins).
World seaborne drybulk trade followed a steady underlying upward trend during the 1980s and 1990s. The CAGR in the major drybulk cargoes over this period was an estimated 2.5%, before accelerating sharply to 6.3% in the decade from 2000 to 2009 and being sustained at an estimated 5.8% between 2010 and 2015.
The growth in drybulk trade volumes in the 15 years preceding 2014 was primarily due to the rapid industrialization and urbanization of China. From approximately 130 Mt in 2000, Chinese drybulk imports had increased more than ten-fold by 2014, as illustrated in the chart below. Such an expansion was facilitated by investments in new mining and port facilities in key exporting areas around the world in response to Chinese-driven rises in commodity prices from 2004 to 2011.
The table below provides a more detailed comparison of China’s drybulk imports from 2010 and 2015 and shows a net decline from 2014 to 2015. This was the first annual fall in aggregate volumes since 1998 and was primarily due to sharp reductions in coal imports. Chinese imports of iron ore and grain both rose to new annual records in 2015.
Iron ore has been the leading source of growth in Chinese drybulk imports over the last five years. The 334 Mt increase in iron ore imports between 2010 and 2015 reflects not only increases in domestic steel production (and, therefore, iron ore consumption) to meet the needs of an industrializing and urbanizing economy, as well as record exports of steel products, but also the substitution of higher-quality imported iron ore for lower-quality domestic supplies. In 2015, when Chinese steel production recorded a net decline, import growth was driven entirely by the displacement of domestically mined iron ore.
Growth in China’s iron ore trades has mainly been to the benefit of Capesize vessels, hauling cargoes from West Australia and Brazil. Australia and Indonesia are the primary sources of Chinese coal imports, while in the grain trades increased Chinese demand for soybeans from Latin America and the United States has boosted tonne-mile demand for Panamax and Supramax vessels.
Indonesia had been the dominant supplier of bauxite and nickel ore to China until January 2014’s export restrictions. With Chinese buyers struggling to find alternative supplies from elsewhere, the country’s nickel ore imports fell to 35.2 Mt in 2015 from a peak of 71.2 Mt in 2013. By contrast, after falling from 71.6 Mt in 2013 to 36.5 Mt in 2014, China’s bauxite imports rebounded to 56.1 Mt in 2015, boosted by rising domestic demand and increased cargo availability from Malaysia (where the government has recently introduced mining restrictions).
Chinese Drybulk Imports (Million Tonnes)

	2010	2014	2015	CAGR
Iron Ore	619.1	932.9	953.3	+9%
Steel Products	17.0	14.6	12.8	-5%
Coal*	185.1	291.4	204.2	+2%
Bauxite/Alumina	34.5	41.8	60.8	+12%
Grains	62.1	90.6	114.4	+13%
Fertilizer	7.2	9.6	11.2	+9%
Other**	79.5	122.5	112.9	+7%
Total of above	1,004.5	1,503.4	1,469.6	+8%
* Includes lignite, which is excluded from SSY’s estimates for seaborne coal trade and categorized as a minor bulk.
** Includes mineral ores (e.g. nickel), pulp/woodchip and petroleum coke. Source: Chinese Customs
Outside of China, most of the additional growth in drybulk cargo import demand during the past five years has been generated by other Asian economies. For example, Indian coal imports are estimated to have risen from 110 Mt in 2010 to 224 Mt in 2014 and 215 Mt in 2015, reflecting the strength of demand from electricity generators and the cement and steel industries. Although India has added several Capesize coal import terminals in recent years, a majority of the coal cargoes arriving in the country are shipped by Supramax, Panamax and Kamsarmax vessels. More established Asian import markets, such as Japan and South Korea, have also contributed to the region’s import growth with their combined imports of coal and iron ore increasing by an estimated 36 Mt between 2010 and 2015.
In contrast, European mineral imports have staged only a partial recovery from their cyclical lows in 2009 and have remained below their 2007 totals, partly due to persistently slow economic growth in the eurozone and changes in the region’s energy mix away from coal. Consequently, Far East Asia’s share of world seaborne major bulk imports is estimated to have climbed above 75% from approximately 60% in the middle of the last decade and 50% to 55% in 2000.
As a result, the fastest drybulk trade growth has been seen within the Pacific Basin, which has been supplemented by increases in fronthaul trade from the Atlantic to the Pacific (chiefly iron ore on Capesize vessels and grains on Panamaxes and Supramaxes).

Seaborne Dry Bulk Trade
Iron Ore
Coal
Grain
Minor Bulks
Annual average growth 2000-2015 = 5.1%
Annual average growth 1990-1999 = 2.1%
Million tonnes
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015(e)

Chinese Dry Bulk Imports by Main Cargo Category
All Others
Grains
Total coal
Iron Ore
"Other" comprises steel products, bauxite/alumina, petcoke, pulp/woodchip, fertilizers, ferrous scrap, nickel, copper, chrome and manganese ores
Source: Chinese Customs/SSY
million tonnes
1,600
1,500
1,400
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Fleet
The cargoes outlined above are predominantly carried by drybulk carriers of more than 10,000 dwt. Drybulk carriers are single-decked ships that transport dry cargoes in “bulk” form (loose within cargo holds, rather than in bags, crates or on pallets). As of the end of December 2015, the total fleet of 10,000+ dwt drybulk carriers numbered approximately 10,269 vessels of 766.2 million deadweight tonnes, or Mdwt.
This fleet is divided into four principal size segments: Handysize (10,000-39,999 dwt), Handymax (40,000-64,999 dwt), Panamax (65,000-99,999 dwt) and Capesize (100,000+ dwt). Aside from size, the main distinction between drybulk vessel types is whether they are geared (that is, equipped with cranes for loading/discharge) or gearless. The main characteristics of these four vessel types are summarized below, while the accompanying table summarizes the current structure of the fleet by age and size. It shows that in terms of deadweight capacity, the Capesize sector is the largest with 40.4% of the end-December 2015 total, followed by Panamaxes at 25.4%, Handymaxes at 22.9% and Handysizes at 11.3%.
Handysize (10,000-39,999 dwt): These ships carry the widest range of cargoes of any drybulk size segment and are the most dependent on the minor bulks for employment. They are usually equipped with cargo-handling gear (cranes or derricks) and are widely used on routes to and from draft-restricted ports that a) cannot receive larger ships and b) often lack their own land-based cargo-handling equipment. Many such loading or discharge facilities are located in the developing nations. Due to the limited economies of scale that these vessels offer, compared to larger tonnage vessels, many of these ships are extensively employed on intra-regional, shorter-haul trades. Special designs of ship are associated with the carriage of such cargoes as steel products and logs (“open-hatch” and “log-fitted” vessels); while some variants also exist in terms of cargo-handling equipment, such as “grab-fitted” tonnage possessing scoops that facilitate easier unloading of certain cargo types.
Handymax (40,000-64,999 dwt): This segment of the drybulk carrier fleet contains three distinct sub-categories - the traditional Handymax size (40,000-49,999 dwt), the Supramax size (50,000-59,999 dwt) and the Ultramax size (60,000-64,999 dwt. There are some Ultramax newbuilding designs of above 65,000 dwt, but as these are much fewer in number than existing gearless vessels of 65-69.9 kdwt, they currently fall in SSY’s Panamax size range). Despite their increased size, these vessels retain a high degree of trading flexibility as their cargo gear enables them to load and/or discharge at ports with limited facilities. They are more widely deployed on longer-haul routes than Handysizes (due to the greater scale economies that they offer). Whereas the traditional Handymax types have gained market share from the sub-40,000 dwt fleet of Handysizes over the past 20 years, the new generation of Supramax and Ultramax vessels are also competing for business on Panamax routes (such as grains from Latin America).
Panamax (65,000-99,999 dwt): The strict definition of a Panamax bulk carrier is a ship able to transit the Panama Canal fully laden; however, in recent years this definition has become blurred as (1) only a minority of the vessels in this size range pass through the Panama Canal in any 12-month period and (2) shipyards have developed new designs in anticipation of the Panama Canal’s expanded dimensions from 2016 onwards. At present, the Panama Canal can accommodate ships of maximum beam (i.e.

extreme vessel breadth) of 32.3m, maximum length overall (LOA) of 294.1m and maximum draft of 12m tropical fresh water (“TFW”). After the enlargement, which is scheduled to be operational from the second quarter of 2016, these limits will increase to 49m beam, 366m LOA and 15.2m TFW draft. For these reasons our fleet definition stretches from 65,000 to 99,999 dwt, encompassing three main sub-types: traditional Panamaxes (70,000-79,999 dwt), Kamsarmaxes (82,000 to 83,000 dwt, which are currently the largest bulk carrier to transit the Panama Canal fully laden) and post-Panamaxes (85,000-99,999 dwt). The baseload demand for these vessel types is provided by coal and grain cargoes, although Panamax vessels also participate in a number of other trades (including iron ore, bauxite and fertilizers). Only a small minority of vessels in this size range are equipped with cargo gear as most of the ports served have well developed cargo loading or discharge terminals.
Capesize (100,000+ dwt): These ships are almost exclusively deployed in the iron ore and coal trades, which benefit most from their scale economies. There are three main sub-types: small Capes (100-119,999 dwt), standard Capes (160-209,999 dwt, which are mainly concentrated between 170,000 dwt and 180,000 dwt but also include Newcastlemaxes of 200-209,999 dwt) and Very Large Ore Carriers (220,000 dwt and above).
Drybulk Carrier Fleet by Size/Age (Million Dwt):
As at mid-March 2015

Built/Dwt	10-39,999	40-64,999	65-99,999	100,000+	Total
Pre-1991	7.3	4.9	3.5	3.3	18.9
1991-95	3.8	7.0	8.3	22.7	41.8
1996-00	8.7	14.0	20.6	19.0	62.6
2001-05	8.4	22.6	27.7	30.0	88.8
2006-10	20.8	45.6	42.2	89.6	198.2
2011-15	37.7	81.4	92.5	144.8	356.4
Total Fleet	86.6	175.4	194.8	309.4	766.2
Average Age	10 Yrs	8 Yrs	8 Yrs	7 Yrs	8 Yrs
Totals may not add due to rounding
Ownership
Unlike other specialist areas of the world shipping fleet, ownership in the drybulk segment is highly fragmented, with SSY’s database showing approximately 2,000 different owners. The largest 50 owners account for approximately 35% of the fleet in terms of deadweight carrying capacity, but this includes a large number of Chinese-flagged vessels that will trade on domestic, as well as international, routes.
While such analysis will tend to understate levels of market concentration, due to the operation of vessel pools and chartered in fleets, the drybulk segment is sufficiently competitive to ensure that vessel spot market earnings are extremely responsive to fluctuations in the supply/demand balance - both globally and regionally.
Supply of Drybulk Shipping
The supply of drybulk carriers is fundamentally determined by the delivery of new vessels from the world’s shipbuilding industry and the removal of older vessels, mainly through demolition.
Newbuilding deliveries not only reflect the demand from shipowners for new tonnage, but also available shipyard capacity. Following a sharp upswing in demand for new vessels in all of the main sectors of the commercial shipping industry during the last decade, and an accompanying rise in shipbuilding prices to record levels in 2007 to 2008, there was a massive China-led expansion in world shipbuilding capacity. In the case of the drybulk sector, annual newbuilding deliveries surged from 24.4 Mdwt in 2008 (and an average of 19.1 Mdwt p.a. in 2000-07 inclusive) to 44.3 Mdwt in 2009, 79.4 Mdwt in 2010 and a peak of 100.0 Mdwt in 2012.
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
There was, however, a revival in drybulk carrier newbuilding investments during 2013, which continued into 2014 and reversed the downward trend in the newbuilding orderbook. These orders were focused on new, more fuel efficient ship designs, for which shipyard descriptions offer significantly lower fuel consumption compared with existing vessels through a combination of new technology main engines and refinements of hull forms.
The rising costs of bunker fuels over the period 2004 to 2012 are illustrated in the accompanying chart, which is based on the Supramax vessel specifications used by the Baltic Exchange (that is, 30 tonnes (380cst) per day at 14.0 knots laden/14.5 knots ballast) and estimated bunker prices in Singapore. This shows an increase at sea, at full speed, from approximately $5,400 per day in 2004 to approximately $20,000 per day in 2012. Reflecting the general decline in world oil prices, there has been a sharp reduction in bunker fuel costs since September 2014 to an annual average of approximately $8,700 per day in 2015 and $4,800 per day in January 2016 in the case of our Supramax example. We would also stress that (1) there is a wide variance in individual vessel fuel consumptions, even within the same size segments, and (2) that, as described earlier in this section, vessels have been operating at slower speeds in order to lower their daily fuel consumption and costs.
Reflecting the increased ordering of more fuel efficient vessels, there was a small net increase in drybulk carrier newbuilding deliveries in 2015 to 48.6 Mdwt.
The accompanying table summarizes the confirmed drybulk carrier orderbook at end of December 2015, by vessel size and scheduled year of delivery. These delivery dates can be subject to delay with actual deliveries in recent years significantly lagging scheduled totals. For example, 2015 deliveries were an estimated 39% below the scheduled total as of January 1, 2015, which compared with a corresponding average rate of slippage from scheduled delivery dates in the previous five years of approximately 30.5%. At an estimated 120.2 Mdwt, the total tonnage on order at the end of 2015 represented approximately 16.0% of the existing fleet. This was the lowest end-year share since 2003 and compares with end-year highs of 56.5% in 2007, 57.2% in 2009 and 67.3% in 2008, as illustrated in the accompanying chart.
Drybulk Carrier Newbuilding Orderbook by Size Range (Million Dwt):
As at mid-March 2015

Delivery	10-39,999	40-64,999	65-99,999	100,000+	Total
2016	7.9	24.7	18.2	37.9	88.6
2017	3.0	6.6	7.5	8.2	25.4
2018	0.9	1.2	1.3	1.3	4.7
2019+	0.4	0.4	0.2	0.5	1.5
Total	12.2	32.9	27.2	55.2	120.2
% of Fleet	14.1%	18.8%	14.0%	15.5%	15.7%
Totals may not add due to rounding

End Year Orderbook Development:
Million Dwt and as Percentage % of Existing Fleet
Orderbook
% Total Fleet
Million Dwt
Percentage of Total Fleet
300
250
200
150
100
50
0
80%
70%
60%
50%
40%
30%
20%
10%
0%
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Baltic Exchange Type Supramax (52,454 dwt) Fuel Costs at Sea:
Full Speed Basis
$/Day
24,000
20,000
16,000
12,000
8,000
4,000
0
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
Jan-16

Typically drybulk carriers are scrapped between the ages of 25 and 30 years, but the removal of vessels of 20 to 24 years is common during periods of freight market weakness (especially in the larger sizes) and there have also been examples from the fleet’s 15 to 19 year old component. In 2015, the average age of Handysize vessels scrapped was 29 years, for Handymax it was 26 years, for Panamax it was 22 years and for Capesize it was 21 years. During January 2016 the corresponding averages were 32 years for Handy, 25 years for Handymax, 21 years for Panamax and 20 years for Capesize. However, demolition is not simply a function of the fleet’s age profile. Several factors will influence an owners’ decision on whether to scrap older vessels, notably (1) actual and anticipated returns from the charter market, (2) the relative running costs of the vessel, (3) prospective expenditure at classification society surveys and (4) the secondhand re-sale value (to the extent it provides a premium to scrap). For much of the decade of 2000 to 2009, returns from the drybulk charter markets supported continued investment in vessel life extension and scrapping volumes fell to minimal levels. This, however, ensured an accumulation of older tonnage in the fleet and, as a result, demolition proved extremely responsive to a deterioration in freight market conditions. For instance, deletions from the drybulk fleet rose from 3.6 Mdwt in 2008 to 14.7 Mdwt in 2009 and a new annual record of 35.4 Mdwt in 2012. Deletions dropped to an estimated annual total of 22.4 Mdwt in 2013 and were followed by a further decrease to 15.7 Mdwt in 2014. However, 2015 saw a sharp rebound in drybulk carrier demolition activity with total annual deletions of 29.5 Mdwt.
As the accompanying chart illustrates, historically high levels of ship demolition contributed to a marked slowdown in the rate of drybulk carrier net fleet growth last year, to 2.6% from 4.5% in 2014, 5.8% in 2013 and an average of 12.7% per annum between 2009 and 2012.
Demolition has also contributed to the uneven development of drybulk carrier fleet supply over the past 5 to 6 years. In particular, the removal of older Handysize vessels, combined with the relatively modest newbuilding program in this sector compared with the other sizes, ensured that the 10,000-39,999 dwt fleet grew at an estimated CAGR of 1.8% between 2010 and 2015, compared with 7.8% for 40,000-64,999 dwt Handymaxes, 9.7% for 65,000-99,999 dwt Panamaxes and 8.0% for 100,000+ dwt Capes. As a result, the Handysize sector’s share of total dwt capacity fell from an estimated 14.9% at the end of 2010 to 11.3% at the end of 2015. By contrast, the share accounted for by 65,000-99,999 dwt Panamaxes rose from 23.0% to 25.4% over the same period. The 100,000+ dwt Capesize sector also increased its share over the same period, from 39.5% to 40.4%, while the 40,000-64,999 dwt Handymax sector recorded a modest rise, from 22.6% to 22.9%.
Despite the demolition in recent years, there remained approximately 19 Mdwt of ships aged 25 years or older in the drybulk carrier fleet at the end of 2015 with a further 41.8 Mdwt aged 20 to 24 years and 62.6 Mdwt aged 15 to 20 years. The highest concentration of 20+ year old vessels was in the Handysize sector, accounting for 12.8% of dwt capacity in this size range at the end of 2015, compared with 6.8% of Handymaxes, 6.1% of Panamaxes and 8.4% of Capesizes.

Dry Bulk Carrier End Year Fleet by Size
Million Dwt
900
800
700
600
500
400
300
200
100
0
100,000+
65-99,999
40-64,999
10-39,999
Annual average growth 2001-05 = 4.4%
Annual average growth 2006-10 = 9.1%
Annual average growth 2011-15 = 7.5%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Charter Market & Freight Rates
The chartering of drybulk vessels can take several different forms, the most typical of which are summarized below.

a)	Single voyage (“spot”) charter
This involves the hire of a vessel for just one stipulated voyage, carrying a designated quantity of a named commodity. For most such charters, an individual ship is specified that will carry out the voyage to be undertaken. The terms of the agreement between the charterer and vessel owner usually define the port (or ports) of cargo loading and discharge, the dates between which the cargo is to be loaded and the cargo-handling terms. The vessel owner will receive from the charterer a mutually agreed payment (normally quoted as a US$ per ton freight rate). In return, the shipowner pays all voyage expenses (such as the costs of fuel consumed on the voyage, plus port expenses), all operating costs (such as insurance and crewing of the vessel), and capital expenses (such as the servicing of any mortgage debt on the ship).

b)	Contract of affreightment (“COA”)
Under a COA, the vessel owner and charterer agree to terms for the carriage of a designated volume of a given commodity on a specified route (or routes), with such shipments being carried out on a regular basis. The agreement does not normally identify an individual ship that will be used to fulfill its terms but includes more general specifications on the vessels to be used (e.g. maximum age). Under the terms of a COA, freight is normally paid on an agreed US$ per ton basis, with the vessel owner then meeting all voyage, operating and capital costs incurred in the execution of such a charter.

c)	Time charter
Under a time charter, the charterer takes the ship on hire for either (1) a trip between designated delivery and re-delivery positions or (2) for a designated period (for example, 12 months). The freight rate agreed between the shipowner and charterer is in terms of a daily hire rate (in US dollars), rather than as a US$ per ton figure. For longer-term period charters, this may escalate at a rate mutually agreed between vessel owner and charterer. Under the terms of such charters, the vessel owner meets the ship’s operating and capital costs, with the charterer paying all variable voyage expenses (mainly fuel costs, plus port and canal dues). In addition, and unless otherwise stipulated in the charter agreement, the period charterer is able to trade the vessel to and from whichever loading and discharge ports that they choose, carrying whichever cargoes they prefer.

d)	Bareboat charter
Under a bareboat charter, the vessel owner effectively relinquishes control of their ship to the charterer (usually for a period of several years). The shipowner receives an agreed level of remuneration (which may again escalate at a mutually agreed rate) for the duration of the charter and remains responsible for the vessel’s capital costs. In return, the charterer assumes total control of the vessel, thereby becoming responsible for operating the ship and meeting all costs of such operation (such as crewing, repairs and maintenance), as well as the direct voyage expenses incurred (such as fuel costs, port expenses, etc.) when it is trading.
Freight Rates
Freight rates are determined by the balance of tonnage demand and tonnage supply. Primarily as the result of record newbuilding deliveries, fleet utilization rates have dropped sharply from the peak levels of 2007, as illustrated by movements in key freight market indicators.
Given the diversity of routes and cargoes traded by the drybulk fleet, freight market measures tend to focus on average worldwide spot earnings (expressed in United States$/day). The most recognized of these measures are published on a daily basis by the Baltic Exchange in London. In addition to global averages for standard designs of Handysize (28,000 dwt), Supramax (52,454 dwt), Panamax (74,000 dwt) and Capesize (180,000 dwt) vessels, together with a number of component routes, the Baltic Exchange also publishes a daily composite index for the entire drybulk market (the BDI or Baltic Exchange Dry Index).
From its all-time high of almost 12,000 points in May 2008, just prior to the global financial crisis, the BDI fell to below 700 points in December of the same year. After partial recovery in 2009, negative pressure on freight markets returned under the weight of sustained fleet supply growth. At 920 points in 2012, the BDI’s annual average was a 26-year low. The corresponding 2013 level was 1,206 points and included the highest quarterly average for two years in the fourth quarter of 2013 (1,854 points) against the background of sharply reduced fleet supply growth and new peaks for drybulk trade.
Volatility remained a feature of drybulk spot markets in 2014 with the BDI ranging between 2,113 and 723 points, but its annual average of 1,105 points was below the corresponding 2013 level. Spot market weakness intensified in 2015, chiefly due to the sharp slowdown in drybulk trade growth, with the BDI’s annual average of 718 points the lowest since 1986. This was followed by new daily (317 points) and monthly (386 points) lows in January 2016, when weak global steel production, disruptions to cargo availability and lower bunker prices, together with negative seasonal factors, all contributed to the further weakening in the freight market.
The first of the accompanying charts traces developments in representative 12 month time charter rates for the four main sizes from January 2002 to the end of January 2016, encompassing the all-time highs in vessel earnings and the subsequent slump in rates. The second chart looks in more detail at developments since the beginning of 2010. It shows the Capesize-led rebound from mid-2013 to the first quarter of 2014 and subsequent slide to current depressed levels. These assessments are based on existing modern (that is, under ten years of age) vessels. Within these individual size ranges, period rates will vary according to such factors as vessel age, size, fuel consumption and yard of build.
Although both charts show the extent to which vessel earnings in the different size ranges move broadly in tandem, they also highlight that the sharpness of market rises and falls vary in degree. Those size groups that carry the narrowest range of cargoes - or which are employed on the least number of routes - tend to experience the greatest variations in charter rates. Hence, in the drybulk shipping sector, earnings of Capesizes have been prone to fluctuate to a far greater degree than those of smaller vessels (with their greater trading versatility, assisted by the cargo gear on these vessel types).

Dry Bulk Carrier 12-Month Period Charter Rates
Panamax 74k dwt
Supramax 52k dwt
Handysize 30k dwt
Capesize 170kdwt
$/Day
170,000
160,000
150,000
140,000
130,000
120,000
110,000
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Jul-15
Jan-16

Dry Bulk Carrier 12-Month Period Charter Rates
$/Day
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Jan-10
Apr-10
Jul-10
Oct-10
Jan-11
Apr-11
Jul-11
Oct-11
Jan-12
Apr-12
Jul-12
Oct-12
Jan-13
Apr-13
Jul-13
Oct-13
Jan-14
Apr-14
Jul-14
Oct-14
Jan-15
Apr-15
Jul-15
Oct-15
Jan-16
Panamax 74k dwt
Supramax 52k dwt
Handysize 30k dwt
Capesize 170kdwt

Asset Values
In addition to the global balance between the demand for new vessels and available shipbuilding capacity, newbuilding prices are also influenced by changes in vessel construction costs, due to such factors as movements in steel plate prices or exchange rates against the US dollar in key shipbuilding nations (principally China, Japan and South Korea).
Panamax bulk carrier newbuilding prices in Japan peaked at $56 million in the third quarter of 2008 and subsequently fell to $29 million in the final quarter of 2012. By the end of 2013 Japanese prices had climbed to a 38-month high of $35 million, chiefly as the result of recovering newbuilding demand, and remained at similar levels through much of 2014. However, they entered a downward trend in 2015 and by January 2016 had fallen to $26.0 million, which equals the lowest level for Japanese Panamax newbuilding prices since 2003.
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
The accompanying charts compare the development of representative newbuilding, five and ten year old secondhand prices for Handysize, Handymax, Panamax and Capesize vessels since 2002. Individual vessel prices will vary according to such factors as specific size, age, cargo gear, yard of build and fuel consumption. Following the pattern of the charter markets, prices peaked between mid-2007 and mid-2008. Such was the shortage of shipbuilding capacity during that period, with a lengthening lead time between contracting and delivery, that demand for existing vessels with prompt delivery briefly created the abnormal situation where secondhand vessels were priced at a premium to newbuildings.
Consequently, the percentage decline in secondhand prices between 2008 and 2012 was more severe than for newbuildings. Prices showed a firmer trend from the beginning of 2013 to March 2014, during which time five year old values rose by an average of approximately 50%, led by a 60% to 70% increase in Capesize prices. The onset of generally weaker spot and period charter rates began to erode secondhand values during the latter months of 2014 and downward pressure intensified during 2015, sharply reducing prices over the course of the year. By the end of January 2016, Panamax five year old prices of approximately $12.0 million were at their lowest since the 1980s.

Handysize Bulk Carrier Representative Asset Values
5-year old
10-year old
Newbuild Japan
US$ million
$55
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
Jan-02
Apr-02
Jul-02
Oct-02
Jan-03
Apr-03
Jul-03
Oct-03
Jan-04
Apr-04
Jul-04
Oct-04
Jan-05
Apr-05
Jul-05
Oct-05
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07
Apr-07
Jul-07
Oct-07
Jan-08
Apr-08
Jul-08
Oct-08
Jan-09
Apr-09
Jul-09
Oct-09
Jan-10
Apr-10
Jul-10
Oct-10
Jan-11
Apr-11
Jul-11
Oct-11
Jan-12
Apr-12
Jul-12
Oct-12
Jan-13
Apr-13
Jul-13
Oct-13
Jan-14
Apr-14
Jul-14
Oct-14
Jan-15
Apr-15
Jul-15
Oct-15
Jan-16
Apr-16
Jul-16

Handymax/Supramax Bulk Carrier Representative Asset Values
5-year old
10-year old
Newbuild Japan
US$ million
$80
$70
$60
$50
$40
$30
$20
$10
$0
Jan-02
Apr-02
Jul-02
Oct-02
Jan-03
Apr-03
Jul-03
Oct-03
Jan-04
Apr-04
Jul-04
Oct-04
Jan-05
Apr-05
Jul-05
Oct-05
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07
Apr-07
Jul-07
Oct-07
Jan-08
Apr-08
Jul-08
Oct-08
Jan-09
Apr-09
Jul-09
Oct-09
Jan-10
Apr-10
Jul-10
Oct-10
Jan-11
Apr-11
Jul-11
Oct-11
Jan-12
Apr-12
Jul-12
Oct-12
Jan-13
Apr-13
Jul-13
Oct-13
Jan-14
Apr-14
Jul-14
Oct-14
Jan-15
Apr-15
Jul-15
Oct-15
Jan-16
Apr-16
Jul-16

Panamax Bulk Carrier Representative Asset Values
US$ million
$100
$90
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
Jan-16
Apr-16
Jul-16

Capesize Bulk Carrier Representative Asset Values
5-year old
10-year old
Newbuild Japan
US$ million
$160
$140
$120
$100
$80
$60
$40
$20
$0
Jan-02
Apr-02
Jul-02
Oct-02
Jan-03
Apr-03
Jul-03
Oct-03
Jan-04
Apr-04
Jul-04
Oct-04
Jan-05
Apr-05
Jul-05
Oct-05
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07
Apr-07
Jul-07
Oct-07
Jan-08
Apr-08
Jul-08
Oct-08
Jan-09
Apr-09
Jul-09
Oct-09
Jan-10
Apr-10
Jul-10
Oct-10
Jan-11
Apr-11
Jul-11
Oct-11
Jan-12
Apr-12
Jul-12
Oct-12
Jan-13
Apr-13
Jul-13
Oct-13
Jan-14
Apr-14
Jul-14
Oct-14
Jan-15
Apr-15
Jul-15
Oct-15
Jan-16
Apr-16
Jul-16

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
In 2012, the IMO’s Marine Environmental Protection Committee, or MEPC, adopted by resolution amendments to the international code for the construction and equipment of ships carrying dangerous chemicals in bulk, or the IBC Code. The provisions of the IBC Code are mandatory under MARPOL and SOLAS. These amendments, which entered into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code. We may need to make certain financial expenditures to comply with these amendments.
In 2013 the MEPC adopted by resolution amendments to the MARPOL Annex I Condition Assessment Scheme (CAS). These amendments became effective on October 1, 2014 and pertain to revising references to the inspections of bulk carriers and tankers after the 2011 ESP Code, which enhances the programs of inspections, becomes mandatory. We may need to make certain financial expenditures to comply with these amendments.
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
Sulfur content standards are even stricter within certain ECAs. As of January 1, 2015, ships operating within an ECA may not use fuel with sulfur content in excess of 0.10%. Amended Annex VI established procedures for designating new ECAs. The Baltic and North Seas, certain coastal areas of North America and the United States Caribbean Sea are all within designated ECAs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures, operational changes, or otherwise increase the costs of our operations.
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
Ballast Water Management
The IMO adopted the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, the BWM

Convention has not yet been ratified but proposals regarding implementation have recently been submitted to the IMO. Many of the implementation dates in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period of installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems, or BWMS. For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels constructed before the entry into force date “existing vessels” and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force of the convention. Furthermore, in October 2014 the MEPC met and adopted additional resolutions concerning the BWM Convention’s implementation. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers and the costs of ballast water treatments may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such a requirement on our operations.
Safety Management System Requirements
The IMO has also adopted SOLAS and the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. Amendments to SOLAS relating to safe manning of vessels that were adopted in May 2012 entered in force on January 1, 2014. The Convention on Limitation of Liability for Maritime Claims (LLMC) was recently amended and the amendments went into effect on June 8, 2015. The amendments alter the limits of liability for loss of life or personal injury claims and property claims against ship owners. We believe that all our vessels will be in substantial compliance with SOLAS and LL Convention standards.
Our operations are also subject to environmental standards and requirements under Chapter IX of SOLAS set forth in the ISM Code. The ISM Code requires the owner of a vessel, or any person who has taken responsibility for operation of a vessel, to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical manager have developed for compliance with the ISM Code. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective November 19, 2015, the U.S. Coast Guard adjusted the limits of OPA liability for non-tank vessels to the greater of $1,100 per gross ton or $939,800 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
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
We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operations.
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
The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit, or VGP, that authorizes ballast water discharges and other discharges incidental to the operation of vessels. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in U.S. waters. The VGP imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, record keeping and reporting requirements to ensure the effluent limits are met. The EPA renewed and revised the VGP, effective December 19, 2013. The VGP now contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters and more stringent requirements for exhaust gas scrubbers and requires the use of environmentally acceptable lubricants.

U.S. Coast Guard, or USCG, regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. As of June 21, 2012, the USCG adopted revised ballast water management regulations that established standards for allowable concentrations of living organisms in ballast water discharged from ships in U.S. waters. The USCG must approve any technology before it is placed on a vessel, but has not yet approved the technology necessary for vessels to meet the foregoing standards.
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
It should also be noted that in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remains in effect until the EPA issues a new VGP.  It presently remains unclear how the ballast water requirements set forth by the EPA, the USCG, and IMO BWM Convention, some of which are in effect and some which are pending, will co-exist.
The USCG’s revised ballast water standards are consistent with requirements under the BWM Convention. Compliance with the EPA and the USCG regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters. In addition, certain states have enacted more stringent discharge standards as conditions to their required certification of the VGP.
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
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The 2015 United Nations Convention on Climate Change Conference in Paris did not result in an agreement that directly limited greenhouse gas emissions from ships. As of January 1, 2013, ships were required to comply with new MEPC mandatory requirements to address greenhouse gas emissions from ships. European Parliament and Council of Ministers are expected to endorse regulations that would require the monitoring and reporting greenhouse gas emissions from marine vessels in the near future. For 2020, the EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period, from 2013 to 2020. In April 2015, a regulation was adopted requiring that large ships (over 5,000 gross tons) calling at EU ports from January 2018 collect and publish data on carbon dioxide emissions and other information.
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
Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter XI-2 became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facility Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

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
Scorpio Bulkers Inc. is a company incorporated under the laws of the Marshall Islands. We own our vessels through separate wholly-owned subsidiaries that are incorporated in the Marshall Islands or Cayman Islands. Please see Exhibit 8.1 to this annual report for a list of our current subsidiaries.

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
The following presentation of management’s discussion and analysis of results of operations and financial condition should be read in conjunction with our consolidated financial statements, accompanying notes thereto and other financial information appearing in “Item 18. Financial Statements.” You should also carefully read the following discussion with the sections of this annual report entitled “Item 3. Key Information- D. Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” Our consolidated financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015 and 2014 and the period from March 20, 2013 (date of inception) to December 31, 2013 have been prepared in accordance with U.S. GAAP. Financial results for the year ended December 31, 2014 are not comparable to the period from March 20, 2013 (date of inception) to December 31, 2013 because as of December 31, 2013, we were a development stage company because we had not begun our planned principal operations. Our consolidated financial statements are presented in U.S. dollars ($) unless otherwise indicated. Any amounts converted from another non-U.S. currency to U.S. dollars in this annual report are at the rate applicable at the relevant date, or the average rate during the applicable period.
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

The table below illustrates the primary distinctions among these different employment arrangements:

	Voyage Charter	Time Charter	Commercial Pool
Typical contract length	Single voyage	One year or more	Varies
Hire rate basis (1)	Varies	Daily	Varies
Voyage expenses (2)	We pay	Customer pays	Pool pays
Vessel operating costs for owned vessels (2)	We pay	We pay	We pay
Charterhire expense for vessels chartered-in (2)	We pay	We pay	We pay
Off-hire (3)	Customer does not pay	Customer does not pay	Pool does not pay

(1)	“Hire rate” refers to the basic payment from the charterer for the use of the vessel.

(2)	See “Important Financial and Operational Terms and Concepts” below.

(3)
“Off-hire” refers to the time a vessel is not available for service due primarily to scheduled and unscheduled repairs or drydockings. For time chartered-in vessels, we do not pay the charterhire expense when the vessel is off-hire.

As of the date of this annual report, all of our owned and time chartered-in vessels were operating in the Scorpio Group Pools.
Important Financial and Operational Terms and Concepts
We use a variety of financial and operational terms and concepts. These include the following:
Vessel revenues. Vessel revenues primarily include revenues from time charters, pool revenues and voyage charters. Vessel revenues are affected by hire rates and the number of days a vessel operates. Vessel revenues are also affected by the mix of business between vessels on time charter, vessels in pools and vessels operating on voyage charter. Revenues from vessels in pools and on voyage charter are more volatile, as they are typically tied to prevailing market rates.
Voyage charters. Voyage charters or spot voyages are charters under which the customer pays a transportation charge for the movement of a specific cargo between two or more specified ports. We pay all of the voyage expenses.
Voyage expenses. Voyage expenses primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters, as well as brokerage commissions and miscellaneous voyage expenses that we are unable to collect under time charter and pool arrangements. These expenses are subtracted from voyage charter revenues to calculate TCE revenues.
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
Time charter equivalent (TCE) revenue or rates. We report TCE revenues, a non-GAAP financial measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable U.S.-GAAP measure, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors. TCE revenue is vessel revenue less voyage expenses, including bunkers and port charges. The TCE rate achieved on a given voyage is expressed in U.S. dollars/day and is generally calculated by taking TCE revenue and dividing that figure by the number of revenue days in the period. For a reconciliation of TCE revenue, deduct voyage expenses from revenue on our Statement of Operations.

Revenue days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with repairs or drydockings. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to show changes in net vessel revenues between periods.
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
Non-GAAP Financial Measures
To supplement our financial information presented in accordance with U.S. GAAP, management uses certain "non-GAAP financial measures" as such term is defined in SEC Regulation G, to clarify and enhance understanding of past performance and prospects for the future. Generally, a non-GAAP financial measure is a numerical measure of a company's operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with U.S. GAAP. For example, non-GAAP financial measures may exclude the impact of certain unique and/or non-operating items such as acquisitions, divestitures, restructuring charges, large write-offs or items outside of management's control. Management believes that the following non-GAAP financial measures described below provide investors and analysts useful insight into our financial position and operating performance.
Adjusted net loss with related per share amounts are non-GAAP financial measures that we believe are useful to assist investors in gaining an understanding of the trends and operating results for our core business. These measures should be viewed in addition to, and not in lieu of, results reported under U.S. GAAP.
Reconciliations of adjusted net loss and related per share amounts as determined in accordance with U.S. GAAP for the years ended December 31, 2015 and 2014 are provided below (dollars in thousands, except per share data). There were no such adjustments during the period from March 20, 2013 (date of inception) to December 31, 2013.

	For the years ended December 31,
	2015		2014
	Amount	Per share	Amount	Per share
Net loss	$(510,789)	$(23.86)	$(116,565)	$(10.17)
Adjustments:
Loss / write down on assets held for sale	422,937	19.75	55,487	4.84
Write down of deferred financing cost	16,085	0.75	—	—
Total adjustments	439,022	20.50	55,487	4.84
Adjusted net loss	$(71,767)	$(3.36)	$(61,078)	$(5.33)

Time Charter Equivalent (TCE) revenue is defined as voyage revenues less voyage expenses. Such TCE revenue, divided by the number of our available days during the period, or revenue days, is TCE per revenue day, which is consistent with industry standards. TCE per revenue day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per-day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.
Overview
Our results for the year ended December 31, 2015 reflect the continued weakness in the drybulk market and the actions we have taken to strengthen our liquidity position and further strengthen our balance sheet. The BDI (a drybulk index) continued to exhibit volatility in 2014 and 2015. Since recording a record high of 2,113 on January 1, 2014, the BDI has declined to record lows. During 2015, the BDI ranged from 1,222 to 471 and finished the year at 478. The BDI has since dropped to 290, the lowest level it has ever reached, on February 10, 2016. Given that all but one of our vessels were chartered at rates tied to the spot market through our participation in vessel pools during 2015, our revenues were adversely impacted.
During the year ended December 31, 2015 we completed the sale of 23 vessels and vessels under construction , including seven vessels under construction that were classified as held for sale at December 31, 2014. As of December 31, 2015, eight vessels and vessels under construction were classified as held for sale, all of which are expected to be sold during the first quarter of 2016. Upon the completion of these sales, we will no longer own any assets in the Capesize vessel class. Due to the depressed market rates and high operating costs, our Capesize vessels lost the most cash per day. Our vessel sales have generated, and the additional vessel sales are expected to further generate, cash and capital expenditure relief in the depressed market.
We had a net loss of $510.8 million or $23.86 loss per diluted share for the year ended December 31, 2015 compared to a net loss of $116.6 million, or $10.17 loss per diluted share for the year ended December 31, 2014. The loss recorded in 2015 included a loss on the sale of assets and a write down of assets held for sale totaling $422.9 million and the related write off of deferred financing costs of $16.1 million. Excluding these items we had a net loss of $71.8 million or $3.36 loss per diluted share (see Non-GAAP Financial Measures). During 2014, we recorded a write down of assets held for sale of $55.5 million. Excluding this write-off we had a net loss in 2014 of $61.1 million or $5.33 loss per diluted share (see Non-GAAP Financial Measures).
During the year ended December 31, 2015, we took delivery of 28 newbuilding vessels from shipyards (of which three were classified as held for sale) and there were 24 vessels remaining in our Newbuilding Program that are scheduled to be delivered during 2016 and 2017. As of December 31, 2015, we had 25 owned vessels in operation.

Results for the year ended December 31, 2015 compared to the year ended December 31, 2014

		Year ended December 31, 2015			Year ended December 31, 2014
	Capesize	Kamsarmax	Ultramax	Corporate	Capesize	Kamsarmax	Ultramax	Corporate
TCE Revenue:
Vessel revenue	$9,038	$26,712	$26,771	$—	$—	$38,770	$10,217	$—
Voyage expenses	280	331	176	—	—	3,653	74	—
TCE Revenue	$8,758	$26,381	$26,595	$—	$—	$35,117	$10,143	$—
Operating expenses:
Vessel operating costs	5,089	9,986	14,297	—	—	1,600	—	—
Charterhire expense	—	29,509	21,880	—	—	57,909	15,305	—
Vessel depreciation	3,623	4,536	6,104	—	—	686	—	—
General and administrative	275	498	713	33,896	39	103	26	31,593
Loss / write down on assets held for sale	408,318	8,997	5,622	—	52,553	2,934	—	—
Total operating expenses	$417,305	$53,526	$48,616	$33,896	$52,592	$63,232	$15,331	$31,593
Operating loss	$(408,547)	$(27,145)	$(22,021)	$(33,896)	$(52,592)	$(28,115)	$(5,188)	$(31,593)
Other (expense) income:
Interest income	—	—	4	352	—	—	—	1,052
Foreign exchange (loss) gain	(4)	(10)	(27)	29	—	—	—	43
Financial expense, net	—	—	—	(19,524)	—	—	—	(172)
Total other (expense) income	(4)	(10)	(23)	(19,143)	—	—	—	923
Net loss	$(408,551)	$(27,155)	$(22,044)	$(53,039)	$(52,592)	$(28,115)	$(5,188)	$(30,670)
TCE revenue (see Non-GAAP Financial Measures) was $61.7 million for the year ended December 31, 2015, associated with 20 time chartered-in vessels and 30 owned vessels, compared to TCE revenue of $45.3 million during the year ended December 31, 2014, associated with 24 time chartered-in vessels and two owned vessels. TCE revenue per day was $7,173 and $7,931 for the years ended December 31, 2015 and 2014, respectively. While our newly built fuel-efficient fleet consistently outperformed the market as compared to the BDI, the decrease in TCE revenue per day was due to the weakness in the dry bulk market across all vessel classes, as reflected by the BDI which hit then record lows in 2015. The increase in TCE revenue during the year ended December 31, 2015 compared to the prior year was attributable to the increase in the number of revenue days associated with the increase in vessels.
Voyage expenses for the year ended December 31, 2015 were $0.8 million, compared to $3.7 million for the year ended December 31, 2014. The costs incurred in 2015 are primarily comprised of brokerage commissions on vessels we time charter-out and miscellaneous costs that we are unable to recoup under time charter and pool arrangements. Voyage expenses in 2014 relate primarily to voyage charters for certain vessels we time chartered-in prior to their joining the Scorpio Group Pools.
Vessel operating costs for the year ended December 31, 2015 were $29.4 million related to 30 owned vessels. Vessel operating costs for the year ended December 31, 2014 were $1.6 million related to two owned vessels. Vessel operating costs include expenses incurred upon the delivery of a vessel (takeover costs), which include the crew’s travel costs to the shipyard and training. These takeover costs are expected to decrease as the number of vessels scheduled to be delivered decreases in 2016.

Charterhire expense was $51.4 million and $73.2 million for the years ended December 31, 2015 and 2014, respectively. This decrease is due to fewer vessels chartered-in during 2015 compared to the prior year. Charterhire expense is expected to decrease in 2016 due to a reduction in the number of vessels chartered-in.
Depreciation for the year ended December 31, 2015 was $14.3 million related to 30 owned vessels. Depreciation for the year ended December 31, 2014 was $0.7 million related to two owned vessels.
General and administrative expense was $35.4 million and $31.8 million for the years ended December 31, 2015 and 2014, respectively. Such amounts are primarily not attributable to our operating segments and are therefore considered corporate. These include $24.6 million and $23.9 million of noncash restricted stock amortization in the periods ended December 31, 2015 and 2014, respectively, with the balance primarily related to payroll, directors’ fees, professional fees and insurance in both periods.
During the year ended December 31, 2015, we recorded a loss of $422.9 million associated with writing down 24 vessels and construction contracts that we sold or classified as held for sale during the year ended December 31, 2015, as well as incremental write downs of certain construction contracts for vessels that were classified as held for sale at December 31, 2014. During the year ended December 31, 2014 we recorded a loss of $55.5 million associated with writing down seven construction contracts for vessels that were classified as held for sale at December 31, 2014.
In addition, during the year ended December 31, 2015, we recorded financial expense, net of $19.5 million, which consists primarily of a $16.1 million loss associated with writing off a portion of deferred financing costs accumulated on five credit facilities for which the commitments were reduced pursuant to the removal from the facility of certain vessels that have been classified as held for sale. In addition, during 2015, we recorded interest expense of $1.0 million. During the year ended December 31, 2014, we incurred no write offs and all of our interest expense was capitalized.We expect further increases in interest expense in 2016 as we take delivery of additional vessels from our Newbuilding Program, reducing the amount of interest that qualifies for capitalization.

Results for the year ended December 31, 2014 compared to the period from March 20, 2013 (date of inception) to December 31, 2013
Financial results for the year ended December 31, 2014 are not comparable to the period from March 20, 2013 (date of inception) to December 31, 2013 because as of December 31, 2013, we were a development stage company as we had not begun our planned principal operations.

	Year ended December 31, 2014				Period from March 20, 2013 (date of inception) to December 31, 2013
	Capesize	Kamsarmax	Ultramax	Corporate	Capesize	Kamsarmax	Ultramax	Corporate
TCE Revenue:
Vessel revenue	$—	$38,770	$10,217	$—	$—	$—	$—	$—
Voyage expenses	—	3,653	74	—	—	—	—	—
TCE Revenue	$—	$35,117	$10,143	$—	$—	$—	$—	$—
Operating expenses:
Vessel operating costs	—	1,600	—	—	—	—	—	—
Charterhire expense	—	57,909	15,305	—	—	—	—	—
Vessel depreciation	—	686	—	—	—	—	—	—
General and administrative	39	103	26	31,593	—	—	—	5,505
Loss / write down on assets held for sale	52,553	2,934	—	—	—	—	—	—
Total operating expenses	$52,592	$63,232	$15,331	$31,593	$—	$—	$—	$5,505
Operating loss	$(52,592)	$(28,115)	$(5,188)	$(31,593)	$—	$—	$—	$(5,505)
Other (expense) income:
Interest income	—	—	—	1,052	—	—	—	341
Foreign exchange (loss) gain	—	—	—	43	—	—	—	(1,135)
Financial expense, net	—	—	—	(172)	—	—	—	(8)
Total other (expense) income	—	—	—	923	—	—	—	(802)
Net loss	$(52,592)	$(28,115)	$(5,188)	$(30,670)	$—	$—	$—	$(6,307)
TCE revenue (see Non-GAAP Financial Measures) was $45.3 million for the year ended December 31, 2014, associated with 24 time chartered-in vessels and two owned vessels, for which the time charter equivalent revenue per day was $7,931. TCE revenue per day was adversely affected by the integration of the time chartered vessels into our fleet which required significant time and fuel as they had to be repositioned for their first voyages as well as a depressed rate environment for dry bulk carriers.
Vessel operating costs for the year ended December 31, 2014 were $1.6 million related to two owned Kamsarmax vessels.
Charterhire expense for the year ended December 31, 2014 was $73.2 million relating to the 24 time chartered-in vessels.
Depreciation for the year ended December 31, 2014 was $0.7 million related to two Kamsarmax vessels.

General and administrative expense was $31.8 million for the year ended December 31, 2014 and $5.5 million for the period from March 20, 2013 (date of inception) to December 31, 2013. Such amounts included $23.9 million and $3.4 million, respectively, of noncash restricted stock amortization. The balance primarily related to payroll, directors’ fees, professional fees and insurance in both periods.
During the year ended December 31, 2014 we recorded a loss of $55.5 million associated with writing down seven contracts to construct vessels that we classified as held for sale as of December 31, 2014. These seven contracts to construct vessels include one Kamsarmax construction contract and six LR2 product tanker construction contracts. The sales were completed during 2015.
In addition, during the period from March 20, 2013 (date of inception) to December 31, 2013, we incurred a $1.1 million loss in connection with a shareholder receivable denominated in Norwegian kroner that arose in September 2013 but was not settled in U.S. dollars until October 2013.
Critical Accounting Estimates
Our consolidated financial statements and accompanying notes are prepared in accordance with U.S. GAAP. In many instances, the application of such principles requires management to make estimates or to apply subjective principles to particular facts and circumstances. A change in the estimates or a variance in the application, or interpretation of U.S. GAAP could yield a materially different accounting result. A summary of our critical accounting estimates where we believe that the estimations, judgments or interpretations that we made, if different, would have yielded the most significant differences in our consolidated financial statements, can be found in the notes to the consolidated financial statements. In addition, for a summary of all of our significant accounting policies see Note 1, General information and significant accounting policies, in the notes to the consolidated financial statements.
Vessels and depreciation
We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from date the vessel is ready for its first voyage. Depreciation is based on cost less the estimated residual value which is the lightweight tonnage of each vessel multiplied by scrap value per ton. The scrap value per ton is estimated taking into consideration the historical four year average scrap market rates at the balance sheet date with changes accounted for in the period of change and in future periods. We believe that a 25-year depreciable life for our vessels is consistent with that of other ship owners and with its economic useful life. An increase in the useful life of the vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in its residual value would have the effect of increasing the annual depreciation charge. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, or when the cost of complying with such regulations is not expected to be recovered, we will adjust the vessel’s useful life to end at the date such regulations preclude such vessel’s further commercial use. The carrying value of our vessels does not represent the fair market value of such vessels or the amount we could obtain if we were to sell any of our vessels, which could be more or less. Under U.S. GAAP, we would not record a loss if the fair market value of a vessel (excluding its charter) is below our carrying value unless and until we determine to sell that vessel or the vessel is impaired as discussed below under “Impairment of long-lived assets held for use.”
Pursuant to our bank credit facilities, prior to drawdown of loans under the credit facilities we submit to the lenders valuations of the vessels collateralizing the relevant facility. Thereafter, we will regularly submit to the lenders valuations of our vessels on an individual charter free basis in order to evidence our compliance with the collateral maintenance covenants under our bank credit facilities.  Such a valuation is not necessarily the same as the amount any vessel may bring upon sale, which may be more or less, and should not be relied upon as such.  We have received valuations on six specific vessels between December 2015 and February 2016. If we were to apply those valuations received to the remaining vessels under construction as of December 31, 2015, excluding the eight vessels and vessels under construction classified as held for sale, the carrying value of our 25 vessels and contract price of our 24 vessels under construction would exceed their fair values by an aggregate of $387.5 million, ranging from $4.1 million per vessel to $10.5 million per vessel. The fair values of our vessels can fluctuate depending on the shipyards and the dates of delivery. These assumptions have not been taken into account in the amounts disclosed above.
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
The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. Since mid-August 2008, the charter rates in the drybulk charter market have declined to historical lows, and drybulk vessel values have also declined as a result of both a slowdown in the availability of global credit and the significant deterioration in charter rates.
When indicators of impairment are present and our estimate of undiscounted future cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down, by recording a charge to operations, to the vessel’s fair market value if the fair market value is lower than the vessel’s carrying value.
Our vessels are assessed annually for impairment in the fourth quarter and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of our vessels and vessels under construction below its carrying value. In developing its estimates of undiscounted cash flows, we make assumptions and estimates about vessels’ future performance, with the most significant assumptions relating to (i) charter rates on expiry of existing charters, which are based on the current fixing applicable to five-year time charter rates and thereafter, a reversion to the ten-year historical average for each category of vessel, (ii) off-hire days, which are based on actual off-hire statistics for our fleet, (iii) operating costs, based on current levels escalated over time based on long term trends, (iv) dry docking frequency, duration and cost, (v) estimated useful life which is assessed as a total of 25 years and (vi) estimated scrap values. Specifically, we utilize the rates currently in effect for the duration of their current time charters, without assuming any profit sharing.  For periods of time where our vessels are not fixed on time charters, we utilize an estimated daily TCE for our vessels’ unfixed days using the five year time charter average in effect as of December 31, 2015 for the next five years and the ten year historical average for the remainder of the vessels’ useful lives, which is common practice for the industry.  Actual equivalent drybulk shipping rates are currently significantly lower than the estimated rate.   We further assume a utilization rate of 95% for our vessels and do not apply any inflation to the estimated rates used. We do apply a 3% inflation rate to vessel operating costs and drydocking costs.
During our December 31, 2015 assessment, we determined that the future income streams expected to be generated by our vessels, including vessels under construction and excluding assets held for sale which are carried at balances that approximate their fair values, over their remaining operating lives on an undiscounted basis would be sufficient to recover their carrying values and, accordingly, it confirmed that our vessels were not impaired under U.S. GAAP.  Our estimated future undiscounted cash flows exceeded each of our vessels’ carrying values, as well as the expected carrying values of vessels under construction upon their delivery to us by the shipyards, by a considerable margin (approximately 68% - 118% of carrying value).  As of December 31, 2015, we owned 25 vessels, excluding those classified as held for sale, which have an average remaining useful life of 24.6 years.
Our vessels remain fully utilized and have a long average remaining useful life in which to generate sufficient cash flows on an undiscounted basis to recover their carrying values as of December 31, 2015.
During our December 31, 2014 assessment, we determined that the future income streams expected to be generated by our vessels, including vessels under construction and excluding assets held for sale which are carried at balances that approximate their fair values, over their remaining operating lives on an undiscounted basis would be sufficient to recover their carrying values and, accordingly, it confirmed that our vessels were not impaired under U.S. GAAP.  Our estimated future undiscounted cash flows exceeded each of our vessels’ carrying values, as well as the expected carrying values of vessels under construction upon their delivery to us by the shipyards, by a considerable margin (approximately 116% - 289% of carrying value).  Our vessels remain fully utilized and have a relatively long average remaining useful life in which to recover sufficient cash flows on an undiscounted basis to recover their carrying values as of December 31, 2014.  As of December 31, 2014, all but two of our vessels under construction had remaining lives of 25 years, and the two Kamsarmax vessels we owned as of December 31, 2014 had an average remaining useful life of 24.7 years.
In our impairment testing, we also examined the sensitivity of the future income streams expected to be earned by our vessels by reviewing other scenarios relative to the initial assumptions we used to see if the resulting impact would have resulted in a different conclusion. Accordingly, we performed sensitivity analyses based on more conservative charter rates and expected useful lives for our vessels. In the first sensitivity analysis, we lowered charter rate assumptions to 86% and 77% of the long-term averages of Kamsarmax and Ultramax vessels, respectively (holding all other critical assumptions constant), while in our second sensitivity analysis; we decreased our vessels’ estimated useful lives by approximately 30% for each vessel class (holding all other critical assumptions constant). We then evaluated the outcomes of the sensitivity analysis performed to assess their impact on our conclusions. In both analyses, we found that there would be no impairment of any of our vessels.

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

B.	Liquidity and Capital Resources
We were formed for the purpose of acquiring and operating latest generation of newbuilding drybulk carriers with fuel-efficient specifications and carrying capacities of greater than 30,000 dwt. As of the date of this annual report, our Operating Fleet consists of 36 drybulk vessels consisting of 33 vessels that we own (14 Kamsarmax vessels and 19 Ultramax vessels) and three vessels that we charter-in. At its peak our Newbuilding Program consisted of contracts for the construction of 80 drybulk vessels with established shipyards in Japan, China, South Korea and Romania, which we agreed to acquire for an aggregate purchase price of $3,102.8 million, including 29 Ultramax vessels, 23 Kamsarmax vessels and 28 Capesize vessels. Due to the decline in the dry bulk market, we have since reduced our expected fleet size through a series of sales. We currently expect our fully delivered fleet to consist of 28 Ultramax vessels and 21 Kamsarmax vessels for a total of 49 vessels. We believe that reducing the size of our expected fleet through the sale of 31 vessels and contracts for the construction of vessels will preserve liquidity in that such sales generate cash proceeds and effectively relieve us of the requirement to make the remaining unpaid installments under the contracts. A tabular summary of our contracts for the construction of vessels under our Newbuilding Program is as follows:

	Capesize	Kamsarmax	Ultramax	LR2	LR1	Total
Contracted for in our Newbuilding Program	28	23	29	—	—	80
Delivered from shipyards in 2014	—	(2)	—	—	—	(2)
Committed to convert into tankers in 2014	(6)	—	—	6	—	—
Classified as assets held for sale in 2014	—	(1)	—	(6)	—	(7)
Vessels under construction as of December 31, 2014	22	20	29	—	—	71
Delivered from shipyards in 2015	(5)	(8)	(15)	—	—	(28)
Committed to convert into tankers in 2015	(3)	—	—	—	3	—
Classified as assets held for sale in 2015	(14)	(1)	(1)	—	(3)	(19)
Vessels under construction as of December 31, 2015	—	11	13	—	—	24
As of December 31, 2015 there were 24 drybulk vessels in our Newbuilding Program (11 Kamsarmax vessels and 13 Ultramax vessels), which have an aggregate purchase price of $702.8 million. Of this, $433.6 million remains to be paid. The aggregate purchase price of the eight vessels and vessels under construction that we intend to sell and classified as held for sale is $460.4 million. Our business is capital intensive and we intend to pay for these vessels with a combination of cash generated from operations, equity capital, and borrowings from commercial banks under one or more secured credit facilities. We expect to rely on operating cash flows as well as equity offerings and long-term borrowings under secured credit facilities to implement our growth plan. We believe that our current cash balance as well as operating cash flows; available borrowings under our credit facilities, including our credit facilities described below, the potential sale of other construction contracts in our Newbuilding Program, and potential issuances of debt and equity securities will be sufficient to meet our liquidity needs for the next 12 months.
During 2015, we made total yard payments and paid other construction costs in the amount of $876.0 million and we have remaining yard installments in the amount of $433.6 million before we take delivery of the remaining 24 vessels in our Newbuilding Program (excluding any vessels and vessels under construction classified as assets held for sale). With respect to the five vessels under construction that were held for sale as of December 31, 2015, we made total yard payments of $198.7 million and had remaining installments to the yard of $90.2 million as of that date.
Equity Issuances
Upon our formation in March 2013, we issued 125 common shares to SSH. Between July 1, 2013 and July 16, 2013, we issued and sold 2,604,167 common shares, par value $0.01 per share, for net proceeds of $242.8 million; on September 24, 2013, we issued and sold an additional 2,783,333 common shares for net proceeds of $290.5 million; and on October 31, 2013, we issued and sold an additional 2,715,867 common shares for net proceeds of $291.0 million, in Norwegian private placement transactions exempt from registration under the Securities Act.
In December 2013, we completed our underwritten initial public offering of 2,608,333 common shares at $117.00 per share, and in January 2014, the underwriters in the initial public offering exercised their option to purchase an additional 391,250 common shares. We received aggregate net proceeds of $326.0 million, which we used to fund newbuilding vessel capital expenditures.
On November 20, 2014, we issued and sold an aggregate of 3,333,333 common shares, par value $0.01 per share, to certain institutional investors, certain of our executive officers and SSH, in a private offering exempt from registration under the Securities Act, pursuant to a Securities Purchase Agreement, for gross proceeds of $150.0 million. In connection with this transaction, we have also entered into a Registration Rights Agreement with the purchasers in the offering, pursuant to which we have filed a registration statement under the Securities Act covering the resale of common shares held by the investors.
On June 16, 2015, we issued 11,083,333 shares of common stock, par value $0.01 per share at $18.00 per share in an underwritten public offering. SSH and certain of our executive officers purchased an aggregate of 833,333 common shares at the public offering price. We received $190.2 million of proceeds from the issuance.
On June 23, 2015, underwriters exercised their option to purchase an additional 1,662,500 additional common shares in connection with the offering. The sale of these common shares resulted in net proceeds to us of approximately $28.4 million, after deducting underwriters’ discounts and commissions.
On December 31, 2015, our board of directors effected a one-for-twelve reverse stock split of our common shares, par value $0.01 per share, and a reduction in the total number of authorized common shares to 56,250,000 shares.  Our shareholders approved the reverse stock split and change in authorized common shares at a special meeting of shareholders held on December 23, 2015.  The reverse stock split reduced the number of outstanding common shares from 344,239,098 shares to 28,686,561 shares.
Cash Flow
Operating Activities
The table below summarizes the effect of the major components of operating cash flow.

	Year Ended December 31,		Period from March 20, 2013 through December 31,
	2015	2014	2013
Net loss	$(510,789)	(116,565)	$(6,307)
Non-cash items included in net loss	479,872	80,192	3,359
Related party balances	(4,878)	(15,170)	-
Effect of changes in other working capital and operating assets and liabilities	653	1,203	711
Net cash used in operating activities	$(35,142)	$(50,340)	$(2,237)
The cash flow used in operating activities for the year ended December 31, 2015 was driven by our recorded net loss. Year over year, operating cash flow increased due to a reduction in the amount of working capital injected into the pools as vessels were delivered to such pools. Use of cash in operating activities during the year ended December 31, 2014 reflects an increase in working capital items, associated with commencing our principal operations of operating a fleet of drybulk carriers. We had no principal operations during 2013.
Investing Activities
Net cash used in investing activities reflects the investment we made in our fleet, offset by any proceeds received from the sale of vessels.

Financing Activities
During the year ended December 31, 2015 and 2014, we had cash provided by financing activities of $618.8 million and $271.9 million, respectively. A summary of cash provided by financing activities is as follows:

•
During the year ended December 31, 2015, we received proceeds of $218.0 million relating to its offering in June of 12,745,833 shares of common stock. During the year ended December 31, 2014, we received $187.6 million from the issuance of 391,250 shares of common stock in January 2014 pursuant to the underwriters exercising their overallotment from our initial public offering of December 12, 2013 and 3,333,333 shares of common stock issued in a private placement transaction in November 2014.

•
During the year ended December 31, 2015, we borrowed $489.6 million on its credit facilities and made principal repayments of $62.7 million on its credit facilities. During the year ended December 31, 2014, we received $33.6 million of proceeds in November 2014 from borrowings under the $39.6 Million Senior Secured Credit Facility and received proceeds of $73.6 million in September 2014 and October 2014 from the issuance of Senior Notes.

•
During the year ended December 31, 2015, we paid $26.0 million of debt issue costs primarily relating to securing its credit facilities and payment of commitment fees. During the year ended December 31, 2014, we paid $22.9 million of debt issue costs primarily related to the Senior Notes and credit facilities that closed during 2014.

Credit Facilities and Unsecured Notes
$39.6 Million Senior Secured Credit Facility
On June 27, 2014, we entered into a $39.6 million senior secured credit facility with NIBC Bank N.V. to finance a portion of the market value of two of the vessels in our Newbuilding Program which secure this facility. This facility bears interest at LIBOR plus a margin of 2.925% and has a term of five years. This facility is secured by, among other things, a first priority mortgage on two of the Kamsarmax vessels in our Newbuilding Program and guaranteed by each of the collateral vessel owning subsidiaries. As of December 31, 2015, the outstanding balance on this facility was approximately $30.8 million.
$330.0 Million Senior Secured Credit Facility
On July 29, 2014, we entered into a $330.0 million senior secured credit facility with Credit Agricole Corporate and Investment Bank and Deutsche Bank AG London to finance a portion of the purchase price of 22 of the vessels in our Newbuilding Program, which was subsequently reduced by $15.0 million due to our sale of one of the vessels that was to collateralize this facility. This facility bears interest at LIBOR plus a margin of 2.925% and has a term of seven years. This facility is secured by, among other things, a first preferred cross-collateralized mortgage on each of 21 of our newbuilding vessels (consisting of 15 Ultramax drybulk carriers and six Kamsarmax drybulk carriers) and guaranteed by each of the collateral vessel owning subsidiaries. During the year ended December 31, 2015, we drew down $179.0 million relating to ten Ultramax vessels and two Kamsarmax vessels delivered to us as of December 31, 2015. The remaining nine vessels are under construction and scheduled for delivery in 2016 and 2017 and we expect that we will draw under this facility upon the delivery of each collateral vessel in an amount not to exceed the lesser of 60% of the fair market value of such vessel or a stated drawdown amount. As of December 31, 2015, the outstanding balance on this facility was approximately $173.9 million.
$67.5 Million Senior Secured Credit Facility
On July 30, 2014, we entered into a $67.5 million credit facility with a leading European financial institution. The proceeds of this facility have been, or will be, used to fund a portion of the purchase price of four of the vessels in our Newbuilding Program that secure this facility. This facility has a seven year term from the date of delivery of each such vessel securing the loan, with customary financial and restrictive covenants. This facility bears interest at LIBOR plus a margin of 2.95%, and quarterly principal repayments on each tranche are approximately $0.3 million. The $67.5 Million Senior Secured Credit Facility is secured by, among other things, a first priority mortgage on four of the vessels in our Newbuilding Program (two Ultramax and two Kamsarmax vessels), and a parent company guarantee. During the year ended December 31, 2015, we borrowed $29.7 million associated with drawdowns on two Kamsarmax vessels that were delivered, and the remaining two Ultramax vessels are scheduled to be delivered in 2016.
$409.0 Million Senior Secured Credit Facility
On December 30, 2014, we entered into a $409.0 million senior secured credit facility with Nordea Bank Finland PLC, New York Branch, and Skandinaviska Enskilda Banken AB (publ) to partially finance a portion of our acquisition of 20 of the vessels in our Newbuilding Program (six Ultramax, nine Kamsarmax, and five Capesize vessels). This credit facility was subsequently reduced by $73.0 million due to the sale of three Capesize vessels that were serving as partial security under the facility, and the addition of one Ultramax vessel to the security package under the facility. As amended, this credit facility is expected to finance a portion of the purchase price of 18 vessels (seven Ultramax, nine Kamsarmax, and two Capesize vessels). During the year ended December 31, 2015, we drew down $95.5 million on six vessels consisting of three Ultramax vessels and two Kamsarmax vessels delivered as of December 31, 2015 and one Kamsarmax vessel that was delivered in January 2016. The remaining 12 vessels, which includes two construction contracts that are classified as held for sale, are expected to be delivered in 2016. This facility bears interest at LIBOR plus a margin of 3.00% and has a term of six years. This facility is secured by, among other things, a first preferred mortgage on each of the 18 newbuilding vessels, including two construction contracts that are classified as held for sale, and guaranteed by each of the collateral vessel owning subsidiaries.
$411.3 Million Senior Secured Credit Facility
On January 15, 2015, we entered into a senior secured credit facility for up to $411.3 million with a group of financial institutions, which was subsequently reduced on March 26, 2015 by $171.0 million to $240.3 million, due to the removal from financing under this facility of five Capesize newbuilding vessels that we had agreed to convert into product tankers, and was further reduced by approximately $136.0 million pursuant to the sale or impending sale of four Capesize vessel contracts. After giving effect to these reductions, we borrowed $84.2 million to finance a portion of the contract price of three Capesize vessels, all of which were delivered as of December 31, 2015. This facility was secured by, among other things, a first preferred mortgage on the three Capesize vessels and guaranteed by each of the collateral vessel owning subsidiaries. Portions of this facility bore interest at LIBOR plus an applicable margin of between 1.90% and 2.95% and a portion had a fixed coupon of 6.25%. This facility was scheduled to mature six years from the delivery of the final vessel securing the facility, and in certain circumstances, the facility was scheduled to mature 12 years after the delivery of each financed vessel. Because the three Capesize vessels collateralizing this facility were classified as held-for-sale as of December 31, 2015, this loan was fully repaid in January 2016 and the vessels were sold.
$42.0 Million Senior Secured Credit Facility
On January 30, 2015, we entered into a senior secured credit facility for up to $42.0 million with a leading European financial institution. The proceeds of this facility were used to finance a portion of the purchase price of two Kamsarmax vessels in our Newbuilding Program, which we took delivery of in 2015, and for which we borrowed an aggregate of $38.0 million. Each tranche has a final maturity of six years from the date of the respective vessel delivery from the yard. This facility bears interest at LIBOR plus a margin of 2.80%. This facility is secured by, among other things, a first preferred mortgage on the two Kamsarmax vessels and guaranteed by each of the collateral vessel owning subsidiaries. As of December 31, 2015, the outstanding balance on this facility was approximately $36.6 million. On February 15, 2016, this facility was upsized by $10.8 million to finance a portion of the purchase price of one Ultramax vessel that was delivered to us during the third quarter of 2015 from Imabari Shipbuilding Co. Ltd., which was also pledged as security under this facility and the margin was increased to 2.97%. On February 17, 2016, we drew down an additional $10.3 million on this facility.
$12.5 Million Senior Secured Credit Facility
On December 22, 2015, we entered into a senior secured credit facility for up to $12.5 million, which was used to finance a portion of the purchase price of one Ultramax vessel which was delivered to us. The facility may be drawn in a single tranche of up to $12.5 million, with quarterly payments of one-sixtieth of the advance commencing on the last day of the quarter in which the advance was drawn and a balloon payment payable at the maturity date which is December 22, 2020. This facility bears interest at LIBOR plus a margin of 3.00%. This facility is secured by, among other things, a first preferred mortgage on the Ultramax newbuilding vessel and guaranteed by the collateral vessel owning subsidiary. In December 2015, we drew down $11.8 million on this facility.
$27.3 Million Senior Secured Credit Facility
On December 22, 2015, we entered into a senior secured credit facility for up to $27.3 million, which was used to finance a portion of the purchase price of two Ultramax vessels in our Newbuilding Program which were delivered during the first quarter of 2016. The facility may be drawn in two tranches of up to 50% of the fair value of each vessel, with 20 quarterly payments, assuming the full amount of the commitment is drawn, of $0.2 million per tranche and a balloon payment of $9.4 million per tranche payable at the maturity date. Each tranche has a maturity of five years from the drawdown date. This facility bears interest at LIBOR plus a margin of 2.95%. This facility is secured by, among other things, a first preferred mortgage on the two Ultramax newbuilding vessels and guaranteed by each of the collateral vessel owning subsidiaries.

Credit facility amendments/prepayments
During February 2016, we agreed in principle with our lenders to amend all of our credit facilities to reduce the minimum cash liquidity covenant to the greater of $25 million or $0.7 million per owned vessel. Pursuant to receiving these amendments, we agreed to prepay approximately $41.2 million in aggregate of principal installments on outstanding borrowings and certain expected future borrowings under our credit agreements, representing the next 12 months of installments on those borrowings, and will not be required to make the installment payments on certain of our borrowings that would have been due during the 12 subsequent months approximating $26.7 million. This $26.7 million will be due upon final maturity of each borrowing. We have made additional prepayments to ensure compliance with certain loan covenants.
As of December 31, 2015, we had $460.4 million of outstanding borrowings under the credit agreements described above as shown in the following table (dollars in thousands):

	As of December 31, 2015	February 25, 2016
	Amount outstanding	Amount outstanding	Amount available
$39.6 Million Senior Secured Credit Facility	$30,754	$25,333	$—
$409 Million Senior Secured Credit Facility	94,473	114,375	115,800
$330 Million Senior Secured Credit Facility	173,950	201,025	105,000
$42 Million Senior Secured Credit Facility	36,588	44,290	—
$67.5 Million Senior Secured Credit Facility	29,666	41,307	16,350
$411.3 Million Senior Secured Credit Facility	83,261	—	—
$12.5 Million Senior Secured Credit Facility	11,750	11,750	—
$27.3 Million Senior Secured Credit Facility	—	23,250	—
Total	$460,442	$461,330	$237,150
Loan Covenants
Certain of our credit facilities discussed above, as we have agreed in principle to amend with each of our lenders, have, among other things, the following financial covenants, the most stringent of which require us to:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth no less than $500.0 million plus (i) 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after December 31, 2013 and (ii) 50% of the value of any new equity issues occurring on or after December 31, 2013.

•
The ratio of EBITDA to net interest expense calculated on a trailing four quarter basis of greater than 1.00 to 1.00 from the quarter ending March 31, 2017 until and including the quarter ending December 31, 2017, calculated on a year to date basis for calendar year 2017 and 2.50 to 1.00 for each quarter thereafter, calculated on a trailing quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or $0.7 million per owned vessel, as agreed to in principle with our lenders.

•
Maintain a minimum fair value of the collateral for each credit facility, such that the aggregate fair value of the vessels collateralizing the credit facility be between 140% and 150% through December 31, 2017 and thereafter between 130% and 145%, depending on the credit facility, of the aggregate principal amount outstanding under such credit facility, or, if we do not meet these thresholds to prepay a portion of the loan or provide additional security to eliminate the shortfall.

Our credit facilities discussed above have, among other things, the following restrictive covenants which would restrict our ability to:

•	incur additional indebtedness;

•	sell the collateral vessel, if applicable;

•	make additional investments or acquisitions;

•	pay dividends and

•	effect a change of control of us.
A violation of any of the financial covenants contained in our credit facilities described above may constitute an event of default under our credit facilities, which, unless cured within the grace period set forth under the credit facility, if applicable, or waived or modified by our lenders, provides our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels and the other assets securing the credit facilities, which would impair our ability to continue to conduct our business.
Furthermore, our credit facilities contain a cross-default provision that may be triggered by a default under one of our other credit facilities. A cross-default provision means that a default on one loan would result in a default on certain of our other loans. Because of the presence of cross-default provisions in certain of our credit facilities, the refusal of any one lender under our credit facilities to grant or extend a waiver could result in certain of our indebtedness being accelerated, even if our other lenders under our credit facilities have waived covenant defaults under the respective credit facilities. If our secured indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our credit facilities if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.
Moreover, in connection with any waivers of or amendments to our credit facilities that we have obtained, or may obtain in the future, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.
As of December 31, 2015, we were in compliance with all of the financial covenants contained in the credit facilities that we had entered into as of that date.
In addition to the credit agreements described above, which are in effect as of December 31, 2015, we entered into the following agreements which originated and either expired or were terminated during the year ended December 31, 2015:

•	$26.0 Million Senior Credit Facility, originally dated February 27, 2015

•	$19.8 Million Senior Credit Facility, originally dated March 2, 2015

•	$76.5 Million Senior Credit Facility, originally dated October 12, 2015
Please see the notes to our consolidated financial statements for a description of these credit facilities.
Senior Notes due 2019
On September 22, 2014, we issued $65.0 million aggregate principal amount of our 7.50% senior unsecured notes due 2019, or our Notes, in a registered public offering. The Notes will mature on September 15, 2019, and may be redeemed in whole or in part at any time, or from time to time, after September 15, 2016. Interest on the Notes is payable quarterly on each of March 15, June 15, September 15 and December 15, commencing on December 15, 2014. We used the net proceeds we received to fund installment payments due under our Newbuilding Program. On October 16, 2014, we issued an additional $8.625 million aggregate principal amount of our Notes, pursuant to the underwriters’ option to purchase additional Notes. Our 7.50% senior unsecured notes due 2019 commenced trading on the NYSE on September 29, 2014 under the symbol “SLTB.”
The indenture governing our Notes contains certain restrictive covenants, including:

(a)
Limitation on Borrowings. We are prohibited from letting net borrowings equal or exceed 70% of our total assets, which are calculated as all of our assets of the types presented on our consolidated balance sheet.

(b)	Limitation on Minimum Tangible Net Worth. The Company shall ensure that net worth always exceeds $500 million.

(c)	Reports. Following any cross default, the Company shall promptly notify the holders of our Notes of the occurrence of such cross default.

(d)
Limitation on Asset Sales. We shall not, and shall not permit any subsidiary to, in the ordinary course of business or otherwise, sell, lease, convey, transfer or otherwise dispose of any of our of any such subsidiary’s assets (including capital stock and warrants, options or other rights to acquire capital stock) other than pursuant to a “Permitted Asset Sale” or a “Limited Permitted Asset Sale” (as such terms are defined in the indenture governing our Notes and described below), unless (A) the Company receives, or the relevant subsidiary receives, consideration at the time of such asset sale at least equal to the fair market value (including as to the value of all non-cash consideration), as determined in good faith by the board of directors of the Company, of the assets subject to such asset sale, and (B) within 365 days after the receipt of any net proceeds from an asset sale, the Company or the relevant subsidiary, as the case may be, shall apply all such net proceeds to certain permitted purposes, including the repayment of secured indebtedness, capital expenditures, repayment of unsecured indebtedness, acquire all or substantially all of the assets or, or the capital stock of, a person primarily engaged in a permitted business; provided, that in the case of the acquisition of capital stock of any person, such person is or becomes a subsidiary of the Company.

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
As of December 31, 2015, we were in compliance with the financial covenants of our Notes.
If a Limited Permitted Asset Sale occurs, the Company must make an offer to purchase our Notes having a principal amount equal to the excess proceeds of such Limited Permitted Asset Sale at a purchase price of 101% of the principal amount of our Notes to be purchased, plus accrued and unpaid interest.
In addition, if a Change of Control (as defined in the Indenture for the Senior Notes) occurs, holders of our Notes have the right, at their option, to require us to purchase any or all of such holders’ our Notes at a purchase price of 101% of the principal amount of our Notes to be purchased, plus accrued and unpaid interest.
In addition, if an event of default or an event or circumstance which, with the giving of any notice or the lapse of time, would constitute an event of default under our Notes has occurred and is continuing, or we are not in compliance with the covenant described under “Limitation on Borrowings” or “Limitation on Minimum Net Worth” described above, then none of the Company or any subsidiary will be permitted to declare or pay any dividends or return any capital to its equity holders (other than the Company or a wholly-owned subsidiary of the Company) or authorize or make any other distribution, payment or delivery of property or cash to its equity holders (other than the Company or a wholly-owned subsidiary of the Company), or redeem, retire, purchase or otherwise acquire, directly or indirectly, for value, any interest of any class or series of its equity interests (or acquire any rights, options or warrants relating thereto but not including convertible debt) now or hereafter outstanding and held by persons other than the Company or any wholly-owned subsidiary, or repay any subordinated loans to equity holders (other than the Company or a wholly-owned subsidiary of the Company) or set aside any funds for any of the foregoing purposes.

C.	Research and Development, Patents and Licenses, Etc.
Not applicable.

D.	Trend Information
See “Item 4. Information on the Company—B. Business Overview—Industry and Market Conditions.”

E.	Off-Balance Sheet Arrangements
As of December 31, 2015, we did not have any off-balance sheet arrangements. Currently, we are committed to make charter-hire payments to third parties for certain chartered-in vessels. These arrangements are accounted for as operating leases. Please see “Tabular Disclosure of Contractual Obligations” for our other contractual obligations and commitments.

F.	Tabular Disclosure of Contractual Obligations
The following table sets forth our total contractual obligations at December 31, 2015:

(in millions of U.S. dollars)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Vessels under construction (1)	$433.6	$—	$—	$—	$433.6
Assets held for sale (2)	90.2	—	—	—	90.2
Time charter-in commitments (3)	32.4	9.0	—	—	41.4
Senior Notes (4)	—	—	73.6	—	73.6
Bank loans (5)	110.2	57.7	148.9	143.7	460.5
Interest payments (6)	18.4	33.6	21.2	3.5	76.7
Commitment fees (7)	2.1	0.1	—	—	2.2
Commercial management fee (8)	17.5	—	—	—	17.5
Technical management fee (9)	22.0	—	—	—	22.0
Total	$726.4	$100.4	$243.7	$147.2	$1,217.7

(1)	Represents the unpaid installments as of December 31, 2015 of the 24 vessels we had under construction as of that date.

(2)
Represents the unpaid installments as of December 31, 2015 relating to the five contracts for the construction of vessels that we had classified as assets held for sale as of December 31, 2015. Until these contracts are sold, the Company is obligated to make the future contractual payments.

(3)
Represents the amounts expected to be paid by us on the eight vessels that we have time chartered-in as of December 31, 2015, assuming we redeliver the vessels to their owners on the earliest redelivery date or actual redelivery date and excluding any option periods which may be exercised by us.

(4)	Represents the repayment of our Notes which mature in September 2019.

(5)	Represents the repayment of installments under the bank loans outstanding as of December 31, 2015.

(6)
Represents the interest payments on outstanding balances of our Notes at 7.50% per annum and bank loans, for which the interest rate used for each facility is based on interest rates in effect as of December 31, 2015, which inclusive of margins, ranged from 3.2643% to 6.25%.

(7)
Represents the commitment fees we will pay under our credit facilities at December 31, 2015 on which we are incurring commitment fees. Such fees are calculated on the undrawn portion of these credit facilities and assume that the committed amount of each vessel will be drawn when the vessel collateralizing the credit facility is delivered from the shipyards.

(8)
Represents the fixed component of the termination fees we would have to pay our commercial manager, SCM, of $300 per day for two years for each vessel that we own, and $0.5 million for each vessel under construction as of December 31, 2015. We are also required to pay SCM for each vessel that we own an amount equal to two years of commissions that SCM would have expected to earn had the contracts not been terminated.  Due to the variable nature of the commissions, they have been excluded from the above table.

(9)
Represents the termination fees we would have to pay our technical manager, SSM, of $0.2 million per vessel per year for two years for each vessel that we own, and $0.5 million for each vessel under construction as of December 31, 2015.

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

Our Class A directors will serve for a term expiring at the 2017 annual meeting of shareholders, our Class B directors will serve for a term expiring at the 2018 annual meeting, and our Class C directors will serve for a term expiring at the 2016 annual meeting. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address of each of our directors and executive officers listed below is Scorpio Bulkers Inc., 9, Boulevard Charles III, MC 98000 Monaco.

Name	Age	Position
Emanuele A. Lauro	37	Chairman, Class A Director and Chief Executive Officer
Robert Bugbee	55	Class B Director and President
Cameron Mackey	47	Chief Operating Officer
Hugh Baker	48	Chief Financial Officer
Roberto Giorgi	65	Class A Director
Einar Michael Steimler	67	Class B Director
Christian M. Gut	36	Class C Director
Thomas Ostrander	65	Class A Director
James Nish	57	Class C Director
Sergio Gianfranchi	70	Vice President, Vessel Operations
Luca Forgione	39	General Counsel
Anoushka Kachelo	35	Secretary

Biographical information concerning the directors and executive officers listed above is set forth below.
Emanuele A. Lauro, Chairman and Chief Executive Officer
Emanuele A. Lauro, the Company’s co-founder, serves and has served as our Chairman and Class A Director since April 9, 2013 and as our Chief Executive Officer since July 1, 2013. Mr. Lauro also serves and has served as Chairman and Chief Executive Officer of Scorpio Tankers (NYSE: STNG) since its initial public offering in April 2010. He joined Scorpio Group in 2003 and has continued to serve there in a senior management position since 2004. Under Mr. Lauro’s leadership, Scorpio Group has grown from an owner of three vessels in 2003 to become a leading operator and manager of approximately 200 vessels in 2016. Over the course of the last several years, Mr. Lauro has founded and developed all of the Scorpio Group Pools in addition to several other ventures such as Scorpio Logistics, which owns and operates specialized assets engaged in the transshipment of dry cargo commodities and invests in coastal transportation and port infrastructure developments in Asia and Africa since 2007. Mr. Lauro has a degree in international business from the European Business School, London.
Robert Bugbee, President and Director
Robert Bugbee, the Company’s co-founder, serves and has served as our Class B Director since April 9, 2013 and as our President since July 1, 2013. Mr. Bugbee has more than 25 years of experience in the shipping industry. Mr. Bugbee also serves and has served as President and Director of Scorpio Tankers since its initial public offering in April 2010. He joined Scorpio Group in February 2009 and has continued to serve there in senior management. Prior to joining Scorpio Group, Mr. Bugbee was a partner at Ospraie Management LLP between 2007 and 2008, a company which advises and invests in commodities and basic industry. From 1995 to 2007, Mr. Bugbee was employed at OMI Corporation, or OMI, a NYSE-listed tanker company sold in 2007. While at OMI, Mr. Bugbee served as President from January 2002 until the sale of the company, and before that served as Executive Vice President since January 2001, Chief Operating Officer since March 2000 and Senior Vice President of OMI from August 1995 to June 1998. Mr. Bugbee joined OMI in February 1993. Prior to this, he was employed by Gotaas-Larsen Shipping Corporation since 1984. During this time he took a two year sabbatical from 1987 for the M.I.B. Program at the Norwegian School for Economics and Business administration in Bergen. He has a Fellowship from the International Shipbrokers Association and a B.A. (Honors) from London University.
Cameron Mackey, Chief Operating Officer
Cameron Mackey serves and has served as our Chief Operating Officer since July 1, 2013. Mr. Mackey also serves and has served as Chief Operating Officer of Scorpio Tankers since its initial public offering in April 2010 and as a Director since May 2013. He joined Scorpio Group in March 2009, where he continues to serve in a senior management position. Prior to joining Scorpio Group, he was an equity and commodity analyst at Ospraie Management LLC from 2007 to 2008. Prior to that, he was

Senior Vice President of OMI Marine Services LLC from 2004 to 2007, where he was also in Business Development from 2002 to 2004. He has been employed in the shipping industry since 1994 and, earlier in his career, was employed in unlicensed and licensed positions in the merchant navy, primarily on tankers in the international fleet of Mobil Oil Corporation, where he held the qualification of Master Mariner. He has an M.B.A. from the Sloan School of Management at the Massachusetts Institute of Technology, a B.S. from the Massachusetts Maritime Academy and a B.A. from Princeton University.
Hugh Baker, Chief Financial Officer
Hugh Baker serves and has served as our Chief Financial Officer since July 1, 2013. Mr. Baker also serves and has served as a Managing Director of Scorpio USA LLC since July 2012, focusing on business development and finance for Scorpio Tankers and the Scorpio Group. For three years prior to joining Scorpio, Mr. Baker was a Managing Director in the investment banking team at Evercore Partners in New York, concentrating on the shipping industry. Prior to Evercore, he was the Head of Shipping at HSH Nordbank in New York and was previously a Managing Director in the ship finance team at ING Bank in London. Prior to banking, Mr. Baker worked in commercial roles for Greek-owned shipping companies in London. Mr. Baker has a BA from the London School of Economics and a MSc in Shipping, Trade & Finance from Cass Business School. Mr. Baker is a Fellow of the Institute of Chartered Shipbrokers.
Roberto Giorgi, Director
Roberto Giorgi serves and has served as our Class A Director since the closing of our initial public offering in December 2013. Mr. Giorgi also serves and has served as Executive Chairman of Fraser Yachts since September 2014 and as a committee member of Skuld P&I Club since June 2013. From 2014 to 2015, he served as Honorary President and member of the Group Executive of V.Ships, the world’s largest ship management company. From 1988 to 2014, Mr. Giorgi has held various roles within V.Ships, including President of V.Ships Ship Management, Managing Director of V.Ships New York, head of V.Ships Leisure in the cruise sector, and head of V.Ship’s ship management operation from its Monaco office. From 2008 to 2010, Mr. Giorgi also served as President of InterManager, the international trade association for third-party and in-house ship managers, whose members between them are responsible for approximately 3,700 ships and more than 200,000 crew members. Prior to joining the V.Ships Group, he attended the San Giorgio Nautical College in Genoa (1964 – 1969) and sailed from Deck Cadet to First Officer with Navigazione Alta Italia, Italian line and Sitmar Cruises. Before joining the merchant marine, he spent one year (1970/71) in the Naval Academy of Leghorn and sailed with the Italian Navy as Lieutenant.
Einar Michael Steimler, Director
Einar Michael Steimler serves and has served as our Class B Director since the closing of our initial public offering in December 2013. Mr. Steimler also serves and has served as a director of DHT Holdings Inc. (NYSE:DHT), where he is also a member of the Audit and Nominating and Corporate Governance Committees, and the Chairman of the Compensation Committee. Mr. Steimler has over 30 years of experience in the shipping industry. In 2000, he was instrumental in the formation of Tanker (UK) Agencies, the commercial agent to Tankers International. He served as its Chief Executive Officer until the end of 2007, and subsequently as its Chairman until 2011. From 1998 to 2010, Mr. Steimler served as a Director of Euronav NV (EURN:EN Brussels). He has been involved in both sale and purchase and chartering brokerage in the tanker, gas and chemical sectors and was a founder of Stemoco, a Norwegian ship brokerage firm. He graduated from the Norwegian School of Business Management in 1973 with a degree in Economics.
Christian M. Gut, Director
Christian M. Gut serves and has served as our Class C Director since the closing of our initial public offering in December 2013. Mr. Gut has twelve years of experience in the consulting industry in the Asia Pacific region. Mr. Gut started his professional career at ThyssenKrupp Technologies AG (as it then was) in Essen, Germany in 2002. He later joined Singapore based EABC Pte Ltd., or EABC, in 2003 where he was appointed as Director on May 18, 2006. EABC’s services comprise market intelligence and strategy, sales promotion and support to project management in selected Asia Pacific countries, principally Australia. Furthermore, Mr. Gut is a co-founder and past manager of the Stellar Energy Fund, launched in Singapore in 2006, which invested in energy focused private companies to finance projects and expansion plans in Asia, Middle East and Europe in the following industries: oil trading and bunkering, gas E&P, solar, geothermal and power generating heat plants. Mr. Gut has a Bachelor’s degree in international business from the European Business School in London.
Thomas Ostrander, Director
Thomas Ostrander serves and has served as our Class A director since January 2016. From 2013 to 2015, Mr. Ostrander served as Chief Financial Officer of U.S. Alliance Paper Inc., a privately held business involved in consumer tissue converting and marketing in the eastern half of the United States. From 2011 to 2013, he served as a Managing Director at GCA Savvian, a global investment bank. From 2006 to 2008, Mr. Ostrander served as a Managing Director and Sector Head in the Industrial Group at Banc of America Securities. From 1989 to 2006, he held various roles within Citigroup (legacy Salomon Brothers), where he was most recently Chairman of the Global Industrial Group for North America. Prior to that, he was Head of the Global Industrial Group for North America and Co-Head of the Global group. From 1976 to 1989, he served in various roles, including as a Managing Director, and he was a member of the Board of Directors of New York based Kidder Peabody & Co., where he also was Co-Founder and Co-Head of Equity Capital Markets. Furthermore, Mr. Ostrander was a Director of Westmoreland Coal Company for over 12 years, where he served as Chairman of the Corporate Governance Committee and was a member of the Audit, Compensation and Benefits, Finance and Nominating Committees. Mr. Ostrander has an MBA from Harvard University and an AB from the University of Michigan in Economics and Accounting.
James Nish, Director
James Nish serves and has served as our Class C director since January 2016. Mr. Nish has 28 years of experience in investment banking, serving clients across a variety of international industrial markets. He also serves as a Board member and Chairman of the Audit Committee of Gibraltar Industries, Inc. (NASDAQ: ROCK), a manufacturer and distributor of products for building markets, a position he has held since 2015, and has served as a Board member of the CSG Group since 2014, a private company that provides security alarm monitoring and related services to subscribers in the United States. From 2008 to 2012, Mr. Nish was Group Head of Middle Corporate Investment Banking at J.P.Morgan. From 1986 to 2008, he served as Co-Chairman of the Investment Banking Commitment Committee and Group Head of the Industrial Manufacturing Group of Bear Stearns, where he organized and managed the General Industries Group.  Mr. Nish is a Certified Public Accountant and Adjunct Professor in both the Undergraduate Business School and MBA Programs at Baruch College, Zicklin School of Business in New York and at Pace University, Lubin School of Business in New York, where he teaches a number of courses in both the Accounting and Finance departments. Mr. Nish has an MBA from the Wharton School at the University of Pennsylvania and a BS from the State University of New York at Buffalo in Accounting and Business.
Sergio Gianfranchi, Vice President, Vessel Operations
Sergio Gianfranchi serves and has served as our Vice President of Vessel Operations since September 19, 2013. Mr. Gianfranchi also serves and has served as Vice President, Vessel Operations of Scorpio Tankers since its initial public offering in April 2010. He served as Operations Manager of SSM at its headquarters in Monaco from 2002 to 2004. He has been instrumental in launching and operating the Scorpio Group Pools, and was employed as the Fleet Manager of SCM, the Scorpio Group affiliate that manages the commercial operations of approximately 200 vessels grouped in the Scorpio Group Pools. Mr. Gianfranchi is currently employed as the Pool Fleet Manager of SCM. From 1999 to 2001, Mr. Gianfranchi served as the on-site owner’s representative of the Scorpio Group affiliates named Doria Shipping, Tristan Shipping, Milan Shipping and Roma Shipping, to survey the construction of their Panamax and Post-Panamax newbuilding tankers being built at the 3Maj Shipyard in Rijeka, Croatia. When Mr. Gianfranchi joined SSM in 1989, he began as vessel master of its OBOs (multipurpose vessels that carry ore, heavy drybulk and oil). Upon obtaining his Master Mariner License in 1972, he served until 1989 as a vessel master with prominent Italian shipping companies, including NAI and Almare, initially a subsidiary of NAI but later controlled by Finmare, the Italian state shipping financial holding company. In this position he served mostly on OBOs, tankers and drybulk carriers. He graduated from La Spezia Nautical Institute in Italy in 1963.
Luca Forgione, General Counsel
Luca Forgione serves and has served as our General Counsel since July 1, 2013 and served as our Secretary from July 1, 2013 to December 18, 2013. Mr. Forgione also serves and has served as General Counsel of Scorpio Tankers since its initial public offering in April 2010 and served as Secretary until December 2013. He joined Scorpio Group in August 2009 where he continues to serve as General Counsel. He is licensed as a lawyer in his native Italy and as a Solicitor of the Supreme Court of England & Wales. Mr. Forgione has more than ten years of shipping industry experience and has worked in the fields of shipping, offshore logistics, commodity trading and energy since the beginning of his in-house career, most recently with Constellation Energy Commodities Group Ltd. in London, now part of Exelon (NYSE: EXC) from 2007 to 2009, and previously with Coeclerici S.p.a. in Milan from 2004 to 2007. He has experience with all aspects of the supply chain of drybulk and energy commodities (upstream and downstream), and has developed considerable understanding of the regulatory and compliance regimes surrounding the trading of physical and financial commodities as well as the owning, managing and chartering of vessels. Mr. Forgione was a Tutor in International Trade Law and Admiralty Law at University College London (U.K.) and more recently a Visiting Lecturer in International Trade Law at King’s College (U.K.). He has a Master’s Degree in Maritime Law from the University of Southampton (U.K.) and a Law Degree from the University of Genoa (Italy).

Anoushka Kachelo, Secretary
Anoushka Kachelo serves and has served as our Secretary since December 18, 2013. Mrs. Kachelo also serves as Secretary of Scorpio Tankers. She joined Scorpio Group in September 2010 as Senior Legal Counsel. Mrs. Kachelo is a Solicitor of the Supreme Court of England & Wales and has worked in the fields of commodity trading, energy and asset finance. Prior to joining the Scorpio Group, Mrs. Kachelo was Legal Counsel for the Commodities Team at JPMorgan (London) and prior to that in private practice for the London office of McDermott Will & Emery and Linklaters. She has a BA in Jurisprudence from the University of Oxford (U.K.).

B.	Compensation
Each of our non-employee directors receive cash compensation in the aggregate amount of $60,000 annually, plus either (i) an additional fee of $10,000 per year for each committee on which a director serves or (ii) an additional fee of $20,000 per year for each committee for which a director serves as Chairman. In addition, our lead independent director receives an additional fee of $20,000 per year. All actual expenses incurred while acting in their capacity as a director are reimbursed. For each board or committee meeting the non-employee director attends, the director receives $2,000. We do not have a retirement plan for our officers or directors. For the year ended December 31, 2015, we paid an aggregate compensation to our directors and senior management of approximately $4.3 million.
Executive Officers
We have employment agreements with the majority of our executive officers. These employment agreements remain in effect until terminated in accordance with their terms upon no less than 24 months prior written notice. Pursuant to the terms of their respective employment agreements, our executive officers are prohibited from disclosing or unlawfully using any of our material confidential information.
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
Equity Incentive Plan
Our board of directors has adopted an equity incentive plan, which we refer to as the Equity Incentive Plan, under which directors, officers and employees of us and our subsidiaries, as well as employees of affiliated companies are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common shares. As of December 31, 2015 we reserved a total of 1,480,748 common shares, for issuance under the Equity Incentive Plan, subject to adjustment for changes in capitalization as provided in the Equity Incentive Plan. Our Equity Incentive Plan is administered by our Compensation Committee.
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
On June 24, 2015, we granted 135,829 restricted shares to our officers, members of the board of directors and employees. Of these restricted shares, 7,374 restricted shares vest in three equal installments beginning on the first anniversary of the date of grant and 128,455 restricted shares vest in three equal installments beginning on the second anniversary of the date of grant. The aggregate fair value of these awards is $2.8 million.
On July 10, 2015, we granted 41,818 restricted shares to certain employees of the Scorpio Group, which vest in three equal installments beginning on June 24, 2017. The aggregate fair value of these awards is $0.8 million.
On September 18, 2015, we granted 626,388 restricted shares to our officers and members of the board of directors. Of these restricted shares, 35,373 restricted shares vest in three equal installments beginning on the first anniversary of the date of grant and 591,015 restricted shares vest in three equal installments beginning on the second anniversary of the date of grant. The aggregate fair value of these awards is $12.5 million.
Compensation cost is recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. Please see Note 10 to our Consolidated Financial Statements included herein for additional information.

C.	Board Practices
Our board of directors currently consists of seven directors, five of whom have been determined by our board of directors to be independent under the rules of the NYSE and the rules and regulations of the SEC. Our board has an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. Our Audit Committee is comprised of our five independent directors, who are Messrs. Giorgi, Steimler, Gut, Nish and Ostrander. Our Nominating and Corporate Governance Committee and our Compensation Committee are comprised of Messrs. Giorgi, Steimler and Gut. The Audit Committee, which operates under a charter, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities, procedures and the adequacy of our internal controls. In addition, provided that no member of the Audit Committee has a material interest in such transaction, the Audit Committee is responsible for reviewing transactions that we may enter into in the future with other members of the Scorpio Group that our board believes may present potential conflicts of interests between us and the Scorpio Group. The Nominating and Corporate Governance Committee is responsible for recommending to the board of directors nominees for director and directors for appointment to board committees and advising the board with regard to corporate governance practices. The Compensation Committee oversees our equity incentive plan and recommends director and senior employee compensation. Our shareholders may also nominate directors in accordance with procedures set forth in our bylaws.

D.	Employees
For the years ended December 31, 2015, 2014, and 2013 we had four, three and one employee (excluding our executive officers), respectively. These employees hold administrative positions in New York, New York.
Our executive officers are employed by us and our support staff is provided by SSH pursuant to an Administrative Services Agreement. Our technical manager is responsible for identifying, screening and recruiting, directly or through a crewing agent, the officers and all other crew members for our vessels that are employed by our vessel-owning subsidiaries.

E.	Share ownership
The common shares beneficially owned by our directors and our executive officers are disclosed in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.	Major shareholders.
The following table sets forth information regarding beneficial ownership of our common shares for (i) owners of more than five percent of our common shares and (ii) our directors and executive officers, of which we are aware as of February 25, 2016.

Name	No. of Shares		% Owned (1)
Wellington Management Group LLP(2)	4,015,475	(3)	14.0%
Monarch Alternative Capital LP(2)	3,317,565	(4)	11.6%
GRM Investments Ltd.	3,170,051	(5)	11.0%
Kensico Capital Management Corp.	2,661,064	(6)	9.3%
Scorpio Services Holding Limited (7)	2,254,367		7.9%
Pine River Capital Management L.P.	2,140,551	(8)	7.5%
Directors and executive officers as a group	1,351,893		4.7%
____________________

(1)	Calculated based on 28,713,505 common shares outstanding as of February 25, 2016.

(2)	Includes common shares held by funds managed thereby.

(3)	This information is derived from Schedule 13G filed with the SEC on January 11, 2016.

(4)	This information is derived from Schedule 13D/A filed with the SEC on January 11, 2016.

(5)	This information is derived from Schedule 13G filed with the SEC on February 1, 2016.

(6)	This information is derived from Schedule 13G filed with the SEC on February 16, 2016.

(7)
Ms. Annalisa Lolli-Ghetti may be deemed to be the beneficial owner of these shares by virtue of being the majority shareholder of SSH. Emanuele Lauro, our Director and Chief Executive Officer, Robert Bugbee, our Director and President, and Cameron Mackey, our Chief Operating Officer, own 10%, 10% and 7% of SSH, respectively.

(8)	This information is derived from Schedule 13G filed with the Commission on February 10, 2016.
Our principal shareholders have the same voting rights as other holders of our shares of common stock. On December 21, 2015, we entered into an agreement with one of our institutional shareholders, Monarch Alternative Capital LP, acting on behalf of certain of its advisory clients, relating to certain corporate governance matters. Please see “Item 10. Additional Information-B. Memorandum and Articles of Association” for a description of the material terms of this agreement.

As of February 25, 2016, we had 66 shareholders of record, 18 of which were located in the United States and held an aggregate of 26,680,238 shares of our common stock, representing 92.9% of our outstanding shares of common stock. However, one of the U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which held 25,900,493 shares of our common stock, as of February 25, 2016.

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
SCM’s services include securing employment for our vessels in the spot market and on time charters. SCM also manages the Scorpio Group Pools in which our vessels are, or are expected to be employed. For commercial management of any of our vessels that does not operate in one of these pools, we pay SCM a daily fee of $300 per vessel, plus a 1.75% commission on the gross revenues per charter fixture. The Scorpio Group Pool participants, including us and third-party owners of similar vessels, are each expected to pay SCM a pool management fee of $300 per vessel per day, plus a 1.75% commission on the gross revenues per charter fixture. Effective November 20, 2014, SCM has agreed to reduce, with respect to our vessels, the 1.75% commission to 1.00% until the first day on which the closing price of our common shares is not less than $117.00 per share, adjusted to include all authorized dividends paid on our share capital.
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
Administrative Services Agreement
We have entered into an Administrative Services Agreement with SSH for the provision of administrative staff, office space and accounting, legal compliance, financial and information technology services. SSH is a company affiliated with us. The services provided to us by SSH may be sub-contracted to other entities within the Scorpio Group. Pursuant to the Administrative Services Agreement, we reimburse SSH for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. We also pay SSH a fee for arranging vessel acquisitions, including newbuildings, which is payable in our common shares. The amount of common shares payable is determined by dividing $250,000 by the market value of our common shares based on the volume weighted average price of our common shares over the 30 trading day period immediately preceding the contract date of a definitive agreement to acquire any vessel. In November 2014, SSH agreed to waive its fee on vessel acquisitions contracted after November 20, 2014, until the first day on which the closing price of our common shares is not less than $117.00 per share, adjusted to include all authorized dividends paid on our share capital. As of the date of this annual report, we issued an aggregate of 143,035 common shares to SSH in connection with the deliveries of eight of our newbuilding vessels, and expect to issue an additional 37,681 common shares to SSH throughout the deliveries of the remaining vessels in our Newbuilding Program.
SSH has agreed with us not to own any drybulk carriers greater than 30,000 dwt for so long as the Administrative Services Agreement is in full force and effect. This agreement may be terminated by SSH after the third anniversary of our initial public offering upon 12 months’ prior written notice or by us with 24 months’ notice.
Transactions with entities controlled by the Lolli-Ghetti family and with Scorpio Tankers (herein referred to as related party affiliates) in the consolidated statement of operations and balance sheet are as follows:

For the year ended December 31, 2015, and 2014, we had the following balances with related parties, which have been included in the consolidated statement of operations (tabular amounts in thousands of U.S. dollars). We had no such balances for the period from March 20, 2013 (date of inception) to December 31, 2013.

	For the year ended December 31,
	2015	2014
Vessel revenue
Scorpio Kamsarmax Pool (1)	$25,151	$34,986
Scorpio Ultramax Pool (1)	26,338	10,196
Scorpio Capesize Pool(1)	4,857	—
SCM (2)	718	31
Total vessel revenue	$57,064	$45,213
Voyage expense
SCM (2)	$664	$148
Vessel operating cost:
SSM (3)	$2,765	$122
General and administrative expense:
SCM (2)	$258	$—
SSM (3)	—	51
SSH (4)	1,265	56
SUK (5)	486	717
Total general and administrative expense	$2,009	$824
Write down on assets held for sale
SCM (2)	$12,465	$—
SSM (3)	13,000	—
Total write down on assets held for sale	$25,465	$—

At December 31, 2015 and 2014, we had the following balances with related parties, which have been included in the consolidated balance sheets (tabular amounts and the notes thereto in thousands of U.S. dollars except per share and per vessel data):

	As of December 31,
	2015	2014
Assets
Due from related parties-current:
Scorpio Kamsarmax Pool(1)	$3,376	$8,482
Scorpio Ultramax Pool(1)	2,129	2,460
Scorpio Capesize Pool(1)	2,268	—
SCM(2)	424
SSM(3)	—	154
Scorpio Tankers(6)	—	31,277
Total due from related parties-current	$8,197	$42,373
Due from related parties non-current:
Scorpio Kamsarmax Pool(1)	$4,868	$3,272
Scorpio Ultramax Pool(1)	7,657	2,033
Scorpio Capesize Pool(1)	—	—
Total due from related parties non-current	$12,525	$5,305
Liabilities
Due to related parties-current:
SCM(2)	$3,415	$—
SSM(3)	4,274	1,131
SSH(4)	—	56
SUK(5)	—	$44
Less balances due to SCM and SSM included in assets held for sale	(7,065)	—
Total due from related parties-current	$624	$1,231

(1)
For the years ended December 31, 2015 and 2014, we earned $25,151 and $34,986, respectively from chartering our owned and chartered-in vessels to the Scorpio Kamsarmax Pool, $26,338 and $10,196, respectively from chartering our owned chartered-in vessels to the Scorpio Ultramax Pool and $4,857 for the years ended December 31, 2015 from chartering our owned vessels to the Scorpio Capesize Pool. As of December 31, 2015, we had balances due from these charterers (primarily consisting of working capital, undistributed earnings and reimbursable costs) which have been classified as current assets of $3,376, $2,129, and $2,268 from the Scorpio Kamsarmax Pool, the Scorpio Ultramax Pool and the Scorpio Capesize Pool, respectively. As of December 31, 2014, we had balances due of $8,482 and $2,460 from the Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool, respectively. As of December 31, 2015, there were non-current balances due from these charterers which relate to working capital retained by the pools for member vessels that do not have provisions to exit the pool in the next 12 months of $4,868 and $7,657 for the Scorpio Kamsarmax Pool and Scorpio Ultramax Pool respectively. As of December 31, 2014, there were non-current balances due from these charterers which relate to working capital retained by the pools for member vessels that did not have provisions to exit the pool in the next 12 months of $3,272 and $2,033 for the Scorpio Kamsarmax Pool and Scorpio Ultramax Pool, respectively.

The Scorpio Kamsarmax Pool, the Scorpio Ultramax Pool and the Scorpio Capesize Pool were significant customers for the year ended December 31, 2015, accounting for 40.8%, 42.5% and 7.9% of our total vessel revenue (including commissions from SCM), respectively. The Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool were significant customers for the year ended December 31, 2014, accounting 71.4% and 20.8% of our total vessel revenue (including commissions), respectively.

(2)
For commercial management of any of our vessels that does not operate in one of these pools, we pay SCM a daily fee of $300 per vessel, plus a 1.75% commission on the gross revenues per charter fixture. Effective November 20, 2014, SCM has agreed to reduce, with respect to our vessels, the 1.75% commission to 1.00% until the first day when the closing price of the Company’s common stock is not less than $117.00 per share, adjusted to include all equity restructuring and authorized dividends paid on our share capital, at which time the commission will revert to 1.75%. The Scorpio Ultramax Pool, the Scorpio Kamsarmax Pool and the Scorpio Capesize Pool participants, including us and third-party owners of similar vessels, pay SCM a pool management fee of $300 per vessel per day, plus a 1.75% commission on the gross revenues per charter fixture. For the year ended December 31, 2015 and 2014, we recorded vessel revenue of $718 and $100, respectively, pursuant to the decrease in commissions we were obligated to pay SCM pursuant to an agreement effective November 20, 2014 which reduced SCM’s commission on gross freight from 1.75% to 1.00%. Also, for the year ended December 31, 2014, we incurred $69 of commissions on the gross revenue of certain vessels time chartered-in for which their initial voyage took place before being admitted to the Scorpio Group Pools.
In addition, for the years ended December 31, 2015 and 2014, the Company incurred $664 and $148, respectively, which is a component of voyage expense to SCM consisting of a fee of $300 per vessel day for the periods in which our time chartered-in vessels were not operating in one of the pools and for fees charged to four time chartered-in vessels which were returned to their owners. As of December 31, 2015, $50 was unpaid for time chartered in vessels returned to their owners. Pursuant to the Master Agreement, contracts for the construction of vessels that are sold prior to the company taking delivery of the vessels results in a termination fee of $500,000 per vessel and the termination fee for a vessel under SCM management is two years of daily fees of $300, or $219,000 per vessel plus 1% of the estimated revenue SCM would have generated for the vessel over the next two years. This fee was applicable to 27 of the 31 vessels on construction contracts sold or classified as held for sale through December 31, 2015 and accordingly, a write down of Assets held for sale of $12,465 was recorded for the year ended December 31, 2015, of which $3,365 is unpaid and is reflected as a reduction of the realizable value of the assets held for sale as of December 31, 2015. In addition, during the year ended December 31, 2015, the Company incurred $258 of general and administrative expenses to SCM, consisting of allocated salaries and rent.

(3)
SSM’s services include providing technical support, such as arranging the hiring of qualified officers and crew, supervising the maintenance and performance of vessels, purchasing supplies, spare parts and new equipment, arranging and supervising drydocking and repairs, and monitoring regulatory and classification society compliance and customer standards. We pay SSM an annual fee of $200,000 per vessel to provide technical management services for each of our vessels upon delivery. For the years ended December 31, 2015 and 2014 we incurred costs to SSM of $2,765 and $122, respectively, which is a component of vessel operating cost. In addition, representatives of SSM, including certain subcontractors, provide us with construction supervisory services while our vessels are being constructed in shipyards. For these services, we will compensate SSM for its direct expenses, which can vary between $200,000 and $500,000 per vessel. In connection with supervision of the vessels in our Newbuilding Program, during the year ended December 31, 2014, we incurred a cost to SSM of $29,000 per vessel, which aggregates $1,421, of which $783 relates to vessels the Company sold, and of which $574 and $1,131 was unpaid as of December 31, 2015 and 2014 respectively. For the year ended December 31, 2014, we incurred $51 of rent allocated from SSM. Pursuant to the Master Agreement, contracts for the construction of vessels that are sold prior to the company taking delivery of the vessels results in a termination fee of $500,000 per vessel and the termination fee for a vessel under SSM management is two years of annual fees of $200,000 per vessel, or $400,000 per vessel. This fee was applicable to 27 of the 31 vessels on construction contracts sold or classified as held for sale through December 31, 2015 and accordingly, a write down on Assets held for sale of $13,000 was recorded for the year ended December 31, 2015, of which $3,700 is unpaid and is reflected as a reduction of the realizable value of the assets held for sale as of December 31, 2015.

(4)
We incur a fee to SSH for each owned vessel aggregating $1,265 and $56 for the years ended December 31, 2015 and 2014, respectively, which reflects direct and indirect expenses incurred by SSH in providing us with administrative services, which is included in general and administrative expenses. At December 31, 2014, $56 of the fee incurred to SSH was unpaid.

(5)
For the year ended December 31, 2015 and 2014, SUK charged us $486 and $717, respectively, for allocated salaries of certain SUK employees relating to the services such employees performed for the Company, of which $44 was unpaid at December 31, 2014.

(6)
In December 31, 2014, we agreed to sell four LR2 tankers to Scorpio Tankers and granted Scorpio Tankers an option to purchase two additional LR2 tankers (see Note 6). Pursuant to this, we paid Scorpio Tanker $31,277 as a security deposit relating to estimated costs we would incur to the shipyard for converting the vessels from Capesize contracts to LR2 contracts and scheduled installments on vessels expected to occur prior to the closing date of the sale. This deposit was repaid to us upon closing in July 2015.

Share Issuances
Upon our formation in March 2013, we issued 125 common shares to SSH. During July 2013, we issued and sold an additional 104,167 common shares to SSH for $10.0 million as part of a series of Norwegian private transactions exempt from registration under the Securities Act, which were subject to a contractual lock-up until July 2014.

In November 2014, certain of our executive officers and SSH purchased an aggregate of 345,500 common shares in our November 2014 Private Placement.
On June 16, 2015, we issued 11,083,333 shares of common stock, par value of $0.01 per share at $18.00 per share in an underwritten public offering. SSH and certain of our executive officers purchased an aggregate of 833,333 Common Shares at the public offering price. On June 23, 2015, underwriters exercised their option to purchase an additional 1,662,500 additional common shares in connection with the public offering.

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
Dividend Policy
We currently do not intend to pay dividends to the holders of our common shares but rather to invest our available cash in the growth of our fleet and development of our business. We will continue to assess our dividend policy and our board of directors may determine it is in the best interest of the Company to pay dividends in the future. Any dividends paid by us will be income to a U.S. shareholder. Please see “Item 10. Additional Information - E. Taxation” for additional information relating to the U.S. federal income tax treatment of our dividend payments, if any are declared in the future.
We are a holding company with no material assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to pay dividends, if any, depends on our subsidiaries and their ability to distribute funds to us. Our secured credit facilities have restrictions on our ability, and the ability of certain of our subsidiaries, to pay dividends in the event of a default or breach of covenants under the credit facility agreement. Under such circumstances, we or our subsidiaries may not be able to pay dividends so long as we are in default or have breached certain covenants of the credit facility without our lender’s consent or waiver of the default or breach. In addition, Marshall Islands law generally prohibits the payment of dividends (i) other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or (ii) when a company is insolvent or (iii) if the payment of the dividend would render the company insolvent.
In addition, we may incur expenses or liabilities, including extraordinary expenses, decreases in revenues, including as a result of unanticipated off-hire days or loss of a vessel, or increased cash needs that could reduce or eliminate the amount of cash that we have available for distribution as dividends.
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
Our common shares have traded on the NYSE since December 12, 2013 under the symbol “SALT.” In addition, during the period from July 3, 2013 through July 31, 2014, our common shares minimally traded on the Norwegian OTC under the symbol “SALT.” The following table sets forth the high and low closing prices for our common shares for the periods indicated, as reported by the NYSE.
All share prices have been adjusted to account for the one-for-twelve reverse stock split effected on December 31, 2015.

	NYSE
For the Fiscal Year Ended	High (U.S.$)	Low (U.S.$)

December 31, 2015	$33.12	$7.20
December 31, 2014	126.96	22.92
December 31, 2013 (beginning December 12, 2013)	120.60	112.56

	NYSE
For the Quarter Ended	High (U.S.$)	Low (U.S.$)

December 31, 2015	$19.56	$7.20
September 30, 2015	22.80	17.04
June 30, 2015	32.16	19.08
March 31, 2015	33.12	15.72
December 31, 2014	72.00	22.92
September 30, 2014	108.48	69.84
June 30, 2014	123.00	100.44
March 31, 2014	126.96	109.92

	NYSE
For the Month	High (U.S.$)	Low (U.S.$)

February 2016 (through and including February 26, 2016)	$3.28	$1.84
January 2016	8.34	3.01
December 2015	10.56	7.20
November 2015	16.80	10.08
October 2015	19.56	16.32
September 2015	21.00	17.04
August 2015	22.80	19.32

B.	Plan of Distribution
Not applicable

C.	Markets

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
Our Amended and Restated Articles of Incorporation and bylaws have been filed as Exhibit 3.1 and Exhibit 3.2, respectively, to our Registration Statement on Form F-1 (Registration No. 333-192246), declared effective by the SEC on December 11, 2013, and are hereby incorporated by reference into this annual report. In December 2015, our shareholders approved an amendment to our Amended and Restated Articles of Incorporation to effect a one-for-twelve reverse stock split of our common shares, par value $0.01 per share, and to reduce the total number of authorized common shares to 56,250,000 shares.
Information regarding the rights, preferences and restrictions attaching to each class of our shares is described in the section entitled “Description of Capital Stock” in the accompanying prospectus to our Registration Statement on Form F-3 (File No. 333-201354) declared effective by the SEC on January 15, 2015, provided that since the date of such Registration Statement, our total issued and outstanding common shares has increased to 28,713,505 as of the date of this annual report.
Agreement with Institutional Investor
On December 21, 2015, we entered into an agreement with one of our institutional shareholders, Monarch Alternative Capital LP, or Monarch, acting on behalf of certain of its advisory clients, relating to certain corporate governance matters. Pursuant to the agreement, we increased the size of our board of directors from five to seven members, and appointed two independent directors to fill the newly created vacancies, one of whom was a suggested appointee of Monarch and who also now serves on the audit committee. In addition, we also agreed to amend our stockholders rights agreement to change the definition of "acquiring person" to any person that beneficially owns 20% or more of our issued and outstanding common shares.
Stockholders Rights Agreement
On January 14, 2016, we entered into the First Amended and Restated Stockholders Rights Agreement, or the Stockholders Rights Agreement, with Computershare Trust Company, N.A., as Rights Agent, which amended and restated in its entirety the Stockholders Rights Agreement dated June 18, 2015. Under the Stockholders Rights Agreement, we declared a dividend payable of one preferred stock purchase right, or Right, for each outstanding share of our common stock, to our stockholders of record at the close of business on June 29, 2015. Each Right entitles the registered holder to purchase from us a unit consisting of one one-thousandth of a share of our Series A Participating Preferred Stock, par value $0.01 per share. The Rights will separate from the common stock and become exercisable after the earlier of (1) the 10th calendar day (or such later date as determined by our board of directors) after the public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 20% or more of shares of our common stock or (2) the 10th business day (or such later date as determined by our board of directors) after a person or group announces a tender or exchange offer, that would result in ownership by that person or group of 20% or more of shares of our common stock. On the distribution date, each holder of a Right will be entitled to purchase for $50.00, or the Exercise Price, a fraction (1/1000th) of one share of our Series A Participating Preferred Stock, which has similar economic terms as one share of our common stock.

If an acquiring person, or an Acquiring Person, acquires more than 20% of the shares of our common stock, then each holder of a Right (except that Acquiring Person) will be entitled to buy at the Exercise Price, a number of shares of our common stock which has a market value of twice the Exercise Price. Any time after the date an Acquiring Person obtains more than 20% of shares of our common stock and before that Acquiring Person acquires more than 50% of outstanding shares of our common stock, we may exchange the Rights, in whole or in part, for common shares at an exchange ratio of one common share per Right, and in certain circumstances, we may elect to exchange the Rights for cash or other securities having a value approximately equal to one common share. The Rights expire on the earliest of (i) June 18, 2016 or (ii) the redemption or exchange of the Rights by us as described above. We can redeem the Rights at any time on or prior to the earlier of the 10th business day following the public announcement that a person has acquired ownership of 20% or more of shares of our common stock. The terms of the Rights and the Stockholders Rights Agreement may be amended to make changes that do not adversely affect the rights of the Rights holders (other than the Acquiring Person). The Rights do not have any voting rights. The Rights have the benefit of certain customary anti-dilution protections.

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
The Republic of the Marshall Islands, the jurisdiction where we are incorporated, has been officially recognized by the IRS as a qualified foreign country that grants the requisite “equivalent exemption” from tax in respect of each category of shipping income we earn and currently expect to earn in the future. Therefore, we will be exempt from U.S. federal income taxation with respect to our U.S. source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.
Given the widely held nature of our common shares, we do not currently anticipate circumstances under which we would be able to satisfy the 50% Ownership Test.
Publicly-Traded Test
The Treasury Regulations promulgated under Section 883 provide, in pertinent part, that shares of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares, which constitute our sole class of issued and outstanding stock, are “primarily traded” on the NYSE, which is an established market for these purposes.
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
For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of our common shares, or “5% Shareholders,” the Treasury Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as owning 5% or more of our common shares. The Treasury Regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.
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
We believe that we satisfy the Publicly-Traded Test for the 2015 taxable year and were not subject to the 5% Override Rule, and we intend to take that position on our 2015 U.S. federal income tax returns.
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
Special rules may apply to any “extraordinary dividend”-generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder’s adjusted tax basis in a common share-paid by us. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss derived by certain non-corporate U.S. Holders from the sale or exchange of such common shares will be treated as long term capital loss to the extent of such dividend.
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
It is possible that we may be considered a PFIC for our 2015 taxable year. Whether we are treated as a PFIC for our 2015 taxable year will depend, in part, upon whether the deposits that we make on newbuilding contracts are treated as being held for the production of “passive income” and on the amount of “passive income” that we derive in our 2015 taxable year. In making the determination as to whether we are a PFIC, we intend to treat the deposits that we make on our newbuilding contracts as assets which are not held for the production of passive income for purposes of determining whether we are a PFIC. We note that there is no direct authority on this point and it is possible that the IRS may disagree with our position.
For our 2016 taxable year and subsequent taxable years, whether we will be treated as a PFIC will depend upon the nature and extent of our operations. In making the determination as to whether we are a PFIC, we intend to treat the gross income that we derive or that are deemed to derive from the spot chartering and time chartering activities of us or any of our subsidiaries as services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly owned subsidiaries own and operate in connection with the production of such income should not constitute passive assets for purposes of determining whether we are a PFIC. We believe that there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. In the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.
As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common shares, as discussed below. If we were treated as a PFIC, a U.S. Holder will generally be required to file IRS Form 8621 with respect to its ownership of our common shares.
Taxation of U.S. Holders Making a Timely QEF Election
If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report for U.S. federal income tax purposes its pro rata share of our ordinary earnings and net capital gain, if any, for each of our taxable years during which we are a PFIC that ends with or within the taxable year of the Electing Holder, regardless of whether distributions were received from us by the Electing Holder. No portion of any such inclusions of ordinary earnings will be treated as “qualified dividend income.” Net capital gain inclusions of certain non-corporate U.S. Holders may be eligible for preferential capital gains tax rates. The Electing Holder’s adjusted tax basis in the common shares will be increased to reflect any income included under the QEF election. Distributions of previously taxed income will not be subject to tax upon distribution but will decrease the Electing Holder’s tax basis in the common shares. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any taxable year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder would make a timely QEF election for our common shares by filing IRS Form 8621 with his U.S. federal income tax return for the first year in which he held such shares when we were a PFIC. If we determine that we are a PFIC for any taxable year, we intend to provide each U.S. Holder with information necessary for the U.S. Holder to make the QEF election described above. If we were treated as a PFIC for our 2015 taxable year, we anticipate that, based on our current projections, we would not have a significant amount of taxable income or gain that would be required to be taken into account by U.S. Holders making a QEF election effective for such taxable year.
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

U.S. Federal Income Taxation of “Non-U.S. Holders”
As used herein, the term “Non-U.S. Holder” means a holder that, for U.S. federal income tax purposes, is a beneficial owner of common shares (other than a partnership) and who is not a U.S. Holder.
If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax adviser.
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

(2)	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and who also meets other conditions.

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

We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E. Washington, D.C. 20549, or from its website http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates.
Shareholders may also request a copy of our filings at no cost, by writing to us at the following address: 9, Boulevard Charles III, Monaco, 98000 or telephoning us at + 377 9798 5716.

I.	Subsidiary Information
Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our unhedged variable-rate borrowings. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. As of December 31, 2015, we have variable-rate borrowings totaling $445.1 million. A one percent increase in LIBOR rates would increase our interest payments by $4.5 million per year from January 1, 2016.
Spot Market Rate Risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Group Pools. Our owned and chartered-in vessels operated for 8,298 days in the spot market or in the Scorpio Group Pools during 2015. Additionally, we have the ability to remove our vessels from the pools on relatively short notice if attractive time charter opportunities arise. A $1,000 per day increase or decrease in spot rates for all of our vessel classes would have increased or decreased our operating loss by $8.3 million for the year ended December 31, 2015.
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
None.

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
We carried out an evaluation under the supervision, and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15e under the Securities Act) as of December 31, 2015. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2015 to provide reasonable assurance that (1) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.
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
In accordance with Rule 13a-15(f) of the Exchange Act, the management of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2015 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission or COSO in 2013. Based on our assessment, management determined that the Company’s internal controls over financial reporting were effective as of December 31, 2015 based on the criteria in Internal Control—Integrated Framework issued by COSO (2013).
The Company’s internal control over financial reporting, at December 31, 2015, has been audited by PricewaterhouseCoopers Audit, an independent registered public accounting firm, who also audited the Company’s consolidated financial statements for that year, which are filed as a part of this annual report. PricewaterhouseCoopers Audit has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting.
C.Attestation Report of the Registered Public Accounting Firm.
The attestation report of PricewaterhouseCoopers Audit is presented on page F-2 of the Financial Statements filed as part of this annual report.

D.	Changes in Internal Control Over Financial Reporting.
None

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that Mr. Einar Michael Steimler, who serves on the Audit Committee, qualifies as an “audit committee financial expert” and that he is “independent” according to SEC rules.

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
Our principal accountant for the year ended December 31, 2015 and December 31, 2014 was PricewaterhouseCoopers Audit, and the audit fees for those periods were $268,000 and $202,000, respectively.
During 2015, our principal accountant, PricewaterhouseCoopers Audit, provided services related to our public offering of 11,083,333 shares of common stock.  The fee for this service was $45,000.
During 2014, PricewaterhouseCoopers Audit provided services related to the issuance of our Senior Notes that was completed in September 2014 and for the registration of 3,333,333 shares of common stock issued in a private placement that was completed in November 2014; the fees for these services were $71,357 and $71,475, respectively.

B.	Audit-Related Fees
None.

C.	Tax Fees
None.

D.	All Other Fees
None.

E.	Audit Committee’s Pre-Approval Policies and Procedures
Our Audit Committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

F.	Audit Work Performed by Other Than Principal Accountant if Greater Than 50%
Not applicable.

ITEM 16D.	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Name	Period	(a) No. of Common Shares Purchased (1)	(b) Average Price Paid per Common Share	(c) Total No. of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Common Shares that May Yet Be Purchased Under the Plans or Programs
Scorpio Services Holding Ltd.	July 2015	87,500	$22.58	N/A	N/A
Scorpio Services Holding Ltd.	August 2015	129,373	$20.42	N/A	N/A
Scorpio Services Holding Ltd.	September 2015	235,898	$18.96	N/A	N/A
Einar Michael Steimler	September 2015	8,333	$18.00	N/A	N/A
(1) These common shares were purchased in the open market.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.

ITEM 16G.	CORPORATE GOVERNANCE
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
There are two significant differences between our corporate governance practices and the practices required by the NYSE. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. The Marshall Islands law and our bylaws do not require our non-management directors to regularly hold executive sessions without management. During 2015 and through the date of this annual report, our non-management directors met in executive session four times. The NYSE requires companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Marshall Islands law and we have not adopted such guidelines.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.
PART III

ITEM 17.	FINANCIAL STATEMENTS
See “Item 18. Financial Statements.”

ITEM 18.	FINANCIAL STATEMENTS
The financial statements, together with the report of PricewaterhouseCoopers Audit thereon, beginning on page F-1, are filed as a part of this annual report.

ITEM 19.	EXHIBITS

Number	Description

1.1	Amended and Restated Articles of Incorporation of the Company (1)
1.2	Amendment to the Amended and Restated Articles of Incorporation of the Company(8)
1.3	Certificate of Correction to the Amended and Restated Articles of Incorporation of the Company
1.4	Amended and Restated Bylaws of the Company (1)
2.1	Form of Common Share Certificate
2.2	Base Indenture, dated September 22, 2014, by and between the Company and Deutsche Bank Trust Company Americas, relating to the 7.50% Senior Notes due 2019 (5)
2.3	First Supplemental Indenture, dated September 22, 2014, by and between the Company and Deutsche Bank Trust Company Americas (5)
4.1	Master Agreement (1)
4.2	Administrative Services Agreement (1)
4.3	Equity Incentive Plan (1)
4.4	Form of Shipbuilding Contract of Chengxi Shipyard Co. Ltd (1)
4.5	Form of Shipbuilding Contract of Dalian COSCO KHI Ship Engineering Co. Ltd. (1)
4.6	Form of Shipbuilding Contract of Hudong-Zhongdua Shipbuilding (Group) Co., Inc. (1)
4.7	Form of Shipbuilding Contract of Imabari Shipbuilding Co. Ltd. (1)
4.8	Form of Shipbuilding Contract of Daewoo Mangalia Heavy Industries S.A. (1)
4.9	Form of Shipbuilding Contract of Tsuneishi Group (Zhoushan) Shipbuilding Inc. (1)
4.10	Form of Shipbuilding Contract of Mitsui Engineering & Shipbuilding Co. Ltd. (1)
4.11	Form of Shipbuilding Contract of Nantong COSCO KHI Ship Engineering Co., Ltd. (1)
4.12	Form of Shipbuilding Contract of Jiangsu Yangzijian Shipbuilding Co. Ltd. (1)
4.13	Form of Shipbuilding Contract of Shanghai Jiangnan-Changxing Shipbuilding Co., Ltd. (1)
4.14	Form of Shipbuilding Contract of Sungdong Shipbuilding & Marine Engineering Co., Ltd. (2)
4.15	Form of Shipbuilding Contract of Daehan Shipbuilding Co., Ltd. (2)
4.16	Registration Rights Agreement, dated November 18, 2014 (4)
4.17	Share Purchase Agreement, dated November 18, 2014 (4)
4.18	$67.5 Million Senior Secured Credit Facility (2)
4.19	$330.0 Million Senior Secured Credit Facility (2)
4.20	$39.6 Million Senior Secured Credit Facility (2)
4.21	$409.0 Million Senior Secured Credit Facility(6)
4.22	$411.3 Million Senior Secured Credit Facility(6)
4.23	$42.0 Million Senior Secured Credit Facility(6)
4.24	$26.0 Million Senior Secured Credit Facility(6)

4.25	$19.8 Million Senior Secured Credit Facility(6)
4.26	$76.5 Million Senior Secured Credit Facility
4.27	$12.5 Million Senior Secured Credit Facility
4.28	$27.3 Million Senior Secured Credit Facility
4.29	First Amended and Restated Stockholders Rights Agreement(9)
4.30	Agreement with Institutional Investor(7)
8.1	List of Subsidiaries
11.1	Code of Ethics (1)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
15.2	Consent of SSY Consultancy & Research Ltd
101. INS	XBRL Instance Document
101. SCH	XBRL Taxonomy Extension Schema
101. CAL	XBRL Taxonomy Extension Schema Calculation Linkbase
101. DEF	XBRL Taxonomy Extension Schema Definition Linkbase
101. LAB	XBRL Taxonomy Extension Schema Label Linkbase
101. PRE	XBRL Taxonomy Extension Schema Presentation Linkbase

(1)	Incorporated by reference to the Company’s Registration Statement on Form F-1, which was declared effective by the SEC on December 11, 2013 (File No. 333-192246).

(2)	Incorporated by reference to the Company’s Registration Statement on Form F-1, which was declared effective by the SEC on September 15, 2015 (File No. 333-197949).

(3)	Incorporated by reference to the Company’s Annual Report on Form 20-F, filed with the SEC on April 2, 2014.

(4)	Incorporated by reference to the Company’s Report on Form 6-K, filed with the SEC on November 18, 2014.

(5)	Incorporated by reference to the Company’s Report on Form 6-K, filed with the SEC on September 25, 2014.

(6)	Incorporated by reference to the Company’s Annual Report on Form 20-F, filed with the SEC on April 2, 2015.

(7)	Incorporated by reference to the Company’s Report on Form 6-K, filed with the SEC on December 23, 2015.

(8)	Incorporated by reference to the Company’s Report on Form 6-K, filed with the SEC on January 4, 2016.

(9)	Incorporated by reference to the Company’s Report on Form 6-K, filed with the SEC on January 15, 2016.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated February 29, 2016
Scorpio Bulkers Inc.
(Registrant)

/s/ Emanuele Lauro

Emanuele Lauro
Chief Executive Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F- 2
Consolidated Balance Sheets as of the years ended December 31, 2015 and 2014	F- 3
Consolidated Statements of Operations for the years ended December 31, 2015 and 2014 and the period from March 20, 2013 (Date of Inception) to December 31, 2013	F- 4

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2015 and 2014 and the period from March 20, 2013 (Date of Inception) to December 31, 2013	F- 5

Consolidated Statements of Cash Flows for the years ended December 31, 2015 and 2014 and the period from March 20, 2013 (Date of Inception) to December 31, 2013	F- 6

Notes to the Consolidated Financial Statements	F- 7

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Scorpio Bulkers Inc

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Scorpio Bulkers Inc and its subsidiaries at December 31, 2015 and December 31, 2014 and the results of their operations and their cash flows for the two years then ended December 31, 2015 and for the period from March 20, 2013 (date of inception) to December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under item 15. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which were integrated audits in 2015 and 2014). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PRICEWATERHOUSECOOPERS AUDIT

Monaco, Principality of Monaco

February 29, 2016

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except per share data)

	As of December 31,
Assets	2015	2014
Current assets
Cash and cash equivalents	$200,300	$272,673
Due from related parties	8,197	42,373
Prepaid expenses and other current assets	11,247	3,872
Assets held for sale	172,888	43,781
Total current assets	392,632	362,699
Non-current assets
Vessels, net	764,454	66,633
Vessels under construction	288,282	866,844
Deferred financing cost, net	12,807	3,181
Other assets	14,736	19,543
Due from related parties	12,525	5,305
Total non-current assets	1,092,804	961,506
Total assets	$1,485,436	$1,324,205

Liabilities and shareholders’ equity
Current liabilities
Bank loans	$110,226	$3,300
Accounts payable and accrued expenses	16,214	15,811
Due to related parties	624	1,231
Total current liabilities	127,064	20,342
Non-current liabilities
Bank loans	350,216	30,250
Senior Notes	73,625	73,625
Total non-current liabilities	423,841	103,875
Total liabilities	550,905	124,217
Commitment and contingencies (Note 7)
Shareholders’ equity
Common stock, $0.01 par value per share; authorized 56,250,000 shares; issued and outstanding 28,686,561and 15,024,974 shares as of December 31, 2015 and December 31, 2014, respectively	287	1,803
Paid-in capital	1,567,905	1,321,057
Accumulated deficit	(633,661)	(122,872)
Total shareholders’ equity	934,531	1,199,988
Total liabilities and shareholders’ equity	$1,485,436	$1,324,205

See notes to the consolidated financial statements.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statement of Operations
(Dollars in thousands, except per share data)

	Year ended December 31,		Period from March 20, 2013 (date of inception) to December 31,
	2015	2014	2013
Revenue:
Vessel revenue	$5,457	$3,774	$—
Vessel revenue-related party pools	57,064	45,213	—
Total vessel revenue	62,521	48,987	—
Operating expenses:
Voyage expenses	123	3,579	—
Voyage expenses-related party	664	148	—
Vessel operating costs	26,607	1,478	—
Vessel operating costs-related party	2,765	122	—
Charterhire expense	51,389	73,214	—
Vessel depreciation	14,263	686	—
General and administrative expenses	33,373	30,937	5,505
General and administrative expenses-related party	2,009	824	—
Loss / write down on assets held for sale	397,472	55,487	—
Loss / write down on assets held for sale-related party	25,465	—	—
Total operating expenses	554,130	166,475	5,505
Operating loss	(491,609)	(117,488)	(5,505)
Other income (expense):
Interest income	356	1,052	341
Foreign exchange gain (loss)	(12)	43	(1,135)
Financial expense, net	(19,524)	(172)	(8)
Total other (loss) income	(19,180)	923	(802)
Net loss	$(510,789)	$(116,565)	$(6,307)
Weighted-average shares outstanding:
Basic	21,410,177	11,466,072	3,327,097
Diluted	21,410,177	11,466,072	3,327,097
Loss per common share:
Basic	$(23.86)	$(10.17)	$(1.90)
Diluted	$(23.86)	$(10.17)	$(1.90)

See notes to the consolidated financial statements.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statement of Changes in Shareholders’ Equity
(Dollars in thousands)

	Number of shares outstanding	Common stock	Paid-in capital	Accumulated deficit	Total
Balance at March 20, 2013 (date of inception)	—	$—	$—	$—	$—
Net loss				(6,307)	(6,307)
Shares issued upon formation	125
Net proceeds from common stock offerings:
Norwegian private placements	8,103,368	972	823,307		824,279
Initial public offering	2,608,333	313	282,568		282,881
Issuance of shares of restricted stock	405,168	49	(49)		—
Restricted stock amortization			3,359		3,359
Balance as of December 31, 2013	11,116,994	$1,334	$1,109,185	$(6,307)	$1,104,212
Net loss				(116,565)	(116,565)
Net proceeds from common stock offering:
Overallotment of initial public offering	391,250	47	42,298		42,345
Private placement	3,333,333	400	145,227		145,627
Common Stock issued to SSH	4,366	1	499		500
Issuance of shares of restricted stock	179,031	21	(21)		—
Restricted stock amortization			23,869		23,869
Balance as of December 31, 2014	15,024,974	$1,803	$1,321,057	$(122,872)	$1,199,988
Net loss				(510,789)	$(510,789)
Net proceeds from common stock offering:
Private placement			250		250
Public offering	11,083,333	1,330	188,343		189,673
Overallotment of public offering	1,662,500	200	28,230		28,430
Reverse stock split	(29)	(3,155)	3,155		—
Common Stock issued to SSH	111,725	13	2,367		2,380
Issuance of shares of restricted stock	804,058	96	(96)		—
Restricted stock amortization			24,599		24,599
Balance as of December 31, 2015	28,686,561	$287	$1,567,905	$(633,661)	$934,531

See notes to the consolidated financial statements.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Dollars in thousands)

	Year ended December 31,		Period from March 20, 2013 (date of inception) to December 31,
	2015	2014	2013
Operating activities
Net loss	$(510,789)	$(116,565)	$(6,307)
Adjustment to reconcile net loss to net cash used by operating activities:
Restricted stock amortization	24,599	23,869	3,359
Vessel depreciation	14,263	686	—
Amortization of deferred financing costs	1,988	150	—
Write off of deferred financing costs	16,085	—	—
Loss / write down on assets held for sale	397,472	55,487	—
Loss / write down on assets held for sale-related party	25,465	—	—
Changes in operating assets and liabilities:
Increase in prepaid expenses and other current assets	(4,669)	(3,811)	(96)
Increase in accounts payable accrued expenses	5,372	5,014	807
Related party balances	(4,928)	(15,170)	—
Net cash used in operating activities	(35,142)	(50,340)	(2,237)
Investing activities
Security deposit refunded (paid) on assets held for sale	31,277	(31,277)	—
Proceeds from sale of assets held for sale	281,050	—	—
Payments on assets classified as held for sale	(92,433)	—	—
Payments for vessels and vessels under construction	(875,970)	(651,505)	(371,692)
Net cash used by investing activities	(656,076)	(682,782)	(371,692)
Financing activities
Proceeds from issuance of common stock	217,997	187,615	1,107,825
Proceeds from issuance of debt	489,561	33,550	—
Repayments of long term debt	(62,669)	—	—
Proceed from Senior Notes offering	—	73,625	—
Debt issue cost paid	(26,044)	(22,891)	—
Net cash provided by financing activities	618,845	271,899	1,107,825
(Decrease) increase in cash and cash equivalents	(72,373)	(461,223)	733,896
Cash at cash equivalents, beginning of period	272,673	733,896	—
Cash and cash equivalents, end of period	$200,300	$272,673	$733,896
Supplemental cash flow information:
Interest paid	$12,874	$1,273	$—
Non-cash investing and financing activities
Amounts payable vessels and vessels under construction	$2,800	$7,568	$—
Deferred financing cost payable	85	532	—
Issuance of common stock	—	357	665
Interest capitalized	11,886	1,600	—
See notes to the consolidated financial statements.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
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
As of December 31, 2015, the Company owned 25 vessels consisting ten Kamsarmax vessels, 15 Ultramax vessels and has ordered 24 newbuilding drybulk carriers, which it intends to operate. As of December 31, 2015 the Company has classified eight Capesize vessels as held for sale.
Our vessels are commercially managed by Scorpio Commercial Management S.A.M. (“SCM”), which is majority owned by the Lolli-Ghetti family of which, Emanuele Lauro, our Chairman and Chief Executive Officer is a member. SCM’s services include securing employment, in pools, in the spot market and on time charters.
Our vessels are mainly technically managed by Scorpio Ship Management S.A.M. (“SSM”), which is majority owned by the Lolli-Ghetti family. SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services as necessary to operate the vessels such as drydocks and vetting/inspection under a technical management agreement.
We also have an administrative services agreement with Scorpio Services Holding Limited (“SSH”), which is majority owned by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include accounting, legal compliance, financial, information technology services, the provision of administrative staff and office space, and the reimbursement of any direct or indirect expenses that they incur in providing these services.
Basis of accounting
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany accounts and transactions have been eliminated in consolidation. The consolidated financial statements reflect all adjustments which, in the opinion of management, are necessary for the fair presentation of results. Certain reclassifications have been made to prior year Voyage expenses - related party and General and administrative expense - related party included in the Consolidated Statement of Operations to conform to current year presentation.
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reporting amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets, liabilities, revenues and expenses. Actual results could differ from those estimates.
Reverse stock split
On December 31, 2015, the Company effected a one-for-twelve reverse stock split. All share and per share information has been retroactively adjusted to reflect the reverse stock split. The par value was not adjusted as a result of the reverse stock split.
Going concern
The Company’s revenue is derived from time charter revenue, voyage revenue and pool revenue. The bulker shipping industry is volatile and has been experiencing a sustained cyclical downturn. If the downturn continues, this could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

The fair market values of the Company’s vessels also experience high volatility. The fair market value of the vessels may increase or decrease depending on a number of factors including, but not limited to, the prevailing level of charter rates and day rates, general economic and market conditions affecting the international shipping industry, types, sizes and ages of vessels, supply and demand for vessels, availability of or developments in other modes of transportation, competition from other shipping companies, cost of newbuildings, governmental or other regulations and technological advances. In addition, as vessels grow older, they

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

generally decline in value. If the fair market value of vessels declines, the Company may not be in compliance with certain provisions of its credit facilities and it may not be able to refinance its debt and obtain additional financing. The prepayment of certain credit facilities may be necessary for the Company to maintain compliance with certain covenants in the event that the value of its vessels falls below a certain level. Additionally, if the Company sells one or more of its vessels at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying value on its consolidated financial statements, resulting in a loss on sale or an impairment loss being recognized, ultimately leading to a reduction in earnings. Furthermore, if vessel values fall significantly, this could indicate a decrease in the recoverable amount for the vessel which may result in an impairment adjustment in the carrying value of the vessel.

As described in Note 7, the Company has commitments to pay for its vessels currently under construction that exceed the amount of financing presently secured for these. If the Company is not able to borrow additional funds, raise other capital or utilize available cash on hand, it may not be able to acquire these newbuilding vessels, which could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

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
Significant Accounting Policies
Principles of Consolidation
The consolidated financial statements represent the consolidation of the accounts of Scorpio Bulkers Inc. and its subsidiaries in conformity with U.S. GAAP. All intercompany accounts and transactions have been eliminated in consolidation.
Accounting estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosures of contingent assets, liabilities, revenues and expenses.
In addition to the estimates noted above, significant estimates include vessel valuations, useful life of vessels, and residual value of vessels.
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

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

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
Voyage expenses
Voyage expenses, which primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters, as well as brokerage commissions and miscellaneous voyage expenses that the Company is unable to recoup under time charter and pool arrangements, are expensed as incurred.
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
Additionally, these costs include technical management fees that we pay to SSM (See Note 13). Pursuant to an agreement, or the Master Agreement, SSM provides us with technical services, and we provide them with the ability to subcontract technical management of our vessels with our approval.
Foreign currencies
The individual financial statements of Scorpio Bulkers Inc. and each of its subsidiaries are presented in the currency of the primary economic environment in which we operate (its functional currency), which in all cases is U.S. dollars. For the purpose of the consolidated financial statements, our results and financial position are also expressed in U.S. dollars.
In preparing the financial statements of Scorpio Bulkers Inc. and each of its subsidiaries, transactions in currencies other than the U.S. dollar are recorded at the rate of exchange prevailing on the dates of the transactions. Any change in exchange rate between the date of recognition and the date of settlement may result in a gain or loss which is included in the Consolidated Statement of Operations. At the end of each reporting period, monetary assets and liabilities denominated in other currencies are retranslated into the functional currency at rates ruling at that date. All resultant exchange differences are included in the Consolidated Statement of Operations.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly-liquid investments with original maturities of three months or less, and that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.
Inventories
Inventories, which are included in prepaid expenses and other current assets in the Consolidated Balance Sheet, consist of lubricating oils and other items including stock provisions, and are stated at the lower of cost and net realizable value. Cost is determined using the first in first out method. Stores and spares are charged to vessel operating costs when purchased.
Assets held for sale
Assets held for sale include vessels and contracts for the construction of vessels and are classified in accordance with ASC 360, Property, Plant, and Equipment. The Company considers such assets to be held for sale when all of the following criteria are met:

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
Upon designation as an asset held for sale, the Company records the asset at the lower of its carrying value or its estimated fair value, less estimated costs to sell, and, if the asset is a vessel, the Company ceases depreciation.
Vessels, net
Vessels, net is stated at historical cost less accumulated depreciation. Included in vessel costs are acquisition costs directly attributable to the acquisition of a vessel and expenditures made to prepare the vessel for its initial voyage. The Company also capitalizes interest costs for a vessel under construction as a cost which is directly attributable to the acquisition cost of a vessel. Vessels are depreciated on a straight-line basis over their estimated useful lives, determined to be 25 years from the date the vessel is ready for its first voyage. Depreciation is based on cost less the estimated residual value which is the lightweight tonnage of each vessel multiplied by scrap value per ton. The scrap value per ton is estimated taking into consideration the historical four years average scrap market rates at the balance sheet date with changes accounted for in the period of change and in future periods. The Company believes that a 25-year depreciable life for its vessels is consistent with that of other ship owners and with its economic useful life. An increase in the useful life of the vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in its residual value would have the effect of increasing the annual depreciation charge. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, or when the cost of complying with such regulations is not expected to be recovered, we will adjust the vessel’s useful life to end at the date such regulations preclude such vessel’s further commercial use. The carrying value of the Company’s vessels does not represent the fair market value of such vessels or the amount it could obtain if it were to sell any of its vessels, which could be more or less. Under U.S. GAAP, the Company would not record a loss if the fair market value of a vessel (excluding its charter) is below our carrying value unless and until it determines to sell that vessel or the vessel is impaired as discussed below under “Impairment of long-lived assets held for use.”
Vessels under construction
Vessels under construction are measured at cost and include costs incurred that are directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. These costs include installment payments made to the shipyards, capitalized interest, professional fees and other costs deemed directly attributable to the construction of the asset. Vessels under construction are not depreciated.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

Deferred drydocking costs
The vessels are required to undergo planned drydocks for replacement of certain components, major repairs and maintenance of other components, which cannot be carried out while the vessels are operating, approximately every 30 months or 60 months depending on the nature of work and external requirements. These drydock costs are capitalized and depreciated on a straight-line basis over the estimated period until the next drydock. When the drydock expenditure is incurred prior to the expiry of the period, the remaining balance is expensed. The Company had no drydocking activity during the years ended December 31, 2015, 2014 and for the period from March 20, 2013 (date of inception) to December 31, 2013.
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
Other assets
Other assets consist primarily of deferred financing costs relating to loan facilities that have not yet been drawn down. As the loan facilities are drawn down, the related portion of costs incurred relating to such facilities will be reclassified to deferred financing costs and amortized over the life of the related debt using the effective interest rate method.
Impairment of long-lived assets held for use
In accordance with ASC subtopic 360-10, Property, Plant and Equipment, long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets that management expects to hold and use is based on the fair value of the asset as estimated using a cash flow model. Long-lived assets to be disposed of are reporting at the lower of carrying amount or fair value less costs to sell.
On December 31, 2015, the Company performed impairment tests of the Company’s vessels due to the prevailing conditions in the shipping industry. The Company compared undiscounted cash flows to the carrying values for each of the Company’s vessels to determine if the assets were impaired. In developing its estimates of undiscounted cash flows, the Company makes assumptions and estimates about vessels’ future performance, with the most significant assumptions relating to (i) charter rates on expiry of existing charters, which are based on the current fixing applicable to five-year time charter rates and thereafter, a reversion to the ten-year historical average for each category of vessel (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry docking frequency, duration and cost, (v) estimated useful life which is assessed as a total of 25 years and (vi) estimated scrap values. In the case of an indication of impairment, the results of a recoverability test would also be sensitive to the discount rate applied.
The assumptions used involve a considerable degree of estimation. Actual conditions may differ significantly from the assumptions and thus actual cash flows may be significantly different to those expected with a material effect on the recoverability of each vessel’s carrying amount.
No impairment charges were recorded on the Company’s long-lived assets held for use as at December 31, 2015 and 2014 based on the assumptions made, the expected undiscounted future cash flows exceeding the vessels’ carrying amounts.
Fair value of financial instruments
Substantially all of the Company’s financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents, amounts due to / from charterers, accounts payable and long-term debt, are carried at market value or estimated fair value.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

Deferred financing costs, net
Deferred financing costs, included in other assets, consist of fees, commissions and legal expenses associated with obtaining loan facilities, amending existing loan facilities and write downs of deferred financing cost. These costs are amortized over the life of the related debt using the effective interest rate method and are included in interest expense. Amortization was $1,988 and $150, respectively for years ended December 31, 2015 and 2014. There was no such amortization expense in 2013. Deferred financing costs of $14,935 and $3,331, and accumulated amortization was $2,128 and $150 as of December 31, 2015 and 2014, respectively. Amortization for the next 5 years based on balances as of December 31, 2015 are $2,982 in 2016, $2,789 in 2017, $2,599 in 2018, $2,181 in 2019 and $1,559 in 2020.
The Company wrote off $16,085 and $585 during the years ended December 31, 2015 and 2014, respectively, associated with the portion of deferred financing costs accumulated on credit facilities for which the commitments were reduced pursuant to the removal from the facility certain vessels that have been sold or designated as held for sale.
Earnings per share
Basic earnings per share is determined by dividing the net income (loss) by the weighted average number of common shares outstanding, while diluted earnings per share is determined by dividing net income (loss) by the average number of common stock adjusted for the dilutive effect of common stock equivalents by application of the treasury stock method. Common stock equivalents are excluded from the diluted calculation if their effect is anti-dilutive.
Share-based Compensation
We follow ASC Subtopic 718-10, Compensation-Stock Compensation, for restricted stock issued under our equity incentive plans. Share-based compensation expense requires measurement of compensation cost for shared based awards at fair value and recognition of compensation cost over the vesting period, net of estimated forfeitures. The restricted stock awards granted to our employees and directors have graded vesting schedules and contain only service conditions. The Company recognizes compensation cost on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards.
The fair value of restricted stock awards is based on the fair value of the Company’s common stock on the grant date.
Income tax
Scorpio Bulkers Inc. and its subsidiaries are incorporated in the Republic of the Marshall Islands and the Cayman Islands, and in accordance with the income tax laws of the Marshall Islands and the Cayman Islands, are not subject to Marshall Islands or Cayman Islands income tax. We are also exempt from income tax in other jurisdictions including the United States of America due to tax treaties or domestic tax laws; therefore, we will not have any tax charges, benefits, or balances.
Concentration of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk are amounts due from charterers and from related parties. With respect to balances due from the Scorpio Ultramax Pool, the Scorpio Kamsarmax Pool and the Scorpio Capesize Pool (see Note 13), the Company, through SCM, limits its credit risk by performing ongoing credit evaluations and, when deemed necessary, requires letters of credit, guarantees or collateral.  The Company earned 40.8%, 42.5% and 7.9% of its revenues (including commissions from SCM) from three customers during the year ended December 31, 2015. The Company earned 71.4% and20.8% of its revenues (including commissions from SCM) from two customers during the year ended December 31, 2014. Management does not believe significant risk exists in connection with the Company’s concentrations of credit at December 31, 2015.
At December 31, 2015, the Company maintains all of its cash and cash equivalents with eight financial institutions.  None of the Company’s cash and cash equivalent balances are covered by insurance in the event of default by these financial institutions.
Interest rate risk
The Company is exposed to the impact of interest rate changes primarily through its variable-rate borrowings which consist of borrowings under its secured credit facilities. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments.
We manage liquidity risk by maintaining adequate reserves and borrowing facilities and by continuously monitoring forecast and actual cash flows.
Current economic conditions make forecasting difficult, and there is the possibility that our actual trading performance during the coming year may be materially different from expectations. Based on internal forecasts and projections that take into account reasonably possible changes in our trading performance, we believe that we have adequate financial resources to continue in operation and meet our financial commitments (including but not limited to newbuilding installments, debt service obligations and charterhire commitments) for a period of at least 12 months from the balance sheet date. Accordingly, we continue to adopt the going concern basis in preparing our financial statements.
Currency and exchange rate risk
The international shipping industry’s functional currency is the U.S. Dollar. Virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain operating expenses in currencies other than the U.S. Dollar, and the foreign exchange risk associated with these operating expenses is immaterial.
Recent accounting pronouncements
On February 25, 2016 the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, “Leases”, which is intended to improve financial reporting about leasing transactions. The ASU affects all companies that lease assets. The ASU will require organizations that lease assets, or lessees, to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with terms of more than twelve months. The accounting by organizations that own the assets leased by the lessee, the lessor, will remain largely unchanged from current U.S. GAAP. The ASU will also require additional quantitative and qualitative disclosures to help financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. The ASU is effective for fiscal years and interim periods beginning after December 15, 2018 although early adoption is permitted. The ASU requires reporting organizations to take a modified retrospective transition approach. The Company is currently in the process of evaluating the impact of adoption of the ASU on its consolidated financial statements.
In April 2015, the FASB issued ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs”,  which changes the presentation of debt issuance costs in financial statements. ASU 2015-03 requires an entity to present such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs will continue to be reported as interest expense. It is effective for annual reporting periods beginning after December 15, 2016. Early adoption is permitted. The new guidance will be applied retrospectively to each prior period presented. The Company is currently in the process of evaluating the impact of adoption of the ASU on its Consolidated Balance Sheet.
In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements - Going Concern”. ASU 2014-15 provides U.S. GAAP guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and on related required footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company’s ability to continue as a going concern within one year from the date the financial statements are issued. ASU 2014-15 is applicable to all entities and is effective for annual reporting periods ending after December 15, 2016 and for annual and interim reporting periods thereafter. Early application is permitted. The Company is currently in the process of evaluating the impact of adoption of the ASU on its consolidated financial statements.
In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers”, which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. This Update defines a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP.ASU 2014-09 was originally going to be effective January 1, 2017; however, the FASB recently issued ASU 2015-14, which deferred the effective date of ASU 2014-09 by one year to January 1, 2018. The Company is currently evaluating the potential impact of ASU 2014-09 on its consolidated financial statements.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

2.	Cash and cash equivalents
Included in cash and cash equivalents as of December 31, 2015 and 2014 is $20,066 and $75,029, respectively, of short-term deposits with original maturities of less than three months.

3.	Earnings Per Common Share
The following is a reconciliation of the basic and diluted earnings per share computations:

	For the years ended December 31,		Period from March 20,2013 (date of inception) to December 31,
	2015	2014	2013
Net loss for basic and diluted earnings per share	$(510,789)	$(116,565)	$(6,307)

Common shares outstanding and common stock equivalents:
Weighted average shares basic	21,410,177	11,466,072	3,327,097
Effect of dilutive securities	—	—	—
Weighted average common shares - diluted	21,410,177	11,466,072	3,327,097

Loss per share:
Basic	$(23.86)	$(10.17)	$(1.90)
Diluted	$(23.86)	$(10.17)	$(1.90)
The following is a summary of anti-dilutive equity awards not included in detailed earnings per share computations due to the net loss realized for the years ended December 31, 2015 and 2014 and for the period from March 20, 2013 (date of inception) to December 31, 2013.

	For the years ended December 31,		Period from March 20,2013 (date of inception) to December 31,
	2015	2014	2013
Share equivalents	1,248,163	581,671	405,156

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

4.	Vessels
At December 31, 2015 the Company owned, ten Kamsarmax vessels and 15 Ultramax vessels. A rollforward of activity within vessels is as follows:

Balance, December 31, 2013	$—
Transfer from vessels under construction	67,319
Depreciation	(686)
Balance December 31, 2014	$66,633
Transfer from vessels under construction and other additions	1,002,912
Depreciation	(14,263)
Transferred to assets held for sale	(290,828)
Balance December 31, 2015	$764,454
During 2015, vessels and accumulated depreciation were reduced by approximately $294,451 and $3,623, respectively, for vessels that were sold or are currently classified as held for sale. All of our vessels serve as collateral against existing loan facilities.
Owned vessels

Vessel Name	Year Built	DWT	Vessel Type
SBI Antares	2015	61,000	Ultramax
SBI Athena	2015	64,000	Ultramax
SBI Bravo	2015	61,000	Ultramax
SBI Leo	2015	61,000	Ultramax
SBI Echo	2015	61,000	Ultramax
SBI Lyra	2015	61,000	Ultramax
SBI Tango	2015	61,000	Ultramax
SBI Maia	2015	61,000	Ultramax
SBI Hydra	2015	61,000	Ultramax
SBI Subaru	2015	61,000	Ultramax
SBI Pegasus	2015	64,000	Ultramax
SBI Ursa	2015	61,000	Ultramax
SBI Thalia	2015	64,000	Ultramax
SBI Cronos	2015	61,000	Ultramax
SBI Orion	2015	64,000	Ultramax
Total Ultramax		927,000
SBI Cakewalk	2014	82,000	Kamsarmax
SBI Charleston	2014	82,000	Kamsarmax
SBI Samba	2015	84,000	Kamsarmax
SBI Rumba	2015	84,000	Kamsarmax
SBI Capoeira	2015	82,000	Kamsarmax
SBI Electra	2015	82,000	Kamsarmax
SBI Carioca	2015	82,000	Kamsarmax
SBI Conga	2015	82,000	Kamsarmax
SBI Flamenco	2015	82,000	Kamsarmax
SBI Bolero	2015	82,000	Kamsarmax
Total Kamsarmax		824,000
Total Owned Vessels DWT		1,751,000

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

5.	Vessels under construction
Vessels under construction was $288,282 and $866,844 as of December 31, 2015 and 2014, respectively. These balances consist primarily of installments paid to shipyards on our newbuilding contracts.
A rollforward of activity within vessels under construction is as follows:

Balance, March 20, 2013 (date of inception)	$—
Installment payments and other capitalized expenses	371,692
Balance, December 31, 2013	$371,692
Installment payments and other	657,974
Capitalized interest	1,600
Transferred to vessels	(67,319)
Transferred to assets held for sale	(97,103)
Balance December 31, 2014	$866,844
Installment payments and other	875,970
Capitalized interest	11,886
Transferred to vessels	(1,001,808)
Transferred to assets held for sale	(464,610)
Balance December 31, 2015	$288,282
All vessels under construction serve as collateral for related loan facilities. The estimated cost of these 24 newbuildings is approximately $702,837 of which we have paid $269,240 through December 31, 2015.
A summary of our vessels under construction is as follows:

Ultramax Vessels
	Vessel Name	Expected Delivery	DWT	Shipyard
1	Hull 1907 - TBN SBI Hera	Q2-16	60,200	Mitsui Engineering & Shipbuilding Co., Ltd.
2	Hull 1906 - TBN SBI Zeus	Q2-16	60,200	Mitsui Engineering & Shipbuilding Co., Ltd.
3	Hull 1911 - TBN SBI Poseidon	Q2-16	60,200	Mitsui Engineering & Shipbuilding Co., Ltd.
4	Hull 1912 - TBN SBI Apollo	Q2-16	60,200	Mitsui Engineering & Shipbuilding Co., Ltd.
5	Hull S-A098 - TBN SBI Achilles	Q1-16	61,000	Imabari Shipbuilding Co., Ltd.
6	Hull S-A090 - TBN SBI Hermes	Q1-16	61,000	Imabari Shipbuilding Co., Ltd.
7	Hull NE194 - TBN SBI Hyperion	Q2-16	61,000	Nantong COSCO KHI Ship Engineering Co. Ltd.
8	Hull NE195 - TBN SBI Tethys	Q2-16	61,000	Nantong COSCO KHI Ship Engineering Co. Ltd.
9	Hull CX0653 - TBN SBI Hercules	Q1-16	64,000	Chengxi Shipyard Co. Ltd.
10	Hull CX0627 - TBN SBI Perseus	Q1-16	64,000	Chengxi Shipyard Co. Ltd.
11	Hull CX0655 - TBN SBI Samson	Q2-16	64,000	Chengxi Shipyard Co. Ltd.
12	Hull CX0613 - TBN SBI Phoebe	Q3-16	64,000	Chengxi Shipyard Co. Ltd.
13	Hull CX0656 - TBN SBI Phoenix	Q2-16	64,000	Chengxi Shipyard Co. Ltd.
	Ultramax NB DWT		804,800

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

Kamsarmax Vessels
	Vessel Name	Expected Delivery	DWT	Shipyard
1	Hull 1092 - TBN SBI Rock	Q1-16	82,000	Jiangsu Yangzijiang Shipbuilding Co., Ltd.
2	Hull 1093 - TBN SBI Twist	Q2-16	82,000	Jiangsu Yangzijiang Shipbuilding Co., Ltd.
3	Hull S1229 - TBN SBI Carioca	Q1-16	82,000	Hudong-Zhonghua (Group) Co., Ltd.
3	Hull S1724A - TBN SBI Sousta	Q1-16	82,000	Hudong-Zhonghua (Group) Co., Ltd.
4	Hull S1725A - TBN SBI Reggae	Q1-16	82,000	Hudong-Zhonghua (Group) Co., Ltd.
5	Hull S1726A - TBN SBI Zumba	Q1-16	82,000	Hudong-Zhonghua (Group) Co., Ltd.
6	Hull S1231 - TBN SBI Macarena	Q2-16	82,000	Hudong-Zhonghua (Group) Co., Ltd.
7	Hull S1735A - TBN SBI Parapara	Q1-16	82,000	Hudong-Zhonghua (Group) Co., Ltd.
8	Hull S1736A - TBN SBI Mazurka	Q2-16	82,000	Hudong-Zhonghua (Group) Co., Ltd.
9	Hull S1230 - TBN SBI Lambada	Q1-16	82,000	Hudong-Zhonghua (Group) Co., Ltd.
10	Hull S1232 - TBN SBI Swing	Q3-16	82,000	Hudong-Zhonghua (Group) Co., Ltd.
11	Hull S1233 - TBN SBI Jive	Q3-16	82,000	Hudong-Zhonghua (Group) Co., Ltd.
	Kamsarmax NB DWT		902,000
	Total Newbuild DWT		1,706,800

6.	Assets Held for Sale
The Company sold 23 vessels for net proceeds aggregating $281,050 during the year ended December 31, 2015, including seven vessels that were classified as held for sale at December 31, 2014.
During the fourth quarter of 2015 the Company classified six owned Capesize vessels and five newbuilding Capsize vessels as held for sale upon reaching sales agreements with unaffiliated third parties totaling $394,204. As of December 31, 2015 the Company sold three of those vessels and the remaining three Capesize vessels and five newbuilding Capesize vessels made up the $172,888 balance in assets held for sale at December 31, 2015. The sales of the remaining vessels and contracts are expected to be completed in the first quarter of 2016. The Company recorded a write down of $271,025 representing the amount by which balances in vessels under construction for these contracts exceeded the selling prices (less selling costs) net of remaining installment payments.
During the second quarter of 2015, the Company classified nine contracts to construct vessels as held for sale, upon reaching agreements to sell such contracts. This included eight newbuilding Capesize vessels and one newbuilding Kamsarmax vessel. We recorded a related write-down of $116,502 during 2015 related to these nine contracts. The sale of these nine contracts was completed during the third quarter of 2015.
During the first quarter of 2015, the Company classified four contracts to construct vessels as held for sale, including one Kamsarmax construction contract and three contracts for the construction of LR1 product tankers, which were modified from Capesize construction contracts. We recorded a write down of $30,994 in during 2015 related to the reclassification of these four contracts. The sale of these four contracts was completed during the second quarter of 2015.
In December 2014, the Company (i) reached agreements with shipyards in South Korea and Romania to modify six newbuilding contracts for Capesize bulk carriers into newbuilding contracts for LR2 product tankers, (ii) reached an agreement to sell four of these LR2 newbuilding contracts to Scorpio Tankers Inc., a related party, and (iii) granted options to Scorpio Tankers Inc. to purchase the two remaining LR2 newbuilding contracts. The sale price for each of the four LR2 newbuilding contracts is $51,000. The two option contracts expired on May 31, 2015 unexercised and the vessels were sold to unaffiliated third parties during 2015. The Company also entered into an agreement to sell one Kamsarmax newbuilding drybulk vessel for approximately $30,650. The vessel was constructed at Tsuneishi Group (Zhoushan) Shipbuilding Inc., and was delivered in the third quarter of 2015. The sale was completed upon delivery.
The Company recorded a write down on assets held for sale aggregating $55,487 for the year ended December 31, 2014 which includes (i) the amount by which balances in vessels under construction for these contracts exceeded the selling prices of the

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

contracts net of remaining installments yet to be made under the contracts, including modifications to contract prices of the three LR1 product tanker contracts, and (ii) costs expected to be incurred to suppliers relating to the cancellation of orders for the purchase of components that would have been used in the construction of the Capesize vessels prior to their modification. An additional $4,415 loss was recorded in 2015 related to these contracts for additional costs and adjustments to estimates, the majority of which relates to the two LR2 newbuilding contracts for which Scorpio Tankers declined the option to purchase and the contracts were subsequently sold for lower amounts.
Additionally, the Company recorded losses of $16,085 and $585 for the years ended December 31, 2015 and 2014, respectively, associated with writing off a portion of deferred financing costs accumulated on credit facilities for which the commitments were reduced pursuant to the removal from the facility certain vessels that have been sold or designated as held for sale.
A summary of assets held for sale as of December 31, 2015 is as follows:

	Vessel Name	Expected Delivery / Delivered	DWT	Shipyard / Owned
1	Hull S1212 - TBN SBI Montecristo	Q1-16	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
2	Hull S1213 - TBN SBI Aroma	Q1-16	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
3	Hull S1214 - TBN SBI Cohiba	Q1-16	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
4	Hull HN1058 - TBN SBI Behike	Q1-16	180,000	Daehan Shipbuilding Co., Ltd.
5	Hull HN1059 - TBN SBI Monterrey	Q1-16	180,000	Daehan Shipbuilding Co., Ltd.
6	SBI Camacho	2015	180,000	Owned
7	SBI Montesino	2015	180,000	Owned
8	SBI Magnum	2015	180,000	Owned
			1,440,000
A summary of assets held for sale as of December 31, 2014 is as follows:

	Vessel Name	Expected Delivery	DWT	Shipyard
1	Hull S3120 - TBN SBI Parejo	Q3-16	115,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
2	Hull S3121 - TBN SBI Tuscamina	Q3-16	115,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
3	Hull H5023 - TBN SBI Panatela	Q4-16	112,000	Daewoo Mangalia Heavy Industries S.A.
4	Hull H5024 - TBN SBI Robusto	Q1-17	112,000	Daewoo Mangalia Heavy Industries S.A.
5	Hull H.5003 - TBN SBI Macanudo	Q1-16	115,000	Daehan Shipbuilding Co., Ltd.
6	Hull H.5004 - TBN SBI Cuaba	Q2-16	115,000	Daehan Shipbuilding Co., Ltd.
	Total LR2 HFS NB DWT		684,000
	Kamsarmax Held for Sale
7	Hull SS164 - TBN SBI Salsa	Q3-15	81,600	Tsuneishi Group (Zhoushan) Shipbuilding Inc.
	Total Kamsarmax NB DWT		81,600
	Total HFS DWT		765,600

7.	Commitment and Contingencies
Legal Matters
The Company is periodically involved in litigation and various legal matters that arise in the normal course of business. Such matters are subject to many uncertainties and outcomes that are not predictable. At the current time, the Company does not believe that any of these matters will have a material adverse effect on its financial position or future results of operations and therefore has not recorded any reserves as of December 31, 2015.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

Capital Commitments
Our Newbuilding Program consists of contracts for the construction of 49 dry bulk vessels. As of December 31, 2015, the Company has $433,596 of contractual obligations remaining on the 24 undelivered vessels scheduled to be paid in 2016. As of December 31, 2015, we had either signed credit facility agreements or received commitments for each of our vessels, as well as a cash balance of $200,300 to fund future newbuilding commitments. However, the amount of debt we can draw upon is dependent upon the fair value of our vessels. If the fair market values of our vessels decline, the amount we may draw down under our secured credit facilities may be limited. If we are not able to borrow sufficient funds, raise other capital or utilize available cash on hand, we may not be able to acquire these newbuilding vessels, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
The Company also had $90,230 of commitments for five Capesize vessels under construction classified as held for sale as of December 31, 2015 which are schedule to be paid during 2016.
Time chartered-in vessels
The Company time charters in vessels, which were entered into and operated out of spot market-oriented commercial pools managed by our commercial manager. The Company has agreed to charter-in eight drybulk vessels. The terms of the time charter-in contracts are summarized as follows:

Vessel Type	Year Built	DWT	Where Built	Daily Base Rate	Earliest Expiry
Post-Panamax	2012	98,700	China	$13,000	07-Nov16
Kamsarmax	2012	82,000	South Korea	$15,500	30-Jul-17
Kamsarmax	2011	81,500	South Korea	$15,000	22-Feb-16
Panamax	2004	77,500	China	$14,000	03-Jan-17
Ultramax	2010	61,000	Japan	$14,200	29-Jan-17
Supramax	2008	58,000	China	$12,250	12-Jun-16
Supramax	2015	55,000	Japan	$14,000	12-Nov-17
Handymax	2002	48,500	Japan	$12,000	16-Mar-17
Aggregate TC DWT		562,200
Future minimum obligations under non-cancelable time charter-in agreements are as follows:

Year Ending December 31,
2016	$32,370
2017	9,049
Total	$41,419
Debt
See Note 11, Debt, to the consolidated financial statements for a schedule of debt payments at December 31, 2015.
Other
The Company also has certain commitments related to the commercial and technical management of its vessels. As of December 31, 2015, we would be obligated to pay a termination fee of $39,475 to SCM and SSM if we were to cancel our service agreements with them as of December 31, 2015.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

8.	Accounts Payable and Accrued Expenses
Accounts payable and accrued expenses consist of the following:

	As of
	December 31, 2015	December 31, 2014
Accounts payable	$11,934	$7,934
Accrued operating	2,371	6,111
Accrued administrative	1,909	1,766
Accounts payable and accrued expenses	$16,214	$15,811
Accrued operating relates to obligations arising from operation of the Company’s owned and chartered-in vessels and construction of the Company’s fleet, such as operating costs and installments on vessels under construction. Accrued administrative relates to obligations that are corporate or financing in nature, such as payroll, professional fees, interest and commitment fees.

9.	Common Shares
On March 20, 2013, the Company issued 125 common shares in connection with its formation.
Between July 1, 2013 and July 16, 2013, the Company issued and sold 2,604,167 common shares, par value $0.01 per share, for net proceeds of $242,800.
On September 24, 2013, the Company issued and sold an additional 2,783,333 common shares for net proceeds of $290,490, as denominated in Norwegian kroner (NOK) as of that date, in Norwegian private placement transactions exempt from registration under the Securities Act. As of September 24, 2013, the Company recorded a receivable from shareholders of $289,956, denominated in NOK, which was not paid until October 2013 when the Company received $288,822 in full settlement of that receivable. The $1,134 difference between the amount initially recorded as a shareholder receivable and the amount subsequently collected was attributable to a change in exchange rate and recorded as foreign exchange loss on the Company’s Consolidated Statement of Operations.
In November 2013, the Company received $291,000 of proceeds from the sale of 2,715,867 common shares that had been consummated in October 2013 in a Norwegian private transaction exempt from registration under the Securities Act.
On December 17, 2013, the Company received $284,018 of proceeds from the sale of 2,608,333 common shares in its initial public offering.
In January 2014, the underwriters in the Company’s initial public offering, which closed on December 17, 2013, exercised in full their option to purchase an additional 391,250 common shares at the public offering price of $117.00 per share. The sale of these common shares resulted in net proceeds to the Company of approximately $42,360, after deducting underwriters’ discounts and commissions.
During the third quarter of 2014, the Company issued a total of 4,366 shares to Scorpio Services Holding Limited, or SSH, pursuant to the Administrative Services Agreement relating to two Kamsarmax Vessels delivered under our Newbuilding program. The aggregate value of these shares was $500.
On November 20, 2014 the Company issued 3,333,333 Common shares through a Securities Purchase Agreement with certain institutional investors for the private placement of shares of its common stock, par value $0.01 per share for $150,000. Of this share issuance, SSH acquired 333,333 shares for $15,000.
On June 16, 2015, the Board of Directors (the “Board”) approved a Shareholders’ Rights Plan, as subsequently amended and restated on January 14, 2016 (“Rights Plan”) and authorized and declared a dividend distribution of one right for each outstanding share of common stock of the Company to stockholders. Each right entitles the holder to purchase from the Company one one-thousandth of a share of preferred stock at an exercise price of $50.00 per one one-thousandth of a preferred share.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

The Rights Plan is intended to protect stockholders’ rights in the event of an unsolicited takeover attempt. It is not intended to prevent a takeover of the Company on terms that are favorable and fair to all shareholders and will not interfere with a merger approved by the Board of Directors.
The rights will generally become exercisable only if a person or group acquires beneficial ownership of 20% or more of the Company’s common stock in a transaction not approved by the Board and the Board does not redeem the rights within ten business days of such an event. If triggered, the right could entitle the holder to one of the following:

•	To purchase, for the exercise price, a number of common shares having a then current market value of twice the exercise price

•	To purchase, for the exercise price, one-thousandth of a share of preferred stock, or

•	The Board may exchange the rights, in whole or in part, for common shares at an exchange ratio of one to one or for cash or other securities having a value approximately equal to one share
The rights expire on June 18, 2016, if not redeemed earlier.
On June 16, 2015, the Company issued 11,083,333 shares of common stock, par value $0.01 per share at $18.00 per share in an underwritten public offering (the “Offering”). Scorpio Services Holdings Limited and certain of our executive officers purchased an aggregate of 833,333 Common Shares at the public offering price. The company received $190,175 of proceeds from the issuance.
On June 23, 2015, underwriters exercised their option to purchase an additional 1,662,500 additional common shares in connection with the Offering. The sale of these common shares resulted in net proceeds to the Company of approximately $28,429, after deducting underwriters’ discounts and commissions.
During 2015, the Company issued a total of 111,725 shares to SSH pursuant to the Administrative Services Agreement relating to the delivery of 28 vessels and the sale of 20 vessels. The aggregate value of these shares was $2,380.
Effective December 31, 2015, the Company’s Board of Directors (the "Board") determined to effect a one-for-twelve reverse stock split of the Company's common shares, par value $0.01 per share, and a reduction in the total number of authorized common shares to 56,250,000 shares.  The Company's shareholders approved the reverse stock split and change in authorized common shares at the Company's special meeting of shareholders held on December 23, 2015.  This will reduce the number of outstanding common shares from 344,239,098 shares to 28,686,561 shares. On December 17, 2015, the Company received notice from the NYSE that the Company was no longer in compliance with the NYSE's continued listing standards because the average closing share price of its common shares over a consecutive 30 trading-day period ending December 15, 2015 fell below the requirement to be at least $1.00 per share.  The purpose of the reverse stock split was to increase the market price of the Company's common shares.  The Company believes that the increased market price for its common shares that is expected as a result of implementing the reverse stock split will cure this deficiency.
As of December 31, 2015 we had:

•	28,686,561 common shares outstanding, the $0.01 par value of which is recorded as common stock of $287.

•
Paid-in capital of $1,567,905 which substantially represents the excess of net proceeds from common stock issuances over the par value as well as the amount of cumulative restricted stock amortization.

10.	Equity Incentive Plan
The Scorpio Bulkers Inc. 2013 Equity Incentive Plan (the “Plan”) was approved by the Company’s Board and became effective on September 30, 2013 and was last amended effective on May 26, 2015, and September 15, 2015. Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the plan), unless otherwise provided by the plan administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full. Our Board may amend or terminate the plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Shareholder approval of plan amendments will be required under certain circumstances. As of December 31, 2015 we reserved a total of 1,480,748 common shares, for issuance under the Plan, subject to adjustment for changes in capitalization as provided in the Plan. Our Plan is administered by our

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

Compensation Committee. The Plan will remain in effect until the tenth anniversary of the date on which the Plan was adopted by the Board, unless terminated, or extended by the Board. After this date, no further awards shall be granted pursuant to the Plan, but previously granted awards will remain outstanding in accordance with their applicable terms and conditions.
Under the Plan, the Company is permitted to grant incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common shares.
Under the terms of the Plan, stock options and stock appreciation rights granted under the Plan will have an exercise price equal to the fair market value of a common share on the date of grant, unless otherwise determined by the plan administrator, but in no event will the exercise price be less than the fair market value of a common share on the date of grant. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than ten years from the date of grant. The Company did not grant any option awards or stock appreciation rights under the Plan during the two years ended December 31, 2015 or during the period from March 20, 2013 (date of inception) to December 31, 2013.
The plan administrator may grant shares of restricted stock and awards of restricted stock units subject to vesting, forfeiture and other terms and conditions as determined by the plan administrator. Generally, restricted stock granted under the Plan vests in one of the following manners: (a) annually in three equal installments, if the independent director has continued to serve on the board of directors from the grant date to the applicable vesting date or (b) serial vest on each of the second, third and fourth anniversaries of the date of grant so long as the award recipient is employed on such date. The Company recognizes share-based compensation expense (see Note 1, Summary of Significant Accounting Polices) over this three-year period or four-year period, as applicable.
The company recorded share-based compensation expense of $24,599, $23,869 and $3,359 for the years ended December 31, 2015 and 2014 and for the period from March 20, 2013 (date of inception) to December 31, 2013, respectively, related to restricted stock awards.
A summary of activity for restricted stock awards during the years ended December 31, 2015 and 2014 and for the period from March 20, 2013 (date of inception) to December 31, 2015:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding and nonvested, March 20, 2013	—	$—
Granted	405,156	115.97
Vested	—	—
Outstanding and nonvested, December 31, 2013	405,156	115.97
Granted	179,014	111.71
Vested	(2,499)	116.40
Outstanding and nonvested, December 31, 2014	581,671	114.66
Granted	804,035	20.03
Vested	(137,543)	115.90
Outstanding and nonvested, December 31, 2015	1,248,163	$53.56
As of December 31, 2015, unrecognized compensation cost of $31,262 relating to unvested restricted stock will be recognized over the weighted average period of 1.06 years During 2015, restricted stock with a fair value of approximately $2,249 vested. No awards were forfeited or canceled during 2015.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

11.	Debt
The Company’s long-term debt consists of Senior Notes and bank loans, summarized as follows:

	As of December 31,
	2015	2014

Senior Notes	$73,625	$73,625

Bank Loans:
$39.6 Million Credit Facility	$30,754	$33,550
$409 Million Credit Facility	94,473	—
$330 Million Credit Facility	173,950	—
$42 Million Credit Facility	36,588	—
$67.5 Million Credit Facility	29,666	—
$411.3 Million Credit Facility	83,261	—
$12.5 Million Credit Facility	11,750	—
	460,442	33,550
Less: Current portion	(110,226)	(3,300)
	$350,216	$30,250
The future principal repayments under the Company’s long-term debt over the next five years on our Senior Notes and the seven credit facilities for which we had balances as of December 31, 2015 is as follows:

	2016	2017	2018	2019	2020		Thereafter	Total
Senior Notes	$—	$—	$—	$73,625	$—		$—	$73,625
$39.6 Million Credit Facility	2,796	1,915	1,915	24,128	—		—	30,754
$409 Million Credit Facility	6,102	6,370	6,370	6,370	69,261		—	94,473
$330 Million Credit Facility	14,913	14,913	14,913	14,913	14,913		99,385	173,950
$42 Million Credit Facility	2,566	2,567	2,567	2,567	2,567		23,754	36,588
$411.3 Million Credit Facility	83,261	—	—	—	—		—	83,261
$67.5 Million Credit Facility	—	2,284	2,284	2,284	2,284	—	20,530	29,666
$12.5 Million Credit Facility	588	783	783	783	8,813		—	11,750
Total	$110,226	$28,832	$28,832	$124,670	$97,838		$143,669	$534,067
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

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
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
The outstanding balance at December 31, 2015 was $73,625, which is classified as long-term, and we were in compliance with the financial covenants relating to the Senior Notes as of that date.
Secured Credit Facilities
As of December 31, 2015, the Company had eight credit agreements in place, which are collateralized by certain of the Company’s vessels.
On June 27, 2014, the Company signed a $39,600 loan agreement (the “$39.6 Million Credit Facility”) which was used to finance a portion of the market value of two Kamsarmax vessels which have been delivered to the Company as of December 31, 2014. The Company was permitted to draw down in two tranches of $19,800, one for each vessel, against which the Company drew down an aggregate of $33,550 in November 2014. The remaining $6,050 was no longer available to be drawn down upon. This facility, which is secured by those two Kamsarmax vessels with an aggregate carrying value of $64,319 as of December 31, 2015, bears interest at LIBOR plus a margin of 2.925% per annum, bore a commitment fee of 1.17% per annum through November 2014 on the undrawn portion of the facility, and matures on June 27, 2019. Quarterly principal repayments for each tranche are $349 for the first eight installments and $239 thereafter with the balance due at maturity. As of December 31, 2015 and 2014, principal amounts outstanding under this facility were $30,754 and $33,550, respectively.
On July 29, 2014, the Company signed a $330,000 loan agreement (the “$330 Million Credit Facility”) which was subsequently reduced by $15,000 due to the sale of one Ultramax vessel, for which the Company wrote off $460 of deferred financing costs associated with the portion of credit facility that was no longer available. The proceeds of this facility will be used to finance a portion of the contract price of 15 Ultramax and six Kamsarmax vessels. During the year ended December 31, 2015, the Company drew down $178,950 relating to ten Ultramax vessels and two Kamsarmax vessels delivered to us as of December 31, 2015. These 12 vessels have an aggregate carrying value of $352,388 as of December 31, 2015. The remaining nine vessels are under construction and scheduled for delivery in 2016 and 2017. This facility, which is secured by those vessels, bears interest at LIBOR plus a margin of 2.925% per annum, bears a commitment fee of 1.17% per annum on the undrawn portion of the facility, and matures on July 29, 2021.
The Company may draw down 21 tranches of up to $15,000, one for each vessel. For each tranche, repayment is to be made in quarterly installments with the balance due on the maturity date. For each tranche, repayment is to be made in quarterly installments of $313 if the full $15,000 relating to the tranche is drawn, with the balance due on the maturity date. As of December 31, 2015, principal amount outstanding under this facility was $173,950.
On July 30, 2014, the Company signed a loan agreement for up to $67,500 (the “$67.5 Million Credit Facility”) which will be used to finance a portion of the contract price of two Ultramax vessels and two Kamsarmax vessels, of which two Kamsarmax have been delivered as of December 31, 2015, which have an aggregate carrying value of $61,205 as of December 31, 2015, and the remaining two vessels currently under construction are scheduled for delivery in 2016. This facility, which is secured by those vessels, bears interest at LIBOR plus a margin of 2.95% per annum, bears a commitment fee of 1.25% per annum on the undrawn portion of the facility, and each tranche matures on the earlier of seven years from its drawdown or December 31, 2023.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

Under the $67.5 Million Credit Facility, the Company may draw down tranches of up to $16,350 for each of the two Ultramax vessels and up to $17,400 for each of the two Kamsarmax vessels. For each tranche, repayment is to be made in quarterly installments with the balance due on the maturity date. For the Ultramax tranches, if the full amount of the tranche is drawn, installments are made in 28 quarterly payments of $292 with a balloon installment of $8,174 due with the 28th installment. For the Kamsarmax tranches, if the full amount of the tranche is drawn, installments are made in 28 quarterly payments of $311 with a balloon installment of $8,692 due with the 28th installment. Pursuant to an amendment to this credit facility in September 2015, the amount drawn down is reduced by any quarterly installments that would have been paid through December 31, 2016 and the quarterly payments would not begin until 2017. In October 2015, the Company drew down $29,666 relating to the two Kamsarmax tranches. As of December 31, 2015, principal amount outstanding under this facility was $29,666.
On December 30, 2014, the Company signed a $408,976 senior secured loan facility with two leading European financial institutions (the “$409 Million Credit Facility”). This credit facility was subsequently reduced by $73,000 due to the sale of three Capesize vessels that were serving as partial security under the facility, and the addition of one Ultramax vessel to the security package under the facility. Pursuant to these reductions in the commitment of this credit facility, the Company recorded a write off of $2,083 during the year ended December 31, 2015, representing the portion of accumulated deferred financing costs no longer available, which is included in financing costs in its Consolidated Statements of Operations. The proceeds of this facility are expected to finance a portion of the purchase price of 18 of the vessels in our Newbuilding Program (seven Ultramax, nine Kamsarmax, and two Capesize vessels, which have been classified as held for sale) of which the Company has drawn down $95,476 on six vessels during 2015 consisting of three Ultramax vessels and two Kamsarmax vessels delivered as of December 31, 2015 and one Kamsarmax vessel was delivered in January 2016. These five vessels and one vessel under construction have an aggregate carrying value of $186,254 as of December 31, 2015, and the remaining 12 vessels,which includes two vessel construction contracts that are classified as held for sale, are expected to be delivered in 2016. This facility matures on December 30, 2020 and has customary financial and restrictive covenants, and interest at LIBOR plus a margin of 3.00% and has a term of six years. This facility is secured by, among other things, a first preferred mortgage on each of the 18 newbuilding vessels and guaranteed by each of the collateral vessel owning subsidiaries, including two vessel construction contracts that are classified as held for sale. As of December 31, 2015, the available remaining commitment for the remaining 12 vessels is $225,179. The commitment with respect to the two vessel construction contracts that are classified as held for sale was reduced by $63,037 on January 13, 2016. Therefore, the amount of the commitment that the Company could constructively draw down upon as of December 31, 2015, was $162,142 with respect to the remaining ten vessels which the Company expects to take delivery of during 2016. The Company will record a loss of approximately $2,315 during 2016 which will be included in financing costs in its Consolidated Statements of Operations pursuant to the reduction in this commitment representing the portion that is no longer available.
As of December 31, 2015, the outstanding balance of this facility is $94,473.
On January 15, 2015, the Company signed a loan agreement for up to $411,264 (the “$411.3 Million Credit Facility”), which was subsequently reduced on March 26, 2015 by $171,000 to $240,264 due to the removal from financing under this facility of five Capesize newbuilding vessels that the Company had agreed to convert into product tankers. This facility was further reduced by approximately $136,000 pursuant to the sale of four Capesize vessel contracts. Pursuant to these reductions in the commitment of this credit facility, the Company recorded a write off of $7,713 during the year ended December 31, 2015, representing the portion of accumulated deferred financing costs no longer available, which is included in financing costs in its Consolidated Statements of Operations. After giving effect to these reductions, the proceeds of $84,225 were used to finance a portion of the contract price of three Capesize vessels, all of which have been delivered as of December 31, 2015. This facility is secured by, among other things, a first preferred mortgage on the three Capesize vessels and guaranteed by each of the collateral vessel owning subsidiaries. Portions of this facility bear interest at LIBOR plus an applicable margin of between 1.90% and 2.95% and a portion has a fixed coupon of 6.25%. This facility matures six years from the delivery of the final vessel securing the facility, and in certain circumstances, the facility matures 12 years after the delivery of each financed vessel. As of December 31, 2015, the outstanding balance of this facility was $83,261, respectively. Because the three Capesize vessels collateralizing the facility have been classified as held for sale as of December 31, 2015, having an aggregate carrying value of $92,975 this loan was fully repaid in January 2016 and the vessels were sold.
On January 30, 2015, the Company signed a loan agreement for up to $42,000 (the “$42 Million Credit Facility”) which were used to finance a portion of the contract price of two Kamsarmax vessels which were delivered in to the Company in 2015. The facility may be drawn in two tranches of up to $21,000, with quarterly payments of $355 per tranche if the tranche is fully drawn and a balloon payment of $12,132 payable at the maturity date. Each tranche has a maturity of six years from the date of the respective vessel delivery from the yard. This facility bears interest at LIBOR plus a margin of 2.80%. This facility is secured by, among other things, a first preferred mortgage on the two Kamsarmax newbuilding vessels and guaranteed by each of the collateral vessel owning subsidiaries. During the year ended December 31, 2015, the Company drew down $37,995 on this facility upon

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

delivery of the two vessels, which have an aggregate carrying value of $69,158 as of December 31, 2015. As of December 31, 2015, the outstanding balance of this facility are $36,588.
On December 22, 2015, the Company signed a loan agreement for up to $12,500 (the “$12.5 Million Credit Facility”) which was used to finance a portion of the purchase price of one Ultramax vessel which was delivered to the Company in 2015. The facility may be drawn in a single tranche of up to $12,500, with quarterly payments of one-sixtieth of the advance commencing on the last day of the quarter following the quarter in which the advance was drawn and a balloon payment payable at the maturity date which is December 22, 2020. This facility bears interest at LIBOR plus a margin of 3.00%. This facility is secured by, among other things, a first preferred mortgage on the Ultramax newbuilding vessel and guaranteed by the collateral vessel owning subsidiary. In December 2015, the Company drew down $11,750 on this facility. As of December 31, 2015, the Ultramax vessel had a carrying value of $31,976.
On December 22, 2015, the Company signed a loan agreement for up to $27,250 (the “$27.3 Million Credit Facility”) which will be used to finance a portion of the purchase price of two Ultramax vessels in our Newbuilding Program which are expected to be delivered during the first quarter of 2016. The facility may be drawn in two tranches of up to 50% of the fair value of each vessel, with 20 quarterly payments, assuming the full amount of the commitment is drawn, of $213 per tranche and a balloon payment of $9,365 per tranche payable at the maturity date. Each tranche has a maturity of five years from the drawdown date. This facility bears interest at LIBOR plus a margin of 2.95%. This facility is secured by, among other things, a first preferred mortgage on the two Ultramax newbuilding vessels and guaranteed by each of the collateral vessel owning subsidiaries.
Each of these eight credit agreements, as amended through December 31, 2015, has financial covenants with which we must comply (based on terms defined in the credit agreements), the most stringent by facility are as follows:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth no less than $500,000 plus (i) 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after December 31, 2013 and (ii) 50% of the value of any new equity issues occurring on or after December 31, 2013.

•
The ratio of EBITDA to net interest expense calculated on a trailing four quarter basis of greater than 1.00 to 1.00 from the quarter ending March 31, 2017 until and including the quarter ending December 31, 2017, calculated on a year to date basis from January 1, 2017 and 2.50 to 1.00 for each quarter thereafter, calculated on a trailing quarter basis.

•	Minimum liquidity of not less than the greater of $50,000 or $850 per owned vessel.

•
Maintain a minimum fair value of the collateral for each credit facility, such that the aggregate fair value of the vessels collateralizing the credit facility be between 140% and 150% through December 31, 2017 and thereafter between 130% to 145%, depending on the credit facility, of the aggregate principal amount outstanding under such credit facility.

In addition to the credit agreements described above, which are in effect as of December 31, 2015, the Company entered into the following credit agreements which originated and either expired or were terminated during the year ended December 31, 2015:
On February 27, 2015, the Company signed a loan agreement for up to $26,000 (the “$26 Million Credit Facility”) with ABN AMRO Bank N.V., the Netherlands. The proceeds of this facility were used to finance a portion of the purchase price of one Capesize vessel, which was delivered to us during the first quarter of 2015. This facility, as amended, matured on October 30, 2015 and was repaid on that date. This facility bore interest at LIBOR plus an initial margin of 2.00% with monthly step ups of 0.25% until a margin of 3.25% is reached. This facility was secured by, among other things, a first preferred mortgage on the Capesize newbuilding vessel and a parent company guarantee.
On March 2, 2015, the Company signed a loan agreement for up to $19,800 (the “$19.8 Million Credit Facility”). The facility was arranged by ABN AMRO Bank N.V., the Netherlands, with insurance cover provided from Sinosure. The proceeds of this facility were expected to be used to finance a portion of the purchase price of one Kamsarmax vessel under construction at Tsuneishi with expected delivery during the first quarter of 2016. The facility was to mature ten years from the date of delivery of the vessel and was to bear interest at LIBOR plus a margin of 2.50%. This facility was to be secured by, among other things, a first priority mortgage on one Kamsarmax newbuilding vessel and a parent company guarantee. Pursuant to the sale of this Kamsarmax vessel, this credit facility was canceled in April 2015. Pursuant to this, the Company recorded a write off of $344 during the year ended December 31, 2015, representing the accumulated deferred financing costs incurred, which is included in financing costs in its Consolidated Statements of Operations.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

On October 12, 2015, the Company signed a loan agreement of up to $76,500 (the “$76.5 Million Credit Facility”) which was to be used to finance a portion of the purchase price of three Capesize vessels delivered during 2015 (including the vessel relating to the $26 Million Credit Facility). The terms and conditions of this facility, including covenants, were similar to those in the Company's existing credit facilities and customary for financings of this type. During November 2015, the Company drew down $25,500 relating to the delivery of one of the vessels. Pursuant to the three vessels collateralizing this facility being classified as held-for-sale in November 2015, this facility was canceled in December 2015 and the $25,500 was repaid. Pursuant to this, the Company recorded a write off of $1,254 during the year ended December 31, 2015, representing the accumulated deferred financing costs incurred, which is included in financing costs in its Consolidated Statements of Operations.
Our credit facilities discussed above have, among other things, the following restrictive covenants which would restrict our ability to:

•	incur additional indebtedness;

•	sell the collateral vessel, if applicable;

•	make additional investments or acquisitions;

•	pay dividends; and

•	effect a change of control of us.
In addition, our credit facilities contain customary events of default, including cross-default provisions. As of December 31, 2015, we are in compliance with the financial covenants of each of our eight credit facilities.
Interest rates on all of the Company’s secured credit facilities during the year ended December 31, 2015 ranged from 2.17% to 6.25%. The Company records its interest expense, all of which was capitalized until the fourth quarter of 2015, as a component of Financial expense, net on its consolidated statement of operations. For the years ended December 31, 2015 and 2014 and for the period from March 20, 2013 (date of inception) to December 31, 2013, Financial expense, net consists of:

	Year ended December 31,		Period from March 20, 2013 (date of inception) to December 31,
	2015	2014	2013
Interest expense	$998	$—	$—
Amortization of deferred financing costs	1,988	150	—
Write off	16,085	—	—
other, net	453	22	8
	$19,524	$172	$8

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

A summary of our outstanding balances and amounts available under our credit facilities as of December 31, 2015 is as follows:

	As of December 31, 2015
	Amount outstanding	Amount available
$39.6 Million Credit Facility	$30,754	$—
$409 Million Credit Facility	94,473	162,141
$330 Million Credit Facility	173,950	135,000
$42 Million Credit Facility	36,588	—
$67.5 Million Credit Facility	29,666	32,700
$411.3 Million Credit Facility	83,261	—
$12.5 Million Credit Facility	11,750	—
$27.3 Million Credit Facility	—	27,250
Total available	$460,442	$357,091

The above table excludes $63,037 of commitments available on December 31, 2015 on the $409 Million Credit Facility relating to two vessels under construction that had been classified as held for sale for which the commitment was formally reduced on January 13, 2016.

12.	Fair value of financial instruments
The carrying amount and fair value of financial instruments at December 31, 2015 and 2014 were as follows:

As of December 31, 2015	2015		2014
	Carrying value	Fair Value	Carrying value	Fair Value
Financial assets:
Cash and cash equivalents	$200,300	$200,300	$272,673	$272,673

Financial liabilities:
Bank loans	460,442	460,442	33,550	33,550
Senior Notes	73,625	36,813	73,625	57,133
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, various methods are used including market, income and cost approaches. Based on these approaches, certain assumptions that market participants would use in pricing the asset or liability are used, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable firm inputs. Valuation techniques that are used maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, fair value measured financial instruments are categorized according to the fair value hierarchy prescribed by ASC 820, Fair Value Measurements and Disclosures. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

•	Level 1: Fair value measurements using unadjusted quoted market prices in active markets for identical, unrestricted assets or liabilities.

•
Level 2: Fair value measurements using correlation with (directly or indirectly) observable market-based inputs, unobservable inputs that are corroborated by market data, or quoted prices in markets that are not active.

•	Level 3: Fair value measurements using inputs that are significant and not readily observable in the market.
Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly-liquid investments with original maturities of three months or less, and that are readily convertible to a known amount of cash and are subject to an

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

insignificant risk of changes in value. The carrying value of cash and cash equivalents approximates fair value due to the short-term nature of these instruments.
The Senior Notes are publicly traded on the New York Stock Exchange and are considered a level 1 item.
Certain of the Company’s assets and liabilities are carried at contracted amounts that approximate fair value. Assets and liabilities that are recorded at contracted amounts approximating fair value consist primarily of balances with related parties, prepaid expenses and other current assets, accounts payable and accrued expenses.
The Company believes the carrying amounts of its bank loans at December 31, 2015 and 2014 approximate fair value because the interest rates on these instruments change with, or approximate, market interest rates.
Certain items are measured at fair value on a non-recurring basis. The table below details the portion of those items that were re-measured at fair value during 2015 and the resultant loss recorded:

	Fair Value Using
Year ended December 31, 2015	Total	Level 1	Level 2	Level 3	Total Losses
Assets held for sale	$338,048	$—	$—	$338,048	$418,521
Total	$338,048	$—	$—	$338,048	$418,521

	Fair Value Using
Year ended December 31, 2014	Total	Level 1	Level 2	Level 3	Total Losses
Assets held for sale	$43,781	$—	$—	$43,781	$55,487
Total	$43,781	$—	$—	$43,781	$55,487
Assets Held for Sale
The fair value of assets held for sale (see Note 6) was determined based on the selling price, net of estimated costs to sell, of such assets based on negotiated contracts, and are considered to be Level 3 items. During 2015, assets held for sale with a carrying value of $756,569 were written down to its implied fair value of $338,048, resulting in a charge of $418,521. During 2014, assets held for sale with a carrying value of $99,268 were written down to its implied fair value of $43,781, resulting in a charge of $55,487. An additional $4,415 loss was recorded in 2015 related to those contracts classified as held for sale for additional costs and adjustments to estimates.

13.	Related Party Transactions
Our Co-Founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, is a member of the Lolli-Ghetti family, which in 2009 founded Scorpio Tankers Inc. (NYSE: “STNG”), or Scorpio Tankers, a large international shipping company engaged in seaborne transportation of refined petroleum products, of which Mr. Lauro is currently the Chairman and Chief Executive Officer. The Lolli-Ghetti family also owns and controls the Scorpio Group, which includes Scorpio Ship Management S.A.M., or SSM, which provides us with vessel technical management services, Scorpio Commercial Management S.A.M., or SCM, which provides us with vessel commercial management services, Scorpio Services Holding Limited, or SSH, which provides us and other related entities with administrative services and services related to the acquisition of vessels and Scorpio UK Limited, or SUK which provides us with chartering services. Our Co-Founder, President and Director, Mr. Robert Bugbee is also the President and a Director of Scorpio Tankers, and has a senior management position at the Scorpio Group. SSM and SCM also provide technical and commercial management services to Scorpio Tankers as well as unaffiliated vessel owners.
We entered into an Administrative Services Agreement with SSH, a party related to us, for the provision of administrative staff, office space and accounting, legal compliance, financial and information technology services. SSH also arranges vessel sales and purchases for us. The services provided to us by SSH may be sub-contracted to other entities within the Scorpio Group. We incur costs to SSH which will increase as the vessels in our Newbuilding Program are delivered to us.
Pursuant to the Administrative Services Agreement, we reimburse SSH for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. We also pay SSH a fee for arranging vessel acquisitions, including

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

newbuildings, payable in shares of our common stock. The number of shares to be issued was 2,604 shares for each of the first 17 vessels ordered under our Newbuilding Program. For the remaining newbuildings ordered, the number of shares for each vessel ordered was determined by dividing $250,000 by the market value of our common shares based on the volume weighted average price of our common shares over the 30 trading day period immediately preceding the contract date of a definitive agreement to acquire any vessel. For the vessels in our Newbuilding Program, an aggregate of 180,716 shares will be issued to SSH, ranging from 2,124 shares to 2,604 shares for each vessel. These shares will be issued to SSH upon the delivery of each vessel (or, in the case of a vessel disposal prior to delivery at the time such disposal completes). Of this total, we issued 68,454 shares of our common stock to SSH for the 28 vessels delivered during the year ended December 31, 2015 and 4,366 shares of our common stock to SSH for the two vessels delivered to us in 2014. During the year ended December 31, 2015 we issued 43,271 shares of our common shares to SSH for 20 vessels for which the sale was completed. We will deliver 53,906 shares upon delivery of 24 vessels currently under construction and 10,719 shares upon completion of the sale of the remaining five vessels under construction currently classified as held for sale. In addition, SSH has agreed with us not to own any drybulk carriers greater than 30,000 dwt for so long as the Administrative Services Agreement is in full force and effect. This agreement may be terminated by SSH after the third anniversary of our initial public offering upon 12 months’ notice or by us with 24 months’ notice.
During July 2013, we issued and sold 104,167 common shares to SSH for $10,000 as part of a series of Norwegian private equity offerings exempt from registration under the Securities Act. These common shares were subject to a contractual lock-up until July 2014. During November 2014, we issued and sold 333,333 shares to SSH for $15,000 as part of a private placement transaction.
During June 2015, we issued and sold 833,333 shares to SSH for $15,000 as part of a public offering.
Our vessels are commercially managed by SCM and technically managed by SSM pursuant to a Master Agreement, which may be terminated by either party upon 24 months’ notice. We expect that additional vessels that we may acquire in the future will also be managed under the Master Agreement or on substantially similar terms.
SCM’s services include securing employment for our vessels in the spot market and on time charters. SCM also manages the Scorpio Group Pools (spot market-oriented vessel pools) which include Scorpio Ultramax Pool, the Scorpio Kamsarmax Pool and the Scorpio Capesize Pool in which our owned and time chartered-in vessels are employed.
Transactions with entities controlled by the Lolli-Ghetti family and with Scorpio Tankers (herein referred to as related party affiliates) in the Consolidated Statement of Operations and Consolidated Balance Sheet are as follows:

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

For the years ended December 31, 2015 and 2014, we had the following balances with related parties, which have been included in the consolidated statement of operations (tabular amounts in thousands of U.S. dollars). We had no such balances for the period from March 20, 2013 (date of inception) to December 31, 2013.

	Year ended December 31,
	2015	2014
Vessel revenue
Scorpio Kamsarmax Pool (1)	$25,151	$34,986
Scorpio Ultramax Pool (1)	26,338	10,196
Scorpio Capesize Pool (1)	4,857	—
SCM (2)	718	31
Total vessel revenue	$57,064	$45,213
Voyage expense:
SCM (2)	$664	$148
Vessel operating cost:
SSM (3)	$2,765	$122
General and administrative expense:
SCM(2)	$258	$—
SSM (3)	—	51
SSH (4)	1,265	56
SUK (5)	486	717
Total general and administrative expense	$2,009	$824
Write down on assets held for sale
SCM (2)	$12,465	$—
SSM (3)	13,000	—
Total write down on assets held for sale	$25,465	$—

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

At December 31, 2015 and December 31, 2014, we had the following balances with related parties, which have been included in the Consolidated Balance Sheet:

	As of December 31,
	2015	2014
Assets
Due from related parties-current:
Scorpio Kamsarmax Pool (1)	$3,376	$8,482
Scorpio Ultramax Pool (1)	2,129	2,460
Scorpio Capesize Pool (1)	2,268	—
SCM(2)	424	—
SSM (3)	—	154
Scorpio Tankers(6)	—	31,277
Total due from related parties-current	$8,197	$42,373
Due from related parties non-current:
Scorpio Kamsarmax Pool (1)	$4,868	$3,272
Scorpio Ultramax Pool (1)	7,657	2,033
Total due from related parties non-current	$12,525	$5,305
Liabilities
Due to related parties-current :
SCM(2)	$3,415	$—
SSM (3)	4,274	1,131
SSH (4)	—	56
SUK (5)	—	44
Less balances due to SCM and SSM included in assets held for sale	(7,065)	—
Total due from related parties-current	$624	$1,231

(1)
For the years ended December 31, 2015 and 2014, we earned $25,151 and $34,986, respectively from chartering our owned and chartered-in vessels to the Scorpio Kamsarmax Pool, $26,338 and $10,196, respectively from chartering our owned chartered-in vessels to the Scorpio Ultramax Pool and $4,857 for the years ended December 31, 2015 from chartering our owned vessels to the Scorpio Capesize Pool. As of December 31, 2015, we had balances due from these charterers (primarily consisting of working capital, undistributed earnings and reimbursable costs) which have been classified as current assets of $3,376, $2,129, and $2,268 from the Scorpio Kamsarmax Pool, the Scorpio Ultramax Pool and the Scorpio Capesize Pool, respectively. As of December 31, 2014, we had balances due of $8,482 and $2,460 from the Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool, respectively. As of December 31, 2015, there were non-current balances due from these charterers which relate to working capital retained by the pools for member vessels that do not have provisions to exit the pool in the next 12 months of $4,868 and $7,657 for the Scorpio Kamsarmax Pool and Scorpio Ultramax Pool respectively. As of December 31, 2014, there were non-current balances due from these charterers which relate to working capital retained by the pools for member vessels that did not have provisions to exit the pool in the next 12 months of $3,272 and $2,033 for the Scorpio Kamsarmax Pool and Scorpio Ultramax Pool, respectively.

The Scorpio Kamsarmax Pool, the Scorpio Ultramax Pool and the Scorpio Capesize Pool were significant customers for the year ended December 31, 2015, accounting for 40.8%, 42.5% and 7.9% of our total vessel revenue (including commissions from SCM), respectively. The Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool were significant customers for the year ended December 31, 2014, accounting 71.4% and 20.8% of our total vessel revenue (including commissions), respectively.

(2)
For commercial management of any of our vessels that does not operate in one of these pools, we pay SCM a daily fee of $300 per vessel, plus a 1.75% commission on the gross revenues per charter fixture. Effective November 20, 2014, SCM has agreed to reduce, with respect to our vessels, the 1.75% commission to 1.00% until the first day when the closing price of the Company’s common stock is not less than $117.00 per share, adjusted to include all equity restructuring and authorized

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

dividends paid on the Company’s share capital, at which time the commission will revert to 1.75%. The Scorpio Ultramax Pool, the Scorpio Kamsarmax Pool and the Scorpio Capesize Pool participants, including us and third-party owners of similar vessels, pay SCM a pool management fee of $300 per vessel per day, plus a 1.75% commission on the gross revenues per charter fixture. For the year ended December 31, 2015 and 2014, the Company recorded vessel revenue of $718 and $100, respectively, pursuant to the decrease in commissions we were obligated to pay SCM pursuant to an agreement effective November 20, 2014 which reduced SCM’s commission on gross freight from 1.75% to 1.00%. Also, for the year ended December 31, 2014, the Company incurred $69 of commissions on the gross revenue of certain vessels time chartered-in for which their initial voyage took place before being admitted to the Scorpio Group Pools.
In addition, for the years ended December 31, 2015 and 2014, the Company incurred $664 and $148, respectively, which is a component of voyage expense to SCM consisting of a fee of $300 per vessel day for the periods in which our time chartered-in vessels were not operating in one of the pools and for fees charged to four time chartered-in vessels which were returned to their owners. As of December 31, 2015, $50 was unpaid for time chartered in vessels returned to their owners. Pursuant to the Master Agreement, contracts for the construction of vessels that are sold prior to the company taking delivery of the vessels results in a termination fee of $500,000 per vessel and the termination fee for a vessel under SCM management is two years of daily fees of $300, or $219,000 per vessel plus 1% of the estimated revenue SCM would have generated for the vessel over the next two years. This fee was applicable to 27 of the 31 vessels on construction contracts sold or classified as held for sale through December 31, 2015 and accordingly, a write down of Assets held for sale of $12,465 was recorded for the year ended December 31, 2015, of which $3,365 is unpaid and is reflected as a reduction of the realizable value of the assets held for sale as of December 31, 2015. In addition, during the year ended December 31, 2015, the Company incurred $258 of general and administrative expenses to SCM, consisting of allocated salaries and rent.

(3)
SSM’s services include providing technical support, such as arranging the hiring of qualified officers and crew, supervising the maintenance and performance of vessels, purchasing supplies, spare parts and new equipment, arranging and supervising drydocking and repairs, and monitoring regulatory and classification society compliance and customer standards. We pay SSM an annual fee of $200,000 per vessel to provide technical management services for each of our vessels upon delivery. For the years ended December 31, 2015 and 2014 we incurred costs to SSM of $2,765 and $122, respectively, which is a component of vessel operating cost. In addition, representatives of SSM, including certain subcontractors, provide us with construction supervisory services while our vessels are being constructed in shipyards. For these services, we will compensate SSM for its direct expenses, which can vary between $200,000 and $500,000 per vessel. In connection with supervision of the vessels in our Newbuilding Program, during the year ended December 31, 2014, we incurred a cost to SSM of $29,000 per vessel, which aggregates $1,421, of which $783 relates to vessels the Company sold, and of which $574 and $1,131 was unpaid as of December 31, 2015 and 2014 respectively. For the year ended December 31, 2014, we incurred $51 of rent allocated from SSM. Pursuant to the Master Agreement, contracts for the construction of vessels that are sold prior to the company taking delivery of the vessels results in a termination fee of $500,000 per vessel and the termination fee for a vessel under SSM management is two years of annual fees of $200,000 per vessel, or $400,000 per vessel. This fee was applicable to 27 of the 31 vessels on construction contracts sold or classified as held for sale through December 31, 2015 and accordingly, a write down on Assets held for sale of $13,000 was recorded for the year ended December 31, 2015, of which $3,700 is unpaid and is reflected as a reduction of the realizable value of the assets held for sale as of December 31, 2015.

(4)
We incur a fee to SSH for each owned vessel aggregating $1,265 and $56 for the years ended December 31, 2015 and 2014, respectively, which reflects direct and indirect expenses incurred by SSH in providing us with administrative services, which is included in general and administrative expenses. At December 31, 2014, $56 of the fee incurred to SSH was unpaid.

(5)
For the year ended December 31, 2015 and 2014, SUK charged us $486 and $717, respectively, for allocated salaries of certain SUK employees relating to the services such employees performed for the Company, of which $44 was unpaid at December 31, 2014.

(6)
In December 31, 2014, we agreed to sell four LR2 tankers to Scorpio Tankers and granted Scorpio Tankers an option to purchase two additional LR2 tankers (see Note 6). Pursuant to this, we paid Scorpio Tanker $31,277 as a security deposit relating to estimated costs we would incur to the shipyard for converting the vessels from Capesize contracts to LR2 contracts and scheduled installments on vessels expected to occur prior to the closing date of the sale. This deposit was repaid to us upon closing in July 2015.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

14.	Segments
The Company is organized by vessel type into three operating segments through which the Company’s chief operating decision maker manages the Company’s business. The Capesize, Kamsarmax and Ultramax Operations segments provide the following:

•	Capesize - includes vessels of approximately 180,000 DWT

•	Kamsarmax - includes vessels ranging from approximately 77,500 DWT to 98,700 DWT

•	Ultramax - includes vessels ranging from approximately 48,500 DWT to 64,000 DWT
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
The following schedule presents segment information about the Company’s operations for the years ended December 31, 2015 and 2014 and for the period from March 20, 2013 (date of inception) to December 31, 2013.

December 31, 2015	Capesize	Kamsarmax	Ultramax	Corporate	Total
Vessel revenue	$9,038	$26,712	$26,771	$—	$62,521
Voyage expenses	(280)	(331)	(176)	—	(787)
Vessel operating cost	(5,089)	(9,986)	(14,297)	—	(29,372)
Charterhire expense	—	(29,509)	(21,880)		(51,389)
Vessel depreciation	(3,623)	(4,536)	(6,104)	—	(14,263)
General and administrative expenses	(275)	(498)	(713)	(33,896)	(35,382)
Loss / write down on assets held for sale	(408,318)	(8,997)	(5,622)	—	(422,937)
Interest income	—	—	4	352	356
Foreign exchange gain	(4)	(10)	(27)	29	(12)
Financial expense, net	—	—	—	(19,524)	(19,524)
Segment loss	$(408,551)	$(27,155)	$(22,044)	$(53,039)	$(510,789)

December 31, 2014	Capesize	Kamsarmax	Ultramax	Corporate	Total
Vessel revenue	$—	$38,770	$10,217	$—	$48,987
Voyage expenses	—	(3,653)	(74)	—	(3,727)
Vessel operating cost	—	(1,600)	—	—	(1,600)
Charterhire expense	—	(57,909)	(15,305)	—	(73,214)
Vessel depreciation	—	(686)	—	—	(686)
General and administrative expenses	(39)	(103)	(26)	(31,593)	(31,761)
Loss / write down on assets held for sale	(52,553)	(2,934)	—	—	(55,487)
Interest income	—	—	—	1,052	1,052
Foreign exchange loss	—	—	—	43	43
Financial expense, net	—	—	—	(172)	(172)
Segment loss	$(52,592)	$(28,115)	$(5,188)	$(30,670)	$(116,565)
A write down on assets held for sale of $585, that was reflected under Corporate at December 31, 2014 was reallocated to the Capesize segment in 2015.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

General and administrative expenses incurred by the Company during 2013 were not attributable to any specific segment. As such, these costs were not allocated to any of the Company’s segments and are considered Corporate.
Identifiable assets, classified by the segment by which the Company operates, are as follows:

Identifiable assets
	December 31, 2015	December 31, 2014
Held by vessel owning subsidiaries or allocated to segments:
Capesize	$180,850	$438,256
Kamsarmax	468,875	236,278
Ultramax	626,304	288,828
Held by parent and other subsidiaries, not allocated to segments:
Cash and cash equivalents	178,103	265,818
Other	31,304	95,025
Total identifiable assets	$1,485,436	$1,324,205

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

15.	Unaudited Quarterly Results of Operations
In the opinion of the Company’s management, all adjustments, consisting of normal recurring accruals considered necessary for a fair presentation have been included on a quarterly basis.

	2015 Quarter Ended
	Mar-31	Jun-30	Sept-30	Dec-31
Revenues	$12,270	$12,781	$15,182	$22,017
Operating loss	(48,399)	(135,856)	(16,255)	(291,137)

Net loss	(52,065)	(138,645)	(18,052)	(302,036)

Net loss per share Basic(2)	$(3.60)	$(8.50)	$(0.66)	$(11.02)

Net loss per share Diluted(2)	$(3.60)	$(8.50)	$(0.66)	$(11.02)

Weighted average common shares outstanding- Basic	14,454,515	16,303,064	27,277,307	27,399,103
Weighted average common shares outstanding- Diluted	14,454,515	16,303,064	27,277,307	27,399,103

	2014 Quarter Ended
	Mar-31	Jun-30	Sept-30	Dec-31
Revenues	$5,467	$13,180	$12,608	$17,732
Operating loss	(11,157)	(15,289)	(19,069)	(71,973)

Net loss	(10,656)	(15,002)	(18,909)	(71,998)

Net loss per share Basic(2)	$(0.96)	$(1.35)	$(1.70)	$(5.72)

Net loss per share Diluted(2)	$(0.96)	$(1.35)	$(1.70)	$(5.72)

Weighted average common shares outstanding- Basic	11,050,909	11,103,076	11,104,001	12,593,330
Weighted average common shares outstanding- Diluted	11,050,909	11,103,076	11,101,001	12,593,330

(1)
Operating loss and net loss for first, second, third and fourth quarters of 2015 includes a loss / write down on assets held for sale of $31,752, $119,604, $324 and $261,793, respectively. Operating loss and net loss for the fourth quarter of 2014 includes a loss / write down on assets held for sale of $55,487.

(2)	Amounts may not sum to annual loss because each quarter and year are calculated separately based on basic and diluted weighted-average common shares outstanding during that period.

16.	Subsequent Events
Delivery of vessels from shipyards
During the period from January 1, 2016 to February 29, 2016, we took delivery of the following eight vessels that were under construction as of December 31, 2015 (see Note 5):

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

•	SBI Sousta, a Kamsarmax vessel

•	SBI Rock, a Kamsarmax vessel

•	SBI Achilles, an Ultramax vessel

•	SBI Lambada, a Kamsarmax vessel

•	SBI Hercules, an Ultramax vessel

•	SBI Reggae, a Kamsarmax vessel

•	SBI Perseus, an Ultramax vessel

•	SBI Hermes, an Ultramax vessel
Agreements to delay delivery and modification of shipbuilding contracts
During the period from January 1, 2016 to February 29, 2016, we reached agreements in principle with shipyards to delay the delivery of two Ultramax vessels and six Kamsarmax vessels under construction by approximately six months each. These vessels, previously expected to be delivered between March 2016 and September 2016 are now expected to be delivered between September 2016 and April 2017. Pursuant to these delays, $40,744 that was previously expected to be paid to shipyards during 2016 (see Note 7) is now expected to be paid in 2017.
In February 2016, we reached an agreement with a shipyard in China to reduce the price to be paid under the final installments of the construction contracts in respect to two Ultramax vessels to be delivered in Q2 2016 by $900 in aggregate.
Sale of assets held for sale
During the period from January 1, 2016 to February 29, 2016, we sold the three vessels and four of the vessels under construction that we classified as held for sale as of December 31, 2015 for amounts approximating their carrying values as of December 31, 2015 (see Note 6).
Pursuant to these sales, we repaid $83,261 under our $411.3 Million Credit Facility and have reduced our available commitment under the $409 Million Credit Facility by $63,037.
Borrowings and repayments under secured credit facilities
During the period from January 1, 2016 to February 29, 2016, we borrowed an aggregate amount of $103,355 under our secured credit facilities.
During the period from January 1, 2016 to February 29, 2016, we repaid an aggregate amount of $105,263 on our secured credit facilities, including the $83,261 repaid upon the sale of three vessels held for sale described above. A summary of our outstanding borrowing under our credit facilities as of December 31, 2015 and February 29, 2016 is as follows:

	As of December 31, 2015	February 29, 2016
	Amount outstanding	Amount outstanding	Amount available
$39.6 Million Credit Facility	$30,754	$22,537	$—
$409 Million Credit Facility	94,473	114,375	115,800
$330 Million Credit Facility	173,950	201,025	105,000
$42 Million Credit Facility	36,588	44,290	—
$67.5 Million Credit Facility	29,666	41,307	16,350
$411.3 Million Credit Facility	83,261	—	—
$12.5 Million Credit Facility	11,750	11,750	—
$27.3 Million Credit Facility	—	23,250	—
Total	$460,442	$458,534	$237,150

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

Credit facility amendments/prepayments
During February 2016, the Company agreed in principle with its lenders to amend all of its credit facilities to reduce the minimum cash liquidity covenant to the greater of $25,000 or $700 per owned vessel. Pursuant to receiving these amendments, the Company will prepay approximately $41,200 of principal installments on outstanding borrowings and certain expected future borrowings under its credit agreements, representing 12 months of installments on those borrowings, and will not be required to make the installment payments on certain of the borrowings that would have been due during the 12 subsequent months approximating $26,700. This $26,700 will be due upon final maturity of each borrowing. We have made additional prepayments to ensure compliance with certain loan covenants.
Cancellation of four time charter-in contracts
During February 2016, the Company reached agreement with the counterparties of four of its time charter-in agreements to terminate the agreements by March 19, 2016. Pursuant to this agreement, the Company paid $10,000 to the counterparties. These time charter-in agreements, which are above the current market rates, are expected to reduce the Company’s future charterhire payments, inclusive of the $10,000 payment, by $10,302.