Form 20-F
period 2016-12-31
SCORPIO BULKERS INC.
filed 2017-02-28
CIK 1587264

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
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

Mr. Emanuele Lauro 377-9798-5715 info@scorpiobulkers.com 9, Boulevard Charles III Monaco 98000
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
As of December 31, 2016, there were 75,298,676 outstanding shares of common stock, par value $0.01 per share.
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
All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

•	our future operating or financial results;

•	statements about planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;

•	the strength of world economies;

•	stability of Europe and the Euro;

•	fluctuations in interest rates and foreign exchange rates;

•	changes in the supply of drybulk vessels, including when caused by new newbuilding vessel orders or changes to or terminations of existing orders, and vessel scrapping levels;

•	general drybulk shipping market conditions, including fluctuations in charter hire rates and vessel values;

•	changes in demand in the drybulk shipping industry, including the market for our vessels;

•	changes in the value of our existing vessels and proposed newbuildings;

•	changes in our operating expenses, including bunker prices, dry docking and insurance costs;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from pending or future litigation;

•	general domestic and international political conditions;

•	potential disruption of shipping routes due to accidents or political events;

•	our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;

•	our continued borrowing availability under our debt agreements and compliance with the covenants contained therein;

•	our ability to successfully employ our existing and newbuilding drybulk vessels;

•
our ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);

•	risks associated with vessel construction;

•	potential exposure or loss from investment in derivative instruments;

•	potential conflicts of interest involving members of our board and senior management and our significant shareholders;

•	our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned;

•	vessel breakdowns and instances of off-hire; and

•	drybulk shipping market trends, charter rates and factors affecting supply and demand.
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
On December 31, 2015, we effected a one-for-twelve reverse stock split. All share and per share information throughout this annual report has been retroactively adjusted to reflect the reverse stock split. The par value was not adjusted as a result of the reverse stock split.

A.	Selected Financial Data
The selected Consolidated Statements of Operations data and the Consolidated Balance Sheet data presented for the years ended December 31, 2016, 2015, 2014, and for the period from March 20, 2013 (date of inception) to December 31, 2013, are derived from our audited consolidated financial statements. Such selected financial data should be read in connection with the consolidated financial statements contained in this report.

	Year Ended December 31,			Period from March 20, 2013 (date of inception) to December 31,
	2016	2015	2014	2013
Dollars in thousands, except per share data
Consolidated Statement of Operations Data:
Total vessel revenue	$78,402	$62,521	$48,987	$—
Total operating expenses	179,133	554,130	166,475	5,505
Operating loss	(100,731)	(491,609)	(117,488)	(5,505)
Total other loss	(24,104)	(19,180)	923	(802)
Net loss	$(124,835)	$(510,789)	$(116,565)	$(6,307)

Basic weighted average shares outstanding	56,174	21,410	11,466	3,327
Diluted weighted average shares outstanding	56,174	21,410	11,466	3,327

Basic loss per share	$(2.22)	$(23.86)	$(10.17)	$(1.90)
Diluted loss per share	$(2.22)	$(23.86)	$(10.17)	$(1.90)

	As of December 31,			Period from March 20, 2013 (date of inception) to December 31,
Dollars in thousands	2016	2015	2014	2013
Consolidated Balance Sheet Data:
Cash and cash equivalents	$101,734	$200,300	$272,673	$733,896
Assets held for sale	—	172,888	43,781	—
Vessels, net	1,234,081	764,454	66,633	—
Vessels under construction	180,000	288,282	866,844	371,692
Total assets	1,547,157	1,473,093	1,321,024	1,105,684
Current liabilities (including current portion of bank loans)	24,550	124,577	20,265	1,472
Bank loans	493,793	342,314	29,549	—
Senior Notes	72,199	71,671	71,222	—
Total liabilities	590,542	538,562	121,036	1,472
Shareholders’ equity	956,615	934,531	1,199,988	1,104,212

Pursuant to ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs”, we reclassified unamortized debt issuance costs of $12.3 million and $3.2 million as of December 31, 2015 and 2014, respectively, from Deferred financing costs, net to a reduction in both current and non-current Bank loans, net in the Consolidated Balance Sheet.

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
The following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our securities, including our common shares and our 7.50% Senior Notes due 2019, which we refer to as our Senior Notes. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available for the payment of dividends on our common shares and interest on our Senior Notes, or the trading price of our securities.
INDUSTRY SPECIFIC RISK FACTORS
Charter hire rates for drybulk vessels are volatile and have declined significantly since their historic highs and may remain at low levels or decrease in the future, which may adversely affect our earnings, revenue and profitability and our ability to comply with our loan covenants.
The drybulk shipping industry is cyclical with high volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of drybulk vessels has varied widely; however, the continued downturn in the drybulk charter market has severely affected the entire drybulk shipping industry and charter hire rates for drybulk vessels have declined significantly from historically high levels. In the past, time charter and spot market charter rates for drybulk carriers have declined below operating costs of vessels. The Baltic Dry Index, or the BDI, a daily average of charter rates for key drybulk routes published by the Baltic Exchange Limited, which has long been viewed as the main benchmark to monitor the movements of the drybulk vessel charter market and the performance of the entire drybulk shipping market, declined 94% from its high of almost 12,000 in May 2008 and has remained volatile since then. During the year ended December 31, 2016, the BDI fluctuated in a range between 290, the lowest level it has ever reached, and 1,257. As of February 3, 2017, the BDI was 752.
Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity and changes in the supply of and demand for the major commodities carried by water internationally. Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable. Since we primarily charter all our vessels in the spot market we are exposed to the cyclicality and volatility of the spot market. Spot market charterhire rates may fluctuate significantly based upon available charters and the supply of and demand for seaborne shipping capacity, and we may be unable to keep our vessels fully employed in these short-term markets. Alternatively, charter rates available in the spot market may be insufficient to enable our vessels to operate profitably. A significant decrease in charter rates would affect asset values and adversely affect our profitability, cash flows and ability to pay dividends, if any, in the future, on our common shares, and interest on our Senior Notes. Furthermore, a significant decrease in charter rates would cause asset values to decline, or decline further, and we may have to record an impairment charge in our consolidated financial statements which could adversely affect our financial results.
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
In the global economy, operating businesses have recently faced tightening credit, weakening demand for goods and services, weak international liquidity conditions, and declining markets. In particular, lower demand for drybulk cargoes as well as diminished trade credit available for the delivery of such cargoes have led to decreased demand for drybulk carriers, creating downward pressure on charter rates and vessel values. The relatively weak global economic conditions have and may continue to have a number of adverse consequences for drybulk and other shipping sectors, including, among other things:

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
Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy is currently facing a number of new challenges, recent turmoil and hostilities in various regions, including Russia, Syria, Iraq, North Africa, and North Korea. The weakness in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods, and, thus, shipping. Continuing economic instability could have a material adverse effect on our ability to implement our business strategy.
The United States, the European Union and other parts of the world exhibited weak economic trends. The credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity, and the U.S. federal and state governments and European authorities have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets and may implement additional regulations in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission, or the SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.
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
Continued economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect on us, as we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of drybulk commodities in ports in the Asia Pacific region. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of GDP, which had a significant impact on shipping demand. The growth rate of China’s GDP is estimated to have decreased to approximately 6.7% for the year ended December 31, 2016, which is China’s lowest growth rate for the past five years, and continues to remain below pre-2008 levels. It is possible that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial condition and results of operations, ability to pay dividends, if any, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries or geographic regions.

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
If the fair market values of our vessels decline, or decline further, the amount of funds we may drawdown under our secured credit facilities may be limited and we may not be in compliance with certain covenants contained in our secured credit facilities, which may result in an event of default. In such circumstances, we may not be able to refinance our debt or obtain additional financing. If we are not able to comply with the covenants in our secured credit facilities, and are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet. In addition, if we sell one or more of our vessels at a time when vessel prices have fallen, the sale may be less than the vessel’s carrying value on our consolidated financial statements, resulting in a loss and a reduction in earnings.
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
At December 31, 2016, we had vessels and vessels under construction of $1.4 billion in total on our consolidated balance sheet, representing 148% of our shareholders’ equity.  Additionally, as of December 31, 2016, we had $18.6 million of installment payments due on our existing newbuilding contracts, of which $17.2 million remains to be paid.
Our vessels are assessed annually for impairment in the fourth quarter and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of our vessels and vessels under construction below its carrying value. As of December 31, 2016, we have determined that the estimated undiscounted future cash flows (as determined under U.S. GAAP) of our vessels exceeded the carrying value. However, if there is a further reduction in our charter rates, we may be required to record impairment charges on our vessels and vessels under construction, which would require us to write down the carrying value of these assets to their fair value. Since vessels and vessels under construction comprise a substantial portion of our balance sheet, such charges could have a material impact on our consolidated financial statements.
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

Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or implementation of operational changes and may affect the resale value or useful lives of our vessels. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with them or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. For example, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, adopted by the UN International Maritime Organization in February 2004, calls for the phased introduction of mandatory reducing living organism limits in ballast water over time (as discussed further below). In order to comply with these living organism limits, vessel owners may have to install expensive ballast water treatment systems or make port facility disposal arrangements and modify existing vessels to accommodate those systems. The BWM Convention enters in force on September 8, 2017 and while we believe that our vessels have been fitted with systems that will comply with the standards, we cannot be assured that these systems will be approved by the regulatory bodies of every jurisdiction in which we may wish to conduct our business.  If they are not approved it could have an adverse material impact on our business, financial condition, and results of operations depending on the available ballast water treatment systems and the extent to which existing vessels must be modified to accommodate such systems.
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
We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, and certificates with respect to our operations, and satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends, if any, in the future, on our common shares, and interest on our Senior Notes.
An over-supply of drybulk carrier capacity may prolong or further depress the current low charter rates, which may limit our ability to operate our drybulk carriers profitably.
The supply of drybulk vessels has increased significantly since the beginning of 2006. According to SSY, as of December 2016, newbuilding orders have been placed for approximately 9.8% of the existing fleet capacity. Vessel supply growth has been outpacing vessel demand growth over the past few years causing downward pressure on charter rates. Until the new supply is fully absorbed by the market, charter rates may continue to be under pressure due to vessel supply in the near to medium term.
World events could affect our results of operations and financial condition.
Past terrorist attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in Russia, North Korea, the Middle East, including Iran, Iraq, Syria, Egypt and North Africa, and the presence of U.S. or other armed forces in the Middle East, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Aden off the coast of Somalia and West Africa. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.
Acts of piracy on ocean-going vessels have had and may continue to have an adverse effect on our business.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia, in the Gulf of Guinea and the West Coast of Africa, with drybulk vessels particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.
Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our reputation and the market for our common shares.
Although we do not expect that our vessels will call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, such as Iran, Sudan and Syria, from time to time on charterers’ instructions, our vessels may call on ports located in such countries in the future. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which amended the Iran Sanctions Act. Among other things, CISADA introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person’s vessels from U.S. ports for up to two years.
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
The operation of our vessels is affected by the requirements set forth in the International Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code. The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation of vessels and describing procedures for dealing with emergencies. In addition, vessel classification societies impose significant safety and other requirements on our vessels.
The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. Each of our vessels are or will be ISM Code-certified when delivered to us. However, if we are subject to increased liability for non-compliance or if our insurance coverage is adversely impacted as a result of non-compliance, it may negatively affect our ability to pay dividends, if any, in the future, on our common shares and interest on our Senior Notes. If any of our vessels are denied access to, or are detained in, certain ports as a result of non-compliance with the ISM Code, our revenues may be adversely impacted.
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
Furthermore, the operation of certain vessel types, such as drybulk carriers, has certain unique risks. With a drybulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach at sea. Hull breaches in drybulk carriers may lead to the flooding of the vessels’ holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of a vessel. If we are unable to adequately maintain our vessels, we may be unable to prevent these events. Any of these circumstances or events may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future, on our common shares, and interest on our Senior Notes. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.
In the event of a casualty to a vessel or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred. We procure insurance for the vessels in our fleet against those risks that we believe the shipping industry commonly insures against. These insurances include marine hull and machinery insurance, protection and indemnity insurance, which include pollution risks and crew insurances, and war risk insurance. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1.0 billion per vessel per occurrence.
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
We are exposed to the cyclicality and volatility of spot market charterhire rates, which have fluctuated, and may continue to fluctuate, significantly based upon available charters and the supply of and demand for seaborne shipping capacity. If charter rates available in the spot market are insufficient to enable our vessels to operate profitably it could adversely affect our available liquidity, profitability, cash flows, and financial results. Furthermore, a prolonged period of depressed charter rates or a significant decrease in charter rates may negatively impact our liquidity position and may cause our vessel values to decline, which could, among other things, affect our ability to comply with the financial covenants in our loan agreements. Please see “The fair market values of our vessels have declined and may decline further, which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities, or result in an impairment charge, and we may incur a loss if we sell vessels following a decline in their market value” and “We are leveraged, which could significantly limit our ability to execute our business strategy, and we may be unable to comply with our covenants in our credit facilities that impose operating and financial restrictions on us, which could result in a default under the terms of these agreements.”

The Scorpio Group Pools in which our vessels operate are newly formed and have limited prior operating history. We cannot assure you that these pools will be successful in finding employment for all of our vessels.
The Scorpio Group Pools, which consist of the Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool in which our vessels operate, are newly formed and have limited prior operating history. We own a large number of vessels that have entered, or will enter, these pools in a relatively short period of time without having previously secured employment. We cannot assure you that these pools will be successful in finding employment for all such vessels in the volatile spot market or whether any such employment will be at profitable rates. We cannot assure you that our vessels will be profitably operated by such pools. In addition, vessels operated by our affiliates, including members of the Scorpio Group, as well as vessels operated by unaffiliated third-parties, may participate in such pools. Such vessels may not be of the comparable design or quality to our vessels, negatively impacting the profitability of such pools, while diluting our interest in such profits.
Newbuilding projects are subject to risks that could cause delays, cost overruns or cancellation of our newbuilding contracts.
As of the date of this annual report, we are party to a shipbuilding contract with an established shipyard in China for the construction of one newbuilding vessel for an aggregate purchase price of $25.7 million, of which $17.2 million remains to be paid. This vessel is expected to be delivered to us in the first half of 2017. Construction projects are subject to risks of delay or cost overruns inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel.
In addition, in the event the shipyard does not perform under its contract and we are unable to enforce the refund guarantee with a third party bank for any reason, we may lose all or part of our investment, which would have an adverse effect on our results of operations, financial condition and cash flows.
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
In addition, in depressed market conditions, our charterers may no longer need a vessel that is then under charter or may be able to obtain a comparable vessel at lower rates. As a result, charterers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates given currently decreased drybulk carrier charter rate levels. As a result, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, on our common shares and interest on our Senior Notes, and comply with covenants in our credit facilities.

We are, and expect to continue to be, dependent on spot market-oriented pools and spot charters and currently low spot charter rates, or any further decrease in spot charter rates in the future will result in significant operating losses.
All of our vessels are employed in Scorpio Group Pools. During the year ended December 31, 2016, we earned 40% and 60% of our revenue (including commissions from Scorpio Commercial Management S.A.M., or SCM) from the Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool, respectively. The Scorpio Group Pools in which our vessels operate are spot market-oriented commercial pools managed by our commercial manager, which are exposed to fluctuations in spot market charter rates. The spot charter market may fluctuate significantly based upon drybulk carrier supply and demand. The successful operation of our vessels in the competitive spot charter market, including within the Scorpio Group Pools, depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, currently spot charter rates have declined below the operating cost of vessels. If future spot charter rates do not improve, or decline further, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. As a result, we have, and may in the future, agree with shipyards to delay taking delivery of certain newbuilding vessels. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.
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
We currently do not intend to pay dividends to the holders of our common shares. Our board of directors will continue to assess our dividend policy and may in the future determine to pay dividends. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors, restrictions contained in our credit facilities and the requirements of Marshall Islands law. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy, the terms of our outstanding indebtedness and the ability of our subsidiaries to distribute funds to us. The international drybulk shipping industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends.
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
Our operating fleet of 48 vessels consists of 47 wholly-owned newbuilding drybulk vessels (which were delivered to us beginning in 2015) and one chartered-in vessel. We also have a contract for the construction of an additional drybulk vessel, which is expected to be delivered to us during the second quarter of 2017. One of our principal strategies is to continue to grow by expanding our operations, and we may, in the future, increase the size of our fleet through timely and selective acquisitions. Our future growth will primarily depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

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
Our failure to effectively identify, acquire, develop and integrate any drybulk carriers or businesses, or our inability to effectively manage the size of our fleet, could adversely affect our business, financial condition and results of operations. As a result of the prolonged downturn in the drybulk shipping market, we have reduced the size of our fleet over the past two years through the sale of certain of our vessels and construction contracts and the termination of certain time charter-in contracts, and we may continue to reduce the size of our fleet in the future.
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
In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. While all of the vessels in our owned fleet are newbuildings, as our vessels age typically they will become less fuel-efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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
Our vessels are employed in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of drybulk cargo by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter the drybulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer. If we are unable to successfully compete with other drybulk shipping companies, our results of operations would be adversely impacted.
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
We cannot assure you that our internal controls and procedures over financial reporting will be sufficient.
We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley. Section 404 of Sarbanes-Oxley requires that we evaluate and determine the effectiveness of our internal controls over financial reporting. If we have a material weakness in our internal controls over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We dedicate a significant amount of time and resources to ensure compliance with these regulatory requirements. We will continue to evaluate areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We will make changes in any of these and other areas, including our internal control over financial reporting, which we believe are necessary. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis.
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
We believe that we qualify for this statutory exemption for our 2016 taxable year and we expect to so qualify for our subsequent taxable years. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby cause us to become subject to U.S. federal income tax on our U.S. source shipping income. For example, there is a risk that we could no longer qualify for exemption under Section 883 of the Code for a particular taxable year if “non-qualified” shareholders with a five percent or greater interest in our stock were, in combination with each other, to own 50% or more of the outstanding shares of our stock on more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.
If we are not entitled to this exemption under Section 883 of the Code for any taxable year, we would be subject for such taxable year to a 4% U.S. federal income tax on our U.S. source shipping income on a gross basis. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings and cash available for distribution to our shareholders and to pay amounts due on our Senior Notes.
U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to our U.S. shareholders.
A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income,” including cash. For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services to third parties does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.
It is possible that we may be considered a PFIC for our 2016 taxable year. Whether we are treated as a PFIC will depend, in part, upon whether the deposits that we make on newbuilding contracts are treated as being held for the production of “passive income” and on the amount of “passive income” that we derive for such years.
For our 2017 taxable year and subsequent taxable years, whether we will be treated as a PFIC will depend upon the nature and extent of our operations. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets. There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Accordingly, no assurance can be given that the United States Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any taxable year if there were to be changes in the nature and extent of our operations.
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
Our success depends to a significant extent upon the abilities and efforts of our technical manager, Scorpio Ship Management S.A.M., or SSM, our commercial manager, SCM, and our management team and upon our and our managers’ ability to hire and retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not maintain “key man” life insurance on any of our officers.
Our technical and commercial managers are affiliates of the Scorpio Group, which is owned and controlled by the Lolli-Ghetti family, of which our founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, and our Vice President, Mr. Filippo Lauro, are members. Conflicts of interest may arise between us, on the one hand, and our commercial and technical managers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels managed by other companies affiliated with our commercial or technical managers. In particular, as of the date of this annual report, our commercial and technical managers, which are operated by entities affiliated with Messrs. Lauro, provide commercial and technical management services to approximately 200 and 150 vessels, respectively, in addition to vessels in our fleet, and our commercial and technical managers may operate additional vessels that will compete with our vessels in the future. Such conflicts may have an adverse effect on our results of operations.
Our Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Vice President, General Counsel and Secretary do not devote all of their time to our business, which may hinder our ability to operate successfully.
Our Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Vice President, General Counsel and Secretary participate in business activities not associated with us, including serving as members of the management team of Scorpio Tankers, and are not required to work full-time on our affairs. We expect that each of our executive officers will continue to devote a substantial portion of their business time to the management of the Company. Additionally, our Chief Executive Officer, President, Chief Operating Officer, Vice President, General Counsel and Secretary serve in similar positions in other entities within the Scorpio Group. As a result, such executive officers may devote less time to us than if they were not engaged in other business activities and may owe fiduciary duties to the shareholders of both us as well as shareholders of other companies which they may be affiliated with, including Scorpio Tankers and Scorpio Group companies. This may create conflicts of interest in matters involving or affecting us and our customers and it is not certain that any of these conflicts of interest will be resolved in our favor. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Our commercial and technical managers are each privately held companies and there is little or no publicly available information about them.
Our vessels are commercially managed by SCM and technically managed by SSM. SCM’s and SSM’s ability to render management services will depend in part on their own financial strength. Circumstances beyond our control could impair our commercial manager’s or technical manager’s financial strength, and because each is a privately held company, information about the financial strength of our commercial manager and technical manager is not available. As a result, we and our shareholders might have little advance warning of financial or other problems affecting our commercial manager or technical manager even though their financial or other problems could have a material adverse effect on us.

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
The loans under our secured credit facilities are generally advanced at a floating rate based on LIBOR, which has been stable, but was volatile in prior years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, although in recent years LIBOR has been at relatively low levels, LIBOR increased during 2016 and may continue to rise in the future as the current low interest rate environment comes to an end. Our financial condition could be materially adversely affected as we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and may not enter into interest rate hedging arrangements any other financing arrangements we may enter into in the future, including those we enter into to finance a portion of the amounts payable with respect to newbuildings. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.
We may enter into derivative contracts to hedge our overall exposure to interest rate risk exposure. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses. The derivatives strategies that we may employ may not be successful or effective, and we could, as a result, incur substantial additional interest costs.
We may be adversely affected by the introduction of new accounting rules for leasing.
In early 2016, the U.S. accounting standard-setting board (the Financial Accounting Standards Board, or the FASB) issued new accounting guidance that would require lessees to record most leases on their balance sheets as lease assets and liabilities. Entities would still classify leases, but classification would be based on different criteria and would serve a different purpose than it does today. Lease classification would determine how entities recognize lease-related revenue and expense, as well as what lessors record on the balance sheet. Classification would be based on the portion of the economic benefits of the underlying asset expected to be consumed by the lessee over the lease term. Once adopted, the proposals would be expected generally to have the effect of bringing most off-balance sheet leases onto a lessee’s balance sheet as liabilities, which would also change the income and expense recognition patterns of those items. Financial statement metrics, including non-GAAP financial measures, such as leverage and capital ratios, as well as EBITDA and Adjusted EBITDA, may also be affected, even when cash flow and business activity have not changed. This may in turn affect covenant calculations under various contracts (such as loan agreements) unless the affected contracts are modified.
We are leveraged, which could significantly limit our ability to execute our business strategy and we may be unable to comply with our covenants in our credit facilities that impose operating and financial restrictions on us, which could result in a default under the terms of these agreements.

As of December 31, 2016, we had $596.1 million of outstanding indebtedness under our credit facilities and debt securities.
Our credit facilities impose operating and financial restrictions on us, that limit our ability, or the ability of our subsidiaries party thereto, to:

•	pay dividends and make capital expenditures if we do not repay amounts drawn under our credit facilities or if there is another default under our credit facilities;

•	incur additional indebtedness, including the issuance of guarantees;

•	create liens on our assets;

•	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel;

•	sell our vessels;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person; and/or

•	enter into a new line of business.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours and we may not be able to obtain our lenders’ permission when needed. This may limit our ability to pay dividends on our common shares if we determine to do so in the future, and interest on our Senior Notes, finance our future operations or capital requirements, make acquisitions or pursue business opportunities.
In addition, our secured credit facilities require us to maintain specified financial ratios and satisfy financial covenants, including ratios and covenants based on the market value of the vessels in our fleet. Should our charter rates or vessel values materially decline in the future, we may seek to obtain waivers or amendments from our lenders with respect to such financial ratios and covenants, or we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet any such financial ratios and satisfy any such financial covenants. In 2016, we amended our credit facilities to reduce the minimum liquidity, interest coverage ratio and loan-to-value ratio covenants, as well as to amend the definition of net worth used in the leverage and net worth covenants. There can be no assurances that our lenders will grant any waivers or additional amendments in the future.
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
If the market price of our common shares falls below $5.00 per share, under NYSE rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to continue to use our common shares as collateral may lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common shares.
On December 31, 2015, our board of directors effected a one-for-twelve reverse stock split of our common shares, par value $0.01 per share, and a reduction in the total number of authorized common shares to 56,250,000 shares. Our shareholders approved the reverse stock split and change in authorized common shares at a special meeting of shareholders held on December 23, 2015. The reverse stock split reduced the number of outstanding common shares from 344,239,098 shares to 28,686,561 shares. In June 2016, upon receiving shareholder approval, we further amended our Amended and Restated Articles of Incorporation to increase our total number of authorized common shares to 112,500,000.
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
Our amended and restated articles of incorporation authorize us to issue 112,500,000 common shares, of which we have issued 75,298,676 common shares as of December 31, 2016. Sales of a substantial number of common shares in the public market, or the perception that these sales could occur, may depress the market price for our common shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. We intend to issue additional common shares in the future. Our shareholders may incur dilution from any future equity offering and upon the issuance of additional common shares upon the exercise of options we grant to certain of our executive officers, or upon the issuance of additional common shares pursuant to our equity incentive plan.
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
Several provisions of our amended and restated articles of incorporation and bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These provisions include:

•	authorizing our board of directors to issue “blank check” preferred stock without shareholder approval;

•	providing for a classified board of directors with staggered, three-year terms;

•	establishing certain advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings;

•	prohibiting cumulative voting in the election of directors;

•	limiting the persons who may call special meetings of shareholders;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of the outstanding common shares entitled to vote for the directors; and

•	establishing super majority voting provisions with respect to amendments to certain provisions of our amended and restated articles of incorporation and bylaws.

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
We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and as such, we will have significant legal, accounting and other expenses. These reporting obligations impose various requirements on public companies, including changes in corporate governance practices, and these requirements may continue to evolve. We and our management personnel, and other personnel, if any, need to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly.
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
Scorpio Bulkers Inc. is an international shipping company that was incorporated in the Republic of the Marshall Islands pursuant to the BCA on March 20, 2013. In December 2013, we completed our underwritten initial public offering of 2,608,333 common shares at $117.00 per share, and in January 2014, the underwriters in the initial public offering exercised their option to purchase an additional 391,250 common shares. In February 2014, we completed our offer to exchange unregistered common shares that were previously issued in Norwegian equity private placements (other than the common shares owned by affiliates of us) for common shares that were registered under the Securities Act of 1933, as amended, or the Securities Act, which we refer to as the Exchange Offer. Upon completion of the Exchange Offer, holders of 7,980,565 unregistered common shares validly tendered their shares in exchange for such registered common shares, representing a participation rate of 99.7%. On July 31, 2014, we delisted from the Norwegian Over-the-Counter List, or Norwegian OTC List. Our common shares are listed for trading on the New York Stock Exchange, or NYSE, under the symbol “SALT.”
Our principal executive offices are located at 9, Boulevard Charles III, Monaco 98000 and our telephone number at that location is +377-9798-5715.

B.	Business Overview
We are an international shipping company that owns and operates the latest generation of newbuilding drybulk carriers with fuel-efficient specifications and carrying capacities of greater than 30,000 dwt. All of our owned vessels have carrying capacities of greater than 60,000 dwt. Our vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains, and fertilizers, along worldwide shipping routes, and are employed primarily in the spot market or in spot market-oriented pools of similarly sized vessels. As of the date of this annual report, our operating fleet of 48 vessels consisted of 47 wholly-owned drybulk vessels and one chartered-in drybulk vessel, which we refer to collectively as our “Operating Fleet” (see below table for details). We also have a contract for the construction of one newbuilding drybulk vessel, which is expected to be delivered to us in the second quarter of 2017 (see below table for details). Upon delivery of this vessel, our owned fleet is expected to have a total carrying capacity of approximately 3.4 million dwt.

Our Fleet
The following tables set forth certain summary information regarding our Operating Fleet and vessel under construction as of the date of this annual report:
Operating Fleet
Owned fleet

Vessel Name	Year Built	DWT	Vessel Type
SBI Cakewalk	2014	82,000	Kamsarmax
SBI Charleston	2014	82,000	Kamsarmax
SBI Samba	2015	84,000	Kamsarmax
SBI Rumba	2015	84,000	Kamsarmax
SBI Capoeira	2015	82,000	Kamsarmax
SBI Electra	2015	82,000	Kamsarmax
SBI Carioca	2015	82,000	Kamsarmax
SBI Conga	2015	82,000	Kamsarmax
SBI Flamenco	2015	82,000	Kamsarmax
SBI Bolero	2015	82,000	Kamsarmax
SBI Sousta	2016	82,000	Kamsarmax
SBI Rock	2016	82,000	Kamsarmax
SBI Lambada	2016	82,000	Kamsarmax
SBI Reggae	2016	82,000	Kamsarmax
SBI Zumba	2016	82,000	Kamsarmax
SBI Macarena	2016	82,000	Kamsarmax
SBI Parapara	2017	82,000	Kamsarmax
SBI Mazurka	2017	82,000	Kamsarmax
SBI Swing	2017	82,000	Kamsarmax
Total Kamsarmax		1,562,000

SBI Antares	2015	61,000	Ultramax
SBI Athena	2015	64,000	Ultramax
SBI Bravo	2015	61,000	Ultramax
SBI Leo	2015	61,000	Ultramax
SBI Echo	2015	61,000	Ultramax
SBI Lyra	2015	61,000	Ultramax
SBI Tango	2015	61,000	Ultramax
SBI Maia	2015	61,000	Ultramax
SBI Hydra	2015	61,000	Ultramax
SBI Subaru	2015	61,000	Ultramax
SBI Pegasus	2015	64,000	Ultramax
SBI Ursa	2015	61,000	Ultramax
SBI Thalia	2015	64,000	Ultramax
SBI Cronos	2015	61,000	Ultramax
SBI Orion	2015	64,000	Ultramax
SBI Achilles	2016	61,000	Ultramax
SBI Hercules	2016	64,000	Ultramax
SBI Perseus	2016	64,000	Ultramax
SBI Hermes	2016	61,000	Ultramax
SBI Zeus	2016	60,200	Ultramax
SBI Hera	2016	60,200	Ultramax
SBI Hyperion	2016	61,000	Ultramax
SBI Tethys	2016	61,000	Ultramax
SBI Phoebe	2016	64,000	Ultramax

Vessel Name	Year Built	DWT	Vessel Type
SBI Poseidon	2016	60,200	Ultramax
SBI Apollo	2016	60,200	Ultramax
SBI Samson	2017	64,000	Ultramax
SBI Phoenix	2017	64,000	Ultramax
Total Ultramax		1,731,800
Aggregate Owned DWT		3,293,800

Time chartered-in vessel

Vessel Type	Year Built	DWT	Where Built	Daily Base Rate	Earliest Expiry
Kamsarmax	2012	82,000	South Korea	$15,500	30-Jul-17	(1)
Aggregate Time Chartered-in DWT		82,000

(1)
This vessel has been time chartered-in for 39 to 44 months at the Company’s option at $15,500 per day. The Company has the option to extend this time charter for one year at $16,300 per day. The vessel was delivered on April 23, 2014.

In addition, we have a profit and loss sharing agreement in place as of December 31, 2016 for a Panamax vessel that we previously chartered in, pursuant to which we have agreed to split all the vessel’s profits and losses for a two year period.
Vessel Under Construction

Kamsarmax Vessel
	Vessel Name	Expected Delivery	DWT	Shipyard
1	Hull S1233 - TBN SBI Jive	Q2-17	82,000	Hudong-Zhonghua Shipbuilding (Group) Co., Inc.
	Aggregate Kamsarmax Newbuilding DWT		82,000
Employment of Our Fleet
We typically operate our vessels in spot market-oriented commercial pools, in the spot market or, under certain circumstances, on time charters.
Spot Market-Oriented Commercial Pools
To increase vessel utilization and thereby revenues, we participate in commercial pools with other shipowners with similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial managers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. The managers of the pools negotiate charters with customers primarily in the spot market but may also arrange time charter agreements. The size and scope of these pools enable them to enhance vessel utilization rates for pool vessels by securing backhaul voyages, which is when cargo is transported on the return leg of a journey, and contracts of affreightment, or COAs, thus generating higher effective time charter equivalent, or TCE, revenues than otherwise might be obtainable in the spot market, while providing a higher level of service offerings to customers.
As of the date of this annual report, all of the vessels in our Operating Fleet are employed in a spot market-oriented commercial pool managed by our commercial manager, or a Scorpio Group Pool, which exposes us to fluctuations in spot market charter rates. In addition, we expect that the drybulk vessel that is currently under construction will be employed in a Scorpio Group Pool following its delivery to us. Our vessels participate in the Scorpio Group Pools under the same contractual terms and conditions as the third party vessels in the pool. Each pool aggregates the revenues and expenses of all of the pool participants and distributes the net earnings calculated on (i) the number of pool points for the vessel, which are based on vessel attributes such as cargo carrying capacity, fuel consumption, and construction characteristics, and (ii) the number of days the vessel operated in the period. SCM, a Monaco corporation controlled by the Lolli-Ghetti family of which our co-founder, Chairman and Chief Executive Officer is a member, as is our Vice President, is responsible for the administration of the pool and the commercial management of the participating vessels, including marketing the pool, negotiating charters, including voyage charters, short duration time charters and COAs, conducting pool operations, including the distribution of pool cash earnings, and managing bunker (fuel oil) purchases, port charges and administrative services for the vessels. SCM, as operator of the Scorpio Group Pools, charges $300 a day for each vessel, whether owned by us or chartered-in, plus a 1.75% commission on the gross revenues per charter fixture. See “-Management of our Business” below.
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
Time Charters
Time charters give us a fixed and stable cash flow for a known period of time. Time charters also mitigate in part the volatility and seasonality of the spot market business, which is generally weaker in the second and third quarters of the year. We opportunistically employ vessels under time charter contracts. We may also enter into time charter contracts with profit sharing agreements, which enable us to benefit when the spot market rates increase.
Management of Our Business
On September 29, 2016, we agreed to amend our master agreement, or the Master Agreement, with SCM and SSM, and our administrative services agreement, or the Administrative Services Agreement, with Scorpio Services Holding Limited, or SSH, under a deed of amendment, or the Deed of Amendment. Pursuant to the terms of the Deed of Amendment, on December 9, 2016, we entered into definitive documentation to memorialize the agreed amendments to the Master Agreement, or the Amended and Restated Master Agreement. The Amended and Restated Master Agreement and the Administrative Services Agreement as amended by the Deed of Amendment, or the Amended Administrative Services Agreement, are effective as from September 29, 2016.
Pursuant to the Amended and Restated Master Agreement, effective beginning on the fifth day within any 20 trading day period that the closing price of our common shares on the NYSE is equal to or greater than $5.00, the commission payable for commercial management would be reinstated to 1.75% of all monies earned by a vessel from 1%. As of close of trading on the NYSE on November 18, 2016, the condition was met and the commission payable for commercial management was reinstated to 1.75% of all monies earned by a vessel, effective November 19, 2016.
Set forth below is a description of the other material terms of the Amended and Restated Master Agreement and the Amended Administrative Services Agreement. Please also see Note 13, Related Party Transactions, to the Consolidated Financial Statements included herein for additional information.
Commercial and Technical Management - Amended and Restated Master Agreement
Our vessels are commercially managed by SCM and technically managed by SSM pursuant to the Amended and Restated Master Agreement, which may be terminated by either party upon 24 months’ notice, unless terminated earlier in accordance with the provisions of the Amended and Restated Master Agreement. In the event of the sale of one or more vessels, a notice period of three months’ and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change of control, including a sale of substantially all vessels, in which case a payment equal to 24 months of management fees will apply. SCM and SSM are companies affiliated with us. The vessel we charter-in is also commercially managed by SCM. We expect that additional vessels that we may charter-in or acquire in the future, and the drybulk vessel that is expected to be delivered to us during the second quarter of 2017, will also be managed under the Amended and Restated Master Agreement or on substantially similar terms.
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
Amended Administrative Services Agreement
We have entered into an Amended Administrative Services Agreement with SSH for the provision of administrative staff, office space and accounting, legal compliance, financial and information technology services. SSH is a company affiliated with us. The services provided to us by SSH may be sub-contracted to other entities within the Scorpio Group. Pursuant to the Amended Administrative Services Agreement, we reimburse SSH for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above.
We also paid SSH a fee, payable in our common shares, for arranging vessel acquisitions, including newbuildings. The amount of common shares payable was determined by dividing $250,000 by the market value of our common shares based on the volume weighted average price of our common shares over the 30 trading day period immediately preceding the contract date of a definitive agreement to acquire any vessel. As of the date of this annual report, we issued an aggregate of 178,580 common shares to SSH in connection with the deliveries of our newbuilding vessels, and expect to issue an additional 2,136 common shares to SSH upon the delivery of the remaining drybulk vessel under construction. In November 2014, SSH agreed to waive its fee on vessel acquisitions contracted after November 20, 2014, for so long as the closing price of our common shares remained below a specified threshold. Effective September 29, 2016, this fee was eliminated on all future acquisitions.
SSH has agreed not to own any drybulk carriers greater than 30,000 dwt for so long as the Amended Administrative Services Agreement is in full force and effect. This agreement may be terminated by SSH after the third anniversary of our initial public offering upon 12 months’ prior written notice or by us with 24 months’ notice.
Recent and Other Developments
Fleet Updates
During the period from January 1, 2017 through February 28, 2017, we took delivery of the following newbuilding vessels:

•	SBI Samson, an Ultramax vessel, was delivered from Chengxi Shipyard Co. Ltd.

•	SBI Parapara, a Kamsarmax vessel, was delivered from Hudong-Zhonghua (Group) Co., Ltd.

•	SBI Swing, a Kamsarmax vessel, was delivered from Hudong-Zhonghua (Group) Co., Ltd.

•	SBI Phoenix, an Ultramax vessel, was delivered from Chengxi Shipyard Co. Ltd.

•	SBI Mazurka, a Kamsarmax vessel, was delivered from Hudong-Zhonghua (Group) Co., Ltd.

As of December 31, 2016, we had a profit and loss sharing agreement in place for a Panamax vessel that we previously chartered in, pursuant to which we have agreed to split all of the vessel’s profits and losses for a two-year period.
Credit Facility Amendments
During the fourth quarter of 2016, we agreed with our lenders to amend the interest coverage ratio requirement in each of the applicable credit facilities, as such term is defined in each such credit facility, such that the interest coverage ratio will be waived until the first quarter of 2019, at which point we will be required to maintain an interest coverage ratio of at least 1.00 to 1.00 (calculated on a year to date basis) for the quarters ending March 31, 2019 and June 30, 2019, 2.50 to 1.00 for the quarter ending September 30, 2019 (calculated on a year-to-date basis) and 2.50 to 1.00 for each quarter thereafter (calculated on a trailing four quarter basis).
During the fourth quarter of 2016, we also agreed with the lenders under certain of our credit facilities to amend the covenants thereunder related to the "leverage ratio" and "consolidated net worth" to exclude from such calculations $100.0 million of historical non-operating losses (which is in addition to other exclusions that our lenders previously agreed to, for certain non-

operating items, including impairments). Certain of our lenders have agreed to amend the above-mentioned definitions in the second quarter of 2016 to exclude all historical incurred losses/write downs on assets sold, all historical incurred losses on termination of shipbuilding contracts and certain future non-operating items including impairments.
Furthermore, during the fourth quarter of 2016, we agreed with certain of our lenders to add four, seven or eight quarterly installment payments, depending on the vessel, to the respective balloon payments in exchange for advance principal repayments. As a result of these agreements, we will not have to make the next eight, fourteen or sixteen scheduled quarterly installment payments, depending on the vessel.
Lastly, we agreed with the lender under our $39.6 Million Credit Facility to extend the maturity date from June 2019 to September 2020, subject to our satisfaction of certain conditions on or before June 2019, during the fourth quarter of 2016.
For additional information regarding our credit facilities and other debt arrangements, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities and Unsecured Notes.”
Our Customers
We believe that developing strong relationships with the end users of our services allow us to better satisfy their needs with appropriate and capable vessels. All of our vessels are employed in Scorpio Group Pools, which are spot market-oriented commercial pools managed by our commercial manager, SCM. A prospective charterer’s financial condition, creditworthiness, and reliability track record are important factors in negotiating our vessels’ employment, which SCM evaluates on our behalf. We earned 40% and 60% of our revenue (including commissions from SCM) from the Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool, respectively, during the year ended December 31, 2016, 41%, 43%, and 8% of our revenue (including commissions from SCM) from the Scorpio Kamsarmax Pool, the Scorpio Ultramax Pool and the Scorpio Capesize Pool, respectively, during the year ended December 31, 2015, and 71% and 21% of our revenue (including commissions from SCM) from the Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool, respectively, during the year ended December 31, 2014.
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
Industry and Market Conditions
The Drybulk Shipping Industry
Except as otherwise indicated, the statistical information and industry and market data contained in this section is based on or derived from statistical information and industry and market data collated and prepared by SSY Consultancy & Research Ltd, or SSY. The data is based on SSY's review of such statistical information and market data available at the time (including internal surveys and sources, independent financial information, independent external industry publications, reports or other publicly available information). Due to the incomplete nature of the statistical information and market data available, SSY has had to make some estimates where necessary when preparing the data. The data is subject to change and may differ from similar assessments obtained from other analysts of shipping markets. Whilst reasonable care has been taken in the preparation of the data, SSY has not undertaken any independent verification of the information and market data obtained from published sources.
Industry Overview

Drybulk shipping mainly comprises the shipment of minerals, such as iron ore and coal, other industrial raw materials and various agricultural products. Of these, the major cargoes are iron ore, coal and grain. The remaining minor bulk cargoes include steel products, bauxite/alumina, nickel ore, cement, petroleum coke, forest products, fertilizers and non-grain agricultural products, such as sugar.

Charterers in the drybulk shipping industry range from cargo owners (such as mining companies and grain houses) to end-users (such as steel producers and power utilities) and also include a number of different trading companies and ship operators.

Total international seaborne drybulk trade is provisionally estimated to have reached a new annual record of approximately 4.3 billion tonnes in 2016. This represents an increase of an estimated 2.6% from the 2015 level and an estimated 21.4% from the 2011 level. With the exception of 2009 when the global economy was in recession, seaborne drybulk trade has recorded positive annual growth in every year since 1998. While the 2016 trade estimates will be subject to revision, as final trade statistics become available, estimates outlined in the table below indicate that last year’s increase in total seaborne trade was unevenly distributed between the various cargo types and below the compound annual average growth rate, or CAGR, for the period from 2011 to 2016.
World Seaborne Drybulk Trade
(million tonnes)

Cargo/Year	2011	2012	2013	2014	2015	2016	2011-16% Growth	CAGR
Major Bulks	2,468	2,610	2,824	2,996	2,990	3,076	25%	5%
Iron Ore	1,107	1,138	1,256	1,391	1,414	1,484	34%	6%
Coal	1,023	1,119	1,199	1,182	1,126	1,118	9%	2%
Grains	338	353	369	423	450	475	41%	7%
Minor Bulks	1,078	1,119	1,179	1,192	1,204	1,228	14%	2%
Total	3,546	3,729	4,001	4,188	4,194	4,304	21%	4%
Totals may not add due to rounding
Cargo Types
Iron ore: The key raw material for steelmaking, iron ore trade surged on the back of unprecedented Chinese import demand to be the single largest seaborne drybulk cargo, with annual volumes expanding more than three-fold since 2000 to an estimated 1,484 million tonnes, or Mt, in 2016. Last year saw the sequence of annual increases extended to 15 years with volumes up by an estimated 4.9% from 2015 and 34.0% from 2011. This was much faster than the corresponding growth in world steel production, which rose by less than 1% in 2016 and by approximately 5.9% between 2011 and 2016. In addition to China which, as described elsewhere in this section, has become the dominant importer accounting for over two-thirds of seaborne imports in 2016, the main import markets for iron ore are Japan, Western Europe and South Korea. Exports are dominated by Australia and Brazil, which together account for over 80% of the seaborne market with a large majority of their cargoes carried by Capesize vessels given the favorable unit economies. This market share has increased from 71% in 2011, mainly due to the introduction of additional Australian export capacity, with both countries recording new annual export records in 2016. Other iron ore exporters include Canada, India, South Africa and West Africa.

Coal: At an estimated 1,118 million tonnes in 2016, global seaborne coal trade declined by an estimated 0.8% from its 2015 level and represented a third consecutive year of decline. This contrasted with a CAGR of 2% for the entire five-year period from 2011 to 2016. Coal trade is comprised of two main categories: (1) steam coal (which is chiefly used for electricity generation, but also by industrial users, such as the cement industry) and (2) coking coal (a key input for blast furnace steelmaking). Both categories have experienced lower trade volumes since 2013, but in 2016 coking coal trade is estimated to have increased marginally.

Although the import market for coal was historically dominated by import demand from Japan and Western Europe, the last decade has seen China and India emerge as key importers of both categories of coal. The leading exporter of coking coal is Australia, followed by the United States and Canada. Indonesia is the largest exporter of steam coal, ahead of Australia, the former Soviet Union, Colombia, South Africa and the United States.

Between 2005 and 2013, China transformed from a major steam coal exporting nation to the single largest importer, representing the strength of the country’s domestic demand for power generation. In 2014, however, China recorded its first annual decline in steam coal imports since 2008, against the background of an oversupplied domestic coal market and government intervention to restrict imports. The rate of decline quickened in 2015, reducing the country’s steam coal imports to a six-year low, but the downward trend was reversed in 2016 with both coking and steam coal imports increasing, mainly as a result of government-driven cuts in domestic coal production. India remained the single largest importer in 2016, even though its annual volumes experienced a second consecutive year of net decline which, in direct contrast to China, was mainly due to rising domestic coal production. Japan, South Korea and Taiwan, together with Western Europe, remain major import markets, while South East Asia and Latin America have grown in importance as coal import generators. Although investments in new port facilities enabled the participation of Capesize vessels in the Asia-led coal trade growth during the period from 2010 to 2013, it has chiefly benefitted demand for Panamax and Handymax vessels.

Grains: Seaborne grain trade is comprised of wheat, coarse grains (corn, barley, oats, rye and sorghum) and soybeans/meal, which together totaled an estimated new record of 475 Mt in 2016, according to preliminary trade data. This was up by an estimated 5.4% from 2015 and compares with a CAGR of 7.1% for the period from 2011 to 2016. In addition, the grain trades remain an important source of freight market volatility due to both the seasonality of export flows and year-on-year variations in crop surpluses and deficits.

Soy is the largest of the three main categories of grain trade with Brazil, the United States and Argentina as the leading export countries. The principal markets are in Europe and Far East Asia with China being the world’s single largest soybean importer. Shipments are dominated by Panamax and Handymax vessels. Wheat and coarse grains are also primarily carried by mid-size vessels with the United States, Canada, Russia, Ukraine, Argentina, Brazil, Australia and the European Union as the main exporting regions. In addition to Far East Asia and Europe, the Middle East, Africa and Latin America are all significant import markets.

Minor Bulks: A diversity of cargo types are covered under this heading with different sets of demand drivers. Nevertheless, together at approximately 1.2 billion tonnes per annum these trades represent a major source of employment for the smaller Handysize and Handymax vessels.

In recent years growth in aggregate minor bulk trade volumes has been hampered by (1) government restrictions on the export of key industrial ores in South East Asia and (2) moves by key importing regions to protect domestic steel markets against imports. The former was led by an Indonesian ban on the export of unprocessed mineral ores beginning in January 2014, which reduced the country’s combined exports of bauxite and nickel ore from 121 Mt in 2013 to zero in 2015 and 2016. Bauxite trade did benefit from a sharp increase in exports from Malaysia in 2015, but in early 2016 the Malaysian government announced a temporary suspension of domestic bauxite mining, which has since been extended. This turned the focus of importers in China (the world’s biggest bauxite market) to longer haul supplies, particularly from West Africa. Further interventions by South East Asian governments have followed in the early weeks of 2017; first, in January 2017, the Indonesian government announced reduced restrictions on bauxite and nickel ore exports, second it was subsequently announced in the Philippines that a number of the country’s nickel ore mines are to be closed or suspended.

Despite these constraints, total minor bulk trade is estimated to have achieved a new annual record in 2016. The estimated CAGR for minor bulk trade volumes for the period from 2011 to 2016 was 2%.
Demand for Drybulk Shipping
Drybulk trade is a function of levels of (a) economic activity, (b) the industrialization/urbanization of developing countries, (c) population growth (plus changes in dietary habits) and (d) regional shifts in cargo supply/demand balances, which can occur, for example, due to the development of new export/import capacity or depletion/development of mineral reserves. The distances shipped chiefly reflect regional commodity surpluses and deficits. Generally, the more concentrated the sources of cargo supply, the greater the average distance shipped.

Ship demand is determined by the overall volumes of cargo moved and the distance that these are shipped, or tonne-mile demand, as well as changes in vessel efficiency. These changes may be caused by such factors as (1) vessel speed (which will change in response to movements in fuel costs and freight market earnings); (2) port delays (which have been a common occurrence in the last 15 years as inland and port logistics in several key export areas struggled to meet surging global demand) and (3) laden to ballast ratios, or how much time vessels spend sailing empty on re-positioning voyages. Ballasting has also been on the increase over the last 10 to 15 years due to the widening imbalance in cargo flows between the Atlantic and Pacific Basins.

World seaborne drybulk trade followed a steady underlying upward trend during the 1980s and 1990s. CAGR in the major drybulk cargoes over this period was an estimated 2.5%, before accelerating sharply to 6.3% during the period from 2000 to 2009 and being sustained at an estimated 5.5% between 2010 and 2016.

The growth in drybulk trade volumes since 2000 has been primarily due to the rapid industrialization and urbanization of China. From approximately 130 Mt in 2000, Chinese drybulk imports have increased more than ten-fold, as illustrated in the chart below. Such an expansion was facilitated by investments in new mining and port facilities in key exporting areas around the world in response to Chinese-driven rises in commodity prices from 2004 to 2011.

The table below provides a more detailed comparison of China’s drybulk imports from 2011 to 2016 and shows that, following its first annual decline in 17 years in 2015, positive growth resumed in 2016 with annual data indicating an increase in aggregate volumes of approximately 111.0 Mt last year. Chinese imports of iron ore rose to a new annual record in 2016 and, after successive years of decline in 2014 and 2015, coal imports rose by more than 50 Mt in 2016. Total grain imports are estimated to have fallen by 9.0 Mt last year despite a new high for soybeans.

Iron ore has been the leading source of growth in Chinese drybulk imports over the last five years. The 338 Mt increase in iron ore imports between 2011 and 2016 reflects not only increases in domestic steel production (and, therefore, iron ore consumption) to meet the needs of an industrializing and urbanizing economy, as well as historically high exports of steel products, but also the substitution of higher-quality imported iron ore for lower-quality domestic supplies. Consequently, iron ore imports have grown more rapidly than Chinese steel production over the last five years and now account for a large majority of Chinese iron ore consumption.

Growth in China’s iron ore trades has mainly been to the benefit of Capesize vessels, hauling cargoes from West Australia and Brazil. Australia and Indonesia are the primary sources of Chinese coal imports, while in the grain trades increased Chinese demand for soybeans from Latin America and the United States has boosted tonne-mile demand for Panamax and Supramax vessels.

Indonesia was the dominant supplier of bauxite and nickel ore to China until January 2014’s export restrictions. With Chinese buyers struggling to find alternative supplies from elsewhere, the country’s annual nickel ore imports fell to an annual total of 31.9 Mt in 2016 from a peak of 71.2 Mt in 2013. By contrast, after declining from 71.6 Mt in 2013 to 36.5 Mt in 2014, China’s bauxite imports partially rebounded to 56.1 Mt in 2015 and 52.1 Mt in 2016. The 2016 level includes included record imports from the Atlantic, where Guinea and Brazil were the prominent sources of supply.

Chinese Drybulk Imports (Million Tonnes)

	2011	2015	2016	CAGR
Iron Ore	686.8	953.3	1,024.7	+8%
Coal*	222.2	204.2	255.7	+3%
Bauxite/Alumina	47.1	60.8	55.1	+3%
Grains	58.0	114.4	105.1	+13%
Other**	164.3	168.5	172.2	+1%
Total of above	1,178.4	1,501.2	1,612.8	+7%
* Includes lignite, which is excluded from SSY’s estimates for seaborne coal trade and categorized as a minor bulk.
** Includes mineral ores (such as nickel), pulp/wood chip/logs and petroleum coke.
Source: Chinese Customs

Outside of China, most of the additional growth in drybulk cargo import demand during the past five years has been generated by other Asian economies. For example, and despite setbacks in 2015 and 2016, Indian coal imports in 2016 were estimated to be more than 70 Mt higher than their corresponding level in 2011, reflecting the strength of demand from electricity generators and the cement and steel industries. Although India has added several Capesize coal import terminals in recent years, a majority of the coal cargoes arriving in the country are shipped by Supramax, Panamax and Kamsarmax vessels. More established Asian import markets, such as Japan and South Korea, have also contributed to the region’s import growth with their combined imports of coal and iron ore increasing by an estimated 30 Mt between 2011 and 2016.

In contrast, European mineral imports have staged only a partial recovery from their cyclical lows in 2009 and have remained below their 2007 totals, partly due to persistently slow economic growth in the Eurozone, but also policy driven changes in the region’s energy mix away from coal. Consequently, Far East Asia’s share of world seaborne major bulk imports is estimated to have climbed above 75% from approximately 60% in the middle of the last decade and 50% to 55% in 2000.

As a result, the fastest drybulk trade growth has been seen within the Pacific Basin, which has been supplemented by increases in front-haul trade from the Atlantic to the Pacific (chiefly iron ore on Capesize vessels and grains on Panamaxes and Supramaxes).

Seaborne Dry Bulk Trade
Minor Bulks
Grain
Coal
Iron Ore
Annual average growth 2000-2016 = 5.0%
Annual average growth 1990-1999 = 2.1%
Million tonnes
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

Chinese Dry Bulk Imports by Main Cargo Category
All Others
Grains
Total coal
Iron Ore
"Other" comprises steel products, bauxite/alumina, petcoke, pulp/woodchip, logs, fertilizers, ferrous scrap, nickel, copper, chrome and manganese ores
Source: Chinese Customs/SSY
million tonnes
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

Drybulk Global Fleet
The cargoes outlined above are predominantly carried by drybulk carriers of more than 10,000 dwt. Drybulk carriers are single-decked ships that transport dry cargoes in “bulk” form, that is loose within cargo holds, rather than in bags, crates or on pallets. As of the end of December 2016, the total fleet of 10,000+ dwt drybulk carriers numbered approximately 10,440 vessels of 783.2 million deadweight tonnes, or Mdwt.

This fleet is divided into four principal size segments: Handysize (10,000-39,999 dwt), Handymax (40,000-64,999 dwt), Panamax (65,000-99,999 dwt) and Capesize (100,000+dwt). Aside from size, the main distinction between drybulk vessel types is whether they are geared (that is, equipped with cranes for loading/discharge) or gearless. The main characteristics of these four vessel types are summarized below, while the table below summarizes the current structure of the fleet by age and size. It shows that in terms of deadweight capacity, the Capesize sector is the largest with 40.3% of the end-of-December 2016 total, followed by Panamaxes at 25.0%, Handymaxes at 23.5% and Handysizes at 11.2%.

Handysize (10,000-39,999dwt): These ships carry the widest range of cargoes of any drybulk size segment and are the most dependent on the minor bulks for employment. They are usually equipped with cargo-handling gear (cranes or derricks) and are widely used on routes to and from draft-restricted ports that (a) cannot receive larger ships and (b) often lack their own land-based cargo-handling equipment. Many such loading or discharge facilities are located in the developing nations. Due to the limited economies of scale that these vessels offer, compared to larger tonnage vessels, many of these ships are extensively employed on intra-regional, shorter-haul trades. Special designs of ship are associated with the carriage of such cargoes as steel products and logs, or open-hatch and log-fitted vessels; while some variants also exist in terms of cargo-handling equipment, such as grab-fitted tonnage possessing scoops that facilitate unloading of certain cargo types.

Handymax (40,000-64,999dwt): This segment of the drybulk carrier fleet contains three distinct sub-categories - the traditional Handymax size (40,000-49,999dwt), the Supramax size (50,000-59,999dwt) and the Ultramax size (60,000-64,999 dwt). There are some Ultramax newbuilding designs of above 65,000 dwt, but as these are much fewer in number than existing gearless vessels of 65-69.9 kdwt, they currently fall in SSY’s Panamax size range. Despite their increased size, these vessels retain a high degree of trading flexibility as their cargo gear enables them to load and/or discharge at ports with limited facilities. They are more widely deployed on longer-haul routes than are Handysizes (due to the greater scale economies that they offer). Whereas the traditional Handymax types have gained market share from the sub-40,000 dwt fleet of Handysizes over the past 20 years, the new generation of Supramax and Ultramax vessels are also competing for business on Panamax routes (such as grains from Latin America).

Panamax (65,000-99,999 dwt): The strict definition of a Panamax bulk carrier is a ship able to transit the Panama Canal fully laden. However, in recent years this definition has become blurred as (1) only a minority of the vessels in this size range pass through the Panama Canal in any 12-month period and (2) the opening of an additional trade lane with a new set of locks in mid-2016 expanded the Panama Canal’s dimensions to enable the transit of ships of maximum beam, or extreme vessel breadth, of 49 metres, maximum length overall, or LOA, of 366m and maximum draft of 15.2m tropical fresh water, or TFW. This compares with the pre-existing, and still operational, locks which can accommodate ships to a maximum of 32.3m beam, 294.1m LOA and 12m TFW draft. For these reasons our fleet definition stretches from 65,000 to 99,999 dwt, encompassing three main sub-types: traditional Panamaxes (70,000-79,999 dwt), Kamsarmaxes (82,000-83,000 dwt, which prior to the enlargement were the largest bulk carrier to transit the Panama Canal fully laden) and post-Panamaxes (85,000-99,999 dwt). The base load demand for these vessel types is provided by coal and grain cargoes, although they also participate in a number of other trades (including iron ore, bauxite and fertilizers). Only a small minority of vessels in this size range are equipped with cargo gear as most of the ports served have well developed cargo loading or discharge terminals.

Capesize (100,000+dwt): These ships are almost exclusively deployed in the iron ore and coal trades, which benefit most from their scale economies. There are three main sub-types: small Capes (100,000-119,999 dwt), standard Capes (160,000-209,999 dwt, which are mainly concentrated between 170,000 dwt and 180,000 dwt, but also include Newcastlemaxes of 200,000-209,999 dwt) and Very Large Ore Carriers (220,000 dwt and above).

Drybulk Carrier Fleet by Size/Age (Million Dwt):
As of December 31, 2016

Built/Dwt	10-39,999	40-64,999	65-99,999	100,000+	Total
Pre-1992	5.2	4.1	2.8	3.1	15.2
1992-96	5.1	7.7	7.0	18.7	38.5
1997-01	7.9	14.1	22.8	14.5	59.3
2002-06	8.3	22.5	27.7	35.1	93.7
2007-11	29.5	61.9	55.8	124.4	271.6
2012-16	32.1	73.4	79.8	119.6	304.9
Total Fleet	88.1	183.8	196.1	315.3	783.2
Average Age	10 Yrs	8 Yrs	8 Yrs	7 Yrs	8 Yrs
Totals may not add due to rounding

Ownership
Unlike other specialist areas of the world shipping fleet, ownership in the drybulk segment is highly fragmented, with SSY’s database showing approximately 2,000 different owners. The largest 50 owners account for approximately 34% of the fleet in terms of deadweight carrying capacity, but this includes a large number of Chinese-flagged vessels that will trade on domestic as well as international routes.

While such analysis will tend to understate levels of market concentration, due to the operation of vessel pools and chartered in fleets, the drybulk segment is sufficiently competitive to ensure that vessel spot market earnings are extremely responsive to fluctuations in the supply/demand balance globally and regionally.

Supply of Drybulk Shipping

The supply of drybulk carriers is fundamentally determined by the delivery of new vessels from the world’s shipbuilding industry and the removal of older vessels, mainly through demolition.

Newbuilding deliveries not only reflect the demand from ship owners for new tonnage, but also available shipyard capacity. Following a sharp upswing in demand for new vessels in all of the main sectors of the commercial shipping industry during the last decade, and an accompanying rise in shipbuilding prices to record levels in 2007 to 2008, there was a massive China-led expansion in world shipbuilding capacity. In the case of the drybulk sector, annual newbuilding deliveries surged from 24.4 Mdwt in 2008 (and an average of 19.1 Mdwt p.a. between 2000 and 2007, inclusive) to 44.3 Mdwt in 2009, 79.7 Mdwt in 2010 and a peak of 100.0 Mdwt in 2012.

The resulting impact on freight market balances and vessel earnings, as described elsewhere in this section, led to sharply-reduced levels of drybulk carrier ordering in 2011 and 2012, which led to a slower pace of newbuilding deliveries in 2013 at an estimated 61.6 Mdwt followed by a further slowdown to 47.7 Mdwt in 2014.

There was, however, a revival in drybulk carrier newbuilding investments during 2013, which continued into 2014 and reversed the downward trend in the newbuilding orderbook. These orders were focused on new, more fuel-efficient ship designs, for which shipyard descriptions offer significantly lower fuel consumption compared with existing vessels through a combination of new technology main engines and refinements of hull forms.

The rising costs of bunker fuels between 2004 and 2012 are illustrated in the chart below, which is based on the 52,454 dwt Supramax vessel specifications used by the Baltic Exchange (that is, 30 tonnes of 380cst fuel oil per day at 14.0 knots laden/14.5 knots ballast) and estimated bunker prices in Singapore. This shows an increase at sea, at full speed, from approximately $5,400 per day in 2004 to approximately $20,000 per day in 2012. Reflecting the general decline in world oil prices, there was a sharp reduction in bunker fuel costs between September 2014 and the first quarter of 2016. In the case of our Supramax example, the annual average fell from approximately $16,800/day in 2014 to approximately $7,000 per day in 2016. However, the subsequent rebound in global oil prices during 2016, and into the early weeks of 2017, lifted estimated Supramax bunkering costs to a monthly average of approximately $10,000/day in January 2017. SSY stresses that (1) there is a wide variance in individual vessel fuel consumptions, even within the same size segments, and (2) as described earlier in this section, vessels have been operating at slower speeds in order to lower their daily fuel consumption and costs.

Reflecting the increased ordering of more fuel-efficient vessels, there was a small net rise in drybulk carrier newbuilding deliveries in 2015 to 48.7 Mdwt, but the downward trend resumed in 2016 with the estimated annual newbuilding delivery total of 47.0 Mdwt the lowest since 2009.

Since 2014, there has been a general reduction in new drybulk carrier ordering, in response to the deterioration in freight market conditions, which is reflected in a sharply declining newbuilding orderbook.

The table below summarizes the confirmed drybulk carrier orderbook as of the end of December 2016, by vessel size and scheduled year of delivery. These delivery dates can be subject to delay with actual deliveries in recent years significantly lagging scheduled totals. For example, 2016 deliveries were an estimated 47% below the scheduled total as of January 1, 2016, which compared with a corresponding average rate of slippage from scheduled delivery dates in the previous five years of approximately 31.7%. At an estimated 77.1 Mdwt, the total tonnage on order as of the end of December 2016 represented approximately 9.8% of the existing fleet. This is the lowest end-year share since 2002 and compares with an estimated 15.7% as of the end of 2015 and year-end highs of 56.5% in 2007, 57.2% in 2009 and 67.3% in 2008, as illustrated in the chart below.
Drybulk Carrier Newbuilding Orderbook by Size Range (Million Dwt):

As of December 2016

Delivery	10-39,999	40-64,999	65-99,999	100,000+	Total
2017	5.3	14.6	12.9	20.6	53.4
2018	1.6	2.7	2.5	8.1	14.9
2019	0.5	0.6	0.3	7.1	8.4
2020+	0.1	0.1	0.1	0.1	0.4
Total	7.4	18.0	15.7	36.0	77.1
% of Fleet	8.4%	9.8%	8.0%	11.4%	9.8%
Totals may not add due to rounding

End Year Orderbook Development:
Million Dwt and as Percentage % of Existing Fleet
Orderbook
% Total Fleet
Million Dwt
Percentage of Total Fleet
300
250
200
150
100
50
0
80%
70%
60%
50%
40%
30%
20%
10%
0%
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

Baltic Exchange Type Supramax (52,454 dwt) Fuel Costs at Sea:
Full Speed Basis
24,000
20,000
16,000
12,000
8,000
4,000
0
$/Day
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
Jan-17

Typically drybulk carriers are scrapped between the ages of 25 and 30 years, but the removal of vessels of 20-24 years are common during periods of freight market weakness, and there have also been examples of scrapping of 15-19 year-old vessels (especially in the larger-sized vessels). In 2016, the average age of Handysize vessels scrapped was 29 years, for Handymax it was 23 years, for Panamax it was 21 years and for Capesize vessels it was 20 years. However, demolition is not simply a function of the fleet’s age profile. Several factors will influence an owner’s decision on whether to scrap older vessels, notably (1) actual and anticipated returns from the charter market, (2) the relative running costs of the vessel, (3) prospective expenditure at classification society surveys (which, as well as general costs of repair and maintenance can be impacted by new regulations, such as the International Maritime Organization’s convention on Ballast Water Management, which is currently due to enter force for existing vessels in September 2017) and (4) the second-hand re-sale value (that is, whether it provides a premium to scrap). For much of the period from 2000 to 2009, returns from the drybulk charter markets supported continued investment in vessel life extension, and scrapping volumes fell to minimal levels. This, however, ensured an accumulation of older tonnage in the fleet and, as a result, demolition proved extremely responsive to a deterioration in freight market conditions. For instance, deletions from the drybulk fleet rose from 3.6 Mdwt in 2008 to 14.7 Mdwt in 2009 and reached a new annual record of 35.4 Mdwt in 2012. Deletions subsequently dropped to 15.8 Mdwt in 2014, before 2015 brought a sharp rebound in drybulk carrier demolition activity with total annual deletions of 29.8 Mdwt. A similar 29.7 Mdwt was removed in 2016, according to our current estimates.

As the chart below illustrates, historically high levels of ship demolition contributed to a marked slowdown in the rate of drybulk carrier net fleet growth over the past two years with the estimated 2.3% rise in 2016, representing the lowest annual percentage increase since the 1990s. This compares with 2.5% in 2015, 4.5% in 2014 and an average of 11.3% p.a. over the five year period from 2009 to 2013.

Demolition has also contributed to the uneven development of drybulk carrier fleet supply over the past five years. In particular, the removal of elderly Handysize vessels, combined with the relatively modest newbuilding program in this sector compared with the other sizes, ensured that the 10,000-39,999 dwt Handysize fleet grew at an estimated CAGR of 1.2% between 2011 and 2016, compared with 6.1% for 40,000-64,999 dwt Handymaxes, 6.6% for 65,000-99,999 dwt Panamaxes and 4.9% for 100,000+ dwt Capes. As a result, the Handysize sector’s share of total dwt capacity fell from an estimated 13.6% as of the end of 2011 to 11.2% as of the end of 2016. By contrast, the same five-year period saw an increased share of the fleet accounted for by 65,000-99,999 dwt Panamaxes, rising from 23.3% to 25.0%, and 40,000-64,999 dwt Handymaxes, from 22.4% to 23.5%. The 100,000+ dwt Capesize sector recorded a modest net decline, from 40.7% to 40.3%.

Despite the increased levels of demolition in recent years, there remained approximately 15.3 Mdwt of ships aged 25 years or older in the drybulk carrier fleet as of the end of December 2016, with an additional 38.5 Mdwt aged 20 to 24 years and 59.3 Mdwt aged 15 to 20 years. The highest concentration of vessels 20+ years old was in the Handysize sector, accounting for 11.7% of dwt capacity in this size range as of the end of December 2016, compared with 6.5% of Handymaxes, 5.0% of Panamaxes and 6.9% of Capesizes.

Dry Bulk Carrier End Year Fleet by Size
Million Dwt
100,000+
65-99,999
40-64,999
10-39,999
Annual average growth 2001-05 = 4.4%
Annual average growth 2006-10 = 9.1%
Annual average growth 2011-16 = 6.6%
0
100
200
300
400
500
600
700
800
900
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

Charter Market & Freight Rates
The chartering of drybulk vessels can take several different forms, the most typical of which are summarized below.

(a)	Single voyage (“spot”) charter

This involves the hire of a vessel for just one stipulated voyage, carrying a designated quantity of a named commodity. For most such charters, an individual ship is specified that will carry out the voyage to be undertaken. The terms of the agreement between the charterer and vessel owner usually define the port (or ports) of cargo loading and discharge, the dates between which the cargo is to be loaded, and the cargo-handling terms. The vessel owner will receive from the charterer a mutually agreed-upon payment (normally quoted as a US$ per ton freight rate). In return, the ship owner pays all voyage expenses (such as the costs of fuel consumed on the voyage, plus port expenses), all operating costs (such as insurance and crewing of the vessel), and capital expenses (such as the servicing of any mortgage debt on the ship).

(b)	Contract of affreightment, or COA
Under a COA, the vessel owner and charterer agree to terms for the carriage of a designated volume of a given commodity on a specified route (or routes), with such shipments being carried out on a regular basis. The agreement does not normally identify an individual ship that will be used to fulfill its terms, but includes more general specifications on the vessels to be used (such as maximum age). Under the terms of a COA, freight is normally paid on a mutually agreed-upon US$ per ton basis, with the vessel owner then meeting all voyage, operating and capital costs incurred in the execution of such a charter.

(c)	Time charter
Under a time charter, the charterer takes the ship on hire for either (1) a trip between designated delivery and re-delivery positions or (2) for a designated period (for example, 12 months). The freight rate agreed upon between the ship owner and charterer is in terms of a daily hire rate (in US dollars), rather than as a US$ per ton figure. For longer term period charters, this may escalate at a rate mutually agreed upon between vessel owner and charterer. Under the terms of such charters, the vessel owner meets the ship’s operating and capital costs, with the charterer paying all variable voyage expenses (mainly fuel costs, plus port and canal dues). In addition, and unless otherwise stipulated in the charter agreement, the period charterer is able to trade the vessel to and from whichever loading and discharge ports that it may choose, carrying whichever cargoes they prefer.

(d)	Bareboat charter
Under a bareboat charter, the vessel owner effectively relinquishes control of its ship to the charterer (usually for a period of several years). The ship owner receives an agreed-upon level of remuneration (which may again escalate at a mutually agreed-upon rate) for the duration of the charter, and remains responsible for the vessel’s capital costs. In return, the charterer assumes total control of the vessel, thereby becoming responsible for operating the ship and meeting all costs of such operation (such as crewing, repairs and maintenance), as well as the direct voyage expenses incurred (such as fuel costs and port expenses) when it is trading.

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

From its all-time high of almost 12,000 points in May 2008, just prior to the global financial crisis, the BDI fell to below 700 points in December of the same year. After partial recovery in 2009, negative pressure on freight markets returned under the weight of sustained fleet supply growth. At 920 points in 2012, the BDI’s annual average was a 26-year low. The corresponding 2013 level was 1,206 points and included the highest quarterly average for two years in the fourth quarter of 2013 (1,854 points) against the background of sharply-reduced fleet supply growth and new peaks for drybulk trade.

Volatility remained a feature of drybulk spot markets in 2014 with the BDI ranging between 2,113 and 723 points, but its annual average of 1,105 points was below the corresponding 2013 level. Spot market weakness intensified in 2015, chiefly due to the sharp slowdown in drybulk trade growth, with the BDI’s annual average falling to 718 points. This was followed by new daily (290 points) and monthly (307 points) lows in February 2016, when weak global steel production, disruptions to cargo availability and lower bunker prices, together with negative seasonal factors, all contributed to the further weakening in the freight market. From these record lows, the BDI did rebound to 1,257 points during November and averaged 994 points in the fourth quarter of 2016, which was the highest quarterly average since the fourth quarter of 2014. However, this could not prevent 2016 from recording the BDI’s lowest annual average since its inception in 1985 at 673 points.

The first of the charts below traces developments in representative 12-month charter rates for the four main vessel sizes from January 2002 to the end of December 2016, encompassing the all-time highs in vessel earnings and the subsequent slump in rates. The second chart looks in more detail at developments since the beginning of 2010. It shows the Capesize-led rebound from mid-2013 to the first quarter of 2014 and subsequent slide to the depressed levels in the first quarter of 2016 before a partial revival during the second half of 2016. These assessments are based on existing modern (that is, under 10 years of age) vessels. Within these individual size ranges, period rates will vary according to such factors as vessel age, size, fuel consumption and yard of build.

Although both charts show the extent to which vessel earnings in the different size ranges move broadly in tandem, they also highlight that the sharpness of market rises and falls vary in degree. Those size groups that carry the narrowest range of cargoes, or those employed on the least number of routes, tend to experience the greatest variations in charter rates. Hence, in the drybulk shipping sector, earnings of Capesizes have been prone to fluctuate to a far greater degree than those of smaller vessels (with their greater trading versatility, assisted by the cargo gear on these vessel types).

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
Jul-16
Jan-17

Dry Bulk Carrier 12-Month Period Charter Rates
$/Day
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Panamax 74k dwt
Supramax 52k dwt
Handysize 30k dwt
Capesize 170kdwt
Jan-10
Apr-10
Jul-10
Oct-10
Jan-11
Apr-11
Jul-11
Oct-11
Jan-12
Apr-12
Jul-12
Oct-12
Jan-13
Apr-13
Jul-13
Oct-13
Jan-14
Apr-14
Jul-14
Oct-14
Jan-15
Apr-15
Jul-15
Oct-15
Jan-16
Apr-16
Jul-16
Oct-16
Jan-17

Asset Values
In addition to the global balance between the demand for new vessels and available shipbuilding capacity, newbuilding prices are also influenced by changes in vessel construction costs, due to such factors as movements in steel plate prices or exchange rates against the U.S. dollar in key shipbuilding nations (principally China, Japan and South Korea).

Panamax bulk carrier newbuilding prices in Japan peaked at $56 million in the third quarter of 2008 and subsequently fell to $29 million in the final quarter of 2012. By the end of 2013 Japanese prices had climbed to a 38-month high of $35 million, chiefly as the result of recovering newbuilding demand, and remained at similar levels through much of 2014. However, prices entered a downward trend in 2015 which continued into 2016 and, by the final quarter of last year, Japanese Panamax newbuilding prices reached their lowest level since 2003 at an estimated $23.5 million.

Second-hand values are primarily shaped by actual and anticipated earnings, newbuilding replacement costs (which are relevant for modern vessels) and residual scrap value (more relevant for older units). To an extent, prices are also influenced by the availability and cost of ship financing, as this will help to determine whether investors are able to realize their demand for new or second-hand vessels.

The charts below compare the development of representative newbuilding, five-year old and ten-year old second-hand prices for Handysize, Handymax, Panamax and Capesize vessels since 2002. Individual vessel prices vary according to such factors as specific size, age, cargo gear, yard of build and fuel consumption. Following the pattern of the charter markets, prices peaked between mid-2007 and mid-2008. Such was the shortage of shipbuilding capacity during that period, with a lengthening lead time between contracting and delivery, that demand for existing vessels with prompt delivery briefly created the unusual situation where second-hand vessels were priced at a premium to newbuildings.

Consequently, the percentage decline in second-hand prices between 2008 and 2012 was more severe than for newbuildings. Prices showed a firmer trend from the beginning of 2013 to March 2014, when five-year old values rose by an average of approximately 50%, led by a 60-70% increase in Capesize prices. The onset of generally weaker spot and period charter rates began to erode second-hand values during the latter months of 2014, and downward pressure intensified during 2015 and into 2016, sharply reducing prices. By the end of February 2016, Panamax five-year old prices of approximately $11.0 million were at their lowest since the 1980s. However, from these lows, second-hand prices have shown some improvement, with Panamax five-year old values reaching approximately $14.0 million at the end of 2016. There were larger percentage rises in Supramax and Handysize five-year old prices over the same 10-month period, while Capesize values are estimated to have shown a smaller percentage increase.

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
Oct-16
Jan-17

Handymax/Supramax Bulk Carrier Representative Asset Values
5-year old
10-year old
Newbuild Japan
US$ million
$80
$70
$60
$50
$40
$30
$20
$10
$0
Jan-02
Apr-02
Jul-02
Oct-02
Jan-03
Apr-03
Jul-03
Oct-03
Jan-04
Apr-04
Jul-04
Oct-04
Jan-05
Apr-05
Jul-05
Oct-05
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07
Apr-07
Jul-07
Oct-07
Jan-08
Apr-08
Jul-08
Oct-08
Jan-09
Apr-09
Jul-09
Oct-09
Jan-10
Apr-10
Jul-10
Oct-10
Jan-11
Apr-11
Jul-11
Oct-11
Jan-12
Apr-12
Jul-12
Oct-12
Jan-13
Apr-13
Jul-13
Oct-13
Jan-14
Apr-14
Jul-14
Oct-14
Jan-15
Apr-15
Jul-15
Oct-15
Jan-16
Apr-16
Jul-16
Oct-16
Jan-17

Panamax Bulk Carrier Representative Asset Values
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
Oct-16
Jan-17

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
Oct-16
Jan-17

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
A variety of government, quasi-governmental and private organizations subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard, or USCG, harbor master or equivalent), classification societies; flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the operation of one or more of our vessels being temporarily suspended.
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
International Maritime Organization
The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by ships, or the IMO, has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the related Protocol of 1978 and updated through various amendments (collectively, “MARPOL”). MARPOL entered into force on October 2, 1983. It has been adopted by over 150 nations, including many of the jurisdictions in which our vessels will operate.
MARPOL is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI relates to air emissions.
In 2012, the IMO’s Marine Environment Protection Committee, or MEPC, adopted by resolution amendments to the international code for the construction and equipment of ships carrying dangerous chemicals in bulk, or the IBC Code. The provisions of the IBC Code are mandatory under MARPOL and SOLAS. These amendments, which entered into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code. We may need to make certain financial expenditures to comply with these amendments.
In 2013 the MEPC adopted by resolution amendments to the MARPOL Annex I Condition Assessment Scheme, CAS. These amendments became effective on October 1, 2014 and pertain to revising references to the inspections of bulk carriers and tankers after the 2011 ESP Code, which enhances the programs of inspections, becomes mandatory. We may need to make certain financial expenditures to comply with these amendments.
Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective May 2005, Annex VI set limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits “deliberate emissions” of “ozone depleting substances,” defined to include certain halons and chlorofluorocarbons. “Deliberate emissions” are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship’s repair and maintenance. Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, PCBs) are also prohibited. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls of sulfur emissions known as “Emission Control Areas,” or ECAs (see below).
MEPC, adopted amendments to Annex VI on October 10, 2008, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. As of January 1, 2012, the amended Annex VI required that fuel oil contain no more than 3.50% sulfur (from the previous cap of 4.50%). On October 27, 2016, at its 70th session, MEPC 70, MEPC announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from the current 3.5% to 0.5% as of the beginning of 2020 rather than pushing the deadline back to 2025. By 2020 ships will now have to either reduce sulfur from emissions through the installation and use of emission scrubbers or buy fuel with lower sulfur content.  Consequently, complying with MEPC 70 could result in a significant capital expenditure or a significant increase in the cost of bunkers.  The Company is currently reviewing alternatives to comply with MEPC 70 when it enters into force.
Sulfur content standards are even stricter within certain ECAs. As of January 1, 2015, ships operating within an ECA may not use fuel with sulfur content in excess of 0.10%. Amended Annex VI established procedures for designating new ECAs. The Baltic and North Seas, certain coastal areas of North America and the United States Caribbean Sea are all within designated ECAs. Ocean-going vessels in these areas are subject to stringent emission controls, which may cause us to incur additional costs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, or the EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures, operational changes, or otherwise increase the costs of our operations. For example, the amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. At MEPC 70, MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxides, effective January 1, 2021. It is expected that these areas will be formally designated after the draft amendments are presented at MEPC’s next session.
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.This included the requirement that all new ships utilize the Energy Efficiency Design Index, or EEDI, and all ships develop and implement Ship Energy Management Plans, or SEEMPs.

We believe that all our vessels will be compliant in all material respects with these regulations. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.
Ballast Water Management
The IMO adopted the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. All ships will also have to carry a ballast water record book and an International Ballast Water Management Certificate. The BWM Convention enters into force 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. On September 8, 2016, this threshold was met (with 52 contracting parties making up 35.14%). Thus, the BWM Convention will enter into force on September 8, 2017. Many of the implementation dates in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period of installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems, or BWMS. For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels constructed before the entry into force date “existing vessels” and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force of the convention. At MEPC 70, MEPC adopted updated “guidelines for approval of ballast water managements systems (G8).” G8 updates previous guidelines concerning procedures to approve BWMS. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers and the costs of ballast water treatments may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such a requirement on our operations.
Safety Management System Requirements
The IMO has also adopted SOLAS and the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. Amendments to SOLAS relating to safe manning of vessels that were adopted in May 2012 entered in force on January 1, 2014. The Convention on Limitation of Liability for Maritime Claims, LLMC, was recently amended and the amendments went into effect on June 8, 2015. The amendments alter the limits of liability for loss of life or personal injury claims and property claims against ship owners. We believe that all our vessels will be in substantial compliance with SOLAS and LL Convention standards.
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
The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for implementing and enforcing a broad range of international maritime regulations with respect to all ships granted the right to fly its flag. The “Shipping Industry Flag State Performance Table” published annually by the International Chamber of Shipping evaluates and reports on flag states based on factors such as ratification, implementation, and enforcement of principal international maritime treaties and regulations, supervision of statutory ship surveys, and participation at IMO and ILO meetings. All of our vessels will be flagged in the Marshall Islands. Marshall Islands flagged vessels have historically received a good assessment in the shipping industry. We recognize the importance of a credible flag state and do not intend to use flags of convenience or flag states with poor performance indicators. Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. Each of our vessels will be ISM Code certified. However, there can be no assurance that such certificate will be maintained.
Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.
Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatory to such conventions. Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocol in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under this convention, and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the ship owner’s actual fault and under the 1992 Protocol where the spill is caused by the ship owner’s intentional or reckless act or omission where the ship owner knew pollution damage would probably result. The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.
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
The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. OPA applies to oil tankers (which are not operated by us), as well as non-tanker ships that carry fuel oil, or bunkers, to power such ships. CERCLA also applies to our operations.
Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:
•injury to, destruction or loss of, or loss of use of, natural resources and the costs of assessment thereof;

•injury to, or economic losses resulting from, the destruction of real and personal property;
•net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
•loss of subsistence use of natural resources that are injured, destroyed or lost;
•lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources;
•net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards.
OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective December 21, 2015, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,100 per gross ton or $939,800 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
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
OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We plan to comply with the USCG’s financial responsibility regulations by providing a certificate of responsibility evidencing sufficient self-insurance.
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
The USCG, regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. As of June 21, 2012, the USCG adopted revised ballast water management regulations that established standards for allowable concentrations of living organisms in ballast water discharged from ships in U.S. waters. The USCG must approve any technology before it is placed on a vessel, but has not yet approved the technology necessary for vessels to meet the foregoing standards.
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
Compliance with the EPA and the USCG regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters. While we believe that our vessels have been fitted with systems that will comply with the standards, those systems may not be approved. If they are not approved it could have an adverse material impact on our business, financial condition, and results of operations depending on the available ballast water treatment systems and the extent to which existing vessels must be modified to accommodate such systems. In addition, certain states have enacted more stringent discharge standards as conditions to their required certification of the VGP. It presently remains unclear how the ballast water requirements set forth by the EPA, the USCG, and IMO BWM Convention, some of which are in effect and some which are pending, will co-exist.
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
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The 2015 United Nations Convention on Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016. The Paris Agreement does not directly limit greenhouse gas emissions from ships. As of January 1, 2013, ships were required to comply with new MEPC mandatory requirements to address greenhouse gas emissions from ships (as discussed above). For 2020, the EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period, from 2013 to 2020. In April 2015, a regulation was adopted requiring that large ships (over 5,000 gross tons) calling at EU ports from January 2018 collect and publish data on carbon dioxide emissions and other information.
In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety, has adopted regulations to limit greenhouse gas emissions from certain mobile sources and has proposed regulations to limit greenhouse gas emissions from large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, the EPA has received petitions from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels. Furthermore, in the United States individual states can also enact environmental regulations.  For example, California has introduced caps for greenhouse gas emission and, in the end of 2016, signaled it might take additional actions regarding climate change.
Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or more intense weather events.
International Labour Organization
The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006, or MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 came into force on August 20, 2013. Amendments to MLC were adopted in 2014 and 2016. We are in compliance with MLC 2006.
Vessel Security Regulations
Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the MTSA came into effect. To implement certain portions of the MTSA, in July 2003, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.
Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter XI-2 became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facility Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel’s flag state. The following are among the various requirements, some of which are found in SOLAS:

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
The USCG regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Our managers intend to implement the various security measures addressed by MTSA, SOLAS and the ISPS Code, and we intend that our fleet will comply with applicable security requirements.
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
Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies, or the IACS. In 2012, the IACS issued draft harmonized Common Structural Rules, that align with the IMO goals standards, and were adopted in winter 2013. All our vessels will be certified as being “in class” by the American Bureau of Shipping, or ABS, and Det Norske Veritas, or DNV, major classification societies. All new and secondhand vessels that we acquire must be certified prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.
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
We do not own any material real property. We lease office space in Monaco and in New York, New York. Our only material assets consist of our vessels (including our contract for the construction of a new vessel) which are owned through our separate wholly owned subsidiaries.
For a description of our fleet, see “Item 4. Information on the Company—A. History and Development of the Company” and “Item 4. Information on the Company—B. Business Overview—Our Fleet.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS
None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results
The following presentation of management’s discussion and analysis of results of operations and financial condition should be read in conjunction with our consolidated financial statements, accompanying notes thereto and other financial information appearing in “Item 18. Financial Statements.” You should also carefully read the following discussion with the sections of this annual report entitled “Item 3. Key Information- D. Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” Our consolidated financial statements as of December 31, 2016, 2015 and 2014 have been prepared in accordance with U.S. GAAP. Our consolidated financial statements are presented in U.S. dollars ($) unless otherwise indicated. Any amounts converted from another non-U.S. currency to U.S. dollars in this annual report are at the rate applicable at the relevant date, or the average rate during the applicable period.
We generate revenues by charging customers for the transportation of their drybulk cargoes using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:

•
Commercial Pools, whereby we participate with other shipowners to operate a large number of vessels as an integrated transportation system, which offers customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools negotiate charters primarily in the spot market but may also arrange time charter agreements. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs (described below), thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market.

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
Technical management fees are paid to SSM, which is controlled by the Lolli-Ghetti family. Pursuant to our Amended and Restated Master Agreement, SSM provides us with technical services, and we provide them with the ability to subcontract technical management of our vessels with our approval.
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

Reconciliations of adjusted net loss and related per share amounts as determined in accordance with U.S. GAAP for the years ended December 31, 2016, 2015 and 2014 are provided below (dollars in thousands, except per share data).

	For the years ended December 31,
	2016		2015		2014
	Amount	Per share	Amount	Per share	Amount	Per share
Net loss	$(124,835)	$(2.22)	$(510,789)	$(23.86)	$(116,565)	$(10.17)
Adjustments:
Loss / write down on assets held for sale	12,433	0.22	422,937	19.75	55,487	4.84
Write down of deferred financing cost	2,456	0.04	16,085	0.75	—	—
Charterhire contract termination	10,000	0.18	—	—	—	—
Total adjustments	24,889	0.44	439,022	20.50	55,487	4.84
Adjusted net loss	$(99,946)	$(1.78)	$(71,767)	$(3.36)	$(61,078)	$(5.33)
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
Overview
Our results for the year ended December 31, 2016 reflect the weakness in the drybulk market experienced since the start of 2014 and the actions we have taken to enhance our liquidity position and balance sheet. The BDI continued to exhibit volatility in 2016, ranging 290 (the lowest level it has ever reached) to 1,257. Because our vessels were primarily chartered at rates tied to the spot market our revenues were adversely impacted.
For the year ended December 31, 2016, we had a net loss $124.8 million, or $2.22 loss per diluted share. Our adjusted net loss for the same period was $99.9 million, or $1.78 loss per diluted share. The adjusted net loss excluded a loss/write off of vessels and assets held for sale of $12.4 million, the related write off of deferred financing costs on credit facilities that will no longer be used of $2.5 million as a result of the classifying these assets as held for sale and a charterhire contract termination fee of $10.0 million. These adjustments total a $0.44 loss per diluted share (see Non-GAAP Financial Measures).
For comparison, for the year ended December 31, 2015, we had a net loss of $510.8 million, or $23.86 loss per diluted share. Our adjusted net loss for the same period was $71.8 million, or $3.36 adjusted loss per diluted share. The adjusted net loss excluded a write down on assets held for sale of $422.9 million and the related write off of deferred financing costs on credit facilities that will no longer be used of $16.1 million, or $20.50 loss per share (see Non-GAAP Financial Measures).
During the year ended December 31, 2016, we took delivery of 17 newbuilding vessels. As of December 31, 2016, we had 42 owned vessels in operation and six vessels under construction that were scheduled to be delivered to us in 2017 (of which five vessels have since been delivered to us).

Results for the Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

	Year Ended December 31, 2016					Year Ended December 31, 2015
	Capesize	Kamsarmax	Ultramax	Corporate	Total	Capesize	Kamsarmax	Ultramax	Corporate	Total
TCE Revenue:
Vessel revenue	$—	$31,685	$46,717	$—	$78,402	$9,038	$26,712	$26,771	$—	$62,521
Voyage expenses	—	(81)	36	—	(45)	280	331	176	—	787
TCE Revenue	$—	$31,766	$46,681	$—	$78,447	$8,758	$26,381	$26,595	$—	$61,734
Operating expenses:
Vessel operating costs	—	27,083	41,749	—	68,832	5,089	9,986	14,297	—	29,372
Charterhire expense	—	12,323	5,033		17,356	—	29,509	21,880	—	51,389
Charterhire termination	—	2,500	7,500	—	10,000					—
Vessel depreciation	—	14,522	22,040	—	36,562	3,623	4,536	6,104	—	14,263
General and administrative expense	380	1,718	2,725	29,172	33,995	275	498	713	33,896	35,382
Loss / write down on assets held for sale	1,006	11,557	(130)	—	12,433	408,318	8,997	5,622	—	422,937
Total operating expenses	$1,386	$69,703	$78,917	$29,172	$179,178	$417,305	$53,526	$48,616	$33,896	$553,343
Operating loss	$(1,386)	$(37,937)	$(32,236)	$(29,172)	$(100,731)	$(408,547)	$(27,145)	$(22,021)	$(33,896)	$(491,609)
Other expense (income):
Interest income	—	—	—	(933)	(933)	—	—	(4)	(352)	(356)
Foreign exchange gain (loss)	—	—	—	116	116	4	10	27	(29)	12
Financial expense, net	—	—	—	24,921	24,921	—	—	—	19,524	19,524
Total other expense	—	—	—	24,104	24,104	4	10	23	19,143	19,180
Net loss	$(1,386)	$(37,937)	$(32,236)	$(53,276)	$(124,835)	$(408,551)	$(27,155)	$(22,044)	$(53,039)	$(510,789)
Vessel revenue increased significantly to $78.4 million in 2016 from $62.5 million in 2015 due to the increase in revenue days associated with the growth of our fleet.
TCE revenue (see Non-GAAP Financial Measures) was $78.4 million for 2016 and was associated with a day-weighted average of 36 vessels owned and three vessels time chartered-in, compared to $61.7 million for the prior year, which was associated with a day-weighted average of 16 vessels owned and 12 vessels time chartered-in. TCE revenue per day was $5,789 and $7,173 for 2016 and 2015, respectively. The decrease in TCE revenue per day was due to the depressed market in which we operated for most of the year. Overall TCE revenues increased versus the prior year despite the lower rates due to the increase in revenue days associated with the growth of our fleet.
Vessel operating costs were $68.8 million, including approximately $2.8 million of takeover costs associated with new deliveries and $2.2 million of other non-operating expenses and related to 36 vessels owned, on average during the period. Takeover costs will no longer be incurred after the delivery of the final vessel under construction, which is expected to occur in the second quarter of 2017. Vessel operating costs for the prior year were $29.4 million and related to 16 vessels owned, on average during the period. Daily operating costs excluding takeover and other non-operating expenses for 2016 were $5,129.

Charterhire expense decreased to $17.4 million in 2016 from $51.4 million in the prior year reflecting the reduction in the number of vessels time chartered-in. During 2016, we recorded a $10.0 million charge to terminate four time charter-in contracts. Terminating these contracts reduced our cash outflow and had a positive impact on our future operating results as the contracts were at above current market rates. As of December 31, 2016, we had two remaining time chartered-in vessels. Of these two time chartered-in vessels, one was redelivered in the first quarter of 2017, and the other is expected to be redelivered during the third quarter of 2017.
Depreciation increased to $36.6 million in 2016 from $14.3 million in the prior year reflecting the increase in our weighted average vessels owned to 36 from 16.
General and administrative expense was $34.0 million for 2016 and $35.4 for 2015 and included $18.6 million and $24.6 million of restricted stock amortization, respectively. Such amounts were generally not attributable to our operating segments and were therefore considered corporate. The decrease in restricted stock amortization was due to prior year grants, with higher fair values than current grants, vesting and being fully expensed as well as the reversal of expense related to canceled awards. This decrease was offset by an increase in commercial management fees, reflecting the growth of our fleet.
During 2016, we recorded a loss/write off of vessels and assets held for sale of $12.4 million, of which $11.6 million related to the cancellation of a shipbuilding contract for a Kamsarmax bulk carrier and $0.8 million in additional expenses related to vessels held for sale at December 31, 2015, including accrual adjustments and other cost true ups. The loss recorded in the prior year was associated with writing down 24 vessels and construction contracts that were sold or classified as held for sale during 2015, as well as incremental write-downs of certain construction contracts that were classified as held for sale at December 31, 2014.
During 2016 and 2015, we wrote off $2.5 million and $16.1 million, respectively, of deferred financing costs accumulated on credit facilities for which the commitments were reduced pursuant to the removal from the facilities of certain vessels that have been sold or classified as held for sale or for which the construction contract was cancelled. In addition, during 2016, the Company agreed to reduce the aggregate available loan amounts by $45.2 million resulting in the write off of approximately $1.3 million of deferred financing costs.
Please see Note 14, Segments, to the consolidated financial statements included herein for more information on our segment results.

Results for the Year Ended December 31, 2015 Compared to the Year Ended 12/31/2014

	Year Ended December 31, 2015					Year ended December 31, 2014
	Capesize	Kamsarmax	Ultramax	Corporate	Total	Capesize	Kamsarmax	Ultramax	Corporate	Total
TCE Revenue:
Vessel revenue	$9,038	$26,712	$26,771	$—	$62,521	$—	$38,770	$10,217	$—	$48,987
Voyage expenses	280	331	176	—	787	—	3,653	74	—	3,727
TCE Revenue	$8,758	$26,381	$26,595	$—	$61,734	$—	$35,117	$10,143	$—	$45,260
Operating expenses:
Vessel operating costs	5,089	9,986	14,297	—	29,372	—	1,600	—	—	1,600
Charterhire expense	—	29,509	21,880	—	51,389	—	57,909	15,305	—	73,214
Vessel depreciation	3,623	4,536	6,104	—	14,263	—	686	—	—	686
General and administrative expense	275	498	713	33,896	35,382	39	103	26	31,593	31,761
Loss / write down on assets held for sale	408,318	8,997	5,622	—	422,937	52,553	2,934	—	—	55,487
Total operating expenses	$417,305	$53,526	$48,616	$33,896	$553,343	$52,592	$63,232	$15,331	$31,593	$162,748
Operating loss	$(408,547)	$(27,145)	$(22,021)	$(33,896)	$(491,609)	$(52,592)	$(28,115)	$(5,188)	$(31,593)	$(117,488)
Other expense (income):
Interest income	—	—	(4)	(352)	(356)	—	—	—	(1,052)	(1,052)
Foreign exchange loss (gain)	4	10	27	(29)	12	—	—	—	(43)	(43)
Financial expense, net	—	—	—	19,524	19,524	—	—	—	172	172
Total other expense (income)	4	10	23	19,143	19,180	—	—	—	(923)	(923)
Net loss	$(408,551)	$(27,155)	$(22,044)	$(53,039)	$(510,789)	$(52,592)	$(28,115)	$(5,188)	$(30,670)	$(116,565)
Vessel revenue increased significantly to $62.5 million in 2015 from $49.0 million in 2014 despite a decrease in rates due to the increase in revenue days associated with the growth of our fleet.
TCE revenue (see Non-GAAP Financial Measures) was $61.7 million for 2015, associated with 20 time chartered-in vessels and 30 owned vessels, compared to TCE revenue of $45.3 million during 2014, associated with 24 time chartered-in vessels and two owned vessels. TCE revenue per day was $7,173 and $7,931 for the years ended December 31, 2015 and 2014, respectively. While our newly built fuel-efficient fleet consistently outperformed the market as compared to the BDI, the decrease in TCE revenue per day was due to the weakness in the drybulk market across all vessel classes, as reflected by the BDI which hit then record lows in 2015. The increase in TCE revenue during 2015 compared to the prior year was attributable to the increase in the number of revenue days associated with the increase in vessels.
Voyage expenses for 2015 were $0.8 million, compared to $3.7 million for 2014. The costs incurred in 2015 are primarily comprised of brokerage commissions on vessels we time charter-out and miscellaneous costs that we are unable to recoup under time charter and pool arrangements. Voyage expenses in 2014 relate primarily to voyage charters for certain vessels we time chartered-in prior to their joining the Scorpio Group Pools.

Vessel operating costs for 2015 were $29.4 million related to 30 owned vessels. Vessel operating costs for the year ended 2014 were $1.6 million related to two owned vessels. Vessel operating costs include expenses incurred upon the delivery of a vessel (takeover costs), which include the crew’s travel costs to the shipyard and training.
Charterhire expense was $51.4 million and $73.2 million for 2015 and 2014, respectively. This decrease was due to fewer vessels chartered-in during 2015 compared to the prior year.
Depreciation for 2015 was $14.3 million related to 30 owned vessels. Depreciation for 2014 was $0.7 million related to two owned vessels.
General and administrative expense was $35.4 million and $31.8 million for 2015 and 2014, respectively. Such amounts were primarily not attributable to our operating segments and were therefore considered corporate. These included $24.6 million and $23.9 million of noncash restricted stock amortization in 2015 and 2014, respectively, with the balance primarily related to payroll, directors’ fees, professional fees and insurance in both periods.
During 2015, we recorded a loss of $422.9 million associated with writing down 24 vessels and construction contracts that we sold or classified as held for sale during 2015, as well as incremental write downs of certain construction contracts for vessels that were classified as held for sale at December 31, 2014. During 2014 we recorded a loss of $55.5 million associated with writing down seven construction contracts for vessels that were classified as held for sale at December 31, 2014.
In addition, during 2015, we recorded financial expense, net of $19.5 million, which consisted primarily of a $16.1 million loss associated with writing off a portion of deferred financing costs accumulated on five credit facilities for which the commitments were reduced pursuant to the removal from the facility of certain vessels that have been classified as held for sale. In addition, during 2015, we recorded interest expense of $1.0 million. During 2014, we incurred no write offs and all of our interest expense was capitalized.
Please see Note 14, Segments, to the consolidated financial statements included herein for more information on our segment results.
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
Vessels and depreciation
We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel including capitalized interest and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis to their residual value over their estimated useful lives of 25 years from date the vessel is ready for its first voyage. The estimated useful life of 25 years is management’s best estimate and is also consistent with industry practice for similar vessels. The residual value is estimated as the lightweight tonnage of each vessel multiplied by an estimated scrap value per ton. The scrap value per ton is estimated taking into consideration the historical four years average scrap market rates at the balance sheet date.
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
Pursuant to our bank credit facilities, prior to drawdown of loans under the credit facilities we submit to the lenders valuations of the vessels collateralizing the relevant facility. Thereafter, we will regularly submit to the lenders valuations of our vessels on an individual charter free basis in order to evidence our compliance with the collateral maintenance covenants under our bank credit facilities.  Such a valuation is not necessarily the same as the amount any vessel may bring upon sale, which may be more or less, and should not be relied upon as such.  We have received valuations on each vessel in our fleet as of December 31, 2016. If we were to apply those valuations to the carrying value of our vessels as of December 31, 2016, that carrying value would exceed their fair values by an aggregate of $410.4 million, ranging from $5.3 million per vessel to $11.8 million per vessel. The fair values of our vessels can fluctuate depending on the shipyards and the dates of delivery. These assumptions have not been taken into account in the amounts disclosed above.
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
Our vessels are assessed annually for impairment in the fourth quarter and whenever events or changes in circumstances indicate the carrying amount of our vessels and vessels under construction may not be recoverable. In developing its estimates of undiscounted cash flows, we make assumptions and estimates about vessels’ future performance, with the most significant assumptions relating to (i) charter rates on expiry of existing charters, which are based on the current fixing applicable to five-year time charter rates and thereafter, a reversion to the ten-year historical average for each category of vessel, (ii) off-hire days, which are based on actual off-hire statistics for our fleet, (iii) operating costs, based on current levels escalated over time based on long term trends, (iv) dry docking frequency, duration and cost, (v) estimated useful life which is assessed as a total of 25 years and (vi) estimated scrap values. Specifically, we utilize the rates currently in effect for the duration of their current time charters, without assuming any profit sharing.  For periods of time where our vessels are not fixed on time charters, we utilize an estimated daily TCE for our vessels’ unfixed days using the five year time charter average in effect as of December 31, 2016 for the next five years and the ten year historical average for the remainder of the vessels’ useful lives, which is common practice for the industry.  Actual equivalent drybulk shipping rates are currently significantly lower than the estimated rate. We further assume a utilization rate of 95% for our vessels and do not apply any inflation to the estimated rates used. We apply a 1% inflation rate to vessel operating costs.
During our fourth quarter 2016 assessment, we determined that the future income streams expected to be generated by our vessels, including vessels under construction which are carried at balances that approximate their fair values, over their remaining operating lives on an undiscounted basis would be sufficient to recover their carrying values and, accordingly, it confirmed that our vessels were not impaired under U.S. GAAP.  Our estimated future undiscounted cash flows exceeded each of our vessels’ carrying values, as well as the expected carrying values of vessels under construction upon their delivery to us by the shipyards, by a considerable margin (approximately 150% - 192% of carrying value).  As of December 31, 2016, we owned 42 vessels with an average remaining useful life of 23.9 years.
Our vessels remain fully utilized and have a long average remaining useful life in which to generate sufficient cash flows on an undiscounted basis to recover their carrying values as of December 31, 2016.
During our fourth quarter 2015 assessment, we determined that the future income streams expected to be generated by our vessels, including vessels under construction and excluding assets held for sale which are carried at balances that approximate their fair values, over their remaining operating lives on an undiscounted basis would be sufficient to recover their carrying values and, accordingly, it confirmed that our vessels were not impaired under U.S. GAAP.  Our estimated future undiscounted cash flows exceeded each of our vessels’ carrying values, as well as the expected carrying values of vessels under construction upon their delivery to us by the shipyards, by a considerable margin (approximately 68% - 118% of carrying value).  As of December 31, 2015, we owned 25 vessels, excluding those classified as held for sale, which had an average remaining useful life of 24.6 years.
During our fourth quarter 2014 assessment, we determined that the future income streams expected to be generated by our vessels, including vessels under construction and excluding assets held for sale which are carried at balances that approximate their fair values, over their remaining operating lives on an undiscounted basis would be sufficient to recover their carrying values and, accordingly, it confirmed that our vessels were not impaired under U.S. GAAP.  Our estimated future undiscounted cash flows exceeded each of our vessels’ carrying values, as well as the expected carrying values of vessels under construction upon their delivery to us by the shipyards, by a considerable margin (approximately 116% - 289% of carrying value).  Our vessels remained fully utilized and had a relatively long average remaining useful life in which to recover sufficient cash flows on an undiscounted basis to recover their carrying values as of December 31, 2014.  As of December 31, 2014, all but two of our vessels under construction had remaining lives of 25 years, and the two Kamsarmax vessels we owned as of December 31, 2014 had an average remaining useful life of 24.7 years.
In our impairment testing, we also examined the sensitivity of the future income streams expected to be earned by our vessels by reviewing other scenarios relative to the initial assumptions we used to see if the resulting impact would have resulted in a different conclusion. Accordingly, we performed sensitivity analyses based on more conservative charter rates and expected useful lives for our vessels. In the first sensitivity analysis, we lowered charter rate assumptions to 70% of the long-term averages of Kamsarmax and Ultramax vessels, respectively (holding all other critical assumptions constant), while in our second sensitivity analysis; we decreased our vessels’ estimated useful lives by approximately 50% for each vessel class (holding all other critical assumptions constant). We then evaluated the outcomes of the sensitivity analysis performed to assess their impact on our conclusions. In both analyses, we found that there would be no impairment of any of our vessels.
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
We are an international shipping company that owns and operates the latest generation of newbuilding drybulk carriers with fuel-efficient specifications and carrying capacities of greater than 30,000 dwt.
During the period following our inception, we contracted for the construction of up to 80 drybulk vessels with established shipyards in Japan, China, South Korea and Romania, which we agreed to acquire for an aggregate purchase price of $3,102.8 million, including 29 Ultramax vessels, 23 Kamsarmax vessels and 28 Capesize vessels, which we refer to generally as our “Newbuilding Program.” Due to the decline in the drybulk market, we have since reduced the expected fleet size through a series of sales or cancellation of newbuilding construction contracts. At December 31, 2016, we owned 42 drybulk vessels (16 Kamsarmax vessels and 26 Ultramax vessels) and had contracts for the construction of another six vessels (four Kamsarmax vessels and two Ultramax vessels), for an aggregate purchase price of $161.9 million of which $18.6 million remained to be paid. An installment payment of $1.4 million was made in the first quarter of 2017 and an installment payment of $17.2 million is scheduled for the second quarter of 2017, the latter of which will occur upon the delivery of the vessel. Of the six vessels under construction as of December 31, 2016, five vessels have since been delivered to us and the remaining vessel is expected to be delivered to us during the second quarter of 2017.

We believe that the reduction in the size of our expected fleet through the sale or cancellation of 32 vessels and contracts for the construction of vessels preserved liquidity in that such sales generated cash proceeds and effectively relieved us of the requirement to make the remaining unpaid installments under the contracts. A tabular summary of our newbuilding vessel construction contracts through December 31, 2016 is as follows:

	Capesize	Kamsarmax	Ultramax	LR2	LR1	Total
Total vessels contracted for	28	23	29	—	—	80
Delivered from shipyards in 2014	—	(2)	—	—	—	(2)
Committed to convert into tankers in 2014	(6)	—	—	6	—	—
Classified as assets held for sale in 2014	—	(1)	—	(6)	—	(7)
Vessels under construction as of December 31, 2014	22	20	29	—	—	71
Delivered from shipyards in 2015	(5)	(8)	(15)	—	—	(28)
Committed to convert into tankers in 2015	(3)	—	—	—	3	—
Classified as assets held for sale in 2015	(14)	(1)	(1)	—	(3)	(19)
Vessels under construction as of December 31, 2015	—	11	13	—	—	24
Delivered from shipyards in 2016	—	(6)	(11)	—	—	(17)
Contracts canceled	—	(1)	—	—	—	(1)
Vessels under construction as of December 31, 2016	—	4	2	—	—	6
As of December 31, 2016 there were six drybulk vessels in our Newbuilding Program (four Kamsarmax vessels and two Ultramax vessels), which have an aggregate purchase price of $161.9 million. Of this, $17.2 million remains to be paid on one of the vessels under construction as of the date of this filing.
We believe that our current cash balance as well as operating cash flows, available borrowings under our credit facilities, including our credit facilities described below, and potential issuances of debt and equity securities will be sufficient to meet our short-term and long-term liquidity needs for the next 12 months from the date of this annual report.
During 2016, we made total yard payments and paid other construction costs in the amount of $408.3 million. As of December 31, 2016, we had remaining yard installments in the amount of $18.6 million before we take delivery of the final vessel in our Newbuilding Program, of which $17.2 million remains unpaid.
Equity Issuances
On June 20, 2016, we issued 23.0 million common shares, par value $0.01 per share, at $3.05 per share in an underwritten public offering. SSH purchased an aggregate of 5.3 million common shares at the public offering price. We received approximately $67.5 million of net proceeds from the issuance.
On June 1, 2016, our shareholders approved an amendment to our Amended and Restated Articles of Incorporation to increase our total number of authorized common shares to 112.5 million shares at the annual general meeting of shareholders.
On March 22, 2016, we issued 21.0 million common shares, par value $0.01 per share, at $3.00 per share in an underwritten public offering. SSH and certain of our directors purchased an aggregate of approximately 5.0 million common shares at the public offering price. We received approximately $60.6 million of net proceeds from the issuance.
On December 31, 2015, our board of directors effected a one-for-twelve reverse stock split of our common shares, par value $0.01 per share, and a reduction in the total number of authorized common shares to approximately 56.3 million shares.  Our shareholders approved the reverse stock split and change in authorized common shares at a special meeting of shareholders held on December 23, 2015.  The reverse stock split reduced the number of outstanding common shares from approximately 344.2 million shares to approximately 28.7 million shares.
On June 23, 2015, underwriters exercised their option to purchase an additional approximately 1.7 million additional common shares in connection with the offering. The sale of these common shares resulted in net proceeds to us of approximately $28.4 million, after deducting underwriters’ discounts and commissions.

On June 16, 2015, we issued approximately 11.1 million common shares, par value $0.01 per share at $18.00 per share in an underwritten public offering. SSH and certain of our executive officers purchased an aggregate of 0.8 million common shares at the public offering price. We received $190.2 million of proceeds from the issuance.
On November 20, 2014, we issued and sold an aggregate of 3.3 million common shares, par value $0.01 per share, to certain institutional investors, certain of our executive officers and SSH, in a private offering exempt from registration under the Securities Act, pursuant to a Securities Purchase Agreement, for gross proceeds of $150.0 million. In connection with this transaction, we have also entered into a Registration Rights Agreement with the purchasers in the offering, pursuant to which we have filed a registration statement under the Securities Act covering the resale of common shares held by the investors.
Cash Flow
Operating Activities
The table below summarizes the effect of the major components of operating cash flow.

	Year Ended December 31,
(in thousands)	2016	2015	2014
Net loss	$(124,835)	$(510,789)	(116,565)
Non-cash items included in net loss	73,644	479,872	80,192
Related party balances	5,656	(4,878)	(15,170)
Effect of changes in other working capital and operating assets and liabilities	(6,661)	653	1,203
Net cash used in operating activities	$(52,196)	$(35,142)	$(50,340)
The cash flow used in operating activities for the year ended December 31, 2016 was driven by our recorded net loss. Operating cash flow decreased from 2015 to 2016 due to an increase in the amount of working capital injected into the pools as vessels were delivered to such pools.
Investing Activities
Net cash used in investing activities reflects the investment we made in our fleet, offset by any proceeds received from the sale of vessels.
Financing Activities
Net cash provided by financing activities of $189.0 million reflects our issuance of stock and proceeds from long-term debt borrowings, offset by repayments of long-term debt.
During 2016, we issued 44.0 million common shares in aggregate in two public offerings for combined proceeds of $128.1 million.
In December of 2016, our Board of Directors authorized the repurchase of up to $20.0 million of the Company's outstanding 7.5% Senior Notes due in 2019, or Senior Notes in open market or privately negotiated transactions. The specific timing and amounts of the repurchases, which will be funded by available cash, will be in the sole discretion of management and vary based on market conditions and other factors. This authorization has no expiration date. As of the date of this annual report, the entire $20.0 million remains available.
Credit Facilities and Unsecured Notes
$39.6 Million Senior Secured Credit Facility
On June 27, 2014, we entered into a $39.6 million senior secured credit facility with NIBC Bank N.V. to finance a portion of the market value of two of the vessels then in our Newbuilding Program which secure this facility. This facility bears interest at LIBOR plus a margin of 2.925%. The term of this facility was originally five years, expiring in June 2019, which was subsequently extended to September 2020 should we meet certain conditions. This facility is secured by, among other things, a first priority mortgage on two of the Kamsarmax vessels then in our Newbuilding Program and guaranteed by each of the collateral vessel owning subsidiaries. As of December 31, 2016, the outstanding balance on this facility was approximately $20.1 million.

$330.0 Million Senior Secured Credit Facility
On July 29, 2014, we entered into a $330.0 million senior secured credit facility with Credit Agricole Corporate and Investment Bank and Deutsche Bank AG London to finance a portion of the purchase price of 22 of the vessels then in our Newbuilding Program, which was subsequently reduced by $15.0 million due to our sale of one of the vessels that was to collateralize this facility. This facility bears interest at LIBOR plus a margin of 2.925% and has a term of seven years. This facility is secured by, among other things, a first preferred cross-collateralized mortgage on each of 21 of our vessels (consisting of 15 Ultramax drybulk carriers and six Kamsarmax drybulk carriers) and guaranteed by each of the collateral vessel owning subsidiaries. As of December 31, 2016, we drew down $255.8 million relating to 14 Ultramax vessels (including one vessel under construction) and four Kamsarmax vessels. As of December 31, 2016, the outstanding balance on this facility was approximately $225.8 million.
Of the remaining four vessels (including one vessel under construction), three were delivered in January 2017 and we drew down amounts not exceeding the lesser of 60% of the fair market value of such vessel or a stated drawdown amount. The last vessel is scheduled to be delivered in the second quarter of 2017 at which time we expect that we will draw under this facility upon the delivery of each collateral vessel in an amount not to exceed the lesser of 60% of the fair market value of such vessel or a stated drawdown amount.
During 2016, we also reduced the available loan amount by approximately $16.8 million, for which $0.6 million of deferred financing costs were written off.
$67.5 Million Senior Secured Credit Facility
On July 30, 2014, we entered into a $67.5 million credit facility with a leading European financial institution. The proceeds of this facility have been used to fund a portion of the purchase price of four of the vessels in our Newbuilding Program that secure this facility. This facility has a seven year term from the date of delivery of each such vessel securing the loan, with customary financial and restrictive covenants. This facility bears interest at LIBOR plus a margin of 2.95%. The $67.5 Million Senior Secured Credit Facility is secured by, among other things, a first priority mortgage on four of the vessels then in our Newbuilding Program (two Ultramax and two Kamsarmax vessels), and a parent company guarantee. As of December 31, 2016, we borrowed $53.8 million associated with drawdowns on two Kamsarmax vessels and two Ultramax vessels that were delivered. We also reduced the available loan amount by approximately $4.4 million. As of December 31, 2016, the outstanding balance on this facility was approximately $40.5 million.
$409.0 Million Senior Secured Credit Facility
On December 30, 2014, we entered into a $409.0 million senior secured credit facility with Nordea Bank Finland PLC, New York Branch, and Skandinaviska Enskilda Banken AB (publ) to partially finance a portion of our acquisition of 20 of the vessels in our Newbuilding Program (six Ultramax, nine Kamsarmax, and five Capesize vessels). This credit facility was subsequently reduced by $136.0 million due to the sale of five Capesize vessels and the addition of one Ultramax vessel to the security package under the facility, and reduced by an additional $14.6 million due to the cancellation of a shipbuilding contract for a Kamsarmax bulk carrier that was serving as partial security under the facility. As amended, this credit facility is used to finance a portion of the purchase price of 15 vessels (seven Ultramax and eight Kamsarmax vessels). As of December 31, 2016, we drew down $207.6 million on 14 vessels (including one vessel under construction). We also reduced the available loan amount by approximately $22.5 million during 2016. As of December 31, 2016, the outstanding balance on this facility was approximately $167.8 million. The remaining drawdown took place upon delivery of the final Kamsarmax vessel in January 2017. This facility bears interest at LIBOR plus a margin of 3.00% and has a term of six years. This facility is secured by, among other things, a first preferred mortgage on each of the 15 vessels.
$42.0 Million Senior Secured Credit Facility
On January 30, 2015, we entered into a senior secured credit facility for up to $42.0 million with a leading European financial institution to finance a portion of the purchase price of two Kamsarmax which were delivered to us, and subsequently upsized by $10.8 million to finance a portion of the purchase price of one Ultramax vessel. Each tranche for the Kamsarmax vessels has a final maturity of six years from the drawdown date of the respective vessel, and the tranche for the Ultramax vessel matures on September 21, 2021. This facility bears interest at LIBOR plus a margin of 2.97%. This facility is secured by, among other things, a first preferred mortgage on the three vessels and guaranteed by each of the collateral vessel owning subsidiaries. As of December 31, 2016, the outstanding balance on this facility was approximately $38.5 million.

$12.5 Million Senior Secured Credit Facility
On December 22, 2015, we entered into a senior secured credit facility for up to $12.5 million, which was used to finance a portion of the purchase price of one Ultramax vessel which was delivered to us. The facility has a maturity date of December 22, 2020. This facility bears interest at LIBOR plus a margin of 3.00%. This facility is secured by, among other things, a first preferred mortgage on the Ultramax newbuilding vessel and guaranteed by the collateral vessel owning subsidiary. As of December 31, 2016, the outstanding balance on this facility was approximately $10.4 million.
$27.3 Million Senior Secured Credit Facility
On December 22, 2015, we entered into a senior secured credit facility for up to $27.3 million, which was used to finance a portion of the purchase price of two Ultramax vessels in our Newbuilding Program. Each tranche has a maturity of five years from the drawdown date. This facility bears interest at LIBOR plus a margin of 2.95%. This facility is secured by, among other things, a first preferred mortgage on the two Ultramax newbuilding vessels and guaranteed by each of the collateral vessel owning subsidiaries. As of December 31, 2016, the outstanding balance on this facility was approximately $19.4 million.
As of December 31, 2016, we had $522.4 million of outstanding borrowings under the credit agreements described above as shown in the following table (dollars in thousands):

	December 31, 2016	February 28, 2017
	Amount outstanding	Amount outstanding	Maximum amount available
$39.6 Million Senior Secured Credit Facility	$20,144	$20,144	$—
$409 Million Senior Secured Credit Facility	167,816	179,473	—
$330 Million Senior Secured Credit Facility	225,759	250,959	13,200
$42 Million Senior Secured Credit Facility	38,512	38,512	—
$67.5 Million Senior Secured Credit Facility	40,461	40,461	—
$12.5 Million Senior Secured Credit Facility	10,379	10,379	—
$27.3 Million Senior Secured Credit Facility	19,375	19,375	—
Total	$522,446	$559,303	$13,200
Our secured credit facilities are secured by, among other things: a first priority mortgage over the relevant collateralized vessels; a first priority assignment of earnings, and insurances from the mortgaged vessels for the specific facility; a pledge of the earnings account of the mortgaged vessels for the specific facility; and a pledge of the equity interests of each vessel owning subsidiary under the specific facility.
Loan Covenants
Certain of our credit facilities discussed above, have, among other things, the following financial covenants, as amended or waived, the most stringent of which require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth (adjusted for a minimum amount of $100.0 million in historical non-operating costs and to exclude certain future non-operating items) including impairments, no less than $500.0 million plus (i) 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after December 31, 2013 and (ii) 50% of the value of any new equity issues occurring on or after December 31, 2013.

•
The ratio of EBITDA to net interest expense calculated on a year-to-date basis of greater than 1.00 to 1.00 for the quarters ending March 31, 2019 and June 30, 2019, 2.50 to 1.00 for the quarter ending September 30, 2019, calculated on a year-to-date basis and 2.50 to 1.00 for each quarter thereafter, calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or $0.7 million per owned vessel.

•
Maintain a minimum fair value of the collateral for each credit facility, such that the aggregate fair value of the vessels collateralizing the credit facility is 140%, except in the case of our $67.5 Million Credit Facility, for which it is 115% of the aggregate principal amount outstanding under such credit facility, or, if we do not meet these thresholds to prepay a portion of the loan or provide additional security to eliminate the shortfall.
Our credit facilities discussed above have, among other things, the following restrictive covenants which would restrict our ability to:

•	incur additional indebtedness;

•	sell the collateral vessel, if applicable;

•	make additional investments or acquisitions;

•	pay dividends; and

•	effect a change of control of us.
A violation of any of the financial covenants contained in our credit facilities described above may constitute an event of default under all of our credit facilities, which, unless cured within the grace period set forth under the credit facility, if applicable, or waived or modified by our lenders, provides our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels and the other assets securing the credit facilities, which would impair our ability to continue to conduct our business.
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
As of December 31, 2016, we were in compliance with all of the financial covenants contained in the credit facilities that we had entered into as of that date.
Please see Note 11, Debt, to our consolidated financial statements for additional information about these credit facilities.
Senior Notes due 2019
On September 22, 2014, we issued $65.0 million aggregate principal amount of our 7.50% senior unsecured notes due 2019, or our Senior Notes, in a registered public offering. The Senior Notes will mature on September 15, 2019, and may be redeemed in whole or in part at any time, or from time to time, after September 15, 2016. Interest on the Senior Notes is payable quarterly on each of March 15, June 15, September 15 and December 15, commencing on December 15, 2014. We used the net proceeds we received to fund installment payments due under our Newbuilding Program. On October 16, 2014, we issued an additional $8.625 million aggregate principal amount of our Senior Notes, pursuant to the underwriters’ option to purchase additional Senior Notes. Our 7.50% senior unsecured notes due 2019 commenced trading on the NYSE on September 29, 2014 under the symbol “SLTB.”
The indenture governing our Senior Notes contains certain restrictive covenants, including:

(a)
Limitation on Borrowings. We are prohibited from letting net borrowings equal or exceed 70% of our total assets, which are calculated as all of our assets of the types presented on our consolidated balance sheet.

(b)	Limitation on Minimum Tangible Net Worth. The Company shall ensure that net worth always exceeds $500 million.

(c)	Reports. Following any cross default, the Company shall promptly notify the holders of our Senior Notes of the occurrence of such cross default.

(d)
Limitation on Asset Sales. We shall not, and shall not permit any subsidiary to, in the ordinary course of business or otherwise, sell, lease, convey, transfer or otherwise dispose of any of our of any such subsidiary’s assets (including capital stock and warrants, options or other rights to acquire capital stock) other than pursuant to a Permitted Asset Sale or a Limited Permitted Asset Sale (as such terms are defined in the indenture governing our Senior Notes and described below), unless (A) the Company receives, or the relevant subsidiary receives, consideration at the time of such asset sale at least equal to the fair market value (including as to the value of all non-cash consideration), as determined in good faith by the board of directors of the Company, of the assets subject to such asset sale, and (B) within 365 days after the receipt of any net proceeds from an asset sale, the Company or the relevant subsidiary, as the case may be, shall apply all such net proceeds to certain permitted purposes, including the repayment of secured indebtedness, capital expenditures, repayment of unsecured indebtedness, acquire all or substantially all of the assets or, or the capital stock of, a person primarily engaged in a permitted business; provided, that in the case of the acquisition of capital stock of any person, such person is or becomes a subsidiary of the Company.

For purposes of this covenant: a Permitted Asset Sale includes certain specified asset sales, certain vessel losses not to exceed 10% of the consolidated aggregate market value of the Company’s assets and any transaction or series of transactions involving assets disposed of for fair market value and having an aggregate market value in any one fiscal year of up to 25% of the consolidated aggregate market value of the Company’s assets; and a Limited Permitted Asset Sale includes any transaction or series of transactions during a single fiscal year, the net proceeds of which are not otherwise applied pursuant to the requirements set forth in this clause (d), that results in net proceeds in excess of 25% of the consolidated aggregate market value of the Company’s assets.
As of December 31, 2016, we were in compliance with the financial covenants of our Senior Notes.
If a Limited Permitted Asset Sale occurs, the Company must make an offer to purchase our Notes having a principal amount equal to the excess proceeds of such Limited Permitted Asset Sale at a purchase price of 101% of the principal amount of our Senior Notes to be purchased, plus accrued and unpaid interest.
In addition, if a Change of Control (as defined in the indenture for the Senior Notes) occurs, holders of our Senior Notes have the right, at their option, to require us to purchase any or all of such holders’ our Senior Notes at a purchase price of 101% of the principal amount of our Senior Notes to be purchased, plus accrued and unpaid interest.
In addition, if an event of default or an event or circumstance which, with the giving of any notice or the lapse of time, would constitute an event of default under our Senior Notes has occurred and is continuing, or we are not in compliance with the covenant described under Limitation on Borrowings or Limitation on Minimum Net Worth described above, then none of the Company or any subsidiary will be permitted to declare or pay any dividends or return any capital to its equity holders (other than the Company or a wholly-owned subsidiary of the Company) or authorize or make any other distribution, payment or delivery of property or cash to its equity holders (other than the Company or a wholly-owned subsidiary of the Company), or redeem, retire, purchase or otherwise acquire, directly or indirectly, for value, any interest of any class or series of its equity interests (or acquire any rights, options or warrants relating thereto but not including convertible debt) now or hereafter outstanding and held by persons other than the Company or any wholly-owned subsidiary, or repay any subordinated loans to equity holders (other than the Company or a wholly-owned subsidiary of the Company) or set aside any funds for any of the foregoing purposes.
In December 2016, our Board of Directors authorized the repurchase of up to $20.0 million of the outstanding Senior Notes in open market or privately negotiated transactions. The specific timing and amounts of the repurchases, which will be funded by available cash, will be in the sole discretion of management and vary based on market conditions and other factors. This authorization has no expiration date. As of December 31, 2016, the full $20.0 million remains available for repurchases under this authorization.

C.	Research and Development, Patents and Licenses, Etc.
Not applicable.

D.	Trend Information
See “Item 4. Information on the Company—B. Business Overview—Industry and Market Conditions.”

E.	Off-Balance Sheet Arrangements

As of December 31, 2016, we did not have any off-balance sheet arrangements. Currently, we are committed to make charter-hire payments to a third party for a chartered-in vessel. This arrangement is accounted for as an operating lease. Please see “Tabular Disclosure of Contractual Obligations” for our other contractual obligations and commitments.

F.	Tabular Disclosure of Contractual Obligations
The following table sets forth our total contractual obligations at December 31, 2016:

(in millions of U.S. dollars)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Vessels under construction (1)	$18.6	$—	$—	$—	$18.6
Time charter-in commitments (2)	3.3	—	—	—	3.3
Senior Notes (3)	—	73.6	—	—	73.6
Bank loans (4)	13.9	43.6	428.5	36.4	522.4
Interest payments (5)	26.1	48.3	23.8	1.9	100.1
Commercial management fee (6)	2.6	—	—	—	2.6
Technical management fee (7)	4.8	—	—	—	4.8
Total	$69.3	$165.5	$452.3	$38.3	$725.4

(1)	Represents the unpaid installments as of December 31, 2016 relating to the remaining undelivered newbuilding vessel. Of this amount $17.2 million remains unpaid as of the date of this filing.

(2)
Represents the amounts expected to be paid by us on the two vessels that we have time chartered-in as of December 31, 2016, assuming we redeliver the vessels to their owners on the earliest redelivery date or actual redelivery date and excluding any option periods which may be exercised by us.

(3)	Represents the repayment of our Senior Notes which mature in September 2019.

(4)	Represents the repayment of installments under the bank loans outstanding as of December 31, 2016.

(5)
Represents the interest payments on outstanding balances of our Senior Notes at 7.50% per annum and bank loans, for which the interest rate used for each facility is based on interest rates in effect as of December 31, 2016, which approximate 4% inclusive of margins.

(6)
Represents the fixed component of the termination fees we would have to pay our commercial manager, SCM, of $300 per day for a notice period of three months’ and a payment equal to three months of management fees for each vessel that we own and each vessel under construction as of December 31, 2016. Due to the variable nature of the commissions, they have been excluded from the above table.

(7)
Represents the termination fees we would have to pay our technical manager, SSM, of $0.2 million per vessel per year for a notice period of three months’ and a payment equal to three months of management fees for each vessel that we own and each vessel under construction as of December 31, 2016.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors is elected annually on a staggered basis, and each director elected holds office for a three year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Our Class A directors will serve for a term expiring at the 2017 annual meeting of shareholders, our Class B directors will serve for a term expiring at the 2018 annual meeting, and our Class C directors will serve for a term expiring at the 2019 annual meeting. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address of each of our directors and executive officers listed below is Scorpio Bulkers Inc., 9, Boulevard Charles III, MC 98000 Monaco.

Name	Age	Position
Emanuele A. Lauro	38	Chairman, Class A Director and Chief Executive Officer
Robert Bugbee	56	Class B Director and President
Cameron Mackey	48	Chief Operating Officer
Filippo Lauro	40	Vice President
Hugh Baker	49	Chief Financial Officer
Roberto Giorgi	66	Class A Director
Einar Michael Steimler	68	Class B Director
Christian M. Gut	37	Class C Director
Thomas Ostrander	66	Class A Director
James B. Nish	58	Class C Director
Luca Forgione	40	General Counsel
Anoushka Kachelo	36	Secretary
Biographical information concerning the directors and executive officers listed above is set forth below.
Emanuele A. Lauro, Chairman and Chief Executive Officer
Emanuele A. Lauro, the Company’s co-founder, serves and has served as our Chairman and Class A Director since April 9, 2013 and as our Chief Executive Officer since July 1, 2013. Mr. Lauro also serves and has served as Chairman and Chief Executive Officer of Scorpio Tankers (NYSE: STNG) since its initial public offering in April 2010, as as Director of the Standard Club since May 2013. He joined Scorpio Group in 2003 and has continued to serve there in a senior management position since 2004. Under Mr. Lauro’s leadership, Scorpio Group has grown from an owner of three vessels in 2003 to become a leading operator and manager of approximately 210 vessels in 2016. Over the course of the last several years, Mr. Lauro has founded and developed all of the Scorpio Group Pools in addition to several other ventures such as Scorpio Logistics, which owns and operates specialized assets engaged in the transshipment of dry cargo commodities and invests in coastal transportation and port infrastructure developments in Asia and Africa since 2007. Mr. Lauro has a degree in international business from the European Business School, London. Mr. Lauro is the brother of our Vice President, Mr. Filippo Lauro.
Robert Bugbee, President and Director
Robert Bugbee, the Company’s co-founder, serves and has served as our Class B Director since April 9, 2013 and as our President since July 1, 2013. Mr. Bugbee has more than 30 years of experience in the shipping industry. Mr. Bugbee also serves and has served as President and Director of Scorpio Tankers since its initial public offering in April 2010. He joined Scorpio Group in February 2009 and has continued to serve there in a senior management position. Prior to joining Scorpio Group, Mr. Bugbee was a partner at Ospraie Management LLP between 2007 and 2008, a company which advises and invests in commodities and basic industry. From 1995 to 2007, Mr. Bugbee was employed at OMI Corporation, or OMI, a NYSE-listed tanker company sold in 2007. While at OMI, Mr. Bugbee served as President from January 2002 until the sale of the company, and before that served as Executive Vice President since January 2001, Chief Operating Officer since March 2000 and Senior Vice President from August 1995 to June 1998. Mr. Bugbee joined OMI in February 1995. Prior to this, he was employed by Gotaas-Larsen Shipping Corporation since 1984. During this time he took a two year sabbatical from 1987 for the M.I.B. Program at the Norwegian School for Economics and Business administration in Bergen. He has a B.A. (Honors) from London University.
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
Filippo Lauro, Vice President

Filippo Lauro serves and has served as an executive officer of the Company with the title of Vice President since June 8, 2016. Mr.  Filippo Lauro also serves and has served as Vice President of Scorpio Tankers since May 2015. He joined Scorpio Group in 2010 and has continued to serve there in a senior management position. Prior to joining Scorpio Group, Mr. Filippo Lauro was the founder of and held senior executive roles in several private companies, primarily active in real estate, golf courses and resorts development. Mr. Filippo Lauro is the brother of our Chairman and Chief Executive Officer, Mr. Emanuele Lauro.

Hugh Baker, Chief Financial Officer
Hugh Baker serves and has served as our Chief Financial Officer since July 1, 2013. Since 2012, Mr. Baker has also been employed by Scorpio Tankers focusing on business development and finance. For three years prior to joining Scorpio, Mr. Baker was a Managing Director in the investment banking team at Evercore Partners in New York, concentrating on the shipping industry. Prior to Evercore, he was the Head of Shipping at HSH Nordbank in New York and was previously a Managing Director in the ship finance team at ING Bank in London. Prior to banking, Mr. Baker worked in commercial roles for Greek-owned shipping companies in London. Mr. Baker has a BA from the London School of Economics and a MSc in Shipping, Trade & Finance from Cass Business School. Mr. Baker is a Fellow of the Institute of Chartered Shipbrokers.
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
Einar Michael Steimler, Director
Einar Michael Steimler serves and has served as our Class B Director since the closing of our initial public offering in December 2013. Mr. Steimler also serves and has served as a director of DHT Holdings Inc. (NYSE:DHT), where he is also a member of the Audit and Nominating and Corporate Governance Committees, and the Chairman of the Compensation Committee. Mr. Steimler has over 40 years of experience in the shipping industry. In 2000, he was instrumental in the formation of Tanker (UK) Agencies, the commercial agent to Tankers International. He served as its Chief Executive Officer until the end of 2007, and subsequently as its Chairman until 2011. From 1998 to 2010, Mr. Steimler served as a Director of Euronav NV (EURN:EN Brussels). He has been involved in both sale and purchase and chartering brokerage in the tanker, gas and chemical sectors and was a founder of Stemoco, a Norwegian ship brokerage firm. He graduated from the Norwegian School of Business Management in 1973 with a degree in Economics.
Christian M. Gut, Director
Christian M. Gut serves and has served as our Class C Director since the closing of our initial public offering in December 2013. Mr. Gut has over twelve years of experience in the consulting industry in the Asia Pacific region. Mr. Gut started his professional career at ThyssenKrupp Technologies AG (as it then was) in Essen, Germany in 2002. He later joined Singapore based EABC Pte Ltd., or EABC, in 2003 where he was appointed as Director on May 18, 2006. EABC’s services comprise market intelligence and strategy, sales promotion and support to project management in selected Asia Pacific countries, principally Australia. Furthermore, Mr. Gut is a co-founder and past manager of the Stellar Energy Fund, launched in Singapore in 2006, which invested in energy focused private companies to finance projects and expansion plans in Asia, Middle East and Europe in the following industries: oil trading and bunkering, gas E&P, solar, geothermal and power generating heat plants. Mr. Gut has a Bachelor’s degree in international business from the European Business School in London.
Thomas Ostrander, Director
Thomas Ostrander serves and has served as our Class A director since January 2016. From 2013 to 2015, Mr. Ostrander served as Chief Financial Officer of U.S. Alliance Paper Inc., a privately held business involved in consumer tissue converting and marketing in the eastern half of the United States. From 2011 to 2013, he served as a Managing Director at GCA Savvian, a global investment bank. From 2006 to 2008, Mr. Ostrander served as a Managing Director and Sector Head in the Industrial Group at Banc of America Securities. From 1989 to 2006, he held various roles within Citigroup (legacy Salomon Brothers), where he was most recently Chairman of the Global Industrial Group for North America. Prior to that, he was Head of the Global Industrial Group for North America and Co-Head of the Global group. From 1976 to 1989, he served in various roles, including as a Managing Director, and he was a member of the Board of Directors of New York based Kidder Peabody & Co., where he also was Co-Founder and Co-Head of Equity Capital Markets. Furthermore, Mr. Ostrander was a Director of Westmoreland Coal Company for over 12 years, where he served as Chairman of the Corporate Governance Committee and was a member of the Audit, Compensation and Benefits, Finance and Nominating Committees. Mr. Ostrander has an MBA from Harvard Business School and an AB from the University of Michigan in Economics and Accounting.
James B. Nish, Director
James B. Nish serves and has served as our Class C director since January 2016. Mr. Nish has 28 years of experience in investment banking, serving clients across a variety of international industrial markets. He also serves as a Board member and Chairman of the Audit Committee of Gibraltar Industries, Inc. (NASDAQ: ROCK), a manufacturer and distributor of products for building markets, a position he has held since 2015, and has served as a Board member of the CSG Group since 2014, a private company that provides security alarm monitoring and related home automation services to subscribers in the United States. From 2008 to 2012, Mr. Nish was Group Head of Middle Corporate Investment Banking at J.P.Morgan. From 1986 to 2008, he served as Co-Chairman of the Investment Banking Commitment Committee and Group Head of the General Industries Group of Bear Stearns & Co. Inc., where he organized and managed investment banking coverage of a diversified group of industrial companies.  Mr. Nish is a Certified Public Accountant and Adjunct Professor in both the Undergraduate Business School and MBA Programs at Baruch College, Zicklin School of Business in New York and at Pace University, Lubin School of Business in New York, where he teaches a number of courses in both the Accounting and Finance departments. Mr. Nish has an MBA from the Wharton School at the University of Pennsylvania and a BS from the State University of New York at Buffalo in Accounting and Business.
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
Each of our non-employee directors receive cash compensation in the aggregate amount of $60,000 annually, plus either (i) an additional fee of $10,000 per year for each committee on which a director serves or (ii) an additional fee of $20,000 per year for each committee for which a director serves as Chairman. In addition, our lead independent director receives an additional fee of $20,000 per year. All actual expenses incurred while acting in their capacity as a director are reimbursed. For each board or committee meeting the non-employee director attends, the director receives $2,000. We do not have a retirement plan for our officers or directors. For the year ended December 31, 2016, we paid an aggregate compensation to our directors and senior management of approximately $4.4 million.

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
Equity Incentive Plan
Our board of directors has adopted an equity incentive plan, which we refer to as the Equity Incentive Plan, under which directors, officers and employees of us and our subsidiaries, as well as employees of affiliated companies are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common shares. As of December 31, 2016, we had reserved a total of 3,970,580 common shares, for issuance under the Equity Incentive Plan, subject to adjustment for changes in capitalization as provided in the Equity Incentive Plan. Our Equity Incentive Plan is administered by our Compensation Committee.
Under the terms of the Equity Incentive Plan, stock options and stock appreciation rights granted under the Equity Incentive Plan will have an exercise price equal to the fair market value of a common share on the date of grant, unless otherwise determined by the plan administrator, but in no event will the exercise price be less than the fair market value of a common share on the date of grant. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than ten years from the date of grant.
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
Our board of directors may amend or terminate the Equity Incentive Plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Shareholder approval of Equity Incentive Plan amendments will be required under certain circumstances. Unless terminated earlier by our board of directors, the Equity Incentive Plan will expire ten years from the date the Equity Incentive Plan is adopted.
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
On July 28, 2016, we granted 2,265,000 restricted shares to our officers and members of the board of directors. Of these restricted shares, 150,000 restricted shares vest in three equal installments beginning on the first anniversary of the date of grant and 2,115,000 restricted shares vest in three equal installments beginning on the second anniversary of the date of grant. The aggregate fair value of these awards is $7.4 million.
Compensation cost is recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. Please see Note 10, Equity Incentive Plan, to our Consolidated Financial Statements included herein for additional information.

C.	Board Practices
Our board of directors currently consists of seven directors, five of whom have been determined by our board of directors to be independent under the rules of the NYSE and the rules and regulations of the SEC. Our board has an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. Our Audit Committee is comprised of our five independent directors, who are Messrs. Ostrander, Giorgi, Steimler, Gut and Nish. Our Nominating and Corporate Governance Committee and our Compensation Committee are comprised of Messrs. Steimler, Giorgi and Gut. The Audit Committee, which operates under a charter, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities, procedures and the adequacy of our internal controls. In addition, provided that no member of the Audit Committee has a material interest in such transaction, the Audit Committee is responsible for reviewing transactions that we may enter into in the future with other members of the Scorpio Group that our board believes may present potential conflicts of interests between us and the Scorpio Group. The Nominating and Corporate Governance Committee is responsible for recommending to the board of directors nominees for director and directors for appointment to board committees and advising the board with regard to corporate governance practices. The Compensation Committee oversees our equity incentive plan and recommends director and senior employee compensation. Our shareholders may also nominate directors in accordance with procedures set forth in our bylaws.

D.	Employees
For the years ended December 31, 2016, 2015, and 2014 we had three, four and three employee (excluding our executive officers), respectively. These employees hold administrative positions in New York, New York.
Our executive officers are employed by us and our support staff is provided by SSH pursuant to the Amended Administrative Services Agreement. Our technical manager is responsible for identifying, screening and recruiting, directly or through a crewing agent, the officers and all other crew members for our vessels that are employed by our vessel-owning subsidiaries.

E.	Share ownership
The common shares beneficially owned by our directors and our executive officers are disclosed in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.	Major shareholders.
The following table sets forth information regarding beneficial ownership of our common shares for (i) owners of more than five percent of our common shares and (ii) our directors and executive officers, of which we are aware as of February 16, 2017.

Name	No. of Shares		% Owned (1)
Scorpio Services Holding Limited	13,160,377	(2)	17.5%
GRM Investments Ltd.	12,839,328	(3)	17.0%
Raging Capital Management, LLC *	9,205,700	(4)	12.2%
Evermore Global Advisors, LLC *	4,351,926	(5)	5.8%
Directors and executive officers as a group	4,001,591		5.3%
____________________

(1)	Calculated based on 75,309,486 common shares outstanding as of February 16, 2017.

(2)
This information is derived from Schedule 13D/A filed with the SEC on June 23, 2016, adjusted for additional common shares issued to SSH as payment for fees pursuant to the Administrative Service Agreement. Ms. Annalisa Lolli-Ghetti may be deemed to be the beneficial owner of these shares by virtue of being the majority shareholder of SSH. Emanuele Lauro, our Director and Chief Executive Officer, Robert Bugbee, our Director and President, and Cameron Mackey, our Chief Operating Officer, own 10%, 10% and 7% of SSH, respectively.

(3)	This information is derived from Schedule 13G/A filed with the SEC on June 20, 2016.

(4)	This information is derived from Schedule 13G/A filed with the SEC on February 14, 2017.

(5)	This information is derived from Schedule 13G filed with the SEC on January 23, 2017.
* Includes common shares held by funds managed thereby.
As of February 1, 2017, we had 34 shareholders of record, eight of which were located in the United States and held an aggregate of 73,744,282 shares of our common stock, representing 98% of our outstanding common shares. However, one of the U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which held 70,106,172 shares of our common stock, as of that date.

B.	Related Party Transactions
Management of Our Fleet
On September 29, 2016, we agreed to amend our master agreement, or the Master Agreement, with SCM and SSM, and our administrative services agreement, or the Administrative Services Agreement, with SSH under a deed of amendment, or Deed of Amendment.  Pursuant to the terms of the Deed of Amendment, on December 9, 2016, we entered into definitive documentation to memorialize the agreed amendments to the Master Agreement, or the Amended and Restated Master Agreement.  The Amended and Restated Master Agreement and the Administrative Services Agreement as amended by the Deed of Amendment, or the Amended Administrative Services Agreement, are effective as from September 29, 2016.
Pursuant to the Amended and Restated Master Agreement, effective beginning on the fifth day within any 20 trading day period that the closing price of our common shares on the NYSE is equal to or greater than $5.00, the commission payable for commercial management would be reinstated to 1.75% of all monies earned by a vessel from 1%. As of close of trading on the NYSE on November 18, 2016, the condition was met and the commission payable for commercial management was reinstated to 1.75% of all monies earned by a vessel, effective November 19, 2016.
Set forth below is a description of the other material terms of the Amended and Restated Master Agreement and the Amended Administrative Services Agreement. Please also see Note 13, Related Party Transactions, to the Consolidated Financial Statements included herein for additional information.

Commercial and Technical Management Agreements - Amended and Restated Master Agreement
Our vessels are commercially managed by SCM and technically managed by SSM pursuant to the Amended and Restated Master Agreement, which may be terminated by either party upon 24 months’ notice, unless terminated earlier in accordance with the provisions of the Amended and Restated Master Agreement. In the event of the sale of one or more vessels, a notice period of three months’ and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change of control, including a sale of substantially all vessels, in which case a payment equal to 24 months of management fees will apply. SCM and SSM are companies affiliated with us. The vessel we charter-in is also commercially managed by SCM. We expect that additional vessels that we may charter-in or acquire in the future, and the newbuilding drybulk vessel that is expected to be delivered to us during the second quarter of 2017, will also be managed under the Amended and Restated Master Agreement or on substantially similar terms.
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
Amended Administrative Services Agreement
We have entered into an Amended Administrative Services Agreement with SSH for the provision of administrative staff, office space and accounting, legal compliance, financial and information technology services. SSH is a company affiliated with us. The services provided to us by SSH may be sub-contracted to other entities within the Scorpio Group. Pursuant to the Amended Administrative Services Agreement, we reimburse SSH for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above.
We also paid SSH a fee, payable in our common shares, for arranging vessel acquisitions, including newbuildings. The amount of common shares payable was determined by dividing $250,000 by the market value of our common shares based on the volume weighted average price of our common shares over the 30 trading day period immediately preceding the contract date of a definitive agreement to acquire any vessel. As of the date of this annual report, we issued an aggregate of 178,580 common shares to SSH in connection with the deliveries of our newbuilding vessels, and expect to issue an additional 2,136 common shares to SSH upon the delivery of the remaining drybulk vessel under construction. In November 2014, SSH agreed to waive its fee on vessel acquisitions contracted after November 20, 2014, for so long as the closing price of our common shares remained below a specified threshold. Effective September 29, 2016, this fee was eliminated on all future acquisitions.
SSH has agreed with us not to own any drybulk carriers greater than 30,000 dwt for so long as the Amended Administrative Services Agreement is in full force and effect. This agreement may be terminated by SSH after the third anniversary of our initial public offering upon 12 months’ prior written notice or by us with 24 months’ notice.
Transactions with entities controlled by the Lolli-Ghetti family and with Scorpio Tankers (herein referred to as related party affiliates) in the consolidated statement of operations and balance sheet are as follows:

For the year ended December 31, 2016, 2015 and 2014, we had the following balances with related parties, which have been included in the consolidated statement of operations (tabular amounts in thousands of U.S. dollars).

	For the year ended December 31,
	2016	2015	2014
Vessel revenue
Scorpio Kamsarmax Pool	$31,319	$25,151	$34,986
Scorpio Ultramax Pool	46,227	26,338	10,196
Scorpio Capesize Pool	—	4,857	—
SCM	856	718	31
Total vessel revenue	$78,402	$57,064	$45,213
Voyage expense
SCM	$319	$664	$148
Vessel operating cost:
SSM	$7,191	$2,765	$122
General and administrative expense:
SCM	$43	$258	$—
SSM	—	—	51
SSH	3,949	1,265	56
SUK	862	486	717
Total general and administrative expense	$4,854	$2,009	$824
Write down on assets held for sale
SCM	$500	$12,465	$—
SSM	500	13,000	—
Total write down on assets held for sale	$1,000	$25,465	$—

At December 31, 2016 and 2015, we had the following balances with related parties, which have been included in the consolidated balance sheets (tabular amounts and the notes thereto in thousands of U.S. dollars except per share and per vessel data):

	As of December 31,
	2016	2015
Assets
Due from related parties-current:
Scorpio Kamsarmax Pool	$2,579	$3,376
Scorpio Ultramax Pool	1,661	2,129
Scorpio Capesize Pool	—	2,268
SCM	—	424
Total due from related parties-current	$4,240	$8,197
Due from related parties non-current:
Scorpio Kamsarmax Pool	$4,606	$4,868
Scorpio Ultramax Pool	6,633	7,657
Total due from related parties non-current	$11,239	$12,525
Liabilities
Due to related parties-current:
SCM	$507	$3,415
SSM	209	4,274
SSH	321	—
Less balances due to SCM and SSM included in assets held for sale	—	(7,065)
Total due from related parties-current	$1,037	$624
Share Issuances
On June 20, 2016, we issued 23.0 million common shares, par value $0.01 per share, at $3.05 per share in an underwritten public offering. SSH purchased an aggregate of 5,250,000 common shares at the public offering price.
On March 22, 2016, we issued 21.0 million common shares, par value $0.01 per share, at $3.00 per share in an underwritten public offering. SSH and certain of our directors purchased an aggregate of 5,030,000 common shares at the public offering price.
On June 16, 2015, we issued 11,083,333 common shares, par value of $0.01 per share at $18.00 per share in an underwritten public offering. SSH and certain of our executive officers purchased an aggregate of 833,333 common shares at the public offering price. On June 23, 2015, underwriters exercised their option to purchase an additional 1,662,500 additional common shares in connection with the public offering.
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
Dividend Policy
While we currently do not intend to pay dividends to the holders of our common shares, we continue to invest our available cash in the growth of our fleet and development of our business. We will continue to assess our dividend policy and our board of directors may determine it is in the best interest of the Company to pay dividends in the future. Any dividends paid by us will be income to a U.S. shareholder. Please see “Item 10. Additional Information - E. Taxation” for additional information relating to the U.S. federal income tax treatment of our dividend payments, if any are declared in the future.
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
All share prices have been adjusted to account for the one-for-twelve reverse stock split effected on December 31, 2015.

	NYSE
For the Fiscal Year Ended	High (U.S.$)	Low (U.S.$)
December 31, 2016	$8.34	$1.84
December 31, 2015	33.12	7.20
December 31, 2014	126.96	22.92
December 31, 2013 (beginning December 12, 2013)	120.60	112.56

	NYSE
For the Quarter Ended	High (U.S.$)	Low (U.S.$)

December 31, 2016	$5.80	$3.39
September 30, 2016	3.99	2.91
June 30, 2016	4.20	2.65
March 31, 2016	8.34	1.84
December 31, 2015	19.56	7.20
September 30, 2015	22.80	17.04
June 30, 2015	32.16	19.08
March 31, 2015	33.12	15.72

	NYSE
For the Month	High (U.S.$)	Low (U.S.$)

February 2017 (through and including February 24, 2017)	$7.90	$6.80
January 2017	7.55	5.65
December 2016	5.60	4.65
November 2016	5.80	3.50
October 2016	3.95	3.39
September 2016	3.99	3.33
August 2016	3.49	3.04

B.	Plan of Distribution
Not applicable

C.	Markets
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
Our Amended and Restated Articles of Incorporation and bylaws have been filed as Exhibit 3.1 and Exhibit 3.2, respectively, to our Registration Statement on Form F-1 (Registration No. 333-192246), declared effective by the SEC on December 11, 2013, and are hereby incorporated by reference into this annual report. In December 2015, upon receiving shareholder approval, we amended our Amended and Restated Articles of Incorporation to effect a one-for-twelve reverse stock split of our common shares, par value $0.01 per share, and to reduce the total number of authorized common shares to 56,250,000 shares. In June 2016, upon receiving shareholder approval, we amended our Amended and Restated Articles of Incorporation to increase the aggregate number of shares of capital stock that we are authorized to issue to One Hundred and Sixty-Two Million Five Hundred Thousand (162,500,000), consisting of One Hundred and Twelve Million Five Hundred Thousand (112,500,000) common shares, par value $0.01 per share, and Fifty Million (50,000,000) preferred shares, par value $0.01 per share. These amendments to our Amended and Restated Articles of Incorporation are filed as exhibits to this annual report.
Information regarding the rights, preferences and restrictions attaching to each class of our shares is described in the section entitled “Description of Capital Stock” in the accompanying prospectus to our Registration Statement on Form F-3 (File No. 333-201354) declared effective by the SEC on January 15, 2015, provided that since the date of such Registration Statement, our total issued and outstanding common shares has increased to 75,298,676 as of December 31, 2016.
Stockholders Rights Agreement
On January 14, 2016, we entered into the First Amended and Restated Stockholders Rights Agreement, or the Stockholders Rights Agreement, with Computershare Trust Company, N.A., as Rights Agent, which amended and restated in its entirety the Stockholders Rights Agreement dated June 18, 2015. Under the Stockholders Rights Agreement, we declared a dividend payable of one preferred stock purchase right, or Right, for each outstanding share of our common stock, to our stockholders of record at the close of business on June 29, 2015. Each Right entitled the registered holder to purchase from us a unit consisting of one one-thousandth of a share of our Series A Participating Preferred Stock, par value $0.01 per share. The Rights separate from the common stock and become exercisable after the earlier of (1) the 10th calendar day (or such later date as determined by our board of directors) after the public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 20% or more of shares of our common stock or (2) the 10th business day (or such later date as determined by our board of directors) after a person or group announces a tender or exchange offer, that would result in ownership by that person or group of 20% or more of shares of our common stock. On the distribution date, each holder of a Right would have been entitled to purchase for $50.00, or the Exercise Price, a fraction (1/1000th) of one share of our Series A Participating Preferred Stock, which has similar economic terms as one share of our common stock.
If an acquiring person, or an Acquiring Person, acquires more than 20% of the shares of our common stock, then each holder of a Right (except that Acquiring Person) would have been entitled to buy at the Exercise Price, a number of shares of our common stock which had a market value of twice the Exercise Price. Any time after the date an Acquiring Person obtained more than 20% of shares of our common stock and before that Acquiring Person acquired more than 50% of outstanding shares of our common stock, we may have exchanged the Rights, in whole or in part, for common shares at an exchange ratio of one common share per Right, and in certain circumstances, we may have elected to exchange the Rights for cash or other securities having a value approximately equal to one common share. The Rights expired on the earliest of (i) June 18, 2016 or (ii) the redemption or exchange of the Rights by us as described above. The rights were not redeemed or exchanged and therefore expired on June 18, 2016. We could have redeemed the Rights at any time on or prior to the earlier of the 10th business day following the public announcement that a person has acquired ownership of 20% or more of shares of our common stock. The terms of the Rights and the Stockholders Rights Agreement may have been amended to make changes that did not adversely affect the rights of the Rights holders (other than the Acquiring Person). The Rights did not have any voting rights. The Rights had the benefit of certain customary anti-dilution protections.

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
(1) it is organized in a “qualified foreign country,” which is one that grants an “equivalent exemption” from tax to corporations organized in the U.S. in respect of each category of shipping income for which exemption is being claimed under Section 883; and
(2) one of the following tests is met: (A) more than 50% of the value of its shares is beneficially owned, directly or indirectly, by “qualified shareholders,” which as defined includes individuals who are “residents” of a qualified foreign country, to which we refer as the “50% Ownership Test”; or (B) its shares are “primarily and regularly traded on an established securities market” in a qualified foreign country or in the United States, to which we refer as the “Publicly-Traded Test.”
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
For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of our common shares, or “5% Shareholders,” the Treasury Regulations permit us to rely on those persons that are identified on

Schedule 13G and Schedule 13D filings with the SEC, as owning 5% or more of our common shares. The Treasury Regulations further provide that an investment company that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.
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
We believe that we satisfied the Publicly-Traded Test for the 2016 taxable year and were not subject to the 5% Override Rule, and we intend to take that position on our 2016 U.S. federal income tax returns.
Taxation in Absence of Section 883 Exemption
If the benefits of Section 883 are unavailable, our U.S. source shipping income would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, or the “4% gross basis tax regime,” to the extent that such income is not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being U.S. source shipping income, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% (i.e., 50% of 4% gross basis tax regime).
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

We do not intend to have, or permit circumstances that would result in having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, it is anticipated that none of our U.S. source shipping income will be treated as “effectively connected” with the conduct of a U.S. trade or business, which we refer to as ECI.
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
Distributions
Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in our common shares and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as foreign source dividend income and will generally constitute “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.
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

It is possible that we may be considered a PFIC for our 2016 taxable year. Whether we are treated as a PFIC for our 2016 taxable year will depend, in part, upon whether the deposits that we make on newbuilding contracts are treated as being held for the production of “passive income” and on the amount of “passive income” that we derive in our 2016 taxable year. In making the determination as to whether we are a PFIC, we intend to treat the deposits that we make on our newbuilding contracts as assets which are not held for the production of passive income for purposes of determining whether we are a PFIC. We note that there is no direct authority on this point and it is possible that the IRS may disagree with our position.
For our 2015 taxable year and subsequent taxable years, whether we will be treated as a PFIC will depend upon the nature and extent of our operations. In making the determination as to whether we are a PFIC, we intend to treat the gross income that we derive or that we are deemed to derive from the spot chartering and time chartering activities of us or any of our subsidiaries as services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly owned subsidiaries own and operate in connection with the production of such income should not constitute passive assets for purposes of determining whether we are a PFIC. We believe that there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. In the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.
As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common shares, as discussed below. If we were treated as a PFIC, a U.S. Holder will generally be required to file IRS Form 8621 with respect to its ownership of our common shares, and may be subject to additional U.S. tax or information reporting obligations in connection with the acquisition, holding or disposition of our common shares.
Taxation of U.S. Holders Making a Timely QEF Election
If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report for U.S. federal income tax purposes its pro rata share of our ordinary earnings and net capital gain, if any, for each of our taxable years during which we are a PFIC that ends with or within the taxable year of the Electing Holder, regardless of whether distributions were received from us by the Electing Holder. No portion of any such inclusions of ordinary earnings will be treated as “qualified dividend income.” Net capital gain inclusions of certain non-corporate U.S. Holders may be eligible for preferential capital gains tax rates. The Electing Holder’s adjusted tax basis in the common shares will be increased to reflect any income included under the QEF election. Distributions of previously taxed income will not be subject to tax upon distribution but will decrease the Electing Holder’s tax basis in the common shares. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any taxable year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder would make a timely QEF election for our common shares by filing IRS Form 8621 with his U.S. federal income tax return for the first year in which he held such shares when we were a PFIC. If we determine that we are a PFIC for any taxable year, we intend to provide each U.S. Holder with information necessary for the U.S. Holder to make the QEF election described above. If we were treated as a PFIC for our 2016 taxable year, we anticipate that, based on our current projections, we would not have a significant amount of taxable income or gain that would be required to be taken into account by U.S. Holders making a QEF election effective for such taxable year.
Taxation of U.S. Holders Making a “Mark-to-Market” Election
If we were to be treated as a PFIC for any taxable year and, as we anticipate will be the case, our shares are treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such Holder’s adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in our common shares would be adjusted to reflect any such income or loss amount recognized. Any gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.
Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election
If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, which we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

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
Income or Gains Effectively Connected with a U.S. Trade or Business
If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, dividends on the common shares and gains from the sale, exchange or other disposition of the shares, that are effectively connected with the conduct of that trade or business (and, if required by an applicable U.S. income tax treaty, is attributable to a U.S. permanent establishment), will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, its earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional U.S. federal branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

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
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our unhedged variable-rate borrowings. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. As of December 31, 2016, we have variable-rate borrowings totaling $522.4 million. A one percent increase in LIBOR rates would increase our interest payments by $5.2 million per year from January 1, 2017.
Spot Market Rate Risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Group Pools. Our owned and chartered-in vessels operated for 13,550 days in the spot market or in the Scorpio Group Pools during 2016. Additionally, we have the ability to remove our vessels from the pools on relatively short notice if attractive time charter opportunities arise. A $1,000 per day increase or decrease in spot rates for all of our vessel classes would have increased or decreased our operating loss by $13.6 million for the year ended December 31, 2016.
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
We carried out an evaluation under the supervision, and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15e under the Securities Act) as of December 31, 2016. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2016 to provide reasonable assurance that (1) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.
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
In accordance with Rule 13a-15(f) of the Exchange Act, the management of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2016 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission or COSO in 2013. Based on our assessment, management determined that the Company’s internal controls over financial reporting were effective as of December 31, 2016 based on the criteria in Internal Control—Integrated Framework issued by COSO (2013).
The Company’s internal control over financial reporting, at December 31, 2016, has been audited by PricewaterhouseCoopers Audit, an independent registered public accounting firm, who also audited the Company’s consolidated financial statements for that year, which are filed as a part of this annual report. PricewaterhouseCoopers Audit has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting.
C.Attestation Report of the Registered Public Accounting Firm.
The attestation report of PricewaterhouseCoopers Audit is presented on page F-2 of the Financial Statements filed as part of this annual report.

D.	Changes in Internal Control Over Financial Reporting.
None

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that Mr. James B. Nish, who serves on the Audit Committee, qualifies as an “audit committee financial expert” and that he is “independent” according to SEC rules.

ITEM 16B.	CODE OF ETHICS
We have adopted a Code of Ethics that applies to all entities controlled by the Company and its employees, directors, officers and agents. A copy of our Code of Ethics, as in effect on the date hereof, has been filed as an exhibit to this annual report and is also available on our website at www.scorpiobulkers.com.
Shareholders may also request a copy of our Code of Ethics at no cost, by writing to us at 9, Boulevard Charles III, Monaco, 98000 or telephoning us at + 377 9798 5715.

ITEM 16C.	PRINCIPAL ACCOUNTING FEES AND SERVICES

A.	Audit Fees
Our principal accountant for the years ended December 31, 2016 and December 31, 2015 was PricewaterhouseCoopers Audit, and the audit fees for those periods were $283,500 and $268,000, respectively.

B.	Audit-Related Fees
During 2016 and 2015, our principal accountant, PricewaterhouseCoopers Audit, provided services related to our public offerings.  The fee for these services was approximately $120,100 in 2016 and $45,000 in 2015.

C.	Tax Fees
None.

D.	All Other Fees
None.

E.	Audit Committee’s Pre-Approval Policies and Procedures
Our Audit Committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

F.	Audit Work Performed by Other Than Principal Accountant if Greater Than 50%
Not applicable.

ITEM 16D.	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Name	Period	(a) No. of Common Shares Purchased (1)	(b) Average Price Paid per Common Share	(c) Total No. of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Common Shares that May Yet Be Purchased Under the Plans or Programs
Scorpio Services Holding Ltd.	January 2016	338,436	$4.64	N/A	N/A
Scorpio Services Holding Ltd.	March 2016	620,465	$3.75	N/A	N/A
Robert Bugbee	March 2016	145,000	$2.98	N/A	N/A
Robert Bugbee	October 2016	195,000	$3.70	N/A	N/A
(1) These common shares were purchased in the open market.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.

ITEM 16G.	CORPORATE GOVERNANCE
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
There are two significant differences between our corporate governance practices and the practices required by the NYSE. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. Marshall Islands Law and our bylaws do not require our non-management directors to regularly hold executive sessions without management. During 2016 and through the date of this annual report, our non-management directors met in executive session five times. The NYSE requires companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Marshall Islands Law and we have not adopted such guidelines.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.
PART III

ITEM 17.	FINANCIAL STATEMENTS
See “Item 18. Financial Statements.”

ITEM 18.	FINANCIAL STATEMENTS
The financial statements, together with the report of PricewaterhouseCoopers Audit thereon, beginning on page F-1, are filed as a part of this annual report.

ITEM 19.	EXHIBITS

Number	Description

1.1	Amended and Restated Articles of Incorporation of the Company (1)
1.2	Amendment to the Amended and Restated Articles of Incorporation of the Company, effective December 30, 2015 (8)
1.3	Certificate of Correction to the Amended and Restated Articles of Incorporation of the Company (10)
1.4	Amendment to the Amended and Restated Articles of Incorporation of the Company, effective June 1, 2016
1.5	Amended and Restated Bylaws of the Company (1)
2.1	Form of Common Share Certificate (10)
2.2	Base Indenture, dated September 22, 2014, by and between the Company and Deutsche Bank Trust Company Americas, relating to the 7.50% Senior Notes due 2019 (5)
2.3	First Supplemental Indenture, dated September 22, 2014, by and between the Company and Deutsche Bank Trust Company Americas (5)
4.1	Master Agreement (1)
4.2	Administrative Services Agreement (1)
4.3	Equity Incentive Plan (1)
4.4	Form of Shipbuilding Contract of Chengxi Shipyard Co. Ltd (1)
4.5	Form of Shipbuilding Contract of Dalian COSCO KHI Ship Engineering Co. Ltd. (1)
4.6	Form of Shipbuilding Contract of Hudong-Zhongdua Shipbuilding (Group) Co., Inc. (1)
4.7	Form of Shipbuilding Contract of Imabari Shipbuilding Co. Ltd. (1)
4.8	Form of Shipbuilding Contract of Daewoo Mangalia Heavy Industries S.A. (1)
4.9	Form of Shipbuilding Contract of Tsuneishi Group (Zhoushan) Shipbuilding Inc. (1)
4.10	Form of Shipbuilding Contract of Mitsui Engineering & Shipbuilding Co. Ltd. (1)
4.11	Form of Shipbuilding Contract of Nantong COSCO KHI Ship Engineering Co., Ltd. (1)
4.12	Form of Shipbuilding Contract of Jiangsu Yangzijian Shipbuilding Co. Ltd. (1)
4.13	Form of Shipbuilding Contract of Shanghai Jiangnan-Changxing Shipbuilding Co., Ltd. (1)
4.14	Form of Shipbuilding Contract of Sungdong Shipbuilding & Marine Engineering Co., Ltd. (2)
4.15	Form of Shipbuilding Contract of Daehan Shipbuilding Co., Ltd. (2)
4.16	Registration Rights Agreement, dated November 18, 2014 (4)
4.17	Share Purchase Agreement, dated November 18, 2014 (4)
4.18	$67.5 Million Senior Secured Credit Facility (2)
4.19	$330.0 Million Senior Secured Credit Facility (2)
4.20	$39.6 Million Senior Secured Credit Facility (2)
4.21	$409.0 Million Senior Secured Credit Facility (6)
4.22	$411.3 Million Senior Secured Credit Facility (6)
4.23	$42.0 Million Senior Secured Credit Facility (6)
4.24	$26.0 Million Senior Secured Credit Facility (6)
4.25	$19.8 Million Senior Secured Credit Facility (6)
4.26	$76.5 Million Senior Secured Credit Facility (10)
4.27	$12.5 Million Senior Secured Credit Facility (10)
4.28	$27.3 Million Senior Secured Credit Facility (10)
4.29	First Amended and Restated Stockholders Rights Agreement(9)
4.30	Agreement with Institutional Investor(7)
4.31	Deed of Amendment
4.32	Amended and Restated Master Agreement
4.33	First Supplemental Agreement to the $67.5 Million Senior Secured Credit Facility, dated September 14, 2015
4.34	Second Supplemental Agreement to the $67.5 Million Senior Secured Credit Facility, dated October 23, 2015
4.35	Third Supplemental Agreement to the $67.5 Million Senior Secured Credit Facility, dated April 5, 2016
4.36	Fourth Supplemental Agreement to the $67.5 Million Senior Secured Credit Facility, dated June 15, 2016

Number	Description
4.37	Fifth Supplemental Agreement to the $67.5 Million Senior Secured Credit Facility, dated December 27, 2016
4.38	Letter Agreement, dated September 30, 2015, relating to the $67.5 Million Senior Secured Credit Facility
4.39	Letter Agreement, dated July 10, 2015, relating to the $330.0 Million Senior Secured Credit Facility
4.40	Letter Agreement, dated October 27, 2015, relating to the $330.0 Million Senior Secured Credit Facility
4.41	Letter Agreement, dated April 26, 2016, relating to the $330.0 Million Senior Secured Credit Facility
4.42	Letter Agreement, dated June 15, 2016, relating to the $330.0 Million Senior Secured Credit Facility
4.43	Letter Agreement, dated December 15, 2016, relating to the $330.0 Million Senior Secured Credit Facility
4.44	Supplemental Agreement to the $39.6 Million Senior Secured Credit Facility, dated January 14, 2016
4.45	Fourth Supplemental Agreement to the $39.6 Million Senior Secured Credit Facility, dated March 29, 2016
4.46	Fifth Supplemental Agreement to the $39.6 Million Senior Secured Credit Facility, dated June 15, 2016
4.47	Sixth Supplemental Agreement to the $39.6 Million Senior Secured Credit Facility, dated December 22, 2016
4.48	First Amendment to the $409.0 Million Senior Secured Credit Facility, dated March 6, 2015
4.49	Second Amendment to the $409.0 Million Senior Secured Credit Facility, dated October 21, 2015
4.50	Third Amendment to the $409.0 Million Senior Secured Credit Facility, dated December 14, 2015
4.51	Fourth Amendment to the $409.0 Million Senior Secured Credit Facility, dated April 7, 2016
4.52	Fifth Amendment to the $409.0 Million Senior Secured Credit Facility, dated June 1, 2016
4.53	Sixth Amendment to the $409.0 Million Senior Secured Credit Facility, dated August 9, 2016
4.54	Seventh Amendment to the $409.0 Million Senior Secured Credit Facility, dated December 14, 2016
4.55	Letter Agreement, dated May 8, 2015, relating to the $409.0 Million Senior Secured Credit Facility
4.56	Letter Agreement, dated January 8, 2016, relating to the $409.0 Million Senior Secured Credit Facility
4.57	Letter Agreement, dated May 04, 2016, relating to the $42.0 Million Senior Secured Credit Facility
4.58	Letter Agreement, dated June 28, 2016, relating to the $42.0 Million Senior Secured Credit Facility
4.59	Letter Agreement, dated January 4, 2017, relating to the $42.0 Million Senior Secured Credit Facility
4.60	Letter Agreement, dated February 25,2016 relating to the $12.5 Million Senior Secured Credit Facility
4.61	Letter Agreement, dated June 14, 2016, relating to the $12.5 Million Senior Secured Credit Facility
4.62	Letter Agreement, dated December 16, 2016, relating to the $12.5 Million Senior Secured Credit Facility
4.63	First Supplemental Agreement to the $27.3 Million Senior Secured Credit Facility, dated April 6, 2016
4.64	Second Supplemental Agreement to the $27.3 Million Senior Secured Credit Facility, dated June 2, 2016
4.65	Third Supplemental Agreement to the $27.3 Million Senior Secured Credit Facility, dated December 30, 2016
8.1	List of Subsidiaries
11.1	Code of Ethics
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
15.2	Consent of SSY Consultancy & Research Ltd
101. INS	XBRL Instance Document
101. SCH	XBRL Taxonomy Extension Schema
101. CAL	XBRL Taxonomy Extension Schema Calculation Linkbase
101. DEF	XBRL Taxonomy Extension Schema Definition Linkbase
101. LAB	XBRL Taxonomy Extension Schema Label Linkbase
101. PRE	XBRL Taxonomy Extension Schema Presentation Linkbase

(1)	Incorporated by reference to the Company’s Registration Statement on Form F-1, which was declared effective by the SEC on December 11, 2013 (File No. 333-192246).

(2)	Incorporated by reference to the Company’s Registration Statement on Form F-1, which was declared effective by the SEC on September 15, 2015 (File No. 333-197949).

(3)	Incorporated by reference to the Company’s Annual Report on Form 20-F, filed with the SEC on April 2, 2014.

(4)	Incorporated by reference to the Company’s Report on Form 6-K, filed with the SEC on November 18, 2014.

(5)	Incorporated by reference to the Company’s Report on Form 6-K, filed with the SEC on September 25, 2014.

(6)	Incorporated by reference to the Company’s Annual Report on Form 20-F, filed with the SEC on April 2, 2015.

(7)	Incorporated by reference to the Company’s Report on Form 6-K, filed with the SEC on December 23, 2015.

(8)	Incorporated by reference to the Company’s Report on Form 6-K, filed with the SEC on January 4, 2016.

(9)	Incorporated by reference to the Company’s Report on Form 6-K, filed with the SEC on January 15, 2016.

(10)	Incorporated by reference to the Company’s Annual Report on Form 20-F, filed with the SEC on March 1, 2016.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated February 28, 2017
Scorpio Bulkers Inc.
(Registrant)

/s/ Emanuele Lauro

Emanuele Lauro
Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Scorpio Bulkers Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Scorpio Bulkers Inc and its subsidiaries at December 31, 2016 and December 31, 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control Over Financial Reporting appearing under item 15. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

PricewaterhouseCoopers Audit, 63, rue de Villiers, 92208 Neuilly-sur-Seine Cedex
T: +33 (0) 1 56 57 58 59, F: +33 (0) 1 56 57 58 60, www.pwc.fr

Société d'expertise comptable inscrite au tableau de l'ordre de Paris - Ile de France. Société de commissariat aux comptes membre de la compagnie régionale de Versailles. Société par Actions Simplifiée au capital de 2 510 460 €. Siège social : 63, rue de Villiers 92200 Neuilly-sur-Seine. RCS Nanterre 672 006 483. TVA n° FR 76 672 006 483.Siret 672 006 483 00362. Code APE 6920 Z. Bureaux : Bordeaux, Grenoble, Lille, Lyon, Marseille, Metz, Nantes, Neuilly-Sur-Seine, Nice, Poitiers, Rennes, Rouen, Strasbourg, Toulouse.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Monaco, Principality of Monaco

February 28, 2017

PricewaterhouseCoopers Audit

PricewaterhouseCoopers is represented by PricewaterhouseCoopers Audit, 63 rue de Villiers —92200 Neuilly-sur-Seine, France

Page 2 of 2

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, expect per share data)

	As of December 31,
	2016	2015
Assets
Current assets
Cash and cash equivalents	$101,734	$200,300
Due from related parties	4,240	8,197
Prepaid expenses and other current assets	9,506	11,247
Assets held for sale	—	172,888
Total current assets	115,480	392,632
Non-current assets
Vessels, net	1,234,081	764,454
Vessels under construction	180,000	288,282
Deferred financing cost, net	3,307	464
Other assets	3,050	14,736
Due from related parties	11,239	12,525
Total non-current assets	1,431,677	1,080,461
Total assets	$1,547,157	$1,473,093

Liabilities and shareholders’ equity
Current liabilities
Bank loans, net	$13,480	$107,739
Accounts payable and accrued expenses	10,033	16,214
Due to related parties	1,037	624
Total current liabilities	24,550	124,577
Non-current liabilities
Bank loans, net	493,793	342,314
Senior Notes, net	72,199	71,671
Total non-current liabilities	565,992	413,985
Total liabilities	590,542	538,562
Commitment and contingencies (Note 7)
Shareholders’ equity
Preferred stock, $0.01 par value; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.01 par value per share; authorized 112,500,000 shares; issued and outstanding 75,298,676 and 28,686,561 shares as of December 31, 2016 and December 31, 2015, respectively	753	287
Paid-in capital	1,714,358	1,567,905
Accumulated deficit	(758,496)	(633,661)
Total shareholders’ equity	956,615	934,531
Total liabilities and shareholders’ equity	$1,547,157	$1,473,093

See notes to the consolidated financial statements.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statement of Operations
(Amounts in thousands, except per share data)

	Year Ended December 31,
	2016	2015	2014
Revenue:
Vessel revenue	$—	$5,457	$3,774
Vessel revenue-related party pools	78,402	57,064	45,213
Total vessel revenue	78,402	62,521	48,987
Operating expenses:
Voyage expenses	(364)	123	3,579
Voyage expenses-related party	319	664	148
Vessel operating costs	61,641	26,607	1,478
Vessel operating costs-related party	7,191	2,765	122
Charterhire expense	17,356	51,389	73,214
Charterhire termination	10,000	—	—
Vessel depreciation	36,562	14,263	686
General and administrative expenses	29,141	33,373	30,937
General and administrative expenses-related party	4,854	2,009	824
Loss / write down on assets held for sale	11,433	397,472	55,487
Loss / write down on assets held for sale-related party	1,000	25,465	—
Total operating expenses	179,133	554,130	166,475
Operating loss	(100,731)	(491,609)	(117,488)
Other income (expense):
Interest income	933	356	1,052
Foreign exchange gain (loss)	(116)	(12)	43
Financial expense, net	(24,921)	(19,524)	(172)
Total other (loss) income	(24,104)	(19,180)	923
Net loss	$(124,835)	$(510,789)	$(116,565)
Weighted-average shares outstanding:
Basic	56,174	21,410	11,466
Diluted	56,174	21,410	11,466
Loss per common share:
Basic	$(2.22)	$(23.86)	$(10.17)
Diluted	$(2.22)	$(23.86)	$(10.17)

See notes to the consolidated financial statements.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statement of Changes in Shareholders’ Equity
(Dollars in thousands)

	Number of shares outstanding	Common stock	Paid-in capital	Accumulated deficit	Total
Balance as of December 31, 2013	11,116,994	$1,334	$1,109,185	$(6,307)	$1,104,212
Net loss				(116,565)	(116,565)
Net proceeds from common stock offering:
Overallotment of initial public offering	391,250	47	42,298	—	42,345
Private placement	3,333,333	400	145,227	—	145,627
Common Stock issued to SSH	4,366	1	499	—	500
Issuance of shares of restricted stock	179,031	21	(21)	—	—
Restricted stock amortization	—	—	23,869	—	23,869
Balance as of December 31, 2014	15,024,974	$1,803	$1,321,057	$(122,872)	$1,199,988
Net loss				(510,789)	$(510,789)
Net proceeds from common stock offering:
Private placement	—	—	250	—	250
Public offering	11,083,333	1,330	188,343	—	189,673
Overallotment of public offering	1,662,500	200	28,230	—	28,430
Reverse stock split	(29)	(3,155)	3,155	—	—
Common Stock issued to SSH	111,725	13	2,367	—	2,380
Issuance of shares of restricted stock	804,058	96	(96)	—	—
Restricted stock amortization	—	—	24,599	—	24,599
Balance as of December 31, 2015	28,686,561	$287	$1,567,905	$(633,661)	$934,531
Net loss				(124,835)	(124,835)
Net proceeds from common stock offering:
Public offering	44,000,000	440	127,672	—	128,112
Common stock issued to SSH	51,679	—	198	—	198
Issuance of shares of restricted stock, net of forfitures	2,560,436	26	(26)	—	—
Restricted stock amortization	—	—	18,609	—	18,609
Balance as of December 31, 2016	75,298,676	$753	$1,714,358	$(758,496)	$956,615

See notes to the consolidated financial statements.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Dollars in thousands)

	December 31,
	2016	2015	2014
Operating activities
Net loss	$(124,835)	$(510,789)	$(116,565)
Adjustment to reconcile net loss to net cash used by operating activities:
Restricted stock amortization	18,609	24,599	23,869
Vessel depreciation	36,562	14,263	686
Amortization of deferred financing costs	4,137	1,988	150
Write off of deferred financing costs	3,781	16,085	—
Loss / write down on assets held for sale	10,555	397,472	55,487
Loss / write down on assets held for sale-related party	—	25,465	—
Changes in operating assets and liabilities:
Decrease in prepaid expenses and other current assets	(483)	(4,669)	(3,811)
(Decrease) increase in accounts payable accrued expenses	(6,178)	5,372	5,014
Increase (decrease) in related party balances	5,656	(4,928)	(15,170)
Net cash used in operating activities	(52,196)	(35,142)	(50,340)
Investing activities
Security deposit refunded (paid) on assets held for sale	—	31,277	(31,277)
Proceeds from sale of assets held for sale	271,376	281,050	—
Payments on assets classified as held for sale	(98,445)	(92,433)	—
Payments for vessels and vessels under construction	(408,307)	(875,970)	(651,505)
Net cash used by investing activities	(235,376)	(656,076)	(682,782)
Financing activities
Proceeds from issuance of common stock	128,112	217,997	187,615
Proceeds from issuance of debt	247,243	489,561	33,550
Repayments of long term debt	(185,239)	(62,669)	—
Proceeds from Senior Notes offering	—	—	73,625
Debt issue cost paid	(1,110)	(26,044)	(22,891)
Net cash provided by financing activities	189,006	618,845	271,899
Decrease in cash and cash equivalents	(98,566)	(72,373)	(461,223)
Cash at cash equivalents, beginning of period	200,300	272,673	733,896
Cash and cash equivalents, end of period	$101,734	$200,300	$272,673
Supplemental cash flow information:
Interest paid	$22,647	$12,874	$1,273
Non-cash investing and financing activities
Amounts payable vessels and vessels under construction	$207	$2,800	$7,568
Deferred financing cost payable	—	85	532
Issuance of common stock	147	—	357
Interest capitalized	6,951	11,886	1,600
See notes to the consolidated financial statements.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

1.	Organization and Basis of Presentation
Company
Scorpio Bulkers Inc. and its subsidiaries (together “we”, “us”, “our” or the “Company”) is an international shipping company that owns and operates the latest generation newbuilding drybulk carriers with fuel-efficient specifications and carrying capacities of greater than 30,000 dwt in the international shipping markets. Scorpio Bulkers Inc. was incorporated in the Republic of the Marshall Islands on March 20, 2013.
As of December 31, 2016, the Company owned 42 vessels (consisting of 16 Kamsarmax vessels and 26 Ultramax vessels) and has six newbuilding drybulk carriers, which it intends to operate, under construction. Five of the newbuilding drybulk carriers are to be delivered in the first quarter of 2017 and the final newbuilding drybulk carrier is expected to be delivered in the second quarter of 2017.
Our vessels are commercially managed by Scorpio Commercial Management S.A.M., or SCM, which is majority owned by the Lolli-Ghetti family of which, Emanuele Lauro, our Chairman and Chief Executive Officer, and Filippo Lauro, our Vice President, are members. SCM’s services include securing employment, in pools, in the spot market and on time charters.
Our vessels are technically managed by Scorpio Ship Management S.A.M., or SSM, which is majority owned by the Lolli-Ghetti family. SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services as necessary to operate the vessels such as drydocks and vetting/inspection under a technical management agreement.
We also have an administrative services agreement with Scorpio Services Holding Limited, or SSH, which is majority owned by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include accounting, legal compliance, financial, information technology services, the provision of administrative staff and office space. Under the administrative services agreement, we also reimburse SSH for any direct or indirect expenses that they incur in providing these services.
Basis of accounting
The consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. All intercompany accounts and transactions have been eliminated in consolidation. The consolidated financial statements reflect all adjustments which, in the opinion of management, are necessary for the fair presentation of results. Pursuant to ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs”, certain reclassifications have been made to prior years’ Deferred financing costs, net, Bank loans, net and Senior Notes, net to conform to current year presentation. See “Recently adopted accounting standards” below for additional information on these reclassifications.
Other comprehensive income is net income and thus not presented separately.
Reverse stock split
On December 31, 2015, the Company effected a one-for-twelve reverse stock split. All share and per share information has been retroactively adjusted to reflect the reverse stock split. The par value was not adjusted as a result of the reverse stock split.
Going concern
The Company’s revenue is primarily derived from pool revenue. The bulker shipping industry is volatile and has been experiencing a sustained cyclical downturn. If the downturn continues, this could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

The fair market values of the Company’s vessels also experience high volatility. The fair market value of the vessels may increase or decrease depending on a number of factors including, but not limited to, the prevailing level of charter rates and day rates, general economic and market conditions affecting the international shipping industry, types, sizes and ages of vessels, supply and demand for vessels, availability of or developments in other modes of transportation, competition from other shipping companies, cost of newbuildings, governmental or other regulations and technological advances. In addition, as vessels grow older, they generally decline in value. If the fair market value of vessels declines, the Company may not be in compliance with certain

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

provisions of its credit facilities and it may not be able to refinance its debt. The prepayment of certain credit facilities may be necessary for the Company to maintain compliance with certain covenants in the event that the value of its vessels falls below a certain level. Additionally, if the Company sells one or more of its vessels at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying value on its consolidated financial statements, resulting in a loss on sale or an impairment loss being recognized, ultimately leading to a reduction in earnings. Furthermore, if vessel values fall significantly, this could indicate a decrease in the recoverable amount for the vessel which may result in an impairment adjustment in the carrying value of the vessel.

As described in Note 7, the Company has commitments to pay for its vessels currently under construction that may exceed the amount of financing presently secured for these which could have an adverse effect on the Company’s business, financial condition, results of operations and cash flows.

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
Significant Accounting Policies
Principles of Consolidation
The consolidated financial statements represent the consolidation of the accounts of Scorpio Bulkers Inc. and its subsidiaries in conformity with U.S. GAAP. All intercompany accounts and transactions have been eliminated in consolidation. Investments in unconsolidated companies (generally 20 to 50 percent ownership), in which the Company has the ability to exercise significant influence but neither has a controlling interest nor is the primary beneficiary, are accounted for under the equity method. Investments in entities in which the Company does not have the ability to exercise significant influence are accounted for under the cost method. Under certain criteria indicated in Accounting Standards Codification ("ASC") 810, Consolidation, a partially-owned affiliate would be consolidated as a variable interest entity when it has less than a 50% ownership if the Company was the primary beneficiary of that entity. At the present time, there are no interests in variable interest entities.
Accounting estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosures of contingent assets, liabilities, revenues and expenses. Actual results could differ from those results.
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
Vessel revenue is comprised of either pool revenue, time charter revenue and voyage revenue.

•
Pool revenue for each vessel is determined in accordance with the profit sharing terms specified within each pool agreement. In particular, the pool manager aggregates the revenues and expenses of all of the pool participants and distributes the net earnings to participants based on:

•	the pool points (vessel attributes such as cargo carrying capacity, fuel consumption, and construction characteristics are taken into consideration); and

•	the number of days the vessel participated in the pool in the period.

•	Time charter revenue is recognized ratably as services are performed based on the daily rates specified in the time charter contract. We do not recognize revenue when a vessel is off hire.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
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

We recognize pool revenue when the vessel has participated in a pool during the period and the amount of pool revenue can be estimated reliably. We receive estimated vessel earnings based on the known number of days the vessel has participated in the pool, the contract terms, and the estimated pool revenue.
Voyage expenses
Voyage expenses, which primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters, brokerage commissions and miscellaneous voyage expenses that the Company is unable to recoup under time charter and pool arrangements, as well as credits for intermediary hold cleaning are expensed as incurred.
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
Technical management fees are paid to SSM (See Note 13). Pursuant to an agreement, or the Master Agreement, SSM provides us with technical services, and we provide them with the ability to subcontract technical management of our vessels with our approval.
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

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

Cash and cash equivalents
Cash and cash equivalents are comprised of cash on hand and demand deposits, and other short-term highly-liquid investments with original maturities of three months or less, and that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.
Inventories
Inventories, which are included in prepaid expenses and other current assets in the Consolidated Balance Sheet, consists mainly of lubricating oils, and are stated at the lower of cost or net realizable value. Cost is determined using the first in first out method.
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
Vessels, net
Vessels, net is stated at historical cost less accumulated depreciation. Included in vessel costs are acquisition costs directly attributable to the acquisition of a vessel including capitalized interest and expenditures made to prepare the vessel for its initial voyage. Vessels are depreciated to their residual value on a straight-line basis over their estimated useful lives of 25 years from the date the vessel is ready for its first voyage. The estimated useful life of 25 years is management’s best estimate and is also consistent with industry practice for similar vessels. The residual value is estimated as the lightweight tonnage of each vessel multiplied by a estimated scrap value per ton. The scrap value per ton is estimated taking into consideration the historical four years average scrap market rates at the balance sheet date.
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

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

Deferred drydocking costs
The vessels are required to undergo planned drydocks for replacement of certain components, major repairs and maintenance of other components, which cannot be carried out while the vessels are operating, approximately every 30 months or 60 months depending on the nature of work and external requirements. These drydock costs are capitalized and depreciated on a straight-line basis over the estimated period until the next drydock. When the drydock expenditure is incurred prior to the expiry of the period, the remaining balance is expensed. The Company had no drydocking activity during the three years ended December 31, 2016.
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
Other assets
Other assets consist primarily of deferred financing costs relating to lines of credit and loan facilities that have not yet been drawn down. As the loan facilities are drawn down, the related portion of costs incurred relating to such facilities will be reflected as a reduction to the related debt. Deferred financing costs relating to both the lines of credit and loan facilities are amortized to expense over the life of the related debt using the effective interest rate method.
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
During the fourth quarter of 2016, the Company performed impairment tests of the Company’s vessels due to the prevailing conditions in the shipping industry. The Company compared undiscounted cash flows to the carrying values for each of the Company’s vessels to determine if the assets were impaired. In developing its estimates of undiscounted cash flows, the Company makes assumptions and estimates about vessels’ future performance, with the most significant assumptions relating to (i) charter rates on expiry of existing charters, which are based on the current fixing applicable to five-year time charter rates and thereafter, the ten-year historical average for each category of vessel (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry docking frequency, duration and cost, (v) estimated useful life which is assessed as a total of 25 years and (vi) estimated scrap values. In the case of an indication of impairment, the results of a recoverability test would also be sensitive to the discount rate applied.
The assumptions used involve a considerable degree of estimation. Actual conditions may differ significantly from the assumptions and thus actual cash flows may be significantly different to those expected with a material effect on the recoverability of each vessel’s carrying amount.
No impairment charges were recorded on the Company’s long-lived assets held for use as at December 31, 2016 and 2015 based on the assumptions made, the expected undiscounted future cash flows exceeding the vessels’ carrying amounts.
Fair value of financial instruments
Substantially all of the Company’s financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents, amounts due to / from charterers, accounts payable and long-term debt, are carried at market value or estimated fair value.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

Deferred financing costs, net
Deferred financing costs, included in other assets or as a reduction to debt balances (as described above), consist of fees, commissions and legal expenses associated with obtaining or modifying loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method and are included in Financial expense, net in the Consolidated Statement of Operations. Amortization was $4.1 million, $2.0 million, and $0.2 million respectively for years ended December 31, 2016, 2015 and 2014. Deferred financing costs of $26.1 million and $14.9 million, and accumulated amortization was $6.2 million and $2.1 million as of December 31, 2016 and 2015, respectively. Amortization for the next five years based on balances as of December 31, 2016 are as follows (in millions):

2017	$5.1
2018	4.9
2019	4.6
2020	4.0
2021	1.1
Total	19.7
The Company wrote off $3.8 million and $16.1 million during the years ended December 31, 2016 and 2015, respectively, associated with the portion of deferred financing costs accumulated on credit facilities for which the commitments were reduced due to the sale of vessels, cancellation of the construction contract or because the amount of the facility exceeded the amounts that we would be able to draw downdue to decreases in vessel values.
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
Income tax
Scorpio Bulkers Inc. is incorporated in the Republic of the Marshall Islands, and its subsidiaries are incorporated in the Republic of the Marshall Islands and the Cayman Islands. In accordance with the income tax laws of the Marshall Islands and the Cayman Islands, we are not subject to Marshall Islands or Cayman Islands income tax. We are also exempt from income tax in other jurisdictions including the United States of America due to tax treaties or domestic tax laws; therefore, we will not have any tax charges, benefits, or balances.
Concentration of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk are amounts due from charterers and from related parties. With respect to balances due from the Scorpio Ultramax Pool, and the Scorpio Kamsarmax Pool (see Note 13), the Company, through SCM, limits its credit risk by performing ongoing credit evaluations and, when deemed necessary, requires letters of credit, guarantees or collateral.  The Company earned 40%, and 60% of its revenues (including commissions from SCM) from two customers during the year ended December 31, 2016. The Company earned 41% and 43% and 8% of its revenues (including commissions from SCM), from three customers during the year ended December 31, 2015. During the year

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

ended 12/31/2014, the Company earned 71% and 21% of its revenues (including commissions from SCM), respectively from two customers. Management does not believe significant risk exists in connection with the Company’s concentrations of credit at December 31, 2016 due to the number of charterers with which the pools conduct business.
At December 31, 2016, the Company maintains all of its cash and cash equivalents with seven financial institutions.  None of the Company’s cash and cash equivalent balances are covered by insurance in the event of default by these financial institutions.
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
Current economic conditions make forecasting difficult, and there is the possibility that our actual trading performance during the coming year may be materially different from expectations. Based on internal forecasts and projections that take into account reasonably possible changes in our trading performance, we believe that we have adequate financial resources to continue in operation and meet our financial commitments (including but not limited to newbuilding installments, debt service obligations and charterhire commitments) for a period of at least 12 months from the date of this annual report. Accordingly, we continue to adopt the going concern basis in preparing our financial statements.
Currency and exchange rate risk
The international shipping industry’s functional currency is the U.S. Dollar. Virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain operating expenses in currencies other than the U.S. Dollar, and the foreign exchange risk associated with these operating expenses is immaterial.
Recent accounting pronouncements
In November 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-18, “Restricted Cash”. When cash, cash equivalents, restricted cash and restricted cash equivalents are presented in more than one line item on the balance sheet, the new guidance requires a reconciliation of the totals in the statement of cash flows to the related captions in the balance sheet. This reconciliation can be presented either on the face of the statement of cash flows or in the notes to the financial statements. The guidance is effective for fiscal years beginning after 15 December 2017, and interim periods within those years. Early adoption in an interim period is permitted, but any adjustments must be reflected as of the beginning of the fiscal year that includes that interim period. The Company does not expect ASU 2016-018 to have a significant impact on its Consolidated Statement of Cash Flows.
In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments”, which addresses classification issues related to the statement of cash flows. Classification issues relate to (i) debt repayment of debt extinguishment costs, (ii) settlement of zero-coupon bonds, (iii) contingent consideration payments made after a business combination, (iv) proceeds from the settlement of insurance claims, (v) proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies, (vi) distributions received from equity method investees, (vii) beneficial interests in securitization transactions, and (viii) separately identifiable cash flows and application of the predominance principle. The guidance is effective for annual and interim periods in fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the ASU in an interim period, adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. Entities should apply this ASU using a retrospective transition method to each period presented. If it is impracticable for an entity to apply the ASU retrospectively for some of the issues, it may apply the amendments for those issues prospectively as of the earliest date practicable. The Company does not expect ASU 2016-15 to have a significant impact on its Consolidated Statement of Cash Flows.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

In March 2016, the FASB issued ASU 2016-09, “Improvements to Employee Share-Based Payment Accounting”. The new guidance requires excess tax benefits and tax deficiencies to be recorded on the income statement when the awards vest or are settled. In addition, cash flows related to excess tax benefits will no longer be separately classified as a financing activity on the statement of cash flows. The standard also allows withholding up to the maximum statutory amount for taxes on employee share-based compensation, clarifies that all cash payments made on an employee’s behalf for withheld shares should be presented as a financing activity on the statement of cash flows and provides an accounting policy election to account for forfeitures as they occur. The new standard is effective for annual reporting periods beginning after December 15, 2016 with early adoption permitted. The Company does not expect ASU 2016-09 to have a significant impact on its consolidated financial statements.

In February 2016 the FASB issued ASU 2016-02, “Leases”, which is intended to improve financial reporting about leasing transactions. The ASU affects all companies that lease assets. The ASU will require organizations that lease assets, or lessees, to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with terms of more than twelve months. The accounting by organizations that own the assets leased by the lessee, the lessor, will remain largely unchanged from current U.S. GAAP. The ASU will also require additional quantitative and qualitative disclosures to help financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. The ASU is effective for fiscal years and interim periods beginning after December 15, 2018 although early adoption is permitted. The ASU requires reporting organizations to take a modified retrospective transition approach. The Company is currently in the process of evaluating the impact of adoption of the ASU on its consolidated financial statements but could experience a gross up of assets and liabilities should the Company time charter-in a significant number of vessels.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers”, which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. This update defines a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. ASU 2014-09 was originally going to be effective January 1, 2017; however, the FASB recently issued ASU 2015-14, which deferred the effective date of ASU 2014-09 by one year to January 1, 2018. The adoption of this standard is not expected to have a material impact on the revenue recognized for our vessels that operate in pools or on time charter.  These arrangements qualify as single performance obligations that meet the criteria to recognize revenue ‘over time’ as the customer (i.e. the pool or the charterer) is simultaneously receiving and consuming the benefits of the vessel.  This method of revenue recognition is identical to our current accounting policy for these types of employment arrangements.  For vessels operating in the spot market, we also expect to recognize revenue over time however, the time period over which revenue is recognized is still being determined.
Recently adopted accounting standards
In April 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-03, “Simplifying the Presentation of Debt Issuance Costs”, which changes the presentation of debt issuance costs in financial statements. ASU 2015-03 requires an entity to present such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs will continue to be reported as interest expense. The new standard is effective for annual reporting periods beginning after December 15, 2015. We adopted ASU 2015-03 effective January 1, 2016. As a result of the retrospective adoption, we reclassified unamortized debt issuance costs of $12.3 million and $3.2 million as of December 31, 2015 and 2014, respectively, from Deferred financing costs, net to a reduction in both current and non-current Bank loans, net as well as Senior Notes, net in the Consolidated Balance Sheet. Adoption of this standard did not impact results of operations, retained earnings or cash flows in the current or previous interim and annual reporting periods.

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements - Going Concern”. ASU 2014-15 provides U.S. GAAP guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and on related required footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company’s ability to continue as a going concern within one year from the date the financial statements are issued. ASU 2014-15 is applicable to all entities and is effective for annual reporting periods ending after December 15, 2016 and for annual and interim reporting periods thereafter. Early application is permitted. Adoption of this standard did not impact results of operations, retained earnings or cash flows in the current or previous interim and annual reporting periods.

2.	Cash and cash equivalents
Included in cash and cash equivalents as of December 31, 2016 and 2015 is $25.4 million and $20.1 million, respectively, of short-term deposits with original maturities of less than three months.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

3.	Earnings Per Common Share
The following is a reconciliation of the basic and diluted earnings per share computations (amounts in thousands, except per share data):

	For the years ended December 31,
	2016	2015	2014
Net loss for basic and diluted earnings per share	$(124,835)	$(510,789)	$(116,565)

Shares of common stock and common stock equivalents:
Weighted average shares basic	56,174	21,410	11,466
Effect of dilutive securities	—	—	—
Weighted average common shares - diluted	56,174	21,410	11,466

Loss per share:
Basic	$(2.22)	$(23.86)	$(10.17)
Diluted	$(2.22)	$(23.86)	$(10.17)
The following is a summary of share equivalents not included in the computation of diluted earnings per share because their effectives would have been anti-dilutive for the years ended December 31, 2016, 2015 and 2014 (in thousands).

	For the years ended December 31,
	2016	2015	2014
Share equivalents	3,600	1,248	582

4.	Vessels
At December 31, 2016 the Company owned 16 Kamsarmax vessels and 26 Ultramax vessels. A rollforward of activity within vessels is as follows (in thousands):

Balance December 31, 2014	$66,633
Transfer from vessels under construction and other additions	1,002,912
Depreciation	(14,263)
Transferred to assets held for sale	(290,828)
Balance December 31, 2015	$764,454
Transfer from vessels under construction and other additions	506,189
Depreciation	(36,562)
Balance December 31, 2016	$1,234,081
During 2015, vessels and accumulated depreciation were reduced by approximately $294.5 million and $3.6 million, respectively, for vessels that were sold. There were no such reductions during 2016. All of our vessels serve as collateral against existing loan facilities.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

Owned vessels

Vessel Name	Year Built	DWT	Vessel Type
SBI Antares	2015	61,000	Ultramax
SBI Athena	2015	64,000	Ultramax
SBI Bravo	2015	61,000	Ultramax
SBI Leo	2015	61,000	Ultramax
SBI Echo	2015	61,000	Ultramax
SBI Lyra	2015	61,000	Ultramax
SBI Tango	2015	61,000	Ultramax
SBI Maia	2015	61,000	Ultramax
SBI Hydra	2015	61,000	Ultramax
SBI Subaru	2015	61,000	Ultramax
SBI Pegasus	2015	64,000	Ultramax
SBI Ursa	2015	61,000	Ultramax
SBI Thalia	2015	64,000	Ultramax
SBI Cronos	2015	61,000	Ultramax
SBI Orion	2015	64,000	Ultramax
SBI Achilles	2016	61,000	Ultramax
SBI Hercules	2016	64,000	Ultramax
SBI Perseus	2016	64,000	Ultramax
SBI Hermes	2016	61,000	Ultramax
SBI Zeus	2016	60,200	Ultramax
SBI Hera	2016	60,200	Ultramax
SBI Hyperion	2016	61,000	Ultramax
SBI Tethys	2016	61,000	Ultramax
SBI Phoebe	2016	64,000	Ultramax
SBI Poseidon	2016	60,200	Ultramax
SBI Apollo	2016	60,200	Ultramax
Total Ultramax		1,603,800
SBI Cakewalk	2014	82,000	Kamsarmax
SBI Charleston	2014	82,000	Kamsarmax
SBI Samba	2015	84,000	Kamsarmax
SBI Rumba	2015	84,000	Kamsarmax
SBI Capoeira	2015	82,000	Kamsarmax
SBI Electra	2015	82,000	Kamsarmax
SBI Carioca	2015	82,000	Kamsarmax
SBI Conga	2015	82,000	Kamsarmax
SBI Flamenco	2015	82,000	Kamsarmax
SBI Bolero	2015	82,000	Kamsarmax
SBI Sousta	2016	82,000	Kamsarmax
SBI Rock	2016	82,000	Kamsarmax
SBI Lambada	2016	82,000	Kamsarmax
SBI Reggae	2016	82,000	Kamsarmax
SBI Zumba	2016	82,000	Kamsarmax
SBI Macarena	2016	82,000	Kamsarmax
Total Kamsarmax		1,316,000
Total Owned Vessels DWT		2,919,800

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

SBI Macarena had not reached its port of first load as of December 31, 2016, and therefore the vessel cost remains in vessels under construction.

5.	Vessels under construction
Vessels under construction was $180.0 million and $288.3 million as of December 31, 2016 and 2015, respectively. These balances consist primarily of installments paid to shipyards on our newbuilding contracts.
A rollforward of activity within vessels under construction is as follows (in thousands):

Balance December 31, 2014	$866,844
Installment payments and other	875,970
Capitalized interest	11,886
Transferred to vessels	(1,001,808)
Transferred to assets held for sale	(464,610)
Balance December 31, 2015	$288,282
Installment payments and other	401,556
Capitalized interest	6,951
Transferred to vessels	(506,362)
Write off due to contract cancellation	(10,427)
Balance December 31, 2016	180,000
All vessels under construction serve as collateral for related loan facilities. The estimated cost of these six newbuildings is approximately $161.9 million of which we paid $143.2 million through December 31, 2016.
A summary of our vessels under construction as of December 31, 2016 is as follows:

Ultramax Vessels
	Vessel Name	Expected Delivery	DWT	Shipyard
1	Hull CX0655 - TBN SBI Samson	Q1-17	64,000	Chengxi Shipyard Co. Ltd.
2	Hull CX0656 - TBN SBI Phoenix	Q1-17	64,000	Chengxi Shipyard Co. Ltd.
	Ultramax NB DWT		128,000

Kamsarmax Vessels
	Vessel Name	Expected Delivery	DWT	Shipyard
1	Hull S1735A - TBN SBI Parapara	Q1-17	82,000	Hudong-Zhonghua (Group) Co., Ltd.
2	Hull S1736A - TBN SBI Mazurka	Q1-17	82,000	Hudong-Zhonghua (Group) Co., Ltd.
3	Hull S1232 - TBN SBI Swing	Q1-17	82,000	Hudong-Zhonghua (Group) Co., Ltd.
4	Hull S1233 - TBN SBI Jive	Q2-17	82,000	Hudong-Zhonghua (Group) Co., Ltd.
	Kamsarmax NB DWT		328,000
	Total Newbuild DWT		456,000

6.	Assets Held for Sale
As of December 31, 2016, the Company did not have any vessels classified as held for sale.
During 2016, the Company sold the eight vessels that were classified as held for sale as of December 31, 2015, for net proceeds of $271.4 million and recorded $0.8 million in additional expenses upon the completion of the sales of those vessels.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

During 2015, the Company sold 23 vessels for net proceeds of $281.1 million during the year ended December 31, 2015, including seven vessels that were classified as held for sale at December 31, 2014.

During 2014, the Company recorded a write down on assets held for sale aggregating $55.5 million which includes (i) the amount by which balances in vessels under construction for these contracts exceeded the selling prices of the contracts net of remaining installments yet to be made under the contracts, including modifications to contract prices of the three LR1 product tanker contracts, and (ii) costs expected to be incurred to suppliers relating to the cancellation of orders for the purchase of components that would have been used in the construction of the Capesize vessels prior to their modification. An additional $4.4 million loss was recorded in 2015 related to these contracts for additional costs and adjustments to estimates, the majority of which relates to the two LR2 newbuilding contracts for which Scorpio Tankers Inc., a related party, declined the option to purchase and the contracts were subsequently sold for lower amounts.

7.	Commitment and Contingencies
Legal Matters
The Company is periodically involved in litigation and various legal matters that arise in the normal course of business. Such matters are subject to many uncertainties and outcomes that are not predictable. At the current time, the Company does not believe that any of these matters will have a material adverse effect on its financial position or future results of operations and therefore has not recorded any reserves as of December 31, 2016.
Capital Commitments
As of December 31, 2016, the Company had $18.6 million of total contractual obligations scheduled to be paid in 2017 for one of the six undelivered vessels. As of December 31, 2016, we had a cash balance of $101.7 million and a maximum of $51.6 million available to draw upon under signed credit facility agreements. The amount of debt we can draw upon is dependent upon the fair value of our vessels and if the fair market values of our vessels decline, the amount we may drawdown under our secured credit facilities may be reduced.
Time chartered-in vessels
The Company time charters in vessels, which were entered into and operated out of spot market-oriented commercial pools managed by our commercial manager. The Company has agreements to charter-in two drybulk vessels. The terms of the time charter-in contracts are summarized as follows:

Vessel Type	Year Built	DWT	Where Built	Daily Base Rate	Earliest Expiry
Kamsarmax	2012	82,000	South Korea	$15,500	30-Jul-17
Panamax	2004	77,500	China	$14,000	03-Jan-17
Aggregate TC DWT		159,500
Future minimum obligations under non-cancelable time charter-in agreements as of December 31, 2016 was, $3.3 million.
Debt
See Note 11, Debt, to the consolidated financial statements for a schedule of debt payments at December 31, 2016.
Other
The Company also has certain commitments related to the commercial and technical management of its vessels. As of December 31, 2016, we would be obligated to pay termination fees of $7.4 million to SCM and SSM if we were to cancel our service agreements with them as of December 31, 2016. We are also required to pay SCM for each vessel that we own an amount equal to six months of commissions that SCM would have expected to earn had the contracts not been terminated.  Due to the variable nature of the commissions, they have been excluded from these figures.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

8.	Accounts Payable and Accrued Expenses
Accounts payable and accrued expenses consist of the following:

	As of
(in thousands)	December 31, 2016	December 31, 2015
Accounts payable	$4,612	$11,934
Accrued operating	2,250	2,371
Accrued administrative	3,171	1,909
Accounts payable and accrued expenses	$10,033	$16,214
Accounts payable is primarily consists of obligations to suppliers arising in the normal course of business. Accrued operating relates to obligations arising from operation of the Company’s owned and chartered-in vessels and construction of the Company’s fleet, such as operating costs and installments on vessels under construction. Accrued administrative relates to obligations that are corporate or financing in nature, such as payroll, professional fees, interest and commitment fees.

9.	Common Shares
As of December 31, 2016 we had:

•	75,298,676 common shares outstanding, the $0.01 par value of which is recorded as common stock of $0.8 million.

•	Paid-in capital of $1.7 billion which substantially represents the excess net proceeds from common stock issuances over the par value as well as the amount of cumulative restricted stock amortization.
Effective December 31, 2015, the Company’s Board of Directors, or the Board, determined to effect a one-for-twelve reverse stock split of the Company's common shares, par value $0.01 per share, and a reduction in the total number of authorized common shares to 56,250,000 shares.  The Company's shareholders approved the reverse stock split and change in authorized common shares at the Company's special meeting of shareholders held on December 23, 2015.  This reduced the number of outstanding common shares from 344,239,098 shares to 28,686,561 shares. On December 17, 2015, the Company received notice from the NYSE that the Company was no longer in compliance with the NYSE's continued listing standards because the average closing share price of its common shares over a consecutive 30 trading-day period ending December 15, 2015 fell below the requirement to be at least $1.00 per share.  The purpose of the reverse stock split was to increase the market price of the Company's common shares.  The increased market price for our common shares as a result of implementing the reverse stock split cured this deficiency.
In June 2016, upon receiving shareholder approval, we further amended our Amended and Restated Articles of Incorporation to increase our total number of authorized common shares to 112,500,000.
On June 16, 2015, the Board approved a Shareholders’ Rights Plan, as subsequently amended and restated on January 14, 2016, or the Rights Plan, and authorized and declared a dividend distribution of one right for each outstanding share of common stock of the Company to stockholders. Each right entitled the holder to purchase from the Company one one-thousandth of a share of preferred stock at an exercise price of $50.00 per one one-thousandth of a preferred share.
The Rights Plan was intended to protect stockholders’ rights in the event of an unsolicited takeover attempt. It was not intended to prevent a takeover of the Company on terms that were favorable and fair to all shareholders and would not have interfered with a merger approved by the Board.
The rights would have generally become exercisable only if a person or group acquired beneficial ownership of 20% or more of the Company’s common stock in a transaction not approved by the Board and the Board did not redeem the rights within ten business days of such an event. If triggered, the right could have entitled the holder to one of the following:

•	To purchase, for the exercise price, a number of common shares having a then current market value of twice the exercise price,

•	To purchase, for the exercise price, one-thousandth of a share of preferred stock, or

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

•	The Board may have exchanged the rights, in whole or in part, for common shares at an exchange ratio of one to one or for cash or other securities having a value approximately equal to one share.
The rights expired on June 18, 2016.
During 2016, the Company issued a total of 51,679 shares, with a fair value of $0.2 million, to SSH pursuant to the Administrative Services Agreement in connection with the deliveries of our newbuilding vessels.
During 2016, the Company issued an aggregate of 44.0 million shares of common stock, par value $0.01 per share, at $3.00 per share in two separate underwritten public offerings. SSH and certain of the Company's directors purchased an aggregate of $10.3 million common shares at the public offering prices. The Company received approximately $128.1 million of net proceeds from the issuance.
On June 16, 2015, the Company issued 12,745,833 shares of common stock, par value $0.01 per share at $18.00 per share in an underwritten public offering. SSH and certain of our executive officers purchased an aggregate of 833,333 common shares at the public offering price. The company received $218.6 million of proceeds from the issuance.
During 2015, the Company issued a total of 111,725 shares to SSH pursuant to the Administrative Services Agreement relating to the delivery of 28 vessels and the sale of 20 vessels. The aggregate value of these shares was $2.4 million.
In 2014, the underwriters in the Company’s initial public offering, which closed on December 17, 2013, exercised in full their option to purchase an additional 391,250 common shares at the public offering price of $117.00 per share. The sale of these common shares resulted in net proceeds to the Company of approximately $42.4 million, after deducting underwriters’ discounts and commissions.
During 2014, the Company issued a total of 4,366 shares to SSH pursuant to the Administrative Services Agreement relating to two newbuilding Kamsarmax vessels delivered to us. The aggregate value of these shares was $0.5 million.
During 2014 the Company issued 3,333,333 Common shares through a Securities Purchase Agreement with certain institutional investors for the private placement of shares of its common stock, par value $0.01 per share for $150.0 million. Of this share issuance, SSH acquired 333,333 shares for $15.0 million.

10.	Equity Incentive Plan
The Scorpio Bulkers Inc. 2013 Equity Incentive Plan, or the Plan was approved by the Company’s Board and became effective on September 30, 2013 and was last amended effective June 29, 2016. Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the plan), unless otherwise provided by the plan administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full. The Board may amend or terminate the Plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Shareholder approval of plan amendments will be required under certain circumstances. As of December 31, 2016 we reserved a total of 3,970,580 common shares for issuance under the Plan, subject to adjustment for changes in capitalization as provided in the Plan. The Plan is administered by the Compensation Committee. The Plan will remain in effect until the tenth anniversary of the date on which the Plan was adopted by the Board, unless terminated, or extended by the Board. After this date, no further awards shall be granted pursuant to the Plan, but previously granted awards will remain outstanding in accordance with their applicable terms and conditions.
Under the Plan, the Company is permitted to grant incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common shares.
Under the terms of the Plan, stock options and stock appreciation rights granted under the Plan will have an exercise price equal to the fair market value of a common share on the date of grant, unless otherwise determined by the plan administrator, but in no event will the exercise price be less than the fair market value of a common share on the date of grant. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than ten years from the date of grant. The Company did not grant any option awards or stock appreciation rights under the Plan during the three years ended December 31, 2016.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
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
The company recorded share-based compensation expense of $18.6 million $24.6 million and $23.9 million for the years ended December 31, 2016, 2015 and 2014, respectively, related to restricted stock awards, which is included in General and administrative expenses in the Consolidated Statement of Operations.
A summary of activity for restricted stock awards during the three years December 31, 2016 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value $
Outstanding at December 31, 2013	405,156	115.97
Granted	179,014	111.71
Vested	(2,499)	116.40
Outstanding at December 31, 2014	581,671	114.66
Granted	804,035	20.03
Vested	(137,543)	115.90
Outstanding at December 31, 2015	1,248,163	53.56
Granted	2,582,000	3.26
Vested	(208,266)	107.82
Forfeited	(21,564)	51.50
Outstanding at December 31, 2016	3,600,333	14.36
As of December 31, 2016, there was $20.0 million of total unrecognized compensation cost related to restricted stock awards. These costs are expected to be recognized over the weighted average period of approximately 1 year. During 2016, restricted stock with a fair value of approximately $0.6 million vested.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

11.	Debt
During 2016, the Company and its lenders agreed to loan amendments that strengthened the Company’s balance sheet, liquidity position and financial flexibility. The Company’s long-term debt consists of Senior Notes and bank loans, summarized as follows:

	December 31,
(amounts in thousands)	2016	2015

Senior Notes	$73,625	$73,625

Bank Loans:
$39.6 Million Credit Facility	$20,144	$30,754
$409 Million Credit Facility	167,816	94,473
$330 Million Credit Facility	225,759	173,950
$42 Million Credit Facility	38,512	36,588
$67.5 Million Credit Facility	40,461	29,666
$411.3 Million Credit Facility	—	83,261
$12.5 Million Credit Facility	10,379	11,750
$27.3 Million Credit Facility	19,375	—
	522,446	460,442
Less: Current portion	(13,882)	(110,226)
	$508,564	$350,216

	December 31, 2016			December 31, 2015
(amounts in thousands)	Current	Non-current	Total	Current	Non-current	Total
Total bank loans and senior notes, gross	13,882	582,188	596,070	110,226	423,841	534,067
Unamortized deferred financing costs	(402)	(16,196)	(16,598)	(2,487)	(9,856)	(12,343)
Total bank loans and senior notes, net	13,480	565,992	579,472	107,739	413,985	521,724
The future principal and estimated interest payments (based on the interest rates in effect as of December 31, 2016) under the Company’s long-term debt over the next five years on our Senior Notes and credit facilities as of December 31, 2016 is as follows:

(amounts in thousands)	Principal	Interest	Total
2017	13,883	26,116	39,999
2018	21,515	25,280	46,795
2019	95,727	23,032	118,759
2020	221,543	17,880	239,423
2021	206,952	5,915	212,867
Thereafter	36,450	1,903	38,353
Total	596,070	100,126	696,196
Unsecured Senior Notes
On September 22, 2014, the Company issued $65.0 million in aggregate principal amount of 7.5% Senior Notes due September 2019, or the Senior Notes, and on October 16, 2014 the Company issued an additional $8.6 million aggregate principal amount

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

of Senior Notes when the underwriters partially exercised their option to purchase additional Senior Notes on the same terms and conditions.
All terms mentioned are defined in the indenture.
The Senior Notes will mature on September 15, 2019 and bear interest at a rate of 7.5% per year, payable quarterly on each March 15, June 15, September 15 and December 15. The Senior Notes are redeemable at the Company’s option in whole or in part, at any time on or after September 15, 2016 at a redemption price equal to 100% of the principal amount to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date.
The Senior Notes are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured and unsubordinated debt and are effectively subordinated to our existing and future secured debt, to the extent of the value of the assets securing such debt, and will be structurally subordinated to all existing and future debt and other liabilities of our subsidiaries. No sinking fund is provided for the Senior Notes. The Senior Notes were issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof and are listed on the New York Stock Exchange under the symbol “SLTB”. The Senior Notes require us to comply with certain covenants, including financial covenants; restrictions on consolidations, mergers or sales of assets and prohibitions on paying dividends or returning capital to equity holders if a covenant breach or an event of default has occurred or would occur as a result of such payment. If the Company undergoes a change of control, holders may require us to repurchase for cash all or any portion of their notes at a change of control repurchase price equal to 101% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the change of control purchase date.
The financial covenants include:

•	Net borrowings shall not equal or exceed 70% of total assets.

•	Tangible net worth shall always exceed $500.0 million.
As of December 31, 2016, we were in compliance with the financial covenants relating to the Senior Notes.
In December 2016, our Board of Directors authorized the repurchase of up to $20.0 million of our outstanding Senior Notes in open market or privately negotiated transactions. The specific timing and amounts of the repurchases, which will be funded by available cash, will be in the sole discretion of management and vary based on market conditions and other factors. This authorization has no expiration date. As of December 31, 2016, the full $20.0 million remains available for repurchases under this authorization.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

Secured Credit Facilities
The Company had seven credit agreements in place, which are all collateralized by certain of the Company’s vessels. The following is a summary of those credit agreements as of December 31, 2016.

($000’s)	$39.6 Million Credit Facility	$409 Million Credit Facility	$330 Million Credit Facility	$42 Million Credit Facility	$67.5 Million Credit Facility	$12.5 Million Credit Facility	$27.3 Million Credit Facility
Date of Agreement	June 27, 2014	December 30, 2014	July 29, 2014	January 30, 2015	July 30, 2014	December 22, 2015	December 22, 2015

Total Vessels to be Financed
Kamsarmax	2	8	6	2	2	—	—
Ultramax	—	7	15	1	2	1	2

Interest Rate-LIBOR+	2.925%	3.000%	2.925%	2.970%	2.950%	3.000%	2.950%

Commitment Fee	1.170%	1.200%	1.170%	1.120%	1.250%	—%	1.180%

Maturity Date	September 28, 2020	December 30, 2020	July 29, 2021	6 years from each Kamsarmax drawdown and September 21, 2021 on the Ultramax tranche	7 years from each drawdown	December 22, 2020	5 years from each drawdown

Amount drawn down (in thousands)	33,550	207,569	255,825	48,870	53,816	11,750	23,250

Amount outstanding (in thousands)	20,144	167,816	225,759	38,512	40,461	10,379	19,375

Carrying Value of Vessels Collateralized (in thousands)	62,040	404,650	487,195	97,297	116,538	30,988	63,172

Amount Available (in thousands)	—	13,200	38,400	—	—	—	—

Remaining Vessels to be Financed	—	1	3	—	—	—	—

The loan amendments discussed below were accounted for as debt modifications in accordance with ASC 470, Debt.
$39.6 Million Credit Facility
During 2016, the Company reached agreements with the lender to add eight quarterly installment payments to the balloon payment in exchange for an advance principal repayment of approximately $4.7 million and to not make the installment payments falling due in the first quarter of 2018 in exchange for an advance principal repayment of approximately $0.5 million. As a result of these agreements, the Company will not have to make quarterly installment payments until the second quarter of 2020.
The Company also reached an agreement with the lender to extend the maturity date of this facility from June 2019 to September 2020 subject to the Company meeting certain conditions on or before June 2019.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

$330.0 Million Credit Facility
During 2016, the Company reached agreements whereby quarterly installment payments on certain of the existing debt were waived until the second quarter of 2017 in exchange for prepayments totaling $23.8 million. Installment payments on certain of the other existing debt and new debt will be paid as per the original loan agreement. The lenders also agreed to extend the availability period of the credit facility to June 30, 2017 (from December 31, 2016) in order to accommodate delivery delays of certain vessels. The Company also agreed to reduce the available loan amount by approximately $16.8 million, for which $0.6 million of deferred financing costs were written off. This write-off is reflected in financing costs in the Consolidated Statement of Operations.
$67.5 Million Credit Facility
During 2015, the Company reached an agreement to reduce the amount drawn down by any quarterly installments that would have been paid through December 31, 2016 and the quarterly payments would not begin until 2017. During 2016, the Company and lender further agreed to add eight quarterly installment payments to the balloon payment in exchange for an advance principal repayment of approximately $8.0 million. The Company also reached an agreement with the lender to reduce the available loan amount by approximately $4.4 million, while making an additional advance principal repayment of approximately $2.5 million. The Company wrote off approximately $0.2 million of deferred financing costs, which is included in financing costs in the Consolidated Statement of Operations related to this reduction. As a result of these agreements, the Company will not have to make quarterly installment payments until the first quarter of 2021.
$409.0 Million Credit Facility
During 2016, the Company reached agreements with the lenders to defer between seven and eight quarterly installment payments to between the first and fourth quarter of 2020, depending on the vessel, in exchange for an advance principal repayments of approximately $26.8 million (calculated on the basis of loan amounts available for undelivered ships), which was made during 2016 or, where applicable, will be made upon drawdown.

During 2016, the Company also agreed to reduce the available loan amount by approximately $38.6 million for which the Company wrote off $3.0 million of deferred financing costs. This is included in financing costs in the Consolidated Statements of Operations.

 In addition, the lenders also agreed to extend the availability period of the credit facility to February 28, 2017 in order to accommodate delivery delays of certain vessels.
$42.0 Million Credit Facility
During 2016, the Company signed an amendment with the lender for a $10.9 million upsize to its original $42 million senior secured credit facility. The proceeds of the upsized commitment financed a portion of the purchase price of one Ultramax vessel that was delivered to the Company in the third quarter of 2015.
During 2016, the Company also reached agreements with the lender to add eight quarterly installment payments to the balloon payment in exchange for an advance principal repayment of approximately $6.5 million. In addition, the Company agreed with the lender to not make installment payments due in the first quarter of 2018 in exchange for approximately $0.8 million. As a result of these agreements, the Company will not have to make quarterly installment payments until the second quarter of 2020.
$12.5 Million Credit Facility
During 2016, the Company reached an agreement with the lender to add four quarterly installment payments to the balloon payment in exchange for an advance principal repayment of approximately $0.8 million. As a result of this agreement, the Company will not have to make quarterly installment payments until the fourth quarter of 2018.
$27.3 Million Credit Facility
During 2016, the Company reached agreements with the lender to add eight quarterly installment payments to the balloon payment in exchange for an advance principal repayment of $3.1 million. In addition the Company agreed with the lender to not make installment payments falling due between and the second and third quarters of 2018 in exchange for approximately $0.8 million. As a result of these agreements, the Company will not have to make quarterly installment payments until the fourth quarter of 2020.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

Each of these seven credit agreements, as amended through December 31, 2016, has financial covenants with which we must comply (based on terms defined in the credit agreements), the most stringent by facility are as follows:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth (adjusted for a minimum amount of $100.0 million in historical non-operating costs and to exclude certain future non-operating items, including impairments) no less than $500.0 million plus (i) 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after December 31, 2013 and (ii) 50% of the value of any new equity issues occurring on or after December 31, 2013.

•
The ratio of EBITDA to net interest expense calculated on a year to date basis of greater than 1.00 to 1.00 for the quarters ending March 31, 2019 and June 30, 2019, 2.50 to 1.00 for the quarter ending September 30, 2019, calculated on a year-to-date basis and 2.50 to 1.00 for each quarter thereafter, calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or $0.7 million per owned vessel.

•
Maintain a minimum fair value of the collateral for each credit facility, such that the aggregate fair value of the vessels collateralizing the credit facility is 140%, except in the case of our $67.5 Million Credit Facility, for which it is 115% of the aggregate principal amount outstanding under such credit facility, or, if we do not meet these thresholds to prepay a portion of the loan or provide additional security to eliminate the shortfall.

In addition to the credit agreements described above, which are in effect as of December 31, 2016, the Company entered into the following credit agreement which was repaid in full during the year ended December 31, 2016:

On January 15, 2015, the Company signed a loan agreement for up to $411.3 million, or the $411.3 Million Credit Facility, which was originally planned to be used to finance a portion of 12 Capesize vessels. However, all Capesize vessels and Capesize vessels under construction were sold and $83.3 million, which was outstanding under this facility at December 31, 2015 was fully repaid in January 2016 and the credit facility was closed.
Our credit facilities discussed above have, among other things, the following restrictive covenants which would restrict our ability to:

•	incur additional indebtedness;

•	sell the collateral vessel, if applicable;

•	make additional investments or acquisitions;

•	pay dividends; and

•	effect a change of control of us.
In addition, our credit facilities contain customary events of default, including cross-default provisions. As of December 31, 2016, we are in compliance with the financial covenants of each of our seven credit facilities. We expect to remain in compliance with the financial covenants of each of our seven credit facilities for the next twelve months.
Interest rates on all of the Company’s secured credit facilities during the year ended December 31, 2016 ranged from 2.23% to 6.25%. The Company records its interest expense, all of which was capitalized until the fourth quarter of 2015, as a component of Financial expense, net on its Consolidated Statement of Operations. For the years ended December 31, 2016, 2015 and 2014, Financial expense, net consists of:

	Year ended December 31,
(in thousands)	2016	2015	2014
Interest expense	$16,002	$998	$—
Amortization of deferred financing costs	4,137	1,988	150
Write off	3,781	16,085	—
other, net	1,001	453	22
	$24,921	$19,524	$172

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

12.	Fair value of financial instruments
The carrying amount and fair value of financial instruments at December 31, 2016 and 2015 were as follows (in thousands):

	2016		2015
	Carrying value	Fair Value	Carrying value	Fair Value
Financial assets:
Cash and cash equivalents	$101,734	$101,734	$200,300	$200,300

Financial liabilities:
Bank loans	507,273	507,273	450,053	450,053
Senior Notes	72,199	65,850	71,671	36,813
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
The carrying value of our secured bank loans are measured at amortized cost using the effective interest method. The Company believes the carrying amounts of its bank loans at December 31, 2016 and December 31, 2015 approximate fair value because the interest rates on these instruments change with, or approximate, market interest rates. These amounts are shown net of $15.2 million and $10.4 million of unamortized deferred financing fees, on our consolidated balance sheet as of December 31, 2016 and December 31, 2015, respectively.
The Senior Notes are publicly traded on the New York Stock Exchange and are considered a level 1 item. The carrying values shown in the table are the face value of the notes net of $1.4 million and $2.0 million of unamortized deferred financing fees as of December 31, 2016 and December 31, 2015, respectively.
Certain of the Company’s assets and liabilities are carried at contracted amounts that approximate fair value. Assets and liabilities that are recorded at contracted amounts approximating fair value consist primarily of balances with related parties, prepaid expenses and other current assets, accounts payable and accrued expenses.
The Company believes the carrying amounts of its bank loans at December 31, 2016 and December 31, 2015 approximate fair value because the interest rates on these instruments change with, or approximate, market interest rates.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

Certain items are measured at fair value on a non-recurring basis. The table below details the portion of those items that we re-measured at fair value during 2015 and the resultant loss recorded.

	Fair Value Using
December 31, 2015	Total	Level 1	Level 2	Level 3	Total Losses
Assets held for sale	$338,048	$—	$—	$338,048	$418,521
Total	$338,048	$—	$—	$338,048	$418,521
Assets Held for Sale
The fair value of assets held for sale (see Note 6) was determined based on the selling price, net of estimated costs to sell, of such assets based on negotiated contracts, and are considered to be Level 3 items. During 2015, assets held for sale was with a carrying value of $756.6 million was written down to its implied fair value of $338.0 million, resulting in a charge of $418.5 million.

13.	Related Party Transactions
Our Co-Founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, is a member of the Lolli-Ghetti family, which in 2009 founded Scorpio Tankers Inc. (NYSE: “STNG”), or Scorpio Tankers, a large international shipping company engaged in seaborne transportation of refined petroleum products, of which Mr. Lauro is currently the Chairman and Chief Executive Officer. The Lolli-Ghetti family also owns and controls the Scorpio Group, including Scorpio Ship Management S.A.M., or SSM, which provides us with vessel technical management services, Scorpio Commercial Management S.A.M., or SCM, which provides us with vessel commercial management services, Scorpio Services Holding Limited, or SSH, which provides us and other related entities with administrative services and services related to the acquisition of vessels and Scorpio UK Limited, or SUK which provides us with chartering services. In addition, our Vice President, Mr. Filippo Lauro is the brother of Mr. Emanuele Lauro and a member of the Lolli-Ghetti family. Our Co-Founder, President and Director, Mr. Robert Bugbee is also the President and a Director of Scorpio Tankers and has a senior management position at the Scorpio Group.
We entered into an Administrative Services Agreement, as amended from time to time, with SSH, a party related to us, for the provision of administrative staff, office space and accounting, legal compliance, financial and information technology services for which we reimburse SSH for the reasonable direct and indirect expenses it incurs in providing us with such services. Such costs are classified as general and administrative in the Consolidated Statement of Operations.
SSH also arranges vessel sales and purchases for us. We pay SSH a fee, payable in the Company’s common shares, for arranging vessel acquisitions, including newbuildings. The amount of common shares payable was determined by dividing $250,000 by the market value of our common shares based on the volume weighted average price of our common shares over the 30 trading day period immediately preceding the contract date of a definitive agreement to acquire any vessel. During 2016 we issued 51,679 shares, of our common shares to SSH. During the years ended December 31, 2015 and 2014 we issued 111,725 and 4,366 shares, respectively, of our common shares to SSH. We will deliver an additional 12,946 shares upon delivery of six vessels currently under construction. In addition, SSH has agreed with us not to own any drybulk carriers greater than 30,000 dwt for so long as the Administrative Services Agreement is in full force and effect. This agreement may be terminated by SSH after the third anniversary of our initial public offering upon 12 months’ notice or by us with 24 months’ notice.
In November 2014, SSH agreed to waive its fee on vessel acquisitions contracted after November 20, 2014, for so long as the closing price of our common shares remained below a specified threshold. Effective September 29, 2016, the Company amended the terms of its Administrative Services Agreement with SSH and this fee was eliminated on all future acquisitions.
The services provided to us by SSH may be sub-contracted to other entities within the Scorpio Group.
During November 2014, we issued and sold 333,333 shares to SSH for $15.0 million as part of a private placement transaction.
During June 2015, we issued and sold 833,333 shares to SSH for $15.0 million as part of a public offering.
During March 2016, we issued 5,000,000 shares to SSH for $15.0 million as part of a public offering.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

During June 2016, we issued 5,250,000 shares to SSH for $16.0 million as part of a public offering.
Our vessels are commercially managed by SCM and technically managed by SSM pursuant to a Master Agreement, as amended and restated from time to time, or the Amended and Restated Master Agreement, which may be terminated by either party upon 24 months’ notice, unless terminated earlier in accordance with the provisions of the Amended and Restated Master Agreement. In the event of a sale of one or more vessels, a notice period of three months’ and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change of control, including a sale of substantially all vessels, in which case a payment equal to 24 months of management fees will apply. Additional vessels that the Company may acquire in the future will also be managed under the Amended and Restated Master Agreement or on substantially similar terms.
SCM’s commercial management services include securing employment for our vessels in the spot market and on time charters. SCM also manages the Scorpio Group Pools (spot market-oriented vessel pools) including the Scorpio Ultramax Pool, the Scorpio Kamsarmax Pool and the currently inactive Scorpio Capesize Pool in which our owned and time chartered-in vessels are employed and from which we generate a significant portion of our revenue. The Scorpio Ultramax Pool, the Scorpio Kamsarmax Pool and the Scorpio Capesize Pool participants, including us and third-party owners of similar vessels, pay SCM a pool management fee of $300 per vessel per day, plus a 1.75% commission on the gross revenues per charter fixture. We typically have balances due from these pools, consisting primarily of working capital, undistributed earnings and reimbursable costs. These receivables are either classified as current or non-current assets within the Consolidated Balance Sheet depending upon whether the associated vessel is expected to exit the pool within the next 12 months. We are also allocated general and administrative expenses from SCM.
For the commercial management of any of our vessels that do not operate in one of these pools, we pay SCM a daily fee of $300 per vessel, plus a 1.75% commission on the gross revenues per charter fixture, which are classified as voyage expenses in the Consolidated Statement of Operations.
Effective November 20, 2014, SCM agreed to reduce, with respect to our vessels, the 1.75% commission to 1.00% until the first day when the closing price of the Company’s common shares was not less than $117 per share, adjusted to include all equity restructuring and authorized dividends paid on the Company’s share capital, at which time the commission would revert to 1.75%. The reduction in commission expense is classified as vessel revenues in the Consolidated Statement of Operations.
Effective September 29, 2016, pursuant to the terms of the Amended and Restated Master Agreement, effective beginning on the fifth day within any 20 trading day period that the closing price of the Company's common shares on the New York Stock Exchange is equal to or greater than $5.00, the commission payable for commercial management to SCM will be reinstated to 1.75% of all monies earned by a vessel from 1.00%. As of close of trading on the NYSE on November 18, 2016, the condition was met and the commission payable for commercial management was reinstated to 1.75% of all monies earned by a vessel, effective November 19, 2016.
The Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool were significant customers for the year ended December 31, 2016, accounting for 40% and 60% of our total vessel revenue (including commissions from SCM), respectively. During year ended December 31, 2015, the Scorpio Kamsarmax Pool, the Scorpio Ultramax Pool and the Scorpio Capesize Pool accounted for 41% and 43% and 8% of our total vessel revenue (including commissions from SCM), respectively. During year ended 12/31/2014, the Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool accounted for 71% and 21% of our total vessel revenue (including commissions from SCM), respectively.
Prior to the amendment to the Amended and Restated Master Agreement on September 29, 2016, contracts for the construction of vessels that were sold or cancelled prior to the Company taking delivery of the vessels resulted in a termination fee of $0.5 million per vessel and the termination fee for a vessel which was under SCM management was two years of daily fees of $300, or $0.2 million per vessel plus 1.00% of the estimated revenue SCM would have generated for the vessel over the next two years. This fee is classified as a loss/write off of vessels and assets held for sale in the Consolidated Statement of Operations.
Following the amendment to the Amended and Restated Master Agreement on September 29, 2016, the fees due for a termination of the commercial management arrangements in the event of the sale of one or more vessels, provided it does not amount to a change of control of the Company, including a sale of substantially all vessels, have been reduced to a three month notice period and payment equal to three months of management fees.
SSM’s technical management services include providing technical support, such as arranging the hiring of qualified officers and crew, supervising the maintenance and performance of vessels, purchasing supplies, spare parts and new equipment, arranging and supervising drydocking and repairs, and monitoring regulatory and classification society compliance and customer standards.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

We pay SSM an annual fee of $0.2 million per vessel to provide technical management services for each of our vessels upon delivery, which is a component of vessel operating cost in the Consolidated Statement of Operations.
In addition, representatives of SSM provide us with construction supervisory services while our vessels are being constructed in shipyards. In addition to the supervisory fee, we will compensate SSM for its direct expenses in assisting with the supervision, which can vary between $0.2 million and $0.5 million per vessel.
Prior to the amendment to the Amended and Restated Master Agreement on September 29, 2016, contracts for the construction of vessels that were sold or canceled prior to the Company taking delivery of the vessels resulted in a termination fee of $0.5 million per vessel and the termination fee for a vessel which was under SSM management was two years of annual fees of $0.2 million per vessel, or $0.4 million per vessel. This fee is classified as a loss/write off of vessels and assets held for sale in the Consolidated Statement of Operations.
Following the amendment to the Amended and Restated Master Agreement on September 29, 2016, the fees due for a termination of the technical management arrangements in the event of the sale of one or more vessels, provided it does not amount to a change of control of the Company, including a sale of substantially all vessels, have been reduced to a notice period of three months and a payment equal to three months of management fees.
SUK will allocate salaries of certain SUK employees to the Company for services performed for the Company.
Transactions with entities controlled by the Lolli-Ghetti family and with Scorpio Tankers (herein referred to as related party affiliates) in the Consolidated Statement of Operations and Consolidated Balance Sheet are summarized in the following tables (in thousands).

	Year Ended December 31,
	2016	2015	2014
Vessel revenue
Scorpio Kamsarmax Pool	$31,319	$25,151	$34,986
Scorpio Ultramax Pool	46,227	26,338	10,196
Scorpio Capesize Pool	—	4,857	—
SCM	856	718	31
Total vessel revenue	$78,402	$57,064	$45,213
Voyage expense:
SCM	$319	$664	$148
Vessel operating cost:
SSM	$7,191	$2,765	122
General and administrative expense:
SCM	$43	$258	$—
SSM	—	—	51
SSH	3,949	1,265	56
SUK	862	486	717
Total general and administrative expense	$4,854	$2,009	$824
Write down on assets held for sale
SCM	$500	$12,465	$—
SSM	500	13,000	—
Total write down on assets held for sale	$1,000	$25,465	$—

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

At December 31, 2016 and December 31, 2015, we had the following balances with related parties, which have been included in the Consolidated Balance Sheet:

	December 31,
	2016	2015
Assets
Due from related parties-current:
Scorpio Kamsarmax Pool	$2,579	$3,376
Scorpio Ultramax Pool	1,661	2,129
Scorpio Capesize Pool	—	2,268
SCM	—	424
Total due from related parties-current	$4,240	$8,197
Due from related parties non-current:
Scorpio Kamsarmax Pool	$4,606	$4,868
Scorpio Ultramax Pool	6,633	7,657
Total due from related parties non-current	$11,239	$12,525
Liabilities
Due to related parties-current :
SCM	$507	$3,415
SSM	209	4,274
SSH	321	—
Less balances due to SCM and SSM included in assets held for sale	—	(7,065)
Total due to related parties-current	$1,037	$624

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

14.	Segments
As of December 31, 2016, the Company is organized by vessel type into two operating segments through which the Company’s chief operating decision maker manages the Company’s business. The Kamsarmax and Ultramax Operations segments include the following:

•	Kamsarmax - includes vessels ranging from approximately 77,500 DWT to 98,700 DWT

•	Ultramax - includes vessels ranging from approximately 60,200 DWT to 64,000 DWT

Prior to 2016, the Company was organized into three operating segments: Kamsarmax, Ultramax and Capesize, which included vessels of approximately 180,000 DWT. However, the Company sold (or agreed to sell) all of its Capesize vessels and Capesize newbuilding vessels by the end of 2015.
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
The following schedule presents segment information about the Company’s operations for the years ended December 31, 2016, 2015 and 2014 (in thousands).

December 31, 2016	Capesize	Kamsarmax	Ultramax	Corporate	Total
Vessel revenue	$—	$31,685	$46,717	$—	$78,402
Voyage expenses	—	(81)	36	—	(45)
Vessel operating cost	—	27,083	41,749	—	68,832
Charterhire expense	—	12,323	5,033	—	17,356
Charterhire termination	—	2,500	7,500	—	10,000
Vessel depreciation	—	14,522	22,040	—	36,562
General and administrative expenses	380	1,718	2,725	29,172	33,995
Loss / write down on assets held for sale	1,006	11,557	(130)	—	12,433
Interest income	—	—	—	(933)	(933)
Foreign exchange gain	—	—	—	116	116
Financial expense, net	—	—	—	24,921	24,921
Segment loss	$(1,386)	$(37,937)	$(32,236)	$(53,276)	$(124,835)
During 2016, we recorded a $10.0 million charge to terminate four time charter-in contracts. Terminating these contracts reduced our cash outflow and had a positive impact on our future operating results as the contracts were at above current market rates.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

December 31, 2015	Capesize	Kamsarmax	Ultramax	Corporate	Total
Vessel revenue	$9,038	$26,712	$26,771	$—	$62,521
Voyage expenses	280	331	176	—	787
Vessel operating cost	5,089	9,986	14,297	—	29,372
Charterhire expense	—	29,509	21,880	—	51,389
Vessel depreciation	3,623	4,536	6,104	—	14,263
General and administrative expenses	275	498	713	33,896	35,382
Loss / write down on assets held for sale	408,318	8,997	5,622	—	422,937
Interest income	—	—	(4)	(352)	(356)
Foreign exchange gain	4	10	27	(29)	12
Financial expense, net	—	—	—	19,524	19,524
Segment loss	$(408,551)	$(27,155)	$(22,044)	$(53,039)	$(510,789)

December 31, 2014	Capesize	Kamsarmax	Ultramax	Corporate	Total
Vessel revenue	$—	$38,770	$10,217	$—	$48,987
Voyage expenses	—	3,653	74	—	3,727
Vessel operating cost	—	1,600	—	—	1,600
Charterhire expense	—	57,909	15,305	—	73,214
Vessel depreciation	—	686	—	—	686
General and administrative expenses	39	103	26	31,593	31,761
Loss / write down on assets held for sale	52,553	2,934	—	—	55,487
Interest income	—	—	—	(1,052)	(1,052)
Foreign exchange loss	—	—	—	(43)	(43)
Financial expense, net	—	—	—	172	172
Segment loss	$(52,592)	$(28,115)	$(5,188)	$(30,670)	$(116,565)
Identifiable assets, classified by the segment by which the Company operates, are as follows:

Identifiable assets
	December 31, 2016	December 31, 2015
Held by vessel owning subsidiaries or allocated to segments:
Capesize	$643	$180,850
Kamsarmax	600,578	468,875
Ultramax	847,016	626,304
Held by parent and other subsidiaries, not allocated to segments:
Cash and cash equivalents	88,311	178,103
Other	10,609	18,961
Total identifiable assets	$1,547,157	$1,473,093

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

15.	Unaudited Quarterly Results of Operations
The following tables set forth certain unaudited financial data for the Company's quarterly operations in 2016 and 2015. The following information has been prepared on the same basis as the annual information presented elsewhere in this report and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the quarterly periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

(amounts in thousands)	(Unaudited) 2016 Quarter Ended				(Unaudited) 2015 Quarter Ended
	First Quarter(1)	Second Quarter	Third Quarter	Fourth Quarter	First Quarter(2)	Second Quarter(2)	Third Quarter(2)	Fourth Quarter(2)
Revenues	$10,244	$17,374	$23,938	$26,846	$12,270	$12,781	$15,182	$22,017
Operating loss (1)(2)	(51,192)	(19,204)	(16,244)	(14,091)	(48,399)	(135,856)	(16,255)	(291,137)

Net loss	(58,260)	(24,748)	(21,273)	(20,557)	(52,065)	(138,645)	(18,052)	(302,036)

Basic loss per share	$(1.96)	$(0.48)	$(0.30)	$(0.29)	$(3.60)	$(8.50)	$(0.66)	$(11.02)

Diluted loss per share	$(1.96)	$(0.48)	$(0.30)	$(0.29)	$(3.60)	$(8.50)	$(0.66)	$(11.02)

Basic weighted average common shares outstanding	29,794	51,305	71,575	71,672	14,455	16,303	27,277	27,399
Diluted weighted average common shares outstanding	29,794	51,305	71,575	71,672	14,455	16,303	27,277	27,399
Earnings per share for quarterly periods are based on the weighted average common shares outstanding in individual quarters; thus, the sum of earnings per share of the quarters may not equal the amounts reported for the full year.

(1)	First quarter 2016 results include a loss / write down on assets held for sale of $12.4 million.

(2)	First, second, third and fourth quarters of 2015 include losses / write downs on assets held for sale of $31.8 million, $119.6 million, $0.3 million and $261.8 million, respectively.

16.	Subsequent Events
Delivery of vessels from shipyards
During the period from January 1, 2017 to February 28, 2017, we took delivery of the following five vessels that were under construction as of December 31, 2016 (see Note 5):

•	SBI Samson, a Ultramax vessel

•	SBI Parapara, a Kamsarmax vessel

•	SBI Phoenix, a Ultramax vessel

•	SBI Swing, a Kamsarmax vessel

•	SBI Mazurka, a Kamsarmax vessel
Borrowings and repayments under secured credit facilities
During the period from January 1, 2017 to February 28, 2017, we borrowed an aggregate amount of $38.4 million under our secured credit facilities.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

During the period from January 1, 2017 to February 28, 2017, we made a prepayment of $1.5 million on our secured credit facilities, which was made simultaneously to loan drawdowns. A summary of our outstanding borrowing under our credit facilities as of February 28, 2017 is as follows (dollars in thousands):

	February 28, 2017
	Amount outstanding	Amount available
$39.6 Million Credit Facility	$20,144	$—
$409 Million Credit Facility	179,473	—
$330 Million Credit Facility	250,959	13,200
$42 Million Credit Facility	38,512	—
$67.5 Million Credit Facility	40,461	—
$12.5 Million Credit Facility	10,379	—
$27.3 Million Credit Facility	19,375	—
Total	$559,303	$13,200
Credit facility amendments
$42.0 Million Credit Facility
In January 2017, the Company reached an agreement with the lender that (i) allows us to defer 4 quarters of debt repayment to the balloon amount in exchange for a prepayment equal to 4 quarters of scheduled repayments, which was made in Q4 2016 and (ii) waives the interest coverage covenant for 2018, and amends the level to 1.0 to 1.0 for 1Q 2019 and 2Q 2019 (both calculated on a year to date basis), 2.5 to 1.0 for 3Q 2019 (calculated on a year to date basis) and 2.5 to 1.0 for 4Q 2019 and thereafter (calculated on a trailing four quarters basis).