Form 20-F
period 2017-12-31
SCORPIO BULKERS INC.
filed 2018-03-02
CIK 1587264

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
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
As of December 31, 2017, there were 74,902,364 outstanding shares of common stock, par value $0.01 per share.
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
All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

•	our future operating or financial results;

•	statements about planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;

•	the strength of world economies;

•	the stability of Europe and the Euro;

•	fluctuations in interest rates and foreign exchange rates;

•	changes in the supply of drybulk vessels, including when caused by new newbuilding vessel orders or changes to or terminations of existing orders, and vessel scrapping levels;

•	general drybulk shipping market conditions, including fluctuations in charter hire rates and vessel values;

•	changes in demand in the drybulk shipping industry, including the market for our vessels;

•	changes in the value of our existing vessels;

•	changes in our operating expenses, including bunker prices, drydocking and insurance costs;

•	compliance with, and our liabilities under, governmental, tax environmental and safety laws and regulations;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from pending or future litigation;

•	general domestic and international political conditions;

•	potential disruption of shipping routes due to accidents or political events;

•	our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;

•	our continued borrowing availability under our debt agreements and compliance with the covenants contained therein;

•	our ability to successfully employ our drybulk vessels;

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
The selected Consolidated Statement of Operations data and the Consolidated Balance Sheet data presented for the years ended December 31, 2017, 2016, 2015 and 2014 and for the period from March 20, 2013 (date of inception) to December 31, 2013, are derived from our audited consolidated financial statements. Such selected financial data should be read in connection with the consolidated financial statements contained in this report.

	For the Year Ended December 31,				Period from March 20, 2013 (date of inception) to December 31,
	2017	2016	2015	2014	2013
Dollars in thousands, except per share data
Consolidated Statement of Operations Data:
Total vessel revenue	$162,205	$78,402	$62,521	$48,987	$—
Total operating expenses	187,777	179,133	554,130	166,475	5,505
Operating loss	(25,572)	(100,731)	(491,609)	(117,488)	(5,505)
Total other (loss) income	(34,154)	(24,104)	(19,180)	923	(802)
Net loss	$(59,726)	$(124,835)	$(510,789)	$(116,565)	$(6,307)

Basic weighted average shares outstanding	71,794	56,174	21,410	11,466	3,327
Diluted weighted average shares outstanding	71,794	56,174	21,410	11,466	3,327

Basic loss per share	$(0.83)	$(2.22)	$(23.86)	$(10.17)	$(1.90)
Diluted loss per share	$(0.83)	$(2.22)	$(23.86)	$(10.17)	$(1.90)

	As of December 31,				Period from March 20, 2013 (date of inception) to December 31,
Dollars in thousands	2017	2016	2015	2014	2013
Consolidated Balance Sheet Data:
Cash and cash equivalents	$68,535	$101,734	$200,300	$272,673	$733,896
Assets held for sale	—	—	172,888	43,781	—
Vessels, net	1,534,782	1,234,081	764,454	66,633	—
Vessels under construction	6,710	180,000	288,282	866,844	371,692
Total assets	1,643,410	1,547,157	1,473,093	1,321,024	1,105,684
Current liabilities (including current portion of bank loans)	58,590	24,550	124,577	20,265	1,472
Bank loans, net	576,967	493,793	342,314	29,549	—
Financing obligation	17,747	—	—	—	—
Senior Notes, net	72,726	72,199	71,671	71,222	—
Total liabilities	726,030	590,542	538,562	121,036	1,472
Shareholders’ equity	917,380	956,615	934,561	1,199,988	1,104,212

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
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
INDUSTRY SPECIFIC RISK FACTORS
Charter hire rates for drybulk vessels are volatile, which has in the past and may in the future adversely affect our earnings, revenue and profitability and our ability to comply with our loan covenants.
The drybulk shipping industry is cyclical with high volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of drybulk vessels has varied widely, and in recent years charter hire rates for drybulk vessels have declined significantly from historically high levels. In the past, time charter and spot market charter rates for drybulk carriers have declined below operating costs of vessels. The Baltic Dry Index, or the BDI, a daily average of charter rates for key drybulk routes published by the Baltic Exchange Limited, which has long been viewed as the main benchmark to monitor the movements of the drybulk vessel charter market and the performance of the entire drybulk shipping market, declined from a high of 11,793 on May 20, 2008 to a low of 290 on February 10, 2016, which represents a decline of 98%. In 2017, the BDI ranged from a low of 685 on February 14, 2017, to a high of 1,743 on December 12, 2017. As of February 8, 2018, the BDI was 1,106.

Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity and changes in the supply of and demand for the major commodities carried by water internationally. Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable. Since we primarily charter our vessels in the spot market we are exposed to the cyclicality and volatility of the spot market. Spot market charterhire rates may fluctuate significantly based upon available charters and the supply of and demand for seaborne shipping capacity, and we may be unable to keep our vessels fully employed in these short-term markets. Alternatively, charter rates available in the spot market may be insufficient to enable our vessels to operate profitably. A significant decrease in charter rates would affect asset values and adversely affect our profitability, cash flows and ability to pay dividends on our common shares, and interest on our Senior Notes. Furthermore, a significant decrease in charter rates would cause asset values to decline, and we may have to record an impairment charge in our consolidated financial statements which could adversely affect our financial results.
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
If economic conditions throughout the world decline, in particular in China and the rest of the Asia-Pacific region, this could negatively affect our results of operations, financial condition, cash flows and ability to obtain financing, and may adversely affect the market price of our common shares.
Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. The credit markets in the United States and Europe have experienced contraction, deleveraging and reduced liquidity since the financial crisis in 2008, and the U.S. federal and state governments and European authorities have implemented or are considering a broad variety of governmental action and/or new regulation of the financial markets and may implement additional regulations in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission, or the SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.
As a result of any renewed concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets may increase as lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases, ceased to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available to the extent required, or that we will be able to refinance our credit facilities, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete the acquisition of our newbuildings and additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.
We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions may adversely affect our business or impair our ability to borrow amounts under credit facilities or any future financial arrangements.
Economic slowdown in the Asia Pacific region, particularly in China, may have a materially adverse effect on us, as we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of drybulk commodities in ports in the Asia Pacific region. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of GDP, which had a significant impact on shipping demand. The growth rate of China’s GDP is estimated to be approximately 6.8% for the year ended December 31, 2017, which is 0.1% higher than the growth rate for the year ended December 31, 2016, China’s slowest growth rate for the previous five years, and continues to remain below pre-2008 levels. Our business, financial condition and results of operations, ability to pay dividends, as well as our future prospects, will likely be materially and adversely affected by an economic downturn in China or other countries in the Asia Pacific region.
The fair market values of our vessels have declined and may decline further, which could cause us to breach certain financial covenants in our credit facilities, or result in an impairment charge, and we may incur a loss if we sell vessels following a decline in their market value.
The fair market values of drybulk vessels, including our vessels, have generally experienced high volatility and have declined in recent years. The fair market value of our vessels may continue to fluctuate depending on a number of factors, including:

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
If the fair market values of our vessels decline further, we may not be in compliance with certain covenants contained in our secured credit facilities, which may result in an event of default. In such circumstances, we may not be able to refinance our debt or obtain additional financing. If we are not able to comply with the covenants in our secured credit facilities, and are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet. In addition, if we sell one or more of our vessels at a time when vessel prices have fallen, the sale may be less than the vessel’s carrying value on our consolidated financial statements, resulting in a loss and a reduction in earnings.
Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of such acquisitions may increase and this could adversely affect our business, results of operations, cash flow and financial condition.
A reduction in charter rates and other market deterioration may require us to record impairment charges related to our long-lived assets (our vessels) and such charges may be large and have a material impact on our consolidated financial statements.
At December 31, 2017, we had vessels and vessels under construction of $1.5 billion in total on our consolidated balance sheet, representing 168% of our shareholders’ equity.  Additionally, as of December 31, 2017, we had $18.8 million of remaining installment payments due on our existing construction contract.
Our vessels are assessed if an event occurs or circumstances change that would more likely than not reduce the fair value of our vessels and vessels under construction below their carrying value. During 2017, we determined there were no changes in circumstances or events that indicated that the carrying amount of our vessels or vessel under construction may not be recoverable and therefore, an assessment of impairment was not performed. However, if our charter rates decline, we may be required to record impairment charges on our vessels and vessels under construction, which would require us to write down the carrying value of these assets to their fair value. Since vessels and vessels under construction comprise a substantial portion of our balance sheet, such charges could have a material impact on our consolidated financial statements.
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
Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or implementation of operational changes and may affect the resale value or useful lives of our vessels. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with them or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. For example, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, adopted by the UN International Maritime Organization in February 2004, calls for the phased introduction of mandatory reducing living organism limits in ballast water over time (as discussed further below). In order to comply with these living organism limits, vessel owners may have to install expensive ballast water treatment systems or make port facility disposal arrangements and modify existing vessels to accommodate those systems. The BWM Convention entered into force on September 8, 2017 and while we believe that our vessels have been fitted with systems that comply with the standards, we cannot be assured that these systems will be approved by the regulatory bodies of every jurisdiction in which we may wish to conduct our business.  If they are not approved it could have an adverse material impact on our business, financial condition, and results of operations depending on the available ballast water treatment systems and the extent to which existing vessels must be modified to accommodate such systems.

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
We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, and certificates with respect to our operations, and satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows, financial condition, and our ability to pay dividends in the future, on our common shares, and interest on our Senior Notes.
An over-supply of drybulk carrier capacity may prolong or further depress the current low charter rates, which may limit our ability to operate our drybulk carriers profitably.
The supply of drybulk vessels has increased significantly since the beginning of 2006. According to SSY, as of December 2017, newbuilding orders have been placed for approximately 10.1% of the existing fleet capacity. Vessel supply growth has been outpacing vessel demand growth over the past few years causing downward pressure on charter rates. Until the new supply is fully absorbed by the market, charter rates may continue to be under pressure due to vessel supply in the near to medium term.
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
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Sea piracy incidents continue to occur with drybulk vessels particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.
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
On July 14, 2015, the P5+1 and the European Union announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran’s Nuclear Program, or the JCPOA, which is intended to significantly restrict Iran’s ability to develop and produce nuclear weapons for 10 years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and that does not involve U.S. persons.
On January 16, 2016, which we refer to as Implementation Day, the United States joined the European Union and the United Nations in suspending a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency, or the IAEA, that Iran had satisfied its respective obligations under the JCPOA. These sanctions have not actually been repealed or permanently terminated at this time. Rather, the U.S. government has implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from the sanctions lists of the Office of Foreign Assets Control, or OFAC; and (4) revoking certain Executive Orders and specified sections of Executive Orders. These sanctions will not be permanently “lifted” until the earlier of October 18, 2023, which we refer to as Transition Day, or upon a report from the IAEA stating that all nuclear material in Iran is being used for peaceful activities.
OFAC acted several times in 2017 to add Iranian individuals and entities to its list of Specially Designated Nationals whose assets are blocked and with whom U.S. persons are generally prohibited from dealing. In addition, on January 13, 2017, OFAC announced an amendment to the Sudanese Sanctions Regulations, or SSR, to authorize all transactions prohibited by the SSR and Executive Orders 13067 and 13412, and to unblock certain property in which the Government of Sudan has an interest. On July 11, 2017, President Trump issued Executive Order 13804, extending until October 12, 2017, a review by the U.S. government of criteria for the revocation of certain sanctions on Sudan and the Government of Sudan. On October 6, 2017, the U.S. Department of State announced the revocation of sections 1 and 2 of Executive Order 13067 and all of Executive Order 13412, effective October 12, 2017. As such, effective October 12, 2017, U.S. persons are no longer prohibited from engaging in transactions that were previously prohibited under the SSR, including engaging in transactions with Sudan and the Government of Sudan.
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
The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. Each of our vessels is, or will be when delivered to us, ISM Code-certified. However, if we are subject to increased liability for non-compliance or if our insurance coverage is adversely impacted as a result of non-compliance, it may negatively affect our ability to pay dividends on our common shares and interest on our Senior Notes. If any of our vessels are denied access to, or are detained in, certain ports as a result of non-compliance with the ISM Code, our revenues may be adversely impacted.
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
International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures may result in the seizure of contents of our vessels, delays in the loading, offloading, trans-shipment or delivery of cargo, and the levying of customs duties, fines or other penalties against us.
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
Furthermore, the operation of certain vessel types, such as drybulk carriers, has certain unique risks. With a drybulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach at sea. Hull breaches in drybulk carriers may lead to the flooding of the vessels’ holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of a vessel. If we are unable to adequately maintain our vessels, we may be unable to prevent these events. Any of these circumstances or events may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends on our common shares and interest on our Senior Notes. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.
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
We have procured hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage, and war risk insurance for our fleet. We do not maintain for our vessels insurance against loss of hire, which covers business interruptions that result from the loss of use of a vessel. We cannot assure you that we will be adequately insured against any or all risks, or that we will be able to obtain adequate insurance coverage for our fleet in the future. For example, in the past more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. Additionally, our insurers may not pay particular claims, or may default on claims they are required to pay. Our insurance policies may contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue. Moreover, insurers may default on claims they are required to pay. Any significant loss or liability for which we are not insured could have a material adverse effect on our financial condition.
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
As of the date of this annual report, we are party to a shipbuilding contract with an established shipyard in China for the construction of one Kamsarmax newbuilding vessel for an aggregate purchase price of $25.5 million, of which $18.8 million remains to be paid. This vessel is expected to be delivered in the middle of 2018. Construction projects are subject to risks of delay or cost overruns inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel.
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
We have entered, and may enter, into various contracts, including pooling arrangements, time charters, spot voyage charters, bareboat charters, shipbuilding contracts, credit facilities and other agreements. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, and various expenses. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
In addition, in depressed market conditions, our charterers may no longer need a vessel that is then under charter or may be able to obtain a comparable vessel at lower rates. As a result, charterers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates given currently depressed drybulk carrier charter rate levels. As a result, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends on our common shares and interest on our Senior Notes, and comply with covenants in our credit facilities.
We are, and expect to continue to be, dependent on spot market-oriented pools and spot charters and currently low spot charter rates, or any further decrease in spot charter rates in the future will result in significant operating losses.
All of our vessels are employed in the Scorpio Kamsarmax Pool or the Scorpio Ultramax Pool, which we refer to together as the Scorpio Group Pools. During the year ended December 31, 2017, we earned 42% and 58% of our revenue from the Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool, respectively. The Scorpio Group Pools in which our vessels operate are spot market-oriented commercial pools managed by our commercial manager, which are exposed to fluctuations in spot market charter rates. The spot charter market may fluctuate significantly based upon drybulk carrier supply and demand. The successful operation of our vessels in the competitive spot charter market, including within the Scorpio Group Pools, depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, there have been periods when spot charter rates have declined below the operating cost of vessels. If future spot charter rates decline we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.
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
We cannot assure you that our board of directors will continue to declare dividends.
Our board of directors declared our first quarterly cash dividend on our common shares on October 23, 2017. However, we cannot assure you that we will continue to declare dividends in the future. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors, restrictions contained in our credit facilities and the requirements of Marshall Islands law. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy, the terms of our outstanding indebtedness and the ability of our subsidiaries to distribute funds to us. The international drybulk shipping industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends.
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

In general, under the terms of our credit facilities, we are not permitted to pay dividends if there is a default or a breach of a loan covenant. Please see “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources” for more information relating to restrictions on our ability to pay dividends under the terms of our credit facilities.
The Republic of Marshall Islands laws generally prohibit the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus in the future to pay dividends and our subsidiaries may not have sufficient funds or surplus to make distributions to us. We can give no assurance that we will continue to declare dividends on our common shares in the future.
We may have difficulty managing our planned growth properly.
Our operating fleet of 56 vessels consists of 55 wholly-owned or finance leased drybulk vessels (including 18 Kamsarmax vessels and 37 Ultramax vessels), which were delivered to us beginning in 2015, and one time chartered-in Ultramax vessel. In addition, one Kamsarmax vessel is being constructed at Jiangsu New Yangzijiang Shipbuilding Co Ltd in China and is expected to be delivered to us in the middle of 2018. One of our principal strategies is to continue to grow by expanding our operations, and we may, in the future, increase the size of our fleet through timely and selective acquisitions. Our future growth will primarily depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

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

Operating secondhand vessels exposes us to increased operating costs which may adversely affect our earnings and, as our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters.
We have and may continue to acquire and operate secondhand vessels. While we typically inspect secondhand vessels prior to acquisition, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Generally, purchasers of secondhand vessels do not receive the benefit of warranties from the builders for the secondhand vessels that they acquire. A secondhand vessel may have conditions or defects that we were not aware of when we bought the vessel and which may require us to incur costly repairs to the vessel. These repairs may require us to put a vessel into drydock, which would reduce our operating days.
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
We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our financial obligations and to pay dividends to our shareholders depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare dividends.
Our costs of operating as a public company are significant, and our management is required to devote substantial time to complying with public company regulations. We cannot assure you that our internal controls and procedures over financial reporting will be sufficient.
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
The Sarbanes-Oxley Act requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, we need to perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. If we have a material weakness in our internal controls over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We dedicate a significant amount of time and resources and incur substantial accounting expenses to ensure compliance with these regulatory requirements. We will continue to evaluate areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We will make changes in any of these and other areas, including our internal control over financial reporting, which we believe are necessary. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis.
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
We believe that we qualify for this statutory exemption for our 2017 taxable year and we expect to so qualify for our subsequent taxable years. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby cause us to become subject to U.S. federal income tax on our U.S. source shipping income. For example, there is a risk that we could no longer qualify for exemption under Section 883 of the Code for a particular taxable year if “non-qualified” shareholders with a five percent or greater interest in our stock were, in combination with each other, to own 50% or more of the outstanding shares of our stock on more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.
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
Risks Related to Our Relationship with the Scorpio Group and its Affiliates
We are dependent on our managers and their ability to hire and retain key personnel, and there may be conflicts of interest between us and our managers that may not be resolved in our favor.
Our success depends to a significant extent upon the abilities and efforts of our technical manager, Scorpio Ship Management S.A.M., or SSM, our commercial manager, Scorpio Commercial Management, or SCM, and our management team and upon our and our managers’ ability to hire and retain key members of our and their management teams, respectively. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not maintain “key man” life insurance on any of our officers.

Our technical and commercial managers are affiliates of the Scorpio Group, which is owned and controlled by the Lolli-Ghetti family, of which our founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, and our Vice President, Mr. Filippo Lauro, are members. Conflicts of interest may arise between us, on the one hand, and our commercial and technical managers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels managed by other companies affiliated with our commercial or technical managers. In particular, as of the date of this annual report, our commercial and technical managers, which are operated by entities affiliated with Messrs. Lauro, provide commercial and technical management services to approximately 184 and 137 vessels, respectively, in addition to vessels in our fleet, and our commercial and technical managers may operate additional vessels that will compete with our vessels in the future. Such conflicts may have an adverse effect on our results of operations. In addition, certain members of the Scorpio Group may benefit from economies of scale, all of which may not be passed along to us.
Our Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Vice President and Secretary do not devote all of their time to our business, which may hinder our ability to operate successfully.
Our Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Vice President and Secretary participate in business activities not associated with us, including serving as members of the management team of Scorpio Tankers Inc. (NYSE: STNG), or Scorpio Tankers, and are not required to work full-time on our affairs. We expect that each of our executive officers will continue to devote a substantial portion of their business time to the management of the Company. Additionally, our Chief Executive Officer, President, Chief Operating Officer, Vice President and Secretary serve in similar positions in other entities within the Scorpio Group. As a result, such executive officers may devote less time to us than if they were not engaged in other business activities and may owe fiduciary duties to both our shareholders as well as shareholders of other companies which they may be affiliated with, including Scorpio Tankers and Scorpio Group companies. This may create conflicts of interest in matters involving or affecting us and our customers and it is not certain that any of these conflicts of interest will be resolved in our favor. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.
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

We are exposed to volatility in the London Interbank Offered Rate, or LIBOR, and have entered into derivative contracts, which can result in higher than market interest rates and charges against our income.
The loans under our secured credit facilities are generally advanced at a floating rate based on LIBOR, which has been stable, but was volatile in prior years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, although in recent years LIBOR has been at relatively low levels, LIBOR increased during 2016 and 2017 and may continue to rise in the future as the current low interest rate environment comes to an end. Our financial condition could be materially adversely affected despite entering into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities. Moreover, our hedging strategies may not be effective and we may incur substantial losses.
We have entered, and may enter, into derivative contracts to hedge our overall exposure to interest rate risk exposure. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses. The derivatives strategies that we employ, and may employ, may not be successful or effective, and we could, as a result, incur substantial additional interest costs. Please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk - Interest Rate Risk.”
We may be adversely affected by the introduction of new accounting rules for leasing.
In early 2016, the U.S. accounting standard-setting board (the Financial Accounting Standards Board, or the FASB) issued new accounting guidance that would require lessees to record most leases on their balance sheets as lease assets and liabilities. Entities would still classify leases, but classification would be based on different criteria and would serve a different purpose than it does today. Lease classification would determine how entities recognize lease-related revenue and expense, as well as what lessors record on the balance sheet. Classification would be based on the portion of the economic benefits of the underlying asset expected to be consumed by the lessee over the lease term. Once adopted, the proposals would be expected generally to have the effect of bringing most off-balance sheet leases onto a lessee’s balance sheet as liabilities, which would also change the income and expense recognition patterns of those items. Financial statement metrics, including non-GAAP financial measures, such as leverage and capital ratios, as well as EBITDA and Adjusted EBITDA, may also be affected, even when cash flow and business activity have not changed. This may in turn affect covenant calculations under various contracts (such as loan agreements) unless the affected contracts are modified. The new standard will become effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years.
We are leveraged, which could significantly limit our ability to execute our business strategy and we may be unable to comply with our covenants in our credit facilities that impose operating and financial restrictions on us, which could result in a default under the terms of these agreements.
As of December 31, 2017, we had $730.6 million of outstanding indebtedness under our credit facilities, financing obligation and debt securities.
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
Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours and we may not be able to obtain our lenders’ permission when needed. This may limit our ability to pay dividends on our common shares and interest on our Senior Notes, finance our future operations or capital requirements, make acquisitions or pursue business opportunities.
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
Please see “Item 5. Operating Financial Review and Prospects-B. Liquidity and Capital Resources-Credit Facilities, Finance Lease and Unsecured Notes.”
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
Our amended and restated articles of incorporation authorize us to issue 112.5 million common shares, of which we have issued approximately 76.4 million common shares as of December 31, 2017. Sales of a substantial number of common shares in the public market, or the perception that these sales could occur, may depress the market price for our common shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. We intend to issue additional common shares in the future. Our shareholders may incur dilution from any future equity offering and upon the issuance of additional common shares upon the exercise of options we grant to certain of our executive officers, or upon the issuance of additional common shares pursuant to our equity incentive plan.
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
We are an international shipping company that owns and operates the latest generation of newbuilding drybulk carriers with fuel-efficient specifications and carrying capacities of greater than 30,000 dwt. All of our owned vessels have carrying capacities of greater than 60,000 dwt. Our vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains, and fertilizers, along worldwide shipping routes, and are employed primarily in the spot market or in spot market-oriented pools of similarly sized vessels. As of the date of this annual report, our operating fleet of 56 vessels consisted of 55 wholly-owned or finance leased drybulk vessels and one chartered-in drybulk vessel, which we refer to collectively as our “Operating Fleet” (see below table for details). We also have a contract for the construction of one newbuilding drybulk vessel, which is expected to be delivered to us in the middle of 2018 (see below table for details). Upon delivery of this vessel, our owned and financed leased fleet is expected to have a total carrying capacity of approximately 3.9 million dwt.
Our Fleet
The following tables set forth certain summary information regarding our Operating Fleet and vessel under construction as of the date of this annual report:
Operating Fleet
Owned and Finance Leased fleet

Vessel Name	Year Built	DWT
Kamsarmax Vessels
SBI Samba	2015	84,000
SBI Rumba	2015	84,000
SBI Capoeira	2015	82,000
SBI Electra	2015	82,000
SBI Carioca	2015	82,000
SBI Conga	2015	82,000
SBI Flamenco	2015	82,000
SBI Bolero	2015	82,000
SBI Sousta	2016	82,000
SBI Rock	2016	82,000
SBI Lambada	2016	82,000
SBI Reggae	2016	82,000
SBI Zumba	2016	82,000
SBI Macarena	2016	82,000
SBI Parapara	2017	82,000
SBI Mazurka	2017	82,000
SBI Swing	2017	82,000
SBI Jive	2017	82,000
Total Kamsarmax		1,480,000
Ultramax Vessels
SBI Antares	2015	61,000
SBI Athena	2015	64,000
SBI Bravo	2015	61,000
SBI Leo	2015	61,000
SBI Echo	2015	61,000
SBI Lyra	2015	61,000
SBI Tango	2015	61,000
SBI Maia	2015	61,000
SBI Hydra	2015	61,000
SBI Subaru	2015	61,000
SBI Pegasus	2015	64,000
SBI Ursa	2015	61,000
SBI Thalia	2015	64,000
SBI Cronos	2015	61,000
SBI Orion	2015	64,000
SBI Achilles	2016	61,000
SBI Hercules	2016	64,000

Vessel Name	Year Built	DWT
SBI Perseus	2016	64,000
SBI Hermes	2016	61,000
SBI Zeus	2016	60,200
SBI Hera	2016	60,200
SBI Hyperion	2016	61,000
SBI Tethys	2016	61,000
SBI Phoebe	2016	64,000
SBI Poseidon	2016	60,200
SBI Apollo	2016	60,200
SBI Samson	2017	64,000
SBI Phoenix	2017	64,000
SBI Gemini	2015	64,000
SBI Libra	2017	64,000
SBI Puma	2014	64,000
SBI Jaguar	2014	64,000
SBI Cougar	2015	64,000
SBI Aries	2015	64,000
SBI Taurus	2015	64,000
SBI Pisces	2016	64,000
SBI Virgo	2017	64,000
Total Ultramax		2,307,800
Aggregate Owned and Financed Leased DWT		3,787,800

Time chartered-in vessel

Vessel Type	Year Built	DWT	Where Built	Daily Base Rate	Earliest Expiry
Ultramax	2017	62,100	Japan	$10,125	30-Sep-19	(1)
Aggregate Time Chartered-in DWT		62,100

(1)	This vessel has been time chartered-in for 22 to 24 months at the Company’s option at $10,125 per day. The Company has the option to extend this time charter for one year at $10,885 per day.
In addition, we have a profit and loss sharing agreement in place for a Panamax vessel that we previously chartered in, pursuant to which we have agreed to split all the vessel’s profits and losses for a two-year period that expires in the first quarter of 2019.
Vessel Under Construction
Kamsarmax Vessel

Vessel Name	Expected Delivery	DWT	Shipyard
Hull 2215 - TBN SBI Lynx	Q2-18	82,000	Jiangsu Yangzijiang Shipbuilding Co. Ltd.
Total Newbuilding DWT		82,000
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
As of the date of this annual report, all of the vessels in our Operating Fleet are employed in one of the Scorpio Group Pools, which are spot market-oriented commercial pools managed by our commercial manager, which exposes us to fluctuations in spot market charter rates. In addition, we expect that the drybulk vessel that is currently under construction will be employed in a Scorpio Group Pool following its delivery to us. Our vessels participate in the Scorpio Group Pools under the same contractual terms and conditions as the third party vessels in the pool. Each pool aggregates the revenues and expenses of all of the pool participants and distributes the net earnings calculated on (i) the number of pool points for the vessel, which are based on vessel attributes such as cargo carrying capacity, fuel consumption, and construction characteristics, and (ii) the number of days the vessel operated in the period. SCM, a Monaco corporation controlled by the Lolli-Ghetti family of which our co-founder, Chairman and Chief Executive Officer is a member, as is our Vice President, is responsible for the administration of the pool and the commercial management of the participating vessels, including marketing the pool, negotiating charters, including voyage charters, short duration time charters and COAs, conducting pool operations, including the distribution of pool cash earnings, and managing bunker (fuel oil) purchases, port charges and administrative services for the vessels. SCM, as operator of the Scorpio Group Pools, charges $300 a day for each vessel, whether owned by us or chartered-in, plus a 1.75% commission on the gross revenues per charter fixture. See “-Management of our Business” below.
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

In December 2017, we agreed to amend the Amended and Restated Master Agreement to amend and restate the technical management agreement thereunder subject to bank consents being obtained (where required), which were subsequently obtained. On February 22, 2018, we entered into definitive documentation to memorialize the agreed amendments to the Amended and Restated Master Agreement under a deed of amendment, or the Amendment Agreement. The Amended and Restated Master Agreement as amended by the Amendment Agreement, or the Revised Master Agreement, is effective as from January 1, 2018.
Pursuant to the Revised Master Agreement, the fixed annual technical management fee was reduced from $200,000 to $160,000, and certain services previously provided as part of the fixed fee are now itemized. The aggregate cost, including the costs that are now itemized, for the services provided under the technical management agreement do not materially differ from the annual management fee charged prior to the amendment.
Set forth below is a description of the other material terms of the Revised Master Agreement and the Amended Administrative Services Agreement. Please also see Note 14, Related Party Transactions, to the Consolidated Financial Statements included herein for additional information.
Commercial and Technical Management - Revised Master Agreement
Our vessels are commercially managed by SCM and technically managed by SSM pursuant to the Revised Master Agreement, which may be terminated by either party upon 24 months’ notice, unless terminated earlier in accordance with the provisions of the Revised Master Agreement. In the event of the sale of one or more vessels, a notice period of three months’ and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change of control, including a sale of substantially all vessels, in which case a payment equal to 24 months of management fees will apply. SCM and SSM are companies affiliated with us. The vessel we charter-in is also commercially managed by SCM. We expect that additional vessels that we may charter-in or acquire in the future, and the drybulk vessel that is expected to be delivered to us during the middle of 2018, will also be managed under the Revised Master Agreement or on substantially similar terms as the Revised Master Agreement.
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
SSM’s services include providing technical support, such as arranging the hiring of qualified officers and crew, supervising the maintenance and performance of vessels, purchasing supplies, spare parts and new equipment, arranging and supervising drydocking and repairs, and monitoring regulatory and classification society compliance and customer standards. We pay SSM an annual fee of $160,000 plus charges for certain itemized services per vessel to provide technical management services for each of our owned vessels. In addition, representatives of SSM, including certain subcontractors, provide us with construction supervisory services while our vessels are being constructed in shipyards. For these services, we compensate SSM for its direct expenses, which can vary between $200,000 and $500,000 per vessel. Please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Commercial and Technical Management Agreements” for additional information.
Amended Administrative Services Agreement
In 2016, we entered into the Amended Administrative Services Agreement with SSH for the provision of administrative staff, office space and accounting, legal compliance, financial and information technology services. SSH is a company affiliated with us. The services provided to us by SSH may be sub-contracted to other entities within the Scorpio Group. Pursuant to the Amended Administrative Services Agreement, we reimburse SSH for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above.
SSH also arranges vessel sales and purchases for us. We previously paid SSH a fee, payable in the Company’s common shares, for arranging vessel acquisitions, including newbuildings. The amount of common shares payable was determined by dividing $250,000 by the market value of our common shares based on the volume weighted average price of our common shares over the 30 trading day period immediately preceding the contract date of a definitive agreement to acquire any vessel. As of the date of this annual report, we issued an aggregate of 180,716 common shares to SSH in connection with the deliveries of newbuilding vessels. In November 2014, SSH agreed to waive its fee on vessel acquisitions contracted after November 20, 2014, for so long as the closing price of our common shares remained below a specified threshold. Effective September 29, 2016, pursuant to the terms of the Amended Administrative Services Agreement, we agreed with SSH to eliminate this fee on all future acquisitions.

In addition, SSH has agreed with us not to own any drybulk carriers greater than 30,000 dwt for so long as the Amended Administrative Services Agreement is in full force and effect. This agreement may be terminated by SSH upon 12 months’ notice or by us with 24 months’ notice.
Recent and Other Developments
Vessel Acquisitions and Associated New Credit Facilities
During the fourth quarter of 2017, we acquired six Chinese built Ultramax dry bulk vessels for $142.5 million in the aggregate ($135.1 million in cash and $7.4 million in stock). Three of the vessels were built in 2015, one was built in 2016, and two were built in 2017.
These acquisitions were funded in part by a senior secured credit facility for up to $85.5 million, or the $85.5 Million Credit Facility. The facility has a maturity date of February 15, 2023 and bears interest at LIBOR plus a margin of 2.85%. This facility is secured by, among other things, a first preferred mortgage on the six Ultramax vessels and guaranteed by each vessel owning subsidiary.
During the fourth quarter of 2017, we also acquired three Chinese built Ultramax dry bulk vessels for $64.5 million in the aggregate ($51.6 million in cash and $12.9 million in stock). Two of the vessels were built in 2014 and one was built in 2015.
These acquisitions were funded in part by a senior secured credit facility for up to $38.7 million, or the $38.7 Million Credit Facility. The facility has a maturity date of December 13, 2022 and bears interest at LIBOR plus a margin of 2.85%. This facility is secured by, among other things, a first preferred mortgage on the three Ultramax vessels and guaranteed by each vessel owning subsidiary.
During the fourth quarter of 2017, we also entered into an agreement to purchase one Kamsarmax dry bulk vessel for $25.5 million, of which $18.8 million remains unpaid at December 31, 2017. The Kamsarmax bulk carrier is a resale unit that is expected to be delivered to us from Jiangsu New Yangzijiang Shipbuilding Co Ltd in China in the middle of 2018.
During the fourth quarter of 2017, we entered into a financing transaction regarding one of our Kamsarmax vessels with unaffiliated third parties involving the sale and leaseback of the SBI Rumba, a 2015 Japanese built Kamsarmax dry bulk vessel, for consideration of approximately $19.6 million, or the $19.6 Million Lease Financing. As part of the transaction, we have agreed to make monthly payments of $164,250 under a nine and a half year bareboat charter agreement with the buyers, which we have the option to extend for a further six months. The cost of the financing is equivalent to an implied fixed interest rate of 4.23% for 10 years. The agreement also provides us with options to repurchase the vessel beginning on the fifth anniversary of the sale and until the end of the agreement.
For additional information regarding our credit facilities and other debt arrangements, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities, Finance Lease and Unsecured Notes.”
Share Repurchase Program
In September 2017, our board of directors authorized the repurchase of up to $50.0 million of our common stock in open market or privately negotiated transactions. We repurchased approximately 1.5 million shares of our common stock pursuant to this share repurchase program in the fourth quarter of 2017 at a cost of approximately $11.0 million, or at an average cost of $7.51 per share, which was funded from our available cash resources. As of the date of this annual report, approximately $39.0 million of the $50.0 million authorized remains available. The specific timing and amounts of the repurchases will be in the sole discretion of management and may vary based on market conditions and other factors, but we are not obligated under the terms of the program to repurchase any of our common stock. The authorization has no expiration date.
Dividend
During the fourth quarter of 2017, our Board of Directors declared and we paid a quarterly cash dividend of $0.02 per common share, totaling approximately $1.5 million.
On February 5, 2018, our Board of Directors declared a quarterly cash dividend of $0.02 per common share, payable on or about March 15, 2018, to shareholders of record as of February 15, 2018.
Our Customers

We believe that developing strong relationships with the end users of our services allow us to better satisfy their needs with appropriate and capable vessels. All of our vessels are employed in Scorpio Group Pools, which are spot market-oriented commercial pools managed by our commercial manager, SCM. A prospective charterer’s financial condition, creditworthiness, reliability and track record are important factors in negotiating our vessels’ employment, which SCM evaluates on our behalf. We earned 42% and 58% of our revenue from the Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool, respectively, during the year ended December 31, 2017, 40% and 60% of our revenue (including commissions from SCM) from the Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool, respectively, during the year ended December 31, 2016, and 41%, 43%, and 8% of our revenue (including commissions from SCM) from the Scorpio Kamsarmax Pool, the Scorpio Ultramax Pool and the Scorpio Capesize Pool, respectively, during the year ended December 31, 2015.
Seasonality
We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter to quarter volatility in our operating results. The drybulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months may disrupt vessel scheduling and supplies of certain commodities. As a result, revenues of drybulk carrier operators in general have historically been weaker during the fiscal quarters ended June 30 and September 30, and, conversely, been stronger in fiscal quarters ended December 31 and March 31. This seasonality may materially affect our operating results and cash available for the payment of dividends.
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
Total international seaborne drybulk trade is estimated to have reached a new annual record of approximately 4.52 billion tonnes in 2017. This represents an increase of an estimated 3.6% from the 2016 level and an estimated 20.1% from the 2012 level, which was marginally below the compound annual average growth rate, or CAGR, for the period 2012 to 2017. With the exception of 2009 when the global economy was in recession, seaborne drybulk trade has recorded positive annual growth in every year since 1998. While the 2017 trade estimates set out in the table below will be subject to revision, as final trade statistics become available, SSY’s current estimates indicate the biggest annual rise in seaborne trade volumes since 2014, albeit that this growth was unevenly distributed between the various dry bulk cargo types.

World Seaborne Drybulk Trade
(million tonnes)

Cargo/Year	2012	2013	2014	2015	2016	2017	2012-17 % Growth	CAGR
Major Bulks	2,611	2,824	2,998	2,992	3,083	3,185	22%	4%
Iron Ore	1,138	1,256	1,391	1,414	1,482	1,530	35%	6%
Coal	1,120	1,199	1,184	1,128	1,127	1,148	3%	1%
Grains	353	369	423	450	475	507	44%	8%
Minor Bulks	1,155	1,214	1,233	1,254	1,280	1,336	16%	3%
Total	3,766	4,038	4,230	4,245	4,363	4,521	20%	4%
Totals may not add due to rounding

Cargo Types
Iron ore: The key raw material for steelmaking, iron ore trade surged on the back of unprecedented Chinese import demand to be the single largest seaborne drybulk cargo, with annual volumes expanding more than three-fold since 2000 to an estimated 1,530 million tonnes, or Mt, in 2017. Last year saw the sequence of annual increases extended to 16 years with volumes up by an estimated 3.2% from 2016 and 34.5% from 2012. This was slower than the corresponding growth in world steel production, which rose by an estimated 5.3% in 2017 with increases in most of the main steel producing regions. In addition to China which, as described elsewhere in this section, has become the dominant importer accounting for over two-thirds of seaborne imports in 2017, the main import markets for iron ore are Japan, Western Europe and South Korea. Exports are dominated by Australia and Brazil, which together accounted for an estimated 82% of the seaborne market in 2017 with a large majority of their cargoes carried by Capesize vessels given the favorable unit economies. This market share has increased from 74% in 2012, mainly due to the introduction of additional Australian export capacity, with both countries recording new annual export records in 2017. Other iron ore exporters include Canada, India, South Africa and West Africa.
Coal: At an estimated 1,148 million tonnes in 2017, global seaborne coal trade increased by an estimated 1.9% from its 2016 level and represented the first year of positive annual growth since 2013. This compared with a CAGR of 1% for the entire five-year period from 2012 to 2017. Coal trade is comprised of two main categories: (1) steam coal (which is chiefly used for electricity generation, but also by industrial users, such as the cement industry) and (2) coking coal (a key input for blast furnace steelmaking). Both categories have experienced lower trade volumes since 2013, but steam coal trade is estimated to have rebounded to a three year high in 2017.
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
Between 2005 and 2013, China transformed from a major steam coal exporting nation to the single largest importer, representing the strength of the country’s domestic demand for power generation. However, imports represent a very small share (i.e. less than 10%) of coal consumption in China (which is the world’s largest coal producer) and, as a result, imports have been subject to major fluctuations in response to changes in domestic market conditions. For example, in 2014 China recorded a sharp annual decline in steam coal imports, against the background of an oversupplied domestic coal market and government intervention to restrict imports. The rate of decline quickened in 2015, reducing the country’s steam coal imports to a six-year low, before the downward trend was reversed in 2016 with both coking and steam coal imports increasing, mainly as a result of government-driven cuts in domestic coal production. Further Chinese government interventions aimed at managing the domestic coal market in 2017 contributed to some significant monthly variations in import volumes, but the combined annual total for coking and steam coal imports is estimated to be the highest since 2014.
India remained the single largest coal importer in 2017, even though its annual volumes have struggled to generate any growth since 2014, mainly due to rising domestic coal production. Japan, South Korea and Taiwan, together with Western Europe, remain major import markets, while South East Asia and Latin America have grown in importance as coal import generators. Although investments in new port facilities enabled the participation of Capesize vessels in the Asia-led coal trade growth during the period from 2010 to 2013, it has chiefly benefitted demand for Panamax and Handymax vessels.

Grains: Seaborne grain trade is comprised of wheat, coarse grains (corn, barley, oats, rye and sorghum) and soybeans/meal, which together totaled an estimated new record of 507 Mt in 2017, according to preliminary trade data. This was up by an estimated 6.9% from 2016 and compares with a CAGR of 7.5% for the period from 2012 to 2017, which is the highest of the major bulk cargoes. In addition, the grain trades remain an important source of freight market volatility due to both the seasonality of export flows and year-on-year variations in crop surpluses and deficits.
Soy is the largest of the three main categories of grain trade with Brazil, the United States and Argentina the leading export countries. The principal markets are in Europe and Far East Asia with China being the world’s single largest soybean importer. Shipments are dominated by Panamax and Handymax vessels. Wheat and coarse grains are also primarily carried by mid-size vessels with the United States, Canada, Russia, Ukraine, Argentina, Brazil, Australia and the European Union the main exporting regions. In addition to Far East Asia and Europe, the Middle East, Africa and Latin America are all significant import markets.
Minor Bulks: A diversity of cargo types are covered under this heading with different sets of demand drivers. Nevertheless, together at approximately 1.34 billion tonnes per annum these trades represent a major source of employment for the smaller Handysize and Handymax vessels.
In recent years the pattern of minor bulk trade has been altered by government restrictions on the export of key industrial ores in South East Asia. This was led by an Indonesian ban on the export of unprocessed mineral ores beginning in January 2014, which reduced the country’s combined exports of bauxite and nickel ore from 121 Mt in 2013 to zero in 2015 and 2016. Bauxite trade did benefit from a sharp increase in exports from Malaysia in 2015, but in early 2016 the Malaysian government announced a temporary suspension of domestic bauxite mining, which was subsequently extended until the end of 2017. This turned the focus of importers in China (the world’s biggest bauxite market) to longer haul supplies, particularly from West Africa (where fronthaul cargoes are now predominantly carried by Capesize vessels). Since the beginning of 2017 the Indonesian government has moved to partially relax its ban on unprocessed mineral ore exports with limited volumes beginning to emerge onto the international market. However, uncertainties continue to surround the availability of South East Asian mineral ores with, for example, the government of the Philippines reported to be considering a ban on its nickel ore exports.
Despite these constraints, total minor bulk trade is estimated to have achieved a new annual record in 2017. The estimated CAGR for minor bulk trade volumes for the period from 2012 to 2017 was 3%.
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
World seaborne drybulk trade followed a steady underlying upward trend during the 1980s and 1990s. CAGR in the major drybulk cargoes over this period was an estimated 2.5%, before accelerating sharply to 6.3% during the period from 2000 to 2009 and being sustained at an estimated 5.3% between 2010 and 2017.
The growth in drybulk trade volumes since 2000 has been primarily due to the rapid industrialization and urbanization of China. From approximately 130 Mt in 2000, Chinese drybulk imports have increased more than thirteen-fold, as illustrated in the chart below. Such an expansion was facilitated by investments in new mining and port facilities in key exporting areas around the world in response to Chinese-driven rises in commodity prices from 2004 to 2011.
The table below provides a more detailed comparison of China’s drybulk imports from 2012 to 2017, which shows a new annual record last year with customs data indicating an increase in aggregate volumes of 122.0 Mt in 2017 to approximately 1,735 Mt. All of the major cargo types contributed to this growth, including new annual records for imports of iron ore, soybeans and several minor bulk cargoes (such as manganese ore and logs).

Iron ore has been the leading source of growth in Chinese drybulk imports over the last five years. The 330 Mt increase in iron ore imports between 2012 and 2017 reflects not only increases in domestic steel production (and, therefore, iron ore consumption) to meet the needs of an industrializing and urbanizing economy, as well as exports of steel products, but also the substitution of higher-quality imported iron ore for lower-quality domestic supplies and increases in port stocks. Consequently, iron ore imports have grown more rapidly than Chinese steel production over the last five years and now account for a large majority of Chinese iron ore consumption.
Growth in China’s iron ore trades has mainly been to the benefit of Capesize vessels, hauling cargoes from West Australia and Brazil. Australia and Indonesia are the primary sources of Chinese coal imports, while in the grain trades increased Chinese demand for soybeans from Latin America and the United States has boosted tonne-mile demand for Panamax and Supramax vessels.
Bauxite (the main raw material for the aluminum industry) was the single largest category of minor bulk cargo imported by China in 2017, at 68.8 Mt, which was 32% above the annual total in 2016 and the second highest year on record. This growth was dominated by Guinea, which overtook Australia as the biggest bauxite supplier to China. There was some resumption in imports from Indonesia, which had been the leading source of Chinese bauxite imports prior to 2014, but volumes remained modest by historical standards and are estimated to have accounted for less than 2% of last year’s annual total. Chinese buyers of nickel ore have had greater difficulty in finding alternatives to lost Indonesian supplies with total annual nickel ore imports falling from 71.2 Mt in 2013 to 31.9 Mt in 2016, before a partial rebound to 35.0 Mt in 2017.

Chinese Drybulk Imports (Million Tonnes)

	2012	2016	2017	CAGR
Iron Ore	745.5	1,024.7	1,075.4	+8%
Coal*	288.0	255.7	271.1	(1)%
Bauxite/Alumina	45.1	55.1	71.6	+10%
Grains	72.4	105.1	121.2	+11%
Other**	180.4	172.1	195.4	+2%
Total of above	1,331.4	1,612.7	1,734.7	+5%
* Includes lignite, which is excluded from SSY’s estimates for seaborne coal trade and categorized as a minor bulk.
** Includes mineral ores (such as nickel), pulp/wood chip/logs and petroleum coke.
Source: Chinese Customs

Outside of China, most of the additional growth in drybulk cargo import demand during the past five years has been generated by other Asian economies. For example, and despite setbacks since 2014, Indian coal imports in 2017 were estimated to be more than 35 Mt higher than their corresponding level in 2012, reflecting the strength of demand from electricity generators and the cement and steel industries. Although India has added several Capesize coal import terminals in recent years, a majority of the coal cargoes arriving in the country are shipped by Supramax, Panamax and Kamsarmax vessels. More established Asian import markets, such as Japan and South Korea, have also contributed to the region’s import growth with their combined imports of coal and iron ore increasing by 34 Mt between 2012 and 2017.
In contrast, European mineral imports have staged only a partial recovery from their cyclical lows in 2009 and have remained below their 2007 totals, partly due to slow economic growth in the Eurozone, but also policy driven changes in the region’s energy mix away from coal. Consequently, Far East Asia’s share of world seaborne major bulk imports is estimated to have climbed above 78% from approximately 60% in the middle of the last decade and 53% to 54% in 2000.
As a result, the fastest drybulk trade growth has been seen within the Pacific Basin, which has been supplemented by increases in front-haul trade from the Atlantic to the Pacific (chiefly iron ore on Capesize vessels and grains on Panamaxes and Supramaxes).

Seaborne Dry Bulk Trade
Iron Ore
Coal
Grain
Minor Bulks
Annual average growth 2010-2017 = 5.3%
Annual average growth 2000-2009 = 4.7%
Annual average growth 1990-1999 = 2.2%
Million tonnes
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017(e)

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
2017

Drybulk Global Fleet
The cargoes outlined above are predominantly carried by drybulk carriers of more than 10,000 dwt. Drybulk carriers are single-decked ships that transport dry cargoes in “bulk” form, that is loose within cargo holds, rather than in bags, crates or on pallets.
As of the end of December 2017, the total fleet of 10,000+ dwt drybulk carriers numbered approximately 10,688 vessels of 807.2 million deadweight tonnes, or Mdwt.

This fleet is divided into four principal size segments: Handysize (10,000-39,999 dwt), Handymax (40,000-64,999 dwt), Panamax (65,000-99,999 dwt) and Capesize (100,000+dwt). Aside from size, the main distinction between drybulk vessel types is whether they are geared (that is, equipped with cranes for loading/discharge) or gearless. The main characteristics of these four vessel types are summarized below, while the table below summarizes the current structure of the fleet by age and size. It shows that in terms of deadweight capacity, the Capesize sector is the largest with 40.2% of the end-of-December 2017 total, followed by Panamaxes at 25.0%, Handymaxes at 23.7% and Handysizes at 11.2%.
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

Handymax (40,000-64,999 dwt): This segment of the drybulk carrier fleet contains three distinct sub-categories - the traditional Handymax size (40,000-49,999 dwt), the Supramax size (50,000-59,999 dwt) and the Ultramax size (60,000-64,999 dwt). There are some Ultramax newbuilding designs of above 65,000 dwt, but as these are much fewer in number than existing gearless vessels of 65-69.9 kdwt, they currently fall in SSY’s Panamax size range. Despite their increased size, these vessels retain a high degree of trading flexibility as their cargo gear enables them to load and/or discharge at ports with limited facilities. They are more widely deployed on longer-haul routes than are Handysizes (due to the greater scale economies that they offer). Whereas the traditional Handymax types have gained market share from the sub-40,000 dwt fleet of Handysizes over the past 20 years, the new generation of Supramax and Ultramax vessels are also competing for business on Panamax routes.

Panamax (65,000-99,999 dwt): The strict definition of a Panamax bulk carrier is a ship able to transit the Panama Canal fully laden. However, in recent years this definition has become blurred as (1) only a minority of the vessels in this size range pass through the Panama Canal in any 12-month period and (2) the opening of an additional trade lane with a new set of locks in mid-2016 expanded the Panama Canal’s dimensions to enable the transit of ships of maximum beam, or extreme vessel breadth, of 49 meters, maximum length overall, or LOA, of 366 meters and maximum draft of 15.2 meters tropical fresh water, or TFW. This compares with the pre-existing, and still operational, locks which can accommodate ships to a maximum of 32.3 meters beam, 294.1 meters LOA and 12 meters TFW draft. For these reasons SSY’s fleet definition stretches from 65,000 to 99,999 dwt, encompassing three main sub-types: traditional Panamaxes (70,000-79,999 dwt), Kamsarmaxes (82,000-83,000 dwt, which prior to the enlargement were the largest bulk carrier to transit the Panama Canal fully laden) and post-Panamaxes (85,000-99,999 dwt). The base load demand for these vessel types is provided by coal and grain cargoes, although they also participate in a number of other trades (including iron ore, bauxite and fertilizers). Only a small minority of vessels in this size range are equipped with cargo gear as most of the ports served have well developed cargo loading or discharge terminals.

Capesize (100,000+ dwt): These ships are almost exclusively deployed in the iron ore and coal trades, which benefit most from their scale economies, but over the past two years have also participated in the bauxite trades from West Africa. There are three main sub-types: small Capes (100,000-119,999 dwt), standard Capes (160,000-209,999 dwt, which are mainly concentrated between 170,000 dwt and 180,000 dwt, but also include Newcastlemaxes of 200,000-209,999 dwt) and Very Large Ore Carriers (220,000 dwt and above). In recent years the average size of these Very Large Ore Carriers has been increasing, through the serial ordering of 400,000 dwt and 325,000 dwt designs.

Drybulk Carrier Fleet by Size/Age (Million Dwt):
As of December 31, 2017

Built/Dwt	10-39,999	40-64,999	65-99,999	100,000+	Total
Pre-1993	4.5	3.6	2.5	4.2	14.8
1993-97	6.5	9.6	8.4	15.5	40.0
1998-02	7.3	14.2	22.7	13.9	58.1
2003-07	8.9	23.2	30.0	42.3	104.3
2008-12	37.6	77.0	76.4	155.7	346.6
2013-17	25.4	63.4	61.7	92.8	243.3
Total Fleet	90.2	191.0	201.6	324.3	807.2
Average Age	10 Yrs	8 Yrs	8 Yrs	7 Yrs	8 Yrs

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
Newbuilding deliveries not only reflect the demand from ship owners for new tonnage, but also available shipyard capacity. Following a sharp upswing in demand for new vessels in all of the main sectors of the commercial shipping industry during the last decade, and an accompanying rise in shipbuilding prices to record levels in 2007 to 2008, there was a massive China-led expansion in world shipbuilding capacity. In the case of the drybulk sector, annual newbuilding deliveries surged from 24.4 Mdwt in 2008 (and an average of 19.1 Mdwt per annum. between 2000 and 2007, inclusive) to 44.3 Mdwt in 2009, 79.7 Mdwt in 2010 and a peak of 100.0 Mdwt in 2012.
The resulting impact on freight market balances and vessel earnings, as described elsewhere in this section, led to sharply-reduced levels of drybulk carrier ordering in 2011 and 2012, which led to a slower pace of newbuilding deliveries in 2013 at an estimated 61.6 Mdwt followed by a further slowdown to 47.7 Mdwt in 2014.
There was an increase in drybulk carrier newbuilding investments during 2013, which continued into 2014 and reversed the downward trend in the newbuilding orderbook. These orders were focused on new, more fuel-efficient ship designs, for which shipyard descriptions offer significantly lower fuel consumption compared with existing vessels through a combination of new technology main engines and refinements of hull forms.
The rising costs of bunker fuels between 2004 and 2012 are illustrated in the chart below, which is based on the 58,238 dwt Supramax vessel specifications used by the Baltic Exchange in constructing its daily Supramax Index. Using estimated bunker prices in Singapore, SSY’s calculations assume that at a speed of 14.0 knots the vessel consumes 33 tonnes of 380 centiStokes, or cst, fuel oil per day laden and 32 tonnes per day in ballast. This shows an increase at sea, at full speed, from approximately $5,600 per day in 2004 to approximately $21,700 per day in 2012. Reflecting the general decline in world oil prices, annual average bunker fuel costs for SSY’s Supramax example fell from approximately $18,200 per day in 2014 to approximately $7,500 per day in 2016. A partial rebound in global oil prices from the lows of early 2016 lifted estimated Supramax bunkering costs to an average of approximately $10,600 per day in 2017 and by December last year daily bunkering costs had risen above $12,000 per day. However, SSY stresses that (1) there is a wide variance in individual vessel fuel consumptions, even within the same size segments, and (2) as described earlier in this section, vessels have been operating at slower speeds in order to lower their daily fuel consumption and costs.
Reflecting the increased ordering of more fuel-efficient vessels, there was a small net rise in drybulk carrier newbuilding deliveries in 2015 to 48.7 Mdwt, but the downward trend resumed in 2016 and the annual newbuilding delivery total in 2017 of 38.3 Mdwt was the lowest since 2008.
After a sharp reduction in new drybulk carrier ordering in 2015 and 2016, in response to the deterioration in freight market conditions, there was some revival in the contracting of new vessels in 2017 as vessel earnings firmed. At an estimated 81.7 Mdwt, the total tonnage on order at the end of December 2017 represented approximately 10.1% of the existing fleet, compared with 9.8% at the end of December 2016. The latter was the lowest end-year share since 2002 and compared with an estimated 15.7% as of the end of 2015 and year-end highs of 56.1% in 2007, 57.3% in 2009 and 67.6% in 2008, as illustrated in the chart below.
The table below summarizes the confirmed drybulk carrier orderbook as of the end of December 2017, by vessel size and scheduled year of delivery. These delivery dates can be subject to delay with, for example, 2017 deliveries an estimated 28%

below the scheduled total as of January 1, 2017. This compared with a corresponding average rate of slippage from scheduled delivery dates in the previous five years of approximately 35.2%.
Drybulk Carrier Newbuilding Orderbook by Size Range (Million Dwt): As of December 31, 2017

Delivery	10-39,999	40-64,999	65-99,999	100,000+	Total
2018	3.6	6.8	7.5	15.2	33.1
2019	1.9	3.3	6.2	17.5	28.8
2020	0.5	0.9	3.4	7.7	12.5
2021+	0	0	0.2	7.1	7.3
Total	6.0	11.0	17.2	47.5	81.7
% of Fleet	6.6%	5.8%	8.5%	14.6%	10.1%
Totals may not add due to rounding

End-Year Orderbook Development:
Million Dwt and as Percentage % of Existing Fleet
Orderbook
% Total Fleet
Million Dwt
Percentage of Total Fleet
300
250
200
150
100
50
0
80
70
60
50
40
30
20
10
0
End-02
End-03
End-04
End-05
End-06
End-07
End-08
End-09
End-10
End-11
End-12
End-13
End-14
End-15
End-16
End-17

Baltic Exchange Type Supramax (58,238 dwt) Fuel Costs at Sea:
Full Speed Basis
$/Day
24,000
20,000
16,000
12,000
8,000
4,000
0
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

Typically drybulk carriers are scrapped between the ages of 25 and 30 years, but the removal of vessels of 20-24 years is common during periods of freight market weakness, and there have also been examples of scrapping of 15-19 year-old vessels (especially in the larger-sized vessels). In 2017, the average age of Handysize vessels scrapped was 30 years, whereas for Handymax, Panamax and Capesize vessels it was 22 years. However, demolition is not simply a function of the fleet’s age profile. Several factors will influence an owner’s decision on whether to scrap older vessels, notably (1) actual and anticipated returns from the charter market, (2) the relative running costs of the vessel, (3) prospective expenditure at classification society surveys (which, as well as general costs of repair and maintenance can be impacted by new regulations, such as the International Maritime Organization’s convention on Ballast Water Management, where effective implementation for existing vessels is now scheduled to enter force in September 2019) and (4) the second-hand re-sale value (that is, whether it provides a premium to scrap). For much of the period from 2000 to 2009, returns from the drybulk charter markets supported continued investment in vessel life extension, and scrapping volumes fell to minimal levels. This, however, ensured an accumulation of older tonnage in the fleet and, as a result, demolition proved extremely responsive to a deterioration in freight market conditions. For instance, deletions from the drybulk fleet rose from 3.6 Mdwt in 2008 to 14.7 Mdwt in 2009 and reached a new annual record of 35.4 Mdwt in 2012. Over the last five years, scrapping volumes have remained very reactive to changes in vessel earnings with, for example, deletions dropping to a 7-year low of 14.0 Mdwt in 2017 from approximately 30.0 Mdwt per annum in both 2015 and 2016.
As the chart below illustrates, historically high levels of ship demolition contributed to a marked slowdown in the rate of drybulk carrier net fleet growth in 2015 and 2016 with the estimated 2.3% rise in 2016 representing the lowest annual percentage increase since the 1990s. There was some re-acceleration in fleet supply growth in 2017 with an estimated net rise in total drybulk tonnage of 3.1% between January 1 and December 31. However, this remained well below the rapid rates of expansion over the five year period from 2009 to 2013 when the total drybulk fleet grew at an annual average of 11.3% per annum.
Demolition has also contributed to the uneven development of drybulk carrier fleet supply over the past five years. In particular, the removal of elderly Handysize vessels, combined with the relatively modest newbuilding program in this sector compared with the other sizes, ensured that the 10,000-39,999 dwt Handysize fleet grew at an estimated CAGR of 1.3% between 2012 and 2017, compared with 5.2% for 40,000-64,999 dwt Handymaxes, 4.2% for 65,000-99,999 dwt Panamaxes and 3.1% for 100,000+ dwt Capes. Since the end of 2012, the Handysize sector’s share of total dwt capacity has fallen from an estimated 12.5% to 11.2% as of the end of December 2017. By contrast, the same period saw an increased share of the fleet accounted for by 40,000-64,999 dwt Handymaxes, rising from 22.0% to 23.7%, and 65,000-99,999 dwt Panamaxes, from 24.3% to 25.0%, while the 100,000+ dwt Capesize sector recorded a net decline, from 41.2% to 40.2%.
Despite the demolition of recent years, there remained approximately 14.8 Mdwt of ships aged 25 years or older in the drybulk carrier fleet as of the end of December 2017, with an additional 40.0 Mdwt aged 20 to 24 years and 58.1 Mdwt aged 15 to 19 years. The highest concentration of vessels 20+ years old was in the Handysize sector, accounting for 12.2% of dwt capacity in this size range as of the end of December 2017, compared with 6.9% of Handymaxes, 5.4% of Panamaxes and 6.1% of Capesizes.

Dry Bulk Carrier End Year Fleet by Size
100,000+
65-99,999
40-64,999
10-39,999
Million Dwt
Annual average growth 2000-04 = 3.6%
Annual average growth 2005-09 = 7.2%
Annual average growth 2010-14 = 10.3%
Annual average growth 2015-17 = 2.6%
0
100
200
300
400
500
600
700
800
900
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

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
Given the diversity of routes and cargoes traded by the drybulk fleet, freight market measures tend to focus on average worldwide spot earnings (expressed in US$ per day). The most recognized of these measures are published on a daily basis by the Baltic Exchange in London. In addition to global averages for standard designs of Handysize (28,000 dwt), Supramax (58,328 dwt), Panamax (74,000 dwt) and Capesize (180,000 dwt) vessels, together with a number of component routes, the Baltic Exchange also publishes a daily composite Index for the entire drybulk market (the BDI or Baltic Exchange Dry Index).
From its all-time high of almost 12,000 points in May 2008, just prior to the global financial crisis, the BDI fell to below 700 points in December of the same year. After partial recovery in 2009, negative pressure on freight markets returned under the weight of sustained fleet supply growth. At 920 points in 2012, the BDI’s annual average was a 26-year low. A combination of sharply reduced fleet supply, generally slower vessel speeds and new peaks for dry bulk trade lifted the 2013 annual average of the BDI to 1,206 points. Yet, despite continued spot market volatility, the corresponding 2014 level slipped to 1,105 points and spot market weakness intensified in 2015, chiefly due to a sharp slowdown in drybulk trade growth, with the BDI’s annual average falling to 718 points. This was followed by new daily (290 points) and monthly (307 points) lows in February 2016, when weak global steel production, disruptions to cargo availability and lower bunker prices, together with negative seasonal factors, all contributed to the further weakening in the freight market.
From these record lows, the BDI did rebound to an average of 994 points in the fourth quarter of 2016, but this could not prevent 2016 from recording the BDI’s lowest annual average since its inception in 1985 at 673 points. However, 2017 did see the first rise in the BDI’s annual average for four years, to 1,145 points, and at 1,509 points the fourth quarter average was the highest quarterly average since the fourth quarter of 2013. Volatility remained a feature of drybulk spot markets in 2017 with the BDI fluctuating between a low of 685 points and a high of 1,743 points.
The first of the charts below traces developments in representative 12-month charter rates for the four main vessel sizes from January 2002 to the end of December 2017, encompassing the all-time highs in vessel earnings and the subsequent slump in rates. The second chart looks in more detail at developments since the beginning of 2012. It shows the Capesize-led rebound from mid-2013 to the first quarter of 2014 and subsequent slide to the depressed levels in the first quarter of 2016 before a partial revival during the second half of 2016 and the further increases observed in 2017, which saw period rates rise to their highest levels since 2014. These assessments are based on existing modern (that is, under 10 years of age) vessels. Within these individual size ranges, period rates will vary according to such factors as vessel age, size, fuel consumption and yard of build.
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

Dry Bulk Carrier 12-Month Period Charter Rates
$/Day
170,000
160,000
150,000
140,000
130,000
120,000
110,000
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
Capesize
Panamax
Supramax
Handysize
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Jul-15
Jan-16
Jul-16
Jan-17
Jul-17
Jan-18

Dry Bulk Carrier 12-Month Period Charter Rates
$/Day
30,000
27,500
25,000
22,500
20,000
17,500
15,000
12,500
10,000
7,500
5,000
2,500
0
Capesize
Panamax
Supramax
Handysize
Jan-12
Apr-12
Jul-12
Oct-12
Jan-13
Apr-13
Jul-13
Oct-13
Jan-14
Apr-14
Jul-14
Oct-14
Jan-15
Apr-15
Jul-15
Oct-15
Jan-16
Apr-16
Jul-16
Oct-16
Jan-17
Apr-17
Jul-17
Oct-17
Jan-18

Asset Values
In addition to the global balance between the demand for new vessels and available shipbuilding capacity, newbuilding prices are also influenced by changes in vessel construction costs, due to such factors as movements in steel plate prices or exchange rates against the U.S. dollar in key shipbuilding nations (principally China, Japan and South Korea).
Panamax bulk carrier newbuilding prices in Japan peaked at $56.0 million in the third quarter of 2008 and subsequently fell to $29.0 million in the final quarter of 2012. By the end of 2013 Japanese prices had climbed to a 38-month high of $35.0 million, chiefly as the result of recovering newbuilding demand, and remained at similar levels through much of 2014. However, prices entered a downward trend in 2015 which continued into 2016 and, by the final quarter of last year, Japanese Panamax newbuilding prices reached their lowest level since 2003 at an estimated $23.5 million. During 2017 there was a partial rebound in Japanese prices to an estimated $26.5 million at the end of December 2017.
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
Consequently, the percentage decline in second-hand prices between 2008 and 2012 was more severe than for newbuildings. Prices showed a firmer trend from the beginning of 2013 to March 2014, when five-year old values rose by an average of approximately 50%, led by a 60-70% increase in Capesize prices. The onset of generally weaker spot and period charter rates began to erode second-hand values during the latter months of 2014, and downward pressure intensified during 2015 and into 2016, sharply reducing prices. By the end of February 2016, Panamax five-year old prices of approximately $11.0 million were at their lowest since the 1980s. However, from these lows, second-hand prices have shown a significant improvement, with Panamax five-year old values reaching approximately $14.0 million at the end of 2016 and approximately $20.5 million in December 2017. There were similar percentage rises in Supramax five-year old prices over the same period, while Capesize and Handysize values are estimated to have shown smaller, but still substantial, percentage increases.

Handysize Bulk Carrier Representative Asset Values

5-year old
10-year old
Newbuild Japan
$ million
$55
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Jul-15
Jan-16
Jul-16
Jan-17
Jul-17
Jan-18

Handymax/Supramax Bulk Carrier Representative Asset Values
$ million
$80
$70
$60
$50
$40
$30
$20
$10
$0
5-year old
10-year old
Newbuild Japan
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Jul-15
Jan-16
Jul-16
Jan-17
Jul-17
Jan-18

Panamax Bulk Carrier Representative Asset Values

$ million
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
5-year old
10-year old
Newbuild Japan
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Jul-15
Jan-16
Jul-16
Jan-17
Jul-17
Jan-18

Capesize Bulk Carrier Representative Asset Values
$160
$140
$120
$100
$80
$60
$40
$20
$0
$ million
5-year old
10-year old
Newbuild Japan
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Jul-15
Jan-16
Jul-16
Jan-17
Jul-17
Jan-18

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
A variety of government, quasi-governmental and private organizations subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard, or USCG, harbor master or equivalent), classification societies; flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary documents or approvals could require us to incur substantial costs or result in the operation of one or more of our vessels being temporarily off-hire.
We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental regulations have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels will be in compliance with applicable environmental laws and regulations and that our vessels will have all material permits licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact, such as the 2010 BP plc Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulations that could negatively affect our profitability.
International Maritime Organization
The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by ships, or the IMO, has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the related Protocol of 1978 and updated through various amendments, which we refer to collectively as MARPOL. MARPOL entered into force on October 2, 1983. It has been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate.
MARPOL is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, which was separately adopted by the IMO, relates to air pollution by ship emissions, including greenhouse gases.
In 2012, the IMO’s Marine Environment Protection Committee, or MEPC, adopted by resolution amendments to the international code for the construction and equipment of ships carrying dangerous chemicals in bulk, or the IBC Code. The provisions of the IBC Code are mandatory under MARPOL and SOLAS. These amendments pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code. We may need to make certain financial expenditures to comply with these amendments.
In 2013 the MEPC adopted by resolution amendments to the MARPOL Annex I Condition Assessment Scheme, CAS. These amendments pertain to revising references to the survey of bulk carriers and tankers after the 2011 ESP Code, which enhances the programs of inspections, becomes mandatory. We may need to make certain financial expenditures to comply with these amendments.
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
Amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, MEPC 70, MEPC announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from the current 3.5% to 0.5% as of the beginning of 2020. By 2020 ships will now have to either reduce sulfur from emissions through the installation and use of emission scrubbers or buy fuel with lower sulfur content.  Consequently, complying with MEPC 70 could result in a significant capital expenditure or a significant increase in the cost of bunkers.  The Company is currently reviewing alternatives to comply with MEPC 70 when it enters into force.
Sulfur content standards are even stricter within certain Emission Control Areas or ECAs. As of January 1, 2015, ships operating within an ECA may not use fuel with sulfur content in excess of 0.10%, which may cause additional costs to incur. Amended Annex VI established procedures for designating new ECAs. The Baltic and North Seas, certain coastal areas of North America and the United States Caribbean Sea are all within designated ECAs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, or the EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures, operational changes, or otherwise increase the costs of our operations.
At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxides, effective January 1, 2021. It is expected that these areas will be formally designated after the draft amendments are presented at MEPC’s next session. The EPA promulgated equivalent (and in some sense stricter) emissions standards in late 2009. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx), standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in North American and U.S. Caribbean Sea ECAs designed for the control of NOx with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. We cannot assure you that the jurisdictions in which the vessels we may acquire may operate will not adopt more stringent emissions standards independent of the IMO.
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
Ballast Water Management
The IMO adopted the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. All ships will also have to carry a ballast water record book and an International Ballast Water Management Certificate. The BWM Convention entered into force on September 8, 2017. As of mid-December 2017, 67 countries, representing 74.9% of world tonnage, have ratified the BWM Convention.
Many of the implementation dates in the BWM Convention have already passed, so now that the BWM Convention has entered into force, the period of installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems, or BWMS. For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels constructed before the entry into force date “existing vessels” and allows for the installation of a BWMS on such vessels at the first International Oil Pollution Prevention renewal survey following entry into force of the convention. At MEPC 70, MEPC adopted updated “guidelines for approval of ballast water managements systems (G8).” AT MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date after which existing vessels are subject to certain ballast water standards.
Once mid-ocean ballast exchange and/or ballast water treatment system requirements become mandatory, the cost of compliance could increase for ocean carriers and the costs of ballast water treatment systems may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Although the costs of such compliance could be material, it is difficult to predict the overall impact of such a requirement on our operations.
Safety Management System Requirements
The IMO has also adopted SOLAS and the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. The Convention on Limitation of Liability for Maritime Claims, LLMC, was recently amended effective June 8, 2015. The amendments alter the limits of liability for loss of life or personal injury claims and property claims against ship owners. We believe that all our vessels will be in substantial compliance with SOLAS and LL Convention standards.
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
The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for implementing and enforcing a broad range of international maritime regulations with respect to all ships granted the right to fly its flag. The “Shipping Industry Flag State Performance Table” published annually by the International Chamber of Shipping evaluates and reports on flag states based on factors such as ratification, implementation, and enforcement of principal international maritime treaties and regulations, supervision of statutory ship surveys, and participation at IMO and ILO meetings. All of our vessels are or will be flagged in the Marshall Islands or Liberia. Marshall Islands and Liberian flagged vessels have historically received a good assessment in the shipping industry. We recognize the importance of a credible flag state and do not use flag states with poor performance indicators. Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. Each of our vessels will be ISM Code certified. However, there can be no assurance that such certificate will be maintained.
Recent action by the IMO’s Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time.
Noncompliance with the ISM Code and other IMO regulations will subject the shipowner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and will result in the denial of access to, or detention in, some ports.
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
The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil except in limited circumstances, whether on land or at sea. United States regulations require owners and operators of vessels to adopt and implement a United States specific Vessel Response Plan (VRP) to manage emergency situations, including oil spills, should they occur in United States ports. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. OPA applies to oil tankers (which are not operated by us), as well as non-tanker ships that carry fuel oil, or bunkers, to power such ships. CERCLA also applies to our operations.
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
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional legislative or regulatory initiatives, including the raising of liability caps under OPA or more stringent operational requirements. For example, the U.S. Bureau of Safety and Economic Enforcement, or BSEE, issued final drilling safety rules for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices, and proposed rules to revise existing federal regulations regarding oil and gas production safety systems to address technological advances. A new rule issued by the U.S. Bureau of Ocean Energy Management, or BOEM, that increased the limits of liability of damages for offshore facilities under OPA based on inflation took effect in January 2015. In December 2015, the BSEE announced a new pilot inspection program for offshore facilities. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation or regulations applicable to the operation of the vessels we may acquire that may be implemented in the future could adversely affect our business. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.
OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA, and some states have enacted legislation providing for unlimited liability for oil spills. Furthermore, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. Yet, in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. We cannot predict what additional requirements, if any, may be enacted and what effect, if any, such requirements may have on our operations.
Other Environmental Initiatives
The CWA prohibits the discharge of oil or other substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. The EPA and USCG have enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. waters. The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit, or VGP, that authorizes ballast water discharges and other discharges incidental to the operation of vessels. For a new vessel delivered to an owner or operator to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in U.S. waters. The VGP imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, record keeping and reporting requirements to ensure the effluent limits are met. The VGP contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters and stringent requirements for exhaust gas scrubbers and requires the use of environmentally acceptable lubricants. In October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remains in effect until the EPA issues a new VGP.
The USCG, regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. As of June 21, 2012, the USCG adopted revised ballast water management regulations that established standards for allowable concentrations of living organisms in ballast water discharged from ships in U.S. waters. The USCG must approve any technology before it is placed on a vessel.
As of January 1, 2014, vessels are technically subject to the phasing-in of these standards. As a result, the USCG has granted extensions to vessels which cannot install the as-yet unapproved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers. In addition, through the CWA certification provisions that allow U.S. states to place additional conditions on use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast water requirements including, in some states, specific treatment standards. Compliance with these USCG and state regulations could have an adverse impact on the commercial operation of our vessels.
USCG has set up requirements for ships constructed before December 1, 2013 with ballast tanks trading with exclusive economic zones of the U.S. to install water ballast treatment systems as follows: (1) ballast capacity 1,500-5,000m3-first scheduled drydock after January 1, 2014; and (2) ballast capacity above 5,000m3-first scheduled drydock after January 1, 2016. All our vessels have ballast capacities over 5,000m3, and those of our vessels trading in the U.S. will have to install water ballast treatment plants at their first drydock after January 1, 2016.
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
The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The CAA also requires states to adopt State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations which may affect our vessels.
The United States is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined. For example, in April 2017, the President of the United States signed an executive order regarding the environment that targets the U.S. offshore energy strategy, which affects parts of the maritime industry.
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
The European Union has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The European Union Directive 2005/EC/33 (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the European Union imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in European Union ports, lasting until 2020.
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
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. International negotiations are continuing with respect to a successor to the Kyoto Protocol, which set emission reduction targets through 2012 and has been extended with new targets through 2020 pending negotiation of a new climate change treaty that would take effect in 2020. Restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the United States and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Convention on Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016. The Paris Agreement does not directly limit greenhouse gas emissions from ships. On June 1, 2017, the President of the United States announced that it is withdrawing from the Paris Agreement. The timing and effect of such action has yet to be determined.
The IMO may implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. As of January 1, 2013, ships were required to comply with new MEPC mandatory requirements to address greenhouse gas emissions from ships (as discussed above). For 2020, the European Union made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels. The European Union also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period, from 2013 to 2020. In April 2015, a regulation was adopted requiring that large ships (over 5,000 gross tons) calling at European Union ports from January 2018 collect and publish data on carbon dioxide emissions and other information.
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
Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the United States or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or more intense weather events.
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
Vessel Security Regulations
Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the MTSA came into effect. To implement certain portions of the MTSA, in July 2003, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports.
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
Any vessel operating without a valid certificate may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port. Amendments to SOLAS Chapter VII, made mandatory in 2004, apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or IMDG Code. Starting in January 1, 2016, the IMDG Code also includes updates to the provisions for radioactive material, reflecting the latest provisions from the IAEA, new marking requirements for “overpack” and “salvage” and updates to various individual packing requirements. The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, or STCW. The STCW had a transitional period which ended on January 1, 2017 and which mandated certain requirements for security training, and certifications. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.
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
Surveys by Classification Societies
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
While most vessels are drydocked every 30 to 60 months depending on the age of the vessel, underwater surveys (UWILD) are also conducted approximately every 30 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship owner within prescribed time limits.
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
Risk of Loss and Liability Insurance
The operation of any drybulk vessel includes risks such as mechanical and structural failure, hull damage, collision, property loss, cargo loss or damage due to political circumstances in foreign countries, piracy, hostilities, labor strikes and port or canal closures. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental incidents, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States plus excessive limits or exposures to third party claims including seeking United States jurisdiction, has made liability insurance more expensive for ship owners and operators trading in the United States market.
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
Hull & Machinery and War Risks Insurance
We maintain marine hull and machinery and war risks insurance, which will include the risk of partial, actual or constructive total loss, for all of our vessels. Each of our vessels is covered up to at least fair market value with deductibles of $100,000-$150,000 per vessel per incident. We also maintain increased value coverage for most of our vessels. Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities which are not recoverable under our hull and machinery policy by reason of under insurance. Under our war risks coverage a total loss would be paid in the event a vessel were confiscated or detained by unauthorized persons.
Protection and Indemnity Insurance
Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which insure liabilities to third parties in connection with our shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Our P&I coverage will be subject to and in accordance with the rules of the P&I Association in which the vessel is entered. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.” Our coverage is limited to approximately $8.0 billion, except for pollution which is limited to $1.0 billion. If pollution liability costs are greater than $1.0 billion, the International Oil Pollution Funds, would be expected to be utilized.
Our protection and indemnity insurance coverage for pollution will be $1.0 billion per vessel per incident. The thirteen P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group provides a unique and invaluable forum for sharing information on a number of issues such as oil pollution, environmental concerns, international legislation, sanctions, place of refuge for ships under distress, carriage of particular cargo, and loss prevention programs, amongst others.  The International Group also represents all clubs’ members at International conventions and in connection with legislations and regulations affecting shipowners’ liability and related insurance matters. Each P&I Association has capped its exposure to this pooling agreement at $8.0 billion. As a member of a P&I Association which is a member of the International Group, we are subject to calls payable to the associations based on the group’s claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group.
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
The following presentation of management’s discussion and analysis of results of operations and financial condition should be read in conjunction with our consolidated financial statements, including the notes thereto.
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
As of January 1, 2016, we operated in the following two segments:

•	Ultramax Operations: includes vessels ranging from approximately 60,200 dwt to 64,000 dwt.

•	Kamsarmax Operations: includes vessels ranging from approximately 82,000 dwt to 84,000 dwt.
Prior to January 1, 2016, we operated in three segments: Ultramax Operations, Kamsarmax Operations, and Capesize Operations. The Capesize Operations segment included vessels of approximately 180,000 dwt. We sold all of our Capesize vessels and Capesize newbuilding vessels by the end of 2015.
Certain of the corporate general and administrative and financial expenses incurred by us are not attributable to any specific segment. Accordingly, these costs are not allocated to any of our segments and are included in the results below as “Corporate.”
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

•
For all of our vessels in contractual relationships, we are responsible for crewing and other vessel operating costs for our owned vessels and the charterhire expense for vessels that we time charter-in.

The table below illustrates the primary distinctions among these different employment arrangements:

	Voyage Charter	Time Charter	Commercial Pool
Typical contract length	Single voyage	One year or more	Varies
Hire rate basis	Varies	Daily	Varies
Voyage expenses	We pay	Customer pays	Pool pays
Vessel operating costs for owned vessels	We pay	We pay	We pay
Charterhire expense for vessels chartered-in	We pay	We pay	We pay
Off-hire	Customer does not pay	Customer does not pay	Pool does not pay
As of the date of this annual report, all of our owned, finance leased and time chartered-in vessels are operating in the Scorpio Group Pools.
Important Financial and Operational Terms and Concepts
We use a variety of financial and operational terms and concepts. These include the following:
Hire rate. The basic payment from the charterer for the use of the vessel.
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
Technical management fees are paid to SSM, which is controlled by the Lolli-Ghetti family. Pursuant to our Revised Master Agreement, SSM provides us with technical services, and we provide them with the ability to subcontract technical management of our vessels with our approval.
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
Depreciation. Depreciation expense typically consists of:

•	charges related to the depreciation of the historical cost of our owned vessels (less an estimated residual value) over the estimated useful lives of the vessels;

•	charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking; and

•	amortization of assets under finance lease.
Time charter equivalent (TCE) revenue or rates. We report TCE revenues, a non-GAAP financial measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable U.S.-GAAP measure, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors. TCE revenue is vessel revenue less voyage expenses, including bunkers and port charges. The TCE rate achieved on a given voyage is expressed in U.S. dollars/day and is generally calculated by taking TCE revenue and dividing that figure by the number of revenue days in the period. For a reconciliation of TCE revenue, deduct voyage expenses from revenue on our Statement of Operations. Please also see “Non-GAAP Financial Measures.”
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
Off-hire. Time a vessel is not available for service due primarily to scheduled and unscheduled repairs or drydockings. For time chartered-in vessels, we do not pay the charterhire expense when the vessel is off-hire.
Non-GAAP Financial Measures
To supplement our financial information presented in accordance with accounting principles generally accepted in the United States, or GAAP, management uses certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the SEC. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with GAAP. Management believes the presentation of these measures provides investors with greater transparency and supplemental data relating to our financial condition and results of operations, and therefore a more complete understanding of factors affecting our business than GAAP measures alone. In addition, management believes the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as asset sales, write-offs, contract termination costs or items outside of management’s control.
Earnings before interest, taxes, depreciation and amortization, or EBITDA, adjusted net loss and related per share amounts, as well as adjusted EBITDA and TCE revenue are non-GAAP financial measures that we believe provide investors with a means of evaluating and understanding how our management evaluates our operating performance.  These non-GAAP financial measures should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP.
Reconciliations of EBITDA, adjusted net loss, adjusted EBITDA and TCE revenue to the most directly comparable GAAP measures are provided below for the years ended December 31, 2017 and 2016.
EBITDA

	For the Year Ended December 31,
In thousands	2017	2016
Net loss	$(59,726)	$(124,835)
Add Back:
Net interest expense	27,307	16,326
Depreciation and amortization (1)	67,710	62,835
EBITDA	$35,291	$(45,674)
(1) Includes depreciation, amortization of deferred financing costs and restricted stock amortization.
Adjusted net loss

	For the Year Ended December 31,
	2017		2016		2015
In thousands, except per share amounts	Amount	Per share	Amount	Per share	Amount	Per share
Net loss	$(59,726)	$(0.83)	$(124,835)	$(2.22)	$(510,789)	$(23.86)
Adjustments:
Loss / write down on assets held for sale	17,701	0.25	12,433	0.22	422,937	19.75
Write down of deferred financing cost	470	0.01	2,456	0.05	16,085	0.75
Charterhire contract termination	—	—	10,000	0.18	—	—
Total adjustments	18,171	0.26	24,889	0.45	439,022	20.50
Adjusted net loss	$(41,555)	$(0.57)	$(99,946)	$(1.77)	$(71,767)	$(3.36)

Adjusted EBITDA

	For the Year Ended December 31,
In thousands	2017	2016
Net loss	$(59,726)	$(124,835)
Impact of Adjustments (1)	18,171	24,889
Adjusted net loss	(41,555)	(99,946)
Add Back:
Net interest expense	27,307	16,326
Depreciation and amortization (2)	67,710	62,835
Adjusted EBITDA	$53,462	$(20,785)
(1) Includes loss/write down on assets held for sale of $17.7 million and a write down of deferred financing costs of $0.5 million.
(2) Includes depreciation, amortization of deferred financing costs and restricted stock amortization.
TCE Revenue
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

	For the Year Ended December 31,
In thousands	2017	2016
Vessel Revenues	$162,205	$78,402
Less:
Voyage expenses	(429)	45
TCE revenue	$161,776	$78,447
Executive Summary for the Year Ended December 31, 2017
Our results for the year ended December 31, 2017 reflect the improving market and the growth of our fleet. Vessel revenues increased $83.8 million to $162.2 million as the combined rates of our Ultramax and Kamsarmax vessels significantly increased from $5,789 per day to $9,511 per day. Revenue days increased 26% to 17,009 representing the growth in our fleet. Despite these improvements we had a net loss of $59.7 million or $0.83 loss per diluted share, which included a loss on assets held for sale of $17.7 million and a write off of deferred financing costs of $0.5 million. Excluding these items, our adjusted net loss was $41.6 million, or $0.57 loss per diluted share (see Non-GAAP Financial Measures).
In the first half of 2017, we took delivery of the final six newbuilding vessels in our previously existing newbuilding program and were able to shift our focus from maintaining our balance sheet to operating our fleet in the improving spot market. As the market continued to improve and with our liquidity position solidified, we expanded our fleet through the purchase of nine secondhand vessels at the end of the year for total consideration of approximately $207.0 million, bringing our operating fleet to a total of 56 vessels including 55 owned or finance leased vessels and one time-chartered in vessel. In addition, one vessel is currently under construction and expected to be delivered to us in mid-2018.
Our belief in the strength of our balance sheet and in the recovery of the spot market, has allowed us to institute a share repurchase program and declare quarterly cash dividends. During 2017, we repurchased 1.5 million shares under the Board of Directors authorized stock repurchase program at a cost of approximately $11.0 million, or at an average cost of $7.51 per share, and we declared our first quarterly cash dividend, paying out $0.02 a share or approximately $1.5 million.

Results for the Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016
For 2017, the Company’s GAAP net loss was $59.7 million, or $0.83 loss per diluted share compared to a GAAP net loss of $124.8 million, or $2.22 loss per diluted share for the prior year. EBITDA for 2017 and 2016 were $35.3 million and a loss of $45.7 million, respectively (see Non-GAAP Financial Measures).
For 2017, the Company’s adjusted net loss was $41.6 million, or $0.57 adjusted loss per diluted share, which excludes the impact of a write down of assets held for sale of $17.7 million and a write off of deferred financing costs on the credit facility related to those specific vessels of $0.5 million. For 2016, the Company’s adjusted net loss was $99.9 million, or $1.78 adjusted loss per diluted share, which excludes a loss/write off of vessels and assets held for sale of $12.4 million, the write off of deferred financing costs on credit facilities that will no longer be used of $2.5 million and a charterhire contract termination fee of $10.0 million (see Non-GAAP Financial Measures).
Total vessel revenues for 2017 were $162.2 million, an increase of $83.8 million from $78.4 million in 2016. Our TCE revenue (see Non-GAAP Financial Measures) for 2017 was $161.8 million, an increase of 106% from 2016. The increase in TCE revenue is attributable to rate increases throughout the year, a sustained increase in demand across all bulk sectors, regions and commodities, as well as a reduction in tonnage supply. We also experienced an increase in revenue days associated with the growth of our fleet.
Total operating expenses for 2017 were $187.8 million compared to $179.1 million in 2016, which included $17.7 million and $12.4 million, respectively, related to asset disposals (as described above). The year over year increase is primarily due to an $17.8 million increase in vessel operating costs resulting from the increase in the size of our fleet.

Ultramax Operations

	For the Year Ended December 31,
	2017	2016	Change	% Change
TCE Revenue:
Vessel revenue	$94,380	$46,718	$47,662	102
Voyage expenses	129	36	93	258
TCE Revenue	$94,251	$46,682	$47,569	102
Operating expenses:
Vessel operating costs	51,445	41,749	9,696	23
Charterhire expense	975	5,033	(4,058)	(81)
Charterhire termination	—	7,500	(7,500)	(100)
Vessel depreciation	29,797	22,040	7,757	35
General and administrative expense	3,389	2,725	664	24
Loss / write down on assets held for sale	—	(130)	130	100
Total operating expenses	$85,606	$78,917	$6,689	8
Operating loss	$8,645	$(32,235)	$40,880	127
Vessel revenue for our Ultramax Operations increased to $94.4 million in 2017 from $46.7 million in 2016 due to significant increases in both rates and revenue days, the latter of which is associated with the growth of our fleet.
TCE revenue (see Non-GAAP Financial Measures) for our Ultramax Operations was $94.3 million for 2017 and was associated with a day-weighted average of 28 vessels owned, compared to $46.7 million for the prior year, which was associated with a day-weighted average of 22 vessels owned and one vessel time chartered-in. TCE revenue per day was $9,159 and $5,896 for 2017 and 2016, respectively. Increased worldwide demand across all bulk sectors, regions and commodities, as well as a reduction in supply drove the increase in rates for both of our vessel types.

	For the Year Ended December 31,
Ultramax Operations:	2017	2016	Change	% Change
TCE Revenue	$94,251	$46,682	$47,569	102
TCE Revenue / Day	$9,159	$5,896	$3,263	55
Revenue Days	10,291	7,917	2,374	30
Our Ultramax Operations vessel operating costs were $51.4 million in 2017, including approximately $1.2 million of takeover costs associated with new deliveries and $0.6 million of other non-operating expenses and related to 28 vessels owned, on average during the period. Vessel operating costs for the prior year were $41.7 million and related to 22 vessels owned, on average during the period. Daily operating costs excluding takeover and other non-operating expenses for 2017 were $4,842.
Charterhire expense for our Ultramax Operations decreased to $1.0 million in 2017 from $5.0 million in the prior year. We did not time charter-in any Ultramax vessels until the end of the third quarter of 2017, when we chartered-in one Ultramax vessel at $10,125 per day. During 2016, we recorded a $7.5 million charge to terminate three time charter-in contracts.
Ultramax Operations vessel depreciation increased to $29.8 million in 2017 from $22.0 million in the prior year, reflecting the increase in our weighted average vessels owned to 28 from 22.
General and administrative expense for our Ultramax Operations was $3.4 million for 2017 and $2.7 million for 2016. The increase was due to an increase in administrative services fees, reflecting the growth of our fleet.
During 2016, we recorded a reversal of loss/write off of vessels and assets held for sale related to Ultramax vessels held for sale at December 31, 2015, due to accrual adjustments and other cost true ups.
Kamsarmax Operations

	For the Year Ended December 31,
	2017	2016	Change	% Change
TCE Revenue:
Vessel revenue	$67,825	$31,684	$36,141	114
Voyage expenses	300	(81)	381	470
TCE Revenue	$67,525	$31,765	$35,760	113
Operating expenses:
Vessel operating costs	35,336	27,083	8,253	30
Charterhire expense	4,417	12,323	(7,906)	(64)
Charterhire termination	—	2,500	(2,500)	(100)
Vessel depreciation	18,713	14,522	4,191	29
General and administrative expense	1,916	1,718	198	12
Loss / write down on assets held for sale	17,701	11,557	6,144	53
Total operating expenses	$78,083	$69,703	$8,380	12
Operating loss	$(10,558)	$(37,938)	$27,380	72
Vessel revenue for our Kamsarmax Operations increased to $67.8 million in 2017 from $31.7 million in 2016 due to significant increases in both rates and revenue days, the latter of which is associated with the growth of our fleet.
TCE revenue (see Non-GAAP Financial Measures) for our Kamsarmax Operations was $67.5 million for 2017 and was associated with a day-weighted average of 18 vessels owned and one vessel time chartered-in, compared to $31.8 million for the prior year, which was associated with a day-weighted average of 14 vessels owned and two vessels time chartered-in. TCE revenue per day was $10,051 and $5,639 for 2017 and 2016, respectively. Increased worldwide demand across all bulk sectors, regions and commodities, as well as a reduction in supply drove the increase in rates for both of our vessel types.

	For the Year Ended December 31,
Kamsarmax Operations:	2017	2016	Change	% Change
TCE Revenue	$67,525	$31,765	$35,760	113
TCE Revenue / Day	$10,051	$5,639	$4,412	78
Revenue Days	6,718	5,633	1,085	19
Kamsarmax Operations vessel operating costs were $35.3 million in 2017, including approximately $1.4 million of takeover costs associated with new deliveries and $1.0 million of other non-operating expenses and related to 18 vessels owned, on average during the period. Vessel operating costs for the prior year were $27.1 million and related to 14 vessels owned, on average during the period. Daily operating costs excluding takeover and other non-operating expenses for 2017 were $5,028.
Charterhire expense for our Kamsarmax Operations decreased to $4.4 million in 2017 from $12.3 million in the prior year reflecting the reduction in the number of vessels time chartered-in from four at the start of 2016 to none at the end of 2017. During 2016, we recorded a $2.5 million charge to terminate one time charter-in contract.
Kamsarmax Operations vessel depreciation increased to $18.7 million in 2017 from $14.5 million in the prior year reflecting the increase in our weighted average vessels owned to 18 from 14.
General and administrative expense for our Kamsarmax Operations was $1.9 million and $1.7 million for 2017 and 2016, respectively. The increase was due to an increase in administrative services fees, reflecting the growth of our fleet.
During 2017, we recorded a write down on assets held for sale related to the sale of two Kamsarmax vessels to an unaffiliated third party and in 2016, we recorded a write down of vessels and assets held for sale related to the cancellation of a shipbuilding contract for a Kamsarmax bulk carrier.
Corporate
Corporate general and administrative and financial expenses increased from $53.3 million in 2016 to $57.9 million in 2017, as increases in financial expenses due to increasing LIBOR rates, higher levels of debt and reduced capitalization of interest outweighed decreases in restricted stock amortization as prior year grants, with higher fair values than current grants, vested and were fully expensed.
During 2017 and 2016, we wrote off $0.5 million and $2.5 million, respectively, of deferred financing costs accumulated on credit facilities for which the related vessels were sold or the commitments were otherwise reduced.

Results for the Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015
Ultramax Operations

	For the Year Ended December 31,
	2016	2015	Change	% Change
TCE Revenue:
Vessel revenue	$46,718	$26,771	19,947	75
Voyage expenses	36	176	(140)	(80)
TCE Revenue	$46,682	$26,595	$20,087	76
Operating expenses:
Vessel operating costs	41,749	14,297	27,452	192
Charterhire expense	5,033	21,880	(16,847)	(77)
Charterhire termination	7,500	—	7,500	NA
Vessel depreciation	22,040	6,104	15,936	261
General and administrative expense	2,725	713	2,012	282
Loss / write down on assets held for sale	(130)	5,622	(5,752)	(102)
Total operating expenses	$78,917	$48,616	$30,301	62
Operating loss	$(32,235)	$(22,021)	$(10,214)	(46)
Vessel revenue for our Ultramax Operations increased significantly to $46.7 million in 2016 from $26.8 million in 2015 due to the increase in revenue days associated with the growth of our fleet.
TCE revenue (see Non-GAAP Financial Measures) for our Ultramax Operations was $46.7 million for 2016 and was associated with a day-weighted average of 22 vessels owned and one vessel time chartered-in, compared to $26.6 million for the prior year, which was associated with a day-weighted average of seven vessels owned and five vessels time chartered-in. TCE revenue per day was $5,896 and $6,839 for 2016 and 2015, respectively. The decrease in TCE revenue per day was due to the depressed market in which we operated for most of the year. Overall TCE revenues increased versus the prior year despite the lower rates due to the increase in revenue days associated with the growth of our fleet

	For the Year Ended December 31,
Ultramax Operations:	2016	2015	Change	% Change
TCE Revenue	$46,682	$26,595	$20,087	76
TCE Revenue / Day	$5,896	$6,839	$(943)	(14)
Revenue Days	7,917	3,889	4,028	104
Ultramax Operations vessel operating costs were $41.7 million in 2016, including approximately $2.0 million of takeover costs associated with new deliveries and $1.2 million of other non-operating expenses and related to 22 vessels owned, on average during the period. Vessel operating costs for the prior year were $14.3 million and related to seven vessels owned, on average during the period. Daily operating costs excluding takeover and other non-operating expenses for 2016 were $5,063.
Charterhire expense for our Ultramax Operations decreased to $5.0 million in 2016 from $21.9 million in the prior year reflecting the reduction in the number of vessels time chartered-in. During 2016, we recorded a $7.5 million charge to terminate three time charter-in contracts. Terminating these contracts reduced our cash outflow and had a positive impact on our future operating results as the contracts were at above current market rates.
Ultramax Operations vessel depreciation increased to $22.0 million in 2016 from $6.1 million in the prior year reflecting the increase in our weighted average vessels owned to 22 from seven.
General and administrative expense for our Ultramax Operations was $2.7 million for 2016 and $0.7 million for 2015. The increase was due to an increase in administrative services fees, reflecting the growth of our fleet.

During 2016, we recorded a reversal of loss/write off of vessels and assets held for sale related to Ultramax vessels held for sale at December 31, 2015, including accrual adjustments and other cost true ups. The loss recorded in 2015 was associated with writing down vessels and construction contracts that were sold or classified as held for sale during 2015.
Kamsarmax Operations

	For the Year Ended December 31,
	2016	2015	Change	% Change
TCE Revenue:
Vessel revenue	$31,685	$26,712	$4,973	19
Voyage expenses	(81)	331	(412)	(124)
TCE Revenue	$31,766	$26,381	$5,385	20
Operating expenses:
Vessel operating costs	27,083	9,986	17,097	171
Charterhire expense	12,323	29,509	(17,186)	(58)
Charterhire termination	2,500	—	2,500	NA
Vessel depreciation	14,522	4,536	9,986	220
General and administrative expense	1,718	498	1,220	245
Loss / write down on assets held for sale	11,557	8,997	2,560	28
Total operating expenses	$69,703	$53,526	$16,177	30
Operating loss	$(37,937)	$(27,145)	$(10,792)	(40)
Vessel revenue for our Kamsarmax Operations increased to $31.7 million in 2016 from $26.8 million in 2015 due to the increase in revenue days associated with the growth of our fleet.
TCE revenue (see Non-GAAP Financial Measures) for our Kamsarmax Operations was $31.8 million for 2016 and was associated with a day-weighted average of 14 vessels owned and two vessels time chartered-in, compared to $26.4 million for the prior year, which was associated with a day-weighted average of five vessels owned and seven vessels time chartered-in. TCE revenue per day was $5,639 and $6,660 for 2016 and 2015, respectively. The decrease in TCE revenue per day was due to the depressed market in which we operated for most of the year. Overall TCE revenues increased versus the prior year despite the lower rates due to the increase in revenue days associated with the growth of our fleet.

	For the Year Ended December 31,
Kamsarmax Operations:	2016	2015	Change	% Change
TCE Revenue	$31,766	$26,381	$5,385	20
TCE Revenue / Day	$5,639	$6,660	$(1,021)	(15)
Revenue Days	5,633	3,961	1,672	42
Kamsarmax Operations vessel operating costs were $27.1 million in 2016, including approximately $0.8 million of takeover costs associated with new deliveries and $1.0 million of other non-operating expenses and related to 14 vessels owned, on average during the period. Vessel operating costs for the prior year were $10.0 million and related to five vessels owned, on average during the period. Daily operating costs excluding takeover and other non-operating expenses for 2016 were $5,236.
Charterhire expense for our Kamsarmax Operations decreased to $12.3 million in 2016 from $29.5 million in the prior year reflecting the reduction in the number of vessels time chartered-in. During 2016, we recorded a $2.5 million charge to terminate a time charter-in contract. Terminating this contract reduced our cash outflow and had a positive impact on our future operating results as the contract was at above current market rates. As of December 31, 2016, we had two remaining time chartered-in vessels. Of these two time chartered-in vessels, one was redelivered in the first quarter of 2017, and the other was redelivered during the third quarter of 2017.

Kamsarmax Operations depreciation increased to $14.5 million in 2016 from $4.5 million in the prior year reflecting the increase in our weighted average vessels owned to 14 from five.
General and administrative expense for our Kamsarmax Operations was $1.7 million for 2016 and $0.5 million for 2015. The increase was due to an increase in administrative services fees, reflecting the growth of our fleet.
During 2016, we recorded a loss/write off of vessels and assets held for sale of $11.6 million, which primarily related to the cancellation of a shipbuilding contract for a Kamsarmax bulk carrier and additional expenses related to vessels held for sale at December 31, 2015, including accrual adjustments and other cost true ups. The loss recorded in the prior year was associated with writing down vessels and construction contracts that were sold or classified as held for sale during 2015, as well as incremental write-downs of certain construction contracts that were classified as held for sale at December 31, 2014.
Capesize Operations

	For the Year Ended December 31,
	2016	2015	Change	% Change
TCE Revenue:
Vessel revenue	$—	$9,038	$(9,038)	(100)
Voyage expenses	—	280	(280)	(100)
TCE Revenue	$—	$8,758	$(8,758)	(100)
Operating expenses:
Vessel operating costs	—	5,089	(5,089)	(100)
Vessel depreciation	—	3,623	(3,623)	(100)
General and administrative expense	380	275	105	38
Loss / write down on assets held for sale	1,006	408,318	(407,312)	(100)
Total operating expenses	$1,386	$417,305	$(415,919)	(100)
Operating loss	$(1,386)	$(408,547)	$407,161	(100)
Prior to 2016, the Company was organized into three operating segments: Ultramax, Kamsarmax and Capesize, the latter of which included vessels of approximately 180,000 DWT. However, we sold all of our Capesize vessels and Capesize newbuilding vessels by the end of 2015.
Corporate
Certain of the corporate general and administrative expenses we incurred and all of our financial expenses are not attributable to any specific segment. Accordingly, these costs are not allocated to any of our segments. General and administrative expenses decreased $4.7 million from $33.9 million in 2015 to $29.2 million in 2016, primarily due to a decrease in restricted stock amortization as prior year grants, with higher fair values than current grants, vested and were fully expensed as well as the reversal of expense related to canceled awards. Financial expense, net increased from $19.5 million in 2015 to $24.9 million in 2016, due to higher levels of debt and lower levels of capitalized interest. During 2016 and 2015, we wrote off $2.5 million and $16.1 million, respectively, of deferred financing costs accumulated on credit facilities for which the related vessels were sold or the commitments were otherwise reduced.
Recent accounting pronouncements
In May 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-09, “Compensation - Stock Compensation (Topic 718): Scope of Modification Accounting”, which clarifies when changes to the terms or conditions of a share-based payment must be accounted for as modifications. Under the new guidance, an entity will not apply modification accounting to a share-based payment award if all of the following are the same immediately before and after the change: (i) the award’s fair value, (ii) the award’s vesting conditions, and (iii) the award’s classification as an equity or liability instrument. The new guidance does not change the accounting for modifications. The guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017 for all entities. Early adoption is permitted, including adoption in any interim period for which financial statements have not yet been issued or made available for issuance. We do not expect ASU 2017-09 to have a significant impact on our consolidated financial statements or financial disclosures.

In November 2016, the FASB issued ASU 2016-18, “Restricted Cash”. When cash, cash equivalents, restricted cash and restricted cash equivalents are presented in more than one line item on the balance sheet, the new guidance requires a reconciliation of the totals in the statement of cash flows to the related captions in the balance sheet. This reconciliation can be presented either on the face of the statement of cash flows or in the notes to the financial statements. The guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those years. Early adoption in an interim period is permitted, but any adjustments must be reflected as of the beginning of the fiscal year that includes that interim period. We do not expect ASU 2016-018 to have a significant impact on our Consolidated Statement of Cash Flows.
In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments”, which addresses classification issues related to the statement of cash flows. Classification issues relate to (i) debt repayment of debt extinguishment costs, (ii) settlement of zero-coupon bonds, (iii) contingent consideration payments made after a business combination, (iv) proceeds from the settlement of insurance claims, (v) proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies, (vi) distributions received from equity method investees, (vii) beneficial interests in securitization transactions, and (viii) separately identifiable cash flows and application of the predominance principle. The guidance is effective for annual and interim periods in fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the ASU in an interim period, adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. Entities should apply this ASU using a retrospective transition method to each period presented. If it is impracticable for an entity to apply the ASU retrospectively for some of the issues, it may apply the amendments for those issues prospectively as of the earliest date practicable. We do not expect ASU 2016-15 to have a significant impact on our Consolidated Statement of Cash Flows.

In February 2016, the FASB issued ASU 2016-02, “Leases”, which is intended to improve financial reporting about leasing transactions. The ASU affects all companies that lease assets. The ASU will require organizations that lease assets, or lessees, to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with terms of more than twelve months. The accounting for lease arrangements by lessor will remain largely unchanged from current U.S. GAAP. The ASU will also require additional quantitative and qualitative disclosures to help financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. The ASU is effective for fiscal years and interim periods beginning after December 15, 2018 although early adoption is permitted. The ASU requires reporting organizations to take a modified retrospective transition approach. While we are still reviewing our contracts to assess the overall impact of the guidance, we have determined that our existing pool arrangements meet the definition of leases under ASU 2016-02, with us as lessor, on the basis that the pool manages the vessels in order to enter into transportation contracts with their customers, and thereby enjoy the economic benefits derived from such arrangements.  Furthermore, the pool can direct the use of a vessel (subject to certain limitations in the pool or charter agreement) throughout the period of use. On November 29, 2017 the FASB voted to propose amendments to the new leases guidance to add two practical expedients. The proposed changes would allow entities to elect a simplified transition approach, and provide lessors with an option related to how lease and other related revenues are presented and disclosed. We will adopt this new standard on January 1, 2019, applying the main transition option, with no restatement of comparative figures for prior periods.

ASU 2016-02 also amends the existing accounting standards to require lessees to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet, unless the term of the lease is 12 months or less. Based on our operating fleet as of December 31, 2017, the standard will result in the recognition of right-of-use assets and corresponding liabilities, on the basis of the discounted remaining future minimum lease payments, relating to our existing bareboat chartered-in vessel commitments that are currently reported as operating leases.  We do not expect this standard to impact the accounting for our existing time chartered-out vessels which are scheduled to expire in the first quarter of 2019. Furthermore, the eventual expected impact of this standard as it pertains to time or bareboat chartered-in vessels, cannot be estimated as we are unable to predict what our lease commitments will be at December 31, 2018.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update in respect of revenue from contracts with customers (Topic 606). The effective date is for annual periods beginning after  December 15, 2017. This standard will require to (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. We expect that our time charter arrangements may contain a service component, for example crew assistance , that will be in the scope of the new standard. Therefore the part of transaction price of charter arrangements should be allocated to service component and recognized in revenue in accordance with the requirements of the new standard. Revenue generated from pooling arrangements are within the scope of ASU 2016-02, which is discussed further above. Our time-chartered arrangements may contain both a lease and a service components. Prior to the expected adoption of ASC 842 practical expedients mentioned above, the non-lease component is supposed to be in the scope of the revenue standard. However, ASC 842 would allow lessor to not separate the lease components and the non-lease component. The lessor practical expedient would be limited to circumstances in which both (1) the timing and pattern of revenue recognition are the same for the nonlease component(s) and related lease component and (2) the combined single lease component would be classified as an operating lease. We also understand that lessors would not be required to account for the service component under ASC 606 in 2018, even if the future practical expedients will not be effective.

Critical Accounting Estimates

Our consolidated financial statements and accompanying notes are prepared in accordance with U.S. GAAP. In many instances, the application of such principles requires management to make estimates or to apply subjective principles to particular facts and circumstances. A change in the estimates or a variance in the application, or interpretation of U.S. GAAP could yield a materially different accounting result. A summary of our critical accounting estimates where we believe that the estimations, judgments or interpretations that we made, if different, would have yielded the most significant differences in our consolidated financial statements, can be found in the notes to the consolidated financial statements. In addition, for a summary of all of our significant accounting policies see Note 1, Organization and Basis of Presentation, in the notes to the consolidated financial statements.
Vessels and depreciation
We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel including capitalized interest and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis to their residual value over their estimated useful lives of 25 years from the date the vessel is ready for its first voyage. The estimated useful life of 25 years is management’s best estimate and is also consistent with industry practice for similar vessels. The residual value is estimated as the lightweight tonnage of each vessel multiplied by an estimated scrap value per ton. The scrap value per ton is estimated taking into consideration the historical four years average scrap market rates at the balance sheet date.

An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge.

When regulations place limitations over the ability of a vessel to trade on a worldwide basis, or when the cost of complying with such regulations is not expected to be recovered, we will adjust the vessel’s useful life to end at the date such regulations preclude such vessel’s further commercial use.

The carrying value of our vessels does not represent the fair market value of such vessels or the amount we could obtain if we were to sell any of our vessels, which could be more or less. Under U.S. GAAP, we would not record a loss if the fair market value of a vessel (excluding its charter) is below its carrying value unless and until we determine to sell that vessel or the vessel is impaired as discussed below under “Impairment of long-lived assets held for use.”

Pursuant to our bank credit facilities, prior to drawdown of loans under the credit facilities we submit to the lenders valuations of the vessels collateralizing the relevant facility. Thereafter, we will regularly submit to the lenders valuations of our vessels on an individual charter free basis in order to evidence our compliance with the collateral maintenance covenants under our bank credit facilities.  Such a valuation is not necessarily the same as the amount any vessel may bring upon sale, which may be more or less, and should not be relied upon as such.  We have received valuations on each vessel in our fleet as of December 31, 2017. If we were to apply those valuations to the carrying value of our vessels as of December 31, 2017, the aggregate carrying value would exceed the fair value of our vessels by an aggregate of $156.3 million. The fair values of our vessels can fluctuate depending on the shipyards and the dates of delivery. These assumptions have not been taken into account in the amounts disclosed above.
Impairment of long-lived assets held for use
We follow Accounting Standards Codification or ASC Subtopic 360-10, Property, Plant and Equipment, or ASC 360-10, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, we perform an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets.

When indicators of impairment are present and our estimate of undiscounted future cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down, by recording a charge to operations, to the vessel’s fair market value if the fair market value is lower than the vessel’s carrying value.

Our vessels are assessed for impairment whenever events or changes in circumstances indicate the carrying amount of our vessels and vessels under construction may not be recoverable. In developing our estimates of undiscounted cash flows, we make assumptions and estimates about vessels’ future performance, with the most significant assumptions relating to (i) charter rates on expiry of existing charters, which are based on the current fixing applicable to five-year time charter rates and thereafter, a reversion to the ten-year historical average for each category of vessel, (ii) off-hire days, which are based on actual off-hire statistics for our fleet, (iii) operating costs, based on current levels escalated over time based on long term trends, (iv) drydocking frequency, duration and cost, (v) estimated useful life which is assessed as a total of 25 years and (vi) estimated scrap values. Specifically, we utilize the rates currently in effect for the duration of our vessel’s current time charters, without assuming any profit sharing.  For periods of time where our vessels are not fixed on time charters, we utilize an estimated daily TCE for our vessels’ unfixed days using the five year time charter average in effect as of the date of the assessment for the next five years and the ten year historical average for the remainder of the vessels’ useful lives, which is common practice for the industry.  We further assume a utilization rate of 95% for our vessels and do not apply any inflation to the estimated rates used. We apply a 2% inflation rate to vessel operating costs.

During the year ended December 31, 2017, there were no changes in circumstances or events that indicated that the carrying amount of our vessels or vessel under construction may not be recoverable and therefore, an assessment of impairment was not performed.

During our fourth quarter 2016 assessment, we determined that the future income streams expected to be generated by our vessels, including vessels under construction which are carried at balances that approximate their fair values, over their remaining operating lives on an undiscounted basis would be sufficient to recover their carrying values and, accordingly, it confirmed that our vessels were not impaired under U.S. GAAP.  Our estimated future undiscounted cash flows exceeded each of our vessels’ carrying values, as well as the expected carrying values of vessels under construction upon their delivery to us by the shipyards, by a considerable margin (approximately 150% - 192% of carrying value).  As of December 31, 2016 we owned 42 vessels with an average remaining useful life of 23.9 years.

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

In our impairment testing, we also examine the sensitivity of the future income streams expected to be earned by our vessels by reviewing other scenarios relative to the initial assumptions we used to see if the resulting impact would have resulted in a different conclusion. Accordingly, we perform sensitivity analyses based on more conservative charter rates and expected useful lives for our vessels, separately and in combination. We then evaluate the outcomes of the sensitivity analyses performed to assess their impact on our conclusions and determine whether there will be any impairment to our vessels.

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time, which could adversely affect our revenue and profitability, and any future assessments of vessel impairment.

Management will continue to monitor developments in charter rates in the markets in which it participates with respect to the expectation of future rates over an extended period of time that are utilized in the analyses.

B.	Liquidity and Capital Resources
Our primary source of funds for our short-term and long-term liquidity needs will be the cash flows generated from our vessels, which primarily operate in the Scorpio Group Pools, in the spot market or on time charter. We believe that the Scorpio Group Pools reduce volatility because (i) they aggregate the revenues and expenses of all pool participants and distribute net earnings to the participants based on an agreed upon formula and (ii) some of the vessels in the pool are on time charter. Furthermore, spot charters provide flexibility and allow us to fix vessels at prevailing rates.
At December 31, 2017, cash and cash equivalents totaled $68.5 million. We believe that our current cash and cash equivalents balance as well as operating cash flows will be sufficient to meet our short-term and long-term liquidity needs for the next 12 months from the date of this annual report, which are primarily comprised of debt repayment obligations and a contract for the construction of a Kamsarmax vessel.
Equity Issuances
In November 2017, in connection with the purchase of three Ultramax vessels, we issued warrants to purchase approximately 1.6 million common shares at an exercise price of $8.10 per share to an unaffiliated third party as part of the total consideration paid. The warrants were exercised and we issued the shares in January 2018.
In connection with the purchase of one Ultramax vessel, we issued approximately 0.9 million common shares to the parent of the seller of the vessel on December 29, 2017, upon delivery of such vessel.
    During the years ended December 31, 2017 and 2016, we issued 12,946 common shares and 51,679 common shares, respectively, both with a fair value of $0.1 million, to SSH pursuant to the Amended Administrative Services Agreement, relating to our Newbuilding Program.
On June 20, 2016, we issued 23.0 million common shares, par value $0.01 per share, at $3.05 per share in an underwritten public offering. SSH purchased an aggregate of approximately 5.3 million common shares at the public offering price. We received approximately $67.5 million of net proceeds from the issuance.

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
On June 16, 2015, we issued approximately 11.1 million common shares, par value $0.01 per share at $18.00 per share in an underwritten public offering. SSH and certain of our executive officers purchased an aggregate of 0.8 million common shares at the public offering price. We received $190.2 million of proceeds from the issuance. On June 23, 2015, underwriters exercised their option to purchase approximately 1.7 million additional common shares in connection with the offering. The sale of these common shares resulted in net proceeds to us of approximately $28.4 million, after deducting underwriters’ discounts and commissions.

Cash Flow
Operating Activities
The table below summarizes the effect of the major components of operating cash flow.

	For the Year Ended December 31,
(in thousands)	2017	2016	2015
Net loss	$(59,726)	$(124,835)	$(510,789)
Non-cash items included in net loss	84,181	73,644	479,872
Related party balances	(7,568)	5,656	(4,878)
Effect of changes in other working capital and operating assets and liabilities	2,695	(6,661)	653
Net cash used in operating activities	$19,582	$(52,196)	$(35,142)
The cash flow provided by operating activities for the year ended December 31, 2017 was driven by a reduction in our net loss, resulting from an increase in the rates earned by our vessels and an increase in non-cash expense, primarily depreciation.
Investing Activities
Net cash used in investing activities of $172.7 million reflects the investment we made in our fleet, which consisted of $186.7 million related to the purchase of nine Ultramax vessels, a $6.7 million deposit on one Kamsarmax vessel under construction and $23.3 million related to the completion of our Newbuilding Program, partially offset by $44.3 million from the sale of two Kamsarmax vessels.
Financing Activities
Net cash provided by financing activities of $119.9 million reflects:

•	Net issuance of long-term debt borrowings, offset by repayments of long-term debt, of $134.6 million.

•
In October 2017, we entered into a financing transaction with respect to one of our Kamsarmax vessels with unaffiliated third parties involving the sale and leaseback of the SBI Rumba, a 2015 Japanese built Kamsarmax dry bulk vessel, for consideration of approximately $19.6 million. After the repayment of approximately $13.2 million of bank debt and the payment of fees, the transaction increased our liquidity by approximately $6.0 million.

•
During 2017, we repurchased approximately 1.5 million shares of our common stock under our Board of Directors authorized stock repurchase program at a cost of approximately $11.0 million, which was funded from our available cash resources. As of the date of this annual report, approximately $39.0 million of the $50.0 million authorized remains available for the repurchase of our common stock in open market or privately negotiated transactions. The specific timing and amounts of the repurchases will be in the sole discretion of management and may vary based on market conditions and other factors, but we are not obligated under the terms of the program to repurchase any of our common stock. The authorization has no expiration date.

•	During 2017, our Board of Directors declared and we paid a quarterly cash dividend of $0.02 per share totaling approximately $1.5 million.
Credit Facilities, Finance Lease and Unsecured Notes
$39.6 Million Credit Facility
On June 27, 2014, we entered into a $39.6 million senior secured credit facility with NIBC Bank N.V. to finance a portion of two of the vessels then in our Newbuilding Program which secured this facility. This facility bore interest at LIBOR plus a margin of 2.925%. The term of this facility was originally five years, expiring in June 2019, and then subsequently extended to September 2020 should we have met certain conditions. This facility was secured by, among other things, a first priority mortgage on two Kamsarmax vessels and guaranteed by each of the vessel owning subsidiaries.

During 2017, we sold the two Kamsarmax vessels collateralizing this facility, fully repaid this loan and terminated this credit facility.
$330.0 Million Credit Facility
On July 29, 2014, we entered into a $330.0 million senior secured credit facility with Credit Agricole Corporate and Investment Bank and Deutsche Bank AG London to finance a portion of the purchase price of 22 of the vessels then in our Newbuilding Program, which was subsequently reduced by $15.0 million due to our sale of one of the vessels that was to collateralize this facility. This facility bears interest at LIBOR plus a margin of 2.925% and has a term of seven years. This facility is secured by, among other things, a first preferred cross-collateralized mortgage on each of 21 of our vessels (consisting of 15 Ultramax drybulk carriers and six Kamsarmax drybulk carriers) and guaranteed by each of the vessel owning subsidiaries.
As of December 31, 2017, we drew down $294.2 million relating to 15 Ultramax vessels and six Kamsarmax vessels, of which approximately $247.9 million was outstanding as of that date.
$67.5 Million Credit Facility
On July 30, 2014, we entered into a $67.5 million credit facility with a leading European financial institution. The proceeds of this facility were used to fund a portion of the purchase price of four of the vessels then in our Newbuilding Program that secure this facility. This facility has a seven year term from the date of delivery of each such vessel securing the loan, with customary financial and restrictive covenants. This facility bears interest at LIBOR plus a margin of 2.95%. The $67.5 Million Credit Facility is secured by, among other things, a first priority mortgage on four of the vessels then in our Newbuilding Program (two Ultramax and two Kamsarmax vessels), and a parent company guarantee.
As of December 31, 2017, we borrowed $53.8 million associated with drawdowns on two Kamsarmax vessels and two Ultramax vessels, of which approximately $40.5 million was outstanding as of that date.
$409.0 Million Credit Facility
On December 30, 2014, we entered into a $409.0 million senior secured credit facility with Nordea Bank Finland PLC, New York Branch, and Skandinaviska Enskilda Banken AB (publ) to partially finance a portion of our acquisition of 20 of the vessels then in our Newbuilding Program (six Ultramax, nine Kamsarmax, and five Capesize vessels). This credit facility was subsequently (i) reduced by $136.0 million due to the sale of five Capesize vessels and the addition of one Ultramax vessel to the security package under the facility, (ii) further reduced by $14.6 million due to the cancellation of a shipbuilding contract for a Kamsarmax bulk carrier that would serve as partial security under the facility, and (iii) further reduced by approximately $22.5 million due to the drop in vessel values. As amended, this credit facility was used to finance a portion of the purchase price of 15 vessels (seven Ultramax and eight Kamsarmax vessels). This facility bears interest at LIBOR plus a margin of 3.00% and has a term of six years. This facility is secured by, among other things, a first preferred mortgage on each of the 15 vessels.

As of December 31, 2017, we borrowed $220.8 million on 15 vessels of which approximately $174.4 million was outstanding as of that date.
$42.0 Million Credit Facility
On January 30, 2015, we entered into a senior secured credit facility for up to $42.0 million with a leading European financial institution to finance a portion of the purchase price of two Kamsarmax vessels which were delivered to us, and subsequently upsized by $10.8 million to finance a portion of the purchase price of one Ultramax vessel. Each tranche for the Kamsarmax vessels has a final maturity of six years from the drawdown date of the respective vessel, and the tranche for the Ultramax vessel matures on September 21, 2021. This facility bears interest at LIBOR plus a margin of 2.97%. This facility is secured by, among other things, a first preferred mortgage on the three vessels and guaranteed by each of the vessel owning subsidiaries.
During 2017, we repaid approximately $13.2 million of the $42.0 Million Credit Facility upon the completion of the $19.6 Million Lease Financing transaction.
As of December 31, 2017, the outstanding balance on this facility was approximately $22.4 million.

$12.5 Million Credit Facility
On December 22, 2015, we entered into a senior secured credit facility for up to $12.5 million, which was used to finance a portion of the purchase price of one Ultramax vessel which was delivered to us. The facility has a maturity date of December 22, 2020. This facility bears interest at LIBOR plus a margin of 3.00%. This facility is secured by, among other things, a first preferred mortgage on the Ultramax vessel and guaranteed by the vessel owning subsidiary.
As of December 31, 2017, the outstanding balance on this facility was approximately $10.2 million.
$27.3 Million Credit Facility
On December 22, 2015, we entered into a senior secured credit facility for up to $27.3 million, which was used to finance a portion of the purchase price of two Ultramax vessels then in our Newbuilding Program. Each tranche has a maturity of five years from the drawdown date. This facility bears interest at LIBOR plus a margin of 2.95%. This facility is secured by, among other things, a first preferred mortgage on the two Ultramax vessels and guaranteed by each of the vessel owning subsidiaries.
As of December 31, 2017, the outstanding balance on this facility was approximately $18.2 million.
$85.5 Million Credit Facility
On December 5, 2017, we entered into a senior secured credit facility for up to $85.5 million which was used to finance a portion of the purchase price of six Ultramax vessels we acquired in the fourth quarter of 2017. The facility has a maturity date of February 15, 2023 and bears interest at LIBOR plus a margin of 2.85%. This facility is secured by, among other things, a first preferred mortgage on the six Ultramax vessels and guaranteed by each vessel owning subsidiary.
As of December 31, 2017, we drew down the entire amount available and the outstanding balance on this facility was approximately $85.5 million.
$38.7 Million Credit Facility
On December 13, 2017, we entered into a senior secured credit facility for up to $38.7 million which was used to finance a portion of the purchase price of three Ultramax vessels we acquired in the fourth quarter of 2017. The facility has a maturity date of December 13, 2022 and bears interest at LIBOR plus a margin of 2.85%. This facility is secured by, among other things, a first preferred mortgage on the three Ultramax vessels and guaranteed by each vessel owning subsidiary.
As of December 31, 2017, we drew down the entire amount available and the outstanding balance on this facility was approximately $38.7 million.
$19.6 Million Lease Financing
In October 2017, we entered into a financing transaction regarding one of our Kamsarmax vessels with unaffiliated third parties involving the sale and leaseback of the SBI Rumba, a 2015 Japanese built Kamsarmax dry bulk vessel, for consideration of approximately $19.6 million. As part of the transaction, we have agreed to make monthly payments of $164,250 under a nine and a half year bareboat charter agreement with the buyers, which we have the option to extend for a further six months. The agreement also provides us with options to repurchase the vessel beginning on the fifth anniversary of the sale and until the end of the agreement.
The cost of the financing is equivalent to an implied fixed interest rate of 4.23% for 10 years. If converted to floating interest rates, based on the expected weighted average life of the transaction, the equivalent margin at the then prevailing swap rates would be LIBOR plus 2.07%.

     As of December 31, 2017, we had $657.0 million of outstanding borrowings under the credit agreements and lease financing described above as shown in the following table (dollars in thousands):

	December 31, 2017	March 2, 2018
	Amount outstanding	Amount outstanding
$409 Million Credit Facility	174,443	173,123
$330 Million Credit Facility	247,876	247,876
$42 Million Credit Facility	22,354	22,354
$67.5 Million Credit Facility	40,461	39,459
$12.5 Million Credit Facility	10,183	10,183
$27.3 Million Credit Facility	18,213	17,825
$85.5 Million Credit Facility	85,500	85,500
$38.7 Million Credit Facility	38,700	38,700
$19.6 Million Lease Financing	19,268	19,073
Total	$656,998	$654,093
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
As of December 31, 2017, we were in compliance with all of the financial covenants contained in the credit facilities that we had entered into as of that date.
Please see Note 11, Debt, to our consolidated financial statements for additional information about our credit facilities.
Senior Notes due 2019
On September 22, 2014, we issued $65.0 million aggregate principal amount of our 7.50% senior unsecured notes due 2019, or our Senior Notes, in a registered public offering. The Senior Notes will mature on September 15, 2019, and may be redeemed in whole or in part at any time, or from time to time, after September 15, 2016. Interest on the Senior Notes is payable quarterly on each of March 15, June 15, September 15 and December 15, commencing on December 15, 2014. We used the net proceeds we received to fund installment payments due under our Newbuilding Program. On October 16, 2014, we issued an additional $8.625 million aggregate principal amount of our Senior Notes, pursuant to the underwriters’ option to purchase additional Senior Notes. Our Senior Notes due 2019 commenced trading on the NYSE on September 29, 2014 under the symbol “SLTB.”
The indenture governing our Senior Notes contains certain restrictive covenants, including:

(a)
Limitation on Borrowings. We are prohibited from letting net borrowings equal or exceed 70% of our total assets, which are calculated as all of our assets of the types presented on our consolidated balance sheet.

(b)	Limitation on Minimum Tangible Net Worth. We shall ensure that our net worth always exceeds $500 million.

(c)	Reports. Following any cross default, we shall promptly notify the holders of our Senior Notes of the occurrence of such cross default.

(d)
Limitation on Asset Sales. We shall not, and shall not permit any subsidiary to, in the ordinary course of business or otherwise, sell, lease, convey, transfer or otherwise dispose of any of our or any such subsidiary’s assets (including capital stock and warrants, options or other rights to acquire capital stock) other than pursuant to a Permitted Asset Sale or a Limited Permitted Asset Sale (as such terms are defined in the indenture governing our Senior Notes and described below), unless (A) we receive, or the relevant subsidiary receives, consideration at the time of such asset sale at least equal to the fair market value (including as to the value of all non-cash consideration), as determined in good faith by our board of directors, of the assets subject to such asset sale, and (B) within 365 days after the receipt of any net proceeds from an asset sale, we or the relevant subsidiary, as the case may be, shall apply all such net proceeds to certain permitted purposes, including the repayment of secured indebtedness, capital expenditures, repayment of unsecured indebtedness, acquire all or substantially all of the assets or, or the capital stock of, a person primarily engaged in a permitted business; provided, that in the case of the acquisition of capital stock of any person, such person is or becomes a subsidiary of the Company.

For purposes of this covenant: a Permitted Asset Sale includes certain specified asset sales, certain vessel losses not to exceed 10% of the consolidated aggregate market value of our assets and any transaction or series of transactions involving assets disposed of for fair market value and having an aggregate market value in any one fiscal year of up to 25% of the consolidated aggregate market value of our assets; and a Limited Permitted Asset Sale includes any transaction or series of transactions during a single fiscal year, the net proceeds of which are not otherwise applied pursuant to the requirements set forth in this clause (d), that results in net proceeds in excess of 25% of the consolidated aggregate market value of our assets.
As of December 31, 2017, we were in compliance with the financial covenants of our Senior Notes.
If a Limited Permitted Asset Sale occurs, we must make an offer to purchase our Senior Notes having a principal amount equal to the excess proceeds of such Limited Permitted Asset Sale at a purchase price of 101% of the principal amount of our Senior Notes to be purchased, plus accrued and unpaid interest.
In addition, if a Change of Control (as defined in the indenture for the Senior Notes) occurs, holders of our Senior Notes have the right, at their option, to require us to purchase any or all of such holders’ Senior Notes at a purchase price of 101% of the principal amount of our Senior Notes to be purchased, plus accrued and unpaid interest.
In addition, if an event of default or an event or circumstance which, with the giving of any notice or the lapse of time, would constitute an event of default under our Senior Notes has occurred and is continuing, or we are not in compliance with the covenant described under Limitation on Borrowings or Limitation on Minimum Tangible Net Worth described above, then none of the Company or any subsidiary will be permitted to declare or pay any dividends or return any capital to its equity holders (other than the Company or a wholly-owned subsidiary of the Company) or authorize or make any other distribution, payment or delivery of property or cash to its equity holders (other than the Company or a wholly-owned subsidiary of the Company), or redeem, retire, purchase or otherwise acquire, directly or indirectly, for value, any interest of any class or series of its equity interests (or acquire any rights, options or warrants relating thereto but not including convertible debt) now or hereafter outstanding and held by persons other than the Company or any wholly-owned subsidiary, or repay any subordinated loans to equity holders (other than the Company or a wholly-owned subsidiary of the Company) or set aside any funds for any of the foregoing purposes.
In December 2016, our Board of Directors authorized the repurchase of up to $20.0 million of the outstanding Senior Notes in open market or privately negotiated transactions. The specific timing and amounts of the repurchases, which will be funded by available cash, will be in the sole discretion of management and vary based on market conditions and other factors. This authorization has no expiration date. As of December 31, 2017, the full $20.0 million remains available for repurchases under this authorization.
C.Research and Development, Patents and Licenses, Etc.
Not applicable
D.Trend Information
See “Item 4. Information on the Company - B. Business Overview - Industry and Market Conditions.”
E.Off-Balance Sheet Arrangements
As of December 31, 2017, we did not have any off-balance sheet arrangements. Currently, we are committed to make charter-hire payments to a third party for a chartered-in vessel. This arrangement is accounted for as an operating lease. Please see “Tabular Disclosure of Contractual Obligations” for our other contractual obligations and commitments.

F.Tabular Disclosure of Contractual Obligations
The following table sets forth our total contractual obligations at December 31, 2017:

(in millions of U.S. dollars)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Vessels under construction (1)	$18.8	$—	$—	$—	$18.8
Time charter-in commitments (2)	3.7	2.8	—	—	6.5
Senior Notes (3)	—	73.6	—	—	73.6
Bank loans (4)	48.1	254.5	270.9	64.2	637.7
Interest payments (5)	34.4	54.6	14.6	0.9	104.5
Financing obligation (6)	2.0	3.9	3.9	9.5	19.3
Commercial management fee (7)	3.1	—	—	—	3.1
Technical management fee (8)	5.6	—	—	—	5.6
Total	$105.0	$385.5	$285.5	$65.1	$841.1

(1)
Represents the unpaid installments as of December 31, 2017 relating to a vessel under construction. Of the total $25.5 million purchase price, $18.8 million remains unpaid as of the date of this filing.

(2)	Represents the amounts expected to be paid by us on the vessel that we have time chartered-in as of December 31, 2017, assuming we redeliver the vessel to its owner on the earliest redelivery date.

(3)	Represents the repayment of our Senior Notes which mature in September 2019.

(4)	Represents the repayment of installments under the bank loans outstanding as of December 31, 2017.

(5)	Represents the interest payments on outstanding balances of our Senior Notes at 7.50% per annum and bank loans at the interest rates in effect at December 31, 2017.

(6)	Represents the monthly payments of $164,250 under a nine and a half year bareboat charter agreement entered into as part of the sale and leaseback of the SBI Rumba.

(7)
Represents the fixed component of the termination fees we would have to pay our commercial manager, SCM, of $300 per day for a notice period of three months’ and a payment equal to three months of management fees for each vessel that we own and each vessel under construction as of December 31, 2017. Due to the variable nature of the commissions, they have been excluded from the above table.

(8)
Represents the termination fees we would have to pay our technical manager, SSM, of $0.2 million per vessel per year for a notice period of three months’ and a payment equal to three months of management fees for each vessel that we own and each vessel under construction as of December 31, 2017.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors is elected annually on a staggered basis, and each director elected holds office for a three year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Our Class B directors will serve for a term expiring at the 2018 annual meeting of shareholders, our Class C directors will serve for a term expiring at the 2019 annual meeting, and our Class A directors will serve for a term expiring at the 2020 annual meeting. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address of each of our directors and executive officers listed below is Scorpio Bulkers Inc., 9, Boulevard Charles III, MC 98000 Monaco.

Name	Age	Position
Emanuele A. Lauro	39	Chairman, Class A Director and Chief Executive Officer
Robert Bugbee	57	Class B Director and President
Cameron Mackey	49	Chief Operating Officer
Filippo Lauro	41	Vice President
Hugh Baker	50	Chief Financial Officer
Roberto Giorgi	67	Class A Director
Einar Michael Steimler	69	Class B Director
Christian M. Gut	38	Class C Director
Thomas Ostrander	67	Class A Director
James B. Nish	59	Class C Director
Anoushka Kachelo	37	Secretary
On September 25, 2017, Mr. Luca Forgione resigned as General Counsel of the Company, with an effective date of on or around November 10, 2017.
Biographical information concerning the directors and executive officers listed above is set forth below.
Emanuele A. Lauro, Chairman and Chief Executive Officer
Emanuele A. Lauro, the Company’s co-founder, has served as our Chairman and Class A Director since April 9, 2013 and as our Chief Executive Officer since July 1, 2013. Mr. Lauro has also served as Chairman and Chief Executive Officer of Scorpio Tankers (NYSE: STNG) since its initial public offering in April 2010, and as Director of the Standard Club since May 2013. He joined Scorpio Group in 2003 and has continued to serve there in a senior management position since 2004. Under Mr. Lauro’s leadership, Scorpio Group has grown from an owner of three vessels in 2003 to become a leading operator and manager of approximately 230 vessels in 2017. Over the course of the last several years, Mr. Lauro has founded and developed all of the Scorpio Group Pools in addition to several other ventures such as Scorpio Logistics, which owns and operates specialized assets engaged in the transshipment of dry cargo commodities and invests in coastal transportation and port infrastructure developments in Asia and Africa since 2007. Mr. Lauro has a degree in international business from the European Business School, London. Mr. Lauro is the brother of our Vice President, Mr. Filippo Lauro.
Robert Bugbee, President and Director
Robert Bugbee, the Company’s co-founder, has served as our Class B Director since April 9, 2013 and as our President since July 1, 2013. Mr. Bugbee has more than 30 years of experience in the shipping industry. Mr. Bugbee has also served as President and Director of Scorpio Tankers since its initial public offering in April 2010. He joined Scorpio Group in March 2009 and has continued to serve there in a senior management position. Prior to joining Scorpio Group, Mr. Bugbee was a partner at Ospraie Management LLP between 2007 and 2008, a company which advises and invests in commodities and basic industry. From 1995 to 2007, Mr. Bugbee was employed at OMI Corporation, or OMI, a NYSE-listed tanker company sold in 2007. While at OMI, Mr. Bugbee served as President from January 2002 until the sale of the company, and before that served as Executive Vice President since January 2001, Chief Operating Officer since March 2000 and Senior Vice President from August 1995 to June 1998. Mr. Bugbee joined OMI in February 1995. Prior to this, he was employed by Gotaas-Larsen Shipping Corporation since 1984. During this time he took a two year sabbatical from 1987 for the M.I.B. Program at the Norwegian School for Economics and Business administration in Bergen. He has a B.A. (Honors) from London University.
Cameron Mackey, Chief Operating Officer
Cameron Mackey has served as our Chief Operating Officer since July 1, 2013. Mr. Mackey has also served as Chief Operating Officer of Scorpio Tankers since its initial public offering in April 2010 and as a Director since May 2013. He joined Scorpio Group in March 2009, where he continues to serve in a senior management position. Prior to joining Scorpio Group, he was an equity and commodity analyst at Ospraie Management LLC from 2007 to 2008. Prior to that, he was Senior Vice President of OMI Marine Services LLC from 2004 to 2007, where he was also in Business Development from 2002 to 2004. He has been employed in the shipping industry since 1994 and, earlier in his career, was employed in unlicensed and licensed positions in the merchant navy, primarily on tankers in the international fleet of Mobil Oil Corporation, where he held the qualification of Master

Mariner. He has an M.B.A. from the Sloan School of Management at the Massachusetts Institute of Technology, a B.S. from the Massachusetts Maritime Academy and a B.A. from Princeton University.
Filippo Lauro, Vice President
Filippo Lauro has served as an executive officer of the Company with the title of Vice President since June 8, 2016. Mr.  Filippo Lauro has also served as Vice President of Scorpio Tankers since May 2015. He joined Scorpio Group in 2010 and has continued to serve there in a senior management position. Prior to joining Scorpio Group, Mr. Filippo Lauro was the founder of and held senior executive roles in several private companies, primarily active in real estate, golf courses and resorts development. Mr. Filippo Lauro is the brother of our Chairman and Chief Executive Officer, Mr. Emanuele Lauro.
Hugh Baker, Chief Financial Officer
Hugh Baker has served as our Chief Financial Officer since July 1, 2013. Since 2012, Mr. Baker has also been employed by Scorpio Tankers focusing on business development and finance. For three years before joining Scorpio, Mr. Baker was a Managing Director in the investment banking team at Evercore Partners in New York, concentrating on the shipping industry. Prior to Evercore, he was the Head of Shipping at HSH Nordbank in New York and was previously a Managing Director in the ship finance team at ING Bank in London. Prior to banking, Mr. Baker worked in commercial roles for Greek-owned shipping companies in London. Mr. Baker has a BA from the London School of Economics and a MSc in Shipping, Trade & Finance from Cass Business School. Mr. Baker is a Fellow of the Institute of Chartered Shipbrokers.
Roberto Giorgi, Director
Roberto Giorgi has served as our Class A Director since the closing of our initial public offering in December 2013. Mr. Giorgi has also served as Chairman of Fraser Yachts since September 2014 and as a committee member of Skuld P&I Club since June 2013. From 2014 to 2015, he served as Honorary President and member of the Group Executive of V.Ships, the world’s largest ship management company. From 1988 to 2014, Mr. Giorgi has held various roles within V.Ships, including President of V.Ships Ship Management, Managing Director of V.Ships New York, head of V.Ships Leisure in the cruise sector, and head of V.Ship’s ship management operation from its Monaco office. From 2008 to 2010, Mr. Giorgi also served as President of InterManager, the international trade association for third-party and in-house ship managers, whose members between them are responsible for approximately 3,700 ships and more than 200,000 crew members. Prior to joining the V.Ships Group, he attended the San Giorgio Nautical College in Genoa (1964 - 1969) and sailed from Deck Cadet to First Officer with Navigazione Alta Italia, Italian line and Sitmar Cruises. Before joining the merchant marine, he spent one year (1970/71) in the Naval Academy of Leghorn and sailed with the Italian Navy as Lieutenant.
Einar Michael Steimler, Director
Einar Michael Steimler has served as our Class B Director since the closing of our initial public offering in December 2013 and is our lead independent director. Mr. Steimler has also served as a director of DHT Holdings Inc. (NYSE:DHT), where he is also a member of the Nominating and Corporate Governance Committees, and the Chairman of the Compensation Committee. Mr. Steimler has over 45 years of experience in the shipping industry. In 2000, he was instrumental in the formation of Tanker (UK) Agencies, the commercial agent to Tankers International. He served as its Chief Executive Officer until the end of 2007, and subsequently as its Chairman until 2011. From 1998 to 2010, Mr. Steimler served as a Director of Euronav NV (EURN:EN Brussels). He has been involved in both sale and purchase and chartering brokerage in the tanker, gas and chemical sectors and was a founder of Stemoco, a Norwegian ship brokerage firm. He graduated from the Norwegian School of Business Management in 1973 with a degree in Economics.
Christian M. Gut, Director
Christian M. Gut has served as our Class C Director since the closing of our initial public offering in December 2013. Mr. Gut is the founder and manager of P2P Lending Fund, a Luxembourg based fund (SICAV-RAIF) launched in 2018 focused on marketplace consumer lending. He has over twelve years of experience in the consulting industry in the Asia Pacific region. Mr. Gut started his professional career at ThyssenKrupp Technologies AG (as it then was) in Essen, Germany in 2002. He later joined Singapore based EABC Pte Ltd., or EABC, in 2003 where he served as Director from 2006 to 2018. EABC’s services comprise market intelligence and strategy, sales promotion and support to project management in selected Asia Pacific countries, principally Australia. Furthermore, Mr. Gut co-founded and was a past manager of the Stellar Energy Fund, launched in Singapore in 2006, which invested in energy focused private companies to finance projects and expansion plans in Asia, Middle East and Europe in the following industries: oil trading and bunkering, gas E&P, solar, geothermal and power generating heat plants. Mr. Gut has a Bachelor’s degree in international business from the European Business School in London.

Thomas Ostrander, Director
Thomas Ostrander has served as our Class A director since January 2016. From 2013 to 2015, Mr. Ostrander served as Chief Financial Officer of U.S. Alliance Paper Inc., a privately held business involved in consumer tissue converting and marketing in the eastern half of the United States. From 2011 to 2013, he served as a Managing Director at GCA Savvian, a global investment bank. From 2006 to 2008, Mr. Ostrander served as a Managing Director and Sector Head in the Industrial Group at Banc of America Securities. From 1989 to 2006, he held various roles within Citigroup (legacy Salomon Brothers), where he was most recently Chairman of the Global Industrial Group for North America. Prior to that, he was Head of the Global Industrial Group for North America and Co-Head of the Global group. From 1976 to 1989, he served in various roles, including as a Managing Director, and he was a member of the Board of Directors of New York based Kidder Peabody & Co., where he also was Co-Founder and Co-Head of Equity Capital Markets. Furthermore, Mr. Ostrander was a Director of Westmoreland Coal Company for over 12 years, where he served as Chairman of the Corporate Governance Committee and was a member of the Audit, Compensation and Benefits, Finance and Nominating Committees. Mr. Ostrander has an MBA from Harvard Business School and an AB from the University of Michigan in Economics and Accounting.
James B. Nish, Director
James B. Nish has served as our Class C director since January 2016. Mr. Nish has 28 years of experience in investment banking, serving clients across a variety of international industrial markets. He also serves as a Board member and Chairman of the Audit Committee of Gibraltar Industries, Inc. (NASDAQ: ROCK), a manufacturer and distributor of products for building markets, a position he has held since 2015, and has served as a Board member of the CSG Group since 2014, a private company that provides security alarm monitoring and related home automation services to subscribers in the United States. From 2008 to 2012, Mr. Nish was Group Head of Middle Corporate Investment Banking at J.P. Morgan. From 1986 to 2008, he served as Co-Chairman of the Investment Banking Commitment Committee and Group Head of the General Industries Group of Bear Stearns & Co. Inc., where he organized and managed investment banking coverage of a diversified group of industrial companies.  Mr. Nish is a Certified Public Accountant and Adjunct Professor in both the Undergraduate Business School and MBA Programs at Baruch College, Zicklin School of Business in New York and at Pace University, Lubin School of Business in New York, where he teaches a number of courses in both the Accounting and Finance departments. Mr. Nish has an MBA from the Wharton School at the University of Pennsylvania and a BS from the State University of New York at Buffalo in Accounting and Business.
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
Each of our non-employee directors receive cash compensation in the aggregate amount of $60,000 annually, plus either (i) an additional fee of $10,000 per year for each committee on which a director serves or (ii) an additional fee of $20,000 per year for each committee for which a director serves as Chairman. In addition, our lead independent director receives an additional fee of $20,000 per year. All actual expenses incurred while acting in their capacity as a director are reimbursed. For each board or committee meeting the non-employee director attends, the director receives $2,000. We do not have a retirement plan for our officers or directors. For the year ended December 31, 2017, we paid an aggregate compensation to our directors and senior management of approximately $5.0 million.
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
Equity Incentive Plan
Our board of directors has adopted an equity incentive plan, which we refer to as the Equity Incentive Plan, under which directors, officers and employees of us and our subsidiaries, as well as employees of affiliated companies are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common shares. As of December 31, 2017, we had reserved a total of 4,742,612 common shares, for issuance under the Equity Incentive Plan, subject to adjustment for changes in capitalization as provided in the Equity Incentive Plan. Our Equity Incentive Plan is administered by our Compensation Committee.
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
Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the Equity Incentive Plan), unless otherwise provided by the plan administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full.
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
On February 2, 2018, we granted 646,182 restricted shares with an aggregate fair value of $4.8 million to our officers, employees, members of our board of directors and SSH employees pursuant to the Equity Incentive Plan. These awards will vest in three equal annual installments beginning on December 9, 2019.
On June 1, 2017, we granted 150,000 restricted shares with an aggregate fair value of $0.9 million to our independent directors pursuant to the Equity Incentive Plan. These awards will vest in three equal annual installments beginning on the first anniversary of the date of grant.
On July 28, 2016, we granted 2,265,000 restricted shares to our officers, employees, members of our board of directors and SSH employees pursuant to the Equity Incentive Plan. Of these restricted shares, 150,000 restricted shares vest in three equal annual installments beginning June 5, 2017 and 2,115,000 restricted shares vest in three equal annual installments beginning on June 5, 2018. The aggregate fair value of these awards is $7.4 million.
Compensation cost is recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. Please see Note 10, Equity Incentive Plan, to our Consolidated Financial Statements included herein for additional information.

C.	Board Practices
Our board of directors currently consists of seven directors, five of whom have been determined by our board of directors to be independent under the rules of the NYSE and the rules and regulations of the SEC. Mr. Steimler is our lead independent director. Our board has an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. During 2017 Messrs. Steimler and Gut stepped down from our Audit Committee and our Audit Committee is now comprised of Messrs. Ostrander, Giorgi and Nish. Our Nominating and Corporate Governance Committee and our Compensation Committee are comprised of Messrs. Steimler, Giorgi and Gut. The Audit Committee, which operates under a charter, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities, procedures and the adequacy of our internal controls. In addition, provided that no member of the Audit Committee has a material interest in such transaction, the Audit Committee is responsible for reviewing transactions that we may enter into in the future with other members of the Scorpio Group that our board believes may present potential conflicts of interests between us and the Scorpio Group. The Nominating and Corporate Governance Committee is responsible for recommending to the board of directors nominees for director and directors for appointment to board committees and advising the board with regard to corporate governance practices. The Compensation Committee oversees our equity incentive plan and recommends director and senior employee compensation. Our shareholders may also nominate directors in accordance with procedures set forth in our bylaws.

D.	Employees
For the years ended December 31, 2017, 2016, and 2015 we had six, three and four full time equivalents (excluding our executive officers), respectively.
Our executive officers are employed by us and our support staff is provided by SSH pursuant to the Amended Administrative Services Agreement. Our technical manager, SSM, is responsible for identifying, screening and recruiting, directly or through a crewing agent, the officers and all other crew members for our vessels that are employed by our vessel-owning subsidiaries.

E.	Share ownership
The common shares beneficially owned by our directors and our executive officers are disclosed in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.	Major shareholders.
The following table sets forth information regarding beneficial ownership of our common shares for (i) owners of more than five percent of our common shares and (ii) our directors and executive officers, of which we are aware as of February 15, 2018. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each share of our common stock held.

Name	No. of Shares		% Owned (1)
Scorpio Services Holding Limited	13,977,513	(2)	18.1%
GRM Investments Ltd.	12,839,328	(3)	16.6%
Evermore Global Advisors, LLC *	6,324,477	(4)	8.2%
Directors and executive officers as a group	3,547,840		4.6%
____________________

(1)	Calculated based on 77,141,140 common shares outstanding as of February 15, 2018.

(2)
This information is derived from a Schedule 13D/A filed with the SEC on June 23, 2017 adjusted for additional common shares issued to SSH as payment for fees pursuant to the Amended Administrative Services Agreement and shares subsequently purchased by SSH in the open market. Ms. Annalisa Lolli-Ghetti may be deemed to be the beneficial owner of these shares by virtue of being the majority shareholder of SSH. Emanuele Lauro, our Director and Chief Executive Officer, Robert Bugbee, our Director and President, and Cameron Mackey, our Chief Operating Officer, own 10%, 10% and 7% of SSH, respectively.

(3)	This information is derived from Schedule 13G/A filed with the SEC on July 25, 2017.

(4)	This information is derived from Schedule 13G/A filed with the SEC on January 23, 2018.

* Includes common shares held by funds managed thereby.
As of February 15, 2018, we had 71 shareholders of record, 12 of which were located in the United States and held an aggregate of 72,705,769 shares of our common stock, representing 94.3% of our outstanding common shares. However, one of the U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which held 70,667,878 shares of our common stock, as of that date. Accordingly, we believe that the shares held by Cede & Co. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B.	Related Party Transactions
Management of Our Fleet
Commercial and Technical Management Agreements - Revised Master Agreement
Our vessels are commercially managed by SCM and technically managed by SSM pursuant to the Revised Master Agreement, which may be terminated by either party upon 24 months’ notice, unless terminated earlier in accordance with the provisions of the Revised Master Agreement. In the event of the sale of one or more vessels, a notice period of three months’ and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change of control, including a sale of substantially all vessels, in which case a payment equal to 24 months of management fees will apply. SCM and SSM are companies affiliated with us. The vessel we charter-in is also commercially managed by SCM. We expect that additional vessels that we may charter-in or acquire in the future, including the newbuilding vessel to be delivered to us during the middle of 2018, will also be managed under the Revised Master Agreement or on substantially similar terms.
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
SSM’s services include providing technical support, such as arranging the hiring of qualified officers and crew, supervising the maintenance and performance of vessels, purchasing supplies, spare parts and new equipment, arranging and supervising drydocking and repairs, and monitoring regulatory and classification society compliance and customer standards. We pay SSM an annual fee of $160,000 plus charges for certain itemized services per vessel to provide technical management services for each of our owned vessels. In addition, representatives of SSM, including certain subcontractors, provide us with construction supervisory services while our vessels are being constructed in shipyards. For these services, we compensate SSM for its direct expenses, which can vary between $200,000 and $500,000 per vessel.
Amended Administrative Services Agreement
In 2016, we entered into the Amended Administrative Services Agreement with SSH for the provision of administrative staff, office space and accounting, legal compliance, financial and information technology services. SSH is a company affiliated with us. The services provided to us by SSH may be sub-contracted to other entities within the Scorpio Group. Pursuant to the Amended Administrative Services Agreement, we reimburse SSH for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above.
SSH also arranges vessel sales and purchases for us. We previously paid SSH a fee, payable in our common shares, for arranging vessel acquisitions, including newbuildings. The amount of common shares payable was determined by dividing $250,000 by the market value of our common shares based on the volume weighted average price of our common shares over the 30 trading day period immediately preceding the contract date of a definitive agreement to acquire any vessel. As of the date of this annual report, we issued an aggregate of 180,716 common shares to SSH in connection with the deliveries of newbuilding vessels. In November 2014, SSH agreed to waive its fee on vessel acquisitions contracted after November 20, 2014, for so long as the closing price of our common shares remained below a specified threshold. Effective September 29, 2016, pursuant to the terms of the Amended Administrative Services Agreement, we agreed with SSH to eliminate this fee on all future acquisitions.
SSH has agreed with us not to own any drybulk carriers greater than 30,000 dwt for so long as the Amended Administrative Services Agreement is in full force and effect. This agreement may be terminated by SSH upon 12 months’ prior written notice or by us with 24 months’ notice.

For the years ended December 31, 2017, 2016 and 2015, we had the following balances with entities controlled by the Lolli-Ghetti family and with Scorpio Tankers (herein referred to as “related parties”), which have been included in the consolidated statement of operations (amounts in thousands):

	For the year ended December 31,
	2017	2016	2015
Vessel revenue
Scorpio Kamsarmax Pool	$67,825	$31,319	$25,151
Scorpio Ultramax Pool	94,380	46,227	26,338
Scorpio Capesize Pool	—	—	4,857
SCM	—	856	718
Total vessel revenue	$162,205	$78,402	$57,064
Voyage expense
SCM	$172	$319	$664
Vessel operating cost:
SSM	$9,379	$7,191	$2,765
General and administrative expense:
SCM	$108	$43	$258
SSH	5,643	3,949	1,265
Scorpio UK Limited	971	862	486
Total general and administrative expense	$6,722	$4,854	$2,009
Write down on assets held for sale
SCM	$147	$500	$12,465
SSM	200	500	13,000
Total write down on assets held for sale	$347	$1,000	$25,465
At December 31, 2017 and 2016, we had the following balances with related parties, which have been included in the consolidated balance sheets (amounts in thousands):

	As of December 31,
	2017	2016
Assets
Due from related parties-current:
Scorpio Kamsarmax Pool	$3,977	$2,579
Scorpio Ultramax Pool	2,578	1,661
Total due from related parties-current	$6,555	$4,240
Due from related parties non-current:
Scorpio Kamsarmax Pool	$5,080	$4,606
Scorpio Ultramax Pool	10,741	6,633
Total due from related parties non-current	$15,821	$11,239
Liabilities
Due to related parties-current:
SCM	$—	$507
SSM	69	209
SSH	297	321
Total due from related parties-current	$366	$1,037
Please see “Item 3. Key Information - D. Risk Factors - Risks Related to our Relationship with Scorpio Group and its Affiliates”.

Related Party Share Issuances
On June 20, 2016, we issued 23.0 million common shares, par value $0.01 per share, at $3.05 per share in an underwritten public offering. SSH purchased an aggregate of approximately 5.3 million common shares at the public offering price.
On March 22, 2016, we issued 21.0 million common shares, par value $0.01 per share, at $3.00 per share in an underwritten public offering. SSH and certain of our directors purchased an aggregate of approximately 5.0 million common shares at the public offering price.
On June 16, 2015, we issued approximately 11.1 million common shares, par value of $0.01 per share at $18.00 per share in an underwritten public offering. SSH and certain of our executive officers purchased an aggregate of approximately 0.8 million common shares at the public offering price. On June 23, 2015, underwriters exercised their option to purchase approximately 1.7 million additional common shares in connection with the public offering.
For information on additional share issuances under the Equity Incentive Plan see “Item 6. Directors, Senior Management and Employees - B. Equity Incentive Plan.”

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
Dividend Policy
The declaration and payment of dividends is subject at all times to the discretion of our board of directors. The timing and amount of dividends, if any, depends on, among other things, our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.
We are a holding company with no material assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to pay dividends, if any, depends on our subsidiaries and their ability to distribute funds to us. Our credit facilities have restrictions on our ability, and the ability of certain of our subsidiaries, to pay dividends in the event of a default or breach of covenants under the credit facility agreement. Under such circumstances, we or our subsidiaries may not be able to pay dividends so long as we are in default or have breached certain covenants of the credit facility without our lender’s consent or waiver of the default or breach. In addition, Marshall Islands law generally prohibits the payment of dividends (i) other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or (ii) when a company is insolvent or (iii) if the payment of the dividend would render the company insolvent.
In addition, we may incur expenses or liabilities, including extraordinary expenses, decreases in revenues, including as a result of unanticipated off-hire days or loss of a vessel, or increased cash needs that could reduce or eliminate the amount of cash that we have available for distribution as dividends.

During the fourth quarter of 2017, our Board of Directors declared and we paid a quarterly cash dividend of $0.02 per share totaling approximately $1.5 million in the aggregate. In February 2018, our Board of Directors declared a quarterly cash dividend of $0.02 per share, payable on or about March 15, 2018, to all shareholders of record as of February 15, 2018. Please see “Item 10. Additional Information - E. Taxation” for additional information relating to the U.S. federal income tax treatment of our dividend payments, if any are declared in the future.

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
All share prices have been adjusted to account for the one-for-twelve reverse stock split effected on December 31, 2015.

	NYSE
For the Fiscal Year Ended	High (U.S.$)	Low (U.S.$)
December 31, 2017	$9.8	$5.65
December 31, 2016	8.34	1.84
December 31, 2015	33.12	7.20
December 31, 2014	126.96	22.92
December 31, 2013 (beginning December 12, 2013)	120.60	112.56

	NYSE
For the Quarter Ended	High (U.S.$)	Low (U.S.$)

December 31, 2017	$8.70	$6.75
September 30, 2017	8.40	6.55
June 30, 2017	9.80	5.80
March 31, 2017	9.70	5.65
December 31, 2016	5.80	3.39
September 30, 2016	3.99	2.91
June 30, 2016	4.20	2.65
March 31, 2016	8.34	1.84

	NYSE
For the Month	High (U.S.$)	Low (U.S.$)

February 2018	$8.25	$7.08
January 2018	8.45	7.40
December 2017	7.70	7.20
November 2017	8.20	7.10
October 2017	8.70	6.75
September 2017	7.95	6.85
August 2017	8.40	7.20

B.	Plan of Distribution
Not applicable

C.	Markets
Our common shares have traded on the NYSE, since December 12, 2013, under the symbol “SALT,” and our Senior Notes have traded on the NYSE since September 29, 2014 under the symbol “SLTB.” During the period from July 3, 2013 through July 31, 2014, our common shares minimally traded on the Norwegian OTC under the symbol “SALT.”

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
Information regarding the rights, preferences and restrictions attaching to each class of our shares is described in the section entitled “Description of Capital Stock” in the accompanying prospectus to our Registration Statement on Form F-3 (File No. 333-222013) declared effective by the SEC on December 27, 2017, provided that since the date of such Registration Statement, our total issued and outstanding common shares has increased to 77,141,140 as of February 15, 2018.

C.	Material contracts.
Attached as exhibits to this annual report are the contracts we consider to be both material and outside the ordinary course of business during the two-year period immediately preceding the date of this annual report. We refer you to “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources”, “Item 6. Directors, Senior Management and Employees—B. Compensation” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for a discussion of these agreements.
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

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations of the ownership and disposition by a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to our common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as dealers in securities or commodities, financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, persons liable for the alternative minimum tax, persons who hold common shares as part of a straddle, hedge, conversion transaction or integrated investment, U.S. Holders whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who hold our common shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our common shares.
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
U.S. Federal Income Tax Considerations
In the opinion of Seward & Kissel LLP, our U.S. counsel, the following are the material U.S. federal income tax consequences of our activities to us, and of the ownership of our common shares to U.S. Holders and Non-U.S. Holders, each as defined below. The following discussion of U.S. federal income tax matters is based on the, Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, or the Treasury Regulations, all of which are subject to change, possibly with retroactive effect.
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
We believe that we satisfied the Publicly-Traded Test for the 2017 taxable year and were not subject to the 5% Override Rule, and we intend to take that position on our 2017 U.S. federal income tax returns.
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
Our U.S. source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

(1)	we have, or are considered to have, a fixed place of business in the United States involved in the earning of U.S. source shipping income; and

(2)
substantially all of our U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

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
U.S. Taxation of Gain on Sale of Vessels
Regardless of whether we qualify for exemption under Section 883, we will not be subject to U.S. federal income tax with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.
U.S. Federal Income Taxation of U.S. Holders
As used herein, the term “U.S. Holder” means a holder that for U.S. federal income tax purposes is a beneficial owner of common shares and is an individual U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.
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
Dividends paid on our common shares to certain non-corporate U.S. Holders will generally be treated as “qualified dividend income” that is taxable to such U.S. Holders at preferential tax rates provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the NYSE); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (as discussed in detail below); (3) the non-corporate U.S. Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (4) certain other conditions are met.
There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of such non-corporate U.S. Holders. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a non-corporate U.S. Holder.
Special rules may apply to any “extraordinary dividend” generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder’s adjusted tax basis in a common share-paid by us. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss derived by certain non-corporate U.S. Holders from the sale or exchange of such common shares will be treated as long term capital loss to the extent of such dividend.
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
Taxation of U.S. Holders Making a Timely QEF Election
If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report for U.S. federal income tax purposes its pro rata share of our ordinary earnings and net capital gain, if any, for each of our taxable years during which we are a PFIC that ends with or within the taxable year of the Electing Holder, regardless of whether distributions were received from us by the Electing Holder. No portion of any such inclusions of ordinary earnings will be treated as “qualified dividend income.” Net capital gain inclusions of certain non-corporate U.S. Holders may be eligible for preferential capital gains tax rates. The Electing Holder’s adjusted tax basis in the common shares will be increased to reflect any income included under the QEF election. Distributions of previously taxed income will not be subject to tax upon distribution but will decrease the Electing Holder’s tax basis in the common shares. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any taxable year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder would make a timely QEF election for our common shares by filing IRS Form 8621 with his U.S. federal income tax return for the first year in which he held such shares when we were a PFIC. If we determine that we are a PFIC for any taxable year, we intend to provide each U.S. Holder with information necessary for the U.S. Holder to make the QEF election described above. If we were treated as a PFIC for our 2017 taxable year, we anticipate that, based on our current projections, we would not have a significant amount of taxable income or gain that would be required to be taken into account by U.S. Holders making a QEF election effective for such taxable year.
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
Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding with respect to dividend payments or other taxable distributions on our common shares by certifying their status on an applicable IRS Form W-8. If a Non-U.S. Holder sells our common shares to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless the Non-U.S. Holder certifies that it is a non-U.S. person, under penalties of perjury, or it otherwise establishes an exemption. If a Non-U.S. Holder sells our common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a Non-U.S. Holder sells our common shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that the Non-U.S. Holder is not a U.S. person and certain other conditions are met, or the Non-U.S. Holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Rather, a refund may generally be obtained of any amounts withheld under backup withholding rules that exceed the taxpayer’s U.S. federal income tax liability by filing a timely refund claim with the IRS.
Individuals who are U.S. Holders (and to the extent specified in applicable Treasury Regulations, Non-U.S. Holders and certain U.S. entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury Regulations). Specified foreign financial assets would include, among other assets, our common shares, unless the common shares are held in an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury Regulations, a Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations in respect of our common shares.

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
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our unhedged variable-rate borrowings. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. As of December 31, 2017, we have variable-rate borrowings totaling $730.6 million. A one percent increase in LIBOR rates would increase our interest payments by approximately $7.3 million per year from January 1, 2018. We entered into interest rate cap agreements, in which we receive payments if floating rates rise above a specified cap rate, to help mitigate the interest rate volatility associated with the variable rate interest on the amounts outstanding. Please see Note 12, Derivatives, to our Consolidated Financial Statements included herein for additional information.
Spot Market Rate Risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Group Pools. Our owned and chartered-in vessels operated for 17,010 days in the spot market or in the Scorpio Group Pools during 2017. Additionally, we have the ability to remove our vessels from the pools on relatively short notice if attractive time charter opportunities arise. A $1,000 per day increase or decrease in spot rates for our operating fleet of 55 vessels would increase or decrease our operating income loss by $17.1 million on an annual basis.

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
We carried out an evaluation under the supervision, and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15e under the Securities Act) as of December 31, 2017. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2017 to provide reasonable assurance that (1) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

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
In accordance with Rule 13a-15(f) of the Exchange Act, the management of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2017 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission or COSO in 2013. Based on our assessment, management determined that the Company’s internal controls over financial reporting were effective as of December 31, 2017 based on the criteria in Internal Control—Integrated Framework issued by COSO (2013).
The Company’s internal control over financial reporting, at December 31, 2017, has been audited by PricewaterhouseCoopers Audit, an independent registered public accounting firm, who also audited the Company’s consolidated financial statements for that year, which are filed as a part of this annual report. PricewaterhouseCoopers Audit has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting.
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
We have adopted a Code of Conduct and Ethics that applies to all of the Company’s employees, directors, officers and agents. A copy of our Code of Conduct and Ethics, as in effect on the date hereof, has been filed as an exhibit to this annual report.
Shareholders may also request a copy of our Code of Conduct and Ethics at no cost, by writing to us at 9, Boulevard Charles III, Monaco, 98000 or telephoning us at + 377 9798 5715.

ITEM 16C.	PRINCIPAL ACCOUNTING FEES AND SERVICES

A.	Audit Fees
Our principal accountant for the years ended December 31, 2017 and December 31, 2016 was PricewaterhouseCoopers Audit, and the audit fees for those periods were $417,000 and $283,500 respectively.

B.	Audit-Related Fees
During 2016, our principal accountant, PricewaterhouseCoopers Audit, provided services related to our public offerings, the fee for which was $120,100. No such services were provided during 2017.

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
The following table sets forth our stock repurchase activity during 2017, including the number of shares purchased, the average price paid per share, the number of shares repurchased as part of a publicly announced plan or program and the amount yet to be used on share repurchases under the plan or program.

Period	Total Number of Common Shares Purchased	Average Price Paid per Common Share	Total Number of Shares Purchased as Part of Publicly Announced Plan or Program (a)	Maximum Amount that May Yet Be Expected on Share Repurchases Under the Plan or Program (a)
November 2017	1,265,448	$7.54	1,265,448	$40.5
December 2017	200,000	$7.33	200,000	$39.0
	1,465,448	$7.51	1,465,448
(a) In September 2017, our Board of Directors authorized the repurchase of up to $50.0 million of our common stock in open market or privately negotiated transactions. The specific timing and amounts of the repurchases are in the sole discretion of management and may vary based on market conditions and other factors, but we are not obligated under the terms of the program to repurchase any of our common stock. The authorization has no expiration date.

The following table sets forth the stock purchase activity of affiliated purchasers during 2017, including the number of shares purchased, the average price paid per share, the number of shares repurchased as part of a publicly announced plan or program and the amount yet to be used on share repurchases under the plan or program.

Name	Period	Total Number of Common Shares Purchased (a)	Average Price Paid per Common Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Amount that May Yet Be Purchased Under the Plans or Programs
Scorpio Services Holding Ltd.	May 2017	315,000	$6.27	N/A	N/A
Robert Bugbee	May 2017	32,000	$6.37	N/A	N/A
Einar Michael Steimler	May 2017	10,000	$6.50	N/A	N/A
Scorpio Services Holding Ltd.	October 2017	150,000	$7.06	N/A	N/A
Scorpio Services Holding Ltd.	November 2017	350,000	$7.19	N/A	N/A
(a) Purchased in the open market.
In 2016, our Board of Directors authorized the repurchase of up to $20.0 million of our outstanding Senior Notes in open market or privately negotiated transactions. As of December 31, 2017, the entire $20.0 million was available.

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
There are two significant differences between our corporate governance practices and the practices required by the NYSE. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. Marshall Islands law and our bylaws do not require our non-management directors to regularly hold executive sessions without management. During 2017 and through the date of this annual report, our non-management directors met in executive session five times. The NYSE requires companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Marshall Islands law and we have not adopted such guidelines.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.
PART III

ITEM 17.	FINANCIAL STATEMENTS
See “Item 18. Financial Statements.”

ITEM 18.	FINANCIAL STATEMENTS
The financial statements, together with the report of PricewaterhouseCoopers Audit thereon, beginning on page F-1, are filed as a part of this annual report.

ITEM 19.	EXHIBITS

Number	Description

1.1	Amended and Restated Articles of Incorporation of the Company (1)
1.2	Amendment to the Amended and Restated Articles of Incorporation of the Company, effective December 30, 2015 (5)
1.3	Certificate of Correction to the Amended and Restated Articles of Incorporation of the Company (6)
1.4	Amendment to the Amended and Restated Articles of Incorporation of the Company, effective June 1, 2016 (7)
1.5	Amended and Restated Bylaws of the Company (1)
2.1	Form of Common Share Certificate (6)
2.2	Base Indenture, dated September 22, 2014, by and between the Company and Deutsche Bank Trust Company Americas, relating to the 7.50% Senior Notes due 2019 (3)
2.3	First Supplemental Indenture, dated September 22, 2014, by and between the Company and Deutsche Bank Trust Company Americas (3)
4.1	Master Agreement (1)
4.2	Administrative Services Agreement (1)
4.3	Equity Incentive Plan (1)
4.4	$67.5 Million Credit Facility (2)
4.5	$330.0 Million Credit Facility (2)
4.6	$39.6 Million Credit Facility (2)
4.7	$409.0 Million Credit Facility (4)
4.8	$42.0 Million Credit Facility (4)
4.9	$12.5 Million Credit Facility (6)
4.10	$27.3 Million Credit Facility (6)
4.11	Deed of Amendment to the Master Agreement, Dated September 29, 2016 (7)
4.12	Deed of Amendment to the Master Agreement, Dated November 25, 2016 (7)
4.13	First Supplemental Agreement to the $67.5 Million Senior Secured Credit Facility, dated September 14, 2015 (7)
4.14	Second Supplemental Agreement to the $67.5 Million Senior Secured Credit Facility, dated October 23, 2015 (7)
4.15	Third Supplemental Agreement to the $67.5 Million Senior Secured Credit Facility, dated April 5, 2016 (7)
4.16	Fourth Supplemental Agreement to the $67.5 Million Senior Secured Credit Facility, dated June 15, 2016 (7)
4.17	Fifth Supplemental Agreement to the $67.5 Million Senior Secured Credit Facility, dated December 27, 2016 (7)
4.18	Letter Agreement, dated September 30, 2015, relating to the $67.5 Million Senior Secured Credit Facility (7)
4.19	Letter Agreement, dated July 10, 2015, relating to the $330.0 Million Senior Secured Credit Facility (7)
4.20	Letter Agreement, dated October 27, 2015, relating to the $330.0 Million Senior Secured Credit Facility (7)
4.21	Letter Agreement, dated April 26, 2016, relating to the $330.0 Million Senior Secured Credit Facility (7)
4.22	Letter Agreement, dated June 15, 2016, relating to the $330.0 Million Senior Secured Credit Facility (7)
4.23	Letter Agreement, dated December 15, 2016, relating to the $330.0 Million Senior Secured Credit Facility (7)
4.24	Supplemental Agreement to the $39.6 Million Senior Secured Credit Facility, dated January 14, 2016 (7)
4.25	Fourth Supplemental Agreement to the $39.6 Million Senior Secured Credit Facility, dated March 29, 2016 (7)
4.26	Fifth Supplemental Agreement to the $39.6 Million Senior Secured Credit Facility, dated June 15, 2016 (7)
4.27	Sixth Supplemental Agreement to the $39.6 Million Senior Secured Credit Facility, dated December 22, 2016 (7)
4.28	First Amendment to the $409.0 Million Senior Secured Credit Facility, dated March 6, 2015 (7)
4.29	Second Amendment to the $409.0 Million Senior Secured Credit Facility, dated October 21, 2015 (7)
4.30	Third Amendment to the $409.0 Million Senior Secured Credit Facility, dated December 14, 2015 (7)
4.31	Fourth Amendment to the $409.0 Million Senior Secured Credit Facility, dated April 7, 2016 (7)
4.32	Fifth Amendment to the $409.0 Million Senior Secured Credit Facility, dated June 1, 2016 (7)
4.33	Sixth Amendment to the $409.0 Million Senior Secured Credit Facility, dated August 9, 2016 (7)

Number	Description
4.34	Seventh Amendment to the $409.0 Million Senior Secured Credit Facility, dated December 14, 2016 (7)
4.35	Letter Agreement, dated May 8, 2015, relating to the $409.0 Million Senior Secured Credit Facility (7)
4.36	Letter Agreement, dated January 8, 2016, relating to the $409.0 Million Senior Secured Credit Facility (7)
4.37	Letter Agreement, dated May 04, 2016, relating to the $42.0 Million Senior Secured Credit Facility (7)
4.38	Letter Agreement, dated June 28, 2016, relating to the $42.0 Million Senior Secured Credit Facility (7)
4.39	Letter Agreement, dated January 4, 2017, relating to the $42.0 Million Senior Secured Credit Facility (7)
4.40	Letter Agreement, dated February 25, 2016 relating to the $12.5 Million Senior Secured Credit Facility (7)
4.41	Letter Agreement, dated June 14, 2016, relating to the $12.5 Million Senior Secured Credit Facility (7)
4.42	Letter Agreement, dated December 16, 2016, relating to the $12.5 Million Senior Secured Credit Facility (7)
4.43	First Supplemental Agreement to the $27.3 Million Senior Secured Credit Facility, dated April 6, 2016 (7)
4.44	Second Supplemental Agreement to the $27.3 Million Senior Secured Credit Facility, dated June 2, 2016 (7)
4.45	Third Supplemental Agreement to the $27.3 Million Senior Secured Credit Facility, dated December 30, 2016 (7)
4.46	$85.5 Million Senior Secured Credit Facility
4.47	$38.7 Million Senior Secured Credit Facility
4.48	$19.6 Million Lease Financing
4.49	Deed of Amendment to the Master Agreement, dated February 22, 2018
8.1	List of Subsidiaries
11.1	Code of Conduct and Ethics
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
15.2	Consent of SSY Consultancy & Research Ltd
101. INS	XBRL Instance Document
101. SCH	XBRL Taxonomy Extension Schema
101. CAL	XBRL Taxonomy Extension Schema Calculation Linkbase
101. DEF	XBRL Taxonomy Extension Schema Definition Linkbase
101. LAB	XBRL Taxonomy Extension Schema Label Linkbase
101. PRE	XBRL Taxonomy Extension Schema Presentation Linkbase

(1)	Incorporated by reference to the Company’s Registration Statement on Form F-1, which was declared effective by the SEC on December 11, 2013 (File No. 333-192246).

(2)	Incorporated by reference to the Company’s Registration Statement on Form F-1, which was declared effective by the SEC on September 15, 2014 (File No. 333-197949).

(3)	Incorporated by reference to the Company’s Report on Form 6-K, filed with the SEC on September 25, 2014.

(4)	Incorporated by reference to the Company’s Annual Report on Form 20-F, filed with the SEC on April 2, 2015.

(5)	Incorporated by reference to the Company’s Report on Form 6-K, filed with the SEC on January 4, 2016.

(6)	Incorporated by reference to the Company’s Annual Report on Form 20-F, filed with the SEC on March 1, 2016.

(7)	Incorporated by reference to the Company’s Annual Report on Form 20-F, filed with the SEC on February 28, 2017.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated March 2, 2018
Scorpio Bulkers Inc.
(Registrant)

/s/ Emanuele Lauro

Emanuele Lauro
Chief Executive Officer

To the Board of Directors and Shareholders of Scorpio Bulkers Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Scorpio Bulkers Inc. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

PricewaterhouseCoopers Audit

PricewaterhouseCoopers is represented by PricewaterhouseCoopers Audit, 63 rue de Villiers - 92200 Neuilly-sur-Seine, France.

Marseille, France

March 2, 2018

We have served as the Company’s auditor since 2013.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except per share data)

	As of December 31,
	2017	2016
Assets
Current assets
Cash and cash equivalents	$68,535	$101,734
Due from related parties	6,555	4,240
Inventories	3,674	2,950
Prepaid expenses and other current assets	3,791	6,556
Total current assets	82,555	115,480
Non-current assets
Vessels, net	1,534,782	1,234,081
Vessels under construction	6,710	180,000
Deferred financing cost, net	3,068	3,307
Other assets	474	3,050
Due from related parties	15,821	11,239
Total non-current assets	1,560,855	1,431,677
Total assets	$1,643,410	$1,547,157

Liabilities and shareholders’ equity
Current liabilities
Bank loans, net	$46,993	$13,480
Financing obligation	1,144	—
Accounts payable and accrued expenses	10,087	10,033
Due to related parties	366	1,037
Total current liabilities	58,590	24,550
Non-current liabilities
Bank loans, net	576,967	493,793
Financing obligation	17,747	—
Senior Notes, net	72,726	72,199
Total non-current liabilities	667,440	565,992
Total liabilities	726,030	590,542
Commitment and contingencies (Note 7)
Shareholders’ equity
Preferred stock, $0.01 par value; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.01 par value per share; authorized 112,500,000 shares; issued and outstanding 74,902,364 and 75,298,676 shares as of December 31, 2017 and December 31, 2016, respectively	762	753
Paid-in capital	1,745,844	1,714,358
Common stock held in treasury, at cost; 1,465,448 shares at December 31, 2017	(11,004)	—
Accumulated deficit	(818,222)	(758,496)
Total shareholders’ equity	917,380	956,615
Total liabilities and shareholders’ equity	$1,643,410	$1,547,157

See notes to the consolidated financial statements.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statement of Operations
(Amounts in thousands, except per share data)

	For the Year Ended December 31,
	2017	2016	2015
Revenue:
Vessel revenue	$—	$—	$5,457
Vessel revenue-related party pools	162,205	78,402	57,064
Total vessel revenue	162,205	78,402	62,521
Operating expenses:
Voyage expenses	257	(364)	123
Voyage expenses-related party	172	319	664
Vessel operating costs	77,285	61,641	26,607
Vessel operating costs-related party	9,379	7,191	2,765
Charterhire expense	5,392	17,356	51,389
Charterhire termination	—	10,000	—
Vessel depreciation	48,510	36,562	14,263
General and administrative expenses	22,359	29,141	33,373
General and administrative expenses-related party	6,722	4,854	2,009
Loss / write down on assets held for sale	17,354	11,433	397,472
Loss / write down on assets held for sale-related party	347	1,000	25,465
Total operating expenses	187,777	179,133	554,130
Operating loss	(25,572)	(100,731)	(491,609)
Other income (expense):
Interest income	1,100	933	356
Foreign exchange gain (loss)	(292)	(116)	(12)
Financial expense, net	(34,962)	(24,921)	(19,524)
Total other (loss) income	(34,154)	(24,104)	(19,180)
Net loss	$(59,726)	$(124,835)	$(510,789)
Weighted-average shares outstanding:
Basic	71,794	56,174	21,410
Diluted	71,794	56,174	21,410
Loss per common share:
Basic	$(0.83)	$(2.22)	$(23.86)
Diluted	$(0.83)	$(2.22)	$(23.86)

See notes to the consolidated financial statements.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statement of Changes in Shareholders’ Equity
(Dollars in thousands)

	Number of shares outstanding	Common stock	Paid-in capital	Treasury stock	Accumulated deficit	Total
Balance as of December 31, 2014	15,024,974	$1,803	$1,321,057	$—	$(122,872)	$1,199,988
Net loss					(510,789)	$(510,789)
Net proceeds from common stock offering:
Private placement	—	—	250	—	—	250
Public offering	11,083,333	1,330	188,343	—	—	189,673
Overallotment of public offering	1,662,500	200	28,230	—	—	28,430
Reverse stock split	(29)	(3,155)	3,155	—	—	—
Common Stock issued to SSH	111,725	13	2,367	—	—	2,380
Issuance of shares of restricted stock	804,058	96	(96)	—	—	—
Restricted stock amortization	—	—	24,599	—	—	24,599
Balance as of December 31, 2015	28,686,561	$287	$1,567,905	$—	$(633,661)	$934,531
Net loss					(124,835)	(124,835)
Net proceeds from common stock offering:
Public offering	44,000,000	440	127,672	—	—	128,112
Common stock issued to SSH	51,679	—	198	—	—	198
Issuance of shares of restricted stock, net of forfeitures	2,560,436	26	(26)	—	—	—
Restricted stock amortization	—	—	18,609	—	—	18,609
Balance as of December 31, 2016	75,298,676	$753	$1,714,358	$—	$(758,496)	$956,615
Net loss					(59,726)	(59,726)
Common stock issued to SSH	12,946	—	82	—	—	82
Common stock issued purchase of vessels	910,802	9	7,368	—	—	7,377
Warrants issued for vessel purchase	—	—	12,900	—	—	12,900
Purchase of common stock for treasury	(1,465,448)	—	—	(11,004)	—	(11,004)
Cash dividends declared on common stock ($.02 per common share)	—	—	(1,509)	—	—	(1,509)
Issuance of restricted stock, net of forfeitures	145,388	—	—	—	—	—
Restricted stock amortization	—	—	12,645	—	—	12,645
Balance as of December 31, 2017	74,902,364	762	1,745,844	(11,004)	(818,222)	917,380

See notes to the consolidated financial statements.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Dollars in thousands)

	December 31,
	2017	2016	2015
Operating activities
Net loss	$(59,726)	$(124,835)	$(510,789)
Adjustment to reconcile net loss to net cash used by operating activities:
Restricted stock amortization	12,645	18,609	24,599
Vessel depreciation	48,510	36,562	14,263
Amortization of deferred financing costs	6,085	4,137	1,988
Write off of deferred financing costs	470	3,781	16,085
Loss / write down on assets held for sale	16,471	10,555	397,472
Loss / write down on assets held for sale-related party	—	—	25,465
Changes in operating assets and liabilities:
Increase (decrease) in inventories, prepaid expenses and other current assets	1,982	(483)	(4,669)
Decrease (increase) in accounts payable accrued expenses	713	(6,178)	5,372
(Decrease) increase in related party balances	(7,568)	5,656	(4,928)
Net cash provided by (used in) operating activities	19,582	(52,196)	(35,142)
Investing activities
Security deposit refunded on assets held for sale	—	—	31,277
Proceeds from sale of assets held for sale	44,340	271,376	281,050
Payments on assets classified as held for sale	—	(98,445)	(92,433)
Payments for vessels and vessels under construction	(217,033)	(408,307)	(875,970)
Net cash used by investing activities	(172,693)	(235,376)	(656,076)
Financing activities
Proceeds from issuance of common stock	—	128,112	217,997
Common stock repurchased	(11,004)	—	—
Dividends paid	(1,509)	—	—
Proceeds from issuance of debt	287,554	247,243	489,561
Repayments of long term debt	(153,003)	(185,239)	(62,669)
Debt issue cost paid	(2,126)	(1,110)	(26,044)
Net cash provided by financing activities	119,912	189,006	618,845
Decrease in cash and cash equivalents	(33,199)	(98,566)	(72,373)
Cash and cash equivalents, beginning of period	101,734	200,300	272,673
Cash and cash equivalents, end of period	$68,535	$101,734	$200,300
Supplemental cash flow information:
Interest paid	$27,667	$22,647	$12,874
Non-cash investing and financing activities
Amounts payable vessels and vessels under construction	$—	$207	$2,800
Deferred financing cost payable	—	—	85
Issuance of common stock	—	147	—
Interest capitalized	361	6,951	11,886
Issuance of shares and warrants for vessel purchases	20,268	—	—
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
As of December 31, 2017, the Company owned or finance leased 55 vessels (consisting of 18 Kamsarmax vessels and 37 Ultramax vessels). In addition, one Kamsarmax vessel which is being constructed at Jiangsu New Yangzijiang Shipbuilding Co Ltd in China is expected to be delivered to the Company in the middle of 2018.
Our vessels are commercially managed by Scorpio Commercial Management S.A.M., or SCM, which is majority owned by the Lolli-Ghetti family of which, Emanuele Lauro, our Chairman and Chief Executive Officer, and Filippo Lauro, our Vice President, are members. SCM’s services include securing employment, in pools, in the spot market, and on time charters.
Our vessels are technically managed by Scorpio Ship Management S.A.M., or SSM, which is majority owned by the Lolli-Ghetti family. SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services as necessary to operate the vessels such as drydocks and vetting/inspection under a technical management agreement.
We also have an administrative services agreement with Scorpio Services Holding Limited, or SSH, which is majority owned by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include accounting, legal compliance, financial, information technology services, the provision of administrative staff, and office space. Under the administrative services agreement, we also reimburse SSH for any direct or indirect expenses that they incur in providing these services.
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
Going concern
The Company’s revenue is primarily derived from pool revenue. The bulker shipping industry is volatile and has experienced a sustained cyclical downturn recently. While the outlook has brightened, if the recovery is not sustained, this could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

The fair market values of the Company’s vessels also experience high volatility. The fair market value of the vessels may increase or decrease depending on a number of factors including, but not limited to, the prevailing level of charter rates and day rates, general economic and market conditions affecting the international shipping industry, types, sizes and ages of vessels, supply and demand for vessels, availability of or developments in other modes of transportation, competition from other shipping companies, cost of newbuildings, governmental or other regulations and technological advances. In addition, as vessels grow older they generally decline in value. If the fair market value of vessels declines, the Company may not be in compliance with certain provisions of its credit facilities and it may not be able to refinance its debt. The prepayment of certain credit facilities may be necessary for the Company to maintain compliance with certain covenants in the event that the value of its vessels falls below a certain level. Additionally, if the Company sells one or more of its vessels at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying value on its consolidated financial statements, resulting in a loss on sale or an impairment

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

loss being recognized, ultimately leading to a reduction in earnings. Furthermore, if vessel values fall significantly, this could indicate a decrease in the recoverable amount for the vessel which may result in an impairment adjustment in the carrying value of the vessel.

As described in Note 7, the Company has commitments to pay for its vessel currently under construction that may exceed the amount of financing presently secured for these which could have an adverse effect on the Company’s business, financial condition, results of operations and cash flows.

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
Accounting estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosures of contingent assets, liabilities, revenues, and expenses. Actual results could differ from those results.
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
Vessel revenue is comprised of either pool revenue, time charter revenue and/or voyage revenue.

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
Voyage expenses
Voyage expenses, which primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters, brokerage commissions and miscellaneous voyage expenses that the Company is unable to recoup under time charter and pool arrangements.
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
Technical management fees are paid to SSM (See Note 14, Related Party Transactions). Pursuant to an agreement, or the Master Agreement, SSM provides us with technical services, and we provide them with the ability to subcontract technical management of our vessels with our approval.
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
Vessels under construction
Vessels under construction are measured at cost and include costs incurred that are directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. These costs include installment payments made to the shipyards, capitalized interest, professional fees, and other costs deemed directly attributable to the construction of the asset. Vessels under construction are not depreciated.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

Deferred drydocking costs
The vessels are required to undergo planned drydocks or underwater inspections for replacement of certain components, major repairs and maintenance of other components, which cannot be carried out while the vessels are operating, approximately every 30 months or 60 months depending on the nature of work and external requirements. These drydock costs are capitalized and depreciated on a straight-line basis over the estimated period until the next drydock. When the drydock expenditure is incurred prior to the expiry of the period, the remaining balance is expensed. The Company had no drydocking activity during the three years ended December 31, 2017.
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
In performing an impairment test of the Company’s vessels, the Company compares undiscounted cash flows to the carrying values for each of the Company’s vessels to determine if the assets are impaired. In developing its estimates of undiscounted cash flows, the Company makes assumptions and estimates about vessels’ future performance, with the most significant assumptions relating to (i) charter rates on expiry of existing charters, which are based on the current fixing applicable to five-year time charter rates and thereafter, the ten-year historical average for each category of vessel (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) drydocking frequency, duration and cost, (v) estimated useful life which is assessed as a total of 25 years and (vi) estimated scrap values. In the case of an indication of impairment, the results of a recoverability test would also be sensitive to the discount rate applied.
The assumptions used involve a considerable degree of estimation. Actual conditions may differ significantly from the assumptions and thus actual cash flows may be significantly different to those expected with a material effect on the recoverability of each vessel’s carrying amount.
During the year ended December 31, 2017, there were no changes in circumstances or events that indicated that the carrying amount of the Company’s vessels or vessel under construction may not be recoverable and therefore, an assessment of impairment was not performed. During the Company’s 2016 assessment, the Company determined that the future income streams expected to be generated by the Company’s vessels, including vessels under construction which are carried at balances that approximate their fair values, over their remaining operating lives on an undiscounted basis would be sufficient to recover their carrying values and, accordingly, the Company confirmed that its vessels were not impaired under U.S. GAAP.
Fair value of financial instruments
Substantially all of the Company’s financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents, interest rate caps, amounts due to / from charterers, accounts payable and long-term debt, are carried at market value or estimated fair value.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

Deferred financing costs, net
Deferred financing costs, included in other assets or as a reduction to debt balances (as described above), consist of fees, commissions and legal expenses associated with obtaining or modifying loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method and are included in Financial expense, net in the Consolidated Statement of Operations. Amortization was $6.1 million, $4.1 million, and $2.0 million, respectively, for the years ended December 31, 2017, 2016 and 2015. Deferred financing costs of $30.2 million and $26.1 million, and accumulated amortization was $12.1 million and $6.2 million as of December 31, 2017 and 2016, respectively. Amortization for the next five years based on balances as of December 31, 2017 are as follows (in millions):

2018	$5.8
2019	5.4
2020	4.6
2021	1.5
2022	0.5
Total	$17.8
The Company wrote off $0.5 million and $3.8 million during the years ended December 31, 2017 and 2016, respectively, associated with the portion of deferred financing costs accumulated on credit facilities for which the commitments were reduced due to the sale of vessels, cancellation of the construction contract or because the amount of the facility exceeded the amounts that the Company would be able to draw down due to decreases in vessel values.
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
Share-based Compensation
We follow ASC Subtopic 718-10, Compensation-Stock Compensation, for restricted stock issued under our equity incentive plans. Share-based compensation expense requires measurement of compensation cost for shared based awards at fair value and recognition of compensation cost over the vesting period. The restricted stock awards granted to our employees and directors have graded vesting schedules and contain only service conditions. The Company recognizes compensation cost on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards.
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
Concentration of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk are amounts due from charterers and from related parties. With respect to balances due from the Scorpio Ultramax Pool, and the Scorpio Kamsarmax Pool (see Note 14, Related Party Transactions), the Company, through SCM, limits its credit risk by performing ongoing credit evaluations and, when deemed necessary, requires letters of credit, guarantees or collateral.  The Company earned 42%, and 58% of its revenues from two customers during the year ended December 31, 2017. The Company earned 40% and 60% of its revenues (including commissions from SCM), from two customers during the year ended December 31, 2016. During the year ended 12/31/2015, t

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

he Company earned 41%, 43% and 8% of its revenues (including commissions from SCM), respectively from three customers. Management does not believe significant risk exists in connection with the Company’s concentrations of credit at December 31, 2017 due to the number of charterers with which the pools conduct business.
At December 31, 2017, the Company maintains all of its cash and cash equivalents with nine financial institutions.  None of the Company’s cash and cash equivalent balances are covered by insurance in the event of default by these financial institutions.
Interest rate risk
The Company is exposed to the impact of interest rate changes primarily through its variable-rate borrowings which consist of borrowings under its secured credit facilities. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt.  The Company has entered into derivative contracts to hedge its overall exposure to interest rate risk exposure (see Derivative financial instruments below for further information).
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
Derivative financial instruments
The Company uses derivative financial instruments, primarily interest rate caps, to hedge certain interest rate exposure. The Company does not use derivative financial instruments for speculative purposes.
All derivative financial instruments are carried on the balance sheet at fair value. Fair value of derivatives is determined by reference to observable prices that are based on inputs not quoted on active markets, but corroborated by market data. The accounting for changes in the fair value of a derivative instrument depends on whether the derivative has been designated and qualifies as part of a hedging relationship. The use of derivative instruments has been limited to interest rate cap agreements. The fair values of derivative instruments are included in Other assets in the accompanying balance sheets. The Company has not elected to designate any of its derivative instruments as hedging instruments under ASC 815, Derivatives and Hedging, and as such the gain or loss on the derivative is recognized in Financial expense, net in current earnings during the period of change.
The valuation of interest rate cap agreements is determined using the Black Model, which considers among other factors, the contractual terms of derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and expected volatility, adjusted for counter-party risk. The Company may enter into derivative contracts that are intended to economically hedge certain of its risks, even though hedge accounting does not apply or we elect not to apply hedge accounting.
Recent accounting pronouncements
In May 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-09, “Compensation - Stock Compensation (Topic 718): Scope of Modification Accounting”, which clarifies when changes to the terms or conditions of a share-based payment must be accounted for as modifications. Under the new guidance, an entity will not apply modification accounting to a share-based payment award if all of the following are the same immediately before and after the

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

change: (i) the award’s fair value, (ii) the award’s vesting conditions, and (iii) the award’s classification as an equity or liability instrument. The new guidance does not change the accounting for modifications. The guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017 for all entities. Early adoption is permitted, including adoption in any interim period for which financial statements have not yet been issued or made available for issuance. The Company does not expect ASU 2017-09 to have a significant impact on its consolidated financial statements or financial disclosures.
In November 2016, the FASB issued ASU 2016-18, “Restricted Cash”. When cash, cash equivalents, restricted cash and restricted cash equivalents are presented in more than one line item on the balance sheet, the new guidance requires a reconciliation of the totals in the statement of cash flows to the related captions in the balance sheet. This reconciliation can be presented either on the face of the statement of cash flows or in the notes to the financial statements. The guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those years. Early adoption in an interim period is permitted, but any adjustments must be reflected as of the beginning of the fiscal year that includes that interim period. The Company does not expect ASU 2016-018 to have a significant impact on its Consolidated Statement of Cash Flows.
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

In February 2016, the FASB issued ASU 2016-02, “Leases”, which is intended to improve financial reporting about leasing transactions. The ASU affects all companies that lease assets. The ASU will require organizations that lease assets, or lessees, to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with terms of more than twelve months. The accounting for lease arrangements by lessor will remain largely unchanged from current U.S. GAAP. The ASU will also require additional quantitative and qualitative disclosures to help financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. The ASU is effective for fiscal years and interim periods beginning after December 15, 2018 although early adoption is permitted. The ASU requires reporting organizations to take a modified retrospective transition approach. While the Company is still reviewing its contracts to assess the overall impact of the guidance, the Company has determined that the existing pool arrangements meet the definition of leases under ASU 2016-02, with the Company as lessor, on the basis that the pool manages the vessels in order to enter into transportation contracts with their customers, and thereby enjoys the economic benefits derived from such arrangements.  Furthermore, the pool can direct the use of a vessel (subject to certain limitations in the pool or charter agreement) throughout the period of use. On November 29, 2017, the FASB voted to propose amendments to the new leases guidance to add two practical expedients. The proposed changes would allow entities to elect a simplified transition approach, and provide lessors with an option related to how lease and other related revenues are presented and disclosed. The Company will adopt this new standard on January 1, 2019, applying the main transition option, with no restatement of comparative figures for prior periods.

ASU 2016-02 also amends the existing accounting standards to require lessees to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet, unless the term of the lease is 12 months or less. Based on the Company’s operating fleet as of December 31, 2017, the standard will result in the recognition of right-of-use assets and corresponding liabilities, on the basis of the discounted remaining future minimum lease payments, relating to our existing bareboat chartered-in vessel commitments that are currently reported as operating leases.  The Company does not expect this standard to impact the accounting for its existing time chartered-out vessels. Furthermore, the eventual expected impact of this standard as it pertains to time or bareboat chartered-in vessels, cannot be estimated as the Company is unable to predict what its lease commitments will be at December 31, 2018.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

In May 2014, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update in respect of revenue from contracts with customers (Topic 606). The effective date is for annual periods beginning after  December 15, 2017. This standard will require to (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The Company expects that  its time charter arrangements may contain a service component, for example crew assistance , that will be in the scope of the new standard. Therefore the part of transaction price of charter arrangements should be allocated to service component and recognized in revenue in accordance with the requirements of the new standard. Revenue generated from pooling arrangements are within the scope of ASU 2016-02, which is discussed further above. The Company’s time-chartered arrangements may contain both a lease and a service components. Prior to the expected adoption of ASC 842 practical expedients mentioned above, the non-lease component is supposed to be in the scope of the revenue standard. The Company is currently assessing the potential impact of the interaction within the practical expedient and the revenue standard. However, ASC 842 would allow lessor to not separate the lease components and the non-lease component. The lessor practical expedient would be limited to circumstances in which both (1) the timing and pattern of revenue recognition are the same for the nonlease component(s) and related lease component and (2) the combined single lease component would be classified as an operating lease. The Company also understands that lessors would not be required to account for the service component under ASC 606 in 2018, even if the future practical expedients will not be effective.
Recently adopted accounting standards
In March 2016, the FASB issued ASU 2016-09, “Improvements to Employee Share-Based Payment Accounting”, which requires excess tax benefits and tax deficiencies be recorded on the income statement when the awards vest or are settled. In addition, cash flows related to excess tax benefits are no longer separately classified as a financing activity on the statement of cash flows. The standard also allows withholding up to the maximum statutory amount for taxes on employee share-based compensation, clarifies that all cash payments made on an employee’s behalf for withheld shares should be presented as a financing activity on the statement of cash flows and provides an accounting policy election to account for forfeitures as they occur and the Company elected to do so. The new standard was effective for annual reporting periods beginning after December 15, 2016 with early adoption permitted. The adoption of ASU 2016-09 did not have a significant impact on the Company’s consolidated financial statements.

2.	Cash and cash equivalents
Cash and cash equivalents includes $20.2 million and $25.4 million of short-term deposits with original maturities of less than three months, at December 31, 2017 and 2016, respectively.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

3.	Earnings Per Common Share
The following is a reconciliation of the basic and diluted earnings per share computations (amounts in thousands, except per share data):

	For the years ended December 31,
	2017	2016	2015
Net loss for basic and diluted earnings per share	$(59,726)	$(124,835)	$(510,789)

Shares of common stock and common stock equivalents:
Weighted average shares basic	71,794	56,174	21,410
Effect of dilutive securities	—	—	—
Weighted average common shares - diluted	71,794	56,174	21,410

Loss per share:
Basic	$(0.83)	$(2.22)	$(23.86)
Diluted	$(0.83)	$(2.22)	$(23.86)
The following is a summary of share equivalents not included in the computation of diluted earnings per share because their effects would have been anti-dilutive for the years ended December 31, 2017, 2016 and 2015 (in thousands).

	For the years ended December 31,
	2017	2016	2015
Share equivalents	4,734	3,600	1,248

4.	Vessels
At December 31, 2017, the Company owned 18 Kamsarmax vessels and 37 Ultramax vessels. A rollforward of activity within vessels is as follows (in thousands):

Balance December 31, 2015	$764,454
Transfer from vessels under construction and other additions	506,189
Depreciation	(36,562)
Balance December 31, 2016	$1,234,081
Transfer from vessels under construction and other additions	$203,682
Vessel purchases	207,000
Vessel sales	(61,471)
Depreciation	(48,510)
Balance December 31, 2017	$1,534,782
At December 31, 2017, depreciation included depreciation related to our finance lease for SBI Rumba.
All of our vessels serve as collateral against existing loan facilities.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

Vessel Purchases
During 2017, the Company acquired nine Ultramax drybulk vessels from two unaffiliated third parties for an aggregate of $207.0 million ($186.7 million in cash and $20.3 million in the Company’s common stock). All of the vessels were built in Chinese shipyards. Two were built in 2014, four were built in 2015, one was built in 2016 and two were built in 2017.
Vessel Sales
During 2017, the Company sold the SBI Charleston and SBI Cakewalk, two 2014 built Kamsarmax vessels, for approximately $22.5 million each, recorded a loss of $17.7 million and wrote off $0.5 million of deferred financing costs. The Company also repaid the related debt of approximately $20.1 million.
Owned of Finance Leased vessels

Vessel Name	Year Built	DWT	Vessel Type
SBI Antares	2015	61,000	Ultramax
SBI Athena	2015	64,000	Ultramax
SBI Bravo	2015	61,000	Ultramax
SBI Leo	2015	61,000	Ultramax
SBI Echo	2015	61,000	Ultramax
SBI Lyra	2015	61,000	Ultramax
SBI Tango	2015	61,000	Ultramax
SBI Maia	2015	61,000	Ultramax
SBI Hydra	2015	61,000	Ultramax
SBI Subaru	2015	61,000	Ultramax
SBI Pegasus	2015	64,000	Ultramax
SBI Ursa	2015	61,000	Ultramax
SBI Thalia	2015	64,000	Ultramax
SBI Cronos	2015	61,000	Ultramax
SBI Orion	2015	64,000	Ultramax
SBI Achilles	2016	61,000	Ultramax
SBI Hercules	2016	64,000	Ultramax
SBI Perseus	2016	64,000	Ultramax
SBI Hermes	2016	61,000	Ultramax
SBI Zeus	2016	60,200	Ultramax
SBI Hera	2016	60,200	Ultramax
SBI Hyperion	2016	61,000	Ultramax
SBI Tethys	2016	61,000	Ultramax
SBI Phoebe	2016	64,000	Ultramax
SBI Poseidon	2016	60,200	Ultramax
SBI Apollo	2016	60,200	Ultramax
SBI Samson	2017	64,000	Ultramax
SBI Phoenix	2017	64,000	Ultramax
SBI Aries	2015	64,000	Ultramax
SBI Taurus	2015	64,000	Ultramax
SBI Gemini	2015	64,000	Ultramax
SBI Pisces	2016	64,000	Ultramax
SBI Libra	2017	64,000	Ultramax
SBI Virgo	2017	64,000	Ultramax
SBI Jaguar	2014	64,000	Ultramax
SBI Cougar	2015	64,000	Ultramax

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

Vessel Name	Year Built	DWT	Vessel Type
SBI Puma	2014	64,000	Ultramax
Total Ultramax		2,307,800
SBI Samba	2015	84,000	Kamsarmax
SBI Rumba	2015	84,000	Kamsarmax
SBI Capoeira	2015	82,000	Kamsarmax
SBI Electra	2015	82,000	Kamsarmax
SBI Carioca	2015	82,000	Kamsarmax
SBI Conga	2015	82,000	Kamsarmax
SBI Flamenco	2015	82,000	Kamsarmax
SBI Bolero	2015	82,000	Kamsarmax
SBI Sousta	2016	82,000	Kamsarmax
SBI Rock	2016	82,000	Kamsarmax
SBI Lambada	2016	82,000	Kamsarmax
SBI Reggae	2016	82,000	Kamsarmax
SBI Zumba	2016	82,000	Kamsarmax
SBI Macarena	2016	82,000	Kamsarmax
SBI Parapara	2017	82,000	Kamsarmax
SBI Swing	2017	82,000	Kamsarmax
SBI Mazurka	2017	82,000	Kamsarmax
SBI Jive	2017	82,000	Kamsarmax
Total Kamsarmax		1,480,000
Total Owned of Finance Leased Vessels DWT		3,787,800

5.	Vessels under construction
Vessels under construction was $6.7 million and $180.0 million as of December 31, 2017 and 2016, respectively. These balances consist of novation consideration and installments paid to shipyards on our newbuilding contracts.
A rollforward of activity within vessels under construction is as follows (in thousands):

Balance December 31, 2015	$288,282
Installment payments and other	401,556
Capitalized interest	6,951
Transferred to vessels	(506,362)
Write off due to contract cancellation	(10,427)
Balance December 31, 2016	$180,000
Installment payments and other	29,642
Capitalized interest	361
Transferred to vessels	(203,293)
Balance December 31, 2017	6,710
All vessels under construction serve as collateral for related loan facilities.
During 2017, the Company agreed to acquire one Kamsarmax vessel from an unaffiliated third party, which is expected to be delivered from the Chinese shipyard in which it is being constructed in the middle of 2018 for $25.5 million. $6.7 million of the contract price has been paid as of December 31, 2017 and is included in the installment payments and other in the above table.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

Vessel Under Construction

Vessel Name	Expected Delivery	DWT	Shipyard
Hull 2215 - TBN SBI Lynx	Q2-18	82,000	Jiangsu Yangzijiang Shipbuilding Co. Ltd.
Total Kamsarmax Newbuilding DWT		82,000

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

6.	Assets Held for Sale
The Company did not have any vessels classified as held for sale at December 31, 2017 or 2016.
During 2017, the Company entered into agreements with an unaffiliated third party to sell the SBI Charleston and SBI Cakewalk, two 2014 built Kamsarmax vessels, for approximately $22.5 million each. As such, the Company classified these vessels as held for sale until the completion of the sale, recorded a loss of $17.7 million and wrote off $0.5 million of deferred financing costs. The Company also repaid the related debt of approximately $20.1 million in full.
During 2016, the Company sold the eight vessels that were classified as held for sale as of December 31, 2015, for net proceeds of $271.4 million and recorded $0.8 million in additional expenses upon the completion of the sales of those vessels.

7.	Commitment and Contingencies
Legal Matters
The Company is periodically involved in litigation and various legal matters that arise in the normal course of business. Such matters are subject to many uncertainties and outcomes that are not predictable. At the current time, the Company does not believe that any of these matters will have a material adverse effect on its financial position or future results of operations and therefore has not recorded any reserves as of December 31, 2017.
Capital Commitments
At December 31, 2017, the Company is a party to a vessel construction contract totaling $25.5 million, of which $18.8 million remains unpaid. Payment is expected to be made in the middle of 2018 upon delivery of the vessel.
Time chartered-in vessels
The Company time charters in one vessel, which was entered into and operated out of a spot market-oriented commercial pool managed by our commercial manager. The Company has an agreement to charter-in one drybulk vessel. The terms of the time charter-in contract are summarized as follows:

Vessel Type	Year Built	DWT	Where Built	Daily Base Rate	Earliest Expiry
Ultramax	2017	62,100	Japan	$10,125	30-Sept-19
Aggregate TC DWT		62,100
Future minimum obligations under non-cancelable time charter-in agreements as of December 31, 2017 was, $6.5 million.
Debt
See Note 11, Debt, to the consolidated financial statements for a schedule of debt and financing obligation payments as of December 31, 2017.
Other
The Company also has certain commitments related to the commercial and technical management of its vessels. As of December 31, 2017, we would be obligated to pay termination fees of $8.7 million to SCM and SSM if we were to cancel our service agreements with them as of December 31, 2017. We are also required to pay SCM for each vessel that we own an amount equal to six months of commissions that SCM would have expected to earn had the contracts not been terminated.  Due to the variable nature of the commissions, they have been excluded from these figures.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

8.	Accounts Payable and Accrued Expenses
Accounts payable and accrued expenses consist of the following:

	As of
(in thousands)	December 31, 2017	December 31, 2016
Accounts payable	$3,907	$4,612
Accrued operating	2,580	2,250
Accrued administrative	3,600	3,171
Accounts payable and accrued expenses	$10,087	$10,033
Accounts payable primarily consists of obligations to suppliers arising in the normal course of business. Accrued operating relates to obligations arising from operation of the Company’s owned and chartered-in vessels, such as operating costs. Accrued administrative relates to obligations that are corporate or financing in nature, such as payroll, professional fees, interest and commitment fees.

9.	Common Shares
As of December 31, 2017 the Company had:

•	Approximately 74.9 million common shares outstanding, the $0.01 par value of which is recorded as common stock of $0.8 million.

•	Paid-in capital of $1.7 billion which substantially represents the excess net proceeds from common stock issuances over the par value as well as the amount of cumulative restricted stock amortization.

•	Treasury stock of $11.0 million representing the cost at which the Company repurchased approximately 1.5 million shares
Share Repurchase Program
In September 2017, the Company’s Board of Directors has authorized the repurchase of up to $50.0 million of the Company’s common stock in open market or privately negotiated transactions.  The specific timing and amounts of the repurchases are in the sole discretion of management and may vary based on market conditions and other factors, but the Company is not obligated under the terms of the program to repurchase any of its common stock.  The authorization has no expiration date. As of December 31, 2017, $39.0 million remains available under the program.
Dividend
On October 23, 2017, the Company’s Board of Directors declared the Company’s first quarterly cash dividend of $0.02 per share, which was paid on December 15, 2017 to all shareholders as of November 15, 2017 (the record date).

Other
In connection with an agreement to purchase three Ultramax vessels, on November 5, 2017, the Company issued warrants to purchase approximately 1.6 million common shares at an exercise price of $8.10 per share to an unaffiliated third party as part of the total consideration paid. The warrants were not exercised as of December 31, 2017.
In connection with an agreement to purchase one Ultramax vessel, on December 4, 2017, the Company issued approximately 0.9 million common shares to an unaffiliated third party. The shares were issued to the seller of the vessel upon delivery of such vessel on December 29, 2017.
During 2017, the Company issued a total of 12,946 shares, with a fair value of $0.1 million to SSH pursuant to the Administrative Services Agreement relating to our Newbuilding Program.
In June 2016, upon receiving shareholder approval, the Company further amended its Amended and Restated Articles of Incorporation to increase the Company’s total number of authorized common shares to 112,500,000.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

During 2016, the Company issued a total of 51,679 shares, with a fair value of $0.2 million, to SSH pursuant to the Administrative Services Agreement in connection with the deliveries of newbuilding vessels.
During 2016, the Company issued an aggregate of 44.0 million shares of common stock, par value $0.01 per share, at $3.00 per share in two separate underwritten public offerings. SSH and certain of the Company's directors purchased an aggregate of $10.3 million common shares at the public offering prices. The Company received approximately $128.1 million of net proceeds from the issuance.
Effective December 31, 2015, the Company’s Board of Directors, or the Board, determined to effect a one-for-twelve reverse stock split of the Company's common shares, par value $0.01 per share, and a reduction in the total number of authorized common shares to 56,250,000 shares.  The Company's shareholders approved the reverse stock split and change in authorized common shares at the Company's special meeting of shareholders held on December 23, 2015.  This reduced the number of outstanding common shares from 344,239,098 shares to 28,686,561 shares. On December 17, 2015, the Company received notice from the NYSE that the Company was no longer in compliance with the NYSE's continued listing standards because the average closing share price of its common shares over a consecutive 30 trading-day period ending December 15, 2015 fell below the requirement to be at least $1.00 per share.  The purpose of the reverse stock split was to increase the market price of the Company's common shares.  The increased market price for the Company’s common shares as a result of implementing the reverse stock split cured this deficiency.
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
The Scorpio Bulkers Inc. 2013 Equity Incentive Plan, or the Plan was approved by the Company’s Board and became effective on September 30, 2013 and was last amended to reserve additional common shares for issuance pursuant to the Plan on December 5, 2017. Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the plan), unless otherwise provided by the plan administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full. The Board may amend or terminate the Plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Shareholder approval of plan amendments will be required under certain circumstances. As of December 31, 2017 we reserved a total of 4,742,612 common shares for issuance under the Plan, subject to adjustment for changes in capitalization as provided in the Plan. The Plan is administered by the Company’s Compensation Committee. The Plan will remain in effect until the tenth anniversary of the date on which the Plan was adopted by the Board, unless terminated, or extended by the Board. After this date, no further awards shall be granted pursuant to the Plan, but previously granted awards will remain outstanding in accordance with their applicable terms and conditions.
Under the Plan, the Company is permitted to grant incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common shares.
Under the terms of the Plan, stock options and stock appreciation rights granted under the Plan will have an exercise price equal to the fair market value of a common share on the date of grant, unless otherwise determined by the plan administrator, but in no event will the exercise price be less than the fair market value of a common share on the date of grant. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than ten years from the date of grant. The Company did not grant any option awards or stock appreciation rights under the Plan during the three years ended December 31, 2017.
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

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

The company recorded share-based compensation expense of $12.6 million, $18.6 million and $24.6 million for the years ended December 31, 2017, 2016 and 2015, respectively, related to restricted stock awards, which is included in General and administrative expenses in the Consolidated Statement of Operations.
A summary of activity for restricted stock awards during the three years ended December 31, 2017 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value $
Outstanding at December 31, 2014	581,671	114.66
Granted	804,035	20.03
Vested	(137,543)	115.90
Outstanding at December 31, 2015	1,248,163	53.56
Granted	2,582,000	3.26
Vested	(208,266)	107.82
Forfeited	(21,564)	51.50
Outstanding at December 31, 2016	3,600,333	14.36
Granted	150,000	6.25
Vested	(604,151)	44.80
Forfeited	(4,612)	5.33
Outstanding at December 31, 2017	3,141,570	8.13
As of December 31, 2017, there was $7.6 million of total unrecognized compensation cost related to restricted stock awards. These costs are expected to be recognized over the weighted average period of approximately one year. During 2017, restricted stock with a fair value of approximately $4.4 million vested.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

11.	Debt
The Company’s long-term debt, which consists of Senior Notes, bank loans and a leasing arrangement, is summarized as follows:

	December 31,
(amounts in thousands)	2017	2016

Senior Notes	$73,625	$73,625

Bank Loans:
$39.6 Million Credit Facility	$—	$20,144
$409 Million Credit Facility	174,443	167,816
$330 Million Credit Facility	247,876	225,759
$42 Million Credit Facility	22,354	38,512
$67.5 Million Credit Facility	40,461	40,461
$12.5 Million Credit Facility	10,183	10,379
$27.3 Million Credit Facility	18,213	19,375
$85.5 Million Credit Facility	85,500	—
$38.7 Million Credit Facility	38,700	—
$19.6 Million Lease Financing	19,268	—
	656,998	522,446
Less: Current portion	(49,266)	(13,882)
	$607,732	$508,564

	December 31, 2017			December 31, 2016
(amounts in thousands)	Current	Non-current	Total	Current	Non-current	Total
Total bank loans, financing obligation and senior notes, gross	49,266	681,357	730,623	13,882	582,188	596,070
Unamortized deferred financing costs	(1,129)	(13,917)	(15,046)	(402)	(16,196)	(16,598)
Total bank loans and senior notes, net	48,137	667,440	715,577	13,480	565,992	579,472

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

The future principal and estimated interest payments (based on the interest rates in effect as of December 31, 2017) under the Company’s long-term debt over the next five years on the Company’s Senior Notes, credit facilities and financing obligation as of December 31, 2017 is as follows:

(amounts in thousands)	Principal on Bank Loans and Senior Notes	Interest on Bank Debt and Senior Notes	Financing Obligation	Total
2018	48,099	34,380	1,971	84,450
2019	118,586	30,536	1,971	151,093
2020	209,547	24,143	1,971	235,661
2021	223,001	10,732	1,971	235,704
2022	47,889	3,939	1,971	53,799
Thereafter	64,233	877	9,413	74,523
Total	711,355	104,607	19,268	835,230
Unsecured Senior Notes
On September 22, 2014, the Company issued $65.0 million in aggregate principal amount of 7.5% Senior Notes due September 2019, or the Senior Notes, and on October 16, 2014 the Company issued an additional $8.6 million aggregate principal amount of Senior Notes when the underwriters partially exercised their option to purchase additional Senior Notes on the same terms and conditions.
All terms mentioned are defined in the indenture governing the Senior Notes.
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
As of December 31, 2017, we were in compliance with the financial covenants relating to the Senior Notes.
In December 2016, our Board of Directors authorized the repurchase of up to $20.0 million of our outstanding Senior Notes in open market or privately negotiated transactions. The specific timing and amounts of the repurchases, which will be funded by available cash, will be in the sole discretion of management and vary based on market conditions and other factors. This authorization has no expiration date. As of December 31, 2017, the full $20.0 million remains available for repurchases under this authorization.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

Secured Credit Facilities
The Company had eight credit agreements in place, which are all collateralized by certain of the Company’s vessels. The following is a summary of those credit agreements as of December 31, 2017.

	$409 Million Credit Facility	$330 Million Credit Facility	$42 Million Credit Facility	$67.5 Million Credit Facility	$12.5 Million Credit Facility	$27.3 Million Credit Facility	$85.5 Million Credit Facility	$38.7 Million Credit Facility
Date of Agreement	December 30, 2014	July 29, 2014	January 30, 2015	July 30, 2014	December 22, 2015	December 22, 2015	December 5, 2017	December 13, 2017

Total Vessels Financed
Kamsarmax	8	6	1	2	—	—	—	—
Ultramax	7	15	1	2	1	2	6	3

Interest Rate-LIBOR+	3.000%	2.925%	2.970%	2.950%	3.000%	2.950%	2.850%	2.850%

Commitment Fee	1.200%	1.170%	1.120%	1.250%	—%	1.180%	1.140%	1.000%

Maturity Date	December 30, 2020	July 29, 2021	6 years from each Kamsarmax drawdown and September 21, 2021 on the Ultramax tranche	7 years from each drawdown	December 22, 2020	5 years from each drawdown	February 15, 2023	December 13, 2022

Amount drawn down (in thousands)	220,769	294,225	48,870	53,816	11,750	23,250	85,500	38,700

Amount outstanding (in thousands)	174,443	247,876	22,354	40,461	10,183	18,213	85,500	38,700

Carrying Value of Vessels Collateralized (in thousands)	450,949	579,893	61,158	112,449	29,855	60,881	142,496	64,518

Amount Available (in thousands)	—	—	—	—	—	—	—	—

Remaining Vessels to be Financed	—	—	—	—	—	—	—	—

$85.5 Million Credit Facility
On December 5, 2017, the Company entered into a senior secured credit facility for up to $85.5 million, which was used to finance a portion of the purchase price of six Ultramax vessels the Company acquired in the fourth quarter of 2017. The facility has a maturity date of February 15, 2023,bears interest at LIBOR plus a margin of 2.85% per annum and has a commitment fee of 1.14% per annum. This facility is secured by, among other things, a first preferred mortgage on the six Ultramax vessels and guaranteed by each vessel owning subsidiary.
As of December 31, 2017, the Company drew down the entire amount available and the outstanding balance on this facility was approximately $85.5 million.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

$38.7 Million Credit Facility
On December 13, 2017, the Company entered into a senior secured credit facility for up to $38.7 million, which was used to finance a portion of the purchase price of three Ultramax vessels the Company acquired in the fourth quarter of 2017. The facility has a maturity date of December 13, 2022, bears interest at LIBOR plus a margin of 2.85% per annum and has a commitment fee of 1.0% per annum. This facility is secured by, among other things, a first preferred mortgage on the three Ultramax vessels and guaranteed by each vessel owning subsidiary.
As of December 31, 2017, the Company drew down the entire amount available and the outstanding balance on this facility was approximately $38.7 million.
$39.6 Million Credit Facility
On June 27, 2014, the Company signed a loan agreement for up to $39.6 million which was used to finance a portion of two Kamsarmax vessels. In 2017, the Company sold these two vessels and $20.1 million, which was outstanding under this facility was fully repaid in May 2017 and the credit facility was terminated.
The loan amendments discussed below were accounted for as debt modifications in accordance with ASC 470, Debt.
$67.5 Million Credit Facility
During 2017, the Company reached an agreement to reinstate principal repayments of approximately $8.0 million that were previously deferred in accordance with prior loan amendments to their original form. Under this agreement the Company is required to make principal repayments of approximately $1.0 million per quarter from the first quarter of 2018 through the fourth quarter of 2018 and then from the first quarter of 2020 through the fourth quarter of 2020, with an offsetting reduction to the balloon payment due upon maturity.
All restrictions on the payment of dividends that were put in place as part of prior loan amendments have been removed from this credit facility.
$409.0 Million Credit Facility
During 2017, the Company confirmed its acceptance of a 2016 agreement to reinstate principal repayments of approximately $26.9 million that were previously deferred in accordance with prior loan amendments to their original form. Under this agreement the Company made or is required to make principal repayments ranging from approximately $1.2 million to approximately $2.3 million per quarter from the third quarter of 2017 through the third quarter of 2020, with an offsetting reduction to the balloon payment due upon maturity. In addition, a principal repayment of approximately $2.4 million, representing prior period principal repayments, was made during 2017.
All restrictions on the payment of dividends that were put in place as part of prior loan amendments have been removed from this credit facility.
$42.0 Million Credit Facility
During 2017, the Company reached an agreement to reinstate principal repayments of approximately $6.6 million that were previously deferred in accordance with prior loan amendments to their original form. Under this agreement the Company made principal repayments of approximately $0.8 million in the third and fourth quarters of 2017 and after the $13.2 million repayment noted below will be required to make principal repayments of $0.5 million from the second quarter of 2019 through the first quarter of 2020, with an offsetting reduction to the balloon payment due upon maturity. In addition, a principal repayment of approximately $1.7 million, representing prior period principal repayments, was made during 2017.
The Company also repaid approximately $13.2 million of the $42.0 million Credit Facility upon the completion of the $19.6 million Lease Financing transaction during 2017.
All restrictions on the payment of dividends that were put in place as part of prior loan amendments have been removed from this credit facility

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

$12.5 Million Credit Facility
During 2017, the Company reached an agreement to reinstate principal repayments of approximately $0.8 million that were previously deferred in accordance with prior loan amendments to their original form. Under this agreement the Company made and is required to make principal repayments of approximately $0.2 million from the fourth quarter of 2017 through the third quarter of 2018, with an offsetting reduction to the balloon payment due upon maturity.
All restrictions on the payment of dividends that were put in place as part of prior loan amendments have been removed from this credit facility.
$27.3 Million Credit Facility
During 2017, the Company reached an agreement to reinstate principal repayments of $3.1 million that were previously deferred in accordance with prior loan amendments to their original form. Under this agreement the Company made and is required to make principal repayments of approximately $0.4 million from the third quarter of 2017 through the first quarter of 2018 and from the fourth quarter of 2019 through the third quarter of 2020, with an offsetting reduction to the balloon payment due upon maturity. In addition, a principal repayment of approximately $0.4 million, representing prior period principal repayments, was made during 2017.
All restrictions on the payment of dividends that were put in place as part of prior loan amendments have been removed from this credit facility.
Finance Lease
$19.6 Million Lease Financing
In October 2017, the Company entered into a financing transaction with respect to one of its Kamsarmax vessels with unaffiliated third parties involving the sale and leaseback of the SBI Rumba, a 2015 Japanese built Kamsarmax dry bulk vessel, for consideration of approximately $19.6 million. As part of the transaction, the Company will make monthly payments of $164,250 under a nine and a half year bareboat charter agreement with the buyer, which the Company has the option to extend for a further six months. The agreement also provides the Company with options to repurchase the vessel beginning on the fifth anniversary of the sale and until the end of the agreements.
Certain of the Company’s credit facilities discussed above, have, among other things, the following financial covenants, as amended or waived, the most stringent of which require us to maintain:

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

The Company’s credit facilities discussed above have, among other things, the following restrictive covenants which could restrict the Company’s ability to:

•	incur additional indebtedness;

•	sell the collateral vessel, if applicable;

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

•	make additional investments or acquisitions;

•	pay dividends; and

•	effect a change of control of us.
In addition, the Company’s credit facilities contain customary events of default, including cross-default provisions. As of December 31, 2017, the Company was in compliance with all the financial covenants of each of its credit facilities and finance lease. The Company expects to remain in compliance with the financial covenants of each of its credit facilities for the next twelve months.
Interest rates on all of the Company’s secured credit facilities during the year ended December 31, 2017 ranged from 3.80% to 4.70%. The Company records its interest expense, all of which was capitalized until the fourth quarter of 2015, as a component of Financial expense, net on its Consolidated Statement of Operations. For the years ended December 31, 2017, 2016 and 2015, Financial expense, net consists of:

	Year ended December 31,
(in thousands)	2017	2016	2015
Interest expense	$27,719	$16,002	$998
Amortization of deferred financing costs	6,085	4,137	1,988
Write off of deferred financing costs	470	3,781	16,085
Change in the fair value of interest rate caps	63	—	—
Other, net	625	1,001	453
	$34,962	$24,921	$19,524

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

12.	Derivatives
The Company is exposed to, among other things, the impact of changes in interest rates in the normal course of business. The Company manages the exposure to and volatility arising from these risks, and utilizes derivative financial instruments to offset a portion of these risks. The Company uses derivative financial instruments only to the extent necessary to hedge identified business risks and does not enter into such transactions for speculative purposes.

The Company uses variable rate debt as a source of funds for use in the Company's investment activities. These debt obligations expose the Company to variability in interest payments due to changes in interest rates. If interest rates increase, interest expense increases. Interest rate cap agreements are used to manage interest rate risk associated with floating-rate borrowings under the Company’s credit facilities. The interest rate cap agreements utilized by the Company effectively modify the Company’s exposure to interest rate risk by converting a portion of the Company’s floating-rate debt to a fixed rate basis through December 31, 2020, thereby reducing the impact of interest rate changes on future interest expense.
The Company has not elected to designate any of its derivative instruments as hedging instruments under ASC 815, Derivatives and Hedging, and as such the gain or loss on the derivative is recognized in current earnings during the period of change and is included in Financial expense, net on the Consolidated Statement of Operations.
Information pertaining to outstanding interest rate caps is as follows:

Aggregate Notional Amount (in millions)	Start Date	End Date	Offsets Variable Rate Debt Attributable to Fluctuations Above:
$100	November 9, 2017	December 31, 2020	Three Month LIBOR of 3.5%
$100	November 9, 2017	December 31, 2020	Three Month LIBOR of 3.5%
$100	November 21, 2017	December 31, 2020	Three Month LIBOR of 3.5%

The aggregate fair value of these interest rate caps was $0.2 million at December 31, 2017, and is included in Other assets on the Company’s Consolidated Balance Sheet. During 2017, we recorded $0.1 million, representing the change in the fair value of these caps to Financial expense, net on the Consolidated Statement of Operations. Refer to Note 13, Fair value of Financial Instruments, for related fair value disclosures.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

13.	Fair value of financial instruments
The carrying amount and fair value of financial instruments at December 31, 2017 and 2016 were as follows (in thousands):

		2017		2016
	Level	Carrying value	Fair Value	Carrying value	Fair Value
Financial assets:
Cash and cash equivalents	1	$68,535	$68,535	$101,734	$101,734
Other assets - interest rate cap	3	192	192	—	—

Financial liabilities:
Bank loans, net	1	623,960	623,960	507,273	507,273
Senior Notes, net	1	72,726	74,921	72,199	65,850
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
The interest rate caps were measured at fair value using implied volatility rates of each caplet and the yield curve for the related periods.
The carrying value of our secured bank loans are measured at amortized cost using the effective interest method. The Company believes the carrying amounts of its bank loans at December 31, 2017 and December 31, 2016 approximate fair value because the interest rates on these instruments change with, or approximate, market interest rates. These amounts are shown net of $13.8 million and $15.2 million of unamortized deferred financing fees, on the Company’s consolidated balance sheet as of December 31, 2017 and 2016, respectively.
The Senior Notes are publicly traded on the New York Stock Exchange and are considered a level 1 item. The carrying values shown in the table are the face value of the notes net of $0.9 million and $1.4 million of unamortized deferred financing fees as of December 31, 2017 and 2016, respectively.
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

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

The Company believes the carrying amounts of its bank loans at December 31, 2017 and 2016 approximate fair value because the interest rates on these instruments change with, or approximate, market interest rates.

14.	Related Party Transactions
Our Co-Founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, is a member of the Lolli-Ghetti family, which in 2009 founded Scorpio Tankers Inc. (“Scorpio Tankers”) (NYSE: “STNG”), a large international shipping company engaged in seaborne transportation of refined petroleum products, of which Mr. Lauro is currently the Chairman and Chief Executive Officer. The Lolli-Ghetti family also majority owns and controls the Scorpio Group, including SSM, which provides us with vessel technical management services, SCM, which provides us with vessel commercial management services, SSH, which provides us and other related entities with administrative services and services related to the acquisition of vessels and Scorpio UK Limited (“SUK”) which provides us with chartering services. In addition, our Vice President, Mr. Filippo Lauro is the brother of Mr. Emanuele Lauro and a member of the Lolli-Ghetti family. Our Co-Founder, President and Director, Mr. Robert Bugbee is also the President and a Director of Scorpio Tankers and has a senior management position at the Scorpio Group.

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
SSH also arranges vessel sales and purchases for us. We previously paid SSH a fee, payable in the Company’s common shares, for arranging vessel acquisitions, including newbuildings. The amount of common shares payable was determined by dividing $250,000 by the market value of our common shares based on the volume weighted average price of our common shares over the 30 trading day period immediately preceding the contract date of a definitive agreement to acquire any vessel. During the years ended December 31, 2017, 2016 and 2015, we issued 12,946, 51,679 and 111,725 shares, respectively, of our common shares to SSH.
In addition, SSH has agreed with us not to own any drybulk carriers greater than 30,000 dwt for so long as the Administrative Services Agreement is in full force and effect. This agreement may be terminated by SSH upon 12 months’ notice or by us with 24 months’ notice.
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
Our vessels are commercially managed by SCM and technically managed by SSM pursuant to an amended and restated master agreement, as amended and restated from time to time, or the Amended and Restated Master Agreement, which may be terminated by either party upon 24 months’ notice, unless terminated earlier in accordance with the provisions of the Amended and Restated Master Agreement. In the event of a sale of one or more vessels, a notice period of three months’ and a payment equal to 3 months of management fees will apply, provided that the termination does not amount to a change of control, including a sale of substantially all vessels, in which case a payment equal to 24 months of management fees will apply. Additional vessels that the Company may acquire in the future are expected to be managed under the Amended and Restated Master Agreement or on substantially similar terms as the Amended and Restated Master Agreement.

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
The Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool were significant customers for the year ended December 31, 2017, accounting for 42% and 58% of our total vessel revenue, respectively. During the year ended December 31, 2016, the Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool accounted for 40% and 60% of our total vessel revenue (including commissions from SCM), respectively. During the year ended 12/31/2015, the Scorpio Kamsarmax Pool, the Scorpio Ultramax Pool and the Scorpio Capesize Pool accounted for 41%, 43% and 8% of our total vessel revenue (including commissions from SCM), respectively.
Prior to the amendment to the Amended and Restated Master Agreement on September 29, 2016, contracts for the construction of vessels that were sold or canceled prior to the Company taking delivery of the vessels resulted in a termination fee of $0.5 million per vessel and the termination fee for a vessel which was under SCM management was two years of daily fees of $300, or $0.2 million per vessel plus 1.00% of the estimated revenue SCM would have generated for the vessel over the next two years. This fee is included in loss/write off of vessels and assets held for sale in the Consolidated Statement of Operations.
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
Prior to the amendment to the Amended and Restated Master Agreement on September 29, 2016, contracts for the construction of vessels that were sold or canceled prior to the Company taking delivery of the vessels resulted in a termination fee of $0.5 million per vessel and the termination fee for a vessel which was under SSM management was two years of annual fees of $0.2 million per vessel, or $0.4 million per vessel. This fee is classified included in loss/write off of vessels and assets held for sale in the Consolidated Statement of Operations.
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

	For the Year Ended December 31,
	2017	2016	2015
Vessel revenue
Scorpio Kamsarmax Pool	$67,825	$31,319	$25,151
Scorpio Ultramax Pool	94,380	46,227	26,338
Scorpio Capesize Pool	—	—	4,857
SCM	—	856	718
Total vessel revenue	$162,205	$78,402	$57,064
Voyage expense:
SCM	$172	$319	$664
Vessel operating cost:
SSM	$9,379	$7,191	2,765
General and administrative expense:
SCM	$108	$43	$258
SSH	5,643	3,949	1,265
SUK	971	862	486
Total general and administrative expense	$6,722	$4,854	$2,009
Write down on assets held for sale
SCM	$147	$500	$12,465
SSM	200	500	13,000
Total write down on assets held for sale	$347	$1,000	$25,465

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

At December 31, 2017 and December 31, 2016, we had the following balances with related parties, which have been included in the Consolidated Balance Sheet:

	December 31,
	2017	2016
Assets
Due from related parties-current:
Scorpio Kamsarmax Pool	$3,977	$2,579
Scorpio Ultramax Pool	2,578	1,661
Total due from related parties-current	$6,555	$4,240
Due from related parties non-current:
Scorpio Kamsarmax Pool	$5,080	$4,606
Scorpio Ultramax Pool	10,741	6,633
Total due from related parties non-current	$15,821	$11,239
Liabilities
Due to related parties-current :
SCM	$—	$507
SSM	69	209
SSH	297	321
Total due to related parties-current	$366	$1,037

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

15.	Segment Reporting
Effective January 1, 2016, the Company is organized by vessel type into two operating segments through which the Company’s chief operating decision maker manages the Company’s business. The Kamsarmax and Ultramax Operations segments include the following:

•	Kamsarmax - includes vessels ranging from approximately 82,000 DWT to 84,000 DWT

•	Ultramax - includes vessels ranging from approximately 60,200 DWT to 64,000 DWT

Prior to January 1, 2016, the Company was organized into three operating segments: Kamsarmax, Ultramax and Capesize, which included vessels of approximately 180,000 DWT. However, the Company sold all of its Capesize vessels and Capesize newbuilding vessels by the end of 2015.
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
The following schedule presents segment information about the Company’s operations and identifiable assets for the years ended December 31, 2017, 2016 and 2015 (in thousands).

December 31, 2017	Capesize	Kamsarmax	Ultramax	Corporate	Total
Vessel revenue	$—	$67,825	$94,380	$—	$162,205
Voyage expenses	—	300	129	—	429
Vessel operating cost	(117)	35,336	51,445	—	86,664
Charterhire expense	—	4,417	975	—	5,392
Vessel depreciation	—	18,713	29,797	—	48,510
General and administrative expenses	3	1,916	3,389	23,773	29,081
Loss / write down on assets held for sale	—	17,701	—	—	17,701
Interest income	—	—	—	1,100	1,100
Foreign exchange gain	—	—	—	(292)	(292)
Financial expense, net	—	—	—	(34,962)	(34,962)
Segment loss	$114	$(10,558)	$8,645	$(57,927)	$(59,726)

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

December 31, 2016	Capesize	Kamsarmax	Ultramax	Corporate	Total
Vessel revenue	$—	$31,684	$46,718	$—	$78,402
Voyage expenses	—	(81)	36	—	(45)
Vessel operating cost	—	27,083	41,749	—	68,832
Charterhire expense	—	12,323	5,033	—	17,356
Charterhire termination	—	2,500	7,500	—	10,000
Vessel depreciation	—	14,522	22,040	—	36,562
General and administrative expenses	380	1,718	2,725	29,172	33,995
Loss / write down on assets held for sale	1,006	11,557	(130)	—	12,433
Interest income	—	—		933	933
Foreign exchange gain	—	—		(116)	(116)
Financial expense, net	—	—		(24,921)	(24,921)
Segment loss	$(1,386)	$(37,938)	$(32,235)	$(53,276)	$(124,835)
During 2016, the Company recorded a $10.0 million charge to terminate four time charter-in contracts. Terminating these contracts reduced the Company’s cash outflow and had a positive impact on the Company’s future operating results as the contracts were at above current market rates.

December 31, 2015	Capesize	Kamsarmax	Ultramax	Corporate	Total
Vessel revenue	$9,038	$26,712	$26,771	$—	$62,521
Voyage expenses	280	331	176	—	787
Vessel operating cost	5,089	9,986	14,297	—	29,372
Charterhire expense	—	29,509	21,880	—	51,389
Vessel depreciation	3,623	4,536	6,104	—	14,263
General and administrative expenses	275	498	713	33,896	35,382
Loss / write down on assets held for sale	408,318	8,997	5,622	—	422,937
Interest income	—	—		356	356
Foreign exchange loss				(12)	(12)
Financial expense, net	—	—	—	(19,524)	(19,524)
Segment loss	$(408,547)	$(27,145)	$(22,021)	$(53,076)	$(510,789)
Interest income that was previously reflected in the Ultramax segment at December 31, 2015 was reallocated to the Corporate segment. Foreign exchange loss previously reflected in the Capesize, Kamsarmax, and Ultramax segments at December 31, 2015 have been reallocated to the Corporate segment.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

Identifiable assets, classified by the segment by which the Company operates, are as follows:

Identifiable assets
	December 31, 2017	December 31, 2016
Held by vessel owning subsidiaries or allocated to segments:
Capesize	$23	$643
Kamsarmax	549,444	600,578
Ultramax	1,028,798	847,016
Held by parent and other subsidiaries, not allocated to segments:
Cash and cash equivalents	59,278	88,311
Other	5,867	10,609
Total identifiable assets	$1,643,410	$1,547,157

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

16.	Unaudited Quarterly Results of Operations
The following tables set forth certain unaudited financial data for the Company's quarterly operations in 2017 and 2016. The following information has been prepared on the same basis as the annual information presented elsewhere in this report and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the quarterly periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

(amounts in thousands)	(Unaudited) 2017 Quarter Ended				(Unaudited) 2016 Quarter Ended
	First Quarter(1)	Second Quarter	Third Quarter	Fourth Quarter	First Quarter(2)	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$34,728	$37,742	$38,608	$51,127	$10,244	$17,374	$23,938	$26,846
Operating loss	(26,173)	(4,734)	(2,555)	7,891	(51,192)	(19,204)	(16,244)	(14,091)

Net loss	(34,564)	(13,418)	(10,674)	(1,068)	(58,260)	(24,748)	(21,273)	(20,557)

Basic loss per share	$(0.48)	$(0.19)	$(0.15)	$(0.01)	$(1.96)	$(0.48)	$(0.30)	$(0.29)

Diluted loss per share	$(0.48)	$(0.19)	$(0.15)	$(0.01)	$(1.96)	$(0.48)	$(0.30)	$(0.29)

Basic weighted average common shares outstanding	71,735	71,804	71,936	71,702	29,794	51,305	71,575	71,672
Diluted weighted average common shares outstanding	71,735	71,804	71,936	71,702	29,794	51,305	71,575	71,672
Earnings per share for quarterly periods are based on the weighted average common shares outstanding in individual quarters; thus, the sum of earnings per share of the quarters may not equal the amounts reported for the full year.

(1)	First quarter 2017 results include a loss / write down on assets held for sale of $17.7 million.

(2)	First quarter of 2016 includes a loss / write down on assets held for sale of $12.4 million.

17.	Subsequent Events
Dividend

On February 5, 2018, the Company’s Board of Directors declared a quarterly cash dividend of $0.02 per share, payable on or about March 15, 2018, to all shareholders of record as of February 15, 2018.

Equity Incentive Plan

On February 2, 2018, an aggregate of 111,500 restricted shares were granted to SSH employees pursuant to the Equity Incentive Plan.

Technical Management Agreement
In December 2017, we agreed to amend the Amended and Restated Master Agreement to amend and restate the technical management agreement thereunder subject to bank consents being obtained, which were subsequently obtained. On February 22, 2018, we entered into definitive documentation to memorialize the agreed amendments to the Amended and Restated Master Agreement under a deed of amendment, or the Amendment Agreement. The Amended and Restated Master Agreement as amended by the Amendment Agreement is effective as from January 1, 2018.