Form 20-F
period 2018-12-31
SCORPIO BULKERS INC.
filed 2019-03-20
CIK 1587264

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
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
As of December 31, 2018, there were 71,217,258 outstanding shares of common stock, par value $0.01 per share.
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
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes	☒	No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.                          ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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
All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

•	our future operating or financial results;

•	statements about planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;

•	the strength of world economies;

•	the stability of Europe and the Euro;

•	fluctuations in interest rates and foreign exchange rates;

•	changes in the supply of drybulk vessels, including when caused by new newbuilding vessel orders or changes to or terminations of existing orders, and vessel scrapping levels;

•	general drybulk shipping market conditions, including fluctuations in charter hire rates and vessel values;

•	changes in demand in the drybulk shipping industry, including the market for our vessels;

•	changes in the value of our vessels;

•	changes in our operating expenses, including bunker prices, drydocking and insurance costs;

•	compliance with, and our liabilities under, governmental, tax environmental and safety laws and regulations;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from pending or future litigation;

•	general domestic and international political conditions;

•	potential disruption of shipping routes due to accidents or political events;

•	our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;

•	our continued borrowing availability under our debt agreements and compliance with the covenants contained therein;

•	our ability to successfully employ our drybulk vessels;

•
our ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);

•	potential exposure or loss from investment in derivative instruments or other equity investments in which we invest;

•	potential conflicts of interest involving members of our board and senior management and our significant shareholders;

•	our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned;

•	vessel breakdowns and instances of off-hire; and

•	drybulk shipping market trends, charter rates and factors affecting supply and demand.
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
The selected Consolidated Statement of Operations data and the Consolidated Balance Sheet data presented for the years ended December 31, 2018, 2017, 2016, 2015 and 2014, are derived from our audited consolidated financial statements. Such selected financial data should be read in connection with the consolidated financial statements contained in this report.

	For the Year Ended December 31,
	2018	2017	2016	2015	2014
Dollars in thousands, except per share data
Consolidated Statement of Operations Data:
Total vessel revenue	$242,502	$162,205	$78,402	$62,521	$48,987
Total operating expenses	199,192	187,777	179,133	554,130	166,475
Operating Income (loss)	43,310	(25,572)	(100,731)	(491,609)	(117,488)
Total other (loss) income	(56,008)	(34,154)	(24,104)	(19,180)	923
Net loss	$(12,698)	$(59,726)	$(124,835)	$(510,789)	$(116,565)

Basic weighted average shares outstanding	71,827	71,794	56,174	21,410	11,466
Diluted weighted average shares outstanding	71,827	71,794	56,174	21,410	11,466

Basic loss per share	$(0.18)	$(0.83)	$(2.22)	$(23.86)	$(10.17)
Diluted loss per share	$(0.18)	$(0.83)	$(2.22)	$(23.86)	$(10.17)

	As of December 31,
Dollars in thousands	2018	2017	2016	2015	2014
Consolidated Balance Sheet Data:
Cash and cash equivalents	$67,495	$68,535	$101,734	$200,300	$272,673
Assets held for sale	—	—	—	172,888	43,781
Vessels, net	1,507,918	1,534,782	1,234,081	764,454	66,633
Vessels under construction	—	6,710	180,000	288,282	866,844
Equity method investment	92,281	—	—	—	—
Total assets	1,703,826	1,643,410	1,547,157	1,473,093	1,321,024
Current liabilities (including current portion of bank loans, financing obligations and Senior Notes, net)	152,614	58,590	24,550	124,577	20,265
Bank loans, net	621,179	576,967	493,793	342,314	29,549
Financing obligations	69,229	17,747	—	—	—
Senior Notes, net	—	72,726	72,199	71,671	71,222
Total liabilities	843,022	726,030	590,542	538,562	121,036
Shareholders’ equity	860,804	917,380	956,615	934,561	1,199,988

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
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
The drybulk shipping industry is cyclical with high volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of drybulk vessels has varied widely, and in recent years charter hire rates for drybulk vessels have declined significantly from historically high levels. In the past, time charter and spot market charter rates for drybulk carriers have declined below operating costs of vessels. The Baltic Dry Index, or the BDI, a daily average of charter rates for key drybulk routes published by the Baltic Exchange Limited, which has long been viewed as the main benchmark to monitor the movements of the drybulk vessel charter market and the performance of the entire drybulk shipping market, declined from a high of 11,793 on May 20, 2008 to a low of 290 on February 10, 2016, which represents a decline of 98%. In 2018, the BDI ranged from a low of 948 on April 6, 2018, to a high of 1,774 on July 24, 2018. As of February 28, 2019, the BDI was 658.

Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity and changes in the supply of and demand for the major commodities carried by water internationally. Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable. Since we primarily charter our vessels in the spot market we are exposed to the cyclicality and volatility of the spot market. Spot market charter hire rates may fluctuate significantly based upon available charters and the supply of and demand for seaborne shipping capacity, and we may be unable to keep our vessels fully employed in these short-term markets. Alternatively, charter rates available in the spot market may be insufficient to enable our vessels to operate profitably. A significant decrease in charter rates would affect asset values and adversely affect our profitability, cash flows and ability to pay dividends on our common shares, and interest on our Senior Notes. Furthermore, a continued decrease in charter rates may cause asset values to decline, and we may have to record an impairment charge in our consolidated financial statements which could adversely affect our financial results.
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
Global financial markets and economic conditions have been, and continue to be, volatile. Relatively weak global economic conditions during periods of volatility have and may continue to have a number of adverse consequences for drybulk and other shipping sectors, including, among other things:

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
If economic conditions throughout the world decline, particularly in China and the rest of the Asia-Pacific region, this could negatively affect our results of operations, financial condition, cash flows and ability to obtain financing, and may adversely affect the market price of our common shares.
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
Economic slowdown in the Asia Pacific region, particularly in China, may have a materially adverse effect on us, as we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of drybulk commodities in ports in the Asia Pacific region. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of GDP, which had a significant impact on shipping demand. The growth rate of China’s GDP is estimated to be approximately 6.5% for the year ended December 31, 2018, which is 0.3% lower than the growth rate for the year ended December 31, 2017. This forecasted growth would be China’s slowest growth rate for the previous five years, and continues to remain below pre-2008 levels. Our business, financial condition and results of operations, ability to pay dividends, as well as our future prospects, will likely be materially and adversely affected by an economic downturn in China or other countries in the Asia Pacific region.
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
At December 31, 2018, we had vessels of $1.5 billion in total on our consolidated balance sheet, representing 175% of our shareholders’ equity.
Our vessels are assessed if an event occurs or circumstances change that would more likely than not reduce the fair value of our vessels and vessels under construction below their carrying value. As of December 31, 2018, we have determined that the estimated undiscounted future cash flows (as determined under U.S. GAAP) of our vessels exceeded the carrying value. However, if our charter rates decline, we may be required to record impairment charges on our vessels and vessels under construction, which would require us to write down the carrying value of these assets to their fair value. Since vessels and vessels under construction comprise a substantial portion of our balance sheet, such charges could have a material impact on our consolidated financial statements.
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
Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or implementation of operational changes and may affect the resale value or useful lives of our vessels. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with them or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. For example, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, which was adopted by the UN International Maritime Organization in February 2004 and entered into force on September 8, 2017, calls for the phased introduction of mandatory reducing living organism limits in ballast water over time (as discussed further below). In order to comply with these living organism limits, vessel owners must install expensive ballast water treatment systems or make port facility disposal arrangements and modify existing vessels to accommodate those systems.
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

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, and certificates with respect to our operations, and satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows, financial condition, and our future ability to pay dividends on our common shares, and interest on our Senior Notes.
Regulations relating to ballast water discharge coming into effect during September 2019 may adversely affect our revenues and profitability.
The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Our vessels have been fitted with alternate management systems (“AMS”) (IMO-approved ballast water treatment systems) that comply with the updated guideline and standards, and all but two of these have also been approved by the U.S. Coast Guard. While we believe that our vessels have been fitted with systems that comply with the updated guideline and standards, we cannot be assured that these systems will be approved by the regulatory bodies of every jurisdiction in which we may wish to conduct our business.  If they are not approved it could have an adverse material impact on our business, financial condition, and results of operations depending on the available ballast water treatment systems and the extent to which existing vessels must be modified to accommodate such systems.
Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the U.S. Coast Guard develop implementation, compliance, and enforcement regulations regarding ballast water within two years. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.
Sulfur regulations to reduce air pollution from ships are likely to require retrofitting of vessels and may cause us to incur significant costs.
In October 2016, the International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels, set January 1, 2020 as the implementation date for vessels to comply with its low sulfur fuel oil requirement, which cuts sulfur levels from 3.5% to 0.5%. The interpretation of "fuel oil used on board" includes use in main engines, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which is likely to be available around the world by 2020 but likely at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option for shipowners due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
On November 30, 2018, we entered into agreements with third parties to purchase Exhaust Gas Cleaning Systems, known as “Scrubbers,” for 18 of our vessels in 2019 and 10 of our vessels in 2020 for an estimated total cost of $41.9 million, or approximately $1.5 million per vessel. The systems that are being fitted are of ‘hybrid ready’ design, which allows them to be upgraded to a ‘closed loop’ configuration at a future date. As part of these agreements, we also have an option to purchase exhaust gas cleaning systems for up to 18 additional vessels in 2020.
An over-supply of drybulk carrier capacity may prolong or further depress the current low charter rates, which may limit our ability to operate our drybulk carriers profitably.
The supply of drybulk vessels has increased significantly since the beginning of 2006. According to SSY, as of December 2018, newbuilding orders have been placed for approximately 11.2% of the existing fleet capacity. Vessel supply growth has been outpacing vessel demand growth over the past few years causing downward pressure on charter rates. Until the new supply is fully absorbed by the market, charter rates may continue to be under pressure due to vessel supply in the near to medium term.

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
Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy is currently facing a number of new challenges. Geopolitical events such as the withdrawal of the U.K. from the European Union, or "Brexit," and changes in U.S. trade policies, treaties and tariffs. Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.
Further, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States have indicated the United States may seek to implement more protective trade measures. President Trump was elected on a platform promoting trade protectionism. The results of the presidential election have thus created significant uncertainty about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. For example, on January 23, 2017, President Trump signed an executive order withdrawing the United States from the Trans-Pacific Partnership, a global trade agreement intended to include the United States, Canada, Mexico, Peru and a number of Asian countries. In March 2018, President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally. Most recently, in January 2019, the United States announced expanded sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay any cash distributions to our shareholders.
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
Although we do not expect that our vessels will call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, such as Iran, Sudan, Syria and North Korea, from time to time on charterers’ instructions, our vessels may call on ports located in such countries in the future. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.
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
Our operating results are subject to seasonal fluctuations, which could affect our operating results.
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
The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. Each of our vessels is ISM Code-certified. However, if we are subject to increased liability for non-compliance or if our insurance coverage is adversely impacted as a result of non-compliance, it may negatively affect our ability to pay dividends on our common shares and interest on our Senior Notes. If any of our vessels are denied access to, or are detained in, certain ports as a result of non-compliance with the ISM Code, our revenues may be adversely impacted.
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
We are exposed to the cyclicality and volatility of spot market charter hire rates, which have fluctuated, and may continue to fluctuate, significantly based upon available charters and the supply of and demand for seaborne shipping capacity. If charter rates available in the spot market are insufficient to enable our vessels to operate profitably it could adversely affect our available liquidity, profitability, cash flows, and financial results. Furthermore, a prolonged period of depressed charter rates or a significant decrease in charter rates may negatively impact our liquidity position and may cause our vessel values to decline, which could, among other things, affect our ability to comply with the financial covenants in our loan agreements. Please see “The fair market values of our vessels have declined and may decline further, which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities, or result in an impairment charge, and we may incur a loss if we sell vessels following a decline in their market value” and “We are leveraged, which could significantly limit our ability to execute our business strategy, and we may be unable to comply with our covenants in our credit facilities that impose operating and financial restrictions on us, which could result in a default under the terms of these agreements.”

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
All of our vessels are employed in the Scorpio Kamsarmax Pool or the Scorpio Ultramax Pool, which we refer to together as the Scorpio Pools. During the year ended December 31, 2018, we earned approximately 36% and 64% of our revenue from the Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool, respectively. The Scorpio Pools in which our vessels operate are spot market-oriented commercial pools managed by our commercial manager, which are exposed to fluctuations in spot market charter rates. The spot charter market may fluctuate significantly based upon drybulk carrier supply and demand. The successful operation of our vessels in the competitive spot charter market, including within the Scorpio Pools, depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, there have been periods when spot charter rates have declined below the operating cost of vessels. If future spot charter rates decline we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.
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
Our board of directors, or our Board of Directors, declared and we paid quarterly cash dividends of $0.02 per share in 2018. However, we cannot assure you that we will continue to declare dividends in the future. The declaration and payment of dividends, if any, will always be subject to the discretion of our Board of Directors, restrictions contained in our credit facilities and the requirements of Marshall Islands law. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy, the terms of our outstanding indebtedness and the ability of our subsidiaries to distribute funds to us. The international drybulk shipping industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends.
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
The Republic of Marshall Islands laws generally prohibit the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus in the future to pay dividends and our subsidiaries may not have sufficient funds or surplus to make distributions to us. We can give no assurance that we will continue to declare dividends on our common shares in the future. Please see “Item 8. Financial Information-A. Consolidated Statements and other Financial Information-Dividend Policy.”
We may have difficulty managing growth properly.
As of the date of this annual report, our operating fleet of 57 vessels consists of 56 wholly-owned or finance leased drybulk vessels (including 19 Kamsarmax vessels and 37 Ultramax vessels), and one time chartered-in Ultramax vessel. One of our principal strategies is to continue to grow by expanding our operations, and we may, in the future, increase the size of our fleet through timely and selective acquisitions. Our future growth will primarily depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

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
Additionally, in the event we undertake newbuilding projects, construction projects are subject to risks of delay or cost overruns inherent in any large construction project from numerous factors. Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel.
In addition, in the event the shipyard does not perform under its contract and we are unable to enforce the refund guarantee with a third-party bank for any reason, we may lose all or part of our investment, which would have an adverse effect on our results of operations, financial condition and cash flows.
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
The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new drybulk carriers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels once their initial charters expire and the resale value of our vessels could significantly decrease. As a result, our business, results of operations, cash flows and financial condition could be adversely affected.
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
We believe that we qualify for this statutory exemption for our 2018 taxable year and we expect to so qualify for our subsequent taxable years. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby cause us to become subject to U.S. federal income tax on our U.S. source shipping income. For example, there is a risk that we could no longer qualify for exemption under Section 883 of the Code for a particular taxable year if “non-qualified” shareholders with a five percent or greater interest in our stock were, in combination with each other, to own 50% or more of the outstanding shares of our stock on more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.
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
For our 2018 taxable year and subsequent taxable years, whether we will be treated as a PFIC will depend upon the nature and extent of our operations. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets. There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Accordingly, no assurance can be given that the United States Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any taxable year if there were to be changes in the nature and extent of our operations.
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
Risks Related to Our Relationship with the Scorpio Group of Companies (“Scorpio”) and its Affiliates
We are dependent on our managers and their ability to hire and retain key personnel, and there may be conflicts of interest between us and our managers that may not be resolved in our favor.
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

Our technical and commercial managers are affiliates of Scorpio, which is owned and controlled by the Lolli-Ghetti family, of which our co-founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, and our Vice President, Mr. Filippo Lauro, are members. Conflicts of interest may arise between us, on the one hand, and our commercial and technical managers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels managed by other companies affiliated with our commercial or technical managers. In particular, as of the date of this annual report, our commercial and technical managers, which are operated by entities affiliated with Scorpio, provide commercial and technical management services to approximately 180 and 145 vessels, respectively, in addition to vessels in our fleet, and our commercial and technical managers may operate additional vessels that will compete with our vessels in the future. Such conflicts may have an adverse effect on our results of operations. In addition, certain members of Scorpio may benefit from economies of scale, all of which may not be passed along to us.
Our Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Vice President and Secretary do not devote all of their time to our business, which may hinder our ability to operate successfully.
Our Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Vice President and Secretary participate in business activities not associated with us, some of whom serve as members of the management teams of Scorpio Tankers Inc. (NYSE: STNG), or Scorpio Tankers, and Nordic American Offshore Ltd (NYSE: NAO), or NAO, and are not required to work full-time on our affairs. We expect that each of our executive officers will continue to devote a substantial portion of their business time to the management of the Company. Additionally, our Chief Executive Officer, President, Chief Operating Officer, Vice President and Secretary serve in similar positions in other entities within Scorpio. As a result, such executive officers may devote less time to us than if they were not engaged in other business activities and may owe fiduciary duties to both our shareholders as well as shareholders of other companies which they may be affiliated with, including Scorpio Tankers, NAO and Scorpio. This may create conflicts of interest in matters involving or affecting us and our customers and it is not certain that any of these conflicts of interest will be resolved in our favor. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.
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
We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.
The efficient operation of our business, including processing, transmitting and storing electronic and financial information, is dependent on computer hardware and software systems.  Information systems are vulnerable to security breaches by computer hackers and cyber terrorists.  We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems.  However, these measures and technology may not adequately prevent security breaches.  In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer.  Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.
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
The loans under our secured credit facilities are generally advanced at a floating rate based on LIBOR, which has been stable, but was volatile in prior years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. Recently, however, there is uncertainty relating to the LIBOR calculation process which may result in the phasing out of LIBOR in the future. Indeed, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. The Alternative Reference Rate Committee, or "Committee", a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or "SOFR." As a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future loan agreements, our lending costs could increase, which would have an adverse effect on our profitability, earnings and cash flow. As a result, our financial condition could be materially adversely affected.
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
As of December 31, 2018, we had $841.0 million of outstanding indebtedness under our credit facilities, financing obligation and debt securities.
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
Our amended and restated articles of incorporation authorize us to issue 212.5 million common shares, of which we had issued approximately 79.8 million common shares as of December 31, 2018. Sales of a substantial number of common shares in the public market, or the perception that these sales could occur, may depress the market price for our common shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. We intend to issue additional common shares in the future. Our shareholders may incur dilution from any future equity offering and upon the issuance of additional common shares upon the exercise of options we may grant to certain of our executive officers, or upon the issuance of additional common shares pursuant to our equity incentive plan.
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
These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and shareholders’ ability to realize any potential change of control premium.

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

Our principal executive offices are located at 9, Boulevard Charles III, Monaco 98000 and our telephone number at that location is +377-9798-5715. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov. The address of the Company's Internet site is http://www.scorpiobulkers.com/.

B.	Business Overview
We are an international shipping company that owns and operates the latest generation of newbuilding drybulk carriers with fuel-efficient specifications and carrying capacities of greater than 30,000 dwt. All of our owned vessels have carrying capacities of greater than 60,000 dwt. Our vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains, and fertilizers, along worldwide shipping routes, and are employed primarily in the spot market or in spot market-oriented pools of similarly sized vessels. As of the date of this annual report, our operating fleet of 57 vessels consisted of 56 wholly-owned or finance leased drybulk vessels and one time chartered-in drybulk vessel, which we refer to collectively as our “Operating Fleet” (see below table for details). Our owned and financed leased fleet has a total carrying capacity of approximately 3.9 million dwt.
Our Fleet
The following tables set forth certain summary information regarding our Operating Fleet as of the date of this annual report:
Operating Fleet
Owned and Finance Leased fleet **

Vessel Name	Year Built	DWT
Kamsarmax Vessels
SBI Samba	2015	84,000
SBI Rumba	2015	84,000
SBI Capoeira	2015	82,000
SBI Electra *	2015	82,000
SBI Carioca	2015	82,000
SBI Conga	2015	82,000
SBI Flamenco *	2015	82,000
SBI Bolero	2015	82,000
SBI Sousta	2016	82,000
SBI Rock	2016	82,000
SBI Lambada	2016	82,000
SBI Reggae	2016	82,000
SBI Zumba	2016	82,000
SBI Macarena	2016	82,000
SBI Parapara	2017	82,000
SBI Mazurka	2017	82,000
SBI Swing	2017	82,000
SBI Jive	2017	82,000
SBI Lynx	2018	82,000
Total Kamsarmax		1,562,000
Ultramax Vessels
SBI Antares	2015	61,000
SBI Athena	2015	64,000
SBI Bravo	2015	61,000
SBI Leo	2015	61,000
SBI Echo	2015	61,000
SBI Lyra	2015	61,000
SBI Tango	2015	61,000
SBI Maia	2015	61,000
SBI Hydra	2015	61,000

Vessel Name	Year Built	DWT
SBI Subaru	2015	61,000
SBI Pegasus	2015	64,000
SBI Ursa	2015	61,000
SBI Thalia	2015	64,000
SBI Cronos	2015	61,000
SBI Orion	2015	64,000
SBI Achilles	2016	61,000
SBI Hercules	2016	64,000
SBI Perseus	2016	64,000
SBI Hermes	2016	61,000
SBI Zeus	2016	60,200
SBI Hera	2016	60,200
SBI Hyperion	2016	61,000
SBI Tethys	2016	61,000
SBI Phoebe	2016	64,000
SBI Poseidon	2016	60,200
SBI Apollo	2016	60,200
SBI Samson	2017	64,000
SBI Phoenix	2017	64,000
SBI Gemini	2015	64,000
SBI Libra	2017	64,000
SBI Puma	2014	64,000
SBI Jaguar	2014	64,000
SBI Cougar	2015	64,000
SBI Aries	2015	64,000
SBI Taurus	2015	64,000
SBI Pisces	2016	64,000
SBI Virgo	2017	64,000
Total Ultramax		2,307,800
Aggregate Owned and Financed Leased DWT		3,869,800

* During the first quarter of 2019, we agreed to sell the SBI Electra and SBI Flamenco. The vessels are expected to be delivered to the buyer in June 2019.
** Our vessels are flagged in the Republic of the Marshall Islands or Liberia.
Time chartered-in vessel

Vessel Type	Year Built	DWT	Where Built	Daily Base Rate	Earliest Expiry
Ultramax	2017	62,100	Japan	$10,125	30-Sep-19	(1)
Aggregate Time Chartered-in DWT		62,100

(1)	This vessel has been time chartered-in for 22 to 24 months at our option at $10,125 per day. We have the option to extend this time charter for one year at $10,885 per day.
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
As of the date of this annual report, all of the vessels in our Operating Fleet are employed in one of the Scorpio Pools, which are spot market-oriented commercial pools managed by our commercial manager, which exposes us to fluctuations in spot market charter rates. Our vessels participate in the Scorpio Pools under the same contractual terms and conditions as the third party vessels in the pool. Each pool aggregates the revenues and expenses of all of the pool participants and distributes the net earnings calculated on (i) the number of pool points for the vessel, which are based on vessel attributes such as cargo carrying capacity, fuel consumption, and construction characteristics, and (ii) the number of days the vessel operated in the period. SCM, a Monaco corporation controlled by the Lolli-Ghetti family of which our co-founder, Chairman and Chief Executive Officer is a member, as is our Vice President, is responsible for the administration of the pool and the commercial management of the participating vessels, including marketing the pool, negotiating charters, including voyage charters, short duration time charters and COAs, conducting pool operations, including the distribution of pool cash earnings, and managing bunker (fuel oil) purchases, port charges and administrative services for the vessels. SCM, as operator of the Scorpio Pools, charges $300 a day for each vessel, whether owned by us or chartered-in, plus a 1.75% commission on the gross revenues per charter fixture. See “-Management of our Business” below.
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
Management of Our Business
In 2016, we agreed to amend our master agreement, or the Master Agreement, with SCM and SSM, and our administrative services agreement, or the Administrative Services Agreement, with Scorpio Services Holding Limited, or SSH, under a deed of amendment, or the Deed of Amendment. Pursuant to the terms of the Deed of Amendment, on December 9, 2016, we entered into definitive documentation to memorialize the agreed amendments to the Master Agreement, or the Amended and Restated Master Agreement. The Amended and Restated Master Agreement and the Administrative Services Agreement as amended by the Deed of Amendment, or the Amended Administrative Services Agreement, are effective as from September 29, 2016.
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
Set forth below is a description of the other material terms of the Revised Master Agreement and the Amended Administrative Services Agreement. Please also see Note 15, Related Party Transactions, to the Consolidated Financial Statements included herein for additional information.

Commercial and Technical Management - Revised Master Agreement
Our vessels are commercially managed by SCM and technically managed by SSM pursuant to the Revised Master Agreement, which may be terminated by either party upon 24 months’ notice, unless terminated earlier in accordance with the provisions of the Revised Master Agreement. In the event of the sale of one or more vessels, a notice period of three months’ and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change of control, including a sale of substantially all vessels, in which case a payment equal to 24 months of management fees will apply. Additional vessels that we may charter-in or acquire in the future are expected to be managed under the Revised Master Agreement or on substantially similar terms as the Revised Master Agreement.
SCM’s commercial management services include securing employment for our vessels in the spot market or on time charters. SCM also manages the Scorpio Pools (spot market-oriented vessel pools) including the Scorpio Ultramax Pool, the Scorpio Kamsarmax Pool and the currently inactive Scorpio Capesize Pool in which our owned, finance leased and time chartered-in vessels are employed and from which a significant portion of our revenue is generated. For commercial management of any of our vessels that does not operate in one of these pools, we pay SCM a daily fee of $300 per vessel, plus a 1.75% commission on the gross revenues per charter fixture. The Scorpio Ultramax Pool and Scorpio Kamsarmax Pool participants, including us and third-party owners of similar vessels, pay SCM a pool management fee of $300 per vessel per day, plus a 1.75% commission on the gross revenues per charter fixture.
SSM’s technical management services include providing technical support, such as arranging the hiring of qualified officers and crew, supervising the maintenance and performance of vessels, purchasing supplies, spare parts and new equipment, arranging and supervising drydocking and repairs, and monitoring regulatory and classification society compliance and customer standards. We pay SSM an annual fee of $160,000 plus charges for certain itemized services per vessel to provide technical management services for each of our owned or finance leased vessels. In addition, representatives of SSM, including certain subcontractors, previously provided us with construction supervisory services while our vessels were being constructed in shipyards. For these services, we compensated SSM for its direct expenses, which varied between $200,000 and $500,000 per vessel. Please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Commercial and Technical Management Agreements” for additional information.
Amended Administrative Services Agreement
In 2016, we entered into the Amended Administrative Services Agreement with SSH for the provision of administrative staff, office space and accounting, legal compliance, financial and information technology services for which we reimburse SSH for the reasonable direct and indirect expenses incurred while providing such services. The services provided to us by SSH may be sub-contracted to other entities within Scorpio.
SSH also arranges vessel sales and purchases for us, for which we previously paid SSH a fee, payable in our common shares, for arranging vessel acquisitions, including newbuildings. The amount of common shares payable was determined by dividing $250,000 by the market value of our common shares based on the volume weighted average price of our common shares over the 30 trading day period immediately preceding the contract date of a definitive agreement to acquire any vessel. As of the date of this annual report, we issued an aggregate of 180,716 common shares to SSH in connection with the deliveries of newbuilding vessels. In November 2014, SSH agreed to waive its fee on vessel acquisitions contracted after November 20, 2014, for so long as the closing price of our common shares remained below a specified threshold. Effective September 29, 2016, pursuant to the terms of the Amended Administrative Services Agreement, we agreed with SSH to eliminate this fee on all future acquisitions.
In addition, SSH has agreed with us not to own any drybulk carriers greater than 30,000 dwt for so long as the Amended Administrative Services Agreement is in full force and effect. This agreement may be terminated by SSH upon 12 months’ notice or by us with 24 months’ notice.
Recent and Other Developments
Share Repurchase Program
During the fourth quarter of 2018, we repurchased a total of approximately 4.5 million shares of our common stock under the then existing share repurchase programs at an aggregate cost of approximately $27.0 million, or an average cost of $6.05 per share, which was funded from available cash resources. As of January 25, 2019, $24.8 million remained available under the then existing share repurchase program.
On January 25, 2019, our Board of Directors authorized a new share repurchase program to purchase up to an aggregate of $50.0 million of our common shares. This new share repurchase program replaced our previous share repurchase program that was authorized in October 2018 and that was terminated in conjunction with the authorization of the new share repurchase program. The specific timing and amounts of the repurchases will be in the sole discretion of management and may vary based on market conditions and other factors. We are not obligated under the terms of the program to repurchase any of our common shares. The authorization has no expiration date.
Dividend
In the fourth quarter of 2018, our Board of Directors declared and we paid a quarterly cash dividend of $0.02 per share totaling approximately $1.5 million.
On January 25, 2019, our Board of Directors declared a quarterly cash dividend of $0.02 per share, payable on or about March 15, 2019, to all shareholders of record as of February 15, 2019. As of February 15, 2019, 71,217,258 shares were outstanding.
Investment in Scorpio Tankers Inc.
On October 12, 2018, we invested $100.0 million in a related party, Scorpio Tankers Inc. (NYSE:STNG), or Scorpio Tankers, for approximately 54.1 million common shares of Scorpio Tankers, representing approximately 10.9% of its then issued and outstanding common shares. The investment was part of a larger $337.0 million equity raise through a public offering of common shares by Scorpio Tankers.
We measure our investment in Scorpio Tankers based on the quoted market price of Scorpio Tankers’ common stock, discounted for a temporary lack of marketability as at December 31, 2018 pursuant to the terms of a lock-up agreement we entered into at the time of the investment. The lock-up agreement expired on January 7, 2019. At December 31, 2018, we recorded a $7.7 million non-cash loss and $0.5 million cash dividend related income from our investment in Scorpio Tankers, which were recorded in Income (loss) from equity investment, on our Consolidated Statement of Operations.
On January 18, 2019, Scorpio Tankers effected a one-for-ten reverse stock split and as such we now own approximately 5.4 million common shares of Scorpio Tankers.
IMO 2020
In November 2018, we entered into agreements with third parties to purchase exhaust gas cleanings systems, or scrubbers, for 18 of our vessels in 2019 and for 10 of our vessels in 2020.  The total value of these agreements is estimated to be $41.9 million.  The systems that are being fitted are of ‘hybrid ready’ design, which allows them to be upgraded to a ‘closed loop’ configuration at a future date. As part of these agreements, we also have an option to purchase exhaust gas cleaning systems for up to 18 additional vessels in 2020.
As of March 15, 2019, our projected scrubber installation schedule and estimated payments for such installation on all the vessels in our owned or finance leased fleet is as follows (dollars in thousands):

	Number of Vessels by Type		Estimated Payments (1)
	Ultramax	Kamsarmax
Q1 2019	—	—	$4,904
Q2 2019	—	3	11,547
Q3 2019	9	1	19,365
Q4 2019	1	4	24,578
Q1 2020	11	1	26,783
Q2 2020	9	4	24,666
Q3 2020	4	4	13,823
Q4 2020	3	—	5,580
Q1 2021	—	—	859
Total	37	17	$132,105
(1) Includes estimated cash payments for scrubbers that are due in advance of the scheduled service and may be scheduled to occur in quarters prior to the actual installation. In addition to these installment payments, these amounts also include estimates of the installation costs of such systems. The timing of the payments set forth are estimates only and may vary as the timing of the related installations finalize.

$21.4 Million Lease Financing - SBI Samba

In February 2019, we entered into a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Samba, a 2015 Japanese built Kamsarmax vessel, for consideration of $21.4 million. As part of the transaction, we have agreed to make payments of $6,850 per day under a five-year bareboat charter agreement with the buyer.

The transaction also provides us with the option to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement. This transaction is expected to increase our liquidity by approximately $6.9 million after repayment of outstanding debt under the credit facility under which the vessels were previously financed.

CMBFL Lease Financing

In March 2019, we agreed to sell and leaseback three Ultramax vessels (SBI Pegasus, SBI Subaru and SBI Ursa) and four Kamsarmax vessels (SBI Lambada, SBI Macarena, SBI Carioca and SBI Capoeira) to CMB Financial Leasing Co., Ltd. Upon completion, which is estimated to take place in the second quarter of 2019, our liquidity is expected to increase by $57.2 million in aggregate ($45.4 million upon closing after the repayment of outstanding debt and an additional tranche of up to $11.8 million for installation of scrubbers on the seven vessels). As part of the agreements, we will bareboat charter-in the vessels for a period of seven years. In addition, the Company has purchase options beginning after the end of the third year of each agreement.  There is also a purchase option for each vessel upon the expiration of each agreement.

Vessel Sales
In March 2019, we entered into agreements with unaffiliated third parties to sell the SBI Electra and SBI Flamenco, two 2015 Chinese built Kamsarmax vessels, for approximately $48.0 million in aggregate. Delivery of the vessels is estimated to take place in the second quarter of 2019. It is estimated that our liquidity will increase by approximately $18.6 million after the repayment of the vessels’ outstanding debt under the credit facility under which the vessels were previously financed.

Our Customers

We believe that developing strong relationships with the end users of our services allows us to better satisfy their needs with appropriate and capable vessels. All of our vessels are employed in Scorpio Pools, which are spot market-oriented commercial pools managed by our commercial manager, SCM. A prospective charterer’s financial condition, creditworthiness, reliability and track record are important factors in negotiating our vessels’ employment, which SCM evaluates on our behalf. We earned 36% and 64% of our revenue from the Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool, respectively, during the year ended December 31, 2018, 42% and 58% of our revenue from the Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool, respectively, during the year ended December 31, 2017, and 40% and 60% of our revenue (including commissions from SCM) from the Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool, respectively, during the year ended December 31, 2016.
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
Total international seaborne drybulk trade is estimated to have reached a new annual record of approximately 4.65 billion tonnes in 2018. This represents an increase of an estimated 2.6% from the 2017 level and an estimated 15.0% from the 2013 level, which was close to the compound annual average growth rate, or CAGR, for the period 2013 to 2018. With the exception of 2009, when the global economy was in recession, seaborne drybulk trade has recorded positive annual growth in every year since 1998. While the 2018 trade estimates set out in the table below will be subject to revision, as final trade statistics become available, our current estimates indicate a third consecutive year in which annual growth in seaborne trade volumes exceeded 100 million tonnes, albeit that this growth was unevenly distributed between the various dry bulk cargo types.
World Seaborne Drybulk Trade
(million tonnes)

Cargo/Year	2013	2014	2015	2016	2017	2018	2013-18 % Growth	CAGR
Major Bulks	2,825	3,000	2,992	3,088	3,192	3,238	15%	3%
Iron Ore	1,256	1,391	1,414	1,484	1,532	1,524	21%	4%
Coal	1,200	1,186	1,128	1,130	1,155	1,201	—%	—%
Grains	369	423	450	474	505	513	39%	7%
Minor Bulks	1,222	1,242	1,264	1,293	1,347	1,417	16%	3%
Total	4,047	4,242	4,256	4,381	4,539	4,655	15%	3%
Totals may not add due to rounding
Cargo Types
Iron ore: The key raw material for steelmaking, and single largest seaborne drybulk cargo, iron ore trade expanded more than three-fold between 2002 and 2017 on the back of unprecedented Chinese import demand. Preliminary estimates for 2018 do however indicate the first annual decrease for 17 years, but only marginally with an estimated decline of 0.5% to 1,524 million tonnes, or Mt. By comparison, the CAGR was approximately 4% for the five years since 2013. Last year’s decline in trade was despite positive growth in world steel production in 2018, which rose by an estimated 4.6% to a new all-time high, led by increases in China. In addition to China which, as described elsewhere in this section, has become the dominant importer accounting for over two-thirds of seaborne imports in 2018, the main import markets for iron ore are Japan, Western Europe and South Korea. South and Southeast Asia generated positive import growth in 2018. Exports are dominated by Australia and Brazil, which together accounted for an estimated 83% of the seaborne market in 2018 with a large majority of their cargoes carried by Capesize vessels given the favorable unit economies. This market share has increased from 75% in 2013, mainly due to the introduction of additional

Australian export capacity, with both countries recording new annual export records in 2018. Other iron ore exporters include South Africa, Canada, India, Sweden, Ukraine and West Africa.
Coal: At an estimated 1,201 Mt in 2018, global seaborne coal trade increased by an estimated 4.0% from its 2017 level and represented only the second year of positive annual growth since 2013 against a background of improved overall energy demand. By comparison, the CAGR was close to zero percent for the entire five-year period from 2013 to 2018. Coal trade is comprised of two main categories: (1) steam coal (which is chiefly used for electricity generation, but also by industrial users, such as the cement industry) and (2) coking coal (a key input for blast furnace steelmaking). Both categories experienced lower trade volumes between 2013 and 2016, but steam coal trade in 2018 is estimated to have risen above the previous annual all-time high level in 2013 for the first time.
Although the import market for coal was historically dominated by import demand from Japan and Western Europe, the last 10 to 15 years has seen China and India emerge as key importers of both categories of coal. The leading exporter of coking coal is Australia, followed by the United States and Canada. Indonesia is the largest exporter of steam coal, ahead of Australia, the former Soviet Union, Colombia, South Africa and the United States.
Between 2005 and 2013, China transformed from a major steam coal exporting nation to the single largest importer, representing the strength of the country’s domestic demand for power generation. However, imports represent a very small share (i.e. less than 10%) of coal consumption in China (which is the world’s largest coal producer) and, as a result, imports have been subject to major fluctuations in response to changes in domestic market conditions. For example, in 2014 China recorded a sharp annual decline in steam coal imports, in light of an oversupplied domestic coal market and government intervention to restrict imports. The rate of decline quickened in 2015, reducing the country’s steam coal imports to a six-year low, before the downward trend was reversed in 2016 with both coking and steam coal imports increasing, mainly as a result of government-driven cuts in domestic coal production. Further Chinese government interventions aimed at managing the domestic coal market since 2017 contributed to some significant monthly variations in import volumes, but the combined annual total for coking and steam coal imports in 2018 was only 1.2% below the corresponding level in 2017.
India remained the world’s single largest coal importer in 2018, with strong gains in both steam and coking coal volumes, which are estimated to have pushed the aggregate annual volume above its previous peak in 2014. Annual growth in Indian imports had been dampened between 2014 and 2017, mainly due to rising domestic coal production. Japan, South Korea and Taiwan, together with Western Europe, remain major import markets, while South East Asia and Latin America have grown in importance as coal import generators. Although investments in new port facilities enabled the participation of Capesize vessels in the Asia-led coal trade growth during the period from 2010 to 2013, more recent changes in coal trade patterns (in particular, the rising share of exports from Indonesia, Russia and the US) has chiefly benefitted demand for Panamax and Handymax vessels.
Grains: Seaborne grain trade is comprised of wheat, coarse grains (corn, barley, oats, rye and sorghum) and soybeans/meal, which together totaled an estimated new record of 513 Mt in 2018, according to preliminary trade data. This was up by an estimated 1.6% from 2017 and compares with a CAGR of approximately 7.0% for the period from 2013 to 2018, which is the highest of the major bulk cargoes. In addition, the grain trades remain an important source of freight market volatility due to both the seasonality of export flows, year-on-year variations in crop surpluses and deficits and, latterly, by import tariffs.
Soy is the largest of the three main categories of grain trade with Brazil, the United States and Argentina the leading export countries. The principal markets are in Europe and Far East Asia with China being the world’s single largest soybean importer. Shipments are dominated by Panamax and Handymax vessels. The introduction of import tariffs by China on U.S. soybeans in 2018 boosted soybean volumes from Brazil to China at the expense of the U.S. suppliers, leading U.S. suppliers to seek alternative markets. This contributed to slower, yet still positive, world soybean and meal trade growth of 2.7% in 2018. Wheat and coarse grains are also primarily carried by mid-size vessels with the United States, Canada, Russia, Ukraine, Argentina, Brazil, Australia and the European Union being the main exporting regions. In addition to Far East Asia and Europe, the Middle East, Africa and Latin America are all significant import markets.
Minor Bulks: A diversity of cargo types are covered under this heading with different sets of demand drivers. Nevertheless, together at approximately 1.4 billion tonnes per annum these trades represent a major source of employment for the smaller Handysize and Handymax vessels.
In recent years the pattern of minor bulk trade has been altered by government restrictions on the export of key industrial ores in South East Asia. This was led by an Indonesian ban on the export of unprocessed mineral ores beginning in January 2014, which reduced the country’s combined exports of bauxite and nickel ore from 121 Mt in 2013 to zero in 2015 and 2016. Bauxite trade did benefit from a sharp increase in exports from Malaysia in 2015, but in early 2016 the Malaysian government announced a temporary suspension of domestic bauxite mining, which was subsequently extended into the first quarter of 2019. This turned the focus of importers in China (the world’s biggest bauxite market) to longer haul supplies, particularly from West Africa (where fronthaul cargoes are now predominantly carried by Capesize vessels). Since the beginning of 2017 the Indonesian government has moved to partially relax its ban on unprocessed mineral ore exports with limited volumes re-entering the international market and in February 2019 it was reported that bauxite mining in Malaysia can resume from April (albeit under strict conditions). However, uncertainties continue to surround the availability of South East Asian mineral ores with, for example, reported mining restrictions imposed by the government of the Philippines potentially constraining nickel ore exports.
Despite these constraints, total minor bulk trade is estimated to have achieved a new annual record in 2018. The estimated CAGR for minor bulk trade volumes for the period from 2013 to 2018 was 3.0%.
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
World seaborne drybulk trade followed a steady underlying upward trend during the 1980s and 1990s. CAGR in the major drybulk cargoes over this period was an estimated 2.5%, before accelerating sharply to 6.3% during the period from 2000 to 2009 and being sustained at an estimated 4.9% between 2010 and 2018.
The growth in drybulk trade volumes since 2000 has been primarily due to the rapid industrialization and urbanization of China. From approximately 130 Mt in 2000, Chinese drybulk imports have increased more than thirteen-fold, as illustrated in the chart below. Such an expansion was facilitated by investments in new mining and port facilities in key exporting areas around the world initially in response to Chinese-driven rises in commodity prices from 2004 to 2011 and subsequently reflecting movements in the commodity price cycle.
The table below provides a more detailed comparison of China’s drybulk imports from 2013 to 2018, which shows a new annual record last year with preliminary data indicating an increase in aggregate volumes of approximately 29 Mt to approximately 1,763 Mt in 2018. This was despite an annual decline in imports of iron ore, which had made the greatest contribution to China’s drybulk import growth over the last five years. The 247 Mt estimated increase in iron ore imports between 2013 and 2018 reflects not only increases in domestic steel production (and, therefore, iron ore consumption) to meet the needs of an industrializing and urbanizing economy as well as exports of steel products, but also the substitution of higher-quality imported iron ore for lower-quality domestic supplies and increases in port stocks. Consequently, iron ore imports grew more rapidly than Chinese steel production between 2013 and 2017.
However, the relationship between domestic steel production and iron ore consumption changed in 2018, as the net fall in iron ore imports was accompanied by record levels of Chinese steel production. This was partly due to the government-enforced removal of scrap steel-consuming induction furnace capacity in 2017 (which had hitherto been excluded from official Chinese steel production statistics) for environmental reasons. This move not only inflated steel production growth in 2018 official data, but also constrained iron ore consumption growth due to the abundance of steel scrap previously used in induction furnaces. In addition, winter curtailment measures introduced by the government to combat pollution by heavy industry restricted iron ore sintering to the detriment of imported iron ore fines. There was also some destocking at China’s iron ore ports in 2018.
With grains impacted by tariffs, coal and, especially, the minor bulks drove Chinese drybulk import growth in 2018. Bauxite (the main raw material for the aluminium industry) was the single largest category of minor bulk cargo imported by China in 2018, at an estimated 86.6 Mt, which was 26% above the annual total in 2017 and the highest year on record. This growth was dominated by Guinea, the biggest bauxite supplier to China, followed by Australia. There was continued resumption in imports from Indonesia in 2018, which had been the leading source of Chinese bauxite imports prior to 2014, but volumes remained modest by historical standards. The re-emergence of some Indonesian supplies helped lift China’s total annual nickel ore imports from 35.0 Mt in 2017 to an estimated 45.3 Mt in 2018.

Chinese Drybulk Imports (Million Tonnes)

	2013	2017	2018	CAGR
Iron Ore	820.3	1,075.4	1,064.8	5%
Coal*	327.2	271.1	280.8	(2)%
Bauxite/Alumina	75.4	71.6	88.0	3%
Grains	78.0	121.2	108.6	7%
Other**	204.9	195.4	221.2	1%
Total of above	1,505.8	1,734.7	1,763.4	3%
* Includes lignite, which is excluded from SSY’s estimates for seaborne coal trade and categorized as a minor bulk.
** Includes mineral ores (such as nickel), pulp/wood chip/logs and petroleum coke.
Source: Chinese Customs

Growth in China’s iron ore trades over the last 15 years has mainly been to the benefit of Capesize vessels, hauling cargoes from West Australia and Brazil. Australia and Indonesia are the primary sources of Chinese coal imports, while in the grain trades increased Chinese demand for soybeans from Latin America and the United States has boosted tonne-mile demand for Panamax and Supramax vessels.

Outside of China, most of the additional growth in drybulk cargo import demand during the past five years has been generated by other Asian economies. For example, and despite setbacks since 2014, Indian coal imports in 2018 were estimated to be 45 Mt higher than their corresponding level in 2013, reflecting the strength of demand from electricity generators and the cement and steel industries. Although India has added several Capesize coal import terminals in recent years, a majority of the coal cargoes arriving in the country are shipped by Supramax, Panamax and Kamsarmax vessels. More established Asian import markets, such as South Korea, have also contributed to the region’s import growth with its combined imports of coal and iron ore increasing by an estimated 32 Mt between 2013 and 2018.
In contrast, European mineral imports staged only a partial recovery from their cyclical lows in 2009 and have remained below their 2007 totals, before trending lower in 2014. This is due in part to slow economic growth in the Eurozone, but also in part to policy-driven changes in the region’s energy mix away from coal. Consequently, Asia’s share of world seaborne major bulk imports is estimated to have climbed to approximately 79% from approximately 60% in the middle of the last decade and 53% to 54% in 2000.
As a result, the fastest drybulk trade growth has been seen within the Pacific Basin, which has been supplemented by increases in front-haul trade from the Atlantic to the Pacific (chiefly iron ore on Capesize vessels and grains on Panamaxes and Supramaxes, but also U.S. coal).

Seaborne Dry Bulk Trade
Iron Ore
Coal
Grain
Minor Bulks
Million tonnes
Annual average growth 1990-1999 = 2.2%
Annual average growth 2000-2009 = 4.8%
Annual average growth 2010-2018 = 5.0%
0
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000
4,500
5,000
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018e

Chinese Dry Bulk Imports by Main Cargo Category
All Others
Grains
Total coal
Iron Ore
"Other" comprises steel products, bauxite/alumina, petcoke, pulp/woodchip, logs, fertilizers, ferrous scrap, nickel, copper, chrome and manganese ores
Source: Chinese Customs/SSY
million tonnes
0
200
400
600
800
1,000
1,200
1,400
1,600
1,800
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018

Drybulk Global Fleet
The cargoes outlined above are predominantly carried by drybulk carriers of more than 10,000 dwt. Drybulk carriers are single-decked ships that transport dry cargoes in “bulk” form, that is loose within cargo holds, rather than in bags, crates or on pallets.
As of the end of December 2018, the total fleet of 10,000+ dwt drybulk carriers numbered approximately 10,920 vessels of 830.6 million deadweight tonnes, or Mdwt.
This fleet is divided into four principal size segments: Handysize (10,000-39,999 dwt), Handymax (40,000-64,999 dwt), Panamax (65,000-99,999 dwt) and Capesize (100,000+ dwt). Aside from size, the main distinction between drybulk vessel types is whether they are geared (that is, equipped with cranes for loading/discharge) or gearless. The main characteristics of these four vessel types are summarized below, while the table below summarizes the current structure of the fleet by age and size. It shows that in terms of deadweight capacity, the Capesize sector is the largest with 40.4% of the end-of-December 2018 total, followed by Panamaxes at 24.9%, Handymaxes at 23.6% and Handysizes at 11.1%.
Handysize (10,000-39,999 dwt): These ships carry the widest range of cargoes of any drybulk size segment and are the most dependent on the minor bulks for employment. They are usually equipped with cargo-handling gear (cranes or derricks) and are widely used on routes to and from draft-restricted ports that (a) cannot receive larger ships and (b) often lack their own land-based cargo-handling equipment. Many such loading or discharge facilities are located in the developing nations. Due to the limited economies of scale that these vessels offer, compared to larger tonnage vessels, many of these ships are extensively employed on intra-regional, shorter-haul trades. Special designs of ships are associated with the carriage of such cargoes as steel products and logs, or open-hatch and log-fitted vessels; some variants also exist in terms of cargo-handling equipment, such as grab-fitted tonnage possessing scoops that facilitate unloading of certain cargo types.
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
Drybulk Carrier Fleet by Size/Age (Million Dwt):
As of December 31, 2018

Built/Dwt	10-39,999	40-64,999	65-99,999	100,000+	Total
Pre-1994	3.9	2.9	2.9	7.2	17.0
1994-98	7.5	11.0	10.1	10.1	38.7
1999-03	7.3	16.0	21.6	18.5	63.3
2004-08	10.5	26.6	34.0	45.5	116.5
2009-13	40.9	84.5	90.3	169.2	384.8
2014-18	22.3	55.2	48.0	85.0	210.4
Total Fleet	92.4	196.2	206.9	335.5	830.7
Average Age	10 Yrs	9 Yrs	9 Yrs	8 Yrs	9 Yrs
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
Newbuilding deliveries not only reflect the demand from ship owners for new tonnage, but also available shipyard capacity. Following a sharp upswing in demand for new vessels in all of the main sectors of the commercial shipping industry during the last decade, and an accompanying rise in shipbuilding prices to record levels in 2007 to 2008, there was a massive China-led expansion in world shipbuilding capacity. In the case of the drybulk sector, annual newbuilding deliveries surged from 24.4 Mdwt in 2008 (and an average of 19.1 Mdwt p.a. between 2000 and 2007, inclusive) to 44.3 Mdwt in 2009, 79.8 Mdwt in 2010 and a peak of 100.6 Mdwt in 2012.

The resulting impact on freight market balances and vessel earnings, as described elsewhere in this section, led to sharply-reduced levels of drybulk carrier ordering in 2011 and 2012, which led to a slower pace of newbuilding deliveries in 2013 at an estimated 61.7 Mdwt followed by a further slowdown to 47.8 Mdwt in 2014.
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
The rising costs of bunker fuels between 2004 and 2012 are illustrated in the chart below, which is based on the 58,238 dwt Supramax vessel specifications used by the Baltic Exchange in constructing its daily Supramax Index. Using estimated bunker prices in Singapore, our calculations assume that at a speed of 14.0 knots the vessel consumes 33 tonnes of 380cst fuel oil per day laden and 32 tonnes per day in ballast. However, SSY stresses that (1) there is a wide variance in individual vessel fuel consumptions, even within the same size segments, and (2) as described earlier in this section, many vessels have been operating at slower speeds in order to lower their daily fuel consumption and costs.
Our calculations show an increase at sea, at full speed, from approximately $5,600 per day in 2004 to approximately $21,700 per day in 2012. Reflecting the general decline in world oil prices, annual average bunker fuel costs for our Supramax example fell from approximately $18,200 per day in 2014 to approximately $7,500 per day in 2016. A partial rebound in global oil prices from the lows of early 2016 lifted estimated Supramax bunkering costs to an average of approximately $10,600 per day in 2017 and a four-year high of approximately $14,000/day in 2018. Last year’s average did, however, cover a wide range of daily bunkering costs from a high of approximately $17,100/day to a low of approximately $10,700/day, reflecting volatility in world oil markets.
Although bunkering costs fell towards the end of 2018, this remains a key area of attention for the shipping industry due to the International Maritime Organization’s mandated requirement for a lowering of the global limit for sulphur in marine fuel from the current 3.5% to 0.5% from January 1, 2020. In order to comply, shipowners will have to either switch to alternative bunker fuels or invest in the installation of scrubbers to allow the continued use of existing bunker fuels.
Reflecting the increased ordering of more fuel-efficient vessels, there was a small net rise in drybulk carrier newbuilding deliveries in 2015 to 48.9 Mdwt, but the downward trend resumed in 2016 and continued in 2017 and 2018 with last year’s annual newbuilding delivery total of 28.2 Mdwt the lowest since 2008.
After a sharp reduction in new drybulk carrier ordering in 2015 and 2016, in response to the deterioration in freight market conditions, there was some revival in the contracting of new vessels in 2017 and 2018 as vessel earnings firmed. At an estimated 95.3 Mdwt, the total tonnage on order at the end of December 2018 represented approximately 11.5% of the existing fleet, compared with 10.1% at the end of December 2017. To provide some longer-term perspective, the corresponding end-year shares were 56.1% in 2007, 57.3% in 2009 and 67.6% in 2008, as illustrated in the chart below.
The table below summarizes the confirmed drybulk carrier orderbook as of the end of December 2018, by vessel size and scheduled year of delivery. These delivery dates can be subject to delay. For example, 2018 deliveries were an estimated 15% below the scheduled total as of January 1, 2018, which compared with a corresponding average rate of slippage from scheduled delivery dates in the previous five years of approximately 34.6%.
Drybulk Carrier Newbuilding Orderbook by Size Range (Million Dwt): As of December 31, 2018

Delivery	10-39,999	40-64,999	65-99,999	100,000+	Total
2019	3.5	9.6	14.3	21.9	49.3
2020	1.5	5.8	10.2	20.8	38.3
2021	0.3	0.9	0.5	5.5	7.2
2022+	—	—	—	0.7	0.7
Total	5.3	16.3	25	48.9	95.5
% of Fleet	5.7%	8.3%	12.1%	14.5%	11.5%
Totals may not add due to rounding

End-Year Orderbook Development:
Million Dwt and as Percentage % of Existing Fleet
Orderbook
% Total Fleet
Million Dwt
Percentage of Total Fleet
300
250
200
150
100
50
0
80
70
60
50
40
30
20
10
0
End-03
End-04
End-05
End-06
End-07
End-08
End-09
End-10
End-11
End-12
End-13
End-14
End-15
End-16
End-17
End-18

Baltic Exchange Type Supramax (58,238 dwt) Fuel Costs at Sea:
Full Speed Basis
$/Day
24,000
20,000
16,000
12,000
8,000
4,000
0
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018

Typically, drybulk carriers are scrapped between the ages of 25 and 30 years, but the removal of 20-24 year-old vessels is common during periods of freight market weakness, and there have also been examples of scrapping of 15-19 year-old vessels (especially in the larger-sized vessels). In 2018, against the background of a generally firmer freight market, the average age of Handysize and Handymax vessels scrapped was over 30 years, whereas for Panamax and Capesize vessels it was 24-25 years. However, demolition is not simply a function of the fleet’s age profile. Several factors will influence an owner’s decision on whether to scrap older vessels, notably (1) actual and anticipated returns from the charter market, (2) the relative running costs and fuel-efficiency of the vessel, (3) prospective expenditure at classification society surveys (which, as well as general costs of repair and maintenance can be impacted by new regulations, such as the International Maritime Organization’s convention on Ballast Water Management, where effective implementation for existing vessels is now scheduled to enter into force in September 2019) and (4) the second-hand re-sale value (that is, whether it provides a premium to scrap). For much of the period from 2000 to 2009, returns from the drybulk charter markets supported continued investment in vessel life extension, and scrapping volumes fell to minimal levels. This, however, ensured an accumulation of older tonnage in the fleet and, as a result, demolition proved extremely responsive to a deterioration in freight market conditions. For instance, deletions from the drybulk fleet rose from 3.6 Mdwt in 2008 to 14.7 Mdwt in 2009 and reached a new annual record of 35.4 Mdwt in 2012. Over the last five years, scrapping volumes have remained very reactive to changes in vessel earnings with, for example, deletions dropping to a 10-year low of 4.8 Mdwt in 2018 from approximately 30.0 Mdwt p.a. in both 2015 and 2016.
The low levels of demolition in 2018 helped to ensure a net rise in the pool of drybulk tonnage aged over 15 years. At the end of December 2018, there were approximately 17.0 Mdwt of ships aged 25 years or older in the drybulk carrier fleet, with an additional 38.7 Mdwt aged 20 to 24 years and 63.3 Mdwt aged 15 to 19 years. The highest concentration of vessels 20+ years old was in the Handysize sector, accounting for 12.3% of dwt capacity in this size range as of the end of December 2018, compared with 7.1% of Handymaxes, 6.3% of Panamaxes and 5.2% of Capesizes.
As the chart below illustrates, historically high levels of ship demolition contributed to a marked slowdown in the rate of drybulk carrier net fleet growth in 2015 and 2016 with the estimated 2.2% rise in 2016 representing the lowest annual percentage increase since the 1990s. There was some re-acceleration in fleet supply growth in 2017 with an estimated net rise in total drybulk tonnage of 3.0%, before edging lower to an estimated 2.9% between 1 January and 31 December 2018, despite the limited scrapping activity. However, this remained well below the rapid rates of expansion over the five-year period from 2009 to 2013 when the total drybulk fleet grew at an annual average of 11.3% p.a.
All of the four main segments of the drybulk fleet grew at a similar rate in 2018, ranging from an estimated 2.3% for Handysizes to 3.4% for Capesizes. A greater contrast is apparent when reviewing fleet developments over the period between 2013 and 2018, when the 10,000-39,999 dwt Handysize fleet grew at an estimated CAGR of 1.8%, compared with 4.5% for 40,000-64,999 dwt Handymaxes, 2.7% for 65,000-99,999 dwt Panamaxes and 2.7% for 100,000+ dwt Capes. Reflecting its faster than average growth, the Handymax sector’s share of total dwt capacity has risen from 22.0% at the end of 2013 to an estimated 23.6% as of the end of December 2018. By comparison, the same five-year period saw a decreased share of the fleet accounted for by Handysizes, falling from 11.8% to 11.1%, Panamaxes, from 25.3% to 24.9% and Capesizes, from 41.0% to 40.4%.

Dry Bulk Carrier End Year Fleet by Size
100,000+
65-99,999
40-64,999
10-39,999
Million Dwt
0
100
200
300
400
500
600
700
800
900
Annual average growth 2000-04 = 3.6%
Annual average growth 2005-09 = 7.2%
Annual average growth 2010-14 = 10.3%
Annual average growth 2015-18 = 2.6%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018e

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
(c) Time charter
Under a time charter, the charterer takes the ship on hire for either (1) a trip between designated delivery and re-delivery positions or (2) for a designated period (for example, 12 months). The freight rate agreed upon between the ship owner and charterer is in terms of a daily hire rate (in U.S. dollars), rather than as a US$ per ton figure. For longer term period charters, this may escalate at a rate mutually agreed upon between vessel owner and charterer. Under the terms of such charters, the vessel owner meets the ship’s operating and capital costs, with the charterer paying all variable voyage expenses (mainly fuel costs, plus port and canal dues). In addition, and unless otherwise stipulated in the charter agreement, the period charterer is able to trade the vessel to and from whichever loading and discharge ports that it may choose, carrying whichever cargoes they prefer.
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
From its all-time high of almost 12,000 points in May 2008, just prior to the global financial crisis, the BDI fell to below 700 points in December of the same year. After partial recovery in 2009, negative pressure on freight markets returned under the weight of sustained fleet supply growth. At 920 points in 2012, the BDI’s annual average was a 26-year low. A combination of sharply reduced fleet supply, generally slower vessel speeds and new peaks for dry bulk trade lifted the 2013 annual average of the BDI to 1,206 points. Yet, despite continued spot market volatility, the corresponding 2014 level slipped to 1,105 points and spot market weakness intensified in 2015, chiefly due to a sharp slowdown in drybulk trade growth, with the BDI’s annual average falling to 718 points. This was followed by new daily, monthly and quarterly lows in the first quarter of 2016, when weak global steel production, disruptions to cargo availability and lower bunker prices, together with negative seasonal factors, all contributed to the further weakening in the freight market. Despite a partial rebound over the rest of the year, the BDI’s annual average in 2016 of 673 points was the lowest since its inception in 1985.
However, 2017 did see the first rise in the BDI’s annual average for four years, to 1,145 points, and this was followed by further gains in 2018, when the annual average of 1,353 points was a 7-year high. Volatility remained a feature of drybulk spot markets in 2018 with the BDI fluctuating between a low of 948 points and a high of 1,774 points. August proved to be the strongest month of the year for the BDI for only the second time since its inception (but the second time in three years) with a monthly average of 1,710 points, before slipping towards the end of 2018. Further falls in freight rates were recorded in the early weeks of 2019, as dry bulk trade was impacted by a combination of negative seasonal, exceptional and cyclical factors. As a result, the BDI slipped to its lowest levels since 2016 with a monthly average of 629 points in February 2019.
The first of the charts below traces developments in representative 12-month charter rates for the four main vessel sizes from January 2003 to late February 2019, encompassing the all-time highs in vessel earnings and the subsequent slump in rates.

The second chart looks in more detail at developments since the beginning of 2013. It shows the Capesize-led rebound from mid-2013 to the first quarter of 2014 and subsequent slide to the depressed levels in the first quarter of 2016 before the commencement of a revival during the second half of 2016. This was followed by further increases in 2017 and 2018, which saw period rates rise to their highest levels since 2014 before some softening towards the end of last year and into early 2019. These assessments are based on existing modern (that is, under 10 years of age) vessels. Within these individual size ranges, period rates will vary according to such factors as vessel age, size, fuel consumption and yard of build.
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

Dry Bulk Carrier 12-Month Period Charter Rates
Capesize
Panamax
Supramax
Handysize
$/Day
170,000
160,000
150,000
140,000
130,000
120,000
110,000
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Jul-15
Jan-16
Jul-16
Jan-17
Jul-17
Jan-18
Jul-18
Jan-19

Dry Bulk Carrier 12-Month Period Charter Rates
Capesize
Panamax
Supramax
Handysize
$/Day
30,000
27,500
25,000
22,500
20,000
17,500
15,000
12,500
10,000
7,500
5,000
2,500
0
Jan-13
Apr-13
Jul-13
Oct-13
Jan-14
Apr-14
Jul-14
Oct-14
Jan-15
Apr-15
Jul-15
Oct-15
Jan-16
Apr-16
Jul-16
Oct-16
Jan-17
Apr-17
Jul-17
Oct-17
Jan-18
Apr-18
Jul-18
Oct-18
Jan-19
Apr-19

Asset Values

In addition to the global balance between the demand for new vessels and available shipbuilding capacity, newbuilding prices are also influenced by changes in vessel construction costs, due to such factors as movements in steel plate prices or exchange rates against the U.S. dollar in key shipbuilding nations (principally China, Japan and South Korea).
Panamax bulk carrier newbuilding prices in Japan peaked at $56 million in the third quarter of 2008 and subsequently fell to $29 million in the final quarter of 2012. By the end of 2013 Japanese prices had climbed to a 38-month high of $35 million, chiefly as the result of recovering newbuilding demand, and remained at similar levels through much of 2014. However, prices entered a downward trend in 2015 which continued into 2016 and, by the final quarter of that year, Japanese Panamax newbuilding prices reached their lowest level since 2003 at an estimated $23.5 million. From these lows there was a sharp rebound in Japanese prices to an estimated $33.0 million during the second half of 2018, which was the highest level in four years and has been sustained into the first quarter of 2019.
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
The charts below compare the development of representative newbuilding, five-year old and ten-year old second-hand prices for Handysize, Handymax, Panamax and Capesize vessels since 2003. Individual vessel prices vary according to such factors as specific size, age, cargo gear, yard of build and fuel consumption. Following the pattern of the charter markets, prices peaked between mid-2007 and mid-2008. Such was the shortage of shipbuilding capacity during that period, with a lengthening lead time between contracting and delivery, that demand for existing vessels with prompt delivery briefly created the unusual situation where second-hand vessels were priced at a premium to newbuildings.
Consequently, the percentage decline in second-hand prices between 2008 and 2012 was more severe than for newbuildings. Prices showed a firmer trend from the beginning of 2013 to March 2014, when five-year old values rose by an average of approximately 50%, led by a 60-70% increase in Capesize prices. The onset of generally weaker spot and period charter rates began to erode second-hand values during the latter months of 2014, and downward pressure intensified during 2015 and into 2016, sharply reducing prices. By the end of February 2016, Panamax five-year old prices of approximately $11.0 million were at their lowest since the 1980s. However, from these lows, second-hand prices have shown a significant improvement, with Panamax five-year old values reaching approximately $20.5 million at the end of 2017 and approximately $22.5 million in June 2018, before ending the year at approximately $21.0 million. There were similar percentage movements in Supramax and Handysize five-year old prices over the same period, while Capesize values are estimated to have shown smaller, but still substantial, percentage increases from the lows of 2016.

Handysize Bulk Carrier Representative Asset Values
5-year old
10-year old
Newbuild Japan
$ million
$55
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Jul-15
Jan-16
Jul-16
Jan-17
Jul-17
Jan-18
Jul-18
Jan-19

Handymax/Supramax Bulk Carrier Representative Asset Values
$ million
$80
$70
$60
$50
$40
$30
$20
$10
$0
5-year old
10-year old
Newbuild Japan
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Jul-15
Jan-16
Jul-16
Jan-17
Jul-17
Jan-18
Jul-18
Jan-19

Panamax Bulk Carrier Representative Asset Values
5-year old
10-year old
Newbuild Japan
$ million
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Jul-15
Jan-16
Jul-16
Jan-17
Jul-17
Jan-18
Jul-18
Jan-19

Capesize Bulk Carrier Representative Asset Values
$ million
$160
$140
$120
$100
$80
$60
$40
$20
$0
5-year old
10-year old
Newbuild Japan
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Jul-15
Jan-16
Jul-16
Jan-17
Jul-17
Jan-18
Jul-18
Jan-19

Environmental and Other Regulations in the Shipping Industry
Government regulation and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.
A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard (“USCG”), harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.
Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.
International Maritime Organization
The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” adopted the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.
In 2013, the IMO’s Marine Environmental Protection Committee, or the “MEPC,” adopted a resolution amending MARPOL Annex I Condition Assessment Scheme, or “CAS.” These amendments became effective on October 1, 2014, and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or “ESP Code,” which provides for enhanced inspection programs. We may need to make certain financial expenditures to comply with these amendments.
In June 2015 the IMO formally adopted the International Code of Safety for Ships using Gases or Low flashpoint Fuels, or the IGF Code, which is designed to minimize the risks involved with ships using low flashpoint fuels- including LNG. The IGF Code will be mandatory under SOLAS through the adopted amendments. The IGF Code and the amendments to SOLAS became effective January 1, 2017.
Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited. We believe that all our vessels are currently compliant in all material respects with these regulations.
The MEPC, adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur complaint fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% Sulphur on ships were adopted and will take effect March 1, 2020. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.
Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI is effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019. The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPS”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.
We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.
Safety Management System Requirements
The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims (the “LLMC”) sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our vessels are in substantial compliance with SOLAS and LL Convention standards.
Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.
Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016 set for application to new oil tankers and bulk carriers. The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers (GBS Standards).
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements.
The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”). As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.
The IMO's Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water (the “Polar Code”). The Polar Code, which entered into force on January 1, 2017, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions. The Polar Code applies to new ships constructed after January 1, 2017, and after January 1, 2018, ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.
Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) in 2004. The BWM Convention entered into force on September 9, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast Water management certificate.
On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (IOPP) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast Water Management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the Ballast Water, must be approved in accordance with IMO Guidelines (Regulation D-3). Costs of compliance with these regulations may be substantial.
Once mid-ocean ballast exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.
The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.
Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.
Anti‑Fouling Requirements
In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the “Anti‑fouling Convention.” The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. We have obtained Anti‑fouling System Certificates for all of our vessels that are subject to the Anti‑fouling Convention.

Compliance Enforcement
Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
United States Regulations
The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Oil Pollution Act of 1990 (“OPA”) established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200 nautical mile exclusive economic zone around the U.S. The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.
Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). OPA defines these other damages broadly to include:
(i)    injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
(ii)    injury to, or economic losses resulting from, the destruction of real and personal property;
(iv)    loss of subsistence use of natural resources that are injured, destroyed or lost;
(iii)    net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
(v)    lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
(vi)    net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.
OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective December 21, 2015, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,100 per gross ton or $939,800 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.
OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility.
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE released proposed changes to the Well Control Rule, which could roll back certain reforms regarding the safety of drilling operations, and the U.S. President proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling, expanding the U.S. waters that are available for such activity over the next five years. The effects of these proposals are currently unknown. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.
OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where the our vessels call.
We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.
Other United States Environmental Initiatives
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The CAA requires states to adopt State Implementation Plans, or SIPs, some of which regulate emissions resulting from vessel loading and unloading operations which may affect our vessels.
The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of “waters of the United States.” The effect of this proposal on U.S. environmental regulations is still unknown.
The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and will replace the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology.  VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards.  Under VIDA, all provisions of the 2013 VPG and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized.  Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.
European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually starting on January 1, 2018, which may cause us to incur additional expenses.
The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in EU ports.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. On June 1, 2017, the U.S. President announced that the United States intends to withdraw from the Paris Agreement. The timing and effect of such action has yet to be determined, but the Paris Agreement provides for a four-year exit process.
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses.
The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions. The EPA or individual U.S. states could enact environmental regulations that would affect our operations.
Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.
International Labour Organization
The International Labor Organization (the “ILO”) is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.
Vessel Security Regulations
Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002 (“MTSA”). To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.
Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code (“the ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.
The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us. We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.
Inspection by Classification Societies
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All our vessels will be certified as being “in class” by the American Bureau of Shipping, or ABS, and Det Norske Veritas, or DNV, major classification societies. All new and secondhand vessels that we acquire must be certified prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.
Risk of Loss and Liability Insurance
General
The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes near unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected, and we might not be always able to obtain adequate insurance coverage at reasonable rates.
Hull and Machinery Insurance
We maintain marine hull and machinery and war risks insurance, which will include the risk of partial, actual or constructive total loss, for all of our vessels. Each of our vessels is covered up to at least fair market value with deductibles of $100,000-$150,000 per vessel per incident. We also maintain increased value coverage for most of our vessels. Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities which are not recoverable under our hull and machinery policy by reason of under insurance. Under our war risks coverage a total loss would also be paid in the event a vessel were confiscated or detained by unauthorized persons. We generally do not maintain insurance against loss of hire (except for certain charters for which we consider it appropriate), which covers business interruptions that result in the loss of use of a vessel.
Protection and Indemnity Insurance
Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.” Our coverage is limited to approximately $8.0 billion, except for pollution which is limited to $1.0 billion. If pollution liability costs are greater than $1.0 billion, the International Oil Pollution Funds would be expected to be utilized.
Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of $10 million up to, currently, approximately US$ 8.2 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.
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
Our only material physical assets consist of our vessels which are owned through our separate wholly owned subsidiaries.
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
We are organized by vessel type into two operating segments:

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

•
For all of our vessels in contractual relationships, we are responsible for crewing and other vessel operating costs for our owned or finance leased vessels and the charterhire expense for vessels that we time charter-in.

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
During 2018, and as of the date of this annual report, all of our owned, finance leased and time chartered-in vessels are operating in the Scorpio Pools.
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
Technical management fees are paid to SSM, which is controlled by the Lolli-Ghetti family. Pursuant to our Revised Master Agreement, SSM provides us with technical services, and we provide it with the ability to subcontract technical management of our vessels.
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
Reconciliations of EBITDA, and TCE revenue as determined in accordance with U.S. GAAP for the years ended December 31, 2018, 2017 and 2016, as well as reconciliations of adjusted net loss and related per share amounts and adjusted EBITDA in accordance with U.S. GAAP for the years ended December 31, 2017 and 2016 are provided below.
EBITDA

	For the Year Ended December 31,
In thousands	2018	2017	2016
Net loss	$(12,698)	$(59,726)	$(124,835)
Add Back:
Net interest expense	39,180	27,307	16,326
Depreciation and amortization (1)	74,070	67,710	62,835
EBITDA	$100,552	$35,291	$(45,674)
(1) Includes depreciation, amortization of deferred financing costs and restricted stock amortization.
Adjusted net loss

	For the Year Ended December 31,
	2017		2016
In thousands, except per share amounts	Amount	Per share	Amount	Per share
Net loss	$(59,726)	$(0.83)	$(124,835)	$(2.22)
Adjustments:
Loss / write down on assets held for sale	17,701	0.25	12,433	0.22
Write down of deferred financing cost	470	0.01	2,456	0.05
Charterhire contract termination	—	—	10,000	0.18
Total adjustments	18,171	0.26	24,889	0.45
Adjusted net loss	$(41,555)	$(0.57)	$(99,946)	$(1.77)

Adjusted EBITDA

	For the Year Ended December 31,
In thousands	2017	2016
Net loss	$(59,726)	$(124,835)
Impact of Adjustments (1)	18,171	24,889
Adjusted net loss	(41,555)	(99,946)
Add Back:
Net interest expense	27,307	16,326
Depreciation and amortization (2)	67,710	62,835
Adjusted EBITDA	$53,462	$(20,785)
(1) Includes loss/write down on assets held for sale of $17.7 million and a write off of deferred financing costs of $0.5 million for 2017 and loss/write down on assets held for sale of $12.4 million, a write off of deferred financing costs of $2.5 million and charterhire contract termination charges of $10.0 million for 2016.
(2) Includes depreciation, amortization of deferred financing costs and restricted stock amortization.
TCE Revenue
Time Charter Equivalent, or TCE, revenue is defined as voyage revenues less voyage expenses. Such TCE revenue, divided by the number of our available days during the period, or revenue days, is TCE per revenue day, which we believe is consistent with industry standards. TCE per revenue day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per-day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

	For the Year Ended December 31,
In thousands	2018	2017
Vessel Revenues	$242,502	$162,205
Less:
Voyage expenses	(549)	(429)
TCE revenue	$241,953	$161,776
Executive Summary for the Year Ended December 31, 2018
For the year ended December 31, 2018, our GAAP net loss was $12.7 million or $0.18 loss per diluted share compared to a GAAP net loss of $59.7 million, or $0.83 loss per diluted share in the same period in 2017. Results for the year ended December 31, 2018 include a non-cash loss of $7.7 million and a cash dividend of $0.5 million, or $0.10 loss per diluted share from our equity investment in Scorpio Tankers and a write-off of deferred financing costs of $3.8 million, or $0.05 loss per diluted share, related to the refinancing of existing debt. EBITDA for the years ended December 31, 2018 and 2017 were $100.6 million and $35.3 million, respectively (see Non-GAAP Financial Measures). Excluding the loss/write-off of vessels and assets held for sale of $17.7 million and the write-off of deferred financing costs on the credit facility related to those specific vessels of $0.5 million, our adjusted net loss for the year ended December 31, 2017 was $41.6 million, or $0.57 adjusted loss per diluted share, and adjusted EBITDA was $53.5 million (see Non-GAAP Financial Measures below). There were no such non-GAAP adjustments to our net income for the year ended December 31, 2018.
Total vessel revenues for the year ended December 31, 2018 were $242.5 million, an increase of 50% from $162.2 million for the same period in 2017. Our TCE revenue (see Non-GAAP Financial Measures) for the year ended December 31, 2018 was $242.0 million compared to $161.8 million for the same period in 2017. The rates earned in 2018 by both our Ultramax and Kamsarmax Operations were driven by a decrease in the supply of tonnage and the United States and China trade war which resulted in longer voyages as Chinese imports from the United States were replaced with imports from South America.

Total operating expenses for the year ended December 31, 2018 were $199.2 million compared to $187.8 million for the same period in 2017. The year over year increase relates to increases in vessel operating costs and depreciation resulting from the increase in the size of our fleet, offset in part by the loss/write-off of vessels and assets held for sale of $17.7 million recorded in 2017.
During 2018, we repurchased 7.1 million shares under the Board of Directors authorized stock repurchase program at a cost of approximately $45.7 million, or at an average cost of $6.44 per share. We also maintained our $0.02 quarterly dividend, paying out approximately $6.0 million in cash in aggregate.
During 2018, we also invested $100.0 million in Scorpio Tankers for approximately 54.1 million, or 10.9% (as of October 12, 2018), of Scorpio Tankers’ issued and outstanding common shares. The investment was part of a larger $337.0 million equity raise through a public offering of common shares by Scorpio Tankers. On January 18, 2019, Scorpio Tankers effected a one-for-ten reverse stock split and as such we now own approximately 5.4 million common shares of Scorpio Tankers.
Results for the Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017
Ultramax Operations

	For the Year Ended December 31,
	2018	2017	Change	% Change
TCE Revenue:
Vessel revenue	$155,197	$94,380	$60,817	64
Voyage expenses	330	129	201	156
TCE Revenue	$154,867	$94,251	$60,616	64
Operating expenses:
Vessel operating costs	71,220	51,445	19,775	38
Charterhire expense	3,754	975	2,779	285
Vessel depreciation	37,287	29,797	7,490	25
General and administrative expense	4,344	3,389	955	28
Total operating expenses	$116,605	$85,606	$30,999	36
Operating income	$38,262	$8,645	$29,617	343
Vessel revenue for our Ultramax Operations increased to $155.2 million in 2018 from $94.4 million in 2017. Despite tariffs and sanctions disrupting 2018, rates earned by our Ultramax Operations increased by 23% compared to 2017 due to lower levels of tonnage supply, grain exports from the South American and Black Sea markets and petcoke and coal cargoes out of the United States Gulf.
TCE revenue (see Non-GAAP Financial Measures) for our Ultramax Operations was $154.9 million for 2018 and was associated with a day-weighted average of 37 vessels owned and one vessel time chartered-in, compared to $94.3 million for the prior year, which was associated with a day-weighted average of 29 vessels owned. TCE revenue per day was $11,226 and $9,159 for 2018 and 2017, respectively.

	For the Year Ended December 31,
Ultramax Operations:	2018	2017	Change	% Change
TCE Revenue	$154,867	$94,251	$60,616	64
TCE Revenue / Day	$11,226	$9,159	$2,067	23
Revenue Days	13,795	10,291	3,504	34

Our Ultramax Operations vessel operating costs were $71.2 million in 2018, relating to 37 vessels owned on average during the period and included approximately $4.2 million of takeover and contingency costs. Vessel operating costs for the prior year were $51.4 million and related to 29 vessels owned on average during the period. Daily operating costs excluding takeover costs, contingency expenses and other non-operating expenses for the years ended December 31, 2018 and 2017 were $4,962 and $4,842, respectively. The increase is due to an increase of purchases of spares and stores, as well as freight and forwarding expense.
Charterhire expense for our Ultramax Operations was approximately $3.8 million for the year ended December 31, 2018, and relates to the vessel we have time chartered-in at $10,125 per day since the end of the third quarter of 2017.
Ultramax Operations depreciation increased to $37.3 million for the year ended December 31, 2018 from $29.8 million in the prior year reflecting the increase in our weighted average vessels owned to 37 from 29.
General and administrative expense for our Ultramax Operations was $4.3 million for 2018 and $3.4 million in the prior year period. General and administrative expenses consist primarily of administrative service fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions. The increase versus the prior year reflects the growth of the fleet.
Kamsarmax Operations

	For the Year Ended December 31,
	2018	2017	Change	% Change
TCE Revenue:
Vessel revenue	$87,305	$67,825	$19,480	29
Voyage expenses	219	300	(81)	(27)
TCE Revenue	$87,086	$67,525	$19,561	29
Operating expenses:
Vessel operating costs	34,255	35,336	(1,081)	(3)
Charterhire expense	422	4,417	(3,995)	(90)
Vessel depreciation	19,320	18,713	607	3
General and administrative expense	2,069	1,916	153	8
Loss / write down on assets held for sale	—	17,701	(17,701)	(100)
Total operating expenses	$56,066	$78,083	$(22,017)	(28)
Operating loss	$31,020	$(10,558)	$41,578	394
Vessel revenue for our Kamsarmax Operations increased to $87.3 million for the year ended December 31, 2018 from $67.8 million in the prior year. Rates earned by our Kamsarmax Operations during the year ended December 31, 2018 increased 31% compared to 2017, as supply was down due to a lack of new deliveries, as well as increased ton per mile utilization due to an increase in voyages from the east coast of South America to China resulting from the United States and China trade wars.
TCE revenue (see Non-GAAP Financial Measures) for our Kamsarmax Operations was $87.1 million for the year ended December 31, 2018 associated with a day-weighted average of 19 vessels owned, compared to $67.5 million for the prior year, associated with a day-weighted average of 18 vessels owned and one vessel time chartered-in. TCE revenue per day was $13,127 and $10,051 for the years ended December 31, 2018 and 2017, respectively.

	For the Year Ended December 31,
Kamsarmax Operations:	2018	2017	Change	% Change
TCE Revenue	$87,086	$67,525	$19,561	29
TCE Revenue / Day	$13,127	$10,051	$3,076	31
Revenue Days	6,634	6,718	(84)	(1)

Kamsarmax Operations vessel operating costs were $34.3 million for the year ended December 31, 2018, which related to the 19 vessels owned on average during the period and included approximately $1.1 million of takeover costs and contingency expenses. Vessel operating costs for the prior year were $35.3 million and related to the 18 vessels owned on average during the period. Daily operating costs excluding takeover costs, contingency expenses and other non-operating expenses for the years ended December 31, 2018 and 2017 were $4,940 and $5,028, respectively.
While we do not time charter-in any Kamsarmax vessels, we have a profit and loss sharing agreement relating to one Kamsarmax vessel with a third party and during the year ended December 31, 2018, our share of the loss on that vessel was $0.4 million compared to $0.8 million in the prior year period. During the prior year period, a Kamsarmax vessel was time chartered-in through August 2017 at a cost of $3.6 million.
Kamsarmax Operations depreciation increased to $19.3 million for the year ended December 31, 2018 from $18.7 million in the prior year period. Our weighted average vessels owned was 19 and 18 for the years ended December 31, 2018 and 2017, respectively.
General and administrative expense for the Kamsarmax Operations was $2.1 million and $1.9 million for the years ended December 31, 2018 and 2017, respectively. The expense consists primarily of administrative services fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions.
During the year ended December 31, 2017, we recorded a write-down on assets held for sale of $17.7 million related to the sale of two Kamsarmax vessels to an unaffiliated third party.
Corporate
Certain general and administrative expenses we incur as well as all of our financial expenses and income or losses from an equity investment are not attributable to a specific segment. Accordingly, these costs are not allocated to our segments. These general and administrative expenses, including compensation, audit, legal and other professional fees, as well as the costs of being a public company, such as director fees, increased slightly year over year totaling $25.9 million and $23.8 million for the years ended December 31, 2018 and 2017, respectively.
We recorded a non cash loss of $7.7 million for the fourth quarter of 2018 and a cash dividend of $0.5 million on our equity investment in Scorpio Tankers.
Financial expenses, net increased to $49.9 million in the year ended December 31, 2018 from $35.0 million in the prior year period due to an increase in the LIBOR rate and higher levels of debt related to the increase in overall fleet size and debt refinancing, as well as the write-off of $3.8 million of deferred financing costs related to such refinancing.

Results for the Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016
Ultramax Operations

	For the Year Ended December 31,
	2017	2016	Change	% Change
TCE Revenue:
Vessel revenue	$94,380	$46,718	47,662	102
Voyage expenses	129	36	93	258
TCE Revenue	$94,251	$46,682	$47,569	102
Operating expenses:
Vessel operating costs	51,445	41,749	9,696	23
Charterhire expense	975	5,033	(4,058)	(81)
Charterhire termination	—	7,500	(7,500)	(100)
Vessel depreciation	29,797	22,040	7,757	35
General and administrative expense	3,389	2,725	664	24
Loss / write down on assets held for sale	—	(130)	130	100
Total operating expenses	$85,606	$78,917	$6,689	8
Operating loss	$8,645	$(32,235)	$40,880	127
Vessel revenue for our Ultramax Operations increased to $94.4 million in 2017 from $46.7 million in 2016 due to significant increases in both rates and revenue days, the latter of which is associated with the growth of our fleet.
TCE revenue (see Non-GAAP Financial Measures) for our Ultramax Operations was $94.3 million for 2017 and was associated with a day-weighted average of 28 vessels owned, compared to $46.7 million for 2016, which was associated with a day-weighted average of 22 vessels owned and one vessel time chartered-in. TCE revenue per day was $9,159 and $5,896 for 2017 and 2016, respectively. Increased worldwide demand across all bulk sectors, regions and commodities, as well as a reduction in supply drove the increase in rates for both of our vessel types.

	For the Year Ended December 31,
Ultramax Operations:	2017	2016	Change	% Change
TCE Revenue	$94,251	$46,682	$47,569	102
TCE Revenue / Day	$9,159	$5,896	$3,263	55
Revenue Days	10,291	7,917	2,374	30
Our Ultramax Operations vessel operating costs were $51.4 million in 2017, including approximately $1.2 million of takeover costs associated with new deliveries and $0.6 million of other non-operating expenses and related to 28 vessels owned, on average during the period. Vessel operating costs for 2016 were $41.7 million and related to 22 vessels owned, on average during the period. Daily operating costs excluding takeover and other non-operating expenses for 2017 were $4,842.
Charterhire expense for our Ultramax Operations decreased to $1.0 million in 2017 from $5.0 million in 2016. We did not time charter-in any Ultramax vessels until the end of the third quarter of 2017, when we chartered-in one Ultramax vessel at $10,125 per day. During 2016, we recorded a $7.5 million charge to terminate three time charter-in contracts.
Ultramax Operations vessel depreciation increased to $29.8 million in 2017 from $22.0 million in 2016, reflecting the increase in our weighted average vessels owned to 28 from 22.
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
TCE revenue (see Non-GAAP Financial Measures) for our Kamsarmax Operations was $67.5 million for 2017 and was associated with a day-weighted average of 18 vessels owned and one vessel time chartered-in, compared to $31.8 million for 2016, which was associated with a day-weighted average of 14 vessels owned and two vessels time chartered-in. TCE revenue per day was $10,051 and $5,639 for 2017 and 2016, respectively. Increased worldwide demand across all bulk sectors, regions and commodities, as well as a reduction in supply drove the increase in rates for both of our vessel types.

	For the Year Ended December 31,
Kamsarmax Operations:	2017	2016	Change	% Change
TCE Revenue	$67,525	$31,765	$35,760	113
TCE Revenue / Day	$10,051	$5,639	$4,412	78
Revenue Days	6,718	5,633	1,085	19
Kamsarmax Operations vessel operating costs were $35.3 million in 2017, including approximately $1.4 million of takeover costs associated with new deliveries and $1.0 million of other non-operating expenses and related to 18 vessels owned, on average during the period. Vessel operating costs for 2016 were $27.1 million and related to 14 vessels owned, on average during the period. Daily operating costs excluding takeover and other non-operating expenses for 2017 were $5,028.
Charterhire expense for our Kamsarmax Operations decreased to $4.4 million in 2017 from $12.3 million in 2016 reflecting the reduction in the number of vessels time chartered-in from four at the start of 2016 to none at the end of 2017. During 2016, we recorded a $2.5 million charge to terminate one time charter-in contract.
Kamsarmax Operations vessel depreciation increased to $18.7 million in 2017 from $14.5 million in 2016 reflecting the increase in our weighted average vessels owned to 18 from 14.
General and administrative expense for our Kamsarmax Operations was $1.9 million and $1.7 million for 2017 and 2016, respectively. The increase was due to an increase in administrative services fees, reflecting the growth of our fleet.

During 2017, we recorded a write down on assets held for sale related to the sale of two Kamsarmax vessels to an unaffiliated third party and in 2016, we recorded a write down of vessels and assets held for sale related to the cancellation of a shipbuilding contract for a Kamsarmax vessel.
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
Recent accounting pronouncements
In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, “Leases”, which was intended to improve financial reporting of leasing transactions. The ASU requires organizations that lease assets, or lessees, to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with terms of more than twelve months. The accounting for lease arrangements by the lessors will remain largely unchanged from current U.S. GAAP. The ASU also requires additional quantitative and qualitative disclosures to help financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. The ASU is effective for fiscal years and interim periods beginning after December 15, 2018 although early adoption is permitted. The ASU requires reporting organizations to take a modified retrospective transition approach.
In our review of our contracts to assess the overall impact of the guidance, we determined that the existing pool arrangements meet the definition of leases under ASU 2016-02. As lessor, we lease our vessels to pools, which manage the vessels in order to enter into transportation contracts with their customers and enjoy the economic benefits derived from such arrangements.  Furthermore, the pools can direct the use of a vessel (subject to certain limitations in the pool or charter agreement) throughout the period of use. In July 2018, the FASB issued ASU 2018-11, “Leases (Topic 842): Targeted Improvements”, which amended FASB Accounting Standards Codification (ASC) Topic 842, “Leases”, to (i) provide a practical expedient for lessors regarding the separation of the lease and non-lease components of a contract and (ii) add an optional transition method that would permit entities to apply the new requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the year of the adoption. In our assessment, we concluded that the criteria for not separating the lease and non-lease components of our arrangements are met since: (a) the timing and pattern of transfer are the same for both the lease and non-lease components, (b) the lease component of the  contracts, if accounted for separately, would be classified as an operating lease, and (c) the lease component is the predominant component in the arrangement. Therefore, we will account for the combined component as an operating lease in accordance with ASC 842. As a result, an entity’s reporting for the comparative periods presented in the financial statements in which it adopts the new lease standard will continue to be in accordance with current GAAP. We adopted this new standard on January 1, 2019, applying the optional transition option, with no restatement of comparative figures for prior periods. We do not expect this standard to impact the accounting for our vessels operating within the pools or under time chartered-out arrangements.

The standard will result in the recognition of right-of-use assets and corresponding liabilities, on the basis of the discounted remaining future minimum lease payments, for chartered-in vessel commitments of over 12 months only, which have historically been reported as operating leases and recognized solely in the income statement on a straight-line basis. The impact of this standard as it pertains to time or bareboat chartered-in vessels will not have an impact upon first time adoption, as the Company’s operating fleet includes only one chartered-in vessel at December 31, 2018, which has a lease term of less than 12 months and does not require recognition on the Consolidated Balance Sheet.
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

Pursuant to our bank credit facilities, prior to drawdown of loans under the credit facilities we submit to the lenders valuations of the vessels collateralizing the relevant facility. Thereafter, we will regularly submit to the lenders valuations of our vessels on an individual charter free basis in order to evidence our compliance with the collateral maintenance covenants under our bank credit facilities.  Such a valuation is not necessarily the same as the amount any vessel may bring upon sale, which may be more or less, and should not be relied upon as such.  We have received valuations on each vessel in our fleet as of December 31, 2018. If we were to apply those valuations to the carrying value of our vessels as of December 31, 2018, the aggregate carrying value would exceed the aggregate fair value of our vessels by approximately $135.7 million. The fair values of our vessels can fluctuate depending on the shipyards and the dates of delivery. These assumptions have not been taken into account in the amounts disclosed above.
Impairment of long-lived assets held for use
In accordance with ASC subtopic 360-10, Property, Plant and Equipment, long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset or asset group and its eventual disposition.

For purposes of recognition and measurement of an impairment loss, long-lived assets are grouped with other assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets, which is generally at the vessel pool level for vessels operating within pools. In performing our impairment review, we perform a recoverability test comparing an estimate of undiscounted cash flows to carrying value to determine if the asset group is impaired. In developing our estimates of undiscounted cash flows, we make significant assumptions and estimates about future performance, with the most significant assumptions relating to (i) charter rates on expiry of existing charters, which are based on the current fixing applicable to five-year time charter rates and thereafter, the ten-year historical average for each category of vessel (ii) off-hire days, which are based on actual off-hire statistics for our fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) drydocking frequency, duration and cost, (v) estimated useful life which is assessed as a total of 25 years and (vi) estimated scrap values.

An impairment loss is recognized when the carrying amount of the asset group is greater than both the undiscounted cash flows and its fair value. In instances where the carrying value of an asset group is not recoverable, measurement of the impairment loss is based upon the amount by which the collective fair values of the vessels in the asset group exceed their collective carrying values. The fair values are determined based upon available market data as well as third party valuations performed on each individual vessel.

During our fourth quarter 2018 assessment, we determined that the undiscounted future income streams expected to be generated by each asset group, over their remaining operating lives exceeded and therefore would be sufficient to recover their respective carrying values and, accordingly, we confirmed that our vessels were not impaired under U.S. GAAP. As of December 31, 2018 we owned 56 vessels with an average remaining useful life of 22 years.

During the year ended December 31, 2017, there were no changes in circumstances or events that indicated that the carrying amount of our vessel pools or vessels under construction may not be recoverable and therefore, an assessment of impairment was not performed.

During our fourth quarter 2016 assessment, we determined that the undiscounted future income streams expected to be generated by each asset group, over their remaining operating lives exceeded and therefore would be sufficient to recover their respective carrying values and, accordingly, we confirmed that our vessels were not impaired under U.S. GAAP. As of December 31, 2016 we owned 42 vessels with an average remaining useful life of 24 years.

In our impairment testing, we also examine the sensitivity of the future income streams expected to be earned by reviewing other scenarios relative to the initial assumptions we used to see if the resulting impact would have resulted in a different conclusion. Accordingly, we perform sensitivity analyses based on more conservative charter rates and expected useful lives for our vessels. In the first sensitivity analysis, we lowered charter rate assumptions to 96% of the long-term averages of Kamsarmax and Ultramax vessels, respectively (holding all other critical assumptions constant), while in our second sensitivity analysis; we decreased our vessels’ estimated useful lives by approximately 9% for each vessel class (holding all other critical assumptions constant). We then evaluated the outcomes of the sensitivity analyses performed to assess their impact on our conclusions. In both analyses, we found that there was no impairment of any of our assets or asset groups.

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may decrease, which could adversely affect our revenue and profitability, and any future assessments of vessel impairment.

Management will continue to monitor developments in charter rates in the markets in which it participates with respect to the expectation of future rates over an extended period of time that are utilized in the analyses.

Valuation of equity investment
On October 12, 2018, we invested $100.0 million in a related party, Scorpio Tankers, through participation in a public offering on a basis equivalent to other investors. We use the fair value option in accounting for our investment in Scorpio Tankers based upon the quoted market price of Scorpio Tankers common stock discounted for a lack of marketability due to our inability to sell the common stock until January 7, 2019. In calculating the lack of marketability discount, we relied on the Finnerty Model, an alternative option-based approach that estimates a discount as an average strike put option, effectively assuming that if the stock were freely tradable, the holder could sell evenly over the restriction period. Inputs to this model included expected option life, risk-free interest rate and expected volatility.

B.	Liquidity and Capital Resources
Our primary source of funds for our short-term and long-term liquidity needs will be the cash flows generated from our vessels, which primarily operate in the Scorpio Pools, in the spot market or on time charter. We believe that the Scorpio Pools reduce volatility because (i) they aggregate the revenues and expenses of all pool participants and distribute net earnings to the participants based on an agreed upon formula and (ii) some of the vessels in the pool are on time charter. Furthermore, spot charters provide flexibility and allow us to fix vessels at prevailing rates.
At December 31, 2018, cash and cash equivalents totaled $67.5 million. We believe that our current cash and cash equivalents balance and operating cash flows, our ability to sell or refinance certain vessels or to sell our investment in Scorpio Tankers, as well as our access to credit markets will be sufficient to meet our short-term and long-term liquidity needs for the next 12 months from the date of this annual report, which are primarily comprised of debt repayment obligations and contractual payments for exhaust gas cleaning systems (see Liquidity Risk section of Note 1, Organization and Basis of Presentation, to the consolidated financial statements).
Equity Issuances
On May 30, 2018, our shareholders approved an amendment to our Amended and Restated Articles of Incorporation to increase our total number of authorized shares to 262.5 million, consisting of 212.5 million common shares and 50.0 million preferred shares at the annual general meeting of shareholders.

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

On June 1, 2016, our shareholders approved an amendment to our Amended and Restated Articles of Incorporation to increase our total number of authorized shares to 162.5 million, consisting of 112.5 million common shares and 50.0 million preferred shares at the annual general meeting of shareholders.
On March 22, 2016, we issued 21.0 million common shares, par value $0.01 per share, at $3.00 per share in an underwritten public offering. SSH and certain of our directors purchased an aggregate of 5,030,000 common shares at the public offering price. We received approximately $60.6 million of net proceeds from the issuance.
For a description of issuances of common shares pursuant to our Equity Incentive Plan, please see “Item 6. Directors, Senior Management and Employees - B. Compensation - Equity Incentive Plan.”
Cash Flow
Operating Activities
The table below summarizes the effect of the major components of operating cash flow.

	For the Year Ended December 31,
(in thousands)	2018	2017	2016
Net loss	$(12,698)	$(59,726)	$(124,835)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:	81,247	84,181	73,644
Related party balances	(195)	(7,568)	5,656
Effect of changes in other working capital and operating assets and liabilities	2,092	2,695	(6,661)
Net cash used in operating activities	$70,446	$19,582	$(52,196)
The cash flow provided by operating activities for 2018 reflects the increase in time charter rates earned during the period. Our non-cash items include vessel depreciation, amortization of restricted stock and deferred financing costs, and a non-cash loss on our investment in Scorpio Tankers.
Investing Activities
Net cash used in investing activities of $122.5 million during the year ended December 31, 2018 reflects the equity investment we made in Scorpio Tankers, and installments paid to the shipyard, as well as new equipment purchases and building supervision costs for the newly constructed SBI Lynx. We also made our first payment pursuant to the contract for the purchase and installation of exhaust gas cleaning systems.
Financing Activities
Net cash provided by financing activities of $51.0 million during the year ended December 31, 2018 reflects the net proceeds of $110.4 million from increased debt financing, partially offset by $45.7 million of share repurchases (7.1 million shares at an average price of $6.44 per share) and the payment of quarterly cash dividends totaling $0.08 per share, or an aggregate of $6.0 million in 2018.

Credit Facilities, Finance Lease and Unsecured Notes
$330.0 Million Credit Facility
On July 29, 2014, we entered into a $330.0 million senior secured credit facility, or the $330.0 Million Credit Facility, with Credit Agricole Corporate and Investment Bank and Deutsche Bank AG London to finance a portion of the purchase price of 22 of the vessels then in our Newbuilding Program, which was subsequently reduced by $15.0 million due to the sale of one of the vessels that was to collateralize this facility. This facility bears interest at LIBOR plus a margin of 2.925% and has a term of seven years. This facility is secured by, among other things, a first preferred cross-collateralized mortgage on each of 13 of the vessels financed by this loan (consisting of nine Ultramax vessels and four Kamsarmax vessels) and guaranteed by each of the vessel owning subsidiaries.
During 2018, we repaid approximately $84.8 million of our $330.0 Million Credit Facility as two of the Kamsarmax vessels and six of the Ultramax vessels previously financed by this loan are now financed under the $34.0 Million Credit Facility and the $90.0 Million Credit Facility, respectively.
As of December 31, 2018, approximately $140.7 million was outstanding.
$67.5 Million Credit Facility
On July 30, 2014, we entered into a $67.5 million credit facility, or the $67.5 Million Credit Facility, with a leading European financial institution. The proceeds of this facility were used to fund a portion of the purchase price of four of the vessels then in our Newbuilding Program that secure this facility. This facility had a seven year term from the date of delivery of each such vessel securing the loan, with customary financial and restrictive covenants. This facility bore interest at LIBOR plus a margin of 2.95%. The $67.5 Million Credit Facility was secured by, among other things, a first priority mortgage on four of the vessels then in our Newbuilding Program (two Ultramax and two Kamsarmax vessels), and a parent company guarantee.
As of December 31, 2018, this facility has been fully repaid and terminated.
$409.0 Million Credit Facility
On December 30, 2014, we entered into a $409.0 million senior secured credit facility, or the $409.0 Million Credit Facility, with Nordea Bank Finland PLC, New York Branch, and Skandinaviska Enskilda Banken AB (publ) to partially finance a portion of the acquisition of 20 of the vessels then in our Newbuilding Program (six Ultramax, nine Kamsarmax, and five Capesize vessels). This credit facility was subsequently (i) reduced by $136.0 million due to the sale of five Capesize vessels and the addition of one Ultramax vessel to the security package under the facility, (ii) further reduced by $14.6 million due to the cancellation of a shipbuilding contract for a Kamsarmax vessel that would serve as partial security under the facility, and (iii) further reduced by approximately $22.5 million due to the drop in vessel values. As amended, this credit facility was used to finance a portion of the purchase price of 15 vessels (seven Ultramax and eight Kamsarmax vessels). This facility bore interest at LIBOR plus a margin of 3.00% and had a term of six years. This facility was secured by, among other things, a first preferred mortgage on each of the 15 vessels.

As of December 31, 2018, this facility has been fully repaid and terminated.
$42.0 Million Credit Facility
On January 30, 2015, we entered into a senior secured credit facility for up to $42.0 million, or the $42.0 Million Credit Facility, with a leading European financial institution to finance a portion of the purchase price of two Kamsarmax vessels which were delivered to us, and subsequently upsized by $10.8 million to finance a portion of the purchase price of one Ultramax vessel. Each tranche for the Kamsarmax vessels has a final maturity of six years from the drawdown date of the respective vessel, and the tranche for the Ultramax vessel matures on September 21, 2021. This facility bears interest at LIBOR plus a margin of 2.97%. This facility is secured by, among other things, a first preferred mortgage on the three vessels and guaranteed by each of the vessel owning subsidiaries.
During 2018, we repaid approximately $8.2 million of the $42.0 Million Credit Facility upon the completion of the $19.0 Million Lease Financing - SBI Tango transaction. As of December 31, 2018, the outstanding balance on this facility was approximately $14.1 million.

$12.5 Million Credit Facility
On December 22, 2015, we entered into a senior secured credit facility for up to $12.5 million, or the $12.5 Million Credit Facility, which was used to finance a portion of the purchase price of one Ultramax vessel which was delivered to us. The facility has a maturity date of December 22, 2020. This facility bears interest at LIBOR plus a margin of 3.00%. This facility is secured by, among other things, a first preferred mortgage on the Ultramax vessel and guaranteed by the vessel owning subsidiary.
As of December 31, 2018, the outstanding balance on this facility was approximately $9.4 million.
$27.3 Million Credit Facility
On December 22, 2015, we entered into a senior secured credit facility for up to $27.3 million, or the $27.3 Million Credit Facility, which was used to finance a portion of the purchase price of two Ultramax vessels then in our Newbuilding Program. During 2018, we repaid approximately $8.8 million of the $27.3 Million Credit Facility upon the completion of the $20.5 Million Lease Financing - SBI Hermes transaction and refinanced the SBI Hermes. This facility has a maturity of five years from the drawdown date and bears interest at LIBOR plus a margin of 2.95%. This facility is secured by, among other things, a first preferred mortgage on the Ultramax vessel and guaranteed by the vessel owning subsidiary.
As of December 31, 2018, the outstanding balance on this facility was approximately $9.0 million.
$85.5 Million Credit Facility
On December 5, 2017, we entered into a senior secured credit facility for up to $85.5 million, or the $85.5 Million Credit Facility, which was used to finance a portion of the purchase price of six Ultramax vessels we acquired in the fourth quarter of 2017. The facility has a maturity date of February 15, 2023 and bears interest at LIBOR plus a margin of 2.85%. This facility is secured by, among other things, a first preferred mortgage on the six Ultramax vessels and guaranteed by each vessel owning subsidiary.
As of December 31, 2018, the outstanding balance on this facility was approximately $79.0 million.
$38.7 Million Credit Facility
On December 13, 2017, we entered into a senior secured credit facility for up to $38.7 million, or the $38.7 Million Credit Facility, which was used to finance a portion of the purchase price of three Ultramax vessels we acquired in the fourth quarter of 2017. The facility has a maturity date of December 13, 2022 and bears interest at LIBOR plus a margin of 2.85%. This facility is secured by, among other things, a first preferred mortgage on the three Ultramax vessels and guaranteed by each vessel owning subsidiary.
As of December 31, 2018, the outstanding balance on this facility was approximately $35.1 million.
$12.8 Million Credit Facility
On June 21, 2018, we entered into a senior secured credit facility for up to $12.8 million, or the $12.8 Million Credit Facility. The loan facility was used to finance up to 50% of the fair market value of the SBI Lynx. The facility has a final maturity date of June 15, 2023 and bears interest at LIBOR plus a margin of 2.40% per annum. This facility is secured by, among other things, a first preferred mortgage on the vessel and guaranteed by the vessel owning subsidiary.
As of December 31, 2018, the outstanding balance on this facility was approximately $12.3 million.
$60.0 Million Credit Facility
On September 11, 2018, we entered into a senior secured credit facility for up to $60.0 million, or the $60.0 Million Credit Facility. The loan facility was used to finance up to 60% of the fair market value of two Ultramax vessels (SBI Perseus and SBI Phoebe) and two Kamsarmax vessels (SBI Electra and SBI Flamenco). The facility has a final maturity date of five years from drawdown date and bears interest at LIBOR plus a margin of 2.25% per annum. This facility is secured by, among other things, a first preferred mortgage on the four vessels and guaranteed by each of the vessel owning subsidiaries.
As of December 31, 2018, the outstanding balance on this facility was approximately $58.8 million.
$30.0 Million Credit Facility

On September 13, 2018, we entered into a senior secured credit facility for up to $30.0 million, or the $30.0 Million Credit Facility, with ING Bank N.V. to refinance two Kamsarmax vessels (SBI Zumba and SBI Parapara). The facility has a final maturity date of five years from drawdown date and bears interest at LIBOR plus a margin of 2.20% per annum. This facility is secured by, among other things, a first preferred mortgage on the two Kamsarmax vessels and guaranteed by each of the vessel owning subsidiaries.
As of December 31, 2018, the outstanding balance on this facility was approximately $29.4 million.
$184.0 Million Credit Facility
On September 21, 2018, we entered into a senior secured credit facility for up to $184.0 million, or the $184.0 Million Credit Facility, with Nordea Bank AB (publ), acting through its New York branch, and Skandinaviska Enskilda Banken AB (publ) to refinance up to 60% of the fair market value of six Ultramax vessels (SBI Athena, SBI Thalia, SBI Zeus, SBI Hera, SBI Poseidon and SBI Apollo) and six Kamsarmax vessels (SBI Conga, SBI Bolero, SBI Sousta, SBI Rock, SBI Reggae and SBI Mazurka). The facility, which is comprised of a term loan of up to $104.0 million and a revolver of up to $80.0 million, has a final maturity date of five years from signing date and bears interest at LIBOR plus a margin of 2.40% per annum. This facility is secured by, among other things, a first preferred mortgage on the 12 vessels and guaranteed by each of the vessel owning subsidiaries.
As of December 31, 2018, the outstanding balance on this facility was approximately $180.2 million.
$34.0 Million Credit Facility
On October 3, 2018, we entered into a senior secured credit facility for up to $34.0 million, or the $34.0 Million Credit Facility, with Credit Agricole Corporate and Investment Bank to refinance up to 62.5% of the fair market value of two Kamsarmax vessels (SBI Jive and SBI Swing).  The loan facility, which is comprised of a term loan up to $17.0 million and a revolver up to $17.0 million, has a final maturity date of seven years from signing date and bears interest at LIBOR plus a margin of 2.35% per annum. This facility is secured by, among other things, a first preferred mortgage on the two vessels and guaranteed by each of the vessel owning subsidiaries.
As of December 31, 2018, the outstanding balance on this facility was approximately $34.0 million.
$90.0 Million Credit Facility
On November 8, 2018, we entered into a senior secured credit facility for up to $90.0 million, or the $90.0 Million Credit Facility, with Nordea Bank Abp, acting through its New York branch, and DVB Bank SE. The loan facility, which has a final maturity date of five years from signing date and bears interest at LIBOR plus a margin of 2.35% per annum, was used to finance up to 60% of the fair market value of six Ultramax vessels (SBI Orion, SBI Hyperion, SBI Tethys, SBI Hercules, SBI Samson and SBI Phoenix). This facility is secured by, among other things, a first preferred mortgage on the six vessels and is guaranteed by each of the vessel owning subsidiaries.
As of December 31, 2018, the outstanding balance on this facility was approximately $90.0 million.
$19.6 Million Lease Financing - SBI Rumba
In October 2017, we entered into a financing transaction with unaffiliated third parties involving the sale and leaseback of the SBI Rumba, a 2015 Japanese built Kamsarmax vessel, for consideration of approximately $19.6 million. As part of the transaction, we have agreed to make monthly payments of $164,250 under a nine and a half year bareboat charter agreement with the buyers, which we have the option to extend for a further six months. The cost of the financing is equivalent to an implied fixed interest rate of 4.23% for 10 years. If converted to floating interest rates, based on the expected weighted average life of the transaction, the equivalent margin at the then prevailing swap rates would be LIBOR plus 2.07%. The agreement also provides us with the option to repurchase the vessel beginning on the fifth anniversary of the sale and until the end of the agreement.
$19.0 Million Lease Financing - SBI Echo
On July 18, 2018, we closed a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Echo, a 2015 Japanese built Ultramax vessel, for consideration of $19.0 million. As part of the transaction, we agreed with the buyer to bareboat charter the vessel for a period of five years at $5,400 per day. If converted to floating interest rates, based on the expected weighted average life of the transaction, the equivalent cost of financing at the then prevailing swap rates would have been LIBOR plus 1.97% per annum. The transaction also provides us with the option to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement.

$19.0 Million Lease Financing - SBI Tango
On July 18, 2018, we closed a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Tango, a 2015 Japanese built Ultramax vessel, for consideration of $19.0 million. As part of the transaction, we agreed to make payments of $5,400 per day under a five-year bareboat charter agreement with the buyer. If converted to floating interest rates, based on the expected weighted average life of the transaction, the equivalent cost of financing at the then prevailing swap rates would have been LIBOR plus 1.65% per annum. The transaction also provides us with the option to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement.
$20.5 Million Lease Financing - SBI Hermes
On November 16, 2018, we closed a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Hermes, a 2016 Japanese built Ultramax vessel, for consideration of $20.5 million. As part of the transaction, we agreed with the buyer to bareboat charter the vessel for a period of five years at $5,850 per day. The transaction also provides us with an option to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement. If converted to floating interest rates, based on the expected weighted average life of the transaction, the equivalent cost of financing at the then prevailing swap rates would have been LIBOR plus a margin of 1.43% per annum.
As of December 31, 2018, we had $767.4 million of outstanding borrowings under the credit agreements and lease financings described above as shown in the following table (dollars in thousands):

	December 31, 2018	March 20, 2019
	Amount outstanding	Amount outstanding
$330 Million Credit Facility	140,677	140,677
$42 Million Credit Facility	14,105	14,105
$12.5 Million Credit Facility	9,400	9,400
$27.3 Million Credit Facility	9,008	9,008
$85.5 Million Credit Facility	78,972	78,972
$38.7 Million Credit Facility	35,100	35,100
$19.6 Million Lease Financing - SBI Rumba	18,101	17,898
$12.8 Million Credit Facility	12,325	12,325
$19.0 Million Lease Financing - SBI Tango	18,451	18,259
$19.0 Million Lease Financing - SBI Echo	18,481	18,300
$30.0 Million Credit Facility	29,420	29,420
$34.0 Million Credit Facility	34,000	34,000
$60.0 Million Credit Facility	58,797	57,594
$184.0 Million Credit Facility	180,229	180,229
$20.5 Million Lease Financing - SBI Hermes	20,299	20,092
$90.0 Million Credit Facility	90,000	88,025
Total	$767,365	$763,404
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
$21.4 Million Lease Financing - SBI Samba

In February 2019, we entered into a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Samba, a 2015 Japanese built Kamsarmax vessel, for a consideration of $21.4 million. As part of the transaction, we agreed to make payments of $6,850 per day under a five-year bareboat charter agreement with the buyer. The transaction also provides us with the option to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement. This transaction, which is expected to close in the second quarter of 2019, is expected to increase our liquidity by approximately $6.9 million after repayment of outstanding debt under the $42 Million Credit Facility, under which the SBI Samba was previously financed.

CMBFL Lease Financing

In March 2019, we agreed to sell and leaseback three Ultramax vessels (SBI Pegasus, SBI Subaru and SBI Ursa) and four Kamsarmax vessels (SBI Lambada, SBI Macarena, SBI Carioca and SBI Capoeira) to CMB Financial Leasing Co., Ltd. Upon completion, which is estimated to take place in the second quarter of 2019, our liquidity is expected to increase by $57.2 million in aggregate ($45.4 million upon closing after the repayment of outstanding debt and an additional tranche of up to $11.8 million for installation of scrubbers on the seven vessels). As part of the agreements, we will bareboat charter-in the vessels for a period of seven years. In addition, we have purchase options beginning after the end of the third year of each agreement.  There is also a purchase option for each vessel upon the expiration of each agreement.

Vessel Sales

In March 2019, we entered into agreements with unaffiliated third parties to sell the SBI Electra and SBI Flamenco, two 2015 Chinese built Kamsarmax vessels, for approximately $48.0 million in aggregate. Delivery of the vessels is estimated to take place in the second quarter of 2019. It is estimated that our liquidity will increase by approximately $18.6 million after the repayment of outstanding debt under the $38.7 Million Credit Facility under which the vessels were previously financed.

Loan Covenants
Certain of our credit facilities discussed above, have, among other things, the following financial covenants, as amended or waived, the most stringent of which require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth (adjusted for a minimum amount of $100.0 million in historical non-operating costs and to exclude certain future non-operating items, including impairments), no less than $500.0 million plus (i) 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after December 31, 2013 and (ii) 50% of the value of any new equity issues occurring on or after December 31, 2013.

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

•
Maintain a minimum fair value of the collateral for each credit facility, such that the aggregate fair value of the vessels collateralizing the credit facility is between 140% and 150% of the aggregate principal amount outstanding under such credit facility, or, if we do not meet these thresholds to prepay a portion of the loan or provide additional security to eliminate the shortfall.

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
As of December 31, 2018, we were in compliance with all of the financial covenants contained in the credit facilities that we had entered into as of that date.
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
As of December 31, 2018, we were in compliance with the financial covenants of our Senior Notes.
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
In December 2016, our Board of Directors authorized the repurchase of up to $20.0 million of the outstanding Senior Notes in open market or privately negotiated transactions. The specific timing and amounts of the repurchases, which will be funded by available cash, will be in the sole discretion of management and vary based on market conditions and other factors. This authorization has no expiration date. As of December 31, 2018, the full $20.0 million remained available for repurchase under this authorization.
C.Research and Development, Patents and Licenses, Etc.
Not applicable
D.Trend Information
See “Item 4. Information on the Company - B. Business Overview - Industry and Market Conditions.”
E.Off-Balance Sheet Arrangements
As of December 31, 2018, we did not have any off-balance sheet arrangements, however, we were committed to make charter-hire payments to a third party for a chartered-in vessel. That arrangement is accounted for as an operating lease. Please see “Tabular Disclosure of Contractual Obligations” for our other contractual obligations and commitments.

F.Tabular Disclosure of Contractual Obligations
The following table sets forth our total contractual obligations at December 31, 2018:

(in millions of U.S. dollars)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Exhaust cleaning systems (1)	$32.9	$7.8	$—	$—	$40.7
Time charter-in commitments (2)	2.8	—	—	—	2.8
Senior Notes (3)	73.6	—	—	—	73.6
Bank loans (4)	61.5	241.3	367.4	21.9	692.1
Interest payments (5)	40.6	58.6	29.8	1.7	130.7
Financing obligation (6)	8.0	16.1	53.5	12.8	90.4
Commercial management fee (7)	1.5	—	—	—	1.5
Technical management fee (8)	2.2	—	—	—	2.2
Total	$223.1	$323.8	$450.7	$36.4	$1,034.0

(1)	Represents the unpaid installments as of December 31, 2018 relating to the purchase of exhaust gas cleaning systems.

(2)	Represents the amounts expected to be paid by us on the vessel that we have time chartered-in as of December 31, 2018, assuming we redeliver the vessel to its owner on the earliest redelivery date.

(3)	Represents the repayment of our Senior Notes which mature in September 2019.

(4)	Represents the repayment of installments under the bank loans outstanding as of December 31, 2018.

(5)	Represents the interest payments on outstanding balances of our Senior Notes at 7.50% per annum and bank loans at the interest rates in effect at December 31, 2018.

(6)	Represents the monthly payments under bareboat charter agreements.

(7)
Represents the fixed component of the termination fees we would have to pay our commercial manager, SCM, of $300 per day for a notice period of three months’ and a payment equal to three months of management fees for each vessel that we own as of December 31, 2018. Due to the variable nature of the commissions, they have been excluded from the above table.

(8)
Represents the termination fees we would have to pay our technical manager, SSM, of $0.2 million per vessel per year for a notice period of three months’ and a payment equal to three months of management fees for each vessel that we own as of December 31, 2018.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
Set forth below are the names, ages and positions of our directors and executive officers. Our Board of Directors is elected annually on a staggered basis, and each director elected holds office for a three-year term or until their successor shall have been duly elected and qualified, except in the event of their death, resignation, removal or the earlier termination of their term of office. Our Class C directors will serve for a term expiring at the 2019 annual meeting of shareholders, our Class A directors will serve for a term expiring at the 2020 annual meeting, and our Class B directors will serve for a term expiring at the 2021 annual meeting. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected. The business address of each of our directors and executive officers listed below is Scorpio Bulkers Inc., 9, Boulevard Charles III, MC 98000 Monaco.

Name	Age	Position
Emanuele A. Lauro	40	Chairman, Class A Director and Chief Executive Officer
Robert Bugbee	58	Class B Director and President
Cameron Mackey	50	Chief Operating Officer
Filippo Lauro	42	Vice President
Hugh Baker	51	Chief Financial Officer
Fan Yang	30	Secretary
Einar Michael Steimler	70	Class B Director
Roberto Giorgi	68	Class A Director
Christian M. Gut	39	Class C Director
Thomas Ostrander	68	Class A Director
James B. Nish	60	Class C Director
Berit Ledel Henriksen	65	Class B Director
On December 4, 2018, Ms. Anoushka Kachelo resigned as Secretary of the Company and Ms. Fan Yang was appointed as Secretary of the Company.
On February 27, 2019, the Company increased the size of its Board of Directors from seven to eight members, and appointed Berit Ledel Henriksen to serve as a Class B Director, effective as of the same date. The Board of Directors has determined that Ms. Henriksen is an “independent director” as such term is defined under the Securities Exchange Act of 1934, as amended, and the New York Exchange Listing Manual.
Biographical information concerning the directors and executive officers listed above is set forth below.
Emanuele A. Lauro, Chairman and Chief Executive Officer
Emanuele A. Lauro, the Company’s co-founder, has served as our Chairman and Class A Director since April 2013 and as our Chief Executive Officer since July 1, 2013. Mr. Lauro has also served as Chairman and Chief Executive Officer of Scorpio Tankers (NYSE: STNG) since its initial public offering in April 2010, and as Chairman and Chief Executive Officer of Nordic American Offshore Ltd. (NYSE: NAO) since December 2018. He also served as Director of the Standard Club from May 2013 to January 2019. Mr. Lauro joined Scorpio in 2003 and has continued to serve there in a senior management position since 2004. Under his leadership, Scorpio has grown from an owner of three vessels in 2003 to become a leading operator and manager of more than 230 vessels in 2018. Over the course of the last several years, Mr. Lauro has founded and developed all of the Scorpio Pools in addition to several other ventures such as Scorpio Logistics, which owns and operates specialized assets engaged in the transshipment of dry cargo commodities and invests in coastal transportation and port infrastructure developments in Asia and Africa since 2007. Mr. Lauro has a degree in international business from the European Business School, London. Mr. Lauro is the brother of our Vice President, Mr. Filippo Lauro.
Robert Bugbee, President and Director
Robert Bugbee, the Company’s co-founder, has served as our Class B Director since April 2013 and as our President since July 1, 2013. Mr. Bugbee has more than 34 years of experience in the shipping industry. Mr. Bugbee has also served as President and Director of Scorpio Tankers since its initial public offering in April 2010 and as President and a Director of Nordic American Offshore Ltd. since December 2018. He joined Scorpio in March 2009 and has continued to serve there in a senior management position. Prior to joining Scorpio, Mr. Bugbee was a partner at Ospraie Management LLP between 2007 and 2008, a company which advises and invests in commodities and basic industry. From 1995 to 2007, Mr. Bugbee was employed at OMI Corporation, or OMI, a NYSE-listed tanker company sold in 2007. While at OMI, Mr. Bugbee served as President from January 2002 until the sale of the company, and before that served as Executive Vice President since January 2001, Chief Operating Officer since March 2000 and Senior Vice President from August 1995 to June 1998. Mr. Bugbee joined OMI in February 1995. Prior to this, he was employed by Gotaas-Larsen Shipping Corporation since 1984. During this time he took a two year sabbatical from 1987 for the M.I.B. Program at the Norwegian School for Economics and Business Administration in Bergen. He has a B.A. (Honors) from London University.
Cameron Mackey, Chief Operating Officer

Cameron Mackey has served as our Chief Operating Officer since July 2013. Mr. Mackey has also served as Chief Operating Officer of Scorpio Tankers since its initial public offering in April 2010 and as a Director since May 2013, and as Chief Operating Officer of Nordic American Offshore Ltd. since December 2018. He joined Scorpio in March 2009, where he continues to serve in a senior management position. Prior to joining Scorpio, he was an equity and commodity analyst at Ospraie Management LLC from 2007 to 2008. Prior to that, he was Senior Vice President of OMI Marine Services LLC from 2004 to 2007, where he was also in Business Development from 2002 to 2004. He has been employed in the shipping industry since 1994 and, earlier in his career, was employed in unlicensed and licensed positions in the merchant navy, primarily on tankers in the international fleet of Mobil Oil Corporation, where he held the qualification of Master Mariner. He has an M.B.A. from the Sloan School of Management at the Massachusetts Institute of Technology, a B.S. from the Massachusetts Maritime Academy and a B.A. from Princeton University.
Filippo Lauro, Vice President
Filippo Lauro has served as an executive officer of the Company with the title of Vice President since June 2016. Mr.  Filippo Lauro has also served as Vice President of Scorpio Tankers since May 2015, and as Vice President of Nordic American Offshore Ltd. since December 2018. He joined Scorpio in 2010 and has continued to serve there in a senior management position. Prior to joining Scorpio, Mr. Filippo Lauro was the founder of and held senior executive roles in several private companies, primarily active in real estate, golf courses and resorts development. Mr. Filippo Lauro is the brother of our Chairman and Chief Executive Officer, Mr. Emanuele Lauro.
Hugh Baker, Chief Financial Officer
Hugh Baker has served as our Chief Financial Officer since July 2013. Since 2012, Mr. Baker has also been employed by Scorpio Tankers focusing on business development and finance. For three years before joining Scorpio, Mr. Baker was a Managing Director in the investment banking team at Evercore Partners in New York, concentrating on the shipping industry. Prior to Evercore, he was the Head of Shipping at HSH Nordbank in New York and was previously a Managing Director in the ship finance team at ING Bank in London. Prior to banking, Mr. Baker worked in commercial roles for Greek-owned shipping companies in London. Mr. Baker has a BA from the London School of Economics and a MSc in Shipping, Trade & Finance from Cass Business School. Mr. Baker is a Fellow of the Institute of Chartered Shipbrokers.
Fan Yang, Secretary
Fan Yang has served as our Secretary since December 2018. Ms. Yang joined Scorpio in February 2018 and also serves as Secretary of Scorpio Tankers. Ms. Yang is admitted as a solicitor of the Supreme Court of England and Wales. Prior to joining Scorpio, Ms. Yang was in private practice in London at Travers Smith LLP and Freshfields Bruckhaus Deringer LLP, and led a law reform project at the Law Commission, an independent body that makes recommendations for the reform of the law of England and Wales to Parliament. She has a BA in Law from the University of Cambridge.
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
Einar Michael Steimler, Director
Einar Michael Steimler has served as our Class B Director since the closing of our initial public offering in December 2013 and is our lead independent director. Mr. Steimler has also served as a director of DHT Holdings Inc. (NYSE:DHT), where he is also a member of the Nominating and Corporate Governance Committees, and the Chairman of the Compensation Committee. Mr. Steimler has over 46 years of experience in the shipping industry. In 2000, he was instrumental in the formation of Tanker (UK) Agencies, the commercial agent to Tankers International. He served as its Chief Executive Officer until the end of 2007, and subsequently as its Chairman until 2011. From 1998 to 2010, Mr. Steimler served as a Director of Euronav NV (EURN:EN Brussels). He has been involved in both sale and purchase and chartering brokerage in the tanker, gas and chemical sectors and was a founder of Stemoco, a Norwegian ship brokerage firm. He graduated from the Norwegian School of Business Management in 1973 with a degree in Economics.
Christian M. Gut, Director
Christian M. Gut has served as our Class C Director since the closing of our initial public offering in December 2013. Mr. Gut is the founder and manager of P2P Lending Fund, a Luxembourg based fund (SICAV-RAIF) launched in 2018 focused on marketplace consumer lending. He has over 15 years of experience in the consulting industry in the Asia Pacific region. Mr. Gut started his professional career at ThyssenKrupp Technologies AG (as it then was) in Essen, Germany in 2002. He later joined Singapore based EABC Pte Ltd., or EABC, in 2003 where he served as Director from 2006 to 2018. EABC’s services comprise market intelligence and strategy, sales promotion and support to project management in selected Asia Pacific countries, principally Australia. Furthermore, Mr. Gut co-founded and was a past manager of the Stellar Energy Fund, launched in Singapore in 2006, which invested in energy focused private companies to finance projects and expansion plans in Asia, Middle East and Europe in the following industries: oil trading and bunkering, gas E&P, solar, geothermal and power generating heat plants. Mr. Gut has a Bachelor’s degree in international business from the European Business School in London.
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
James B. Nish, Director
James B. Nish has served as our Class C director since January 2016. Mr. Nish has over 30 years of experience in investment banking, serving clients across a variety of international industrial markets. Since 2015, he has served as a Board member and Chairman of the Audit Committee of Gibraltar Industries, Inc. (NASDAQ: ROCK), a manufacturer and distributor of products for building markets, and was also appointed as Chairman of its Capital Structure and Asset Management Committee in 2018. Mr. Nish has also served as a Board member of the CSG Group since 2014, a private company that provides security alarm monitoring and related home automation services to subscribers in the United States. From 2008 to 2012, he was Group Head of Middle Corporate Investment Banking at J.P. Morgan. From 1986 to 2008, Mr. Nish served as Co-Chairman of the Investment Banking Commitment Committee and Group Head of the General Industries Group of Bear Stearns & Co. Inc., where he organized and managed investment banking coverage of a diversified group of industrial companies.  Mr. Nish is a Certified Public Accountant and Adjunct Professor in both the Undergraduate Business School and MBA Programs at Baruch College, Zicklin School of Business in New York and at Pace University, Lubin School of Business in New York, where he teaches a number of courses in both the Accounting and Finance departments. Mr. Nish has an MBA from the Wharton School at the University of Pennsylvania and a BS from the State University of New York at Buffalo in Accounting and Business.
Berit Ledel Henriksen, Director

Berit Ledel Henriksen has served as our Class B Director since February 2019. Ms. Henriksen has extensive experience from the banking and finance industries. She serves as a director of Ferd Holding AS, a Norwegian investment company that manages a broad portfolio of privately owned and Nordic listed companies. Furthermore, Ms. Henriksen serves on the board of directors of three privately held companies in Norway and Canada, and on the Nomination Committees of Equinor ASA and Norsk Hydro ASA, two Norwegian listed companies. She is also a member of Norsk Hydro ASA’s Corporate Assembly. From 1985 to 2017, Ms. Henriksen held a range of management positions at DNB, Norway's largest financial services group, where she focused on shipping, energy and other international industries. Ms. Henriksen most recently served as DNB’s Executive Vice President and Global Head of Energy, and was Head of DNB Americas in New York between 1998 and 2004. She also previously held various other bank related board positions. Ms. Henriksen has an MBA from the Ivey Business School at the University of Western Ontario, and a BSc from the Dalhousie University in Halifax, Canada.

B.	Compensation
Each of our non-employee directors receive cash compensation in the aggregate amount of $60,000 annually, plus either (i) an additional fee of $10,000 per year for each committee on which a director serves or (ii) an additional fee of $20,000 per year for each committee for which a director serves as Chairman. In addition, our lead independent director receives an additional fee of $20,000 per year. All actual expenses incurred while acting in their capacity as a director are reimbursed. For each board or committee meeting the non-employee director attends, the director receives $2,000. There are no material post-employment benefits for our executive officers or directors.  By law, our employees in Monaco are entitled to a one-time payment of up to two months salary upon retirement if they meet certain minimum service requirements. For the year ended December 31, 2018, we paid an aggregate compensation to our directors and senior management of approximately $6.3 million.
Executive Officers
We have employment agreements with the majority of our executive officers. These employment agreements remain in effect until terminated in accordance with their terms upon no less than 24 months’ prior written notice. Pursuant to the terms of their respective employment agreements, our executive officers are prohibited from disclosing or unlawfully using any of our material confidential information.
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
Equity Incentive Plan
Our Board of Directors has adopted an equity incentive plan, which we refer to as the Equity Incentive Plan, under which directors, officers and employees of us and our subsidiaries, as well as employees of affiliated companies are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common shares. As of December 31, 2018, we had reserved a total of 5,931,962 common shares, for issuance under the Equity Incentive Plan, subject to adjustment for changes in capitalization as provided in the Equity Incentive Plan. Our Equity Incentive Plan is administered by our Compensation Committee.
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
On September 28, 2018, we granted 1,189,350 restricted shares with an aggregate fair value of $8.6 million to our officers, employees and members of our Board of Directors pursuant to the Equity Incentive Plan. Of these restricted shares, 150,000 restricted shares vest in three equal annual installments beginning June 10, 2019 and 1,039,350 restricted shares vest in three equal annual installments beginning on June 10, 2020.
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
On July 28, 2016, we granted 2,582,000 restricted shares to our officers, employees, members of our Board of Directors and SSH employees pursuant to the Equity Incentive Plan. Of these restricted shares, 150,000 restricted shares vest in three equal annual installments beginning June 5, 2017 and 2,432,000 restricted shares vest in three equal annual installments beginning on June 5, 2018. The aggregate fair value of these awards is $8.4 million.
Compensation cost is recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. Please see Note 10, Equity Incentive Plan, to our Consolidated Financial Statements included herein for additional information.

C.	Board Practices
Our Board of Directors currently consists of eight directors, six of whom have been determined by our Board of Directors to be independent under the rules of the NYSE and the rules and regulations of the SEC. Mr. Steimler is our lead independent director. Our Board of Directors has an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. Our Audit Committee is comprised of Messrs. Ostrander, Nish and Giorgi. Our Nominating and Corporate Governance Committee and our Compensation Committee are comprised of Messrs. Steimler, Giorgi and Gut. The Audit Committee, which operates under a charter, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities, procedures and the adequacy of our internal controls. In addition, provided that no member of the Audit Committee has a material interest in such transaction, the Audit Committee is responsible for reviewing transactions that we may enter into in the future with other members of Scorpio that our Board of Directors believes may present potential conflicts of interests between us and Scorpio. The Nominating and Corporate Governance Committee is responsible for recommending to the Board of Directors nominees for director and directors for appointment to board committees and advising the board with regard to corporate governance practices. Our shareholders may also nominate directors in accordance with procedures set forth in our bylaws. The Compensation Committee oversees our equity incentive plan and recommends director and senior employee compensation.

D.	Employees
For the years ended December 31, 2018, 2017, and 2016 we had six, six, and three full time equivalents (excluding our executive officers), respectively.

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
The following table sets forth information regarding beneficial ownership of our common shares for (i) owners of more than five percent of our common shares and (ii) our directors and executive officers, of which we are aware as of March 15, 2019. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each share of our common stock held.

Name	No. of Shares		% Owned (1)
Scorpio Holdings Limited	13,977,513	(2)	19.6%
GRM Investments Ltd.	12,839,328	(3)	18.0%
Evermore Global Advisors, LLC *	6,248,277	(4)	8.8%
Raging Capital Management LLC	3,538,399	(5)	5.0%
Directors and executive officers as a group	4,122,353		5.8%
____________________

(1)	Calculated based on 71,217,258 common shares outstanding as of March 15, 2019.

(2)
This information is derived from a Schedule 13D/A filed with the SEC on February 22, 2019 by Scorpio Holdings Limited, Scorpio Services Holding Limited, Scorpio Assets Holding Limited, Scorpio Assets SALT Limited, and Ms. Annalisa Lolli-Ghetti. Ms. Annalisa Lolli-Ghetti may be deemed to be the ultimate beneficial owner of these shares by virtue of being the majority shareholder of Scorpio Holdings Limited. Emanuele Lauro, our Director and Chief Executive Officer, Robert Bugbee, our Director and President, and Cameron Mackey, our Chief Operating Officer, own 10%, 10% and 7% of Scorpio Holdings Limited, respectively.

(3)	This information is derived from Schedule 13G/A filed with the SEC on July 25, 2017.

(4)	This information is derived from Schedule 13G/A filed with the SEC on February 11, 2019.

(5)	This information is derived from Schedule 13G/A filed with the SEC on February 14, 2018.
* Includes common shares held by funds managed thereby.
As of March 15, 2019, we had 64 shareholders of record, 15 of which were located in the United States and held an aggregate of 67,619,958 shares of our common stock, representing 94.9% of our outstanding common shares. However, one of the U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which held 65,545,567 shares of our common stock, as of that date. Accordingly, we believe that the shares held by Cede & Co. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B.	Related Party Transactions
Management of Our Fleet
Commercial and Technical Management Agreements - Revised Master Agreement
Our vessels are commercially managed by SCM and technically managed by SSM pursuant to the Revised Master Agreement, which may be terminated by either party upon 24 months’ notice, unless terminated earlier in accordance with the provisions of the Revised Master Agreement. In the event of the sale of one or more vessels, a notice period of three months’ and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change of control, including a sale of substantially all vessels, in which case a payment equal to 24 months of management fees will apply. SCM and SSM are companies affiliated with us. The vessel we charter-in is also commercially managed by SCM. We expect that additional vessels that we may charter-in or acquire in the future will also be managed under the Revised Master Agreement or on substantially similar terms.
SCM’s services include securing employment for our vessels in the spot market and on time charters. SCM also manages the Scorpio Pools in which our vessels are employed. For commercial management of any of our vessels that does not operate in one of these pools, we pay SCM a daily fee of $300 per vessel, plus a 1.75% commission on the gross revenues per charter fixture. The Scorpio Pool participants, including us and third-party owners of similar vessels, are each expected to pay SCM a pool management fee of $300 per vessel per day, plus a 1.75% commission on the gross revenues per charter fixture.
SSM’s services include providing technical support, such as arranging the hiring of qualified officers and crew, supervising the maintenance and performance of vessels, purchasing supplies, spare parts and new equipment, arranging and supervising drydocking and repairs, and monitoring regulatory and classification society compliance and customer standards. We pay SSM an annual fee of $160,000 plus charges for certain itemized services per vessel to provide technical management services for each of our owned vessels. In addition, representatives of SSM, including certain subcontractors, previously provided us with construction supervisory services while our vessels were being constructed in shipyards. For these services, we compensated SSM for its direct expenses, which varied between $200,000 and $500,000 per vessel.
Amended Administrative Services Agreement
In 2016, we entered into the Amended Administrative Services Agreement with SSH for the provision of administrative staff, office space and accounting, legal compliance, financial and information technology services. SSH is a company affiliated with us. The services provided to us by SSH may be sub-contracted to other entities within Scorpio. Pursuant to the Amended Administrative Services Agreement, we reimburse SSH for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above.
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
The fees and rates charged as vessel operating costs by the related party port agent are based on the prevailing market rates for such services in each respective region.
Other Related Party Transactions
In 2016, an Executive Officer of the Company acquired a minority interest, which in 2018 increased to a majority interest, in an insurance broker which arranges hull and machinery and war risk insurance for certain of our owned and finance leased vessels. This broker has arranged such policies for the Company since 2013 and the extent of the coverage and the manner in which the policies are priced did not change as a result of this transaction. In September 2018 the Executive Officer disposed of their interest in the insurance broker in its entirety to a third party not affiliated with the Company. The amounts recorded reflect the amortization of the policy premiums, which are paid directly to the broker, who then remits the premiums to the underwriters. Such payments, which are made in advance, are classified as prepaid expenses and other current assets on the Consolidated Balance

Sheet until they are expensed at which point they are recorded as vessel operating expenses in the Consolidated Statement of Operations.
On October 12, 2018, we invested $100.0 million in Scorpio Tankers, a related party of ours, for approximately 54.1 million shares of Scorpio Tankers, representing approximately 10.9% of Scorpio Tankers’ then issued and outstanding common shares. The investment was part of a larger $337.0 million equity raise through a public offering of common shares by Scorpio Tankers. Scorpio Tankers owns and operates a fleet of tankers transporting petroleum products.  Certain of our directors and executive officers serve in similar positions in Scorpio Tankers and in other entities within Scorpio. On January 18, 2019, Scorpio Tankers effected a one-for-ten reverse stock split and as such we now own approximately 5.4 million common shares of Scorpio Tankers.
Please see Note 15, Related Party Transactions, to our consolidated financial statements for additional information about our related party transactions.
Related Party Balances
For the years ended December 31, 2018, 2017 and 2016, we had the following balances with entities controlled by the Lolli-Ghetti family and with Scorpio Tankers (herein referred to as “related parties”), which have been included in the consolidated statement of operations (amounts in thousands):

	For the year ended December 31,
	2018	2017	2016
Vessel revenue
Scorpio Kamsarmax Pool	$87,305	$67,825	$31,319
Scorpio Ultramax Pool	155,197	94,380	46,227
SCM	—	—	856
Total vessel revenue	$242,502	$162,205	$78,402
Voyage expense
SCM	$—	$172	$319
Vessel operating cost
SSM	$13,361	$9,379	$7,191
Port agent	117	13	—
Insurance brokerage	1,721	—	—
Total vessel operating cost	$15,199	$9,392	$7,191
General and administrative expense:
SCM	$45	$108	$43
SSM	99	—	—
SSH	6,707	5,643	3,949
Scorpio UK Limited	1,665	971	862
Total general and administrative expense	$8,516	$6,722	$4,854
Income (loss) from equity investment
Scorpio Tankers Inc.	$(7,178)	$—	$—
Write down on assets held for sale
SCM	$—	$147	$500
SSM	—	200	500
Total write down on assets held for sale	$—	$347	$1,000

At December 31, 2018 and 2017, we had the following balances with related parties, which have been included in the consolidated balance sheets (amounts in thousands):

	As of December 31,
	2018	2017
Assets
Due from related parties-current:
Scorpio Kamsarmax Pool	$4,017	$3,977
Scorpio Ultramax Pool	3,321	2,578
Total due from related parties-current	$7,338	$6,555
Due from related parties non-current:
Scorpio Kamsarmax Pool	$4,806	$5,080
Scorpio Ultramax Pool	10,542	10,741
Total due from related parties non-current	$15,348	$15,821
Equity investment in Scorpio Tankers Inc.	$92,281	$—
Liabilities
Due to related parties-current:
SCM	$8	$—
SSM	116	69
SSH	357	297
Total due from related parties-current	$481	$366
Please see “Item 3. Key Information - D. Risk Factors - Risks Related to our Relationship with Scorpio and its Affiliates”.
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
During 2018, our Board of Directors declared and we paid a quarterly cash dividends of $0.02 per share totaling approximately $6.0 million in the aggregate. In January 2019, our Board of Directors declared a quarterly cash dividend of $0.02 per share, payable on or about March 15, 2019, to all shareholders of record as of February 15, 2019. Please see “Item 10. Additional Information - E. Taxation” for additional information relating to the U.S. federal income tax treatment of our dividend payments, if any are declared in the future.

B.	Significant Changes.
There have been no significant changes since the date of the consolidated financial statements included in this annual report.

ITEM 9.	OFFER AND THE LISTING

A.	Offer and Listing Details.
Please see “Item 9. Offer and the Listing - C. Markets”

B.	Plan of Distribution
Not applicable

C.	Markets
Our common shares have traded on the NYSE since December 12, 2013, under the symbol “SALT,” and our Senior Notes have traded on the NYSE since September 29, 2014 under the symbol “SLTB.” During the period from July 3, 2013 through July 31, 2014, our common shares minimally traded on the Norwegian OTC under the symbol “SALT.”

D.	Selling Shareholders
Not applicable.

E.	Dilution
Not applicable.

F.	Expenses of the Issue
Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share capital.
Not applicable.

B.	Memorandum and Articles of Association.
Our Amended and Restated Articles of Incorporation and bylaws have been filed as Exhibit 3.1 and Exhibit 3.2, respectively, to our Registration Statement on Form F-1 (Registration No. 333-192246), declared effective by the SEC on December 11, 2013, and are hereby incorporated by reference into this annual report. In December 2015, upon receiving shareholder approval, we amended our Amended and Restated Articles of Incorporation to effect a one-for-twelve reverse stock split of our common shares, par value $0.01 per share, and to reduce the total number of authorized common shares to 56,250,000 shares. In June 2016, upon receiving shareholder approval, we amended our Amended and Restated Articles of Incorporation to increase the aggregate number of shares of capital stock that we are authorized to issue to One Hundred and Sixty-Two Million Five Hundred Thousand (162,500,000), consisting of One Hundred and Twelve Million Five Hundred Thousand (112,500,000) common shares, par value $0.01 per share, and Fifty Million (50,000,000) preferred shares, par value $0.01 per share. In June 2018, upon receiving shareholder approval, we amended our Amended and Restated Articles of Incorporation to increase the aggregate number of shares of capital stock that we are authorized to issue to Two Hundred and Sixty-Two Million Five Hundred Thousand (262,500,000), consisting of Two Hundred and Twelve Million Five Hundred Thousand (212,500,000) common shares, par value $0.01 per share, and Fifty Million (50,000,000) preferred shares, par value $0.01 per share. These amendments to our Amended and Restated Articles of Incorporation are filed as exhibits to this annual report.
Information regarding the rights, preferences and restrictions attaching to each class of our shares is described in the section entitled “Description of Capital Stock” in the accompanying prospectus to our Registration Statement on Form F-3 (File No. 333-222013) declared effective by the SEC on December 27, 2017, provided that since the date of such Registration Statement, our authorized capital stock includes 212.5 million common shares, of which 71.2 million were issued and outstanding as of March 15, 2019.

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
Other than as set forth above, there were no material contracts, other than contracts entered into in the ordinary course of business, to which we were a party during the two-year period immediately preceding the date of this annual report.

D.	Exchange controls.
Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

E.	Taxation
The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations of the ownership and disposition by a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to our common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as dealers in securities or commodities, financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, persons liable for the alternative minimum tax, persons who hold common shares as part of a straddle, hedge, conversion transaction or integrated investment, U.S. Holders whose functional currency is not the United States dollar, persons required to recognize income no later than when such income is included on an “applicable financial statement” and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who hold our common shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our common shares.
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
U.S. Federal Income Tax Considerations
In the opinion of Seward & Kissel LLP, our U.S. counsel, the following are the material U.S. federal income tax consequences of our activities to us, and of the ownership of our common shares to U.S. Holders and Non-U.S. Holders, each as defined below. The following discussion of U.S. federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, or the Treasury Regulations, all of which are subject to change, possibly with retroactive effect.
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
Under the Treasury Regulations, our common shares will be considered to be “regularly traded” on an established securities market if one or more classes of our shares representing more than 50% of our outstanding stock, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on such market, to which we refer as the “listing threshold.” Our common shares, which constitutes our sole class of issued and outstanding stock, are listed on the NYSE. Accordingly, we will satisfy the listing threshold.
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
We believe that we satisfied the Publicly-Traded Test for the 2018 taxable year and were not subject to the 5% Override Rule, and we intend to take that position on our 2018 U.S. federal income tax returns.
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
To the extent our U.S. source shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S. source shipping income, net of applicable deductions, would be subject to U.S. federal income tax, currently imposed at a rate of up to 21%. In addition, we would generally be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.
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
Distributions
Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in our common shares and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as foreign source dividend income and will generally constitute “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.
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

For our 2018 taxable year and subsequent taxable years, whether we will be treated as a PFIC will depend upon the nature and extent of our operations. In making the determination as to whether we are a PFIC, we intend to treat the gross income that we derive or that we are deemed to derive from the spot chartering and time chartering activities of us or any of our subsidiaries as services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly owned subsidiaries own and operate in connection with the production of such income should not constitute passive assets for purposes of determining whether we are a PFIC. We believe that there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. In the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.
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
Taxation of U.S. Holders Making a Timely QEF Election
If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report for U.S. federal income tax purposes its pro rata share of our ordinary earnings and net capital gain, if any, for each of our taxable years during which we are a PFIC that ends with or within the taxable year of the Electing Holder, regardless of whether distributions were received from us by the Electing Holder. No portion of any such inclusions of ordinary earnings will be treated as “qualified dividend income.” Net capital gain inclusions of certain non-corporate U.S. Holders may be eligible for preferential capital gains tax rates. The Electing Holder’s adjusted tax basis in the common shares will be increased to reflect any income included under the QEF election. Distributions of previously taxed income will not be subject to tax upon distribution but will decrease the Electing Holder’s tax basis in the common shares. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any taxable year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder would make a timely QEF election for our common shares by filing IRS Form 8621 with his U.S. federal income tax return for the first year in which he held such shares when we were a PFIC. If we determine that we are a PFIC for any taxable year, we intend to provide each U.S. Holder with information necessary for the U.S. Holder to make the QEF election described above. If we were treated as a PFIC for our 2018 taxable year, we anticipate that, based on our current projections, we would not have a significant amount of taxable income or gain that would be required to be taken into account by U.S. Holders making a QEF election effective for such taxable year.
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

(2)	is notified by the IRS that it has failed to report all interest or dividends required to be shown on its U.S. federal income tax returns; or

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
We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits are available from http://www.sec.gov.
Shareholders may also request a copy of our filings at no cost, by writing to us at the following address: 9, Boulevard Charles III, Monaco, 98000 or telephoning us at + 377 9798 5715.

I.	Subsidiary Information
Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our unhedged variable-rate borrowings. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. As of December 31, 2018, we have variable-rate borrowings totaling $841.0 million. A one percent increase in LIBOR rates would increase our interest payments by approximately $8.4 million per year from January 1, 2019. We entered into interest rate cap agreements, in which we receive payments if floating rates rise above a specified cap rate, to help mitigate the interest rate volatility associated with the variable rate interest on the amounts outstanding. Please see Note 12, Derivatives, to our Consolidated Financial Statements included herein for additional information.
Spot Market Rate Risk
The cyclical nature of the drybulk industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Pools. Our owned and chartered-in vessels operated for 20,429 days in the spot market or in the Scorpio Pools during 2018. Additionally, we have the ability to remove our vessels from the pools on relatively short notice if attractive time charter opportunities arise. A $1,000 per day increase or decrease in spot rates for our operating fleet of 57 vessels would increase or decrease our operating income by $20.4 million on an annual basis.
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
We carried out an evaluation under the supervision, and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15e under the Securities Act) as of December 31, 2018. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2018 to provide reasonable assurance that (1) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.
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
In accordance with Rule 13a-15(f) of the Exchange Act, the management of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2018 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission or COSO in 2013. Based on our assessment, management determined that the Company’s internal controls over financial reporting were effective as of December 31, 2018 based on the criteria in Internal Control—Integrated Framework issued by COSO (2013).
The Company’s internal control over financial reporting, at December 31, 2018, has been audited by PricewaterhouseCoopers Audit, an independent registered public accounting firm, who also audited the Company’s consolidated financial statements for that year, which are filed as a part of this annual report. PricewaterhouseCoopers Audit has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting.
C.Attestation Report of the Registered Public Accounting Firm.
The attestation report of PricewaterhouseCoopers Audit is presented on page F-2 of the Financial Statements filed as part of this annual report.

D.	Changes in Internal Control Over Financial Reporting.
None

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that Mr. James B. Nish, who serves on the Audit Committee, qualifies as an “audit committee financial expert” and that he is “independent” under the rules of the NYSE and the rules and regulations of the SEC.

ITEM 16B.	CODE OF ETHICS
We have adopted a Code of Conduct and Ethics that applies to all of our employees, directors, officers and agents. A copy of our Code of Conduct and Ethics, as in effect on the date hereof, has been filed as an exhibit to this annual report.
Shareholders may also request a copy of our Code of Conduct and Ethics at no cost, by writing to us at 9, Boulevard Charles III, Monaco, 98000 or telephoning us at + 377 9798 5715.

ITEM 16C.	PRINCIPAL ACCOUNTING FEES AND SERVICES

A.	Audit Fees
Our principal accountant for the years ended December 31, 2018 and December 31, 2017 was PricewaterhouseCoopers Audit, and the audit fees for those periods were approximately $349,000 and $417,000 respectively.

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
The following table sets forth our stock repurchase activity during 2018, including the number of shares purchased, the average price paid per share, the number of shares repurchased as part of a publicly announced plan or program and the amount yet to be used on share repurchases under the plan or program.

Period	Total Number of Common Shares Purchased	Average Price Paid per Common Share	Total Number of Shares Purchased as Part of Publicly Announced Plan or Program (a)	Maximum Amount that May Yet Be Expected on Share Repurchases Under the Plan or Program (a)
January 2018	—	$—	—	$39.0
February 2018	—	$—	—	$39.0
March 2018	1,169,965	$7.39	1,169,965	$30.4
April 208	—	$—	—	$30.4
May 2018	—	$—	—	$30.4
June 2018	—	$—	—	$30.4
July 2018	—	$—	—	$30.4
August 2018	510,134	$6.78	510,134	$26.9
September 2018	961,380	$6.87	961,380	$20.3
October 2018	1,846,710	$6.44	1,846,710	$40.0
November 2018	2,383,022	$5.83	2,383,022	$26.1
December 2018	231,187	$5.26	231,187	$24.8
	7,102,398	$6.44	7,102,398
(a) On October 19, 2018, our Board of Directors authorized a share repurchase program to purchase up to $50.0 million of our common stock in open market or privately negotiated transactions. This share repurchase program replaced the previous $50.0 million share repurchase program authorized in September 2017 and that was terminated in conjunction with the authorization of this new share repurchase program. The specific timing and amounts of the repurchases were in the sole discretion of management and were subject to variation based on market conditions and other factors, but we were not obligated under the terms of the program to repurchase any of our common stock. The authorization had no expiration date.

On January 25, 2019, our Board of Directors authorized a new share repurchase program to purchase up to an aggregate of $50.0 million of our common shares. This new share repurchase program replaced our previous share repurchase program that was authorized in October 2018 and that was terminated in conjunction with the authorization of the new share repurchase program. The specific timing and amounts of the repurchases will be in the sole discretion of management and may vary based on market conditions and other factors. We are not obligated under the terms of the program to repurchase any of our common shares. The authorization has no expiration date.
In 2016, our Board of Directors authorized the repurchase of up to $20.0 million of our outstanding Senior Notes in open market or privately negotiated transactions. As of December 31, 2018, the entire $20.0 million was available.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.

ITEM 16G.	CORPORATE GOVERNANCE
Pursuant to an exception for foreign private issuers, we, as a Marshall Islands company, are not required to comply with the corporate governance practices followed by U.S. companies under the NYSE listing standards. We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to our shareholders. In this respect, we have voluntarily adopted NYSE required practices, such as (i) having a majority of independent directors, (ii) establishing audit, compensation and nominating committees and (iii) adopting a Code of Conduct and Ethics.
There are two significant differences between our corporate governance practices and the practices required by the NYSE. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. Marshall Islands law and our bylaws do not require our non-management directors to regularly hold executive sessions without management. During 2018 and through the date of this annual report, our non-management directors met in executive session five times. The NYSE requires companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Marshall Islands law and we have not adopted such guidelines.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.
PART III

ITEM 17.	FINANCIAL STATEMENTS
See “Item 18. Financial Statements.”

ITEM 18.	FINANCIAL STATEMENTS
The financial statements, together with the report of PricewaterhouseCoopers Audit thereon, beginning on page F-1, are filed as a part of this annual report.
Separate consolidated financial statements and notes thereto for Scorpio Tankers as of and for the three years ended December 31, 2018 are being provided pursuant to Rule 3-09 of Regulation S-X as Exhibit 99.1.

ITEM 19.	EXHIBITS

Number	Description

1.1	Amended and Restated Articles of Incorporation of the Company (1)
1.2	Amendment to the Amended and Restated Articles of Incorporation of the Company, effective December 30, 2015 (5)
1.3	Certificate of Correction to the Amended and Restated Articles of Incorporation of the Company (6)
1.4	Amendment to the Amended and Restated Articles of Incorporation of the Company, effective June 1, 2016 (7)
1.5	Amendment to the Amended and Restated Articles of Incorporation of the Company, effective June 1, 2018 (8)
1.6	Amended and Restated Bylaws of the Company (1)
2.1	Form of Common Share Certificate (6)
2.2	Base Indenture, dated September 22, 2014, by and between the Company and Deutsche Bank Trust Company Americas, relating to the 7.50% Senior Notes due 2019 (3)
2.3	First Supplemental Indenture, dated September 22, 2014, by and between the Company and Deutsche Bank Trust Company Americas (3)
4.1	Master Agreement (1)
4.2	Administrative Services Agreement (1)
4.3	Equity Incentive Plan (1)
4.4	$330.0 Million Credit Facility (2)
4.5	$42.0 Million Credit Facility (4)
4.6	$12.5 Million Credit Facility (6)
4.7	$27.3 Million Credit Facility (6)
4.8	Deed of Amendment to the Master Agreement, Dated September 29, 2016 (7)
4.9	Deed of Amendment to the Master Agreement, Dated November 25, 2016 (7)
4.10	Letter Agreement, dated July 10, 2015, relating to the $330.0 Million Senior Secured Credit Facility (7)
4.11	Letter Agreement, dated October 27, 2015, relating to the $330.0 Million Senior Secured Credit Facility (7)
4.12	Letter Agreement, dated April 26, 2016, relating to the $330.0 Million Senior Secured Credit Facility (7)
4.13	Letter Agreement, dated June 15, 2016, relating to the $330.0 Million Senior Secured Credit Facility (7)
4.14	Letter Agreement, dated December 15, 2016, relating to the $330.0 Million Senior Secured Credit Facility (7)
4.15	Letter Agreement, dated May 04, 2016, relating to the $42.0 Million Senior Secured Credit Facility (7)
4.16	Letter Agreement, dated June 28, 2016, relating to the $42.0 Million Senior Secured Credit Facility (7)
4.17	Letter Agreement, dated January 4, 2017, relating to the $42.0 Million Senior Secured Credit Facility (7)
4.18	Letter Agreement, dated February 25, 2016 relating to the $12.5 Million Senior Secured Credit Facility (7)
4.19	Letter Agreement, dated June 14, 2016, relating to the $12.5 Million Senior Secured Credit Facility (7)
4.20	Letter Agreement, dated December 16, 2016, relating to the $12.5 Million Senior Secured Credit Facility (7)
4.21	First Supplemental Agreement to the $27.3 Million Senior Secured Credit Facility, dated April 6, 2016 (7)
4.22	Second Supplemental Agreement to the $27.3 Million Senior Secured Credit Facility, dated June 2, 2016 (7)
4.23	Third Supplemental Agreement to the $27.3 Million Senior Secured Credit Facility, dated December 30, 2016 (7)
4.24	$85.5 Million Senior Secured Credit Facility (7)
4.25	$38.7 Million Senior Secured Credit Facility (7)
4.26	$19.6 Million Lease Financing (7)
4.27	Deed of Amendment to the Master Agreement, dated February 22, 2018 (7)
4.28	$12.8 Million Credit Facility
4.29	$19.0 Million Lease Financing - SBI Echo
4.30	$19.0 Million Lease Financing - SBI Tango
4.31	$30.0 Million Credit Facility
4.32	$60.0 Million Credit Facility
4.33	$184.0 Million Credit Facility
4.34	$34.0 Million Credit Facility

4.35	$90.0 Million Credit Facility
4.36	$20.5 Million Lease Financing - SBI Hermes
4.37	Scorpio Bulkers Framework Agreement
8.1	List of Subsidiaries
11.1	Code of Conduct and Ethics
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
15.2	Consent of SSY Consultancy & Research Ltd
99.1	Audited financial statements of Scorpio Tankers Inc as of and for the year ended December 31, 2018. (9)
101. INS	XBRL Instance Document
101. SCH	XBRL Taxonomy Extension Schema
101. CAL	XBRL Taxonomy Extension Schema Calculation Linkbase
101. DEF	XBRL Taxonomy Extension Schema Definition Linkbase
101. LAB	XBRL Taxonomy Extension Schema Label Linkbase
101. PRE	XBRL Taxonomy Extension Schema Presentation Linkbase

(1)	Incorporated by reference to the Company’s Registration Statement on Form F-1, which was declared effective by the SEC on December 11, 2013 (File No. 333-192246).

(2)	Incorporated by reference to the Company’s Registration Statement on Form F-1, which was declared effective by the SEC on September 15, 2014 (File No. 333-197949).

(3)	Incorporated by reference to the Company’s Report on Form 6-K, filed with the SEC on September 25, 2014.

(4)	Incorporated by reference to the Company’s Annual Report on Form 20-F, filed with the SEC on April 2, 2015.

(5)	Incorporated by reference to the Company’s Report on Form 6-K, filed with the SEC on January 4, 2016.

(6)	Incorporated by reference to the Company’s Annual Report on Form 20-F, filed with the SEC on March 1, 2016.

(7)	Incorporated by reference to the Company’s Annual Report on Form 20-F, filed with the SEC on February 28, 2017.

(8)	Incorporated by reference to the Company’s Report on Form 6-K, filed with the SEC on June 1, 2018.

(9)
The financial statements as of and for the three years ended December 31, 2018 of Scorpio Tankers Inc., prepared by Scorpio Tankers and audited by its independent registered public accounting firm, are included in this Annual Report pursuant to Rule 3-09 of Regulation S-X.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated March 20, 2019
Scorpio Bulkers Inc.
(Registrant)

/s/ Emanuele Lauro

Emanuele Lauro
Chief Executive Officer

To the Board of Directors and Shareholders of Scorpio Bulkers Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Scorpio Bulkers Inc. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

March 20, 2019

We have served as the Company’s auditor since 2013.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except per share data)

	As of December 31,
	2018	2017
Assets
Current assets
Cash and cash equivalents	$67,495	$68,535
Due from related parties	7,338	6,555
Inventories	3,595	3,674
Prepaid expenses and other current assets	5,671	3,791
Total current assets	84,099	82,555
Non-current assets
Vessels, net	1,507,918	1,534,782
Equity investment	92,281	—
Vessels under construction	—	6,710
Deferred financing cost, net	3,706	3,068
Other assets	474	474
Due from related parties	15,348	15,821
Total non-current assets	1,619,727	1,560,855
Total assets	$1,703,826	$1,643,410

Liabilities and shareholders’ equity
Current liabilities
Bank loans, net	$60,310	$46,993
Financing obligation	4,594	1,144
Senior Notes, net	73,253	—
Accounts payable and accrued expenses	13,976	10,087
Due to related parties	481	366
Total current liabilities	152,614	58,590
Non-current liabilities
Bank loans, net	621,179	576,967
Financing obligation	69,229	17,747
Senior Notes, net	—	72,726
Total non-current liabilities	690,408	667,440
Total liabilities	843,022	726,030
Commitment and contingencies (Note 7)
Shareholders’ equity
Preferred shares, $0.01 par value; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common shares, $0.01 par value per share; authorized 212,500,000 and 112,500,000 shares as of December 31, 2018 and December 31, 2017, respectively; issued and outstanding 71,217,258 and 74,902,364 shares as of December 31, 2018 and December 31, 2017, respectively	796	762
Paid-in capital	1,747,648	1,745,844
Common shares held in treasury, at cost; 8,567,846 and 1,465,448 shares at December 31, 2018 and December 31, 2017, respectively	(56,720)	(11,004)
Accumulated deficit	(830,920)	(818,222)
Total shareholders’ equity	860,804	917,380

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except per share data)

Total liabilities and shareholders’ equity	$1,703,826	$1,643,410

See notes to the consolidated financial statements.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statements of Operations
(Amounts in thousands, except per share data)

	For the Year Ended December 31,
	2018	2017	2016
Revenue:
Vessel revenue	$—	$—	$—
Vessel revenue-related party pools	242,502	162,205	78,402
Total vessel revenue	242,502	162,205	78,402
Operating expenses:
Voyage expenses	549	257	(364)
Voyage expenses-related party	—	172	319
Vessel operating costs	90,276	77,272	61,641
Vessel operating costs-related party	15,199	9,392	7,191
Charterhire expense	4,176	5,392	17,356
Charterhire termination	—	—	10,000
Vessel depreciation	56,607	48,510	36,562
General and administrative expenses	23,869	22,359	29,141
General and administrative expenses-related party	8,516	6,722	4,854
Loss / write down on assets held for sale	—	17,354	11,433
Loss / write down on assets held for sale-related party	—	347	1,000
Total operating expenses	199,192	187,777	179,133
Operating income (loss)	43,310	(25,572)	(100,731)
Other income (expense):
Interest income	1,107	1,100	933
Income (loss) from equity investment-related party	(7,178)	—	—
Foreign exchange gain (loss)	(68)	(292)	(116)
Financial expense, net	(49,869)	(34,962)	(24,921)
Total other expense	(56,008)	(34,154)	(24,104)
Net loss	$(12,698)	$(59,726)	$(124,835)
Weighted-average shares outstanding:
Basic	71,827	71,794	56,174
Diluted	71,827	71,794	56,174
Loss per common share:
Basic	$(0.18)	$(0.83)	$(2.22)
Diluted	$(0.18)	$(0.83)	$(2.22)

See notes to the consolidated financial statements.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
(Dollars in thousands)

	Number of shares outstanding	Common stock	Paid-in capital	Treasury stock	Accumulated deficit	Total
Balance as of December 31, 2015	28,686,561	$287	$1,567,905	$—	$(633,661)	$934,531
Net loss					(124,835)	(124,835)
Net proceeds from common stock offering:
Public offering	44,000,000	440	127,672	—	—	128,112
Common stock issued to SSH	51,679	—	198	—	—	198
Issuance of shares of restricted stock, net of forfeitures	2,560,436	26	(26)	—	—	—
Restricted stock amortization	—	—	18,609	—	—	18,609
Balance as of December 31, 2016	75,298,676	$753	$1,714,358	$—	$(758,496)	$956,615
Net loss					(59,726)	(59,726)
Common stock issued to SSH	12,946	—	82	—	—	82
Common stock issued purchase of vessels	910,802	9	7,368	—	—	7,377
Warrants issued for vessel purchase	—	—	12,900	—	—	12,900
Purchase of common stock for treasury	(1,465,448)	—	—	(11,004)	—	(11,004)
Cash dividends declared on common stock ($0.02 per common share)	—	—	(1,509)	—	—	(1,509)
Issuance of restricted stock, net of forfeitures	145,388	—	—	—	—	—
Restricted stock amortization	—	—	12,645	—	—	12,645
Balance as of December 31, 2017	74,902,364	762	1,745,844	(11,004)	(818,222)	917,380
Net loss					(12,698)	(12,698)
Common stock issued	1,592,594	16	(16)	—	—	—
Purchase of common stock for treasury	(7,102,398)	—	—	(45,716)	—	(45,716)
Cash dividends declared on common stock ($0.08 per common share)		—	(6,042)	—	—	(6,042)
Issuance of restricted stock, net of forfeitures	1,824,698	18	(18)	—	—	—
Restricted stock amortization		—	7,880	—	—	7,880
Balance as of December 31, 2018	71,217,258	796	1,747,648	(56,720)	(830,920)	860,804

See notes to the consolidated financial statements.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Dollars in thousands)

	December 31,
	2018	2017	2016
Operating activities
Net loss	$(12,698)	$(59,726)	$(124,835)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:
Restricted stock amortization	7,880	12,645	18,609
Vessel depreciation	56,607	48,510	36,562
Amortization of deferred financing costs	9,582	6,085	4,137
Write off of deferred financing costs	—	470	3,781
Loss / write down on assets held for sale	—	16,471	10,555
Net unrealized losses on investments	7,719	—	—
Dividend income on equity investment	(541)	—	—
Changes in operating assets and liabilities:
Increase (decrease) in inventories, prepaid expenses and other current assets	(1,798)	1,982	(483)
Decrease (increase) in accounts payable and accrued expenses	3,890	713	(6,178)
(Decrease) increase in related party balances	(195)	(7,568)	5,656
Net cash provided by (used in) operating activities	70,446	19,582	(52,196)
Investing activities
Equity investment	(100,000)	—	—
Dividend income on equity investment	541	—	—
Proceeds from sale of assets held for sale	—	44,340	271,376
Payments on assets classified as held for sale	—	—	(98,445)
Drydock and scrubber payments	(1,235)	—	—
Payments for vessels and vessels under construction	(21,799)	(217,033)	(408,307)
Net cash used in investing activities	(122,493)	(172,693)	(235,376)
Financing activities
Proceeds from issuance of common stock	—	—	128,112
Common stock repurchased	(45,716)	(11,004)	—
Dividends paid	(6,042)	(1,509)	—
Proceeds from issuance of debt	469,225	287,554	247,243
Repayments of long term debt	(358,858)	(153,003)	(185,239)
Debt issue cost paid	(7,602)	(2,126)	(1,110)
Net cash provided by financing activities	51,007	119,912	189,006
Decrease in cash and cash equivalents	(1,040)	(33,199)	(98,566)
Cash and cash equivalents, beginning of period	68,535	101,734	200,300
Cash and cash equivalents, end of period	$67,495	$68,535	$101,734
Supplemental cash flow information:
Interest paid	$39,727	$27,667	$22,647
Non-cash investing and financing activities
Amounts payable vessels and vessels under construction	$—	$—	$207
Issuance of common stock	—	—	147
Interest capitalized	—	361	6,951
Issuance of shares and warrants for vessel purchases	—	20,268	—

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
As of December 31, 2018, the Company owned or finance leased 56 vessels (consisting of 19 Kamsarmax vessels and 37 Ultramax vessels) and time chartered-in one Ultramax vessel.
Our vessels are commercially managed by Scorpio Commercial Management S.A.M., or SCM, which is majority owned by the Lolli-Ghetti family of which Emanuele Lauro, our Chairman and Chief Executive Officer, and Filippo Lauro, our Vice President, are members. SCM’s services include securing employment, in pools, in the spot market, and on time charters.
Our vessels are technically managed by Scorpio Ship Management S.A.M., or SSM, which is majority owned by the Lolli-Ghetti family. SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services as necessary to operate the vessels such as drydocks and vetting/inspection under a technical management agreement.
We also have an administrative services agreement with Scorpio Services Holding Limited, or SSH, which is majority owned by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include accounting, legal compliance, financial, information technology services, the provision of administrative staff, and office space. Under the administrative services agreement, we also reimburse SSH for any direct or indirect expenses that it incurs in providing these services.
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

The fair market values of the Company’s vessels also experience high volatility. The fair market value of the vessels may increase or decrease depending on a number of factors including, but not limited to, the prevailing level of charter rates and day rates, general economic and market conditions affecting the international shipping industry, types, sizes and ages of vessels, supply and demand for vessels, availability of or developments in other modes of transportation, competition from other shipping companies, cost of newbuildings, governmental or other regulations and technological advances. In addition, as vessels grow older they generally decline in value. If the fair market value of vessels declines, the Company may not be in compliance with certain provisions of its credit facilities and it may not be able to refinance its debt. The prepayment of certain credit facilities may be necessary for the Company to maintain compliance with certain covenants in the event that the value of its vessels falls below a certain level. Additionally, if the Company sells any of its vessels at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying value on its consolidated financial statements, resulting in a loss on sale or an impairment loss being recognized, ultimately leading to a reduction in earnings. Furthermore, if vessel values fall significantly, this could indicate a decrease in the recoverable amount for the vessel which may result in an impairment adjustment in the carrying value of the vessel.

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
Revenue recognition
The Company adopted ASU 2014-9, “Revenue from Contracts with Customers”, for the reporting period commencing on January 1, 2018 and elected to use the modified retrospective approach. The core principal of the standard is that an entity will recognize revenue at an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring such goods or services to a customer (as defined in the standard). Its adoption primarily changes the method of recognizing revenue for voyage charters from the discharge-to-discharge method to the loading-to-discharge method. Under the discharge-to-discharge method, revenue is recognized from the discharge of the prior voyage, or contract date of the current voyage if later, until the discharge of the current voyage. Under the load-to-discharge method, revenue is recognized from the load of a voyage until its discharge. The quantitative impact of the adoption of this new guidance did not have any effect on the timing of revenue recognition and therefore required no adjustment to the opening retained earnings as of January 1, 2018 as the Company was not engaged in any voyage charters. At the present time, virtually all of the Company’s revenues are sourced from commercial pools which, along with time charters, fall under the guidance of US GAAP for leases. In commercial pools the Company participates with other shipowners to operate a large number of vessels as an integrated transportation system, which offers customers greater flexibility and a higher level of service while achieving scheduling efficiencies. The operation of the pool enables both pool customers and participants to share the benefits achieved from these efficiencies. Under pooling arrangements, vessels are leased to and placed at the disposal and control of the pool during their participation in the pool. The Pool Manager negotiates and enters into arrangements for the commercial employment and operation of the pool vessels so as to secure the highest earnings to be shared among the pool participants. All revenues earned by the pool from the operation of the pool vessels, after deduction of all costs involved in the operation of the pool, is shared among the pool participants based upon pool points, in accordance with the contract.
Voyage expenses
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
Technical management fees are paid to SSM (See Note 15, Related Party Transactions). Pursuant to the Revised Master Agreement, SSM provides us with technical services, and we provide it with the ability to subcontract technical management of our vessels.
Foreign currencies
The individual financial statements of Scorpio Bulkers Inc. and each of its subsidiaries are maintained in the currency of the primary economic environment in which we operate (its functional currency), which in all cases is U.S. dollars. For the purpose of the consolidated financial statements, our results and financial position are also expressed in U.S. dollars.
In preparing the consolidated financial statements of Scorpio Bulkers Inc. and each of its subsidiaries, transactions in currencies other than the U.S. dollar are recorded at the rate of exchange prevailing on the dates of the transactions. Any change in exchange rate between the date of recognition and the date of settlement may result in a gain or loss which is included in the Consolidated Statement of Operations. At the end of each reporting period, monetary assets and liabilities denominated in other currencies are retranslated into the functional currency at rates ruling at that date. All resultant exchange differences are included in the Consolidated Statement of Operations.
Cash and cash equivalents
Cash and cash equivalents are comprised of cash on hand and demand deposits, and other short-term highly-liquid investments with original maturities of three months or less, and that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.
Inventories
Inventories consist mainly of lubricating oils used in the operations of the vessels and are stated at the lower of cost or net realizable value. Cost is determined using the first in first out method.
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
The carrying value of the Company’s vessels does not represent the fair market value of such vessels or the amount it could obtain if it were to sell any of its vessels, which could be more or less. Under U.S. GAAP, the Company would not record a loss if the fair market value of a vessel (excluding its charter) is below its carrying value unless and until it determines to sell that vessel or the vessel is impaired as discussed below under “Impairment of long-lived assets held for use.”
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
Deferred drydocking costs
The vessels are required to undergo planned drydocks or underwater inspections for replacement of certain components, major repairs and maintenance of other components, which cannot be carried out while the vessels are operating, approximately every 30 months or 60 months depending on the nature of work and external requirements. These drydock costs are capitalized and depreciated on a straight-line basis over the estimated period until the next drydock. When the drydock expenditure occurs prior to the expiry of the period, the remaining balance is expensed. The Company had no drydocking activity during the three years ended December 31, 2018.
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
Impairment of long-lived assets held for use
In accordance with ASC subtopic 360-10, Property, Plant and Equipment, long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset or asset group and its eventual disposition.

For purposes of recognition and measurement of an impairment loss, long-lived assets are grouped with other assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets, which is generally at the vessel pool level for vessels operating within pools. In performing its impairment review, the Company performs a recoverability test comparing an estimate of undiscounted cash flows to carrying value to determine if the asset group is impaired. In developing its estimates of undiscounted cash flows, the Company makes significant assumptions and estimates about future performance, with the most significant assumptions relating to (i) charter rates on expiry of existing charters, which are based on the current fixing applicable to five-year time charter rates and thereafter, the ten-year historical average for each category of vessel (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) drydocking frequency, duration and cost (v) estimated useful life which is assessed as a total of 25 years and (vi) estimated scrap values. In the case of an indication of impairment, the results of a recoverability test would also be sensitive to the discount rate applied.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

An impairment loss is recognized when the carrying amount of the asset group is greater than both the undiscounted cash flows and its fair value. In instances where the carrying value of an asset group is not recoverable, measurement of the impairment loss is based upon the amount by which the collective fair values of the vessels in the asset group exceed their collective carrying values. The fair values are determined based upon available market data as well as third party valuations performed on each individual vessel.

During our fourth quarter 2018 assessment, we determined that the undiscounted future income streams expected to be generated by each asset group, over their remaining operating lives exceeded and therefore would be sufficient to recover their respective carrying values and, accordingly, we confirmed that our vessels were not impaired under U.S. GAAP. As of December 31, 2018 we owned 56 vessels with an average remaining useful life of 22 years.

During the year ended December 31, 2017, there were no changes in circumstances or events that indicated that the carrying amount of our vessel pools or vessels under construction may not be recoverable and therefore, an assessment of impairment was not performed.

During our fourth quarter 2016 assessment, we determined that the undiscounted future income streams expected to be generated by each of our asset groups, over their remaining operating lives exceeded and therefore would be sufficient to recover their respective carrying values and, accordingly, we confirmed that our vessels were not impaired under U.S. GAAP.  As of December 31, 2016 we owned 42 vessels with an average remaining useful life of 24 years.

In our impairment testing, we also examine the sensitivity of the future income streams expected to be earned by reviewing other scenarios relative to the initial assumptions we used to see if the resulting impact would have resulted in a different conclusion. Accordingly, we perform sensitivity analyses based on more conservative charter rates and expected useful lives for our vessels. In the first sensitivity analysis, we lowered charter rate assumptions to 96% of the long-term averages of Kamsarmax and Ultramax vessels, respectively (holding all other critical assumptions constant), while in our second sensitivity analysis; we decreased our vessels’ estimated useful lives by approximately 9% for each vessel class (holding all other critical assumptions constant). We then evaluated the outcomes of the sensitivity analyses performed to assess their impact on our conclusions. In both analyses, we found that there was no impairment of any of our assets or asset groups.
Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may decrease, which could adversely affect our revenue and profitability, and any future assessments of vessel impairment.
Management will continue to monitor developments in charter rates in the markets in which it participates with respect to the expectation of future rates over an extended period of time that are utilized in the analyses.
Fair value of financial instruments
Substantially all of the Company’s financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents, interest rate caps, amounts due to / from charterers, accounts payable and long-term debt, are carried at market value or estimated fair value. Please also see “Equity Investments” below.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

Deferred financing costs, net
Deferred financing costs, included in other assets or as a reduction to debt balances (as described above), consist of fees, commissions and legal expenses associated with obtaining or modifying loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method and are included in Financial expense, net in the Consolidated Statement of Operations. Amortization was $9.6 million, $6.1 million, and $4.1 million, respectively, for the years ended December 31, 2018, 2017 and 2016. Deferred financing costs were $37.8 million and $30.2 million, and accumulated amortization was $21.7 million and $12.1 million as of December 31, 2018 and 2017, respectively. Amortization for the next five years based on balances as of December 31, 2018 are as follows (in millions):

2019	$4.5
2020	3.7
2021	2.8
2022	2.1
2023	1.3
Total	$14.4
The Company wrote off $3.8 million of deferred financing costs during the year ended December 31, 2018 related to the refinancing of existing debt. The Company wrote off $0.5 million during the year ended December 31, 2017 associated with the portion of deferred financing costs accumulated on credit facilities for which the commitments were reduced due to the sale of vessels.
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
Share-based Compensation
We follow ASC Subtopic 718-10, Compensation-Stock Compensation, for restricted stock issued under our equity incentive plan. Share-based compensation expense requires measurement of compensation cost for share-based awards at fair value and recognition of compensation cost over the vesting period. The restricted stock awards granted to our employees and directors have graded vesting schedules and contain only service conditions. The Company recognizes compensation cost on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.
The fair value of restricted stock awards is based on the fair value of the Company’s common stock on the grant date.
Income tax
Scorpio Bulkers Inc. is incorporated in the Republic of the Marshall Islands, and its vessel owning subsidiaries are incorporated in the Republic of the Marshall Islands. In accordance with the income tax laws of the Marshall Islands, we are not subject to Marshall Islands income tax. We are also exempt from income tax in other jurisdictions including the United States of America due to tax treaties or domestic tax laws; therefore, we will not have any tax charges, benefits, or balances.
Concentration of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk are amounts due from charterers and from related parties. With respect to balances due from the Scorpio Ultramax Pool, and the Scorpio Kamsarmax Pool (see Note 15, Related Party Transactions), the Company, through SCM, limits its credit risk by performing ongoing credit evaluations and, when deemed necessary, requires letters of credit, guarantees or collateral.  The Company earned 36%, and 64% of its revenues from two customers during the year ended December 31, 2018. The Company earned 42% and 58% of its revenues, from two customers during the year ended December 31, 2017. During the year ended December 31, 2016, the Company earned 40% and 60% of its revenues (including commissions from SCM) from two customers. Management does not believe significant risk exists in connection with the Company’s concentrations of credit at December 31, 2018 due to the number of charterers with which the pools conduct business.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

At December 31, 2018, the Company maintains all of its cash and cash equivalents with seven financial institutions.  None of the Company’s cash and cash equivalent balances are covered by insurance in the event of default by these financial institutions.
Interest rate risk
The Company is exposed to the impact of interest rate changes primarily through its variable-rate borrowings which consist of borrowings under its secured credit facilities. Significant increases in interest rates could adversely affect our margins, net income and our ability to service our debt.  The Company has entered into derivative contracts to hedge its overall exposure to interest rate risk exposure (see Derivative financial instruments below for further information).
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. We manage liquidity risk by maintaining adequate reserves and borrowing facilities and by continuously monitoring forecast and actual cash flows.
Current economic conditions make forecasting difficult, and there is the possibility that our actual trading performance during the coming year may be materially different from expectations. Additionally, it is also likely that additional, currently uncommitted, sources of financing will be required to meet the financial commitments relating to the scheduled maturities of our Senior Notes due 2019 and to finance the final portion of our investment in exhaust gas cleaning systems (“scrubbers”). We could also pursue other means to raise liquidity, such as through the sale of vessels, to meet these obligations. There can be no assurance that these or other measures will be successful and a deterioration in economic conditions or a failure to refinance our debt that is maturing could cause us to breach our debt covenants and could have a material adverse effect on our business, results of operations, cash flows and financial condition.
Based on internal forecasts and projections, which assume the refinancing of certain outstanding debt and the financing of the final portion of our investment in scrubbers, and that take into account reasonably possible changes in our trading performance, in addition to our ability to (i) sell or refinance certain vessels or to (ii) sell our investment in Scorpio Tankers Inc. (“Scorpio Tankers”), we believe that we have adequate financial resources to continue in operation and meet our financial commitments (including but not limited to debt service obligations, installments relating to the purchase of exhaust gas cleaning systems and charterhire commitments) for a period of at least 12 months from the date of issuance of this annual report. Accordingly, we continue to adopt the going concern basis in preparing our financial statements.
Currency and exchange rate risk
The international shipping industry’s functional currency is the U.S. Dollar. Virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain operating expenses in currencies other than the U.S. Dollar, and the foreign exchange risk associated with these operating expenses is immaterial.
Equity Investments
We account for equity investments under the equity method. Equity investments for which we have the ability to exercise significant influence, but not control over the investee and are not the primary beneficiary of the investee’s activities are accounted for under the equity method. At December 31, 2018, the Company’s equity method investments consist solely of an approximately 10.5% common stock ownership interest in a related party over which it has the ability to exercise significant influence, Scorpio Tankers acquired in October 2018. In accounting for its investment in Scorpio Tankers, the Company has elected to use the fair value option, available under ASC 825 for investments subject to the equity method of accounting, as it more accurately reflects the economic substance of its ownership interest in Scorpio Tankers. The initial election of the fair value option did not have any impact on the Company’s earnings. The Company measures its fair value based upon the quoted market price of Scorpio Tankers common stock. Our share of gains and losses in the fair value of the Scorpio Tankers investment as well as dividend income are recorded in Income (loss) from equity investment - related party in the Consolidated Statement of Operations. At December 31, 2018, the Company did not have any cost method investments.
Derivative financial instruments
The Company uses derivative financial instruments, primarily interest rate caps, to hedge certain interest rate exposure. The Company does not use derivative financial instruments for speculative purposes.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

All derivative financial instruments are carried on the balance sheet at fair value. Fair value of derivatives is determined by reference to observable prices that are based on inputs not quoted on active markets, but corroborated by market data. The accounting for changes in the fair value of a derivative instrument depends on whether the derivative has been designated as and qualifies as part of a hedging relationship. The use of derivative instruments has been limited to interest rate cap agreements. The fair values of derivative instruments are included in Other assets in the accompanying balance sheets. The Company has not elected to designate any of its derivative instruments as hedging instruments under ASC 815, Derivatives and Hedging, and as such the gain or loss on the derivative is recognized in Financial expense, net in current earnings during the period of change.
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
Recent accounting pronouncements
In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, “Leases”, which was intended to improve financial reporting of leasing transactions. The ASU requires organizations that lease assets, or lessees, to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with terms of more than twelve months. The accounting for lease arrangements by the lessors will remain largely unchanged from current U.S. GAAP. The ASU also requires additional quantitative and qualitative disclosures to help financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. The ASU is effective for fiscal years and interim periods beginning after December 15, 2018 although early adoption is permitted. The ASU requires reporting organizations to take a modified retrospective transition approach.
In its review of its contracts to assess the overall impact of the guidance, the Company has determined that the existing pool arrangements meet the definition of leases under ASU 2016-02. As lessor, the Company leases its vessels to pools, which manage the vessels in order to enter into transportation contracts with their customers and enjoy the economic benefits derived from such arrangements.  Furthermore, the pools can direct the use of a vessel (subject to certain limitations in the pool or charter agreement) throughout the period of use. In July 2018, the FASB issued ASU 2018-11, “Leases (Topic 842): Targeted Improvements”, which amended FASB Accounting Standards Codification (“ASC”) Topic 842, “Leases”, to (i) provide a practical expedient for lessors regarding the separation of the lease and non-lease components of a contract and (ii) add an optional transition method that would permit entities to apply the new requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the year of the adoption. In its assessment, the Company concluded that the criteria for not separating the lease and non-lease components of its arrangements are met since: (a) the timing and pattern of transfer are the same for both the lease and non-lease components, (b) the lease component of the contracts, if accounted for separately, would be classified as an operating lease, and (c) the lease component is the predominant component in the arrangement. Therefore, the Company will account for the combined component as an operating lease in accordance with ASC 842. As a result, an entity’s reporting for the comparative periods presented in the financial statements in which it adopts the new lease standard will continue to be in accordance with current GAAP. The Company adopted this new standard on January 1, 2019, applying the optional transition option, with no restatement of comparative figures for prior periods. The Company does not expect this standard to impact the accounting for its vessels operating within the pools or under time chartered-out arrangements.
The standard will result in the recognition of right-of-use assets and corresponding liabilities, on the basis of the discounted remaining future minimum lease payments, for chartered-in vessel commitments of over 12 months only, which have historically been reported as operating leases and recognized solely in the income statement on a straight-line basis. The impact of this standard as it pertains to time or bareboat chartered-in vessels will not have an impact upon first time adoption, as the Company’s operating fleet includes only one chartered-in vessel at December 31, 2018, which has a lease term of less than twelve months and does not require recognition on the Consolidated Balance Sheet.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

Recently adopted accounting standards

In May 2017, the FASB issued ASU 2017-09, “Compensation - Stock Compensation (Topic 718): Scope of Modification Accounting”, which clarifies when changes to the terms or conditions of a share-based payment must be accounted for as modifications. Under the new guidance, an entity will not apply modification accounting to a share-based payment award if all of the following are the same immediately before and after the change: (i) the award’s fair value, (ii) the award’s vesting conditions, and (iii) the award’s classification as an equity or liability instrument. The new guidance does not change the accounting for modifications. The guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017 for all entities. The adoption of ASU 2017-09 did not have a significant impact on the Company’s Consolidated Financial Statements or financial disclosures.

In November 2016, the FASB issued ASU 2016-18, “Restricted Cash”. When cash, cash equivalents, restricted cash and restricted cash equivalents are presented in more than one line item on the balance sheet, the new guidance requires a reconciliation of the totals in the statement of cash flows to the related captions in the balance sheet. This reconciliation can be presented either on the face of the statement of cash flows or in the notes to the financial statements. The guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those years. The adoption of ASU 2016-018 did not have a significant impact on the Company’s Consolidated Statement of Cash Flows.

In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments”, which addresses classification issues related to the statement of cash flows. Classification issues relate to (i) debt repayment or debt extinguishment costs, (ii) settlement of zero-coupon bonds, (iii) contingent consideration payments made after a business combination, (iv) proceeds from the settlement of insurance claims, (v) proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies, (vi) distributions received from equity method investees, (vii) beneficial interests in securitization transactions, and (viii) separately identifiable cash flows and application of the predominance principle. The guidance is effective for annual and interim periods in fiscal years beginning after December 15, 2017. The adoption of ASU 2016-15 did not have a significant impact on the Company’s Consolidated Statement of Cash Flows.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” (Topic 606). This standard requires entities to (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company adopted ASU 2014-9 for the reporting period commencing on January 1, 2018 and elected to use the modified retrospective approach. Its adoption primarily changes the method of recognizing revenue for voyage charters from the discharge-to-discharge method to the loading-to-discharge method. Under the discharge-to-discharge method, revenue is recognized from the discharge of the prior voyage, or contract date of the current voyage if later, until the discharge of the current voyage. Under the load-to-discharge method, revenue is recognized from the load of a voyage until its discharge. The Company’s quantitative assessment of the effects of the adoption of this new guidance indicated that the financial impact of the change in timing of revenue recognition as outlined above required no adjustment to the opening retained earnings as of January 1, 2018 as the Company was not engaged in any voyage charters. At the present time, virtually all of the Company’s revenues are sourced from commercial pools which, along with time charters, fall under the guidance of ASC Topic 842 “Leases”.

2.	Cash and cash equivalents
Cash and cash equivalents includes $10.1 million and $20.2 million of short-term deposits with original maturities of less than three months, at December 31, 2018 and 2017, respectively.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

3.	Earnings Per Common Share
The following is a reconciliation of the basic and diluted earnings per share computations (amounts in thousands, except per share data):

	For the years ended December 31,
	2018	2017	2016
Net loss for basic and diluted earnings per share	$(12,698)	$(59,726)	$(124,835)

Shares of common stock and common stock equivalents:
Weighted average shares basic	71,827	71,794	56,174
Effect of dilutive securities	—	—	—
Weighted average common shares - diluted	71,827	71,794	56,174

Loss per share:
Basic	$(0.18)	$(0.83)	$(2.22)
Diluted	$(0.18)	$(0.83)	$(2.22)
The following is a summary of share equivalents not included in the computation of diluted earnings per share because their effects would have been anti-dilutive for the years ended December 31, 2018, 2017 and 2016 (in thousands).

	For the years ended December 31,
	2018	2017	2016
Share equivalents	3,754	4,734	3,600

4.	Vessels
At December 31, 2018, the Company owned or financed leased 19 Kamsarmax vessels and 37 Ultramax vessels. A rollforward of activity within vessels is as follows (in thousands):

Balance December 31, 2016	$1,234,081
Transfer from vessels under construction and other additions	203,682
Vessel purchases	207,000
Vessel sales	(61,471)
Depreciation	(48,510)
Balance December 31, 2017	$1,534,782
Transfer from vessels under construction and other additions	29,743
Depreciation	(56,607)
Balance December 31, 2018	$1,507,918
Depreciation includes depreciation related to our finance leased vessels. All of our vessels serve as collateral against existing loan facilities.
In November 2018, the Company entered into agreements with third parties to purchase exhaust gas cleanings systems (“scrubbers”) for 18 of its vessels in 2019 and for 10 of its vessels in 2020.  The total value of these agreements is estimated to be $41.9 million.  The systems that are being fitted are of ‘hybrid ready’ design, which allows them to be upgraded to a ‘closed loop’ configuration at

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

a future date. As part of the agreement, the Company also has an option to purchase exhaust gas cleaning systems for up to 18 additional vessels in 2020.
Vessel Purchases
During 2017, the Company acquired nine Ultramax vessels from two unaffiliated third parties for an aggregate of $207.0 million ($186.7 million in cash and $20.3 million in the Company’s common stock). All of the vessels were built in Chinese shipyards. Two were built in 2014, four were built in 2015, one was built in 2016 and two were built in 2017.
Vessel Sales
During 2017, the Company sold the SBI Charleston and SBI Cakewalk, two 2014 built Kamsarmax vessels, for approximately $22.5 million each, recorded a loss of $17.7 million and wrote off $0.5 million of deferred financing costs. The Company also repaid the related debt of approximately $20.1 million.
Owned or Finance Leased vessels

Vessel Name	Year Built	DWT	Vessel Type
SBI Antares	2015	61,000	Ultramax
SBI Athena	2015	64,000	Ultramax
SBI Bravo	2015	61,000	Ultramax
SBI Leo	2015	61,000	Ultramax
SBI Echo	2015	61,000	Ultramax
SBI Lyra	2015	61,000	Ultramax
SBI Tango	2015	61,000	Ultramax
SBI Maia	2015	61,000	Ultramax
SBI Hydra	2015	61,000	Ultramax
SBI Subaru	2015	61,000	Ultramax
SBI Pegasus	2015	64,000	Ultramax
SBI Ursa	2015	61,000	Ultramax
SBI Thalia	2015	64,000	Ultramax
SBI Cronos	2015	61,000	Ultramax
SBI Orion	2015	64,000	Ultramax
SBI Achilles	2016	61,000	Ultramax
SBI Hercules	2016	64,000	Ultramax
SBI Perseus	2016	64,000	Ultramax
SBI Hermes	2016	61,000	Ultramax
SBI Zeus	2016	60,200	Ultramax
SBI Hera	2016	60,200	Ultramax
SBI Hyperion	2016	61,000	Ultramax
SBI Tethys	2016	61,000	Ultramax
SBI Phoebe	2016	64,000	Ultramax
SBI Poseidon	2016	60,200	Ultramax
SBI Apollo	2016	60,200	Ultramax
SBI Samson	2017	64,000	Ultramax
SBI Phoenix	2017	64,000	Ultramax
SBI Aries	2015	64,000	Ultramax
SBI Taurus	2015	64,000	Ultramax
SBI Gemini	2015	64,000	Ultramax
SBI Pisces	2016	64,000	Ultramax
SBI Libra	2017	64,000	Ultramax

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

Vessel Name	Year Built	DWT	Vessel Type
SBI Virgo	2017	64,000	Ultramax
SBI Jaguar	2014	64,000	Ultramax
SBI Cougar	2015	64,000	Ultramax
SBI Puma	2014	64,000	Ultramax
Total Ultramax		2,307,800
SBI Samba	2015	84,000	Kamsarmax
SBI Rumba	2015	84,000	Kamsarmax
SBI Capoeira	2015	82,000	Kamsarmax
SBI Electra	2015	82,000	Kamsarmax
SBI Carioca	2015	82,000	Kamsarmax
SBI Conga	2015	82,000	Kamsarmax
SBI Flamenco	2015	82,000	Kamsarmax
SBI Bolero	2015	82,000	Kamsarmax
SBI Sousta	2016	82,000	Kamsarmax
SBI Rock	2016	82,000	Kamsarmax
SBI Lambada	2016	82,000	Kamsarmax
SBI Reggae	2016	82,000	Kamsarmax
SBI Zumba	2016	82,000	Kamsarmax
SBI Macarena	2016	82,000	Kamsarmax
SBI Parapara	2017	82,000	Kamsarmax
SBI Swing	2017	82,000	Kamsarmax
SBI Mazurka	2017	82,000	Kamsarmax
SBI Jive	2017	82,000	Kamsarmax
SBI Lynx	2018	82,000	Kamsarmax
Total Kamsarmax		1,562,000
Total Owned or Finance Leased Vessels DWT		3,869,800

5.	Vessels under construction
The Company had no vessels under construction at December 31, 2018. Vessels under construction amounted to $6.7 million as of December 31, 2017.
A rollforward of activity within vessels under construction is as follows (in thousands):

Balance December 31, 2016	$180,000
Installment payments and other	29,642
Capitalized interest	361
Transferred to vessels	(203,293)
Balance December 31, 2017	$6,710
Installment payments and other	20,366
Transferred to vessels	(27,076)
Balance December 31, 2018	$—
During 2017, the Company agreed to acquire one Kamsarmax vessel from an unaffiliated third party for $25.5 million. $6.7 million of the contract price was paid as of December 31, 2017, with the remainder of the contract price paid in full and the vessel delivered from the Chinese shipyard in which it was constructed during 2018.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

6.	Assets Held for Sale
The Company did not have any vessels classified as held for sale at December 31, 2018 or 2017.
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
Legal Matters
The Company is periodically involved in litigation and various legal matters that arise in the normal course of business. Such matters are subject to many uncertainties and outcomes which are not predictable. At the current time, the Company does not believe that any legal matters could have a material adverse effect on its financial position or future results of operations and therefore has not recorded any reserves in relation thereto as of December 31, 2018.
Capital Commitments
At December 31, 2018, the Company is a party to an agreement to purchase exhaust gas cleaning systems for 18 of its vessels in 2019 and for 10 of its vessels in 2020. The total value of these agreements is estimated to be $41.9 million, of which $40.7 million remained unpaid at December 31, 2018. Payments are expected to be made throughout 2019 and 2020 as the scrubber systems are installed on the vessels, with final payments expected to be made in the first quarter of 2021.
Time chartered-in vessels
The Company time charters-in one vessel, which was entered into and operated out of a spot market-oriented commercial pool managed by our commercial manager. The Company has an agreement to charter-in one drybulk vessel. The terms of the time charter-in contract are summarized as follows:

Vessel Type	Year Built	DWT	Where Built	Daily Base Rate	Earliest Expiry
Ultramax	2017	62,100	Japan	$10,125	30-Sept-19
Aggregate TC DWT		62,100
The future minimum obligation under the non-cancellable time charter-in agreement as of December 31, 2018 was $2.8 million.
Debt
See Note 11, Debt, to the consolidated financial statements for a schedule of debt and financing obligation payments as of December 31, 2018.
Other
The Company also has certain commitments related to the commercial and technical management of its vessels. As of December 31, 2018, we would be obligated to pay termination fees of $3.8 million to SCM and SSM if we were to cancel our service agreements with them as of December 31, 2018. We are also required to pay SCM for each vessel that we own an amount equal to three months of commissions that SCM would have expected to earn had the contracts not been terminated.  Due to the variable nature of the commissions, they have been excluded from these figures.
There are no material post-employment benefits for our executive officers or directors.  By law, our employees in Monaco are entitled to a one-time payment of up to two months salary upon retirement if they meet certain minimum service requirements.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

8.	Accounts Payable and Accrued Expenses
Accounts payable and accrued expenses consist of the following:

	As of
(in thousands)	December 31, 2018	December 31, 2017
Accounts payable	$4,948	$3,907
Accrued operating	1,705	2,580
Accrued administrative	7,323	3,600
Accounts payable and accrued expenses	$13,976	$10,087
Accounts payable primarily consists of obligations to suppliers arising in the normal course of business. Accrued operating relates to obligations arising from operation of the Company’s owned, financed leased and chartered-in vessels, such as operating costs. Accrued administrative relates to obligations that are corporate or financing in nature, such as payroll, professional fees, interest and commitment fees.

9.	Common Shares
As of December 31, 2018 the Company had:

•	Approximately 71.2 million common shares outstanding, the $0.01 par value of which is recorded as common stock of $0.8 million.

•	Paid-in capital of $1.7 billion which substantially represents the excess net proceeds from common stock issuances over the par value as well as the amount of cumulative restricted stock amortization.

•	Treasury stock of $56.7 million representing the cost at which the Company repurchased approximately 8.6 million shares
Share Repurchase Program
In October 2018, the Company’s Board of Directors authorized a new share repurchase program to purchase up to an aggregate of $50.0 million of its common shares (the “New Share Repurchase Program”). This New Share Repurchase Program replaced the Company’s Share Repurchase Program that was previously authorized in September 2017 and that was terminated in conjunction with the New Share Repurchase Program. The specific timing and amounts of the repurchases were in the sole discretion of management and subject to variation based on market conditions and other factors. The Company was not obligated under the terms of the program to repurchase any of its common shares. The authorization had no expiration date. As of December 31, 2018, $24.8 million remained available under the program. The New Share Repurchase Program was terminated on January 25, 2019; please see Note 18 “Subsequent Events”.

Dividend
During 2018, the Company’s Board of Directors declared and we paid quarterly cash dividends totaling $0.08 per share, or $6.0 million.

Other
In June 2018, upon receiving shareholder approval, the Company further amended its Amended and Restated Articles of Incorporation to increase the Company’s total number of authorized shares to 262,500,000, consisting of 212,500,000 common shares and 50,000,000 preferred shares.
In connection with an agreement to purchase three Ultramax vessels, on November 5, 2017, the Company issued warrants to purchase approximately 1.6 million common shares at an exercise price of $8.10 per share to an unaffiliated third party as part of the total consideration paid. The warrants were exercised in the first quarter of 2018.

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
In June 2016, upon receiving shareholder approval, the Company further amended its Amended and Restated Articles of Incorporation to increase the Company’s total number of authorized shares to 162,500,000, consisting of 112,500,000 common shares and 50,000,000 preferred shares.
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
The Scorpio Bulkers Inc. 2013 Equity Incentive Plan, or the Plan, was approved by the Company’s Board of Directors and became effective on September 30, 2013 and was last amended to reserve additional common shares for issuance pursuant to the Plan on August 20, 2018. Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the Plan), unless otherwise provided by the Plan administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full. The Board of Directors may amend or terminate the Plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Shareholder approval of Plan amendments will be required under certain circumstances. As of December 31, 2018, we had reserved a total of 5,931,962 common shares for issuance under the Plan, subject to adjustment for changes in capitalization as provided in the Plan. The Plan is administered by the Company’s Compensation Committee. The Plan will remain in effect until the tenth anniversary of the date on which the Plan was adopted by the Board of Directors, unless terminated, or extended by the Board of Directors. After the termination date, no further awards shall be granted pursuant to the Plan, but previously granted awards will remain outstanding in accordance with their applicable terms and conditions.
Under the Plan, the Company is permitted to grant incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common shares.
Under the terms of the Plan, stock options and stock appreciation rights granted under the Plan will have an exercise price equal to the fair value of a common share on the date of grant, unless otherwise determined by the Plan administrator, but in no event will the exercise price be less than the fair value of a common share on the date of grant. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the Plan administrator, but in no event will they be exercisable later than ten years from the date of grant. The Company did not grant any option awards or stock appreciation rights under the Plan during the three years ended December 31, 2018.
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
The Company recorded share-based compensation expense of $7.9 million, $12.6 million, and $18.6 million for the years ended December 31, 2018, 2017 and 2016, respectively, related to restricted stock awards, which is included in General and administrative expenses in the Consolidated Statement of Operations.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

A summary of activity for restricted stock awards during the three years ended December 31, 2018 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value $
Outstanding at December 31, 2015	1,248,163	53.56
Granted	2,582,000	3.26
Vested	(208,266)	107.82
Forfeited	(21,564)	51.50
Outstanding at December 31, 2016	3,600,333	14.36
Granted	150,000	6.25
Vested	(604,151)	44.80
Forfeited	(4,612)	5.33
Outstanding at December 31, 2017	3,141,570	8.13
Granted	1,835,532	7.33
Vested	(1,212,629)	11.79
Forfeited	(10,834)	6.57
Outstanding at December 31, 2018	3,753,639	6.56
As of December 31, 2018, there was $13.4 million of total unrecognized compensation cost related to restricted stock awards. These costs are expected to be recognized over the weighted average period of approximately one year. During 2018, restricted stock with a fair value of approximately $8.9 million vested.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

11.	Debt
The Company’s long-term debt consists of Senior Notes, bank loans and finance leases, summarized as follows:

	December 31,
(amounts in thousands)	2018	2017

Senior Notes	$73,625	$73,625

Credit Facilities:
$409 Million Credit Facility	—	174,443
$330 Million Credit Facility	140,677	247,876
$42 Million Credit Facility	14,105	22,354
$67.5 Million Credit Facility	—	40,461
$12.5 Million Credit Facility	9,400	10,183
$27.3 Million Credit Facility	9,008	18,213
$85.5 Million Credit Facility	78,972	85,500
$38.7 Million Credit Facility	35,100	38,700
$19.6 Million Lease Financing - SBI Rumba	18,101	19,268
$12.8 Million Credit Facility	12,325	—
$19.0 Million Lease Financing - SBI Tango	18,451	—
$19.0 Million Lease Financing - SBI Echo	18,481	—
$30.0 Million Credit Facility	29,420	—
$34.0 Million Credit Facility	34,000	—
$60.0 Million Credit Facility	58,797	—
$184.0 Million Credit Facility	180,229	—
$20.5 Million Lease Financing - SBI Hermes	20,299	—
$90.0 Million Credit Facility	90,000	—
Total bank loans and lease financings outstanding	767,365	656,998
Less: Current portion	(66,156)	(49,266)
	$701,209	$607,732

	December 31, 2018			December 31, 2017
(amounts in thousands)	Current	Non-current	Total	Current	Non-current	Total
Total bank loans, financing obligations and senior notes, gross	139,781	701,209	840,990	49,266	681,357	730,623
Unamortized deferred financing costs	(1,624)	(10,801)	(12,425)	(1,129)	(13,917)	(15,046)
Total bank loans, financing obligations and senior notes, net	138,157	690,408	828,565	48,137	667,440	715,577

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

The future principal and estimated interest payments (based on the interest rates in effect as of December 31, 2018) under the Company’s long-term debt over the next five years on the Company’s Senior Notes, credit facilities and financing obligations as of December 31, 2018 is as follows:

(amounts in thousands)	Principal on Bank Loans and Senior Notes	Interest on Bank Loans and Senior Notes	Financing Obligations	Total
2019	135,093	40,586	8,048	183,727
2020	70,234	32,807	8,048	111,089
2021	171,110	25,782	8,048	204,940
2022	62,824	18,515	8,048	89,387
2023	304,540	11,329	45,479	361,348
Thereafter	21,857	1,700	12,841	36,398
Total	765,658	130,719	90,512	986,889
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
The Senior Notes are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured and unsubordinated debt and are effectively subordinated to our existing and future secured debt, to the extent of the value of the assets securing such debt, and will be structurally subordinated to all existing and future debt and other liabilities of our subsidiaries. No sinking fund is provided for the Senior Notes. The Senior Notes were issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof and are listed on the New York Stock Exchange under the symbol “SLTB”. The Senior Notes require us to comply with certain covenants, including financial covenants, restrictions on consolidations, mergers or sales of assets and prohibitions on paying dividends or returning capital to equity holders if a covenant breach or an event of default has occurred or would occur as a result of such payment. If the Company undergoes a change of control, holders may require us to repurchase for cash all or any portion of their notes at a change of control repurchase price equal to 101% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the change of control purchase date.
The financial covenants include:

•	Net borrowings shall not equal or exceed 70% of total assets.

•	Tangible net worth shall always exceed $500.0 million.
The outstanding balance at December 31, 2018 was $73.6 million, which is classified as a current liability and the Company was in compliance with the financial covenants relating to the Senior Notes as of that date.
In December 2016, our Board of Directors authorized the repurchase of up to $20.0 million of our outstanding Senior Notes in open market or privately negotiated transactions. The specific timing and amounts of the repurchases, which will be funded by available cash, will be in the sole discretion of management and vary based on market conditions and other factors. This authorization has no expiration date. As of December 31, 2018, the full $20.0 million remained available for repurchase under this authorization.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

Secured Credit Facilities
The Company had 12 credit agreements in place, which are all collateralized by certain of the Company’s vessels. The following is a summary of those credit agreements as of December 31, 2018.

	$330 Million Credit Facility	$42 Million Credit Facility	$12.5 Million Credit Facility	$27.3 Million Credit Facility	$85.5 Million Credit Facility	$38.7 Million Credit Facility	$12.8 Million Credit Facility	$30.0 Million Credit Facility	$60.0 Million Credit Facility	$184.0 Million Credit Facility	$34.0 Million Credit Facility	$90.0 Million Credit Facility
Date of Agreement	July 29, 2014	January 30, 2015	December 22, 2015	December 22, 2015	December 5, 2017	December 13, 2017	June 21, 2018	September 13, 2018	September 11, 2018	September 21, 2018	October 3, 2018	November 8, 2018

Total Vessels Financed
Kamsarmax	4	1	—	—	—	—	1	2	2	6	2	—
Ultramax	9	—	1	1	6	3	—	—	2	6	—	6

Interest Rate-LIBOR+	2.925%	2.970%	3.000%	2.950%	2.850%	2.850%	2.400%	2.200%	2.250%	2.400%	2.350%	2.350%

Commitment Fee	1.170%	1.120%	—%	1.180%	1.140%	0.998%	0.960%	0.880%	0.900%	0.960%	1.175%	1.000%

Maturity Date	July 29, 2021	6 years from each drawdown	December 22, 2020	5 years from each drawdown	February 15, 2023	December 13, 2022	June 15, 2023	September 18, 2023	September 14, 2023	September 21, 2023	October 3, 2025	November 8, 2023

Amount drawn down (in thousands)	294,225	48,870	11,750	23,250	85,500	38,700	12,750	29,975	60,000	184,000	34,000	90,000

Amount outstanding (in thousands)	140,677	14,105	9,400	9,008	78,972	35,100	12,325	29,420	58,797	180,229	34,000	90,000

Carrying Value of Vessels Collateralized (in thousands)	341,875	30,507	28,723	29,463	137,819	62,314	27,188	58,584	108,364	347,736	52,822	163,961

$12.8 Million Credit Facility
On June 21, 2018, the Company entered into a senior secured credit facility for up to $12.8 million. The loan facility was used to finance up to 50% of the fair market value of the SBI Lynx. The facility has a final maturity date of June 15, 2023 and bears interest at LIBOR plus a margin of 2.40% per annum. This facility is secured by, among other things, a first preferred mortgage on the vessel and guaranteed by the vessel owning subsidiary.
$60.0 Million Credit Facility
On September 11, 2018, the Company entered into a senior secured credit facility for up to $60.0 million. The loan facility was used to finance up to 60% of the fair market value of two Ultramax vessels (SBI Perseus and SBI Phoebe) and two Kamsarmax vessels (SBI Electra and SBI Flamenco). The facility has a final maturity date of five years from drawdown date and bears interest at LIBOR plus a margin of 2.25% per annum. This facility is secured by, among other things, a first preferred mortgage on the four vessels and guaranteed by each of the vessel owning subsidiaries.
$30.0 Million Credit Facility
On September 13, 2018, the Company entered into a senior secured credit facility for up to $30.0 million with ING Bank N.V. to refinance two Kamsarmax vessels (SBI Zumba and SBI Parapara). The facility has a final maturity date of five years from drawdown

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

date and bears interest at LIBOR plus a margin of 2.20% per annum. This facility is secured by, among other things, a first preferred mortgage on the two Kamsarmax vessels and guaranteed by each of the vessel owning subsidiaries.
$184.0 Million Credit Facility
On September 21, 2018, the Company entered into a senior secured credit facility for up to $184.0 million with Nordea Bank AB (publ), acting through its New York branch, and Skandinaviska Enskilda Banken AB (publ) to refinance up to 60% of the fair market value of six Ultramax vessels (SBI Athena, SBI Thalia, SBI Zeus, SBI Hera, SBI Poseidon and SBI Apollo) and six Kamsarmax vessels (SBI Conga, SBI Bolero, SBI Sousta, SBI Rock, SBI Reggae and SBI Mazurka). The facility, which is comprised of a term loan of up to $104.0 million and a revolver of up to $80.0 million, has a final maturity date of five years from signing date and bears interest at LIBOR plus a margin of 2.40% per annum. This facility is secured by, among other things, a first preferred mortgage on the 12 vessels and guaranteed by each of the vessel owning subsidiaries.
$34.0 Million Credit Facility
On October 3, 2018, the Company entered into a senior secured credit facility for up to $34.0 million with Credit Agricole Corporate and Investment Bank to refinance up to 62.5% of the fair market value of two Kamsarmax vessels (SBI Jive and SBI Swing).  The loan facility, which is comprised of a term loan up to $17.0 million and a revolver up to $17.0 million, has a final maturity date of seven years from signing date and bears interest at LIBOR plus a margin of 2.35% per annum. This facility is secured by, among other things, a first preferred mortgage on the two vessels and guaranteed by each of the vessel owning subsidiaries.
$90.0 Million Credit Facility
On November 8, 2018, the Company entered into a senior secured credit facility for up to $90.0 million with Nordea Bank Abp, acting through its New York branch, and DVB Bank SE. The loan facility, which has a final maturity date of five years from signing date and bears interest at LIBOR plus a margin of 2.35% per annum, is being used to finance up to 60% of the fair market value of six Ultramax vessels (SBI Orion, SBI Hyperion, SBI Tethys, SBI Hercules, SBI Samson and SBI Phoenix). This facility is secured by, among other things, a first preferred mortgage on the six vessels and is guaranteed by each of the vessel owning subsidiaries.
Finance Leases
$19.6 Million Lease Financing - SBI Rumba
In October 2017, the Company entered into a financing transaction with respect to one of its Kamsarmax vessels with unaffiliated third parties involving the sale and leaseback of the SBI Rumba, a 2015 Japanese built Kamsarmax vessel, for consideration of approximately $19.6 million. As part of the transaction, the Company will make monthly payments of $164,250 under a nine and a half year bareboat charter agreement with the buyer, which the Company has the option to extend for a further six months. The agreement also provides the Company the option to repurchase the vessel beginning on the fifth anniversary of the sale and until the end of the agreement.
$19.0 Million Lease Financing - SBI Echo
On July 18, 2018, the Company entered into a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Echo, a 2015 Japanese built Ultramax vessel, for consideration of $19.0 million. As part of the transaction, the Company will make payments of $5,400 per day under a five-year bareboat charter agreement with the buyer. The agreement also provides the Company with the option to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement.
$19.0 Million Lease Financing - SBI Tango

On July 18, 2018, the Company entered into a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Tango, a 2015 Japanese built Ultramax vessel, for consideration of $19.0 million. As part of the transaction, the Company will make payments of $5,400 per day under a five-year bareboat charter agreement with the buyer. The agreement also provides the Company with the option to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

$20.5 Million Lease Financing - SBI Hermes
On November 16, 2018, the Company closed a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Hermes, a 2016 Japanese built Ultramax vessel, for consideration of $20.5 million. As part of the transaction, the Company will make payments of $5,850 per day under a five-year bareboat charter agreement with the buyer. The transaction also provides the Company with the option to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement.
In addition to the credit agreements described above, which are in effect as of December 31, 2018, the Company entered into the following agreements which were repaid in full during the year ended December 31, 2018.
$67.5 Million Credit Facility
On July 30, 2014, we entered into a $67.5 million credit facility which was originally used to finance a portion of the purchase price of two Ultramax and two Kamsarmax vessels. During the third quarter of 2018, the Company fully repaid this loan and terminated the credit facility. The four vessels previously financed by this loan are now financed under the $60.0 million Credit Facility.
$409.0 Million Credit Facility
On December 30, 2014, we entered into a $409.0 million senior secured credit facility with Nordea Bank Finland PLC, New York Branch, and Skandinaviska Enskilda Banken AB (publ) which was used to partially finance a portion of the purchase price of eight Kamsarmax and seven Ultramax vessels. During the third quarter of 2018, the Company fully repaid this loan and terminated the credit facility. Two of the Kamsarmax vessels previously financed by this loan are now financed under the $30.0 million Credit Facility, 12 vessels previously financed by this loan are now financed under the $184.0 million Credit Facility and the SBI Echo is now financed under the $19.0 million Lease Financing - SBI Echo.
Each of the Company’s credit agreements, as amended through December 31, 2018, has, among other things, financial covenants with which the Company must comply. The most stringent are as follows:

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

•
Maintain a minimum fair value of the collateral for each credit facility, such that the aggregate fair value of the vessels collateralizing the credit facility is between 140% and 150% of the aggregate principal amount outstanding under such credit facility, or, if we do not meet these thresholds to prepay a portion of the loan or provide additional security to eliminate the shortfall.

The Company’s credit facilities discussed above have, among other things, the following restrictive covenants which could restrict the Company’s ability to, among other things:

•	incur additional indebtedness;

•	sell the collateral vessel, if applicable;

•	make additional investments or acquisitions;

•	pay dividends; and

•	effect a change of control of the Company.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

In addition, the Company’s credit facilities and finance leases contain customary events of default, including cross-default provisions. As of December 31, 2018, the Company was in compliance with all the financial covenants of each of its credit facilities and finance leases. The Company expects to remain in compliance with the financial covenants of each of its credit facilities and finance leases for the next twelve months.
Interest rates on all of the Company’s secured credit facilities during the year ended December 31, 2018 ranged from 4.3% to 5.8%. The Company records its interest expense as a component of Financial expense, net on its Consolidated Statement of Operations. For the years ended December 31, 2018, 2017 and 2016, Financial expense, net consists of:

	Year ended December 31,
(in thousands)	2018	2017	2016
Interest expense	$39,855	$27,719	$16,002
Amortization of deferred financing costs	9,582	6,085	4,137
Write off of deferred financing costs	—	470	3,781
Change in the fair value of interest rate caps	(27)	63	—
Other, net	459	625	1,001
	$49,869	$34,962	$24,921

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

12.	Derivatives
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

The Company uses variable rate debt as a source of funds for use in the Company's investment activities. These debt obligations expose the Company to variability in interest payments due to changes in interest rates. If interest rates increase, interest expense increases. Interest rate cap agreements are used to manage interest rate risk associated with floating-rate borrowings under the Company’s credit facilities. The interest rate cap agreements utilized by the Company effectively modify the Company’s exposure to interest rate risk by converting a portion of the Company’s floating-rate debt to a fixed-rate basis through December 31, 2020, thereby reducing the impact of interest rate changes on future interest expense.
The Company has not elected to designate any of its derivative instruments as hedging instruments under ASC 815, “Derivatives and Hedging”, and as such the gain or loss on the derivative is recognized in current earnings during the period of change and is included in Financial expense, net on the Consolidated Statement of Operations.
Information pertaining to outstanding interest rate caps is as follows:

Aggregate Notional Amount (in millions)	Start Date	End Date	Offsets Variable Rate Debt Attributable to Fluctuations Above:
$100	November 9, 2017	December 31, 2020	Three Month LIBOR of 3.5%
$100	November 9, 2017	December 31, 2020	Three Month LIBOR of 3.5%
$100	November 21, 2017	December 31, 2020	Three Month LIBOR of 3.5%

The aggregate fair value of these interest rate caps was $0.2 million at December 31, 2018 and 2017, and is included in Other assets on the Company’s Consolidated Balance Sheet. During 2018 and 2017, we recorded a reduction of expense of less than $0.1 million and an increase in expense of $0.1 million, respectively, representing the change in the fair value of these caps to Financial expense, net on the Consolidated Statement of Operations. Refer to Note 14, Fair value of Financial Instruments, for related fair value disclosures.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

13.	Equity Method Investment
On October 12, 2018 the Company invested $100.0 million in a related party, Scorpio Tankers, through participation in a public offering on a basis equivalent to other investors. As a result of this investment, the Company became a significant investor in Scorpio Tankers, holding a total of approximately 54.1 million shares of common stock, which was approximately 10.9% of the then issued and outstanding shares of Scorpio Tankers. While the Company was not directly invested in Scorpio Tankers, prior to this investment, it shared a number of shareholders, directors and officers (see Note 15, Related Party Transactions), which along with its investment interest indicated its ability to exercise significant influence. Accordingly, this investment is accounted for under the equity method. The Company uses the fair value option in accounting for its investment in Scorpio Tankers based upon the quoted market price of Scorpio Tankers common stock discounted for a lack of marketability due to our inability to sell the shares until January 7, 2019. As of December 31, 2018, the Company’s share of investee net assets exceeded its carrying value in its equity method investment by approximately $100.8 million.
Below is a table of equity investment activity (in thousands):

2018
Beginning balance	$—
Investment in Scorpio Tankers	100,000
Gain (loss) from change in fair value of investment in Scorpio Tankers	(7,719)
Equity Method investments at fair value	$92,281
Dividend income from Scorpio Tankers common stock	$541

The following table represents summarized information regarding the Company’s equity investee as of December 31, 2018 (in thousands):

December 31, 2018
Total revenues	$585,047
Operating income	10,542
Net loss	(190,071)

Current assets	$687,341
Non-current assets	4,096,823
Total assets	$4,784,164
Current liabilities	$447,200
Non-current liabilities	2,497,952
Total liabilities	$2,945,152

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

14.	Fair value of financial instruments
The carrying amount and fair value of financial instruments at December 31, 2018 and 2017 were as follows (in thousands):

		2018		2017
	Level	Carrying value	Fair Value	Carrying value	Fair Value
Financial assets:
Cash and cash equivalents	1	$67,495	$67,495	$68,535	$68,535
Other assets - interest rate cap	2	219	219	192	192
Equity investment - Common stock of Scorpio Tankers Inc.	2	92,281	92,281	—	—

Financial liabilities:
Bank loans, net	1	681,489	681,489	623,960	623,960
Financing obligation	1	73,823	73,823	18,891	18,891
Senior Notes, net	1	73,253	74,214	72,726	74,921
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, various methods are used including market, income and cost approaches. Based on these approaches, certain assumptions that market participants would use in pricing the asset or liability are used, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable firm inputs. Valuation techniques that are used maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, fair value measured financial instruments are categorized according to the fair value hierarchy prescribed by ASC 820, “Fair Value Measurements and Disclosures”. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

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
At December 31, 2018, the Company held an equity investment consisting of approximately 54.1 million shares of common stock of Scorpio Tankers at an estimated fair value of $92.3 million. Although a quoted market price in active securities markets was available for these shares at December 31, 2018, we were prohibited from selling our shares through January 7, 2019, pursuant to the terms of a lock-up agreement we entered into at the time of the investment. Accordingly, a discount for lack of marketability was included when arriving at the appropriate fair value of the shares, which value was reduced from the quoted market value of $95.1 million at December 31, 2018, to $92.3 million. The discount for marketability was calculated using the Finnerty Model, an option-based approach that takes into account the remaining term until the end of the restriction, the risk free rate and expected volatility. Unrealized gains and losses are included in Income (loss) from equity investment in the Consolidated Statement of Operations.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

The carrying value of our secured bank loans are measured at amortized cost using the effective interest method. The Company believes the carrying amounts of its bank loans at December 31, 2018 and December 31, 2017 approximate fair value because the interest rates on these instruments change with, or approximate, market interest rates. These amounts are shown net of $10.5 million and $13.8 million of unamortized deferred financing fees on the Company’s consolidated balance sheet as of December 31, 2018 and 2017, respectively.
The Senior Notes are publicly traded on the New York Stock Exchange and are considered a level 1 item. The carrying values shown in the table are the face value of the notes net of $0.4 million and $0.9 million of unamortized deferred financing fees as of December 31, 2018 and 2017, respectively.
Certain of the Company’s assets and liabilities are carried at contracted amounts that approximate fair value. Assets and liabilities that are recorded at contracted amounts approximating fair value consist primarily of balances with related parties, prepaid expenses and other current assets, accounts payable and accrued expenses.

15.	Related Party Transactions
The Company’s Co-Founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, is a member of the Lolli-Ghetti family, which is the majority owner and controls the Scorpio group of companies (“Scorpio”), including SSM, which provides the Company with vessel technical management services, SCM, which provides the Company with vessel commercial management services, SSH, which provides the Company and other related entities with administrative services and services related to the acquisition of vessels and Scorpio UK Limited (“SUK”) which provides the Company with vessel chartering services. SSH also has a majority equity interest in a port agent that provides supply and logistical services for the Company’s vessels operating in its regions. In 2009, the Lolli-Ghetti family founded Scorpio Tankers Inc. (“Scorpio Tankers”) (NYSE: “STNG”), a large international shipping company engaged in seaborne transportation of refined petroleum products, of which Mr. Emanuele Lauro is currently the Chairman and Chief Executive Officer. The Company’s Co-Founder, President and Director, Mr. Robert Bugbee, is also the President and a Director of Scorpio Tankers and has a senior management position at Scorpio. The Company’s Vice President, Mr. Filippo Lauro is also the Vice President of Scorpio Tankers and has a senior management position at Scorpio.

In 2016, we agreed to amend our master agreement, or the Master Agreement, with SCM and SSM, and our administrative services agreement. or the Administrative Services Agreement, with SSH, under a deed of amendment, or the Deed of Amendment. Pursuant to the terms of the Deed of Amendment, on December 9, 2016, we entered into definitive documentation to memorialize the agreed amendments to the Master Agreement, or the Amended and Restated Master Agreement. The Amended and Restated Master Agreement and the Administrative Services Agreement as amended by the Deed of Amendment, or the Amended Administrative Services Agreement, were effective as from September 29, 2016.

In December 2017, we agreed to amend the Amended and Restated Master Agreement to amend and restate the technical management agreement thereunder subject to bank consents being obtained (where required), which were subsequently obtained. On February 22, 2018, we entered into definitive documentation to memorialize the agreed amendments to the Amended and Restated Master Agreement under a deed of amendment, or the Amendment Agreement. The Amended and Restated Master Agreement as amended by the Amendment Agreement, or the Revised Master Agreement is effective as from January 1, 2018.

Amended Administrative Services Agreement

The Company entered into the Amended Administrative Services Agreement with SSH for the provision of administrative staff, office space and accounting, legal compliance, financial and information technology services for which the Company reimburses SSH for the reasonable direct and indirect expenses incurred while providing such services. Such costs are classified as general and administrative expenses in the Consolidated Statement of Operations.
SSH also arranges vessel sales and purchases for the Company, for which it previously paid SSH a fee, payable in its common shares, for arranging vessel acquisitions, including newbuildings. The amount of common shares payable was determined by dividing $250,000 by the market value of the Company’s common shares based on the volume weighted average price of its common shares over the 30 trading day period immediately preceding the contract date of a definitive agreement to acquire any vessel. During the years ended December 31, 2017 and 2016, the Company issued 12,946 and 51,679, respectively, of its common shares to SSH.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

In addition, SSH has agreed with the Company not to own any drybulk carriers greater than 30,000 dwt for so long as the Amended Administrative Services Agreement is in full force and effect. This agreement may be terminated by SSH upon 12 months’ notice or by the Company upon 24 months’ notice.
The services provided to the Company by SSH may be sub-contracted to other entities within Scorpio.
The Company issued 5,000,000 and 5,250,000 shares to SSH for $15.0 million and $16.0 million, respectively, as part of two separate public offerings occurring in March and June 2016.
Revised Master Agreement

The Company’s vessels are commercially managed by SCM and technically managed by SSM pursuant to the Revised Master Agreement, which may be terminated by either party upon 24 months notice, unless terminated earlier in accordance with the provisions of the Revised Master Agreement. In the event of a sale of any vessels, a notice period of three months and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change of control, including a sale of substantially all vessels, in which case a payment equal to 24 months of management fees will apply. Additional vessels that the Company may acquire in the future are expected to be managed under the Revised Master Agreement or on substantially similar terms as the Revised Master Agreement.

SCM’s commercial management services include securing employment for the Company’s vessels in the spot market and on time charters. SCM also manages the Scorpio Pools (spot market-oriented vessel pools) including the Scorpio Ultramax Pool, the Scorpio Kamsarmax Pool and the currently inactive Scorpio Capesize Pool in which the Company’s owned, finance leased and time chartered-in vessels are employed and from which a significant portion of its revenue is generated. The Scorpio Ultramax Pool and the Scorpio Kamsarmax Pool participants, including the Company and third-party owners of similar vessels, pay SCM a pool management fee of $300 per vessel per day, plus a 1.75% commission on the gross revenues per charter fixture. The Company typically has balances due from these pools, consisting primarily of working capital, undistributed earnings and reimbursable costs. These receivables are either classified as current or non-current assets within the Consolidated Balance Sheet depending upon whether the associated vessel is expected to exit the pool within the next 12 months. The Company is also allocated general and administrative expenses from SCM. The Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool were significant customers for the year ended December 31, 2018, accounting for 36% and 64% of the Company’s total vessel revenue, respectively. During the year ended December 31, 2017, the Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool accounted for 42% and 58% of the Company’s total vessel revenue, respectively. During the year ended December 31, 2016, the Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool accounted for 40% and 60% of the Company’s total vessel revenue (including commissions from SCM), respectively.
For the commercial management of any of the Company’s vessels that do not operate in one of these pools, it pays SCM a daily fee of $300 per vessel, plus a 1.75% commission on the gross revenues per charter fixture, which are classified as voyage expenses in the Consolidated Statement of Operations.
Prior to the amendment to the Master Agreement effective as from September 29, 2016, contracts for the construction of vessels that were sold or cancelled prior to the Company taking delivery of the vessels resulted in a termination fee of $0.5 million per vessel and the termination fee for a vessel which was under SCM management was two years of daily fees of $300, or $0.2 million per vessel plus 1.00% of the estimated revenue SCM would have generated for the vessel over the next two years. This fee was classified as a loss/write off of vessels and assets held for sale in the Consolidated Statement of Operations. Following the amendment to the Master Agreement on September 29, 2016, the fees due for a termination of the commercial management arrangements in the event of the sale of one or more vessels, provided it does not amount to a change of control of the Company, including a sale of substantially all vessels, was reduced to a three month notice period and payment equal to three months of management fees.
Effective January 1, 2018, pursuant to the Revised Master Agreement, the fixed annual technical management fee was reduced from $200,000 to $160,000, and certain services previously provided as part of the fixed fee are itemized. The aggregate cost, including the costs that are now itemized, for the services provided under the technical management agreement do not materially differ from the annual management fee charged prior to the amendment.
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

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

The Company pays SSM an annual fee of $160,000 plus charges for certain itemized services per vessel to provide technical management services for each of its owned or finance leased vessels, which is a component of vessel operating cost in the Consolidated Statement of Operations. In addition, representatives of SSM, including certain subcontractors, previously provided the Company with construction supervisory services while its vessels were being constructed in shipyards. For these services, SSM was compensated for its direct expenses, which varied between $0.2 million and $0.5 million per vessel.
Prior to the amendment to the Master Agreement effective as from September 29, 2016, contracts for the construction of vessels that were sold or canceled prior to the Company taking delivery of the vessels resulted in a termination fee of $0.5 million per vessel and the termination fee for a vessel which was under SSM management was two years of annual fees of $0.2 million per vessel, or $0.4 million per vessel. This fee was included in loss/write off of vessels and assets held for sale in the Consolidated Statement of Operations.
Following the amendment to the Master Agreement effective as from September 29, 2016, the fees due for a termination of the technical management arrangements in the event of the sale of any vessels, provided it does not amount to a change of control of the Company, including a sale of substantially all vessels, have been reduced to a notice period of three months and a payment equal to three months of management fees.
SUK allocates salaries of certain SUK employees to the Company for services performed for the Company.
The fees and rates charged as vessel operating costs by the related party port agent are based on the prevailing market rates for such services in each respective region.

In 2016, an Executive Officer of the Company acquired a minority interest, which in 2018 increased to a majority interest, in an insurance broker which arranges hull and machinery and war risk insurance for certain of our owned and finance leased vessels. This broker has arranged such policies for the Company since 2013 and the extent of the coverage and the manner in which the policies are priced did not change as a result of this transaction. In September 2018 the Executive Officer disposed of their interest in the insurance broker in its entirety to a third party not affiliated with the Company. The amounts recorded reflect the amortization of the policy premiums, which are paid directly to the broker, who then remits the premiums to the underwriters. Such payments, which are made in advance, are classified as prepaid expenses and other current assets on the Consolidated Balance Sheet until they are expensed at which point they are recorded as vessel operating expenses in the Consolidated Statement of Operations.

In October 2018, the Company invested $100.0 million in Scorpio Tankers for approximately 54.1 million, or 10.9% (as of October 12, 2018), of Scorpio Tankers’ issued and outstanding common shares. The investment was part of a larger $337.0 million equity raise through a public offering of common shares by Scorpio Tankers. Scorpio Tankers is a large international shipping company incorporated in the Republic of the Marshall Islands engaged in seaborne transportation of refined petroleum products. The Company and Scorpio Tankers have a number of common shareholders. They also share a number of directors and officers, including Mr. Emanuele Lauro who serves as the Chairman and Chief Executive Officer of both companies, Mr. Robert Bugbee, who serves as President and a Director of both companies, Mr. Cameron Mackey, who serves as Chief Operating Officer of both companies, and Mr. Filippo Lauro, who serves as the Vice President of both companies. There are no other significant transactions between the Company and Scorpio Tankers. As discussed in Note 1, Organization and Basis of Presentation, this investment is accounted for under the equity method.

Transactions with entities controlled by the Lolli-Ghetti family and with Scorpio Tankers (herein referred to as related party affiliates) in the Consolidated Statement of Operations and Consolidated Balance Sheet are summarized in the following tables (in thousands).

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

	For the Year Ended December 31,
	2018	2017	2016
Vessel revenue
Scorpio Kamsarmax Pool	$87,305	$67,825	$31,319
Scorpio Ultramax Pool	155,197	94,380	46,227
SCM	—	—	856
Total vessel revenue	$242,502	$162,205	$78,402
Voyage expense:
SCM	$—	$172	$319
Vessel operating cost:
SSM	$13,361	$9,379	7,191
Port agent	117	13	—
Insurance brokerage	1,721	—	—
Total vessel operating cost	$15,199	$9,392	$7,191
General and administrative expense:
SCM	$45	$108	$43
SSM	99	—	—
SSH	6,707	5,643	3,949
SUK	1,665	971	862
Total general and administrative expense	$8,516	$6,722	$4,854
Income (loss) from equity investment
Scorpio Tankers Inc.	$(7,178)	$—	$—
Write down on assets held for sale
SCM	$—	$147	$500
SSM	—	200	500
Total write down on assets held for sale	$—	$347	$1,000

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

At December 31, 2018 and December 31, 2017, we had the following balances with related parties, which have been included in the Consolidated Balance Sheet:

	December 31,
	2018	2017
Assets
Due from related parties-current:
Scorpio Kamsarmax Pool	$4,017	$3,977
Scorpio Ultramax Pool	3,321	2,578
Total due from related parties-current	$7,338	$6,555
Due from related parties non-current:
Scorpio Kamsarmax Pool	$4,806	$5,080
Scorpio Ultramax Pool	10,542	10,741
Total due from related parties non-current	$15,348	$15,821
Equity investment in Scorpio Tankers Inc.	$92,281	$—
Liabilities
Due to related parties-current :
SCM	$8	$—
SSM	116	69
SSH	357	297
Total due to related parties-current	$481	$366

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

16.	Segment Reporting
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
Certain expenses incurred by the Company are not attributable to any specific segment. Accordingly, these costs are not allocated to the Company’s Kamsarmax or Ultramax segments and are included in the results below as “Corporate”.
The following schedule presents segment information about the Company’s operations and identifiable assets for the years ended December 31, 2018, 2017 and 2016 (in thousands).

December 31, 2018	Kamsarmax	Ultramax	Corporate	Total
Vessel revenue	$87,305	$155,197		$242,502
Voyage expenses	219	330		549
Vessel operating cost	34,255	71,220		105,475
Charterhire expense	422	3,754		4,176
Vessel depreciation	19,320	37,287		56,607
General and administrative expenses	2,069	4,344	25,972	32,385
Interest income			1,107	1,107
Income (loss) from equity investment			(7,178)	(7,178)
Foreign exchange gain (loss)			(68)	(68)
Financial expense, net			(49,869)	(49,869)
Segment loss	$31,020	$38,262	$(81,980)	$(12,698)

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

December 31, 2017	Kamsarmax	Ultramax	Corporate	Total
Vessel revenue	$67,825	$94,380		$162,205
Voyage expenses	300	129		429
Vessel operating cost	35,336	51,445	(117)	86,664
Charterhire expense	4,417	975		5,392
Vessel depreciation	18,713	29,797		48,510
General and administrative expenses	1,916	3,389	23,776	29,081
Loss / write down on assets held for sale	17,701			17,701
Interest income			1,100	1,100
Foreign exchange gain (loss)			(292)	(292)
Financial expense, net			(34,962)	(34,962)
Segment loss	$(10,558)	$8,645	$(57,813)	$(59,726)

December 31, 2016	Kamsarmax	Ultramax	Corporate	Total
Vessel revenue	$31,684	$46,718		$78,402
Voyage expenses	(81)	36		(45)
Vessel operating cost	27,083	41,749		68,832
Charterhire expense	12,323	5,033		17,356
Charterhire termination	2,500	7,500		10,000
Vessel depreciation	14,522	22,040		36,562
General and administrative expenses	1,718	2,725	29,552	33,995
Loss / write down on assets held for sale	11,557	(130)	1,006	12,433
Interest income			933	933
Foreign exchange loss			(116)	(116)
Financial expense, net			(24,921)	(24,921)
Segment loss	$(37,938)	$(32,235)	$(54,662)	$(124,835)
Identifiable assets, classified by the segment by which the Company operates, are as follows:

Identifiable assets
	December 31, 2018	December 31, 2017
Held by vessel owning subsidiaries or allocated to segments:
Kamsarmax	$553,790	$549,444
Ultramax	994,812	1,028,798
Held by parent and other subsidiaries, not allocated to segments:
Cash and cash equivalents	55,884	59,278
Other	99,340	5,890
Total identifiable assets	$1,703,826	$1,643,410

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

17.	Unaudited Quarterly Results of Operations
The following tables set forth certain unaudited financial data for the Company's quarterly operations in 2018 and 2017. The following information has been prepared on the same basis as the annual information presented elsewhere in this report and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the quarterly periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

(amounts in thousands)	(Unaudited) 2018 Quarter Ended				(Unaudited) 2017 Quarter Ended
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter(1)	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$54,253	$60,614	$62,464	$65,171	$37,428	$37,742	$38,608	$51,127
Operating loss	4,468	12,049	12,987	13,806	(26,173)	(4,734)	(2,555)	7,891

Net loss	(5,772)	800	(353)	(7,373)	(34,564)	(13,418)	(10,674)	(1,068)

Basic earnings (loss) per share	$(0.08)	$0.01	$(0.01)	$(0.11)	$(0.48)	$(0.19)	$(0.15)	$(0.01)

Diluted earnings (loss) per share	$(0.08)	$0.01	$(0.01)	$(0.11)	$(0.48)	$(0.19)	$(0.15)	$(0.01)

Basic weighted average common shares outstanding	72,702	72,494	72,749	69,387	71,735	71,804	71,936	71,702
Diluted weighted average common shares outstanding	72,702	74,718	72,749	69,387	71,735	71,804	71,936	71,702
Earnings per share for quarterly periods are based on the weighted average common shares outstanding in individual quarters; thus, the sum of earnings per share of the quarters may not equal the amounts reported for the full year.

(1)	First quarter 2017 results include a loss / write down on assets held for sale of $17.7 million.

18.	Subsequent Events
Investment in Scorpio Tankers Inc.

On January 18, 2019, Scorpio Tankers effected a one-for-ten reverse stock split and as such the Company now owns approximately 5.4 million common shares of Scorpio Tankers.

Dividend

On January 25, 2019, the Company’s Board of Directors declared a quarterly cash dividend of $0.02 per share, payable on or about March 15, 2019, to all shareholders of record as of February 15, 2019.

Share Repurchase Program

On January 25, 2019, the Company’s Board of Directors authorized a new share repurchase program to purchase up to an aggregate of $50.0 million of the Company’s common shares. This new share repurchase program replaced the Company’s previous share repurchase program that was authorized in October 2018 and that was terminated in conjunction with the authorization of the new share repurchase program. The specific timing and amounts of the repurchases will be in the sole discretion of management and may vary based on market conditions and other factors. The Company is not obligated under the terms of the program to repurchase any of its common shares. The authorization has no expiration date.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

$21.4 Million Lease Financing - SBI Samba

In February 2019, the Company entered into a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Samba, a 2015 Japanese built Kamsarmax vessel, for a consideration of $21.4 million. As part of the transaction, the Company will make payments of $6,850 per day under a five-year bareboat charter agreement with the buyer. The transaction also provides the Company with the option to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement.

Vessel Sales
In March 2019, the Company entered into agreements with unaffiliated third parties to sell the SBI Electra and SBI Flamenco, two 2015 Chinese built Kamsarmax vessels, for approximately $48.0 million in aggregate. Delivery of the vessels is estimated to take place in the second quarter of 2019. The Company expects to take a charge of approximately $8.0 million, including the write off of deferred finance charges costs, in the first quarter of 2019.

CMBFL Lease Financing

In March 2019, the Company agreed to sell and leaseback three Ultramax vessels (SBI Pegasus, SBI Subaru and SBI Ursa) and four Kamsarmax vessels (SBI Lambada, SBI Macarena, SBI Carioca and SBI Capoeira) to CMB Financial Leasing Co., Ltd. As part of the agreements, the Company will bareboat charter-in the vessels for a period of seven years . In addition, the Company has purchase options beginning after the end of the third year of each agreement.  There is also a purchase option for each vessel upon the expiration of each agreement.