Form 20-F
period 2019-12-31
SCORPIO BULKERS INC.
filed 2020-04-02
CIK 1587264

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _________________
For the transition period from _________________ to _________________
Commission file number: 001-36231

SCORPIO BULKERS INC.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

9, Boulevard Charles III Monaco 98000
(Address of principal executive offices)

Mr. Emanuele Lauro 377-9798-5715 info@scorpiobulkers.com 9, Boulevard Charles III Monaco 98000
(Name, Telephone, E-mail and/or Facsimile, and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol (s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	SALT	New York Stock Exchange
Securities registered or to be registered pursuant to section 12(g) of the Act.

NONE
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As of December 31, 2019, there were 72,482,958 outstanding shares of common stock, par value $0.01 per share.
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
All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

•	our future operating or financial results;

•	statements about planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;

•	the strength of world economies;

•	the length and severity of the recent novel coronavirus (COVID-19) outbreak, including its impact on the demand for seaborne transportation of bulk goods;

•	the stability of Europe and the Euro;

•	fluctuations in interest rates and foreign exchange rates;

•	changes in the supply of drybulk vessels, including when caused by new newbuilding vessel orders or changes to or terminations of existing orders, and vessel scrapping levels;

•	general drybulk shipping market conditions, including fluctuations in charterhire rates and vessel values;

•	changes in demand in the drybulk shipping industry, including the market for our vessels;

•	changes in the value of our vessels;

•	changes in our operating expenses, including bunker prices, drydocking and insurance costs;

•	compliance with, and our liabilities under, governmental, tax, environmental and safety laws and regulations;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from pending or future litigation;

•	general domestic and international political conditions;

•	potential disruption of shipping routes due to accidents or political events;

•	our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;

•	our continued borrowing availability under our debt agreements and compliance with the covenants contained therein;

•	our ability to successfully employ our drybulk vessels;

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
See “Item 3. Key Information—D. Risk Factors” for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. These factors and the other risk factors described in this annual report are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, current and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

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
The selected Consolidated Statement of Operations data and the Consolidated Balance Sheet data presented as of and for the years ended December 31, 2019, 2018, 2017, 2016 and 2015, are derived from our audited consolidated financial statements. Such selected financial data should be read in connection with “Item 5. Operating Review and Prospects” and the consolidated financial statements contained in this report.

	For the Year Ended December 31,
	2019	2018	2017	2016	2015
Dollars in thousands, except per share data
Consolidated Statement of Operations Data:
Total vessel revenue	$224,579	$242,502	$162,205	$78,402	$62,521
Total operating expenses	246,031	199,192	187,777	179,133	554,130
Operating (loss) income	(21,452)	43,310	(25,572)	(100,731)	(491,609)
Total other income (loss)	66,106	(56,008)	(34,154)	(24,104)	(19,180)
Net income (loss)	$44,654	$(12,698)	$(59,726)	$(124,835)	$(510,789)

Basic weighted average shares outstanding	68,087	71,827	71,794	56,174	21,410
Diluted weighted average shares outstanding	69,532	71,827	71,794	56,174	21,410

Basic earnings (loss) per share	$0.66	$(0.18)	$(0.83)	$(2.22)	$(23.86)
Diluted earnings (loss) per share	$0.64	$(0.18)	$(0.83)	$(2.22)	$(23.86)

	As of December 31,
Dollars in thousands	2019	2018	2017	2016	2015
Consolidated Balance Sheet Data:
Cash and cash equivalents	$42,530	$67,495	$68,535	$101,734	$200,300
Assets held for sale	77,536	—	—	—	172,888
Vessels, net	1,271,993	1,507,918	1,534,782	1,234,081	764,454
Vessels under construction	—	—	6,710	180,000	288,282
Equity method investment	173,298	92,281	—	—	—
Total assets	1,665,559	1,703,826	1,643,410	1,547,157	1,473,093
Current liabilities (including current portion of bank loans, financing obligations and Senior Notes, net)	123,833	152,614	58,590	24,550	124,577
Bank loans, net	332,613	621,179	576,967	493,793	342,314
Financing obligations	321,646	69,229	17,747	—	—
Senior Notes, net	—	—	72,726	72,199	71,671
Total liabilities	790,592	843,022	726,030	590,542	538,562
Shareholders’ equity	874,967	860,804	917,380	956,615	934,561

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
The following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our securities, including our common shares. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available for the payment of dividends on our common shares, or the trading price of our securities.
INDUSTRY SPECIFIC RISK FACTORS
Charterhire rates for drybulk vessels are volatile, which has in the past and may in the future adversely affect our earnings, revenue and profitability and our ability to comply with our loan covenants.
The drybulk shipping industry is cyclical with high volatility in charterhire rates and profitability. The degree of charterhire rate volatility among different types of drybulk vessels has varied widely, and in recent years charterhire rates for drybulk vessels have declined significantly from historically high levels. In the past, time charter and spot market charter rates for drybulk carriers have declined below operating costs of vessels. The Baltic Dry Index, or the BDI, a daily average of charter rates for key drybulk routes published by the Baltic Exchange Limited, which has long been viewed as the main benchmark to monitor the movements of the drybulk vessel charter market and the performance of the entire drybulk shipping market, declined from a high of 11,793 on May 20, 2008 to a low of 290 on February 10, 2016, which represents a decline of 98%. In 2019, the BDI ranged from a low of 595 on February 11, 2019 to a high of 2,518 on September 4, 2019. As of March 20, 2020, the BDI was 625.

Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity and changes in the supply of and demand for the major commodities carried by water internationally. Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable. Since we primarily charter our vessels in the spot market we are exposed to the cyclicality and volatility of the spot market. Spot market charterhire rates may fluctuate significantly based upon available charters and the supply of and demand for seaborne shipping capacity, and we may be unable to keep our vessels fully employed in these short-term markets. Alternatively, charter rates available in the spot market may be insufficient to enable our vessels to operate profitably. A significant decrease in charter rates would affect asset values and adversely affect our profitability, cash flows and ability to pay dividends on our common shares. Furthermore, a continued decrease in charter rates may cause asset values to decline, and we may have to record an impairment charge in our consolidated financial statements which could adversely affect our financial results.
Factors that influence demand for drybulk vessel capacity include:

•	supply of and demand for energy resources, commodities and industrial products;

•	changes in the exploration or production of energy resources, commodities, consumer and industrial products;

•	the location of regional and global production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, consumer and industrial products;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts and terrorist activities, embargoes, strikes and “trade wars”;

•	natural disasters;

•	disruptions and developments in international trade;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.
Factors that influence the supply of drybulk vessel capacity include:

•	the number of newbuilding orders and deliveries, including slippage in deliveries;

•	the number of shipyards and ability of shipyards to deliver vessels;

•	port and canal congestion;

•	the scrapping rate of older vessels;

•	speed of vessel operation;

•	vessel casualties; and

•
the number of vessels that are out of service, namely those that are laid-up, drydocked, awaiting repairs or otherwise not available for hire, including those that are in drydock for the purpose of installing exhaust gas cleaning systems, known as scrubbers.

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
Since the beginning of the calendar year 2020, the outbreak of the novel coronavirus (COVID-19) has resulted in the implementation of numerous actions by governments and governmental agencies in an attempt to mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. If the COVID-19 pandemic continues on a prolonged basis or becomes more severe, the adverse impact on the global economy and the rate environment for drybulk and other cargo vessels may deteriorate further and our operations and cash flows may be negatively impacted. In addition, a prolonged negative rate environment could result in the value of our vessels being impaired which could in turn impair our ability to borrow money and to access credit and capital markets in the future. Even prior to the recent outbreak and resulting disruption of the COVID-19 virus, global financial markets and economic conditions have been, and continue to be, volatile. Relatively weak global economic conditions during periods of volatility have and may continue to have a number of adverse consequences for drybulk and other shipping sectors, including, among other things:

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
Economic slowdown in the Asia Pacific region, particularly in China, may have a materially adverse effect on us, as we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of drybulk commodities in ports in the Asia Pacific region. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of GDP, which had a significant impact on shipping demand. The growth rate of China’s GDP is estimated to be approximately 6.1% for the year ended December 31, 2019, which is 0.5% lower than the growth rate for the year ended December 31, 2018, and is expected to be significantly lower for 2020 as a result of the COVID-19 virus and global economic slow-down. Our business, financial condition and results of operations, ability to pay dividends, as well as our future prospects, will likely be materially and adversely affected by an economic downturn in China or other countries in the Asia Pacific region.
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
At December 31, 2019, the carrying value of our vessels was $1.3 billion in total on our consolidated balance sheet, representing 145% of our shareholders’ equity.
Our vessels are assessed if an event occurs or circumstances change that would more likely than not reduce the fair value of our vessels below their carrying value. As of December 31, 2019, we have determined that the estimated undiscounted future cash flows (as determined under U.S. GAAP) of our vessels exceeded the carrying value. However, if our charter rates decline, we may be required to record impairment charges on our vessels, which would require us to write down the carrying value of these assets to their fair value. Since vessels comprise a substantial portion of our balance sheet, such charges could have a material impact on our consolidated financial statements.
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
We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, and certificates with respect to our operations, and satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows, financial condition, and our future ability to pay dividends on our common shares.
Regulations relating to ballast water discharge may adversely affect our revenues and profitability.
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
Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. By approximately 2022, the U.S. Coast Guard must develop corresponding implementation, compliance and enforcement regulations regarding ballast water. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.
Sulfur regulations to reduce air pollution from ships are likely to require retrofitting of vessels and may cause us to incur significant costs.
In October 2016, the International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels, set January 1, 2020 as the implementation date for vessels to comply with its low sulfur fuel oil requirement, which cuts sulfur levels from 3.5% to 0.5% (“IMO 2020”). The interpretation of "fuel oil used on board" includes use in main engines, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which is available around the world but at a higher cost due to increased market demand; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option for shipowners due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
We have entered into agreements with third parties to purchase Exhaust Gas Cleaning Systems, known as “scrubbers,” on 45 of our vessels for an estimated total cost of $95.4 million, which we plan to finance through increases in existing secured credit facilities, financing obligations and working capital. The systems that are being fitted are known as “open loop” designs that are “hybrid ready”, which allows them to be upgraded to a “closed loop” configuration at a future date. As of March 20, 2020, we have successfully installed scrubbers on eleven vessels in our fleet, with the remaining vessels scheduled to be retrofitted with scrubbers by the beginning of 2021. As of March 20, 2020, we have a remaining balance of approximately $67.3 million to be paid for retrofitting our current fleet with scrubbers. For our vessels that have not yet been retrofitted with scrubbers, we are complying with current IMO standards by using compliant bunkers fuels.
An over-supply of drybulk carrier capacity may prolong or further depress the current low charter rates, which may limit our ability to operate our drybulk carriers profitably.
The supply of drybulk vessels has increased significantly since the beginning of 2006. According to SSY Consultancy & Research Ltd (“SSY”), as of December 2019, newbuilding orders have been placed for approximately 9.2% of the existing fleet capacity. Vessel supply growth has been outpacing vessel demand growth over the past few years causing downward pressure on charter rates. Until the new supply is fully absorbed by the market, charter rates may continue to be under pressure due to vessel supply in the near to medium term.
Outbreaks of epidemic and pandemic diseases, including COVID-19, and governmental responses thereto could adversely affect our business.

Global public health threats, such as COVID-19 (as described more fully below), influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, the timing of completion of any outstanding or future newbuilding or scrubber-installation projects, as well as the operations of our customers. The recent outbreak of COVID-19 that began in China and subsequently spread to other parts of the world has, among other things, caused delays and uncertainties relating to newbuildings, drydockings and scrubber installations at shipyards. As of March 20, 2020, we had 34 vessels scheduled to be retrofitted with scrubbers by 2021, which retrofittings may be delayed as a result of the current coronavirus outbreak. Prolonged delays, or the perception that prolonged delays may occur or continue, could have a negative result on our business, results of operations and financial conditions.
The recent outbreak of the novel coronavirus (COVID-19), a virus causing potentially deadly respiratory tract infections first identified in China, has already caused severe global disruptions and may negatively affect economic conditions regionally as well as globally and otherwise impact our operations and the operations of our customers and suppliers. Governments in affected countries are imposing travel bans, quarantines and other emergency public health measures. In response to the virus, China, Italy, Spain and France have implemented lockdown measures, and other countries and local governments may enact similar policies. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. These restrictions, and future prevention and mitigation measures, are likely to have an adverse impact on global economic conditions, which could materially and adversely affect our future operations. Uncertainties regarding the economic impact of the COVID-19 outbreak is likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows. As a result of these measures, our vessels may not be able to call on ports, or may be restricted from disembarking from ports, located in regions affected by the outbreak. In addition we may experience severe operational disruptions and delays, unavailability of normal port infrastructure and services including limited access to equipment, critical goods and personnel, disruptions to crew change, quarantine of ships and/or crew, counterparty solidity, closure of ports and custom offices, as well as disruptions in the supply chain and industrial production, which may lead to reduced cargo demand, amongst other potential consequences attendant to epidemic and pandemic diseases. The extent of the COVID-19 outbreak’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, although our operations have not been materially affected by the COVID-19 outbreak to date, the ultimate severity of the COVID-19 outbreak is uncertain at this time and therefore we cannot predict the impact it may have on our future operations, which impact could be material and adverse, particularly if the pandemic continues to evolve into a severe worldwide health crisis.
World events, including terrorist attacks and political conflicts, could affect our results of operations and financial condition.
Past terrorist attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts, instability and other recent developments in the Middle East, North Korea and elsewhere including the 2019 events involving vessels in the Strait of Hormuz and off the coast of Gibraltar, and the presence of U.S. or other armed forces in the Middle East, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Aden off the coast of Somalia and West Africa. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.
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

Further, governments may turn and have turned to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, there have been continuing trade tensions, including significant tariff increases, between the United States and China, resulting in leaders of the United States and China implementing certain increasingly protective trade measures. These tensions have been somewhat mitigated by the recent trade deal (first phase trade agreement) between the United States and China in early 2020 which, among other things, requires China to purchase approximately $200 billion in American products and services over the next two years, and future phases may result in decreased tariffs. The results of the 2016 presidential election and the potential results of the upcoming 2020 presidential election have created significant uncertainty about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charterhire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay any cash distributions to our shareholders.
Acts of piracy on ocean-going vessels have had and may continue to have an adverse effect on our business.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Sea piracy incidents continue to occur with drybulk vessels particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charterhire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.
If our vessels call on ports located in countries that are subject to restrictions, sanctions, or embargoes imposed by the U.S. government, the European Union, the United Nations, or other governments, it could lead to monetary fines or adversely affect our reputation and the market for our shares of common stock and their trading price.
Although we do not expect that our vessels will call on ports located in countries or territories subject to country-wide or territory-wide sanctions or embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, and we endeavor to take precautions reasonably designed to mitigate such activities, including relevant provisions in charter agreements forbidding the use of our vessels in trade that would violate economic sanctions, on charterers’ instructions, and without our consent, our vessels may call on ports located in such countries or territories in the future.
The sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended, strengthened, or lifted over time. Primary sanctions administered by the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury principally apply, with certain exceptions, to U.S. persons (defined as any United States citizen, permanent resident alien, entity organized under the laws of the United States or any jurisdiction within the United States, or any person in the United States). The United States can, however, extend secondary sanctions liability to non-U.S. persons, including non-U.S. companies, such as our Company.
Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance with all applicable sanctions and embargo laws and regulations in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties, or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of their actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.
The U.K.’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.
In June 2016, a majority of voters in the U.K. elected to withdraw from the EU in a national referendum (informally known as “Brexit”), a process that the government of the U.K. formally initiated in March 2017. Since then, the U.K. and the EU have been negotiating the terms of a withdrawal agreement, which was approved in October 2019 and ratified in January 2020. The U.K. formally exited the EU on January 31, 2020, although a transition period remains in place until December 2020, during which the U.K. will be subject to the rules and regulations of the EU while continuing to negotiate the parties’ relationship going forward, including trade deals. There is currently no agreement in place regarding the aftermath of the withdrawal, creating significant uncertainty about the future relationship between the U.K. and the EU, including with respect to the laws and regulations that will apply as the U.K. determines which EU-derived laws to replace or replicate following the withdrawal. Brexit has also given rise to calls for the governments of other EU member states to consider withdrawal. These developments and uncertainties, or the perception that any of them may occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business and on our consolidated financial position, results of operations and our ability to pay distributions. Additionally, Brexit or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.
Brexit contributes to considerable uncertainty concerning the current and future economic environment. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets.
Our operating results are subject to seasonal fluctuations, which could affect our operating results.
We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charterhire rates. This seasonality may result in volatility in our operating results to the extent that we enter into new charter agreements or renew existing agreements during a time when charter rates are weaker or we operate our vessels on the spot market or index based time charters, which may result in quarter-to-quarter volatility in our operating results. The drybulk sector is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere. The celebration of Chinese New Year in the first quarter of each year, also results in lower volumes of seaborne trade into China during this period. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues from our drybulk carriers may be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, our revenues from our drybulk carriers may be stronger in fiscal quarters ended December 31 and March 31.
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
The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. Each of our vessels is ISM Code-certified. However, if we are subject to increased liability for non-compliance or if our insurance coverage is adversely impacted as a result of non-compliance, it may negatively affect our ability to pay dividends on our common shares. If any of our vessels are denied access to, or are detained in, certain ports as a result of non-compliance with the ISM Code, our revenues may be adversely impacted.
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
The price of fuel, or bunkers, may affect our profits.
Despite the recent significant decline in the price of oil, since we primarily employ our vessels in the spot market or in spot market-oriented pools, we expect that fuel, or bunkers, will remain the largest expense in our shipping operations for our vessels. While we believe that we will experience a competitive advantage as a result of increased bunker prices due to the greater fuel efficiency of our vessels compared to the average global fleet, changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns.

In addition, since the implementation of IMO 2020, we have been operating our vessels that have not yet been retrofitted with scrubbers using compliant low sulfur fuels, the price of which has increased as a result of increased demand. Fuel may become much more expensive in the future, which may reduce our profitability and the competitiveness of our business compared to other forms of transportation.
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
Furthermore, the operation of certain vessel types, such as drybulk carriers, has certain unique risks. With a drybulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach at sea. Hull breaches in drybulk carriers may lead to the flooding of the vessels’ holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of a vessel. If we are unable to adequately maintain our vessels, we may be unable to prevent these events. Any of these circumstances or events may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends on our common shares. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

In the event of a casualty to a vessel or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred. We procure insurance for the vessels in our fleet against those risks that we believe the shipping industry commonly insures against. These insurances include marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks and crew insurances, and war risk insurance. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1.0 billion per vessel per occurrence.
We have procured hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage, and war risk insurance for our fleet. We do not maintain insurance against loss of hire for our vessels, which covers business interruptions that result from the loss of use of a vessel. We cannot assure you that we will be adequately insured against any or all risks, or that we will be able to obtain adequate insurance coverage for our fleet in the future. For example, in the past more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. Additionally, our insurers may not pay particular claims, or may default on claims they are required to pay. Our insurance policies may contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue. Moreover, insurers may default on claims they are required to pay. Any significant loss or liability for which we are not insured could have a material adverse effect on our financial condition.
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
We are exposed to the cyclicality and volatility of spot market charterhire rates, which have fluctuated, and may continue to fluctuate, significantly based upon available charters and the supply of and demand for seaborne shipping capacity. If charter rates available in the spot market are insufficient to enable our vessels to operate profitably it could adversely affect our available liquidity, profitability, cash flows, and financial results. Furthermore, a prolonged period of depressed charter rates or a significant decrease in charter rates may negatively impact our liquidity position and may cause our vessel values to decline, which could, among other things, affect our ability to comply with the financial covenants in our loan agreements. Please see “The fair market values of our vessels have declined and may decline further, which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities, or result in an impairment charge, and we may incur a loss if we sell vessels following a decline in their market value” and “We are leveraged, which could significantly limit our ability to execute our business strategy, and we may be unable to comply with our covenants in our credit facilities that impose operating and financial restrictions on us, which could result in a default under the terms of these agreements.” In addition, new IMO 2020 regulations have required, and may continue to require, significant expenditures in installing scrubbers on our fleet and operating our vessels without scrubbers using compliant 0.5% sulfur content fuels. Please see “Sulfur regulations to reduce air pollution from ships are likely to require retrofitting of vessels and may cause us to incur significant costs.”
We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.
We have entered, and may enter, into various contracts, including pooling arrangements, time charters, spot voyage charters, bareboat charters, shipbuilding contracts, scrubber installation contracts, credit facilities and other agreements. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, and various expenses. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
In addition, in depressed market conditions, our charterers may no longer need a vessel that is then under charter or may be able to obtain a comparable vessel at lower rates. As a result, charterers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates given currently depressed drybulk carrier charter rate levels. As a result, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends on our common shares, and comply with covenants in our credit facilities.
We are, and expect to continue to be, dependent on spot market-oriented pools and spot charters and currently low spot charter rates, or any further decrease in spot charter rates in the future will result in significant operating losses.
All of our vessels are employed in the Scorpio Kamsarmax Pool or the Scorpio Ultramax Pool, which we refer to together as the Scorpio Pools. During the year ended December 31, 2019, we earned approximately 31% and 60% of our revenue from the Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool, respectively. The Scorpio Pools in which our vessels operate are spot market-oriented commercial pools managed by our commercial manager, which are exposed to fluctuations in spot market charter rates. The spot charter market may fluctuate significantly based upon drybulk carrier supply and demand. The successful operation of our vessels in the competitive spot charter market, including within the Scorpio Pools, depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, there have been periods when spot charter rates have declined below the operating cost of vessels. If future spot charter rates decline we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.
Our ability to renew expiring charters or obtain new charters will depend on the prevailing market conditions at the time. If we are not able to obtain new charters in direct continuation with previous charters or for any newbuilding vessels upon their delivery to us, or if new charters are entered into at charter rates substantially below the existing charter rates or on terms otherwise less favorable compared to previous charter terms, our revenues and profitability could be adversely affected.
We cannot assure you that our Board of Directors will continue to declare dividends.
Our board of directors, or our Board of Directors, declared and we paid quarterly cash dividends of $0.02 per share in 2019. In addition, in October and December 2019 we declared and paid, respectively, a one-time special stock dividend of approximately one million shares of Scorpio Tankers Inc (NYSE: STNG), or Scorpio Tankers. However, we cannot assure you that we will continue to declare dividends in the future. The declaration and payment of dividends, if any, will always be subject to the discretion of our Board of Directors, restrictions contained in our credit facilities and the requirements of Marshall Islands law. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy, the terms of our outstanding indebtedness and the ability of our subsidiaries to distribute funds to us. The international drybulk shipping industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends.
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
As of the date of this annual report, our operating fleet of 58 vessels consists of 52 wholly-owned or finance leased drybulk vessels (including 17 Kamsarmax vessels and 35 Ultramax vessels), and five time chartered-in Kamsarmax vessels and one time chartered-in Ultramax vessel. One of our principal strategies is to continue to grow by expanding our operations, and we may, in the future, increase the size of our fleet through timely and selective acquisitions. Our future growth will primarily depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

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
Technological innovation could reduce our charterhire income and the value of our vessels.
The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new drybulk carriers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels once their initial charters expire and the resale value of our vessels could significantly decrease. As a result, our business, results of operations, cash flows and financial condition could be adversely affected.
Breakdowns in our information technology, including as a result of cyberattacks, may negatively impact our business, including our ability to service customers, and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Our ability to operate our business and service our customers is dependent on the continued operation of our information technology, or IT, systems, including our IT systems that relate to, among other things, the location, operation, maintenance and employment of our vessels. Our IT systems may be compromised by a malicious third party, man-made or natural events, or the intentional or inadvertent actions or inactions by our employees or third-party service providers.  If our IT systems experience a breakdown, including as a result of cyberattacks, our business information may be lost, destroyed, disclosed, misappropriated, altered or accessed without consent, and our IT systems, or those of our service providers, may be disrupted.
Cybercrime attacks could cause disclosure and destruction of business databases and could expose the Company to extortion by making business data temporarily unreadable. As cyberattacks become increasingly sophisticated, and as tools and resources become more readily available to malicious third parties, there can be no guarantee that our actions, security measures and controls designed to prevent, detect or respond to intrusion, to limit access to data, to prevent destruction or alteration of data or to limit the negative impact from such attacks, can provide absolute security against compromise.
Any breakdown in our IT systems, including breaches or other compromises of information security, whether or not involving a cyberattack, may lead to lost revenues resulting from a loss in competitive advantage due to the unauthorized disclosure, alteration, destruction or use of proprietary information, including intellectual property, the failure to retain or attract customers, the disruption of critical business processes or information technology systems and the diversion of management's attention and resources. In addition, such breakdown could result in significant remediation costs, including repairing system damage, engaging third-party experts, deploying additional personnel, training employees and compensation or incentives offered to third parties whose data has been compromised. We may also be subject to legal claims or legal proceedings, including regulatory investigations and actions, and the attendant legal fees as well as potential settlements, judgments and fines.
Even without actual breaches of information security, protection against increasingly sophisticated and prevalent cyberattacks may result in significant future prevention, detection, response and management costs, or other costs, including the deployment of additional cybersecurity technologies, engaging third-party experts, deploying additional personnel and training employees. Further, as cyberthreats are continually evolving, our controls and procedures may become inadequate, and we may be required to devote additional resources to modify or enhance our systems in the future. Such expenses could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
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
We are a holding company and our subsidiaries conduct all of our operations and own or lease all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our financial obligations and to pay dividends to our shareholders depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, our Board of Directors may exercise its discretion not to declare dividends.
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
We believe that we qualify for this statutory exemption for our 2019 taxable year and we expect to so qualify for our subsequent taxable years. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby cause us to become subject to U.S. federal income tax on our U.S. source shipping income. For example, there is a risk that we could no longer qualify for exemption under Section 883 of the Code for a particular taxable year if “non-qualified” shareholders with a five percent or greater interest in our stock were, in combination with each other, to own 50% or more of the outstanding shares of our stock on more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

If we are not entitled to this exemption under Section 883 of the Code for any taxable year, we would be subject for such taxable year to a 4% U.S. federal income tax on our U.S. source shipping income on a gross basis. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings and cash available for distribution to our shareholders.
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
For our 2019 taxable year and subsequent taxable years, whether we will be treated as a PFIC will depend upon the nature and extent of our operations. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets. There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Accordingly, no assurance can be given that the United States Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any taxable year if there were to be changes in the nature and extent of our operations.
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
Our technical and commercial managers are affiliates of Scorpio, which is owned and controlled by the Lolli-Ghetti family, of which our co-founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, and our Vice President, Mr. Filippo Lauro, are members. Conflicts of interest may arise between us, on the one hand, and our commercial and technical managers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels managed by other companies affiliated with our commercial or technical managers. In particular, as of the date of this annual report, our commercial and technical managers, which are operated by entities affiliated with Scorpio, provide commercial and technical management services to approximately 230 and 190 vessels, respectively, in addition to vessels in our fleet, and our commercial and technical managers may operate additional vessels that will compete with our vessels in the future. Such conflicts may have an adverse effect on our results of operations. In addition, certain members of Scorpio may benefit from economies of scale, all of which may not be passed along to us.
Our Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Vice President and Secretary do not devote all of their time to our business, which may hinder our ability to operate successfully.
Our Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Vice President and Secretary participate in business activities not associated with us, some of whom serve as members of the management teams of Scorpio Tankers Inc. (NYSE: STNG), or Scorpio Tankers, and Hermitage Offshore Services Ltd. (NYSE: PSV) (formerly Nordic American Offshore Ltd.), or Hermitage, and are not required to work full-time on our affairs. We expect that each of our executive officers will continue to devote a substantial portion of their business time to the management of the Company. Additionally, our Chief Executive Officer, President, Chief Operating Officer, Vice President and Secretary serve in similar positions in other entities within Scorpio. As a result, such executive officers may devote less time to us than if they were not engaged in other business activities and may owe fiduciary duties to both our shareholders as well as shareholders of other companies which they may be affiliated with, including Scorpio Tankers, Hermitage and Scorpio. This may create conflicts of interest in matters involving or affecting us and our customers and it is not certain that any of these conflicts of interest will be resolved in our favor. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Our commercial and technical managers are each privately held companies and there is little or no publicly available information about them.
Our vessels are commercially managed by SCM and technically managed by SSM. SCM’s and SSM’s ability to render management services will depend in part on their own financial strength. Circumstances beyond our control could impair our commercial manager’s or technical manager’s financial strength, and because each is a privately held company, information about the financial strength of our commercial manager and technical manager is not available. As a result, we and our shareholders might have little or no advance warning of financial or other problems affecting our commercial manager or technical manager even though their financial or other problems could have a material adverse effect on us.
The market price of shares of Scorpio Tankers, in which we have a significant investment, has fluctuated widely and may continue to fluctuate widely in the future.
The economic slow-down resulting from the coronavirus outbreak and the international governmental responses to it has resulted in a significant reduction in share prices of the majority of publicly traded companies, including Scorpio Tankers, in which we have a significant investment. The recent decline in the trading prices of Scorpio Tankers’ common stock between December 31, 2019 and March 31, 2020, has resulted in an unrealized loss in the value of our investment of approximately 51%, or $89.1 million.  We cannot assure you when or if the price of Scorpio Tankers’ common stock will recover the losses incurred during the first quarter of 2020.
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
In the event of the continued or permanent unavailability of LIBOR, many of our financing agreements contain a provision requiring or permitting us to enter into negotiations with our lenders to agree to an alternative interest rate or an alternative basis for determining the interest rate. These clauses present significant uncertainties as to how alternative rates or alternative bases for determination of rates would be agreed upon, as well as the potential for disputes or litigation with our lenders regarding the appropriateness or comparability to LIBOR of any substitute indices. In the absence of an agreement between us and our lenders, most of our financing agreements provide that LIBOR would be replaced with some variation of the lenders’ cost-of-funds rate. The discontinuation of LIBOR presents a number of risks to our business, including volatility in applicable interest rates among our financing agreements, increased lending costs for future financing agreements or unavailability of or difficulty in attaining financing, which could in turn have an adverse effect on our profitability, earnings and cash flow.
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
As of December 31, 2019, we had $738.7 million of outstanding indebtedness under our credit facilities and other financing obligations.
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
Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours and we may not be able to obtain our lenders’ permission when needed. This may limit our ability to pay dividends on our common shares, finance our future operations or capital requirements, make acquisitions or pursue business opportunities.
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
Please see “Item 5. Operating Financial Review and Prospects-B. Liquidity and Capital Resources-Credit Facilities and Financing Obligations.”
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
On March 31, 2020, the closing price of our common shares on the NYSE was $2.53 per share. If the market price of our common shares is below $5.00 per share, under NYSE rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to continue to use our common shares as collateral may lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common shares.
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
Our amended and restated articles of incorporation authorize us to issue 212.5 million common shares, of which we had issued and outstanding approximately 72.5 million common shares as of December 31, 2019. Sales of a substantial number of common shares in the public market, or the perception that these sales could occur, may depress the market price for our common shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. We intend to issue additional common shares in the future. Our shareholders may incur dilution from any future equity offering and upon the issuance of additional common shares upon the exercise of options we may grant to certain of our executive officers, or upon the issuance of additional common shares pursuant to our equity incentive plan.
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
Scorpio Bulkers Inc. is an international shipping company that was incorporated in the Republic of the Marshall Islands pursuant to the BCA on March 20, 2013. Our common shares have been listed for trading on the New York Stock Exchange, or NYSE, under the symbol “SALT” since December 12, 2013.
Our principal executive offices are located at 9, Boulevard Charles III, Monaco 98000 and our telephone number at that location is +377-9798-5715. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov.

The address of the Company's Internet site is http://www.scorpiobulkers.com/. None of the information contained on these websites is incorporated into or forms a part of this annual report.
Recent Developments
$67.3 Million Lease Financing

In February 2020, we agreed to sell and leaseback two Ultramax vessels (SBI Cronos and SBI Achilles) and one Kamsarmax vessel (SBI Lynx) to Ocean Yield ASA for a total financing consideration of $62.8 million. We agreed to bareboat charter-in the SBI Cronos for a period of nine years, the SBI Achilles for a period of ten years and, following execution of documentation, the SBI Lynx for a period of twelve years. We have several purchase options during the charter period of each agreement, as well as a purchase option for each vessel upon the expiration of each agreement. Upon completion of all three transactions, we expect the Company’s liquidity to increase by up to $33.6 million after the repayment of outstanding debt. We will also have the ability to drawdown on an additional tranche of an aggregate of up to $4.5 million to partially finance the installation of scrubbers on the three vessels.
Vessel Disposition
In March 2020, we entered into agreements with unaffiliated third parties to sell the SBI Jaguar and SBI Taurus, 2014 and 2015 built Ultramax vessels, respectively, and the SBI Bolero, a 2015 built Kamsarmax vessel, for approximately $53.5 million in aggregate. Delivery of the vessels is expected to take place between March and May of 2020. It is estimated that the Company’s liquidity will increase by approximately $18.3 million after the repayment of outstanding debt. We estimate that we will record a loss of approximately $16.0 million in the first quarter of 2020 related to the sale and write-off $0.3 million of deferred finance charges upon the repayment of the related debt.
Fleet Development
2019 Vessel Acquisitions and Dispositions
In the second quarter of 2019, we completed the sale of the SBI Electra and SBI Flamenco, two 2015 built Kamsarmax vessels, for approximately $48.0 million in aggregate. We recorded a loss of approximately $7.4 million to reflect this sale and wrote-off deferred financing costs of $0.2 million upon the repayment of outstanding debt.
In the fourth quarter of 2019, we completed the sale of the SBI Puma and SBI Cougar, 2014 and 2015 built Ultramax vessels, respectively, for approximately $37.9 million in aggregate. We recorded a loss of approximately $4.9 million to reflect this sale and wrote-off deferred financing costs of $0.2 million upon the repayment of outstanding debt.

During 2019, the Company’s Board of Directors decided to sell four Ultramax vessels and, as a result these vessels were classified as held for sale at December 31, 2019. The Company recorded a loss of approximately $25.2 million upon this classification.

2018 Vessel Acquisitions and Dispositions

In 2018, we took delivery of the Kamsarmax vessel, SBI Lynx, from Jiangsu Yangzijiang Shipbuilding Co. Ltd. The purchase price of $25.5 million was partially funded through a $12.8 million credit facility.

2017 Vessel Acquisitions and Dispositions

In 2017, we took delivery of a total of six newbuilding vessels, completing our newbuilding program that commenced shortly after our inception whereby we acquired 46 newbuilding vessels over the course of several years (the “Newbuilding Program”). In 2017 we also purchased nine secondhand Chinese-built Ultramax vessels for total consideration of $207.0 million, of which $186.7 million was paid in cash and $20.3 million was paid in the form of the Company’s common shares.

In 2017, we completed the sale of the Kamsarmax vessels SBI Cakewalk and SBI Charleston for $22.5 million each, representing combined aggregate net proceeds of approximately $24.2 million after repaying outstanding indebtedness related to the vessels.

B.	Business Overview

We are an international shipping company that owns and operates the latest generation of newbuilding drybulk carriers with fuel-efficient specifications and carrying capacities of greater than 30,000 dwt. All of our owned vessels have carrying capacities of greater than 60,000 dwt. Our vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains, and fertilizers, along worldwide shipping routes, and are employed primarily in the spot market or in spot market-oriented pools of similarly sized vessels. As of the date of this annual report, our operating fleet of 58 vessels consisted of 52 wholly-owned or finance leased drybulk vessels and six time chartered-in drybulk vessels, which we refer to collectively as our “Operating Fleet” (see below table for details). Our owned and financed leased fleet has a total carrying capacity of approximately 3.6 million dwt.
Our Fleet
The following tables set forth certain summary information regarding our Operating Fleet as of the date of this annual report:
Operating Fleet
Owned and Finance Leased fleet *

Vessel Name	Year Built	DWT
Kamsarmax Vessels
SBI Samba	2015	84,000
SBI Rumba	2015	84,000
SBI Capoeira	2015	82,000
SBI Carioca	2015	82,000
SBI Conga	2015	82,000
SBI Bolero	2015	82,000
SBI Sousta	2016	82,000
SBI Rock	2016	82,000
SBI Lambada	2016	82,000
SBI Reggae	2016	82,000
SBI Zumba	2016	82,000
SBI Macarena	2016	82,000
SBI Parapara	2017	82,000
SBI Mazurka	2017	82,000
SBI Swing	2017	82,000
SBI Jive	2017	82,000
SBI Lynx	2018	82,000
Total Kamsarmax		1,398,000
Ultramax Vessels
SBI Antares	2015	61,000
SBI Athena	2015	64,000
SBI Bravo	2015	61,000
SBI Leo	2015	61,000
SBI Echo	2015	61,000
SBI Lyra	2015	61,000
SBI Tango	2015	61,000
SBI Maia	2015	61,000
SBI Hydra	2015	61,000
SBI Subaru	2015	61,000
SBI Pegasus	2015	64,000
SBI Ursa	2015	61,000
SBI Thalia	2015	64,000
SBI Cronos	2015	61,000
SBI Orion	2015	64,000
SBI Achilles	2016	61,000
SBI Hercules	2016	64,000

Vessel Name	Year Built	DWT
SBI Perseus	2016	64,000
SBI Hermes	2016	61,000
SBI Zeus	2016	60,200
SBI Hera	2016	60,200
SBI Hyperion	2016	61,000
SBI Tethys	2016	61,000
SBI Phoebe	2016	64,000
SBI Poseidon	2016	60,200
SBI Apollo	2016	60,200
SBI Samson	2017	64,000
SBI Phoenix	2017	64,000
SBI Gemini	2015	64,000
SBI Libra	2017	64,000
SBI Jaguar	2014	64,000
SBI Aries	2015	64,000
SBI Taurus	2015	64,000
SBI Pisces	2016	64,000
SBI Virgo	2017	64,000
Total Ultramax		2,179,800
Aggregate Owned and Finance Leased DWT		3,577,800

* Our vessels are flagged in the Republic of the Marshall Islands or Liberia.
Time chartered-in vessels

Vessel Name	Year Built	DWT	Where Built	Daily Base Rate	Earliest Expiry
Ocean Phoenix Tree	2017	62,100	Japan	$10,885	30-Sep-20	(1)
CL Taizhou	2019	81,100	China	Variable	10-Mar-21	(2)
CL Zhenjiang	2019	81,100	China	Variable	7-Apr-21	(3)
Yangze 11	2018	82,000	China	$12,000	25-June-21	(4)
CL Suzhou	2018	81,100	China	Variable	13-Jul-21	(5)
CL Yangzhou	2015	81,100	China	Variable	22-Jul-21	(6)
Aggregate Time Chartered-in DWT		468,500

(1)
This vessel was originally time chartered-in for 22 to 24 months at the Company’s option at $10,125 per day. In September 2019, the Company exercised its option to extend the time charter for one year at $10,885 per day. The vessel was delivered to the Company in September 2017.

(2)	This vessel has been time chartered-in for 24 to 27 months at the Company’s option at 118% of the BPI. The vessel was delivered to the Company in March 2019.

(3)	This vessel has been time chartered-in for 24 to 27 months at the Company’s option at 118% of the BPI. The vessel was delivered to the Company in May 2019.

(4)
This vessel is time chartered-in for 24 months at $12,000 per day for the first twelve months and at $12,500 per day for the second twelve months. The Company has the option to extend this time charter for 12 months at $13,000 per day and an additional 12 months at $14,500 per day. The vessel was delivered to the Company in July 2019.

(5)	This vessel has been time chartered-in for 24 to 27 months at the Company’s option at 118% of the BPI. The vessel was delivered to the Company in July 2019.

(6)	This vessel has been time chartered-in for 24 to 27 months at the Company’s option at 118% of the BPI. The vessel was delivered to the Company in August 2019.
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
As of the date of this annual report, all of the vessels in our Operating Fleet are employed in one of the Scorpio Pools, which are spot market-oriented commercial pools managed by our commercial manager, which exposes us to fluctuations in spot market charter rates. Our vessels participate in the Scorpio Pools under the same contractual terms and conditions as the third party vessels in the pool. Each pool aggregates the revenues and expenses of all of the pool participants and distributes the net earnings calculated on (i) the number of pool points for the vessel, which are based on vessel attributes such as cargo carrying capacity, fuel consumption, and construction characteristics, and (ii) the number of days the vessel operated in the period. SCM, a Monaco corporation controlled by the Lolli-Ghetti family of which our co-founder, Chairman and Chief Executive Officer is a member, as is our Vice President, is responsible for the administration of the pool and the commercial management of the participating vessels, including marketing the pool, negotiating charters, including voyage charters, short duration time charters and COAs, conducting pool operations, including the distribution of pool cash earnings, and managing bunker (fuel oil) purchases, port charges and administrative services for the vessels. SCM, as operator of the Scorpio Pools, charges $300 a day for each vessel, whether owned by us or chartered-in, plus a 1.75% commission on the gross revenues per charter fixture. See “-Management of our Vessels” below.
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
Management of Our Vessels
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
Commercial and Technical Management - Revised Master Agreement
Our vessels are commercially managed by SCM and technically managed by SSM pursuant to the Revised Master Agreement, which may be terminated by either party upon 24 months’ notice, unless terminated earlier in accordance with its terms. In the event of the sale of one or more vessels, a notice period of three months’ and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change of control, including a sale of substantially all vessels, in which case a payment equal to 24 months of management fees will apply. Additional vessels that we may charter-in or acquire in the future are expected to be managed under the Revised Master Agreement or on substantially similar terms as the Revised Master Agreement.
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
Amended Administrative Services Agreement
In 2016, we entered into the Amended Administrative Services Agreement with SSH for the provision of administrative staff, office space and accounting, legal compliance, financial and information technology services for which we reimburse SSH for the direct and indirect expenses incurred while providing such services. The services provided to us by SSH may be sub-contracted to other entities within Scorpio.
SSH also arranges vessel sales and purchases for us, including newbuildings, for which, in respect of construction contracts executed prior to September 2016, when the Administrative Services Agreement was amended, we previously paid SSH a fee, payable in our common shares. The amount of common shares payable was determined by dividing $250,000 by the market value of our common shares based on the volume weighted average price of our common shares over the 30 trading day period immediately preceding the contract date of a definitive agreement to acquire any vessel. As of the date of this annual report, we issued an aggregate of 180,716 common shares to SSH in connection with the deliveries of newbuilding vessels.
In addition, SSH has agreed with us not to own any drybulk carriers greater than 30,000 dwt for so long as the Amended Administrative Services Agreement is in full force and effect. This agreement may be terminated by SSH upon 12 months’ notice or by us with 24 months’ notice.
Our Customers

We believe that developing strong relationships with the end users of our services allows us to better satisfy their needs with appropriate and capable vessels. All of our vessels are employed in Scorpio Pools, which are spot market-oriented commercial pools managed by our commercial manager, SCM. A prospective charterer’s financial condition, creditworthiness, reliability and track record are important factors in negotiating our vessels’ employment, which SCM evaluates on our behalf. We earned 31% and 60% of our revenue from the Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool, respectively, during the year ended December 31, 2019, 36% and 64% of our revenue from the Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool, respectively, during the year ended December 31, 2018, and 42% and 58% of our revenue (including commissions from SCM) from the Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool, respectively, during the year ended December 31, 2017.
Seasonality
We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charterhire rates. This seasonality may result in quarter to quarter volatility in our operating results. The drybulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months may disrupt vessel scheduling and supplies of certain commodities. As a result, revenues of drybulk carrier operators in general have historically been weaker during the fiscal quarters ended June 30 and September 30, and, conversely, been stronger in fiscal quarters ended December 31 and March 31. This seasonality may materially affect our operating results and cash available for the payment of dividends.
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
Industry and Market Conditions
The Drybulk Shipping Industry
Except as otherwise indicated, the statistical information and industry and market data contained in this section is based on or derived from statistical information as well as industry and market data collated and prepared by SSY Consultancy & Research Ltd (“SSY”). The data is based on SSY's review of such statistical information and market data available at the time (including internal surveys and sources, independent financial information, independent external industry publications, reports or other publicly available information). The incomplete nature of the statistical information and market data available required SSY to make some estimates where necessary when preparing the data. The data is subject to change and may differ from similar assessments obtained from other analysts of shipping markets. Whilst reasonable care has been taken in the preparation of the data, SSY has not undertaken any independent verification of the information and market data obtained from published sources.
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
Total international seaborne drybulk trade is estimated to have reached a new annual record of approximately 4.73 billion tonnes in 2019. This represents an increase of an estimated 1.6% from the 2018 level and an estimated 11.4% from the 2014 level, which was close to the compound annual average growth rate, or CAGR, for the period 2014 to 2019. With the exception of 2009, when the global economy was in recession, seaborne drybulk trade has recorded positive annual growth in every year since 1998. While the 2019 trade estimates set out in the table below will be subject to revision, as final trade statistics become available, our current estimates indicate a fourth consecutive year in which annual growth in seaborne trade volumes exceeded 70 million tonnes, albeit with growth unevenly distributed between the various dry bulk cargo types.

World Seaborne Drybulk Trade
(million tonnes)

Cargo/Year	2014	2015	2016	2017	2018	2019	2014-19 % Growth	CAGR
Major Bulks	3,000	2,992	3,088	3,192	3,241	3,258	9%	2%
Iron Ore	1,391	1,414	1,484	1,532	1,522	1,499	8%	2%
Coal	1,186	1,128	1,130	1,155	1,203	1,226	3%	1%
Grains	423	450	474	505	516	533	26%	5%
Minor Bulks	1,242	1,264	1,293	1,347	1,417	1,448	17%	3%
Total	4,242	4,256	4,381	4,539	4,658	4,706	11%	2%
Totals may not add due to rounding
Cargo Types
Iron ore: The key raw material for steelmaking, and single largest seaborne drybulk cargo, iron ore trade expanded more than three-fold between 2002 and 2017 on the back of unprecedented Chinese import demand. Preliminary estimates for 2019 do, however, indicate a second consecutive annual decrease, but only marginally with an estimated decline of 1.5% to 1,499 million tonnes, or Mt. This compared with a CAGR of approximately 2% for the five years since 2014. Last year’s decline in trade was despite positive growth in world steel production in 2019, which rose by an estimated 3.4% to a new all-time high, led by increases in China. In addition to China which, as described elsewhere in this section, is the dominant importer accounting for over two-thirds of seaborne imports in 2019, the main import markets for iron ore are Japan, Western Europe and South Korea, while South East Asia generated positive import growth in 2019. Exports are dominated by Australia and Brazil, which together accounted for an estimated 81% of the seaborne market in 2019 with a large majority of their cargoes carried by Capesize vessels given the favorable unit economies. This market share has increased from 79% in 2014, mainly due to the introduction of additional Australian export capacity. Other iron ore exporters include South Africa, Canada, India, Sweden, Ukraine and West Africa. Brazil’s iron ore exports shrank from 390 Mt in 2018 to 337 Mt in 2019 as a result of mining restrictions imposed in the aftermath of the January 2019 Brumadinho dam failure to allow safety inspection work to take place.
Coal: At an estimated 1,226 Mt in 2019, global seaborne coal trade increased by an estimated 1.9% from its 2018 level and represented only the fourth year of positive annual growth since 2013 against a background of improved overall energy demand. This is in line with a CAGR close to 1% for the entire five-year period from 2014 to 2019. Coal trade is comprised of two main categories: (1) steam coal (which is chiefly used for electricity generation, but also by industrial users, such as the cement industry) and (2) coking coal (a key input for blast furnace steelmaking). Both categories experienced lower trade volumes between 2014 and 2016, but have since returned to growth with steam coal reaching a new high in 2019.
Although the import market for coal was historically dominated by demand from Japan and Western Europe, the last 10-15 years have seen China and India emerge as key importers of both categories of coal. The leading exporter of coking coal is Australia, followed by the United States and Canada. Indonesia is the largest exporter of steam coal, ahead of Australia, the former Soviet Union, Colombia, South Africa and the United States.
Between 2005 and 2013, China transformed from a major steam coal exporting nation to the single largest importer, representing the strength of the country’s domestic demand for power generation. However, imports represent a very small share (i.e. less than 10%) of coal consumption in China (which is the world’s largest coal producer) and, as a result, imports have been subject to major fluctuations in response to changes in domestic market conditions. For example, in 2015 China recorded a sharp annual decline in steam coal imports, against the background of an oversupplied domestic coal market and government intervention to restrict imports, reducing the country’s steam coal imports to a six-year low. However, in 2016 both coking and steam coal imports increased, mainly as a result of government-driven cuts in domestic coal production. Further Chinese government interventions aimed at managing the domestic coal market since 2017 contributed to some significant monthly variations in import volumes, but the estimated combined annual total for coking and steam coal imports rose to a six-year high in 2019, with the coking coal annual total close to an all-time high.
India remained the world’s single largest coal importer in 2019, with gains in coking coal volumes, which are estimated to have pushed the aggregate annual volume to a record high. Annual growth in Indian imports had been dampened between 2014 and 2017, mainly due to rising domestic coal production. Japan, South Korea and Taiwan, together with Western Europe, remain major import markets, while South East Asia and Latin America have grown in importance as coal import generators. Although investments in new port facilities enabled the participation of Capesize vessels in the Asia-led coal trade growth during the period from 2010 to 2013, more recent changes in coal trade patterns (in particular, the rising share of exports from Indonesia, Russia and the US) have chiefly benefitted demand for Panamax and Handymax vessels.
Grains: Seaborne grain trade is comprised of wheat, coarse grains (corn, barley, oats, rye and sorghum) and soybeans/meal, which together totaled an estimated new record of 533 Mt in 2019, according to preliminary trade data. This was up by an estimated 3.3% from 2018 and compares with a CAGR of approximately 5% for the period from 2014 to 2019, which is the fastest rate of the major bulk cargoes. In addition, the grain trades remain an important source of freight market volatility due to both the seasonality of export flows, year-on-year variations in crop surpluses and deficits and, latterly, by import tariffs.
Soy is the largest of the three main categories of grain trade with Brazil, the United States and Argentina being the leading export countries. The principal markets are in Europe and Far East Asia with China being the world’s single largest soybean importer. Shipments are dominated by Panamax and Handymax vessels. The introduction of import tariffs by China on US soybeans in 2018 served to boost soybean volumes from Brazil to China at the expense of the US in 2018 and 2019, leading US suppliers to seek alternative markets. Despite outbreaks of African swine fever reducing animal feed demand and, in turn, soybean imports into China, world soybean and meal trade continued to grow by 3.1% to an annual record of 199 Mt in 2019. Wheat and coarse grains are also primarily carried by mid-size vessels with the United States, Canada, Russia, Ukraine, Argentina, Brazil, Australia and the European Union being the main exporting regions. In addition to Far East Asia and Europe, the Middle East, Africa and Latin America are all significant import markets.
Minor Bulks: A diversity of cargo types are covered under this heading with different sets of demand drivers. Nevertheless, together at approximately 1.45 billion tonnes per annum these trades represent a major source of employment for the smaller Handysize and Handymax vessels.
In recent years the pattern of minor bulk trade has been altered by government restrictions on the export of key industrial ores in South East Asia. This was led by an Indonesian ban on the export of unprocessed mineral ores beginning in January 2014, which reduced the country’s combined exports of bauxite and nickel ore from 121 Mt in 2013 to zero in 2015 and 2016. Bauxite trade did benefit from a sharp increase in exports from Malaysia in 2015, but in early 2016 the Malaysian government announced a temporary suspension of domestic bauxite mining, which was subsequently extended into 2019. This turned the focus of importers in China (the world’s biggest bauxite market) to longer haul supplies, particularly from West Africa (where fronthaul cargoes are now predominantly carried by Capesize vessels). At the beginning of 2017 the Indonesian government partially relaxed its ban on unprocessed mineral ore exports with limited volumes re-entering the international market. However, uncertainties continue to surround the availability of South East Asian mineral ores with, for example, nickel ore exports from Indonesia prohibited once again from January 2020.
Despite these constraints, total minor bulk trade is estimated to have achieved a new annual record in 2019. The estimated CAGR for minor bulk trade volumes for the period from 2014 to 2019 was 3%.
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
World seaborne drybulk trade followed a steady underlying upward trend during the 1980s and 1990s. Annual average growth in the major drybulk cargoes during the period from 1990 to 1999 was an estimated 2.2%, before accelerating sharply to 4.8% during the period from 2000 to 2009 and was sustained at an estimated 4.7% between 2010 and 2019.
The growth in drybulk trade volumes since 2000 has been primarily due to the rapid industrialization and urbanization of China. In the fifteen years from 2004, Chinese drybulk imports have increased more than five-fold from 357 Mt, as illustrated in the chart below. Such an expansion was facilitated by investments in new mining and port facilities in key exporting areas around the world initially in response to Chinese-driven rises in commodity prices from 2004 to 2011 and subsequently reflecting movements in the commodity price cycle.
The table below provides a more detailed comparison of China’s drybulk imports from 2014 to 2019, which shows a new annual record last year with preliminary data indicating an increase in aggregate volumes of 73.5 Mt to approximately 1,828 Mt in 2019. This was despite two consecutive annual declines in imports of iron ore in 2018 and 2019, which had made the greatest contribution to China’s drybulk import growth over the last five years. The 138 Mt estimated net increase in iron ore imports between 2014 and 2019 reflects not only increases in domestic steel production (and, therefore, iron ore consumption) to meet the needs of an industrializing and urbanizing economy as well as exports of steel products, but also the substitution of higher-quality imported iron ore for lower-quality domestic supplies and increases in port stocks, leading to iron ore imports growing more rapidly than Chinese steel production between 2013 and 2017.
However, the relationship between the two changed in 2018, as the net fall in iron ore imports was accompanied by record levels of Chinese steel production. This was partly due to the government-enforced removal for environmental reasons of scrap steel-consuming induction furnace capacity in 2017 (which had hitherto been excluded from official Chinese steel production statistics). This move not only inflated steel production growth in 2018 official data, but also constrained iron ore consumption growth owing to the abundance of steel scrap previously used in induction furnaces. In addition, winter curtailment measures introduced by the government to combat pollution by heavy industry involve restrictions on iron ore sintering to the detriment of imported iron ore fines, while there was also some destocking at China’s iron ore ports in 2018.
In 2019, constrained iron ore supply from both Australia (caused by weather-related disruption) and Brazil (chiefly from mining restrictions in the aftermath of the Brumadinho dam disaster) encouraged iron ore from alternative sources, including Canada, India, South Africa and Ukraine.
As in 2018, with grains impacted by tariffs, it was coal and, especially, the minor bulks that drove Chinese drybulk import growth in 2019. Bauxite (the main raw material for the aluminum industry) was the single largest category of minor bulk cargo imported by China in 2019, at 105.6 Mt, which was 21% above the annual total in 2018 and the highest year on record. Guinea was the biggest bauxite supplier to China, followed by Australia. There was continued resumption in imports from Indonesia in 2019, which had been the leading source of Chinese bauxite imports prior to 2014, but volumes remained modest by historical standards with the government announcing an export ban on nickel ore from January 2020. China’s total annual nickel ore imports increased from 35.0 Mt in 2017 to 44.5 Mt in 2018 and an estimated 58.4 Mt in 2019.
Chinese Drybulk Imports (Mt)

	2014	2018	2019	CAGR
Iron Ore	932.9	1,064.8	1,070.5	3%
Coal*	291.4	280.8	299.9	2%
Bauxite/Alumina	41.8	88.0	107.3	21%
Grains	90.6	108.6	106.4	4%
Other**	181.3	221.2	246.7	4%
Total of above	1,538	1,763.4	1,830.8	3%
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

Outside of China, most of the additional growth in drybulk cargo import demand during the past five years has been generated by other Asian economies. For example, and despite setbacks since 2014, Indian coal imports in 2019 were estimated to be 19 Mt higher than their corresponding level in 2014, reflecting the strength of demand from electricity generators and the cement and steel industries. Although India has added several Capesize coal import terminals in recent years, a majority of the coal cargoes arriving in the country are shipped by Supramax, Panamax and Kamsarmax vessels. More established Asian import markets, such as South Korea, have also contributed to the region’s import growth.

In contrast, European mineral imports staged only a partial recovery from their cyclical lows in 2009 and remained below their 2007 totals, before trending lower since 2014. This is partly due to slow economic growth in the Eurozone, but also policy driven changes in the region’s energy mix away from coal. Consequently, Asia’s share of world seaborne major bulk imports is estimated to have climbed to approximately 79% from approximately 60% in the middle of the last decade and 53% to 54% in 2000.
As a result, the fastest drybulk trade growth has been seen within the Pacific Basin, which has been supplemented by increases in front-haul trade from the Atlantic to the Pacific (chiefly iron ore on Capesize vessels and grains on Panamaxes and Supramaxes, but also US coal).

Seaborne Dry Bulk Trade
Million tonnes
Iron Ore
Coal
Grain
Minor bulks
Annual average growth 1990-1999 = 2.2%
Annual average growth 2000-2009 = 4.8%
Annual average growth 2010-2019 = 4.7%
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019e

Chinese Dry Bulk Imports by Main Cargo Category
All Others
Grains
Total coal
Iron Ore
"Other" comprises steel products, bauxite/alumina, petcoke, pulp/woodchip, logs, fertilizers, ferrous scrap, nickel, copper, chrome and manganese ores
Source: Chinese Customs/SSY
Million tonnes
0
200
400
600
800
1,000
1,200
1,400
1,600
1,800
2,000
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019

Drybulk Global Fleet
The cargoes outlined above are predominantly carried by drybulk carriers of more than 10,000 dwt. Drybulk carriers are single-decked ships that transport dry cargoes in “bulk” form, that is loose within cargo holds, rather than in bags, crates or on pallets.
As of the end of December 2019, the total fleet of 10,000+ dwt drybulk carriers numbered approximately 11,292 vessels of 864.9 million deadweight tonnes, or Mdwt.
This fleet is divided into four principal size segments: Handysize (10,000-39,999 dwt), Handymax (40,000-64,999 dwt), Panamax (65,000-99,999 dwt) and Capesize (100,000+ dwt). Aside from size, the main distinction between drybulk vessel types is whether they are geared (that is, equipped with cranes for loading/discharge) or gearless. The main characteristics of these four vessel types are summarized below, while the table below summarizes the current structure of the fleet by age and size. It shows that in terms of deadweight capacity, the Capesize sector is the largest with 40.3% of the end-of-December 2019 total, followed by Panamaxes at 25.2%, Handymaxes at 23.5% and Handysizes at 11.0%.
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
Handymax (40,000-64,999dwt): This segment of the drybulk carrier fleet contains three distinct sub-categories - the traditional Handymax size (40,000-49,999 dwt), the Supramax size (50,000-59,999 dwt) and the Ultramax size (60,000-64,999 dwt). There are some Ultramax newbuilding designs of above 65,000 dwt, but as these are much fewer in number than existing gearless vessels of 65,000 - 69,900 dwt, they currently fall in SSY’s Panamax size range. Despite their increased size, these vessels retain a high degree of trading flexibility as their cargo gear enables them to load and/or discharge at ports with limited facilities. They are more widely deployed on longer-haul routes than are Handysizes (due to the greater scale economies that they offer). Whereas the traditional Handymax types have gained market share from the sub-40,000 dwt fleet of Handysizes over the past 20 years, the new generation of Supramax and Ultramax vessels are also competing for business on Panamax routes.
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
Drybulk Carrier Fleet by Size/Age (Mdwt):
As of December 31, 2019

Built/Dwt	10-39,999	40-64,999	65-99,999	100,000+	Total
Pre-1995	4.0	3.9	4.1	8.4	20.4
1995-99	8.3	11.0	13.0	6.7	39.0
2000-04	7.9	18.3	23.4	22.2	71.8
2005-09	14.1	33.3	34.5	59.3	141.2
2010-14	40.6	85.3	96.8	166.7	389.4
2015-19	19.8	51.9	46.1	85.5	203.3
Total Fleet	94.7	203.7	217.9	348.8	865.1
Average Age	12 Yrs	10 Yrs	10 Yrs	9 Yrs	11 Yrs
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
The resulting impact on freight market balances and vessel earnings, as described elsewhere in this section, led to sharply-reduced levels of drybulk carrier ordering in 2011 and 2012, which in turn led to a slower pace of newbuilding deliveries in 2013 at an estimated 61.7 Mdwt followed by a further slowdown to 47.8 Mdwt in 2014.

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
The rising costs of bunker fuels between 2004 and 2012 are illustrated in the chart below, which is based on the 58,328 dwt Supramax vessel specifications used by the Baltic Exchange in constructing its daily Supramax Index. Using estimated bunker prices in Singapore, our calculations assume that at a speed of 14.0 knots the vessel consumes 33 tonnes of 380 centistoke fuel oil per day laden and 32 tonnes per day in ballast. However, SSY stresses that (1) there is a wide variance in individual vessel fuel consumptions, even within the same size segments, and (2) as described earlier in this section, many vessels have been operating at slower speeds in order to lower their daily fuel consumption and costs.
Our calculations show an increase at sea, at full speed, from approximately $5,600 per day in 2004 to approximately $21,700 per day in 2012. Reflecting the general decline in world oil prices, annual average bunker fuel costs for our Supramax example fell from approximately $18,200 per day in 2014 to approximately $7,500 per day in 2016. A partial rebound in global oil prices from the lows of early 2016 lifted estimated Supramax bunkering costs to an average of approximately $10,600 per day in 2017 and a four-year high of approximately $14,000 per day in 2018. The 2019 average of around $13,000 per day did, however, cover a wide range of daily bunkering costs from a high of approximately $19,300 per day to a low of approximately $8,500 per day, reflecting volatility in world oil markets.
Bunkering costs are a key area of attention for the shipping industry due to the International Maritime Organization’s (IMO) mandated requirement for a lowering of the global limit for sulphur in marine fuel from the current 3.5% to 0.5% from 1 January 2020. In order to comply, shipowners either have to switch to alternative bunker fuels or invest in the installation of exhaust gas cleaning systems, or scrubbers, to allow the continued use of existing bunker fuels. In response to the sudden increase in demand for compliant fuel from vessels scrubbers (accounting for the majority of the dry bulk carrier fleet at 1 January 2020), the price of IMO-compliant Very Low Sulphur Fuel Oil of 0.5% Sulphur Fuel at major global bunkering centres had by the beginning of January 2020 established a significant premium to existing High Sulphur Fuel Oil of 3.5% sulphur, so doubling daily bunkering costs given spot pricing as at 1 January 2020 for vessels without on board exhaust gas cleaning systems installed.
Reflecting the increased ordering of more fuel-efficient vessels, there was a small net rise in drybulk carrier newbuilding deliveries in 2015 to 48.9 Mdwt, but the downward trend resumed in 2016 and continued in 2017 and 2018 with the 2018 annual newbuilding delivery total of 28.2 Mdwt being the lowest since 2008.
After a sharp reduction in new drybulk carrier ordering in 2015 and 2016, in response to the deterioration in freight market conditions, there was some revival in the contracting of new vessels in 2017 and 2018 as vessel earnings firmed before slowing once more in 2019. The 2019 annual newbuilding delivery total subsequently rose to a three-year high of 40.9 Mdwt.
At an estimated 79.6 Mdwt, the total tonnage on order at the end of December 2019 represented approximately 9.2% of the existing fleet, compared with 11.5% at the end of December 2018. To provide some longer-term perspective, the corresponding end-year shares were 56.1% in 2007, 67.6% in 2008 and 57.3% in 2009, as illustrated in the chart below.
The table below summarizes the confirmed drybulk carrier orderbook as of the end of December 2019, by vessel size and scheduled year of delivery. These delivery dates can be subject to delay. For example, 2019 deliveries were an estimated 17.6% below the scheduled total as of January 1, 2020, which compared with a corresponding average rate of slippage from scheduled delivery dates in the previous five years of approximately 30.6%.
Drybulk Carrier Newbuilding Orderbook by Size Range (Million Dwt): As of December 31, 2019

Delivery	10-39,999	40-64,999	65-99,999	100,000+	Total
2020	3.1	11	15.5	29.4	59
2021	1.1	2.8	4.1	11.1	19.1
2022	—	0.1	0.3	0.8	1.2
2023	—	—	0.2	—	0.2
Total	4.2	13.9	20.1	41.3	79.5
% of Fleet	4.4%	6.8%	9.2%	11.9%	9.2%
Totals may not add due to rounding

Typically, drybulk carriers are scrapped between the ages of 25 and 30 years, but the removal of vessels of 20-24 years is common during periods of freight market weakness, and there have also been examples of scrapping of 15-19 year-old vessels (especially in the larger-sized vessels). In 2019, against the background of a generally firmer freight market, the average age of Handysize, Handymax and Panamax vessels scrapped was over 29 years, whereas for Capesize vessels it was 23 years. However, demolition is not simply a function of the fleet’s age profile. Several factors will influence an owner’s decision on whether to scrap older vessels, notably (1) actual and anticipated returns from the charter market, (2) the relative running costs and fuel-efficiency of the vessel, (3) prospective expenditure at classification society surveys (which, as well as general costs of repair and maintenance can be impacted by new regulations, such as the IMO’s convention on Ballast Water Management, where effective implementation for existing vessels entered force in September 2019) and (4) the second-hand re-sale value (that is, whether it provides a premium to scrap). For much of the period from 2000 to 2009, returns from the drybulk charter markets supported continued investment in vessel life extension, and scrapping volumes fell to minimal levels. This, however, ensured an accumulation of older tonnage in the fleet and, as a result, demolition proved extremely responsive to a deterioration in freight market conditions. For instance, deletions from the drybulk fleet rose from 3.6 Mdwt in 2008 to 14.8 Mdwt in 2009 and reached a new annual record of 35.4 Mdwt in 2012. Over the last five years, scrapping volumes have remained very reactive to changes in vessel earnings with, for example, deletions dropping to a 10-year low of 4.8 Mdwt in 2018 followed by 7.9 Mdwt in 2019 from approximately 30.0 Mdwt per annum in both 2015 and 2016.

End-Year Orderbook Development:
Million Dwt and as Percentage % of Existing Fleet
Orderbook
% Total Fleet
300
250
200
150
100
50
-
80%
70%
60%
50%
40%
30%
20%
10%
0%
End-03
End-04
End-05
End-06
End-07
End-08
End-09
End-10
End-11
End-12
End-13
End-14
End-15
End-16
End-17
End-18
End-19

Baltic Exchange Type Supramax (58,238 dwt) Fuel Costs at Sea:
Full Speed Basis
$/Day
24,000
20,000
16,000
12,000
8,000
4,000
0
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019

The low levels of demolition in 2018 and 2019 helped to ensure a net rise in the pool of drybulk tonnage aged over 15 years. At the end of December 2019, there were approximately 20.4 Mdwt of ships aged 25 years or older in the drybulk carrier fleet, with an additional 39.1 Mdwt aged 20 to 24 years and 71.8 Mdwt aged 15 to 19 years. The highest concentration of vessels aged 20 years and above was in the Handysize sector, accounting for 13.0% of dwt capacity in this size range as of the end of December 2019, compared with 7.3% of Handymaxes, 7.8% of Panamaxes and 4.4% of Capesizes.
As the chart below illustrates, historically high levels of ship demolition contributed to a marked slowdown in the rate of drybulk carrier net fleet growth in 2015 and 2016 with the estimated 2.2% rise in 2016 representing the lowest annual percentage increase since the 1990s. There was some re-acceleration in fleet supply growth in 2017 with an estimated net rise in total drybulk tonnage of 3.0% followed by a similar growth rate of 2.9% before accelerating to an estimated 4.0% between 1 January and 31 December 2019, on limited scrapping activity. However, this remained well below the rapid rates of expansion over the five-year period from 2009 to 2013 when the total drybulk fleet grew at an annual average of 11.3% per annum.
The four main segments of the drybulk fleet grew at contrasting rates in 2019, ranging from an estimated 5.3% for Panamaxes to 2.2% for Handysizes. A greater contrast is apparent when reviewing fleet developments over the period between 2015 and 2019, when the 10,000-39,999 dwt Handysize fleet grew at an estimated CAGR of 2.0%, compared with 4.5% for 40,000-64,999 dwt Handymaxes, 2.7% for 65,000-99,999 dwt Panamaxes and 2.6% for 100,000+ dwt Capes. Reflecting its faster than average growth, the Handymax sector’s share of total dwt capacity has risen from 22.0% at the end of 2014 to an estimated 23.5% as of the end of December 2019. By comparison, the same five-year period saw a decreased share of the fleet accounted for by Handysizes, falling from 11.5% to 10.9%, Panamaxes, from 25.5% to 25.2% and Capesizes, from 41.0% to 40.3%.

Dry Bulk Carrier End Year Fleet by Size
Million Dwt
100,000+
65-99,999
40-64,999
10-39,999
Annual average growth 2000-04 = 3.6%
Annual average growth 2005-09 = 7.2%
Annual average growth 2010-14 = 10.4%
Annual average growth 2015-19 = 2.9%
0
100
200
300
400
500
600
700
800
900
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019

Charter Market & Freight Rates
The chartering of drybulk vessels can take several different forms, the most typical of which are summarized below.
(a) Single voyage (“spot”) charter
This involves the hire of a vessel for just one stipulated voyage, carrying a designated quantity of a named commodity. For most such charters, an individual ship is specified that will carry out the voyage to be undertaken. The terms of the agreement between the charterer and vessel owner usually define the port(s) of cargo loading and discharge, the dates between which the cargo is to be loaded, and the cargo-handling terms. The vessel owner will receive from the charterer a mutually agreed-upon payment (normally quoted as a US$ per ton freight rate). In return, the ship owner pays all voyage expenses (such as the costs of fuel consumed on the voyage, plus port expenses), all operating costs (such as insurance and crewing of the vessel), and capital expenses (such as the servicing of any mortgage debt on the ship).
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
Given the diversity of routes and cargoes traded by the drybulk fleet, freight market measures tend to focus on average worldwide spot earnings (expressed in US$ per day). The most recognized of these measures are published on a daily basis by the Baltic Exchange in London. In addition to global averages for standard designs of Handysize (38,200 dwt), Supramax (58,328 dwt), Panamax (82,500 dwt) and Capesize (180,000 dwt) vessels, together with a number of component routes, the Baltic Exchange also publishes a daily composite Index for the entire drybulk market (the BDI or Baltic Exchange Dry Index).
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
However, 2017 did see the first rise in the BDI’s annual average for four years, to 1,145 points. This was followed by further gains in 2018, when the annual average of 1,353 points was a 7-year high and was followed by an identical annual average in 2019. Volatility remained a feature of drybulk spot markets in 2019, with the BDI moving from a monthly average of 629 points in February followed by an average of 2,255 in September, before retreating below 800 points once more in early 2020.
The first of the charts below traces developments in representative 12-month charter rates for the four main vessel sizes from January 2003 to early March 2020, encompassing the all-time highs in vessel earnings and the subsequent slump in rates. The second chart looks in more detail at developments since the beginning of 2013. It shows the Capesize-led rebound from mid-2013 to the first quarter of 2014 and subsequent slide to the depressed levels in the first quarter of 2016 before the commencement of a revival during the second half of 2016. This was followed by further increases in 2017 and 2018, which saw period rates rise to their highest levels since 2014 before some softening into early 2019. Subsequently, period rates recovered over the course of 2019, but softened again from late 2019. These assessments are based on existing modern (that is, under 10 years of age) vessels. Within these individual size ranges, period rates will vary according to such factors as vessel age, size, fuel consumption and yard of build.

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
Jul-19
Jan-20

Dry Bulk Carrier 12-Month Period Charter Rates
Capesize
Panamax
Supramax
Handysize
$/Day
30,000
27,500
25,000
22,500
20,000
17,500
15,000
12,500
10,000
7,500
5,000
2,500
0
Jan-13
Apr-13
Jul-13
Oct-13
Jan-14
Apr-14
Jul-14
Oct-14
Jan-15
Apr-15
Jul-15
Oct-15
Jan-16
Apr-16
Jul-16
Oct-16
Jan-17
Apr-17
Jul-17
Oct-17
Jan-18
Apr-18
Jul-18
Oct-18
Jan-19
Apr-19
Jul-19
Oct-19
Jan-20

Asset Values
In addition to the global balance between the demand for new vessels and available shipbuilding capacity, newbuilding prices are also influenced by changes in vessel construction costs, due to such factors as movements in steel plate prices or exchange rates against the U.S. dollar in key shipbuilding nations (principally China, Japan and South Korea).
Panamax bulk carrier newbuilding prices in Japan peaked at $56 million in the third quarter of 2008 and subsequently fell to $29 million in the final quarter of 2012. By the end of 2013 Japanese prices had climbed to a 38-month high of $35 million, chiefly as the result of recovering newbuilding demand, and remained at similar levels through much of 2014. However, prices entered a downward trend in 2015 which continued into 2016 and, by the final quarter of that year, Japanese Panamax newbuilding prices reached their lowest level since 2003 at an estimated $23.5 million. From these lows there was a sharp rebound in Japanese prices to an estimated $33.0 million during the second half of 2018, before easing to $32.0 million through most of 2019.
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
Consequently, the percentage decline in second-hand prices between 2008 and 2012 was more severe than for newbuildings. Prices showed a firmer trend from the beginning of 2013 to March 2014, when five-year old values rose by an average of approximately 50%, led by a 60-70% increase in Capesize prices. The onset of generally weaker spot and period charter rates began to erode second-hand values during the latter months of 2014, and downward pressure intensified during 2015 and into 2016, sharply reducing prices. By the end of February 2016, Panamax five-year old prices of approximately $11.0 million were at their lowest since the 1980s. However, from these lows, second-hand prices have shown a significant improvement, with Panamax five-year old values reaching approximately $22.5 million at the end of 2019.
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
Jul-19
Jan-20

Handymax/Supramax Bulk Carrier Representative Asset Values
$ million
$80
$70
$60
$50
$40
$30
$20
$10
$0
5-year old
10-year old
Newbuild Japan
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Jul-15
Jan-16
Jul-16
Jan-17
Jul-17
Jan-18
Jul-18
Jan-19
Jul-19
Jan-20

Panamax Bulk Carrier Representative Asset Values
$ million
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
5-year old
10-year old
Newbuild Japan
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Jul-15
Jan-16
Jul-16
Jan-17
Jul-17
Jan-18
Jul-18
Jan-19
Jul-19
Jan-20

Capesize Bulk Carrier Representative Asset Values
$ million
$160
$140
$120
$100
$80
$60
$40
$20
$0
5-year old
10-year old
Newbuild Japan
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Jul-15
Jan-16
Jul-16
Jan-17
Jul-17
Jan-18
Jul-18
Jan-19
Jul-19
Jan-20

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
International Maritime Organization
The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” adopted the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, became effective on January 1, 2020.
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
In June 2015 the IMO formally adopted the International Code of Safety for Ships using Gases or Low flashpoint Fuels, or the “IGF Code”, which is designed to minimize the risks involved with ships using low flashpoint fuels- including LNG. The IGF Code will be mandatory under SOLAS through the adopted amendments. The IGF Code and the amendments to SOLAS became effective January 1, 2017.
Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or “PCBs”) are also prohibited. We believe that all our vessels are currently compliant in all material respects with these regulations.
The Marine Environment Protection Committee, or “MEPC,” adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuel, or certain exhaust gas cleaning systems. From January 1, 2020, ships were required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulphur on ships were adopted and took effect March 1, 2020. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.
Sulfur content standards are even stricter within certain “Emission Control Areas,” or “ECAs”. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2010. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019. The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.
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
Safety Management System Requirements
The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims (the “LLMC”) sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our vessels are in substantial compliance with SOLAS and LLMC standards.
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
Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016 set for application to new oil tankers and bulk carriers. The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers (“GBS Standards”).
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments that became effective on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas.
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
Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.
Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) in 2004. The BWM Convention entered into force on September 8, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.
On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (“IOPP”) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management, mandatory rather than permissive, and formalized an implementation schedule for D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial.
Once mid-ocean ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.
The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in a ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.
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
United States Regulations
The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Oil Pollution Act of 1990 (“OPA”) established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200-nautical mile exclusive economic zone around the U.S. The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.
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
OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective November 12, 2019, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,200 per gross ton or $997,100 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.
OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and plan to comply going forward with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility.
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and the U.S. President proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling, expanding the U.S. waters that are available for such activity over the next five years. The effects of these changes are currently unknown. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.
OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.
We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.
Other United States Environmental Initiatives
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The CAA requires states to adopt State Implementation Plans, or “SIPs”, some of which regulate emissions resulting from vessel loading and unloading operations which may affect our vessels.
The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of “waters of the United States.” The proposed rule was published in the Federal Register on February 14, 2019 and was subject to public comment. On October 22, 2019, the agencies published a final rule repealing the 2015 Rule defining “waters of the United States” and recodified the regulatory text that existed prior to the 2015 Rule. The final rule became effective on December 23, 2019. The effect of this proposal on U.S. environmental regulations is still unknown.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards.  Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized.  Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.
European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses.
The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called “SOx-Emission Control Area:). As of January 2020, EU member states also have to ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.
International Labour Organization
The International Labor Organization (the “ILO”) is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with MLC 2006 for all ships of 500 gross tons or engaged in international trade and flying the flag of a Member and operating from a port, or between ports, in another country. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the

Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, the U.S. President announced that the United States intends to withdraw from the Paris Agreement, which provides for a four-year exit process, meaning that the earliest possible effective withdrawal date cannot be before November 4, 2020. The timing and effect of such action has yet to be determined.
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses.
The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.
In the United States, the EPA issued a finding that greenhouse gases endanger public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulation for methane emissions. The EPA or individual U.S. states could enact environmental regulations that would affect our operations.
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
Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code (“the ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.
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
Inspection by Classification Societies
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or “the Rules”, which apply to oil tankers and bulkers contracted for construction on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All our vessels are certified as being “in class” by all the applicable Classification Societies (e.g. American Bureau of Shipping, Lloyd’s Register of Shipping).
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
The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes liabilities upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected, and we might not be always able to obtain adequate insurance coverage at reasonable rates.
Marine Risks Covered
We procure marine hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance and freight, demurrage and defense insurance for our fleet. We generally do not maintain insurance against loss of hire (except for certain charters for which we consider it appropriate), which is mainly triggered when H&M covered risks that result in the loss of use of a vessel.
Protection and Indemnity Insurance
Protection and indemnity insurance is provided by mutual protection and indemnity associations, or “P&I Associations”, and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal.
Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of US$10 million up to, currently, approximately US$ 8.2 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.
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
During 2019, and as of the date of this annual report, all of our owned, finance leased and time chartered-in vessels are operating in the Scorpio Pools.
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
Technical management fees are paid to SSM, which is controlled by the Lolli-Ghetti family. Pursuant to our Revised Master Agreement, SSM provides us with technical services, which it may choose to subcontract to other parties at its discretion.
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
Reconciliations of EBITDA, and TCE revenue as determined in accordance with U.S. GAAP for the years ended December 31, 2019, and 2018, as well as reconciliations of adjusted net income or loss and related per share amounts and adjusted EBITDA in accordance with U.S. GAAP for the year ended December 31, 2019 are provided below.
EBITDA

	For the Year Ended December 31,
In thousands	2019	2018
Net income (loss)	$44,654	$(12,698)
Adjustments:
Net interest expense	42,887	39,180
Depreciation and amortization (1)	70,775	74,070
EBITDA	$158,316	$100,552
(1) Includes depreciation, amortization of deferred financing costs and restricted stock amortization.
Adjusted net loss

	For the Year Ended December 31,
	2019
In thousands, except per share amounts	Amount	Per share
Net income (loss)	$44,654	$0.64
Adjustments:
Loss / write down on assets held for sale	37,289	0.54
Write off of deferred financing cost	681	0.01
Total adjustments	37,970	0.55
Adjusted net income (loss)	$82,624	$1.19

Adjusted EBITDA

For the Year Ended December 31,
In thousands	2019
Net income (loss)	$44,654
Impact of Adjustments (1)	37,970
Adjusted net income (loss)	82,624
Add Back:
Net interest expense	42,887
Depreciation and amortization (2)	70,094
Adjusted EBITDA	$195,605
(1) Includes loss/write down on assets held for sale of $37.3 million and a write off of deferred financing costs of $0.7 million for 2019 and loss/write down on assets held for sale of $17.7 million and a write off of deferred financing costs of $0.5 million for 2017.
(2) Includes depreciation, amortization of deferred financing costs and restricted stock amortization.
TCE Revenue
Time Charter Equivalent, or TCE, revenue is defined as voyage revenues less voyage expenses. Such TCE revenue, divided by the number of our available days during the period, or revenue days, is TCE per revenue day, which we believe is consistent with industry standards. TCE per revenue day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charterhire rates for vessels on voyage charters are generally not expressed in per-day amounts while charterhire rates for vessels on time charters generally are expressed in such amounts.

	For the Year Ended December 31,
In thousands	2019	2018
Vessel Revenues	$224,579	$242,502
Less:
Voyage expenses	(4,200)	(549)
TCE revenue	$220,379	$241,953
Executive Summary for the Year Ended December 31, 2019
For the year ended December 31, 2019, net income was $44.7 million, or $0.64 per diluted share, compared to a net loss of $12.7 million, or $0.18 per diluted share, in the same period in 2018. Results for 2019 include a non-cash gain of approximately $114.7 million and cash dividend income of $2.2 million, or $1.68 per diluted share, primarily from the Company’s equity investment in Scorpio Tankers Inc., a related party, charges of approximately $38.0 million, or $0.55 per diluted share, related to the sales of the SBI Electra, SBI Flamenco, SBI Cougar and SBI Puma and the related write-off of deferred financing costs on the credit facilities related to those vessels, as well as the classification of four Ultramax vessels as held for sale, and the write-off of deferred financing costs of approximately $3.1 million, or $0.04 per diluted share, related to the refinancing of existing debt. EBITDA for 2019 and 2018 were $158.3 million and $100.6 million, respectively (see Non-GAAP Financial Measures below).
For 2019, the Company’s adjusted net income was $82.6 million, or $1.19 adjusted per diluted share, which excludes the impact of the write-down of assets either sold or held for sale and the write-off of related deferred financing costs totaling $38.0 million. Adjusted EBITDA for 2019 was $195.6 million. There were no such non-GAAP adjustments to net loss in 2018 (see Non-GAAP Financial Measures below).
Total vessel revenues for 2019 were $224.6 million compared to $242.5 million for prior year period. Our TCE revenue (see Non-GAAP Financial Measures) for 2019 was $220.4 million, a decrease of $21.6 million from the prior year period.
Total operating expenses for the year ended December 31, 2019 were $246.0 million, including the write-down of assets either sold or held for sale of $37.3 million, compared to $199.2 million in 2018. This increase was due primarily to the aforementioned write-downs and an increase in charterhire expense due to the increase in the number of vessels time chartered-in.
During 2019, we paid a special stock dividend to our shareholders of an aggregate of approximately one million shares of common stock of Scorpio Tankers, a related party. We also maintained our $0.02 quarterly dividend, paying out approximately $5.7 million in cash in aggregate.
Results for the Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018
Ultramax Operations

	For the Year Ended December 31,
	2019	2018	Change	% Change
TCE Revenue:
Vessel revenue	$138,387	$155,197	$(16,810)	(11)
Voyage expenses	1,512	330	1,182	358
TCE Revenue	$136,875	$154,867	$(17,992)	(12)
Operating expenses:
Vessel operating costs	67,305	71,220	(3,915)	(5)
Charterhire expense	3,726	3,754	(28)	(1)
Vessel depreciation	35,932	37,287	(1,355)	(4)
General and administrative expense	4,152	4,344	(192)	(4)
Loss / write down on assets held for sale	29,936	—	29,936	NA
Total operating expenses	$141,051	$116,605	$24,446	21
Operating (loss) income	$(4,176)	$38,262	$(42,438)	(111)
Vessel revenue for our Ultramax Operations decreased to $138.4 million in 2019 from $155.2 million in 2018.
TCE revenue (see Non-GAAP Financial Measures) for our Ultramax Operations was $136.9 million for 2019 compared to $154.9 million for the prior year. During both periods, our Ultramax fleet consisted of a day-weighted average of 37 vessels owned or finance leased and one vessel time chartered-in. TCE revenue per day was $10,291 and $11,226 for 2019 and 2018, respectively.

	For the Year Ended December 31,
Ultramax Operations:	2019	2018	Change	% Change
TCE Revenue	$136,875	$154,867	$(17,992)	(12)
TCE Revenue / Day	$10,291	$11,226	$(935)	(8)
Revenue Days	13,300	13,795	(495)	(4)
Our Ultramax Operations vessel operating costs were $67.3 million in 2019, including approximately $2.3 million of takeover costs and contingency expenses compared with vessel operating costs for the prior year of $71.2 million, relating to 37 vessels owned or finance leased on average during both periods. Daily operating costs excluding takeover costs and contingency expenses for 2019 of $4,873 were down slightly from the prior year period of $4,962 due to the timing of repairs and the purchase of spares and stores.
Charterhire expense for our Ultramax Operations was approximately $3.7 million for 2019 and $3.8 million for 2018 and relates to the vessel the Company time chartered-in at $10,125 per day until September 2019, when the Company exercised its option to extend the time charter for one year at $10,885 per day.
Ultramax Operations depreciation decreased from $37.3 million in 2018 to $35.9 million in 2019 due to the sale or classification as held for sale of a total of six vessels during 2019.

General and administrative expense for the Company’s Ultramax Operations, which consists primarily of administrative service fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions, was $4.2 million for 2019 and $4.3 million for 2018.
During 2019, the Company recorded a write-down on assets held for sale related to the classification of six vessels as held for sale.  The sale of the SBI Cougar and SBI Puma was completed in October 2019 and four vessels remained classified as held for sale at December 31, 2019.

Kamsarmax Operations

	For the Year Ended December 31,
	2019	2018	Change	% Change
TCE Revenue:
Vessel revenue	$86,192	$87,305	$(1,113)	(1)
Voyage expenses	2,688	219	2,469	1,127
TCE Revenue	$83,504	$87,086	$(3,582)	(4)
Operating expenses:
Vessel operating costs	33,816	34,255	(439)	(1)
Charterhire expense	13,498	422	13,076	3,099
Vessel depreciation	18,292	19,320	(1,028)	(5)
General and administrative expense	2,083	2,069	14	1
Loss / write down on assets held for sale	7,353	—	7,353	NA
Total operating expenses	$75,042	$56,066	$18,976	34
Operating loss	$8,462	$31,020	$(22,558)	73
Vessel revenue for our Kamsarmax Operations decreased slightly to $86.2 million in 2019 from $87.3 million in the prior year.
TCE revenue (see Non-GAAP Financial Measures) for our Kamsarmax Operations was $83.5 million for 2019 associated with a day-weighted average of 18 vessels owned or finance leased and three vessels time chartered-in, compared to $87.1 million for the prior year, associated with a day-weighted average of 19 vessels owned or finance leased. TCE revenue per day was $11,671 and $13,127 for 2019 and 2018, respectively.

	For the Year Ended December 31,
Kamsarmax Operations:	2019	2018	Change	% Change
TCE Revenue	$83,504	$87,086	$(3,582)	(4)
TCE Revenue / Day	$11,671	$13,127	$(1,456)	(11)
Revenue Days	7,155	6,634	521	8
Kamsarmax Operations vessel operating costs were $33.8 million for 2019, including approximately $1.2 million of takeover costs and contingency expenses, compared with vessel operating costs of $34.3 million in the prior year and related to 18 and 19 vessels owned or finance leased on average, respectively. Daily operating costs excluding takeover costs and contingency expenses increased for 2019 from 2018 at $4,986 and $4,940, respectively, due to the timing of spares and stores purchases as well as the timing of repairs and maintenance.
Kamsarmax Operations charterhire expense was $13.5 million in 2019, relating to five vessels we began time chartering-in during 2019. Prior to that, we were a party to a profit and loss sharing agreement related to one Kamsarmax vessel with a third party for which we recorded our residual share of the profit or loss.
Kamsarmax Operations depreciation was $18.3 million and $19.3 million in 2019 and 2018, respectively reflecting the decrease in vessels owned or finance leased following the sale of the SBI Electra and SBI Flamenco.

General and administrative expense for Kamsarmax Operations was $2.1 million for both 2019 and 2018. The expense consists primarily of administrative services fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions.
During 2019, we recorded a write-down of assets held for sale related to the sale of the SBI Electra and SBI Flamenco totaling approximately $7.4 million.
Corporate
Certain general and administrative expenses the Company incurs, as well as all of its financial expenses and investment income or losses, are not attributable to a specific segment. Accordingly, these costs are not allocated to the Company’s segments. These general and administrative expenses, including compensation, audit, legal and other professional fees, as well as the costs of being a public company, such as director fees, were $25.7 million and $25.9 million in 2019 and 2018, respectively. The year over year decrease is due primarily to fees incurred in relation to the investment in Scorpio Tankers Inc., offset in part by an increase in non-cash restricted stock amortization.
We recorded a non-cash gain of approximately $114.7 million and cash dividend income of $2.2 million during 2019 and a non-cash loss of approximately $7.7 million and cash dividend income of $0.5 million during 2018 primarily from our equity investment in Scorpio Tankers.

Financial expenses, net of interest income increased to $50.7 million in 2019 from $48.8 million in the prior year period due to higher levels of debt. In 2019, approximately $3.7 million of deferred financing costs were written off related to vessel sales and debt refinancings under our new sale and leaseback transactions.

Results for the Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017
For a discussion of our results for the year ended December 31, 2018 compared to the year ended December 31, 2017, please see “Item 5 - Operating and Financial Review and Prospects - A. Operating Results - Results for the Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017” contained in our annual report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 20, 2019.
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

Pursuant to our bank credit facilities, prior to drawdown of loans under the credit facilities we submit to the lenders valuations of the vessels collateralizing the relevant facility. Thereafter, we will regularly submit to the lenders valuations of our vessels on an individual charter free basis in order to evidence our compliance with the collateral maintenance covenants under our bank credit facilities.  Such a valuation is not necessarily the same as the amount any vessel may bring upon sale, which may be more or less, and should not be relied upon as such.  We have received valuations on each vessel in our fleet as of December 31, 2019. If we were to apply those valuations to the carrying value of our vessels as of December 31, 2019, the aggregate carrying value would exceed the aggregate fair value of our vessels by approximately $156.0 million. The fair values of our vessels can fluctuate depending on the shipyards and the dates of delivery. These assumptions have not been taken into account in the amounts disclosed above.
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

During our fourth quarter 2019 assessment, we determined that the undiscounted future income streams expected to be generated by each asset group, over their remaining operating lives exceeded and therefore would be sufficient to recover their respective carrying values and, accordingly, we confirmed that our vessels were not impaired under U.S. GAAP. As of December 31, 2019 we owned 52 vessels with an average remaining useful life of 21.1 years.

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

In our impairment testing, we also examine the sensitivity of the future income streams expected to be earned and carrying values to be recovered by reviewing other scenarios relative to the initial assumptions we used to see if the resulting impact would have resulted in a different conclusion. Accordingly, we perform a sensitivity analysis based on more conservative expected useful lives and carrying amounts for our vessels. In the sensitivity analysis, we decreased our vessels’ estimated useful lives by approximately 5% for each vessel class and increased the carrying values of our Kamsarmax fleet and our Ultramax fleet by 8% and 19%, respectively, (holding all other critical assumptions constant). We then evaluated the outcome of the sensitivity analysis performed to assess their impact on our conclusions. In the analysis, we found that there was no impairment of any of our assets or asset groups.

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

Management will continue to monitor developments in charter rates in the markets in which we participate with respect to the expectation of future rates over an extended period of time that are utilized in the analyses.

B.	Liquidity and Capital Resources
Our primary source of funds for our short-term and long-term liquidity needs will be the cash flows generated from our vessels, which primarily operate in the Scorpio Pools, in the spot market or, under certain circumstances on time charter. We believe that the Scorpio Pools reduce volatility because (i) they aggregate the revenues and expenses of all pool participants and distribute net earnings to the participants based on an agreed upon formula and (ii) some of the vessels in the pool are on time charter. Furthermore, spot charters provide flexibility and allow us to fix vessels at prevailing rates.
At December 31, 2019, cash and cash equivalents totaled $42.5 million. We believe that our current cash and cash equivalents balance and operating cash flows, our ability to sell or refinance certain vessels or to sell our investment in Scorpio Tankers, as well as our access to credit markets will be sufficient to meet our short-term and long-term liquidity needs for the next 12 months from the date of this annual report, which are primarily comprised of debt repayment obligations and contractual payments for exhaust gas cleaning systems (see Liquidity Risk section of Note 1, Organization and Basis of Presentation, to the consolidated financial statements).
Cash Flow
Operating Activities
The table below summarizes the effect of the major components of operating cash flow.

	For the Year Ended December 31,
(in thousands)	2019	2018	2017
Net income (loss)	$44,654	$(12,698)	$(59,726)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:	(15,997)	81,247	84,181
Related party balances	2,993	(195)	(7,568)
Effect of changes in other working capital and operating assets and liabilities	2,230	2,092	2,695
Net cash provided by operating activities	$33,880	$70,446	$19,582
The cash flow provided by operating activities for 2019 reflects the lower time charter rates earned during the period. Our non-cash items include unrealized gains on investments, the loss/write-down on vessels held for sale, vessel depreciation, amortization of restricted stock and deferred financing costs.
Investing Activities
Net cash provided by investing activities of $53.8 million during 2019 primarily reflects the proceeds received from the sale of four vessels partially offset by payments made on our scrubber program.
Financing Activities
Net cash used financing activities of $112.7 million primarily reflects the redemption of our Senior Notes, repayment of debt related to vessel sales and the repayment of the revolving line of credit available under the $184.0 Million Credit Facility.
Secured Credit Facilities and Financing Obligations

As of December 31, 2019, we had $738.7 million of outstanding borrowings under the credit agreements and financing obligations described below as shown in the following table (dollars in thousands):

	December 31, 2019	March 31, 2020
	Amount outstanding	Amount outstanding
$12.5 Million Credit Facility	$8,617	$—
$27.3 Million Credit Facility	8,813	—
$85.5 Million Credit Facility	46,499	45,404
$38.7 Million Credit Facility	10,200	9,900
$12.8 Million Credit Facility	11,475	11,475
$30.0 Million Credit Facility	27,198	26,642
$60.0 Million Credit Facility	26,573	26,008
$184.0 Million Credit Facility	130,145	161,374
$34.0 Million Credit Facility	31,571	33,714
$90.0 Million Credit Facility	82,100	80,125
$19.6 Million Lease Financing - SBI Rumba	16,883	16,570
$19.0 Million Lease Financing - SBI Tango	17,303	17,008
$19.0 Million Lease Financing - SBI Echo	17,396	17,116
$20.5 Million Lease Financing - SBI Hermes	19,059	18,739
$21.4 Million Lease Financing - SBI Samba	20,384	20,033
CMBFL Lease Financing	113,006	110,325
$45.0 Million Lease Financing - SBI Virgo & SBI Libra	40,027	39,279
AVIC Lease Financing	111,450	109,077
$67.3 Million Lease Financing	—	40,726
Total	$738,699	$783,515
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
Loan Covenants
Our credit facilities and financing obligations discussed above, have, among other things, the following financial covenants, as amended or waived, the most stringent of which require us to maintain:

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

•
Minimum fair value of the collateral for each credit facility, such that the aggregate fair value of the vessels collateralizing the credit facility is between 140% and 160% of the aggregate principal amount outstanding under such credit facility, or, if we do not meet these thresholds to prepay a portion of the loan or provide additional security to eliminate the shortfall.

•
Minimum fair value of the vessel for certain financing obligations be 115% of the principal amount outstanding under such financing obligation, or, if we do not meet this threshold, to prepay a portion of the financing obligation or provide additional security to eliminate the shortfall.

Our credit facilities discussed above have, among other things, the following restrictive covenants which would restrict our ability to:

•	incur additional indebtedness;

•	sell the collateral vessel, if applicable;

•	make additional investments or acquisitions;

•	pay dividends; or

•	effect a change of control of us.
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
In addition, the Company’s credit facilities and finance leases contain subjective acceleration clauses under which the debt could become due and payable in the event of a material adverse change in the Company’s business.
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
As of December 31, 2019, we were in compliance with all of the financial covenants contained in the credit facilities that we had entered into as of that date.
Please see Note 11, Debt, to our consolidated financial statements for additional information about our credit facilities.
AVIC Lease Financing
On June 27, 2019, we closed a financing transaction involving the sale and leaseback of three Ultramax vessels (SBI Antares, SBI Bravo and SBI Leo) and on July 16, 2019, we closed a financing transaction involving the sale and leaseback of three additional Ultramax vessels (SBI Hydra, SBI Lyra, and SBI Maia) to AVIC International Leasing Co., Ltd. As part of these transactions, we agreed to bareboat charter-in the vessels for a period of eight years and will have purchase options beginning after the end of the second year of each bareboat charter agreement. We also have a purchase obligation for each vessel upon the expiration of each bareboat charter agreement.
This transaction provides financing for the installation of scrubbers for each of the six vessels included at the lowest of (a) 82% of the scrubber market value, (b) 82% of the scrubber price and (c) approximately $1.6 million, which will amortize over five years at $82,000 per quarter per vessel once drawn down. Approximately $1.6 million of the available financing was drawn-down in the fourth quarter of 2019.
$45.0 Million Lease Financing - SBI Virgo and SBI Libra
On May 21, 2019, we closed a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Virgo and SBI Libra for a consideration of $21.0 million per vessel. As part of this transaction, we agreed to bareboat charter-in the vessels for a period of 11 years and will have purchase options beginning after the end of the fourth year of each bareboat charter agreement.
This transaction provides up to $1.5 million of financing for the installation of scrubbers for each of the vessels included. These will amortize at $1,370 per day per vessel for the first two years and $685 per day per vessel for the following two years once drawn down.
CMBFL Lease Financing
On May 24, 2019, we closed a financing transaction with CMB Financial Leasing Co., Ltd. involving the sale and leaseback of three Ultramax vessels (SBI Pegasus, SBI Subaru and SBI Ursa) and four Kamsarmax vessels (SBI Lambada, SBI Macarena, SBI Carioca and SBI Capoeira). As part of this transaction, we agreed to bareboat charter-in the vessels for a period of seven years. In addition, we have purchase options beginning after the end of the third year of each bareboat charter agreement, as well as a purchase option for each vessel upon the expiration of each bareboat charter agreement.
This transaction provides financing for the installation of scrubbers for each of the seven vessels included at the lowest of (a) 75% of the scrubber market value, (b) 75% of the scrubber price or (c) approximately $1.7 million, which will amortize proportionally over the remaining term of the lease with a balloon payment made at maturity.
$21.4 Million Lease Financing - SBI Samba
On April 15, 2019, we closed a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Samba, a 2015 Japanese built Kamsarmax vessel, for consideration of $21.4 million. As part of the transaction, we make monthly payments of $208,354 under a five-year bareboat charter agreement with the buyer. The transaction also provides us with the option to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement.
$19.0 Million Lease Financing - SBI Echo
On July 18, 2018, we closed a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Echo, a 2015 Japanese built Ultramax vessel, for consideration of $19.0 million. As part of the transaction, we make monthly payments of $164,250 under a five-year bareboat charter agreement with the buyer. The transaction also provides us with options to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement.
$19.0 Million Lease Financing - SBI Tango
On July 18, 2018, we closed a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Tango, a 2015 Japanese built Ultramax vessel, for consideration of $19.0 million. As part of the transaction, we make monthly payments of $164,250 under a five-year bareboat charter agreement with the buyer. The transaction also provides us with options to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement.
$20.5 Million Lease Financing - SBI Hermes
On November 16, 2018, we closed a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Hermes, a 2016 Japanese built Ultramax vessel, for consideration of $20.5 million. As part of the transaction, we make monthly payments of $177,938 under a five-year bareboat charter agreement with the buyer. The transaction also provides us with options to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement.
$19.6 Million Lease Financing - SBI Rumba
On October 25, 2017, we closed a financing transaction with unaffiliated third parties involving the sale and leaseback of the SBI Rumba, a 2015 Japanese built Kamsarmax vessel, for consideration of approximately $19.6 million. As part of the transaction, we have agreed to make monthly payments of $164,250 under a nine and a half year bareboat charter agreement with the buyers, which we have the option to extend for a further six months. The agreement also provides us with options to repurchase the vessel beginning on the fifth anniversary of the sale until the end of the bareboat charter agreement.
$67.3 Million Lease Financing

In February 2020, we agreed to sell and leaseback two Ultramax vessels (SBI Cronos and SBI Achilles) and one Kamsarmax vessel (SBI Lynx) to Ocean Yield ASA for a total financing consideration of $62.8 million. The Company agreed to bareboat charter-in the SBI Cronos for a period of nine years, the SBI Achilles for a period of ten years and, following the execution of documentation, the SBI Lynx for a period of twelve years. The Company has several purchase options during the charter period of each agreement, as well as a purchase option for each vessel upon the expiration of each agreement. Upon completion of all three transactions, we expect the Company’s liquidity to increase by up to $33.6 million after the repayment of outstanding debt. We will also have the ability to drawdown on an additional tranche of an aggregate of up to $4.5 million to partially finance the installation of scrubbers on the three vessels.

$42.0 Million Credit Facility
On January 30, 2015, we entered into a senior secured credit facility for up to $42.0 million with a leading European financial institution to finance a portion of the purchase price of two Kamsarmax vessels in our then existing Newbuilding Program which were delivered to us, and subsequently upsized by $10.8 million to finance a portion of the purchase price of one Ultramax vessel. Each tranche for the Kamsarmax vessels had a final maturity of six years from the drawdown date of the respective vessel, while the tranche for the Ultramax vessel was scheduled to mature on September 21, 2021. This facility bore interest at LIBOR plus a margin of 2.97%. This facility was secured by, among other things, a first preferred mortgage on the three vessels and was guaranteed by each of the vessel owning subsidiaries.
During the second quarter of 2019, we repaid and terminated this credit facility upon the completion of the $21.4 Million Lease Financing - SBI Samba.
$30.0 Million Credit Facility
On September 13, 2018, we entered into a senior secured credit facility for up to $30.0 million with ING Bank N.V. to refinance two of our Kamsarmax vessels (SBI Zumba and SBI Parapara). The facility has a final maturity date of five years from drawdown date and bears interest at LIBOR plus a margin of 2.20% per annum. This facility is secured by, among other things, a first preferred mortgage on the two Kamsarmax vessels and is guaranteed by each of the vessel owning subsidiaries.
On August 28, 2019, this facility was increased by approximately $2.6 million in the aggregate for the financing of the installation of scrubbers on the two vessels financed under this facility. Once drawn down, the amounts will amortize over twelve equal quarterly payments.
$60.0 Million Credit Facility
On September 11, 2018, we entered into a senior secured credit facility for up to $60.0 million to finance up to 60% of the fair market value of two Ultramax vessels (SBI Perseus and SBI Phoebe) and two Kamsarmax vessels (SBI Electra and SBI Flamenco). The SBI Electra and SBI Flamenco were sold in the second quarter of 2019 and the related debt was repaid. The facility has a final maturity date of five years from drawdown date and bears interest at LIBOR plus a margin of 2.25% per annum. This facility is secured by, among other things, a first preferred mortgage on the two remaining Ultramax vessels and is guaranteed by each of the vessel owning subsidiaries.
On July 23, 2019, this facility was increased by approximately $2.9 million in the aggregate for the financing of the installation of scrubbers on the two vessels financed under this facility, which will amortize in equal quarterly payments over the remaining term of the facility once drawn down (but no more than 14 quarterly installments).
$184.0 Million Credit Facility
On September 21, 2018, we entered into a senior secured credit facility for up to $184.0 million with Nordea Bank ABP, New York Branch, and Skandinaviska Enskilda Banken AB (publ) to refinance up to 60% of the fair market value of six Ultramax vessels (SBI Athena, SBI Thalia, SBI Zeus, SBI Hera, SBI Poseidon and SBI Apollo) and six Kamsarmax vessels (SBI Conga, SBI Bolero, SBI Sousta, SBI Rock, SBI Reggae and SBI Mazurka). The facility, which is comprised of a term loan of up to $104.0 million and a revolver of up to $80.0 million, has a final maturity date of five years from signing date and bears interest at LIBOR plus a margin of 2.40% per annum. This facility is secured by, among other things, a first preferred mortgage on the twelve vessels and is guaranteed by each of the vessel owning subsidiaries.
On June 19, 2019, this facility was increased by approximately $17.4 million in the aggregate for the financing of the installation of scrubbers on the twelve vessels financed under this facility. The repayment profile is on a fifteen year age adjusted profile.

We expect to repay approximately $12.5 million of this facility and write-off approximately $0.1 million of deferred financing costs as part of the sale of the SBI Bolero, which is expected to close in the second quarter of 2020. The financing available for the installation of scrubbers is also expected to be reduced by approximately $1.5 million.
$34.0 Million Credit Facility
On October 3, 2018, we entered into a senior secured credit facility for up to $34.0 million with a leading European financial institution to refinance up to 62.5% of the fair market value of two Kamsarmax vessels (SBI Jive and SBI Swing).  The loan facility, which is comprised of a term loan up to $17.0 million and a revolver up to $17.0 million, has a final maturity date of seven years from signing date and bears interest at LIBOR plus a margin of 2.35% per annum. This facility is secured by, among other things, a first preferred mortgage on the two vessels and is guaranteed by each of the vessel owning subsidiaries.
On June 17, 2019, this facility was increased by $3.0 million in the aggregate for the financing of the installation of scrubbers for each of the two vessels which will amortize at $125,000 per quarter per vessel once drawn down. In the first quarter of 2020, the entire $3.0 million of available financing was drawn-down.
$330.0 Million Credit Facility
On July 29, 2014, we entered into a $330.0 million senior secured credit facility with Credit Agricole Corporate and Investment Bank and Deutsche Bank AG London to finance a portion of the purchase price of 22 of the vessels in our then existing newbuilding program, which was subsequently reduced by $15.0 million due to our sale of one of the vessels that was to collateralize this facility. This facility bore interest at LIBOR plus a margin of 2.925% per annum and had a term of seven years. This facility was secured by, among other things, a first preferred cross-collateralized mortgage on each of the 21 vessels (consisting of 15 Ultramax vessels and six Kamsarmax vessels) and was guaranteed by each of the vessel owning subsidiaries.
During the third quarter of 2019, we repaid and terminated this credit facility upon the completion of the AVIC Lease Financing.
$90.0 Million Credit Facility
On November 8, 2018, we entered into a senior secured credit facility for up to $90.0 million with Nordea Bank ABP, New York Branch and DVB Bank SE. The loan facility, which has a final maturity date of five years from signing date and bears interest at LIBOR plus a margin of 2.35% per annum, is being used to finance up to 60% of the fair market value of six Ultramax vessels (SBI Orion, SBI Hyperion, SBI Tethys, SBI Hercules, SBI Samson and SBI Phoenix). This facility is secured by, among other things, a first preferred mortgage on the six vessels and is guaranteed by each of the vessel owning subsidiaries.
On June 14, 2019, this facility was increased by approximately $8.7 million in the aggregate for the financing of the installation of scrubbers on the six vessels financed under this facility. The repayment profile is on a fifteen-year age adjusted profile.
$12.5 Million Credit Facility
On December 22, 2015, we entered into a senior secured credit facility for up to $12.5 million, which was used to finance a portion of the purchase price of one Ultramax vessel in our then existing Newbuilding Program which was delivered to us. The facility has a maturity date of December 22, 2020. This facility bears interest at LIBOR plus a margin of 3.00% per annum. This facility is secured by, among other things, a first preferred mortgage on the Ultramax vessel and is guaranteed by the vessel owning subsidiary.

This credit facility was repaid in full and terminated upon the closing of the sale and leaseback transaction concerning the SBI Cronos under the $67.3 Million Lease Financing in March 2020.
$27.3 Million Credit Facility
On December 22, 2015, we entered into a senior secured credit facility for up to $27.3 million, which was originally used to finance a portion of the purchase price of two Ultramax vessels in our then existing Newbuilding Program. Each tranche had or has a maturity of five years from the drawdown date. This facility bears interest at LIBOR plus a margin of 2.95% per annum. During 2018, we repaid approximately $8.8 million of the $27.3 Million Credit Facility upon the completion of the $20.5 Million Lease Financing - SBI Hermes transaction and refinanced the SBI Hermes. This facility is secured by, among other things, a first preferred mortgage on the remaining Ultramax vessel and is guaranteed by the vessel owning subsidiary.
This credit facility was repaid in full and terminated upon the closing of the sale and leaseback transaction concerning the SBI Achilles under $67.3 Million Lease Financing.
$85.5 Million Credit Facility
On December 5, 2017, we entered into a senior secured credit facility for up to $85.5 million which was used to finance a portion of the purchase price of six Ultramax vessels we acquired in the fourth quarter of 2017. The facility has a maturity date of February 15, 2023 and bears interest at LIBOR plus a margin of 2.85% per annum. Subsequently, two Ultramax vessels were financed by the $45.0 Million Lease Financing - SBI Virgo and SBI Libra. This facility is secured by, among other things, a first preferred mortgage on the four remaining Ultramax vessels and is guaranteed by each vessel owning subsidiary.
On October 21, 2019, this facility was increased by approximately $5.7 million in the aggregate for the financing for the installation of scrubbers on the four remaining vessels financed under this facility, which will amortize in equal quarterly payments (once drawn down) until December 31, 2022.
We expect to repay approximately $11.1 million of this facility and write-off approximately $0.1 million of deferred financing costs as part of the sale of the SBI Taurus, which is expected to close in the second quarter of 2020. The financing available for the installation of scrubbers is also expected to be reduced by approximately $1.5 million.
$38.7 Million Credit Facility
On December 13, 2017, we entered into a senior secured credit facility for up to $38.7 million which was used to finance a portion of the purchase price of three Ultramax vessels we acquired in the fourth quarter of 2017. The facility has a maturity date of December 13, 2022 and bears interest at LIBOR plus a margin of 2.85% per annum. During October 2019, the Company prepaid approximately $21.9 million of this facility and wrote-off approximately $0.2 million of deferred financing costs as part of the sale of the SBI Puma and SBI Cougar. This facility is secured by, among other things, a first preferred mortgage on the remaining Ultramax vessel and is guaranteed by the vessel owning subsidiary.
We repaid this facility in full in April 2020 as part of the sale of the SBI Jaguar, which is expected to close in the second quarter of 2020.
$12.8 Million Credit Facility
On June 21, 2018, we entered into a $12.8 million senior secured credit facility with BNP Paribas to finance a portion of the purchase price of one Kamsarmax vessel, the SBI Lynx, delivered from Jiangsu New Yangzijiang Shipbuilding Co., Ltd. in China in June 2018. The loan facility has a final maturity date of June 15, 2023 and bears interest at LIBOR plus a margin of 2.40% per annum. This facility is secured by, among other things, a first preferred mortgage on the vessel and is guaranteed by the vessel owning subsidiary.
On August 6, 2019, this facility was increased by approximately $1.4 million for the financing of the installation of a scrubber on the vessel financed under this facility, which will be repaid in full upon final maturity on June 15, 2023.
This credit facility is expected to be repaid in full and terminated upon the closing of the sale and leaseback transaction concerning the SBI Lynx under $67.3 Million Lease Financing.
Senior Notes

On September 22, 2014, we issued $65.0 million aggregate principal amount of our 7.50% Senior Unsecured Notes (the “Senior Notes”) in a registered public offering. The Senior Notes were due to mature on September 15, 2019 and could be redeemed in whole or in part at any time, or from time to time, after September 15, 2016. Interest on the Senior Notes was payable quarterly on each of March 15, June 15, September 15 and December 15, commencing on December 15, 2014. We used the net proceeds we received to fund installment payments due under our then existing Newbuilding Program. On October 16, 2014, we issued an additional $8.625 million aggregate principal amount of our Senior Notes, pursuant to the underwriters’ option to purchase additional Senior Notes. Our Senior Notes commenced trading on the NYSE on September 29, 2014 under the symbol “SLTB.”
On August 2, 2019, we redeemed the entire outstanding balance of the Senior Notes of $73,625,000. The redemption price of the Senior Notes was equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, August 2, 2019.
COVID-19
The outbreak of the novel COVID-19 virus (“coronavirus”) that originated in China in December 2019 and that has, as of the date of this report, spread to most developed nations of the world has resulted in the implementation of numerous actions taken by governments and governmental agencies in an attempt to control or mitigate the spread of the virus.  These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. A significant reduction in manufacturing and other economic activities has and is expected to continue to have a materially adverse impact on the global demand for raw materials, coal and other bulk cargoes that our customers transport on our vessels.  This significant decline in the demand for dry bulk tonnage has resulted in a significant volatility in dry bulk charter spot rates, with the BDI ranging from 976 to 411 during the first quarter of the year, and may materially and adversely impact our ability to charter our vessels. When these measures and the resulting economic impact will end and what the long-term impact of such measures on the global economy will be are not known at this time. As a result, the extent to which Covid-19 will impact the Company’s results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the virus and the actions to contain or treat its impact, among others. Accordingly, an estimate of the impact cannot be made at this time.
Investment in Scorpio Tankers
The economic slow-down resulting from the coronavirus outbreak and the international governmental responses to it has resulted in a significant reduction in share prices of the majority of publicly traded companies, including Scorpio Tankers, in which we have a significant investment. The recent decline in the trading prices of Scorpio Tankers’ common stock between December 31, 2019 and March 31, 2020, has resulted in an unrealized loss in the value of our investment of approximately 51%, or $89.1 million.  We cannot assure you when or if the price of Scorpio Tankers’ common stock will recover the losses incurred during the first quarter of 2020.
C.Research and Development, Patents and Licenses, Etc.
Not applicable
D.Trend Information
See “Item 4. Information on the Company - B. Business Overview - Industry and Market Conditions.”
E.Off-Balance Sheet Arrangements
As of December 31, 2019, we agreed to guarantee certain obligations of certain related parties arising from bunker purchases made through October 2020 on behalf of the vessels we own. The maximum potential amount of future payments is $2.0 million.
Please see “Tabular Disclosure of Contractual Obligations” for our other contractual obligations and commitments.

F.Tabular Disclosure of Contractual Obligations
The following table sets forth our total contractual obligations at December 31, 2019:

(in millions of U.S. dollars)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Exhaust cleaning systems (1)	$64.6	$1.8	$—	$—	$66.4
Time charter-in commitments (2)	28.2	12.2	—	—	40.4
Contractual guarantees (3)	2.0	—	—	—	2.0
Bank loans (4)	45.7	85.3	232.7	19.4	383.1
Interest payments (5)	16.4	26.1	8.7	0.6	51.8
Financing obligations (6)	47.4	91.3	77.0	116.5	332.2
Commercial management fee (7)	1.4	—	—	—	1.4
Technical management fee (8)	2.1	—	—	—	2.1
Total	$207.8	$216.7	$318.4	$136.5	$879.4

(1)	Represents the unpaid installments as of December 31, 2019 relating to the purchase of exhaust gas cleaning systems.

(2)	Represents the amounts expected to be paid by us on the vessels that we have time chartered-in as of December 31, 2019, assuming we redeliver the vessel to its owner on the earliest redelivery date.

(3)
Represents contractual guarantees of certain obligations of certain related parties arising from bunker purchases made through October 2020 on behalf of the vessels we own. The maximum potential amount of future payments is $2.0 million. See Note 15 to our consolidated financial statements included herein.

(4)	Represents the repayment of installments under the bank loans outstanding as of December 31, 2019.

(5)	Represents the interest payments on outstanding balances of our bank loans at the interest rates in effect at December 31, 2019.

(6)	Represents the monthly payments under bareboat charter agreements.

(7)
Represents the fixed component of the termination fees we would have to pay our commercial manager, SCM, of $300 per day for a notice period of three months’ and a payment equal to three months of management fees for each vessel that we own as of December 31, 2019. Due to the variable nature of the commissions, they have been excluded from the above table.

(8)
Represents the termination fees we would have to pay our technical manager, SSM, of $0.2 million per vessel per year for a notice period of three months’ and a payment equal to three months of management fees for each vessel that we own as of December 31, 2019.

Financial Guarantee
In January 2020, the Company agreed to guarantee certain obligations of certain related parties arising from bunker purchases made through January 2021 on behalf of the vessels we own. The maximum potential amount of future payments is $1.0 million.

G.    Safe Harbor
See “Cautionary Statement Regarding Forward-Looking Statements” at the beginning of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers. Our Board of Directors is elected annually on a staggered basis, and each director elected holds office for a three-year term or until their successor shall have been duly elected and qualified, except in the event of their death, resignation, removal or the earlier termination of their term of office. Our Class A directors will serve for a term expiring at the 2020 annual meeting of our shareholders, our Class B directors will serve for a term expiring at the 2021 annual meeting, and our Class C directors will serve for a term expiring at the 2022 annual meeting of shareholders. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected. The business address of each of our directors and executive officers listed below is Scorpio Bulkers Inc., 9, Boulevard Charles III, MC 98000 Monaco.

Name	Age	Position
Emanuele A. Lauro	41	Chairman, Class A Director and Chief Executive Officer
Robert Bugbee	59	Class B Director and President
Cameron Mackey	51	Chief Operating Officer
Filippo Lauro	43	Vice President
Hugh Baker	52	Chief Financial Officer
Fan Yang	31	Secretary
Einar Michael Steimler	71	Class B Director
Roberto Giorgi	69	Class A Director
Christian M. Gut	40	Class C Director
Thomas Ostrander	69	Class A Director
James B. Nish	61	Class C Director
Berit Ledel Henriksen	66	Class B Director
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
Emanuele A. Lauro, Chairman and Chief Executive Officer
Emanuele A. Lauro, the Company’s co-founder, has served as the Company’s Chairman and a Class A Director since April 2013 and as Chief Executive Officer since July 2013. Mr. Emanuele Lauro has also served as Chairman and Chief Executive Officer of Scorpio Tankers Inc. (NYSE: STNG) since its initial public offering in April 2010, and of Hermitage Offshore Services Ltd. (NYSE: PSV) since December 2018. He also served as director of the Standard Club from May 2013 to January 2019. Mr. Emanuele Lauro joined Scorpio in 2003 and has continued to serve there in a senior management position since 2004. Under his leadership, Scorpio has grown from an owner of three vessels in 2003 to become a leading operator and manager of more than 250 vessels in 2019. Over the course of the last several years, Mr. Emanuele Lauro has founded and developed all of the Scorpio Pools in addition to several other ventures such as Scorpio Logistics, which owns and operates specialized assets engaged in the transshipment of dry cargo commodities and invests in coastal transportation and port infrastructure developments in Asia and Africa since 2007. He has a degree in international business from the European Business School, London. Mr. Emanuele Lauro is the brother of our Vice President, Mr. Filippo Lauro.
Robert Bugbee, President and Director
Robert Bugbee, the Company’s co-founder, has served as a Class B Director since April 2013 and as President since July 2013. He has more than 35 years of experience in the shipping industry. Mr. Bugbee has also served as President and Director of Scorpio Tankers Inc. since its initial public offering in April 2010 and of Hermitage Offshore Services Ltd. since December 2018. He joined Scorpio in March 2009 and has continued to serve there in a senior management position. Prior to joining Scorpio, Mr. Bugbee was a partner at Ospraie Management LLP between 2007 and 2008, a company which advises and invests in commodities and basic industries. From 1995 to 2007, he was employed at OMI Corporation, or OMI, a NYSE-listed tanker company sold in 2007. While at OMI, Mr. Bugbee served as President from January 2002 until the sale of the company, and before that served as Executive Vice President since January 2001, Chief Operating Officer since March 2000 and Senior Vice President from August 1995 to June 1998. Mr. Bugbee joined OMI in February 1995. Prior to this, he was employed by Gotaas-Larsen Shipping Corporation since 1984. During this time, Mr. Bugbee took a two year sabbatical from 1987 for the M.I.B. Program at the Norwegian School for Economics and Business Administration in Bergen. He has a B.A. (Honors) from London University.
Cameron Mackey, Chief Operating Officer
Cameron Mackey has served as the Company’s Chief Operating Officer since July 2013. Mr. Mackey has also served as Chief Operating Officer of Scorpio Tankers Inc, since its initial public offering in April 2010 and as a Director since May 2013, and as Chief Operating Officer of Hermitage Offshore Services Ltd. since December 2018 and as a director since July 2019. He joined Scorpio in March 2009, where he continues to serve in a senior management position. Prior to joining Scorpio, Mr. Mackey was an equity and commodity analyst at Ospraie Management LLC from 2007 to 2008. Prior to that, he was Senior Vice President of OMI Marine Services LLC from 2004 to 2007, where he was also in Business Development from 2002 to 2004. Mr. Mackey has been employed in the shipping industry since 1994 and, earlier in his career, was employed in unlicensed and licensed positions in the merchant navy, primarily on tankers in the international fleet of Mobil Oil Corporation, where he held the qualification of Master Mariner. He has an M.B.A. from the Sloan School of Management at the Massachusetts Institute of Technology, a B.S. from the Massachusetts Maritime Academy and a B.A. from Princeton University.
Filippo Lauro, Vice President
Filippo Lauro has served as an executive officer of the Company with the title of Vice President since June 2016. He has also served as Vice President of Scorpio Tankers Inc. since May 2015, and of Hermitage Offshore Services Ltd. since December 2018. Mr. Filippo Lauro joined Scorpio in 2010 and has continued to serve there in a senior management position. Prior to joining Scorpio, he was the founder of and held senior executive roles in several private companies, primarily active in real estate, golf courses and resorts development. Mr. Filippo Lauro is the brother of our Chairman and Chief Executive Officer, Mr. Emanuele Lauro.
Hugh Baker, Chief Financial Officer
Hugh Baker has served as our Chief Financial Officer since July 2013. Since 2012, Mr. Baker has also been employed by Scorpio Tankers Inc. focusing on business development and finance. For three years before joining Scorpio, Mr. Baker was a Managing Director in the investment banking team at Evercore Partners in New York, concentrating on the shipping industry. Prior to Evercore, he was the Head of Shipping at HSH Nordbank in New York and was previously a Managing Director in the ship finance team at ING Bank in London. Prior to banking, Mr. Baker worked in commercial roles for Greek-owned shipping companies in London. Mr. Baker has a BA from the London School of Economics and a MSc in Shipping, Trade & Finance from Cass Business School. Mr. Baker is a Fellow of the Institute of Chartered Shipbrokers.
Fan Yang, Secretary
Fan Yang has served as our Secretary since December 2018. Ms. Yang joined Scorpio in February 2018 and also serves as Secretary of Scorpio Tankers and Hermitage Offshore Services Ltd. Ms. Yang is admitted as a solicitor of the Supreme Court of England and Wales. Prior to joining Scorpio, Ms. Yang was in private practice in London at Travers Smith LLP and Freshfields Bruckhaus Deringer LLP, and led a law reform project at the Law Commission, an independent body that makes recommendations for the reform of the law of England and Wales to Parliament. She has a BA in Law from the University of Cambridge.
Roberto Giorgi, Director
Roberto Giorgi has served as a Class A Director of the Company since the closing of its initial public offering in December 2013. In addition, Mr. Giorgi has served as Chairman of Fraser Yachts’ Advisory Committee since January 2020, where he also served as Chairman between September 2014 and December 2019, and as a committee member of Skuld P&I Club since June 2013. From 2014 to 2015, he served as Honorary President and member of the Group Executive of V.Ships, the world’s largest ship management company. From 1988 to 2014, Mr. Giorgi has held various roles within V.Ships, including President of V.Ships Ship Management, Managing Director of V.Ships New York, head of V.Ships Leisure in the cruise sector, and head of V.Ship’s ship management operation from its Monaco office. From 2008 to 2010, Mr. Giorgi also served as President of InterManager, the international trade association for third-party and in-house ship managers, whose members between them are responsible for approximately 3,700 ships and more than 200,000 crew members. Prior to joining the V.Ships Group, he attended the San Giorgio Nautical College in Genoa (1964 - 1969) and sailed from Deck Cadet to First Officer with Navigazione Alta Italia, Italian Line and Sitmar Cruises. Before joining the merchant marine, he spent one year (1970/71) in the Naval Academy of Leghorn and sailed with the Italian Navy as Lieutenant.

Einar Michael Steimler, Director
Einar Michael Steimler has served as our Class B Director since the closing of our initial public offering in December 2013 and is our lead independent director. Mr. Steimler has also served as a director of DHT Holdings Inc. (NYSE:DHT), where he is also the Chairman of the Nominating and Corporate Governance Committee and a member of the Compensation Committee. Mr. Steimler has over 47 years of experience in the shipping industry. In 2000, he was instrumental in the formation of Tanker (UK) Agencies, the commercial agent to Tankers International. He served as its Chief Executive Officer until the end of 2007, and subsequently as its Chairman until 2011. From 1998 to 2010, Mr. Steimler served as a Director of Euronav NV (EURN:EN Brussels). He has been involved in both sale and purchase and chartering brokerage in the tanker, gas and chemical sectors and was a founder of Stemoco, a Norwegian ship brokerage firm. He graduated from the Norwegian School of Business Management in 1973 with a degree in Economics.
Christian M. Gut, Director
Christian M. Gut has served as our Class C Director since the closing of our initial public offering in December 2013. Mr. Gut is the founder and manager of P2P Lending Fund, a Luxembourg based sub-fund of Millennia SICAV-RAIF, launched in 2018 focused on marketplace consumer lending. He has over 17 years of experience in the consulting industry in the Asia Pacific region. Mr. Gut started his professional career at ThyssenKrupp Technologies AG (as it then was) in Essen, Germany in 2002. He later joined Singapore based EABC Pte Ltd., or EABC, in 2003 where he served as Director from 2006 to 2018. EABC’s services comprise market intelligence and strategy, sales promotion and support to project management in selected Asia Pacific countries, principally Australia. Furthermore, Mr. Gut co-founded and was a past manager of the Stellar Energy Fund, launched in Singapore in 2006, which invested in energy focused private companies to finance projects and expansion plans in Asia, Middle East and Europe in the following industries: oil trading and bunkering, gas E&P, solar, geothermal and power generating heat plants. Mr. Gut has a Bachelor’s degree in international business from the European Business School in London.
Thomas Ostrander, Director
Thomas Ostrander has served as our Class A director since January 2016. From 2013 to 2015, Mr. Ostrander served as Chief Financial Officer of U.S. Alliance Paper Inc., a privately held business involved in consumer tissue converting and marketing in the eastern half of the United States. From 2011 to 2013, he served as a Managing Director at GCA Savvian, a global investment bank. From 2006 to 2008, Mr. Ostrander served as a Managing Director and Sector Head in the Industrial Group at Banc of America Securities. From 1989 to 2006, he held various roles within Citigroup (legacy Salomon Brothers), where he was most recently Chairman of the Global Industrial Group for North America. Prior to that, he was the Co-Head then Head of the Global Industrial Group for North America and the Co-Head of the Global Industrial Group. From 1976 to 1989, he served in various roles, including as a Managing Director, and he was a member of the Board of Directors of New York based Kidder Peabody & Co., where he also was Co-Founder and Co-Head of Equity Capital Markets. Furthermore, Mr. Ostrander was a Director of Westmoreland Coal Company for over 12 years, where he served as Chairman of the Corporate Governance Committee and was a member of the Audit, Compensation and Benefits, Finance and Nominating Committees. Mr. Ostrander has an MBA from Harvard Business School and an AB from the University of Michigan in Economics and Accounting.
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
Berit Ledel Henriksen, Director

Berit Ledel Henriksen has served as our Class B Director since February 2019. Ms. Henriksen has extensive experience from the banking and finance industries. She serves as a director of Ferd Holding AS, a Norwegian investment company that manages a broad portfolio of privately owned and Nordic listed companies. Furthermore, Ms. Henriksen serves on the board of directors of three privately held companies in Norway, and on the Nomination Committees of Equinor ASA and Norsk Hydro ASA, two Norwegian listed companies. She is also a member of Norsk Hydro ASA’s Corporate Assembly. From 1985 to 2017, Ms. Henriksen held a range of management positions at DNB, Norway's largest financial services group, where she focused on shipping, energy and other international industries. Ms. Henriksen most recently served as DNB’s Executive Vice President and Global Head of Energy, and was Head of DNB Americas in New York between 1998 and 2004. She also previously held various other bank related board positions. Ms. Henriksen has an MBA from the Ivey Business School at the University of Western Ontario, and a BSc from the Dalhousie University in Halifax, Canada.

B.	Compensation
Each of our non-employee directors receive cash compensation in the aggregate amount of $60,000 annually, plus either (i) an additional fee of $10,000 per year for each committee on which a director serves or (ii) an additional fee of $20,000 per year for each committee for which a director serves as Chairman. In addition, our lead independent director receives an additional fee of $20,000 per year. All actual expenses incurred while acting in their capacity as a director are reimbursed. For each board or committee meeting the non-employee director attends, the director receives $2,000. There are no material post-employment benefits for our executive officers or directors.  By law, our employees in Monaco are entitled to a one-time payment of up to two months salary upon retirement if they meet certain minimum service requirements. For the year ended December 31, 2019, we paid an aggregate compensation to our directors and senior management of approximately $7.3 million.
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
We believe that it is important to align the interests of our directors and management with that of our shareholders. In this regard, we have determined that it will generally be beneficial to us and to our shareholders for our directors and management to have a stake in our long-term performance. We expect a meaningful component of our compensation package for our directors and management to consist of equity interests in us in order to provide them on an on-going basis with a meaningful percentage of ownership in us on an on-going basis.
Equity Incentive Plan
Our Board of Directors has adopted an equity incentive plan, which we refer to as the Equity Incentive Plan, under which directors, officers and employees of us and our subsidiaries, as well as employees of affiliated companies are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common shares. As of December 31, 2019, we had reserved a total of 7,608,327 common shares, for issuance under the Equity Incentive Plan, subject to adjustment for changes in capitalization as provided in the Equity Incentive Plan. Our Equity Incentive Plan is administered by our Compensation Committee.
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
On July 22, 2019, we granted 1,090,700 restricted shares with an aggregate fair value of $7.3 million to our officers, employees and SSH employees pursuant to the Equity Incentive Plan. These awards will vest in three equal annual installments beginning on May 24, 2021.
On June 5, 2019, we granted 180,000 restricted shares with an aggregate fair value of $0.8 million to our independent directors pursuant to the Equity Incentive Plan. These awards will vest in three equal annual installments beginning on the first anniversary of the date of grant.
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

For the years ended December 31, 2019 we had seven full time equivalents (excluding our executive officers) and for the years ended December 31, 2018 and 2017 we had six full time equivalents (excluding our executive officers).
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
The following table sets forth information regarding beneficial ownership of our common shares for (i) owners of more than five percent of our common shares and (ii) our directors and executive officers, of which we are aware as of March 31, 2020. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each share of our common stock held.

Name	No. of Shares		% Owned (1)
Scorpio Holdings Limited	13,977,513	(2)	19.3%
GRM Investments Ltd.	12,839,328	(3)	17.7%
Evermore Global Advisors, LLC *	5,800,417	(4)	8.0%
Directors and executive officers as a group	5,613,719	(5)	7.7%
____________________

(1)	Calculated based on 72,476,958 common shares outstanding as of March 31, 2020.

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

(3)	This information is derived from Schedule 13G/A filed with the SEC on July 25, 2017.

(4)	This information is derived from Schedule 13G/A filed with the SEC on January 30, 2020.

(5)	Assuming the full exercise of call options on 730,000 common shares.
* Includes common shares held by funds managed thereby.
As of March 23, 2020, we had 108 shareholders of record, 31 of which were located in the United States and held an aggregate of 68,782,736 shares of our common stock, representing 94.9% of our outstanding common shares. However, one of the U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which held 66,769,809 shares of our common stock, as of that date. Accordingly, we believe that the shares held by Cede & Co. include common shares beneficially owned by holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B.	Related Party Transactions
Management of Our Fleet
Commercial and Technical Management Agreements - Revised Master Agreement
Our vessels are commercially managed by SCM and technically managed by SSM pursuant to the Revised Master Agreement, which may be terminated by either party upon 24 months’ notice, unless terminated earlier in accordance with its terms. In the event of the sale of one or more vessels, a notice period of three months’ and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change of control, including a sale of substantially all vessels, in which case a payment equal to 24 months of management fees will apply. Additional vessels that we may charter-in or acquire in the future are expected to be managed under the Revised Master Agreement or on substantially similar terms as the Revised Master Agreement.
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
Amended Administrative Services Agreement
In 2016, we entered into the Amended Administrative Services Agreement with SSH for the provision of administrative staff, office space and accounting, legal compliance, financial and information technology services for which we reimburse SSH for the direct and indirect expenses incurred while providing such services. The services provided to us by SSH may be sub-contracted to other entities within Scorpio.
SSH also arranges vessel sales and purchases for us, including newbuildings, for which, in respect of construction contracts executed prior to September 2016, when the Administrative Services Agreement was amended, we previously paid SSH a fee, payable in our common shares. The amount of common shares payable was determined by dividing $250,000 by the market value of our common shares based on the volume weighted average price of our common shares over the 30 trading day period immediately preceding the contract date of a definitive agreement to acquire any vessel. As of the date of this annual report, we issued an aggregate of 180,716 common shares to SSH in connection with the deliveries of newbuilding vessels.
In addition, SSH has agreed with us not to own any drybulk carriers greater than 30,000 dwt for so long as the Amended Administrative Services Agreement is in full force and effect. This agreement may be terminated by SSH upon 12 months’ notice or by us with 24 months’ notice.
Other Related Party Transactions
During the year ended December 31, 2019, the Company time-chartered out four Kamsarmax vessels to the Scorpio Kamsarmax Pool for a period of 24-27 months at rates linked to the BPI. The related income is recorded as Vessel Revenues in the Consolidated Statement of Operations.
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
In October 2018, the Company invested $100.0 million in Scorpio Tankers for approximately 54.1 million (which was subsequently adjusted to 5.4 million after a one-for-ten reverse stock split effected on January 18, 2019), or 10.9% (as of October 12, 2018), of Scorpio Tankers issued and outstanding common shares. The investment was part of a larger $337.0 million equity raise by Scorpio Tankers through a public offering of its common shares. Scorpio Tankers is a large international shipping company incorporated in the Republic of the Marshall Islands engaged in seaborne transportation of refined petroleum products. The Company and Scorpio Tankers have a number of common shareholders. They also share a number of directors and officers, including Mr. Emanuele Lauro who serves as the Chairman and Chief Executive Officer of both companies, Mr. Robert Bugbee, who serves as President and a Director of both companies, Mr. Cameron Mackey, who serves as Chief Operating Officer of both companies, and Mr. Filippo Lauro, who serves as Vice President of both companies. There are no other significant transactions between the Company and Scorpio Tankers.
Representatives of SSM, including certain subcontractors, provide supervisory services during drydocking, for which they are compensated.
SUK allocates salaries of certain SUK employees to the Company for services performed for the Company.
The Company pays a related party port agent for supply and logistical services, which are charged as vessel operating costs.
The Company pays a related bunker supplier for bunkers, which are charged as voyage expenses. Beginning in October 2019, the Company agreed to guarantee certain obligations of certain related parties arising from bunker purchases made through January 2021 on behalf of the vessels we own.
The Company pays the related party travel service provider for travel services, such as flights, which are charged as general and administrative services.
Please see Note 15, Related Party Transactions, to our consolidated financial statements for additional information about our related party transactions.
Related Party Balances
For the years ended December 31, 2019, 2018 and 2017, we had the following transactions with entities controlled by the Lolli-Ghetti family and with Scorpio Tankers (herein referred to as “related parties”), which have been included in the consolidated statement of operations (amounts in thousands):

	For the year ended December 31,
	2019	2018	2017
Vessel revenue
Scorpio Kamsarmax Pool	$69,368	$87,305	$67,825
Scorpio Ultramax Pool	133,655	155,197	94,380
Total vessel revenue	$203,023	$242,502	$162,205
Voyage expense
SCM	$295	$—	$172
Bunker supplier	1,653	—	—
Total voyage expense	$1,948	$—	$172
Vessel operating cost
SSM	$12,970	$13,361	$9,379
Port agent	267	117	13
Insurance brokerage	—	1,721	—
Total vessel operating cost	$13,237	$15,199	$9,392
General and administrative expense:
SCM	$103	$45	$108
SSM	267	99	—
SSH	6,657	6,707	5,643
Scorpio UK Limited	2,923	1,665	971
Travel provider	122	—	—
Total general and administrative expense	$10,072	$8,516	$6,722
Income (loss) from equity investment
Scorpio Tankers Inc.	$116,878	$(7,178)	$—
Write down on assets held for sale
SCM	$414	$—	$147
SSM	400	—	200
Total write down on assets held for sale	$814	$—	$347

At December 31, 2019 and 2018, we had the following balances with related parties, which have been included in the consolidated balance sheets (amounts in thousands):

	As of December 31,
	2019	2018
Assets
Due from related parties-current:
Scorpio Kamsarmax Pool	$5,241	$4,017
Scorpio Ultramax Pool	677	3,321
SUK	36	—
Total due from related parties-current	$5,954	$7,338
Due from related parties non-current:
Scorpio Kamsarmax Pool	$4,767	$4,806
Scorpio Ultramax Pool	9,463	10,542
Total due from related parties non-current	$14,230	$15,348
Equity investment in Scorpio Tankers Inc.	$173,298	$92,281
Liabilities
Due to related parties-current:
SCM	$227	$8
SSM	200	116
SSH	312	357
Port Agent	13	—
Bunker Supplier	220	—
Total due from related parties-current	$972	$481
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
In December 2019, we paid a special stock dividend to our shareholders of an aggregate of approximately one million shares of common stock of Scorpio Tankers, a related party. Our Board of Directors also declared and we paid a quarterly cash dividend of $0.02 per share, totaling approximately $5.7 million in the aggregate. In January 2020, our Board of Directors declared a quarterly cash dividend of $0.02 per share, payable on or about March 13, 2020, to all shareholders of record as of February 14, 2020. Please see “Item 10. Additional Information - E. Taxation” for additional information relating to the U.S. federal income tax treatment of our dividend payments, if any are declared in the future.

B.	Significant Changes.
There have been no significant changes since the date of the consolidated financial statements included in this annual report.

ITEM 9.	OFFER AND THE LISTING

A.	Offer and Listing Details.
Please see “Item 9. Offer and the Listing - C. Markets”

B.	Plan of Distribution
Not applicable

C.	Markets
Our common shares have traded on the NYSE since December 12, 2013, under the symbol “SALT”. During the period from September 29, 2014 through August 2, 2019, our Senior Notes traded on the NYSE under the symbol “SLTB.”

D.	Selling Shareholders
Not applicable.

E.	Dilution
Not applicable.

F.	Expenses of the Issue
Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share capital.
Not applicable.

B.	Memorandum and Articles of Association.
Our Amended and Restated Articles of Incorporation and bylaws have been filed as Exhibit 3.1 and Exhibit 3.2, respectively, to our Registration Statement on Form F-1 (Registration No. 333-192246), declared effective by the SEC on December 11, 2013, and are hereby incorporated by reference into this annual report. In December 2015, upon receiving shareholder approval, we amended our Amended and Restated Articles of Incorporation to effect a one-for-twelve reverse stock split of our common shares, par value $0.01 per share, and to reduce the total number of authorized common shares to 56,250,000 shares. In June 2016, upon receiving shareholder approval, we amended our Amended and Restated Articles of Incorporation to increase the aggregate number of shares of capital stock that we are authorized to issue to 162,500,000, consisting of 112,500,000 common shares, par value $0.01 per share, and 50,000,000 preferred shares, par value $0.01 per share. In June 2018, upon receiving shareholder approval, we amended our Amended and Restated Articles of Incorporation to increase the aggregate number of shares of capital stock that we are authorized to issue to 262,500,000, consisting of 212,500,000 common shares, par value $0.01 per share, and 50,000,000 preferred shares, par value $0.01 per share. These amendments to our Amended and Restated Articles of Incorporation are filed as exhibits to this annual report.
Information regarding the rights, preferences and restrictions attaching to each class of our shares is described in exhibit 2.2 to this annual report, titled “Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.”

C.	Material contracts.
We refer you to “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources”, “Item 6. Directors, Senior Management and Employees—B. Compensation” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for a discussion of the contracts that we consider to be both material and outside the ordinary course of business during the two-year period immediately preceding the date of this annual report. Certain of these material agreements that are to be performed in whole or in part at or after the date of this annual report are attached as exhibits to this annual report.

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
The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations of the ownership and disposition by a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to our common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as dealers in securities or commodities, financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, persons liable for the alternative minimum tax, persons who hold common shares as part of a straddle, hedge, conversion transaction or integrated investment, U.S. Holders whose functional currency is not the United States dollar, persons required to recognize income for U.S. federal income tax purposes no later than when such income is included on an “applicable financial statement”, persons subject to the “base erosion and anti-avoidance” tax and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who hold our common shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our common shares.
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
We believe that we satisfied the Publicly-Traded Test for the 2019 taxable year and were not subject to the 5% Override Rule, and we intend to take that position on our 2019 U.S. federal income tax returns.
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
To the extent our U.S. source shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S. source shipping income, net of applicable deductions, would be subject to U.S. federal income tax, currently imposed at a rate of 21%. In addition, we would generally be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.
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
Special rules may apply to any “extraordinary dividend” generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder’s adjusted tax basis in a common share paid by us. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss derived by certain non-corporate U.S. Holders from the sale or exchange of such common shares will be treated as long term capital loss to the extent of such dividend.
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
For our 2019 taxable year and subsequent taxable years, whether we will be treated as a PFIC will depend upon the nature and extent of our operations. In making the determination as to whether we are a PFIC, we intend to treat the gross income that we derive or that we are deemed to derive from the spot chartering and time chartering activities of us or any of our subsidiaries as services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly owned subsidiaries own and operate in connection with the production of such income should not constitute passive assets for purposes of determining whether we are a PFIC. We believe that there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. In the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.
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
Taxation of U.S. Holders Making a Timely QEF Election
If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report for U.S. federal income tax purposes its pro rata share of our ordinary earnings and net capital gain, if any, for each of our taxable years during which we are a PFIC that ends with or within the taxable year of the Electing Holder, regardless of whether distributions were received from us by the Electing Holder. No portion of any such inclusions of ordinary earnings will be treated as “qualified dividend income.” Net capital gain inclusions of certain non-corporate U.S. Holders may be eligible for preferential capital gains tax rates. The Electing Holder’s adjusted tax basis in the common shares will be increased to reflect any income included under the QEF election. Distributions of previously taxed income will not be subject to tax upon distribution but will decrease the Electing Holder’s tax basis in the common shares. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any taxable year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder would make a timely QEF election for our common shares by filing IRS Form 8621 with his U.S. federal income tax return for the first year in which he held such shares when we were a PFIC. If we determine that we are a PFIC for any taxable year, we intend to provide each U.S. Holder with information necessary for the U.S. Holder to make the QEF election described above. If we were treated as a PFIC for our 2019 taxable year, we anticipate that, based on our current projections, we would not have a significant amount of taxable income or gain that would be required to be taken into account by U.S. Holders making a QEF election effective for such taxable year.
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
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our unhedged variable-rate borrowings. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. As of December 31, 2019, we have variable-rate borrowings totaling $647.7 million. A one percent increase in LIBOR rates would increase our interest payments by approximately $6.5 million per year from January 1, 2020. We entered into interest rate cap agreements, in which we receive payments if floating rates rise above a specified cap rate, to help mitigate the interest rate volatility associated with the variable rate interest on the amounts outstanding. Please see Note 12, Derivatives, to our Consolidated Financial Statements included herein for additional information.
Spot Market Rate Risk
The cyclical nature of the drybulk industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Pools. Our owned and chartered-in vessels operated for 20,455 days in the spot market or in the Scorpio Pools during 2019. Additionally, we have the ability to remove our vessels from the pools on relatively short notice if attractive time charter opportunities arise. A $1,000 per day increase or decrease in spot rates for our operating fleet at that time of 52 vessels would increase or decrease our operating income by $19.0 million on an annual basis.
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
We carried out an evaluation under the supervision, and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as such items are defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2019. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2019 to provide reasonable assurance that (1) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.
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
In accordance with Rule 13a-15(f) and 15d - 15(f) of the Exchange Act, the management of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2019 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission or COSO in 2013. Based on our assessment, management determined that the Company’s internal controls over financial reporting were effective as of December 31, 2019 based on the criteria in Internal Control—Integrated Framework issued by COSO (2013).
C.Attestation Report of the Registered Public Accounting Firm.
The effectiveness of the Company's internal control over financial reporting as of December 31, 2019 has been audited by PricewaterhouseCoopers Audit, an independent registered public accounting firm, as stated in their report which appears herein.

D.	Changes in Internal Control Over Financial Reporting.
There were no changes in internal control over financial reporting (as defined by Rules 13a-15(t) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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
Our principal accountant for the years ended December 31, 2019 and December 31, 2018 was PricewaterhouseCoopers Audit, and the audit fees for those periods were approximately $445,000 and $349,000 respectively.

B.	Audit-Related Fees
None.

C.	Tax Fees
None.

D.	All Other Fees
None.

E.	Audit Committee’s Pre-Approval Policies and Procedures
Our Audit Committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

F.	Audit Work Performed by Other Than Principal Accountant if Greater Than 50%
Not applicable.

ITEM 16D.	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE
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
There are two significant differences between our corporate governance practices and the practices required by the NYSE. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. Marshall Islands law and our bylaws do not require our non-management directors to regularly hold executive sessions without management. During 2019 and through the date of this annual report, our non-management directors met in executive session five times. The NYSE requires companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Marshall Islands law and we have not adopted such guidelines.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.
PART III

ITEM 17.	FINANCIAL STATEMENTS
See “Item 18. Financial Statements.”

ITEM 18.	FINANCIAL STATEMENTS
The financial statements, together with the report of PricewaterhouseCoopers Audit thereon, beginning on page F-1, are filed as a part of this annual report.
Separate consolidated financial statements and notes thereto for Scorpio Tankers as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019 are being provided pursuant to Rule 3-09 of Regulation S-X as Exhibit 99.1.

ITEM 19.	EXHIBITS

Number	Description

1.1	Amended and Restated Articles of Incorporation of the Company (1)
1.2	Amendment to the Amended and Restated Articles of Incorporation of the Company, effective December 30, 2015 (2)
1.3	Certificate of Correction to the Amended and Restated Articles of Incorporation of the Company (3)
1.4	Amendment to the Amended and Restated Articles of Incorporation of the Company, effective June 1, 2016 (4)
1.5	Amendment to the Amended and Restated Articles of Incorporation of the Company, effective June 1, 2018 (5)
1.6	Amended and Restated Bylaws of the Company (1)
2.1	Form of Common Share Certificate (3)
2.2	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
4.1	Master Agreement (1)
4.2	Administrative Services Agreement (1)
4.3	Equity Incentive Plan (1)
4.4	$12.5 Million Credit Facility (3)
4.5	$27.3 Million Credit Facility (3)
4.6	Deed of Amendment to the Master Agreement, Dated September 29, 2016 (4)
4.7	Deed of Amendment to the Master Agreement, Dated November 25, 2016 (4)
4.8	Letter Agreement, dated February 25, 2016 relating to the $12.5 Million Senior Secured Credit Facility (4)
4.9	Letter Agreement, dated June 14, 2016, relating to the $12.5 Million Senior Secured Credit Facility (4)
4.10	Letter Agreement, dated December 16, 2016, relating to the $12.5 Million Senior Secured Credit Facility (4)
4.11	First Supplemental Agreement to the $27.3 Million Senior Secured Credit Facility, dated April 6, 2016 (4)
4.12	Second Supplemental Agreement to the $27.3 Million Senior Secured Credit Facility, dated June 2, 2016 (4)
4.13	Third Supplemental Agreement to the $27.3 Million Senior Secured Credit Facility, dated December 30, 2016 (4)
4.14	$85.5 Million Senior Secured Credit Facility (4)
4.15	Amendment to $85.5 Million Senior Secured Credit Facility
4.16	$38.7 Million Senior Secured Credit Facility (4)
4.17	$19.6 Million Lease Financing (4)
4.18	Deed of Amendment to the Master Agreement, dated February 22, 2018 (4)
4.19	$12.8 Million Credit Facility (6)
4.20	$19.0 Million Lease Financing - SBI Echo (6)
4.21	$19.0 Million Lease Financing - SBI Tango (6)
4.22	$30.0 Million Credit Facility (6)
4.23	$60.0 Million Credit Facility (6)
4.24	$184.0 Million Credit Facility (6)
4.25	$34.0 Million Credit Facility (6)
4.26	$90.0 Million Credit Facility (6)
4.27	$20.5 Million Lease Financing - SBI Hermes (6)
4.28	Scorpio Bulkers Framework Agreement (6)
8.1	List of Subsidiaries
11.1	Code of Conduct and Ethics (6)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of PricewaterhouseCoopers Audit

15.2	Consent of SSY Consultancy & Research Ltd
99.1	Audited financial statements of Scorpio Tankers Inc as of December 31, 2019 and for each of the three years ended December 31, 2019. (7)
101. INS	XBRL Instance Document
101. SCH	XBRL Taxonomy Extension Schema
101. CAL	XBRL Taxonomy Extension Schema Calculation Linkbase
101. DEF	XBRL Taxonomy Extension Schema Definition Linkbase
101. LAB	XBRL Taxonomy Extension Schema Label Linkbase
101. PRE	XBRL Taxonomy Extension Schema Presentation Linkbase

(1)	Incorporated by reference to the Company’s Registration Statement on Form F-1, which was declared effective by the SEC on December 11, 2013 (File No. 333-192246).

(2)	Incorporated by reference to the Company’s Report on Form 6-K, filed with the SEC on January 4, 2016.

(3)	Incorporated by reference to the Company’s Annual Report on Form 20-F, filed with the SEC on March 1, 2016.

(4)	Incorporated by reference to the Company’s Annual Report on Form 20-F, filed with the SEC on February 28, 2017.

(5)	Incorporated by reference to the Company’s Report on Form 6-K, filed with the SEC on June 1, 2018.

(6)	Incorporated by reference to the Company’s Annual Report on Form 20-F, filed with the SEC on March 20, 2019.

(7)
The financial statements as of December 31, 2019 and for each of the three years in the period ended December 31, 2019 of Scorpio Tankers Inc., prepared by Scorpio Tankers and audited by its independent registered public accounting firm, are included in this Annual Report pursuant to Rule 3-09 of Regulation S-X.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Scorpio Bulkers Inc.
(Registrant)

/s/ Emanuele Lauro

Emanuele Lauro
Chief Executive Officer
Dated April 1, 2020

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Scorpio Bulkers Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Scorpio Bulkers Inc. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15B. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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
Marseille, France
April 1, 2020

We have served as the Company’s auditor since 2013.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except per share data)

	As of December 31,
	2019	2018
Assets
Current assets
Cash and cash equivalents	$42,530	$67,495
Due from related parties	5,954	7,338
Inventories	6,371	3,595
Prepaid expenses and other current assets	10,431	5,671
Total current assets	65,286	84,099
Non-current assets
Vessels, net	1,271,993	1,507,918
Equity investment	173,298	92,281
Assets held for sale	77,536	—
Deferred financing cost, net	2,982	3,706
Other assets	60,234	474
Due from related parties	14,230	15,348
Total non-current assets	1,600,273	1,619,727
Total assets	$1,665,559	$1,703,826

Liabilities and shareholders’ equity
Current liabilities
Bank loans, net	$44,956	$60,310
Financing obligation	29,159	4,594
Senior Notes, net	—	73,253
Accounts payable and accrued expenses	48,746	13,976
Due to related parties	972	481
Total current liabilities	123,833	152,614
Non-current liabilities
Bank loans, net	332,613	621,179
Financing obligation	321,646	69,229
Other liabilities	12,500	—
Total non-current liabilities	666,759	690,408
Total liabilities	790,592	843,022
Commitment and contingencies (Note 7)
Shareholders’ equity
Preferred shares, $0.01 par value per share; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common shares, $0.01 par value per share; authorized 212,500,000 shares as of December 31, 2019 and 2018; outstanding 72,482,958 shares and 71,217,258 shares as of December 31, 2019 and 2018, respectively	809	796
Paid-in capital	1,717,144	1,747,648
Common shares held in treasury, at cost; 8,567,846 shares at December 31, 2019 and 2018	(56,720)	(56,720)
Accumulated deficit	(786,266)	(830,920)
Total shareholders’ equity	874,967	860,804
Total liabilities and shareholders’ equity	$1,665,559	$1,703,826

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except per share data)

See notes to the consolidated financial statements.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statements of Operations
(Amounts in thousands, except per share data)

	Year Ended December 31,
	2019	2018	2017
Revenue:
Vessel revenue	$21,556	$—	$—
Vessel revenue-related party pools	203,023	242,502	162,205
Total vessel revenue	224,579	242,502	162,205
Operating expenses:
Voyage expenses	2,252	549	257
Voyage expenses-related party	1,948	—	172
Vessel operating costs	87,884	90,276	77,272
Vessel operating costs-related party	13,237	15,199	9,392
Charterhire expense	17,224	4,176	5,392
Vessel depreciation	54,224	56,607	48,510
General and administrative expenses	21,901	23,869	22,359
General and administrative expenses-related party	10,072	8,516	6,722
Loss / write down on assets held for sale	36,475	—	17,354
Loss / write down on assets held for sale-related party	814	—	347
Total operating expenses	246,031	199,192	187,777
Operating (loss) income	(21,452)	43,310	(25,572)
Other income (expense):
Interest income	1,450	1,107	1,100
Gain on sale of equity investment	47	—	—
Income (loss) from equity investment-related party	116,878	(7,178)	—
Foreign exchange loss	(115)	(68)	(292)
Financial expense, net	(52,154)	(49,869)	(34,962)
Total other income (expense)	66,106	(56,008)	(34,154)
Net income (loss)	$44,654	$(12,698)	$(59,726)
Weighted-average shares outstanding:
Basic	68,087	71,827	71,794
Diluted	69,532	71,827	71,794
Earnings (loss) per common share:
Basic	$0.66	$(0.18)	$(0.83)
Diluted	$0.64	$(0.18)	$(0.83)

See notes to the consolidated financial statements.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
(Dollars in thousands)

	Number of shares outstanding	Common stock	Paid-in capital	Treasury stock	Accumulated deficit	Total
Balance as of December 31, 2016	75,298,676	$753	$1,714,358	$—	$(758,496)	$956,615
Net loss					(59,726)	(59,726)
Common stock issued to SSH	12,946	—	82	—	—	82
Common stock issued purchase of vessels	910,802	9	7,368	—	—	7,377
Warrants issued for vessel purchase	—	—	12,900	—	—	12,900
Purchase of common stock for treasury	(1,465,448)	—	—	(11,004)	—	(11,004)
Cash dividends declared on common stock ($0.02 per common share)	—	—	(1,509)	—	—	(1,509)
Issuance of restricted stock, net of forfeitures	145,388	—	—	—	—	—
Restricted stock amortization	—	—	12,645	—	—	12,645
Balance as of December 31, 2017	74,902,364	$762	$1,745,844	$(11,004)	$(818,222)	$917,380
Net loss					(12,698)	(12,698)
Common stock issued	1,592,594	16	(16)	—	—	—
Purchase of common stock for treasury	(7,102,398)	—	—	(45,716)	—	(45,716)
Cash dividends declared on common stock ($0.08 per common share)	—	—	(6,042)	—	—	(6,042)
Issuance of restricted stock, net of forfeitures	1,824,698	18	(18)	—	—	—
Restricted stock amortization	—	—	7,880	—	—	7,880
Balance as of December 31, 2018	71,217,258	796	1,747,648	(56,720)	(830,920)	860,804
Net income					44,654	44,654
Cash dividends declared on common stock ($0.08 per common share)		—	(5,748)	—	—	(5,748)
Non-cash stock dividends declared on common stock		—	(33,699)	—	—	(33,699)
Issuance of restricted stock, net of forfeitures	1,265,700	13	(13)	—	—	—
Restricted stock amortization		—	8,956	—	—	8,956
Balance as of December 31, 2019	72,482,958	809	1,717,144	(56,720)	(786,266)	874,967

See notes to the consolidated financial statements.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Dollars in thousands)

	December 31,
	2019	2018	2017
Operating activities
Net income (loss)	$44,654	$(12,698)	$(59,726)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:
Restricted stock amortization	8,956	7,880	12,645
Vessel depreciation	54,224	56,607	48,510
Amortization of deferred financing costs	6,915	9,582	6,085
Write off of deferred financing costs	681	—	470
Loss / write down on assets held for sale	33,389	—	16,471
Net unrealized (gains) losses on investments	(114,762)	7,719	—
Dividend income on investment in Scorpio Tankers (related party)	(2,163)	(541)	—
Drydocking expenditures	(3,237)	—	—
Changes in operating assets and liabilities:
(Decrease) increase in inventories, prepaid expenses and other assets	5,259	(1,798)	1,982
Decrease in accounts payable and accrued expenses	(3,029)	3,890	713
Increase (decrease) in related party balances	2,993	(195)	(7,568)
Net cash provided by operating activities	33,880	70,446	19,582
Investing activities
Equity investment	(1,500)	(100,000)	—
Sale of equity investment	1,547	—	—
Dividend income on equity investment	2,163	541	—
Proceeds from sale of assets held for sale	84,241	—	44,340
Scrubber payments	(32,610)	(1,235)	—
Payments for vessels and vessels under construction	—	(21,799)	(217,033)
Net cash provided by (used in) investing activities	53,841	(122,493)	(172,693)
Financing activities
Common stock repurchased	—	(45,716)	(11,004)
Dividends paid	(5,748)	(6,042)	(1,509)
Proceeds from issuance of debt	306,710	469,225	287,554
Repayments of long term debt	(409,002)	(358,858)	(153,003)
Debt issue cost paid	(4,646)	(7,602)	(2,126)
Net cash (used in) provided by financing activities	(112,686)	51,007	119,912
Decrease in cash and cash equivalents	(24,965)	(1,040)	(33,199)
Cash and cash equivalents, beginning of period	67,495	68,535	101,734
Cash and cash equivalents, end of period	$42,530	$67,495	$68,535
Supplemental cash flow information:
Interest paid	$46,428	$39,727	$27,667
Non-cash activities
Right of use assets obtained in exchange for operating lease liabilities	$50,296	$—	$—
Dividend distributed in stocks of Scorpio Tankers Inc.	33,699	—	—
Interest capitalized	—	—	361

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Dollars in thousands)

Issuance of shares and warrants for vessel purchases	—	—	20,268
See notes to the consolidated financial statements.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

1.	Organization and Basis of Presentation
Company
Scorpio Bulkers Inc. and its subsidiaries (together the “Company”) is an international shipping company that owns and operates the latest generation newbuilding drybulk carriers with fuel-efficient specifications and carrying capacities of greater than 30,000 dwt in the international shipping markets. Scorpio Bulkers Inc. was incorporated in the Republic of the Marshall Islands on March 20, 2013.

The Company’s vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains, and fertilizers, along worldwide shipping routes, and are, or are expected to be, employed primarily in the spot market or in spot market-oriented pools of similarly sized vessels. As of December 31, 2019, the Company owned or finance leased 52 vessels consisting of 17 Kamsarmax vessels and 35 Ultramax vessels and time chartered-in five Kamsarmax vessels and one Ultramax vessel.

The Company is organized by vessel type into two operating segments (see Note 17, Segments, to the consolidated financial statements):

•Ultramax - includes vessels ranging from approximately 60,200 DWT to 64,000 DWT
•Kamsarmax - includes vessels ranging from approximately 82,000 DWT to 84,000 DWT

The Company’s vessels are commercially managed by Scorpio Commercial Management S.A.M., or SCM, an entity controlled by the Lolli-Ghetti family of which Emanuele Lauro, the Company’s Chairman and Chief Executive Officer, and Filippo Lauro, the Company’s Vice President, are members. SCM’s services include securing employment for the Company’s vessels in pools, in the spot market and on time charters.

The Company’s vessels are technically managed by Scorpio Ship Management S.A.M., or SSM, an entity controlled by the Lolli-Ghetti family. SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services as necessary to operate the vessels such as drydocks and vetting/inspection under a technical management agreement.

The Company has also entered into an administrative services agreement, as amended from time to time, or the Amended Administrative Services Agreement, with Scorpio Services Holding Limited, or SSH, an entity controlled by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include provision of administrative staff, office space and accounting, legal compliance, financial and information technology services.
Basis of accounting
The consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. All intercompany accounts and transactions have been eliminated in consolidation.
Comprehensive income is net income and thus not presented separately.
Going concern
The Company’s revenue is primarily derived from pool revenue. The bulker shipping industry is volatile and a sustained cyclical downturn could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.
The fair market values of the Company’s vessels also experience high volatility. The fair value of the vessels may increase or decrease depending on a number of factors including, but not limited to, the prevailing level of charter rates and day rates, general economic and market conditions affecting the international shipping industry, types, sizes and ages of vessels, supply and demand for vessels, availability of or developments in other modes of transportation, competition from other shipping companies, cost of newbuildings, governmental or other regulations and technological advances. In addition, as vessels grow older they generally decline in value. If the fair value of its vessels declines, the Company may not be in compliance with certain provisions of its credit

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

facilities and it may not be able to refinance its debt. The prepayment of certain credit facilities may be necessary for the Company to maintain compliance with certain covenants in the event that the value of its vessels falls below a certain level. Additionally, if the Company sells one or more of its vessels at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying value on its consolidated financial statements, resulting in a loss on sale or an impairment loss being recognized, ultimately leading to a reduction in earnings. Furthermore, if vessel values fall significantly, this could indicate a decrease in the recoverable amount for the vessel which may result in an impairment adjustment in the carrying value of the vessel.
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
The Company consolidates entities in which it holds a controlling financial interest. A controlling financial interest is one in which the Company has a majority voting interest or one in which the Company is the primary beneficiary of a variable interest entity (“VIE”). The Company evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist. For entities in which the Company has a variable interest, the Company determines if the entity is a VIE by considering whether the entity’s equity investment at risk is sufficient to finance its activities without additional subordinated financial support and whether the entity’s at risk equity holders have the characteristics of a controlling financial interest. In performing the analysis of whether the Company is the primary beneficiary of a VIE, the Company considers whether it individually has the power to direct the activities of the VIE that most significantly affect the entity’s performance and also has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE.
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
Operating leases
Costs in respect of operating leases are charged to Charterhire expense in the Consolidated Statement of Operations on a straight line basis over the lease term.
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
Inventories
Inventories consist mainly of lubricating oils used in the operations of the vessels and are stated at the lower of cost or net realizable value. Cost is determined using the first-in-first-out method.
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
Costs capitalized as part of the drydock include actual costs incurred at the drydock yard and parts and supplies used in making such repairs. We only include in deferred drydocking costs those direct costs that are incurred as part of the drydocking to meet regulatory requirements, or are expenditures that extend the economic life of the vessel, increase the vessel’s earnings capacity or improve the vessel’s efficiency. Direct costs include shipyard costs as well as the costs of placing the vessel in the shipyard. Expenditures for normal maintenance and repairs, whether incurred as part of the drydocking or not, are expensed as incurred.
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

During our fourth quarter 2019 assessment, we determined that the undiscounted future income streams expected to be generated by each asset group, over their remaining operating lives exceeded and therefore would be sufficient to recover their respective carrying values and, accordingly, we confirmed that our vessels were not impaired under U.S. GAAP. As of December 31, 2019 we owned 52 vessels with an average remaining useful life of 21 years.

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

In our impairment testing, we also examine the sensitivity of the future income streams expected to be earned and carrying values to be recovered by reviewing other scenarios relative to the initial assumptions we used to see if the resulting impact would have resulted in a different conclusion. Accordingly, we perform a sensitivity analysis based on more conservative expected useful lives and carrying amounts for our vessels. In the sensitivity analysis, we decreased our vessels’ estimated useful lives by approximately 5% for each vessel class and increased the carrying values of our Kamsarmax fleet and our Ultramax fleet by 8% and 19%, respectively, (holding all other critical assumptions constant). We then evaluated the outcome of the sensitivity analysis performed to assess their impact on our conclusions. In the analysis, we found that there was no impairment of any of our assets or asset groups.
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
Management will continue to monitor developments in charter rates in the markets in which the Company participates with respect to the expectation of future rates over an extended period of time that are utilized in the analyses.
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

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

Deferred financing costs, net
Deferred financing costs, included in other assets or as a reduction to debt balances (as described above), consist of fees, commissions and legal expenses associated with obtaining or modifying secured credit facilities and financing obligations. These costs are amortized over the life of the related debt using the effective interest rate method and are included in Financial expense, net in the Consolidated Statement of Operations. Amortization was $3.8 million, $9.6 million, and $6.1 million, respectively, for the years ended December 31, 2019, 2018 and 2017. Deferred financing costs were $20.0 million and $37.8 million, and accumulated amortization was $6.7 million and $21.7 million as of December 31, 2019 and 2018, respectively. Amortization for the next five years based on balances as of December 31, 2019 are as follows (in millions):

2020	$3.6
2021	3.2
2022	2.8
2023	2.0
2024	0.6
Total	$12.2
The Company wrote off $3.8 million during both years ended December 31, 2019 and 2018 related to the refinancing of existing debt and the repayment of debt.
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
Concentration of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk are amounts due from charterers and from related parties. With respect to balances due from the Scorpio Ultramax Pool, and the Scorpio Kamsarmax Pool (see Note 15, Related Party Transactions), the Company, through SCM, limits its credit risk by performing ongoing credit evaluations and, when deemed necessary, requires letters of credit, guarantees or collateral.  The Company earned 31%, and 60% of its revenues from two customers during the year ended December 31, 2019. The Company earned 36% and 64% of its revenues, from two customers during the year ended December 31, 2018. During the year ended December 31, 2017, the Company earned 42% and 58% of its revenues (including commissions from SCM) from two customers. Management does not believe significant risk exists in connection with the Company’s concentrations of credit at December 31, 2019 due to the number of charterers with which the pools conduct business.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

At December 31, 2019, the Company maintains all of its cash and cash equivalents with five financial institutions.  None of the Company’s cash and cash equivalent balances are covered by insurance in the event of default by these financial institutions.
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
Equity Investments
We account for equity investments under the equity method. Equity investments for which we have the ability to exercise significant influence, but not control over the investee and are not the primary beneficiary of the investee’s activities are accounted for under the equity method. At December 31, 2019, the Company’s equity method investments consist solely of an approximately 7.6% common stock ownership interest in a related party, Scorpio Tankers Inc., over which it has the ability to exercise significant influence, acquired in October 2018. In accounting for its investment in Scorpio Tankers, the Company has elected to use the fair value option, available under ASC 825 for investments subject to the equity method of accounting, as it more accurately reflects the economic substance of its ownership interest in Scorpio Tankers. The initial election of the fair value option did not have any impact on the Company’s earnings. The Company measures its fair value based upon the quoted market price of Scorpio Tankers common stock. Our share of gains and losses in the fair value of the Scorpio Tankers investment as well as dividend income are recorded in Income (loss) from equity investment - related party in the Consolidated Statement of Operations. At December 31, 2019, the Company did not have any cost method investments.
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
The valuation of interest rate cap agreements is determined using the Black Model, which considers among other factors, the contractual terms of derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and expected volatility, adjusted for counterparty risk. The Company may enter into derivative contracts that are intended to economically hedge certain of its risks, even though hedge accounting does not apply or we elect not to apply hedge accounting.
Recently adopted accounting standards
The Company has adopted Financial Accounting Standards Board, or the FASB, Accounting Standards Codification, or the ASC, Topic 842, “Leases” effective January 1, 2019 using the modified retrospective transition approach, which allows the Company to recognize a cumulative effect adjustment to the opening balance of accumulated deficit in the period of adoption rather than restate its comparative prior year periods. Under the new lease standard, lessees are required to recognize a right-of-use asset and a lease liability for substantially all leases. The cumulative effect adjustment to the Company’s opening balance of accumulated deficit was zero.
The Company determines if an arrangement contains a lease at inception. This determination requires judgment with arrangements generally considered to contain a lease when all of the following apply:

•	It conveys the right to control the use of an identified asset for a period of time to the lessee;

•	The lessee enjoys substantially all economic benefits from the use of the asset; and

•	The lessee directs the use of the identified asset.
At the present time, substantially all of the Company’s revenues are sourced from commercial pools, which along with time charters, fall under the guidance of U.S. GAAP for leases. Based on the Company's analysis of its contracts, the Company determined that its pool arrangements meet the definition of operating leases under ASC 842. As lessor, the Company leases its vessels to pools, which manage the vessels in order to enter into transportation contracts with their customers and enjoy the economic benefits derived from such arrangements.  Furthermore, the pools can direct the use of a vessel (subject to certain limitations in the pool or charter agreement) throughout the period of use. The Company, as lessor, elected to apply the practical expedient to not separate lease and associated non-lease components and instead to account for each separate lease component and the associated non-lease components as a single component, as the criteria for not separating the lease and non-lease components of its arrangements are met since: (a) the timing and pattern of transfer are the same for both the lease and non-lease components, (b) the lease component of the contracts, if accounted for separately, would be classified as an operating lease, and (c) the lease component is the predominant component in the arrangement.
Under the commercial pool agreements, the pool participants share the revenue generated by the entire pool in accordance with a point system that allocates points to each vessel in the pool, based upon performance, age and other factors. As a pool participant, the Company accounts for its vessels as assets and records lease revenue for each period as the variability associated with lease payments is resolved.
At times, the Company charters in vessels to supplement its own fleet and engages them in time charters to the commercial pools. Subsequent to the January 1, 2019 adoption date, the Company entered into agreements to lease six vessels from third parties for which it recognized the operating lease right-of-use assets and the corresponding lease liabilities on the consolidated balance sheet. At lease commencement, the Company calculates the present value of lease payments discounted at the rate implicit in the lease, if available, or otherwise at its incremental borrowing rate. The Company’s incremental borrowing rate reflects the interest rate it would need to pay to borrow funds on a collateralized basis over a similar term and in a similar economic environment.
The Company also enters into sale and leaseback transactions, all of which contain lessee fixed price repurchase obligations. In accordance with ASC 842, such transactions are accounted for as failed sales and accordingly, the Company continues to recognize these vessels at their net book values on the consolidated balance sheet while also recognizing their financial liabilities for the financing amount drawn down on the accompanying consolidated balance sheet under “Financing obligation” and the variable amount of consideration paid under “Financial expense, net” in the accompanying consolidated statement of operations.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

The Company recognizes lease payments for all operating leases as charterhire expense on the consolidated statements of operations on a straight-line basis over the lease term.
In May 2014, the FASB issued Accounting Standard Update, or ASU, 2014-09, “Revenue from Contracts with Customers” (Topic 606). This standard requires entities to (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company adopted ASU 2014-09 for the reporting period commencing on January 1, 2018 and elected to use the modified retrospective approach. Its adoption primarily changes the method of recognizing revenue for voyage charters from the discharge-to-discharge method to the loading-to-discharge method. Under the discharge-to-discharge method, revenue is recognized from the discharge of the prior voyage, or contract date of the current voyage if later, until the discharge of the current voyage. Under the load-to-discharge method, revenue is recognized from the load of a voyage until its discharge. The Company’s quantitative assessment of the effects of the adoption of this new guidance indicated that the financial impact of the change in timing of revenue recognition as outlined above required no adjustment to the opening retained earnings as of January 1, 2018 as the Company was not engaged in any voyage charters. At the present time, virtually all of the Company’s revenues are sourced from commercial pools which, along with time charters, fall under the guidance of ASC Topic 842 “Leases”.

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

2.	Cash and cash equivalents
Cash and cash equivalents included $10.1 million of short-term deposits with original maturities of less than three months, at December 31, 2018. There were no such short-term deposits at December 31, 2019.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

3.	Earnings Per Common Share
The following is a reconciliation of the basic and diluted earnings per share computations (amounts in thousands, except per share data):

	For the years ended December 31,
	2019	2018	2017
Net income (loss) for basic and diluted earnings per share	$44,654	$(12,698)	$(59,726)

Shares of common stock and common stock equivalents:
Weighted average shares basic	68,087	71,827	71,794
Effect of dilutive securities	1,445	—	—
Weighted average common shares - diluted	69,532	71,827	71,794

Earnings (loss) per share:
Basic	$0.66	$(0.18)	$(0.83)
Diluted	$0.64	$(0.18)	$(0.83)

The following is a summary of share equivalents not included in the computation of diluted earnings per share because their effects would have been anti-dilutive for the years ended December 31, 2019, 2018 and 2017 (in thousands).

	For the years ended December 31,
	2019	2018	2017
Share equivalents	1,831	3,754	4,734

4.	Vessels
At December 31, 2019, the Company owned or finance leased 17 Kamsarmax vessels and 35 Ultramax vessels. A rollforward of activity within vessels is as follows (in thousands):

Balance December 31, 2017	$1,534,782
Transfer from vessels under construction and other additions	29,743
Depreciation	(56,607)
Balance December 31, 2018	$1,507,918
Transfer to assets held for sale	(199,059)
Other additions	17,358
Depreciation	(54,224)
Balance December 31, 2019	$1,271,993
Depreciation includes depreciation related to our finance leased vessels. Related vessels serve as collateral against existing secured credit facilities.

Owned or Finance Leased vessels

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

Vessel Name	Year Built	DWT	Vessel Type
SBI Antares	2015	61,000	Ultramax
SBI Athena	2015	64,000	Ultramax
SBI Bravo	2015	61,000	Ultramax
SBI Leo	2015	61,000	Ultramax
SBI Echo	2015	61,000	Ultramax
SBI Lyra	2015	61,000	Ultramax
SBI Tango	2015	61,000	Ultramax
SBI Maia	2015	61,000	Ultramax
SBI Hydra	2015	61,000	Ultramax
SBI Subaru	2015	61,000	Ultramax
SBI Pegasus	2015	64,000	Ultramax
SBI Ursa	2015	61,000	Ultramax
SBI Thalia	2015	64,000	Ultramax
SBI Cronos	2015	61,000	Ultramax
SBI Orion	2015	64,000	Ultramax
SBI Achilles	2016	61,000	Ultramax
SBI Hercules	2016	64,000	Ultramax
SBI Perseus	2016	64,000	Ultramax
SBI Hermes	2016	61,000	Ultramax
SBI Zeus	2016	60,200	Ultramax
SBI Hera	2016	60,200	Ultramax
SBI Hyperion	2016	61,000	Ultramax
SBI Tethys	2016	61,000	Ultramax
SBI Phoebe	2016	64,000	Ultramax
SBI Poseidon	2016	60,200	Ultramax
SBI Apollo	2016	60,200	Ultramax
SBI Samson	2017	64,000	Ultramax
SBI Phoenix	2017	64,000	Ultramax
SBI Aries	2015	64,000	Ultramax
SBI Taurus	2015	64,000	Ultramax
SBI Gemini	2015	64,000	Ultramax
SBI Pisces	2016	64,000	Ultramax
SBI Libra	2017	64,000	Ultramax
SBI Virgo	2017	64,000	Ultramax
SBI Jaguar	2014	64,000	Ultramax
Total Ultramax		2,179,800
SBI Samba	2015	84,000	Kamsarmax
SBI Rumba	2015	84,000	Kamsarmax
SBI Capoeira	2015	82,000	Kamsarmax
SBI Carioca	2015	82,000	Kamsarmax
SBI Conga	2015	82,000	Kamsarmax
SBI Bolero	2015	82,000	Kamsarmax
SBI Sousta	2016	82,000	Kamsarmax
SBI Rock	2016	82,000	Kamsarmax
SBI Lambada	2016	82,000	Kamsarmax
SBI Reggae	2016	82,000	Kamsarmax
SBI Zumba	2016	82,000	Kamsarmax

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

Vessel Name	Year Built	DWT	Vessel Type
SBI Macarena	2016	82,000	Kamsarmax
SBI Parapara	2017	82,000	Kamsarmax
SBI Swing	2017	82,000	Kamsarmax
SBI Mazurka	2017	82,000	Kamsarmax
SBI Jive	2017	82,000	Kamsarmax
SBI Lynx	2018	82,000	Kamsarmax
Total Kamsarmax		1,398,000
Total Owned or Finance Leased Vessels DWT		3,577,800

5.	Assets Held for Sale
Assets held for sale at December 31, 2019 were $77.5 million. There were no vessels classified as held for sale at December 31, 2018.
During 2019, the Company entered into agreements with unaffiliated third parties to sell:

•
The SBI Electra and SBI Flamenco, two 2015 Kamsarmax vessels, for approximately $48.0 million in aggregate. Delivery of the vessels occurred in the second quarter of 2019. As a result, the Company recorded a write-down of approximately $7.4 million.

•
The SBI Puma and SBI Cougar, 2014 and 2015 built Ultramax vessels, respectively, for approximately $37.9 million in aggregate. Delivery of the vessels occurred in the fourth quarter of 2019. As a result, the Company recorded a write-down of approximately $4.7 million.

During 2019, the Company’s Board of Directors made the decision to sell four Ultramax vessels and as such these vessels were classified as held for sale at December 31, 2019. The Company recorded a loss of approximately $25.2 million upon this classification.

6.	Leases
As of December 31, 2019, the Company is lessor for 58 vessel operating leases with commercial shipping pools, of which 52 are owned or finance leased by the Company.
The following are the Company contracts that fall under ASC 842:
As Lessor: Commercial pool/time charter out contracts
The Company’s vessel revenues are primarily sourced from commercial pools, which along with time charters, fall under ASC 842. As lessor, the Company leases its vessels to pools, which manage the vessels in order to enter into transportation contracts with their customers, direct the use of the vessel, and enjoy the economic benefits derived from such arrangements.   Under the commercial pool agreements, the pool participants share the revenue generated by the entire pool in accordance with a point system that allocates points to each vessel in the pool based upon performance, age and other factors. As a pool participant, the Company accounts for its vessels as assets and records lease revenue each period as the variability associated with lease payments is resolved. Please see Note 4, “Vessels” and Note 15, “Related Party Transactions.”
As Lessee: Time charter in contracts
At January 1, 2019, the Company’s operating fleet included only one chartered-in vessel, which was chartered-in in September 2017 and had a remaining lease term of nine months. In September 2019, the Company exercised its lease extension option for this chartered-in 62,100 dwt, 2017 built Japanese vessel, Ocean Phoenix Tree, for one year at $10,885 per day. In October 2019, the Company chartered the vessel out at $10,885 per day for a maximum of twelve months. During 2019, the Company also entered into operating leases for five additional chartered-in vessels as follows:

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

In March 2019, the Company became party to a three-way arrangement with simultaneously occurring, back-to-back charters whereby the Company chartered-in a 81,100 dwt, 2019 built Chinese vessel, CL Taizhou, from the vessel owner and simultaneously chartered it out to the Scorpio Kamsarmax Pool, or SKPL, a related party, at identical rates. The hire rate is tied to the BPI at 118% of BPI with an option to convert to a fixed rate.
In May 2019, the Company became party to a second three-way arrangement with the same parties whereby the Company chartered-in another 81,100 dwt, 2019 built Chinese vessel, CL Zhenjiang, from the vessel owner and simultaneously chartered it out to SKPL, at identical rates. The hire rate is tied to the BPI at 118% of BPI with an option to convert to a fixed rate.
In July 2019, the Company became party to a third, three-way arrangement with the same parties whereby the Company chartered-in another 81,100 dwt, 2018 built Chinese vessel, CL Suzhou, from the vessel owner and simultaneously chartered it out to SKPL, at identical rates. The hire rate is tied to the BPI at 118% of BPI with an option to convert to a fixed rate.
In August 2019, the Company became party to a fourth three-way arrangement with the same parties whereby the Company chartered-in another 81,100 dwt, 2015 built Chinese vessel, CL Yangzhou, from the vessel owner and simultaneously chartered it out to SKPL, at identical rates. The hire rate is tied to the BPI at 118% of BPI with an option to convert to a fixed rate. At the present time, the Company is not reasonably certain to exercise its renewal option, which accordingly, is not included in the right-of-use asset or liability calculations.
The above three-way charter-in and charter-out agreements were (i) negotiated as a package with the same commercial objective, (ii) with the amount of consideration to be received from the charter-out contract depending on the price of the charter-in contract, and (iii) the rights to use underlying assets conveyed in the contracts involving a single lease component. However, in accordance with the contract combination guidance in ASC 842 requiring that both contracts be entered into either with the same counterparty or with related parties in order to be combined, the respective charter-in and charter-out components of the agreement are accounted for as two separate lease contracts. Accordingly, the Company recognized the required operating lease right-of-use assets and the corresponding lease liabilities on the consolidated balance sheet.
In July 2019, the Company became party to an arrangement whereby the Company chartered-in an 82,000 dwt, 2018 built Chinese vessel, Yangze 11, for 24 months at $12,000 per day and $12,500 per day, for the first and second years, respectively. The lease arrangement contains extension options for $13,000 per day and $14,500 per day for a third and fourth year, respectively. The lease agreement also provides options to purchase the vessel as soon as the end of the first year. At the present time, the Company is not reasonably certain to exercise the renewal or purchase options. Accordingly, these options were not included in the right-of-use asset or liability calculations.
Operating lease right-of-use assets and lease liabilities for charter-in lease terms not qualifying for any exceptions as of December 31, 2019 and January 1, 2019 (in thousands):

Description	Location in Balance Sheet	December 31, 2019	January 1, 2019
Assets:
Right of use assets	Other assets	$39,155	$2,650

Liabilities:
Current portion - operating leases	Accounts payable and accrued expenses	$26,655	$2,650
Non-current portion - operating leases	Other liabilities	$12,500	$—
Maturities of operating lease liabilities for charter-in contracts with initial noncancelable terms in excess of one year at December 31, 2019 are as follows (in thousands):

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

Year
2020	$28,147
2021	12,236
2022	—
2023	—
2024	—
Thereafter	—
Total lease payments	$40,383
Less: Imputed interest **	(1,228)
Total present value of operating lease liabilities	$39,155
Less: Current portion	(26,655)
Non-current operating lease liabilities	$12,500

**Based on incremental weighted average borrowing rate of 4.8%
Future minimum lease payments under operating leases for charter-in contracts with noncancelable terms at December 31, 2018 are as follows (in thousands):

Year
2019	$2,690
2020	—
2021	—
2022	—
2023	—
Thereafter	—
Total lease payments	$2,690

The following table summarizes lease cost (in thousands):

Twelve months ended December 31, 2019
Operating lease costs	$17,782
Variable lease costs	$10,642
Sublease income	$17,825
The following table summarizes other supplemental information about the Company’s operating leases as of December 31, 2019:

Weighted average discount rate	4.8%
Weighted average remaining lease term	1.4 years
Cash paid for the amounts included in the measurement of lease liabilities for operating leases (in thousands)	$15,287
Right-of-use assets obtained in exchange for new operating lease liabilities (in thousands)	$50,296

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

7.	Commitment and Contingencies
Legal Matters
The Company is periodically involved in litigation and various legal matters that arise in the normal course of business. Such matters are subject to many uncertainties and outcomes which are not predictable. At the current time, the Company does not believe that any legal matters could have a material adverse effect on its financial position or future results of operations and therefore has not recorded any reserves in relation thereto as of December 31, 2019.
Capital Commitments
The Company is a party to agreements to purchase and install exhaust gas cleaning systems for 41 of its vessels. The total value of these agreements is estimated to be $95.5 million, of which $66.4 million remained unpaid at December 31, 2019. Payments are expected to be made throughout 2020 as the scrubber systems are installed on the vessels, with final payments expected to be made in the first quarter of 2021.
Time chartered-in vessels
The Company time charters-in six vessels, one of which was entered into and operated out of a spot market-oriented commercial pool managed by our commercial manager and the other five have been time chartered-out at matching terms. The terms of the time charter-in contracts are summarized as follows:

Vessel Type	Year Built	DWT	Where Built	Daily Base Rate	Earliest Expiry
Ultramax	2017	62,100	Japan	$10,885	30-Sep-20
Kamsarmax	2019	81,100	China	Variable	10-Mar-21
Kamsarmax	2019	81,100	China	Variable	7-Apr-21
Kamsarmax	2018	82,000	China	$12,000	25-June-21
Kamsarmax	2018	81,100	China	Variable	13-Jul-21
Kamsarmax	2015	81,100	China	Variable	22-Jul-21
Assuming the Company redelivers the vessels to their owners on the earliest redelivery date and based on the variable rates in effect at December 31, 2019, the Company estimates that as of December 31, 2019 it would expect to pay $40.4 million in time charter-in fees during 2020 and 2021 on the above contracts.
Debt
See Note 11, Debt, to the consolidated financial statements for a schedule of debt and financing obligation payments as of December 31, 2019.
Other
The Company also has certain commitments related to the commercial and technical management of its vessels. As of December 31, 2019, we would be obligated to pay termination fees of $3.5 million to SCM and SSM if we were to cancel our service agreements with them as of December 31, 2019. We are also required to pay SCM for each vessel that we own an amount equal to three months of commissions that SCM would have expected to earn had the contracts not been terminated.  Due to the variable nature of the commissions, they have been excluded from these figures.
There are no material post-employment benefits for our executive officers or directors. By law, our employees in Monaco are entitled to a one-time payment of up to two months salary upon retirement if they meet certain minimum service requirements.
The Company agreed to guarantee certain obligations of certain related parties arising from bunker purchases made through October 2020 on behalf of the vessels we own. The maximum potential amount of future payments is $2.0 million.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

8.	Accounts Payable and Accrued Expenses
Accounts payable and accrued expenses consist of the following:

	As of
(in thousands)	December 31, 2019	December 31, 2018
Accounts payable	$4,984	$4,948
Accrued operating	36,177	1,705
Accrued administrative	7,585	7,323
Accounts payable and accrued expenses	$48,746	$13,976

Accounts payable primarily consists of obligations to suppliers arising in the normal course of business. Accrued operating relates to obligations arising from operation of the Company’s owned, finance leased and chartered-in vessels (see Note 6, “Leases” for additional information), such as operating costs. Accrued administrative relates to obligations that are corporate or financing in nature, such as payroll, professional fees, interest and commitment fees.

9.	Common Shares
As of December 31, 2019 the Company had:

•	Approximately 72.5 million common shares outstanding, the $0.01 par value of which is recorded as common stock of $0.8 million.

•	Paid-in capital of $1.7 billion which substantially represents the excess net proceeds from common stock issuances over the par value as well as the amount of cumulative restricted stock amortization.

•	Treasury stock of $56.7 million representing the cost at which the Company repurchased approximately 8.6 million shares
Share Repurchase Program
In January 2019, the Company’s Board of Directors authorized a new share repurchase program to purchase up to an aggregate of $50.0 million of its common shares. This new share repurchase program replaced the Company’s previous share repurchase program that was authorized in October 2018 and that was terminated in conjunction with the authorization of the new share repurchase program. The specific timing and amounts of the repurchases were in the sole discretion of management and subject to variation based on market conditions and other factors. The Company is not obligated under the terms of the program to repurchase any of its common shares. The authorization had no expiration date. As of December 31, 2019, the entire $50.0 million remained available under the program.

Dividend
During 2019 and 2018, the Company’s Board of Directors declared and paid quarterly cash dividends totaling $0.08 per share, or $5.7 million and $6.0 million, respectively.

During 2019, the Company’s Board of Directors declared a one-time special stock dividend to the shareholders of the Company of an aggregate of approximately one million shares of common stock of Scorpio Tankers Inc. (NYSE:STNG), a related party. For each common share that a shareholder held in the Company on November 15, 2019, that shareholder received 0.0138 shares of common stock of Scorpio Tankers Inc. Following the payment of the special dividend, the Company continues to own approximately 4.4 million common shares of Scorpio Tankers Inc.

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
During 2017, the Company issued a total of 12,946 shares, with a fair value of $0.1 million to SSH pursuant to the Administrative Services Agreement relating to our then existing Newbuilding Program.

10.	Equity Incentive Plan
The Scorpio Bulkers Inc. 2013 Equity Incentive Plan, or the Plan, was approved by the Company’s Board of Directors and became effective on September 30, 2013 and was last amended to reserve additional common shares for issuance pursuant to the Plan on December 10, 2019. Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the Plan), unless otherwise provided by the Plan administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full. The Board of Directors may amend or terminate the Plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Shareholder approval of Plan amendments will be required under certain circumstances. As of December 31, 2019, we had reserved a total of 7,608,327 common shares for issuance under the Plan, subject to adjustment for changes in capitalization as provided in the Plan. The Plan is administered by the Company’s Compensation Committee. The Plan will remain in effect until the tenth anniversary of the date on which the Plan was adopted by the Board of Directors, unless terminated, or extended by the Board of Directors. After the termination date, no further awards shall be granted pursuant to the Plan, but previously granted awards will remain outstanding in accordance with their applicable terms and conditions.
Under the Plan, the Company is permitted to grant incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common shares.
Under the terms of the Plan, stock options and stock appreciation rights granted under the Plan will have an exercise price equal to the fair value of a common share on the date of grant, unless otherwise determined by the Plan administrator, but in no event will the exercise price be less than the fair value of a common share on the date of grant. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the Plan administrator, but in no event will they be exercisable later than ten years from the date of grant. The Company did not grant any option awards or stock appreciation rights under the Plan during the three years ended December 31, 2019.
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
The Company recorded share-based compensation expense of $9.0 million, $7.9 million, and $12.6 million for the years ended December 31, 2019, 2018 and 2017, respectively, related to restricted stock awards, which is included in General and administrative expenses in the Consolidated Statement of Operations.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

A summary of activity for restricted stock awards during the three years ended December 31, 2019 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value $
Outstanding at December 31, 2016	3,600,333	$14.36
Granted	150,000	6.25
Vested	(604,151)	44.80
Forfeited	(4,612)	5.33
Outstanding at December 31, 2017	3,141,570	8.13
Granted	1,835,532	7.33
Vested	(1,212,629)	11.79
Forfeited	(10,834)	6.57
Outstanding at December 31, 2018	3,753,639	6.56
Granted	1,270,700	6.34
Vested	(1,369,481)	7.08
Forfeited	(5,000)	7.01
Outstanding at December 31, 2019	3,649,858	$6.29
As of December 31, 2019, there was $12.1 million of total unrecognized compensation cost related to restricted stock awards. These costs are expected to be recognized over the weighted average period of approximately one year. During 2019, restricted stock with a fair value of approximately $6.5 million vested.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

11.	Debt
The Company’s long-term debt consists of bank loans and financing obligations, summarized as follows:

	December 31,
(amounts in thousands)	2019	2018

Senior Notes	$—	$73,625

Credit Facilities:
$330 Million Credit Facility	$—	$140,677
$42 Million Credit Facility	—	14,105
$12.5 Million Credit Facility	8,617	9,400
$27.3 Million Credit Facility	8,813	9,008
$85.5 Million Credit Facility	46,499	78,972
$38.7 Million Credit Facility	10,200	35,100
$12.8 Million Credit Facility	11,475	12,325
$30.0 Million Credit Facility	27,198	29,420
$60.0 Million Credit Facility	26,573	58,797
$184.0 Million Credit Facility	130,145	180,229
$34.0 Million Credit Facility	31,571	34,000
$90.0 Million Credit Facility	82,100	90,000
$19.6 Million Lease Financing - SBI Rumba	16,883	18,101
$19.0 Million Lease Financing - SBI Tango	17,303	18,451
$19.0 Million Lease Financing - SBI Echo	17,396	18,481
$20.5 Million Lease Financing - SBI Hermes	19,059	20,299
$21.4 Million Lease Financing - SBI Samba	20,384	—
CMBFL Lease Financing	113,006	—
$45.0 Million Lease Financing - SBI Virgo & SBI Libra	40,027	—
AVIC Lease Financing	111,450	—
Total bank loans, financing obligations and senior notes outstanding	738,699	767,365
Less: Current portion	(75,276)	(66,156)
	$663,423	$701,209

	December 31, 2019			December 31, 2018
(amounts in thousands)	Current	Non-current	Total	Current	Non-current	Total
Total bank loans and financing obligations, gross	75,276	663,423	738,699	139,781	701,209	840,990
Unamortized deferred financing costs	(1,161)	(9,164)	(10,325)	(1,624)	(10,801)	(12,425)
Total bank loans and financing obligations, net	74,115	654,259	728,374	138,157	690,408	828,565

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

The future principal and estimated interest payments (based on the interest rates in effect as of December 31, 2019) under the Company’s long-term debt over the next five years on the Company’s credit facilities and financing obligations as of December 31, 2019 is as follows:

(amounts in thousands)	Principal on Bank Loans	Interest on Bank Loans	Financing Obligations	Total
2020	45,727	16,374	47,433	109,534
2021	43,706	14,050	46,188	103,944
2022	41,627	12,088	45,122	98,837
2023	230,274	7,767	81,578	319,619
2024	2,429	914	48,888	52,231
Thereafter	19,428	619	176,872	196,919
Total	383,191	51,812	446,081	881,084
Senior Notes
On September 22, 2014, the Company issued $65.0 million in aggregate principal amount of 7.5% Senior Notes due September 2019, or the Senior Notes, and on October 16, 2014 the Company issued an additional $8.6 million aggregate principal amount of Senior Notes when the underwriters partially exercised their option to purchase additional Senior Notes on the same terms and conditions.
The Senior Notes were redeemed on August 2, 2019. The redemption price of the Senior Notes was equal to 100% of the principal amount redeemed, plus accrued and unpaid interest to, but excluding, August 2, 2019.
The Senior Notes bore interest at a rate of 7.5% per year, payable quarterly on each March 15, June 15, September 15 and December 15. The Senior Notes were redeemable at the Company’s option in whole or in part, at any time on or after September 15, 2016 at a redemption price equal to 100% of the principal amount to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date.
The Senior Notes were the Company’s senior unsecured obligations and ranked equally with all of its existing and future senior unsecured and unsubordinated debt and were effectively subordinated to its existing and future secured debt, to the extent of the value of the assets securing such debt, and were structurally subordinated to all existing and future debt and other liabilities of the Company’s subsidiaries. No sinking fund was provided for the Senior Notes. The Senior Notes were issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof and were listed on the New York Stock Exchange under the symbol “SLTB”. The Senior Notes required the Company to comply with certain covenants, including financial covenants; restrictions on consolidations, mergers or sales of assets and prohibitions on paying dividends or returning capital to equity holders if a covenant breach or an event of default has occurred or would have occurred as a result of such payment. If the Company underwent a change of control, holders may have required it to repurchase for cash all or any portion of their notes at a change of control repurchase price equal to 101% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the change of control purchase date.
The financial covenants included:

•	Net borrowings shall not equal or exceed 70% of total assets.

•	Tangible net worth shall always exceed $500.0 million.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

Secured Credit Facilities
The Company had 10 credit agreements in place, which are all collateralized by certain of the Company’s vessels. The following is a summary of those credit agreements as of December 31, 2019.

	$12.5 Million Credit Facility	$27.3 Million Credit Facility	$85.5 Million Credit Facility	$38.7 Million Credit Facility	$12.8 Million Credit Facility	$30.0 Million Credit Facility	$60.0 Million Credit Facility	$184.0 Million Credit Facility	$34.0 Million Credit Facility	$90.0 Million Credit Facility
Date of Agreement	December 22, 2015	December 22, 2015	December 5, 2017	December 13, 2017	June 21, 2018	September 13, 2018	September 11, 2018	September 21, 2018	October 3, 2018	November 8, 2018

Total Vessels Financed
Kamsarmax	—	—	—	—	1	2	—	6	2	—
Ultramax	1	1	4	1	—	—	2	6	—	6

Interest Rate-LIBOR+	3.000%	2.950%	2.850%	2.850%	2.400%	2.200%	2.250%	2.400%	2.350%	2.350%

Commitment Fee	—%	1.180%	1.140%	0.998%	0.960%	0.880%	0.900%	0.960%	1.175%	1.000%

Maturity Date	December 22, 2020	5 years from each drawdown	February 15, 2023	December 13, 2022	June 15, 2023	September 18, 2023	September 14, 2023	September 21, 2023	October 3, 2025	November 8, 2023

Amount outstanding (in thousands)	8,617	8,813	46,499	10,200	11,475	27,198	26,573	130,145	31,571	82,100

Carrying Value of Vessels Collateralized (in thousands)	27,592	28,309	85,846	19,974	26,336	59,240	54,002	338,230	53,633	132,989

Amount Available (in thousands)	—	—	—	—	1,398	2,585	2,862	17,448	3,000	8,706

Secured Credit Facilities and Financing Obligations

$30.0 Million Credit Facility
On August 28, 2019, this facility was increased by approximately $2.6 million in the aggregate for the financing of the installation of scrubbers on the two vessels financed under this facility. Once drawn down the amounts will amortize over 12 equal quarterly payments.
$60.0 Million Credit Facility
On July 23, 2019, this facility was increased by approximately $2.9 million in the aggregate for the financing of the installation of scrubbers on the two vessels financed under this facility, which will amortize in equal quarterly payments over the remaining term of the facility once drawn down (but no more than 14 quarterly payments).
$184.0 Million Credit Facility
On June 19, 2019, this facility was increased by approximately $17.4 million in the aggregate for the financing of the installation of scrubbers on the twelve vessels financed under this facility. The repayment profile is on a fifteen-year age adjusted profile.
$34.0 Million Credit Facility

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

On June 17, 2019, this facility was increased by $3.0 million in the aggregate for the financing of the installation of scrubbers for each of the two vessels which will amortize at $125,000 per quarter per vessel once drawn down.
$90.0 Million Credit Facility
On June 14, 2019, this facility was increased by approximately $8.7 million in the aggregate for the financing of the installation of scrubbers on the six vessels financed under this facility. The repayment profile is on a fifteen-year age adjusted profile.
$12.8 Million Credit Facility
On August 6, 2019, this facility was increased by approximately $1.4 million for the financing of the installation of a scrubber on the vessel financed under this facility, which will be repaid in full upon final maturity on June 15, 2023.
$85.5 Million Credit Facility
On October 21, 2019, this facility was increased by approximately $5.7 million in the aggregate for the financing for the installation of scrubbers on the vessels financed under this facility, which will amortize in equal quarterly payments (once drawn down) until December 31, 2022.
$19.6 Million Lease Financing - SBI Rumba
On October 25, 2017, the Company closed a financing transaction with unaffiliated third parties involving the sale and leaseback of the SBI Rumba, a 2015 Japanese built Kamsarmax vessel, for consideration of approximately $19.6 million. As part of the transaction, the Company will make monthly payments of $164,250 under a nine and a half year bareboat charter agreement with the buyers, which the Company has the option to extend for a further six months. The agreement also provides the Company with options to repurchase the vessel beginning on the fifth anniversary of the sale and until the end of the bareboat charter agreement.
$19.0 Million Lease Financing - SBI Tango
On July 18, 2018, the Company closed a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Tango, a 2015 Japanese built Ultramax vessel, for consideration of  $19.0 million. As part of the transaction, the Company makes monthly payments of $164,250 under a five-year bareboat charter agreement with the buyer. The agreement also provides the Company with options to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement.
$19.0 Million Lease Financing - SBI Echo
On July 18, 2018, the Company closed a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Echo, a 2015 Japanese built Ultramax vessel, for consideration of $19.0 million. As part of the transaction, the Company makes monthly payments of $164,250 under a five-year bareboat charter agreement with the buyer. The agreement also provides the Company with options to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement.
$20.5 Million Lease Financing - SBI Hermes
On November 16, 2018, the Company closed a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Hermes, a 2016 Japanese built Ultramax vessel, for consideration of $20.5 million. As part of the transaction, the Company agreed with the buyer to bareboat charter the vessel for a period of five years at $177,938 per month. The transaction also provides the Company with an option to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement.
$21.4 Million Lease Financing - SBI Samba
On April 15, 2019, the Company closed a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Samba, a 2015 Japanese built Kamsarmax vessel, for consideration of $21.4 million. As part of the transaction, the Company makes monthly payments of $208,354 under a five-year bareboat charter agreement with the buyer. The transaction also provides the Company with the option to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

CMBFL Lease Financing
On May 24, 2019, the Company closed a financing transaction with CMB Financial Leasing Co., Ltd. involving the sale and leaseback of three Ultramax vessels (SBI Pegasus, SBI Subaru and SBI Ursa) and four Kamsarmax vessels (SBI Lambada, SBI Macarena, SBI Carioca and SBI Capoeira). As part of this transaction, the Company agreed to bareboat charter-in the vessels for a period of seven years. In addition, the Company has purchase options beginning after the end of the third year of each bareboat charter agreement, as well as a purchase option for each vessel upon the expiration of each bareboat charter agreement.
This transaction provides financing for the installation of scrubbers for each of the seven vessels included at the lowest of (i) 75% of the scrubber market value, (b) 75% of the scrubber price or (c) approximately $1.7 million, which will amortize proportionally over the remaining term of the lease with a balloon payment made at maturity.
$45.0 Million Lease Financing - SBI Virgo and SBI Libra
On May 21, 2019, the Company closed a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Virgo and SBI Libra for a consideration of $21.0 million per vessel. As part of this transaction, the Company agreed to bareboat charter-in the vessels for a period of 11 years and will have purchase options beginning after the end of the fourth year of each bareboat charter agreement.
This transaction provides up to $1.5 million of financing for the installation of scrubbers for each of the vessels included. These will amortize at $1,370 per day per vessel for the first 2 years and $685 per day per vessel for the following 2 years once drawn down.
AVIC Lease Financing
On June 27, 2019, the Company closed a financing transaction involving the sale and leaseback of three Ultramax vessels (SBI Antares, SBI Bravo and SBI Leo) and on July 16, 2019, the Company closed a financing transaction involving the sale and leaseback of three additional Ultramax vessels (SBI Hydra, SBI Lyra and SBI Maia) to AVIC International Leasing Co., Ltd. As part of these transactions, the Company agreed to bareboat charter-in the vessels for a period of eight years and has purchase options beginning after the end of the second year of each bareboat charter agreement, as well as a purchase obligation for each vessel upon the expiration of each bareboat charter agreement.
This transaction provides financing for the installation of scrubbers for each of the six vessels included at the lowest of (i) 82% of the scrubber market value, (b) 82% of the scrubber price and (c) approximately $1.6 million, which will amortize over 5 years at $82,000 per quarter per vessel once drawn down. Approximately $1.6 million of the available financing was drawn-down in the fourth quarter of 2019.
In addition to the credit agreements and financing obligations described above, which are in effect as of December 31, 2019, the Company entered into the following agreements which were repaid in full during 2019.
$42.0 Million Senior Secured Credit Facility
On January 30, 2015, the Company entered into a senior secured credit facility for up to $42.0 million with a leading European financial institution which was originally used to finance a portion of the purchase price of two Kamsarmax vessels and one Ultramax vessel.
During 2019, the Company repaid this loan and terminated the credit facility. The vessels previously financed by the loan are now financed under three financing obligations.
$38.7 Million Credit Facility
During October 2019, the Company prepaid approximately $21.9 million of this facility and wrote-off approximately $0.2 million of deferred financing costs as part of the sale of the SBI Puma and SBI Cougar.
$330.0 Million Credit Facility
On July 29, 2014, the Company entered into a $330.0 million senior secured credit facility with Credit Agricole Corporate and Investment Bank and Deutsche Bank AG London which was originally used to finance a portion of the purchase price of 22 of

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

the vessels in the Company’s then existing Newbuilding Program, and subsequently reduced by $15.0 million due to its sale of one of the vessels that was to collateralize this facility.
During 2019, the Company repaid and terminated this credit facility upon the completion of the AVIC Lease Financing.
Loan Covenants
Each of the Company’s credit agreements and financing obligations, as amended through December 31, 2019, has, among other things, financial covenants with which the Company must comply. The most stringent are as follows:

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

•
Minimum fair value of the collateral for each credit facility, such that the aggregate fair value of the vessels collateralizing the credit facility is between 140% and 160% of the aggregate principal amount outstanding under such credit facility, or, if we do not meet these thresholds to prepay a portion of the loan or provide additional security to eliminate the shortfall.

•
Minimum fair value of the vessel for certain financing obligations be 115% of the principal amount outstanding under such financing obligation, or, if the Company does not meet this threshold, to prepay a portion of the financing obligation or provide additional security to eliminate the shortfall.

The Company’s credit facilities discussed above have, among other things, the following restrictive covenants which could restrict the Company’s ability to, among other things:

•	incur additional indebtedness;

•	sell the collateral vessel, if applicable;

•	make additional investments or acquisitions;

•	pay dividends; and

•	effect a change of control of the Company.
In addition, the Company’s credit facilities and finance leases contain customary events of default, including cross-default provisions, as well as subjective acceleration clauses under which the debt could become due and payable in the event of a material adverse change in the Company’s business. As of December 31, 2019, the Company was in compliance with all the financial covenants of each of its credit facilities and finance leases. The Company expects to remain in compliance with the financial covenants of each of its credit facilities and finance leases for the next twelve months.
Interest rates on all of the Company’s secured credit facilities during the year ended December 31, 2019 ranged from 4.1% to 6.7%. The Company records its interest expense as a component of Financial expense, net on its Consolidated Statement of Operations. For the years ended December 31, 2019, 2018 and 2017, Financial expense, net consists of:

	Year ended December 31,
(in thousands)	2019	2018	2017
Interest expense	$44,101	$39,855	$27,719
Amortization of deferred financing costs	6,915	9,582	6,085
Write off of deferred financing costs	681	—	470
Change in the fair value of interest rate caps	219	(27)	63
Other, net	238	459	625
	$52,154	$49,869	$34,962

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

12.	Derivatives
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

The aggregate fair value of these interest rate caps was zero at December 31, 2019 and $0.2 million at December 31, 2018, and is included in Other assets on the Company’s Consolidated Balance Sheet. During 2019, an increase to interest expense of approximately $0.2 million was recorded, representing the change in the fair value of these caps to Financial expense, net on the Consolidated Statement of Operations. Interest expense was reduced by less than $0.1 million related to the change in the fair value of the caps in 2018. Refer to Note 13, Fair value of Financial Instruments, for related fair value disclosures.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

13.	Equity Investments
On October 12, 2018 the Company invested $100.0 million in a related party, Scorpio Tankers, through participation in a public offering on a basis equivalent to other investors. As a result of this investment, the Company became a significant investor in Scorpio Tankers, a related party, holding a total of approximately 54.1 million shares of common stock, which was approximately 10.9% of the then issued and outstanding shares of Scorpio Tankers. While the Company was not directly invested in Scorpio Tankers prior to this investment, it shared a number of shareholders, directors and officers (see Note 15, Related Party Transactions), which along with its investment interest indicated its ability to exercise significant influence. Accordingly, this investment is accounted for under the equity method. The investment was subsequently adjusted to 5.4 million shares after a one-for-ten reverse stock split effected on January 18, 2019. The Company uses the fair value option in accounting for its investment in Scorpio Tankers based upon the quoted market price of Scorpio Tankers common stock. As of December 31, 2019, the Company’s carrying value in its equity method investment exceeded its share of investee net assets by approximately $23.0 million.
On October 22, 2019, the Company’s Board of Directors declared a one-time special stock dividend to the shareholders of the Company of an aggregate of approximately one million shares of common stock of Scorpio Tankers (NYSE:STNG). For each common share that a shareholder held in the Company on November 15, 2019 that shareholder received 0.0138 shares of common stock of Scorpio Tankers on December 13, 2019. The Scorpio Tankers common shares distributed in the special dividend were acquired from Scorpio Tankers in the abovementioned public offering of its common shares in October 2018. Following the payment of the special dividend, the Company continues to own approximately 4.4 million common shares of Scorpio Tankers. No fractional shares of Scorpio Tankers were issued in connection with the special dividend, and instead the Company’s shareholders received cash in lieu of any fractional shares.

On May 31, 2019, the Company invested $1.5 million in 2020 Bulkers in exchange for 166,667 shares of 2020 Bulkers common stock through a private placement and during October 2019, the Company sold all 166,667 shares. The Company accounted for this investment at fair value using the quoted market price as it did not have the ability to exercise significant influence.

Below is a table of equity investment activity (in thousands):

	Year Ended December 31,
	2019	2018
Beginning balance	$92,281	$—
Investment in Scorpio Tankers	—	100,000
Investment in 2020 Bulkers	1,500	—
Sale of investment in 2020 Bulkers	(1,547)	—
Special dividend of Scorpio Tankers shares to Company stockholders	(33,699)	—
Gain (loss) from change in fair value and dividend income from the investment Scorpio Tankers	114,716	(7,719)
Realized gain on investment in 2020 Bulkers	47	—
Equity investments at fair value	$173,298	$92,281
Dividend income from Scorpio Tankers common stock	$2,163	$541

The following table represents summarized information regarding the Company’s equity investee as of December 31, 2019 and 2018 (in thousands):

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

	December 31, 2019	December 31, 2018
Total revenues	$704,325	$585,047
Operating income	129,972	10,542
Net loss	(48,490)	(190,071)

Current assets	$302,978	$687,341
Non-current assets	4,861,032	4,096,823
Total assets	$5,164,010	$4,784,164
Current liabilities	$486,231	$447,200
Non-current liabilities	2,700,790	2,497,952
Total liabilities	$3,187,021	$2,945,152

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

14.	Fair value of financial instruments
The carrying amount and fair value of financial instruments at December 31, 2019 and 2018 were as follows (in thousands):

		2019		2018
	Level	Carrying value	Fair Value	Carrying value	Fair Value
Financial assets:
Cash and cash equivalents	1	$42,530	$42,530	$67,495	$67,495
Other assets - interest rate cap	2	—	—	219	219
Equity investment - Common stock of Scorpio Tankers Inc. *	1	173,298	173,298	92,281	92,281

Financial liabilities:
Bank loans, net	2	377,569	377,569	681,489	681,489
Financing obligation	2	350,805	350,805	73,823	73,823
Senior Notes, net	1	—	—	73,253	74,214
* During 2019, the equity investment in Scorpio Tankers was transferred from Level 2 to Level 1 as a result of the expiration of the related lock-up agreement prohibiting the sale of the Company’s shares in Scorpio Tankers until January 7, 2019.
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
The Company holds an equity investment consisting of approximately 4.4 million shares of common stock of Scorpio Tankers at an estimated fair value of $173.3 million. The investment in Scorpio Tankers was transferred from Level 2 to Level 1 during the first quarter of 2019 as a result of the expiration of the related lock-up agreement. Although a quoted market price in active securities markets was available for these shares at December 31, 2018, the Company was prohibited from selling its shares in Scorpio Tankers through January 7, 2019, pursuant to the terms of the lock-up agreement the Company entered into at the time of the investment. Accordingly, a discount for lack of marketability was included when arriving at the appropriate fair value of the shares, which value was reduced from the quoted market value of $95.1 million at December 31, 2018, to $92.3 million. The discount for marketability was calculated using the Finnerty Model, an option-based approach that takes into account the remaining term until

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

the end of the restriction, the risk free rate and expected volatility. Unrealized gains and losses are included in Income (loss) from equity investment in the Consolidated Statement of Operations.
The carrying value of our secured bank loans are measured at amortized cost using the effective interest method. The Company considers that the carrying value approximates fair value because (i) the interest rates on these instruments change with, or approximate, market interest rates and (ii) the credit risk of the Company has remained stable.
These amounts are shown net of $5.6 million and $10.5 million of unamortized deferred financing fees on the Company’s consolidated balance sheet as of December 31, 2019 and 2018, respectively.
The carrying value of our financing obligations are measured at amortized cost using the effective interest method. The Company considers that the carrying value approximates fair value because (i) the interest rates on these instruments change with, or approximate, market interest rates and (ii) the credit risk of the Company has remained stable.
These amounts are shown net of $4.7 million and $1.5 million of unamortized deferred financing fees on the Company’s consolidated balance sheet as of December 31, 2019 and 2018, respectively.
In August 2019, the Company redeemed the entire outstanding balance of its Senior Notes, which were publicly traded on the New York Stock Exchange and were considered a level 1 item. The carrying value at December 31, 2018 shown in the table is the face value of the Senior Notes net of $0.4 million of unamortized deferred financing fees on the Company’s consolidated balance sheet.
Certain of the Company’s assets and liabilities are carried at contracted amounts that approximate fair value. Assets and liabilities that are recorded at contracted amounts approximating fair value consist primarily of balances with related parties, prepaid expenses and other current assets, accounts payable and accrued expenses.
Certain items are measured at fair value on a non-recurring basis. The table below details the portion of those items that were re-measured at fair value at December 31, 2019 and the resultant write-down recorded (dollars in thousands):

		Fair Value Measurements Using
December 31, 2019	Total	Level 1	Level 2	Level 3	Write-down
Assets Held For Sale	$—	$—	$77,536	$—	$25,248

15.	Related Party Transactions
The Company’s co-founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, and the Company’s Vice President, Mr. Filippo Lauro, are members of the Lolli-Ghetti family, which owns and controls the Scorpio group of companies, or Scorpio. Scorpio includes SSM, which provides the Company with vessel technical management services, SCM, which provides the Company with vessel commercial management services, SSH, which provides the Company and other related entities with administrative services and services related to the acquisition of vessels, and Scorpio UK Limited, or SUK, which provides the Company with vessel chartering services. SSH also has a majority equity interest in a port agent that provides supply and logistical services for the Company’s vessels operating in its regions. In 2009, Mr. Emanuele Lauro also co-founded Scorpio Tankers (NYSE: STNG), a large international shipping company engaged in seaborne transportation of refined petroleum products, of which he is currently the Chairman and Chief Executive Officer. Mr. Emanuele Lauro also has a senior management position at Scorpio. The Company’s co-founder, President and Director, Mr. Robert Bugbee, is also the President and a Director of Scorpio Tankers and has a senior management position at Scorpio. The Company’s Vice President, Mr. Filippo Lauro and the Company’s Chief Operating Officer, Mr. Cameron Mackey, also hold the office of Vice President and Chief Operating Officer at Scorpio Tankers, respectively, and have senior management positions at Scorpio. Since December 2018, Messrs. Emanuele Lauro, Robert Bugbee, Filippo Lauro and Cameron Mackey have served in similar capacities for Hermitage Offshore Services Ltd., formerly Nordic American Offshore Ltd. (NYSE: PSV).

Amended Administrative Services Agreement

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

The Company entered into the Amended Administrative Services Agreement with SSH for the provision of administrative staff, office space and accounting, legal compliance, financial and information technology services.

SSH also arranges vessel sales and purchases for the Company, including newbuildings, for which, in respect of construction contracts executed prior to September 2016, when the Administrative Services Agreement was amended, it previously paid SSH a fee, payable in its common shares. The amount of common shares payable was determined by dividing $250,000 by the market value of the Company’s common shares based on the volume weighted average price of its common shares over the 30-trading day period immediately preceding the contract date of a definitive agreement to acquire any vessel. During the year ended December 31, 2017, the Company issued 12,946 of its common shares to SSH.
In addition, SSH has agreed with the Company not to own any drybulk carriers greater than 30,000 dwt for so long as the Amended Administrative Services Agreement is in full force and effect. The Amended Administrative Services Agreement may be terminated by SSH upon 12 months notice or by the Company upon 24 months notice.
The services provided to the Company by SSH may be sub-contracted to other entities within Scorpio.
Revised Master Agreement

The Company’s vessels are commercially managed by SCM and technically managed by SSM pursuant to the Revised Master Agreement, which may be terminated by either party upon 24 months notice, unless terminated earlier in accordance with its terms. In the event of a sale of any vessels, a notice period of three months and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change of control, including a sale of substantially all vessels, in which case a payment equal to 24 months of management fees will apply. This fee is classified as a loss/write-off of vessels and assets held for sale in the Consolidated Statement of Operations. Additional vessels that the Company may acquire in the future are expected to be managed under the Revised Master Agreement or on substantially similar terms.

SCM’s commercial management services include securing employment for the Company’s vessels in the spot market and on time charters. SCM also manages the Scorpio Pools (spot market-oriented vessel pools) including the Scorpio Ultramax Pool, the Scorpio Kamsarmax Pool and the currently inactive Scorpio Capesize Pool in which the Company’s owned, finance leased and time chartered-in vessels are employed and from which a significant portion of its revenue is generated. The Scorpio Ultramax Pool and the Scorpio Kamsarmax Pool participants, including the Company and third-party owners of similar vessels, pay SCM a pool management fee of $300 per vessel per day, plus a 1.75% commission on the gross revenues per charter fixture. The Company typically has balances due from the Scorpio Pools, consisting primarily of working capital, undistributed earnings and reimbursable costs. These receivables are either classified as current or non-current assets within the Consolidated Balance Sheet depending upon whether the associated vessel is expected to exit the pool within the next 12 months. The Company is also allocated general and administrative expenses from SCM. The Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool were significant customers for the year ended December 31, 2019, accounting for 31% and 60% of the Company’s total vessel revenue, respectively. During the year ended December 31, 2018, the Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool accounted for 36% and 64% of the Company’s total vessel revenue, respectively. During the year ended December 31, 2017, the Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool accounted for 42% and 58% of the Company’s total vessel revenue, respectively.
During 2019, the Company time-chartered out four Kamsarmax vessels to the Scorpio Kamsarmax Pool for a period of 24-27 months at rates linked to the BPI. The related income is recorded as Vessel Revenues in the Consolidated Statement of Operations.
For the commercial management of any of the Company’s vessels that do not operate in one of these pools, the Company pays SCM a daily fee of $300 per vessel, plus a 1.75% commission on the gross revenues per charter fixture, which are classified as voyage expenses in the Consolidated Statement of Operations.
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
SSM’s technical management services include providing technical support, such as arranging the hiring of qualified officers and crew, supervising the maintenance and performance of vessels, purchasing supplies, spare parts and new equipment, arranging

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

and supervising drydocking and repairs, and monitoring regulatory and classification society compliance and customer standards. As part of these services, the Company pays SSM, a related party, including certain subcontractors, for crew costs which are then distributed to the crew.
The Company pays SSM an annual fee of $160,000 plus charges for certain itemized services per vessel to provide technical management services for each of its owned or finance leased vessels, which is a component of vessel operating cost in the Consolidated Statement of Operations. In addition, representatives of SSM, including certain subcontractors, previously provided the Company with construction supervisory services while its vessels were being constructed in shipyards. For these services, SSM was compensated between $0.2 million and $0.5 million per vessel.
Representatives of SSM, including certain subcontractors, provide supervisory services during drydocking, for which they are compensated.
SUK allocates salaries of certain SUK employees to the Company for services performed for the Company.
The Company pays the related party port agent for supply and logistical services, which are charged as vessel operating costs.
The Company pays the related party bunker supplier for bunkers, which are charged as voyage expenses. Beginning in October 2019, the Company agreed to guarantee certain obligations of the related party bunker supplier arising from bunker purchases made through October 2020 on behalf of the vessels the Company owns. The maximum potential amount of future payments at December 31, 2019 was $2.0 million.
In 2016, an Executive Officer of the Company acquired a minority interest, which in 2018 increased to a majority interest, in an insurance broker which arranges hull and machinery and war risk insurance for certain of the Company’s owned and finance leased vessels. This broker has arranged such policies for the Company since 2013 and the extent of the coverage and the manner in which the policies are priced did not change as a result of this transaction. In September 2018 the Executive Officer disposed of their interest in the insurance broker in its entirety to a third party not affiliated with the Company. The amounts recorded reflect the amortization of the policy premiums, which are paid directly to the broker, who then remits the premiums to the underwriters. Such payments, which are made in advance, are classified as prepaid expenses and other current assets on the Consolidated Balance Sheet until they are realized in the applicable period, at which point they are recorded as vessel operating expenses in the Consolidated Statement of Operations.
The Company pays the related party travel service provider for travel services, such as flights, which are charged as general and administrative services.
In October 2018, the Company invested $100.0 million in Scorpio Tankers for approximately 54.1 million (which was subsequently adjusted to 5.4 million shares after a one-for-ten reverse stock split effected on January 18, 2019), or 10.9% (as of October 12, 2018), of Scorpio Tankers’ issued and outstanding common shares. The investment was part of a larger $337.0 million equity raise by Scorpio Tankers through a public offering of its common shares. Scorpio Tankers is a large international shipping company incorporated in the Republic of the Marshall Islands engaged in seaborne transportation of refined petroleum products. The Company and Scorpio Tankers have a number of common shareholders. They also share a number of common directors and officers, including Mr. Emanuele Lauro who serves as the Chairman and Chief Executive Officer of both companies, Mr. Robert Bugbee, who serves as President and a Director of both companies, Mr. Cameron Mackey, who serves as Chief Operating Officer of both companies, and Mr. Filippo Lauro, who serves as Vice President of both companies. There are no other significant transactions between the Company and Scorpio Tankers. As discussed in Note 1, Organization and Basis of Presentation, this investment is accounted for under the equity method utilizing the fair value option.

Transactions with entities owned and controlled by the Lolli-Ghetti family and with Scorpio Tankers (herein referred to as related party affiliates) in the Consolidated Statement of Operations and Consolidated Balance Sheet are summarized in the following tables (in thousands).

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

	Year Ended December 31,
	2019	2018	2017
Vessel revenue
Scorpio Kamsarmax Pool	$69,368	$87,305	$67,825
Scorpio Ultramax Pool	133,655	155,197	94,380
Total vessel revenue	$203,023	$242,502	$162,205
Voyage expense:
SCM	$295	$—	$172
Bunker supplier	1,653	—	—
Total voyage expense	$1,948	$—	$172
Vessel operating cost:
SSM	$12,970	$13,361	$9,379
Port agent	267	117	13
Insurance brokerage	—	1,721	—
Total vessel operating cost	$13,237	$15,199	$9,392
General and administrative expense:
SCM	$103	$45	$108
SSM	267	99	—
SSH	6,657	6,707	5,643
SUK	2,923	1,665	971
Travel provider	122	—	—
Total general and administrative expense	$10,072	$8,516	$6,722
Income (loss) from equity investment
Scorpio Tankers Inc.	$116,878	$(7,178)	$—
Write down on assets held for sale
SCM	$414	$—	$147
SSM	400	—	200
Total write down on assets held for sale	$814	$—	$347

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

At December 31, 2019 and December 31, 2018, we had the following balances with related parties, which have been included in the Consolidated Balance Sheet:

	December 31,
	2019	2018
Assets
Due from related parties-current:
Scorpio Kamsarmax Pool	$5,241	$4,017
Scorpio Ultramax Pool	677	3,321
SUK	36	—
Total due from related parties-current	$5,954	$7,338
Due from related parties non-current:
Scorpio Kamsarmax Pool	$4,767	$4,806
Scorpio Ultramax Pool	9,463	10,542
Total due from related parties non-current	$14,230	$15,348
Equity investment in Scorpio Tankers Inc.	$173,298	$92,281
Liabilities
Due to related parties-current :
SCM	$227	$8
SSM	200	116
SSH	312	357
Port agent	13	—
Bunker supplier	220	—
Total due to related parties-current	$972	$481

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

16.	Income Taxes
Scorpio Bulkers Inc. and its vessel owning subsidiaries (registered and disponent) are incorporated in the Republic of the Marshall Islands, and in accordance with the income tax laws of the Marshall Islands, are not subject to Marshall Islands income tax. The Company is also exempt from income tax in other jurisdictions including the United States of America due to tax treaties or domestic tax laws; therefore, it will not have any tax charges, benefits, or balances.
The Company is subjected to tax audits in the jurisdictions it operates in. There have been no adjustments assessed to the Company in the past and the Company believes there are no uncertain tax positions to consider.

17.	Segment Reporting
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
Certain income and expenses incurred by the Company are not attributable to any specific segment and accordingly, are not allocated to the Company’s Kamsarmax or Ultramax segments and are included in the results below as “Corporate”.
The following schedule presents segment information about the Company’s operations and identifiable assets for the years ended December 31, 2019, 2018 and 2017 (in thousands).

December 31, 2019	Kamsarmax	Ultramax	Corporate	Total
Vessel revenue	$86,192	$138,387		$224,579
Voyage expenses	2,688	1,512		4,200
Vessel operating cost	33,816	67,305		101,121
Charterhire expense	13,498	3,726		17,224
Vessel depreciation	18,292	35,932		54,224
General and administrative expenses	2,083	4,152	25,738	31,973
Loss / write down on assets held for sale	7,353	29,936	—	37,289
Interest income			1,450	1,450
Income from equity investment			116,925	116,925
Foreign exchange loss			(115)	(115)
Financial expense, net			(52,154)	(52,154)
Segment income (loss)	$8,462	$(4,176)	$40,368	$44,654

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

December 31, 2018	Kamsarmax	Ultramax	Corporate	Total
Vessel revenue	$87,305	$155,197		$242,502
Voyage expenses	219	330		549
Vessel operating cost	34,255	71,220	—	105,475
Charterhire expense	422	3,754		4,176
Vessel depreciation	19,320	37,287		56,607
General and administrative expenses	2,069	4,344	25,972	32,385
Interest income			1,107	1,107
Income (loss) from equity investment			(7,178)	(7,178)
Foreign exchange gain (loss)			(68)	(68)
Financial expense, net			(49,869)	(49,869)
Segment income (loss)	$31,020	$38,262	$(81,980)	$(12,698)

December 31, 2017	Kamsarmax	Ultramax	Corporate	Total
Vessel revenue	$67,825	$94,380		$162,205
Voyage expenses	300	129		429
Vessel operating cost	35,336	51,445	(117)	86,664
Charterhire expense	4,417	975		5,392
Vessel depreciation	18,713	29,797		48,510
General and administrative expenses	1,916	3,389	23,776	29,081
Loss / write down on assets held for sale	17,701	—	—	17,701
Interest income			1,100	1,100
Foreign exchange loss			(292)	(292)
Financial expense, net			(34,962)	(34,962)
Segment loss	$(10,558)	$8,645	$(57,813)	$(59,726)
Identifiable assets, classified by the segment by which the Company operates, are as follows:

Identifiable assets
	December 31, 2019	December 31, 2018
Held by vessel owning subsidiaries or allocated to segments:
Kamsarmax	$543,280	$553,790
Ultramax	920,149	994,812
Held by parent and other subsidiaries, not allocated to segments:
Cash and cash equivalents	19,564	55,884
Other	182,566	99,340
Total identifiable assets	$1,665,559	$1,703,826

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

18.	Unaudited Quarterly Results of Operations
The following tables set forth certain unaudited financial data for the Company's quarterly operations in 2019 and 2018. The following information has been prepared on the same basis as the annual information presented elsewhere in this report and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the quarterly periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

(amounts in thousands)	(Unaudited) 2019 Quarter Ended				(Unaudited) 2018 Quarter Ended
	First Quarter (1)	Second Quarter (2)	Third Quarter (3)	Fourth Quarter (4)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$50,474	$50,614	$63,227	$60,264	$54,253	$60,614	$62,464	$65,171
Operating (loss) income	(6,262)	(3,337)	8,762	(20,615)	4,468	12,049	12,987	13,806

Net (loss) income	(3,471)	34,969	(1,928)	15,084	(5,772)	800	(353)	(7,373)

Basic (loss) earnings per share	$(0.05)	$0.52	$(0.03)	$0.22	$(0.08)	$0.01	$(0.01)	$(0.11)

Diluted (loss) earnings per share	$(0.05)	$0.50	$(0.03)	$0.21	$(0.08)	$0.01	$(0.01)	$(0.11)

Basic weighted average common shares outstanding	67,464	67,730	68,462	68,675	72,702	72,494	72,749	69,387
Diluted weighted average common shares outstanding	67,464	69,301	68,462	70,301	72,702	74,718	72,749	69,387
Earnings per share for quarterly periods are based on the weighted average common shares outstanding in individual quarters; thus, the sum of earnings per share of the quarters may not equal the amounts reported for the full year.

(1)	First quarter 2019 results include a loss / write down on assets held for sale of $7.5 million.

(2)	Second quarter 2019 results include a loss / write down on assets held for sale and the write-off of deferred financing costs related to vessels sold totaling $5.2 million.

(3)	Third quarter 2019 results include the reversal of a loss / write down on assets held for sale of $0.2 million.

(4)	Fourth quarter 2019 results include a loss / write down on assets held for sale and the write-off of deferred financing costs related to vessels sold totaling $25.5 million.

19.	Subsequent Events
Dividend

On January 27, 2020, the Company’s Board of Directors declared a quarterly cash dividend of $0.02 per share, payable on or about March 13, 2020, to all shareholders of record as of February 14, 2020.

Financial Guarantee

In January 2020, the Company agreed to guarantee certain obligations of certain related parties arising from bunker purchases made through January 2021 on behalf of the vessels the Company owns. The maximum potential amount of future payments is $1.0 million.

$67.3 Million Lease Financing

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

In February 2020, the Company agreed to sell and leaseback two Ultramax vessels (SBI Cronos and SBI Achilles) and one Kamsarmax vessel (SBI Lynx) to Ocean Yield ASA for a total financing consideration of $62.8 million. The Company agreed to bareboat charter-in the SBI Cronos for a period of nine years, the SBI Achilles for a period of ten years and, following execution of documentation, the SBI Lynx for a period of twelve years. The Company has several purchase options during the charter period of each agreement, as well as a purchase option for each vessel upon the expiration of each agreement. Upon completion of all three transactions, the Company expects its liquidity to increase by up to $33.6 million after the repayment of outstanding debt. The Company will also have the ability to drawdown on an additional tranche of an aggregate of up to $4.5 million to partially finance the installation of scrubbers on the three vessels.

Vessel Sales
In March 2020, the Company entered into agreements with unaffiliated third parties to sell the SBI Jaguar and SBI Taurus, 2014 and 2015 built Ultramax vessels, respectively, and the SBI Bolero, a 2015 built Kamsarmax vessel, for approximately $53.5 million in aggregate. Delivery of the vessels is expected to take place between April and May of 2020. It is estimated that the Company’s liquidity will increase by approximately $18.3 million after the repayment of outstanding debt. The Company estimates that it will record a loss of approximately $16.4 million in the first quarter of 2020 related to the sale and write-off $0.3 million of deferred finance charges upon the repayment of the related debt.
$12.5 Million Credit Facility
This credit facility was repaid in full and terminated upon the closing of the sale and leaseback transaction concerning the SBI Cronos under the $67.3 Million Lease Financing in March 2020.
$27.3 Million Credit Facility
This credit facility was repaid in full and terminated upon the closing of the sale and leaseback transaction concerning the SBI Achilles under $67.3 Million Lease Financing in March 2020.
$38.7 Million Credit Facility
This credit facility was repaid in full and terminated in April 2020 due to the expected sale of the SBI Jaguar.
COVID-19
The outbreak of the novel COVID-19 virus (“coronavirus”) that originated in China in December 2019 and that has, as of the date of this report, spread to most developed nations of the world has resulted in the implementation of numerous actions taken by governments and governmental agencies in an attempt to control or mitigate the spread of the virus.  These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. A significant reduction in manufacturing and other economic activities has and is expected to continue to have a materially adverse impact on the global demand for raw materials, coal and other bulk cargoes that our customers transport on our vessels.  This significant decline in the demand for dry bulk tonnage has resulted in a significant volatility in dry bulk charter spot rates, with the BDI ranging from 976 to 411 during the first quarter of the year, and may materially and adversely impact our ability to charter our vessels. When these measures and the resulting economic impact will end and what the long-term impact of such measures on the global economy will be are not known at this time. As a result, the extent to which Covid-19 will impact the Company’s results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the virus and the actions to contain or treat its impact, among others. Accordingly, an estimate of the impact cannot be made at this time.
Investment in Scorpio Tankers
The economic slow-down resulting from the coronavirus outbreak and the international governmental responses to it has resulted in a significant reduction in share prices of the majority of publicly traded companies, including Scorpio Tankers, in which we have a significant investment. The recent decline in the trading prices of Scorpio Tankers’ common stock between December 31, 2019 and March 31, 2020, has resulted in an unrealized loss in the value of our investment of approximately 51%, or $89.1

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

million.  We cannot predict when or if the price of Scorpio Tankers’ common stock will recover the losses incurred during the first quarter of 2020 or if the price will experience further decline.