Form 20-F
period 2020-12-31
ENETI INC.
filed 2021-03-08
CIK 1587264

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _________________
For the transition period from _________________ to _________________
Commission file number: 001-36231

ENETI INC.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

9, Boulevard Charles III Monaco 98000
(Address of principal executive offices)

Mr. Emanuele Lauro 377-9798-5715 Investor.Relations@Eneti-inc.com 9 Boulevard Charles III Monaco 98000
(Name, Telephone, E-mail and/or Facsimile, and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	NETI	New York Stock Exchange
Securities registered or to be registered pursuant to section 12(g) of the Act.

NONE
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As of December 31, 2020, there were 11,310,073 outstanding shares of common stock, par value $0.01 per share.
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

Large accelerated filer	Accelerated filer	☒	Non-accelerated filer	Emerging growth company	☐
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
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

International Financial Reporting Standards as issued by the international Accounting Standards Board

Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17	Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	☐	No	☒

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Eneti Inc. desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection therewith. This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect its current views with respect to future events and financial performance. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. This document includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.” We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could” and similar expressions or phrases may identify forward-looking statements.
All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:
•our future operating or financial results;
•statements about planned, pending or recent acquisitions, dispositions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;
•the strength of world economies;
•the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its impact on the demand for seaborne transportation of bulk goods;
•the stability of Europe and the Euro;
•fluctuations in interest rates and foreign exchange rates;
•the impact of the expected discontinuance of the London Interbank Offered Rate, or LIBOR, after 2021 on interest rates of our credit facilities that reference LIBOR;
•changes in the supply of drybulk vessels, including when caused by new newbuilding vessel orders or changes to or terminations of existing orders, and vessel scrapping levels;
•general drybulk shipping market conditions, including fluctuations in charterhire rates and vessel values;
•changes in demand in the drybulk shipping industry, including the market for our vessels;
•changes in the value of our vessels;
•changes in our operating expenses, including bunker prices, drydocking and insurance costs;
•compliance with, and our liabilities under, governmental, tax, environmental and safety laws and regulations;
•changes in governmental rules and regulations or actions taken by regulatory authorities;
•potential liability from pending or future litigation;
•general domestic and international political conditions;
•potential disruption of shipping routes due to accidents or political events;
•our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;
•our continued borrowing availability under our debt agreements and compliance with the covenants contained therein;

•our ability to successfully employ our drybulk vessels;
•our ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);
•potential exposure or loss from investment in derivative instruments or other equity investments in which we invest;
•potential conflicts of interest involving members of our board and senior management and our significant shareholders;
•our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned;
•vessel breakdowns and instances of off-hire;
•drybulk shipping market trends, charter rates and factors affecting supply and demand; and
•our plans for, and the timing of, our transition to the offshore energy sector, our ability to manage, complete or realize the benefits of such transition successfully and in a timely manner, and the short-term and long-term impacts of such transition on our financial results.
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
Unless otherwise indicated, references to “Eneti,” the “Company,” “we,” “our,” “us” or similar terms refer to the registrant, Eneti Inc., and its subsidiaries, except where the context otherwise requires. We use the term deadweight tons, or dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, in describing the size of our vessels.
On April 7, 2020, we effected a one-for-ten reverse stock split. All share and per share information has been retroactively adjusted to reflect the reverse stock split. The par value was not adjusted as a result of the reverse stock split.

On August 3, 2020, we announced our intention to transition away from the business of drybulk commodity transportation and towards marine-based renewable energy, including investing in the next generation of wind turbine installation vessels. We intend to sell or have commitments to sell our remaining wholly-owned or finance leased drybulk vessels during the first quarter of 2021. Effective February 8, 2021, we changed our name to Eneti Inc. from Scorpio Bulkers Inc., following receipt of the approval of our shareholders at a special meeting held on February 3, 2021.

A.Selected Financial Data
Not applicable.
B.Capitalization and Indebtedness
Not applicable.
C.Reasons for the Offer and Use of Proceeds
Not applicable.
D.Risk Factors
The following risks relate principally to the industry in which we currently operate, our plans to transition to the offshore energy sector, and our business in general. Other risks relate principally to the securities market and ownership of our securities, including our common shares. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available for the payment of dividends on our common shares, or the trading price of our securities.
DRYBULK INDUSTRY SPECIFIC RISK FACTORS
•Charterhire rates for drybulk vessels are volatile, which has in the past and may in the future, for so long as we remain in the drybulk sector, adversely affect our earnings, revenue and profitability and our ability to comply with the financial covenants in the agreements governing our indebtedness.
•Global economic conditions may continue to negatively impact the drybulk shipping industry.
•If economic conditions throughout the world decline, particularly in China and the rest of the Asia-Pacific region, this could negatively affect our results of operations, financial condition, cash flows and ability to obtain financing, and may adversely affect the market price of our common shares.
•The fair market values of our drybulk vessels have declined and may decline further, which could cause us to breach certain financial covenants in our credit facilities.
•We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.
•Regulations relating to ballast water discharge may adversely affect our revenues and profitability.
•Sulfur regulations to reduce air pollution from ships may cause us to incur significant costs.

•An over-supply of drybulk carrier capacity may prolong or further depress the current low charter rates, which may limit our ability to operate our drybulk carriers profitably for our remaining duration in the drybulk sector.
•Outbreaks of epidemic and pandemic diseases, including COVID-19, and governmental responses thereto could adversely affect our business.
•World events, including terrorist attacks and political conflicts, could affect our results of operations and financial condition.
•Acts of piracy on ocean-going vessels have had and may continue to have an adverse effect on our business.
•If our vessels call on ports located in countries that are subject to restrictions, sanctions, or embargoes imposed by the U.S. government, the European Union, the United Nations, or other governments, it could lead to monetary fines or adversely affect our reputation and the market for our shares of common stock and their trading price.
•The U.K.’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.
•Our operating results are subject to seasonal fluctuations, which could affect our operating results.
•We are subject to international safety regulations and requirements imposed by our classification societies and the failure to comply with these regulations and requirements may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.
•Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.
•The price of fuel, or bunkers, may affect our profits.
•We operate drybulk vessels worldwide and as a result, our business has inherent operational risks, which may reduce our revenue or increase our expenses, and we may not be adequately covered by insurance.
•Maritime claimants could arrest or attach one or more of our vessels, which could interrupt our cash flows.
•Governments could requisition our vessels during a period of war or emergency, which could negatively impact our business, financial condition, results of operations, and available cash.
•Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

COMPANY SPECIFIC RISK FACTORS

•We cannot assure you that our available liquidity will be sufficient to meet our ongoing capital and operating needs.
•We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.
•We have been, and expect to continue to be, for our remaining duration in the drybulk sector, dependent on spot market-oriented pools and spot charters and currently low spot charter rates, or any further decrease in spot charter rates in the future will result in significant operating losses.
•We cannot assure you that our Board of Directors will continue to declare dividends.
•The aging of our drybulk fleet may result in increased operating costs for our remaining duration in the drybulk sector, which could adversely affect our earnings.
•For our remaining duration in the drybulk sector, technological innovation could reduce our charterhire income and the value of our vessels.
•Breakdowns in our information technology, including as a result of cyberattacks, may negatively impact our business, including our ability to service customers, and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
•In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources, and as a result, we may be unable to employ our vessels profitably, insofar as we remain in the drybulk sector.
•We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.
•We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.
•Our costs of operating as a public company are significant, and our management is required to devote substantial time to complying with public company regulations. We cannot assure you that our internal controls and procedures over financial reporting will be sufficient.

•Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.
•The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.
•We may have to pay tax on U.S. source income, which would reduce our earnings and cash flow.
•U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to our U.S. shareholders.
•We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

RISKS RELATED TO OUR TRANSITION FROM THE DRYBULK INDUSTRY

•Our planned transition from the drybulk shipping sector to the offshore energy sector entails significant risks and uncertainties, and we cannot assure you that we will be able to complete the transition.
•Past performance by our management team may not be indicative of future performance.

RISKS RELATED TO OUR RELATIONSHIP WITH THE SCORPIO GROUP OF COMPANIES (“SCORPIO”) AND ITS AFFILIATES

•We are dependent on our managers and their ability to hire and retain key personnel, and there may be conflicts of interest between us and our managers that may not be resolved in our favor.
•Our Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Vice President and Secretary do not devote all of their time to our business, which may hinder our ability to operate successfully.
•Our commercial and technical managers are each privately held companies and there is little or no publicly available information about them.

RISKS RELATED TO OUR INDEBTEDNESS

•Servicing our current or future indebtedness limits funds available for other purposes and if we cannot service our debt, we may lose our vessels.
•We are exposed to volatility in the London Interbank Offered Rate, or LIBOR which can result in higher than market interest rates and charges against our income.
•We are leveraged, which could significantly limit our ability to execute our business strategy and we may be unable to comply with our covenants in our credit facilities that impose operating and financial restrictions on us, which could result in a default under the terms of these agreements.

RISKS RELATING TO OUR COMMON SHARES

•We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law.
•The market price of our common shares has fluctuated widely and may fluctuate widely in the future, or there may be no continuing public market for you to resell our common shares.
•Future sales of our common shares could cause the market price of our common shares to decline.
•Anti-takeover provisions in our organizational documents could have the effect of discouraging, delaying or preventing a merger or acquisition, or could make it difficult for our shareholders to replace or remove our current Board of Directors, which could adversely affect the market price of our common shares.

DRYBULK INDUSTRY SPECIFIC RISK FACTORS

Charterhire rates for drybulk vessels are volatile, which has in the past and may in the future, for so long as we remain in the drybulk sector, adversely affect our earnings, revenue and profitability and our ability to comply with the financial covenants in the agreements governing our indebtedness.
The drybulk shipping industry is cyclical with high volatility in charterhire rates and profitability. The degree of charterhire rate volatility among different types of drybulk vessels has varied widely, and in recent years charterhire rates for drybulk vessels have declined significantly from historically high levels. In the past, time charter and spot market charter rates for drybulk carriers have declined below operating costs of vessels. The Baltic Dry Index, or the BDI, a daily average of charter rates for key drybulk routes published by the Baltic Exchange Limited, which has long been viewed as the main benchmark to monitor the movements of the drybulk vessel charter market and the performance of the entire drybulk shipping market, declined from a high of 11,793 on May 20, 2008 to a low of 290 on February 10, 2016, which represents a decline of 98%. In 2020, the BDI ranged from a low of 407 on May 15, 2020 to a high of 2,020 on October 2, 2020.
Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity and changes in the international supply of and demand for the seaborn transportation of major commodities. Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable. Since we primarily charter our vessels in the spot market we are exposed to the cyclicality and volatility of the spot market. Spot market charterhire rates may fluctuate significantly based upon available charters and the supply of and demand for seaborne shipping capacity, and we may be unable to keep our vessels fully employed in these short-term markets. Alternatively, charter rates available in the spot market may be insufficient to enable our vessels to operate profitably. A significant decrease in charter rates would affect asset values and adversely affect our profitability, cash flows and ability to pay dividends on our common shares. Furthermore, a continued decrease in charter rates may cause asset values to decline, and we may have to record an impairment charge in our consolidated financial statements which could adversely affect our financial results.
Factors that influence demand for drybulk vessel capacity include:
•supply of and demand for energy resources, commodities and industrial products;
•changes in the exploration or production of energy resources, commodities, consumer and industrial products;
•the location of regional and global production and manufacturing facilities;
•the location of consuming regions for energy resources, commodities, consumer and industrial products;
•the globalization of production and manufacturing;
•global and regional economic and political conditions, including armed conflicts and terrorist activities, embargoes, strikes and “trade wars”;
•natural disasters;
•disruptions and developments in international trade;
•changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;
•environmental and other regulatory developments;
•currency exchange rates; and
•weather.
    Factors that influence the supply of drybulk vessel capacity include:
•the number of newbuilding orders and deliveries, including slippage in deliveries;
•the number of shipyards and ability of shipyards to deliver vessels;
•port and canal congestion;
•the scrapping rate of older vessels;
•speed of vessel operation;
•vessel casualties; and
•the number of vessels that are out of service, namely those that are laid-up, drydocked, awaiting repairs or otherwise not available for hire, including those that are in drydock for the purpose of installing exhaust gas cleaning systems, known as scrubbers.
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
We anticipate that the demand for our drybulk vessels will be dependent upon economic growth in the world’s economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global drybulk fleet and the sources and supply of drybulk cargo to be transported by sea. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

Global economic conditions may continue to negatively impact the drybulk shipping industry.
Since the beginning of the calendar year 2020, the outbreak of COVID-19 has spread throughout the world and has resulted in numerous actions by governments and governmental agencies in an attempt to mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial and commodities markets. If the COVID-19 pandemic continues on a prolonged basis or becomes more severe, and depending on the timing and efficacy of any available vaccines, the adverse impact on the global economy and the rate environment for drybulk and other cargo vessels may deteriorate further and our operations and cash flows may be negatively impacted. In addition, a prolonged negative rate environment could result in the value of our vessels being impaired which could in turn impair our ability to borrow money and to access credit and capital markets in the future. Even prior to the recent outbreak and resulting disruption of the COVID-19 virus, global financial markets and economic conditions have been, and continue to be, volatile. Relatively weak global economic conditions during periods of volatility have and may continue to have a number of adverse consequences for drybulk and other shipping sectors, including, among other things:
•low charter rates, particularly for vessels employed on short-term time charters or in the spot market;
•decreases in the market value of drybulk vessels and limited second-hand market for the sale of vessels;
•limited financing for vessels;
•widespread loan covenant defaults; and
•declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers.
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
As a result of any renewed concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets may increase as lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases, ceased to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available to the extent required, or that we will be able to refinance our credit facilities, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, or otherwise take advantage of business opportunities as they arise.
We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions may adversely affect our business or impair our ability to borrow amounts under credit facilities or any future financial arrangements.
Economic slowdown in the Asia Pacific region, particularly in China, may have a materially adverse effect on us, as we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of drybulk commodities in ports in the Asia Pacific region. Our business, financial condition and results of operations, ability to pay dividends, as well as our future prospects, will likely be materially and adversely affected by an economic downturn in China or other countries in the Asia Pacific region. The International Monetary Fund has warned that continuing geopolitical tensions between the United States and China could derail recovery from the impacts of COVID-19. Although the United States and China signed a trade agreement in early 2020, there is no assurance that the Chinese economy will not experience a significant contraction in the future. Our business, financial condition and results of operations, ability to pay dividends, as well as our future prospects, will likely be materially and adversely affected by an economic downturn in China or other countries in the Asia Pacific region.
The fair market values of our dry bulk vessels have declined and may decline further, which could cause us to breach certain financial covenants in our credit facilities.
The fair market values of drybulk vessels, including our vessels, have generally experienced high volatility and have declined in recent years. The fair market value of our vessels may continue to fluctuate depending on a number of factors, including:
•prevailing level of charter rates;
•general economic and market conditions affecting the shipping industry;

•types, sizes and ages of vessels;
•supply of and demand for vessels;
•other modes of transportation;
•cost of newbuildings;
•governmental or other regulations;
•the need to upgrade vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise;
•technological advances; and
•competition from other shipping companies and other modes of transportation.
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
The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017. Our vessels have been fitted with alternate management systems (“AMS”) (IMO-approved ballast water treatment systems) that comply with the updated guidelines and standards, and all but two of these have also been approved by the U.S. Coast Guard. While we believe that our vessels have been fitted with systems that comply with the updated guidelines and standards, we cannot be assured that these systems will be approved by the regulatory bodies of every jurisdiction in which we may wish to conduct our business.  If they are not approved it could have an adverse material impact on our business, financial condition, and results of operations depending on the available ballast water treatment systems and the extent to which existing vessels must be modified to accommodate such systems.
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
Sulfur regulations to reduce air pollution from ships may cause us to incur significant costs.
Effective January 1, 2020, the International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels requires vessels to comply with its low sulfur fuel oil requirement, which cuts sulfur levels from 3.5% to 0.5% (“IMO 2020”). The interpretation of "fuel oil used on board" includes use in main engines, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which is available around the world but at a higher cost due to increased market demand; (ii) installing exhaust gas cleaning systems, known as scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option for shipowners due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
An over-supply of drybulk carrier capacity may prolong or further depress the current low charter rates, which may limit our ability to operate our drybulk carriers profitably for our remaining duration in the drybulk sector.
The supply of drybulk vessels has increased significantly since the beginning of 2006. According to SSY Consultancy & Research Ltd (“SSY”), as of December 2020, newbuilding orders have been placed for approximately 6.0% of the existing fleet capacity. Vessel supply growth has been outpacing vessel demand growth over the past few years causing downward pressure on charter rates. Until the new supply is fully absorbed by the market, charter rates may continue to be under pressure due to vessel supply in the near to medium term.
Outbreaks of epidemic and pandemic diseases, including COVID-19, and governmental responses thereto could adversely affect our business.
Global public health threats, such as COVID-19 (as described more fully below), influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, as well as the operations of our customers. The ongoing outbreak of COVID-19 that began in China and subsequently spread to other parts of the world has, among other things, caused delays and uncertainties relating to newbuildings, drydockings and scrubber installations at shipyards.

The ongoing outbreak of the novel coronavirus (COVID-19), a virus causing potentially deadly respiratory tract infections first identified in China, has already caused severe global disruptions and may negatively affect economic conditions regionally as well as globally and otherwise impact our operations and the operations of our customers and suppliers. Governments in affected countries are imposing travel bans, quarantines and other emergency public health measures. In response to the virus, many countries have implemented lockdown measures, and other countries and local governments may enact similar policies. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. These restrictions, and future prevention and mitigation measures, are likely to have an adverse impact on global economic conditions, which could materially and adversely affect our future operations. Uncertainties regarding the economic impact of the COVID-19 outbreak is likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows. As a result of these measures, our vessels may not be able to call on ports, or may be restricted from disembarking from ports, located in regions affected by the outbreak. In addition we may experience severe operational disruptions and delays, unavailability of normal port infrastructure and services including limited access to equipment, critical goods and personnel, disruptions to crew change, quarantine of ships and/or crew, counterparty solidity, closure of ports and custom offices, as well as disruptions in the supply chain and industrial production, which may lead to reduced cargo demand, amongst other potential consequences attendant to epidemic and pandemic diseases.
The COVID-19 pandemic and measures to contain its spread have negatively impacted regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our charterers and suppliers. These negative impacts could continue or worsen, even after the pandemic itself diminishes or ends. Companies, including us, have also taken precautions, such as requiring employees to work remotely and imposing travel restrictions, while some other businesses have been required to close entirely. Moreover, we face significant risks to our personnel and operations due to the COVID-19 pandemic. Our crews face risk of exposure to COVID-19 as a result of travel to ports in which cases of COVID-19 have been reported. Our shore-based personnel likewise face risk of such exposure, as we maintain offices in areas that have been impacted by the spread of COVID-19.

Measures against COVID-19 in a number of countries have restricted crew rotations on our vessels, which may continue or become more severe. As a result, in 2020, we experienced and may continue to experience disruptions to our normal vessel operations caused by increased deviation time associated with positioning our vessels to countries in which we can undertake a crew rotation in compliance with such measures. Delays in crew rotations have led to issues with crew fatigue and may continue to do so, which may result in delays or other operational issues. We have had and expect to continue to have increased expenses due to incremental fuel consumption and days in which our vessels are unable to earn revenue in order to deviate to certain ports on which we would ordinarily not call during a typical voyage. We may also incur additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment. In 2020, delays in crew rotations have also caused us to incur additional costs related to crew bonuses paid to retain the existing crew members on board and may continue to do so.

The COVID-19 pandemic and measures in place against the spread of the virus have led to a highly difficult environment in which to dispose of vessels given difficulty to physically inspect vessels. The impact of COVID-19 has also resulted in reduced industrial activity in China with temporary closures of factories and other facilities, labor shortages and restrictions on travel. We believe these disruptions along with other seasonal factors, including lower demand for some of the cargoes we carry such as iron ore and coal, have contributed to lower drybulk rates in 2020.

Epidemics may also affect personnel operating payment systems through which we receive revenues from the chartering of our vessels or pay for our expenses, resulting in delays in payments. Organizations across industries, including ours, are rightly focusing on their employees’ well-being, whilst making sure that their operations continue undisrupted and at the same time, adapting to the new ways of operating. As such employees are encouraged or even required to operate remotely which significantly increases the risk of cyber security attacks.

At present, it is not possible to ascertain the overall impact of COVID-19 on our business. However, the occurrence of any of the foregoing events or other epidemics or an increase in the severity or duration of the COVID-19 or other epidemics could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessels, and ability to pay dividends.

The extent of the COVID-19 outbreak’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, any resurgence or mutation of the virus, the availability of vaccines and their global deployment, the development of effective treatments, the imposition of effective public safety and other protective measures and the public’s response to such measures. There continues to be a high level of uncertainty relating to how the pandemic will evolve, how governments and consumers will react and progress on the approval and distribution of vaccines, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, although our operations have not been materially affected by the COVID-19 outbreak to date, the ultimate severity of the COVID-19 outbreak is uncertain at this time and therefore we cannot predict the impact it may have on our future operations, which impact could be material and adverse, particularly if the pandemic continues to evolve into a severe worldwide health crisis.

World events, including terrorist attacks and political conflicts, could affect our results of operations and financial condition.
Past terrorist attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts, instability and other recent developments in the Middle East, North Korea and elsewhere and the presence of U.S. or other armed forces in the Middle East, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Aden off the coast of Somalia and West Africa. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.
The world economy is currently facing a number of new challenges. Geopolitical events such as the withdrawal of the U.K. from the European Union, or "Brexit," and changes in U.S. trade policies, treaties and tariffs, as well as similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.
Further, governments may turn and have turned to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, in recent years there have been trade tensions, including significant tariff increases, between the United States and China, resulting in leaders of the United States and China implementing certain increasingly protective trade measures. These tensions have been somewhat mitigated by the recent trade deal (first phase trade agreement) between the United States and China in early 2020 which, among other things, requires China to purchase approximately $200 billion in American products and services over the next two years, and future phases may result in decreased tariffs. The results of the 2020 presidential election in the United States have created significant uncertainty about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. However, it is not yet clear how the new United States administration under President Biden may deviate from the former administration’s protectionist foreign trade policies. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charterhire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay any cash distributions to our shareholders.
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
In June 2016, a majority of voters in the U.K. elected to withdraw from the EU in a national referendum (informally known as “Brexit”), a process that the government of the U.K. formally initiated in March 2017. Since then, the U.K. and the EU have been negotiating the terms of a withdrawal agreement, which was approved in October 2019 and ratified in January 2020. The U.K. formally exited the EU on January 31, 2020, although a transition period remained in place until December 2020, during which the U.K. was subject to the rules and regulations of the EU. On December 24, 2020, the U.K. and the EU entered into a trade and cooperation agreement (the “Trade and Cooperation Agreement”), which was applied on a provisional basis from January 1, 2021. While the new economic relationship does not match the relationship that existed during the time the U.K. was a member state of the EU, the Trade and Cooperation Agreement sets out preferential arrangements in certain areas such as trade in goods and in services, digital trade and intellectual property. Negotiations between the U.K. and the EU are expected to continue in relation to other areas which are not covered by the Trade and Cooperation Agreement. The long term effects of Brexit will depend on the effects of the implementation and application of the Trade and Cooperation Agreement and any other relevant agreements between the U.K. and EU. Brexit has also given rise to calls for the governments of other EU member states to consider withdrawal. These developments and uncertainties, or the perception that any of them may occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business and on our consolidated financial position, results of operations and our ability to pay distributions. Additionally, Brexit or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.

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
We operate our drybulk vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charterhire rates. This seasonality may result in volatility in our operating results to the extent that we enter into new charter agreements or renew existing agreements during a time when charter rates are weaker or we operate our vessels on the spot market or index based time charters, which may result in quarter-to-quarter volatility in our operating results. The drybulk sector is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere. The celebration of Chinese New Year in the first quarter of each year, also results in lower volumes of seaborne trade into China during this period. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues from our drybulk carriers may be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, our revenues from our drybulk carriers may be stronger in fiscal quarters ended December 31 and March 31.
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
We operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or FCPA. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.
COMPANY SPECIFIC RISK FACTORS
We cannot assure you that our available liquidity will be sufficient to meet our ongoing capital and operating needs.
For as long as we remain in the drybulk sector, we are exposed to the cyclicality and volatility of spot market charterhire rates, which have fluctuated, and may continue to fluctuate, significantly based upon available charters and the supply of and demand for seaborne shipping capacity. If charter rates available in the spot market are insufficient to enable our vessels to operate profitably it could adversely affect our available liquidity, profitability, cash flows, and financial results. Furthermore, a prolonged period of depressed charter rates or a significant decrease in charter rates may negatively impact our liquidity position and may cause our vessel values to decline, which could, among other things, affect our ability to comply with the financial covenants in our loan agreements. Please see “The fair market values of our vessels have declined and may decline further, which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities, or result in an impairment charge, and we may incur a loss if we sell vessels following a decline in their market value” and “We are leveraged, which could significantly limit our ability to execute our business strategy, and we may be unable to comply with our covenants in our credit facilities that impose operating and financial restrictions on us, which could result in a default under the terms of these agreements.”

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.
We have entered, and for our remaining duration in the drybulk sector may enter, into various contracts, including pooling arrangements, time charters, spot voyage charters, bareboat charters, shipbuilding contracts, scrubber installation contracts, credit facilities and other agreements. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, and various expenses. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
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
We have been, and expect to continue to be, for our remaining duration in the drybulk sector, dependent on spot market-oriented pools and spot charters and currently low spot charter rates, or any further decrease in spot charter rates in the future will result in significant operating losses.
Most of our drybulk vessels are employed in either the Scorpio Kamsarmax Pool or the Scorpio Ultramax Pool, which we refer to together as the Scorpio Pools. During the year ended December 31, 2020, we earned approximately 30% and 50% of our revenue from the Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool, respectively. The Scorpio Pools in which our drybulk vessels operate are spot market-oriented commercial pools managed by our commercial manager, which are exposed to fluctuations in spot market charter rates. The spot charter market may fluctuate significantly based upon drybulk carrier supply and demand. The successful operation of our drybulk vessels in the competitive spot charter market for our remaining duration in the drybulk sector, including within the Scorpio Pools, depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, there have been periods when spot charter rates have declined below the operating cost of vessels. If future spot charter rates decline we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.
Our ability to renew expiring charters or obtain new charters (insofar as we remain in the drybulk sector) will depend on the prevailing market conditions at the time. If we are not able to obtain new charters in direct continuation with previous charters, or if new charters are entered into at charter rates substantially below the existing charter rates or on terms otherwise less favorable compared to previous charter terms, our revenues and profitability could be adversely affected.
We cannot assure you that our Board of Directors will continue to declare dividends.
Our board of directors, or our Board of Directors, declared and we paid cash dividends of $0.35 per share in the aggregate during 2020. However, we cannot assure you that we will continue to declare dividends in the future. The declaration and payment of dividends, if any, will always be subject to the discretion of our Board of Directors, restrictions contained in our credit facilities and the requirements of Marshall Islands law. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy, the terms of our outstanding indebtedness and the ability of our subsidiaries to distribute funds to us. We cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends.
We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described herein.

In general, under the terms of our existing agreements of indebtedness, we are not permitted to pay dividends if there is a default or a breach of a covenant thereunder. Please see “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources” for more information relating to restrictions on our ability to pay dividends under the terms of our credit facilities.
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
The aging of our drybulk fleet may result in increased operating costs for our remaining duration in the drybulk sector, which could adversely affect our earnings.
In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our vessels age typically they will become less fuel-efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, for our remaining duration in the drybulk sector, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.
For our remaining duration in the drybulk sector, technological innovation could reduce our charterhire income and the value of our vessels.
The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new drybulk carriers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels for our remaining duration in the drybulk sector once their initial charters expire and the resale value of our vessels could significantly decrease. As a result, our business, results of operations, cash flows and financial condition could be adversely affected.
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
In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources, and as a result, we may be unable to employ our vessels profitably, insofar as we remain in the drybulk sector.
Our vessels are employed in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of drybulk cargo by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter the drybulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer. If we are unable to successfully compete with other drybulk shipping companies insofar as we remain in the drybulk sector, our results of operations would be adversely impacted.
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
We believe that we qualify for this statutory exemption for our 2020 taxable year and we expect to so qualify for our subsequent taxable years. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby cause us to become subject to U.S. federal income tax on our U.S. source shipping income. For example, there is a risk that we could no longer qualify for exemption under Section 883 of the Code for a particular taxable year if “non-qualified” shareholders with a five percent or greater interest in our stock were, in combination with each other, to own 50% or more of the outstanding shares of our stock on more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.
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
For our 2020 taxable year and subsequent taxable years, whether we will be treated as a PFIC will depend upon the nature and extent of our operations. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets. There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Accordingly, no assurance can be given that the United States Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any taxable year if there were to be changes in the nature and extent of our operations.
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
RISKS RELATED TO OUR TRANSITION FROM THE DRYBULK INDUSTRY
Our planned transition from the drybulk shipping sector to the offshore energy sector entails significant risks and uncertainties, and we cannot assure you that we will be able to complete the transition.

On August 3, 2020, we announced our intention to transition away from the business of drybulk commodity transportation and towards marine-based renewable energy including investing in the next generation of wind turbine installation vessels. We intend to sell or have commitments to sell our remaining wholly-owned or finance leased drybulk vessels during the first quarter of 2021. Our planned transition from the drybulk shipping sector to the offshore energy sector entails significant risks and uncertainties, and we cannot assure you that we will be able to complete the transition, including the sale of our remaining drybulk fleet, or manage the transition successfully and in a timely manner. If we do not complete the transition, or if we fail to manage the transition successfully and in a timely manner, our revenues, business and operating results may be materially or adversely affected. Moreover, we may not realize all of the anticipated benefits of the transition, even if we successfully complete the transition. Transitioning to the offshore energy sector also means that our historical results will not be indicative of our future results, and further, there may be a period of time for which we have no operations, and thus, no operating revenue.

Past performance by our management team may not be indicative of future performance.

Members of our senior management, who have experience operating tanker, drybulk and other classes of vessels, do not have experience in the offshore energy sector. We believe that the experience of our senior management in the ownership and operation of tanker and drybulk vessels, which require significant technical expertise to operate and are subject to heightened regulatory oversight and rigorous vetting procedures from charterers, provides our management team with the expertise and qualifications to operate in the offshore energy sector, however, we cannot assure you that they will be able to successfully operate our business following the transition.

Past performance by our management team is not a guarantee of success with respect to our transition into the offshore energy sector. You should not rely on the historical record of our management team as indicative of our future performance.

RISKS RELATED TO OUR RELATIONSHIP WITH SCORPIO AND ITS AFFILIATES
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
Our technical and commercial managers are affiliates of Scorpio, which is owned and controlled by the Lolli-Ghetti family, of which our co-founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, and our Vice President, Mr. Filippo Lauro, are members. Conflicts of interest may arise between us, on the one hand, and our commercial and technical managers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels managed by other companies affiliated with our commercial or technical managers. In particular, as of the date of this annual report, our commercial and technical managers, which are operated by entities affiliated with Scorpio, provide commercial and technical management services to approximately 180 and 150 vessels, respectively, in addition to vessels in our fleet, and our commercial and technical managers may operate additional vessels that will compete with our vessels. Such conflicts may have an adverse effect on our results of operations. In addition, certain members of Scorpio may benefit from economies of scale, all of which may not be passed along to us.
Our Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Vice President and Secretary do not devote all of their time to our business, which may hinder our ability to operate successfully.
Our Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Vice President and Secretary participate in business activities not associated with us, some of whom serve as members of the management teams of Scorpio Tankers Inc. (NYSE: STNG), or Scorpio Tankers, and Hermitage Offshore Services Ltd. (OTC: HOFSQ) (formerly Nordic American Offshore Ltd.), or Hermitage, and are not required to work full-time on our affairs. We expect that each of our executive officers will continue to devote a substantial portion of their business time to the management of the Company. Additionally, our Chief Executive Officer, President, Chief Operating Officer, Vice President and Secretary serve in similar positions in other entities within Scorpio. As a result, such executive officers may devote less time to us than if they were not engaged in other business activities and may owe fiduciary duties to both our shareholders as well as shareholders of other companies which they may be affiliated with, including Scorpio Tankers, Hermitage and Scorpio. This may create conflicts of interest in matters involving or affecting us and our customers and it is not certain that any of these conflicts of interest will be resolved in our favor. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Our commercial and technical managers are each privately held companies and there is little or no publicly available information about them.
Our vessels have been commercially managed by SCM and technically managed by SSM. SCM’s and SSM’s ability to render management services will depend in part on their own financial strength. Circumstances beyond our control could impair our commercial manager’s or technical manager’s financial strength, and because each is a privately held company, information about the financial strength of our commercial manager and technical manager is not available. As a result, we and our shareholders might have little or no advance warning of financial or other problems affecting our commercial manager or technical manager even though their financial or other problems could have a material adverse effect on us.
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
Borrowing under our credit facilities requires us to dedicate a part of our cash flow from operations to paying interest on our indebtedness under such facilities. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future. Amounts borrowed under our credit facilities bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the drybulk carrier industry. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:
•seeking to raise additional capital;
•refinancing or restructuring our debt;
•selling drybulk carriers; or
•reducing or delaying capital investments.
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
We are exposed to volatility in the London Interbank Offered Rate, or LIBOR, which can result in higher than market interest rates and charges against our income.
The loans under our secured credit facilities are generally advanced at a floating rate based on LIBOR, which has been stable, but was volatile in prior years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. Recently, however, there has been uncertainty relating to the LIBOR calculation process which may result in the phasing out of LIBOR in the future. Indeed, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. On November 30, 2020, ICE Benchmark Administration (“IBA”), the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, announced plans to consult on ceasing publication of U.S. Dollar LIBOR on December 31, 2021 for only the one-week and two-month U.S. Dollar LIBOR tenors, and on June 30, 2023 for all other U.S. Dollar LIBOR tenors. The United States Federal Reserve concurrently issued a statement advising banks to stop new U.S. Dollar LIBOR issuances by the end of 2021. Such announcements indicate that the continuation of LIBOR on the current basis will not be guaranteed after 2021.

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
As of December 31, 2020, we had $561.2 million of outstanding indebtedness under our credit facilities and other financing obligations.
Our credit facilities impose operating and financial restrictions on us, that limit our ability, or the ability of our subsidiaries party thereto, to:

•pay dividends and make capital expenditures if we do not repay amounts drawn under our credit facilities or if there is another default under our credit facilities;
•incur additional indebtedness, including the issuance of guarantees;
•create liens on our assets;
•change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel;
•sell our vessels;
•merge or consolidate with, or transfer all or substantially all our assets to, another person; and/or
•enter into a new line of business.
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
Furthermore, our debt agreements contain cross-default provisions that may be triggered if we default under the terms of any one of our financing agreements. In the event of default by us under one of our debt agreements, the lenders under our other debt agreements could determine that we are in default under such other financing agreements. Such cross defaults could result in the acceleration of the maturity of such debt under these agreements and the lenders thereunder may foreclose upon any collateral securing that debt, including our vessels, even if we were to subsequently cure such default. In addition, our credit facilities and finance leases contain subjective acceleration clauses under which the debt could become due and payable in the event of a material adverse change in our business. In the event of such acceleration or foreclosure, we might not have sufficient funds or other assets to satisfy all of our obligations, which would have a material adverse effect on our business, results of operations and financial condition.

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
The market price of our common shares has fluctuated widely since our common shares began trading on the NYSE in December 2013, and may continue to do so as a result of many factors such as actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry, mergers and strategic alliances in the shipping industry, market conditions in the shipping industry, changes in government regulation, shortfalls in our operating results from levels forecast by securities analysts, announcements concerning us or our competitors, our planned transition from the drybulk shipping sector to the offshore energy sector, and the general state of the securities market. Further, there may be no continuing active or liquid public market for our common shares.
The market for common shares has historically been, and may continue to be in the future, volatile. Therefore, we cannot assure you that you will be able to sell any of our common shares you may have purchased at a price greater than or equal to its original purchase price, or that you will be able to sell them at all.
Future sales of our common shares could cause the market price of our common shares to decline.
Our amended and restated articles of incorporation authorize us to issue 31.9 million common shares, of which we had issued and outstanding approximately 11.3 million common shares as of December 31, 2020. Sales of a substantial number of common shares in the public market, or the perception that these sales could occur, may depress the market price for our common shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. We intend to issue additional common shares in the future. Our shareholders may incur dilution from any future equity offering and upon the issuance of additional common shares upon the exercise of options we may grant to certain of our executive officers, or upon the issuance of additional common shares pursuant to our equity incentive plan.
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
Several provisions of our amended and restated articles of incorporation and bylaws could make it difficult for our shareholders to change the composition of our Board of Directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These provisions include:
•authorizing our Board of Directors to issue “blank check” preferred stock without shareholder approval;
•providing for a classified Board of Directors with staggered, three-year terms;
•establishing certain advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted on by shareholders at shareholder meetings;
•prohibiting cumulative voting in the election of directors;
•limiting the persons who may call special meetings of shareholders;
•authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of the outstanding common shares entitled to vote for the directors; and
•establishing super majority voting provisions with respect to amendments to certain provisions of our amended and restated articles of incorporation and bylaws.
These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and shareholders’ ability to realize any potential change of control premium.

ITEM 4.	INFORMATION ON THE COMPANY
A.History and Development of the Company
Eneti Inc. (formerly Scorpio Bulkers Inc.) is an international shipping company that was incorporated in the Republic of the Marshall Islands pursuant to the BCA on March 20, 2013. Our common shares have been listed for trading on the New

York Stock Exchange, or NYSE, under the symbol “SALT” since December 12, 2013. Effective February 8, 2021, our common shares began trading on the NYSE under the symbol “NETI”.
On August 3, 2020, we announced our intention to transition away from the business of drybulk commodity transportation and towards marine-based renewable energy including investing in the next generation of wind turbine installation vessels. We intend to sell or have commitments to sell our remaining wholly-owned or finance leased drybulk vessels during the first quarter of 2021.
Our principal executive offices are located at 9, Boulevard Charles III, Monaco 98000 and our telephone number at that location is +377-9798-5715. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov. The address of the Company's Internet site is http://www.eneti-inc.com/. None of the information contained on these websites is incorporated into or forms a part of this annual report.
Recent and Other Developments
Drybulk Exit

During December 2020, our Board of Directors authorized, as part of our transition to a sustainable future, the sale of our remaining drybulk vessels and exit of the drybulk sector during 2021. As a result of this decision and the sale of vessels, we recorded a write-down on our assets of $478.4 million during the third and fourth quarters of 2020 to bring the carrying value of the assets held for sale to their fair value less selling costs. We also wrote off $2.7 million of deferred financing costs during the fourth quarter of 2020 related to repaid debt on vessels sold and expect further write-offs in 2021 as debt is repaid.
Vessel Sales
In January 2021, we entered into an agreement with an unaffiliated third party to sell the SBI Lynx, a Kamsarmax bulk carrier built in 2018, for approximately $22.25 million. Delivery of the vessel is expected to take place in the first quarter of 2021.

In January 2021, we entered into an agreement with an unaffiliated third party to sell the SBI Libra, an Ultramax bulk carrier built in 2017, for approximately $18.65 million. Delivery of the vessel is expected to take place in the first quarter of 2021.

In January 2021, we entered into an agreement with an unaffiliated third party to sell the SBI Leo and SBI Lyra, Ultramax bulk carriers built in 2015, for approximately $35 million in aggregate. Delivery of the vessels is expected to take place in the first quarter of 2021.

In January 2021, we entered into an agreement with Eagle Bulk Shipping Inc. (Nasdaq:EGLE), or Eagle Bulk, to sell the SBI Virgo, an Ultramax bulk carrier built in 2017, for $15 million of cash and a warrant for 212,315 common shares of Eagle Bulk. The warrant, subject to its terms and conditions, is exercisable at an exercise price of $0.01 per share upon the later to occur of (i) the date we deliver the vessel to Eagle Bulk, and (ii) the effectiveness of the registration statement to be filed by Eagle Bulk. Delivery of the vessel is expected to take place in the second quarter of 2021.

In February 2021, we entered into an agreement with Star Bulk Carriers Corp. (Nasdaq:SBLK) (“Star Bulk”) to sell the SBI Pegasus, SBI Subaru and SBI Ursa, Ultramax bulk carriers built in 2015, SBI Capoeira and SBI Carioca, Kamsarmax bulk carriers built in 2015, and SBI Lambada and SBI Macarena, Kamsarmax bulk carriers built in 2016, for the aggregate consideration of three million common shares in Star Bulk (the “consideration shares”), which will be issued upon our exercise of a warrant. The warrant, subject to its terms and conditions, may be exercised at an exercise price of $0.01 per share in connection with the delivery date of each vessel, such that the applicable portion of the consideration shares will be issued to us at each such delivery date. As part of the transaction, which is expected to close within the first and second quarters of 2021, existing lease finance arrangements amounting to approximately $99.6 million will be assumed by Star Bulk. The sales are subject to the execution of definitive documentation.

In February 2021, we entered into an agreement with an unaffiliated third party to sell the SBI Thalia and SBI Athena, Ultramax bulk carriers built in China in 2015, and SBI Perseus, SBI Pisces and SBI Hercules, Ultramax bulk carriers built in China in 2016, for approximately $88 million. The transaction remains subject to definitive documentation and delivery of the vessels is expected to take place in the second quarter of 2021.

In February 2021, we entered into agreements with unaffiliated third parties to sell the SBI Cronos, an Ultramax bulk carrier built in 2015, and SBI Achilles, an Ultramax bulk carrier built in 2016, for approximately $39.75 million in the aggregate. Delivery of the vessels is expected to take place in the second quarter of 2021.

Since January 1, 2021, we completed the previously announced sales of the SBI Gemini, SBI Poseidon, SBI Apollo, SBI Tethys, SBI Reggae, SBI Aries, SBI Hydra and SBI Parapara.

IMO 2020

In February 2021, in connection with our drybulk exit, we reached an agreement with our counterparty to cancel the purchase of scrubbers on thirteen of our vessels at a cost of approximately $7.2 million.

Quarterly Cash Dividend

In the fourth quarter of 2020, our Board of Directors declared and we paid a quarterly cash dividend of $0.05 per share totaling approximately $0.6 million.
On January 29, 2021, our Board of Directors declared a quarterly cash dividend of $0.05 per share, payable on or about March 12, 2021, to all shareholders of record as of February 12, 2021. As of February 12, 2021, 11,269,473 shares were outstanding.
Share Repurchase Program

During the fourth quarter of 2020, the Company repurchased approximately 1.1 million shares of the Company’s common stock, at an average cost of $15.52 per share. The Company subsequently repurchased approximately 41,000 shares of the Company’s common stock at an average cost of $16.96 per share from January 1, 2021 through February 1, 2021. These repurchases, totaling $17.4 million, were made under the Board of Directors authorized share repurchase program and funded from available cash resources. As of March 8, 2021, the Company had $32.6 million authorized remaining available under the authorized share repurchase program.
B.Business Overview
We are an international shipping company that, since our inception, has owned and operated the latest generation of newbuilding drybulk carriers with fuel-efficient specifications and carrying capacities of greater than 30,000 dwt. All of our owned vessels have carrying capacities of greater than 60,000 dwt. Our drybulk vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains, and fertilizers, along worldwide shipping routes, and are employed primarily in the spot market or in spot market-oriented pools of similarly sized vessels. As of the date of this annual report, our operating fleet of 38 vessels consisted of 33 wholly-owned or finance leased drybulk vessels and five time chartered-in drybulk vessels, which we refer to collectively as our “Operating Fleet” (see below table for details), with a total carrying capacity of approximately 2.3 million dwt. As referenced above, on August 3, 2020, we announced our intention to transition away from the business of drybulk commodity transportation and towards marine-based renewable energy including investing in the next generation of wind turbine installation vessels. We intend to sell or have commitments to sell our remaining wholly-owned or finance leased drybulk vessels during the first quarter of 2021. Please see “Item 3. Key Information - D. Risk Factors - Risks Related to our Transition from the Drybulk Industry.”
Our Fleet
The following tables set forth certain summary information regarding our Operating Fleet as of the date of this annual report:
Operating Fleet
Owned and Finance Leased Fleet *

Vessel Name	Year Built	DWT
Kamsarmax Vessels
SBI Samba	2015	84,000
SBI Rumba	2015	84,000
SBI Capoeira **	2015	82,000
SBI Carioca **	2015	82,000
SBI Lambada **	2016	82,000
SBI Zumba **	2016	82,000
SBI Macarena **	2016	82,000
SBI Mazurka **	2017	82,000
SBI Swing **	2017	82,000
SBI Jive **	2017	82,000
SBI Lynx **	2018	82,000
Total Kamsarmax		906,000
Ultramax Vessels
SBI Antares **	2015	61,000
SBI Athena **	2015	64,000
SBI Bravo **	2015	61,000
SBI Leo **	2015	61,000
SBI Echo	2015	61,000
SBI Lyra **	2015	61,000
SBI Tango	2015	61,000
SBI Maia **	2015	61,000
SBI Subaru **	2015	61,000
SBI Pegasus **	2015	64,000
SBI Ursa **	2015	61,000
SBI Thalia **	2015	64,000
SBI Cronos **	2015	61,000
SBI Orion **	2015	64,000
SBI Achilles **	2016	61,000
SBI Hercules **	2016	64,000
SBI Perseus **	2016	64,000
SBI Hermes	2016	61,000
SBI Phoebe **	2016	64,000
SBI Libra **	2017	64,000
SBI Pisces **	2016	64,000
SBI Virgo **	2017	64,000
Total Ultramax		1,372,000
Aggregate Owned and Finance Leased DWT		2,278,000
* Our vessels are flagged in the Republic of the Marshall Islands or Liberia
** Agreed to be sold.
Time chartered-in vessels

Vessel Name	Year Built	DWT	Where Built	Daily Base Rate	Earliest Expiry
CL Taizhou	2019	81,100	China	Variable	10-Mar-21	(1)
CL Zhenjiang	2019	81,100	China	Variable	7-Apr-21	(2)
Yangze 11	2018	82,000	China	$12,500	25-June-21	(3)
CL Suzhou	2018	81,100	China	Variable	13-Jul-21	(4)
CL Yangzhou	2015	81,100	China	Variable	22-Jul-21	(5)
Aggregate Time Chartered-in DWT		406,400

1.This vessel has been time chartered-in for 24 to 27 months at the Company’s option at 118% of the BPI. The vessel was delivered to the Company in March 2019.
2.This vessel has been time chartered-in for 24 to 27 months at the Company’s option at 118% of the BPI. The vessel was delivered to the Company in May 2019.

3.This vessel is time chartered-in for 24 months at $12,000 per day for the first twelve months and at $12,500 per day for the second twelve months. The Company has the option to extend this time charter for 12 months at $13,000 per day and an additional 12 months at $14,500 per day. The vessel was delivered to the Company in July 2019.
4.This vessel has been time chartered-in for 24 to 27 months at the Company’s option at 118% of the BPI. The vessel was delivered to the Company in July 2019.
5.This vessel has been time chartered-in for 24 to 27 months at the Company’s option at 118% of the BPI. The vessel was delivered to the Company in August 2019.
Employment of Our Drybulk Fleet
We typically operate our drybulk vessels in spot market-oriented commercial pools, in the spot market or, under certain circumstances, on time charters.
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
As of the date of this annual report, certain of the vessels in our Operating Fleet are employed in one of the Scorpio Pools, which are spot market-oriented commercial pools managed by our commercial manager, which exposes us to fluctuations in spot market charter rates. Our vessels participate in the Scorpio Pools under the same contractual terms and conditions as the third party vessels in the pool. Each pool aggregates the revenues and expenses of all of the pool participants and distributes the net earnings calculated on (i) the number of pool points for the vessel, which are based on vessel attributes such as cargo carrying capacity, fuel consumption, and construction characteristics, and (ii) the number of days the vessel operated in the period. SCM, a Monaco corporation controlled by the Lolli-Ghetti family of which our co-founder, Chairman and Chief Executive Officer is a member, as is our Vice President, is responsible for the administration of the pool and the commercial management of the participating vessels, including marketing the pool, negotiating charters, including voyage charters, short duration time charters and COAs, conducting pool operations, including the distribution of pool cash earnings, and managing bunker (fuel oil) purchases, port charges and administrative services for the vessels. SCM, as operator of the Scorpio Pools, charges $300 a day for each vessel, whether owned by us or chartered-in, plus a 1.75% commission on the gross revenues per charter fixture. See “-Management of our Vessels” below.
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
Management of Our Vessels

Set forth below is a description of the other material terms of the Master Agreement and the Administrative Services Agreement. Please also see Note 14, Related Party Transactions, to the Consolidated Financial Statements included herein for additional information.
Commercial and Technical Management - Master Agreement
Our vessels have been commercially managed by SCM and technically managed by SSM pursuant to the Master Agreement, which may be terminated by either party upon 24 months’ notice, unless terminated earlier in accordance with its terms. In the event of the sale of one or more vessels, a notice period of three months’ and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change of control, including a sale of all or substantially all vessels, in which case a payment equal to 24 months of management fees will apply as was the case in the fourth quarter of 2020, when our Board of Directors authorized us, as part of our transition to a sustainable future, to sell our remaining drybulk vessels and exit the drybulk sector during 2021. The fee was considered as part of our assessment of the fair value less cost to sell of our remaining fleet, and is therefore included in the captions “Loss/write-down on assets held for sale – related party” in the Consolidated Statement of Operations, and “Assets held for sale” in the Consolidated Balance Sheet.
SCM’s commercial management services have included securing employment for our vessels in the spot market or on time charters. SCM has also managed the Scorpio Pools (spot market-oriented vessel pools) including the Scorpio Ultramax Pool, the Scorpio Kamsarmax Pool and the currently inactive Scorpio Capesize Pool in which most of our owned, finance leased and time chartered-in vessels are employed and from which a significant portion of our revenue is generated. For commercial management of any of our vessels that does not operate in one of these pools, we pay SCM a daily fee of $300 per vessel, plus a 1.75% commission on the gross revenues per charter fixture. The Scorpio Ultramax Pool and Scorpio Kamsarmax Pool participants, including us and third-party owners of similar vessels, pay SCM a pool management fee of $300 per vessel per day, plus a 1.75% commission on the gross revenues per charter fixture.
SSM’s technical management services have included providing technical support, such as arranging the hiring of qualified officers and crew, supervising the maintenance and performance of vessels, purchasing supplies, spare parts and new equipment, arranging and supervising drydocking and repairs, and monitoring regulatory and classification society compliance and customer standards. We pay SSM an annual fee of $160,000 plus charges for certain itemized services per vessel to provide technical management services for each of our owned or finance leased vessels. In addition, representatives of SSM, including certain subcontractors, previously provided us with construction supervisory services while our vessels were being constructed in shipyards. For these services, we compensated SSM for its direct expenses, which varied between $200,000 and $500,000 per vessel. Please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Commercial and Technical Management Agreements” for additional information.
Administrative Services Agreement
We entered into the Administrative Services Agreement with Scorpio Services Holding Limited, or SSH, for the provision of administrative staff, office space and accounting, legal compliance, financial and information technology services, for which we reimburse SSH for the direct and indirect expenses incurred while providing such services, as well as arranging vessel sales and purchases for us, including newbuildings.

In addition, SSH has agreed with the Company not to own any drybulk carriers greater than 30,000 dwt for so long as the Administrative Services Agreement is in full force and effect. The Administrative Services Agreement may be terminated by SSH upon 12 months’ notice or by the Company upon 24 months’ notice.

The services provided to the Company by SSH under the Administrative Services Agreement may be sub-contracted to other entities within Scorpio.

Our Customers

We believe that developing strong relationships with the end users of our services allows us to better satisfy their needs with appropriate and capable vessels. Most of our vessels are employed in Scorpio Pools, which are spot market-oriented commercial pools managed by our commercial manager, SCM. A prospective charterer’s financial condition, creditworthiness, reliability and track record are important factors in negotiating our vessels’ employment, which SCM evaluates on our behalf. We earned 30% and 50% of our revenue from the Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool, respectively, during the year ended December 31, 2020, 31% and 60% of our revenue from the Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool, respectively, during the year ended December 31, 2019, and 36% and 64% of our revenue (including commissions from SCM) from the Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool, respectively, during the year ended December 31, 2018.
Seasonality
We operate our drybulk vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charterhire rates. This seasonality may result in quarter to quarter volatility in our operating results. The drybulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months may disrupt vessel scheduling and supplies of certain commodities. As a result, revenues of drybulk carrier operators in general have historically been weaker during the fiscal quarters ended June 30 and September 30, and, conversely, been stronger in fiscal quarters ended December 31 and March 31. This seasonality may materially affect our operating results and cash available for the payment of dividends.
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
Total international seaborne drybulk trade is estimated to have reached a new annual record of approximately 4.72 billion tonnes in 2019 before retreating to an estimated 4.67 billion tonnes in 2020. This was only the second contraction in seaborne drybulk trade since 1998; the other being 2009. This left the CAGR for the period 2015-2020 at 1.9%. While the 2020 trade estimates set out in the table below will still be subject to revision, as final trade statistics become available, our current estimates indicate a contraction in international seaborne drybulk trade in the region of 63 Mt in 2020 as a consequence of declines in coal and minor bulk trades. Iron ore and grain trade continued to expand in 2020.

World Seaborne Drybulk Trade
(million tonnes)

Cargo/Year	2015	2016	2017	2018	2019	2020	2015-20 % Growth	CAGR
Major Bulks	2,992	3,088	3,192	3,241	3,258	3,235	8%	1%
Iron Ore	1,414	1,484	1,532	1,522	1,499	1,551	10%	2%
Coal	1,128	1,130	1,155	1,203	1,226	1,113	(1)%	(1)%
Grains	450	474	505	516	533	571	27%	5%
Minor Bulks	1,264	1,293	1,347	1,417	1,448	1,432	13%	2%
Total	4,256	4,381	4,539	4,658	4,706	4,667	10%	2%
Totals may not add due to rounding
Cargo Types
Iron ore: The key raw material for steelmaking, and single largest seaborne drybulk cargo, iron ore trade expanded more than three-fold between 2002 and 2017 on the back of unprecedented Chinese import demand. Further growth in 2019 and last year took global seaborne trade to an estimated 1,551 Mt, up by 3.0% year-on-year. This compares with a CAGR of approximately 2% for the five years since 2015. Iron ore trade growth in 2020 was driven by Chinese import demand growth and came despite contractions in crude steel output in some major producing regions. In addition to China which is the dominant importer accounting for over two-thirds of seaborne imports in 2020, the main import markets for iron ore are Japan, Western Europe and South Korea, while Vietnam generated positive import growth in recent years as new blast furnace capacity entered operations. Exports are dominated by Australia and Brazil, which together accounted for an estimated 81% of the seaborne market in 2020 with a large majority of their cargoes carried by Capesize vessels given the favorable unit economies. This market share has increased from 79% in 2014, mainly due to the introduction of additional Australian export capacity. Other iron ore exporters include South Africa, Canada, India, Sweden, Ukraine and West Africa. Brazil’s iron ore exports shrank from 390 Mt in 2018 to 351 Mt in 2019 as a result of mining restrictions imposed in the aftermath of the January 2019 Brumadinho dam failure to allow safety inspection work to take place and fell further to 342 Mt in 2020 on the back of a combination of weather-related disruption, unscheduled maintenance, regulatory delays and COVID-driven disruption.

Withdrawal of steel production capacity in response to the Covid-19 pandemic has led to an annual decrease in global crude steel production of 1.3% in January-November 2020 inclusive. China’s crude steel production gained 5.5% on the same eleven months of 2020, with full-year growth of 5.2% in 2020, whereas output in the rest of the world fell 9.2% over January-November 2020. Combined iron ore exports from the world’s two largest exporters, Australia and Brazil, were an estimated 1,257 Mt in 2020, a year-on-year increase of 2.3% due entirely to higher shipments from Australia.

Coal: At an estimated 1,113 million tonnes in 2020, global seaborne coal trade decreased by an estimated 10% from its 2019 level and bringing to an end four consecutive years of expansion. This compares with a CAGR of close to 1% for the five-year period 2015-2020. Coal trade is comprised of two main categories: (1) steam coal (which is chiefly used for electricity generation, but also by industrial users, such as the cement industry) and (2) coking coal (a key input for blast furnace steelmaking). Steam coal was estimated to have reached an all-time high in 2019.

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

Between 2005 and 2013, China transformed from a major steam coal exporting nation to the single largest importer, representing the strength of the country’s domestic demand for power generation. However, imports represent a very small share (i.e. less than 10%) of coal consumption in China (which is the world’s largest coal producer) and, as a result, imports have been subject to major fluctuations in response to changes in domestic market conditions. For example, in 2015 China recorded a sharp annual decline in steam coal imports, against the background of an oversupplied domestic coal market and government intervention to restrict imports, reducing the country’s steam coal imports to a six-year low, but in 2016 both coking and steam coal imports increased, mainly as a result of government-driven cuts in domestic coal production. Further Chinese government interventions aimed at managing the domestic coal market since 2017 contributed to some significant monthly variations in import volumes, but the estimated combined annual total for coking and steam coal imports rose to a seven-year high in 2020. Industrial demand, tight supply of domestically mined coal and severe cold at the year-end combined to incentivize imports as domestic prices rose in response.

India’s coal imports slipped from their 2019 record by 26 Mt to an estimated 215 Mt in 2020 as Covid-related containment measures curtailed demand. Annual growth in Indian imports had been dampened between 2014 and 2017, mainly due to rising domestic coal production. Japan, South Korea and Taiwan, together with Western Europe, remain major import markets, while South East Asia and Latin America have grown in importance as coal import generators. Although investments in new port facilities enabled the participation of Capesize vessels in the Asia-led coal trade growth during the period from 2010 to 2013, more recent changes in coal trade patterns (in particular, the rising share of exports from Indonesia, Russia and the US) has chiefly benefitted demand for Panamax and Handymax vessels.

Grains: Seaborne grain trade is comprised of wheat, coarse grains (corn, barley, oats, rye and sorghum) and soybeans/meal, which together totaled an estimated new record of 571 Mt in 2020, according to preliminary trade data. This was up by an estimated 7.1% from 2019 and compares with a CAGR of approximately 5% for the period from 2015 to 2020, which is the fastest rate of the major bulk cargoes. In addition, the grain trades remain an important source of freight market volatility due to both the seasonality of export flows, year-on-year variations in crop surpluses and deficits and, latterly, by import tariffs.

Soy is the largest of the three main categories of grain trade with Brazil, the United States and Argentina the leading export countries. The principal markets are in Europe and Far East Asia with China being the world’s single largest soybean importer. Shipments are dominated by Panamax and Handymax vessels. The introduction of import tariffs by China on US soybeans in 2018 served to boost soybean volumes from Brazil to China at the expense of the US in 2018 and 2019, leading US suppliers to seek alternative markets. Despite outbreaks of African swine fever reducing animal feed demand and, in turn, soybean imports into China, world soybean and meal trade continued to grow by 2.5% to an annual record of 198 Mt in 2019. The rebuilding of pig numbers following African swine fever drove a further upturn in animal feed demand that lifted soy bean imports to a new high of 100.3 Mt in 2020. Wheat and coarse grains are also primarily carried by mid-size vessels with the United States, Canada, Russia, Ukraine, Argentina, Brazil, Australia and the European Union the main exporting regions. In addition to Far East Asia and Europe, the Middle East, Africa and Latin America are all significant import markets.

Minor Bulks: A diversity of cargo types are covered under this heading with different sets of demand drivers. Nevertheless, together at approximately 1.45 billion tonnes per annum these trades represent a major source of employment for the smaller Handysize and Handymax vessels.

In recent years the pattern of minor bulk trade has been altered by government restrictions on the export of key industrial ores in South East Asia. This was led by an Indonesian ban on the export of unprocessed mineral ores beginning in January 2014, which reduced the country’s combined exports of bauxite and nickel ore from 121 Mt in 2013 to zero in 2015 and 2016. Bauxite trade did benefit from a sharp increase in exports from Malaysia in 2015, but in early 2016 the Malaysian government announced a temporary suspension of domestic bauxite mining, which was subsequently extended. This turned the focus of importers in China (the world’s biggest bauxite market) to longer haul supplies, particularly from West Africa (where fronthaul cargoes are now predominantly carried by Capesize vessels). At the beginning of 2017 the Indonesian government partially relaxed its ban on unprocessed mineral ore exports with limited volumes re-entering the international market. However, uncertainties continue to surround the availability of South East Asian mineral ores with, for example, nickel ore exports from Indonesia prohibited once again from January 2020.

Despite these constraints, total minor bulk trade is estimated to have achieved a new annual record in 2019. Although they subsequently dipped to an estimated 1,432 Mt in 2020, the CAGR for the period 2015-2020 was still around 2%.

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

The table below provides a more detailed comparison of China’s drybulk imports from 2015 to 2020, which shows a new annual record last year with preliminary data indicating an increase in aggregate volumes of 110 Mt to approximately 1,941 Mt in 2020. Iron ore made the greatest contribution to China’s drybulk import growth over the last five years. The 217 Mt estimated net increase in imports between 2015 and 2020 reflects not only increases in domestic steel production (and, therefore, iron ore consumption) to meet the needs of an industrializing and urbanizing economy as well as exports of steel products, but also the substitution of higher-quality imported iron ore for lower-quality domestic supplies and increases in port stocks, leading to iron ore imports growing more rapidly than Chinese steel production between 2013 and 2017.

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

In 2019 constrained iron ore supply from both Australia (caused by weather-related disruption) and Brazil (chiefly from mining restrictions in the aftermath of the Brumadinho dam disaster in January 2019) encouraged iron ore from alternative sources, including Canada, India, South Africa and Ukraine. This trend continued into 2020 as production in Brazil, but not Australia, remained significantly constrained with further growth in shipments from alternative suppliers.

Bauxite (the main raw material for the aluminum industry) was the single largest category of minor bulk cargo imported by China in 2020, at an annualized 114 Mt (basis January-November data), which was 7.5% above the annual total in 2019 and the highest year on record. Growth continued to be dominated by Guinea, the largest bauxite supplier to China. There was continued resumption in imports from Indonesia in 2019, which had been the leading source of Chinese bauxite imports prior to 2014, but volumes remained modest by historical standards. China’s total annual nickel ore imports increased from 35.0 Mt in 2017 to a new high of 58 Mt in 2019 but subsequently dropped to an annualized 39 Mt in 2020 (basis January-November data) following the Indonesian government’s announcement of an export ban on nickel ore from January 2020.

Chinese Drybulk Imports (Mt)

	2015	2019	2020	CAGR
Iron Ore	953.3	1,070.5	1,170.4	4%
Coal*	204.2	299.9	304.1	8%
Bauxite/Alumina	60.8	107.3	116.6	14%
Grains	114.4	106.4	135.2	3%
Other**	169.0	247.6	214.9	5%
Total of above	1,501.7	1,831.7	1,941.2	5%
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

Outside of China, most of the additional growth in drybulk cargo import demand during the past five years has been generated by other Asian economies. For example, and despite setbacks since 2014, Indian coal imports in 2019 were estimated to be 19 Mt higher than their corresponding level in 2014, reflecting the strength of demand from electricity generators and the cement and steel industries. Although COVID-driven factors saw them fall in 2020. India has added several Capesize coal import terminals in recent years, a majority of the coal cargoes arriving in the country are shipped by Supramax, Panamax and Kamsarmax vessels. More established Asian import markets, such as South Korea, have also contributed to the region’s import growth.
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
Coal
Grain
Minor bulks
Million tonnes
Annual average growth 1991-2000 = 2.8%
Annual average growth 2001-2010 = 5.3%
Annual average growth 2011-2020 = 3.4%
0
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000
4,500
5,000
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020e

Chinese Dry Bulk Imports by Main Cargo Category
All Others
Grains
Total coal
Iron Ore
"Other" comprises steel products, bauxite/alumina, petcoke, pulp/woodchip, logs, fertilizers, ferrous scrap, nickel, copper, chrome and manganese ores
Source: Chinese Customs/SSY
Million Tonnes
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020a

Drybulk Global Fleet
The cargoes outlined above are predominantly carried by drybulk carriers of more than 10,000 dwt. Drybulk carriers are single-decked ships that transport dry cargoes in “bulk” form, that is loose within cargo holds, rather than in bags, crates or on pallets.
As of the end of December 2020, the total fleet of 10,000+ dwt drybulk carriers numbered approximately 11,643 vessels of 899.6 million deadweight tonnes, or Mdwt.

This fleet is divided into four principal size segments: Handysize (10,000-39,999 dwt), Handymax (40,000-64,999 dwt), Panamax (65,000-99,999 dwt) and Capesize (100,000+ dwt). Aside from size, the main distinction between drybulk vessel types is whether they are geared (that is, equipped with cranes for loading/discharge) or gearless. The main characteristics of these four vessel types are summarized below, while the table below summarizes the current structure of the fleet by age and size. It shows that in terms of deadweight capacity, the Capesize sector is the largest with 40.4% of the end-of-December 2020 total, followed by Panamaxes at 25.5%, Handymaxes at 23.4% and Handysizes at 10.7%.

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

Drybulk Carrier Fleet by Size/Age (Mdwt):
As of December 31, 2020

Built/Dwt	10-39,999	40-64,999	65-99,999	100,000+	Total
Pre-1995	4.7	5.3	5.3	3.2	18.5
1995-99	7.9	9.9	14.9	4.9	37.6
2000-04	8.4	21.8	26.5	27.4	84.1
2005-09	21.2	45.6	42.1	89.1	198.0
2010-14	38.0	82.6	92.5	145.0	358.1
2015-19	15.8	45.5	47.9	94.1	203.3
Total Fleet	96.0	210.7	229.2	363.7	899.6
Average Age	11 Yrs	10 Yrs	10 Yrs	8 Yrs	10 Yrs
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

Our calculations show an increase at sea, at full speed, from approximately $5,600 per day in 2004 to approximately $21,700 per day in 2012. Reflecting the general decline in world oil prices, annual average bunker fuel costs for our Supramax example fell from approximately $18,200 per day in 2014 to approximately $7,500 per day in 2016. A partial rebound in global oil prices from the lows of early 2016 lifted estimated Supramax bunkering costs to an average of approximately $10,600 per day in 2017 and a four-year high of approximately $14,000/day in 2018. The 2019 average of around $13,000 per day covered a wide range of daily bunkering costs from a high of approximately $19,300 per day to a low of approximately $8,500 per day. Oil price-driven falls saw daily bunkering costs plunge below $5,500 in April 2020 but higher prices in the second half of the year left the annual average at near $8,500 per day, a four-year low. Due to the International Maritime Organization’s (IMO) mandated requirement for a lowering of the global limit for sulphur in marine fuel from the previous 3.5% to 0.5% from January 1, 2020, shipowners either have to switch to alternative bunker fuels or invest in the installation of exhaust gas cleaning systems (“scrubbers”) to allow the continued use of existing bunker fuels. Supramax bunkering costs averaged approximately $11,800/day across 2020 burning Very Low Sulphur Fuel Oil (VLSFO) and approximately $8,500/day burning High Sulphur Fuel Oil (HSFO).

Reflecting the increased ordering of more fuel-efficient vessels, there was a small net rise in drybulk carrier newbuilding deliveries in 2015 to 48.9 Mdwt, but the downward trend resumed in 2016 and continued in 2017 and 2018 with the 2018 annual newbuilding delivery total of 28.2 Mdwt the lowest since 2008.

After a sharp reduction in new drybulk carrier ordering in 2015 and 2016, in response to the deterioration in freight market conditions, there was some revival in the contracting of new vessels in 2017 and 2018 as vessel earnings firmed before slowing once more in 2019. The 2019 annual newbuilding delivery total subsequently rose to a three-year high of 40.7 Mdwt.

At an estimated 54.4 Mdwt, the total tonnage on order at the end of December 2020 represented approximately 6.0% of the existing fleet, compared with 9.2% at the end of December 2019. To provide some longer-term perspective, the corresponding end-year shares were 56.1% in 2007, 67.6% in 2008 and 57.3% in 2009, as illustrated in the chart below.

The table below summarizes the confirmed drybulk carrier orderbook as of the end of December 2020, by vessel size and scheduled year of delivery. These delivery dates can be subject to delay. For example, 2020 deliveries were an estimated 17.3% below the scheduled total as of January 1, 2020, which compared with a corresponding average rate of slippage from scheduled delivery dates in the previous five years of approximately 28.8%.

Drybulk Carrier Newbuilding Orderbook by Size Range (Million Dwt): As of December 31, 2020

Delivery	10-39,999	40-64,999	65-99,999	100,000+	Total
2021	2.7	8.1	10.2	21.5	42.5
2022	0.8	3.3	2.6	5.2	11.9
2023	—	0.1	0.1	—	0.2
2024	—	—	—	—	—
Total	3.5	11.5	12.9	26.7	54.6
% of Fleet	3.6%	5.4%	5.6%	7.3%	6.0%
Totals may not add due to rounding

Typically, drybulk carriers are scrapped between the ages of 25 and 30 years, but the removal of vessels of 20-24 years is common during periods of freight market weakness, and there have also been examples of scrapping of 15-19 year-old vessels (especially in the larger-sized vessels). In 2020, the average age of Handysize vessels scrapped was over 29 years, for Handymax 27 years and Panamax 28 years, whereas for Capesize vessels it was 24 years. However, demolition is not simply a function of the fleet’s age profile. Several factors will influence an owner’s decision on whether to scrap older vessels, notably (1) actual and anticipated returns from the charter market, (2) the relative running costs and fuel-efficiency of the vessel, (3) prospective expenditure at classification society surveys (which, as well as general costs of repair and maintenance can be impacted by new regulations, such as the International Maritime Organization’s convention on Ballast Water Management, where effective implementation for existing vessels entered force in September 2019) and (4) the second-hand re-sale value (that is, whether it provides a premium to scrap). For much of the period from 2000 to 2009, returns from the drybulk charter markets supported continued investment in vessel life extension, and scrapping volumes fell to minimal levels. This, however, ensured an accumulation of older tonnage in the fleet and, as a result, demolition proved extremely responsive to a deterioration in freight market conditions. For instance, deletions from the drybulk fleet rose from 3.6 Mdwt in 2008 to 14.7 Mdwt in 2009 and reached a new annual record of 35.4 Mdwt in 2012. Over the last five years, scrapping volumes have remained very reactive to changes in vessel earnings with, for example, deletions dropping to a 10-year low of 4.8 Mdwt in 2018 followed by 8.1 Mdwt in 2019 and 13.8 Mdwt in 2020. This compares with approximately 30.2 Mdwt in 2016.

End-Year Orderbook Development:
Million Dwt and as Percentage % of Existing Fleet
Orderbook
% Total Fleet
350
300
250
200
150
100
50
0
70%
60%
50%
40%
30%
20%
10%
0%
End-03
End-04
End-05
End-06
End-07
End-08
End-09
End-10
End-11
End-12
End-13
End-14
End-15
End-16
End-17
End-18
End-19
End-20

Baltic Exchange Type Supramax (58,238 dwt) Fuel Costs at Sea:
Full Speed Basis using High Sulphur Fuel Oil
$/Day
24,000
20,000
16,000
12,000
8,000
4,000
0
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2020
0.5% VLSFO

The low levels of demolition in 2018 to 2020 helped to ensure a net rise in the pool of drybulk tonnage aged over 15 years. At the end of December 2020, there were approximately 18.6 Mdwt of ships aged 25 years or older in the drybulk carrier fleet, with an additional 37.5 Mdwt aged 20 to 24 years and 84.2 Mdwt aged 15 to 19 years. The highest concentration of vessels 20+ years old was in the Handysize sector, accounting for 13.1% of dwt capacity in this size range as of the end of May 2020, compared with 7.2% of Handymaxes, 8.8% of Panamaxes and 2.2% of Capesizes.

As the chart below illustrates, historically high levels of ship demolition contributed to a marked slowdown in the rate of drybulk carrier net fleet growth in 2015 and 2016 with the estimated 2.2% rise in 2016 representing the lowest annual percentage increase since the 1990s. There was some re-acceleration in fleet supply growth in 2017 with an estimated net rise in total drybulk tonnage of 3.0% followed by a similar growth rate of 2.9% before accelerating to an estimated 3.9% between 1 January and 31 December 2019 and 4.0% in 2020, on limited scrapping activity. However, this remained well below the rapid rates of expansion over the five-year period from 2009 to 2013 when the total drybulk fleet grew at an annual average of 11.3% p.a.

The four main segments of the drybulk fleet grew at contrasting rates in 2020, ranging from an estimated 5.3% for Panamaxes to 1.4% for Handysizes. A greater contrast is apparent when reviewing fleet developments over the period between 2016 and 2020, when the 10,000-39,999 dwt Handysize fleet grew at an estimated CAGR of 1.8%, compared with 3.6% for 40,000-64,999 dwt Handymaxes, 3.3% for 65,000-99,999 dwt Panamaxes and 3.3% for 100,000+ dwt Capes. Reflecting its faster than average growth, the Handymax sector’s share of total dwt capacity has risen from 22.0% at the end of 2014 to an estimated 23.4% as of the end of December 2020. By comparison, the same period saw a decreased share of the fleet accounted for by Handysizes, falling from 11.5% to 10.7% and Capesizes, from 41.0% to 40.4%. The share of the fleet accounted for by Panamaxes was almost unchanged over the period at 25.5%.

Dry Bulk Carrier End Year Fleet by Size
100,000+
65-99,999
40-64,999
10-39,999
Million Dwt
Annual average growth 2001-05 = 4.4%
Annual average growth 2006-10 = 9.1%
Annual average growth 2011-15 = 7.6%
Annual average growth 2016-20 = 3.2%
0
100
200
300
400
500
600
700
800
900
1000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

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
From its all-time high of almost 12,000 points in May 2008, just prior to the global financial crisis, the BDI fell to below 700 points in December of the same year. After partial recovery in 2009, negative pressure on freight markets returned under the weight of sustained fleet supply growth. At 920 points in 2012, the BDI’s annual average was a 26-year low. A combination of sharply reduced fleet supply, generally slower vessel speeds and new peaks for drybulk trade lifted the 2013 annual average of the BDI to 1,206 points. Yet, despite continued spot market volatility, the corresponding 2014 level slipped to 1,105 points and spot market weakness intensified in 2015, chiefly due to a sharp slowdown in drybulk trade growth, with the BDI’s annual average falling to 718 points. This was followed by new daily, monthly and quarterly lows in the first quarter of 2016, when weak global steel production, disruptions to cargo availability and lower bunker prices, together with negative seasonal factors, all contributed to the further weakening in the freight market. Despite a partial rebound over the rest of the year, the BDI’s annual average in 2016 of 673 points was the lowest since its inception in 1985.
However, 2017 did see the first rise in the BDI’s annual average for four years, to 1,145 points. This was followed by further gains in 2018, when the annual average of 1,353 points was a 7-year high and was followed by an identical annual average in 2019. Volatility remained a feature of drybulk spot markets in 2019, with the BDI eventually averaging 1,353 points. This was followed by the lowest annual average for four years in 2020 at 1,066. A very weak start to the year saw the index average just 461 points in February before improvements in the second half of the year saw it peak with an October average of 1,631.
The first of the charts below traces developments in representative 12-month charter rates for the four main vessel sizes from January 2003 to the end of December 2020, encompassing the all-time highs in vessel earnings and the subsequent slump in rates. The second chart looks in more detail at developments since the beginning of 2013. It shows the Capesize-led rebound from mid-2013 to the first quarter of 2014 and subsequent slide to the depressed levels in the first quarter of 2016 before the commencement of a revival during the second half of 2016. This was followed by further increases in 2017 and 2018, which saw period rates rise to their highest levels since 2014 before some softening into early 2019. Subsequently, period rates recovered over the course of 2019, but softened again from late 2019. These assessments are based on existing modern (that is, under 10 years of age) vessels. Within these individual size ranges, period rates will vary according to such factors as vessel age, size, fuel consumption and yard of build.
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
Jul-20
Jan-21

Dry Bulk Carrier 12-Month Period Charter Rates
Capesize
Panamax
Supramax
Handysize
$/Day
30,000
27,500
25,000
22,500
20,000
17,500
15,000
12,500
10,000
7,500
5,000
2,500
0
Jan-13
Apr-13
Jul-13
Oct-13
Jan-14
Apr-14
Jul-14
Oct-14
Jan-15
Apr-15
Jul-15
Oct-15
Jan-16
Apr-16
Jul-16
Oct-16
Jan-17
Apr-17
Jul-17
Oct-17
Jan-18
Apr-18
Jul-18
Oct-18
Jan-19
Apr-19
Jul-19
Oct-19
Jan-20
Apr-20
Jul-20
Oct-20
Jan-21

Asset Values
In addition to the global balance between the demand for new vessels and available shipbuilding capacity, newbuilding prices are also influenced by changes in vessel construction costs, due to such factors as movements in steel plate prices or exchange rates against the U.S. dollar in key shipbuilding nations (principally China, Japan and South Korea).

Panamax bulk carrier newbuilding prices in Japan peaked at $56 million in the third quarter of 2008 and subsequently fell to $29 million in the final quarter of 2012. By the end of 2013 Japanese prices had climbed to a 38-month high of $35 million, chiefly as the result of recovering newbuilding demand, and remained at similar levels through much of 2014. However, prices entered a downward trend in 2015 which continued into 2016 and, by the final quarter of that year, Japanese Panamax newbuilding prices reached their lowest level since 2003 at an estimated $23.5 million. From these lows there was a sharp rebound in Japanese prices to an estimated $33.0 million during the second half of 2018, before easing to $32.0 million through most of 2019 and 2020 to $29.0 million by the end of December 2020.

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

Consequently, the percentage decline in second-hand prices between 2008 and 2012 was more severe than for newbuildings. Prices showed a firmer trend from the beginning of 2013 to March 2014, when five-year old values rose by an average of approximately 50%, led by a 60-70% increase in Capesize prices. The onset of generally weaker spot and period charter rates began to erode second-hand values during the latter months of 2014, and downward pressure intensified during 2015 and into 2016, sharply reducing prices. By the end of February 2016, Panamax five-year old prices of approximately $11.0 million were at their lowest since the 1980s. From these lows, second-hand prices showed significant improvements, with Panamax five-year old values reaching approximately $22.5 million during 2019, before retreating to $21.5 million at the end of December 2020.

Handysize Bulk Carrier Representative Asset Values
$ million
$55
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
5-year old
10-year old
Newbuild Japan
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Jul-15
Jan-16
Jul-16
Jan-17
Jul-17
Jan-18
Jul-18
Jan-19
Jul-19
Jan-20
Jul-20
Jan-21

Handymax/Supramax Bulk Carrier Representative Asset Values
$ million
$80
$70
$60
$50
$40
$30
$20
$10
$0
5-year old
10-year old
Newbuild Japan
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Jul-15
Jan-16
Jul-16
Jan-17
Jul-17
Jan-18
Jul-18
Jan-19
Jul-19
Jan-20
Jul-20
Jan-21

Panamax Bulk Carrier Representative Asset Values
$ million
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
5-year old
10-year old
Newbuild Japan
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Jul-15
Jan-16
Jul-16
Jan-17
Jul-17
Jan-18
Jul-18
Jan-19
Jul-19
Jan-20
Jul-20
Jan-21

Capesize Bulk Carrier Representative Asset Values
$ million
$160
$140
$120
$100
$80
$60
$40
$20
$0
5-year old
10-year old
Newbuild Japan
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Jul-15
Jan-16
Jul-16
Jan-17
Jul-17
Jan-18
Jul-18
Jan-19
Jul-19
Jan-20
Jul-20
Jan-21

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
International Maritime Organization
The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to noxious liquid substances carried in bulk and harmful substances carried in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.
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
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The documents of compliance and safety management certificates are renewed as required.
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
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments that took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas.
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
On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (“IOPP”) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management, mandatory rather than permissive, and formalized an implementation schedule for D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial.
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
(iii)    loss of subsistence use of natural resources that are injured, destroyed or lost;
(iv)    net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
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
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President Trump proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. The effects of these proposals and changes are currently unknown, and recently, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.
OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where our vessels call.
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
The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of “waters of the United States.” The proposed rule was published in the Federal Register on February 14, 2019 and was subject to public comment. On October 22, 2019, the agencies published a final rule repealing the 2015 Rule defining “waters of the United States” and recodified the regulatory text that existed prior to the 2015 Rule. The final rule became effective on December 23, 2019. On January 23, 2020, the EPA published the “Navigable Waters Protection Rule,” which replaces the rule published on October 22, 2019, and redefines “waters of the United States.” This rule became effective on June 22, 2020, although the effective date has been stayed in at least one U.S. state pursuant to court order. The effect of this rule is currently unknown.
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
The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called “SOx-Emission Control Area:). As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.
On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market from 2022. This will require shipowners to buy permits to cover these emissions. Contingent on another formal approval vote, specific regulations are forthcoming and are expected to be proposed by 2021.

International Labour Organization
The International Labour Organization (the “ILO”) is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, former U.S. President Trump announced that the United States intends to withdraw from the Paris Agreement, and that withdrawal became effective on November 4, 2020. On January 20, 2021, U.S. President Biden signed an executive order to rejoin the Paris Agreement.
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
The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. As previously discussed, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Unions’s carbon market are also forthcoming.
In the United States, the EPA issued a finding that greenhouse gases endanger public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions and on August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. The EPA or individual U.S. states could enact environmental regulations that would affect our operations.
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
Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facility Security Code (“the ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.
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
The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP5 industry standard.

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or “the Rules”, which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g. American Bureau of Shipping, Lloyd’s Register of Shipping).
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
The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected, and we might not be always able to obtain adequate insurance coverage at reasonable rates.
Hull and Machinery Insurance
We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance including war loss of hire and freight, demurrage and defense insurance for our fleet.
Protection and Indemnity Insurance
Protection and indemnity insurance is provided by mutual protection and indemnity associations, or “P&I Associations”, and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs”.
Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of US$10 million up to, currently, approximately US$ 3.2 billion. In case of an ‘overspill’ claim, which would fall back on the collective membership and on the total limitation of the liability of group membership, that amount may go up to approximately US$ 8.2 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.
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
C.Organizational Structure
Eneti Inc. is a company incorporated under the laws of the Marshall Islands. We own our vessels through separate wholly-owned subsidiaries that are incorporated in the Marshall Islands. Please see Exhibit 8.1 to this annual report for a list of our current subsidiaries.
D.Property, Plants and Equipment
Our only material physical assets consist of our vessels which are owned through our separate wholly owned subsidiaries.
For a description of our fleet, see “Item 4. Information on the Company—B. Business Overview—Our Fleet.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS
None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.Operating Results
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
We are organized by vessel type into two operating segments:
•Ultramax Operations: includes vessels ranging from approximately 60,200 dwt to 64,000 dwt.
•Kamsarmax Operations: includes vessels ranging from approximately 82,000 dwt to 84,000 dwt.

In addition, in August 2020, the Company signed a letter of intent to enter into a shipbuilding contract with Daewoo Shipbuilding and Marine Engineering Inc. to build a wind turbine installation vessel (“WTIV”) which is expected to be delivered in 2023, with options to construct three further similar vessels. The Company’s purchase of the WTIV is subject to the negotiation and execution of definitive documentation.
Certain of the corporate income and general and administrative expenses incurred by the Company are not attributable to any specific segment. Accordingly, these amounts are not allocated to any of the Company’s segments and are included in the results below as “Corporate”.
We generate revenues by charging customers for the transportation of their drybulk cargoes using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:
•Commercial Pools, whereby we participate with other shipowners to operate a large number of vessels as an integrated transportation system, which offers customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools negotiate charters primarily in the spot market but may also arrange time charter agreements. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs (described below), thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market.
•Voyage charters, which are charters for short intervals that are priced on current, or “spot,” market rates.
•Time charters, which are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates.
•For all of our vessels in contractual relationships, we are responsible for crewing and other vessel operating costs for our owned or finance leased vessels and the charterhire expense for vessels that we time charter-in.
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
During 2020, and as of the date of this annual report, certain of our owned, finance leased and time chartered-in vessels are operating in the Scorpio Pools.
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
Voyage expenses. Voyage expenses primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters, as well as brokerage commissions and miscellaneous voyage expenses that we are unable to collect under time charter and pool arrangements. These expenses are subtracted from vessel revenues to calculate TCE revenues.
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
Depreciation. Depreciation expense typically consists of:
•charges related to the depreciation of the historical cost of our owned vessels (less an estimated residual value) over the estimated useful lives of the vessels;
•charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking; and
•amortization of assets under finance lease.
Time charter equivalent (TCE) revenue or rates. We report TCE revenues, a non-GAAP financial measure, because (i) we believe it provides additional meaningful information in conjunction with vessel revenues and voyage expenses, the most directly comparable U.S.-GAAP measures, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors. TCE revenue is vessel revenue less voyage expenses, including bunkers and port charges. The TCE rate achieved on a given voyage is expressed in U.S. dollars/day and is generally calculated by taking TCE revenue and dividing that figure by the number of revenue days in the period. For a reconciliation of TCE revenue, deduct voyage expenses from vessel revenue on our Statement of Operations. Please also see “Non-GAAP Financial Measures.”
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
Reconciliations of EBITDA, and TCE revenue as determined in accordance with U.S. GAAP for the years ended December 31, 2020, 2019, and 2018, as well as reconciliations of adjusted net income or loss and related per share amounts and adjusted EBITDA in accordance with U.S. GAAP for the years ended December 31, 2020 and 2019 are provided below.
EBITDA

	For the Year Ended December 31,
In thousands	2020	2019	2018
Net (loss) income	$(671,983)	$44,654	$(12,698)
Adjustments:
Net interest expense	29,853	42,887	39,180
Depreciation and amortization (1)	62,441	70,775	74,070
EBITDA	$(579,689)	$158,316	$100,552
(1) Includes depreciation, amortization of deferred financing costs and restricted stock amortization.
Adjusted net loss

	For the Year Ended December 31,
	2020		2019
In thousands, except per share amounts	Amount	Per share	Amount	Per share
Net (loss) income	$(671,983)	$(70.85)	$44,654	$6.42
Adjustments:
Loss / write down on assets held for sale	495,413	52.24	37,289	5.36
Write off of deferred financing cost	3,088	0.33	681	0.10
Total adjustments	498,501	52.57	37,970	5.46
Adjusted net (loss) income	$(173,482)	$(18.28)	$82,624	$11.88

Adjusted EBITDA

	For the Year Ended December 31,
In thousands	2020	2019
Net (loss) income	$(671,983)	$44,654
Impact of Adjustments (1)	498,501	37,970
Adjusted net (loss) income	(173,482)	82,624
Add Back:
Net interest expense	29,853	42,887
Depreciation and amortization (2)	59,353	70,094
Adjusted EBITDA	$(84,276)	$195,605
(1) Includes loss/write downs on assets held for sale of $495.4 million and $37.3 million and writes off of deferred financing costs of $3.1 million and $0.7 million for 2020 and 2019 respectively.
        (2) Includes depreciation, amortization of deferred financing costs and restricted stock amortization.
TCE Revenue
Time Charter Equivalent, or TCE, revenue is defined as vessel revenues less voyage expenses. Such TCE revenue, divided by the number of our available days during the period, or revenue days, is TCE per revenue day, which we believe is consistent with industry standards. TCE per revenue day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charterhire rates for vessels on voyage charters are generally not expressed in per-day amounts while charterhire rates for vessels on time charters generally are expressed in such amounts.

	For the Year Ended December 31,
In thousands	2020	2019	2018
Vessel Revenues	$163,732	$224,579	$242,502
Less:
Voyage expenses	(10,009)	(4,200)	(549)
TCE revenue	$153,723	$220,379	$241,953
Executive Summary for the Year Ended December 31, 2020

For the year ended December 31, 2020, net loss was $672.0 million, or $70.85 per diluted share, compared to a net loss of $44.7 million, or $6.42 per diluted share, in the same period in 2019. Results for 2020 include: a write-down on assets sold and classified as held for sale of approximately $495.4 million, or $52.24 per diluted share, a loss of approximately $106.5 million and cash dividend income of $1.1 million, or $11.11 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc., and a write-off of approximately $3.1 million, or $0.33 per diluted share, of deferred financing costs on the credit facilities related to repaid debt on vessels that have been sold. EBITDA for 2020 and 2019 were a loss of $579.7 million and $158.3 million, respectively (see Non-GAAP Financial Measures above).

    For 2020, the Company’s adjusted net loss was $173.5 million, or $18.28 adjusted per diluted share, which excludes the impact of the write-down of assets of approximately $495.4 million and the write-off of deferred financing costs on credit facilities related to sold vessels of approximately $3.1 million. Adjusted EBITDA for the twelve months of 2020 was a loss of $84.3 million. For 2019, the Company’s adjusted net income was $82.6 million, or $11.88 adjusted per diluted share, which excludes the impact of the write-down of assets of approximately $37.3 million and the write-off of related deferred financing costs of approximately $0.7 million. Adjusted EBITDA for the twelve months of 2019 was $195.6 million (see Non-GAAP Financial Measures above).
Total vessel revenues for 2020 were $163.7 million compared to $224.6 million for prior year period. Our TCE revenue (see Non-GAAP Financial Measures) for 2020 was $153.7 million, a decrease of $66.7 million from the prior year period.

Total operating expenses for the year ended December 31, 2020 were $693.4 million, including the write-down of assets either sold or held for sale of $495.4 million, compared to $246.0 million in 2019, which also included a write-down of assets either sold or held for sale of $37.3 million. This increase was due primarily to the aforementioned write-downs and increases in voyage and charterhire expenses.
Results for the Year Ended December 31, 2020 Compared to the Year Ended December 31,2019
Ultramax Operations

	Year Ended December 31,
	2020	2019	Change	% Change
TCE Revenue:
Vessel revenue	$96,685	$138,387	$(41,702)	(30)
Voyage expenses	5,178	1,512	3,666	242
TCE Revenue	$91,507	$136,875	$(45,368)	(33)
Operating expenses:
Vessel operating costs	62,264	67,305	(5,041)	(7)
Charterhire expense	2,487	3,726	(1,239)	(33)
Vessel depreciation	32,003	35,932	(3,929)	(11)
General and administrative expense	3,908	4,152	(244)	(6)
Loss / write down on assets held for sale	327,242	29,936	297,306	993
Total operating expenses	$427,904	$141,051	$286,853	203
Operating loss	$(336,397)	$(4,176)	$(332,221)	(7,955)
    Vessel revenue for our Ultramax Operations decreased to $96.7 million in 2020 from $138.4 million in 2019.
    TCE revenue (see Non-GAAP Financial Measures) for our Ultramax Operations was $91.5 million for 2020 compared to $136.9 million for the prior year. Our Ultramax fleet consisted of a day-weighted average of 33 vessels owned or finance leased and one vessel time chartered-in during the twelve months of 2020 and 37 vessels owned or finance leased and one vessel time chartered-in during the twelve months of 2019. TCE revenue per day was $10,879 and $10,291 for 2020 and 2019, respectively.

	Year Ended December 31,
Ultramax Operations:	2020	2019	Change	% Change
TCE Revenue	$91,507	$136,875	$(45,368)	(33)
TCE Revenue / Day	$10,879	$10,291	$588	6
Revenue Days	8,411	13,300	(4,889)	(37)
    Our Ultramax Operations vessel operating costs were $62.3 million in 2020, including approximately $3.7 million of takeover costs and contingency expenses compared with vessel operating costs for the prior year of $67.3 million, relating to 33 and 37 vessels owned or finance leased on average, respectively. The year over year decrease is due to primarily to the reduction in fleet size and the outbreak of COVID-19, which for most of 2020 reduced crew travel and the purchase of stores and spares and the performance of repairs. Daily operating costs excluding takeover costs and contingency expenses for the twelve months of 2020 remained relatively flat at $4,858 compared to $4,873 in the prior year period.
    Charterhire expense for our Ultramax Operations was approximately $2.5 million for 2020 and $3.7 million for 2019 and relates to the vessel that was time chartered-in until August 2020 when the vessel was redelivered to its owner.
    Ultramax Operations depreciation decreased from $35.9 million in 2019 to $32.0 million in 2020 due to the decrease in fleet size as a result of vessel sales and the classification of all of our remaining Ultramax vessels as held for sale (upon which depreciation ceases) as we intend to exit the drybulk industry.

    General and administrative expense for our Ultramax Operations, which consists primarily of administrative service fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions, was $3.9 million for 2020 and $4.2 million for 2019.
    During the twelve months of 2020, we recorded a write-down on assets of $327.2 million related to the sale of or classification of our Ultramax vessels as held for sale, as we announced our intention to exit the drybulk industry.

Kamsarmax Operations

	Year Ended December 31,
	2020	2019	Change	% Change
TCE Revenue:
Vessel revenue	$67,047	$86,192	$(19,145)	(22)
Voyage expenses	4,831	2,688	2,143	80
TCE Revenue	$62,216	$83,504	$(21,288)	(25)
Operating expenses:
Vessel operating costs	30,542	33,816	(3,274)	(10)
Charterhire expense	18,620	13,498	5,122	38
Vessel depreciation	16,366	18,292	(1,926)	(11)
General and administrative expense	1,891	2,083	(192)	(9)
Loss / write down on assets held for sale	168,171	7,353	160,818	2,187
Total operating expenses	$235,590	$75,042	$160,548	214
Operating (loss) income	$(173,374)	$8,462	$(181,836)	(2,149)
    Vessel revenue for our Kamsarmax Operations decreased slightly to $67.0 million in 2020 from $86.2 million in the prior year.
    TCE revenue (see Non-GAAP Financial Measures) for our Kamsarmax Operations was $62.2 million for 2020 associated with a day-weighted average of 16 vessels owned or finance leased and five vessels time chartered-in, compared to $83.5 million for the prior year, associated with a day-weighted average of 18 vessels owned or finance leased and three vessels time chartered-in. TCE revenue per day was $11,891 and $11,671 for 2020 and 2019, respectively.

	Year Ended December 31,
Kamsarmax Operations:	2020	2019	Change	% Change
TCE Revenue	$62,216	$83,504	$(21,288)	(25)
TCE Revenue / Day	$11,891	$11,671	$220	2
Revenue Days	5,232	7,155	(1,923)	(27)
    Kamsarmax Operations vessel operating costs were $30.5 million for 2020, including approximately $1.9 million of takeover costs and contingency expenses, compared with vessel operating costs of $33.8 million in the prior year and related to 16 and 18 vessels owned or finance leased on average, respectively. The year over year decrease is due primarily to the reduction in fleet size and the outbreak of COVID-19, which for most of 2020 reduced crew travel and the purchase of stores and spares and the performance of repairs. Daily operating costs excluding takeover costs and contingency expenses for the twelve months of 2020 decreased to $4,937 from $4,986 in the prior year period.
    Kamsarmax Operations charterhire expense was $18.6 million in 2020, relating to five vessels we began time chartering-in during 2019. The year over year increase from $13.5 million in 2019 reflects the full year impact of the cost in 2020.
    Kamsarmax Operations depreciation was $16.4 million and $18.3 million in 2020 and 2019, respectively, due to the decrease in fleet size as a result of vessel sales and the classification of all of our remaining Kamsarmax vessels as held for sale (upon which depreciation ceases) as we intend to exit the drybulk industry.

    General and administrative expense for Kamsarmax Operations was $1.9 million for 2020 and $2.1 million for 2019. The expense consists primarily of administrative services fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions.
    During 2020, we recorded a write-down of assets held for sale related to the sale of or classification of our Kamsarmax vessels as held for sale, as we announced our intention to exit the drybulk industry of approximately $168.2 million.
Corporate
    Certain general and administrative expenses the Company incurs, as well as all of its financial expenses and investment income or losses, are not attributable to a specific segment. Accordingly, these costs are not allocated to the Company’s segments. These general and administrative expenses, including compensation, audit, legal and other professional fees, as well as the costs of being a public company, such as director fees, were $19.8 million and $25.7 million in 2020 and 2019, respectively. The decrease from the prior year is due primarily to a reduction in compensation costs.
    We recorded a loss of approximately $106.5 million for the twelve months of 2020 and received cash dividend income of $1.1 million from our equity investment in Scorpio Tankers Inc. During the twelve months of 2019, we recorded a non-cash gain of approximately $114.7 million as well as cash dividend income of $2.2 million also related to our equity investment in Scorpio Tankers Inc.

Financial expenses, net of interest income decreased to $36.6 million in the twelve months of 2020 from $50.7 million in the prior year period due to lower LIBOR rates, as well as lower debt levels resulting from the sale of vessels and the redemption of our 7.50% Senior Unsecured Notes in August 2019.

Results for the Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018
    For a discussion of our results for the year ended December 31, 2019 compared to the year ended December 31, 2018, please see “Item 5 - Operating and Financial Review and Prospects - A. Operating Results - Results for the Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018” contained in our annual report on Form 20-F for the year ended December 31, 2019, filed with the SEC on April 2, 2020.
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
Vessels and depreciation
    Until December 2020, when we classified our remaining fleet as held for sale, we recorded the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel including capitalized interest and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciated our vessels on a straight-line basis to their residual value over their estimated useful lives of 25 years from the date the vessel is ready for its first voyage. The estimated useful life of 25 years was management’s best estimate and was also consistent with industry practice for similar vessels. The residual value was estimated as the lightweight tonnage of each vessel multiplied by an estimated scrap value per ton. The scrap value per ton was estimated taking into consideration the historical four years average scrap market rates at the balance sheet date.

    An increase in the useful life of a vessel or in its residual value would have had the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have had the effect of increasing the annual depreciation charge.

    When regulations place limitations over the ability of a vessel to trade on a worldwide basis, or when the cost of complying with such regulations is not expected to be recovered, we would have adjusted the vessel’s useful life to end at the date such regulations preclude such vessel’s further commercial use.

Pursuant to our bank credit facilities, prior to drawdown of loans under the credit facilities we submitted to the lenders valuations of the vessels collateralizing the relevant facility. Thereafter, we would regularly submit to the lenders valuations of our vessels on an individual charter free basis in order to evidence our compliance with the collateral maintenance covenants under our bank credit facilities.  Such a valuation was not necessarily the same as the amount any vessel may bring upon sale, which may be more or less, and should not be relied upon as such.
Assets held for sale
Assets held for sale include vessels and contracts for the construction of vessels and are classified in accordance with ASC 360, Property, Plant, and Equipment. We consider such assets to be held for sale when all of the following criteria are met:
•management commits to a plan to sell the property;
•it is unlikely that the disposal plan will be significantly modified or discontinued;
•the property is available for immediate sale in its present condition;
•actions required to complete the sale of the property have been initiated;
•sale of the property is probable and we expect the completed sale will occur within one year; and
•the property is actively being marketed for sale at a price that is reasonable given its current market value.
Upon designation as an asset held for sale, we record the asset at the lower of its carrying value or its estimated fair value, less estimated costs to sell, and, if the asset is a vessel, we cease depreciation.
Determination of fair value less costs to sell implies significant judgments. Management estimated the fair value of each individual vessel in the fleet based on its specific characteristics, such as category of the vessel (Ultramax or Kamsarmax), year and shipyard of construction, cargo carrying capacity, scrubbers retrofit, the Company’s recent sales transactions for similar vessels, and other factors. Management also estimated incremental direct costs to sell mainly on the basis of existing contracts (termination fees to be paid to related party commercial and technical managers) and customary industry practices (commissions to be paid to brokers).
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

During December 2020, the Company’s Board of Directors authorized the Company, as part of its transition to a sustainable future, to sell its remaining drybulk vessels and exit the drybulk sector during 2021, classifying all of its remaining fleet as held for sale at December 31, 2020. As a result of this decision, the Company recorded a charge of $458.8 million to remeasure its fleet to its fair value less costs to sell.

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

    In our impairment testing, we also examine the sensitivity of the future income streams expected to be earned and carrying values to be recovered by reviewing other scenarios relative to the initial assumptions we used to see if the resulting impact would have resulted in a different conclusion. Accordingly, we perform a sensitivity analysis based on more conservative expected useful lives and carrying amounts for our vessels. We then evaluated the outcome of the sensitivity analysis performed to assess their impact on our conclusions. In the analyses in 2019 and 2018, we found that there was no impairment of any of our assets or asset groups.
B.Liquidity and Capital Resources
Our primary source of funds for our short-term and long-term liquidity needs will be the cash flows generated from our vessels, which primarily operated in the Scorpio Pools during 2020, in the spot market or, under certain circumstances on time charter. We believe that the Scorpio Pools reduce volatility because (i) they aggregate the revenues and expenses of all pool participants and distribute net earnings to the participants based on an agreed upon formula and (ii) some of the vessels in the pool are on time charter. Furthermore, spot charters provide flexibility and allow us to fix vessels at prevailing rates.
At December 31, 2020, cash and cash equivalents totaled $84.0 million. We believe that our current cash and cash equivalents balance and operating cash flows, our ability to sell our investment in Scorpio Tankers, as well as our access to credit markets will be sufficient to meet our short-term and long-term liquidity needs for the next 12 months from the date of this annual report, which are primarily comprised of debt repayment obligations (see Liquidity Risk section of Note 1, Organization and Basis of Presentation, to the consolidated financial statements).
Cash Flow
Operating Activities
The table below summarizes the effect of the major components of operating cash flow.

	Year Ended December 31,
(in thousands)	2020	2019	2018
Net (loss) income	$(671,983)	$44,654	$(12,698)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:	574,061	(15,997)	81,247
Related party balances	9,314	2,993	(195)
Effect of changes in other working capital and operating assets and liabilities	49,773	2,230	2,092
Net cash (used in) provided by operating activities	$(38,835)	$33,880	$70,446
The cash flow provided by operating activities for 2020 reflects the lower time charter rates earned during the period. Our non-cash items include unrealized losses on investments, the loss/write-down on vessels held for sale, vessel depreciation, amortization of restricted stock and deferred financing costs.
Investing Activities

Net cash provided by investing activities of $195.5 million during 2020 primarily reflects the proceeds received from the sale of vessels and the proceeds received from the sale of 2.25 million common shares of Scorpio Tankers Inc. in May 2020 partially offset by payments made on our scrubber program.
Financing Activities
Net cash used financing activities of $115.2 million primarily reflects the repayments of long term debt related to the sale of vessels, as well as per the normal amortization schedule and the repurchase of our common shares under our share repurchase program offset by net proceeds from our issuance of stock and the refinancing of existing bank debt under financing obligations via our new sale and leaseback transactions.

Equity Issuance

In June 2020, the Company issued approximately 4.7 million shares (which includes the exercise in full of the underwriters’ option to purchase additional shares) of its common stock, par value $0.01 per share, at $18.46 per share in an underwritten public offering. Scorpio Services Holding Limited, a related party to the Company, purchased 950,000 common shares in the offering at the public offering price, after which it beneficially owned 16.1% of the Company’s outstanding common stock at that time, thereby increasing Scorpio Holdings Limited’s beneficial ownership of the Company’s outstanding common stock to 20.0% at that time. The Company received approximately $82.3 million of net proceeds from the issuance.

Share Repurchase Program

In January 2019, the Company’s Board of Directors authorized a Securities Repurchase Program to purchase up to an aggregate of $50.0 million of the Company’s securities (the “Program”). During the fourth quarter of 2020, we repurchased approximately 1.1 million shares of our common stock, at an average cost of $15.52 per share. We subsequently repurchased approximately 41,000 shares of our common stock at an average cost of $16.96 per share from January 1, 2021 through March 8, 2021. These repurchases, totaling $17.4 million, were made under the Program and funded from available cash resources. As of March 8, 2021, the Company had $32.6 million authorized remaining available under the Program.

Dividend

During 2020, our Board of Directors declared and we paid cash dividends totaling $0.35 per share or $3.2 million in the aggregate.

On January 29, 2021, our Board of Directors declared a quarterly cash dividend of $0.05 per share, payable on or about March 12, 2021, to all shareholders of record as of February 12, 2021.
Secured Credit Facilities and Financing Obligations
As of December 31, 2020, we had $561.2 million of outstanding borrowings under the credit agreements and financing obligations described below as shown in the following table (dollars in thousands):

	December 31, 2020	March 8, 2021
	Amount outstanding	Amount outstanding
$85.5 Million Credit Facility	21,974	10,988
$30.0 Million Credit Facility	24,881	12,126
$60.0 Million Credit Facility	23,746	—
$184.0 Million Credit Facility	49,641	36,968
$34.0 Million Credit Facility	30,536	30,536
$90.0 Million Credit Facility	22,340	21,732
$19.6 Million Lease Financing - SBI Rumba	15,614	15,393
$19.0 Million Lease Financing - SBI Tango	16,109	15,900
$19.0 Million Lease Financing - SBI Echo	16,259	16,060
$20.5 Million Lease Financing - SBI Hermes	17,763	17,537
$21.4 Million Lease Financing - SBI Samba	18,960	18,709
CMBFL Lease Financing	102,282	99,601
$45.0 Million Lease Financing - SBI Virgo & SBI Libra	39,375	38,728
AVIC Lease Financing	101,957	33,576
$67.3 Million Lease Financing	59,779	58,870
Total	$561,216	$426,724
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
Financial Covenants under the Agreements Governing our Indebtedness
Our credit facilities and financing obligations discussed above, have, among other things, the following financial covenants, as amended or waived, the most stringent of which require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth (adjusted for a minimum amount of $100.0 million in historical non-operating costs and to exclude certain future non-operating items, including impairments) no less than $500.0 million plus (i) 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after December 31, 2013 and (ii) 50% of the value of any new equity issues occurring on or after December 31, 2013.
•Minimum liquidity of not less than the greater of $25.0 million or $0.5 million per owned or finance leased vessel.
•Minimum fair value of the collateral for each credit facility, such that the aggregate fair value of the vessels collateralizing the credit facility is between 140% and 160% of the aggregate principal amount outstanding under such credit facility, or, if we do not meet these thresholds to prepay a portion of the loan or provide additional security to eliminate the shortfall.
•Minimum fair value of the vessel for certain financing obligations be 115% of the principal amount outstanding under such financing obligation, or, if we do not meet this threshold, to prepay a portion of the financing obligation or provide additional security to eliminate the shortfall.
Our credit facilities and financing obligations set out above have, among other things, the following restrictive covenants which would restrict our ability to:
•incur additional indebtedness;
•sell the collateral vessel, if applicable;
•make additional investments or acquisitions;
•pay dividends; or
•effect a change of control of us.

A violation of any of the financial covenants contained in our credit facilities and financing obligations described above may constitute an event of default under all of our credit facilities and financing obligations, which, unless cured within the grace period set forth under the credit facility or financing obligation, if applicable, or waived or modified by our lenders, provides our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with the financial covenants in the agreements governing our indebtedness, sell vessels in our fleet, reclassify our indebtedness as current liabilities, accelerate our indebtedness, and foreclose their liens on our vessels and the other assets securing the credit facilities and financing obligations, which would impair our ability to continue to conduct our business.
In addition, our credit facilities and finance leases contain subjective acceleration clauses under which the debt could become due and payable in the event of a material adverse change in our business.
Furthermore, our credit facilities and financing obligations contain a cross-default provision that may be triggered by a default under one of our other credit facilities and financing obligations. A cross-default provision means that a default on one loan or financing obligation would result in a default on certain of our other loans and financing obligations. Because of the presence of cross-default provisions in certain of our credit facilities and financing obligations, the refusal of any one lender under our credit facilities and financing obligations to grant or extend a waiver could result in certain of our indebtedness being accelerated, even if our other lenders under our credit facilities and financing obligations have waived covenant defaults under the respective credit facilities and financing obligations. If our secured indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our credit facilities and financing obligations if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.
Moreover, in connection with any waivers of or amendments to our credit facilities and financing obligations that we have obtained, or may obtain in the future, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities and financing obligations. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.
As of December 31, 2020, we were in compliance with all of the financial covenants contained in the credit facilities and financing obligations that we had entered into as of that date.
Please see Note 10, Debt, to our consolidated financial statements for additional information about our credit facilities and financing obligations.
$67.3 Million Lease Financing

On March 19, 2020, we closed the transactions to sell and leaseback the SBI Cronos and SBI Achilles, two Ultramax vessels and on April 2, 2020, we closed a transaction to sell and lease back the SBI Lynx, a Kamsarmax vessel to Ocean Yield ASA. As part of the transaction we agreed to bareboat charter-in the SBI Cronos for a period of nine years, the SBI Achilles for a period of ten years and the SBI Lynx for a period of twelve years. We have several purchase options during the charter period of each agreement, as well as a purchase option for each vessel upon the expiration of the relevant agreement.

The transaction provided financing for the installation of scrubbers for each of the vessels included at approximately $1.5 million, which amortize over four years.

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
This transaction provided for financing for the installation of scrubbers for each of the six vessels included at the lowest of (a) 82% of the scrubber market value, (b) 82% of the scrubber price and (c) approximately $1.6 million, which would amortize over five years at $82,000 per quarter per vessel once drawn down.

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
This transaction provided for up to $1.5 million of financing for the installation of scrubbers for each of the vessels included. These amortize at $1,370 per day per vessel for the first two years and $685 per day per vessel for the following two years once drawn down.
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
$21.4 Million Lease Financing - SBI Samba
On April 15, 2019, we closed a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Samba, a 2015 Japanese built Kamsarmax vessel, for consideration of $21.4 million. As part of the transaction, we make monthly payments of $208,354 under a five-year bareboat charter agreement with the buyer. The transaction also provided us with the option to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement.
$19.0 Million Lease Financing - SBI Echo
On July 18, 2018, we closed a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Echo, a 2015 Japanese built Ultramax vessel, for consideration of $19.0 million. As part of the transaction, we make monthly payments of $164,250 under a five-year bareboat charter agreement with the buyer. The transaction also provided us with options to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement.
$19.0 Million Lease Financing - SBI Tango
On July 18, 2018, we closed a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Tango, a 2015 Japanese built Ultramax vessel, for consideration of $19.0 million. As part of the transaction, we make monthly payments of $164,250 under a five-year bareboat charter agreement with the buyer. The transaction also provided us with options to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement.
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
$19.6 Million Lease Financing - SBI Rumba
On October 25, 2017, we closed a financing transaction with unaffiliated third parties involving the sale and leaseback of the SBI Rumba, a 2015 Japanese built Kamsarmax vessel, for consideration of approximately $19.6 million. As part of the transaction, we make monthly payments of $164,250 under a nine and a half year bareboat charter agreement with the buyers, which we have the option to extend for a further six months. The agreement also provides us with options to repurchase the vessel beginning on the fifth anniversary of the sale until the end of the bareboat charter agreement.

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
On August 28, 2019, this facility was increased by approximately $2.6 million in the aggregate, which amortizes over twelve equal quarterly payments, for the financing of the installation of scrubbers on the two vessels financed under this facility.
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
$184.0 Million Credit Facility
On September 21, 2018, we entered into a senior secured credit facility for up to $184.0 million with Nordea Bank ABP, New York Branch, and Skandinaviska Enskilda Banken AB (publ) to refinance up to 60% of the fair market value of six Ultramax vessels (SBI Athena, SBI Thalia, SBI Zeus, SBI Hera, SBI Poseidon and SBI Apollo) and six Kamsarmax vessels (SBI Conga, SBI Bolero, SBI Sousta, SBI Rock, SBI Reggae and SBI Mazurka). The facility, which was comprised of a term loan of up to $104.0 million and a revolver of up to $80.0 million, has a final maturity date of five years from signing date and bears interest at LIBOR plus a margin of 2.40% per annum. This facility is secured by, among other things, a first preferred mortgage on the vessels financed and is guaranteed by each of the vessel owning subsidiaries.
On June 19, 2019, this facility was increased by approximately $17.4 million in the aggregate for the financing of the installation of scrubbers on the twelve vessels financed under this facility at that time. The repayment profile is on a fifteen year age adjusted profile.
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
On June 17, 2019, this facility was increased by $3.0 million in the aggregate for the financing of the installation of scrubbers for each of the two vessels which amortizes at $125,000 per quarter per vessel once drawn down.
$90.0 Million Credit Facility
On November 8, 2018, we entered into a senior secured credit facility for up to $90.0 million with Nordea Bank ABP, New York Branch and DVB Bank SE. The loan facility, which has a final maturity date of five years from signing date and bears interest at LIBOR plus a margin of 2.35% per annum, was used to finance up to 60% of the fair market value of six Ultramax vessels (SBI Orion, SBI Hyperion, SBI Tethys, SBI Hercules, SBI Samson and SBI Phoenix). This facility was secured by, among other things, a first preferred mortgage on the vessels financed and is guaranteed by each of the vessel owning subsidiaries.
On June 14, 2019, this facility was increased by approximately $8.7 million in the aggregate for the financing of the installation of scrubbers on the six vessels financed under this facility at that time. The repayment profile is on a fifteen-year age adjusted profile.

$85.5 Million Credit Facility
On December 5, 2017, we entered into a senior secured credit facility for up to $85.5 million which was used to finance a portion of the purchase price of six Ultramax vessels we acquired in the fourth quarter of 2017. The facility has a maturity date of February 15, 2023 and bears interest at LIBOR plus a margin of 2.85% per annum. Subsequently, two Ultramax vessels were financed by the $45.0 Million Lease Financing - SBI Virgo and SBI Libra. This facility is secured by, among other things, a first preferred mortgage on the remaining Ultramax vessels financed and is guaranteed by each vessel owning subsidiary.
On October 21, 2019, this facility was increased by approximately $5.7 million in the aggregate for the financing for the installation of scrubbers on the four remaining vessels financed under this facility at that time, and amortize in equal quarterly payments (once drawn down) until December 31, 2022.
COVID-19
Since the beginning of the calendar year 2020, the ongoing outbreak of COVID-19 has spread throughout the world and has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial and commodities markets. With respect to our current drybulk operations, a significant reduction in manufacturing and other economic activities has and is expected to continue to have a materially adverse impact on the global demand for raw materials, coal and other bulk cargoes that our customers transport on our vessels. This significant decline in the demand for drybulk tonnage may materially and adversely impact our ability to profitably charter our vessels. When these measures and the resulting economic impact will end and what the long-term impact of such measures on the global economy will be are not known at this time. As a result, the extent to which COVID-19 will impact the Company’s results of operations and financial condition, including its planned transition towards marine-based renewable energy, will depend on future developments, which are highly uncertain and cannot be predicted.
C.Research and Development, Patents and Licenses, Etc.
Not applicable
D.Trend Information
See “Item 4. Information on the Company - B. Business Overview - Industry and Market Conditions.”
E.Off-Balance Sheet Arrangements
As of December 31, 2020, we agreed to guarantee certain obligations of certain related parties arising from bunker purchases made through April 2021 on behalf of the vessels we own. The maximum potential amount of future payments is $4.0 million.
F.Tabular Disclosure of Contractual Obligations
Not applicable
G.Safe Harbor
    See “Cautionary Statement Regarding Forward-Looking Statements” at the beginning of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
Set forth below are the names, ages and positions of our directors and executive officers. Our Board of Directors is elected annually on a staggered basis, and each director elected holds office for a three-year term or until their successor shall have been duly elected and qualified, except in the event of their death, resignation, removal or the earlier termination of their term of office. Our Class A directors will serve for a term expiring at the 2023 annual meeting of shareholders, our Class B directors will serve for a term expiring at the 2021 annual meeting of shareholders, and our Class C directors will serve for a term expiring at the 2022 annual meeting of shareholders. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected. The business address of each of our directors and executive officers listed below is Eneti Inc., 9, Boulevard Charles III, MC 98000 Monaco.

Name	Age	Position
Emanuele A. Lauro	42	Chairman, Class A Director and Chief Executive Officer
Robert Bugbee	60	Class B Director and President
Cameron Mackey	52	Chief Operating Officer
Filippo Lauro	44	Vice President
Hugh Baker	53	Chief Financial Officer
Fan Yang	32	Secretary
Einar Michael Steimler	72	Class B Director
Roberto Giorgi	70	Class A Director
Christian M. Gut	41	Class C Director
Thomas Ostrander	70	Class A Director
James B. Nish	62	Class C Director
Berit Ledel Henriksen	67	Class B Director
Biographical information concerning the directors and executive officers listed above is set forth below.
Emanuele A. Lauro, Chairman and Chief Executive Officer
Emanuele A. Lauro, the Company’s co-founder, has served as the Company’s Chairman and a Class A Director since April 2013 and as Chief Executive Officer since July 2013. He has also served as Chairman and Chief Executive Officer of Scorpio Tankers Inc. (NYSE: STNG) since its initial public offering in April 2010, and of Hermitage Offshore Services Ltd. (OTC: HOFSQ) since December 2018. Mr. Emanuele Lauro joined Scorpio in 2003 and has continued to serve there in a senior management position since 2004. Under his leadership, Scorpio has grown from an owner of three vessels in 2003 to become a leading operator and manager of more than 250 vessels in 2021. Over the course of the last several years, Mr. Emanuele Lauro has founded and developed all of the Scorpio Pools in addition to several other ventures such as Scorpio Logistics, which owns and operates specialized assets engaged in the transshipment of dry cargo commodities and invests in coastal transportation and port infrastructure developments in Asia and Africa since 2007. He is the President of the Monaco Chamber of Shipping and is also a member of the Advisory Board of Fordham University. In addition, Mr. Emanuele Lauro served as director of the Standard Club from May 2013 to January 2019. He has a degree in international business from the European Business School, London. Mr. Emanuele Lauro is the brother of our Vice President, Mr. Filippo Lauro.

Robert Bugbee, President and Director
Robert Bugbee, the Company’s co-founder, has served as a Class B Director since April 2013 and as President since July 2013. He has more than 36 years of experience in the shipping industry. Mr. Bugbee has also served as President and Director of Scorpio Tankers Inc. since its initial public offering in April 2010 and of Hermitage Offshore Services Ltd. since December 2018. He joined Scorpio in March 2009 and has continued to serve there in a senior management position. Prior to joining Scorpio, Mr. Bugbee was a partner at Ospraie Management LLP between 2007 and 2008, a company which advises and invests in commodities and basic industries. From 1995 to 2007, he was employed at OMI Corporation, or OMI, a NYSE-listed tanker company sold in 2007. While at OMI, Mr. Bugbee served as President from January 2002 until the sale of the company, and before that served as Executive Vice President since January 2001, Chief Operating Officer since March 2000 and Senior Vice President from August 1995 to June 1998. Mr. Bugbee joined OMI in February 1995. Prior to this, he was employed by Gotaas-Larsen Shipping Corporation since 1984. During this time, Mr. Bugbee took a two year sabbatical from 1987 for the M.I.B. Program at the Norwegian School for Economics and Business Administration in Bergen. He has a B.A. (Honors) from London University.
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
Hugh Baker, Chief Financial Officer
Hugh Baker has served as our Chief Financial Officer since July 2013. Mr. Baker has also been employed by Scorpio Tankers Inc. since 2012 focusing on business development and finance. For three years before joining Scorpio, Mr. Baker was a Managing Director in the investment banking team at Evercore Partners in New York, concentrating on the shipping industry. Prior to Evercore, he was the Head of Shipping at HSH Nordbank in New York and was previously a Managing Director in the ship finance team at ING Bank in London. Prior to banking, Mr. Baker worked in commercial roles for Greek-owned shipping companies in London. Mr. Baker has a BA from the London School of Economics and a MSc in Shipping, Trade & Finance from Cass Business School. Mr. Baker is a Fellow of the Institute of Chartered Shipbrokers.
Fan Yang, Secretary
Fan Yang has served as our Secretary since December 2018. Ms. Yang joined Scorpio in February 2018, serving as Secretary since December 2018, and also serves as Secretary of Scorpio Tankers Inc. and Hermitage Offshore Services Ltd. Ms. Yang is admitted as a solicitor of the Supreme Court of England and Wales. Prior to joining Scorpio, Ms. Yang was in private practice in London at Travers Smith LLP and Freshfields Bruckhaus Deringer LLP, and led a law reform project at the Law Commission, an independent body that makes recommendations for the reform of the law of England and Wales to Parliament. She has a BA in Law from the University of Cambridge.
Einar Michael Steimler, Director
Einar Michael Steimler has served as our Class B Director since the closing of our initial public offering in December 2013 and is our lead independent director. Mr. Steimler has also served as a director of DHT Holdings Inc. (NYSE:DHT), where he is also the Chairman of the Nominating and Corporate Governance Committee and a member of the Compensation Committee. Mr. Steimler has over 48 years of experience in the shipping industry. In 2000, he was instrumental in the formation of Tanker (UK) Agencies, the commercial agent to Tankers International. He served as its Chief Executive Officer until the end of 2007, and subsequently as its Chairman until 2011. From 1998 to 2010, Mr. Steimler served as a Director of Euronav NV (EURN:EN Brussels). He has been involved in both sale and purchase and chartering brokerage in the tanker, gas and chemical sectors and was a founder of Stemoco, a Norwegian ship brokerage firm. He graduated from the Norwegian School of Business Management in 1973 with a degree in Economics.
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

Christian M. Gut, Director
Christian M. Gut has served as our Class C Director since the closing of our initial public offering in December 2013. He is the co-founder and co-manager of Luxembourg based Millennia SICAV-RAIF, a consumer credit strategies specialist, and of its sub-fund P2P Lending Fund launched in 2018. Mr. Gut started his professional career at ThyssenKrupp Technologies AG (as it then was) in Essen, Germany in 2002. He later joined Singapore based EABC Pte Ltd., or EABC, in 2003 where he served as Director from 2006 to 2018. EABC’s services comprised market intelligence and strategy, sales promotion and support to project management in selected Asia Pacific countries, principally Australia. Furthermore, Mr. Gut was a co-founder and a former co-manager of the Stellar Energy Fund, launched in Singapore in 2006, which invested in fossil and renewable energy focused private companies in Asia, Middle East and Europe with exposure on the following industries: oil trading and bunkering, gas E&P, solar, geothermal and power generating heat plants. Mr. Gut has a Bachelor’s degree in international business from the European Business School in London.
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
James B. Nish, Director
James B. Nish has served as our Class C director since January 2016. Mr. Nish has over 31 years of experience in investment banking, serving clients across a variety of international industrial markets. Since 2015, he has served as a Board member and Chairman of the Audit Committee of Gibraltar Industries, Inc. (NASDAQ: ROCK), a manufacturer of products serving the renewable energy, growing and processing, home improvement, and infrastructure markets, and was also appointed as Chairman of its Capital Structure and Asset Management Committee in 2018. Mr. Nish has also served as a Board member of Alert360, a private company that provides security alarm monitoring and related home automation services to subscribers in the United States, since 2014 and as Chairman of the Audit Committee since 2020. From 2008 to 2012, he was Group Head of Middle Corporate Investment Banking at J.P. Morgan. From 1986 to 2008, Mr. Nish served as Co-Chairman of the Investment Banking Commitment Committee and Group Head of the General Industries Group of Bear Stearns & Co. Inc., where he organized and managed investment banking coverage of a diversified group of industrial companies.  Mr. Nish is a Certified Public Accountant and Adjunct Professor in both the Undergraduate Business School and MBA Programs at Baruch College, Zicklin School of Business in New York and at Pace University, Lubin School of Business in New York, where he teaches a number of courses in both the Accounting and Finance departments. Mr. Nish has an MBA from the Wharton School at the University of Pennsylvania and a BS from the State University of New York at Buffalo in Accounting and Business.
Berit Ledel Henriksen, Director
Berit Ledel Henriksen has served as our Class B Director since February 2019. Ms. Henriksen has extensive experience from the banking and finance industries. She serves as a director of Ferd Holding AS, a Norwegian investment company that manages a broad portfolio of privately owned and Nordic listed companies. Furthermore, Ms. Henriksen also serves on the board of directors of three other privately held companies in Norway, and on the Nomination Committees of Equinor ASA and Norsk Hydro ASA, two Norwegian listed companies. She is also a member of Norsk Hydro ASA’s Corporate Assembly. From 1985 to 2017, Ms. Henriksen held a range of management positions at DNB, Norway's largest financial services group, where she focused on shipping, energy and other international industries. Ms. Henriksen most recently served as DNB’s Executive Vice President and Global Head of Energy (Power & Renewables and Oil & Gas), and was Head of DNB Americas in New York between 1998 and 2004. She also previously held various other bank related board positions. Ms. Henriksen has an MBA from the Ivey Business School at the University of Western Ontario, and a BSc from the Dalhousie University in Halifax, Canada.

B.Compensation

Each of our non-employee directors receive cash compensation in the aggregate amount of $60,000 annually, plus either (i) an additional fee of $10,000 per year for each committee on which a director serves or (ii) an additional fee of $20,000 per year for each committee for which a director serves as Chairman. In addition, our lead independent director receives an additional fee of $20,000 per year. All actual expenses incurred while acting in their capacity as a director are reimbursed. For each board or committee meeting the non-employee director attends, the director receives $2,000. There are no material post-employment benefits for our executive officers or directors.  By law, our employees in Monaco are entitled to a one-time payment of up to two months’ salary upon retirement if they meet certain minimum service requirements. For the year ended December 31, 2020, we paid an aggregate compensation to our directors and senior management of approximately $7.5 million.
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
Equity Incentive Plan
Our Board of Directors has adopted an equity incentive plan, which we refer to as the Equity Incentive Plan, under which directors, officers and employees of us and our subsidiaries, as well as employees of affiliated companies are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common shares. As of March 8, 2021, we had reserved a total of 1,166,229 common shares, for issuance under the Equity Incentive Plan, subject to adjustment for changes in capitalization as provided in the Equity Incentive Plan. Our Equity Incentive Plan is administered by our Compensation Committee.
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
On November 9, 2020, we granted 395,000 restricted shares with an aggregate fair value of $5.2 million to our officers, employees and SSH employees pursuant to the Equity Incentive Plan. These awards will vest in three equal annual installments beginning on June 6, 2022.
On June 26, 2020, we granted 30,000 restricted shares with an aggregate fair value of $0.5 million to our independent directors pursuant to the Equity Incentive Plan. These awards will vest in three equal annual installments beginning on June 16, 2021.
On July 22, 2019, we granted 109,070 restricted shares with an aggregate fair value of $7.3 million to our officers, employees and SSH employees pursuant to the Equity Incentive Plan. These awards will vest in three equal annual installments beginning on May 24, 2021.
On June 5, 2019, we granted 18,000 restricted shares with an aggregate fair value of $0.8 million to our independent directors pursuant to the Equity Incentive Plan. These awards will vest in three equal annual installments beginning on the first anniversary of the date of grant.
On September 28, 2018, we granted 118,935 restricted shares with an aggregate fair value of $8.6 million to our officers, employees and members of our Board of Directors pursuant to the Equity Incentive Plan. Of these restricted shares, 15,000 restricted shares vest in three equal annual installments beginning June 10, 2019 and 103,935 restricted shares vest in three equal annual installments beginning on June 10, 2020.
On February 2, 2018, we granted 64,618 restricted shares with an aggregate fair value of $4.8 million to our officers, employees, members of our Board of Directors and SSH employees pursuant to the Equity Incentive Plan. These awards vest in three equal annual installments beginning on December 9, 2019.
Compensation cost is recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. Please see Note 9, Equity Incentive Plan, to our Consolidated Financial Statements included herein for additional information.
C.Board Practices
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
D.Employees
For the years ended December 31, 2020 and 2019 we had seven full time equivalents (excluding our executive officers) and for the year ended December 31, 2018 we had six full time equivalents (excluding our executive officers).
Our executive officers are employed by us and our support staff is provided by SSH pursuant to the Administrative Services Agreement. Our technical manager, SSM, is responsible for identifying, screening and recruiting, directly or through a crewing agent, the officers and all other crew members for our vessels that are employed by our vessel-owning subsidiaries.
E.Share ownership

The common shares beneficially owned by our directors and our executive officers are disclosed in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
A.Major shareholders.
The following table sets forth information regarding beneficial ownership of our common shares for (i) owners of more than five percent of our common shares and (ii) our directors and executive officers, of which we are aware as of March 8, 2021. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each share of our common stock held.

Name	No. of Shares		% Owned (1)
Scorpio Holdings Limited	3,224,751	(2)	28.6%
GRM Investments Ltd.	1,825,643	(3)	16.2%
Directors and executive officers as a group	721,736		6.4%
____________________
(1)Calculated based on 11,269,473 common shares outstanding as of March 8, 2021.
(2)This information is derived from a Schedule 13D/A filed with the SEC on December 23, 2020 by Scorpio Holdings Limited, Scorpio Services Holding Limited, and Ms. Annalisa Lolli-Ghetti. Ms. Annalisa Lolli-Ghetti may be deemed to be the ultimate beneficial owner of these shares by virtue of being the majority shareholder of Scorpio Holdings Limited. Emanuele Lauro, our Director and Chief Executive Officer, Robert Bugbee, our Director and President, and Cameron Mackey, our Chief Operating Officer, own 10%, 10% and 7% of Scorpio Holdings Limited, respectively.
(3)This information is derived from Schedule 13G/A filed with the SEC on June 12, 2020.
As of March 1, 2021, we had 119 shareholders of record, 41 of which were located in the United States and held an aggregate of 10,735,489 shares of our common stock, representing 95.3% of our outstanding common shares. However, one of the U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which held 10,383,611 shares of our common stock, as of that date. Accordingly, we believe that the shares held by Cede & Co. include common shares beneficially owned by holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.
B.Related Party Transactions
Management of Our Fleet
Commercial and Technical Management Agreements - Master Agreement
Our vessels have been commercially managed by SCM and technically managed by SSM pursuant to the Master Agreement, which may be terminated by either party upon 24 months’ notice, unless terminated earlier in accordance with its terms. In the event of a sale of one or more vessels, a notice period of three months and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change of control, including a sale of all or substantially all vessels, in which case a payment equal to 24 months of management fees will apply as was the case in the fourth quarter of 2020, when the our Board of Directors authorized us, as part of our transition to a sustainable future, to sell our remaining drybulk vessels and exit the drybulk sector during 2021. This fee was considered as part of our assessment of the fair value less cost to sell of our remaining fleet, and is therefore included in the captions "Loss/write down on assets held for sale-related party" in the Consolidated Statement of Operations, and "Assets held for sale" in the Consolidated Balance Sheet.
SCM’s commercial management services have included securing employment for our vessels in the spot market or on time charters. SCM has also managed the Scorpio Pools (spot market-oriented vessel pools) including the Scorpio Ultramax Pool, the Scorpio Kamsarmax Pool and the currently inactive Scorpio Capesize Pool in which most of our owned, finance leased and time chartered-in vessels are employed and from which a significant portion of our revenue is generated. For commercial management of any of our vessels that does not operate in one of these pools, we pay SCM a daily fee of $300 per vessel, plus a 1.75% commission on the gross revenues per charter fixture. The Scorpio Ultramax Pool and Scorpio Kamsarmax Pool participants, including us and third-party owners of similar vessels, pay SCM a pool management fee of $300 per vessel per day, plus a 1.75% commission on the gross revenues per charter fixture.

SSM’s technical management services have included providing technical support, such as arranging the hiring of qualified officers and crew, supervising the maintenance and performance of vessels, purchasing supplies, spare parts and new equipment, arranging and supervising drydocking and repairs, and monitoring regulatory and classification society compliance and customer standards. We pay SSM an annual fee of $160,000 plus charges for certain itemized services per vessel to provide technical management services for each of our owned or finance leased vessels. In addition, representatives of SSM, including certain subcontractors, previously provided us with construction supervisory services while our vessels were being constructed in shipyards. For these services, we compensated SSM for its direct expenses, which varied between $200,000 and $500,000 per vessel. Please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Commercial and Technical Management Agreements” for additional information.
Administrative Services Agreement
We entered into the Administrative Services Agreement with SSH for the provision of administrative staff, office space and accounting, legal compliance, financial and information technology services, for which we reimburse SSH for the direct and indirect expenses incurred while providing such services, as well as arranging vessel sales and purchases for us, including newbuildings.

In addition, SSH has agreed with us not to own any drybulk carriers greater than 30,000 dwt for so long as the Administrative Services Agreement is in full force and effect. The Administrative Services Agreement may be terminated by SSH upon 12 months’ notice or by us upon 24 months’ notice.

The services provided to us by SSH under the Administrative Services Agreement may be sub-contracted to other entities within Scorpio.

Other Related Party Transactions
During the year ended December 31, 2020, the Company time-chartered out four Kamsarmax vessels to the Scorpio Kamsarmax Pool for a period of 24-27 months at rates linked to the BPI. The related income is recorded as Vessel Revenues in the Consolidated Statement of Operations.
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
In October 2018, the Company invested $100.0 million in Scorpio Tankers for approximately 54.1 million (which was subsequently adjusted to 5.4 million shares after a one-for-ten reverse stock split effected by Scorpio Tankers on January 18, 2019), or 10.9% (as of October 12, 2018), of Scorpio Tankers’ issued and outstanding common shares. The investment was part of a larger $337.0 million equity raise by Scorpio Tankers through a public offering of its common shares. Scorpio Tankers is a large international shipping company incorporated in the Republic of the Marshall Islands engaged in seaborne transportation of refined petroleum products. The Company and Scorpio Tankers have a number of common shareholders. They also share a number of directors and officers, including Mr. Emanuele Lauro who serves as the Chairman and Chief Executive Officer of both companies, Mr. Robert Bugbee, who serves as President and a Director of both companies, Mr. Cameron Mackey, who serves as Chief Operating Officer of both companies, and Mr. Filippo Lauro, who serves as Vice President of both companies. In October 2019, the Company’s Board of Directors declared a one-time special stock dividend to the shareholders of the Company of an aggregate of approximately one million shares of common stock of Scorpio Tankers. Following the payment of the special dividend, the Company continued to own approximately 4.4 million common shares of Scorpio Tankers. In May 2020, the Company sold 2.25 million shares of Scorpio Tankers for aggregate net proceeds of approximately $42.7 million. The Company continues to own approximately 2.16 million common shares of Scorpio Tankers. There are no other significant transactions between the Company and Scorpio Tankers.
    Representatives of SSM, including certain subcontractors, provide supervisory services during drydocking, for which they are compensated.

The fees of certain consultants and the salaries of certain SUK employees are allocated to us for services performed for us.
    We pay a related party port agent for supply and logistical services, which are charged as vessel operating costs.
We pay a related bunker supplier for bunkers, which are charged as voyage expenses. We agreed to guarantee certain obligations of certain related parties arising from bunker purchases made through April 2021 on behalf of the vessels we own.
    We pay a related party travel service provider for travel services, such as flights, which are charged as general and administrative services.
Please see Note 14, Related Party Transactions, to our consolidated financial statements for additional information about our related party transactions.
Related Party Balances
For the years ended December 31, 2020, 2019 and 2018, we had the following transactions with entities controlled by the Lolli-Ghetti family and with Scorpio Tankers (herein referred to as “related parties”), which have been included in the consolidated statement of operations (amounts in thousands):

	For the year ended December 31,
	2020	2019	2018
Vessel revenue
Scorpio Kamsarmax Pool	$48,930	$69,368	$87,305
Scorpio Ultramax Pool	81,683	133,655	155,197
Total vessel revenue	$130,612	$203,023	$242,502
Voyage expense
SCM	$1,449	$295	$—
Bunker supplier	1,844	1,653	—
Total voyage expense	$3,293	$1,948	$—
Vessel operating cost
SSM	$11,547	$12,970	$13,361
Port agent	399	267	117
Insurance brokerage	—	—	1,721
Total vessel operating cost	$11,946	$13,237	$15,199
General and administrative expense:
SCM	$71	$103	$45
SSM	148	267	99
SSH	5,992	6,657	6,707
Scorpio UK Limited	1,869	2,923	1,665
Travel provider	23	122	—
Total general and administrative expense	$8,103	$10,072	$8,516
(Loss) income from equity investment
Scorpio Tankers Inc.	$(105,384)	$116,878	$(7,178)
Write down on assets held for sale
SCM	$17,250	$414	$—
SSM	17,789	400	—
SSH	1,764	—	—
Total write down on assets held for sale	$36,803	$814	$—

At December 31, 2020 and 2019, we had the following balances with related parties, which have been included in the consolidated balance sheets (amounts in thousands):

	As of December 31,
	2020	2019
Assets
Due from related parties-current:
Scorpio Kamsarmax Pool	$7,355	$5,241
Scorpio Ultramax Pool	7,522	677
SUK	—	36
Total due from related parties-current	$14,877	$5,954
Due from related parties non-current:
Scorpio Kamsarmax Pool	$—	$4,767
Scorpio Ultramax Pool	—	9,463
Total due from related parties non-current	$—	$14,230
Equity investment in Scorpio Tankers Inc.	$24,116	$173,298
Liabilities
Due to related parties-current:
Scorpio Kamsarmax Pool	$2,193	$—
Scorpio Ultramax Pool	1,014	—
SCM	281	227
SSM	96	200
SSH	373	312
Port Agent	2	13
Bunker Supplier	1,020	220
Total due from related parties-current	$4,979	$972
Please see “Item 3. Key Information - D. Risk Factors - Risks Related to our Relationship with Scorpio and its Affiliates”.
Related Party Share Issuances
    For information on additional share issuances under the Equity Incentive Plan see “Item 6. Directors, Senior Management and Employees - B. Equity Incentive Plan.”
C.INTERESTS OF EXPERTS AND COUNSEL
Not applicable.

ITEM 8.	FINANCIAL INFORMATION
A.Consolidated Statements and Other Financial Information
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
We are a holding company with no material assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to pay dividends, if any, depends on our subsidiaries and their ability to distribute funds to us. Our credit facilities and financing obligations have restrictions on our ability, and the ability of certain of our subsidiaries, to pay dividends in the event of a default or breach of covenants under the credit facility or financing obligation agreement. Under such circumstances, we or our subsidiaries may not be able to pay dividends so long as we are in default or have breached certain covenants of the credit facility or financing obligation without our lender’s consent or waiver of the default or breach. In addition, Marshall Islands law generally prohibits the payment of dividends (i) other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or (ii) when a company is insolvent or (iii) if the payment of the dividend would render the company insolvent.
In addition, we may incur expenses or liabilities, including extraordinary expenses, decreases in revenues, including as a result of unanticipated off-hire days or loss of a vessel, or increased cash needs that could reduce or eliminate the amount of cash that we have available for distribution as dividends.
During 2020, our Board of Directors also declared and we paid a quarterly cash dividend totaling $0.35 per share in the aggregate, or approximately $3.2 million in the aggregate. In January 2021, our Board of Directors declared a quarterly cash dividend of $0.05 per share, payable on or about March 12, 2021, to all shareholders of record as of February 12, 2021. Please see “Item 10. Additional Information - E. Taxation” for additional information relating to the U.S. federal income tax treatment of our dividend payments, if any are declared in the future.
B.Significant Changes.
There have been no significant changes since the date of the consolidated financial statements included in this annual report.

ITEM 9.	OFFER AND THE LISTING
A.Offer and Listing Details.
Please see “Item 9. Offer and the Listing - C. Markets”
B.Plan of Distribution
Not applicable
C.Markets
Our common shares have traded on the NYSE since December 12, 2013, under the symbol “SALT”. Effective February 8, 2021, we changed our name to Eneti Inc. and our common shares began trading on the NYSE under the symbol “NETI”.
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
A.Share capital.
Not applicable.
B.Memorandum and Articles of Association.
Our Amended and Restated Articles of Incorporation and bylaws have been filed as Exhibit 3.1 and Exhibit 3.2, respectively, to our Registration Statement on Form F-1 (Registration No. 333-192246), declared effective by the SEC on December 11, 2013, and are hereby incorporated by reference into this annual report. In December 2015, upon receiving shareholder approval, we amended our Amended and Restated Articles of Incorporation to effect a one-for-twelve reverse stock split of our common shares, par value $0.01 per share, and to reduce the total number of authorized common shares to 56,250,000 shares. In June 2016, upon receiving shareholder approval, we amended our Amended and Restated Articles of Incorporation to increase the aggregate number of shares of capital stock that we are authorized to issue to 162,500,000, consisting of 112,500,000 common shares, par value $0.01 per share, and 50,000,000 preferred shares, par value $0.01 per share. In June 2018, upon receiving shareholder approval, we amended our Amended and Restated Articles of Incorporation to increase the aggregate number of shares of capital stock that we are authorized to issue to 262,500,000, consisting of 212,500,000 common shares, par value $0.01 per share, and 50,000,000 preferred shares, par value $0.01 per share. In April 2020, upon receiving shareholder approval, we amended our Amended and Restated Articles of Incorporation to effect a one-for-ten reverse stock split of our common shares, par value $0.01 per share, and to reduce the total number of authorized common shares to 31,875,000 shares. In February 2021, upon receiving shareholder approval, we amended our Amended and Restated Articles of Incorporation to effect a change in name to “Eneti Inc.” These amendments to our Amended and Restated Articles of Incorporation are filed as exhibits to this annual report. The share numbers in this paragraph have not been retroactively adjusted to reflect any of the foregoing reverse stock splits.
Information regarding the rights, preferences and restrictions attaching to each class of our shares is described in exhibit 2.2 to this annual report, titled “Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.”
C.Material contracts.

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
D.Exchange controls.
Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.
E.Taxation
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
We believe that we satisfied the Publicly-Traded Test for the 2020 taxable year and were not subject to the 5% Override Rule, and we intend to take that position on our 2020 U.S. federal income tax returns.
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
Our U.S. source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:
(1)we have, or are considered to have, a fixed place of business in the United States involved in the earning of U.S. source shipping income; and
(2)substantially all of our U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.
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
Passive Foreign Investment Company Status and Significant Tax Consequences
Special U.S. federal income tax rules apply to a U.S. Holder that holds shares in a foreign corporation classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder holds our common shares, either
(1)at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), which we refer to as the income test; or
(2)at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income, which we refer to as the asset test.
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
For our 2020 taxable year and subsequent taxable years, whether we will be treated as a PFIC will depend upon the nature and extent of our operations. In making the determination as to whether we are a PFIC, we intend to treat the gross income that we derive or that we are deemed to derive from the spot chartering and time chartering activities of us or any of our subsidiaries as services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly owned subsidiaries own and operate in connection with the production of such income should not constitute passive assets for purposes of determining whether we are a PFIC. We believe that there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. In the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.
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
Taxation of U.S. Holders Making a Timely QEF Election
If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report for U.S. federal income tax purposes its pro rata share of our ordinary earnings and net capital gain, if any, for each of our taxable years during which we are a PFIC that ends with or within the taxable year of the Electing Holder, regardless of whether distributions were received from us by the Electing Holder. No portion of any such inclusions of ordinary earnings will be treated as “qualified dividend income.” Net capital gain inclusions of certain non-corporate U.S. Holders may be eligible for preferential capital gains tax rates. The Electing Holder’s adjusted tax basis in the common shares will be increased to reflect any income included under the QEF election. Distributions of previously taxed income will not be subject to tax upon distribution but will decrease the Electing Holder’s tax basis in the common shares. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any taxable year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder would make a timely QEF election for our common shares by filing IRS Form 8621 with his U.S. federal income tax return for the first year in which he held such shares when we were a PFIC. If we determine that we are a PFIC for any taxable year, we intend to provide each U.S. Holder with information necessary for the U.S. Holder to make the QEF election described above. If we were treated as a PFIC for our 2020 taxable year, we anticipate that, based on our current projections, we would not have a significant amount of taxable income or gain that would be required to be taken into account by U.S. Holders making a QEF election effective for such taxable year.
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
(1)the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common shares;
(2)the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income and would not be “qualified dividend income”; and
(3)the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.
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
(1)the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States; in general, in the case of a Non-U.S. Holder entitled to the benefits of an applicable U.S. income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or
(2)the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and who also meets other conditions.
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
(1)fails to provide an accurate taxpayer identification number;
(2)is notified by the IRS that it has failed to report all interest or dividends required to be shown on its U.S. federal income tax returns; or
(3)in certain circumstances, fails to comply with applicable certification requirements.
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
F.Dividends and paying agents.
Not applicable.
G.Statement by experts.
Not applicable.
H.Documents on display.
We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits are available from http://www.sec.gov.
Shareholders may also request a copy of our filings at no cost, by writing to us at the following address: 9, Boulevard Charles III, Monaco, 98000 or telephoning us at + 377 9798 5715.

I.Subsidiary Information
Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our unhedged variable-rate borrowings. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. As of December 31, 2020, we have variable-rate borrowings totaling $561.2 million. A one percent increase in LIBOR rates would increase our interest payments by approximately $5.6 million per year from January 1, 2021.
Spot Market Rate Risk
The cyclical nature of the drybulk industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Pools. Our owned and chartered-in vessels operated for 13,643 days in the spot market or in the Scorpio Pools during 2020. Additionally, we have the ability to remove our vessels from the pools on relatively short notice if attractive time charter opportunities arise. A $1,000 per day increase or decrease in spot rates for our operating fleet of 41 vessels at December 31, 2020, would increase or decrease our operating income by $15.0 million on an annual basis.
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
A.Disclosure Controls and Procedures
We carried out an evaluation under the supervision, and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as such items are defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2020. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2020 to provide reasonable assurance that (1) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.
There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
B.Management’s Annual Report on Internal Control Over Financial Reporting.
In accordance with Rule 13a-15(f) and 15d - 15(f) of the Exchange Act, the management of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2020 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission or COSO in 2013. Based on our assessment, management determined that the Company’s internal controls over financial reporting were effective as of December 31, 2020 based on the criteria in Internal Control—Integrated Framework (2013) issued by COSO.
C.Attestation Report of the Registered Public Accounting Firm.
The effectiveness of the Company's internal control over financial reporting as of December 31, 2020 has been audited by PricewaterhouseCoopers Audit, an independent registered public accounting firm, as stated in their report which appears herein.
D.Changes in Internal Control Over Financial Reporting.
There were no changes in internal control over financial reporting (as defined by Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by the annual report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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
A.Audit Fees
Our principal accountant for the years ended December 31, 2020 and December 31, 2019 was PricewaterhouseCoopers Audit, and the audit fees for those periods were approximately $574,000 and $445,000 respectively.
B.Audit-Related Fees
None.
C.Tax Fees
None.
D.All Other Fees
None.
E.Audit Committee’s Pre-Approval Policies and Procedures
Our Audit Committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.
F.Audit Work Performed by Other Than Principal Accountant if Greater Than 50%
Not applicable.

ITEM 16D.	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth our stock repurchase activity during 2020, including the number of shares repurchased, the average price paid per share, the number of shares repurchased as part of a publicly announced plan or program and the amount yet to be used on share repurchases under the plan or program.

Period	Total Number of Common Shares Purchased	Average Price Paid per Common Share	Total Number of Shares Purchased as Part of Publicly Announced Plan or Program (a)	Maximum Amount that May Yet Be Expected on Share Repurchases Under the Plan or Program (a) ($ in millions)
January 2020	—	$—	—	$50.0
February 2020	—	$—	—	$50.0
March 2020	—	$—	—	$50.0
April 2020	—	$—	—	$50.0
May 2020	—	$—	—	$50.0
June 2020	—	$—	—	$50.0
July 2020	—	$—	—	$50.0
August 2020	—	$—	—	$50.0
September 2020	—	$—	—	$50.0
October 2020	—	$—	—	$50.0
November 2020	625,475	$14.71	625,475	$40.8
December 2020	451,832	$16.65	451,832	$33.3
	1,077,307	$15.52	1,077,307
(a) On January 25, 2019, our Board of Directors authorized a share repurchase program to purchase up to an aggregate of $50.0 million of our common shares. The specific timing and amounts of the repurchases will be in the sole discretion of management and may vary based on market conditions and other factors. We are not obligated under the terms of the program to repurchase any of our common shares. The authorization has no expiration date.

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
There are two significant differences between our corporate governance practices and the practices required by the NYSE. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. Marshall Islands law and our bylaws do not require our non-management directors to regularly hold executive sessions without management. During 2020 and through the date of this annual report, our non-management directors met in executive session four times. The NYSE requires companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Marshall Islands law and we have not adopted such guidelines.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.
PART III

ITEM 17.	FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18.	FINANCIAL STATEMENTS
The financial statements, together with the report of PricewaterhouseCoopers Audit thereon, beginning on page F-1, are filed as a part of this annual report.
Separate consolidated financial statements and notes thereto for Scorpio Tankers as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020 are being provided pursuant to Rule 3-09 of Regulation S-X as Exhibit 99.1.

ITEM 19.	EXHIBITS

Number	Description

1.1	Amended and Restated Articles of Incorporation of the Company (1)
1.2	Amendment to the Amended and Restated Articles of Incorporation of the Company, effective December 30, 2015 (2)
1.3	Certificate of Correction to the Amended and Restated Articles of Incorporation of the Company (3)
1.4	Amendment to the Amended and Restated Articles of Incorporation of the Company, effective June 1, 2016 (4)
1.5	Amendment to the Amended and Restated Articles of Incorporation of the Company, effective June 1, 2018 (5)
1.6	Amendment to the Amended and Restated Articles of Incorporation of the Company, effective April 6, 2020 (6)
1.7	Amendment to the Amended and Restated Articles of Incorporation of the Company, effective February 4, 2021 (7)
1.8	Amended and Restated Bylaws of the Company (1)
2.1	Form of Common Share Certificate (8)
2.2	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
4.1	Master Agreement (1)
4.2	Administrative Services Agreement (1)
4.3	Equity Incentive Plan (1)
8.1	List of Subsidiaries
11.1	Code of Conduct and Ethics
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of PricewaterhouseCoopers Audit (Eneti Inc.)
15.2	Consent of SSY Consultancy & Research Ltd
15.3	Consent of Seward & Kissel LLP
15.4	Consent of PricewaterhouseCoopers Audit (Scorpio Tankers Inc.) (9)
99.1	Audited financial statements of Scorpio Tankers Inc as of December 31, 2020 and for each of the three years ended December 31, 2020. (9)
101. INS	Inline XBRL Instance Document
101. SCH	Inline XBRL Taxonomy Extension Schema
101. CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase
101. DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase
101. LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase
101. PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase
104	Cover Page Interactive Data File (formatted Inline XBRL and contained in Exhibit 101)

(1)Incorporated by reference to the Company’s Registration Statement on Form F-1, which was declared effective by the SEC on December 11, 2013 (File No. 333-192246).
(2)Incorporated by reference to the Company’s Report on Form 6-K, filed with the SEC on January 4, 2016.
(3)Incorporated by reference to the Company’s Annual Report on Form 20-F, filed with the SEC on March 1, 2016.
(4)Incorporated by reference to the Company’s Annual Report on Form 20-F, filed with the SEC on February 28, 2017.
(5)Incorporated by reference to the Company’s Report on Form 6-K, filed with the SEC on June 1, 2018.
(6)Incorporated by reference to the Company’s Report on Form 6-K, filed with the SEC on April 7, 2020.
(7)Incorporated by reference to the Company’s Report on Form 6-K, filed with the SEC on February 16, 2021.
(8)Incorporated by reference to the Company’s Form 8-A12B/A, filed with the SEC on February 16, 2021.

(9)The financial statements as of December 31, 2020 and for each of the three years in the period ended December 31, 2020 of Scorpio Tankers Inc., prepared by Scorpio Tankers and audited by its independent registered public accounting firm, will be filed pursuant to Rule 3-09 of Regulation S-X by amendment to this Annual Report. The related consent of its independent registered public accounting firm will also be filed by amendment.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Eneti Inc.
(Registrant)

/s/ Emanuele Lauro

Emanuele Lauro
Chief Executive Officer
Dated March 8, 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Eneti Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Eneti Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assets Held for Sale – Measurement of Fair Value Less Cost to Sell

As described in notes 1 and 4 to the consolidated financial statements, assets held for sale as of December 31, 2020 were $708.1 million. Furthermore, as disclosed in Note 1 to the consolidated financial statements, the Company’s Board of Directors authorized the Company, as part of its transition to a sustainable future, to sell its remaining dry bulk vessels and exit the dry bulk sector during 2021, and as a result, the Company classified all of its remaining fleet as held for sale as of December 31, 2020. Upon designation of the fleet as asset held for sale, the Company recorded its remaining vessels at the lower of their carrying value or their estimated fair value less estimated costs to sell and ceased their depreciation. Consequently, the Company recorded an aggregate loss/write down on assets held for sale of $495.4 million for the year ended December 31, 2020. Determination of fair value less costs to sell requires significant management judgment. Management estimated the fair value of each individual vessel in the fleet based on its specific characteristics, such as category of the vessel, year and shipyard of construction, cargo carrying capacity, scrubbers retrofit, the Company’s recent sales transactions for similar vessels, and other factors. Management also estimated incremental direct costs to sell mainly on the basis of existing agreements (termination fees to be paid to related party commercial and technical managers) and customary industry practices (broker commissions).

The principal considerations for our determination that performing procedures relating to assets held for sale – measurement of fair value less cost to sell is a critical audit matter are the significant judgments by management to develop the estimate of fair value less cost to sell for the assets held for sale. This in turn led to a high degree of auditor judgement and effort in performing procedures to evaluate the audit evidence obtained related to the estimate.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimate of fair value less cost to sell for the assets held for sale. These procedures also included, among others, (i) testing management’s process for determining the fair value less costs to sell for the assets held for sale, (ii) testing the completeness and accuracy of underlying data used in the estimate, and (iii) evaluating the reasonableness of management’s estimate of fair value. Evaluating the reasonableness of management's estimate of fair value of the assets held for sale as of December 31, 2020 involved (i) comparing management’s estimate to the Company’s historical vessel sales, (ii) performing a retrospective comparison of fair values less cost to sell to actual sales prices observed for vessels sold subsequent to year end, and (iii) considering whether the data used was consistent with evidence obtained in other areas of the audit.

/s/ PricewaterhouseCoopers Audit

Neuilly-sur-Seine, France
March 8, 2021

We have served as the Company’s auditor since 2013.

Eneti Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except per share data)

	As of December 31,
	2020	2019
Assets
Current assets
Cash and cash equivalents	$84,002	$42,530
Due from related parties	14,877	5,954
Inventories	10,614	6,371
Prepaid expenses and other current assets	12,110	10,431
Total current assets	121,603	65,286
Non-current assets
Vessels, net	—	1,271,993
Equity investment	24,116	173,298
Assets held for sale	708,097	77,536
Deferred financing cost, net	1,143	2,982
Other assets	13,236	60,234
Due from related parties	—	14,230
Total non-current assets	746,592	1,600,273
Total assets	$868,195	$1,665,559

Liabilities and shareholders’ equity
Current liabilities
Bank loans, net	$13,226	$44,956
Financing obligation	32,677	29,159
Accounts payable and accrued expenses	36,134	48,746
Due to related parties	4,979	972
Total current liabilities	87,016	123,833
Non-current liabilities
Bank loans, net	157,511	332,613
Financing obligation	351,070	321,646
Other liabilities	—	12,500
Total non-current liabilities	508,581	666,759
Total liabilities	595,597	790,592
Commitment and contingencies (Note 6)
Shareholders’ equity
Preferred shares, $0.01 par value per share; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common shares, $0.01 par value per share; authorized 31,875,000 and 21,250,000 shares as of December 31, 2020 and 2019, respectively; outstanding 11,310,073 shares and 7,248,295 shares as of December 31, 2020 and 2019, respectively	859	809
Paid-in capital	1,803,431	1,717,144
Common shares held in treasury, at cost; 1,934,092 shares and 856,785 shares at December 31, 2020 and 2019, respectively	(73,444)	(56,720)
Accumulated deficit	(1,458,248)	(786,266)
Total shareholders’ equity	272,598	874,967
Total liabilities and shareholders’ equity	$868,195	$1,665,559

Eneti Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except per share data)

See notes to the consolidated financial statements.

Eneti Inc. and Subsidiaries
Consolidated Statements of Operations
(Amounts in thousands, except per share data)

	Twelve Months Ended December 31,
	2020	2019	2018
Revenue:
Vessel revenue	$33,120	$21,556	$—
Vessel revenue-related party pools	130,612	203,023	242,502
Total vessel revenue	163,732	224,579	242,502
Operating expenses:
Voyage expenses	6,716	2,252	549
Voyage expenses-related party	3,293	1,948	—
Vessel operating costs	80,860	87,884	90,276
Vessel operating costs-related party	11,946	13,237	15,199
Charterhire expense	21,107	17,224	4,176
Vessel depreciation	48,369	54,224	56,607
General and administrative expenses	17,568	21,901	23,869
General and administrative expenses-related party	8,103	10,072	8,516
Loss / write down on assets held for sale	458,610	36,475	—
Loss / write down on assets held for sale-related party	36,803	814	—
Total operating expenses	693,375	246,031	199,192
Operating (loss) income	(529,643)	(21,452)	43,310
Other (expense) income:
Interest income	210	1,450	1,107
Gain on sale of equity investment	—	47	—
(Loss) income from equity investment-related party	(105,384)	116,878	(7,178)
Foreign exchange loss	(348)	(115)	(68)
Financial expense, net	(36,818)	(52,154)	(49,869)
Total other (expense) income	(142,340)	66,106	(56,008)
Net (loss) income	$(671,983)	$44,654	$(12,698)
Weighted-average shares outstanding:
Basic	9,484	6,809	7,183
Diluted	9,484	6,953	7,183
(Loss) earnings per common share:
Basic	$(70.85)	$6.56	$(1.77)
Diluted	$(70.85)	$6.42	$(1.77)

See notes to the consolidated financial statements.

Eneti Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
(Dollars in thousands)

	Number of shares outstanding	Common stock	Paid-in capital	Treasury stock	Accumulated deficit	Total
Balance as of December 31, 2017	7,490,236	$762	$1,745,844	$(11,004)	$(818,222)	$917,380
Net loss					(12,698)	(12,698)
Common stock issued	159,259	16	(16)	—	—	—
Purchase of common stock for treasury	(710,240)	—	—	(45,716)	—	(45,716)
Cash dividends declared on common stock ($0.80 per common share)	—	—	(6,042)	—	—	(6,042)
Issuance of restricted stock, net of forfeitures	182,470	18	(18)	—	—	—
Restricted stock amortization	—	—	7,880	—	—	7,880
Balance as of December 31, 2018	7,121,725	$796	$1,747,648	$(56,720)	$(830,920)	$860,804
Net income					44,654	44,654
Cash dividends declared on common stock ($0.80 per common share)	—	—	(5,748)	—	—	(5,748)
Non-cash dividend declared on common stock	—	—	(33,699)	—	—	(33,699)
Issuance of restricted stock, net of forfeitures	126,570	13	(13)	—	—	—
Restricted stock amortization	—	—	8,956	—	—	8,956
Balance as of December 31, 2019	7,248,295	809	1,717,144	(56,720)	(786,266)	874,967
Net loss					(671,983)	(671,983)
Common stock issued	4,715,000	47	82,209	—	—	82,256
Purchase of common stock for treasury	(1,077,307)	—	—	(16,724)	—	(16,724)
Cash dividends declared on common stock ($0.35 per common share)	—	—	(3,234)	—	—	(3,234)
Reverse stock split	(115)	(2)	—	—	—	(2)
Issuance of restricted stock, net of forfeitures	424,200	5	(5)	—	—	—
Restricted stock amortization		—	7,317	—	—	7,317
Balance as of December 31, 2020	11,310,073	859	1,803,431	(73,444)	(1,458,248)	272,598

See notes to the consolidated financial statements.

Eneti Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Dollars in thousands)

	December 31,
	2020	2019	2018
Operating activities
Net (loss) income	$(671,983)	$44,654	$(12,698)
Adjustment to reconcile net (loss) income to net cash provided by operating activities:
Restricted stock amortization	7,317	8,956	7,880
Vessel depreciation	48,369	54,224	56,607
Amortization of deferred financing costs	3,667	6,915	9,582
Write off of deferred financing costs	3,088	681	—
Loss / write down on assets held for sale	428,833	33,389	—
Net unrealized losses (gains) on investments	106,471	(114,762)	7,719
Dividend income on investment in Scorpio Tankers (related party)	(1,087)	(2,163)	(541)
Drydocking expenditures	(22,597)	(3,237)	—
Changes in operating assets and liabilities:
Increase (decrease) in inventories, prepaid expenses and other assets	24,688	5,259	(1,798)
Decrease (increase) in accounts payable and accrued expenses	25,085	(3,029)	3,890
Increase (decrease) in related party balances	9,314	2,993	(195)
Net cash (used in) provided by operating activities	(38,835)	33,880	70,446
Investing activities
Equity investment	—	(1,500)	(100,000)
Sale of equity investment	42,711	1,547	—
Dividend income on equity investment	1,087	2,163	541
Proceeds from sale of assets held for sale	194,066	84,241	—
Scrubber payments	(42,359)	(32,610)	(1,235)
Payments for vessels and vessels under construction	—	—	(21,799)
Net cash provided by (used in) investing activities	195,505	53,841	(122,493)
Financing activities
Proceeds from issuance of common stock	82,254	—	—
Common stock repurchased	(16,724)	—	(45,716)
Dividends paid	(3,234)	(5,748)	(6,042)
Proceeds from issuance of debt	199,840	306,710	469,225
Repayments of long term debt	(377,334)	(409,002)	(358,858)
Debt issue cost paid	—	(4,646)	(7,602)
Net cash (used in) provided by financing activities	(115,198)	(112,686)	51,007
Increase (decrease) in cash and cash equivalents	41,472	(24,965)	(1,040)
Cash and cash equivalents, beginning of period	42,530	67,495	68,535
Cash and cash equivalents, end of period	$84,002	$42,530	$67,495
Supplemental cash flow information:
Interest paid	$28,661	$46,428	$39,727
Non-cash activities
Right of use assets obtained in exchange for operating lease liabilities	$—	$50,296	$—
Dividend distributed in stocks of Scorpio Tankers Inc.	—	33,699	—

Eneti Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Dollars in thousands)

See notes to the consolidated financial statements.

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

1.Organization and Basis of Presentation
Company
Effective February 8, 2021, we changed our name to Eneti Inc. from Scorpio Bulkers Inc., following receipt of the approval of our shareholders at a special meeting held on February 3, 2021.

Eneti Inc. and its subsidiaries (together the “Company”) is an international shipping company that owns and operates the latest generation newbuilding drybulk carriers with fuel-efficient specifications and carrying capacities of greater than 30,000 dwt in the international shipping markets. Eneti Inc. was incorporated in the Republic of the Marshall Islands on March 20, 2013.

The Company’s vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains, and fertilizers, along worldwide shipping routes, and are, or are expected to be, employed primarily in the spot market or in spot market-oriented pools of similarly sized vessels. As of December 31, 2020, the Company owned or finance leased 41 vessels consisting of 13 Kamsarmax vessels and 28 Ultramax vessels and time chartered-in five Kamsarmax vessels.

The Company is organized by vessel type into two operating segments (see Note 16, Segments, to the consolidated financial statements):

•Ultramax - includes vessels ranging from approximately 60,200 DWT to 64,000 DWT
•Kamsarmax - includes vessels ranging from approximately 82,000 DWT to 84,000 DWT

In addition, in August 2020, the Company signed a letter of intent to enter into a shipbuilding contract with Daewoo Shipbuilding and Marine Engineering Inc. to build a wind turbine installation vessel (“WTIV”) which is expected to be delivered in 2023, with options to construct three further similar vessels. The Company’s purchase of the WTIV is subject to the negotiation and execution of definitive documentation.

The Company’s vessels have been commercially managed by Scorpio Commercial Management S.A.M., or SCM, an entity controlled by the Lolli-Ghetti family of which Emanuele Lauro, the Company’s co-founder, Chairman and Chief Executive Officer, and Filippo Lauro, the Company’s Vice President, are members. SCM’s services have included securing employment for the Company’s vessels in pools, in the spot market and on time charters.

The Company’s vessels have been technically managed by Scorpio Ship Management S.A.M., or SSM, an entity controlled by the Lolli-Ghetti family. SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services as necessary to operate the vessels such as drydocks and vetting/inspection under a technical management agreement.

The Company has also entered into an administrative services agreement, as amended from time to time, or the Amended Administrative Services Agreement, with Scorpio Services Holding Limited, or SSH, an entity controlled by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include provision of administrative staff, office space and accounting, legal compliance, financial and information technology services, in addition to arranging vessel sales and purchases for the Company.
Basis of accounting
The consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. All intercompany accounts and transactions have been eliminated in consolidation.
Comprehensive income is net income and thus not presented separately.
Reverse stock split

On April 7, 2020, the Company effected a one-for-ten reverse stock split. All share and per share information has been retroactively adjusted to reflect the reverse stock split. The par value was not adjusted as a result of the reverse stock split.

Table of Contents ENETI INC. AND SUBSIDIARIES
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
Significant Accounting Policies
Principles of Consolidation
The consolidated financial statements represent the consolidation of the accounts of Eneti Inc. and its subsidiaries in conformity with U.S. GAAP. All intercompany accounts and transactions have been eliminated in consolidation. Investments in unconsolidated companies (generally 20 to 50 percent ownership), in which the Company has the ability to exercise significant influence but neither has a controlling interest nor is the primary beneficiary, are accounted for under the equity method.
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
Revenue recognition
During 2020, virtually all of the Company’s revenues were sourced from commercial pools which, along with time charters, fall under the guidance of US GAAP for leases. In commercial pools the Company participates with other shipowners to operate a

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
large number of vessels as an integrated transportation system, which offers customers greater flexibility and a higher level of service while achieving scheduling efficiencies. The operation of the pool enables both pool customers and participants to share the benefits achieved from these efficiencies. Under pooling arrangements, vessels are leased to and placed at the disposal and control of the pool during their participation in the pool. The Pool Manager negotiates and enters into arrangements for the commercial employment and operation of the pool vessels so as to secure the highest earnings to be shared among the pool participants. All revenues earned by the pool from the operation of the pool vessels, after deduction of all costs involved in the operation of the pool, is shared among the pool participants based upon pool points, in accordance with the contract. All other revenues not falling under US GAAP lease guidance are recognized pursuant to ASC 606, which recognizes revenue at an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring such goods or services to a customer (as defined in the standard).
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
Foreign currencies
The individual financial statements of Eneti Inc. and each of its subsidiaries are maintained in the currency of the primary economic environment in which we operate (its functional currency), which in all cases is U.S. dollars. For the purpose of the consolidated financial statements, our results and financial position are also expressed in U.S. dollars.
In preparing the consolidated financial statements of Eneti Inc. and each of its subsidiaries, transactions in currencies other than the U.S. dollar are recorded at the rate of exchange prevailing on the dates of the transactions. Any change in exchange rate between the date of recognition and the date of settlement may result in a gain or loss which is included in the Consolidated Statement of Operations. At the end of each reporting period, monetary assets and liabilities denominated in other currencies are retranslated into the functional currency at rates ruling at that date. All resultant exchange differences are included in the Consolidated Statement of Operations.
Cash and cash equivalents
Cash and cash equivalents are comprised of cash on hand and demand deposits, and other short-term highly-liquid investments with original maturities of three months or less, and that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Table of Contents ENETI INC. AND SUBSIDIARIES
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
Assets held for sale
Assets held for sale include vessels and contracts for the construction of vessels and are classified in accordance with ASC 360, Property, Plant, and Equipment. The Company considers such assets to be held for sale when all of the following criteria are met:
•management commits to a plan to sell the property;
•it is unlikely that the disposal plan will be significantly modified or discontinued;
•the property is available for immediate sale in its present condition;
•actions required to complete the sale of the property have been initiated;
•sale of the property is probable and we expect the completed sale will occur within one year; and
•the property is actively being marketed for sale at a price that is reasonable given its current market value.
Upon designation as an asset held for sale, the Company records the asset at the lower of its carrying value or its estimated fair value, less estimated costs to sell, and, if the asset is a vessel, the Company ceases depreciation.
Determination of fair value less costs to sell implies significant judgments. Management estimated the fair value of each individual vessel in the fleet based on its specific characteristics, such as category of the vessel (Ultramax or Kamsarmax), year and shipyard of construction, cargo carrying capacity, scrubbers retrofit, the Company’s recent sales transactions for similar vessels, and other factors. Management also estimated incremental direct costs to sell mainly on the basis of existing contracts (termination fees to be paid to related party commercial and technical managers) and customary industry practices (commissions to be paid to brokers).

The Company’s vessels have been commercially managed by SCM and technically managed by SSM pursuant to the Master Agreement, which may be terminated by either party upon 24 months’ notice, unless terminated earlier in accordance with its terms. In the event of a sale of one or more vessels, a notice period of three months and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change of control, including a sale of all or substantially all vessels, in which case a payment equal to 24 months of management fees will apply as was the case in the fourth quarter of 2020, when the Company’s Board of Directors authorized the Company, as part of its transition to a sustainable future, to sell its remaining dry bulk vessels and exit the dry bulk sector during 2021. This fee was considered as part of our assessment of the fair value less cost to sell of our remaining fleet, and is therefore included in the captions "Loss/write down on assets held for sale-related party" in the Consolidated Statement of Operations, and "Assets held for sale" in the Consolidated Balance Sheet.
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

Table of Contents ENETI INC. AND SUBSIDIARIES
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

During December 2020, the Company’s Board of Directors authorized the Company, as part of its transition to a sustainable future, to sell its remaining dry bulk vessels and exit the dry bulk sector during 2021, classifying all of its remaining fleet as held for sale at December 31, 2020. As a result of this decision, the Company recorded a charge of $458.8 million to remeasure its fleet to its fair value less costs to sell.

Table of Contents ENETI INC. AND SUBSIDIARIES
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
Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may decrease, which could adversely affect our revenue and profitability, as well as the fair value of our vessels held for sale.
Fair value of financial instruments
Substantially all of the Company’s financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents, interest rate caps, amounts due to / from charterers, accounts payable and long-term debt, are carried at market value or estimated fair value. Please also see “Equity Investments” below.
Deferred financing costs, net
Deferred financing costs, included in other assets or as a reduction to debt balances (as described above), consist of fees, commissions and legal expenses associated with obtaining or modifying secured credit facilities and financing obligations. These costs are amortized over the life of the related debt using the effective interest rate method and are included in Financial expense, net in the Consolidated Statement of Operations. Amortization was $3.6 million, $3.8 million, and $9.6 million, respectively, for the years ended December 31, 2020, 2019 and 2018. Deferred financing costs were $21.3 million and $20.0 million, and accumulated amortization was $13.4 million and $6.7 million as of December 31, 2020 and 2019, respectively. The Company expects to amortize or write-off the remaining $7.9 million as of December 31, 2020 during 2021.
The Company wrote off $3.1 million and $3.8 million during years ended December 31, 2020 and 2019, respectively, related to the refinancing of existing debt and the repayment of debt.
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

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
Income tax
Eneti Inc. is incorporated in the Republic of the Marshall Islands, and its vessel owning subsidiaries are incorporated in the Republic of the Marshall Islands. In accordance with the income tax laws of the Marshall Islands, we are not subject to Marshall Islands income tax. We are also exempt from income tax in other jurisdictions including the United States of America due to tax treaties or domestic tax laws; therefore, we will not have any tax charges, benefits, or balances.
Concentration of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk are amounts due from charterers and from related parties. With respect to balances due from the Scorpio Ultramax Pool, and the Scorpio Kamsarmax Pool (see Note 14, Related Party Transactions), the Company, through SCM, limits its credit risk by performing ongoing credit evaluations and, when deemed necessary, requires letters of credit, guarantees or collateral.  The Company earned 30%, and 50% of its revenues from two customers during the year ended December 31, 2020. The Company earned 31% and 60% of its revenues, from two customers during the year ended December 31, 2019. During the year ended December 31, 2018, the Company earned 36% and 64% of its revenues from two customers. Management does not believe significant risk exists in connection with the Company’s concentrations of credit at December 31, 2020 due to the number of charterers with which the pools conduct business.
At December 31, 2020, the Company maintains all of its cash and cash equivalents with two financial institutions.  None of the Company’s cash and cash equivalent balances are covered by insurance in the event of default by these financial institutions.
Interest rate risk
The Company is exposed to the impact of interest rate changes primarily through its variable-rate borrowings which consist of borrowings under its secured credit facilities. Significant increases in interest rates could adversely affect our margins, net income and our ability to service our debt.  The Company entered into derivative contracts, which expired on December 31, 2020, to hedge its overall exposure to interest rate risk exposure (see Derivative financial instruments below for further information).
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
Based on internal forecasts and projections, which assume the sale of the remainder of our vessel fleet, in addition to our ability to sell our investment in Scorpio Tankers Inc. (“Scorpio Tankers”), we believe that we have adequate financial resources to continue in operation and meet our financial commitments (including but not limited to debt service obligations and charterhire commitments) for a period of at least 12 months from the date of issuance of this annual report. Accordingly, we continue to adopt the going concern basis in preparing our financial statements.
Currency and exchange rate risk
The international shipping industry’s functional currency is the U.S. Dollar. Virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain operating expenses in currencies other than the U.S. Dollar, and the foreign exchange risk associated with these operating expenses is immaterial.
Equity Investments
Equity investments for which we have the ability to exercise significant influence, but not control over the investee and are not the primary beneficiary of the investee’s activities are accounted for under the equity method. At December 31, 2020, the

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
Company’s equity method investments consist solely of an approximately 3.7% common stock ownership interest in a related party, Scorpio Tankers Inc., over which it has the ability to exercise significant influence. In accounting for its investment in Scorpio Tankers, the Company has elected to use the fair value option, available under ASC 825 for investments subject to the equity method of accounting, as it more accurately reflects the economic substance of its ownership interest in Scorpio Tankers. The initial election of the fair value option did not have any impact on the Company’s earnings. The Company measures its fair value based upon the quoted market price of Scorpio Tankers common stock. Our share of gains and losses in the fair value of the Scorpio Tankers investment as well as dividend income are recorded in Income (loss) from equity investment - related party in the Consolidated Statement of Operations. At December 31, 2020, the Company did not have any cost method investments.
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
The Company determines if an arrangement contains a lease at inception. This determination requires judgment with arrangements generally considered to contain a lease when all of the following apply:
•It conveys the right to control the use of an identified asset for a period of time to the lessee;
•The lessee enjoys substantially all economic benefits from the use of the asset; and
•The lessee directs the use of the identified asset.
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

Table of Contents ENETI INC. AND SUBSIDIARIES
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

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
2.Earnings Per Common Share
The following is a reconciliation of the basic and diluted earnings per share computations (amounts in thousands, except per share amounts):

	For the years ended December 31,
	2020	2019	2018
Net (loss) income for basic and diluted earnings per share	$(671,983)	$44,654	$(12,698)

Common shares
Weighted average shares basic	9,484	6,809	7,183
Effect of dilutive securities	—	144	—
Weighted average common shares - diluted	9,484	6,953	7,183

(Loss) earnings per share:
Basic	$(70.85)	$6.56	$(1.77)
Diluted	$(70.85)	$6.42	$(1.77)

The following is a summary of share equivalents not included in the computation of diluted earnings per share because their effects would have been anti-dilutive for the years ended December 31, 2020, 2019 and 2018 (in thousands).

	For the years ended December 31,
	2020	2019	2018
Share equivalents	640	183	375
3.Vessels
At December 31, 2020, the Company owned or finance leased 13 Kamsarmax vessels and 28 Ultramax vessels. A rollforward of activity within vessels is as follows (in thousands):

Balance December 31, 2018	$1,507,918
Transfer to assets held for sale or disposed	(199,059)
Other additions	17,358
Depreciation	(54,224)
Balance December 31, 2019	$1,271,993
Transfer to assets held for sale or disposed	(1,296,706)
Other additions	73,082
Depreciation	(48,369)
Balance December 31, 2020	$—
Depreciation includes depreciation related to our finance leased vessels. Related vessels serve as collateral against existing secured credit facilities.

Owned or Finance Leased vessels

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

Vessel Name	Year Built	DWT	Vessel Type
SBI Antares*	2015	61,000	Ultramax
SBI Athena*	2015	64,000	Ultramax
SBI Bravo*	2015	61,000	Ultramax
SBI Leo*	2015	61,000	Ultramax
SBI Echo	2015	61,000	Ultramax
SBI Lyra*	2015	61,000	Ultramax
SBI Tango	2015	61,000	Ultramax
SBI Maia*	2015	61,000	Ultramax
SBI Hydra**	2015	61,000	Ultramax
SBI Subaru*	2015	61,000	Ultramax
SBI Pegasus*	2015	64,000	Ultramax
SBI Ursa*	2015	61,000	Ultramax
SBI Thalia*	2015	64,000	Ultramax
SBI Cronos*	2015	61,000	Ultramax
SBI Orion*	2015	64,000	Ultramax
SBI Achilles*	2016	61,000	Ultramax
SBI Hercules*	2016	64,000	Ultramax
SBI Perseus*	2016	64,000	Ultramax
SBI Hermes	2016	61,000	Ultramax
SBI Tethys**	2016	61,000	Ultramax
SBI Phoebe*	2016	64,000	Ultramax
SBI Poseidon**	2016	60,200	Ultramax
SBI Apollo**	2016	60,200	Ultramax
SBI Aries**	2015	64,000	Ultramax
SBI Gemini**	2015	64,000	Ultramax
SBI Pisces*	2016	64,000	Ultramax
SBI Libra*	2017	64,000	Ultramax
SBI Virgo*	2017	64,000	Ultramax

Total Ultramax		1,742,400
SBI Samba	2015	84,000	Kamsarmax
SBI Rumba	2015	84,000	Kamsarmax
SBI Capoeira*	2015	82,000	Kamsarmax
SBI Carioca*	2015	82,000	Kamsarmax
SBI Lambada*	2016	82,000	Kamsarmax
SBI Reggae**	2016	82,000	Kamsarmax
SBI Zumba*	2016	82,000	Kamsarmax
SBI Macarena*	2016	82,000	Kamsarmax
SBI Parapara**	2017	82,000	Kamsarmax
SBI Swing*	2017	82,000	Kamsarmax
SBI Mazurka*	2017	82,000	Kamsarmax
SBI Jive*	2017	82,000	Kamsarmax
SBI Lynx*	2018	82,000	Kamsarmax
Total Kamsarmax		1,070,000
Total Owned or Finance Leased Vessels DWT		2,812,400
*Agreed to be sold

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
** Sale completed after December 31, 2020 (see Note 18, Subsequent Events)

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
4.Assets Held for Sale
Assets held for sale at December 31, 2020 and December 31, 2019 were $708.1 million and $77.5 million, respectively.
During December 2020, the Company’s Board of Directors authorized the Company, as part of its transition to a sustainable future, to sell its remaining dry bulk vessels and exit the dry bulk sector during 2021. As a result of this decision, the Company classified all of its remaining fleet as held for sale at December 31, 2020, and recorded a loss / write-down on assets held for sale of $458.6 million and a loss / write down on assets held for sale-related party of $36.8 million.

During 2019, the Company’s Board of Directors made the decision to sell four Ultramax vessels and as such these vessels were classified as held for sale at December 31, 2019. The Company recorded a loss of approximately $25.2 million upon this classification. These four vessels accounted for the entire $77.5 million balance at December 31, 2019. These four vessels were transferred back to vessels held for use during 2020.
5.Leases
As of December 31, 2020, the Company is lessor for 46 vessel operating leases with commercial shipping pools, of which 41 are owned or finance leased by the Company.
The following are the Company contracts that fall under ASC 842:
As Lessor: Commercial pool/time charter out contracts
The Company’s vessel revenues are primarily sourced from commercial pools, which along with time charters, fall under ASC 842. As lessor, the Company leases its vessels to pools, which manage the vessels in order to enter into transportation contracts with their customers, direct the use of the vessel, and enjoy the economic benefits derived from such arrangements.   Under the commercial pool agreements, the pool participants share the revenue generated by the entire pool in accordance with a point system that allocates points to each vessel in the pool based upon performance, age and other factors. As a pool participant, the Company accounts for its vessels as assets and records lease revenue each period as the variability associated with lease payments is resolved. Please see Note 3, “Vessels” and Note 14, “Related Party Transactions.”
As Lessee: Time charter in contracts
At January 1, 2019, the Company’s operating fleet included only one chartered-in vessel, which was chartered-in in September 2017 and had a remaining lease term of nine months. In September 2019, the Company exercised its lease extension option for this chartered-in 62,100 dwt, 2017 built Japanese vessel, Ocean Phoenix Tree, for one year at $10,885 per day. In October 2019, the Company chartered the vessel out at $10,885 per day until September 2020. During 2019, the Company also entered into operating leases for five additional chartered-in vessels as follows:
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
In July 2019, the Company became party to a third three-way arrangement with the same parties whereby the Company chartered-in another 81,100 dwt, 2018 built Chinese vessel, CL Suzhou, from the vessel owner and simultaneously chartered it out to SKPL, at identical rates. The hire rate is tied to the BPI at 118% of BPI with an option to convert to a fixed rate.
In August 2019, the Company became party to a fourth three-way arrangement with the same parties whereby the Company chartered-in another 81,100 dwt, 2015 built Chinese vessel, CL Yangzhou, from the vessel owner and simultaneously chartered it out to SKPL, at identical rates. The hire rate is tied to the BPI at 118% of BPI with an option to convert to a fixed rate. At the present time, the Company is not expected to exercise its renewal option, which accordingly, is not included in the right-of-use asset or liability calculations.
The above three-way charter-in and charter-out agreements were (i) negotiated as a package with the same commercial objective, (ii) with the amount of consideration to be received from the charter-out contract depending on the price of the charter-in contract, and (iii) the rights to use underlying assets conveyed in the contracts involving a single lease component.

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
However, in accordance with the contract combination guidance in ASC 842 requiring that both contracts be entered into either with the same counterparty or with related parties in order to be combined, the respective charter-in and charter-out components of the agreement are accounted for as two separate lease contracts. Accordingly, the Company recognized the required operating lease right-of-use assets and the corresponding lease liabilities on the consolidated balance sheet. The charter out arrangement with SKPL for each of these vessels was terminated during the fourth quarter of 2020.
In July 2019, the Company became party to an arrangement whereby the Company chartered-in an 82,000 dwt, 2018 built Chinese vessel, Yangze 11, for 24 months at $12,000 per day and $12,500 per day, for the first and second years, respectively. The lease arrangement contains extension options for $13,000 per day and $14,500 per day for a third and fourth year, respectively. The lease agreement also provides options to purchase the vessel as soon as the end of the first year. At the present time, the Company is not expected to exercise the renewal or purchase options. Accordingly, these options were not included in the right-of-use asset or liability calculations.
Operating lease right-of-use assets and lease liabilities for charter-in lease terms not qualifying for any exceptions as of December 31, 2020 and December 31, 2019 (in thousands):

Description	Location in Balance Sheet	December 31, 2020	December 31, 2019
Assets:
Right of use assets	Other assets	$12,350	$39,155

Liabilities:
Current portion - operating leases	Accounts payable and accrued expenses	$12,350	$26,655
Non-current portion - operating leases	Other liabilities	$—	$12,500
Maturities of operating lease liabilities for charter-in contracts with initial noncancelable terms in excess of one year at December 31, 2020 are as follows (in thousands):

Year
2021	$12,568
2022	—
2023	—
2024	—
2025	—
Thereafter	—
Total lease payments	$12,568
Less: Imputed interest **	(218)
Total present value of operating lease liabilities	$12,350
Less: Current portion	(12,350)
Non-current operating lease liabilities	$—

**Based on incremental weighted average borrowing rate of 4.9%
The following table summarizes lease cost (in thousands):

	Twelve months ended December 31, 2020	Twelve months ended December 31, 2019
Operating lease costs	$21,824	$17,782
Variable lease costs	$14,545	$10,642
Sublease income	$20,430	$17,825

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
The following table summarizes other supplemental information about the Company’s operating leases:

	Twelve months ended December 31, 2020	Twelve months ended December 31, 2019
Weighted average discount rate	4.9%	4.8%
Weighted average remaining lease term	0.5 years	1.4 years
Cash paid for the amounts included in the measurement of lease liabilities for operating leases (in thousands)	$—	$15,287
Right-of-use assets obtained in exchange for new operating lease liabilities (in thousands)	$—	$50,296

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
6.Commitment and Contingencies
Legal Matters
The Company is periodically involved in litigation and various legal matters that arise in the normal course of business. Such matters are subject to many uncertainties and outcomes which are not predictable. At the current time, the Company does not believe that any legal matters could have a material adverse effect on its financial position or future results of operations and therefore has not recorded any reserves in relation thereto as of December 31, 2020.
Capital Commitments
The Company is a party to agreements to purchase and install exhaust gas cleaning systems for its vessels, of which approximately $30.2 million, related to 13 vessels, remained unpaid at December 31, 2020.
Time chartered-in vessels
The Company time charters-in five vessels. The terms of the time charter-in contracts are summarized as follows:

Vessel Type	Year Built	DWT	Where Built	Daily Base Rate	Earliest Expiry
Kamsarmax	2019	81,100	China	Variable	10-Mar-21
Kamsarmax	2019	81,100	China	Variable	7-Apr-21
Kamsarmax	2018	82,000	China	$12,500	25-June-21
Kamsarmax	2018	81,100	China	Variable	13-Jul-21
Kamsarmax	2015	81,100	China	Variable	22-Jul-21
Assuming the Company redelivers the vessels to their owners on the earliest redelivery date, as expected, and based on the variable rates in effect at December 31, 2020, the Company estimates that as of December 31, 2020 it would expect to pay $12.6 million in time charter-in fees during 2021 on the above contracts.
Debt
See Note 10, Debt, to the consolidated financial statements for a schedule of debt and financing obligation payments as of December 31, 2020.
Other
There are no material post-employment benefits for our executive officers or directors. By law, our employees in Monaco are entitled to a one-time payment of up to two months’ salary upon retirement if they meet certain minimum service requirements.
As of December 31, 2020, the Company agreed to guarantee certain obligations of certain related parties arising from bunker purchases made through April 2021 on behalf of the vessels we own. The maximum potential amount of future payments at December 31, 2020 is $5.0 million.
7.Accounts Payable and Accrued Expenses
Accounts payable and accrued expenses consist of the following:

	As of
(in thousands)	December 31, 2020	December 31, 2019
Accounts payable	$4,695	$4,984
Accrued operating	20,648	36,177
Accrued administrative	10,791	7,585
Accounts payable and accrued expenses	$36,134	$48,746

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
Accounts payable primarily consists of obligations to suppliers arising in the normal course of business. Accrued operating relates to obligations arising from operation of the Company’s owned, finance leased and chartered-in vessels (see Note 5, “Leases” for additional information), such as operating costs. Accrued administrative relates to obligations that are corporate or financing in nature, such as payroll, professional fees, interest and commitment fees.

8.Common Shares
As of December 31, 2020 the Company had:
•Approximately 11.3 million common shares outstanding, the $0.01 par value of which is recorded as common stock of $0.9 million.
•Paid-in capital of $1.8 billion which substantially represents the excess net proceeds from common stock issuances over the par value as well as the amount of cumulative restricted stock amortization.
•Treasury stock of $73.4 million representing the cost at which the Company repurchased approximately 1.9 million shares
Reverse stock split
On April 7, 2020, the Company effected a one-for-ten reverse stock split. All share and per share information has been retroactively adjusted to reflect the reverse stock split. The par value was not adjusted as a result of the reverse stock split.

Equity Issuance

In June 2020, the Company issued approximately 4.7 million shares (which includes the exercise in full of the underwriters’ option to purchase additional shares) of its common stock, par value $0.01 per share, at $18.46 per share in an underwritten public offering. Scorpio Services Holding Limited, a related party to the Company, purchased 950,000 common shares in the offering at the public offering price, after which it beneficially owned 16.1% of the Company’s outstanding common stock at that time, thereby increasing Scorpio Holdings Limited’s beneficial ownership of the Company’s outstanding common stock to 20.0% at that time. The Company received approximately $82.3 million of net proceeds from the issuance.

Share Repurchase Program

In January 2019, the Company’s Board of Directors authorized a new share repurchase program (the “Program”) to purchase up to an aggregate of $50.0 million of its common shares. During 2020, the Company repurchased approximately 1.1 million of the Company’s common shares under the Program for an aggregate purchase price of approximately $16.7 million (or at an average purchase price of $15.52 per repurchased share) funded from available cash resources. The specific timing and amounts of the repurchases were in the sole discretion of management and subject to variation based on market conditions and other factors. The Company is not obligated under the terms of the Program to repurchase any of its common shares. The authorization has no expiration date. As of December 31, 2020, $33.3 million remained available under the Program.

Dividend
During 2020 and 2019, the Company’s Board of Directors declared and paid quarterly cash dividends totaling $0.35 per share and $0.80 per share, or $3.2 million and $5.7 million, respectively.

During 2019, the Company’s Board of Directors declared a one-time special stock dividend to the shareholders of the Company of an aggregate of approximately one million shares of common stock of Scorpio Tankers Inc. (NYSE:STNG), a related party. For each common share that a shareholder held in the Company on November 15, 2019, that shareholder received 0.0138 shares of common stock of Scorpio Tankers Inc. Following the payment of the special dividend, the Company continued to own approximately 4.4 million common shares of Scorpio Tankers Inc.

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
In May 2020, the Company sold 2.25 million common shares of Scorpio Tankers Inc. (NYSE: STNG) for aggregate net proceeds of approximately $42.7 million. Following the sales, the Company continues to own in aggregate approximately 2.16 million common shares of Scorpio Tankers Inc.
9.Equity Incentive Plan
The Eneti Inc. 2013 Equity Incentive Plan, or the Plan, was approved by the Company’s Board of Directors and became effective on September 30, 2013 and was last amended to reserve additional common shares for issuance pursuant to the Plan on June 26, 2020. Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the Plan), unless otherwise provided by the Plan administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full. The Board of Directors may amend or terminate the Plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Shareholder approval of Plan amendments will be required under certain circumstances. As of December 31, 2020, we had reserved a total of 1,143,262 common shares for issuance under the Plan, subject to adjustment for changes in capitalization as provided in the Plan. The Plan is administered by the Company’s Compensation Committee. The Plan will remain in effect until the tenth anniversary of the date on which the Plan was adopted by the Board of Directors, unless terminated, or extended by the Board of Directors. After the termination date, no further awards shall be granted pursuant to the Plan, but previously granted awards will remain outstanding in accordance with their applicable terms and conditions.
Under the Plan, the Company is permitted to grant incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common shares.
Under the terms of the Plan, stock options and stock appreciation rights granted under the Plan will have an exercise price equal to the fair value of a common share on the date of grant, unless otherwise determined by the Plan administrator, but in no event will the exercise price be less than the fair value of a common share on the date of grant. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the Plan administrator, but in no event will they be exercisable later than ten years from the date of grant. The Company did not grant any option awards or stock appreciation rights under the Plan during the three years ended December 31, 2020.
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
The Company recorded share-based compensation expense of $7.3 million, $9.0 million, and $7.9 million for the years ended December 31, 2020, 2019 and 2018, respectively, related to restricted stock awards, which is included in General and administrative expenses in the Consolidated Statement of Operations.

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
A summary of activity for restricted stock awards during the three years ended December 31, 2020 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value $
Outstanding at December 31, 2017	314,157	$81.30
Granted	183,553	73.30
Vested	(121,263)	117.90
Forfeited	(1,083)	65.70
Outstanding at December 31, 2018	375,364	65.61
Granted	127,070	63.40
Vested	(136,948)	70.80
Forfeited	(500)	70.10
Outstanding at December 31, 2019	364,986	62.90
Fractional shares exchanged for cash upon reverse stock split	(37)	$62.90
Granted	425,000	$13.22
Vested	(149,342)	$50.75
Forfeited	(800)	$64.64
Outstanding at December 31, 2020	639,807	$32.74
As of December 31, 2020, there was $10.3 million of total unrecognized compensation cost related to restricted stock awards. These costs are expected to be recognized over the weighted average period of approximately one year. During 2020, restricted stock with a fair value of approximately $3.1 million vested.

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
10.Debt
The Company’s long-term debt consists of bank loans and financing obligations, summarized as follows:

	December 31,
(amounts in thousands)	2020	2019
$12.5 Million Credit Facility	$—	$8,617
$27.3 Million Credit Facility	—	8,813
$85.5 Million Credit Facility	21,974	46,499
$38.7 Million Credit Facility	—	10,200
$12.8 Million Credit Facility	—	11,475
$30.0 Million Credit Facility	24,881	27,198
$60.0 Million Credit Facility	23,746	26,573
$184.0 Million Credit Facility	49,641	130,145
$34.0 Million Credit Facility	30,536	31,571
$90.0 Million Credit Facility	22,340	82,100
$19.6 Million Lease Financing - SBI Rumba	15,614	16,883
$19.0 Million Lease Financing - SBI Tango	16,109	17,303
$19.0 Million Lease Financing - SBI Echo	16,259	17,396
$20.5 Million Lease Financing - SBI Hermes	17,763	19,059
$21.4 Million Lease Financing - SBI Samba	18,960	20,384
CMBFL Lease Financing	102,282	113,006
$45.0 Million Lease Financing - SBI Virgo & SBI Libra	39,375	40,027
AVIC Lease Financing	101,957	111,450
$67.3 Million Lease Financing	59,779	—
Total bank loans and financing obligations outstanding	561,216	738,699
Less: Current portion	(46,560)	(75,276)
	$514,656	$663,423

	December 31, 2020			December 31, 2019
(amounts in thousands)	Current	Non-current	Total	Current	Non-current	Total
Total bank loans and financing obligations, gross	$46,560	$514,656	$561,216	$75,276	$663,423	$738,699
Unamortized deferred financing costs	(657)	(6,075)	(6,732)	(1,161)	(9,164)	(10,325)
Total bank loans and financing obligations, net	$45,903	$508,581	$554,484	$74,115	$654,259	$728,374

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

The future principal and estimated interest payments (based on the interest rates in effect as of December 31, 2020) under the Company’s long-term debt over the next five years based on the Company’s existing credit facilities and financing obligations as of December 31, 2020 is as below. However, outstanding debt is expected to be repaid during 2021 as the Company sells all of the vessels in its fleet and exits the drybulk market.

(amounts in thousands)	Principal on Bank Loans	Interest on Bank Loans	Financing Obligations	Total
2021	$13,489	$4,376	$47,368	$65,233
2022	18,404	4,020	51,495	73,919
2023	119,368	2,625	46,337	168,330
2024	2,429	554	39,302	42,285
2025	19,428	375	37,202	57,005
Thereafter	—	—	66,726	66,726
Total	$173,118	$11,950	$288,430	$473,498
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
Secured Credit Facilities
The Company had six credit agreements in place, which are all collateralized by certain of the Company’s vessels. The following is a summary of those credit agreements as of December 31, 2020.

	$85.5 Million Credit Facility	$30.0 Million Credit Facility	$60.0 Million Credit Facility	$184.0 Million Credit Facility	$34.0 Million Credit Facility	$90.0 Million Credit Facility
Date of Agreement	December 5, 2017	September 13, 2018	September 11, 2018	September 21, 2018	October 3, 2018	November 8, 2018

Total Vessels Financed
Kamsarmax	—	2	—	2	2	—
Ultramax	2	—	2	2	—	2

Interest Rate-LIBOR+	2.850%	2.200%	2.250%	2.400%	2.350%	2.350%

Commitment Fee	1.140%	0.880%	0.900%	0.960%	1.175%	1.000%

Maturity Date	February 15, 2023	September 18, 2023	September 14, 2023	September 21, 2023	October 3, 2025	November 8, 2023

Amount outstanding (in thousands)	21,974	24,881	23,746	49,641	30,536	22,340

Carrying Value of Vessels Collateralized (in thousands)	32,577	38,629	33,676	70,320	39,069	32,011

Financing Obligations

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

$19.6 Million Lease Financing - SBI Rumba
On October 25, 2017, the Company closed a financing transaction with unaffiliated third parties involving the sale and leaseback of the SBI Rumba, a 2015 Japanese built Kamsarmax vessel, for consideration of approximately $19.6 million. As part of the transaction, the Company makes monthly payments of $164,250 under a nine and a half year bareboat charter agreement with the buyers, which the Company has the option to extend for a further six months. The agreement also provides the Company with options to repurchase the vessel beginning on the fifth anniversary of the sale and until the end of the bareboat charter agreement.
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
This transaction also provided up to $1.5 million of financing for the installation of scrubbers for each of the vessels included. These will amortize at approximately $1,370 per day per vessel for the first 2 years and $685 per day per vessel for the following 2 years once drawn down.

Table of Contents ENETI INC. AND SUBSIDIARIES
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
This transaction also provided financing for the installation of scrubbers for each of the six vessels included at the lowest of (i) 82% of the scrubber market value, (b) 82% of the scrubber price and (c) approximately $1.6 million, which would amortize over 5 years at approximately $82,000 per quarter per vessel once drawn down.
$67.3 Million Lease Financing
On March 19, 2020, the Company closed the transactions to sell and leaseback the SBI Cronos and SBI Achilles, two Ultramax vessels and on April 2, 2020, the Company closed a transaction to sell and lease back the SBI Lynx, a Kamsarmax vessel to Ocean Yield ASA. As part of the transaction the Company agreed to bareboat charter-in the SBI Cronos for a period of nine years, the SBI Achilles for a period of ten years and the SBI Lynx for a period of twelve years. The Company has several purchase options during the charter period of each agreement, as well as a purchase option for each vessel upon the expiration of the relevant agreement.
The transaction also provided financing for the installation of scrubbers for each of the vessels included at approximately $1.5 million, which will amortize over four years.
In addition to the credit agreements and financing obligations described above, which are in effect as of December 31, 2020, outstanding amounts under the following credit facilities agreements which were repaid in full during 2020.
$12.5 Million Credit Facility

On December 22, 2015, the Company entered into a senior secured credit facility for up to $12.5 million with Credit Agricole Corporate and Investment Bank which was used to finance a portion of the purchase price of one Ultramax vessel.
During the first quarter of 2020, the Company repaid this loan and terminated the credit facility. The vessel previously financed by the loan is now financed under the $67.3 Million Lease Financing.
$27.3 Million Credit Facility
On December 22, 2015, the Company entered into a $27.3 million senior secured credit facility with ABN AMRO Bank N.V. which was originally used to finance a portion of the purchase price of two Ultramax vessels.
During the first quarter of 2020, the Company repaid this loan and terminated the credit facility. The vessel previously financed by the loan is now financed under the $67.3 Million Lease Financing.
$12.8 Million Credit Facility
On June 21, 2018, the Company entered into a senior secured credit facility for up to $12.8 million which was originally used to finance a portion of the purchase price of one Kamsarmax vessel.
During the second quarter of 2020, the Company repaid this loan and terminated the credit facility. The vessel previously financed by the loan is now financed under the $67.3 Million Lease Financing.
$38.7 Million Credit Facility
On December 13, 2017, the Company entered into a senior secured credit facility for up to $38.7 million which was originally used to finance a portion of the purchase price of six Ultramax vessels.
During the second quarter of 2020, the Company repaid this loan and terminated the credit facility upon the completion of the sale of the SBI Jaguar.
Financial Covenants under the Agreements Governing Our Indebtedness

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
Each of the Company’s credit agreements and financing obligations, as amended through December 31, 2020, has, among other things, financial covenants with which the Company must comply (based on terms defined in the credit agreements and financing arrangements). The most stringent by facility are as follows:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth (adjusted for a minimum amount of $100.0 million in historical non-operating costs and to exclude certain future non-operating items, including impairments) no less than $500.0 million plus (i) 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after December 31, 2013 and (ii) 50% of the value of any new equity issues occurring on or after December 31, 2013.
•Minimum liquidity of not less than the greater of $25.0 million or $0.5 million per owned or finance leased vessel.
•Maintain a minimum fair value of the collateral for each credit facility, such that the aggregate fair value of the vessels collateralizing the credit facility is between 140% and 160% of the aggregate principal amount outstanding under such credit facility, or, if it does not meet these thresholds to prepay a portion of the loan or provide additional security to eliminate the shortfall.
•Minimum fair value of the vessel for certain financing obligations be 115% of the principal amount outstanding under such financing obligation, or, if the Company does not meet this threshold, to prepay a portion of the financing obligation or provide additional security to eliminate the shortfall.
The Company’s credit facilities and financing obligations set out above have, among other things, the following restrictive covenants which may restrict its ability to:
•incur additional indebtedness;
•sell the collateral vessel, if applicable;
•make additional investments or acquisitions;
•pay dividends; or
•effect a change of control of the Company.
In addition, the Company’s credit facilities and finance leases contain customary events of default, including cross-default provisions, as well as subjective acceleration clauses under which the debt could become due and payable in the event of a material adverse change in the Company’s business.
Furthermore, the Company’s credit facilities contain customary events of default, including cross-default provisions. As of December 31, 2020, the Company was in compliance with the financial covenants of each of its credit facilities and financing obligations. The Company expects to remain in compliance with the financial covenants of each of its credit facilities and financing obligations for the next twelve months.

Interest rates on all of the Company’s secured credit facilities during the year ended December 31, 2020 ranged from 2.4% to 6.2%. The Company records its interest expense as a component of Financial expense, net on its Consolidated Statement of Operations. For the years ended December 31, 2020, 2019 and 2018, Financial expense, net consists of:

	Year ended December 31,
(in thousands)	2020	2019	2018
Interest expense	$29,557	$44,101	$39,855
Amortization of deferred financing costs	3,667	6,915	9,582
Write off of deferred financing costs	3,088	681	—
Change in the fair value of interest rate caps	—	219	(27)
Other, net	506	238	459
	$36,818	$52,154	$49,869

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
11.Derivatives
The Company is exposed to, among other things, the impact of changes in interest rates in the normal course of business. The Company managed the exposure to and volatility arising from these risks, and utilized derivative financial instruments to offset a portion of these risks. The Company used derivative financial instruments only to the extent necessary to hedge identified business risks and did not enter into such transactions for speculative purposes.

The Company uses variable rate debt as a source of funds for use in the Company's investment activities. These debt obligations expose the Company to variability in interest payments due to changes in interest rates. If interest rates increase, interest expense increases. Interest rate cap agreements were used to manage interest rate risk associated with floating-rate borrowings under the Company’s credit facilities. The interest rate cap agreements utilized by the Company effectively modified the Company’s exposure to interest rate risk by converting a portion of the Company’s floating-rate debt to a fixed-rate basis through December 31, 2020, thereby reducing the impact of interest rate changes on interest expense.
The Company did not elect to designate any of its derivative instruments as hedging instruments under ASC 815, “Derivatives and Hedging”, and as such the gain or loss on the derivative was recognized in current earnings during the period of change and is included in Financial expense, net on the Consolidated Statement of Operations.
Information pertaining to outstanding interest rate caps is as follows:

Aggregate Notional Amount (in millions)	Start Date	End Date	Offsets Variable Rate Debt Attributable to Fluctuations Above:
$100	November 9, 2017	December 31, 2020	Three Month LIBOR of 3.5%
$100	November 9, 2017	December 31, 2020	Three Month LIBOR of 3.5%
$100	November 21, 2017	December 31, 2020	Three Month LIBOR of 3.5%

The aggregate fair value of these interest rate caps was zero at December 31, 2020 and 2019 and would have been included in Other assets on the Company’s Consolidated Balance Sheet had there been a balance. While there was no impact to interest expense in 2020, an increase to interest expense of approximately $0.2 million was recorded during 2019, representing the change in the fair value of these caps to Financial expense, net on the Consolidated Statement of Operations. Refer to Note 13, Fair value of Financial Instruments, for related fair value disclosures.

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
12.Equity Investments
On October 12, 2018 the Company invested $100.0 million in a related party, Scorpio Tankers, through participation in a public offering on a basis equivalent to other investors. As a result of this investment, the Company became a significant investor in Scorpio Tankers, a related party, holding a total of approximately 54.1 million shares of common stock, which was approximately 10.9% of the then issued and outstanding shares of Scorpio Tankers. While the Company was not directly invested in Scorpio Tankers prior to this investment, it shared a number of shareholders, directors and officers (see Note 14, Related Party Transactions), which along with its investment interest indicated its ability to exercise significant influence. Accordingly, this investment is accounted for under the equity method. The investment was subsequently adjusted to 5.4 million shares after a one-for-ten reverse stock split effected on January 18, 2019. The Company uses the fair value option in accounting for its investment in Scorpio Tankers based upon the quoted market price of Scorpio Tankers common stock.
On October 22, 2019, the Company’s Board of Directors declared a one-time special stock dividend to the shareholders of the Company of an aggregate of approximately one million shares of common stock of Scorpio Tankers (NYSE:STNG). For each common share that a shareholder held in the Company on November 15, 2019 that shareholder received 0.0138 shares of common stock of Scorpio Tankers on December 13, 2019. The Scorpio Tankers common shares distributed in the special dividend were acquired from Scorpio Tankers in the abovementioned public offering of its common shares in October 2018. Following the payment of the special dividend, the Company continued to own approximately 4.4 million common shares of Scorpio Tankers. No fractional shares of Scorpio Tankers were issued in connection with the special dividend, and instead the Company’s shareholders received cash in lieu of any fractional shares.
In May 2020, the Company sold 2.25 million common shares of Scorpio Tankers for aggregate net proceeds of approximately $42.7 million. Following the sales, the Company continues to own in aggregate approximately 2.16 million common shares of Scorpio Tankers.

On May 31, 2019, the Company invested $1.5 million in 2020 Bulkers in exchange for 166,667 shares of 2020 Bulkers common stock through a private placement and during October 2019, the Company sold all 166,667 shares. The Company accounted for this investment at fair value using the quoted market price as it did not have the ability to exercise significant influence.

Below is a table of equity investment activity (in thousands):

	Year Ended December 31,
	2020	2019
Beginning balance	$173,298	$92,281
Investment in Scorpio Tankers	—	—
Investment in 2020 Bulkers	—	1,500
Sale of investment in 2020 Bulkers	—	(1,547)
Special dividend of Scorpio Tankers shares to Company stockholders	—	(33,699)
Partial sale of investment in Scorpio Tankers	(42,711)	—
Gain (loss) from change in fair value of investment in Scorpio Tankers	(106,471)	114,716
Realized gain on investment in 2020 Bulkers	—	47
Equity investments at fair value	$24,116	$173,298
Dividend income from Scorpio Tankers common stock	$1,087	$2,163

The following table represents summarized information regarding the Company’s equity investee as of December 31, 2020 and 2019 (in thousands):

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

	December 31, 2020	December 31, 2019
Total revenues	$915,892	$704,325
Operating income	245,334	129,972
Net loss	94,124	(48,490)

Current assets	$267,419	$302,978
Non-current assets	4,891,205	4,861,032
Total assets	$5,158,624	$5,164,010
Current liabilities	$406,175	$486,231
Non-current liabilities	2,686,681	2,700,790
Total liabilities	$3,092,856	$3,187,021

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
13.Fair value of financial instruments
The carrying amount and fair value of financial instruments at December 31, 2020 and 2019 were as follows (in thousands):

		2020		2019
	Level	Carrying value	Fair Value	Carrying value	Fair Value
Financial assets:
Cash and cash equivalents	1	$84,002	$84,002	$42,530	$42,530
Other assets - interest rate cap	2	—	—	—	—
Equity investment - Common stock of Scorpio Tankers Inc. *	1	24,116	24,116	173,298	173,298

Financial liabilities:
Bank loans, net	2	170,737	170,737	377,569	377,569
Financing obligation	2	383,747	383,747	73,823	73,823
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
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, various methods are used including market, income and cost approaches. Based on these approaches, certain assumptions that market participants would use in pricing the asset or liability are used, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable firm inputs. Valuation techniques that are used maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, fair value measured financial instruments are categorized according to the fair value hierarchy prescribed by ASC 820, “Fair Value Measurements and Disclosures”. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:
•Level 1: Fair value measurements using unadjusted quoted market prices in active markets for identical, unrestricted assets or liabilities.
•Level 2: Fair value measurements using correlation with (directly or indirectly) observable market-based inputs, unobservable inputs that are corroborated by market data, or quoted prices in markets that are not active.
•Level 3: Fair value measurements using inputs that are significant and not readily observable in the market.
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
The Company holds an equity investment consisting of approximately 2.16 million shares of common stock of Scorpio Tankers at an estimated fair value of $24.1 million. The investment in Scorpio Tankers was transferred from Level 2 to Level 1 during the first quarter of 2019 as a result of the expiration of the related lock-up agreement. Although a quoted market price in active securities markets was available for these shares at December 31, 2018, the Company was prohibited from selling its shares in Scorpio Tankers through January 7, 2019, pursuant to the terms of the lock-up agreement the Company entered into at the time of the investment.

Table of Contents ENETI INC. AND SUBSIDIARIES
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
These amounts are shown net of $2.4 million and $5.6 million of unamortized deferred financing fees on the Company’s consolidated balance sheet as of December 31, 2020 and 2019, respectively.
The carrying value of our financing obligations are measured at amortized cost using the effective interest method. The Company considers that the carrying value approximates fair value because (i) the interest rates on these instruments change with, or approximate, market interest rates and (ii) the credit risk of the Company has remained stable.
These amounts are shown net of $4.3 million and $4.7 million of unamortized deferred financing fees on the Company’s consolidated balance sheet as of December 31, 2020 and 2019, respectively.
Certain of the Company’s assets and liabilities are carried at contracted amounts that approximate fair value. Assets and liabilities that are recorded at contracted amounts approximating fair value consist primarily of balances with related parties, prepaid expenses and other current assets, accounts payable and accrued expenses.
Certain items are measured at fair value on a non-recurring basis. The table below details the portion of those items that were re-measured at fair value at December 31, 2020 and the resultant write-down recorded (dollars in thousands):

		Fair Value Measurements Using
December 31, 2020	Total	Level 1	Level 2	Level 3	Write-down
Assets Held For Sale	$—	$—	$708,097	$—	$478,450

14.Related Party Transactions
The Company’s co-founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, and the Company’s Vice President, Mr. Filippo Lauro, are members of the Lolli-Ghetti family, which owns and controls the Scorpio group of companies, or Scorpio. Scorpio includes SSM, which provides the Company with vessel technical management services, SCM, which provides the Company with vessel commercial management services, SSH, which provides the Company and other related entities with administrative services and services related to the acquisition of vessels, and Scorpio UK Limited, or SUK, which provides the Company with vessel chartering services. SSH also has a majority equity interest in a port agent that provides supply and logistical services for the Company’s vessels operating in its regions. In 2009, Mr. Emanuele Lauro also co-founded Scorpio Tankers (NYSE: STNG), a large international shipping company engaged in seaborne transportation of refined petroleum products, of which he is currently the Chairman and Chief Executive Officer. Mr. Emanuele Lauro also has a senior management position at Scorpio. The Company’s co-founder, President and Director, Mr. Robert Bugbee, is also the President and a Director of Scorpio Tankers and has a senior management position at Scorpio. The Company’s Vice President, Mr. Filippo Lauro and the Company’s Chief Operating Officer, Mr. Cameron Mackey, also hold the office of Vice President and Chief Operating Officer at Scorpio Tankers, respectively, and have senior management positions at Scorpio. Since December 2018, Messrs. Emanuele Lauro, Robert Bugbee, Filippo Lauro and Cameron Mackey have served in similar capacities for Hermitage Offshore Services Ltd., formerly Nordic American Offshore Ltd. (OTC: HOFSQ).

Administrative Services Agreement

The Company entered into the Administrative Services Agreement with SSH for the provision of administrative staff, office space and accounting, legal compliance, financial and information technology services, as well as arranging vessel sales and purchases for the Company, including newbuildings.
In addition, SSH has agreed with the Company not to own any drybulk carriers greater than 30,000 dwt for so long as the Administrative Services Agreement is in full force and effect. The Administrative Services Agreement may be terminated by SSH upon 12 months’ notice or by the Company upon 24 months’ notice.

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
The services provided to the Company by SSH under the Administrative Services Agreement may be sub-contracted to other entities within Scorpio.
Master Agreement

The Company’s vessels have been commercially managed by SCM and technically managed by SSM pursuant to the Master Agreement, which may be terminated by either party upon 24 months’ notice, unless terminated earlier in accordance with its terms. In the event of a sale of one or more vessels, a notice period of three months and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change of control, including a sale of all or substantially all vessels, in which case a payment equal to 24 months of management fees will apply as was the case in the fourth quarter of 2020, when the Company’s Board of Directors authorized the Company, as part of its transition to a sustainable future, to sell its remaining dry bulk vessels and exit the dry bulk sector during 2021. This fee was considered as part of our assessment of the fair value less cost to sell of our remaining fleet, and is therefore included in the captions “Loss/write-down on assets held for sale – related party” in the Consolidated Statement of Operations, and “Assets held for sale” in the Consolidated Balance Sheet.
SCM’s commercial management services have included securing employment for the Company’s vessels in the spot market and on time charters. SCM has also managed the Scorpio Pools (spot market-oriented vessel pools) including the Scorpio Ultramax Pool, the Scorpio Kamsarmax Pool and the currently inactive Scorpio Capesize Pool in which most of the Company’s owned, finance leased and time chartered-in vessels are employed and from which a significant portion of its revenue is generated. The Scorpio Ultramax Pool and the Scorpio Kamsarmax Pool participants, including the Company and third-party owners of similar vessels, pay SCM a pool management fee of $300 per vessel per day, plus a 1.75% commission on the gross revenues per charter fixture. The Company typically has balances due from the Scorpio Pools, consisting primarily of working capital, undistributed earnings and reimbursable costs. These receivables are either classified as current or non-current assets within the Consolidated Balance Sheet depending upon whether the associated vessel is expected to exit the pool within the next 12 months. The Company is also allocated general and administrative expenses from SCM. The Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool were significant customers for the year ended December 31, 2020, accounting for 30% and 50% of the Company’s total vessel revenue, respectively. During the year ended December 31,2019, the Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool accounted for 31% and 60% of the Company’s total vessel revenue, respectively. During the year ended December 31, 2018, the Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool accounted for 36% and 64% of the Company’s total vessel revenue, respectively.
During 2019 and 2020, the Company time-chartered out four Kamsarmax vessels to the Scorpio Kamsarmax Pool for a period of 24-27 months at rates linked to the Baltic Panamax Index (“BPI”). The related income is recorded as Vessel Revenues in the Consolidated Statement of Operations.
For the commercial management of any of the Company’s vessels that do not operate in one of the Scorpio Pools, it pays SCM a daily fee of $300 per vessel, plus a 1.75% commission on the gross revenues per charter fixture, which are classified as voyage expenses in the Consolidated Statement of Operations.
Effective January 1, 2018, pursuant to the Master Agreement, the fixed annual technical management fee was reduced from $200,000 to $160,000, and certain services previously provided as part of the fixed fee are itemized. The aggregate cost, including the costs that are now itemized, for the services provided under the technical management agreement do not materially differ from the annual management fee charged prior to the amendment.
SSM’s technical management services have included providing technical support, such as arranging the hiring of qualified officers and crew, supervising the maintenance and performance of vessels, purchasing supplies, spare parts and new equipment, arranging and supervising drydocking and repairs, and monitoring regulatory and classification society compliance and customer standards. As part of these services, the Company pays SSM, a related party, including certain subcontractors, for crew costs which are then distributed to the crew.
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

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
The fees of certain consultants and the salaries of certain SUK employees are allocated to the Company for services performed for the Company.
The Company pays the related party port agent for supply and logistical services, which are charged as vessel operating costs.
The Company pays the related party bunker supplier for bunkers, which are charged as voyage expenses. Beginning in October 2019, the Company agreed to guarantee certain obligations of the related party bunker supplier arising from bunker purchases made through April 2021 on behalf of the vessels the Company owns. The maximum potential amount of future payments at December 31, 2020 was $5.0 million.
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
The Company pays a related party travel service provider for travel services, such as flights, which are charged as general and administrative expenses.
In October 2018, the Company invested $100.0 million in Scorpio Tankers for approximately 54.1 million (which was subsequently adjusted to 5.4 million shares after a one-for-ten reverse stock split effected by Scorpio Tankers on January 18, 2019), or 10.9% (as of October 12, 2018), of Scorpio Tankers’ issued and outstanding common shares. The investment was part of a larger $337.0 million equity raise by Scorpio Tankers through a public offering of its common shares. Scorpio Tankers is a large international shipping company incorporated in the Republic of the Marshall Islands engaged in seaborne transportation of refined petroleum products. The Company and Scorpio Tankers have a number of common shareholders. They also share a number of directors and officers, including Mr. Emanuele Lauro who serves as the Chairman and Chief Executive Officer of both companies, Mr. Robert Bugbee, who serves as President and a Director of both companies, Mr. Cameron Mackey, who serves as Chief Operating Officer of both companies, and Mr. Filippo Lauro, who serves as Vice President of both companies. In October 2019, the Company’s Board of Directors declared a one-time special stock dividend to the shareholders of the Company of an aggregate of approximately one million shares of common stock of Scorpio Tankers (NYSE:STNG). Following the payment of the special dividend, the Company continued to own approximately 4.4 million common shares of Scorpio Tankers. In May 2020, the Company sold 2.25 million shares of Scorpio Tankers for aggregate net proceeds of approximately $42.7 million. The Company continues to own approximately 2.16 million common shares of Scorpio Tankers. There are no other significant transactions between the Company and Scorpio Tankers. As discussed in Note 1, Organization and Basis of Presentation, this investment is accounted for under the equity method utilizing the fair value option.

Transactions with entities owned and controlled by the Lolli-Ghetti family and with Scorpio Tankers (herein referred to as related party affiliates) in the Consolidated Statement of Operations and Consolidated Balance Sheet are summarized in the following tables (in thousands).

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

	Twelve Months Ended December 31,
	2020	2019	2018
Vessel revenue
Scorpio Kamsarmax Pool	$48,930	$69,368	$87,305
Scorpio Ultramax Pool	81,683	133,655	155,197
Total vessel revenue	$130,612	$203,023	$242,502
Voyage expense:
SCM	$1,449	$295	$—
Bunker supplier	1,844	1,653	—
Total voyage expense	$3,293	$1,948	$—
Vessel operating cost:
SSM	$11,547	$12,970	$13,361
Port agent	399	267	117
Insurance brokerage	—	—	1,721
Total vessel operating cost	$11,946	$13,237	$15,199
General and administrative expense:
SCM	$71	$103	$45
SSM	148	267	99
SSH	5,992	6,657	6,707
SUK	1,869	2,923	1,665
Travel provider	23	122	—
Total general and administrative expense	$8,103	$10,072	$8,516
(Loss) income from equity investment
Scorpio Tankers Inc.	$(105,384)	$116,878	$(7,178)
Write down on assets held for sale
SCM	$17,250	$414	$—
SSM	17,789	400	—
SSH	1,764	—	—
Total write down on assets held for sale	$36,803	$814	$—

At December 31, 2020 and December 31, 2019, we had the following balances with related parties, which have been included in the Consolidated Balance Sheet:

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

	December 31,
	2020	2019
Assets
Due from related parties-current:
Scorpio Kamsarmax Pool	$7,355	$5,241
Scorpio Ultramax Pool	7,522	677
SUK	—	36
Total due from related parties-current	$14,877	$5,954
Due from related parties non-current:
Scorpio Kamsarmax Pool	$—	$4,767
Scorpio Ultramax Pool	—	9,463
Total due from related parties non-current	$—	$14,230
Equity investment in Scorpio Tankers Inc.	$24,116	$173,298
Liabilities
Due to related parties-current :
Scorpio Kamsarmax Pool	$2,193	$—
Scorpio Ultramax Pool	1,014	—
SCM	281	227
SSM	96	200
SSH	373	312
Port agent	2	13
Bunker supplier	1,020	220
Total due to related parties-current	$4,979	$972

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
15. Income Taxes
Eneti Inc. and its vessel owning subsidiaries (registered and disponent) are incorporated in the Republic of the Marshall Islands, and in accordance with the income tax laws of the Marshall Islands, are not subject to Marshall Islands income tax. The Company is also exempt from income tax in other jurisdictions including the United States of America due to tax treaties or domestic tax laws; therefore, it will not have any tax charges, benefits, or balances.
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

16. Segment Reporting
Effective January 1, 2016, the Company is organized by vessel type into two operating segments through which the Company’s chief operating decision maker manages the Company’s business. The Kamsarmax and Ultramax Operations segments include the following:
•Kamsarmax - includes vessels ranging from approximately 82,000 DWT to 84,000 DWT
•Ultramax - includes vessels ranging from approximately 60,200 DWT to 64,000 DWT
Although each vessel within its respective class qualifies as an operating segment under U.S. GAAP, each vessel also exhibits similar long-term financial performance and similar economic characteristics to the other vessels within the respective vessel class, thereby meeting the aggregation criteria in U.S. GAAP. The Company has therefore chosen to present its segment information by vessel class using the aggregated information from the individual vessels.
The Company’s vessels regularly move between countries in international waters, over dozens of trade routes and, as a result, the disclosure of financial information about geographic areas is impracticable.
Certain of the corporate income and general and administrative expenses incurred by the Company are not attributable to any specific segment. Accordingly, these amounts are not allocated to any of the Company’s segments and are included in the results below as “Corporate”.
The following schedule presents segment information about the Company’s operations and identifiable assets for the years ended December 31, 2020, 2019 and 2018 (in thousands).

December 31, 2020	Kamsarmax	Ultramax	Corporate	Total
Vessel revenue	$67,047	$96,685		$163,732
Voyage expenses	4,831	5,178		10,009
Vessel operating cost	30,542	62,264		92,806
Charterhire expense	18,620	2,487		21,107
Vessel depreciation	16,366	32,003		48,369
General and administrative expenses	1,891	3,908	19,872	25,671
Loss / write down on assets held for sale	168,171	327,242	—	495,413
Interest income			210	210
Income from equity investment			(105,384)	(105,384)
Foreign exchange loss			(348)	(348)
Financial expense, net			(36,818)	(36,818)
Segment loss	$(173,374)	$(336,397)	$(162,212)	$(671,983)

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

December 31, 2019	Kamsarmax	Ultramax	Corporate	Total
Vessel revenue	$86,192	$138,387		$224,579
Voyage expenses	2,688	1,512		4,200
Vessel operating cost	33,816	67,305	—	101,121
Charterhire expense	13,498	3,726		17,224
Vessel depreciation	18,292	35,932		54,224
General and administrative expenses	2,083	4,152	25,738	31,973
Loss / write down on assets held for sale	7,353	29,936		37,289
Interest income			1,450	1,450
Income (loss) from equity investment			116,925	116,925
Foreign exchange gain (loss)			(115)	(115)
Financial expense, net			(52,154)	(52,154)
Segment income (loss)	$8,462	$(4,176)	$40,368	$44,654

December 31, 2018	Kamsarmax	Ultramax	Corporate	Total
Vessel revenue	$87,305	$155,197		$242,502
Voyage expenses	219	330		549
Vessel operating cost	34,255	71,220		105,475
Charterhire expense	422	3,754		4,176
Vessel depreciation	19,320	37,287		56,607
General and administrative expenses	2,069	4,344	25,972	32,385
Loss / write down on assets held for sale	—	—	—	—
Interest income			1,107	1,107
Loss from equity investment			(7,178)	(7,178)
Foreign exchange loss			(68)	(68)
Financial expense, net			(49,869)	(49,869)
Segment income (loss)	$31,020	$38,262	$(81,980)	$(12,698)
Identifiable assets, classified by the segment by which the Company operates, are as follows:

Identifiable assets
	December 31, 2020	December 31, 2019
Held by vessel owning subsidiaries or allocated to segments:
Kamsarmax Held for sale	$265,331	$543,280
Ultramax Held for sale	489,611	920,149
Held by parent and other subsidiaries, not allocated to segments:
Cash and cash equivalents	62,857	19,564
Other	50,396	182,566
Total identifiable assets	$868,195	$1,665,559

17.COVID-19

Since the beginning of the calendar year 2020, the ongoing outbreak of the novel coronavirus (COVID-19) has spread throughout the world and has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial and commodities markets. With respect to our current drybulk operations, a significant reduction in manufacturing and other economic activities has and is expected to continue to have a materially adverse impact on

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
the global demand for raw materials, coal and other bulk cargoes that our customers transport on our vessels. This significant decline in the demand for dry bulk tonnage may materially and adversely impact our ability to profitably charter our vessels. When these measures and the resulting economic impact will end and what the long-term impact of such measures on the global economy will be are not known at this time. As a result, the extent to which COVID-19 will impact the Company’s results of operations and financial condition, including its planned transition towards marine-based renewable energy, will depend on future developments, which are highly uncertain and cannot be predicted.

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

18.Subsequent Events
Dividend

On January 29, 2021, the Company’s Board of Directors declared a quarterly cash dividend of $0.05 per share, payable on or about March 12, 2021, to all shareholders of record as of February 12, 2021.

Share Repurchase Program

Since January 1, 2021, the Company repurchased approximately 41,000 of the Company’s common stock, at an average cost of $16.96 per share. These repurchases, totaling $0.7 million, were made under the Board of Directors authorized share repurchase program and funded from available cash resources. As of March 8, 2021, the Company had $32.6 million authorized remaining available under the authorized share repurchase program.

IMO 2020

In February 2021, the Company reached an agreement with its counterparty to cancel the purchase of scrubbers on thirteen of its vessels at a cost of approximately $7.2 million.

Agreed Vessel Sales
The Company entered into an agreement with an unaffiliated third party to sell the SBI Lynx, a Kamsarmax bulk carrier built in 2018, for approximately $22.25 million. Delivery of the vessel is expected to take place in the first quarter of 2021.
The Company entered into an agreement with an unaffiliated third party to sell the SBI Libra, an Ultramax bulk carrier built in 2017, for approximately $18.65 million. Delivery of the vessel is expected to take place in the first quarter of 2021.
The Company entered into an agreement with an unaffiliated third party to sell the SBI Leo and SBI Lyra, Ultramax bulk carriers built in 2015, for approximately $35 million in aggregate. Delivery of the vessels is expected to take place in the first quarter of 2021.
The Company has entered into an agreement with Eagle Bulk Shipping Inc. (“Eagle Bulk”) to sell SBI Virgo, an Ultramax bulk carrier built in 2017, for $15 million of cash and a warrant for 212,315 common shares of Eagle Bulk. Delivery of the vessel is expected to take place in the second quarter of 2021.
The Company entered into an agreement with Star Bulk Carriers Corp. (“Star Bulk”) to sell SBI Pegasus, SBI Subaru and SBI Ursa, Ultramax bulk carriers built in 2015, SBI Capoeira and SBI Carioca, Kamsarmax bulk carriers built in 2015, and SBI Lambada and SBI Macarena, Kamsarmax bulk carriers built in 2016, for the aggregate consideration of three million common shares in Star Bulk. As part of the transaction, which is expected to close within the first and second quarters of 2021, existing lease finance arrangements amounting to approximately $99.6 million would be assumed by Star Bulk. The sales are subject to the execution of definitive documentation.

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
The Company entered into an agreement with an unaffiliated third party to sell the SBI Thalia and SBI Athena, Ultramax bulk carriers built in China in 2015, and SBI Perseus, SBI Pisces and SBI Hercules, Ultramax bulk carriers built in China in 2016, for approximately $88 million. The transaction remains subject to definitive documentation and delivery of the vessels is expected to take place in the second quarter of 2021.
The Company entered into agreements with unaffiliated third parties to sell the SBI Cronos, an Ultramax bulk carrier built in 2015, and SBI Achilles, an Ultramax bulk carrier built in 2016, for approximately $39.75 million in the aggregate. Delivery of the vessels is expected to take place in the second quarter of 2021.

All vessels agreed to be sold subsequent to December 31, 2020 did not lead to any material additional gain or loss to what was recorded as of December 31, 2020.

Completed Vessel Sales
Since January 1, 2021, the Company has completed the previously announced sales of the SBI Gemini, SBI Poseidon, SBI Apollo, SBI Tethys, SBI Reggae, SBI Aries, SBI Hydra and SBI Parapara.