Form 20-F/A
period 2020-12-31
ENETI INC.
filed 2021-04-20
CIK 1587264

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F/A
 (Amendment No. 1)
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

EXPLANATORY NOTE
This Amendment No. 1 on Form 20-F/A (this “Amendment”) is being filed by Eneti Inc. (the “Company,” “we,” “our,” or “us”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, originally filed with the U.S. Securities Exchange Commission on March 8, 2021 (the “Original Filing”). The Company is filing this Amendment to include the financial statements and related notes of Scorpio Tankers Inc., as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020 (the “Financial Statements of Scorpio Tankers”) as required by Rule 3-09 of Regulation S-X under the Securities Exchange Act of 1934, as amended, which were not available at the time the Company filed the Original Filing.
This Form 20-F/A consists solely of the cover page, this explanatory note, the Financial Statements of Scorpio Tankers, certifications required by our chief executive officer and chief financial officer, and the consent of the independent registered public accounting firm of Scorpio Tankers. This Amendment does not affect any other parts of, or exhibits to, the Original Filing, nor does it reflect events occurring after the date of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing and with our filings with the U.S. Securities and Exchange Commission subsequent to the Original Filing.

PART III

ITEM 19.	EXHIBITS

Item 19 of the Annual Report is amended by the addition of the following exhibits:

Number	Description

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.4	Consent of PricewaterhouseCoopers Audit (Scorpio Tankers Inc.)
99.1	Audited financial statements of Scorpio Tankers Inc as of December 31, 2020 and for each of the three years ended December 31, 2020.
101. INS	Inline XBRL Instance Document
101. SCH	Inline XBRL Taxonomy Extension Schema
101. CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase
101. DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase
101. LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase
101. PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase
104	Cover Page Interactive Data File (formatted Inline XBRL and contained in Exhibit 101)

.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this Amendment No.1 to the annual report on its behalf.

Eneti Inc.
(Registrant)

/s/ Emanuele Lauro

Emanuele Lauro
Chief Executive Officer
Dated April 20, 2021