Form 20-F
period 2021-12-31
ENETI INC.
filed 2022-04-15
CIK 1587264

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
As of December 31, 2021, there were 39,741,204 outstanding shares of common stock, par value $0.01 per share.
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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Eneti Inc., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection therewith. This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect its current views with respect to future events and financial performance. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. This document includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.” We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “would,” “could” and similar expressions or phrases may identify forward-looking statements.
These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside our management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. These forward-looking statements are based on information available as of the date hereof, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date.
We cannot guarantee the accuracy of the forward-looking statements, and you should be aware that results and events could differ materially and adversely from those contained in the forward-looking statements due to a number of factors including, but not limited to:
•our future operating or financial results;
•changes in demand for wind turbine installation vessel (“WTIV”) capacity;
•the strength of world economies and currencies;
•the length and severity of the recent novel coronavirus (COVID-19) outbreak, including its effects on demand for WTIVs and the installation of offshore windfarms;
•our ability to successfully employ our existing and newbuilding WTIVs and the availability and suitability of our vessels for customer projects;
•our ability to compete successfully for future chartering and newbuilding opportunities;
•our continued ability to employ our vessels;
•fluctuations in interest rates and foreign exchange rates;
•early termination of customer contracts, our failure to secure new contracts for our vessels or the failure of counterparties to fully perform their contracts with us;
•our ability to successfully identify, consummate, integrate and realize the expected benefits from acquisitions and changes to our business strategy;
•our ability to successfully operate in new markets;
•changes in our operating expenses, including bunker prices, drydocking and insurance costs;
•compliance with, and our liabilities under, governmental, tax, environmental and safety laws and regulations;
•changes in governmental rules and regulations or actions taken by regulatory authorities;
•potential liability from pending or future litigation;
•general domestic and international political conditions or hostilities, including the recent conflict between Russia and Ukraine;
•potential disruption of shipping routes due to accidents or political events;
•our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;
•our continued borrowing availability under our debt agreements and compliance with the covenants contained therein;
•fluctuations in the value of our vessels and investments;
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
•potential conflicts of interest involving members of our Board of Directors (“Board”) and senior management and our significant shareholders; and
•our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned.

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
All references in this Annual Report to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars” and “USD” mean U.S. dollars and all references to “€” and “euros,” mean euros, unless otherwise noted.
On April 7, 2020, we effected a one-for-ten reverse stock split. All share and per share information has been retroactively adjusted to reflect the reverse stock split. The par value was not adjusted as a result of the reverse stock split.
The Company’s results for the twelve months ended December 31, 2021 include the impact of Seajacks International Limited’s (“Seajacks”) earnings during the period from August 12, 2021 (the date the acquisition was completed) through December 31, 2021. Since the completion of the acquisition, the operations of the Company are primarily those of Seajacks as the Company completed its exit from the dry bulk sector of the shipping industry in July 2021.

A.[Reserved]
B.Capitalization and Indebtedness
Not applicable.
C.Reasons for the Offer and Use of Proceeds
Not applicable.
D.Risk Factors
The following risks relate principally to the industry in which we currently operate, our plans to the offshore energy sector, and our business in general. Other risks relate principally to the securities market and ownership of our securities, including our common shares. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available for the payment of dividends on our common shares, or the trading price of our securities.

INDUSTRY SPECIFIC RISK FACTORS
•Lower prices for other energy sources may reduce the demand for wind energy development, which could have a material adverse effect on us.
•We may be unable to keep pace with rapidly changing technology in wind turbine and other industrial component manufacturing.
•The U.S. wind energy industry is significantly impacted by tax and other economic incentives. A significant change in these incentives could significantly impact our results of operations and growth.
•We face competition from industry participants who may have greater resources than we do.
•We are dependent on the employment of our vessels and the backlog of contracts may not materialize.
•We may not be able to renew or replace expiring contracts for our vessels.
•The early termination of contracts on our vessels could have a material adverse effect on our operations.
•Our fleet operations may be subject to seasonal factors.
•We are exposed to hazards that are inherent to offshore operations.
•Our insurance coverage may be inadequate to protect us from the liabilities that could arise in our business.
•Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies may impose additional costs on us or expose us to additional risks.
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
•Volatile economic conditions may adversely impact our ability to obtain financing or refinance our future credit facilities on acceptable terms, which may hinder or prevent us from operating or expanding our business.
•Outbreaks of epidemic and pandemic diseases, including COVID-19, and governmental responses thereto could adversely affect our business.
•A cyber-attack and failure to comply with data privacy laws could materially disrupt our business.
•World events, including piracy, terrorist attacks and political conflicts, could affect our results of operations and financial condition.
•If our vessels operate in countries that are subject to restrictions, sanctions, or embargoes imposed by the U.S. government, the European Union, the United Nations, or other governments, it could lead to monetary fines or adversely affect our reputation and the market for our shares of common stock and their trading price.
•Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties, contract terminations and an adverse effect on our business.
•There may be limits in our ability to mobilize our vessels between geographic areas, and the time and costs of such mobilizations may be material to our business.
•Maritime claimants could arrest or attach one or more of our vessels, which could interrupt our cash flows.
•Governments could requisition our vessels during a period of war or emergency, which could negatively impact our business, financial condition, results of operations, and available cash.

COMPANY SPECIFIC RISK FACTORS

•We currently have only five WTIV vessels and are vulnerable should any of such vessels remain idle or lose contracted revenue.
•We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.
•Seajacks has identified material weaknesses in its internal controls over financial reporting. Although we are taking steps to remediate these material weaknesses, we may not be successful in doing so in a timely manner, or at all, and we may identify other material weaknesses.
•Our costs of operating as a public company are significant, and our management is required to devote substantial time to complying with public company regulations. We cannot assure you that our internal control over financial reporting will be sufficient.
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
•A change in tax laws in any country in which we operate could result in higher tax expense.
•The Company and any of its subsidiaries may be subject to taxation in the United Kingdom.
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
•We are dependent on our employees and key personnel and we cannot assure you that we will be able to retain such persons.

RISKS RELATED TO OUR INDEBTEDNESS

•Servicing our current or future indebtedness limits funds available for other purposes and if we cannot service our debt, we may lose our vessels.
•We are exposed to volatility in interest rates which can result in higher than market interest rates and charges against our income.
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
•We cannot assure you that our Board will continue to declare dividends.
•Future sales of our common shares could cause the market price of our common shares to decline.
•Anti-takeover provisions in our organizational documents could have the effect of discouraging, delaying or preventing a merger or acquisition, or could make it difficult for our shareholders to replace or remove our current Board, which could adversely affect the market price of our common shares.

INDUSTRY SPECIFIC RISK FACTORS

Lower prices for other energy sources may reduce the demand for wind energy development, which could have a material adverse effect on us.
The wind energy market is affected by the price and availability of other energy sources, including nuclear, coal, natural gas and oil, as well as other sources of renewable energy. To the extent renewable energy, particularly wind energy, becomes less cost-competitive due to reduced government targets, increases in the cost of wind energy, as a result of new regulations or incentives that favor alternative renewable energy, cheaper alternatives or otherwise, demand for wind energy and other forms of renewable energy could decrease. Slow growth or a long-term reduction in the demand for wind energy could reduce the demand for our services and have a material adverse effect on our business, financial condition and operating results.
We may be unable to keep pace with rapidly changing technology in wind turbine and other industrial component manufacturing.

The global markets for wind turbines and other manufactured industrial components are rapidly evolving technologically. Our WTIVs may not be suited for future generations of products being developed by wind turbine companies. As turbines grow in size, particularly to support the development of offshore windfarms, tower manufacturing becomes more complicated and may require investments in new manufacturing equipment. Currently, three of our five WTIVs have a turbine carrying capacity of 4MW (NG2500X), which, while suitable for maintenance work on certain classes of wind turbine currently in use, are no longer suitable for wind turbine installations because the wind turbine sizes have increased significantly. If wind turbine sizes further increase significantly in the future, demand for our WTIVs, including our larger capacity WTIVs, the Seajacks Scylla, the Seajacks Zaratan, and our newbuilding WTIVs, may decline, and may also result in a lower useful life than currently anticipated. To maintain a successful business in our field, we must keep pace with technological developments and the changing standards of our customers and potential customers and meet their constantly evolving demands. If we fail to adequately respond to the technological changes in our industry, make the necessary capital investments or are not suited to provide components for new types of wind turbines, our business, financial condition and operating results may be adversely affected. Please also see, “Risk Factors - Company Specific Risk Factors - We currently have only five WTIV vessels and are vulnerable should any of such vessels remain idle or lose contracted revenue.”
The U.S. wind energy industry is significantly impacted by tax and other economic incentives. A significant change in these incentives could significantly impact our results of operations and growth.
The U.S. wind energy industry is significantly impacted by federal tax incentives and state Renewable Portfolio Standards (“RPSs”). Despite recent reductions in the cost of wind energy, due to variability in wind quality and consistency, and other regional differences, wind energy may not be economically viable in certain parts of the country absent such incentives. While we do not currently operate Jones Act WTIVs or other Jones Act vessels, the expansion of the U.S. wind energy industry may provide additional opportunities for the employment of our vessels and therefore may have a material impact on our business. The expiration or curtailment of programs that create material incentives to develop U.S. wind energy generation facilities could have an adverse impact the demand for our services and our results of operations.
We face competition from industry participants who may have greater resources than we do.
Our business is subject to risks associated with competition from new or existing industry participants who may have more resources and better access to capital. Certain of our competitors and potential competitors may have substantially greater financial resources, customer support, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than we do. Among other things, these industry participants compete with us based upon price, quality, location and available capacity. We cannot be sure that we will have the resources or expertise to compete successfully in the future. We also cannot be sure that we will be able to match cost reductions by our competitors or that we will be able to succeed in the face of current or future competition.
We are dependent on the employment of our vessels and the backlog of contracts may not materialize.
Our revenue is dependent on short-term time charters of between three to twelve months, with potential deployment of vessels on multi-year charters for larger windfarm installation projects. In the ordinary course of business, we seek to enter into new contracts for the employment of our vessels.
Such charters, and revenues derived therefrom, are subject to various terms and conditions including cancellation events. In addition, such contracts could be subject to termination, amendments and/or delays resulting in revenues being more limited, occurring at different time periods or not occurring at all. Our current customer contracts include express cancellation rights on the part of the customers. Under the customer contracts, we may also become liable to the customers for liquidated damages if there are delays in delivering a vessel or for delays that arise during the operation of our vessels under the contracts.

We also identify potential charters we may be able to secure, but there is no guarantee that contractual commitments of future revenue will result from these prospects. There is a risk that it may be difficult for us to obtain future employment for our vessels and utilization may drop. Windfarm installation projects are also sanctioned at irregular intervals and installation projects in some locations are seasonal. Consequently, our vessels may need to be deployed on lower-yielding work or remain idle for periods without any compensation to us. Some of our vessels are opportunistically deployed on projects in the oil and gas sector to the extent not contracted for windfarm installation or maintenance work. However, we can provide no assurance that such work will be available during the relevant periods, on favorable terms or at all. There can also be off-hire periods as a consequence of accidents, technical breakdown and non-performance. The cancellation, amendments to or postponement of one or more contracts can have a material adverse impact on our earnings and may thus affect the pricing of our common shares. As we currently have five vessels in our fleet, our financial condition, business and prospects could be materially impacted if one or more of our vessels became disabled or otherwise unable to operate for an extended period. We are thus exposed to our vessels not getting contracts and vessel charters compared to other companies in the offshore wind industry that have several windfarm installation vessels and/or similar vessels in operation.
We may not be able to renew or replace expiring contracts for our vessels.
Our ability to renew or replace expiring contracts or obtain new contracts, and the terms of any such contracts, will depend on various factors, including market conditions and the specific needs of our customers. Given the highly competitive and historically cyclical nature of the industry, we may not be able to renew or replace expiring contracts or we may be required to renew or replace expiring contracts or obtain new contracts at rates that are below, and potentially substantially below, existing day rates, or that have terms that are less favorable to us than existing contracts, or we may be unable to secure contracts for our vessels. In particular, the Seajacks Scylla and Seajacks Zaratan accounted for a large majority of our revenue in the last two years and if we are not able to renew or replace expiring contracts for the Seajacks Scylla or Seajacks Zaratan, this could materially impact our business, prospects and financial results and condition, including our ability to be compliant with the financial covenants pursuant to our financing arrangements.
The early termination of contracts on our vessels or certain concessions that we may be forced to make to our customers could have a material adverse effect on our operations.

We cannot ensure investors that our customers would not choose to exercise their termination rights in spite of any remedies available to us or the threat of litigation with us. Until replacement of such business with other customers, any termination could temporarily disrupt our business or otherwise adversely affect our financial condition and results of operations, in particular if the Seajacks Scylla or Seajacks Zaratan customer contracts would be terminated as the Seajacks Scylla and Seajacks Zaratan accounted for a large majority of the revenue in our fleet. If any contracts are terminated, we might not be able to replace such business on economically equivalent terms. In addition, during an economic downturn, customers may request contractual concessions even though such concessions are contrary to existing contractual terms. While we may not be legally required to give concessions, commercial considerations may dictate that we do so. If we are unable to collect amounts owed to us or contracts for our vessels are terminated and our vessels are not sufficiently utilized, this could have a material adverse effect on our business, financial position, results of operations, cash flows and prospects.
Failure to secure new charters for our vessels may result in some or all of our vessels remaining idle. While idle, our vessels nonetheless present significant costs relating to maintenance, security, mooring fees and staffing, which could negatively impact our cash flows and results of operations should any vessel remain idle for a significant period.
Our fleet operations may be subject to seasonal factors.
Demand for our offshore support services is directly affected by the levels of construction and maintenance activity for our wind farm customers. Budgets of many of our customers are based upon a calendar year, and demand for our services may be stronger in the second and third calendar quarters when allocated budgets are expended by customers and weather conditions are more favorable for offshore activities. Adverse events relating to our vessels or business operations during peak demand periods could have a significant adverse effect on our business, financial position, results of operations, cash flows and prospects. In addition, seasonal volatility can create unpredictability in activity and utilization rates, which could have a material adverse effect on our business, financial position, results of operations, cash flows and prospects.
We are exposed to hazards that are inherent to offshore operations.

We operate in the offshore industry and are thus subject to inherent hazards, such as breakdowns, technical problems, harsh weather conditions, environmental pollution, force majeure situations (nationwide strikes etc.), collisions and groundings. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations. Windfarm installation vessels, including our vessels, will also be subject to hazards inherent in marine operations, either while on-site or during mobilization, such as capsizing, sinking, grounding, collision, damage from severe weather and marine life infestations. Operations may also be suspended because of machinery breakdowns, abnormal operating conditions, failure of subcontractors to perform or supply goods or services or personnel shortages. We are covered by industry standard hull and machinery and P&I insurance. Standard P&I insurance for vessel owners provides limited cover for damage to project property during windfarm installation operations, as such damage is expected to be covered by the construction all risks insurance procured by our customers. However, in recent years, the industry has seen more contracts imposing liability for property damage to contractors such as us. Such risks are difficult to adequately insure under standard P&I insurance for vessel owners. We have also obtained insurance for loss-of-hire of our vessels that are unable to perform under their charters.

Our insurance coverage may be inadequate to protect us from the liabilities that could arise in our business.

Although we maintain insurance coverage against the risks related to our business, risks may arise for which we may not be insured. Claims covered by insurance are subject to deductibles, the aggregate amount of which could be material, and certain policies impose caps on coverage. Insurance policies are also subject to compliance with certain conditions, the failure of which could lead to a denial of coverage as to a particular claim or the voiding of a particular insurance policy. There also can be no assurance that existing insurance coverage can be renewed at commercially reasonable rates or that available coverage will be adequate to cover future claims. If a loss occurs that is partially or completely uninsured, or the carrier is unable or unwilling to cover the claim, we could be exposed to substantial liability. Further, to the extent the proceeds from insurance are not sufficient to repair or replace a damaged asset, we would be required to expend funds to supplement the insurance and in certain circumstances may decide that such expenditures are not justified, which, in either case, could adversely affect our business, financial position, results of operations, cash flows and prospects.

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

We may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us. If we do not meet these standards, our business and/or our ability to access capital could be harmed.

Additionally, certain investors and lenders may exclude shipping companies, such as us, from their investing portfolios altogether due to environmental, social and governance factors, which may affect our ability to develop as our plans for growth may include accessing the equity and debt capital markets.  If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide ranging ESG requirements. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

Finally, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters Unfavorable ESG ratings and recent activism directed at shifting funding away from companies with fossil fuel-related assets could lead to increased negative investor sentiment toward us and our industry and to the diversion of investment to other, non-fossil fuel markets, which could have a negative impact on our access to and costs of capital.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous international, national, state and local laws, regulations, treaties and conventions in force in international waters and the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These laws and regulations include, but are not limited to, the U.S. Oil Pollution Act of 1990, (the “OPA”), the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), the U.S. Clean Air Act, the U.S. Clean Water Act (“CWA”), and the U.S. Maritime Transportation Security Act of 2002 (the “MTSA”), and regulations of the International Maritime Organization (the “IMO”), including the International Convention for the Prevention of Pollution from Ships of 1973 (as from time to time amended and generally referred to as MARPOL) including the designation of Emission Control Areas (the “ECAs”), thereunder, the International Convention for the Safety of Life at Sea of 1974 (as from time to time amended and generally referred to as SOLAS), the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the International Convention on Load Lines of 1966 (as from time to time amended, the “LL Convention”).

Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or implementation of operational changes and may affect the resale value or useful lives of our vessels. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with them or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. For example, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, which was adopted by the UN International Maritime Organization in February 2004 and entered into force on September 8, 2017, calls for the phased introduction of mandatory reduction of living organism limits in ballast water over time (as discussed further below). In order to comply with these living organism limits, vessel owners must install expensive ballast water treatment systems or make port facility disposal arrangements and modify existing vessels to accommodate those systems.

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

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention (“IOPP”) renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017. Two of our vessels have been fitted with alternate management systems (“AMS”) (IMO-approved ballast water treatment systems) that comply with the updated guidelines and standards, and we have plans to fit the other three by 2024. While we believe that our vessels have been fitted with systems that comply with the updated guidelines and standards, we cannot be assured that these systems will be approved by the regulatory bodies of every jurisdiction in which we may wish to conduct our business. If they are not approved it could have an adverse material impact on our business, financial condition, and results of operations depending on the available ballast water treatment systems and the extent to which existing vessels must be modified to accommodate such systems.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the

EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA. Within two years after the EPA publishes its final Vessel Incidental Discharge National Standards of Performance the U.S. Coast Guard must develop corresponding implementation, compliance and enforcement regulations regarding ballast water. The new regulation could require the installation of new equipment, which may cause us to incur substantial costs.

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

Volatile economic conditions may adversely impact our ability to obtain financing or refinance our future credit facilities on acceptable terms, which may hinder or prevent us from operating or expanding our business.

Global financial markets and economic conditions have been, and continue to be, unstable and volatile. Recent hostilities between Russia and Ukraine and the response of the United States and its allies to these hostilities, as well as the threat of future wars, hostilities, terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, operating results and financial condition. The continuing conflict in Ukraine may lead to additional armed conflicts, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain any additional financing or, if we are able to obtain additional financing, to do so on terms favorable to us.

Beginning in February 2020, due in part to fears associated with the spread of COVID-19 (as more fully described below), global financial markets experienced extreme volatility and a steep and abrupt downturn followed by a recovery. By 2021, however many of these measures were relaxed. Nonetheless, we cannot predict whether and to what degree emergency public health and other measures will be reinstituted in the event of any resurgence in the COVID-19 virus or any variants thereof. If the COVID-19 pandemic continues on a prolonged basis or becomes more severe, the adverse impact on the global economy and the rate environment for product tankers and other cargo vessels may deteriorate further and our operations and cash flows may be negatively impacted. Relatively weak global economic conditions during periods of volatility have and may continue to have a number of adverse consequences for product tankers and other shipping sectors, as we experienced in 2020-2021 and we may experience in the future, including, among other things the general willingness of banks, other financial institutions and lenders to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the uncertain economic conditions, have made, and may continue to make, it difficult to obtain additional financing. Adverse developments in global financial markets or economic conditions may adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all. Continued economic drag from COVID-19 and the international governmental responses to the virus may also adversely affect the market price of our common shares.

As a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as a result of increases in interest rates, stricter lending standards, refusals to extend debt financing at all or on similar terms as existing debt arrangements, reductions, and in some cases, termination of funding to borrowers on the part of many lenders.

Due to these factors, we cannot be certain that financing or any alternatives will be available to the extent required, or that we will be able to finance or refinance our future credit facilities on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete the acquisition of newbuildings and additional vessels or otherwise take advantage of business opportunities as they arise. The COVID-19 outbreak has negatively impacted, and may continue to negatively impact, global economic activity, demand for energy, and funds flows and sentiment in the global financial markets. Continued economic disruption caused by the continued failure to control the spread of the virus could significantly impact our ability to obtain additional debt financing.

Outbreaks of epidemic and pandemic diseases, including COVID-19, and governmental responses thereto could adversely affect our business.

Global public health threats, such as COVID-19 (as described more fully below), influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate could adversely impact our operations, as well as the operations of our customers. The ongoing COVID-19 pandemic has, among other things, caused delays and uncertainties relating to newbuildings, drydockings and scrubber installations at shipyards.

COVID-19 has already caused severe global disruptions and may negatively affect economic conditions regionally as well as globally and otherwise impact our operations and the operations of our customers and suppliers. Governments in affected countries may renew or expand travel bans, quarantines and other emergency public health measures, which could impact our operations and those of our customers and suppliers, which could materially and adversely affect our business and results of operations. We may experience severe operational disruptions and delays, unavailability of normal port infrastructure and services including limited access to equipment, critical goods and personnel, disruptions to crew change, quarantine of ships and/or crew, counterparty nonperformance, closure of ports and custom offices, as well as disruptions in the supply chain and industrial production.

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

The occurrence of any of the foregoing events or other epidemics or an increase in the severity or duration of the COVID-19 or other epidemics could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessels, and ability to pay dividends. The extent of such effects on our operational and financial performance will depend on future developments, including the duration, spread and intensity of any such outbreak, any resurgence or mutation of the COVID 19 virus, or whether it will exist on a prolonged basis, the availability of vaccines and their global deployment, the development of effective treatments, the imposition of effective public safety and other protective measures and the public’s response to such measures. There continues to be a high level of uncertainty relating to how the pandemic will evolve, how governments and consumers will react and progress on the approval and distribution of vaccines, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, although our operations have not been materially affected by the COVID-19 outbreak to date, the ultimate severity of a future COVID-19 outbreak is uncertain at this time and therefore we cannot predict the impact it may have on our future operations, which impact could be material and adverse, particularly if the pandemic continues to evolve into a severe worldwide health crisis.

A cyber-attack and failure to comply with data privacy laws could materially disrupt our business.

We and our ship managers rely on information technology systems and networks in our and their operations and business administration. The efficient operation of our business, including processing, transmitting and storing electronic and financial information, is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. Therefore, our or any of our ship managers’ operations and business administration could be targeted by individuals or groups seeking to sabotage or disrupt such systems and networks, or to steal data and these systems may be damaged, shutdown or cease to function properly (whether by planned upgrades, force majeure, telecommunications failures, hardware or software break-ins or viruses, other cyber-security incidents or otherwise). A successful cyber-attack could materially disrupt our or our managers’ operations, which could also adversely affect the safety of our operations or result in the unauthorized release or alteration of information in our or our managers’ systems. Such an attack on us, or our managers, could result in significant expenses to investigate and repair security breaches or system damages and could lead to litigation, fines, other remedial action, heightened regulatory scrutiny, diminished customer confidence and damage to our reputation. We do not maintain cyber-liability insurance at this time to cover such losses. As a result, a cyber-attack or other breach of any such information technology systems could have a material adverse effect on our business, results of operations and financial condition.

World events, including piracy, terrorist attacks and political conflicts, could affect our results of operations and financial condition.

Past terrorist attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts, instability and other recent developments in the Ukraine, the Middle East, North Korea and elsewhere and the presence of U.S. or other armed forces in the Middle East, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping and ocean-going vessels, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels traversing in regions such as the South China Sea, the Gulf of Aden off the coast of Somalia and West Africa. If these piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

If our vessels operate in countries or territories that are subject to restrictions, sanctions, or embargoes imposed by the U.S. government, the European Union, the United Nations, or other governments, it could lead to monetary fines or other penalties and adversely affect our reputation and the market for our common shares and their trading price.

Although we do not expect that our vessels will operate in countries or territories subject to country-wide or territory-wide sanctions or embargoes imposed by the U.S. government and other authorities in violation of applicable sanctions laws and we endeavor to take precautions reasonably designed to mitigate the risk of such activities it is possible that our vessels may call on ports located, and/or otherwise operate in countries or territories subject to such sanctions, including on charterers’ instructions and without our consent.

The sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended, strengthened, or lifted over time.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2021, and intend to maintain such compliance, there can be no assurance that we will be in compliance with all applicable sanctions and embargo laws and regulations in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties, or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of their actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common shares may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

We operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”), UK Bribery Act, and other applicable anti-corruption laws. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA and UK Bribery Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

There may be limits in our ability to mobilize our vessels between geographic areas, and the time and costs of such mobilizations may be material to our business.

We operate globally and our WTIVs may be mobilized from one area to another. However, the ability to mobilize WTIVs can be impacted by several factors, including, but not limited to, governmental regulation and customs practices, the significant costs of moving a WTIV, weather, political instability, civil unrest, military actions and the technical capability of the WTIVs to relocate and operate in various environments.

Additionally, while a WTIV is being mobilized from one geographic market to another, we may not be paid by the charterer for the time that the WTIV is out of service. In addition, we may mobilize a WTIV to another geographic market without a charter in place, which will result in costs not reimbursable by future charterers. Any such impacts of mobilization could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Maritime claimants could arrest or attach one or more of our vessels, which could interrupt our cash flows.

Crew members, suppliers of goods and services to a vessel, lenders, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting or attaching a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flows and require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our vessels.

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

COMPANY SPECIFIC RISK FACTORS
We currently have only five WTIV vessels and are vulnerable should any of such vessels remain idle or lose contracted revenue.
Our fleet consists of five WTIVs, one of which remains subject to a call option that will remain exercisable until August 12, 2022, which, if exercised, would require us to re-sell one of the NG2500X vessels to the sellers at the pre-agreed sale price of $65.0 million. If any of the vessels remains idle without charter or is taken out of operation, due to, for example, one of the risks described in this annual report materializing, this could materially impact our business, prospects and financial results and condition, including our ability to be compliant with the financial covenants pursuant to our financing arrangements.

In particular, the Seajacks Scylla and Seajacks Zaratan accounted for a large majority of our revenue in the last two years and that is expected to continue in 2023. Should either the Seajacks Scylla or Seajacks Zaratan be taken out of operation for any reason or should any of their existing charter contracts be terminated or breached, this could materially impact our business, prospects and financial results and condition, including our ability to be compliant with the financial covenants pursuant to our financing arrangements.
The vessels may be subject to operational incidents and/or the need for upgrades, refurbishments and/or repairs following which the vessels may be out of operation for a shorter or longer period of time. With a fleet of only five vessels, the need to remove any vessel from service for a significant period for upgrades or repairs, or as a result of damage to the vessel, could reduce our earning potential for the period during which the vessel is out of service. In addition, our fleet may be further reduced if the sellers exercise the call option noted above. Vessel upgrades may be necessary or desirable in the future. Expenditures may be incurred when repairs or upgrades are required by law, in response to an inspection by a governmental authority, when damaged, or because of market or technological developments. Such upgrades, refurbishment and repair projects are subject to risks, including delays and cost overruns, which could have an adverse impact on our available cash resources, results of operations and our ability to comply with e.g. financial covenants pursuant to our financing arrangements. Periods without operations for one or more of our vessels may have a material adverse effect on the business and financial results. If we do not acquire additional windfarm installation vessels or similar vessels in the future, such as the WTIVs in our newbuilding program, we will have a limited asset base, and any failure to maintain and/or perform secured contracts or failure to secure future employment at satisfactory rates for such vessel(s) will affect our results significantly more than those of a company in the offshore wind industry with a larger fleet, and may thus have a material adverse effect on the earnings and the value of our common shares.
Material acquisitions, disposals or investments in the future may present material risks and uncertainties, including distraction of management from current operations, insufficient revenue to offset liabilities assumed, potential loss of significant revenue and income streams, unexpected expenses, inadequate return of capital, potential acceleration of taxes currently deferred, regulatory or compliance issues, the triggering of certain covenants in our debt instruments (including accelerated repayment) or other agreements and other unidentified issues not discovered in due diligence. If we were to complete such an acquisition, disposition, investment or other strategic transaction, it may require additional debt or equity financing that could result in a significant increase in the amount of debt we have or the number of outstanding common shares. As a result of the risks inherent in such transactions, we cannot guarantee that any such transaction will ultimately result in the realization of the anticipated benefits of the transaction or that significant transactions will not have a material adverse impact on our business, financial positions, results of operations, cash flows and prospects.
We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.
We are a holding company and our subsidiaries conduct all of our operations and own or lease all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our financial obligations and to pay dividends to our shareholders depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, our Board may exercise its discretion not to declare dividends.
Seajacks has identified material weaknesses in its internal control over financial reporting. Although we are taking steps to remediate these material weaknesses, we may not be successful in doing so in a timely manner, or at all, and we may identify other material weaknesses.
In connection with the preparation of Seajacks’ consolidated financial statements for each of the years ended March 31, 2021 and 2020, prior to our acquisition of Seajacks,Seajacks’ management identified material weaknesses in Seajacks’ internal control over financial reporting. A material weakness is a deficiency or combination of deficiencies in the internal control over financial reporting of a company such that there is a reasonable possibility that a material misstatement of its consolidated financial statements would not be prevented or detected on a timely basis. With respect to Seajacks, the material weaknesses related to: (i) insufficient personnel in the finance team with an appropriate level of knowledge and experience commensurate with Seajacks’ financial reporting requirements, including revenue, income taxes and goodwill impairment testing; (ii) information technology (“IT”) general controls, which were either not sufficiently designed or were not operating effectively, and (iii) policies and procedures with respect to the review, supervision and monitoring of the accounting and reporting functions, which were not operating effectively in some areas. As a result, a number of required adjustments to Seajacks’ consolidated financial statements for the period ended December 31, 2021 and for each of the two years ended March 31, 2021 were identified and made during the course of our audit and management’s review process, including revenue, income taxes and goodwill impairment testing. Additionally, these deficiencies could result in additional misstatements to its consolidated financial statements that may be material and may not be prevented or detected on a timely basis.

With respect to the deficiency noted above regarding IT general controls, Seajacks did not design and maintain effective IT general controls for certain information systems that are relevant to the preparation of its financial statements. Specifically, Seajacks did not design and maintain: (i) program change management controls to ensure that program and data changes are identified, tested, authorized and implemented appropriately; (ii) user access controls to ensure appropriate segregation of duties and to adequately restrict user access to appropriate personnel; (iii) computer operations controls to ensure that processing and transfer of data, and data backups and recovery are monitored; and (iv) program development controls to ensure that new software development is tested, authorized and implemented appropriately.

As a private company, Seajacks was not required to comply with the rules and regulations of the U.S. Securities and Exchange Commission (the “Commission”) regarding Section 404 of the Sarbanes-Oxley Act (“SOX 404”), and therefore was not required to make an assessment of the effectiveness of its internal control over financial reporting. Accordingly, Seajacks’ independent auditor has not been engaged to express, nor have they expressed, an opinion on the effectiveness of Seajacks’ internal control over financial reporting. As a public company, however, Eneti is currently subject to SOX 404, which requires a report by our management on, among other things, the effectiveness of internal control over financial reporting of Eneti and its consolidated subsidiaries, including Seajacks, in our annual report on Form 20-F. The SOX 404 report by our management for the year ended December 31, 2021 and future periods will need to include disclosure of any material weaknesses identified in internal control over financial reporting. Management’s assessment of internal controls over financial reporting, when assessed as of December 31, 2022, could detect additional deficiencies with internal controls over financial reporting, with respect to Seajacks’ internal controls over financial reporting, which could lead to financial statement restatements and require us to incur the expense of remediation. However, for purposes of this annual report, Eneti’s management has excluded Seajacks’ internal controls over financial reporting from Eneti’s assessment of its internal controls over financial reporting because it was acquired by Eneti in a purchase combination during the year ended December 31, 2021.

Assessing our procedures to improve Seajacks’ internal control over financial reporting is an ongoing process and will be part of our assessment of internal controls over financial reporting regarding the consolidated financial statements as of December 31, 2022. To remediate the material weaknesses, we are taking actions designed to strengthen our compliance functions with additional experienced hires and external advisors to assist in the design and implementation of controls responsive to those material weaknesses described above. However, these actions may not be successful. If we are unable to remediate the identified material weaknesses effectively, if we identify additional material weaknesses or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may cause us to become subject to investigation or sanctions by the Commission or adversely affect investor confidence in us and, as a result, the value of our common shares. There can be no assurance that all existing material weaknesses have been identified, or that additional material weaknesses will not be identified in the future.
Our costs of operating as a public company are significant, and our management is required to devote substantial time to complying with public company regulations. We cannot assure you that our internal control over financial reporting will be sufficient.
We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the Commission, including the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and as such, we will have significant legal, accounting and other expenses. These reporting obligations impose various requirements on public companies, including changes in corporate governance practices, and these requirements may continue to evolve. We and our management personnel, and other personnel, if any, need to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly.
The Sarbanes-Oxley Act requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, we need to perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by the rules and regulations of the SEC regarding Section 404 of the Sarbanes-Oxley Act. If we have a material weakness in our internal controls over financial reporting, we may not prevent or detect misstatements on a timely basis and our financial statements may be materially misstated. We dedicate a significant amount of time and resources and incur substantial accounting expenses to ensure compliance with these regulatory requirements. We will continue to evaluate areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We will make changes in any of these and other areas, including our internal control over financial reporting, which we believe are necessary. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis. Please also see in this Section “Seajacks has identified material weaknesses in its internal control over financial reporting. Although we are taking steps to remediate these material weaknesses, we may not be successful in doing so in a timely manner, or at all, and we may identify other material weaknesses.”

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
Cyberattacks may result in disruptions to our operations or in business data being temporarily unreadable, and cyberattackers may demand ransoms in exchange for de-encrypting such data. As cyberattacks become increasingly sophisticated, and as tools and resources become more readily available to malicious third parties, there can be no guarantee that our actions, security measures and controls designed to prevent, detect or respond to intrusion, to limit access to data, to prevent destruction or alteration of data or to limit the negative impact from such attacks, can provide absolute security against compromise.
Any breakdown in our IT systems, including breaches or other compromises of information security, whether or not involving a cyberattack, may lead to lost revenues resulting from a loss in competitive advantage due to the unauthorized disclosure, alteration, destruction or use of proprietary information, including intellectual property, the failure to retain or attract customers, the disruption of critical business processes or information technology systems and the diversion of management’s attention and resources. In addition, such breakdown could result in significant remediation costs, including repairing system damage, engaging third-party experts, deploying additional personnel, training employees and compensation or incentives offered to third parties whose data has been compromised. We may also be subject to legal claims or legal proceedings, including regulatory investigations and actions, and the attendant legal fees as well as potential settlements, judgments and fines.
Even without actual breaches of information security, protection against increasingly sophisticated and prevalent cyberattacks may result in significant future prevention, detection, response and management costs, or other costs, including the deployment of additional cybersecurity technologies, engaging third-party experts, deploying additional personnel and training employees. Further, as cyber threats are continually evolving, our controls and procedures may become inadequate, and we may be required to devote additional resources to modify or enhance our systems in the future. Such expenses could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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
A change in tax laws in any country in which we operate could result in higher tax expense.
We conduct our operations through various subsidiaries in countries throughout the world. Tax laws, regulations and treaties are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, regulations and treaties in and between the countries in which we operate, including treaties between the United Kingdom and other nations. Our income tax expense is based upon our interpretation of the tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, regulations or treaties, including those in and involving the United Kingdom, or in the interpretation thereof, or in the valuation of our deferred tax assets, which is beyond our control, could result in a materially higher tax expense or a higher effective tax rate on all or a portion of our worldwide earnings.
The Company and any of its subsidiaries may be required to pay taxes in the United Kingdom.
Certain of our subsidiaries are resident for taxation purposes in the United Kingdom and so are subject to corporation tax in the United Kingdom on their income. However, we have significant tax losses and other deferred tax assets for United Kingdom tax purposes that we expect to be available (subject to the operation of the United Kingdom’s rules restricting the use of carried-forward losses) to offset the United Kingdom corporation tax that we would otherwise be required to pay until these tax attributes are exhausted. Most of these tax attributes were generated by entities in the Seajacks group prior to its acquisition by us and it is possible that the availability or quantity of these tax attributes could be challenged by the tax authorities. It is also possible that changes in our business, organizational structure or capitalization, including as a result of how we use the proceeds of the November 2021 Offering or future financing transactions, could significantly limit or eliminate these tax attributes, although we expect that we will be able to conduct ourselves in a manner such that this will not occur. These considerations, as well as changes in tax laws, applicable tax rates and market factors affecting expected future revenue and operating expenses, may impact our future taxation and profitability and our actual outcomes may differ from our estimates and judgements made which could result in all or part of the deferred tax assets remain unutilized or become unavailable.
U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to our U.S. shareholders.
A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the quarterly average value of the corporation’s assets produce or are held for the production of those types of “passive income,” including cash. For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services to third parties does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.
For our 2022 taxable year and subsequent taxable years, whether we will be treated as a PFIC will depend upon the nature and extent of our operations. Our income from wind turbine installation should be treated as services income for purposes of determining whether we are a PFIC. Accordingly, we believe that our income from wind turbine installation should not constitute passive income, and the assets that we own and operate in connection with the production of that income should not constitute passive assets. However, no assurance can be given that we would not constitute a PFIC for any taxable year if there were to be changes in the nature and extent of our operations.
If we were treated as a PFIC for any taxable year, our U.S. shareholders may face adverse U.S. federal income tax consequences and information reporting obligations. Under the PFIC rules, unless those shareholders made an election available under the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be liable to pay U.S. federal income tax upon excess distributions and upon any gain from the disposition of our common shares at the then prevailing (and for certain periods, the highest) income tax rates applicable to ordinary income plus interest as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our common shares. See “Tax Considerations—U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U–S. Holders—Passive Foreign Investment Company Status and Significant Tax Consequences” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. holders of our common shares if we are or were to be treated as a PFIC.
We may have to pay tax on U.S. source income, which would reduce our earnings and cash flow.
We may be subject to U.S. federal income taxation if our activities in the United States or its territorial waters constitute a trade or business. If we determine that any of our income is effectively connected with a trade or business in the United Stated, we would be subject to U.S. federal income taxation at the corporate tax rate applicable to U.S. corporations and we may be subject to an additional tax on branch profits. We may incorporate one or more subsidiaries to conduct activities in the United States or its territorial waters to mitigate against any potential adverse U.S. federal income tax consequences.
Our Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Vice President and Secretary do not devote all of their time to our business, which may hinder our ability to operate successfully.
Our Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Vice President and Secretary participate in business activities not associated with us, and some of them serve as members of the management teams of Scorpio Tankers Inc. (NYSE: STNG) (“Scorpio Tankers”) and are not required to work full-time on our affairs. Additionally, our Chief Executive Officer, President, Chief Operating Officer, Vice President and Secretary serve in similar positions in other entities within the Scorpio group of companies. As a result, such executive officers may devote less time to us than if they were not engaged in other business activities and may owe fiduciary duties to both our shareholders as well as shareholders of other companies which they may be affiliated with, including Scorpio Tankers. This may create conflicts of interest in matters involving or affecting us and our customers and it is not certain that any of these conflicts of interest will be resolved in our favor. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.
We are dependent on our employees and key personnel and we cannot assure you that we will be able to retain such persons.

Our success depends to a significant extent upon our abilities and efforts to hire and retain key personnel with relevant expertise. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining such personnel could adversely affect our results of operations. We do not maintain “key man” life insurance on any of our officers
In addition, our success is dependent upon our ability to adequately crew our vessels. The market for qualified personnel is highly competitive and we cannot be certain that we will be successful in attracting and retaining qualified personnel and crewing our vessels in the future. If we fail to retain key personnel and hire, train and retain qualified employees, we may not be able to compete effectively and may have increased incident rates as well as regulatory and other compliance failures, which could have a material adverse effect on our business, financial position, results of operations, cash flows and prospects.
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
We are exposed to volatility in interest rates which can result in higher than market interest rates and charges against our income.
The loans under our secured credit facilities are generally advanced at a floating rate based on LIBOR, which has been stable, but was volatile in prior years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. Recently, however, there has been uncertainty relating to the LIBOR calculation process and the phasing out of LIBOR. The publication of the U.S Dollar LIBOR for the one-week and two-month U.S. Dollar LIBOR tenors ceased on December 31, 2021 and the ICE Benchmark Administration (“IBA”), the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, announced the publication of all other U.S. Dollar LIBOR tenors will cease on June 30, 2023. The United States Federal Reserve concurrently issued a statement advising banks to cease issuing U.S. Dollar LIBOR instruments after 2021.

In the event of the unavailability of LIBOR, many of our financing agreements contain a provision requiring or permitting us to enter into negotiations with our lenders to agree to an alternative interest rate or an alternative basis for determining the interest rate. These clauses present significant uncertainties as to how alternative rates or alternative bases for determination of rates would be agreed upon, as well as the potential for disputes or litigation with our lenders regarding the appropriateness or comparability to LIBOR of any substitute indices. In the absence of an agreement between us and our lenders, most of our financing agreements provide that LIBOR would be replaced with some variation of the lenders’ cost-of-funds rate. The discontinuation of LIBOR presents a number of risks to our business, including volatility in applicable interest rates among our financing agreements, increased lending costs for future financing agreements or unavailability of or difficulty in attaining financing, which could in turn have an adverse effect on our profitability, earnings and cash flow.

Please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk - Interest Rate Risk.”
We are leveraged, which could significantly limit our ability to execute our business strategy and we may be unable to comply with our covenants in our credit facilities that impose operating and financial restrictions on us, which could result in a default under the terms of these agreements.
As of December 31, 2021, we had $140.7 million of outstanding indebtedness under our credit facilities and other financing obligations.
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
Please see “Item 5. Operating Financial Review and Prospects-B. Liquidity and Capital Resources-Credit Facilities.”
RISKS RELATING TO OUR COMMON SHARES
We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law.
Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act (“BCA”). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United States. The rights of shareholders of companies incorporated in the Marshall Islands may differ from the rights of shareholders of companies incorporated in the United States. While the BCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as U.S. courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction which has developed a relatively more substantial body of case law.
The market price of our common shares has fluctuated widely and may fluctuate widely in the future, or there may be no continuing public market for you to resell our common shares.
The market price of our common shares has fluctuated widely since our common shares began trading on the NYSE in December 2013, and may continue to do so as a result of many factors such as actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry, mergers and strategic alliances in our industry, market conditions in our industry, changes in government regulation, shortfalls in our operating results from levels forecast by securities analysts, announcements concerning us or our competitors, our transition to the offshore energy sector, and the general state of the securities market. Further, there may be no continuing active or liquid public market for our common shares.
The market for common shares has historically been, and may continue to be in the future, volatile. Therefore, we cannot assure you that you will be able to sell any of our common shares you may have purchased at a price greater than or equal to its original purchase price, or that you will be able to sell them at all.
We cannot assure you that our Board will continue to declare dividends.

Although we have declared and paid dividends in the past, we cannot assure you that we will continue to declare and pay dividends in the future. The declaration and payment of dividends, if any, will always be subject to the discretion of our Board of Directors, restrictions contained in our credit facilities and the requirements of Marshall Islands law. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy, the terms of our outstanding indebtedness and the ability of our subsidiaries to distribute funds to us. We cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends.
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
Several provisions of our amended and restated articles of incorporation and bylaws could make it difficult for our shareholders to change the composition of our Board in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These provisions include:
•authorizing our Board to issue “blank check” preferred stock without shareholder approval;
•providing for a classified Board with staggered, three-year terms;
•establishing certain advance notice requirements for nominations for election to our Board or for proposing matters that can be acted on by shareholders at shareholder meetings;
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
A.History and Development of the Company
Eneti Inc. (formerly Scorpio Bulkers Inc.) is an international shipping company that was incorporated in the Republic of the Marshall Islands pursuant to the Marshall Islands Business Corporations Act (“BCA”) on March 20, 2013. Our common shares have been listed for trading on the New York Stock Exchange, or NYSE, under the symbol “SALT” since December 12, 2013. Effective February 8, 2021, our common shares began trading on the NYSE under the symbol “NETI”.

On August 3, 2020, we announced our intention to transition away from the business of drybulk commodity transportation and towards marine-based renewable energy including investing in the next generation of wind turbine installation vessels. We completed our exit from the dry bulk industry with the sale of our last drybulk vessel in July 2021.
On August 12, 2021, we completed our acquisition of 100% of Atlantis Investorco Limited, the parent of Seajacks. With five WTIVs on-the-water and high-specification newbuildings scheduled for delivery in 2024 and 2025, Eneti has one of the largest, most capable installation fleets in the offshore wind sector.
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
Recent and Other Developments
Signing of $175 Million Multicurrency Credit Facility

On March 31, 2022, we signed a previously announced five-year $175.0 million multicurrency credit facility (the “Credit Facility”) from DNB Capital LLC, Societe Generale, Citibank N.A., Credit Agricole Corporate and Investment Bank and Credit Industriel et Commercial. We expect to draw down the Credit Facility within April 2022 and the immediate use of proceeds is planned to include repayment of outstanding debt under its existing $60.0 million ING revolving credit facility (which will be terminated) and the repayment in full of $53.0 million of outstanding redeemable notes due March 2023.

Quarterly Dividend

On February 23, 2022, the Board declared a quarterly cash dividend of $0.01 per share on our common shares.

Discontinuance of Discussions with U.S. Shipyard

On February 1, 2022, we announced that we discontinued discussions with a shipyard in the United States to build a Jones Act-compliant Wind Turbine Installation Vessel.

November 2021 Common Share Offering

On November 16, 2021, we closed an underwritten public offering of 19,444,444 Common Shares, at $9.00 per share (the “November 2021 Offering”), which raised net proceeds of approximately $165.9 million.

B.Business Overview
We are a company focused on serving the offshore wind and marine-based renewable energy industry through our operation of wind turbine installation vessels (“WTIVs”). WTIVs are vessels specifically designed for the transport and installation of offshore wind turbines, which are power generating devices driven by the kinetic energy of the wind near-shore or further offshore on coastlines for commercial electricity generation, onto pre-prepared foundations.
Our current fleet consists of five WTIVs that are currently on-the-water. Certain WTIVs in our current fleet are also employed in the maintenance of existing offshore wind turbines and are also suitable to employment servicing offshore oil and gas installations. In addition, we have two contracts with Daewoo Shipbuilding and Marine Engineering (“Daewoo”) for the construction of two newbuilding WTIVs that we expect to take delivery of during the third quarter of 2024 and second quarter of 2025 (the “Newbuilding WTIVs” or our “newbuilding program”).
We were formed by the Scorpio group of companies, with an affiliate of the Scorpio group remaining one of our principal shareholders, and completed our initial public offering and commenced trading on the NYSE in 2013. From March 2013 through July 2021, we were an international shipping company that owned and operated dry bulk carriers. Over the past year, we have shifted our focus from the dry bulk commodity transportation business to focus on serving the offshore wind and marine-based renewable energy industry, through the acquisition and operation of WTIVs. In July 2021, we completed our exit from the business of dry bulk commodity transportation by selling the last of the 49 vessels that were previously in our fleet. In

August 2021, we completed the transformational Seajacks Transaction, as defined and described below, through which we acquired our current fleet of five WTIVs, becoming the only NYSE-listed company that exclusively owns and operates WTIVs.
In addition to the ownership and operation of our fleet, we, through one of our wholly-owned subsidiaries, serve in a technical advisory role to Dominion Energy, on the construction of the first WTIV being constructed in the United States under the U.S. Jones Act.
Our Common Shares are listed for trading on the NYSE under the symbol "NETI."
Acquisition of Seajacks

On August 12, 2021, the Company completed a previously announced transaction whereby one of its wholly-owned direct subsidiaries acquired from Marubeni Corporation, INCJ Ltd and Mitsui OSK Lines Ltd. (together, the “Sellers”) 100% of Atlantis Investorco Limited, the parent of Seajacks International Limited (“Seajacks”), for consideration of approximately 8.13 million shares, and $70.7 million of newly-issued redeemable notes. Upon completion, 7.5 million common shares and 700,000 preferred shares were issued to the Sellers. The preferred shares were subsequently converted to common shares.
Seajacks was founded in 2006 and is based in Great Yarmouth, United Kingdom. It has a track record of installing wind turbines and foundations dating to 2009. Seajacks’ flagship, NG14000X design Seajacks Scylla, was delivered from Samsung Heavy Industries in 2015 and is capable of installing turbines up to 14 MW. Seajacks also owns and operates the NG5500C design Seajacks Zaratan which is currently operating in the Japanese market under the Japanese flag capable of installing turbines up to 9.5 MW, as well as three NG2500X specification WTIVs capable of installing turbines up to 4 MW.
We believe our combination with Seajacks creates one of the world’s leading owner/operators of WTIVs and that our operating fleet, along with our high-specification contracted newbuilding WTIVs creates the most capable installation fleet in the offshore wind sector.

Our Fleet
The following tables set forth certain summary information regarding our Operating Fleet as of the date of April 15, 2022:
Operating Fleet

Vessel	Seajacks Scylla	Seajacks Zaratan	Seajacks Hydra	Seajacks Leviathan	Seajacks Kraken
Design	NG14000X	NG5500C	NG2500X	NG2500X	NG2500X
Delivery	Nov 2015	May 2012	June 2014	June 2009	March 2009
Yard	Samsung Heavy Industries	Lamprell Energy Limited	Lamprell Energy Limited	Lamprell Energy Limited	Lamprell Energy Limited
Flag	Panama	Japan	Panama	Panama	Panama
Length overall (m)	139	109	75	75	75
Width (m)	50	41	36	36	36
Main crane capacity (t)	1,540	800	400	400	300
Boom length (m)	105	92	73	78	70
Main deck area (m2)	4,600	2,000	900	900	900
Pre-load per leg (t/leg)	14,000	5,500	2,700	2,700	2,700
Max jacking load (t/leg)	7,680	3,200	1,475	1,475	1,475
Turbine carrying capacity	12-14MW class	9.5MW class	4MW class	4MW class	4MW class
DP system	DP2	DP2	DP2	DP2	DP2
Max POB (pax)	130	90	100	120	90
Leg length (m)	105	85	85	85	85
Water depth (m)	65	55	48	48	48
Thrusters	3 x 3,000kW + 3 x aft	2 x 2,000kW + 3 x 1,500kW	4 x 1,500kW	4 x 1,500kW	4 x 1,500kW

Technical and Commercial Highlights about our Fleet

Seajacks Scylla
Since delivery in 2015, the Seajacks Scylla has installed jacket foundations and up to 8MW turbines in Europe and Asia. Currently our largest vessel, the Seajacks Scylla has been specifically designed for larger wind farm component installation. With the largest deck space, leg length and lifting capacity of our fleet, the Seajacks Scylla has been specifically designed for deep water and large wind farm components. The Seajacks Scylla is equipped with a 1540t leg-encircling crane, has useable deck space in excess of 5000m², and over 8000t of available variable load. Sailing at speeds of 12 knots or over, the Seajacks Scylla is outfitted with 105-meter-long legs that have the ability to install components in water depths of up to 65m.
Seajacks Zaratan
The Seajacks Zaratan is purposely designed to service the offshore wind farm installation market, as well as to provide services to the oil and gas industry in the harsh operating environment of the Southern North Sea. With the capability of carrying turbines and installing turbines of up to 9.5MW, a 800t crane and 2,000m² of deck space, Seajacks Zaratan supports offshore wind farm construction and substation commissioning. The Seajacks Zaratan is a modified version of the MSC NG5500X design, which incorporates a fully redundant DP2 propulsion system and an 800t leg encircling crane designed by Gusto MSC.

The vessel’s first engagement was at Gunfleet Sands offshore wind farm, where the Seajacks Zaratan facilitated Operations and Maintenance (“O&M”). O&M necessitates fast transits between sites, which was expedited by the Seajacks Zaratan’s self-propulsion and guidance systems. Seajacks Zaratan further supported monopile installation at the Meerwind Offshore Wind Farm, where the vessel was fitted with a 400t Hydro Hammer and managed, at one stage, to drive 3 monopiles into the seabed in just 36 hours. The Seajacks Zaratan worked in conjunction with Seajacks Leviathan to erect 80 3.6MW turbines at Meerwind.
Seajacks Hydra
The Seajacks Hydra is a modified version of Gusto MSC’s NG2500X design, fully adaptable for work in both the offshore wind and oil and gas industries. The Hydra’s accommodation capacity of up to 100 crew members makes the Hydra an attractive asset for projects related to the commissioning and decommissioning of offshore oil and gas platforms. She was delivered by Lamprell Shipyard in Dubai on June 2, 2014, and upon delivery commenced employment providing accommodation for the SylWin Alpha substation.
Seajacks Kraken
The Seajacks Kraken has been specifically designed to operate in harsh environments such as the North Sea, operating in compliance with the most stringent regulations and in accordance with standard procedures required to operate in the hydrocarbon industry. This state-of-the-art, self-propelled jack-up vessel is equipped with DP2 capability which allows for fast, safe, and cost-efficient transit and positioning between locations; this not only transforms operations in the oil and gas industry, but also facilitates efficient installation and maintenance of offshore wind farms. This vessel has accommodation capacity for up to 90 crew members, which makes the Seajacks Kraken an attractive asset for projects related to the commissioning and decommissioning of offshore oil and gas platforms.
The Seajacks Kraken completed her first project by providing accommodation and support for ExxonMobil in 2009 at the Thébaud Platform, off Nova Scotia. Subsequently, the vessel carried out a well intervention project for TAQA Energy BV in the Dutch Sector of the North Sea and has completed a 15 month contract with DONG Energy (Ørsted) to perform wind farm installation work at the Walney Offshore Wind Farm located in the Irish Sea. The Seajacks Kraken played a major part in the Shell ONE gas campaign, supporting the servicing of more than 50 platforms over a 3-year period to increase their productive life.
Seajacks Leviathan
The Seajacks Leviathan, a sister-ship of the Seajacks Kraken, is also equipped with DP2 capability which allows for fast, safe, and cost-efficient transit and positioning between locations; this not only transforms operations in the oil and gas industry, but also facilitates efficient installation and maintenance of offshore wind farms and has an accommodation capacity of up to 120 crew members, making the Seajacks Leviathan well suited to projects related to the commissioning and decommissioning of offshore oil and gas platforms. The Seajacks Leviathan concluded a 15-month contract with Fluor for work on the Greater Gabbard Offshore Wind Farm located off the Suffolk/Essex coast. Seajacks Leviathan also worked with Seajacks Zaratan on the Meerwind Offshore Wind Park, installing the transition pieces and turbines of 88 Siemens 3.6MW wind turbines.
The Seajacks Leviathan has installed and maintained offshore wind farm components in the Southern North Sea since her delivery in 2009. The Seajacks Leviathan has installed turbines on Sheringham Shoal Offshore Wind Farm, Greater Gabbard Offshore Wind Farm and Meerwind Offshore Wind Park. The Seajacks Leviathan also maintains offshore substations and performs blade exchanges as part of wind farm maintenance campaigns.
In addition, the Seajacks Hydra, the Seajacks Kraken, and the Seajacks Leviathan (our NG 2500X-design WTIVs) are well suited for operation and maintenance, specifically in Europe, of offshore wind farms where the average turbine capacity is less than 4 MW. While newer and larger turbines are being installed today, existing offshore wind farms still need operation and maintenance work completed. This work typically consists of preventative and unscheduled maintenance. Preventative maintenance involves the replacement of problematic parts that are detected through condition monitoring of the offshore wind farm and are replaced to improve long-term yield and avoid future failures. Unscheduled maintenance is due to unexpected or undetected turbine component failures.

Chartering Strategy and Employment of Our Fleet
We seek to employ our vessels on short-term time charters of between three to twelve months, and may employ our vessels on multi-year charters for larger windfarm installation projects. We charter our vessels on a dayrate basis for short-term charters, and for a fixed project fee for multi-year charters. Our charters are with a number of different charterers and expire on different dates over a period of time. Our vessels are primarily employed to install offshore wind turbines and provide operational support and maintenance services to the offshore oil and gas industry. We believe that our chartering strategy allows us to maximize charter coverage and minimize downtime between charters.
Current and Upcoming Projects
As of April 11, 2022, we have contracted to perform the following assignments for 2022 and 2023:

•We have a time charter contract with a group of offshore wind farm project companies to operate the Seajacks Zaratan to provide transportation, management and installation services over a five month period for wind turbine generators for an offshore wind farm project off the coast of Japan that is expected to commence in 2022. Contracted revenue for this project is $38.0 million, which, in addition to contracted revenue for chartering, includes mobilization and demobilization fees and payments for sea fasteners;

•We are currently on a time charter contract with an offshore wind farm project company for Seajacks Scylla to provide loading, transportation, crane operation and installation services for certain wind turbine generators for an offshore wind farm project in Taiwan. This project commenced in in February 2022 and is expected to last for eight months. Contracted revenue for this project is $73.1 million which, in addition to contracted revenue for chartering, includes mobilization and demobilization fees, payments for sea fasteners and additional days requested by the client;

•We have six contracts with customers in Northwest Europe for between 366 to 533 days, in aggregate, of employment for our NG2500-class vessels that together are expected to generate between approximately $20.4 million to $28.3 million of revenue in 2022; and

•We have a contract with Van Oord for the employment of Seajacks Scylla in Europe in 2023. The firm charter duration of the contract will generate approximately $60.0 million of revenue in 2023.
Management of Our Vessels
Commercial and Technical Management
We perform the technical and commercial management of our fleet in-house. Our commercial management personnel secure employment for our vessels. Our technical management personnel have experience in the complexities of oceangoing vessel operations, including the supervision of maintenance, repairs, drydocking, and crewing, purchasing supplies, spare parts, and monitoring regulatory and classification society compliance and customer standards.
Administrative Services
Effective September 21, 2021, we entered into the Amendment No. 1 to Administrative Services Agreement with Scorpio Services Holding Limited (“SSH”), a related party, for the provision of administrative staff, office space and accounting, legal compliance, financial and information technology services for which we reimburse SSH for the direct and indirect expenses incurred while providing such services. The services provided to us by SSH may be sub-contracted to other entities.
In addition, SSH has agreed with us not to own any vessels engaged in seabed preparation, transportation, installation, operation and maintenance activities related to offshore wind turbines so long as the Amended Administrative Services Agreement is in full force and effect. The agreement may be terminated by either party upon 3 months’ prior notice.
Technical Support Agreement
On October 20, 2021, we, through our wholly-owned subsidiary, entered into a technical support agreement with Scorpio Ship Management S.A.M. (“SSM”), a related party, pursuant to which SSM provides technical advice and services to us in connection with the construction of our newbuilding WTIV at Daewoo. In consideration for these services, we paid SSM a fee of $671,200, and thereafter, will pay a monthly fee in the amount of $41,667.

Our Customers

We believe that developing strong relationships with the end users of our services allows us to better satisfy their needs with appropriate and capable vessels. A prospective charterer’s financial condition, creditworthiness, reliability and track record are important factors in negotiating our vessels’ employment. Our customers are typically wind-farm developers, wind turbine OEMs, EPCI contractors or oil & gas companies.
Seasonality
We operate our WTIV vessels in markets that have historically exhibited seasonal variations in demand and boom-bust cycles and, as a result, variable charterhire rates. This seasonality may result in quarter to quarter volatility in our operating results. The market is typically stronger in the spring and summer months when weather conditions are more favorable for offshore activities. As a result, revenues of European WTIV operators in general have historically been weaker during the fiscal quarters ended December 31 and March 31, and, conversely, been stronger in fiscal quarters ended June 30 and September 30. Due to global expansion, these trends may vary according to continental seasonality. This seasonality may materially affect our operating results and cash available for the payment of dividends.
Competition
We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of vessel capability (crane capacity, water depth capability, deck space, accommodation), vessel emissions profile, price, vessel location as well as on our reputation. We compete primarily with other WTIV-owners. Ownership of WTIVs is divided among publicly listed companies, and private shipowners; these owners are typically focused on WTIVs, or are part of larger construction or offshore focused conglomerates.
Industry and Market Conditions
The Offshore Wind Industry
The statistical information and industry and market data contained in this section (the “data”) is based on or derived from statistical information and industry and market data collated and prepared by 4C Offshore Ltd. (“4C Offshore”). The data is based on 4C Offshore’s review of such statistical information and market data available at the time, including internal surveys and sources, independent financial information, independent external industry publications, reports or other publicly available information. Due to the incomplete nature of the statistical information and market data available, 4C Offshore has made some estimates where necessary when preparing the data. The data is subject to change and may differ from similar assessments obtained from other analysts of the offshore wind industry. While reasonable care has been taken in the preparation of the data, 4C Offshore has not undertaken any independent verification of the information and market data obtained from published sources. The Company believes and acts as though the market data provided in this section, “The Offshore Wind Industry” is reliable and accurate.
Introduction
Electricity is at the heart of modern economies. Demand for electricity is set to increase further due to increasing population, rising incomes, the electrification of transport and heat, and growing demand for digitally connected devices. Rising electricity demand is one of the key reasons for increasing global CO2 emissions and resulting climate change. Renewable energy plays an increasingly vital role in producing decarbonised electricity.

The International Energy Agency (IEA) shared its two scenarios for electricity demand growth and how offshore wind will contribute:

•Stated Policies Scenario: Global electricity demand grows at 2.1% per year to 2040. This raises electricity’s share in total final energy consumption from 19% in 2018 to 24% in 2040. Offshore wind capacity is set to grow by 13% per year and global electricity supply from offshore wind will increase to 3%.

•Sustainable Development Scenario: Electricity share in total energy consumption reaches 31% of the final energy consumption. Offshore wind capacity increases fifteen-fold from 2018 to 2040 (560 GW) (Figure 1). Offshore wind’s share of global electricity supply rises to 5%.

Figure 1. Projected global offshore wind capacity and share of electricity supply by scenario.

The Paris Climate Change Agreement, adopted by 196 Parties in December 2015, is a legally binding agreement on climate change which aims to limit global warming to well below 2°C. The EU and its Member states are all signatories. To achieve this ambitious target, an immense expansion of renewable energy deployment is required at global scale. Offshore wind has a huge potential that is technologically and commercially feasible, and will play a critical role in Europe’s efforts to achieve net zero emissions by 2050.

The advantages of offshore wind power include:

•Renewable source with growth potential: Offshore wind is one of the highest growth sources of electricity supply. According to the IEA, offshore wind expansion could avoid between 5 billion and 7 billion tonnes of CO2 emission from the power sector globally (EIA, 2019).
•Stronger and more reliable wind resources: Offshore wind resources tend to be stronger and more consistent than on land. Small increases in wind speed result in large increases in energy production. The faster wind speeds offshore mean much more energy can be generated than onshore.
•Higher capacity factors: The net capacity factor is the ratio of an actual electrical energy output over a given period of time compared to the maximum possible electrical energy output over that period. Offshore wind’s capacity factor is higher than solar and onshore wind, as solar panels do not produce energy at night.
•Cost competitive: Offshore wind is expected to be the second cheapest electricity source after solar by 2040 (BEIS,2020).
•Close proximity to demand centres: Most of the global population is concentrated in major coastal cities. Conversely, good land-based wind sites are often located in remote locations, far from cities where the electricity is needed. Building offshore wind farms in these coastal areas can help to meet energy needs from a domestic source of energy.
•Reduced land requirements: Land requirement/MW is a lot less for offshore wind compared to solar technology. Offshore wind turbines are also widely spaced apart allowing other activities in the project area.
•Less local impact: With onshore wind, concerns exists over the noise produced by turbine blades and the visual impacts to the landscape. Because offshore windfarms are getting further from shore the concerns for noise or aesthetics are minimal.

Vindeby was the first offshore windfarm, deployed in the coast of Danish Island of Lolland in 1991. However, in the last 10 years the market has really taken off. Soon to be world’s largest offshore wind farm, Hornsea Two (1.4GW) is under construction off the coast of England. Hornsea One (1.2 GW) is the largest operational windfarm to date. The global leader Ørsted’s Hornsea One project produces enough energy to power well over one million homes. Ørsted has built more offshore wind farms than any other offshore wind developer in the world, with 9.9 GW operational capacity.
Offshore Wind Market Outlook
Despite the COVID pandemic, the outlook for renewable energy continues to improve as the world transitions to cleaner sources of energy. While offshore wind has growth has been slower than other renewable energy sources such as solar and onshore wind projects, it has accelerated over the last few years.

The acceleration in growth of offshore wind is not only due to ambitious national targets and supportive policy frameworks, but also declining costs and improving economies of scale. Thus, offshore wind is posed for significant growth over the next decade.

The high level of offshore wind growth can be credited to favorable economics versus other sources of electricity, and additionally supportive policy frameworks reducing risk to lenders.

Annual capacity entering construction globally has increased by around 27% per year between 2010 and 2019 (Figure 2). A significant level of 2020 and 2021 capacity build out is driven by China. Chinese projects were incentivized to enter construction in order to secure subsidies; these projects began construction but made minimal progress in 2020 and each will continue to work in batches for 2-3 years until completion. China is excluded from analysis throughout this report due to its self-served market dynamics.

The global offshore wind market is set to grow 18% per year from 2022 through 2027. Offshore wind cumulative capacity is expected to increase to 175 GW by end-2027, 108 GW up from the end-2021 underway capacity.

Significant technological improvements have led to increases in the size and output of offshore wind turbines. For example, Vestas’ V-80 turbine constructed in 2000 was only 2 MW whereas its new V-236 turbine is 15 MW. This is expected to be ready for commercial deployment in 2024.

Europe has been the global leader in offshore wind farm development, where high wind speeds, shallow waters and favorable ground conditions have facilitated rapid growth. In Europe the average installed turbine size has increase from 4 MW in 2014 to 8-10 MW in 2021. This is expected to increase further as 15 MW are being planned for installation from 2026 onwards.

Asia has followed Europe in offshore windfarm development, while their average installed turbine has been 5-6 MW, turbine sizes are expected to increase to 14 MW in 2027.

Recent announcements for offshore wind development North America, specifically the United States, and proposed projects are expected to install turbine capacity similar to Europe.

The growth rate of offshore wind has been nurtured in European countries where high wind speed, shallow waters and good ground conditions have provided suitable conditions for rapid growth. Considering the total commissioned capacity (Figure 3) by country, it can be seen that the UK retains its position as the leader excluding China, with a total of 10.4 GW capacity commissioned by Q4 2021. The global total, excluding China, stands at 26.8 GW with another 21.9 GW of capacity currently under-construction, or in pre-construction (having reached FID) (Figure 4).

Figure 3. Global fully commissioned capacity by Q4 2021. China (not shown) has 23.7 GW of fully commissioned capacity.
Figure 4. Global capacity under construction and having reached financial investment decision by Q4 2021. China (not shown) has 5.3 GW under construction and post-FID.

Offshore Wind Turbine Trends

Turbines convert kinetic energy from wind into alternative current (AC) electrical energy. Offshore turbines are horizontal axis wind turbines with three-bladed rotors and are much larger than onshore models.

The main turbine components are:

•Nacelle: supports the rotor and converts the rotational energy from the rotor into AC electrical energy. The nacelle includes a generator, gearbox, yaw system, bed plate and many other components.
•Rotor: extracts the kinetic energy from the air. The blades form part of the rotor, attached to the nacelle at the hub. Swept area refers to the area of the circle created by the blades as they rotate through the air. New turbine designs have a larger swept area to capture more energy and achieve a higher capacity factor.
•Tower: is a tubular steel structure supporting the nacelle and rotor.

Figure 5. Illustration of an offshore wind turbine (Source: TU Delft,2020)
Figure 6. Illustration of turbine size (Source: BNEF)

Wind turbine suppliers are systems integrators. Blades are typically manufactured in-house, along with other components in some cases. Most of the internal components however are supplied by different manufacturers. The design life of an offshore wind turbine is generally 25 years.

The market has seen rapid progress in turbine technology, with larger turbines contributing to cost reductions for three primary reasons:

•Energy yield is proportional to the swept area of the rotor, which scales with rotor diameter by the relationship πr2, i.e. energy yield scales at a quicker rate than the increase in rotor diameter.
•Larger turbines mean fewer turbine installations and associated balance of plant are required to reach the target capacity, reducing CAPEX/MW.
•OPEX is primarily driven by the number of turbines and not the wind farm capacity, so fewer turbines mean lower O&M costs per unit of energy production.

Increasing appetite driven by competitive pressure for low-cost energy means turbine manufacturers continue to develop larger turbines (Figure 7).

	MW	Rotor Diameter (m)	First Commercial Commissioning
GE Renewable Energy
Haliade-X 12 MW	12/13/14	220	2022, Skipjack, USA
Vestas
V236-15.0 MW	15	236	Not contracted yet, serial production is expected in 2024
V164-10.0 MW	10	164	2022, Golfe du Lion,France
V174-9.5 MW	9.5	174	2023, Arcadis Ost, Germany
V164-9.5 MW	9.5	164	2020, Northwester 2
V164-8.0 MW	8	164	2016, Burbo Bank Extension, UK
Siemens Gamesa Renewable Energy
SG 14.0-222 DD	14	222	Dominion Energy,US, Hai Long 2A,Taiwan and Sofia, UK
SG 11.0-200 DD	11	200	Gode Wind 3, 2024, Germany
SG 11.0-193 DD	11	193	2023, HKZ I and II, Netherlands
SG 10.0-193 DD	10	193	No current contracts, available from 2022 (was HKZ)
SG 8.0-167 DD	8	167	2020, Seamade, Belgium
SWT-7.0-154	7	154	2017, Walney Ext

Figure 7. Latest offshore wind turbine models (excluding Chinese models).

The growing physical dimensions of turbine components increases the demands placed on the jack up fleet which install them. As rotor diameter increases, the turbine tower height and thus weight, also increases. The tower height must encompass both the blade length and a measure of blade clearance to allow for high sea states, typically in the region of 25-35 m. Nacelle weight Roincreases with rated turbine capacity, although innovations in drive trains and design optimization mean this trend is not linear (Figure 8).

Higher stiffness materials with improved fatigue performance, lighter weight and higher reliability are being continually developed and commercialized to give longer, more slender blades. As blades get increasingly longer, there will be further production, transportation and installation challenges.

Figure 8. Offshore wind turbine physical dimensions trends

Cost of Offshore Wind: LCOE & CAPEX
The levelized cost of electricity (LCOE) is the revenue required to build and operate a project over a cost recovery period. The long-term success of offshore wind industry depends on its cost competitiveness. The latest BEIS (Department for Business, Energy and Industrial Strategy) report estimates the LCOE for projects starting operation in 2025, 2030, 2035 and 2040. By 2040, offshore wind is expected to overtake onshore wind as the second cheapest solution following solar (Figure 9).

Figure 9.Forecasted cost of electricity generation from different resources in the UK (Source: BEIS, 2020)

Technological developments, changes in financing costs, competitive auctions and cluster effects have facilitated offshore wind to experience rapid cost reduction. The windfarm supply chain has also developed more efficient manufacturing and installation practices. The cost of offshore wind is expected to fall further; global offshore wind LCOE dropped under €100/MWh in 2019 and is projected to decline to €50/MWh on average by 2025 (Figure 10).

Figure 10.LCOE of global offshore wind farms excluding China.

Capital Expenditure (CAPEX) is the cost of all activities up until works completion date and the largest contributor to the lifecycle costs, at approximately 60-65% of LCOE. Offshore wind turbine supply makes up around 40% of total CAPEX. 4C estimates the current turbine installation cost is around 2% of the total CAPEX (Figure 11) which is in line with the UK Crown Estate’s latest “Guide to an Offshore Windfarm” report. Vattenfall has also stated the turbine installation cost for its upcoming UK projects to be around 2% of the CAPEX.

Figure 11.CAPEX breakdown of a typical fixed-bottom offshore windfarm. Other includes contingencies, management reserves, resource costs, insurance and construction management.

Siting Trends in Offshore Wind

A clear trend towards increased water depth, further distance from shore and increased project size in Europe, Asia, and North America can be seen in Figure 12.

The depths at which turbines are installed has steadily increased in Europe and will continue to do so as larger upcoming projects are scheduled install larger turbines in deeper waters. Future offshore wind sites in the midterm (by 2027) are similar to some of those existing or underway. The average project capacity is steadily increasing as economy of scale starts to be realised in larger parks. 1 GW projects are expected to become the norm in Europe and North America by 2026 but APAC (ex. China) is lagging behind.

Figure 12. Weighted depth (top left), weighted distance (top right), and annual project size (bottom) of fixed-bottom global offshore windfarms by offshore construction start year. APAC excludes China.

Offshore Wind Project Value Chain

The offshore wind industry connects a wide range of industries and companies worldwide, starting from the development phase through to decommissioning. Figure 13 summarizes a typical offshore windfarm project life cycle.

Development and consent	Manufacture	Installation and commissioning	Operation and maintenance	Decommissioning
Activities up to the point of financial close, including: planning consents, environmental impact assessments, resource and met ocean surveys, engineering and consultancy services

Developers are responsible for development and consents

Key Developers: Ørsted, Vattenfall, RWE, Equinor, SSE

Supply of the key components contracted by the developer

Turbine Suppliers (OEM): Siemens Gamesa, GE, Vestas

Foundation suppliers: Bladt, EEW, Sif, Navantia (Designers: COWI, Atkins, Ramboll)

Cable Suppliers: JDR, Hellenic Cable, LS Cable, Nexans, NKT, Prysmian

Offshore substation Suppliers-Electrical: ABB, GE, Schneider

Offshore substation Suppliers-Structure:Bladt, Smulders, Navantia
Installation and commissioning of the key components contracted by the developer For more detail see the Installation Value Chain Section
It is the combined functions of day-to-day management, maintenance of assets, and service of assets during the lifetime of the wind farm. Activities formally start at construction completion date

The wind farm operator will oversee and fulfil overall site operations activities, including turbine and balance of plant maintenance

Key Operators: Ørsted, Vattenfall, RWE, Equinor, SSE
Removal or making safe of offshore infrastructure at the end of its useful life, plus disposal of equipment. Contractors will be similar to those used for installation.
DEVEX	CAPEX		OPEX	DECEX
Figure 13. Offshore windfarm project lifecycle

Development and consent are managed by the windfarm developer, covering the activities up to the point of financial close with a time span of 5-7 years. The developer will typically procure the Tier 1 suppliers to design, supply and installation of key components in the late stage of development.

The offshore wind supply chain has a strong cohort of major component suppliers which contract directly with project developers. This top level of the supply chain is commonly referred to as Tier 1, and typically supplies or installs wind turbine generators (WTGs), foundations, substations (onshore & offshore) export and array cables. Manufacturing, and transport and installation (T&I) contracts are often signed two years before construction. Construction of an offshore windfarm takes 3-4 years on average. Turbine installation is the final stage of construction, and typically takes place in the final 12 months of the construction process. Once the windfarm is fully commissioned, the longest value chain activities start, in the operation and maintenance (O&M) phase. O&M activities last for 20-25 years or more.

Wind turbines are typically under warranty for 5 to 10 years of operations and the wind turbine suppliers (i.e. Siemens Gamesa, GE, Vestas) offer a service level agreement to the windfarm operator during this period to provide turbine maintenance and service. After this initial warranty period, the wind farm operator may choose to retain the services of the supplier, maintain and service the wind farm using an in-house team, contract a specialist company, or develop an intermediate arrangement where turbine technicians transfer to the wind farm owner at the end of the warranty period.

Installation Value Chain

The typical offshore installation process for fixed bottom windfarms is in the following order, with overlaps where possible to shorten the construction timeline:

Foundation Installation	Offshore Substation Installation	Array Cable Installation	Export Cable Installation	Turbine Installation
Monopile, jacket or gravity-based foundation installation

Monopiles and jackets can be installed by floating or jack up vessels. Gravity-based can be installed by floating vessels or crane barges.

Monopiles usually also require a separate transition piece installing, and jackets usually require pre-piling.

The foundation is installed prior to the topside. The substation foundation can be a monopile or jacket.

Substation installation is a heavy lift operation requiring high crane capacity.

Sheerleg crane vessels, barges, heavy lift vessels and semisubmersible vessels can be used.

Cable installation between wind turbines and the offshore substation (typically rated at 66kV AC)

Steps include: Cable lay, cable burial (pre-trenching/simultaneous lay & burial), cable pull in to turbine and testing & termination.

Specialized cable lay vessels are used

Cable installation between offshore and onshore substation (typically rated at 220kV AC)

Export cable installation steps involves the same activities as array cables.

Same cable lay vessels can be used for export cable installation however, export cable installation vessels will typically have larger carousels.
Turbine installation vessels transport turbine components to the site and install the turbine on the foundation Jack-up vessels are used for turbine installation
Key Players: DEME, Van Oord, Subsea 7, Boskalis, Saipem	Key Players: Subsea 7, DEME, Scaldis, Heerema, Saipem, Boskalis	Key Players: Boskalis, Subsea 7, DEME, Global Marine, Van Oord	Key Players: Boskalis, NKT, Prysmian, Jan De Nul, DEME, Nexans	Key Players: DEME, Van Oord, Fred Olsen, Cadeler, Jan De Nul, Seajacks

Figure 14. Installation stages of an offshore windfarm
Turbine installation vessels are specifically designed for the purpose. Currently, turbine installation is completed using self-propelled jack up vessels, which are fitted with long support legs that can be raised and lowered. The vessel transits into the windfarm site in floating configuration and jacks up at the work location by extending the legs down to the seabed. Jack ups provide a stable platform for lifting in what can be harsh sea conditions and are used in the offshore wind sector for a variety of roles across development, construction, O&M and decommissioning.
Figure 15. Illustration of a turbine installation vessel, jack up vessel
Crane capabilities and deck space are increasingly important drivers of competitiveness. Leg length, crane reach and vessel stability determine the water depths and sea states in which vessels can jack-up, and the height above deck it is possible to reach. The current available fleet was designed to install 6-10MW turbines. Currently, 15MW turbines are being developed by manufacturers. While several vessels have undergone upgrades, upgrades can impact other aspects of vessel performance if they were not taken into consideration in the initial design. To date, emerging market turbine sizes have lagged behind Europe (Figure 2). Therefore, vessels no longer suitable for the European market can work in emerging markets, especially those in

Asia. However, projects in Asia are also catching up with bigger turbine sizes so this is only a likely revenue source in the short term.
Smaller jack-ups which are no longer capable of installing newer, larger turbines can find roles in accommodation, geotechnical investigations, transition piece installation, substation commissioning work, large component repair and replacement during operations, and lastly decommissioning.
Turbine Installation: Larger turbines place greater demands on vessels, installation processes and port infrastructure meaning further innovation and adaptation of installation equipment and methodologies are expected as turbine size increases. As demand for larger rotor size increases, pre-assembly becomes less viable due to the additional quayside and deck space required as well as subjecting vessels to greater dynamic loads, navigational challenges and lift limitations. All European projects in recent years installed on site using the five-piece lift installation method (tower, nacelle, three blades), but tower weight constraints may move the market back toward split tower configuration.
Turbine Installation Contract: EPCI contracts, with full turnkey scope were common on the very first pioneering projects (e.g., North Hoyle, 2003 and Kentish Flats, 2005) but were considered unsuitable following a series of cost overruns and supply chain insolvencies as a result of exposing contractors to unanticipated risks (e.g. Greater Gabbard).
Therefore, multi-contracting became more popular as projects grew in size and complexity, with the project developer signing several contracts for the delivery of different components of the wind farm, often with separate contracts for the supply and T&I of each key component. The most experienced developers (e.g. Ørsted) manage the most contracts and use their in-house project development, design and contract management expertise as a source of competitive advantage. Taking the risks in-house and managing them successfully rather than passing them on to the supply chain allows for cost savings and more control over design and delivery.
Recent announced contracts show a mix of contracting styles, but in the 40+ turbine contract (EPCI and installation) contracts which have been awarded since 2019 (exc. China and Vietnam), multi-contracting, i.e. separate supply and installation contacts for turbines, remains the most popular.
Wind Turbine Installation Vessel Supply
The water depth at which jack-ups can safely install turbines is dependent on several site-specific variables including wave and wind conditions, sea bed conditions, tides and tidal range and sea state. Turbine transport and installation requires stable platforms for operations to ensure safe operations and reduce the risk of damage to components. A small motion at deck level quickly becomes a large movement at an elevated hook height, adding dynamic loads on to the crane and making turbine installation more complex. For these reasons only jack-up platforms are used for turbine installation.
Maximum installation depth: The actual limiting depth for each deployment depends on installed leg length, sea-bed penetration and required air-gap and must be determined through site specific assessment. Vessel water depth capability at each windfarm site is not accounted for in this supply analysis due to the inaccuracy in estimating future site conditions, but for the purpose of fleet comparison, maximum operable water depth as stated by the operator, is presented for each vessel.
Maximum hook height (ASL): A crane’s maximum nacelle lifting height is determined by the hook height above deck (which will be reduced by outreach) plus the depth of the vessel and the height of the airgap, less the height of any rigging and the nacelle module:
Maximum hook height ASL(m) = airgap (10 m) + vessel depth(m) + hook above deck(m) – rigging allowance(m)
Maximum Lift Capacity: Quoted lift capacity at working radius (~30-40m) was used as a preferred estimate to max lift.

Figure 16.Illustration of a jack-up vessel and parameters for turbine installation

Key Operators and Market Shares

Figure 17. Key operators and their assets by turbine rating. Current assets and firm orders only. Options are not included and upgrades are not presented.

Figure 18. Turbine installation market share by operator and by vessels, global exc. China, 2016-2022
Eneti is well positioned in the offshore wind market with the Seajacks acquisition (5 vessels) and 1 new build. The market leader DEME owns 6 turbine installation vessels but currently they are not capable of installing turbines larger than 10 MW. Sea Installer will undergo crane upgrades and operators also have an option to upgrade Sea Challenger. All key operators have firm orders in place for jack-ups to install next generation turbines except DEME and Fred. Olsen Windcarrier.
Market share charts show the known market shares of turbine installation vessels from 2016 to 2022. DEME Offshore is the market leader for turbine installation over the last five years, using Sea Installer and Sea Challenger (Figure 18). Other key players for turbine installation include Fred. Olsen, Cadeler, Seajacks, Jan de Nul, and Van Oord. 5 major operators (DEME, Fred. Olsen, Cadeler, Seajacks, JDN) secured 80% of the global market share with 9 vessels.
Current Fleet
The active turbine installation fleet consists of 14 jack ups. Many of these vessels also engage in foundation installation and turbine maintenance. Three additional jack ups are also considered; although not currently active in turbine installation they are technically capable and thus likely to contribute to future installations. These are DEME Offshore’s Innovation (a foundation installation vessel, likely to transition from foundations to turbines due to increasing foundation weights), Van Oord’s MPI Adventure (primarily engaged in maintenance but could be re-deployed for remaining <10 MW turbine installations) and Penta-Ocean’s CP-8001 which is intended for use in the Japanese market. A further 13 jack-ups are not competitive in turbine installation and operate in the <10 MW maintenance and oil and gas markets.

Outside of Europe, the jack ups in Table 1 are likely to serve emerging Asian markets, where cabotage rules allow, until domestic assets are built. Since the latest update, Taillavent was sold to a Chinese operator. Sea Challenger will undergo crane upgrade and will be reflagged as Japanese vessel to start installation by 2025.

								Capacity Installable
Vessel	Operator	Year Built	Design	Hook height ASL (m)[1]	Max lift capacity(t)[2]	Max water depth (m)	Variable deck load (t)	10 MW	12 - 14 MW	15 MW	#12-15 MW
Aeolus 2.0	Van Oord	2014	N/A	136.1	1600	45	7250	X
Blue Tern	Fred. Olsen	2012	KFELS MPSEP	124.75	800	65	7000	X6
Bold Tern	Fred. Olsen	2013	NG-9000C-HPE	138	640	60	9500	X5
Brave Tern	Fred. Olsen	2012	NG-9000C-HPE	138	640	60	9500	X5
CP-8001[7]	Penta-Ocean	2018	GJ-3750C		800	50		X?
INNOVATION	DEME Offshore	2012	N/A	141	1500	65	8000	X
MPI Adventure	Van Oord	2011	NG-7500/6	120	1000	40	6000	X6
SEACHALLENGER	DEME Offshore	2014	NG-9000C	140	632	55	6000	X6
SEA INSTALLER	DEME Offshore	2012	NG-9000C	121	632	55	6000	X6
Seajacks Scylla	Seajacks	2015	NG-14000X	153	1500	65	8390	X	X6		3
Seajacks Zaratan	Seajacks	2012	NG-5500C	119	600	55	3607	X
Vole au Vent	Jan de Nul	2013	N/A	139.5	1500[3]	50	6500	X
Wind Orca	Cadeler	2012	N/A	117.4	1200	60	8400	X6
Wind Osprey	Cadeler	2012	N/A	152.4	1150	60	8400	X	X6		3
Table 1 Specifications of the current turbine installation fleet. (1) Hook height above deck + specified vessel depth + 10 m air gap (2) At ~30-40 m radius (3) At 20-25 m radius (4) Lift weight marginal (5) Hook height marginal (6) At sites with low blade clearance and/or increased air gap (7) Unlikely to leave Japanese market.
10 MW: 112 m hub height + 15 m rigging allowance, 450 t nacelle weight (exc. ~50 t for grillage, equipment and rigging)
12-14 MW: 150 m hub height + 15 m rigging allowance; 850 t nacelle weight (exc. ~50 t for grillage, equipment and rigging); carrying capacity assumes ~2200 t per turbine.
15 MW: 155 m hub height + 20 m rigging allowance; 550 t nacelle weight (exc. ~50 t for grillage, equipment and rigging) ASL: Above Sea Level

New Builds and Upgrades

Increasing turbine dimensions mean that to secure asset longevity operators are proceeding with upgrades to existing vessels. Upgrades provide a lower cost option than newbuilds and are usually scheduled over winter months to minimize lost earnings impact.

Several existing operators and new market entrants intend to build new jack ups to meet the rising demand. Those considered most viable to reach the market by 2027 are listed in Table 2 along with the planned upgrades. While the modelled new build market includes ten jack ups, three are Japanese builds and are expected to see sufficient demand to remain in their domestic market.

Table 2 Specifications of future vessels and upgrades. (1) Hook height above deck + specified vessel depth + 10 m air gap (2) At ~30-40 m radius (3) At sites with low blade clearance or increased air gap (4) Likely to remain in Japanese market (5) Likely to remain in US market (6) Restricted depth and tower weight restrictions.
12-14 MW: 150 m hub height + 15 m rigging allowance; 850 t nacelle weight (exc. ~50 t for grillage, equipment and rigging); carrying capacity assumes ~2200 t per turbine unless otherwise stated
15 MW: 155 m hub height + 20 m rigging allowance; 550 t nacelle weight (exc. ~50 t for grillage, equipment and rigging) ASL: Above Sea Level

Vessel Suitability Analysis

Figure 19. Number of vessels capable of installing turbine capacity by end-2027. Compares hook height above deck + specified vessel depth + 10 m air gap, and maximum lift capacity at 30-40 m radius to turbine hub height + rigging allowance and nacelle weight. Includes marginal capability vessels, excludes the Japanese fleet. Charybdis expected to meet 15 MW + turbines but likely to remain in US market due to high demand.

Based on lift height and weight, only two existing vessels are capable of installing a 12+ MW turbine (under specific site conditions). Including new builds and vessel upgrades increases the pool to 15 vessels (Figure 19). This does not include Japanese vessels but does include the US-built Charybdis.
Increasing tower weights will prove an additional challenge, with a 12-15 MW turbine tower weighing in the region of 900-1200 t. Towers can be installed offshore in sections but this increases offshore installation time and, due to reduced deck space, means fewer installations per loadout. It could also increase mobilization time.
The 15+ MW market is limited to 13 vessels due to increased lift height requirements.

Wind Turbine Installation Vessel Demand

As the demand for large offshore wind turbines grows so does the demand for highly specialized vessels capable of installing these larger components. An analysis of the scale and characteristics of this demand is forecasted below.
Turbine installation start (if unknown) is modelled assuming that turbine installation will start one year after offshore construction starts (foundation installation start).
Installation is spread through the year and may roll into the following year. The length of the installation period (unless known from developer communications) is calculated by multiplying the number of turbines by an installation rate of 3 days per turbine. Projects in Asia are modelled at the average European rate plus 0.5 days per turbine to account for the learning rate and the influence of typhoons and earthquakes. Floating projects and projects in under 15 m water depth are excluded from the installation demand since these projects are not suitable for jack-up vessels. Chinese projects and Japanese projects (after 2023) are also excluded due to self-served market dynamics.
In order to forecast the number of vessels required per year, an estimate of number of vessel days for future turbine installations (number of turbines x turbine installation rate) is calculated. Additionally, the productivity rate of a vessel (the proportion of the year spent on turbine installation related activities) is set at 65% in accordance with historical data. A lower productivity rate will increase the number of vessels required for turbine installation and vice-versa.

Figure 20. Global turbine installation demand by turbine bins and by year (exc. China and excluding Japan after 2023)

Forecasting shows an average of 25 vessels per year will be required between the period 2025-2027 (Figure 20). The demand for vessels that can install 12 MW+ turbines is 25 and 18 vessels in 2026 and 2027 respectively.

Turbine Installation Demand in the US

US turbine installation demand peaks in 2026

Demand by turbine installation start year

Capacity (GW)
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
2022
2023
2024
2025
2026
2027
2028
2029
2030
0.6
0.9
0.1
0.3
1.5
0.7
0.4
1.5
4.9
0.5
0.3
4.3
2.5
0.8
0.9
1.1
Under 10 MW
10-12 MW
12-15 MW
15+ MW

Figure 21. US turbine installation demand by turbine bins and by year
36.7 GW of offshore wind capacity is expected to be installed between 2023 and 2030 in the US. The US turbine installation demand peaks in 2026 with 10 turbine installation vessels required. The demand for vessels that can install 12 MW+ turbines is, on average, 4 vessels each year between 2024 and 2030.
Supply vs Demand

Table 3. Total vessel fleet and number of vessels capable of installing 12 MW + turbines for the period 2021-2026. Excludes Chinese vessels. Starting from 2023, Japan is modelled as a closed market due to expected delivery of domestic vessels.

Vessel Supply	2022	2023	2024	2025	2026	2027
Total Fleet	15	20	23	25	25	25
12 MW+ vessels only	4	9	12	16	16	16

Table 4. Total vessel demand and demand for the vessel capable of installing 12MW + turbines for the period 2021-2026. Excludes Chinese demand. After 2023, Japan is modelled as a closed market due to expected delivery of domestic vessels.

Vessel Demand	2022	2023	2024	2025	2026	2027
Total Turbine Demand	15	7	10	22	31	21

12 MW+ vessels only	0	2	4	14	25	18
12 MW+ demand for foundation installation	0	0	4	5	0	0

Increasing demand for projects with larger turbines and the limited corresponding supply of jack-ups results in a shortage in 2025, 2026, and 2027 (Figure 24). Developers will find it increasingly difficult to secure the vessels needed to ensure their projects remain on schedule and meet planned commissioning dates. Project delays can have knock on effects for developers in terms of additional development costs, missed milestones in power offtake contracts and suboptimal alignment of projects within the developers’ portfolio. Under these conditions some market power is likely to shift from project developers towards those vessel operators that have assets capable of installing large turbines (12-15 MW).
On the other hand, a shortage of foundation installation vessels to install over 1500 t monopiles is expected. Therefore, turbine installation vessels are expected to be contracted to install foundations. WTIV capable of installing larger than 1500 t monopiles are required to have high lifting capacities therefore only 12 MW+ turbine vessels are expected to perform foundation installation. It is estimated that 4 WTIVs will be required to install foundations in 2024 (Figure 24, left). Foundation installation demand will lessen the impact of possible oversupply of 12 MW+ vessels in 2024, but turbine installation vessel shortages will increase in 2025 and 2026 (Figure 24, right).
The current estimated price for turbine installation is approximately €0.6m/ turbine. The average day rate for existing vessels is US$180-220,000 per day and the assumed day rate for newbuild vessels is US$180-260,000 per day. Under the current supply shortage, it is likely that vessel operators will target the high-end of the range. It is expected that developers will struggle to secure a capable asset to keep their projects on schedule, and therefore US$240-260,000 per day levels are considered achievable.
The less capable vessels will become obsolete for the turbine installation market beyond 2025, unless they undergo upgrades, and are otherwise expected to compete in the O&M market.

Figure 22.Comparison of global turbine installation vessel supply and demand and foundation demand for 12 MW+ vessels (left) for all turbine ratings, and the balance of supply and demand of those capable of installing 12 MW+ turbines(right)

Environmental and Other Regulations in the Shipping Industry
Government regulation and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.
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
Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.
International Maritime Organization
The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” adopted the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to vessels of any type under countries that are signatories and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO 2020, became effective on January 1, 2020.
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
The Marine Environment Protection Committee, or “MEPC,” adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuel, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect March 1, 2020, with the exception of vessels fitted with exhaust gas cleaning equipment (“scrubbers”) which can carry fuel of higher sulfer content. These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs.
Sulfur content standards are even stricter within certain “Emission Control Areas,” or “ECAs”. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution (“Barcelona Convention”) agreed to support the designation of a new ECA in the Mediterranean. The group plans to submit a formal proposal to the IMO by the end of 2022 with the goal of having the ECA implemented by 2025. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency

(“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (“NOx”) standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2010. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.
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
Additionally, MEPC 75 introduced draft amendments to Annex VI that impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session in June 2021 and are expected to enter into force on November 1, 2022, with the requirements for EEXI and CII certification coming into effect from January 1, 2023. MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic.
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
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments that became effective on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. The upcoming amendments, which will come into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions.
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
The IMO’s Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water (the “Polar Code”). The Polar Code, which entered into force on January 1, 2017, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions. The Polar Code applies to new ships constructed after January 1, 2017, and after January 1, 2018, ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.
Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. By IMO resolution, administrations are encouraged to ensure that cyber-risk management systems are incorporated by ship-owners and managers by heir first annual Document of Compliance audit after January 1, 2021. In February 2021, the U.S. Coast Guard published guidance on addressing cyber risks in a vessel’s safety management system. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of future regulations is hard to predict at this time.
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
On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (“IOPP”) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments are expected to enter into force on June 1, 2022.
Once mid-ocean exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.
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
Anti-Fouling Requirements
In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the “Anti-fouling Convention.” The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate (the “IAFS Certificate”) is issued for the first time; and subsequent surveys when the anti-fouling systems are altered or replaced.
In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. In addition, the IAFS Certificate has been updated to address compliance options for anti-fouling systems to address cybutryne. Ships that are affected by this ban on cybutryne must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships that are not affected (i.e. with anti-fouling systems that do not contain cybutryne) must receive an updated IAFS Certificate at the next Anti-fouling application to the vessel. These amendments were formally adopted at MEPC 76 in June 2021.
We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-fouling Convention.
Compliance Enforcement
Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date hereof, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future.
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
Deepwater Horizon
The 2010 oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. In January 2021, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters. However, attorney generals from 13 states filed suit in March 2021 to lift the executive order, and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration, stating that the power to pause offshore oil and gas leases “lies solely with Congress.” With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.
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
We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels except the Scylla Zaratan, which due to her flag, trade and ownership, is required to have coverage in Japan and is limited to $500 million. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.
Other United States Environmental Initiatives
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The CAA requires states to adopt State Implementation Plans, or “SIPs”, some of which regulate emissions resulting from vessel loading and unloading operations, which may affect our vessels.
The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS. In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (“NWPR”), which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule. On December 7, 2021, the EPA and the Department of the Army proposed a rule that would reinstate the pre-2015 definition. On February 24, 2022, the EPA announced ten roundtables to facilitate discussion on the implementation of WOTUS, which will meet in Spring and Summer 2022. On January 24, 2022, the U.S. Supreme Court granted certiorari for Sackett v. EPA, for which oral arguments will likely be held in Fall 2022 and will address the scope of WOTUS and may impact the rulemaking.
The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under the CWA, requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a Permit Authorization and Record of Inspection (“PARI”) form and submission of annual reports. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.
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
The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the European Union has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the European Union imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called “SOx-Emission Control Area:). As of January 2020, EU member states also have to ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.
On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market. On July 14, 2021, the European Commission formally proposed its plan, which would involve gradually including the maritime sector from 2023 and phasing the sector in over a three-year period. This will require shipowners to buy permits to cover these emissions. Contingent on negotiations and a formal approval vote, these proposed regulations may not enter into force for another year or two.
International Labour Organization
The International Labour Organization (the “ILO”) is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with MLC 2006 for all ships of 500 gross tons or over and are either engaged in international voyage or flying the flag of a Member and operating from a port, or between ports, in another country. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, former U.S. President Trump announced that the United States intends to withdraw from the Paris Agreement, and the withdrawal became effective on November 4, 2020. On January 20, 2021, U.S. President Biden signed an executive order to rejoin the Paris Agreement, which the U.S. officially rejoined on February 19, 2021.
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the ambition during the revision process. A final draft Revised IMO GHG Strategy would be considered by MEPC 80 (scheduled to meet in spring 2023), with a view to adoption.
The European Union made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The European Union also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. As previously discussed, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union’s carbon market are also forthcoming.
In the United States, the EPA issued a finding that greenhouse gases endanger public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Trump Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, U.S. President Biden directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. The proposed rule would reduce 41 million tons of methane emissions between 2023 and 2035 and cut methane emissions in the oil and gas sector by approximately 74 percent compared to emissions from this sector in 2005. EPA also anticipates issuing a supplemental proposed rule in 2022 to include additional methane reduction measures following public input and anticipates issuing a final rule by the end of 2022. Although the so-proposed emissions regulations do not apply to greenhouse gas emissions from vessels, the EPA has received petitions from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels. Furthermore, Congress, the EPA or individual U.S. states could enact climate change legislation or regulations, such as cap-and-trade programs, carbon taxes, and mandatory greenhouse gas emissions monitoring and reporting, that would affect our operations.
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
Inspection by Classification Societies
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or “the Rules,” which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., American Bureau of Shipping, Lloyd’s Register of Shipping).
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
General
The operation of any vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected, and we might not be always able to obtain adequate insurance coverage at reasonable rates.
Hull and Machinery Insurance

We procure hull and machinery insurance plus hull interest insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance including war loss of hire and freight, demurrage and defense insurance for our fleet.

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

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident for all of our vessels except the Scylla Zaratan, which due to her flag, trade and ownership, is required to have coverage in Japan and is limited to $500 million. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of US$10 million up to, currently, approximately US$ 3.2 billion. In case of an ‘overspill’ claim, which would fall back on the collective membership and on the total limitation of the liability of group membership, that amount may go up to approximately US$ 8.2 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

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

Sustainability Initiatives

We aim to uphold and advance a set of principles and practices regarding Environmental, Social and Governance (“ESG”) matters and have developed, adopted, and implemented ESG initiatives within our operations and business culture. In adopting these initiatives, our primary goals are to reduce the environmental impact of our operations, create a safe and healthy work environment, both at sea and onshore, and engage in responsible corporate governance practices. Our Board of Directors, which includes six independent members, oversees our ESG strategy, evaluates and adopts ESG initiatives including those relating to sustainability and climate change, assesses ESG risks and opportunities, and promotes responsible ESG practices within our Company. In August 2021, we published our second comprehensive sustainability report, which was prepared in accordance with the Sustainability Accounting Standards Board (SASB) Marine Transportation standard, and which disclosed our ESG performance in 2020. The sustainability report is available on our website at www.eneti-inc.com The information included on our website is not incorporated by reference into this annual report.
ESG initiatives we have undertaken include, among others:
•Signing the Call to Action for Shipping Decarbonization, pledging to offer net zero emission shipping services by 2030, measure carbon intensity and assess climate alignment of our vessels on an annual basis, develop and improve digital and other management tools to measure greenhouse gas emissions from the full supply chain to compare activities and optimize operations.
•Our continuing membership in:
▪The International Seafarers’ Welfare and Assistance Network (ISWAN)
▪Marine Anti-Corruption Network (MACN)
•Aligning our internal policies with certain UN Sustainable Development Goals relating to work and economic growth, climate action, and life below water.
•Supporting the principles of the Sea Cargo Charter.
•Creating a direct reporting line from our environmental compliance audit and training team (SECAT) to our Board of Directors.
•Signing the Neptune Declaration on Seafarer Wellbeing and Crew Change.
•Committing to responsible ship recycling in accordance with the Hong Kong Convention and conducted in compliance with the IMO Convention for the Safe and Environmentally Sound Recycling of Ships.
C.Organizational Structure
Eneti Inc. is a company incorporated under the laws of the Marshall Islands. We own our vessels through separate wholly-owned subsidiaries that are incorporated in the United Kingdom and Japan. Please see Exhibit 8.1 to this annual report for a list of our current subsidiaries.
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
In addition to the Analysis of Operations discussion based on U.S. GAAP as reported results, the following includes a supplemental Analysis of Operations discussion reflecting unaudited pro forma financial information, prepared in accordance with Article 11 of Regulation S-X.
The unaudited pro forma combined financial information is based on the historical financial information of Eneti Inc. and Seajacks and gives pro forma effect to (i) our August 12, 2021 acquisition of Seajacks (the “Acquisition”), after which Seajacks became a wholly-owned subsidiary of Eneti, (ii) the completion of Eneti’s exit from the drybulk industry, and (iii) borrowings under our newly issued $71 million of redeemable notes, and the issuance of 7.5 million of ordinary shares and 0.7 million of preferred shares used to partially finance the acquisition.
Seajacks had a March 31 fiscal year end, and the Combined Group will retain a December 31 year end, as such the following periods are presented.
The unaudited pro forma combined statement of operations for the fiscal year ended December 31, 2021 combines Eneti’s audited consolidated statement of operations for the year ended December 31, 2021 with the unaudited consolidated statement of comprehensive income of Seajacks for the twelve months ended December 31, 2021 and is presented as if the Acquisition occurred on January 1, 2020.
The unaudited pro forma combined statement of operations for the fiscal year ended December 31, 2020 combines Eneti’s audited consolidated statement of operations for the year ended December 31, 2020 with the audited consolidated statement of comprehensive income of Seajacks for the fiscal year ended March 31, 2021 and is presented as if the Acquisition occurred on January 1, 2020.
The estimated fair values of certain assets and liabilities have been determined with the assistance of a third-party valuation firm. Fair values reported are provisional as of December 31, 2021. They may be adjusted during the measurement period, which shall not exceed one year from the acquisition date, to reflect new information obtained about facts and circumstances that existed as of the acquisition date.
The unaudited pro forma combined financial information is not intended to represent or be indicative of our consolidated results of operations or our financial position that would have been reported if the Acquisition, share issue, and borrowings had been completed as of the dates presented, and should not be taken as representative of the future consolidated results of operations or financial position of Eneti. The unaudited pro forma combined financial information does not represent any operating efficiencies and cost savings that we may achieve with respect to the combined companies. The unaudited pro forma combined financial information should be read in conjunction with the historical consolidated financial information and accompanying notes.
Overview
Eneti (the “Company”) announced on August 3, 2020 its intention to transition away from the business of dry bulk commodity transportation and towards marine-based renewable energy including investing in the next generation of wind turbine installation vessels. During July 2021, the Company completed its exit from the business of dry bulk commodity transportation.

In August 2021, Eneti completed its acquisition of Atlantis Investorco Limited, the parent of Seajacks International Limited, after which Seajacks became a wholly-owned subsidiary of Eneti. The Company is focused on the offshore wind and marine-based renewable energy industry and has invested in the next generation of WTIVs. The Company operates five WTIVs, which in addition to wind farm installation can perform maintenance, construction, decommissioning and other tasks within the offshore industry. The Company typically operates its five WTIVs (collectively “our fleet”) on modified time charters, which provides a fixed and stable cash flow for a known period of time, and often places risks, such as weather downtime, on the charterer’s account.

The Company marine energy business is managed as a single operating segment.

Important Financial and Operational Terms and Concepts
We use a variety of financial and operational terms and concepts. These include the following:
Hire rate. The basic payment from the charterer for the use of the vessel.
Revenues. Revenues primarily include revenues from time charters, wind farm construction, mobilization and demobilization fees and revenues related to vessel construction supervision. Revenues are affected by hire rates and the number of days a vessel operates.
Vessel operating costs. For our vessels, we are responsible for vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.
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
Revenue days. Revenue days are the total number of calendar days we owned our vessels during a period, less the total number of off-hire days during the period associated with repairs or drydockings. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to show changes in net vessel revenues between periods.
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
Earnings before interest, taxes, depreciation and amortization, or EBITDA, adjusted net loss and related per share amounts, as well as adjusted EBITDA are non-GAAP financial measures that we believe provide investors with a means of evaluating and understanding how our management evaluates our operating performance.  These non-GAAP financial measures should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP.
Reconciliations of EBITDA as determined in accordance with U.S. GAAP for the years ended December 31, 2021, 2020, and 2019, as well as reconciliations of adjusted net income or loss and related per share amounts and adjusted EBITDA in accordance with U.S. GAAP for the years ended December 31, 2021 and 2020 are provided below.
EBITDA

	For the Year Ended December 31,
In thousands	2021	2020	2019
Net income (loss)	$20,227	$(671,983)	$44,654
Adjustments:
Net interest expense	8,425	29,853	42,887
Depreciation and amortization (1)	30,591	62,441	70,775
Income tax (benefit) expense	344	—	—
EBITDA	$59,587	$(579,689)	$158,316
(1) Includes depreciation, amortization of deferred financing costs and restricted stock amortization.
Adjusted net loss

	For the Year Ended December 31,
	2021		2020
In thousands, except per share amounts	Amount	Per share	Amount	Per share
Net income (loss)	$20,227	$1.24	$(671,983)	$(70.85)
Adjustments:
Gain on bargain purchase of Seajacks	(57,436)	(3.53)	—	—
Transaction costs	49,564	3.04	—	—
(Gain) loss / write down on assets held for sale	(22,732)	(1.40)	495,413	52.24
Write off of deferred financing cost	7,196	0.44	3,088	0.33
Total adjustments	(23,408)	(1.45)	498,501	52.57
Adjusted net loss	$(3,181)	$(0.21)	$(173,482)	$(18.28)

Adjusted EBITDA

	For the Year Ended December 31,
In thousands	2021	2020
Net income (loss)	$20,227	$(671,983)
Impact of Adjustments	(23,408)	498,501
Adjusted net income (loss)	(3,181)	(173,482)
Add Back:
Net interest expense	8,425	29,853
Depreciation and amortization (1)	17,467	59,353
Income tax (benefit) expense	344	—
Adjusted EBITDA	$23,055	$(84,276)
(1) Includes depreciation, amortization of deferred financing costs and restricted stock amortization.
Executive Summary for the Year Ended December 31, 2021
Our year ended December 31, 2021 results include the impact of Seajacks from August 12, 2021 (the date the acquisition was completed) through December 31, 2021. Since the completion of the acquisition, our operations are primarily those of Seajacks as we completed our exit from the dry bulk sector of the shipping industry in July 2021.
For 2021, our GAAP net income was $20.2 million, or $1.24 per diluted share, including:
•a gain on bargain purchase of Seajacks of $57.4 million, or $3.53 per diluted share;
•transaction costs of approximately $49.6 million, or $3.04 per diluted share related to the acquisition of Seajacks;
•a gain on vessels sold of approximately $22.7 million, or $1.40 per diluted share;

•the write-off of $7.2 million, or $0.44 per diluted share, of deferred financing costs on repaid credit facilities related to certain vessels that have been sold; and

•a gain of approximately $3.5 million and cash dividend income of $0.9 million, or $0.27 per diluted share, from our equity investment in Scorpio Tankers Inc.

For 2020, our GAAP net loss was $672.0 million, or $70.85 per diluted share, including a write-down on assets sold and classified as held for sale of approximately $495.4 million, or $52.24 per diluted share; a loss of approximately $106.5 million and cash dividend income of $1.1 million, or $11.11 per diluted share, from our equity investment in Scorpio Tankers Inc. and a write-off of approximately $3.1 million, or $0.33 per diluted share, of deferred financing costs on the credit facilities related to repaid debt on vessels that have been sold.

Total revenues for 2021 and 2020 were $144.0 million and $163.7 million, respectively. For 2021 and 2020, EBITDA was $59.6 million and a loss of $579.7 million, respectively (see Non-GAAP Financial Measures above).

For 2021, our adjusted net loss was $3.2 million, or $0.21 adjusted per diluted share, which excludes the impact of a gain on bargain purchase of Seajacks of $57.4 million, transaction costs of approximately $49.6 million related to the acquisition of Seajacks, a gain on vessels sold of approximately $22.7 million which is primarily the result of an increase in the fair value of common shares of Star Bulk Carriers Corp. (“Star Bulk”) and Eagle Bulk Shipping Inc. (“Eagle”) received as a portion of the consideration for the sale of certain of our vessels to Star Bulk and Eagle and the write-off of deferred financing costs on the related credit facilities of $7.2 million. Adjusted EBITDA for 2021 was $23.1 million (see Non-GAAP Financial Measures above).

For 2020, our adjusted net loss was $173.5 million, or $18.28 adjusted per diluted share, which excludes the impact of the write-down of assets of approximately $495.4 million and the write-off of deferred financing costs on credit facilities related to sold vessels of approximately $3.1 million. Adjusted EBITDA for the twelve months of 2020 was a loss of $84.3 million (see Non-GAAP Financial Measures above).

Results for the Year Ended December 31, 2021 Compared to the Results Year Ended December 31, 2020

We exited the dry bulk sector of the shipping industry in July 2021 and completed its acquisition of Seajacks on August 12, 2021. Since the completion of the Acquisition, our operations are primarily those of Seajacks.

	Year Ended December 31,
	2021	2020	Change	Change %
Revenue:
Revenue	$144,033	$163,732	$(19,699)	(12)%
Operating expenses:
Voyage expenses	17,562	10,009	7,553	75%
Vessel operating and project costs	52,505	92,806	(40,301)	(43)%
Charterhire expense	34,001	21,107	12,894	61%
Vessel depreciation	10,190	48,369	(38,179)	(79)%
General and administrative expenses	83,954	25,671	58,283	227%
(Gain) loss / write-down on assets sold or held for sale	(22,732)	495,413	(518,145)	(105)%
Total operating expenses	175,480	693,375	(517,895)	(75)%
Operating loss	(31,447)	(529,643)	498,196	(94)%

Since the completion of the Acquisition, revenue consisted primarily of revenues generated by the Seajacks Scylla’s transportation and installation services for an offshore wind farm project in China, the Seajacks Zaratan installation of foundations at the Akita offshore wind farm, and maintenance on offshore wind turbines and gas production platforms in the Southern North Sea, which amounted to $41.9 million. We also recognized revenue of $102.1 million related to the dry bulk business, compared to $163.7 million in 2020. The decrease is due to the exit of operations in this business line, as we sold the last of our dry bulk vessels in July 2021.

Voyage expenses relate only to our dry bulk operations and increased year over year because the vessels were not in any pools during 2021 despite the sale of our drybulk fleet.

Vessel operating and project costs decreased by 43% in 2021 compared to 2020 due to the reduction of our dry bulk fleet year from the prior year until we exited the dry bulk sector in July 2021. Since the acquisition of Seajacks, the expense also includes costs incurred to perform our obligation for each project (“project costs”).

Charterhire expense increased in 2021, as we fulfilled our obligation to perform on fixed voyages while we sold our drybulk fleet.

2021 vessel depreciation includes only depreciation on the five WTIVs acquired in the Seajacks acquisition. The prior year includes depreciation on our dry bulk vessel fleet. No depreciation expense was recognized for these vessels in 2021 as they were classified as held for sale.

General and administrative expenses include transaction costs of approximately $49.6 million during 2021. The remainder of the increase is due to the additional costs from the acquisition of Seajacks.

During 2021, we recorded a gain on vessels sold of approximately $22.7 million, which is primarily the result of an increase in the fair value of common shares of Star Bulk and Eagle received as a portion of the consideration for the sale of certain of our vessels to Star Bulk and Eagle.
In addition to the above Analysis of Operations discussion based on U.S. GAAP as reported results, the following is a supplemental Analysis of Operations discussion reflecting unaudited pro forma financial information.
The unaudited pro forma combined statement of operations for the fiscal year ended December 31, 2020 combines Eneti’s audited consolidated statement of operations for the year ended December 31, 2020 with the audited consolidated statement of comprehensive income of Seajacks for the fiscal year ended March 31, 2021 and is presented as if the Acquisition occurred on January 1, 2020.

	Eneti Twelve Months Ended December 31, 2020	Seajacks Twelve Months Ended March 31, 2021	Exit from Dry Bulk Business	Policy Alignment and Pro Forma Adjustments	2020 Combined Pro Forma
Revenue:
Revenue	$163,732	$42,755	$(163,732)	$—	$42,755
Operating expenses:
Voyage expenses	10,009	—	(10,009)	—	—
Vessel operating and project costs	92,806	36,293	(92,806)	1,042	37,335
Charterhire expense	21,107	—	(21,107)	—	—
Vessel depreciation	48,369	30,721	(48,369)	(4,643)	26,078
Impairment of long lived assets	—	289,125	—	—	289,125
Amortization of intangibles	—	5,332	—	(5,332)	—
General and administrative expenses	25,671	11,167	(5,607)	51,006	82,237
(Gain) loss / write-down on assets sold or held for sale	495,413	—	(495,413)	—	—
Total operating expenses	693,375	372,638	(673,311)	42,073	434,775
Operating (loss) gain	(529,643)	(329,883)	509,579	(42,073)	(392,020)
The unaudited pro forma condensed combined statement of operations for the twelve months ended December 31, 2021 combines Eneti’s statement of operations for the year ended December 31, 2021 with the unaudited consolidated statement of comprehensive income of Seajacks for the period from January 1, 2021 through the date of acquisition is presented as if the acquisition occurred on January 1, 2020.

	Eneti Twelve Months Ended December 31, 2021	Seajacks January 1 - August 12, 2021	Exit from Dry Bulk Business		Policy Alignment and Pro Forma Adjustments	2021 Combined Pro Forma
Revenue:
Revenue	$144,033	$172,031	$(98,291)		$—	$217,773
Operating expenses:
Voyage expenses	17,562	—	(17,562)		—	—
Vessel operating and project costs	52,505	57,865	(24,273)		—	86,097
Charterhire expense	34,001	—	(34,001)		—	—
Vessel depreciation	10,190	17,982	—		(3,393)	24,779
General and administrative expenses	83,954	9,725	(1,733)		(49,113)	42,833
(Gain) loss / write-down on assets sold or held for sale	(22,732)	—	22,732		—	—
Total operating expenses	175,480	85,572	(54,837)	-54837	(52,506)	153,709
Operating gain (loss)	(31,447)	86,459	(43,454)		52,506	64,064

	Unaudited Pro Forma Combined Statement of Operations for the Twelve Months Ended December 31,
	2021	2020	Change	Change %
Revenue:
Revenue	$217,773	$42,755	$175,018	409%
Operating expenses:
Vessel operating and project costs	86,097	37,335	48,762	131%
Vessel depreciation	24,779	26,078	(1,299)	(5)%
General and administrative expenses	42,833	82,237	(39,404)	(48)%
Impairment of long lived assets	—	289,125	(289,125)	(100)%
Total operating expenses	153,709	434,775	(281,066)	(65)%
Operating gain (loss)	64,064	(392,020)	456,084	116%
2021 pro forma combined revenues consists of a termination fee relating to the cancellation of a contract for transportation services in Taiwan, transportation and installation services for an offshore wind farm project in China, installing foundations at the Akita offshore wind farm in Japan, and maintenance on offshore wind turbines and gas production platforms in the Southern North Sea. We also generated revenues through our supervision for the construction of a externally owned new building. For all of 2020, the Seajacks Zaratan, Seajacks Hydra, Seajacks Leviathan and Seajacks Kraken were idle due to the outbreak of COVID-19 and low price of oil and gas which limited maintenance on gas production platforms.
The increase in pro forma combined vessel operating and project costs was due primarily to the increase in fleet utilization year over year, as well as the Seajacks Scylla and Seajacks Zaratan operating in the harsh conditions of the Asia Pacific, which led to an increase in maintenance costs. Project costs also increased related to the project at the Akita offshore wind farm and the expensing of all project costs related to the cancellation of the transportation services contract.
Vessel depreciation decreased slightly year over year due to the impairment of vessels recorded in 2020.
General and administrative expenses decreased from 2020 to 2021, due to the acquisition related transaction costs recorded in 2020. Excluding transaction costs, general and administrative expenses would have increased in 2021 from 2020, due to an increase in onshore headcount associated with the expected increase in projects, higher bonuses and an increase in professional and audit fees related to the acquisition.
Long lived assets were impaired during the twelve months ended December 31, 2020 due in part to the outbreak and prolonged impact of COVID-19 which reduced the utilization of vessels in employment across the sector and as such was reflected in the cash flow projections.
Results for the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

    For a discussion of our results for the year ended December 31, 2020 compared to the year ended December 31, 2019, please see “Item 5 - Operating and Financial Review and Prospects - A. Operating Results - Results for the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019” contained in our annual report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 8, 2021.
B.Liquidity and Capital Resources
Our primary source of funds for our short-term and long-term liquidity needs will be the cash flows generated from our vessels, which primarily operate on time charter which give us a fixed and stable cash flow for a known period of time, and often places risks, such as weather downtime, on the charterer’s account.
At December 31, 2021, cash and cash equivalents totaled $154.0 million. We believe that our current cash and cash equivalents balance and operating cash flows, our ability to sell our investment in Scorpio Tankers, the new $175.0 Million Credit Facility, as well as our access to credit markets will be sufficient to meet our short-term and long-term liquidity needs for the next 12 months from the date of this annual report, which are primarily comprised of debt repayment obligations (see Liquidity Risk section of Note 1, Organization and Basis of Presentation, to the consolidated financial statements).

Cash Flow
Operating Activities
The table below summarizes the effect of the major components of operating cash flow.

	Year Ended December 31,
(in thousands)	2021	2020	2019
Net income (loss)	$20,227	$(671,983)	$44,654
Adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities:	(60,792)	574,061	(15,997)
Related party balances	7,880	9,314	2,993
Effect of changes in other working capital and operating assets and liabilities	40,927	49,773	2,230
Net cash provided by (used in) operating activities	$8,242	$(38,835)	$33,880
The cash flow provided by operating activities for 2021 reflects the reduced revenue earned during the period as we exited the drybulk sector of the shipping industry and transitioned to the offshore wind and marine-based renewable energy industry and transaction costs related to the Seajacks acquisition. Our non-cash items include the gain on bargain purchase of Seajacks, a gain on vessels sold, unrealized gains on investments, vessel depreciation, amortization of restricted stock and amortization of deferred financing costs.
Investing Activities
Net cash provided by investing activities of $550.4 million during 2021 primarily reflects the proceeds received from the sale of our drybulk fleet, in the form of cash or common shares of Eagle or Star Bulk, which were sold during the period, and cash acquired as part of our acquisition of Seajacks.
Financing Activities
Net cash used financing activities of $488.6 million primarily reflects the repayments of long term debt related to the sale of vessels offset by net proceeds from our issuance of stock.

Equity Issuances

In June 2020, the Company issued approximately 4.7 million shares (which includes the exercise in full of the underwriters’ option to purchase additional shares) of its common stock, par value $0.01 per share, at $18.46 per share in an underwritten public offering. Scorpio Services Holding Limited, a related party to the Company, purchased 950,000 common shares in the offering at the public offering price. The Company received approximately $82.3 million of net proceeds from the issuance.

In November 2021, the Company issued approximately 19.4 million shares of its common stock, par value $0.01 per share, at $9.00 per share in an underwritten public offering. Scorpio Holdings Limited, a related party to the Company, purchased approximately 3.7 million common shares in the offering at the public offering price. In addition, Robert Bugbee (the Company’s President) and a non-executive director purchased 222,222 and 11,111 common shares, respectively, at the public offering price. The Company received approximately $165.9 million of net proceeds from the issuance.

Share Repurchase Program

In January 2019, the Company’s Board of Directors authorized a Securities Repurchase Program to purchase up to an aggregate of $50.0 million of the Company’s securities (the “Program”). During the fourth quarter of 2020, we repurchased approximately 1.1 million shares of our common stock, at an average cost of $15.52 per share. We subsequently repurchased approximately 76,000 shares of our common stock at an average cost of $18.40 per share during 2021. These repurchases, totaling $18.1 million, were made under the Program and funded from available cash resources. As of April 11, 2022, the Company had $31.9 million authorized remaining available under the Program.

Dividend

During 2021, our Board of Directors also declared and we paid a quarterly cash dividend totaling $0.12 per share in the aggregate, or approximately $1.7 million in the aggregate.
In February 2022, our Board of Directors declared a quarterly cash dividend of $0.01 per share, paid to all shareholders of record as of March 7, 2022 on March 15, 2022 for approximately $0.4 million in the aggregate.
Credit Facilities
As of December 31, 2021, we had $140.7 million of outstanding borrowings under the credit agreements described below as shown in the following table (dollars in thousands):

	December 31, 2021	April 11, 2022
	Amount outstanding	Amount outstanding
$60.0 Million ING Revolving Credit Facility (1)	$—	$25,000
$87.7 Million Subordinated Debt	87,650	—
$70.7 Million Redeemable Notes	53,015	53,015
$175.0 Million Credit Facility	—	—
Total	$140,665	$78,015
(1) ING issued performance bond guarantees of approximately $16.5 million as of April 11, 2022, reducing the amount available under the credit facility by the same amount.
Financial Covenants under the Agreements Governing our Indebtedness
Our credit facilities discussed above, have, among other things, the following financial covenants, as amended or waived, the most stringent of which require us to maintain:
•Minimum liquidity of not less than $30.0 million, of which $15.0 million must be cash.
•The ratio of net debt to adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”) calculated on a trailing four quarter basis of no greater than 2.50 to 1.00.
•The ratio of adjusted EBITDA to finance charges calculated on a trailing four quarter basis of at least 5.00 to 1.00.
•Solvency (equity divided by total assets) shall not be less than 50%.
•Minimum fair value of the collateral for the $60.0 Million ING Loan Facility, such that the aggregate fair value of the vessels collateralizing the credit facility be at least 200% of the aggregate commitment amount under such credit facility, or, if we do not meet these thresholds, to prepay a portion of the loan and cancel such available commitments or provide additional security to eliminate the shortfall.
Our credit facilities set out above have, among other things, the following restrictive covenants which would restrict our ability to:
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
As of December 31, 2021, we were in compliance with all of the financial covenants contained in the credit facilities and financing obligations that we had entered into as of that date.
Please see Note 10, Debt, to our consolidated financial statements for additional information about our credit facilities and financing obligations.
$60.0 Million ING Revolving Credit Facility
As part of the Seajacks transaction, we entered into a $60.0 million senior secured non-amortizing revolving credit facility from ING Bank N.V. The credit facility, which includes sub-limits for performance bonds, and is subject to other conditions for full availability, has a final maturity of August 2022 and bears interest at LIBOR plus a margin of 2.45% per annum.
The $60.0 Million ING Loan Facility is secured by, among other things: a first priority mortgage over the relevant collateralized vessels; a first priority assignment of earnings, and insurances from the mortgaged vessels for the facility; a pledge of the earnings account of the mortgaged vessels for the facility; and a pledge of the equity interests of each vessel owning subsidiary under the facility.
In March 2022, we drew down $25.0 million of the available facility.
$87.7 Million Subordinated Debt
As part of the Seajacks transaction, we assumed $87.7 million of subordinated, non-amortizing debt due in September 2022 and owed to financial institutions with guarantees provided by the Sellers, which bears interest at 1.0% until November 30, 2021, 5.5% from December 1, 2021 and 8.0% from January 1, 2022.
In February 2022, we repaid the debt facility in its entirety.
$70.7 Million Redeemable Notes
As part of the Seajacks transaction, we issued subordinated redeemable notes totaling $70.7 million, with a final maturity of March 31, 2023 and which bear interest at 5.5% until December 31, 2021 and 8.0% afterwards.
In December 2021, we repaid $17.7 million of the notes.
$175.0 Million Credit Facility
In March 2022, we entered into an agreement with DNB Capital LLC, Societe Generale, Citibank N.A., Credit Agricole Corporate and Investment Bank and Credit Industriel et Commercial for a five-year credit facility of $175 million (the “Credit Facility”).

The Credit Facility consists of three tranches: (i) a $75 million Green Term Loan (the “Term Loan”), (ii) up to $75 million Revolving Loans (the “Revolving Loans”), and (iii) up to $25 million revolving tranche for the issuance of letters of credit, performance bonds and other guarantees (the “Letters of Credit”). The Credit Facility has a final maturity date of five years from the signing date, up to 100% of the amounts available under the Revolving Loans may be drawn in Euros and up to 50% of the amounts available under the Letters of Credit may be issued in Euros. The Term Loan tranche (once qualified as a green loan) bears interest at Term SOFR (along with a credit adjustment spread depending on duration of interest period) plus a margin of 3.05% per annum, the Revolving Loans tranche bears interest at Term SOFR (along with a credit adjustment spread depending on duration of interest period) plus a margin of 3.15% per annum, and the Letters of Credit tranche bears fees of 3.15% per annum. The amount available for drawing under the Revolving Loans is based upon 50% of contracted cash flows on a forward looking 30 months basis. The terms and conditions of the Credit Facility are similar to those set forth in the similar credit facilities of this type. The green loan accreditation process is supported by second party opinions from The Governance Group AS of Norway.
Performance Bonds
Under certain circumstances, we issue either advance payment or performance bonds upon signing a wind turbine installation contract. An advance payment bond protects the money being advanced to us by the client at the start of the project. The bond will protect the client for the full advanced amount should Seajacks default on the agreement. A performance bond can be issued to the client as a guarantee against us meeting the obligations specified in the contract. As of April 11, 2022 there are approximately $32.7 million of bonds issued.
New Buildings
We are currently under contract with Daewoo Shipbuilding and Marine Engineering for the construction of two next-generation offshore WTIVs. The aggregate contract price is approximately $654.7 million, of which $33.0 million has been paid. The vessels are expected to be delivered in the third quarter of 2024 and second quarter of 2025, respectively. The estimated future payment dates and amounts are as follows (dollars in thousands):

	DSME1	DSME2
2022	$33,036	$32,440
2023	66,072	32,441
2024	198,217	64,882
2025	—	194,644
	$297,325	$324,407
COVID-19
Since the beginning of the calendar year 2020, the ongoing outbreak of the novel coronavirus (COVID-19) that originated in China in December 2019 and that has spread to most developed nations of the world has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial and commodities markets. Future charter rates remain highly dependent on the duration and continuing impact of the COVID-19 pandemic. When these measures and the resulting economic impact will end and what the long-term impact of such measures on the global economy will be are not known at this time. The COVID-19 outbreak continues to rapidly evolve, with periods of improvement followed by periods of higher infection rates, along with the development of new disease variants, such as the Delta and Omicron variants, in various geographical areas throughout the world. As a result, the extent to which COVID-19 will impact the Company’s results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted.
C.Research and Development, Patents and Licenses, Etc.
Not applicable
D.Trend Information
See “Item 4. Information on the Company - B. Business Overview - Industry and Market Conditions.”
E.Critical Accounting Estimates

The audited annual consolidated financial statements are prepared in conformity with U.S. GAAP and, accordingly, include certain amounts that are based on management’s best estimates and judgments. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. Our estimates are based on historical experience and on our future expectations that we believe are reasonable. The combination of these factors forms the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. We believe that the following are the more critical accounting estimates used in the preparation of our consolidated financial statements that involve a higher degree of uncertainty and judgement, which could have a significant impact on our future consolidated results of operations and financial position. Because of the uncertainty inherent in such estimates, actual results may differ from these estimates.
Income Taxes
The Company is registered in the Marshall Islands and is not subject to income taxes in the U.S. The Company operates through its Seajacks business in several countries. The Company’s annual tax positions are based on taxable income, statutory rates, transfer pricing assumptions, tax planning opportunities and the interpretation of the tax laws in the various jurisdictions of its operations.
Such positions require significant judgment and the use of estimates and assumptions regarding significant future events such as the amount, timing and tax characterization of certain transactions, changes in tax laws and treaties, and the timing and amount of profitability in each location in any given year. Additionally, certain of our entities enter into agreements with other of our entities to provide specialized services and equipment to their operations. However, in some jurisdictions the interpretation of tax laws relating to the pricing of transactions between related parties could potentially result in tax authorities asserting additional tax liabilities with no offsetting tax recovery in other jurisdictions.
The Company’s tax filings are subject to regular audits by the tax authorities. These audits may result in assessments for additional taxes that are resolved with the authorities or, potentially, through the courts. Due to the uncertain and complex application of tax regulations, the ultimate resolution of audits may result in liabilities that could be materially different from these estimates. In such an event, the Company will record additional tax expense or tax benefit in the period in which such resolution occurs.
The Company recognized deferred tax assets in relation to tax losses incurred in current and past years. The Company reviewed the carrying amount of deferred tax assets at the reporting date and assessed if sufficient taxable profits will be available to allow all of the deferred tax asset to be utilized. To assess the availability of future taxable profits, management estimates future revenues and costs, capital allowances and tax planning opportunities. The Company critically reviews supporting evidence for recognition of deferred tax assets and assesses the probability of future profits that will be generated, including from confirmed contracts, resulting in projected taxable profits over the next three years. Changes in tax laws, applicable tax rates and market factors affecting expected future revenue and operating expenses may impact the future profitability and actual outcome may differ from the estimates and judgements made which could result in part of the deferred tax asset to remain unutilized. After consideration of all the information available, including its historical operating losses over the last three years, management believes that sufficient uncertainty exists with respect to future realization of deferred tax assets and therefore has established a full valuation allowance. The Company expects to continue to maintain a full valuation allowance until it can sustain a level of profitability that demonstrates its ability to realize these assets.
Impairment of Long-lived Assets
Vessels, intangible assets and other long-lived assets are carried at cost less accumulated depreciation and impairment (if applicable). We estimate the useful lives and salvage values of our assets based on historical data of similar assets. Our long-lived assets could become impaired if our operating plans or business environment changes. We review our long-lived assets, including definite-lived intangible and right-of-use assets, for impairment when events or changes in circumstances indicate that their net book value may not be recovered over their remaining service lives. Indicators of possible impairment may include significant declines in activity levels in regions where specific assets or groups of assets are located, extended periods of idle use, declining revenue or cash flow, business obsolescence, asset damage, or overall changes in general market conditions. Whenever possible impairment is indicated, we do a recovery analysis comparing the carrying value of the assets or asset group to the sum of the estimated undiscounted future cash flows expected from use, plus salvage value, less the costs of the subsequent disposition of the assets. If impairment is still indicated, we compare the fair value of the assets to their carrying amount, and recognize an impairment loss for the amount by which the carrying value exceeds the fair value.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
Set forth below are the names, ages and positions of our directors and executive officers. Our Board of Directors is elected annually on a staggered basis, and each director elected holds office for a three-year term or until their successor shall have been duly elected and qualified, except in the event of their death, resignation, removal or the earlier termination of their term of office. Our Class A directors will serve for a term expiring at the 2023 annual meeting of shareholders, our Class B directors will serve for a term expiring at the 2024 annual meeting of shareholders, and our Class C directors will serve for a term expiring at the 2022 annual meeting of shareholders. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected. The business address of each of our directors and executive officers listed below is Eneti Inc., 9, Boulevard Charles III, MC 98000 Monaco.

Name	Age	Position
Emanuele A. Lauro	43	Chairman, Class A Director and Chief Executive Officer
Robert Bugbee	61	Class B Director and President
Cameron Mackey	53	Chief Operating Officer
Filippo Lauro	45	Vice President
Hugh Baker	54	Chief Financial Officer
Monica Pahwa	52	Secretary
Einar Michael Steimler	73	Class B Director
Roberto Giorgi	71	Class A Director
Christian M. Gut	42	Class C Director
Thomas Ostrander	71	Class A Director
James B. Nish	63	Class C Director
Berit Ledel Henriksen	68	Class B Director
Peter Niklai	48	Class C Director
Hiroshi Tachigami	52	Class A Director

On February 25, 2022, Ms. Fan Yang resigned as Secretary of the Company. On March 28, 2022, Ms. Monica Pahwa was appointed as Secretary of the Company.

Pursuant to the Shareholders Agreement discussed below under “Arrangement or Understanding with Major Shareholders”, on August 12, 2021, we increased the size of our Board from eight to ten members, and to fill the newly created vacancies, appointed Peter Niklai and Hiroshi Tachigami to serve as Class C and Class A Directors respectively, effective as of the same date. Our Board has determined that Mr. Niklai and Mr. Tachigami are “independent directors” as such term is defined under the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange Listing Manual.

Biographical information concerning the directors and executive officers listed above is set forth below.

Emanuele A. Lauro, Chairman and Chief Executive Officer
Emanuele Lauro joined the Scorpio group of companies in 2003 and has continued to serve there in a senior management position since 2004. He is the founder, Chairman and Chief Executive Officer of Scorpio Tankers since its initial public offering in April 2010. Mr. Emanuele Lauro also founded and serves as Chairman and Chief Executive Officer of the Company, which was formed in 2013. Over the course of the last several years, he has founded and developed several ventures such as the Scorpio Pools, which became a leading ship manager of more than 250 vessels in the international markets. Mr. Emanuele Lauro also founded Scorpio Logistics, which owns and operates specialized assets engaged in the transshipment of dry cargo commodities and invests in coastal transportation and port infrastructure developments in Asia and Africa since 2007. He is the President of the Monaco Chamber of Shipping and is also a member of the Advisory Board of Fordham University. Mr. Emanuele Lauro served as director of the Standard Protection and Indemnity Club from 2013 to 2019, and as director and Chief Executive Officer of Hermitage Offshore Services Ltd. (OTC: HOFSQ) between 2018 and 2021. He has a degree in international business from the European Business School, London. Mr. Emanuele Lauro is the brother of our Vice President, Mr. Filippo Lauro.
Robert Bugbee, President and Director
Robert Bugbee, the Company’s co-founder, has served as a Class B Director since April 2013 and as President since July 2013. He has more than 36 years of experience in the shipping industry. Mr. Bugbee has also served as President and Director of Scorpio Tankers since its initial public offering in April 2010 and of Hermitage Offshore Services Ltd. between

December 2018 and June 2021. He joined Scorpio in March 2009 and has continued to serve there in a senior management position. Prior to joining Scorpio, Mr. Bugbee was a partner at Ospraie Management LLP between 2007 and 2008, a company which advises and invests in commodities and basic industries. From 1995 to 2007, he was employed at OMI Corporation, or OMI, a NYSE-listed tanker company sold in 2007. While at OMI, Mr. Bugbee served as President from January 2002 until the sale of the company, and before that served as Executive Vice President since January 2001, Chief Operating Officer since March 2000 and Senior Vice President from August 1995 to June 1998. Prior to this, he was employed by Gotaas-Larsen Shipping Corporation since 1984. During this time, Mr. Bugbee took a two year sabbatical from 1987 for the M.I.B. Program at the Norwegian School for Economics and Business Administration in Bergen. He has a B.A. (Honors) from London University.
Cameron Mackey, Chief Operating Officer
Cameron Mackey has served as the Company’s Chief Operating Officer since July 2013. Mr. Mackey has also served as Chief Operating Officer of Scorpio Tankers, since its initial public offering in April 2010 and as a Director since May 2013, and as Chief Operating Officer of Hermitage Offshore Services Ltd. between December 2018 and June 2021 and as a director since July 2019. He joined Scorpio in March 2009, where he continues to serve in a senior management position. Prior to joining Scorpio, Mr. Mackey was an equity and commodity analyst at Ospraie Management LLC from 2007 to 2008. Prior to that, he was Senior Vice President of OMI Marine Services LLC from 2004 to 2007, where he was also in Business Development from 2002 to 2004. Mr. Mackey has been employed in the shipping industry since 1994 and, earlier in his career, was employed in unlicensed and licensed positions in the merchant navy, primarily on tankers in the international fleet of Mobil Oil Corporation, where he held the qualification of Master Mariner. He has an M.B.A. from the Sloan School of Management at the Massachusetts Institute of Technology, a B.S. from the Massachusetts Maritime Academy and a B.A. from Princeton University.
Filippo Lauro, Vice President
Filippo Lauro has served as an executive officer of the Company with the title of Vice President since June 2016. He has also served as Vice President of Scorpio Tankers since May 2015, and of Hermitage Offshore Services Ltd. between December 2018 and June 2021. Mr. Filippo Lauro joined Scorpio in 2010 and has continued to serve there in a senior management position. Prior to joining Scorpio, he was the founder of and held senior executive roles in several private companies, primarily active in real estate, golf courses and resorts development. Mr. Filippo Lauro is the brother of our Chairman and Chief Executive Officer, Mr. Emanuele Lauro.
Hugh Baker, Chief Financial Officer
Hugh Baker has served as our Chief Financial Officer since July 2013. Mr. Baker has also been employed by Scorpio Tankers since 2012 focusing on business development and finance. For three years before joining Scorpio, Mr. Baker was a Managing Director in the investment banking team at Evercore Partners in New York, concentrating on the shipping industry. Prior to Evercore, he was the Head of Shipping at HSH Nordbank in New York and was previously a Managing Director in the ship finance team at ING Bank in London. Prior to banking, Mr. Baker worked in commercial roles for Greek-owned shipping companies in London. Mr. Baker has a BA from the London School of Economics and a MSc in Shipping, Trade & Finance from Cass Business School. Mr. Baker is a Fellow of the Institute of Chartered Shipbrokers.
Monica Pahwa, Secretary
Ms. Monica Pahwa has served as our Secretary since March 2022. Ms. Pahwa also serves as Secretary of Scorpio Tankers. Ms. Pahwa started her career working with law firms and moved to becoming a full time company secretary in 2002. Prior to joining the Company, Ms. Pahwa headed the company secretarial functions of various professional firms before moving in-house in 2011 to EMI Music. Ms. Pahwa joined Clarion Events as Group Company Secretary in 2013 where she served on a range of global subsidiary boards. Ms. Pahwa has a strong interest in sustainability and has completed a course in Sustainable Business Strategy at Harvard Business School.
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
Roberto Giorgi, Director
Roberto Giorgi has served as a Class A Director of the Company since the closing of its initial public offering in December 2013. In addition, Mr. Giorgi has served as Chairman of Fraser Yachts’ Advisory Committee since January 2020, where he also served as Chairman between September 2014 and December 2019, and as a committee member of Skuld P&I Club between 2013 and 2021. He is also an independent director of the Société d’Exploitation des Ports de Monaco, which provides commercial and technical management to the ports of the principality of Monaco. From 2014 to 2015, Mr. Giorgi served as Honorary President and member of the Group Executive of V.Ships, the world’s largest ship management company. From 1988 to 2014, he held various roles within V.Ships, including President of V.Ships Ship Management, Managing Director of V.Ships New York, head of V.Ships Leisure in the cruise sector, and head of V.Ship’s ship management operation from its Monaco office. From 2008 to 2010, Mr. Giorgi also served as President of InterManager, the international trade association for third-party and in-house ship managers, whose members between them are responsible for approximately 3,700 ships and more than 200,000 crew members. Prior to joining the V.Ships Group, he attended the San Giorgio Nautical College in Genoa (1964 - 1969) and sailed from Deck Cadet to First Officer with Navigazione Alta Italia, Italian Line and Sitmar Cruises. Before joining the merchant marine, he spent one year (1970/71) in the Naval Academy of Leghorn and sailed with the Italian Navy as Lieutenant.
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
Berit Ledel Henriksen, Director
Berit Ledel Henriksen has served as our Class B Director since February 2019. Ms. Henriksen has extensive experience from the banking and finance industries. She serves as a director of Ferd Holding AS, a Norwegian investment company that manages a broad portfolio of privately owned and Nordic listed companies. Furthermore, Ms. Henriksen also serves on the board of directors of three other privately held companies in Norway, and on the Nomination Committees of Equinor ASA and Norsk Hydro ASA, two Norwegian listed companies. She is also a member of Norsk Hydro ASA’s Corporate Assembly. From 1985 to 2017, Ms. Henriksen held a range of management positions at DNB, Norway’s largest financial services group, where she focused on shipping, energy and other international industries. Ms. Henriksen most recently served as DNB’s Executive Vice President and Global Head of Energy (Power & Renewables and Oil & Gas), and was Head of DNB Americas in New York between 1998 and 2004. She also previously held various other bank related board positions. Ms. Henriksen has an MBA from the Ivey Business School at the University of Western Ontario, and a BSc from the Dalhousie University in Halifax, Canada.
Peter Niklai, Director

Peter Niklai has served as our Class C Director since August 2021. Mr. Niklai has 20 years of board experience across multiple industries and regions. He joined INCJ (then known as Innovation Network Corporation of Japan), an investment partnership between the Government of Japan and over 20 major Japanese corporations, in 2012. Mr. Niklai joined JIC Capital, Ltd., a sister fund of INCJ, in November 2020, following its establishment in September 2020, and has since remained on secondment to INCJ, where he serves as a Managing Director, responsible for investing in and overseeing the governance of portfolio companies. He is a board member of Ambry Genetics, a genetic testing company based in the United States. Mr. Niklai’s other recent board experience includes Aguas Nuevas, a Chilean water utilities provider, between 2018 and 2020, and AGS, a water utilities provider operating in Portugal and Brazil, between 2017 and 2020, as well as Chaucer Foods, a freeze-dried food products company based in the United Kingdom, between 2018 and 2020. Before joining INCJ in 2012, Mr. Niklai spent four years in M&A, finance, and operations roles in the education sector at Berlitz Corporation and Shane Corporation Japan. Earlier in his career, he also worked at Credit Suisse Securities Japan in an institutional sales/research role and as a management consultant at IT Convergence and Ernst & Young Consulting Japan (currently Qunie). Mr. Niklai holds an MBA degree from London Business School, a Postgraduate degree in Economics from Nihon University, and an Undergraduate degree in Economics and Management from Corvinus University in Budapest.
Hiroshi Tachigami, Director

Hiroshi Tachigami has served as our Class A Director since August 2021. Mr. Tachigami has 29 years of experience working for Marubeni Corporation, a major Japanese integrated trading and investment business conglomerate. He currently serves as a General Manager of Marubeni’s Power Business Dept—III, which focuses on power generation and renewable energy generation worldwide, and on the board of a number of portfolio companies in the renewable energy sector across principally the United States, South America and Europe. Since joining Marubeni Corporation in 1992, Mr. Tachigami has focused on investments in the power and energy sector. From 2017 to 2019, he was based in Singapore, serving as Executive Vice President of Senoko Energy Pte. Ltd. and then as President and CEO of Marubeni Asian Power Singapore Pte. Ltd., engaged in the marketing and development of power projects in the Asia Pacific region. Prior to this, between 2013 and 2017, Mr. Tachigami was the President, and currently serves as a director, of Marubeni Europower Ltd., focusing on the marketing and development of power projects in Europe. Earlier in his career, he was based in New York between 1997 and 2006, working on the marketing and development of power projects in North America, Central America and South America at Marubeni Power International, Inc. Mr. Tachigami has a bachelor’s degree from the University of Tokyo and has participated in Harvard Business School’s Program for Leadership Development.
Arrangement or Understanding with Major Shareholders

In connection with the Seajacks Transaction, pursuant to the Shareholders’ Agreement, dated as of August 12, 2021 (the “Shareholders Agreement”), by and between Eneti Inc., Marubeni Corporation (“Marubeni”), INCJ, Ltd. (“INCJ”), Mitsui

O.S.K. Lines, Ltd. (“MOL”), and Scorpio Services Holding Limited (“SSH”), for a period of seven years commencing on the Completion Date (as defined in the Shareholders Agreement), as long as each of Marubeni and INCJ each beneficially own at least 2,500,000 common shares of the Company, each of Marubeni and INCJ has the right to designate one nominee for appointment or election to the Board of the Company. Either Marubeni or INCJ (but not both) has the right to transfer its right to designate one nominee for appointment or election to the Board of the Company to MOL such that MOL, instead of Marubeni or INCJ, will have the right to designate one nominee for appointment or election to the Board.

Furthermore, for a period of seven years commencing at the Completion Date, Marubeni, INCJ, MOL, and SSH have agreed to vote their Common Shares in accordance with the recommendations of the Board, or any committee thereof, with respect to the appointment of any director recommended by the Board or any committee (including the Marubeni and INCJ nominees to the Board); provided that the number of directors related to SSH or any of its affiliates does not exceed two directors at any given time. Additionally, each of Marubeni, INCJ, and MOL have agreed to vote their Common Shares in support of any increase in the authorized share capital of the Company as recommended by the Board, including a majority of the independent directors; provided that such shareholder is entitled pursuant to the Shareholders Agreement to nominate at least one director to the Board.

B.Compensation
Each of our non-employee directors receive cash compensation in the aggregate amount of $60,000 annually, plus either (i) an additional fee of $10,000 per year for each committee on which a director serves or (ii) an additional fee of $20,000 per year for each committee for which a director serves as Chairman. In addition, our lead independent director receives an additional fee of $20,000 per year. All actual expenses incurred while acting in their capacity as a director are reimbursed. For each board or committee meeting the non-employee director attends, the director receives $2,000. There are no material post-employment benefits for our executive officers or directors.  By law, our employees in Monaco are entitled to a one-time payment of up to two months’ salary upon retirement if they meet certain minimum service requirements. For the year ended December 31, 2021, we paid an aggregate compensation to our directors and senior management of approximately $34.9 million, including approximately $30.0 million due to provisions in the employment contracts triggered by the acquisition of Seajacks. The Company was required to incur these costs at the time of the transaction in order to avoid adverse U.S. tax consequences. The U.S. senior executive officers receiving these payments have agreed not to receive salaries for a period of three years and bonuses for a period of four years.
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
Equity Incentive Plan
Our Board of Directors has adopted an equity incentive plan, which we refer to as the Equity Incentive Plan, under which directors, officers and employees of us and our subsidiaries, as well as employees of affiliated companies are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common shares. As of April 11, 2022, we had reserved a total of 2,002,531 common shares, for issuance under the Equity Incentive Plan, subject to adjustment for changes in capitalization as provided in the Equity Incentive Plan. Our Equity Incentive Plan is administered by our Compensation Committee.
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
On October 25, 2021, we granted 813,000 restricted shares with an aggregate fair value of $13.4 million to our officers, employees and SSH employees pursuant to the Equity Incentive Plan. These awards will vest in three equal annual installments beginning on October 2, 2023.
On October 8, 2021, we granted 45,000 restricted shares with an aggregate fair value of $1.1 million to our independent directors pursuant to the Equity Incentive Plan. These awards will vest in three equal annual installments beginning on June 16, 2022.
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

C.Board Practices
Our Board of Directors currently consists of ten directors, eight of whom have been determined by our Board of Directors to be independent under the rules of the NYSE and the rules and regulations of the SEC. Mr. Steimler is our lead independent director. Our Board of Directors has an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. Our Audit Committee is comprised of Messrs. Ostrander, Nish and Giorgi. Our Nominating and Corporate Governance Committee and our Compensation Committee are comprised of Messrs. Steimler, Giorgi and Gut. The Audit Committee, which operates under a charter, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities, procedures and the adequacy of our internal controls. In addition, provided that no member of the Audit Committee has a material interest in such transaction, the Audit Committee is responsible for reviewing transactions that we may enter into in the future with other members of Scorpio that our Board of Directors believes may present potential conflicts of interests between us and Scorpio. The Nominating and Corporate Governance Committee is responsible for recommending to the Board of Directors nominees for director and directors for appointment to board committees and advising the board with regard to corporate governance practices. Our shareholders may also nominate directors in accordance with procedures set forth in our bylaws. The Compensation Committee oversees our equity incentive plan and recommends director and senior employee compensation.
D.Employees
For the year ended December 31, 2021, we had 276 full time equivalents (excluding our executive officers) and for the years ended December 31, 2020 and 2019 we had seven full time equivalents (excluding our executive officers).
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
A.Major shareholders.
The following table sets forth information regarding beneficial ownership of our common shares for (i) owners of more than five percent of our common shares and (ii) our directors and executive officers, of which we are aware as of April 11, 2022. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each share of our common stock held.

Name	No. of Shares		% Owned (1)
Scorpio Holdings Limited	7,492,485	(2)	18.9%
Marubeni Offshore Power Limited	3,402,578	(3)	8.6%
INCJ, Ltd.	3,692,320	(3)	9.3%
Directors and executive officers as a group	2,453,740		6.2%
____________________
(1)Calculated based on 39,741,204 common shares outstanding as of April 11, 2022.
(2)This information is derived from a Schedule 13D/A filed with the SEC on November 11, 2021 by Scorpio Holdings Limited, Scorpio Services Holding Limited, and Ms. Annalisa Lolli-Ghetti. Ms. Annalisa Lolli-Ghetti may be deemed to be the ultimate beneficial owner of these shares by virtue of being the majority shareholder of Scorpio Holdings Limited. Emanuele Lauro, our Chairman, Director and Chief Executive Officer, Robert Bugbee, our Director and President, and Cameron Mackey, our Chief Operating Officer, own 10%, 10% and 7% of Scorpio Holdings Limited, respectively.
(3)This information is derived from Schedule 13D/A filed with the SEC on November 11, 2021.
As of April 11, 2022, we had 118 shareholders of record, 38 of which were located in the United States and held an aggregate of 30,839,485 shares of our common stock, representing 77.6% of our outstanding common shares. However, one of the U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which held 30,329,442 shares of our common stock, as of that date. Accordingly, we believe that the shares held by Cede & Co. include common shares beneficially owned by holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.
B.Related Party Transactions
Management of Our Fleet
Commercial and Technical Management Agreements - Master Agreement
Our drybulk vessels have been commercially managed by SCM and technically managed by SSM pursuant to the Master Agreement, which may be terminated by either party upon 24 months’ notice, unless terminated earlier in accordance with its terms. In the event of a sale of one or more drybulk vessels, a notice period of three months and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change of control, including a sale of all or substantially all drybulk vessels, in which case a payment equal to 24 months of management fees will apply as was the case in the fourth quarter of 2020, when the our Board of Directors authorized us, as part of our transition to a sustainable future, to sell our remaining drybulk vessels and exit the drybulk sector during 2021. This fee was considered as part of our assessment of the fair value less cost to sell of our remaining fleet, and is therefore included in the captions "Loss/write down on assets held for sale-related party" in the Consolidated Statements of Operations, and "Assets held for sale" in the Consolidated Balance Sheet.
SCM’s commercial management services have included securing employment for our drybulk vessels in the spot market or on time charters. SCM has also managed the Scorpio Pools (spot market-oriented vessel pools) including the Scorpio Ultramax Pool, the Scorpio Kamsarmax Pool and the currently inactive Scorpio Capesize Pool in which most of our owned, finance leased and time chartered-in drybulk vessels were employed and from which a significant portion of our revenue was generated. For commercial management of any of our drybulk vessels that does not operate in one of these pools, we paid SCM a daily fee of $300 per vessel, plus a 1.75% commission on the gross revenues per charter fixture. The Scorpio Ultramax Pool and Scorpio Kamsarmax Pool participants, including us and third-party owners of similar vessels, paid SCM a pool management fee of $300 per vessel per day, plus a 1.75% commission on the gross revenues per charter fixture.
SSM’s technical management services have included providing technical support, such as arranging the hiring of qualified officers and crew, supervising the maintenance and performance of drybulk vessels, purchasing supplies, spare parts and new equipment, arranging and supervising drydocking and repairs, and monitoring regulatory and classification society compliance and customer standards. We paid SSM an annual fee of $160,000 plus charges for certain itemized services per drybulk vessel to provide technical management services for each of our owned or finance leased drybulk vessels. In addition, representatives of SSM, including certain subcontractors, previously provided us with construction supervisory services while our drybulk vessels were being constructed in shipyards. For these services, we compensated SSM for its direct expenses, which varied between $200,000 and $500,000 per vessel. Please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Commercial and Technical Management Agreements” for additional information.
Technical Support Agreement
On October 20, 2021, we entered into a technical support agreement with Scorpio Ship Management S.A.M. (“SSM”), a related party, pursuant to which SSM provides technical advice and services to us in connection with the construction of our newbuilding WTIV at Daewoo. In consideration for these services, we paid SSM a fee of $671,200, and thereafter, will pay a monthly fee in the amount of $41,667.

Administrative Services Agreement
Effective September 21, 2021, we entered into the Amendment No. 1 to Administrative Services Agreement with SSH, a related party, for the provision of administrative staff, office space and accounting, legal compliance, financial and information technology services for which we reimburse SSH for the direct and indirect expenses incurred while providing such services. The services provided to us by SSH may be sub-contracted to other entities.

In addition, SSH has agreed with us not to own any vessels engaged in seabed preparation, transportation, installation, operation and maintenance activities related to offshore wind turbines so long as the Amended Administrative Services Agreement is in full force and effect. The agreement may be terminated by either party providing three (3) months’ notice.

Other Related Party Transactions

For the year ended December 31, 2021, we paid an aggregate $30.0 million to our senior management due to provisions in the employment contracts triggered by the acquisition of Seajacks. The Company was required to incur these costs at the time of the transaction in order to avoid adverse U.S. tax consequences. The U.S. senior executive officers receiving these payments have agreed not to receive salaries for a period of three years and bonuses for a period of four years.
During the year ended 2021, the Company transferred the existing lease finance arrangements of the SBI Tango, SBI Echo, and SBI Hermes, Ultramax bulk carriers, and SBI Rumba and SBI Samba, Kamsarmax bulk carriers built in 2015, to affiliates of Scorpio Holdings Limited (“SHL”) for consideration of $16 million.
During the year ended December 31, 2020, the Company time-chartered out four Kamsarmax vessels to the Scorpio Kamsarmax Pool for a period of 24-27 months at rates linked to the BPI. The related income is recorded as Vessel Revenues in the Consolidated Statements of Operations.
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
    Representatives of SSM, including certain subcontractors, provide supervisory services during drydocking of our drybulk vessels, for which they were compensated.
The fees of certain consultants and the salaries of certain SUK employees are allocated to us for services performed for us.
    We paid a related party port agent for supply and logistical services for our drybulk vessels, which are charged as vessel operating costs.
We paid a related bunker supplier for bunkers used by our drybulk vessels, which were charged as voyage expenses.
    We pay a related party travel service provider for travel services, such as flights, which are charged as general and administrative services.
As part of the Seajacks transaction, we issued subordinated redeemable notes totaling $70.7 million, with a final maturity of March 31, 2023 and which bear interest at 5.5% until December 31, 2021 and 8.0% afterwards, to the former owners of Seajacks, who, in the aggregate, currently hold approximately 8.2 million common shares of the Company.
The Company also assumed $87.7 million of subordinated, non-amortizing debt due in September 2022 and owed to financial institutions with guarantees provided by the former owners of Seajacks to whom the Company paid a fee of 0.3% of the outstanding balance through November 2021 and 5.0% afterwards.
Please see Note 16, Related Party Transactions, to our consolidated financial statements for additional information about our related party transactions.
Related Party Balances
For the years ended December 31, 2021, 2020 and 2019, we had the following transactions with related parties, which have been included in the Consolidated Statements of Operations (amounts in thousands):

	For the year ended December 31,
	2021	2020	2019
Vessel revenue
Scorpio Kamsarmax Pool	$10,754	$48,930	$69,368
Scorpio Ultramax Pool	5,638	81,683	133,655
Total vessel revenue	$16,392	$130,612	$203,023
Voyage expense
SCM	$2,582	$1,449	$295
Bunker supplier	2,853	1,844	1,653
Total voyage expense	$5,435	$3,293	$1,948
Vessel operating cost
SSM	$2,799	$11,547	$12,970
Port agent	293	399	267
Total vessel operating cost	$3,092	$11,946	$13,237
General and administrative expense:
SCM	$220	$71	$103
SSM	13	148	267
SSH	1,783	5,992	6,657
Scorpio UK Limited	1,119	1,869	2,923
Eneti Senior Management	30,000	—	—
Travel provider	—	23	122
Total general and administrative expense	$33,135	$8,103	$9,950
Income (loss) from equity investment
Scorpio Tankers Inc.	$4,353	$(105,384)	$116,878
Loss (gain) on termination fees for assets held for sale
SCM	$4,582	$17,250	$414
SSM	(1,344)	17,789	400
SSH	(1,764)	1,764	—
Total write down on assets held for sale	$1,474	$36,803	$814
Financial expense, net
Marubeni Corporation	$782	$—	$—
INCJ, Ltd	680	—	—
Mitsui O.S.K, Lines Ltd.	50	—	—
Total financial expense, net	$1,512	$—	$—

At December 31, 2021 and 2020, we had the following balances with related parties, which have been included in the consolidated balance sheets (amounts in thousands):

	As of December 31,
	2021	2020
Assets
Due from related parties-current:
Scorpio Kamsarmax Pool	$559	$7,355
Scorpio Ultramax Pool	1,566	7,522
Total due from related parties-current	$2,125	$14,877
Equity investment in Scorpio Tankers Inc.	$24,116	$173,298
Liabilities
Due to related parties-current:
SCM	$107	$281
SSM	—	96
SSH	—	373
Port Agent	—	2
Bunker Supplier	—	220
Total due to related parties-current	$107	$972
Redeemable notes:
Marubeni Corporation	$27,422	$—
INCJ, Ltd	23,857	—
Mitsui O.S.K, Lines Ltd.	1,736	—
Total redeemable notes	$53,015	$—
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
During 2021, our Board of Directors also declared and we paid a quarterly cash dividend totaling $0.12 per share in the aggregate, or approximately $1.7 million in the aggregate. In February 2022, our Board of Directors declared a quarterly cash dividend of $0.01 per share, paid to all shareholders of record as of March 7, 2022 on March 15, 2022. Please see “Item 10. Additional Information - E. Taxation” for additional information relating to the U.S. federal income tax treatment of our dividend payments, if any are declared in the future.
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
B.Memorandum and Articles of Association.
Our Amended and Restated Articles of Incorporation and bylaws have been filed as Exhibit 3.1 and Exhibit 3.2, respectively, to our Registration Statement on Form F-1 (Registration No. 333-192246), declared effective by the SEC on December 11, 2013, and are hereby incorporated by reference into this annual report. In December 2015, upon receiving shareholder approval, we amended our Amended and Restated Articles of Incorporation to effect a one-for-twelve reverse stock split of our common shares, par value $0.01 per share, and to reduce the total number of authorized common shares to 56,250,000 shares. In June 2016, upon receiving shareholder approval, we amended our Amended and Restated Articles of Incorporation to increase the aggregate number of shares of capital stock that we are authorized to issue to 162,500,000, consisting of 112,500,000 common shares, par value $0.01 per share, and 50,000,000 preferred shares, par value $0.01 per share. In June 2018, upon receiving shareholder approval, we amended our Amended and Restated Articles of Incorporation to increase the aggregate number of shares of capital stock that we are authorized to issue to 262,500,000, consisting of 212,500,000 common shares, par value $0.01 per share, and 50,000,000 preferred shares, par value $0.01 per share. In April 2020, upon receiving shareholder approval, we amended our Amended and Restated Articles of Incorporation to effect a one-for-ten reverse stock split of our common shares, par value $0.01 per share, and to reduce the total number of authorized common shares to 31,875,000 shares. In February 2021, upon receiving shareholder approval, we amended our Amended and Restated Articles of Incorporation to effect a change in name to “Eneti Inc.” In September 2021, upon receiving shareholder approval, we amended our Amended and Restated Articles of Incorporation to increase the aggregate number of shares of capital stock that we are authorized to issue to 131,875,000, consisting of 81,875,000 common shares, par value $0.01 per share, and 50,000,000 preferred shares, par value $0.01 per share. These amendments to our Amended and Restated Articles of Incorporation are filed as exhibits to this annual report. The share numbers in this paragraph have not been retroactively adjusted to reflect any of the foregoing reverse stock splits.
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

U.S. Federal Income Taxation of Operating Income: In General

We do not anticipate being subject to U.S. federal income tax on our income. However, in the future we may directly or through a subsidiary conduct activity which may give rise to U.S.-source income. Depending on the nature of those activities, we may be subject to U.S. federal income tax on all or a portion of the income from such activities. If we conduct business activities in the United States and its territorial waters, income that is considered to be “effectively connected” with the conduct of a U.S. trade or business, any such “effectively connected income,” net of applicable deductions, would be subject to U.S. federal income tax, currently imposed at a rate of 21%. In addition, we would generally be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

Prior to our shift from the dry bulk commodity transportation business to the offshore wind and marine-based renewable energy industry, we have relied on a statutory exemption from U.S. federal income taxation on our U.S. source transportation income. For a discussion of these rules and our eligibility in prior taxable years, see the “Item 10.E.—Taxation” from our 2020 annual report on Form 20-F filed on March 8, 2021. To the extent we may have earned U.S. source gross transportation income, we expect to take the position on our U.S. federal income tax returns that we were eligible for the statutory exemption from the 4% gross U.S. federal income tax on U.S. source shipping income.

U.S. Taxation of Gain on Sale of Vessels

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

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds shares in a foreign corporation classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder holds our common shares, either:

1.at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), which we refer to as the income test; or
2.at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income, which we refer to as the asset test.

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

For our 2021 taxable year and subsequent taxable years, whether we will be treated as a PFIC will depend upon the nature and extent of our operations. In making the determination as to whether we are a PFIC, we intend to treat the gross income that we derive or that we are deemed to derive from the wind turbine installation and management activities of us or any of our subsidiaries as active business income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly owned subsidiaries own and operate in connection with the production of such income should not constitute passive assets for purposes of determining whether we are a PFIC. Although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

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

A U.S. Holder would make a timely QEF election for our common shares by filing IRS Form 8621 with his U.S. federal income tax return for the first year in which he held such shares when we were a PFIC. If we determine that we are a PFIC for any taxable year, we intend to provide each U.S. Holder with information necessary for the U.S. Holder to make the QEF election described above. If we were treated as a PFIC for our 2021 taxable year, we anticipate that, based on our current projections, we would not have a significant amount of taxable income or gain that would be required to be taken into account by U.S. Holders making a QEF election effective for such taxable year.

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

1.the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common shares;
2.the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income and would not be “qualified dividend income”; and
3.the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

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

Sale, Exchange or Other Disposition of Common Shares

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:
1.the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States; in general, in the case of a Non-U.S. Holder entitled to the benefits of an applicable U.S. income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or
2.the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and who also meets other conditions.

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

1.fails to provide an accurate taxpayer identification number;
2.is notified by the IRS that it has failed to report all interest or dividends required to be shown on its U.S. federal income tax returns; or
3.in certain circumstances, fails to comply with applicable certification requirements.

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
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our unhedged variable-rate borrowings. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. As of December 31, 2021, we have variable-rate borrowings totaling $53.0 million. A one percent increase in LIBOR rates would increase our interest payments by approximately $0.5 million per year from January 1, 2022.
Spot Market Rate Risk
We typically operate our WTIVs on modified time charters, which give us a fixed and stable cash flow for a known period of time, and often places risks, such as weather downtime, on the charterer’s account thus minimizing the number of days our vessels operate in the spot market and impact of the cyclical nature of the industry.
Foreign Exchange Rate Risk
While our functional currency is the U.S. dollar, certain of our revenue and expenses are in foreign currencies, such as the Euro and Pound Sterling, exposing us to the impact of changes in foreign exchange rates. The amount and frequency of some of these revenues and expenses (such as vessel repairs, supplies and stores) may fluctuate from period to period. Depreciation in the value of the U.S. dollar relative to these currencies will reduce U.S. dollar revenues and increase the U.S. dollar cost of us paying these expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.
There is a risk that currency fluctuations will have a negative effect on our cash flows. We have not entered into any hedging contracts to protect against currency fluctuations. However, we have some ability to shift the purchase of goods and services from one country to another and, thus, from one currency to another, on relatively short notice. We also have the ability to draw down a portion of our debt in Euro. We may seek to hedge this currency fluctuation risk in the future.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
    None.

ITEM 15.	CONTROLS AND PROCEDURES
A.Disclosure Controls and Procedures
We carried out an evaluation under the supervision, and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as such items are defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2021. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2021 to provide reasonable assurance that (1) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

In accordance with interpretive guidance issued by the Commission’s staff, companies are allowed to exclude acquired businesses from their assessment of internal control over financial reporting during the first year after completion of an acquisition and from the assessment of disclosure controls and procedures to the extent subsumed in such internal control over financial reporting (the “Internal Controls Guidance”). In accordance with the Internal Controls Guidance, as the Company acquired Seajacks on August 12, 2021, management's evaluation and conclusion as to the effectiveness of the Company's disclosure controls and procedures as of December 31, 2021 excluded the portion of disclosure controls and procedures that are subsumed by internal control over financial reporting of Seajacks. Seajack’s assets represented approximately 78% of the Company’s consolidated total assets and its revenues represented approximately 29% of the Company's consolidated total revenues, each as of and for the fiscal year ended December 31, 2021.

B.Management’s Annual Report on Internal Control Over Financial Reporting
In accordance with Rule 13a-15(f) and 15d - 15(f) of the Exchange Act, the management of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2021 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission or COSO in 2013. Based on our assessment, management determined that the Company’s internal controls over financial reporting were effective as of December 31, 2021 based on the criteria in Internal Control—Integrated Framework (2013) issued by COSO.

Eneti’s management has excluded Seajacks International Limited (“Seajacks”) from its assessment of internal control over financial reporting as of December 31, 2021, because it was acquired by the Company in a purchase business combination during the fiscal year ended December 31, 2021. Seajack’s assets represented approximately 78% of the Company’s consolidated total assets, and its revenues represented approximately 29% of the Company's consolidated total revenues, each as of and for the fiscal year ended December 31, 2021.

Material Weaknesses at Acquired Company

Management also notes that in connection with the preparation of Seajacks’ consolidated financial statements for each of the years ended March 31, 2021 and 2020, Seajacks’ management at that time identified material weaknesses in Seajacks’ internal control over financial reporting. The material weaknesses related to: (i) insufficient personnel in the finance team with an appropriate level of knowledge and experience commensurate with Seajack’s financial reporting requirements, including goodwill impairment testing; (ii) IT general controls, which were either not sufficiently designed or were not operating effectively, and (iii) policies and procedures with respect to the review, supervision and monitoring of the accounting and reporting functions, which were not operating effectively in some areas.

As a result of the above material weaknesses, a number of required adjustments to Seajacks’ consolidated financial information for the period ended December 31, 2021 and each of the two years ended March 31, 2021 were identified and made during the course of Eneti’s audit and management’s review process, including revenue, income taxes and goodwill impairment testing.

We have developed and begun to implement certain measures to remediate the material weaknesses described above, including hiring additional personnel, designing and implementing formal policies and procedures with respect to the review, supervision and monitoring of the accounting and reporting functions, and designing and implementing new financial reporting controls, income tax controls, controls over revenue recognition and information technology general controls. Management expects that the material weaknesses will be remediated in 2022.
C.Attestation Report of the Registered Public Accounting Firm
The effectiveness of the Company's internal control over financial reporting as of December 31, 2021 has been audited by PricewaterhouseCoopers Audit, an independent registered public accounting firm, as stated in their report which appears herein.
D.Changes in Internal Control Over Financial Reporting
There were no changes in internal control over financial reporting (as defined by Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by the annual report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16.	[Reserved]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
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
A.Audit Fees
Our principal accountant for the years ended December 31, 2021 and December 31, 2020 was PricewaterhouseCoopers Audit, and the audit fees for those periods were approximately $1.7 million and $574,000, respectively.
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

The following table sets forth our stock repurchase activity during 2021, including the number of shares repurchased, the average price paid per share, the number of shares repurchased as part of a publicly announced plan or program and the amount yet to be used on share repurchases under the plan or program.

Period	Total Number of Common Shares Purchased	Average Price Paid per Common Share	Total Number of Shares Purchased as Part of Publicly Announced Plan or Program (a)	Maximum Amount that May Yet Be Expected on Share Repurchases Under the Plan or Program (a) ($ in millions)
January 2021	40,600	$—	40,600	$32.6
February 2021	—	$—	—	$32.6
March 2021	20,710	$—	20,710	$32.2
April 2021	15,159	$—	15,159	$31.9
Total 2021	76,469	$18.40	76,469
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
Not applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.
PART III

ITEM 17.	FINANCIAL STATEMENTS
See “Item 18. Financial Statements.”

ITEM 18.	FINANCIAL STATEMENTS
The financial statements, together with the report of PricewaterhouseCoopers Audit thereon, beginning on page F-1, are filed as a part of this annual report.
Separate consolidated financial statements and notes thereto for Scorpio Tankers as of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021 are being provided pursuant to Rule 3-09 of Regulation S-X as Exhibit 99.1.

ITEM 19.	EXHIBITS

Number	Description

1.1	Amended and Restated Articles of Incorporation of the Company (1)
1.2	Amendment to the Amended and Restated Articles of Incorporation of the Company, effective December 30, 2015 (2)
1.3	Certificate of Correction to the Amended and Restated Articles of Incorporation of the Company (3)
1.4	Amendment to the Amended and Restated Articles of Incorporation of the Company, effective June 1, 2016 (4)
1.5	Amendment to the Amended and Restated Articles of Incorporation of the Company, effective June 1, 2018 (5)
1.6	Amendment to the Amended and Restated Articles of Incorporation of the Company, effective April 6, 2020 (6)
1.7	Amendment to the Amended and Restated Articles of Incorporation of the Company, effective February 4, 2021 (7)
1.8	Amendment to the Amended and Restated Articles of Incorporation of the Company, effective September 24, 2021 (9)
1.9	Amended and Restated Bylaws of the Company (1)
2.1	Form of Common Share Certificate (8)
2.2	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
4.1	Master Agreement (1)
4.2	Administrative Services Agreement (1)
4.3	Equity Incentive Plan (1)
4.4
Share Purchase Agreement, dated as of August 5, 2021, by and between Marubeni Offshore Power Limited, INCJ SJ Investment Limited, MOL Offshore Energy Limited, Marubeni Corporation, INCJ, Ltd., Mitsui O.S.K. Lines, Ltd., Eneti (Bermuda) Limited, Eneti Inc., Atlantis Investorco Limited, and Atlantis Midco Limited (10)

4.5	Shareholders’ Agreement, dated as of August 12, 2021, by and between Eneti Inc., Marubeni Corporation, INCJ, Ltd., Mitsui O.S.K. Lines, Ltd., and Scorpio Services Holding Limited. (11)
4.6	$175.0 Million Credit Facility
8.1	List of Subsidiaries
11.1	Code of Conduct and Ethics
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of PricewaterhouseCoopers Audit (Eneti Inc.)
15.2	Consent of 4C Offshore Ltd.
15.3	Consent of Seward & Kissel LLP
15.4	Consent of PricewaterhouseCoopers Audit (Scorpio Tankers Inc.)
99.1
The consolidated financial statements and notes thereto and management’s report on internal control over financial reporting of Scorpio Tankers Inc. (incorporated by reference to Items 15 and 18 of Scorpio Tankers Inc.’s Form 20-F for the year ended December 31, 2021 (SEC File No. 001-34677), filed on March 23, 2022).

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
(9)Incorporated by reference to the Company’s Report on Form 6-K, filed with the SEC on September 24, 2021.
(10)Incorporated by reference to the Company’s Form 6-K, filed with the SEC on August 12, 2021.
(11)Incorporated by reference to Marubeni Corporation’s Schedule 13D, filed with the SEC on August 23, 2021.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Eneti Inc.
(Registrant)

/s/ Emanuele Lauro

Emanuele Lauro
Chief Executive Officer
Dated April 15, 2022

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Eneti Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Eneti Inc. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

As described in Management’s Annual Report on Internal Control Over Financial Reporting, management has excluded Seajacks International Limited (“Seajacks”) from its assessment of internal control over financial reporting as of December 31, 2021 because it was acquired by the Company in a purchase business combination during 2021. We have also excluded Seajacks from our audit of internal control over financial reporting. Seajacks is a wholly-owned subsidiary whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 78% and 29%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2021.

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

Critical Audit Matters

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

Acquisition of Seajacks – valuation of the acquired vessels and brand name

As described in Notes 1 and 3 to the consolidated financial statements, in August 2021, the Company completed its acquisition of Atlantis Investorco Limited, the parent of Seajacks International Limited, (“Seajacks”) for consideration of $222,974 thousand. The acquisition method of accounting requires use of estimates and judgments for management to allocate the consideration transferred to the identifiable tangible and intangible assets acquired and liabilities assumed. This resulted in $554,705 thousand of vessels and $4,518 thousand of brand name intangible asset to be recorded. The vessels’ fair values were arrived at by independent valuations from three reputable brokers in the sector. The significant assumption used by management to value the vessels included point estimation techniques considering each broker’s concluded values on a vessel-by-vessel basis. The valuation process also identified a brand name as an indefinite life intangible asset, the fair value of which was determined by using a relief from royalty approach, which is a form of income approach. Management’s valuation of the brand name identified the significant assumption was the benchmark royalty rate.

The principal considerations for our determination that performing procedures relating to the acquisition of Seajacks – valuation of the acquired vessels and brand name is a critical audit matter are the significant judgment by management to determine the fair value of the vessels and the brand name including significant assumptions related to the point estimation for vessels’ valuation, and the royalty rate for the brand name’s valuation. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s assumptions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over management’s valuation of the vessels and the brand name. These procedures also included, among others (i) evaluating management’s process for estimating the fair value of vessels and brand name acquired, (ii) assessing management’s point estimate and the royalty rate assumptions to ensure that these are in line with the requirements of ASC 820 Fair value measurements. Evaluating the reasonableness of management’s assumptions related to the point estimation techniques and the royalty rate involved evaluating whether the assumptions used by management were reasonable by (i) considering whether the methodology used by the three brokers is appropriate; and (ii) assessing the consistency with external market and industry data for the royalty rate. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s valuation methods and the significant assumptions listed above.

/s/ PricewaterhouseCoopers Audit

Neuilly-sur-Seine, France
April 15, 2022

We have served as the Company’s auditor since 2013.

Eneti Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except share and per share data)

	As of December 31,
	2021	2020
Assets
Current assets
Cash and cash equivalents	$153,977	$84,002
Accounts receivable from third parties	19,478	10,007
Receivables from related parties	2,125	14,877
Inventories	5,846	10,614
Contract fulfillment costs	3,835	—
Prepaid expenses and other current assets	4,769	2,103
Total current assets	190,030	121,603
Non-current assets
Vessels, net	544,515	—
Equity investment	27,607	24,116
Vessels under construction	36,054	—
Assets held for sale	—	708,097
Deferred financing cost, net	—	1,143
Intangible assets	4,518	—
Other assets	4,549	13,236
Total non-current assets	617,243	746,592
Total assets	$807,273	$868,195

Liabilities and shareholders’ equity
Current liabilities
Bank loans, net	$87,650	$13,226
Financing obligation	—	32,677
Contract liabilities	12,275	—
Corporate income tax payable	4,058	—
Accounts payable and accrued expenses	27,073	36,134
Due to related parties	107	4,979
Total current liabilities	131,163	87,016
Non-current liabilities
Bank loans, net	—	157,511
Financing obligation	—	351,070
Redeemable notes, related party	53,015	—
Other liabilities	2,751	—
Total non-current liabilities	55,766	508,581
Total liabilities	186,929	595,597
Commitment and contingencies (Note 6)
Shareholders’ equity
Preferred shares, $0.01 par value per share; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common shares, $0.01 par value per share; authorized 81,875,000 and 31,875,000 shares as of December 31, 2021 and 2020, respectively; outstanding 39,741,204 shares and 11,310,073 shares as of December 31, 2021 and 2020, respectively	1,124	859
Paid-in capital	2,057,958	1,803,431

Eneti Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except share and per share data)

Common shares held in treasury, at cost; 35,869 shares and 1,934,092 shares at December 31, 2021 and 2020, respectively	(717)	(73,444)
Accumulated deficit	(1,438,021)	(1,458,248)
Total shareholders’ equity	620,344	272,598
Total liabilities and shareholders’ equity	$807,273	$868,195

See notes to the consolidated financial statements.

Eneti Inc. and Subsidiaries
Consolidated Statements of Operations
(Amounts in thousands, except per share data)

	Twelve Months Ended December 31,
	2021	2020	2019
Revenue:
Revenue	$127,641	$33,120	$21,556
Revenue-related party pools	16,392	130,612	203,023
Total vessel revenue	144,033	163,732	224,579
Operating expenses:
Voyage expenses	12,127	6,716	2,252
Voyage expenses-related party	5,435	3,293	1,948
Vessel operating costs	49,413	80,860	87,884
Vessel operating costs-related party	3,092	11,946	13,237
Charterhire expense	34,001	21,107	17,224
Vessel depreciation	10,190	48,369	54,224
General and administrative expenses	50,819	17,568	21,901
General and administrative expenses-related party	33,135	8,103	10,072
(Gain on vessels sold) loss / write down on assets held for sale	(24,206)	458,610	36,475
Loss / write down on assets held for sale-related party	1,474	36,803	814
Total operating expenses	175,480	693,375	246,031
Operating loss	(31,447)	(529,643)	(21,452)
Other income (expense):
Interest income	87	210	1,450
Gain on bargain purchase of Seajacks	57,436	—	—
Gain on sale of equity investment	5,382	—	47
Income (loss) from equity investment-related party	4,353	(105,384)	116,878
Foreign exchange gain (loss)	1,120	(348)	(115)
Financial expense, net	(16,360)	(36,818)	(52,154)
Total other income (expense)	52,018	(142,340)	66,106
Income (loss) before taxes	$20,571	$(671,983)	$44,654
Income tax expense	344	—	—
Net income (loss) after taxes	$20,227	$(671,983)	$44,654
Weighted-average shares outstanding:
Basic	16,096	9,484	6,809
Diluted	16,279	9,484	6,953
Earnings (loss) per common share:
Basic	$1.26	$(70.85)	$6.56
Diluted	$1.24	$(70.85)	$6.42

See notes to the consolidated financial statements.

Eneti Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
(Dollars in thousands)

	Number of shares outstanding	Common stock	Paid-in capital	Treasury stock	Accumulated deficit	Total
Balance as of December 31, 2018	7,121,725	$796	$1,747,648	$(56,720)	$(830,920)	$860,804
Net income					44,654	44,654
Cash dividends declared on common stock ($0.80 per common share)	—	—	(5,748)	—	—	(5,748)
Non-cash dividend declared on common stock	—	—	(33,699)	—	—	(33,699)
Issuance of restricted stock, net of forfeitures	126,570	13	(13)	—	—	—
Restricted stock amortization	—	—	8,956	—	—	8,956
Balance as of December 31, 2019	7,248,295	809	1,717,144	(56,720)	(786,266)	874,967
Net loss					(671,983)	(671,983)
Common stock issued	4,715,000	47	82,209	—	—	82,256
Purchase of common stock for treasury	(1,077,307)	—	—	(16,724)	—	(16,724)
Cash dividends declared on common stock ($0.35 per common share)	—	—	(3,234)	—	—	(3,234)
Reverse stock split	(115)	(2)	—	—	—	(2)
Issuance of restricted stock, net of forfeitures	424,200	5	(5)	—	—	—
Restricted stock amortization		—	7,317	—	—	7,317
Balance as of December 31, 2020	11,310,073	859	1,803,431	(73,444)	(1,458,248)	272,598
Net income					20,227	20,227
Common stock issuance	27,649,600	276	318,209	—	—	318,485

Eneti Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
(Dollars in thousands)

Retirement of treasury stock	—	(20)	(74,114)	74,134	—	—
Purchase of common stock for treasury	(76,469)	—	—	(1,407)	—	(1,407)
Cash dividends declared on common stock ($0.12 per common share)	—	—	(1,712)	—	—	(1,712)
Issuance of restricted stock, net of forfeitures	858,000	9	(9)	—	—	—
Restricted stock amortization	—	—	12,153	—	—	12,153
Balance as of December 31, 2021	39,741,204	1,124	2,057,958	(717)	(1,438,021)	620,344

See notes to the consolidated financial statements.

Eneti Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Dollars in thousands)

	December 31,
	2021	2020	2019
Operating activities
Net income (loss)	$20,227	$(671,983)	$44,654
Adjustment to reconcile net income (loss) to net cash provided by operating activities:
Restricted stock amortization	12,154	7,317	8,956
Gain on bargain purchase of Seajacks	(57,436)	—	—
Vessel depreciation	10,190	48,369	54,224
Amortization of deferred financing costs	658	3,667	6,915
Write off of deferred financing costs	7,196	3,088	681
(Gain on vessels sold) loss / write down on assets held for sale	(19,598)	428,833	33,389
Net unrealized (gains) losses on equity investments	(9,651)	106,471	(114,762)
Dividend income from Scorpio Tankers (related party)	(862)	(1,087)	(2,163)
Drydocking expenditures	(3,443)	(22,597)	(3,237)
Changes in operating assets and liabilities:
Decrease in prepaid expenses and other assets	22,434	37,854	6,651
Decrease (increase) in accounts receivable	44,704	(8,923)	1,384
Decrease (increase) in inventories	9,928	(4,243)	(2,776)
(Decrease) increase in accounts payable and accrued expenses	(36,139)	25,085	(3,029)
Decrease in net amounts due from related parties	7,880	9,314	2,993
Net cash provided by (used in) operating activities	8,242	(38,835)	33,880
Investing activities
Equity investment	—	—	(1,500)
Sale of equity investment	64,155	42,711	1,547
Cash acquired in Seajacks acquisition	25,719	—	—
Dividend income on equity investment	862	1,087	2,163
Proceeds from sale of assets held for sale	496,107	194,066	84,241
Scrubber payments	—	(42,359)	(32,610)
Payments for vessels under construction	(36,465)	—	—
Net cash provided by investing activities	550,378	195,505	53,841
Financing activities
Proceeds from issuance of common stock	165,896	82,254	—
Common stock repurchased	(1,407)	(16,724)	—
Dividends paid	(1,712)	(3,234)	(5,748)
Proceeds from issuance of debt	—	199,840	306,710
Repayments of long term debt	(651,422)	(377,334)	(409,002)
Debt issue cost paid	—	—	(4,646)
Net cash used in financing activities	(488,645)	(115,198)	(112,686)
Increase (decrease) in cash and cash equivalents	69,975	41,472	(24,965)
Cash and cash equivalents, beginning of period	84,002	42,530	67,495
Cash and cash equivalents, end of period	$153,977	$84,002	$42,530
Supplemental cash flow information:
Interest paid	$5,433	$28,661	$46,428
Non-cash activities

Eneti Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Dollars in thousands)

Right of use assets obtained in exchange for operating lease liabilities	$—	$—	$50,296
Dividend distributed in stocks of Scorpio Tankers Inc.	$—	$—	$33,699
Fair value of shares issued as part of Seajacks acquisition	$152,288	$—	$—
Issuance of redeemable notes as part of Seajacks acquisition	$70,686	$—	$—
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

Eneti Inc. (the “Company”) was incorporated in the Republic of the Marshall Islands on March 20, 2013. The Company announced on August 3, 2020 its intention to transition away from the business of dry bulk commodity transportation and towards marine-based renewable energy including investing in the next generation of wind turbine installation vessels. During July 2021, the Company completed its exit from the business of dry bulk commodity transportation.

The dry bulk commodity transportation business represented 100% of the activity of the Company when all dry bulk vessels qualified as held-for-sale as of December 31, 2020. Therefore, it did not meet the definition of a “component of an entity” as defined in ASC 205-20, Presentation of financial statements—Discontinued operations as its operations and cash flows could not be clearly distinguished from the rest of the entity. For that reason, it is not presented as a discontinued operation in these consolidated financial statements.

Marine Energy (acquired August 2021)

In August 2021, Eneti completed its acquisition of Atlantis Investorco Limited, the parent of Seajacks International Limited (“Seajacks”), after which Seajacks became a wholly-owned subsidiary of Eneti. The Company is focused on the offshore wind and marine-based renewable energy industry and has invested in the next generation of wind turbine installation vessels (“WTIV”). The Company operates five WTIVs, which in addition to wind farm installation can perform maintenance, construction, decommissioning and other tasks within the offshore industry. The Company typically operates its five WTIVs (collectively “our fleet”) on modified time charters, which provides a fixed and stable cash flow for a known period of time, and often places risks, such as weather downtime, on the charterer’s account. Our fleet currently consists of the following vessels:

Vessel Name	Vessel Design	Year Built
Seajacks Scylla	NG14000	2015
Seajacks Zaratan	NG5500	2012
Seajacks Leviathan	NG2500	2009
Seajacks Hydra	NG2500	2014
Seajacks Kraken	NG2500	2009

Our commercial and technical management of our fleet enables us to have very competitive operating expenses and high vessel maintenance standards. We conduct a significant portion of the commercial and technical management of our vessels in-house through our wholly owned subsidiaries. We believe having control over the commercial and technical management allows us to more closely monitor our operations and to offer consistent higher quality performance, reliability, safety and sustainability and efficiency in arranging charters and the maintenance of our vessels. We also believe that these management capabilities contribute significantly in maintaining a lower level of vessel operating and maintenance costs, without sacrificing the quality of our operations.

The Company’s marine energy business is managed as a single operating segment.
Former Dry Bulk Operations (exited July 2021)

Prior to its exit from the dry bulk business, the Company was an international shipping company that owned and operated the latest generation newbuilding drybulk carriers with fuel-efficient specifications and carrying capacities of greater than 30,000 dwt in the international shipping markets.

The Company’s vessels transported a broad range of major and minor bulk commodities, including ores, coal, grains, and fertilizers, along worldwide shipping routes, and were, or were expected to be, employed primarily in the spot market or in spot market-oriented pools of similarly sized vessels.

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
The Company was organized by vessel type into two operating segments (see Note 17, Segments, to the consolidated financial statements):

•Ultramax - includes vessels ranging from approximately 60,200 DWT to 64,000 DWT
•Kamsarmax - includes vessels ranging from approximately 82,000 DWT to 84,000 DWT

The Company’s vessels were commercially managed by Scorpio Commercial Management S.A.M., or SCM, an entity controlled by the Lolli-Ghetti family of which Emanuele Lauro, the Company’s co-founder, Chairman and Chief Executive Officer, and Filippo Lauro, the Company’s Vice President, are members. SCM’s services have included securing employment for the Company’s vessels in pools, in the spot market and on time charters.

The Company’s vessels were technically managed by Scorpio Ship Management S.A.M., or SSM, an entity controlled by the Lolli-Ghetti family. SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services as necessary to operate the vessels such as drydocks and vetting/inspection under a technical management agreement.

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
Certain reclassifications have been made in the Consolidated Balance Sheet to the prior year presentation to conform to the current year presentation.
Reverse stock split
On April 7, 2020, the Company effected a one-for-ten reverse stock split. All share and per share information has been retroactively adjusted to reflect the reverse stock split. The par value was not adjusted as a result of the reverse stock split.

Going concern
The Company’s revenue is derived time charter and construction project revenue. The Company has several large installation project opportunities primarily served by Seajacks Scylla and Seajacks Zaratan. For our smaller vessels there are also contract opportunities in the offshore wind-farm maintenance market albeit at very competitive day rates. The Company expects the market in 2022 and 2023 to remain positive, substantiated by Seajacks significant order backlog for this period, with further improvements to our utilization and day rates for 2024 onward. We also expect to benefit from the resurfacing of projects cancelled in 2020 and 2021 as well as from the latest rebound of oil and gas prices.
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
The Company consolidates entities in which it holds a controlling financial interest. A controlling financial interest is one in which the Company has a majority voting interest or one in which the Company is the primary beneficiary of a variable interest entity (“VIE”). The Company evaluates financial instruments, service contracts, and other arrangements to determine if any

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
variable interests relating to an entity exist and whether the entity is a VIE, and if so, determines whether the Company is the primary beneficiary of a VIE.
Accounting estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosures of contingent assets, liabilities, revenues, and expenses. Actual results could differ from those results.
The acquisition method of accounting requires extensive use of estimates and judgments to allocate the consideration transferred to the identifiable tangible and intangible assets acquired and liabilities assumed.
We applied the acquisition method accounting for the acquisition of Seajacks and used estimates to determine the fair value of acquired assets and liabilities assumed. The vessel fair values were arrived at by independent valuations from three reputable brokers in the sector. Overall, the Company used point estimation techniques considering each broker’s concluded values on a vessel by vessel basis.
The valuation process also identified a brand name, which is an indefinite life intangible asset, the fair value of which was determined by using a relief from royalty approach, which is a form of the income approach. This valuation is based upon estimates of future net revenues applied to benchmark royalty rate and discounted to present value, which results in an indication of the benefit of owning the intangible asset.
The Company is required to estimate income taxes in each of the jurisdictions in which it operates. This process involves estimating our current income tax obligations together with assessing temporary differences resulting from differing treatment of certain items for tax and accounting purposes. These temporary differences result in deferred tax assets and liabilities. The Company then assess the likelihood that its deferred tax assets will be recovered from future taxable income. A valuation allowance is recognized if, based upon the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax asset will not be realized. In making such a determination, the Company considers all material positive and negative evidence including projected future taxable income, available tax-planning strategies and its results of operations for the last three years. Actual results could differ materially from this assessment if adequate taxable income is not generated in future periods.
Business combinations
Acquisitions of businesses are accounted for using the acquisition method of accounting, and the financial statements include the results of the acquired operations of Seajacks (“Seajacks acquisition”) from its August 12, 2021 acquisition date.

The purchase price of the acquired entities is preliminarily allocated to the net assets acquired and liabilities assumed based on the estimated fair value at the dates of acquisition, with any excess of cost over the fair value of net assets acquired, including intangibles, recognized as goodwill or bargain purchase gain. The measurement period shall not exceed one year from the acquisition date. Subsequent measurement period adjustments will be recognized in the reporting periods in which the adjustment amount is determined.
Revenue recognition - Marine Energy (acquired August 2021)
Time charter hire

Time charter hire revenues are earned for exclusive use of the services of the vessel by the charterer for an agreed period of time. There is a lease component of the hire and a service component. The lease component relates to the hire revenues which are recorded on a straight-line basis over the term of the charter in accordance with ASC 842, with due allowance made for periods of off-hire. The service component involves maintenance of the vessel in a good condition together with the deployment of the crew classified as revenue under ASC 606. The Company has elected to apply the practical expedient under ASC 842 related to the lessor ability to combine lease and non-lease components as the performance obligations in relation to both the service element and lease element are satisfied ratably over the period of the contract. Therefore, such revenue is recorded on a straight-line basis.

Revenues related to reimbursable expenses

The Company generally receives reimbursements from our customers for the purchase of supplies, equipment, and other services provided at their request in accordance with the terms of the contracts. Such reimbursable revenue is variable and subject to uncertainty, as the amounts received and the timing thereof are highly dependent on factors outside of the Company’s

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
influence. Accordingly, reimbursable revenue is fully constrained and not included in the total transaction price until the uncertainty is resolved, which typically occurs when the related costs are incurred on behalf of a customer. The Company and its subsidiaries are generally considered a principal in such transactions and record the associated revenue at the gross amount billed to the customer. Revenues related to reimbursable expenses are generally categorized as service revenues.

Mobilization and demobilization revenue

The Company may receive fees on a fixed lump-sum for the mobilization and demobilization of its vessels. These activities are not considered to be distinct within the context of the contract and therefore the associated revenue is allocated to the overall performance obligation and recognized ratably over the agreed term of the related time charter contract. The Company defers mobilization and contract preparation fees received, as well as direct and incremental costs associated with the mobilization of equipment and contract preparation activities as “contract fulfillment costs” and amortize each on a straight-line basis, over the related time charter contract. Demobilization revenue expected to be received upon contract completion is included as part of the overall transaction price at contract inception and recognized over the term of the contract. Mobilization and demobilization revenue are classified as either time charter revenue or project revenue depending on the contract to which they relate.

Revenues related to construction supervision

Construction supervision revenues relate to advisory and support services provided to third parties during the design and construction phases of new buildings. Revenue is recognized in accordance with the satisfaction of the performance obligations. Advisory services are recognized in line with the agreed milestones and support services are recognized evenly over the duration of the contract, as set out in the contractual terms.

Contract assets and liabilities

In certain cases, the measurement of revenue will not be the same as amounts invoiced to a customer. In these circumstances, the Company recognizes either a contract asset or a contract liability for the difference between cumulative revenue recognized and cumulative amounts billed for that contract. A contract asset is recognized when the Company’s right to consideration, in exchange for goods or services delivered to the customer, is conditioned on the entity’s future performance. Conversely, where the Company receives a payment for consideration in relation to goods or services to be provided in the future, the amount is recorded as a contract liability.

Where the Company identifies non-current contract liabilities relating to mobilization and contract preparation fees received from customers in advance, which are deferred until the commencement of the associated contracts, the Company measures the amount of revenue to recognize on execution of the contracts by calculating a financing component at the interest rate that would have applied had the Company borrowed the funds from its customer.

Accounts receivable

A receivable is distinguished from a contract asset if the receipt of the consideration is unconditional. Receivables are presented net of any necessary allowances. Management continually evaluates customer receivables for impairment based on historical experience, including the age of the receivables and the customers payment pattern. The Company had no allowance for doubtful accounts at December 31, 2021 and 2020.

Remaining performance obligations

Remaining performance obligations represent the transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period with an original expected duration of one year or more. The Company does not disclose the remaining performance obligations of short-term contracts that are expected to have a duration of one year or less or where the Company has the right to consideration from a customer in an amount that corresponds directly with the value to the customer of the Company’s performance completed to date (for example, a service contract in which a customer is billed for each hour of service provided). We do not disclose the remaining performance obligations of contracts for which there is either a right to invoice, or which is there is an expected duration of one year or less.

As of December 31, 2021, the aggregate amount of the transaction price allocated to remaining performance obligations is estimated to be $3.1 million, which is expected to be recognized in 2023.
Revenue recognition - former Dry Bulk Operations (exited July 2021)

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
Prior to its exit from dry bulk operations, most of the Company’s revenues were sourced from commercial pools and time charters, fell under the guidance of US GAAP for leases. In commercial pools the Company participated with other shipowners to operate a large number of vessels as an integrated transportation system, which offered customers greater flexibility and a higher level of service while achieving scheduling efficiencies. The operation of the pool enabled both pool customers and participants to share the benefits achieved from these efficiencies. Under pooling arrangements, vessels were leased to and placed at the disposal and control of the pool during their participation in the pool. The Pool Manager negotiated and entered into arrangements for the commercial employment and operation of the pool vessels so as to secure the highest earnings to be shared among the pool participants. All revenues earned by the pool from the operation of the pool vessels, after deduction of all costs involved in the operation of the pool, was shared among the pool participants based upon pool points, in accordance with the contract. All other revenues, such as those generated by voyage charters, not falling under US GAAP lease guidance were recognized pursuant to ASC 606, which recognizes revenue at an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring such goods or services to a customer (as defined in the standard).
Voyage expenses
Voyage expenses primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters, brokerage commissions and miscellaneous voyage expenses that the Company is unable to recoup under time charter and pool arrangements.
Charterhire expense
Charterhire expense is the amount we pay the owner for time chartered-in dry bulk vessels. The amount is usually for a fixed period of time at charter rates that are generally fixed, but may contain a variable component based on drybulk indices, inflation, interest rates, profit sharing, or current market rates. The vessel’s owner is responsible for crewing and other vessel operating costs. Charterhire expense is recognized ratably over the charterhire period.
Leases
The Company adopted Financial Accounting Standards Board, or the FASB, Accounting Standards Codification, or the ASC, Topic 842, “Leases” effective January 1, 2019 using the modified retrospective transition approach, which allowed the Company to recognize a cumulative effect adjustment to the opening balance of accumulated deficit in the period of adoption rather than restate its comparative prior year periods. Under the new lease standard, lessees are required to recognize a right-of-use asset and a lease liability for substantially all leases. The cumulative effect adjustment to the Company’s opening balance of accumulated deficit was zero.
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
Following the Seajacks acquisition, the company leases various offices from third parties. Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use. Leases payments are discounted at the interest rate implicit in the lease, if readily determinable, or otherwise at the Company’s incremental borrowing rate to determine their present value. Lease expense is recorded as part of General and administrative expenses in the Consolidated Statements of Operations.
Prior to its exit from dry bulk operations, costs in respect of operating leases for chartered-in dry bulk vessels were charged to Charterhire expense in the Consolidated Statements of Operations on a straight line basis over the lease term.
At the present time, the majority of marine energy revenues are sourced from time charters. Prior to the Company’s transition to marine energy, the Company’s dry bulk revenues were sourced from either commercial pools or time charters, both of which fall under the guidance of U.S. GAAP for leases:

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
•Marine energy (acquired August 2021) - time charter hire revenues are earned for exclusive use of the services of the vessel by the charterer for an agreed period of time. There is a lease component of the hire and a service component. The service component involves maintenance of the vessel in a good condition together with the deployment of the crew classified as revenue under ASC 606. The Company has elected to apply the practical expedient under ASC 842 related to the lessor ability to combine lease and non-lease components as the performance obligations in relation to both the service element and lease element are satisfied ratably over the period of the contract. Therefore, such revenue is recorded on a straight-line basis.
•Dry bulk (exited July 2021) - based on the Company's analysis of its contracts, the Company determined that its pool arrangements met the definition of operating leases under ASC 842. As lessor, the Company leased its vessels to pools, which managed the vessels in order to enter into transportation contracts with their customers and enjoy the economic benefits derived from such arrangements.  Furthermore, the pools directed the use of a vessel (subject to certain limitations in the pool or charter agreement) throughout the period of use. Under the commercial pool agreements, the pool participants shared the revenue generated by the entire pool in accordance with a point system that allocates points to each vessel in the pool, based upon performance, age and other factors.
The Company, as lessor, elected to apply the practical expedient to not separate lease and associated non-lease components and instead accounted for each separate lease component and the associated non-lease components as a single component, as the criteria for not separating the lease and non-lease components of its arrangements were met since: (a) the timing and pattern of transfer were the same for both the lease and non-lease components, (b) the lease component of the contracts, if accounted for separately, would be classified as an operating lease, and (c) the lease component was the predominant component in the arrangement. As lessor, the Company accounted for its vessels as assets and recorded lease revenue for each period. As a pool participant, the Company accounted for its vessels as assets and records lease revenue for each period as the variability associated with lease payments is resolved.
The Company also entered into sale and leaseback transactions, all of which contain lessee fixed price repurchase obligations. In accordance with ASC 842, such transactions are accounted for as failed sales and accordingly, the Company recognized these vessels at their net book values on the consolidated balance sheet while also recognizing their financial liabilities for the financing amount drawn down on the accompanying consolidated balance sheet under “Financing obligation” and the variable amount of consideration paid under “Financial expense, net” in the accompanying Consolidated Statements of Operations.
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
On October 20, 2021, the Company entered into a technical support agreement with SSM pursuant to which SSM provides technical advice and services to us in connection with the construction of our newbuilding WTIV at Daewoo. In consideration for these services, we paid SSM a fee of $671,200, and thereafter, will pay a monthly fee in the amount of $41,667. These payments are being capitalized as a cost to build the vessel and are included in Vessels under construction, on the Consolidated Balance Sheet.
Foreign currencies
The individual financial statements of Eneti Inc. and each of its subsidiaries are maintained in the currency of the primary economic environment in which we operate (its functional currency), which in all cases is U.S. dollars. For the purpose of the consolidated financial statements, our results and financial position are also expressed in U.S. dollars.
In preparing the consolidated financial statements of Eneti Inc. and each of its subsidiaries, transactions in currencies other than the U.S. dollar are recorded at the rate of exchange prevailing on the dates of the transactions. Any change in exchange rate between the date of recognition and the date of settlement may result in a gain or loss which is included in the Consolidated Statement of Operations. At the end of each reporting period, monetary assets and liabilities denominated in other currencies

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
are retranslated into the functional currency at rates ruling at that date. All resultant exchange differences are included in the Consolidated Statements of Operations.
Cash and cash equivalents
Cash and cash equivalents are comprised of cash on hand and demand deposits, and other short-term highly-liquid investments with original maturities of three months or less, and that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.
Inventories
Inventories consist mainly of spare parts and lubricating oils used in the operations of the vessels and are stated at the lower of cost or net realizable value. Cost is determined using the first-in-first-out method.
Assets held for sale
During December 2020, the Company’s Board of Directors authorized the Company, as part of its transition to a sustainable future, to sell its remaining dry bulk vessels and exit the dry bulk sector during 2021, classifying all of its remaining fleet as held for sale at December 31, 2020. As a result of this decision, the Company recorded a charge of $458.6 million to remeasure its fleet to its fair value less costs to sell.
Assets held for sale include drybulk vessels and contracts for the construction of vessels and are classified in accordance with ASC 360, Property, Plant, and Equipment. The Company considers such assets to be held for sale when all of the following criteria are met:
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
Determination of fair value less costs to sell implies judgment. Management estimated the fair value of each individual vessel in the fleet based on its specific characteristics, such as category of the vessel (Ultramax or Kamsarmax), year and shipyard of construction, cargo carrying capacity, scrubbers retrofit, the Company’s recent sales transactions for similar vessels, and other factors. Management also estimated incremental direct costs to sell mainly on the basis of existing contracts (termination fees to be paid to related party commercial and technical managers) and customary industry practices (commissions to be paid to brokers).

The Company’s vessels had been commercially managed by SCM and technically managed by SSM pursuant to the Master Agreement prior to their termination. As the termination amounted to a sale of all or substantially all vessels, a payment equal to 24 months of management fees applied as the Company’s Board of Directors authorized the Company, as part of its transition to a sustainable future, to sell its remaining dry bulk vessels and exit the dry bulk sector during 2021. This fee was considered as part of our assessment of the fair value less cost to sell of our remaining fleet, and was therefore included in the captions "Loss/write down on assets held for sale-related party" in the Consolidated Statements of Operations, and "Assets held for sale" in the Consolidated Balance Sheet.
Vessels, net
Vessels, net is stated at historical cost less accumulated depreciation and any impairment. Included in vessel costs are acquisition costs directly attributable to the acquisition of a vessel including capitalized interest and expenditures made to

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
prepare the vessel for its initial voyage. Vessels are depreciated to their residual value on a straight-line basis over their estimated useful lives of 30 years and 25 years, for marine energy and dry bulk vessels, respectively, from the date the vessels are ready for their first voyage. These estimated useful lives are management’s best estimate and are also consistent with industry practice for similar vessels. The residual value is estimated as the lightweight tonnage of each vessel multiplied by an estimated scrap value per ton. The scrap value per ton is estimated taking into consideration the historical four years average scrap market rates.
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
Deferred drydocking costs
Our dry bulk vessels were required to undergo planned drydocks or underwater inspections for replacement of certain components, major repairs and maintenance of other components, which cannot be carried out while the vessels are operating, approximately every 30 months or 60 months depending on the nature of work and external requirements. These drydock costs are capitalized and depreciated on a straight-line basis over the estimated period until the next drydock. When the drydock expenditure occurs prior to the expiry of the period, the remaining balance is expensed.
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
Marine energy vessels generally do not require drydocking as their jack-up capability enables in-water inspection.
Impairment of long-lived assets held for use
In accordance with ASC subtopic 360-10, Property, Plant and Equipment, long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset or asset group and its eventual disposition. For purposes of recognition and measurement of an impairment loss, long-lived assets are grouped with other assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. For our marine energy business, our NG2500 design vessels constitute a single asset group as they are used interchangeably for cash flow generation for the oil and gas and small offshore wind project markets based upon opportunistic factors such as location. For our former dry bulk business, asset groups were generally at the vessel pool level for vessels operating within pools.
In performing its impairment review, the Company performs a recoverability test comparing an estimate of undiscounted cash flows to carrying value to determine if the asset group is impaired. In developing its estimates of undiscounted cash flows, the Company makes significant assumptions and estimates about future performance, with the most significant assumptions relating to (i) charter rates, (ii) off-hire days, (iii) operating costs, (iv) drydocking frequency, duration and cost ( (v) estimated useful life which is assessed as a total of 25 years for dry bulk vessels and 30 years for marine energy vessels, and (vi) estimated scrap values.
An impairment loss is recognized when the carrying amount of the asset group is greater than both the undiscounted cash flows and its fair value. In instances where the carrying value of an asset group is not recoverable, measurement of the impairment loss is based upon the amount by which the collective fair values of the vessels in the asset group exceed their collective carrying values. The fair values are determined based upon available market data as well as third party valuations performed on

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
each individual vessel. Based on its assessment of potential indicators of impairment, management concluded that no indicators of impairment exist for its vessels and related equipment at the reporting date.
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
Intangible assets
Intangible assets are recognized at cost. The cost of intangible assets acquired is their fair value at the date of acquisition. Our sole intangible asset, the Seajacks trade name, acquired during the Seajacks acquisition, has been determined to have an indefinite useful life and accordingly is not amortized.
Fair value of financial instruments
Substantially all of the Company’s financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents, interest rate caps, amounts due to / from charterers, accounts payable and long-term debt, are carried at market value or estimated fair value. Please also see “Equity Investments” below.
Deferred financing costs, net
Deferred financing costs, included in other assets or as a reduction to debt balances (as described above), consist of fees, commissions and legal expenses associated with obtaining or modifying secured credit facilities and financing obligations. These costs are amortized over the life of the related debt using the effective interest rate method and are included in Financial expense, net in the Consolidated Statements of Operations. Amortization was $0.7 million, $3.6 million, and $3.8 million, respectively, for the years ended December 31, 2021, 2020 and 2019. Deferred financing costs were $21.3 million and $21.3 million, and accumulated amortization was $21.3 million and $13.4 million as of December 31, 2021 and 2020, respectively.
The Company wrote off $7.2 million and $3.1 million during years ended December 31, 2021 and 2020, respectively, related to the refinancing of existing debt and the repayment of debt.
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
Income tax
Eneti Inc. is incorporated in the Republic of the Marshall Islands, and in accordance with the income tax laws of the Marshall Islands, we are not subject to Marshall Islands income tax. The Company, through its Seajacks business, operates in various countries and records income taxes based upon the tax laws and rates of the countries in which it operates and earns income.

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
The liability method is used to account for income taxes. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets, liabilities and tax loss carryforwards and are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to amounts which are more likely than not to be realized.
Concentration of credit risk
The Company services the off-shore industry by time chartering (leasing) its vessels to third party charterers and by entering into construction contracts. The Company takes on exposure to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. Management mitigates this risk by, to the extent possible, only chartering the vessels to blue chip companies, obtaining payment security where possible and conducting comprehensive credit reviews of counterparties with payment terms limited to 30 days, to the extent commercially attainable. Credit risk concentration exists for the Company’s trade and other receivables, 54% of which are due from three counterparties.
Company maintains virtually all of its cash and cash equivalents with three financial institutions.  None of the Company’s cash and cash equivalent balances are covered by insurance in the event of default by these financial institutions.
Interest rate risk
The Company is exposed to the impact of interest rate changes primarily through its variable-rate borrowings which consist of borrowings under its secured credit facilities. Significant increases in interest rates could adversely affect our margins, net income and our ability to service our debt. The Company has previously and may in the future enter into derivative contracts, to hedge its overall exposure to interest rate risk exposure (see Derivative financial instruments below for further information).
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. We manage liquidity risk by maintaining adequate reserves and borrowing facilities and by continuously monitoring forecast and actual cash flows.
Current economic conditions make forecasting difficult, and there is the possibility that our actual operating performance during the coming year may be materially different from expectations. We could also pursue other means to raise liquidity to meet these obligations, however there can be no assurance that these or other measures will be successful and a deterioration in economic conditions or a failure to refinance our debt that is maturing could cause us to breach our debt covenants and could have a material adverse effect on our business, results of operations, cash flows and financial condition.
Based on internal forecasts and projections, which assumes our ability to sell our investment in Scorpio Tankers Inc. (“Scorpio Tankers”) and the new $175.0 Million Credit Facility, we believe that we have adequate financial resources to continue in operation and meet our financial commitments (including but not limited to debt service obligations) for a period of at least 12 months from the date of issuance of this annual report. Accordingly, we continue to adopt the going concern basis in preparing our financial statements.
Currency and exchange rate risk
The Company’s functional currency is the U.S. Dollar. While revenue and expense composition is somewhat mixed, our financing, capital expenditures and retained cash balances are primarily U.S. Dollar based. Management monitors the exposure to currency risk on a regular basis and partially mitigate the risk by using foreign currency contracts when appropriate.
Equity Investments
Equity investments for which we have the ability to exercise significant influence, but not control over the investee and are not the primary beneficiary of the investee’s activities are accounted for under the equity method. As of December 31, 2021 and December 31, 2020, the Company’s equity method investments consist solely of an approximately 3.7% common stock ownership interest in a related party, Scorpio Tankers Inc., over which it has the ability to exercise significant influence. In accounting for its investment in Scorpio Tankers, the Company has elected to use the fair value option, available under ASC 825 for investments subject to the equity method of accounting, as it more accurately reflects the economic substance of its ownership interest in Scorpio Tankers. The initial election of the fair value option did not have any impact on the Company’s earnings. The Company measures its fair value based upon the quoted market price of Scorpio Tankers common stock. Our share of gains and losses in the fair value of the Scorpio Tankers investment as well as dividend income are recorded in Income

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
(loss) from equity investment - related party in the Consolidated Statements of Operations. As of December 31, 2021 and 2020, the Company did not have any cost method investments.
Derivative financial instruments
The Company sometimes uses derivative financial instruments, primarily foreign exchange swap contracts, to hedge certain foreign exchange exposures. The Company no longer hedges interest-rate exposure and does not use derivative financial instruments for speculative purposes.
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
Recently adopted accounting standards
In 2021, the Company has early-adopted Financial Accounting Standards Board, Accounting Standards Update (or ASU) 2021-08, “Business Combinations (Topic 805) Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”. The new guidance requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with Accounting Standards Codification (or ASC) 606, Revenue from Contracts with Customers, as if the acquirer had originated the contracts.

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
2.Earnings Per Common Share
The following is a reconciliation of the basic and diluted earnings per share computations (amounts in thousands, except per share amounts):

	For the years ended December 31,
	2021	2020	2019
Net income (loss) for basic and diluted earnings per share	$20,227	$(671,983)	$44,654

Common shares
Weighted average shares basic	16,096	9,484	6,809
Effect of dilutive securities	183	—	144
Weighted average common shares - diluted	16,279	9,484	6,953

Income (loss) earnings per share:
Basic	$1.26	$(70.85)	$6.56
Diluted	$1.24	$(70.85)	$6.42

The following is a summary of share equivalents not included in the computation of diluted earnings per share because their effects would have been anti-dilutive for the years ended December 31, 2021, 2020 and 2019 (in thousands).

	For the years ended December 31,
	2021	2020	2019
Share equivalents	19	640	183

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
3.Acquisitions
Acquisition of Seajacks International Limited
On August 12, 2021, the Company completed a previously announced transaction whereby one of its wholly-owned direct subsidiaries acquired from Marubeni Corporation, INCJ Ltd and Mitsui OSK Lines Ltd. (together, the “Sellers”) 100% of Atlantis Investorco Limited, the parent of Seajacks International Limited (“Seajacks”), for consideration of approximately 8.13 million shares, and $70.7 million of newly-issued redeemable notes (see Note 11, “Debt”). Upon completion, 7.5 million common shares and 700,000 preferred shares were issued to the Sellers. The preferred shares were subsequently converted to common shares.

Seajacks (www.seajacks.com) was founded in 2006 and is based in Great Yarmouth, UK. It is one of the largest owners of purpose-built self-propelled WTIVs in the world and has a track record of installing wind turbines and foundations dating to 2009. Seajacks’ flagship, NG14000X design “Seajacks Scylla”, was delivered from Samsung Heavy Industries in 2015, and it is currently employed in Asia. Seajacks also owns and operates the NG5500C design “Seajacks Zaratan” which is currently operating in the Japanese market under the Japanese flag, as well as three NG2500X specification WTIVs.

The transaction is being accounted for using the acquisition method of accounting for business combinations. Under this method, the total consideration transferred to consummate the acquisition is allocated to the identifiable tangible and intangible assets acquired and liabilities assumed based on their respective fair values as of the closing date of the acquisition. With respect to contract assets and liabilities, the Company early-adopted ASU 2021-08 which requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, as if the acquirer had originated the contracts. Acquisition costs are expensed as incurred.

The acquisition method of accounting requires extensive use of estimates and judgments to allocate the consideration transferred to the identifiable tangible and intangible assets acquired and liabilities assumed. Accordingly, the initial allocation of the consideration transferred in may be adjusted upon completion of the final valuation of the assets acquired and liabilities assumed. The final valuation is expected to be completed as soon as practicable but no later than twelve months after the closing date of the acquisition.

The following table is a summary and allocation of the purchase price of the Seajacks acquisition (provisional amounts as of December 31, 2021):

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

(Dollars in thousands)
Purchase price:
Issuance of redeemable notes	$70,686
Equity issued (8.13 million shares)	152,288
Total purchase price	222,974

Allocated to:
Cash and cash equivalents	$25,719
Trade and other receivables	60,304
Inventories	4,655
Other current assets	5,832
Vessels	554,705
Brand Name *	4,518
Other non-current assets	6,289
Accounts payable and accrued expenses	(20,231)
Bank loans and other current debt	(341,651)
Other current liabilities	(15,852)
Other non-current liabilities	(3,878)
Fair value of assets acquired, less liabilities assumed	280,410
Gain on bargain purchase	(57,436)
Total purchase price	$222,974
*Indefinite useful life intangible asset, based upon appraisal performed

The vessel fair values were arrived at by independent valuations from three reputable brokers in the sector. Overall, the Company used point estimation techniques considering each broker’s concluded values on a vessel by vessel basis.

The fair value of the identified brand name intangible asset was determined by using a relief from royalty approach, which is a form of the income approach. Specifically, a benchmark royalty rate is applied to the net revenues expected to be generated by the brand name. The after-tax royalty stream is then discounted to present value, which results in an indication of owning the intangible asset.

The estimated fair value of the accounts receivable is equal to the contractual amount of the receivables and there are no significant receivables that are not expected to be collected.

Management’s preliminary estimate as of the date of this report is that the fair value of the net assets and liabilities acquired is greater than the purchase price (resulting in a negative value for goodwill). When the net fair value of the identifiable assets and liabilities acquired exceeds the purchase consideration, the fair value of net assets acquired is reassessed, with any residual negative goodwill recognized immediately in net income as a bargain purchase gain.

A key reason for the preliminary gain on bargain purchase is that the transaction was priced based on net asset value (“NAV”) of Eneti, with the number of shares issued being based on NAV per share. However, the share price upon which the fair value of the consideration is based for accounting purposes, the actual quote price on the date of acquisition, was materially lower. Also, the previous owners recognized that additional funding would be required to enable Seajacks to grow its business further through new vessel construction and upgrade of the existing vessels, however the previous ownership structure was not appropriate for such growth due to the certain limitations of one of the former owners. The reduction in share value combined with the previous owners’ desire to close the transaction on an accelerated basis enabled Eneti to obtain the Seajacks business at a lower price resulting in the recognition of a bargain purchase gain of $57.4 million, which is included in Other income (expense) under the Gain on bargain purchase of Seajacks in the Consolidated Statements of Operations.

Seajacks results of operations since acquisition are reflected in the Company's Consolidated Statements of Operations as follows:

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

($ in thousands)	Post-acquisition period ended December 31, 2021 *
Revenues	$41,903
Loss before taxes	(7,176)
*since August 12, 2021

The following unaudited pro-forma information is provided to present a summary of the combined results of the Company's operations with Seajacks as if the acquisition had occurred on January 1, 2020. The unaudited pro-forma financial information, which excludes the results of its drybulk business, is for information purposes only and is not necessarily indicative of what the results would have been had the acquisition been completed on the date indicated above:

($ in thousands)	Twelve months ended December 31, 2021	Twelve months ended December 31, 2020
Pro Forma revenues	$217,773	$42,755
Pro forma net income (loss)	$33,374	$(395,010)
Pro Forma earnings (loss) per share|
Basic	$2.07	$(23.25)
Diluted	$2.05	$(23.25)

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
4.Vessels
At December 31, 2021, the Company owned five WTIVs. A rollforward of activity within vessels is as follows (in thousands):

Balance December 31, 2019	$1,271,993
Transfer to assets held for sale or disposed	(1,296,706)
Additions	73,082
Depreciation	(48,369)
Balance December 31, 2020	$—
Vessels acquired as part of the Seajacks transaction	554,705
Other additions	—
Depreciation	(10,190)
Balance December 31, 2021	$544,515
Vessels Owned

Vessel Name	Year Built
Seajacks Scylla	2015
Seajacks Zaratan	2012
Seajacks Leviathan	2009
Seajacks Hydra	2014
Seajacks Kraken	2009

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
5.Vessels under Construction

Vessels under construction was $36.1 million as of December 31, 2021, consisting primarily of installments paid to shipyards on our newbuilding contracts with Daewoo Shipbuilding and Marine Engineering for the construction of two next-generation offshore WTIVs. The aggregate contract price is approximately $654.7 million. The vessels are expected to be delivered in the third quarter of 2024 and second quarter of 2025.
6.Assets Held for Sale
Assets held for sale at December 31, 2021 and December 31, 2020 were $0.0 million and $708.1 million, respectively.
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

During 2021, the Company completed its plan to exit the dry bulk sector and sale of its dry bulk fleet and recorded a gain on sale of $22.7 million primarily the result of an increase in the fair value of common shares of Star Bulk Carriers Corp. (“Star Bulk”) and Eagle Bulk Shipping Inc. (“Eagle”) received as a portion of the consideration for the sale of certain of our vessels to Star Bulk and Eagle. All Star Bulk and Eagle shares have been sold during 2021.

7.Leases
Marine Energy (acquired August 2021)
As of December 31, 2021, the Company is lessor for five self-propelled jack-up vessels which are time-chartered for an agreed period of time, generally between 2-9 months. There is a lease component of the hire and a service component. The service component involves maintenance of the vessel in a good condition together with the deployment of the crew classified as revenue under ASC 606. The Company has elected to apply the practical expedient under ASC 842 related to the lessor ability to combine lease and non-lease components as the performance obligations in relation to both the service element and lease element are satisfied ratably over the period of the contract. Therefore, such revenue is recorded on a straight-line basis.
The following are the current Company contracts, as lessee, that fall under ASC 842:
The Company leases two combination office space and warehouse facilities located in Great Yarmouth, UK and Taiwan
•Great Yarmouth, UK - 22,000 square feet, 15 year lease expiring in June 2027
•Taiwan - 2,500 square feet, 5 year lease expiring in February 2025

Operating lease right-of-use assets and lease liabilities for lease terms not qualifying for any exceptions as of December 31, 2021 are as follows (in thousands):

Description	Location in Balance Sheet	December 31, 2021
Assets:
Right of use assets	Other assets	$1,257

Liabilities:
Current portion - operating leases	Accounts payable and accrued expenses	$355
Non-current portion - operating leases	Other liabilities	$1,825
Maturities of operating lease liabilities for contracts with initial non-cancelable terms in excess of one year at December 31, 2021 are as follows (in thousands):

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

Year
2022	$468
2023	485
2024	474
2025	423
2026	423
Thereafter	97
Total lease payments	$2,370
Less: Imputed interest	(190)
Total present value of operating lease liabilities	$2,180
Less: Current portion	(355)
Non-current operating lease liabilities	$1,825

Post-acquisition period ended December 31, 2021
Operating lease costs	$117
The following table summarizes other supplemental information about the Company’s operating leases:

Post-acquisition period ended December 31, 2021
Weighted average discount rate	5.0%
Weighted average remaining lease term	5.3 years

Former Dry Bulk Operations (exited July 2021)
The following were the Company contracts under ASC 842 prior to ceasing operations:
As Lessor: Commercial pool/time charter out contracts
The Company’s dry bulk vessel revenues were primarily sourced from commercial pools, which along with time charters, fell under ASC 842. As lessor, the Company leased its vessels to pools, which managed the vessels in order to enter into transportation contracts with their customers, direct the use of the vessel, and enjoy the economic benefits derived from such arrangements.   Under the commercial pool agreements, the pool participants shared the revenue generated by the entire pool in accordance with a point system that allocates points to each vessel in the pool based upon performance, age and other factors. As a pool participant, the Company accounted for its vessels as assets and recorded lease revenue each period as the variability associated with lease payments is resolved. Please see Note 4, “Vessels” and Note 15, “Related Party Transactions.”
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
In March 2019, the Company became party to a three-way arrangement with simultaneously occurring, back-to-back charters whereby the Company chartered-in a 81,100 dwt, 2019 built Chinese vessel, CL Taizhou, from the vessel owner and simultaneously chartered it out to the Scorpio Kamsarmax Pool, or SKPL, a related party, at identical rates. The hire rate was tied to the BPI at 118% of BPI with an option to convert to a fixed rate.

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
In May 2019, the Company became party to a second three-way arrangement with the same parties whereby the Company chartered-in another 81,100 dwt, 2019 built Chinese vessel, CL Zhenjiang, from the vessel owner and simultaneously chartered it out to SKPL, at identical rates. The hire rate was tied to the BPI at 118% of BPI with an option to convert to a fixed rate.
In July 2019, the Company became party to a third three-way arrangement with the same parties whereby the Company chartered-in another 81,100 dwt, 2018 built Chinese vessel, CL Suzhou, from the vessel owner and simultaneously chartered it out to SKPL, at identical rates. The hire rate was tied to the BPI at 118% of BPI with an option to convert to a fixed rate.
In August 2019, the Company became party to a fourth three-way arrangement with the same parties whereby the Company chartered-in another 81,100 dwt, 2015 built Chinese vessel, CL Yangzhou, from the vessel owner and simultaneously chartered it out to SKPL, at identical rates. The hire rate was tied to the BPI at 118% of BPI with an option to convert to a fixed rate.
The above three-way charter-in and charter-out agreements were (i) negotiated as a package with the same commercial objective, (ii) with the amount of consideration to be received from the charter-out contract depending on the price of the charter-in contract, and (iii) the rights to use underlying assets conveyed in the contracts involving a single lease component. However, in accordance with the contract combination guidance in ASC 842 requiring that both contracts be entered into either with the same counterparty or with related parties in order to be combined, the respective charter-in and charter-out components of the agreement were accounted for as two separate lease contracts. Accordingly, the Company recognized the required operating lease right-of-use assets and the corresponding lease liabilities on the consolidated balance sheet. The charter out arrangement with SKPL for each of these vessels was terminated during the fourth quarter of 2020.
In July 2019, the Company became party to an arrangement whereby the Company chartered-in an 82,000 dwt, 2018 built Chinese vessel, Yangze 11, for 24 months at $12,000 per day and $12,500 per day, for the first and second years, respectively. The lease arrangement contained extension options for $13,000 per day and $14,500 per day for a third and fourth year, respectively. The lease agreement also provided options to purchase the vessel as soon as the end of the first year.
Operating lease right-of-use assets and lease liabilities for charter-in lease terms not qualifying for any exceptions as of December 31, 2020 (in thousands):

Description	Location in Balance Sheet	December 31, 2020
Assets:
Right of use assets	Other assets	$12,350

Liabilities:
Current portion - operating leases	Accounts payable and accrued expenses	$12,350
There were no remaining operating lease assets or liabilities for dry bulk charter-in contracts at December 31, 2021.
The following table summarizes lease cost (in thousands):

	Twelve months ended December 31, 2021*	Twelve months ended December 31, 2020	Twelve months ended December 31, 2019
Operating lease costs	$35,437	$21,824	$17,782
Variable lease costs	$33,072	$14,545	$10,642
Sublease income	$23,466	$20,430	$17,825
*results prior to ceasing dry bulk operations in July 2021
The following table summarizes other supplemental information about the Company’s operating leases:

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

	Twelve months ended December 31, 2020	Twelve months ended December 31, 2019
Weighted average discount rate	4.9%	4.9%
Weighted average remaining lease term	0.5 years	1.4 years
Cash paid for the amounts included in the measurement of lease liabilities for operating leases (in thousands)	$—	$15,287
Right-of-use assets obtained in exchange for new operating lease liabilities (in thousands)	$—	$50,296

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
8.Commitment and Contingencies
Legal Matters
The Company is periodically involved in litigation and various legal matters that arise in the normal course of business. Such matters are subject to many uncertainties and outcomes which are not predictable. At the current time, the Company does not believe that any legal matters could have a material adverse effect on its financial position or future results of operations and therefore has not recorded any reserves in relation thereto as of December 31, 2021.
Capital Commitments
The Company is currently under contract with Daewoo Shipbuilding and Marine Engineering for the construction of two next-generation offshore WTIVs. The aggregate contract price is approximately $654.7 million, of which $33.0 million has been paid. The vessels are expected to be delivered in the third quarter of 2024 and second quarter of 2025. At December 31, 2021, the estimated future payment dates and amounts are as follows (dollars in thousands):

	DSME1	DSME2
2022	$33,036	$32,440
2023	66,072	32,441
2024	198,218	64,881
2025	—	194,644
	$297,326	$324,406
Debt
See Note 11, Debt, to the consolidated financial statements for a schedule of debt and financing obligation payments as of December 31, 2021.
Performance Bonds
Under certain circumstances, the Company issues either advance payment or performance bonds upon signing a wind turbine installation contract. An advance payment bond protects the money being advanced to the Company by the client at the start of the project. The bond will protect the client for the full advanced amount should Seajacks default on the agreement. A performance bond can be issued to the client as a guarantee against the Company meeting the obligations specified in the contract. At December 31, 2021, there was approximately $31.6 million of bonds issued, of which $7.1 million was guaranteed by the Company and $24.5 million was guaranteed by the former owners of Seajacks, a related party.
Other
There are no material post-employment benefits for our executive officers or directors. By law, our employees in Monaco are entitled to a one-time payment of up to two months’ salary upon retirement if they meet certain minimum service requirements.
9.Accounts Payable and Accrued Expenses
Accounts payable and accrued expenses consist of the following:

	As of
(in thousands)	December 31, 2021	December 31, 2020
Accounts payable	$6,566	$4,695
Accrued operating	11,448	20,648
Accrued administrative	9,059	10,791
Accounts payable and accrued expenses	$27,073	$36,134

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
Accounts payable primarily consists of obligations to suppliers arising in the normal course of business. Accrued operating relates to obligations arising from operation of the Company’s owned vessels, such as operating costs. Accrued administrative relates to obligations that are corporate or financing in nature, such as payroll, professional fees, interest and commitment fees.

10.Common Shares
As of December 31, 2021 the Company had:
•Approximately 39.7 million common shares outstanding, the $0.01 par value of which is recorded as common stock of $1.1 million.
•Paid-in capital of $2.1 billion which substantially represents the excess net proceeds from common stock issuances over the par value as well as the amount of cumulative restricted stock amortization.
•Treasury stock of $0.7 million representing the cost at which the Company repurchased approximately 35.9 thousand shares.
Reverse stock split
On April 7, 2020, the Company effected a one-for-ten reverse stock split. All share and per share information has been retroactively adjusted to reflect the reverse stock split. The par value was not adjusted as a result of the reverse stock split.

Equity Issuance

In June 2020, the Company issued approximately 4.7 million shares (which includes the exercise in full of the underwriters’ option to purchase additional shares) of its common stock, par value $0.01 per share, at $18.46 per share in an underwritten public offering. Scorpio Services Holding Limited, a related party to the Company, purchased 950,000 common shares in the offering at the public offering price. The Company received approximately $82.3 million of net proceeds from the issuance.

In November 2021, the Company issued approximately 19.4 million shares of its common stock, par value $0.01 per share, at $9.00 per share in an underwritten public offering. Scorpio Services Holding Limited, a related party to the Company, purchased approximately 3.7 million common shares in the offering at the public offering price. In addition, Robert Bugbee (the Company’s President) and a non-executive director have agreed to purchase 222,222 and 11,111 common shares, respectively, at the public offering price. The Company received approximately $165.9 million of net proceeds from the issuance.

Share Repurchase Program

In January 2019, the Company’s Board of Directors authorized a new share repurchase program (the “Program”) to purchase up to an aggregate of $50.0 million of its common shares. During 2020 and 2021, the Company repurchased approximately 1.2 million of the Company’s common shares under the Program for an aggregate purchase price of approximately $18.2 million (or at an average purchase price of $15.71 per repurchased share) funded from available cash resources. The specific timing and amounts of the repurchases were in the sole discretion of management and subject to variation based on market conditions and other factors. The Company is not obligated under the terms of the Program to repurchase any of its common shares. The authorization has no expiration date. As of December 31, 2021, $31.9 million remained available under the Program.

In February 2021, the Company retired approximately 2.0 million or $74.1 million of treasury stock.

Dividends
During 2021 and 2020, the Company’s Board of Directors declared and paid quarterly cash dividends totaling $0.12 per share and $0.35 per share, or $1.7 million and $3.2 million, respectively.

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

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
11.Equity Incentive Plan
The Eneti Inc. 2013 Equity Incentive Plan, or the Plan, was approved by the Company’s Board of Directors and became effective on September 30, 2013 and was last amended to reserve additional common shares for issuance pursuant to the Plan on October 8, 2021. Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the Plan), unless otherwise provided by the Plan administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full. The Board of Directors may amend or terminate the Plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Shareholder approval of Plan amendments will be required under certain circumstances. As of December 31, 2021, we had reserved a total of 2,002,531 common shares for issuance under the Plan, subject to adjustment for changes in capitalization as provided in the Plan. The Plan is administered by the Company’s Compensation Committee. The Plan will remain in effect until the tenth anniversary of the date on which the Plan was adopted by the Board of Directors, unless terminated, or extended by the Board of Directors. After the termination date, no further awards shall be granted pursuant to the Plan, but previously granted awards will remain outstanding in accordance with their applicable terms and conditions.
Under the Plan, the Company is permitted to grant incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common shares.
Under the terms of the Plan, stock options and stock appreciation rights granted under the Plan will have an exercise price equal to the fair value of a common share on the date of grant, unless otherwise determined by the Plan administrator, but in no event will the exercise price be less than the fair value of a common share on the date of grant. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the Plan administrator, but in no event will they be exercisable later than ten years from the date of grant. The Company did not grant any option awards or stock appreciation rights under the Plan during the three years ended December 31, 2021.
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
The Company recorded share-based compensation expense of $12.2 million, $7.3 million, and $9.0 million for the years ended December 31, 2021, 2020 and 2019, respectively, related to restricted stock awards, which is included in General and administrative expenses in the Consolidated Statements of Operations.

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
A summary of activity for restricted stock awards during the three years ended December 31, 2021 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2018	375,364	$65.61
Granted	127,070	63.40
Vested	(136,948)	70.80
Forfeited	(500)	70.10
Outstanding at December 31, 2019	364,986	62.90
Fractional shares exchanged for cash upon reverse stock split	(37)	62.90
Granted	425,000	13.22
Vested	(149,342)	50.75
Forfeited	(800)	64.64
Outstanding at December 31, 2020	639,807	32.74
Granted	858,000	16.41
Vested	(548,612)	32.90
Forfeited	—	—
Outstanding at December 31, 2021	949,195	17.89
As of December 31, 2021, there was $13.7 million of total unrecognized compensation cost related to restricted stock awards. These costs are expected to be recognized over the weighted average period of approximately one and a half years. During 2021, restricted stock with a fair value of approximately $10.3 million vested.

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
12.Debt
The Company’s long-term debt consists of bank loans and financing obligations, summarized as follows:

	December 31,
(amounts in thousands)	2021	2020
$87.7 Million Subordinated Debt	$87,650	$—
$70.7 Million Redeemable Notes	53,015	—
$60.0 Million ING Revolving Credit Facility	—	—
$85.5 Million Credit Facility	—	21,974
$30.0 Million Credit Facility	—	24,881
$60.0 Million Credit Facility	—	23,746
$184.0 Million Credit Facility	—	49,641
$34.0 Million Credit Facility	—	30,536
$90.0 Million Credit Facility	—	22,340
$19.6 Million Lease Financing - SBI Rumba	—	15,614
$19.0 Million Lease Financing - SBI Tango	—	16,109
$19.0 Million Lease Financing - SBI Echo	—	16,259
$20.5 Million Lease Financing - SBI Hermes	—	17,763
$21.4 Million Lease Financing - SBI Samba	—	18,960
CMBFL Lease Financing	—	102,282
$45.0 Million Lease Financing - SBI Virgo & SBI Libra	—	39,375
AVIC Lease Financing	—	101,957
$67.3 Million Lease Financing	—	59,779
Total bank loans and financing obligations outstanding	140,665	561,216
Less: Current portion	(87,650)	(46,560)
	$53,015	$514,656

	December 31, 2021			December 31, 2020
(amounts in thousands)	Current	Non-current	Total	Current	Non-current	Total
Total bank loans and financing obligations, gross	$87,650	$53,015	$140,665	$46,560	$514,656	$561,216
Unamortized deferred financing costs	—	—	—	(657)	(6,075)	(6,732)
Total bank loans and financing obligations, net	$45,903	$508,581	$140,665	$45,903	$508,581	$554,484

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

The future principal and estimated interest payments (based on the interest rates in effect as of December 31, 2021) under the Company’s long-term debt over the next five years based on the Company’s existing credit facilities as of December 31, 2021 is as below.

(amounts in thousands)	Principal	Interest	Total
2022	$87,650	$9,638	$97,288
2023	53,015	1,072	54,087
2024	—	—	—
2025	—	—	—
2026	—	—	—
Thereafter	—	—	—
Total	$140,665	$10,710	$151,375
Credit Facilities
$87.7 Million Subordinated Debt
As part of the Seajacks transaction, the Company assumed $87.7 million of subordinated, non-amortizing debt due in September 2022 and owed to financial institutions with guarantees provided by the Sellers, which bears interest at 1.0% until November 30, 2021, 5.5% from December 1, 2021 and 8.0% from January 1, 2022.
$70.7 Million Redeemable Notes
As part of the Seajacks transaction, the Company issued subordinated redeemable notes totaling $70.7 million, with a final maturity of March 31, 2023 and which bear interest at 5.5% until December 31, 2021 and 8.0% afterwards.
In December 2021, $17.7 million of the notes were repaid.
$60.0 Million ING Revolving Credit Facility
As part of the Seajacks transaction, the Company entered into a $60.0 million senior secured non-amortizing revolving credit facility from ING Bank N.V. The credit facility, which includes sub-limits for performance bonds, and is subject to other conditions for full availability, has a final maturity of August 2022 and bears interest at LIBOR plus a margin of 2.45% per annum. Commitment fees on any unused portion of the credit line are 0.98% per annum. Any issuances of performance bonds under the facility reduces the amount of funds available for the Company to draw down by an equal amount.
The $60.0 Million ING Loan Facility is secured by, among other things: a first priority mortgage over the relevant collateralized vessels; a first priority assignment of earnings, and insurances from the mortgaged vessels for the facility; a pledge of the earnings account of the mortgaged vessels for the facility; and a pledge of the equity interests of each vessel owning subsidiary under the facility.
In addition to the credit agreements described above, which are in effect as of December 31, 2021, the following credit facilities agreements were either repaid in full or assigned to a third party during 2021.
$85.5 Million Credit Facility

On December 5, 2017, the Company entered into a senior secured credit facility for up to $85.5 million, which was used to finance a portion of the purchase price of six Ultramax vessels acquired in the fourth quarter of 2017. The facility had a maturity date of February 15, 2023 and bore interest at LIBOR plus a margin of 2.85% per annum.

$30.0 Million Credit Facility

On September 13, 2018, the Company entered into a senior secured credit facility for up to $30.0 million with ING Bank N.V. to refinance two of our Kamsarmax bulk carriers. The facility had a final maturity date of five years from drawdown date and bore interest at LIBOR plus a margin of 2.20% per annum.

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
$60.0 Million Credit Facility

On September 11, 2018, the Company entered into a senior secured credit facility for up to $60.0 million. The loan facility was used to finance 60% of the fair market value of two Ultramax dry bulk vessels and two Kamsarmax dry bulk vessels. The facility had a final maturity date of five years from drawdown date and bore interest at LIBOR plus a margin of 2.25% per annum.

$184.0 Million Credit Facility

On September 21, 2018, the Company entered into a senior secured credit facility for up to $184.0 million with Nordea Bank AB (publ), acting through its New York branch, and Skandinaviska Enskilda Banken AB (publ) to refinance up to 60% of the fair market value of six Ultramax dry bulk vessels and six Kamsarmax dry bulk vessels. The facility, which was comprised of a term loan of up to $104.0 million and a revolver of up to $80.0 million, had a final maturity date of five years from signing date and bore interest at LIBOR plus a margin of 2.40% per annum.

$34.0 Million Credit Facility
On October 3, 2018, the Company entered into a senior secured credit facility for up to $34.0 million with a leading European financial institution to refinance up to 62.5% of the fair market value of two Kamsarmax bulk vessels (SBI Jive and SBI Swing). The loan facility, which was comprised of a term loan up to $17.0 million and a revolver up to $17.0 million, had a final maturity date of seven years from signing date and bore interest at LIBOR plus a margin of 2.35% per annum.
$90.0 Million Credit Facility
On November 8, 2018, the Company entered into a senior secured credit facility for up to $90.0 million with Nordea Bank Abp, acting through its New York branch, and DVB Bank SE. The loan facility, which had a final maturity date of five years from the signing date and bore interest at LIBOR plus a margin of 2.35% per annum, was being used to finance 60% of the fair market value of six Ultramax dry bulk vessels.
$19.6 Million Lease Financing - SBI Rumba
On October 25, 2017, the Company closed a financing transaction with unaffiliated third parties involving the sale and leaseback of the SBI Rumba, a 2015 Japanese built Kamsarmax vessel, for consideration of approximately $19.6 million. As part of the transaction, the Company had to make monthly payments of $164,250 under a 9.5 years years bareboat charter agreement with the buyers, which the Company had the option to extend for a further six months. The agreement also provided the Company with options to repurchase the vessel beginning on the fifth anniversary of the sale and until the end of the bareboat charter agreement.
$19.0 Million Lease Financing - SBI Tango
On July 18, 2018, the Company closed a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Tango, a 2015 Japanese built Ultramax vessel, for consideration of  $19.0 million. As part of the transaction, the Company had to make monthly payments of $164,250 under a five-year bareboat charter agreement with the buyer. The agreement also provided the Company with options to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement.
$19.0 Million Lease Financing - SBI Echo
On July 18, 2018, the Company closed a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Echo, a 2015 Japanese built Ultramax vessel, for consideration of $19.0 million. As part of the transaction, the Company had to make monthly payments of $164,250 under a five-year bareboat charter agreement with the buyer. The agreement also provided the Company with options to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement.
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

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
The transaction also provided the Company with an option to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement.
$21.4 Million Lease Financing - SBI Samba
On April 15, 2019, the Company closed a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Samba, a 2015 Japanese built Kamsarmax vessel, for consideration of $21.4 million. As part of the transaction, the Company had to make monthly payments of $208,354 under a five-year bareboat charter agreement with the buyer. The transaction also provided the Company with the option to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement.
CMBFL Lease Financing
On May 24, 2019, the Company closed a financing transaction with CMB Financial Leasing Co., Ltd. involving the sale and leaseback of three Ultramax vessels and four Kamsarmax vessels. As part of this transaction, the Company agreed to bareboat charter-in the vessels for a period of seven years. In addition, the Company had purchase options beginning after the end of the third year of each bareboat charter agreement, as well as a purchase option for each vessel upon the expiration of each bareboat charter agreement.
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
This transaction also provided up to $1.5 million of financing for the installation of scrubbers for each of the vessels included. These were agreed to amortize at approximately $1,370 per day per vessel for the first 2 years and $685 per day per vessel for the following 2 years once drawn down.
AVIC Lease Financing
On June 27, 2019, the Company closed a financing transaction involving the sale and leaseback of three Ultramax vessels and on July 16, 2019, the Company closed a financing transaction involving the sale and leaseback of three additional Ultramax vessels to AVIC International Leasing Co., Ltd. As part of these transactions, the Company agreed to bareboat charter-in the vessels for a period of eight years and has purchase options beginning after the end of the second year of each bareboat charter agreement, as well as a purchase obligation for each vessel upon the expiration of each bareboat charter agreement.
This transaction also provided financing for the installation of scrubbers for each of the six vessels included at the lowest of (i) 82% of the scrubber market value, (b) 82% of the scrubber price and (c) approximately $1.6 million, which would amortize over 5 years at approximately $82,000 per quarter per vessel once drawn down.
$67.3 Million Lease Financing
On March 19, 2020, the Company closed the transactions to sell and leaseback two Ultramax vessels and on April 2, 2020, the Company closed a transaction to sell and lease back a Kamsarmax vessel to Ocean Yield ASA. As part of the transaction the Company agreed to bareboat charter-in the three vessels for periods of nine years, ten years and twelve years. The Company had several purchase options during the charter period of each agreement, as well as a purchase option for each vessel upon the expiration of the relevant agreement.
The transaction also provided financing for the installation of scrubbers for each of the vessels included at approximately $1.5 million, which would amortize over four years.
Financial Covenants under the Agreements Governing Our Indebtedness
Our credit facilities discussed above, have, among other things, the following financial covenants, as amended or waived, the most stringent of which require us to maintain:
•Minimum liquidity of not less than $30.0 million, of which $15.0 million must be cash.
•The ratio of net debt to adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”) calculated on a trailing four quarter basis of no greater than 2.50 to 1.00.

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
•The ratio of adjusted EBITDA to finance charges calculated on a trailing four quarter basis of at least 5.00 to 1.00.
•Solvency shall not be less than 50%.
•Minimum fair value of the collateral for the $60.0 Million ING Loan Facility, such that the aggregate fair value of the vessels collateralizing the credit facility be at least 200% of the aggregate commitment amount under such credit facility, or, if we do not meet these thresholds, to prepay a portion of the loan and cancel such available commitments or provide additional security to eliminate the shortfall.
Our credit facilities set out above have, among other things, the following restrictive covenants which would restrict our ability to:
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
As of December 31, 2021, we were in compliance with all of the financial covenants contained in the credit facilities and financing obligations that we had entered into as of that date.
Interest rates on all of the Company’s secured credit facilities during the year ended December 31, 2021 ranged from 2.4% to 5.0%. The Company records its interest expense as a component of Financial expense, net on its Consolidated Statements of Operations. For the years ended December 31, 2021, 2020 and 2019, Financial expense, net consists of:

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

	Year ended December 31,
(in thousands)	2021	2020	2019
Interest expense	$8,438	$29,557	$44,101
Amortization of deferred financing costs	658	3,667	6,915
Write off of deferred financing costs	7,196	3,088	681
Change in the fair value of interest rate caps	—	—	219
Other, net	68	506	238
	$16,360	$36,818	$52,154

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
13.Derivatives
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
The Company did not elect to designate any of its derivative instruments as hedging instruments under ASC 815, “Derivatives and Hedging”, and as such the gain or loss on the derivative was recognized in current earnings during the period of change and is included in Financial expense, net on the Consolidated Statements of Operations.
The interest rate caps expired at December 31, 2020. Prior to their expiration they would have been included in Other assets on the Company’s Consolidated Balance Sheet. There was no impact to interest expense in 2021 or 2020, but an increase to interest expense of approximately $0.2 million was recorded during 2019, representing the change in the fair value of these caps to Financial expense, net on the Consolidated Statements of Operations.

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
14.Equity Investments
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

Below is a table of equity investment activity (in thousands):

	Year Ended December 31,
	2021	2020
Beginning balance	$24,116	$173,298
Partial sale of investment in Scorpio Tankers	—	(42,711)
Gain (loss) from change in fair value of investment in Scorpio Tankers	3,491	(106,471)
Equity investments at fair value	$27,607	$24,116
Dividend income from Scorpio Tankers common stock	$862	$1,087

The following table represents summarized information regarding the Company’s equity investee as of December 31, 2021 and 2020 (in thousands):

	December 31, 2021	December 31, 2020
Total revenues	$540,786	$915,892
Operating (loss) income	(90,508)	245,334
Net (loss) income	(234,435)	94,124

Current assets	$289,227	$242,219
Non-current assets	4,724,742	4,916,405
Total assets	$5,013,969	$5,158,624
Current liabilities	$527,841	$406,175
Non-current liabilities	2,649,200	2,686,681
Total liabilities	$3,177,041	$3,092,856

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
15.Fair value of financial instruments
The carrying amount and fair value of financial instruments at December 31, 2021 and 2020 were as follows (in thousands):

		2021		2020
	Level	Carrying value	Fair Value	Carrying value	Fair Value
Financial assets:
Cash and cash equivalents	1	$153,977	$153,977	$84,002	$84,002
Equity investment - Common stock of Scorpio Tankers Inc.	1	27,607	27,607	24,116	24,116

Financial liabilities:
Bank loans, net	2	87,650	87,650	170,737	170,737
Redeemable notes	2	53,015	53,015	—	—
Financing obligation	2	—	—	383,747	383,747

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
The Company holds an equity investment consisting of approximately 2.16 million shares of common stock of Scorpio Tankers at an estimated fair value of $27.6 million.
The carrying value of our secured bank loans are measured at amortized cost using the effective interest method. The Company considers that the carrying value approximates fair value because (i) the interest rates on these instruments change with, or approximate, market interest rates and (ii) the credit risk of the Company has remained stable.
These amounts are shown net of $2.4 million of unamortized deferred financing fees on the Company’s consolidated balance sheet as of December 31, 2020. There were no such unamortized deferred financing fees at December 31, 2021.
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

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
These amounts are shown net of $4.3 million of unamortized deferred financing fees on the Company’s consolidated balance sheet as of December 31, 2020. There were no such unamortized deferred financing fees at December 31, 2021.
The carrying value of our redeemable notes approximate subordinated redeemable notes totaling $70.7 million, with a final maturity of March 31, 2023 and which bear interest at 5.5% until December 31, 2021 and 8.0% afterwards, to the former owners of Seajacks, who, in the aggregate, currently hold approximately 8.2 million common shares of the Company.
Certain of the Company’s assets and liabilities are carried at contracted amounts that approximate fair value. Assets and liabilities that are recorded at contracted amounts approximating fair value consist primarily of balances with related parties, prepaid expenses and other current assets, accounts payable and accrued expenses.

16.Related Party Transactions
The Company’s co-founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, and the Company’s Vice President, Mr. Filippo Lauro, are members of the Lolli-Ghetti family, which owns and controls the Scorpio group of companies, or Scorpio. Scorpio includes SSM, which has provided the Company with vessel technical management services, SCM, which has provided the Company with vessel commercial management services, SSH, which provides the Company and other related entities with administrative services and services related to the acquisition of vessels, and Scorpio UK Limited, or SUK, which has provided the Company with vessel chartering services. SSH also has a majority equity interest in a port agent that has provided supply and logistical services for the Company’s vessels operating in its regions. In 2009, Mr. Emanuele Lauro also co-founded Scorpio Tankers (NYSE: STNG), a large international shipping company engaged in seaborne transportation of refined petroleum products, of which he is currently the Chairman and Chief Executive Officer. Mr. Emanuele Lauro also has a senior management position at Scorpio. The Company’s co-founder, President and Director, Mr. Robert Bugbee, is also the President and a Director of Scorpio Tankers and has a senior management position at Scorpio. The Company’s Vice President, Mr. Filippo Lauro and the Company’s Chief Operating Officer, Mr. Cameron Mackey, also hold the office of Vice President and Chief Operating Officer at Scorpio Tankers, respectively, and have senior management positions at Scorpio. From December 2018 to June 2021, Messrs. Emanuele Lauro, Robert Bugbee, Filippo Lauro and Cameron Mackey have served in similar capacities for Hermitage Offshore Services Ltd., formerly Nordic American Offshore Ltd.

Administrative Services Agreement

The Company entered into the Administrative Services Agreement with SSH for the provision of administrative staff, office space and accounting, legal compliance, financial and information technology services, as well as arranging drybulk vessel sales and drybulk purchases for the Company, including drybulk newbuildings.

Effective September 21, 2021, the Company entered into the Amendment No. 1 to Administrative Services Agreement with SSH, a related party, for the provision of administrative staff, office space and accounting, legal compliance, financial and information technology services for which we reimburse SSH for the direct and indirect expenses incurred while providing such services. The services provided to us by SSH may be sub-contracted to other entities.

In addition, SSH has agreed with us not to own any vessels engaged in seabed preparation, transportation, installation, operation and maintenance activities related to offshore wind turbines so long as the Amended Administrative Services Agreement is in full force and effect. The agreement may be terminated by either party providing three (3) months’ notice.

Master Agreement

The Company’s drybulk vessels have been commercially managed by SCM and technically managed by SSM pursuant to the Master Agreement, which may be terminated by either party upon 24 months’ notice, unless terminated earlier in accordance with its terms. In the event of a sale of one or more drybulk vessels, a notice period of three months and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change of control, including a sale of all or substantially all drybulk vessels, in which case a payment equal to 24 months of management fees will apply as was the case in the fourth quarter of 2020, when the Company’s Board of Directors authorized the Company, as part of its transition to a sustainable future, to sell its remaining drybulk vessels and exit the dry bulk sector during 2021. This fee was

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
considered as part of our assessment of the fair value less cost to sell of our remaining fleet, and is therefore included in the captions “Loss/write-down on assets held for sale – related party” in the Consolidated Statements of Operations, and “Assets held for sale” in the Consolidated Balance Sheet.
SCM’s commercial management services have included securing employment for the Company’s drybulk vessels in the spot market and on time charters. SCM also manages the Scorpio Pools (spot market-oriented vessel pools) including the Scorpio Ultramax Pool, the Scorpio Kamsarmax Pool and the currently inactive Scorpio Capesize Pool in which most of the Company’s owned, finance leased and time chartered-in drybulk vessels were employed and from which a significant portion of its revenue was generated. The Scorpio Ultramax Pool and the Scorpio Kamsarmax Pool participants, including the Company and third-party owners of similar drybulk vessels, pay SCM a pool management fee of $300 per vessel per day, plus a 1.75% commission on the gross revenues per charter fixture. The Company typically had balances due from the Scorpio Pools, consisting primarily of working capital, undistributed earnings and reimbursable costs. These receivables were either classified as current or non-current assets within the Consolidated Balance Sheet depending upon whether the associated drybulk vessel was expected to exit the pool within the next 12 months. The Company was also allocated general and administrative expenses from SCM.
During 2020, the Company time-chartered out four Kamsarmax drybulk vessels to the Scorpio Kamsarmax Pool for a period of 24-27 months at rates linked to the Baltic Panamax Index (“BPI”). The related income is recorded as Revenues in the Consolidated Statements of Operations.
For the commercial management of any of the Company’s drybulk vessels that did not operate in one of the Scorpio Pools, it pays SCM a daily fee of $300 per drybulk vessel, plus a 1.75% commission on the gross revenues per charter fixture, which are classified as voyage expenses in the Consolidated Statements of Operations.
SSM’s technical management services have included providing technical support, such as arranging the hiring of qualified officers and crew, supervising the maintenance and performance of drybulk vessels, purchasing supplies, spare parts and new equipment, arranging and supervising drydocking and repairs, and monitoring regulatory and classification society compliance and customer standards. As part of these services, the Company pays SSM, a related party, including certain subcontractors, for crew costs which are then distributed to the crew.
The Company paid SSM an annual fee of $160,000 plus charges for certain itemized services per drybulk vessel to provide technical management services for each of its owned or finance leased drybulk vessels, which is a component of vessel operating cost in the Consolidated Statements of Operations. In addition, representatives of SSM, including certain subcontractors, previously provided the Company with construction supervisory services while its drybulk vessels were being constructed in shipyards. For these services, SSM was compensated between $0.2 million and $0.5 million per drybulk vessel. Representatives of SSM, including certain subcontractors, provide supervisory services during drydocking, for which they are compensated.
On October 20, 2021, the Company entered into a support agreement with SSM pursuant to which SSM provides technical advice and services to us in connection with the construction of our newbuilding WTIV at Daewoo. In consideration for these services, we paid SSM a fee of $671,200, and thereafter, will pay a monthly fee in the amount of $41,667. These payments are being capitalized as a cost to build the vessel and are included in Vessels under construction, on the Consolidated Balance Sheet.

During the year ended 2021, the Company transferred the existing lease finance arrangements of the SBI Tango, SBI Echo, and SBI Hermes, Ultramax bulk carriers, and SBI Rumba and SBI Samba, Kamsarmax bulk carriers built in 2015, to affiliates of Scorpio Holdings Limited (“SHL”) for consideration of $16 million.

For the year ended December 31, 2021, the Company paid an aggregate $30.0 million to its senior management due to provisions in the employment contracts triggered by the acquisition of Seajacks. The Company was required to incur these costs at the time of the transaction in order to avoid adverse U.S. tax consequences. The U.S. senior executive officers receiving these payments have agreed not to receive salaries for a period of three years and bonuses for a period of four years.

The fees of certain consultants and the salaries of certain SUK employees are allocated to the Company for services performed for the Company.

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
The Company paid a related party port agent for supply and logistical services related to our drybulk vessels, which were charged as vessel operating costs.
The Company paid a related party bunker supplier for bunkers for our drybulk vessels, which were charged as voyage expenses.
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

As part of the Seajacks transaction, the Company issued subordinated redeemable notes totaling $70.7 million, with a final maturity of March 31, 2023 and which bear interest at 5.5% until December 31, 2021 and 8.0% afterwards, to the former owners of Seajacks, who, in the aggregate, currently hold approximately 8.2 million common shares of the Company.

The Company also assumed $87.7 million of subordinated, non-amortizing debt due in September 2022 and owed to financial institutions with guarantees provided by the former owners of Seajacks to whom the Company paid a fee of 0.3% of the outstanding balance through November 2021 and 5.0% afterwards.

For the years ended December 31, 2021, 2020 and 2019, the Company had the following transactions with related parties, which have been included in the Consolidated Statements of Operations (amounts in thousands):

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

	Twelve Months Ended December 31,
	2021	2020	2019
Vessel revenue
Scorpio Kamsarmax Pool	$10,754	$48,930	$69,368
Scorpio Ultramax Pool	5,638	81,683	133,655
Total vessel revenue	$16,392	$130,612	$203,023
Voyage expense:
SCM	$2,582	$1,449	$295
Bunker supplier	2,853	1,844	1,653
Total voyage expense	$5,435	$3,293	$1,948
Vessel operating cost:
SSM	$2,799	$11,547	$12,970
Port agent	293	399	267
Total vessel operating cost	$3,092	$11,946	$13,237
General and administrative expense:
SCM	$220	$71	$103
SSM	13	148	267
SSH	1,783	5,992	6,657
SUK	1,119	1,869	2,923
Eneti Senior Management	30,000	—	—
Travel provider	—	23	122
Total general and administrative expense	$33,135	$8,103	$10,072
Income (loss) from equity investment
Scorpio Tankers Inc.	$4,353	$(105,384)	$116,878
Loss (gain) on termination fees for assets held for sale
SCM	$4,582	$17,250	$414
SSM	(1,344)	17,789	400
SSH	(1,764)	1,764	—
Total write down on assets held for sale	$1,474	$36,803	$814
Financial expense, net
Marubeni Corporation	$782	$—	$—
INCJ, Ltd	680	—	—
Mitsui O.S.K, Lines Ltd.	50	—	—
Total financial expense, net	$1,512	$—	$—

At December 31, 2021 and December 31, 2020, we had the following balances with related parties, which have been included in the Consolidated Balance Sheet:

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

	December 31,
	2021	2020
Assets
Due from related parties-current:
Scorpio Kamsarmax Pool	$559	$7,355
Scorpio Ultramax Pool	1,566	7,522
Total due from related parties-current	$2,125	$14,877
Equity investment in Scorpio Tankers Inc.	$27,607	$24,116
Liabilities
Due to related parties-current :
Scorpio Kamsarmax Pool	$—	$2,193
Scorpio Ultramax Pool	—	1,014
SCM	107	281
SSM	—	96
SSH	—	373
Port agent	—	2
Bunker supplier	—	1,020
Total due to related parties-current	$107	$4,979
Redeemable notes:
Marubeni Corporation	$27,422	$—
INCJ, Ltd	23,857	—
Mitsui O.S.K, Lines Ltd.	1,736	—
Total redeemable notes	$53,015	$—

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
17. Income Taxes
Eneti Inc. is incorporated in the Republic of the Marshall Islands, and in accordance with the income tax laws of the Marshall Islands, we are not subject to Marshall Islands income tax. The Company, through its Seajacks business, operates in various countries and records income taxes based upon the tax laws and rates of the countries in which it operates and earns income.
The liability method is used to account for income taxes. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets, liabilities and tax loss carryforwards and are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to amounts which are more likely than not to be realized.
The Company is subjected to tax audits in the jurisdictions it operates in. There have been no adjustments assessed to the Company in the past and the Company believes there are no uncertain tax positions to consider.
Income tax expense (benefit) for the twelve months ended December 31, 2021 consisted of the following components (dollars in thousands). There was no such expense (benefit) in 2020 or 2019.

Twelve Months ended December 31, 2021
Current
Foreign	$344

Deferred
Foreign	$—

Total	$344

Income (loss) before income taxes for the twelve months ended December 31, 2021 consisted of the following (dollars in thousands). There was no such expense (benefit) in 2020 or 2019.

Twelve Months ended December 31, 2021
Foreign	$20,571
Total	$20,571

The components of the Company’s net deferred tax asset at December 31, 2021 are as follows (dollars in thousands). There was no such deferred tax asset at December 31, 2020.

December 31, 2021
Deferred tax assets
Net operating loss and capital loss carryover	$54,726
Depreciation	61,110
Other	3,976
Total deferred tax assets	$119,812
Less: Valuation allowance	(119,812)
Total deferred tax assets, net of valuation allowance	$—
Total deferred tax liabilities	$—
Net deferred tax assets	$—

Under ASC 740, Income Taxes, the Company regularly assesses the need for a valuation allowance against its deferred taxes. In making that assessment, both positive and negative evidence is considered related to the likelihood of realization of the deferred tax assets to determine, based on the weight of available evidence, whether it is more-likely than not that some or all of its deferred tax assets will not be realized. In evaluating the need for a valuation allowance, the Company considered its

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
cumulative pre-tax loss in the United Kingdom jurisdiction over the previous years as a significant piece of negative evidence. Prevailing accounting guidance limits the ability to consider other subjective evidence to support deferred tax assets, such as projections of future profits, when objective verifiable evidence such as a cumulative loss exists. As a result, the Company recorded a full valuation allowance against its deferred tax assets.

Net operating loss carryforwards expire as follows (dollars in thousands):

	Amount	Years remaining
United Kingdom	$54,726	Indefinite
Total	$54,726

The effective tax rate amounts to 1,7% compared to a statutory income tax rate of the parent entity Eneti Inc. of 0%. The income tax expense only relates to the current income tax in the Japan jurisdiction as in the United Kingdom jurisdiction the group is in tax loss position and given the full valuation allowance on the deferred tax positions all deferred taxes movements are not recognized.

18.Segment Reporting
Marine Energy (acquired August 2021)

In August 2020, the Company announced its intention to transition away from dry bulk commodity transportation and towards marine based renewable energy. In July 2021, the Company completed its exit from the dry bulk commodity transportation business. Effective with the August 2021 acquisition of Seajacks, the Company’s sole business is principally engaged in the ownership, management and operation of five self-propelled jack up vessels primarily servicing the offshore wind turbine and oil and gas industries. The Company is organized into one operating segment, marine energy, through which the Company’s chief operating decision maker manages the Company’s business, assesses performance and allocates resources. Vessels are opportunistically marketed as multi-vessel solutions based upon market needs of all potential customers in all industries. They are marketed under a singular Seajacks brand name, and can be moved from one geographical area to another.
Former Dry Bulk Operations (exited July 2021)
Prior to the completion of its exit from the dry bulk commodity transportation business in July 2021, the Company was organized by vessel type into two operating segments through which the Company’s chief operating decision maker managed the Company’s business. The Kamsarmax and Ultramax Operations segments included the following:
•Kamsarmax - included vessels ranging from approximately 82,000 DWT to 84,000 DWT
•Ultramax - includes vessels ranging from approximately 60,200 DWT to 64,000 DWT
Although each vessel within its respective class qualified as an operating segment under U.S. GAAP, each vessel also exhibited similar long-term financial performance and similar economic characteristics to the other vessels within the respective vessel class, thereby meeting the aggregation criteria in U.S. GAAP. The Company therefore chose to present its segment information by vessel class using the aggregated information from the individual vessels.
The Company’s dry bulk vessels regularly moved between countries in international waters, over dozens of trade routes and, as a result, the disclosure of financial information about geographic areas is impracticable.
Corporate and other costs
Certain of the corporate income and general and administrative expenses incurred by the Company are not attributable to any specific segment. Accordingly, these amounts are included in the results below as “Corporate”.
The following schedule presents the Company’s sole operating segment, marine energy, and non-reportable reconciling items for the year ended December 31, 2021 (in thousands).

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

		Former Dry Bulk Business*
December 31, 2021	Marine Energy Segment	Kamsarmax	Ultramax	Corporate	Total
Revenue	$41,903	$51,260	$50,870	$—	$144,033
Voyage expenses	—	11,398	6,164	—	17,562
Vessel operating cost	28,233	7,124	17,149	—	52,505
Charterhire expense	—	31,657	2,344	—	34,001
Vessel depreciation	10,190	—	—	—	10,190
General and administrative expenses	10,033	525	1,208	72,188	83,954
(Gain on vessels sold) loss / write down on assets held for sale	—	(7,873)	(14,859)	—	(22,732)
Interest income	—	—	—	87	87
Gain on bargain purchase of Seajacks	—	—	—	57,436	57,436
Income from equity investment	—	—	—	9,735	9,735
Foreign exchange gain	—	—	—	1,120	1,120
Financial expense, net	—	—	—	(16,360)	(16,360)
(Loss) income before income taxes	(6,553)	8,429	38,864	(20,170)	20,571

*exited business in July 2021
The following schedule presents segment information about the Company’s former dry bulk operations for the years ended December 31, 2020 and 2019 (in thousands).

December 31, 2020	Kamsarmax	Ultramax	Corporate	Total
Vessel revenue	$67,047	$96,685	$—	$163,732
Voyage expenses	4,831	5,178	—	10,009
Vessel operating cost	30,542	62,264	—	92,806
Charterhire expense	18,620	2,487	—	21,107
Vessel depreciation	16,366	32,003	—	48,369
General and administrative expenses	1,891	3,908	19,872	25,671
Loss / write down on assets held for sale	168,171	327,242	—	495,413
Interest income	—	—	210	210
Income from equity investment	—	—	(105,384)	(105,384)
Foreign exchange loss	—	—	(348)	(348)
Financial expense, net	—	—	(36,818)	(36,818)
Segment loss	$(173,374)	$(336,397)	$(162,212)	$(671,983)

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

December 31, 2019	Kamsarmax	Ultramax	Corporate	Total
Vessel revenue	$86,192	$138,387	$—	$224,579
Voyage expenses	2,688	1,512	—	4,200
Vessel operating cost	33,816	67,305	—	101,121
Charterhire expense	13,498	3,726	—	17,224
Vessel depreciation	18,292	35,932	—	54,224
General and administrative expenses	2,083	4,152	25,738	31,973
Loss / write down on assets held for sale	7,353	29,936		37,289
Interest income	—	—	1,450	1,450
Income (loss) from equity investment	—	—	116,925	116,925
Foreign exchange gain (loss)	—	—	(115)	(115)
Financial expense, net	—	—	(52,154)	(52,154)
Segment income (loss)	$8,462	$(4,176)	$40,368	$44,654

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
Geographic Areas
The Company operates its marine energy business internationally, primarily in Europe and Asia. Please see Note 17, Revenues, for revenues attributed to geographic locations. Prior to the Company’s exit from the dry bulk business in July 2021, the dry bulk vessels regularly moved between countries in international waters, over dozens of trade routes and, as a result, the disclosure of financial information about geographic areas is impracticable.
Marine Energy
The following schedule presents geographic information about the Company’s long-lived assets assets at December 31, 2021 (in thousands):

Geographic Areas	December 31, 2021
Europe:
United Kingdom	$445,913
Total Europe	$445,913
Asia:
Taiwan	83
Japan	102,153
Total Asia	102,236
Total	548,149
Former Dry Bulk Operations (exited July 2021)
The following schedule presents identifiable asset information about the Company’s former dry bulk operations for the year ended December 31, 2020 (in thousands).
Identifiable assets, classified by the segment by which the Company operated, are as follows:

Identifiable assets
December 31, 2020
Held by vessel owning subsidiaries or allocated to segments:
Kamsarmax Held for sale	$265,331
Ultramax Held for sale	489,611
Held by parent and other subsidiaries, not allocated to segments:
Cash and cash equivalents	62,857
Other	50,396
Total identifiable assets	$868,195

19.Revenues

Revenue Analysis by Activity

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

	Year ended December 31,
$000s	2021	2020	2019
Seajacks business:*
Time charter revenue	$20,724	$—	$—
Service revenue	1,486	—	—
Project revenue	18,254	—	—
Construction supervision revenue	1,439	—	—
Total Seajacks revenue	41,903	—	—
Dry bulk business (sold) **	102,130	163,732	224,579
Total revenues	$144,033	$163,732	$224,579

*post-acquisition
** business exit completed by July 2021

Service revenue relates to catering and other similar costs incurred and recharged to the charterers and provision of vessel management services as part of the time charter arrangement. Project revenue relates to construction contract revenue.

Disaggregation of Seajacks Revenue

The following table disaggregates our revenue geographically, as we believe it best depicts how the nature, amount, timing and uncertainty of our revenue and cash flows are affected by economic factors. Revenue attribution is determined by location of project.

$000s	Year ended December 31,
Geographical analysis:	2021*
Asia:
Japan	18,979
China	16,050
Total Asia	35,029
Europe:
Netherlands	5,479
Total Europe	5,479
USA	1,395
Total Seajacks Revenue	$41,903

*post-acquisition

During 2021, revenue recorded from three major customers contributing more than 10% revenue each were ($000s): $18,979, $16,050 and $5,479.

Contract Assets and Liabilities

Contract assets include unbilled amounts when revenue recognized exceeds the amount billed to the customer under contracts where revenue is recognized over-time. There were no contract assets at December 31, 2021.

Contract liabilities consist of advance payments, billings in excess of revenue recognized and deferred revenue. All contract liabilities are expected to be realized within 12 months.

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

20.COVID-19

Since the beginning of the calendar year 2020, the ongoing outbreak of the novel coronavirus (COVID-19) that originated in China in December 2019 and that has spread to most developed nations of the world has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial and commodities markets. Future charter rates remain highly dependent on the duration and continuing impact of the COVID-19 pandemic. When these measures and the resulting economic impact will end and what the long-term impact of such measures on the global economy will be are not known at this time. The COVID-19 outbreak continues to rapidly evolve, with periods of improvement followed by periods of higher infection rates, along with the development of new disease variants, such as the Delta and Omicron variants, in various geographical areas throughout the world. As a result, the extent to which COVID-19 will impact the Company’s results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted.

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
21.Subsequent Events
Dividend

On February 23, 2022, the Company’s Board of Directors declared a quarterly cash dividend of $0.01 per share, paid on March 15, 2022, to all shareholders of record as of March 7, 2022.

Debt

$87.7 Million Subordinated Debt

In February 2022, the Company repaid the $87.7 million Subordinated Debt facility in its entirety and terminated the facility.

$60.0 Million ING Revolving Credit Facility

In March 2022, the Company drewdown $25 million of the available facility.

$175.0 Million Credit Facility

In March 2022, the Company entered into an agreement with DNB Capital LLC, Societe Generale, Citibank N.A., Credit Agricole Corporate and Investment Bank and Credit Industriel et Commercial for a five-year credit facility of $175 million (the “Credit Facility”).

The Credit Facility consists of three tranches: (i) a $75 million Green Term Loan (the “Term Loan”), (ii) up to $75 million Revolving Loans (the “Revolving Loans”), and (iii) up to $25 million revolving tranche for the issuance of letters of credit, performance bonds and other guarantees (the “Letters of Credit”). The Credit Facility has a final maturity date of five years from the signing date, up to 100% of the amounts available under the Revolving Loans may be drawn in Euros and up to 50% of the amounts available under the Letters of Credit may be issued in Euros. The Term Loan tranche (once qualified as a green loan) bears interest at Term SOFR (along with a credit adjustment spread depending on duration of interest period) plus a margin of 3.05% per annum, the Revolving Loans tranche bears interest at Term SOFR (along with a credit adjustment spread depending on duration of interest period) plus a margin of 3.15% per annum, and the Letters of Credit tranche bears fees of 3.15% per annum. The amount available for drawing under the Revolving Loans is based upon 50% of contracted cash flows on a forward looking 30 months basis.Commitment fees on any unused portion of Revolving Loans and Letters of Credit are 1.26% per annum. The terms and conditions of the Credit Facility are similar to those set forth in the similar credit facilities of this type. The green loan accreditation process is supported by second party opinions from The Governance Group AS of Norway.