Form 20-F
period 2022-12-31
ENETI INC.
filed 2023-04-14
CIK 1587264

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
As of December 31, 2022, there were 38,446,394 outstanding shares of common stock, par value $0.01 per share.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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
•general domestic and international political conditions or hostilities, including the conflict between Russia and Ukraine;
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

In February 2021, the Acting Chair of the SEC issued a statement directing the Division of Corporation Finance to enhance its focus on climate-related disclosure in public company filings and in March 2021 the SEC announced the creation of a Climate and ESG Task Force in the Division of Enforcement (the “Task Force”). The Task Force’s goal is to develop initiatives to proactively identify ESG-related misconduct consistent with increased investor reliance on climate and ESG-related disclosure and investment. To implement the Task Force’s purpose, the SEC has taken several enforcement actions, with the first enforcement action taking place in May 2022, and promulgated new rules. On March 21, 2022, the SEC proposed that all public companies are to include extensive climate-related information in their SEC filings. On May 25, 2022, SEC proposed a second set of rules aiming to curb the practice of "greenwashing" (i.e., making unfounded claims about one's ESG efforts) and would add proposed amendments to rules and reporting forms that apply to registered investment companies and advisers, advisers exempt from registration, and business development companies.

The increase in shareholder proposals submitted on environmental matters and, in particular, climate-related proposals in recent years indicates that we may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us. If we do not meet these standards, our business and/or our ability to access capital could be harmed.

Additionally, certain investors and lenders may exclude shipping companies, such as us, from their investing portfolios altogether due to environmental, social and governance factors, which may affect our ability to develop as our plans for growth may include accessing the equity and debt capital markets.  If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide ranging ESG requirements. Members of the investment community are also increasing their focus on ESG disclosures, including disclosures related to greenhouse gases and climate change in the energy industry in particular, and diversity and inclusion initiatives and governance standards among companies more generally. As a result, we may face increasing pressure regarding our ESG disclosures. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

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

Since the beginning of 2020, the COVID-19 pandemic has negatively affected economic conditions, supply chains, labor markets, demand for certain shipped goods both regionally and globally, and has also negatively impacted and may continue to impact our operations and the operations of our customers and suppliers. Over the course of the pandemic, measures taken to mitigate the spread of the COVID-19 virus have included travel bans, quarantines, social distancing, limitations on public gatherings, impositions on supply chain logistics, lockdowns and other emergency public health measures, resulting in a significant reduction in overall global economic activity and extreme volatility in the global financial markets. Relatively weak global economic conditions during periods of volatility have and may continue to have a number of adverse consequences for the dry bulk shipping sectors. While many of the measures taken were relaxed starting in 2021, we cannot predict whether and to what degree emergency public health and other measures will be reinstituted in the event of any resurgence in the COVID-19 virus or any variants thereof.

In 2022, we experienced increases in crew wages and related costs, particularly in crew travel and medical costs and certain spares and stores and associated transport costs due to COVID-19. If a resurgence of COVID-19, including due to new variants, results in travel restrictions, supply chain disruptions, and other impediments to the orderly conduct of seaborne trade, such as those caused by China’s “zero-covid” policy, there may be an additional material adverse effect on our results of operations, cash flows and financial condition. Further, prolongment of the COVID-19 pandemic could also impact credit markets and financial institutions and result in increased interest rate spreads and other costs of, and difficulty in obtaining, bank financing and our ability to finance the purchase price of vessel acquisitions, which could limit our ability to grow our business in line with our strategy.

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

Although we do not expect that our vessels will operate in countries or territories subject to country-wide or territory-wide sanctions or embargoes imposed by the U.S. government and other authorities in violation of applicable sanctions laws and we endeavor to take precautions reasonably designed to mitigate the risk of such activities it is possible that our vessels may call on ports located, and/or otherwise operate in countries or territories subject to such sanctions, including on charterers’

instructions and/or without our consent. If such activities result in violation of applicable sanctions or embargo laws, we could be subject to monetary fines, penalties, suspension of our license to operate or other sanctions, and our reputation and the market for our ordinary shares could adversely affected.

The sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended, strengthened, or lifted over time, as is the case with the conflict in Ukraine. Current or future counterparties of ours may be or become affiliated with persons or entities that are now or may in the future be the subject of sanctions imposed by the U.S. Government, the European Union, and/or other international bodies. If we determine that such sanctions or embargoes require us to terminate existing or future contracts to which we, or our subsidiaries are a party or if we are found to be in violation of such applicable sanctions or embargoes, we could face monetary fines, we may suffer reputational harm and our results of operations may be adversely affected.

As a result of Russia’s actions in Ukraine, the U.S., EU and United Kingdom, together with numerous other countries, have imposed significant sanctions on persons and entities associated with Russia and Belarus, as well as comprehensive sanctions on certain areas within the Donbas region of Ukraine, and such sanctions apply to entities owned or controlled by such designated persons or entities. These sanctions adversely affect our ability to operate in the region and also restrict parties whose cargo we may carry. Sanctions against Russia have also placed significant prohibitions on the maritime transportation of seaborne Russian oil, the importation of certain Russian energy products and other goods, and new investments in the Russian Federation. These sanctions further limit the scope of permissible operations and cargo we may carry.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2022, and intend to maintain such compliance, there can be no assurance that we will be in compliance with all applicable sanctions and embargo laws and regulations in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties, or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of their actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common shares may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

Crew members, suppliers of goods and services to a vessel, lenders, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting or attaching a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flows and require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our vessels. Under some of our present charters, if the vessel is arrested or detained (for as few as 14 days) as a result of a claim against us, we may be in default of our charter and the charterer may terminate the charter, which will negatively impact our revenues and cash flows.

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
Our fleet consists of five WTIVs. If any of the vessels remains idle without charter or is taken out of operation, due to, for example, one of the risks described in this annual report materializing, this could materially impact our business, prospects and financial results and condition, including our ability to be compliant with the financial covenants pursuant to our financing arrangements.
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
As a Marshall Islands corporation with our headquarters in Monaco, and with a majority of our subsidiaries being Marshall Islands entities and also having subsidiaries in other offshore jurisdictions, our operations may be subject to economic substance requirements, which could impact our business.

We are a Marshall Islands corporation with our headquarters in Monaco. A majority of our subsidiaries are Marshall Islands entities. These jurisdictions have enacted economic substance laws and regulations with which we may be obligated to comply. We believe that we and our subsidiaries are compliant with Marshall Islands economic substance requirements. However, if there were a change in the requirements or interpretation thereof, or if there were an unexpected change to our operations, any such change could result in noncompliance with the economic substance legislation and related fines or other penalties, increased monitoring and audits, and dissolution of the non-compliant entity, which could have an adverse effect on our business, financial condition or operating results.
EU Finance ministers rate jurisdictions for tax rates and tax transparency, governance and real economic activity. Countries that are viewed by such finance ministers as not adequately cooperating, including by not implementing sufficient standards in respect of the foregoing, may be put on a “grey list” or a “blacklist”. As of December 31, 2022, Monaco and the Marshall Islands remained "white-listed" by the EU. However, on February 14, 2023, the Marshall Islands was placed by the EU on its list of non-cooperative jurisdictions for tax purposes, with the EU listing the Marshall Islands, among others, as “facilitating offshore structures and arrangements aimed at attracting profits without real economic substance.” At present, the impact of being included on the list of non-cooperative jurisdictions for tax purposes is unclear. Although we understand that the Marshall Islands is committed to full cooperation with the EU and expects to be moved back to the "white list" in October 2023, subject to review by the EU Council, there is no assurance that such a reclassification will occur.
If the Marshall Islands is not removed from the list and sanctions or other financial, tax or regulatory measures were applied by European Member States to countries on the list or further economic substance requirements were imposed by the Marshall Islands, our business could be harmed.
EU member states have agreed upon a set of measures, which they can choose to apply against grey or blacklisted countries, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states' efforts to develop a more coordinated approach to sanctions for the listed countries. EU legislation prohibits EU funds from being channeled or transited through entities in countries on the blacklist. Other jurisdictions in which we operate could be put on the blacklist in the future.
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
Cyberattacks may result in disruptions to our operations or in business data being temporarily unreadable, and cyber criminals may demand ransoms in exchange for de-encrypting such data. As cyberattacks become increasingly sophisticated, and as tools and resources become more readily available to malicious third parties, there can be no guarantee that our actions, security measures and controls designed to prevent, detect or respond to intrusion, to limit access to data, to prevent destruction or alteration of data or to limit the negative impact from such attacks, can provide absolute security against compromise.
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
Despite our efforts to ensure the integrity of our systems and prevent future cybersecurity attacks, it is possible that our business, financial and other systems could be compromised, especially because such attacks can originate from a wide variety of sources including persons involved in organized crime or associated with external service providers. Those parties may also attempt to fraudulently induce employees, customers or other users of our systems to disclose sensitive information in order to gain access to our data or use electronic means to induce the company to enter into fraudulent transactions. A successful cyber-attack could materially disrupt our operations, including the safety of our vessel operations. Past and future occurrences of such attacks could damage our reputation and our ability to conduct our business, impact our credit and risk exposure decisions, cause us to lose customers or revenues, subject us to litigation and require us to incur significant expense to address and remediate or otherwise resolve these issues, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
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
Further, data protection laws apply to us in certain countries in which we do business. Specifically, the EU General Data Protection Regulation, or GDPR, which was applicable beginning May 2018, increases penalties up to a maximum of 4% of global annual turnover for breach of the regulation. The GDPR requires mandatory breach notification, the standard for which is also followed outside the EU (particularly in Asia). Non-compliance with data protection laws could expose us to regulatory investigations, which could result in fines and penalties. In addition to imposing fines, regulators may also issue orders to stop processing personal data, which could disrupt operations. We could also be subject to litigation from persons or corporations allegedly affected by data protection violations. Violation of data protection laws is a criminal offence in some countries, and individuals can be imprisoned or fined. Any violation of these laws or harm to our reputation could have a material adverse effect on our earnings, cash flows and financial condition.
Moreover, cyberattacks against the Ukrainian government and other countries in the region have been reported in connection with the recent conflict between Russia and Ukraine. To the extent such attacks have collateral effects on global critical infrastructure or financial institutions, such developments could adversely affect our business, operating results and financial condition. At this time, it is difficult to assess the likelihood of such threat and any potential impact at this time.
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
Certain of our subsidiaries are resident for taxation purposes in the United Kingdom and so are subject to corporation tax in the United Kingdom on their income. However, we have significant tax losses and other deferred tax assets for United Kingdom tax purposes, that are currently subject to a full valuation allowance, but that we expect to be available (subject to the operation of the United Kingdom’s rules restricting the use of carried-forward losses) to offset the United Kingdom corporation tax that we would otherwise be required to pay until these tax attributes are exhausted. Most of these tax attributes were generated by entities in the Seajacks group prior to its acquisition by us and it is possible that the availability or quantity of these tax attributes could be challenged by the tax authorities. It is also possible that changes in our business, organizational structure or capitalization, or future financing transactions, could significantly limit or eliminate these tax attributes, although we expect that we will be able to conduct ourselves in a manner such that this will not occur. These considerations, as well as changes in tax laws, applicable tax rates and market factors affecting expected future revenue and operating expenses, may impact our future taxation and profitability and our actual outcomes may differ from our estimates and judgements made which could result in all or part of the deferred tax assets remain unutilized or become unavailable.
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
For our 2023 taxable year and subsequent taxable years, whether we will be treated as a PFIC will depend upon the nature and extent of our operations. Our income from wind turbine installation should be treated as services income for purposes of determining whether we are a PFIC. Accordingly, we believe that our income from wind turbine installation should not constitute passive income, and the assets that we own and operate in connection with the production of that income should not constitute passive assets. However, no assurance can be given that we would not constitute a PFIC for any taxable year if there were to be changes in the nature and extent of our operations.
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
The loans under our secured credit facilities are generally advanced at floating rates, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow.
Please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk - Interest Rate Risk.”
We are leveraged, which could significantly limit our ability to execute our business strategy and we may be unable to comply with our covenants in our credit facilities that impose operating and financial restrictions on us, which could result in a default under the terms of these agreements.
As of December 31, 2022, we had $65.6 million of outstanding indebtedness under our credit facility.

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
Recent and Other Developments
Quarterly Dividend

On February 9, 2023, the Board declared a quarterly cash dividend of $0.01 per share on our common shares.

Award of New Contracts

During the first quarter of 2023, Seajacks UK Limited, a wholly-owned subsidiary, signed a contract in NW Europe for between 41 and 53 days of employment for one of its NG2500-class vessels that will generate between approximately $3.3 million and $4.1 million of revenue in 2023.
During the fourth quarter of 2022, Seajacks UK Limited (i) signed two new contracts in NW Europe for between 75 and 102 days of employment for one of its NG2500-class vessels that will generate between approximately $5.7 million and $7.1 million of revenue in 2023, (ii) negotiated additional extensions for another NG2500-class vessel which have generated an additional €2.9 million over the fourth quarter of 2022 and first quarter of 2023, and (iii) extended an existing contract for its NG14000X-class vessel which has generated an additional €2.6 million of revenue during the first quarter of 2023.
During the fourth quarter of 2022, Seajacks UK Limited signed a contract with an undisclosed client to transport and install turbines for a project commencing in the first half of 2025. The contract will be performed by the Company’s first of two NG16000X WTIVs currently under construction at Daewoo Shipbuilding and Marine Engineering in Korea. The vessel, to be named “Nessie”, will be delivered by the shipyard during the fourth quarter of 2024. Inclusive of mobilization beginning early in the first quarter of 2025, the engagement is expected to be between 226 and 276 days and generate approximately €60 million to €73 million of net revenue after forecasted project costs.

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
Our current fleet consists of five WTIVs that are currently on-the-water. Certain WTIVs in our current fleet are also employed in the maintenance of existing offshore wind turbines and are also suitable to employment servicing offshore oil and gas installations. In addition, we have two contracts with Daewoo Shipbuilding and Marine Engineering (“Daewoo”) for the construction of two newbuilding WTIVs that we expect to take delivery of during the fourth quarter of 2024 and second quarter of 2025 (the “Newbuilding WTIVs” or our “newbuilding program”).
We were formed by the Scorpio group of companies, with an affiliate of the Scorpio group remaining one of our principal shareholders, and completed our initial public offering and commenced trading on the NYSE in 2013. From March 2013 through July 2021, we were an international shipping company that owned and operated dry bulk carriers. Since then we have shifted our focus from the dry bulk commodity transportation business to focus on serving the offshore wind and marine-based renewable energy industry, through the acquisition and operation of WTIVs. In July 2021, we completed our exit from the business of dry bulk commodity transportation by selling the last of the 49 vessels that were previously in our fleet. In August 2021, we completed the transformational Seajacks Transaction, as defined and described below, through which we acquired our current fleet of five WTIVs, becoming the only NYSE-listed company that exclusively owns and operates WTIVs.
In addition to the ownership and operation of our fleet, we, through one of our wholly-owned subsidiaries, serve in a technical advisory role to Dominion Energy, on the construction of the first WTIV being constructed in the United States under the U.S. Jones Act.
Our Common Shares are listed for trading on the NYSE under the symbol "NETI."

Our Fleet
The following tables set forth certain summary information regarding our Operating Fleet as of the date of March 31, 2023:
Operating Fleet

Vessel	Seajacks Scylla	Seajacks Zaratan	Seajacks Hydra	Seajacks Leviathan	Seajacks Kraken
Design	NG14000X	NG5500C	NG2500X	NG2500X	NG2500X
Delivery	Nov 2015	May 2012	June 2014	June 2009	March 2009
Yard	Samsung Heavy Industries	Lamprell Energy Limited	Lamprell Energy Limited	Lamprell Energy Limited	Lamprell Energy Limited
Flag	Panama	Japan	Panama	Panama	Panama
Length overall (m)	139	109	75	75	75
Width (m)	50	41	36	36	36
Main crane capacity (t)	1,540	800	400	400	300
Main deck area (m2)	4,600	2,000	900	900	900
Turbine carrying capacity	12-14MW class	9.5MW class	4MW class	4MW class	4MW class
Max POB (pax)	130	90	100	140	90
Leg length (m)	105	85	85	85	85
Services	WTG installation Jacket and XXL monopile installation	WTG installation and maintenance Substation support Pre-piling	Hook up and commissioning support Accommodation support WTG Maintenance	Well intervention support Accommodation support WTG Maintenance	Hook up and commissioning support Accommodation support WTG Maintenance
Seajacks UK are an East Anglian based offshore installation company committed to building the world’s most advanced and versatile fleet of self-propelled jack-up vessels equipped to service the demands of the offshore wind industry. Our on and offshore crews work in full conjunction with all of our clients, looking to provide the most cost-effective solutions in the safest environments possible.
Seajacks UK has a fleet of 5 GustoMSC designed vessels, all capable of installing and maintaining offshore wind farms in harsh conditions. Seajacks fleet includes Seajacks Kraken, Seajacks Leviathan, Seajacks Hydra, Seajacks Zaratan and Seajacks Scylla.
Seajacks utilize DP2 positioning for fast and efficient rig moves, with no need for tugs means there is year-round operating ability in the harsh conditions of the Southern North Sea. The DP2 systems make all of the vessels fully capable of driving their four legs into the seabed, providing them with a steady platform and ensuring they remain uncompromised by the conditions of the sea below.
Technical and Commercial Highlights about our Fleet

Seajacks Scylla
Since delivery in 2015, Seajacks Scylla is currently Seajacks’ largest vessel. Seajacks Scylla has installed a total of 246 WTGs and 232 foundations (transition piece, monopile and jacket) in both European and Asian waters.
With the ever-increasing size of the offshore wind farms, it is imperative to have an efficient jack-up vessel which can work in deeper waters. Utilizing a deck space of over 4,600m², Seajacks Scylla can transport and install 4 12MW wind turbine generators (WTGs) per cycle. Seajacks Scylla also has the capacity to transport and install 2 jacket foundations per cycle as per the recently completed Moray East project.
Seajacks Zaratan
Since delivery in 2012, Seajacks Zaratan has installed a total of 109 WTGs, 113 monopile foundations and 100 transition pieces in European and Asian waters.
After meeting stringent Japanese flag requirements, Seajacks Zaratan sails under the coveted Japanese flag.
The growing offshore wind market in Japan coupled with a lack of jack-up vessels operating under the Japanese flag (a requirement for offshore wind contractors when working in Japanese territorial waters) places Seajacks Zaratan in a strong position for winning future contracts.
Seajacks Hydra
Working mainly to support offshore substation maintenance since delivery in 2014, Seajacks Hydra has supported a total of 56 operations and maintenance (O&M) campaigns and commissioned 18 WTGs in European waters.
Seajacks Hydra also has a safety case which enables her to support the maintenance and decommissioning of oil and gas platforms.
Seajacks Kraken
Seajacks’ first vessel, Seajacks Kraken, has worked primarily in the oil and gas industry since delivery in 2009.
Seajacks Kraken has provided accommodation support in Canadian waters for ExxonMobil as well as decommissioning support in European waters, mainly the Southern North Sea. Seajacks Kraken most notably played a major part in the Shell ONEgas campaign, supporting the servicing of more than 50 platforms over a 3 year period to increase their productive life.
Seajacks Leviathan
Since delivery in 2009, Seajacks Leviathan has completed the most rig moves out of all Seajacks’ vessels, a total of 1,939. This can be attributed to the multiple charter party contracts such as the Spring campaign in the Southern North Sea where Seajacks Leviathan was contracted by three offshore wind farm owners to conduct maintenance and repairs in a time efficient manner.
Due for completion in April 2023, Seajacks Leviathan will have an extended accommodation block for up to 140 crew. This puts Seajacks Leviathan in a strong position for future projects requiring accommodation support during maintenance and installation campaigns.
Chartering Strategy and Employment of Our Fleet
We seek to employ our vessels on short-term time charters, and may employ our vessels on multi-year charters for larger windfarm installation projects. We charter our vessels on a dayrate basis for short-term charters, and for a fixed project fee for multi-year charters. Our charters are with a number of different charterers and expire on different dates over a period of time. Our vessels are primarily employed to install offshore wind turbines and provide operational support and maintenance services to the offshore oil and gas industry. We believe that our chartering strategy allows us to maximize charter coverage and minimize downtime between charters.
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
Seasonality
We operate our WTIV vessels in markets that have historically exhibited seasonal variations in demand and boom-bust cycles and, as a result, variable charterhire rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The market is typically stronger in the spring and summer months when weather conditions are more favorable for offshore activities. As a result, revenues of European WTIV operators in general have historically been weaker during the fiscal quarters ended December 31 and March 31, and, conversely, been stronger in fiscal quarters ended June 30 and September 30. Due to global expansion, these trends may vary according to continental seasonality. This seasonality may materially affect our operating results and cash available for the payment of dividends.
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

Introduction
The offshore wind market in 2023 is currently characterized by its slow emergence from the energy crisis brought on by COVID and the war in Ukraine. However, deployments through the rest of the decade are expected to grow because of growing global ambitions for energy independence and decarbonization of economies. Although inflation is currently high, offshore wind prices have fallen continuously since the mid-2020s. Offshore wind is the most affordable technology to deliver the energy transition at scale. Consequently, governments have turned their attention from cost-reduction to new demands for offshore wind– accelerating deployment by reducing planning timeframes and increasing auctions, integrating offshore wind power into energy systems and solving grid challenges.
Global Energy Context
The global energy context has been characterized by a period of volatility since the outbreak of the COVID pandemic in early 2020 and subsequent national lockdowns. The slowdown in economic activity resulted in record low power and gas prices during 2020. Prices then surged as economies emerged from the pandemic during 2021. Logistics bottlenecks, high Asian demand and restricted energy supply capacity added compounded the price rally as economic activity exceeded the available supply of gas and electricity.
The invasion of Ukraine by Russia in February 2022 added further volatility to energy prices amid fears of supply shortages and sanctions on the Russian energy sector. European markets, which are heavily dependent on Russian supplies were particularly affected. Monthly average electricity prices in Europe increased to over €400/MWh during the summer of 2022, around 10 times the long run mean prior to the pandemic (Figure 1).

Impact of the COVID pandemic and war in Ukraine on European electricity prices
Average day-ahead wholesale price €/MWh
600
500
400
300
200
100
0
2015
2016
2017
2018
2019
2020
2021
2022
2023
Russia invades Ukraine
Emerging from lockdowns
Record low prices
Pandemic declared

Figure 1. Impact of the COVID pandemic and war in Ukraine on European electricity prices

Global Response to the Energy Crisis
Responding to the rising energy prices and the need to decouple economies from global energy prices, governments are introducing a range of policy packages to both accelerate the energy transition and generate new economic growth. These policies include:
•Fit for 55 (EU, 2021): A package of policies aimed at: reducing greenhouse gas emissions by 55% by 2030, increasing overall renewables targets to 40% by 2030, reducing the carbon intensity of shipping fuels and eliminating emissions for cars and vans. Fit for 55 builds on the European Green Deal (2019): a set of proposals for a competitive and sustainable economy that ensures no net greenhouse gas emissions by 2050 and the decoupling of economic growth from resource usage.
•The Glasgow Climate Pact (2021): Endorsed at the COP26 summit in November 2021 by the nearly-200 signatories to the Paris Agreement, the pact calls on parties to revisit and strengthen their 2030 emissions reduction targets and achieve net-zero greenhouse gas emissions by 2050.
•REPowerEU (EU, 2022): A plan to rapidly reduce dependence on Russian fossil fuels and fast forward the green transition. It aims to tackle slow and complex permitting for major renewables projects and make targeted amendments to the Renewable Energy Directive to recognize renewable energy as an overriding public interest. Dedicated ‘go-to' areas for renewables will be put in place by Member States with shortened and simplified permitting processes in areas with lower environmental risks.
•British Energy Security Strategy, BESS (UK, 2022): Outlines accelerated ambition to deliver up to 50GW of offshore wind by 2030, including up to 5GW of innovative floating wind. Enabling actions include reducing consent times down to one year, strengthening the Renewable National Policy Statements to reflect the importance of energy security and net zero, and making environmental considerations at a more strategic level rather than project-by-project.
•Inflation Reduction Act (USA, 2022): A range of packages which: directs $393bn federal spending towards clean energy, including development of offshore wind transmission, maintains the developer's 30% ITC beyond 2026 for projects that meet socio-economic criteria, introduces new tax credits for domestic component and vessel manufacturers and provides a 10-year PTC of $3/kg for green hydrogen making it competitive with gray sources.
Impacts of the Energy Crisis on Supply Chains and Developers
Lockdown-induced facility closures and restrictions on the movement of people, raw materials and finished goods and rising inflationary pressure has created an unprecedented and challenging environment for the supply chain and project developers.
Turbine suppliers have been notably exposed, with both SGRE and Vestas reporting losses during 2022 due to input cost inflation compared to contracted prices, logistic challenges, and a slowdown in demand as developers struggle to make project profitable. In response, turbine prices have increased by around 20% since mid-2023 (Figure 2). Manufacturers have also introduced more stringent project selection criteria and tightened financial management to reduce commercial risk in face of commodity and transportation price volatility.
Additionally, in Q1 2023 SGRE reported a severe negative impact of €472m due to higher-than-expected maintenance costs and warranty provisions driven by an upward trend in component failure rates. The impacts are being felt across both offshore and onshore turbines and a range of components.
Some offshore developers have struggled to reconcile a project’s offtake contracts (e.g., state, government, or utility PPAs) with the rising CAPEX and debt pricing, notably for projects where CAPEX had not been locked in or hedged sufficiently prior to the escalatory period. Whilst offtake contracts may be index-linked, consumer-price indexes have been significantly below commodity and producer price inflation. Rising debt prices further erode project economics. Consequently, some projects are lobbying for changes to offtake terms and lenders have also become more diligent when scrutinizing projects.
As a result of these challenges, 2022 was a record-low year for investment in offshore wind. Around 800 MW across a handful of small projects reached a final investment decision (FID) in 2022 including South Fork in the US, Kita Kyushu Port in Japan and Golfe du Lion and Eolmed in France. 2022 saw the lowest volume of projects reaching FID in 10-years (Figure 3d).
Permitting Challenges
Project permitting has become increasingly complex due to cumulative environmental and social impacts both offshore and onshore as the volume of projects increases. Consequently, more consultation, analysis and frequent legal challenges have led to statutory permitting timescales being consistently exceeded. For example, in the UK projects in the East of England have faced judicial review challenges relating to cumulative impacts of onshore infrastructure. Other UK projects have been unable to obtain consents on the basis they will not adversely affect the integrity of the site and instead have sought consent based on the project's overriding public interest and the provision of compensatory measures to provide equivalent environmental benefits to the costs (e.g., artificial nesting sites).
The REPowerEu and BESS both contain actions to expedite permitting of offshore wind farms through improvements to legislation and planning, which may contribute towards reducing stubbornly long project cycle times (Figure 3b). Examples of regulatory reforms already in process include:
•The UK’s statutory permitting timeline is currently ~18 months but in some instances has exceeded 3 years. The UK government is proposing a series of measures to cut this down to one year: projects can be fast tracked if they meet initial quality standards; the examination phase will be reduced to 6 months and the HRA process will be revised.
•France: Policies include simplifying the procedures under local planning and environment codes and setting a maximum project examination target of 24 months, and 2.5 years for litigation. The bill also aims to simplify grid connection agreements and pool procedures for marine spatial planning and public participation for offshore wind, meaning a single debate process and reduced risk of appeals.
Positive Market Indicators
As previously discussed, the volume of projects making a final investment decision in 2022 has been at a record low due to the challenging market environment (Figure 3b). Between 2015-2021 the average annual rate has been nearly 5 GW per year. Several GW-scale projects including East Anglia 3, Moray West and Northland’s Hai Long were scheduled to reach FID in 2022 but will now reach the milestone in 2023.
Despite the short-term financial challenges, developers are acting on the imminent shortages in supply chain capacity, notably for installation vessels by entering into preferred supplier status and contracts earlier. Ørsted (February 2023) have also highlighted the potential of working closely with vessel operators to help ensure the future-proofing of installation assets through long-term visibility on component sizing.
In contrast to the near-term slowdown, the long-term outlook for offshore wind has increased, driven by the acceleration policies discussed above. The pipeline of projects that will meet this increasing demand received a record boost in 2022, more than twice that of 2010 when the UK’s Round 3 sites were awarded. Following several years of study and consultation, over 70 GW of site exclusivity agreements were signed with developers in 2022, and floating sites exceeded fixed for the first time (Figure 3a). Contributing to the pipeline were leasing rounds in Scotland, the USA, Electricity Business Licenses (EBLs) in South Korea, MACs in Ireland and the issue of priority rights in Italy.
Construction efficiency continued to improve during 2022 (Figure 3c), with offshore generating capacity being installed increasingly quickly due to increasing turbine sizes, manufacturing capabilities, vessel capability, project management and a drive to reach revenues quickly. Floating is just starting its learning journey and has a long way to go before reaching the speeds of fixed bottom installation, despite already deploying large turbines.

Figure 3. Offshore Wind Market Indicators. 1: Excludes China and any cancelled projects, 2: Europe only, excludes projects smaller than 30MW. All averages are weighted by project capacity. 3: Final Investment Decision (FID) is typically reached around 12 months after securing an offtake agreement (e.g., a CFD)

Hybrid Business Models
Offshore wind costs have declined dramatically since 2015, with many European auctions now procuring power at zero subsidy (Figure 4). In the new low or subsidy free era developers’ business models are increasingly reliant on alternative revenue streams such as corporate PPAs, some exposure to wholesale market prices, or a hybrid stack of state-backed, corporate and wholesale revenues.
For example, Ocean Wind’s 882 MW Moray West project secured a 15-year CfD for the delivery of 294 MW at 37.35£[2012]/MWh in the latest UK CfD allocation round (AR4) last year, having been unsuccessful in CfD AR3 in 2019. Ocean Winds are taking a hybrid approach and have signed a corporate PPA with Google for 100 MW (5 TWh) for 12 years. The remaining 488 MW will be exposed to market price unless additional PPAs are signed. Financial close was expected in Q4 2022 but is delayed to 2023.
Although the corporate PPA market is growing, terms are typically shorter and volumes smaller than available in state-backed offtake auctions, leaving developers exposed to more complex financing and higher risks, notably a challenge for very large projects.

Successful projects in recent European offshore wind tenders/auctions
Capacity (MW) and winning bid (EUR/MWh).
Floating
Fixed
EUR/MWh
Zero Bid (Market Price)
MW
EUR/MWh
3000
2500
2000
1500
1000
500
0
300
250
200
150
100
50
zero bid
NnG UK
Saint-Brieuc FR
HKZ 1&2 NL
HKZ 3&4 NL
Seagreen UK
Kaskasi DE
Arcadis Ost 1 DE
Fécamp FR
Calvados FR
HKN NL
Dogger Bank A UK
PGL FR
Bork.Riff. 3 DE
Gode Wind 3 DE
Baltic Eagle DE
Vesterhav Nord/Syd DK
Golfe du Lion FR
EolMed FR
Dogger Bank B UK
Moray West UK
He Dreiht DE
Noirmoutier FR
Dogger Bank C UK
Sofia UK
Inch Cape UK
HKW VII NL
EA3 UK
Windanker DE
Godewind (NSC) DE
Nordsee 2 DE
Wikinger Süd DE
Thor DK
Dieppe - Le Tréport FR
Hornsea 3 UK
Norfolk Boreas UK
TwinHub UK
N-7.2 DE
Bałtyk III PL
Bałtyk II PL
Baltica 2 PL
Baltica 3 PL
Baltic Power PL
C-Wind PL
B-Wind PL
FEW Baltic II PL
2020
Offshore Start Year
2033

Figure 4. Procurement prices and volumes at European auctions for projects entering construction between 2020 onwards.

New Auctions Models: Beyond Cost Reduction
Given the importance of cost reduction has weakened in mature markets, some governments are changing the auction’s evaluation criteria away from offtake price to promote innovation and sustainability via ‘beauty contests’ - qualitative assessments of a project’s environmental and socio-economic impacts. Some governments are also incorporating ‘negative subsidies’ whereby developers pay the government for rights to a site.
For example, the auction for the 1.4 GW Hollandse Kust (west) (HKW) sites VI and VII closed in 2022. The Dutch Ministry of Economic Affairs and Climate Policy (EZK) ran a no-subsidy auction using a combined qualitative assessment and financial offer. Qualitative criteria focused on likelihood of realization, production volume, ecological innovation (site VI) and energy system integration (site VII). The two latter criteria contributed 50% of the bid ranking. The financial bid component was capped at €50m and weighted score of 10%. 30 entities competed, with Site VI awarded to Shell and Eneco’s biodiversity enrichening proposal which incorporates migration corridors and natural reefs. Site VII went to RWE’s system integration proposal incorporating floating solar, green hydrogen, e-boilers and battery storage.
Germany has also revised its framework, introducing two auction pathways based on whether sites will be pre-examined by the government or not. It will be enacted from 2023, with multiple tender rounds per year.

	Site Investigation	Remuneration	Tender Design
Centrally pre-examined Sites	BSH ahead of tender	State: N/A Corporate PPAs
Approach: Financial plus Qualitative
Award Criteria and Max Score:
•Financial bid: 60 points.
•Decarbonization: 5 points to bidder with highest proportion of green hydrogen used in turbine manufacturing.
•Energy Production: 10 points
•Noise pollution during installation: 10 points
•Skilled workers: 10 points

Non-pre-examined Sites	Developer after the tender	Sliding Premium
Approach: Financial
Pre-qualification: 5-year PPA of at least 20% of installed capacity
Award: Lowest bidder.
Dynamic bidding: If multiple zero subsidy bids are submitted then bidding switches to a fee-based auction (€/MW).

Figure 5. New tender designs in Germany. Centrally pre-examined v Developer examined.

Transmission Trends and Challenges

Alongside offshore wind expansion, the offshore and onshore transmission grid poses a parallel challenge to ensure sufficient capacity is available to transport power to demand centers.
To date majority of projects are connected to the onshore grid radially via high-voltage alternating-current (HVAC) cable technology. High-voltage direct-current technology is becoming increasingly common as project distances from shore increase. HVDC reduces losses over long distances compared with HVAC and this decade will see deployment of 525 kV HVDC technology which can export up to 2 GW per circuit.
Germany has been a pioneer for HVDC offshore wind connections, with TSOs responsible for a coordinated offshore grid connecting multiple wind farms to shared converters. Elsewhere there is a growing emphasis on migration from radial connections to networked grids to reduce the volume of infrastructure needed, thereby tackling offshore spatial constraints, onshore connection constraints, reducing costs, limiting environmental and socioeconomic impacts, and aiding energy security.
The UK is currently planning a holistic network design (HND) including 15 landing points for 23 GW of offshore wind, and new offshore transmission lines to transfer power from Scotland to demand centers in the south (Figure 6). Although the design has a higher CAPEX than radial connections, it overcomes network constraint costs, thereby creating net benefit. The plan also identifies 11 onshore transmission projects that must be accelerated. Efficient consenting and quicker regulatory approvals for infrastructure are needed to meet required timeframes.

Legend
Existing network
Existing network upgrade
New onshore network infrastructure
New network need
New subsea network reinforcement
Other works
New offshore HVAC
New offshore HVDC
HND offshore wind farm
Onshore substation
All option routes and locations are for illustrative purposes only.
West of Orkney
N4
Caledonia
Marram
Morven
Bellrock
Berwick Bank
Machair
Gatroben
DB South (East)
DB South (West)
Morgan
Outer Dowsing
Mona
Morecambe
Celtic Sea x 3
TBA

Adapted from NationalGridESO (2022)

Figure 6. The UK's Holistic Network Design for projects connecting to 2030 and beyond

The US is also beginning to incorporate offshore grids. The third New York (NYSERDA) solicitation, with results expected Q1 2023, is calling for at least 2 GW of offshore wind that must feature HVDC and ‘meshed ready’ options. Similarly, the next New Jersey solicitation is being designed to ensure a single onshore transmission corridor.
Because of its geographical layout around sea basins (North, Baltic and Mediterranean Seas), Europe is particularly suited to networked grids. Many in development include large offshore hub or energy island concepts which connect to multiple windfarms and can incorporate international interconnectors and electrolysis potential, enabling energy security on an EU wide scale.
Belgium aims to build the world’s first energy island, connecting 3.5 GW of offshore wind in the Prinses Elisabeth Zone (PEZ). The island is located 40km offshore and comprises a concrete structure filled with sand, spanning five hectares. It hosts a small port, helicopter deck, substations, and interconnects with the UK and Denmark.
Offshore Wind Market Outlook
The project capacity entering construction and operations has increased by 60 GW since 2015 because of the technology’s scalability and falling costs. Cost reductions have been driven by both scale economies and lower unit costs due to fewer, larger wind turbines; supply chain development; increased competition and design optimization.
Globally there is currently 55.4 GW fully commissioned. China has now overtaken European leaders, the UK and Germany. 2020 was a particularly strong year for China, where projects were incentivized to start construction to meet national subsidy deadlines. China is typically a self-serving market, relying on domestic supply. However, recently Chinese suppliers such as MingYang have broached the international market with turbine supply contracts in small-scale projects in Italy (Taranto Windfarm, 3MW turbines) and Norway (Metcentre 11 MW turbine).

Currently 27.9 GW has reached FID or is under construction offshore with commissioning due in the near term.

Fully Commissioned Capacity end-2022
In Construction Phase, end-2022
55.4 GW
44%
25%
14%
5%
4%
4%
27.9 GW
33%
24%
9%
9%
8%
6%
4%
3%
China
United Kingdom
Germany
Netherlands
Denmark
Belgium
Vietnam
France
Others
Taiwan
South Korea
Japan
United States

Figure 7. Industry Status, end-2022

Acceleration Plans
Due to green COVID recovery programs and emphasis on improving energy security through renewable expansion following the invasion of Ukraine, there has been a ramp up in short and long offshore wind expansion and acceleration. Globally, announced offshore wind ambitions from governments total 602 GW. This figure includes only explicitly mentioned offshore wind targets and excludes individual Chinese province ambitions and implicit targets (e.g., net-zero) that are also likely to require offshore wind power. Europe, in particular, has recently accelerated and increased targets for 2030. Over the past year, Denmark has announced an additional 6 GW by 2030; Germany has increased targets to 30 GW by 2030 and 70 GW by 2045; the Netherlands has published an expanded 2030+ roadmap, which doubles previous ambition to 21 GW by 2032 enough to meet 75% of domestic electricity demand and they’ve initiated plans to reach 70 GW by 2050.
However, market uncertainty has also increased due to macroeconomic volatility following COVID-19 and the ongoing conflict in Ukraine, as well as supply chain disruptions and shortages, and inflation. Project timelines are already seeing delays in most markets with peaks shifting towards the right. For example, in the UK alone the timeline has slipped for Hornsea Three; East Anglia Hub consent was challenged by judicial review and construction start delayed by a year to 2026; Seagreen 1A did not secure a CfD in AR4 so planned installation delayed to 2025. In Taiwan the Greater Changhua project pushed back FID to 2024 due to knock on effects from COVID, and in the US the project Park City Wind adjusted its timeline to mitigate supply chain bottlenecks and high commodity prices.
Most countries are aiming for regulatory reforms to help streamline processes and reduce current project lead times of 8-10 years. But given the constraints and challenges mentioned Section 1, 4C Offshore models a more conservative buildout than would be required to meet the announced ambitions for 2030 (Figure 8), anticipating delays due to permitting, supply chain constraints, securing revenues, and grid connections.
Cumulative capacity underway is expected to increase five-fold to 268 GW by end-2030, up 193 GW from the capacity which was underway by end-2022 (Figure 9). To meet this 2030 forecast, an increasing FID rate of 4.5 GW/quarter (exc. China) is needed with CAGR of 15.7%.

Figure 9 Annual and cumulative global offshore wind capacity by offshore construction start, 2015-2030
Market leaders in 2030 are expected to be China with over 73 GW, based on provincial plans currently being laid out, and the UK with 37 GW. Germany and the Netherlands also remain in the top five alongside the US. Construction of the first commercial-scale US projects commenced last year, with volume significantly increasing from 2024 to almost 30 GW by 2030. The global outlook is set to diversify for buildout in other new and emerging markets including Japan, Vietnam, Poland, Ireland, Australia and Brazil.
With recent technology advancements, new emerging markets are typically bypassing small demo phases and heading straight to commercial scale. For instance, Australia and Brazil have multi-gigawatt proposals. It is nonetheless likely that these extremely large sites will be built in phases. The industry is seeing high levels of competition in emerging markets, with developers keen to secure sites early and influence regulatory frameworks. For example, in Australia, a regulatory licensing framework was introduced last year and the first licensing round was launched in early 2023. With growing momentum, Australia’s project pipeline has increased to 80 GW, including international developers Equinor, Ørsted, Shell, CIP, and Corio.
GW Floating Forecast
Floating wind represents opportunity to exploit larger resource areas with deeper water (<60m) and higher wind speeds or difficult seabed conditions, where fixed-bottom is unfeasible. There are currently 350 MW floating offshore wind installed post-FID, with the largest project being Hywind Tampen (95 MW), off the coast of Norway. Over this decade, projects of up to 500 MW are due to be deployed.
France is currently running multiple floating auctions of 250 MW scale, and Portugal announced a 10 GW floating wind target by 2030 in Q3 2022, while Italy is expected to target 5 GW by 2030, and Spain 1-3 GW by 2030. Market appetite can be illustrated by success in the UKs ScotWind leasing round with award of 15 GW floating leases as well as further leasing expected in the Celtic Sea. The first floating auction off California concluded end-2022 with five sites that could accommodate up to 8.1 GW awarded. The upcoming leasing auction in the US Central Atlantic will likely include some floating capacity (3 of 8 draft wind energy areas are in deep waters). South Korea’s strategy of going straight to GW-scale deployment with the help of large international developers will make it the leader in both 2030 and 2035.

In total, 54 GW of floating wind capacity is being targeted by governments. 4C forecasts that 14 GW of floating offshore wind capacity will be installed or underway by 2030, representing 8% of global offshore wind capacity. The forecast is contingent on effective cost reductions of floating wind and clearer government support to enable investment and reduce risk.
Offshore Wind Turbine Trends
Offshore wind turbines are horizontal axis turbines with three-bladed rotors and are much larger than onshore models. With recent developments, the size of current offshore turbines is doubling previous models and still continues its significant growth. The average turbine size in 2020 was around 7 MW in Europe; now, >15 MW models are expected towards the end of the decade. The largest offshore wind turbine installed is currently Siemens Gamesa’s 14 MW prototype, at the test center in Østerild, Denmark.
Figure 10: Illustration of The World's Biggest turbines (Source: Visual Capitalist, 2022)

The market has seen rapid progress in turbine technology, with larger turbines providing more energy in one rotation, hence reducing the cost per megawatt-hour. Three key Western OEMs have announced their 14-15 MW models, while Chinese OEMs’ have produced a 16 MW model and are planning an 18 MW one (Figure 11). Chinese turbine OEMs are looking ways to export to overseas markets, which will inevitably create price competition between them and Western OEMs. However, Western OEMs also entering into joint ventures to supply APAC markets and comply with local supply requirements. Chinese Manufacturer CSSC claims that 18 MW turbines would cut the number of units needed for a 1 GW wind farm by 13% compared to installing 16 MW models, and this creates CAPEX savings on both turbine supply and turbine installation.
Since Russia invaded Ukraine, wind turbine production costs have increased by as much as 40%, according to Wind Europe. The increased cost of raw materials is leading to prolonged negotiations between turbine OEMs and their customers, resulting in project delays. This challenging business environment of volatile commodity prices and inflation will likely continue throughout the year. In SGRE’s preliminary results for Q1 of FY 2023, charges of €472 million reflect the outcome of evaluating the installed fleet; the company ‘detected a negative development of failure rates in specific components resulting in expected higher warranty and service maintenance costs than previously estimated’.

Turbine Manufacturer		MW	Rotor Diameter (m)	Blade Length (m)	First Commercial Commissioning
GE Renewable Energy	Haliade-X	14	220	107	To be installed in Dogger Bank C in 2024
Vestas	V236-15.0 MW	15	236	116	First prototype generated power in December 2022
Siemens Gamesa Renewable Energy	SG14-236 DD	14	236	115	Serial Production in 2024
Mingyang Smart Energy	MySE 16.0-242	16	242	118	Prototype installation in the first half of 2023 and commercial production in the first half of 2024
	MySE 18.X-28X	18	280+	140	No indication of production timelines
CSSC	H260-18MW	18	260	128	Components rolled out, no date for commercial use
Figure 11: Latest and biggest offshore wind turbine models, comparison
The growing physical dimensions of turbine components increases demands placed on the jack-up fleet which installs them. As rotor diameters increase, tower heights and thus weights also increase. Nacelle weight increases with rated turbine capacity, although innovations in drive trains and design optimization mean this trend is not linear (Figure 12).
According to the International Energy Association (EIA), offshore wind requires 15.5 tonnes of critical minerals per MW of capacity. These minerals include copper, zinc, manganese, chromium, nickel, and molybdenum, along with rare earth minerals. Turbine manufacturers are looking towards recyclable turbines blades, made of a new type of resin which allows it to be separated from other components, making the materials reusable. Siemens Gamesa’s recyclable blades have been installed on Kaskasi, and Hollandse Kust Zuid. GE Renewable Energy has committed to zero-waste blades by 2030, and Vestas by 2040.
Figure 12: Offshore wind turbine physical dimension trends

Cost of Offshore Wind: LCOE & CAPEX

The levelized cost of electricity (LCOE ) is the lifetime average cost per unit of electricity produced. It accounts for all capital, financing and operational costs over the lifetime of the project and discounts them to the present value . The graph below shows the modelled LCOE trend for projects in 4C’s database . Technology developments, changes in financing costs, competitive auctions, and cluster effects have facilitated rapid cost reductions in offshore wind. Differences between geo-regions can be attributed to emerging market risks, supply chain development, input costs and wind speeds.

Capital Expenditure (CAPEX) is the cost of all activities up until the works completion date and the largest contributor to lifecycle costs, at approximately 60-65% of LCOE. CAPEX breakdown is shown on the Figure 14, with turbine supply making up 40%. Increasing CAPEX due to inflation will have a significant impact on LCOE, particularly the cost of turbines. High inflation rates will make investment decisions riskier, and ultimately delay projects further. In 2022, the US adopted the Inflation Reduction Act, which provides tax credits for both developers and manufacturers. With turbine sizes getting bigger, some of the CAPEX costs for installation are expected to be reduced, as fewer turbines & foundations will be required for large-scale projects.

0.3%
1.2%
8.6%
4.7%
2.7%
3.7%
6.9%
CAPEX
(Fixed)
38.8%
4.1%
4.1%
4.3%
2.2%
4.0%
12.1%
2.3%
Development to FID
Turbine Supply
Turbine Installation
Foundation Supply
Foundation Installation
Array Cable Supply
Array Cable Installation
Export Cable Supply
Export Cable Installation
Offshore Substation Supply
Offshore Substation Installation
Onshore Connection
Construction phase insurance
Contingency & Construction Management
Other

Figure 14: CAPEX breakdown of a typical fixed-bottom offshore windfarm. Other includes contingencies, management reserves, resource costs, insurance and construction management.

Siting Trends in Offshore Wind

A clear trend towards increased water depth, further distance from shore, and increased project size in Europe, Asia, and North America can be seen in Figure 15.

Water depths have steadily increased in Europe, reaching 35 m in 2022, and will continue to do so on average, forecast to reach 50 m by 2030, driven by the larger size of projects in deeper waters. The distance from shore in Europe has increased from 25 km in 2010, to 50 km in 2022, forecast to reach 80 km by 2030. The average project size in Europe has increased from 200 MW in 2010 to 600 MW in 2022, forecast to reach 1.2 GW in 2030. Projects around 1.2 GW are expected to become the norm in Europe and North America by 2030, but Asia is lagging behind.

The areas most suitable for pile driving are exhausted hence more difficult markets which require drilling of monopiles and pin piles will increase in frequency. Areas with known hard sea beds include western France, north Wales, the east coast of Scotland and the south coast of the UK.

Planting deeper and further
Weighted average water depth (m) annual
Water depth (m)
60
50
40
30
20
10
0
2008
2010
2012
2014
2016
2018
2020
2022
2024
2026
2028
2030
Europe and North America further from shore
Weighted average distance to shore (km)
Distance from shore (km)
120
100
80
60
40
20
0
2008
2010
2012
2014
2016
2018
2020
2022
2024
2026
2028
2030
Increasing project sizes
Annual project sizes (MW) by georegion
Project capacity (MW)
1600
1400
1200
1000
800
600
400
200
0
2008
2010
2012
2014
2016
2018
2020
2022
2024
2026
2028
2030
Forecast
Europe
APAC
North America

ce

Figure 15: Weighted depth (top left), weighted distance to shore (top right), and annual project size (bottom) of global offshore windfarms by offshore construction start year. Asia excludes China.

Offshore Wind Project Value Chain

The offshore wind industry connects a wide range of industries and companies worldwide, starting from the development phase through to decommissioning. Figure 16 summarizes a typical offshore windfarm project life cycle.

Integrated Offshore Wind Solutions
Creating value from surplus generation though hydrogen electrolysis, energy storage and other system integration technologies.
Development and consent	Manufacture	Installation and commissioning	Operation and maintenance	Decommissioning
Activities up to the point of financial close, including: planning consents, environmental impact assessments, resource and met ocean surveys, engineering and consultancy services

Developers are responsible for development and consents

Local market knowledge

Key Developers: Ørsted, Vattenfall, RWE, Equinor, SSE, Iberdola

Supply of the key components contracted by the developer

Turbine Suppliers (OEM): Siemens Gamesa, GE, Vestas

Foundation suppliers: Bladt, EEW, Sif, Navantia (Designers: COWI, Atkins, Ramboll)

Cable Suppliers: JDR, Hellenic Cable, LS Cable, Nexans, NKT, Prysmian

Offshore substation Suppliers-Electrical: ABB, GE, Schneider

Offshore substation Suppliers-Structure: Bladt, Smulders, Navantia

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

Operations and Maintenance Model and Plan

Key Operators: Ørsted, Vattenfall, RWE, Equinor, SSE

Removal or making safe of offshore infrastructure at the end of its useful life, plus disposal of equipment. Contractors will be similar to those used for installation.
DEVEX	CAPEX		OPEX	DECEX

Figure 16: Offshore windfarm project lifecycle

Development and consent are managed by the windfarm developer, covering the activities up to the point of financial close with a time span of 5-7 years. Now with the inclusion of other technologies available, deciding which technologies to include in its portfolio is also another task of the developer in the DEVEX stage. It could be a battery storage, hydrogen or O&M related improvements. The developer will typically procure the Tier 1 suppliers to design, supply and installation of key components in the late stage of development.

The offshore wind supply chain has a strong cohort of major component suppliers which contract directly with project developers. This top level of the supply chain is commonly referred to as Tier 1, and typically supplies or installs wind turbine generators (WTGs), foundations, substations (onshore & offshore) export and array cables. Manufacturing, and transport and installation (T&I) contracts are often signed two years before construction. Construction of an offshore windfarm takes 3-4 years on average. Turbine installation is the final stage of construction, and typically takes place in the final 12 months of the construction process. Once the windfarm is fully commissioned, the longest value chain activities start, in the operation and maintenance (O&M) phase. O&M activities last for 20-25 years or more. Turbines to be installed in the future will have significantly more mature technology but also more complexity resulting from significantly larger blades, gearboxes, and generators, for example. O&M costs are hard to predict and heavily based on historical assumptions such as the number of major component failures expected. Given the significant unexpected costs (€472m) that SGRE faced in the Q1 2023, manufacturers have room for savings with better O&M strategies.

Wind turbines are typically under warranty for 5 to 10 years of operations and the wind turbine suppliers (i.e. Siemens Gamesa, GE, Vestas) offer a service level agreement to the windfarm operator during this period to provide turbine maintenance and service. After this initial warranty period, the wind farm operator may choose to retain the services of the supplier, maintain and service the wind farm using an in-house team, contract a specialist company, or develop an intermediate arrangement where turbine technicians transfer to the wind farm owner at the end of the warranty period. Since the inflation has an increasing trend, the component costs expect to increase in order to compensate the future maintenance under guarantee agreement.

Excess offshore wind capacity can now serve as an alternative fuel source for hydrogen electrolysis, a versatile energy storage, transmission, and fuel technology that can be used to decarbonize many hard-to-abate industries and applications. Because electrolysis is so capital intensive to build, companies are eager to maximize utilization, an objective that offshore wind also supports due to its high capacity.

The Installation Value Chain

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

Increasing drilling activities due to lacking of ideal seabed locations.

Securing mission equipment in order to install new generation monopiles.

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

Specialized cable lay vessels are used

Cable installation between offshore and onshore substation (typically HVAC and recently HVDC)

Export cable installation steps involves the same activities as array cables.

Same cable lay vessels can be used for export cable installation however, export cable installation vessels will typically have larger carousels.

Turbine installation vessels transport turbine components to the site and install the turbine on the foundation

Jack-up vessels are used for turbine installation

Crane updates are taking place in order to install the next generation turbines.

Key Players: Eneti/Seajacks DEME, Van Oord, Subsea 7, Boskalis, Saipem, Cadeler	Key Players: Subsea 7, DEME, Scaldis, Heerema, Saipem, Boskalis	Key Players: Boskalis, NKT, Prysmian, Jan De Nul, DEME, Nexans, Seaway 7	Key Players: Boskalis, NKT, Prysmian, Jan De Nul, DEME, Nexans, Seaway 7	Key Players: Eneti/Seajacks DEME, Van Oord, Fred Olsen, Cadeler, Jan De Nul,

Figure 17: Installation stages of an offshore windfarm

Wind Turbine Installation Vessel Supply

The water depth at which jack-ups can safely install turbines is dependent on several site-specific variables including wave and wind conditions, seabed conditions, tides and tidal range, and sea state. Turbine transport and installation requires stable platforms for operations to ensure safe operations and reduce the risk of damage to components. A small motion at deck level quickly becomes a large movement at an elevated hook height, adding dynamic loads on to the crane and making turbine installation more complex; components getting bigger increases that risk. For these reasons, only jack-up platforms are used for turbine installation.

Current Fleet

The active turbine installation fleet consists of 14 jack ups. Many of these vessels also engage in foundation installation and turbine maintenance. The current fleet is largely limited to installing 10 MW turbines. Four vessels are only able to meet a typical 10 MW hub height if the blade clearance is on average lower or the vessel jacks to a higher air gap.

Outside of Europe, the jack-ups in Figure 18 are likely to serve in emerging Asian markets, where cabotage rules allow, until domestic assets are built. Out of these 13 vessels, CP-8001 is the only Japanese one that can serve the APAC market. Recently, Bold Tern’s crane has been upgraded and commissioned, so the vessel is now capable of installing 15 MW turbines.

Therefore, there are three vessels currently capable of installing 12 – 14 MW turbines: Bold Tern, Seajacks Scylla, and Wind Osprey. Three of the total fleet are technically capable and thus likely to contribute to future installations even though they are not classified as turbine installation jack-ups: INNOVATION, MPI Adventure, and CP-8001 (which is intended for use in the Japanese market). Also, DEME Offshore has signed an MOU with Japan’s Penta Ocean to upgrade Sea Challenger with a 1,600-tonne crane, and re-flag for 2025, but a firm order is yet to be seen. Taillevent and Apollo now work in the Chinese market. Therefore, they are excluded from this analysis.

Vessel	Operator	Year Built	Design	Hook Height Asl (m)[1]	Max Lift Capacity (t)[2]	Max Water Depth (m)	Variable Deck Load (t)	10 MW	12 - 14 MW	15 MW	# 12-15 MW
Aeolus	Van Oord	2014	N/A	136.1	1600	45	7250	X
Blue Tern	Fred. Olsen	2012	KFELS MPSEP	127	800	65	7000	X
Bold Tern	Fred. Olsen	2013	NG-9000C-HPE	158	1600	60	9000	X4	X	X	3
Brave Tern	Fred. Olsen	2012	NG-9000C-HPE	120	1600	60	9000	X4
CP-8001[6]	Penta-Ocean	2018	GJ-3750C		800	50		X
INNOVATION	DEME Offshore	2012	N/A	141	1500	65	8000	X
MPI Adventure	Van Oord	2011	NG-7500/6	120	1000	40	6000	X5
SEA CHALLENGER	DEME Offshore	2014	NG-9000C	140	632	55	6000	X5
SEA INSTALLER	DEME Offshore	2012	NG-9000C	121	632	55	6000	X5
Seajacks Scylla	Seajacks	2015	NG-14000X	153	1500	65	8390	X	X5		3
Seajacks Zaratan	Seajacks	2012	NG-5500C	119	600	55	3607	X
Vole au Vent	Jan de Nul	2013	N/A	139.5	15003	50	6500	X
Wind Orca	Cadeler	2012	N/A	117.4	1200	60	11000	X5
Wind Osprey	Cadeler	2012	N/A	152.4	1150	60	11000	X	X5		3
Figure 18: Wind Turbine Installation Vessels Current Fleet
(1) Hook height above sea level (ASL) is defined as hook height above deck + specified vessel depth + 10 m air gap (2) At ~30-40 m radius (3) At 20-25m radius (4) Hook height marginal (5) At sites with low blade clearance and/or increased air gap (6) Unlikely to leave Japanese market.
10 MW: 112 m hub height + 15 m rigging allowance, 450 t nacelle weight (exc. ~50t for grillage, equipment and rigging)
12-14 MW: 150 m hub height + 15 m rigging allowance; 850 t nacelle weight (exc. ~50t for grillage, equipment and rigging); carrying capacity assumes ~2200t per turbine.
15 MW: 155 m hub height + 20 m rigging allowance; 550 t nacelle weight (exc. ~50t for grillage, equipment and rigging)

New Builds and Upgrades
Increasing turbine dimensions mean that operators need to secure their existing vessels to be utilized in the market. They are proceeding with upgrades to existing vessels, generally by increasing the crane capacity and hook height. Upgrades provide a lower cost option than newbuilds and are usually scheduled over winter months to minimize lost earnings impact.
However, upgrading is not enough to solve future market shortages and complete the installation of bigger components to be seen toward the end of the decade. Several existing operators and new market entrants plan to build new jack-ups to meet the rising demand. Those with secured orders are listed in figure 19 along with the planned upgrades.
New builds consist of 15 jack-ups. Of these, three are Japanese builds (Blue Wind, CP-16001, and Obayashi New Build) and two are vessels for the USA market in order to comply with Jones Act (Maersk New Build and Charybdis). There are five vessels listed with scheduled updates, and by 2025 all of these will be up and running in the market.
Out of the 18 vessels capable of installing 15 MW turbines (including expected upgrades), 11 vessels will be capable of installing monopiles, indicated with pale blue highlights.

Vessel	Operator	Delivery	Status	Design	Hook Height Asl (m) [1]	Max Lift (t) [2]	Max Depth (m)	Variable Deck Load (t)	10-12 MW	12-14 MW	15 MW	# Of 12-15 MW
Voltaire	Jan de Nul	H2 2022	Launched		187.1	3000	80	14000	X	X	X	6
Seaway Ventus (JU VIND 1)	Seaway 7	2023	In Construction	NG-14000XL-G	177	2500	65	8750	X	X	X	4
Nessie	Eneti	2024	In Construction	NG-16000X	183	2600	65	11400	X	X	X	5-6
Siren	Eneti	2025	In Construction	NG-16000X	183	2600	65	11400	X	X	X	5-6
NG-20000X-G 1	Cadeler	H2 2024	In Construction	NG-20000X-G	192	2600	80	17600	X	X	X	7
NG-20000X-G 2	Cadeler	2025	Ordered	NG-20000X-G	192	2600	80	17600	X	X	X	7
Charybdis [5]	Dominion	Q4 2023	In construction	NG-16000X-SJ	173.7	2200	n/a	11500	X	X	X3	5
Blue Wind[4]	Shimizu	2022	Launched	SC-14000XL	176	2500	65		X	X	X	3
CP-16001[4]	Penta-Ocean	Q2 2023	Launched	GJ-9800C	140	1600	50		X	X
Tbc[4]	Obayashi	2023	In construction		TBC	1250	n/a		X
Boreas	Van Oord	2024	In Construction		TBC	3000	70		X	X	X
Tbc	Maersk	2025	Ordered		TBC	TBC	TBC		X	X	X
F-Class	Cadeler	Q4 2025	In construction		200	TBC	TBC	TBC	X	X	X	6
F-Class 2	Cadeler	2027	Ordered		TBC	TBC	TBC	TBC	X	X	X	6
NG20000X Havfram tbc	Havfram	2024	Ordered	NG20000X	TBC	TBC	TBC	TBC	X	X	X
VESSEL UPGRADES (specifications after upgrade)
Brave Tern	Fred. Olsen	2024	Upgrade Ordered	NG-9000C-HPE	158	1600	60	9000	X	X	X
Wind Orca	Cadeler	2025	Upgrade Ordered	N/A	180.1	1600	60	11000	X	X	X	4
Wind Osprey	Cadeler	2025	Upgrade Ordered	N/A	180.1	1600	60	11000	X	X3	X3	4
Sea Installer	DEME	2023	Upgrade Ordered	NG-9000C	179	1600	55		X	X3	X3
Aeolus	Van Oord	2023	Upgrade Ordered		136.1	1600	45	7250	X	X	X
Figure 19:Wind Turbine Installation Vessels New Builds & Upgrades Specifications

(1) Hook height above sea level (ASL) is defined as hook height above deck + specified vessel depth + 10 m air gap (2) At ~30-40 m radius (3) At sites with low blade clearance or increased air gap or split tower installation (4) Likely to remain in Japanese market (5) Likely to remain in US market. (7) Estimated values.
12-14 MW: 150 m hub height + 15 m rigging allowance; 850 t nacelle weight (exc. ~50t for grillage, equipment and rigging); carrying capacity assumes ~2200t per turbine unless otherwise stated
15 MW: 155 m hub height + 20 m rigging allowance; 550 t nacelle weight (exc. ~50t for grillage, equipment and rigging)

Vessel Suitability Analysis

Vessel Suitability Analysis

There is currently 1 WTIV capable of installing 15 MW turbines

Number of vessels capable of installing turbine capacity

35
30
25
20
15
10
5
0
3
10
5
10
2
10
5
2
10
5
1
Up to 10MW
Up to 12MW
Up to 15MW
New Build (APAC)
New Build (US)
New Build
Upgrade
Existing Fleet

Figure 20: Number of vessels capable of installing turbine capacity

Hook height above deck + specified vessel depth + 10 m air gap. Includes marginal capability. Brave Tern, Wind Orca, Wind Osprey, Sea Installer, and Aeolus are considered as upgrades and after upgrade specifications are included in the analysis.

Wind Turbine Installation Vessel Demand
The demand for large offshore wind turbines is growing, meaning increased demand for highly specialized vessels capable of installing large offshore components.
Figure 21: Global turbine installation demand by vessel number and turbine units by year (exc. China)

Turbine installation start (if unknown) is modelled assuming that turbine installation will start one year after offshore construction starts (foundation installation start). Installation is spread through the year and may roll into the following year. The length of the installation period (unless known from developer communications) is calculated by multiplying the number of turbines by an installation rate of 3 days per turbine in Europe, and 3.5 days per turbine in Asia and North America to account for the learning rate and the influence of typhoons and earthquakes. Projects in water depths under 15 m are excluded from the installation demand as well as floating projects. Floating projects are not assumed to be installed by jack-up vessels in the demand model, but some of the projects are expected to be installed by jack-up vessels as port sizes will not be suitable for installation. Chinese projects are also excluded.
In order to forecast the number of vessels required per year, an estimate of the number of vessel days for future turbine installations (number of turbines x turbine installation rate) is calculated. Additionally, the productivity rate of a vessel (the proportion of the year spent on turbine installation-related activities) is set at 65% in accordance with historical data. A lower productivity rate will increase the number of vessels required for turbine installation and vice versa. Forecasting shows an average of 24 vessels per year will be required between the period 2025-2031.21). The demand for vessels that can install 12MW+ turbines is expected to reach 15 vessels in 2026 and continue to increase and reaching 26 vessels needed for 15 MW+ turbines.

Supply vs. Demand
Jack-up supply is expected to be tight beyond 2026, with a clear shortage in the supply of windfarm installation jack-ups (Figure 22). WTIV demand climbs steadily from 11 vessels in 2022 to 29 vessels in 2027, 2 of them being excess foundation installation vessel demand which is not covered by foundation installation vessel fleet. Vessel supply follows a similar trajectory, plateauing at 29 vessels in 2027. A shortage of WTIVs capable of 12 – 14 MW turbines exists from 2028, and for ≥15 MW turbines from 2030.
Developers will find it increasingly difficult to secure the vessel assets needed to keep their projects on schedule and meet planned commissioning dates, especially when we see bigger turbines being the norm in the market. Increasingly ambitious renewable energy targets add pressure to the offshore wind industry to get projects built this side of 2030. Demand will continue to increase post 2025, and vessel shortages are anticipated towards the end of the decade, leading to increased vessel day rates. Also, Supply chain constraints, grid infrastructure, and delays with new build and upgraded vessels will delay foundation installation activity, which will have a knock-on effect on turbine installation. Under these conditions, some market power is likely to shift from project developers towards those vessel operators that have assets capable of installing large turbines (12-15 MW).
Figure 23 shows a surplus of vessels in Europe, and a shortage in the US and Asia. Additional new builds and upgrades are expected in Asia and the US, but financial progress and timelines are unclear. Without significant new-build capacity, North America and APAC will be dependent on European vessels.

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
The Marine Environment Protection Committee, or “MEPC,” adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuel, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect March 1, 2020, with the exception of vessels fitted with exhaust gas cleaning equipment (“scrubbers”) which can carry fuel of higher sulfur content. These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs.
Sulfur content standards are even stricter within certain “Emission Control Areas,” or “ECAs”. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution (“Barcelona Convention”) agreed to support the designation of a new ECA in the Mediterranean. On December 15, 2022, MEPC 79 adopted the designation of a new ECA in the Mediterranean, with an effective date of May 1, 2025. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
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
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMP”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI’s “phase 3”

requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers.
Additionally, MEPC 75 introduced draft amendments to Annex VI that impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session in June 2021 and entered into force on November 1, 2022, with the requirements for EEXI and CII certification coming into effect from January 1, 2023. MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. The amendments will enter into force on May 1, 2024.
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
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments that became effective on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Additional amendments, which came into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions.
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
Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. By IMO resolution, administrations are encouraged to ensure that cyber-risk management systems are incorporated by ship-owners and managers by their first annual Document of Compliance audit after January 1, 2021. In February 2021, the U.S. Coast Guard published guidance on addressing cyber risks in a vessel’s safety management system. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of future regulations is hard to predict at this time.
MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. The amendments will enter into force on May 1, 2024.
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
On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (“IOPP”) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments have entered into force on June 1, 2022.MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. The amendments will enter into force on May 1, 2024.
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
Anti-Fouling Requirements
In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the “Anti-fouling Convention.” The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate (the “IAFS Certificate”) is issued for the first time; and subsequent surveys when the anti-fouling systems are altered or replaced. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. The amendments will enter into force on May 1, 2024.
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
OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective November 12, 2019, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,200 per gross ton or $997,100 (subject to periodic adjustment for inflation). On December 23, 2022, the USCG issued a final rule to adjust the limitation of liability under the OPA. Effective March 23, 2022, the new adjusted limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,300 per gross ton or $1,076,000 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
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
Deepwater Horizon
The 2010 oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. In January 2021, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters. However, attorney generals from 13 states filed suit in March 2021 to lift the executive order, and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration, stating that the power to pause offshore oil and gas leases “lies solely with Congress.” In August 2022, a federal judge in Louisiana sided with Texas Attorney General Ken Paxton, along with the other 12 plaintiff states, by issuing a permanent injunction against the Biden Administration’s moratorium on oil and gas leasing on federal public lands and offshore waters. With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.
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
We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels except the Seajacks Zaratan, which due to her flag, trade and ownership, is required to have coverage in Japan and is limited to $500.0 million. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.
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
The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS. In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (“NWPR”), which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule. On December 7, 2021, the EPA and the Department of the Army proposed a rule that would reinstate the pre-2015 definition. On December 30, 2022, the Department of Army announced the final WOTUS rule that largely reinstated the pre-2015 definition.
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
On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market, the EU Emissions Trading System (“EU ETS”). On July 14, 2021, the European Commission formally proposed its plan, which would involve gradually including the maritime sector from 2023 and phasing the sector in over a three-year period. This will require shipowners to buy permits to cover these emissions. The Environment Council adopted a general approach on the proposal in June 2022. On December 18, 2022, the Environmental Council and European Parliament agreed to include maritime shipping emissions within the scope of the EU ETS on a gradual introduction of obligations for shipping companies to surrender allowances: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the start. Big offshore vessels of 5,000 gross tonnage and above will be included in the 'MRV' on the monitoring, reporting and verification of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. General cargo vessels and off-shore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026.
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
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the ambition during the revision process. MEPC 79 revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. A final draft Revised IMO GHG Strategy would be considered by MEPC 80 (scheduled to meet in July 2023), with a view to adoption.
The European Union made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The European Union also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. As previously discussed, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union’s carbon market, EU ETS are also forthcoming.
In the United States, the EPA issued a finding that greenhouse gases endanger public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Trump Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, U.S. President Biden directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. The proposed rule would reduce 41 million tons of methane emissions between 2023 and 2035 and cut methane emissions in the oil and gas sector by approximately 74 percent compared to emissions from this sector in 2005. EPA also issued a supplemental proposed rule in November 2022 to include additional methane reduction measures following public input and anticipates issuing a final rule in 2023. Although the so-proposed emissions regulations do not apply to greenhouse gas emissions from vessels, the EPA has received petitions from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels. Furthermore, Congress, the EPA or individual U.S. states could enact climate change legislation or regulations, such as cap-and-trade programs, carbon taxes, and mandatory greenhouse gas emissions monitoring and reporting, that would affect our operations.
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

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or “P&I Associations”, and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing subject to the circumstances and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual protection and indemnity supported by mutual associations, or “clubs”.

Our current protection and indemnity insurance coverage for pollution is $1.0 billion per vessel per incident for all of our vessels. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of US $10.0 million up to, currently, approximately US$ 3.2 billion. In case of an ‘overspill’ claim, which would fall back on the collective membership and on the total limitation of the liability of group membership, that amount may go up to approximately US$ 8.9 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

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

Sustainability Initiatives

We aim to uphold and advance a set of principles and practices regarding Environmental, Social and Governance (“ESG”) matters and have developed, adopted, and implemented ESG initiatives within our operations and business culture. In adopting these initiatives, our primary goals are to reduce the environmental impact of our operations, create a safe and healthy work environment, both at sea and onshore, and engage in responsible corporate governance practices. Our Board of Directors, which includes seven independent members, oversees our ESG strategy, evaluates and adopts ESG initiatives including those relating to sustainability and climate change, assesses ESG risks and opportunities, and promotes responsible ESG practices within our Company. In April 2023, we published our fourth comprehensive sustainability report, which was prepared in accordance with the Sustainability Accounting Standards Board (SASB) Marine Transportation standard, and which disclosed our ESG performance in 2022. The sustainability report is available on our website at www.eneti-inc.com The information included on our website is not incorporated by reference into this annual report.

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
Overview
Eneti Inc. is a leading provider of installation and maintenance vessels to the offshore wind sector and is focused on the offshore wind and marine based renewable energy industry and has invested in the next generation of Wind Turbine Installation Vessels (“WTIVs”). The Company operates five WTIVs, which in addition to wind farm installation can perform maintenance, construction, decommissioning and other tasks within the offshore industry. The Company typically operates its five WTIVs (collectively “our fleet”) on modified time charters, which provide a fixed and stable cash flow for a known period of time, and often places risks, such as weather downtime, on the charterer’s account.
The Company’s marine energy business is managed as a single operating segment.
Seajacks Transaction
On August 12, 2021, we completed the acquisition of Atlantis Investorco Limited, the parent of Seajacks International Limited (“Seajacks”), from Marubeni Corporation, INCJ, Ltd. and Mitsui O.S.K. Lines, Ltd. (together, the “Sellers”), after which Seajacks became a wholly-owned subsidiary of Eneti.
Seajacks (www.seajacks.com) was founded in 2006 and is based in Great Yarmouth, UK. It is one of the largest owners of purpose-built self-propelled wind turbine installation vessels in the world and has a track record of installing wind turbines and foundations dating to 2009. Seajacks’ flagship vessel, NG14000X design “Seajacks Scylla”, was delivered from Samsung Heavy Industries in 2015. Seajacks also owns and operates the NG5500C design “Seajacks Zaratan” which is currently operating in the Japanese market under the Japanese flag, as well as three NG2500X specification WTIVs.
Dry Bulk Activities
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
Reconciliations of EBITDA as determined in accordance with U.S. GAAP for the years ended December 31, 2022, 2021, and 2020, as well as reconciliations of adjusted net income or loss and related per share amounts and adjusted EBITDA in accordance with U.S. GAAP for the year ended December 31, 2021 are provided below.
EBITDA

	For the Year Ended December 31,
In thousands	2022	2021	2020
Net income (loss)	$105,702	$20,227	$(671,983)
Adjustments:
Net interest expense	907	8,425	29,853
Depreciation and amortization (1)	32,983	30,591	62,441
Income tax (benefit) expense	748	344	—
EBITDA	$140,340	$59,587	$(579,689)
(1) Includes depreciation, amortization of deferred financing costs and restricted stock amortization.
Adjusted net loss

	For the Year Ended December 31,
	2021
In thousands, except per share amounts	Amount	Per share
Net income (loss)	$20,227	$1.24
Adjustments:
Gain on bargain purchase of Seajacks	(57,436)	(3.53)
Transaction costs	49,564	3.04
(Gain) loss / write down on assets held for sale	(22,732)	(1.40)
Write off of deferred financing cost	7,196	0.44
Total adjustments	(23,408)	(1.45)
Adjusted net loss	$(3,181)	$(0.21)

Adjusted EBITDA

For the Year Ended December 31,
In thousands	2021
Net income (loss)	$20,227
Impact of Adjustments	(23,408)
Adjusted net income (loss)	(3,181)
Add Back:
Net interest expense	8,425
Depreciation and amortization (1)	17,467
Income tax (benefit) expense	344
Adjusted EBITDA	$23,055
(1) Includes depreciation, amortization of deferred financing costs and restricted stock amortization.
Executive Summary for the Year Ended December 31, 2022
For 2022, the Company’s GAAP net income was $105.7 million, or $2.76 per diluted share including a gain of approximately $54.9 million and cash dividend income of $0.6 million, or $1.45 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc.
Total revenues for 2022 were $199.3 million compared to $144.0 million for 2021. 2022 revenues were generated primarily by the Seajacks Scylla, which provided transportation and installation services for an offshore wind farm project in Taiwan throughout 2022 and the Seajacks Zaratan which worked on the Akita project from the second quarter of 2022 through year end. Higher utilization rates on all three of the NG2500Xs since the start of the second quarter of 2022, as well as a consultancy engagement have also contributed to revenues during 2022.
For the twelve months of 2021, the Company’s GAAP net income was $20.2 million, or $1.24 per diluted share, including: a gain on bargain purchase of Seajacks of $57.4 million, or $3.53 per diluted share; transaction costs of approximately $49.6 million, or $3.04 per diluted share related to the acquisition of Seajacks; a gain on vessels sold of approximately $22.7 million, or $1.40 per diluted share; the write-off of $7.2 million, or $0.44 per diluted share, of deferred financing costs on repaid credit facilities related to certain vessels that have been sold; and a gain of approximately $3.5 million and cash dividend income of $0.9 million, or $0.27 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc.
EBITDA for the twelve months of 2022 was $140.3 million and EBITDA for the twelve months of 2021 was $59.6 million (see Non-GAAP Financial Measures below).
Results for the Year Ended December 31, 2022 Compared to the Results Year Ended December 31, 2021

We exited the dry bulk sector of the shipping industry in July 2021 and completed its acquisition of Seajacks on August 12, 2021. Since the completion of the Acquisition, our operations are primarily those of Seajacks.

	Year Ended December 31,
	2022	2021	Change	Change %
Revenue:
Revenue	$199,326	$144,033	$55,293	38%
Operating expenses:
Voyage expenses	—	17,562	(17,562)	(100)%
Vessel operating and project costs	79,353	52,505	26,848	51%
Charterhire expense	—	34,001	(34,001)	(100)%
Vessel depreciation	24,598	10,190	14,408	141%
General and administrative expenses	41,177	83,954	(42,777)	(51)%
Gain on assets sold or held for sale	—	(22,732)	22,732	(100)%
Total operating expenses	145,128	175,480	(30,352)	(17)%
Operating income (loss)	54,198	(31,447)	85,645	272%

Total revenues for 2022 were $199.3 million compared to $144.0 million for 2021. 2022 revenues were generated primarily by the Seajacks Scylla, which provided transportation and installation services for an offshore wind farm project in Taiwan throughout 2022 and the Seajacks Zaratan which worked on the Akita project from the second quarter of 2022 through year end. Higher utilization rates on all three of the NG2500Xs since the start of the second quarter of 2022, as well as a consultancy engagement have also contributed to revenues during 2022.
Voyage expenses relate only to our dry bulk operations which ceased in 2021.
Vessel operating and project costs increased by 51% in 2022 compared to 2021 due to the full year impact of the acquisition of Seajacks, the expense also includes costs incurred to perform our obligation for each project (“project costs”) which was acquired in August 2021.

Charterhire expense relate only to our dry bulk operations which ceased in 2021.

Vessel depreciation increased in 2022 from 2021 because 2021 vessel depreciation includes only depreciation on the five WTIVs acquired in the Seajacks acquisition in August 2021.

General and administrative expenses decreased from 2021 primarily due to the inclusion of transaction costs of approximately $49.6 million during 2021.

During 2021, we recorded a gain on vessels sold of approximately $22.7 million. This was primarily the result of an increase in the fair value of common shares of Star Bulk and Eagle received as a portion of the consideration for the sale of certain of our vessels to Star Bulk and Eagle.
Results for the Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

    For a discussion of our results for the year ended December 31, 2021 compared to the year ended December 31, 2020, please see “Item 5 - Operating and Financial Review and Prospects - A. Operating Results - Results for the Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020” contained in our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 15, 2022.
B.Liquidity and Capital Resources
Our primary source of funds for our short-term and long-term liquidity needs will be the cash flows generated from our vessels, which primarily operate on time charter which give us a fixed and stable cash flow for a known period of time, and often places risks, such as weather downtime, on the charterer’s account.
At December 31, 2022, cash and cash equivalents totaled $120.0 million. We believe that our current cash and cash equivalents balance and operating cash flows, and our access to credit markets will be sufficient to meet our short-term and long-term liquidity needs for the next 12 months from the date of this annual report, which are primarily comprised of debt repayment obligations (see Liquidity Risk section of Note 1, Organization and Basis of Presentation, to the consolidated financial statements).
Cash Flow
Operating Activities
The table below summarizes the effect of the major components of operating cash flow.

	Year Ended December 31,
(in thousands)	2022	2021	2020
Net income (loss)	$105,702	$20,227	$(671,983)
Adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities:	(22,162)	(60,792)	574,061
Related party balances	1,122	7,880	9,314
Effect of changes in other working capital and operating assets and liabilities	(21,399)	40,927	49,773
Net cash provided by (used in) operating activities	$63,263	$8,242	$(38,835)
The cash flow provided by operating activities for 2022 reflects the higher utilization and rates earned during the period. Our non-cash items include unrealized gains on investments, depreciation and amortization of restricted stock.
Investing Activities
Net cash provided by investing activities of $6.8 million during 2022 primarily reflects the sale of our entire holding of 2,155,140 common shares in Scorpio Tankers Inc., a related party, for approximately $38.65 per share and net proceeds of approximately $82.5 million offset by payments made towards the newbuildings of $76.3 million.
Financing Activities
Net cash used financing activities of $96.8 million primarily reflects the repayments of long-term debt acquired as part of the Seajacks acquisition of $140.7 million, offset by the net drawdown of new debt of $65.6 million and the repurchase of $17.0 million of our common shares.

Equity Issuances

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

Share Repurchase Program

In August 2022, the Company repurchased 2,292,310 shares of its common stock (the “Shares”) from INCJ SJ Investment Limited, for approximately $17.0 million. The Company issued the Shares to INCJ, Ltd. as part of the acquisition price paid by it to acquire Seajacks in August 2021. The repurchase of the Shares was made under the Company’s then existing board authorized repurchase plan. The Shares are held in treasury stock.

In September 2022, the Company’s Board of Directors authorized a new share repurchase program to purchase up to an aggregate of $50.0 million of the Company’s common shares. This new share repurchase program replaced the Company’s previous share repurchase program that was authorized in January 2019 and that was terminated in conjunction with the authorization of the new share repurchase program. The specific timing and amounts of the repurchases will be in the sole discretion of management and may vary based on market conditions and other factors. The Company is not obligated under the terms of the program to repurchase any of its common shares. The authorization has no expiration date.

Dividend

During 2022, our Board of Directors also declared and we paid a quarterly cash dividend totaling $0.04 per share in the aggregate, or approximately $1.6 million in the aggregate.
In February 2023, our Board of Directors declared a quarterly cash dividend of $0.01 per share, paid to all shareholders of record as of March 1, 2023 on March 3, 2023 for approximately $0.4 million in the aggregate.
Credit Facilities
As of December 31, 2022, we had $65.6 million of outstanding borrowings under the credit agreements described below as shown in the following table (dollars in thousands):

	December 31, 2022	March 31, 2023
	Amount outstanding	Amount outstanding
$175.0 Million Credit Facility	$65,625	$62,500
Total	$65,625	$62,500
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
•Minimum fair value of the collateral, such that the aggregate fair value of the vessels collateralizing the credit facility be at least 175% of the aggregate of (i) outstanding amount under such credit facility and (ii) negative value of any hedging exposure under such credit facility (if any), or, if the Company does not meet these thresholds, to prepay a portion of the loan and cancel such available commitments or provide additional security to eliminate the shortfall.
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
As of December 31, 2022, we were in compliance with all of the financial covenants contained in the credit facilities and financing obligations that we had entered into as of that date.
Please see Note 12, Debt, to our consolidated financial statements for additional information about our credit facilities and financing obligations.
$60.0 Million ING Revolving Credit Facility

As part of the Seajacks transaction, we entered into a $60.0 million senior secured non-amortizing revolving credit facility from ING Bank N.V. The credit facility, which includes sub-limits for performance bonds, and was subject to other conditions for full availability, has a final maturity of August 2022 and bears interest at LIBOR plus a margin of 2.45% per annum. The $60.0 Million ING Loan Facility was secured by, among other things: a first priority mortgage over the relevant collateralized vessels; a first priority assignment of earnings, and insurances from the mortgaged vessels for the facility; a pledge of the earnings account of the mortgaged vessels for the facility; and a pledge of the equity interests of each vessel owning subsidiary under the facility.

In March 2022, we drew down $25.0 million of the available facility and repaid it in May 2022.

$87.7 Million Subordinated Debt

As part of the Seajacks transaction, we assumed $87.7 million of subordinated, non-amortizing debt due in September 2022 and owed to financial institutions with guarantees provided by the Sellers, which bore interest at 1.0% until November 30, 2021, 5.5% from December 1, 2021 and 8.0% from January 1, 2022. In February 2022, we repaid the entire outstanding balance.
$70.7 Million Redeemable Notes
As part of the Seajacks transaction, we issued subordinated redeemable notes totaling $70.7 million, with a final maturity of March 31, 2023 and which bore interest at 5.5% until December 31, 2021 and 8.0% afterwards. In May 2022, we repaid the entire remaining outstanding balance of $53.0 million.
$175.0 Million Credit Facility
In March 2022, we entered into an agreement with DNB Capital LLC, Societe Generale, Citibank N.A., Credit Agricole Corporate and Investment Bank and Credit Industriel et Commercial for a five-year credit facility of $175.0 million (the “Credit Facility”).

The Credit Facility consists of three tranches: (i) a $75.0 million Green Term Loan (the “Term Loan”), (ii) up to $75.0 million Revolving Loans (the “Revolving Loans”), and (iii) up to $25.0 million revolving tranche for the issuance of letters of credit, performance bonds and other guarantees (the “Letters of Credit”). The Credit Facility has a final maturity date of five years from the signing date, up to 100% of the amounts available under the Revolving Loans may be drawn in Euros and up to 50% of the amounts available under the Letters of Credit may be issued in Euros. The Term Loan tranche (qualified as a green loan) bears interest at Term SOFR (along with a credit adjustment spread depending on duration of interest period) plus a margin of 3.05% per annum, the Revolving Loans tranche bears interest at Term SOFR (along with a credit adjustment spread depending on duration of interest period) plus a margin of 3.15% per annum, and the Letters of Credit tranche bears fees of 3.15% per annum. The amount available for drawing under the Revolving Loans is based upon 50% of contracted cash flows on a forward looking 30 months basis. The terms and conditions of the Credit Facility are similar to those set forth in the similar credit facilities of this type. The green loan accreditation process is supported by second party opinions from Position Green.
Performance Bonds
Under certain circumstances, we issue either advance payment or performance bonds upon signing a wind turbine installation contract. An advance payment bond protects the money being advanced to us by the client at the start of the project. The bond will protect the client for the full advanced amount should Seajacks default on the agreement. A performance bond can be issued to the client as a guarantee against us meeting the obligations specified in the contract. As of March 31, 2023 there are approximately €1.8 million of bonds issued.
New Buildings
We are currently under contract with Daewoo Shipbuilding and Marine Engineering for the construction of two next-generation offshore WTIVs. The aggregate contract price is approximately $654.8 million, of which $98.5 million has been paid. The vessels are expected to be delivered in the fourth quarter of 2024 and second quarter of 2025, respectively. The estimated future payment dates and amounts are as follows (dollars in thousands):

	DSME1	DSME2
2023	$66,072	$32,441
2024	198,217	64,882
2025	—	194,644
	$264,289	$291,967
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

Income Taxes
The Company is registered in the Marshall Islands. The Company operates through its Seajacks business in several countries. The Company’s annual tax positions are based on taxable income, statutory rates, transfer pricing assumptions and the interpretation of the tax laws in the various jurisdictions of its operations.
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
The Company recognized deferred tax assets in relation to tax losses incurred in current and past years. The Company reviewed the carrying amount of deferred tax assets at the reporting date and assessed if sufficient taxable profits will be available to allow all of the deferred tax asset to be utilized and determined that a full valuation allowance against the deferred tax asset was appropriate. To assess the availability of future taxable profits, management estimates future revenues and costs, capital allowances and tax planning opportunities. The Company critically reviews supporting evidence for recognition of deferred tax assets and assesses the probability of future profits that will be generated, including from confirmed contracts, resulting in projected taxable profits over the next three years. Changes in tax laws, applicable tax rates and market factors affecting expected future revenue and operating expenses may impact the future profitability and actual outcome may differ from the estimates and judgements made which could result in part of the deferred tax asset to remain unutilized. After consideration of all the information available, including its historical operating losses over the last three years, management believes that sufficient uncertainty exists with respect to future realization of deferred tax assets and therefore has established a full valuation allowance. The Company expects to continue to maintain a full valuation allowance until it can sustain a level of profitability that demonstrates its ability to realize these assets.
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
A.Directors and Senior Management
Set forth below are the names, ages and positions of our directors and executive officers. Our Board of Directors is elected annually on a staggered basis, and each director elected holds office for a three-year term or until their successor shall have been duly elected and qualified, except in the event of their death, resignation, removal or the earlier termination of their term of office. Our Class A directors will serve for a term expiring at the 2023 annual meeting of shareholders, our Class B directors will serve for a term expiring at the 2024 annual meeting of shareholders, and our Class C directors will serve for a term expiring at the 2025 annual meeting of shareholders. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected. The business address of each of our directors and executive officers listed below is Eneti Inc., 9, Boulevard Charles III, MC 98000 Monaco.

Name	Age	Position
Emanuele A. Lauro	44	Chairman, Class A Director and Chief Executive Officer
Robert Bugbee	62	Class B Director and President
Cameron Mackey	54	Chief Operating Officer
Filippo Lauro	46	Vice President
Hugh Baker	55	Chief Financial Officer
Auste Vizbaraite	33	Secretary
Einar Michael Steimler	74	Class B Director
Roberto Giorgi	72	Class A Director
Christian M. Gut	43	Class C Director
Thomas Ostrander	72	Class A Director
James B. Nish	64	Class C Director
Berit Ledel Henriksen	69	Class B Director
Aileen Tan	52	Class C Director

On December 20, 2022, Ms. Monica Pahwa resigned as Secretary of the Company. On January 12, 2023, Ms. Auste Vizbaraite was appointed as Secretary of the Company.

On March 1, 2023, Ms. Aileen Tan was appointed to the Board of Directors of the Company.

On September 26, 2022, Mr. Hiroshi Tachigami resigned from the Board of Directors of the Company.

On May 12, 2022, Mr. Peter Niklai resigned from the Board of Directors of the Company.

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
Robert Bugbee, President and Director
Robert Bugbee, the Company’s co-founder, has served as a Class B Director since April 2013 and as President since July 2013. He has more than 36 years of experience in the shipping industry. Mr. Bugbee has also served as President and Director of Scorpio Tankers since its initial public offering in April 2010 and of Hermitage Offshore Services Ltd. between December 2018 and June 2021. He joined Scorpio in March 2009 and has continued to serve there in a senior management position. Prior to joining Scorpio, Mr. Bugbee was a partner at Ospraie Management LLP between 2007 and 2008, a company which advises and invests in commodities and basic industries. From 1995 to 2007, he was employed at OMI Corporation, or OMI, a NYSE-listed tanker company sold in 2007. While at OMI, Mr. Bugbee served as President from January 2002 until the sale of the company, and before that served as Executive Vice President since January 2001, Chief Operating Officer since March 2000 and Senior Vice President from August 1995 to June 1998. Prior to this, he was employed by Gotaas-Larsen Shipping Corporation since 1984. During this time, Mr. Bugbee took a two-year sabbatical from 1987 for the M.I.B. Program at the Norwegian School for Economics and Business Administration in Bergen. He has a B.A. (Honors) from London University.

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
Auste Vizbaraite, Secretary
Auste Vizbaraite has served as our Secretary since January 12, 2023. Ms. Vizbaraite also serves as secretary of Scorpio Tankers Inc. and other companies within Scorpio. After several years of experience in the maritime industry, she joined Scorpio in 2018 and has since been working within Scorpio’s legal department, focusing on implementing and developing Know Your Counterparty and sanctions compliance procedures for both the Company and Scorpio Tankers. Ms. Vizbaraite is a member of International Compliance Association since 2019, where she has completed several qualifications in business compliance. She has also completed courses with Corporate Governance Institute, focusing on corporate governance. Ms. Vizbaraite has also been representing Scorpio in Maritime Anti-Corruption Network since 2020.
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

Berit Ledel Henriksen, Director
Berit Ledel Henriksen has served as our Class B Director since February 2019. Ms. Henriksen has extensive experience from the banking and finance industries. She serves as a director of Ferd Holding AS, a Norwegian investment company that manages a broad portfolio of privately owned and Nordic listed companies. Furthermore, Ms. Henriksen also serves on the board of directors of three other privately held companies in Norway. She is Chair of the Nomination Committee of Norsk Hydro ASA and member of the Nomination Committee of Equinor ASA, two Norwegian listed companies. From 1985 to 2017, Ms. Henriksen held a range of management positions at DNB, Norway’s largest financial services group, where she focused on shipping, energy and other international industries. Ms. Henriksen most recently served as DNB’s Executive Vice President and Global Head of Energy (Power & Renewables and Oil & Gas), and was Head of DNB Americas in New York between 1998 and 2004. She also previously held various other bank related board positions. Ms. Henriksen has an MBA from the Ivey Business School at the University of Western Ontario, and a BSc from the Dalhousie University in Halifax, Canada.
Aileen Tan, Director

Aileen Tan has served as our Class C Director since March 2023. She has nearly 30 years in the shipping industry. Ms. Tan began her career at IMC Shipping where she spent more than 10 years focusing on ship chartering, operations, sales and purchases. In 2011, she founded and served as director of the Blue Ocean Marine & Offshore group, which provided sale and purchase and chartering brokerage services to vessels across the drybulk, tanker, gas and container sectors, as well as offshore vessels. She has also served as director of SpringOcean Investment & Project Pte Ltd since 2015 where she was involved in ship finance transactions. Since 2019, Ms. Tan has been a director of GSB Tankers Pte Ltd, which is a joint venture partner of Golden-Agri, Stena Bulk and Baycrest Shipmanagement involved with chemical tankers. She was a director of STC Shipping Pte Ltd., a drybulk shipowner, from 2020-2022, where she was a member of the management team. Ms. Tan graduated with both a BA and BSocSci degree in Economics from the National University of Singapore. She is a resident and citizen of Singapore, and is fluent in the Chinese language.
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

On September 26, 2022, it was mutually agreed that a Shareholders' Agreement, dated August 12, 2021, entered into by Eneti Inc., Scorpio Services Holding Limited, Marubeni Corporation, INCJ, Ltd. and Mitsui O.S.K. Lines, Ltd. would be terminated effective September 26, 2022.

B.Compensation
Each of our non-employee directors receive cash compensation in the aggregate amount of $60,000 annually, plus either (i) an additional fee of $10,000 per year for each committee on which a director serves or (ii) an additional fee of $20,000 per year for each committee for which a director serves as Chairman. In addition, our lead independent director receives an additional fee of $20,000 per year. All actual expenses incurred while acting in their capacity as a director are reimbursed. For each board or committee meeting the non-employee director attends, the director receives $2,000. There are no material post-employment benefits for our executive officers or directors.  By law, our employees in Monaco are entitled to a one-time payment of up to two months’ salary upon retirement if they meet certain minimum service requirements. For the year ended December 31, 2022, we paid an aggregate compensation to our directors and senior management of approximately $5.3 million.
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
Equity Incentive Plan
Our Board of Directors has adopted an equity incentive plan, which we refer to as the Equity Incentive Plan, under which directors, officers and employees of us and our subsidiaries, as well as employees of affiliated companies are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common shares. As of March 15, 2023, we had reserved a total of 3,199,954 common shares, for issuance under the Equity Incentive Plan, subject to adjustment for changes in capitalization as provided in the Equity Incentive Plan. Our Equity Incentive Plan is administered by our Compensation Committee.
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
On March 3, 2023, we granted 156,725 restricted shares with an aggregate fair value of $1.7 million to our officers, employees and SSH employees pursuant to the Equity Incentive Plan. These awards will vest in three equal annual installments beginning on January 12, 2025.

On March 3, 2023, we granted 45,000 restricted shares with an aggregate fair value of $0.5 million to our independent directors pursuant to the Equity Incentive Plan. These awards will vest in three equal annual installments beginning on March 3, 2024.
On April 8, 2022, we granted 952,500 restricted shares with an aggregate fair value of $6.1 million to our officers, employees and SSH employees pursuant to the Equity Incentive Plan. These awards will vest in three equal annual installments beginning on November 11, 2023.
On April 8, 2022, we granted 45,000 restricted shares with an aggregate fair value of $0.3 million to our independent directors pursuant to the Equity Incentive Plan. These awards will vest in three equal annual installments beginning on November 8, 2022.
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
Compensation cost is recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. Please see Note 11, Equity Incentive Plan, to our Consolidated Financial Statements included herein for additional information.
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
D.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.
E.Employees
For the year ended December 31, 2022, we had 286 full time equivalents (excluding our executive officers) and for the years ended December 31, 2021 and 2020 we had 276 and seven full time equivalents, respectively (excluding our executive officers).

Our executive officers are employed by us and our support staff is provided by SSH pursuant to the Administrative Services Agreement. Our technical manager, SSM, is responsible for identifying, screening and recruiting, directly or through a crewing agent, the officers and all other crew members for our vessels that are employed by our vessel-owning subsidiaries.
F.Share ownership
The common shares beneficially owned by our directors and our executive officers are disclosed in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
A.Major shareholders.
The following table sets forth information regarding beneficial ownership of our common shares for (i) owners of more than five percent of our common shares and (ii) our directors and executive officers, of which we are aware as of March 31, 2023. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each share of our common stock held.

Name	No. of Shares		% Owned (1)
Scorpio Holdings Limited	11,119,181	(2)	28.8%
Directors and executive officers as a group	2,999,934		7.8%
____________________
(1)Calculated based on 38,647,119 common shares outstanding as of March 31, 2023.
(2)This information is derived from a Schedule 13D/A filed with the SEC on March 27, 2023 by Scorpio Holdings Limited, Scorpio Services Holding Limited, and Ms. Annalisa Lolli-Ghetti. Ms. Annalisa Lolli-Ghetti may be deemed to be the ultimate beneficial owner of these shares by virtue of being the majority shareholder of Scorpio Holdings Limited. Emanuele Lauro, our Chairman, Director and Chief Executive Officer, Robert Bugbee, our Director and President, and Cameron Mackey, our Chief Operating Officer, own 10%, 10% and 7% of Scorpio Holdings Limited, respectively.
As of March 15, 2023, we had 115 shareholders of record, 38 of which were located in the United States and held an aggregate of 37,096,821 shares of our common stock, representing 96% of our outstanding common shares. However, one of the U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which held 36,026,387 shares of our common stock, as of that date. Accordingly, we believe that the shares held by Cede & Co. include common shares beneficially owned by holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.
B.Related Party Transactions
Management of Our Fleet
Commercial and Technical Management Agreements - Master Agreement
Our drybulk vessels were commercially managed by SCM and technically managed by SSM pursuant to the Master Agreement, which could have been terminated by either party upon 24 months’ notice, unless terminated earlier in accordance with its terms. In the event of a sale of one or more drybulk vessels, a notice period of three months and a payment equal to three months of management fees will apply, provided that the termination did not amount to a change of control, including a sale of all or substantially all drybulk vessels, in which case a payment equal to 24 months of management fees will apply as was the case in the fourth quarter of 2020, when the our Board of Directors authorized us, as part of our transition to a sustainable future, to sell our remaining drybulk vessels and exit the drybulk sector during 2021. This fee was considered as part of our assessment of the fair value less cost to sell of our remaining fleet, and was therefore included in the captions "Loss/write down on assets held for sale-related party" in the Consolidated Statements of Operations.
SCM’s commercial management services included securing employment for our drybulk vessels in the spot market or on time charters. SCM also managed the Scorpio Pools (spot market-oriented vessel pools) including the Scorpio Ultramax Pool, the Scorpio Kamsarmax Pool and the Scorpio Capesize Pool in which most of our owned, finance leased and time chartered-in drybulk vessels were employed and from which a significant portion of our revenue was generated. For commercial management of any of our drybulk vessels that did not operate in one of these pools, we paid SCM a daily fee of

$300 per vessel, plus a 1.75% commission on the gross revenues per charter fixture. The Scorpio Ultramax Pool and Scorpio Kamsarmax Pool participants, including us and third-party owners of similar vessels, paid SCM a pool management fee of $300 per vessel per day, plus a 1.75% commission on the gross revenues per charter fixture.
SSM’s technical management services included providing technical support, such as arranging the hiring of qualified officers and crew, supervising the maintenance and performance of drybulk vessels, purchasing supplies, spare parts and new equipment, arranging and supervising drydocking and repairs, and monitoring regulatory and classification society compliance and customer standards. We paid SSM an annual fee of $160,000 plus charges for certain itemized services per drybulk vessel to provide technical management services for each of our owned or finance leased drybulk vessels. In addition, representatives of SSM, including certain subcontractors, previously provided us with construction supervisory services while our drybulk vessels were being constructed in shipyards. For these services, we compensated SSM for its direct expenses, which varied between $200,000 and $500,000 per vessel. Please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Commercial and Technical Management Agreements” for additional information.
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
During the year ended 2021, the Company transferred the existing lease finance arrangements of the SBI Tango, SBI Echo, and SBI Hermes, Ultramax bulk carriers, and SBI Rumba and SBI Samba, Kamsarmax bulk carriers built in 2015, to affiliates of Scorpio Holdings Limited (“SHL”) for consideration of $16.0 million.
During the year ended December 31, 2020, the Company time-chartered out four Kamsarmax vessels to the Scorpio Kamsarmax Pool for a period of 24-27 months at rates linked to the BPI. The related income is recorded as Vessel Revenues in the Consolidated Statements of Operations.
In October 2018, the Company invested $100.0 million in Scorpio Tankers for approximately 54.1 million (which was subsequently adjusted to 5.4 million shares after a one-for-ten reverse stock split effected by Scorpio Tankers on January 18, 2019), or 10.9% (as of October 12, 2018), of Scorpio Tankers’ issued and outstanding common shares. The investment was part of a larger $337.0 million equity raise by Scorpio Tankers through a public offering of its common shares. Scorpio Tankers is a large international shipping company incorporated in the Republic of the Marshall Islands engaged in seaborne transportation of refined petroleum products. The Company and Scorpio Tankers have a number of common shareholders. They also share a number of directors and officers, including Mr. Emanuele Lauro who serves as the Chairman and Chief Executive Officer of both companies, Mr. Robert Bugbee, who serves as President and a Director of both companies, Mr. Cameron Mackey, who serves as Chief Operating Officer of both companies, and Mr. Filippo Lauro, who serves as Vice President of both companies. In October 2019, the Company’s Board of Directors declared a one-time special stock dividend to the shareholders of the Company of an aggregate of approximately one million shares of common stock of Scorpio Tankers. Following the payment of the special dividend, the Company continued to own approximately 4.4 million common shares of Scorpio Tankers. In May 2020, the Company sold 2.25 million shares of Scorpio Tankers for aggregate net proceeds of approximately $42.7 million. In

August 2022, the Company sold the remaining 2.16 million common shares of Scorpio Tankers it held for aggregate net proceeds of approximately $82.5 million, of which approximately $50.0 million of shares were sold to Scorpio Tankers. There were no other significant transactions between the Company and Scorpio Tankers. This investment was accounted for under the equity method utilizing the fair value option.
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
As part of the Seajacks transaction, we issued subordinated redeemable notes totaling $70.7 million, with a final maturity of March 31, 2023 and which bear interest at 5.5% until December 31, 2021 and 8.0% afterwards, to the former owners of Seajacks, who, in the aggregate, currently hold approximately 8.2 million common shares of the Company. The redeemable notes were repaid in May 2022.
The Company also assumed $87.7 million of subordinated, non-amortizing debt due in September 2022 and owed to financial institutions with guarantees provided by the former owners of Seajacks to whom the Company paid a fee of 0.3% of the outstanding balance through November 2021 and 5.0% afterwards. This debt was repaid in February 2022.
Please see Note 16, Related Party Transactions, to our consolidated financial statements for additional information about our related party transactions.
Related Party Balances
For the years ended December 31, 2022, 2021 and 2020, we had the following transactions with related parties, which have been included in the Consolidated Statements of Operations (amounts in thousands):

	For the year ended December 31,
	2022	2021	2020
Vessel revenue
Scorpio Kamsarmax Pool	$—	$10,754	$48,930
Scorpio Ultramax Pool	—	5,638	81,682
Total vessel revenue	$—	$16,392	$130,612
Voyage expense
SCM	$—	$2,582	$1,449
Bunker supplier	—	2,853	1,844
Total voyage expense	$—	$5,435	$3,293
Vessel operating cost
SSM	$—	$2,799	$11,547
Port agent	4	293	399
Total vessel operating cost	$4	$3,092	$11,946
General and administrative expense:
SCM	$47	$220	$71
SSM	—	13	148
SSH	567	1,783	5,992
Scorpio UK Limited	458	1,119	1,869
Eneti Senior Management	—	30,000	—
Scorpio Kamsarmax Pool	(158)	—	—
Scorpio Ultramax Pool	(303)	—	—
Travel provider	—	—	23
Total general and administrative expense	$611	$33,135	$8,103
Income (loss) from equity investment
Scorpio Tankers Inc.	$55,538	$4,353	$(105,384)
Loss on termination fees for assets held for sale
SCM	$—	$4,582	$17,250
SSM	—	(1,344)	17,789
SSH	—	(1,764)	1,764
Total write down on assets held for sale	$—	$1,474	$36,803
Financial expense, net
Marubeni Corporation	$804	$782	$—
INCJ, Ltd	700	680	—
Mitsui O.S.K, Lines Ltd.	51	50	—
Total financial expense, net	$1,555	$1,512	$—

At December 31, 2022 and 2021, we had the following balances with related parties, which have been included in the consolidated balance sheets (amounts in thousands):

	As of December 31,
	2022	2021
Assets
Due from related parties-current:
Scorpio Kamsarmax Pool	$297	$559
Scorpio Ultramax Pool	604	1,566
Total due from related parties-current	$901	$2,125
Equity investment in Scorpio Tankers Inc.	$—	$27,607
Liabilities
Due to related parties-current:
SCM	$—	$107
SSH	5	—
Total due to related parties-current	$5	$107
Redeemable notes:
Marubeni Corporation	$—	$27,422
INCJ, Ltd	—	23,857
Mitsui O.S.K, Lines Ltd.	—	1,736
Total redeemable notes	$—	$53,015
0
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
During 2022, our Board of Directors also declared and we paid a quarterly cash dividend totaling $0.01 per share in the aggregate, or approximately $1.6 million in the aggregate. In February 2023, our Board of Directors declared a quarterly cash dividend of $0.01 per share, paid to all shareholders of record as of March 1, 2023 on March 15, 2023. Please see “Item 10. Additional Information - E. Taxation” for additional information relating to the U.S. federal income tax treatment of our dividend payments, if any are declared in the future.
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
E.Taxation
The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations of the ownership and disposition by a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to our common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as dealers in securities or commodities, financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, persons liable for an alternative minimum tax, persons who hold common shares as part of a straddle, hedge, conversion transaction or integrated investment, U.S. Holders whose functional currency is not the United States dollar, persons required to recognize income for U.S. federal income tax purposes no later than when such income is included on an “applicable financial statement”, persons subject to the “base erosion and anti-avoidance” tax and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who hold our common shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our common shares.

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

U.S. Federal Income Taxation of Operating Income: In General

Certain of our income may be subject to U.S. federal income tax. as we intend to conduct activities that may give rise to income that is considered to be “effectively connected” with the conduct of a U.S. trade or business, or ECI, through one or more subsidiaries. In particular, our subsidiary, Seajacks US Inc., will be subject to U.S. federal income taxation on its taxable income, if any, in any given year, currently imposed at a rate of 21%. If, contrary to our expectations, we directly conduct business activities in the United States and its territorial waters, any ECI we recognize, net of applicable deductions, would be subject to U.S. federal income tax, at the 21% domestic corporate income tax rate. In addition, we would generally be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

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

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in our common shares and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations generally will not be entitled to claim a dividend received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as foreign source dividend income and will generally constitute “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

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

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report for U.S. federal income tax purposes its pro rata share of our ordinary earnings and net capital gain, if any, for each of our taxable years during which we are a PFIC that ends with or within the taxable year of the Electing Holder, regardless of whether distributions were received from us by the Electing Holder. No portion of any such inclusions of ordinary earnings will be treated as “qualified dividend income.” Net capital gain inclusions of certain non-corporate U.S. Holders may be eligible for preferential capital gains tax rates. The Electing Holder’s adjusted tax basis in the common shares will be increased to reflect any income included under the QEF election. Distributions of previously taxed income will not be subject to tax upon distribution but will decrease the Electing Holder’s tax basis in the common shares. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any taxable year. An

Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder would make a timely QEF election for our common shares by filing IRS Form 8621 with his U.S. federal income tax return for the first year in which he held such shares when we were a PFIC. If we determine that we are a PFIC for any taxable year, we intend to provide each U.S. Holder with information necessary for the U.S. Holder to make the QEF election described above. If we were treated as a PFIC for our 2022 taxable year, we anticipate that, based on our current projections, we would not have a significant amount of taxable income or gain that would be required to be taken into account by U.S. Holders making a QEF election effective for such taxable year.

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
J.Annual Report to Security Holders
We intend to submit any annual report provided to shareholders in electronic format as an exhibit to a current report on Form 6-K.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our unhedged variable-rate borrowings. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. As of December 31, 2022, we have variable-rate borrowings totaling $65.6 million. A one percent increase in interest rates would increase our interest payments by approximately $0.6 million per year from January 1, 2022.
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
A.Disclosure Controls and Procedures
We carried out an evaluation under the supervision, and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as such items are defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2022. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2022 to provide reasonable assurance that (1) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

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

B.Management’s Annual Report on Internal Control Over Financial Reporting
In accordance with Rule 13a-15(f) and 15d - 15(f) of the Exchange Act, the management of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2022 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission or COSO in 2013. Based on our assessment, management determined that the Company’s internal controls over financial reporting were effective as of December 31, 2022 based on the criteria in Internal Control—Integrated Framework (2013) issued by COSO.
C.Attestation Report of the Registered Public Accounting Firm
The effectiveness of the Company's internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers Audit, an independent registered public accounting firm, as stated in their report which appears herein.
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
We have adopted a Code of Ethics that applies to all of our employees, directors, officers and agents. Our Code of Conduct and Ethics as in effect on the date hereof, has been filed as an exhibit to this annual report and is also available on our website at www.eneti-inc.com. The information on our website is not incorporated by reference into this annual report.
Shareholders may also request a copy of our Code of Conduct and Ethics at no cost, by writing to us at 9, Boulevard Charles III, Monaco, 98000 or telephoning us at + 377 9798 5715.

ITEM 16C.	PRINCIPAL ACCOUNTING FEES AND SERVICES
A.Audit Fees
Our principal accountant for the years ended December 31, 2022 and December 31, 2021 was PricewaterhouseCoopers Audit, and the audit fees for those periods were approximately $1.3 million and $1.7 million, respectively.
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

The following table sets forth our stock repurchase activity during 2022, including the number of shares repurchased, the average price paid per share, the number of shares repurchased as part of a publicly announced plan or program and the amount yet to be used on share repurchases under the plan or program.

Period	Total Number of Common Shares Purchased	Average Price Paid per Common Share	Total Number of Shares Purchased as Part of Publicly Announced Plan or Program (a)	Maximum Amount that May Yet Be Expected on Share Repurchases Under the Plan or Program (a) ($ in millions)
August 2022	2,292,310	$7.40	2,292,310	$14.9
September 2022	—	$—	—	$50.0
Total 2022	2,292,310	$7.40	2,292,310
(a) On September 13, 2022, our Board of Directors authorized a share repurchase program to purchase up to an aggregate of $50.0 million of our common shares. The specific timing and amounts of the repurchases will be in the sole discretion of management and may vary based on market conditions and other factors. We are not obligated under the terms of the program to repurchase any of our common shares. The authorization has no expiration date.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE
Pursuant to an exception for foreign private issuers, we are not required to comply with the corporate governance practices followed by U.S. companies under the NYSE listing standards. We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to our shareholders. In this respect, we have voluntarily adopted NYSE required practices, such as (i) having a majority of independent directors, (ii) establishing audit, compensation and nominating committees and (iii) adopting a Code of Conduct and Ethics.
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

4.5	$175.0 Million Credit Facility (11)
8.1	List of Subsidiaries
11.1	Code of Ethics
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of PricewaterhouseCoopers Audit
15.2	Consent of 4C Offshore Ltd.
15.3	Consent of Seward & Kissel LLP
101. INS	Inline XBRL Instance Document
101. SCH	Inline XBRL Taxonomy Extension Schema
101. CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase
101. DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase
101. LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase
101. PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase
104	Cover Page Interactive Data File (formatted Inline XBRL and contained in Exhibit 101)

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
(11)Incorporated by reference to the Company’s Form 20-F, filed with the SEC on April 15, 2022.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Eneti Inc.
(Registrant)

/s/ Emanuele Lauro

Emanuele Lauro
Chief Executive Officer
Dated April 14, 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Eneti Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Eneti Inc. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations, statements of changes in shareholders’ equity and statements of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting under Item 15B. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Revenue Recognition – Marine Energy

As described in Notes 1 and 19 to the consolidated financial statements, the Company’s consolidated revenue was $199,326 thousand for the year ended December 31, 2022. This included $172,768 thousand of time charter revenue (which comprises charter hire, mobilization and demobilization revenues), $15,099 thousand of service revenue (which comprises revenue related to catering and similar costs incurred and recharged to the charterers and provision of vessel management services as part of the time charter arrangement), $7,291 thousand of project revenue (which mainly consists of recoverable claims due to change orders or variations which are recognized when realization of the recovery is deemed probable and can be reliably measured) and $4,168 thousand of construction supervision revenue (which relates to advisory and support services provided to third parties during the design and construction phases of new buildings). Revenue agreements are recorded under ASC 842, Leases or ASC 606, Revenue from contracts with customers, depending on their nature.

The principal considerations for our determination that performing procedures relating to revenue recognition – marine energy is a critical audit matter is the significant judgment made by management in determining the appropriate accounting treatment for revenue agreements. This in turn resulted in a high degree of effort in performing procedures to evaluate management’s judgment in determining the accounting treatment for revenue.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) reading the revenue agreements, (ii) evaluating management’s determination of the accounting treatment for revenue in accordance with ASC 842, Leases or ASC 606, Revenue from contract with customers, (iii) based on the agreements, testing revenue for time charter, including mobilization and demobilization, and construction supervision (iv) testing, on a sample basis, service revenue and project revenue (v) and evaluating the sufficiency of the disclosures in the consolidated financial statements.

/s/ PricewaterhouseCoopers Audit

Neuilly-sur-Seine, France
April 14, 2023

We have served as the Company’s auditor since 2013.

Eneti Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except share and per share data)

	As of December 31,
	2022	2021
Assets
Current assets
Cash and cash equivalents	$119,958	$153,977
Restricted Cash	7,269	—
Accounts receivable from third parties	34,875	19,478
Receivables from related parties	901	2,125
Inventories	5,795	5,846
Contract fulfillment costs	634	3,835
Prepaid expenses and other current assets	4,740	4,769
Total current assets	174,172	190,030
Non-current assets
Vessels, net	521,331	544,515
Equity investment	—	27,607
Vessels under construction	110,969	36,054
Intangible assets	4,518	4,518
Other assets	3,514	4,549
Total non-current assets	640,332	617,243
Total assets	$814,504	$807,273

Liabilities and shareholders’ equity
Current liabilities
Bank loans, net	$12,039	$87,650
Contract liabilities	6,706	12,275
Corporate income tax payable	2,637	4,058
Accounts payable and accrued expenses	23,624	27,073
Due to related parties	5	107
Total current liabilities	45,011	131,163
Non-current liabilities
Bank loans, net	52,253	—
Redeemable notes, related party	—	53,015
Other liabilities	1,926	2,751
Total non-current liabilities	54,179	55,766
Total liabilities	99,190	186,929
Commitment and contingencies (Note 6)
Shareholders’ equity
Preferred shares, $0.01 par value per share; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common shares, $0.01 par value per share; authorized 81,875,000 and 81,875,000 shares as of December 31, 2022 and 2021, respectively; outstanding 38,446,394 shares and 39,741,204 shares as of December 31, 2022 and 2021 respectively	1,134	1,124
Paid-in capital	2,064,168	2,057,958
Common shares held in treasury, at cost; 2,328,179 shares and 35,869 shares at December 31, 2022 and 2021, respectively	(17,669)	(717)
Accumulated deficit	(1,332,319)	(1,438,021)

Eneti Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except share and per share data)

Total shareholders’ equity	715,314	620,344
Total liabilities and shareholders’ equity	$814,504	$807,273

See notes to the consolidated financial statements.

Eneti Inc. and Subsidiaries
Consolidated Statements of Operations
(Amounts in thousands, except per share data)

	Twelve Months Ended December 31,
	2022	2021	2020
Revenue:
Revenue	$199,326	$127,641	$33,120
Revenue-related party pools	—	16,392	130,612
Total vessel revenue	199,326	144,033	163,732
Operating expenses:
Voyage expenses	—	12,127	6,716
Voyage expenses-related party	—	5,435	3,293
Vessel operating costs	79,349	49,413	80,860
Vessel operating costs-related party	4	3,092	11,946
Charterhire expense	—	34,001	21,107
Vessel depreciation	24,597	10,190	48,369
General and administrative expenses	40,566	50,819	17,568
General and administrative expenses-related party	611	33,135	8,103
(Gain on vessels sold) loss / write down on assets held for sale	—	(24,206)	458,610
Loss / write down on assets held for sale-related party	—	1,474	36,803
Total operating expenses	145,127	175,480	693,375
Operating income (loss)	54,199	(31,447)	(529,643)
Other income (expense):
Interest income	647	87	210
Gain on bargain purchase of Seajacks	—	57,436	—
Gain on sale of equity investment	—	5,382	—
Income (loss) from equity investment-related party	55,538	4,353	(105,384)
Foreign exchange (loss) gain	(1,816)	1,120	(348)
Financial expense, net	(563)	(14,848)	(36,818)
Financial expense-related party	(1,555)	(1,512)	—
Total other income (expense)	52,251	52,018	(142,340)
Income (loss) before taxes	$106,450	$20,571	$(671,983)
Income tax expense	748	344	—
Net income (loss) after taxes	$105,702	$20,227	$(671,983)
Weighted-average shares outstanding:
Basic	38,074	16,096	9,484
Diluted	38,292	16,279	9,484
Earnings (loss) per common share:
Basic	$2.78	$1.26	$(70.85)
Diluted	$2.76	$1.24	$(70.85)

See notes to the consolidated financial statements.

Eneti Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
(Dollars in thousands)

	Number of shares outstanding	Common stock	Paid-in capital	Treasury stock	Accumulated deficit	Total
Balance as of December 31, 2019	7,248,295	809	1,717,144	(56,720)	(786,266)	874,967
Net loss					(671,983)	(671,983)
Common stock issued	4,715,000	47	82,209	—	—	82,256
Purchase of common stock for treasury	(1,077,307)	—	—	(16,724)	—	(16,724)
Cash dividends declared on common stock ($0.35 per common share)	—	—	(3,234)	—	—	(3,234)
Reverse stock split	(115)	(2)	—	—	—	(2)
Issuance of restricted stock, net of forfeitures	424,200	5	(5)	—	—	—
Restricted stock amortization		—	7,317	—	—	7,317
Balance as of December 31, 2020	11,310,073	859	1,803,431	(73,444)	(1,458,248)	272,598
Net income					20,227	20,227
Common stock issuance	27,649,600	276	318,209	—	—	318,485
Retirement of treasury stock	—	(20)	(74,114)	74,134	—	—
Purchase of common stock for treasury	(76,469)	—	—	(1,407)	—	(1,407)
Cash dividends declared on common stock ($0.12 per common share)	—	—	(1,712)	—	—	(1,712)
Issuance of restricted stock, net of forfeitures	858,000	9	(9)	—	—	—
Restricted stock amortization	—	—	12,153	—	—	12,153
Balance as of December 31, 2021	39,741,204	1,124	2,057,958	(717)	(1,438,021)	620,344
Net Income					105,702	105,702
Issuance of restricted stock, net of forfeitures	997,500	10	(10)	—	—	—
Purchase of common stock for treasury - related party	(2,292,310)	—	—	(16,952)	—	(16,952)
Cash dividends declared on common stock ($0.04 per common share)	—	—	(1,601)	—	—	(1,601)
Restricted stock amortization			7,821			7,821
Balance as of December 31, 2022	38,446,394	1,134	2,064,168	(17,669)	(1,332,319)	715,314

See notes to the consolidated financial statements.

Eneti Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Dollars in thousands)

	December 31,
	2022	2021	2020
Operating activities
Net income (loss)	$105,702	$20,227	$(671,983)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:
Restricted stock amortization	7,821	12,154	7,317
Gain on bargain purchase of Seajacks	—	(57,436)	—
Vessel depreciation	24,597	10,190	48,369
Amortization of deferred financing costs	564	658	3,667
Write off of deferred financing costs	—	7,196	3,088
Loss (gain) on asset disposal / vessels sold	896	(19,598)	428,833
Net (gains) on investments	(54,890)	(9,651)	106,471
Dividend income from Scorpio Tankers (related party)	(646)	(862)	(1,087)
Drydocking expenditures	(504)	(3,443)	(22,597)
Changes in operating assets and liabilities:
Decrease in prepaid expenses and other assets	5,211	22,434	37,854
(Increase) decrease in accounts receivable	(15,397)	44,704	(8,923)
Decrease (increase) in inventories	51	9,928	(4,243)
(Decrease) increase in accounts payable and accrued expenses	(9,843)	(36,498)	25,085
Decrease in taxes payable	(1,421)	359	—
Decrease in net amounts due from related parties	1,122	7,880	9,314
Net cash provided by (used in) operating activities	63,263	8,242	(38,835)
Investing activities
Sale of equity investment	82,497	64,155	42,711
Cash acquired in Seajacks acquisition	—	25,719	—
Dividend income on equity investment (related party)	646	862	1,087
Proceeds from sale of assets held for sale	—	496,107	194,066
Scrubber payments	—	—	(42,359)
Payments for vessels under construction and other assets	(76,328)	(36,465)	—
Net cash provided by investing activities	6,815	550,378	195,505
Financing activities
Proceeds from issuance of common stock	—	165,896	82,254
Common stock repurchased	(16,952)	(1,407)	(16,724)
Dividends paid	(1,601)	(1,712)	(3,234)
Proceeds from issuance of debt	130,000	—	199,840
Repayments of long term debt	(205,040)	(651,422)	(377,334)
Debt issue cost paid	(3,235)	—	—
Net cash used in financing activities	(96,828)	(488,645)	(115,198)
(Decrease) increase in cash and cash equivalents	(26,750)	69,975	41,472
Cash and cash equivalents, beginning of period	153,977	84,002	42,530
Cash and cash equivalents and restricted cash, end of period	$127,227	$153,977	$84,002
Supplemental cash flow information:
Interest paid	$4,541	$5,433	$28,661
Taxes paid	$2,161	$—	$—

Eneti Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Dollars in thousands)

Non-cash activities
Right of use assets obtained in exchange for operating lease liabilities	$1,035	$—	$—
Fair value of shares issued as part of Seajacks acquisition	$—	$152,288	$—
Issuance of redeemable notes as part of Seajacks acquisition	$—	$70,686	$—
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

Our commercial and technical management of our fleet enables us to have competitive operating expenses and high vessel maintenance standards. We conduct a significant portion of the commercial and technical management of our vessels in-house through our wholly owned subsidiaries. We believe having control over the commercial and technical management allows us to more closely monitor our operations and to offer consistent higher quality performance, reliability, safety and sustainability and efficiency in arranging charters and the maintenance of our vessels. We also believe that these management capabilities contribute significantly to maintaining a lower level of vessel operating and maintenance costs, without sacrificing the quality of our operations.

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

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
The Company was organized by vessel type into two operating segments (see Note 18, Segments Reporting, to the consolidated financial statements):

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
The Company consolidates entities in which it holds a controlling financial interest. A controlling financial interest is one in which the Company has a majority voting interest or one in which the Company is the primary beneficiary of a variable interest entity (“VIE”). The Company evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist and whether the entity is a VIE, and if so, determines whether the Company is the primary beneficiary of a VIE.

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
We applied the acquisition method accounting for the acquisition of Seajacks and used estimates to determine the fair value of acquired assets and liabilities assumed. The vessel fair values were arrived at by independent valuations from three reputable brokers in the sector. Overall, the Company used point estimation techniques considering each broker’s concluded values on a vessel-by-vessel basis.
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
The Company is required to estimate income taxes in each of the jurisdictions in which it operates. This process involves estimating our current income tax obligations together with assessing temporary differences resulting from differing treatment of certain items for tax and accounting purposes. These temporary differences result in deferred tax assets and liabilities. The Company then assesses the likelihood that its deferred tax assets will be recovered from future taxable income. A valuation allowance is recognized if, based upon the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax asset will not be realized. In making such a determination, the Company considers all material positive and negative evidence including projected future taxable income, available tax-planning strategies and its results of operations for the last three years. Actual results could differ materially from this assessment if adequate taxable income is not generated in future periods.
Business combinations
Acquisitions of businesses are accounted for using the acquisition method of accounting, and the financial statements include the results of the acquired operations of Seajacks (“Seajacks acquisition”) from its August 12, 2021 acquisition date.

The purchase price of the acquired entities is allocated to the net assets acquired and liabilities assumed based on the estimated fair value at the dates of acquisition, with any excess of cost over the fair value of net assets acquired, including intangibles, recognized as goodwill. Conversely, to the extent the estimated fair value of the net assets acquired exceeds the purchase price, we recognize a bargain purchase gain. The measurement period shall not exceed one year from the acquisition date. Subsequent measurement period adjustments will be recognized in the reporting periods in which the adjustment amount is determined. There was no adjustment made during the measurement period.
Revenue recognition - Marine Energy (acquired August 2021)
Time charter

Time charter revenues are earned for exclusive use of the services of the vessel by the charterer for an agreed period of time. There is a lease component of the hire and a service component. The lease component relates to the hire revenues which are recorded on a straight-line basis over the term of the charter in accordance with ASC 842, Leases. The service component involves maintenance of the vessel in a good condition together with the deployment of the crew, which is invoiced to charterers and classified as revenue under ASC 606, Revenue from Contracts. The Company has elected to apply the practical expedient under ASC 842 related to the lessor ability to combine lease and non-lease components as the performance obligations in relation to both the service element and lease element are satisfied ratably over the period of the contract. Therefore, such revenue is recorded on a straight-line basis. (See Note 19, Revenues, to the consolidated financial statements.)

Revenues related to reimbursable expenses

The Company generally receives reimbursements from our customers for the purchase of supplies, equipment, and other services provided at their request in accordance with the terms of the contracts. Such reimbursable revenue is variable and subject to uncertainty, as the amounts received and the timing thereof are highly dependent on factors outside of the Company’s influence. Accordingly, reimbursable revenue is fully constrained and not included in the total transaction price until the uncertainty is resolved, which typically occurs when the related costs are incurred on behalf of a customer. The Company and

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
its subsidiaries are generally considered a principal in such transactions and record the associated revenue at the gross amount billed to the customer. Revenues related to reimbursable expenses are generally categorized as service revenues. (See Note 19, Revenues, to the consolidated financial statements.)

Mobilization and demobilization revenue

The Company may receive fees on a fixed lump-sum for the mobilization and demobilization of its vessels. These activities are not considered to be distinct within the context of the contract and therefore the associated revenue is allocated to the overall performance obligation and recognized ratably over the agreed term of the related time charter contract. The Company defers mobilization and contract preparation fees received, as well as direct and incremental costs associated with the mobilization of equipment and contract preparation activities as “contract fulfillment costs” and amortizes each on a straight-line basis, over the related time charter contract. Demobilization revenue expected to be received upon contract completion is included as part of the overall transaction price at contract inception and recognized over the term of the contract. Mobilization and demobilization revenue are classified as either time charter revenue or project revenue depending on the contract to which they relate. (See Note 19, Revenues, to the consolidated financial statements.)

Revenues related to construction supervision

Construction supervision revenues relate to advisory and support services provided to third parties during the design and construction phases of new buildings. Revenue is recognized in accordance with the satisfaction of the performance obligations. Advisory services are recognized in line with the agreed milestones and support services are recognized evenly over the duration of the contract, as set out in the contractual terms. (See Note 19, Revenues, to the consolidated financial statements.)

Project Revenue

Project revenues consists mainly of recoverable claims due to change orders or variations which are recognized when realization of the recovery is deemed probable and can be reliably measured.

Contract assets and liabilities

In certain cases, the measurement of revenue will not be the same as amounts invoiced to a customer. In these circumstances, the Company recognizes either a contract asset or a contract liability for the difference between cumulative revenue recognized and cumulative amounts billed for that contract. A contract asset is the Company’s right to consideration in exchange for goods or services that the Company has delivered to a customer before payment is due. Conversely, where the Company receives a payment for consideration in relation to goods or services to be provided in the future, the amount is recorded as a contract liability. Revenue will be recognized when the related services are provided to the customers.

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

Contract fulfillment costs

Costs related to a specific contract that generate or enhance a resource that is used to fulfill a performance obligation and are recoverable under the contract.

Accounts receivable

A receivable is distinguished from a contract asset if the receipt of the consideration is unconditional. Receivables are presented net of any necessary allowances. Management continually evaluates customer receivables for impairment based on historical experience, including the age of the receivables and the customers payment pattern. The Company had no allowance for doubtful accounts at December 31, 2022 and 2021.

Remaining performance obligations

Remaining performance obligations represent the transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period with an original expected duration of one year or more. The Company does not disclose the remaining performance obligations of short-term contracts that are expected to have a duration of one year

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
or less or where the Company has the right to consideration from a customer in an amount that corresponds directly with the value to the customer of the Company’s performance completed to date (for example, a service contract in which a customer is billed for each hour of service provided). We do not disclose the remaining performance obligations of contracts for which there is either a right to invoice, or for which is there is an expected duration of one year or less.

As of December 31, 2022 and 2021, the aggregate amount of the transaction price allocated to remaining performance obligations is estimated to be $2.5 million, which is expected to be recognized in 2023 and $3.1 million which was recognized in 2022, respectively.
Revenue recognition - former Dry Bulk Operations (exited July 2021)
Prior to its exit from dry bulk operations, most of the Company’s revenues were sourced from commercial pools and time charters, which fell under the guidance of US GAAP for leases. In commercial pools the Company participated with other shipowners to operate a large number of vessels as an integrated transportation system, which offered customers greater flexibility and a higher level of service while achieving scheduling efficiencies. The operation of the pool enabled both pool customers and participants to share the benefits achieved from these efficiencies. Under pooling arrangements, vessels were leased to and placed at the disposal and control of the pool during their participation in the pool. The Pool Manager negotiated and entered into arrangements for the commercial employment and operation of the pool vessels so as to secure the highest earnings to be shared among the pool participants. All revenues earned by the pool from the operation of the pool vessels, after deduction of all costs involved in the operation of the pool, was shared among the pool participants based upon pool points, in accordance with the contract. All other revenues, such as those generated by voyage charters, not falling under US GAAP lease guidance were recognized pursuant to ASC 606, which recognizes revenue at an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring such goods or services to a customer (as defined in the standard).
Voyage expenses (former Dry Bulk Operations - exited July 2021)
Voyage expenses primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters, brokerage commissions and miscellaneous voyage expenses that the Company is unable to recoup under time charter and pool arrangements.
Charterhire expense (former Dry Bulk Operations - exited July 2021)
Charterhire expense is the amount we pay the owner for time chartered-in dry bulk vessels. The amount is usually for a fixed period of time at charter rates that are generally fixed, but may contain a variable component based on drybulk indices, inflation, interest rates, profit sharing, or current market rates. The vessel’s owner is responsible for crewing and other vessel operating costs. Charterhire expense is recognized ratably over the charterhire period.
Leases
The Company adopted Financial Accounting Standards Board, or the FASB, Accounting Standards Codification, or the ASC, Topic 842, “Leases” effective January 1, 2019 using the modified retrospective transition approach, which allowed the Company to recognize a cumulative effect adjustment to the opening balance of accumulated deficit in the period of adoption rather than restate its comparative prior year periods. Under the lease standard, lessees are required to recognize a right-of-use asset and a lease liability for substantially all leases.
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

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
Following the Seajacks acquisition, the company leases various office space and warehouse facilities from third parties. Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use. Leases payments are discounted at the interest rate implicit in the lease, if readily determinable, or otherwise at the Company’s incremental borrowing rate to determine their present value. Lease expense is recorded as part of General and administrative expenses in the Consolidated Statements of Operations.
Prior to its exit from dry bulk operations, costs in respect of operating leases for chartered-in dry bulk vessels were charged to Charterhire expense in the Consolidated Statements of Operations on a straight-line basis over the lease term.
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
Technical management fees are paid to SSM (See Note 16, Related Party Transactions). Pursuant to the Revised Master Agreement, SSM provides us with technical services, and we provide it with the ability to subcontract technical management of our vessels.
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
Restricted cash
Cash which serves as cash collateral on certain of the performance bonds issued is classified as restricted (see Note 8, “Commitment and Contingencies”).
Inventories
Inventories consist mainly of spare parts used in the operations of the vessels and are stated at the lower of cost or net realizable value. Cost is determined using the first-in-first-out method.
Assets held for sale
During December 2020, the Company’s Board of Directors authorized the Company, as part of its transition to a sustainable future, to sell its remaining dry bulk vessels and exit the dry bulk sector during 2021, classifying all of its remaining fleet as held for sale at December 31, 2020. As a result of this decision, the Company recorded a charge of $458.6 million to remeasure its fleet to its fair value less costs to sell. All of the assets held for sale were sold during 2021.
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
Vessels, net
Vessels, net is stated at historical cost (or acquisition date fair value) less accumulated depreciation and any impairment. Included in vessel costs are acquisition costs directly attributable to the acquisition of a vessel including capitalized interest and expenditures made to prepare the vessel for its initial voyage. Vessels are depreciated to their residual value on a straight-line basis over their estimated useful lives of 30 years from the date the vessels are ready for their first voyage. These estimated useful lives are management’s best estimate and are also consistent with industry practice for similar vessels. The residual value is estimated as the lightweight tonnage of each vessel multiplied by an estimated scrap value per ton. The scrap value per ton is estimated taking into consideration the historical four years average scrap market rates.
The carrying value of the Company’s vessels does not necessarily represent the fair market value of such vessels or the amount it could obtain if it were to sell any of its vessels, which could be more or less. Under U.S. GAAP, the Company would not record a loss if the fair market value of a vessel (excluding its charter) is below its carrying value unless and until it determines to sell that vessel or the vessel is impaired as discussed below under “Impairment of long-lived assets held for use.”
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
On October 20, 2021, the Company entered into a technical support agreement with SSM pursuant to which SSM provides technical advice and services to us in connection with the construction of our newbuilding WTIV at Daewoo. In consideration for these services, we paid SSM a fee of $671,200, and thereafter, pay a monthly fee in the amount of $41,667. These payments are being capitalized as a cost to build the vessel and are included in Vessels under construction, on the Consolidated Balance Sheet.
Deferred drydocking costs (former Dry Bulk Operations - exited July 2021)
Our dry bulk vessels were required to undergo planned drydocks or underwater inspections for replacement of certain components, major repairs and maintenance of other components, which cannot be carried out while the vessels are operating, approximately every 30 months or 60 months depending on the nature of work and external requirements. These drydock costs are capitalized and depreciated on a straight-line basis over the estimated period until the next drydock. When the drydock expenditure occurs prior to the expiry of the period, the remaining balance is expensed.
Costs capitalized as part of the drydock include actual costs incurred at the drydock yard and parts and supplies used in making such repairs. We only include in deferred drydocking costs those direct costs that are incurred as part of the drydocking to meet regulatory requirements or are expenditures that extend the economic life of the vessel, increase the vessel’s earnings capacity or improve the vessel’s efficiency. Direct costs include shipyard costs as well as the costs of placing the vessel in the shipyard. Expenditures for normal maintenance and repairs, whether incurred as part of the drydocking or not, are expensed as incurred.
Marine energy vessels generally do not require drydocking as their jack-up capability enables in-water inspection.
Impairment of long-lived assets held for use
In accordance with ASC subtopic 360-10, Property, Plant and Equipment, long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. In such a case, determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset or asset group and its eventual disposition. For purposes of recognition and measurement of an impairment loss, long-lived assets are grouped with other assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. For our marine energy business, our NG2500 design vessels constitute a single asset group as they are used interchangeably for cash flow generation for the oil and gas and small offshore wind project

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
markets based upon opportunistic factors such as location. The Seajacks Scylla and Seajacks Zaratan each constitutes its own asset group. For our former dry bulk business, asset groups were generally at the vessel pool level for vessels operating within pools.
In performing its recoverability testing, the Company compares an estimate of undiscounted cash flows to carrying value to determine if the asset group is impaired. In developing its estimates of undiscounted cash flows, the Company makes significant assumptions and estimates about future performance, with the most significant assumptions relating to (i) charter rates, (ii) off-hire days, (iii) operating costs, (iv) drydocking frequency, duration and cost ( (v) estimated useful life which is assessed as a total of 25 years for dry bulk vessels and 30 years for marine energy vessels, and (vi) estimated scrap values.
An impairment loss is recognized when the carrying amount of the asset group is greater than both the undiscounted cash flows and its fair value. In instances where the carrying value of an asset group is not recoverable, measurement of the impairment loss is based upon the amount by which the collective fair values of the vessels in the asset group exceed their collective carrying values. The fair values are determined based upon available market data as well as third party valuations performed on each individual vessel. Based on its assessment of potential indicators of impairment, management concluded that no indicators of impairment exist for its vessels and related equipment at December 31, 2022 and 2021.
Intangible assets
Intangible assets are recognized at cost. The cost of intangible assets acquired is their fair value at the date of acquisition. Our sole intangible asset, the Seajacks trade name, acquired during the Seajacks acquisition, has been determined to have an indefinite useful life and accordingly is not amortized. Impairment is assessed at least annually.
Fair value of financial instruments
Substantially all of the Company’s financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents and restricted cash, interest rate caps, amounts due to / from charterers, accounts payable and long-term debt, are carried at market value or estimated fair value. Please also see “Equity Investments” below.
Deferred financing costs, net
Deferred financing costs, included in other assets or as a reduction to debt balances, consist of fees, commissions and legal expenses associated with obtaining or modifying secured credit facilities and financing obligations. These costs are amortized over the life of the related debt using the effective interest rate method and are included in Financial expense, net in the Consolidated Statements of Operations. Amortization was $0.6 million, $0.7 million, and $3.6 million, respectively, for the years ended December 31, 2022, 2021 and 2020. Deferred financing costs were $3.2 million and $21.3 million, and accumulated amortization was $0.6 million and $21.3 million as of December 31, 2022 and 2021, respectively.
The Company wrote off $7.2 million and $3.1 million during years ended December 31, 2021 and 2020, respectively, related to the refinancing of existing debt and the repayment of debt. There were no such write offs for the year ended December 31, 2022. These amounts are included in Financial expense, net in the Consolidated Statement of Operations.
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
Concentration of credit risk
The Company services the off-shore industry by time chartering (leasing) its vessels to third party charterers and by entering into construction contracts. The Company takes on exposure to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. Management mitigates this risk by, to the extent possible, only chartering the vessels to blue chip companies, obtaining payment security where possible and conducting comprehensive credit reviews of counterparties with payment terms limited to 30 days, to the extent commercially attainable. Credit risk concentration exists for the Company’s trade and other receivables, 82% of which are due from two counterparties as of December 31, 2022 (54% from three counterparties as of December 31, 2021).
Company maintains virtually all of its cash and cash equivalents and restricted cash with three financial institutions.  None of the Company’s cash and cash equivalent balances are covered by insurance in the event of default by these financial institutions.
Interest rate risk
The Company is exposed to the impact of interest rate changes primarily through its variable-rate borrowings which consist of borrowings under its secured credit facilities. Significant increases in interest rates could adversely affect our margins, net income and our ability to service our debt. The Company may in the future enter into derivative contracts, to hedge its overall exposure to interest rate risk exposure.
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. We manage liquidity risk by maintaining adequate reserves and borrowing facilities and by continuously monitoring forecast and actual cash flows.
Current economic conditions make forecasting difficult, and there is the possibility that our actual operating performance during the coming year may be materially different from expectations. We could also pursue other means to raise liquidity, however there can be no assurance that these will be successful and a deterioration in economic conditions or a failure to refinance our debt that is maturing could cause us to breach our debt covenants and could have a material adverse effect on our business, results of operations, cash flows and financial condition.
Based on internal forecasts and projections and the new $175.0 million Credit Facility, we believe that we have adequate financial resources to continue in operation and meet our financial commitments (including but not limited to debt service obligations) for a period of at least 12 months from the date of issuance of this annual report. Accordingly, we continue to adopt the going concern basis in preparing our financial statements.
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
Equity Investments

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
Equity investments for which we have the ability to exercise significant influence, but not control over the investee and are not the primary beneficiary of the investee’s activities are accounted for under the equity method. As of December 31, 2022, the Company did not have any equity method investments. As of December 31, 2021 the Company’s equity method investments consisted solely of an approximately 3.7% common stock ownership interest in a related party, Scorpio Tankers Inc., over which it had the ability to exercise significant influence. In accounting for its investment in Scorpio Tankers, the Company elected to use the fair value option, available under ASC 825 for investments subject to the equity method of accounting, as it more accurately reflected the economic substance of its ownership interest in Scorpio Tankers. The Company measured its fair value based upon the quoted market price of Scorpio Tankers common stock. Our share of gains and losses in the fair value of the Scorpio Tankers investment as well as dividend income are recorded in Income (loss) from equity investment - related party in the Consolidated Statements of Operations. The Company sold its entire investment in Scorpio Tankers during 2022. As of December 31, 2022 and 2021, the Company did not have any other investment recorded under equity or cost methods.
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

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
2.Earnings Per Common Share
The following is a reconciliation of the basic and diluted earnings per share computations (amounts in thousands, except per share amounts):

	For the years ended December 31,
	2022	2021	2020
Net income (loss) for basic and diluted earnings per share	$105,702	$20,227	$(671,983)

Common shares
Weighted average shares basic	38,074	16,096	9,484
Effect of dilutive securities	218	183	—
Weighted average common shares - diluted	38,292	16,279	9,484

Income (loss) earnings per share:
Basic	$2.78	$1.26	$(70.85)
Diluted	$2.76	$1.24	$(70.85)

The following is a summary of share equivalents not included in the computation of diluted earnings per share because their effects would have been anti-dilutive for the years ended December 31, 2022, 2021 and 2020 (in thousands).

	For the years ended December 31,
	2022	2021	2020
Share equivalents	823	19	640

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
3.Acquisitions
Acquisition of Seajacks International Limited
On August 12, 2021, the Company completed a previously announced transaction whereby one of its wholly-owned direct subsidiaries acquired from Marubeni Corporation, INCJ Ltd and Mitsui OSK Lines Ltd. (together, the “Sellers”) 100% of Atlantis Investorco Limited, the parent of Seajacks International Limited (“Seajacks”), for consideration of approximately 8.13 million shares, and $70.7 million of newly-issued redeemable notes (see Note 12, Debt). Upon completion, 7.5 million common shares and 700,000 preferred shares were issued to the Sellers. The preferred shares were subsequently converted to common shares.

Seajacks (www.seajacks.com) was founded in 2006 and is based in Great Yarmouth, UK. It is one of the largest owners of purpose-built self-propelled WTIVs in the world and has a track record of installing wind turbines and foundations dating to 2009. Seajacks’ flagship, NG14000X design “Seajacks Scylla”, was delivered from Samsung Heavy Industries in 2015. Seajacks also owns and operates the NG5500C design “Seajacks Zaratan” which is currently operating in the Japanese market under the Japanese flag, as well as three NG2500X specification WTIVs.

The transaction was accounted for using the acquisition method of accounting for business combinations. Under this method, the total consideration transferred to consummate the acquisition is allocated to the identifiable tangible and intangible assets acquired and liabilities assumed based on their respective fair values as of the closing date of the acquisition. With respect to contract assets and liabilities, the Company early-adopted ASU 2021-08 which requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, as if the acquirer had originated the contracts. Acquisition costs are expensed as incurred.

The acquisition method of accounting requires extensive use of estimates and judgments to allocate the consideration transferred to the identifiable tangible and intangible assets acquired and liabilities assumed. Accordingly, the initial allocation of the consideration transferred in may be adjusted upon completion of the final valuation of the assets acquired and liabilities assumed. The company finalized the purchase price allocation within the twelve months after the closing date of the acquisition, which resulted in no adjustments to the fair values of the identifiable net assets related to the acquisition.

The following table is a summary and allocation of the purchase price of the Seajacks acquisition:

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
*Indefinite useful life intangible asset, based upon appraisal performed

The vessel fair values were arrived at by independent valuations from three reputable brokers in the sector. Overall, the Company used point estimation techniques considering each broker’s concluded values on a vessel-by-vessel basis.

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

The fair value of the accounts receivable is equal to the contractual amount of the receivables and there are no significant receivables that are not expected to be collected.

The fair value of the net assets and liabilities acquired, as determined by management, was greater than the purchase price (resulting in a negative value for goodwill). When the net fair value of the identifiable assets and liabilities acquired exceeds the purchase consideration, the fair value of net assets acquired is reassessed, with any residual negative goodwill recognized immediately in net income as a bargain purchase gain. Management conducted a reassessment of the fair values of the acquired assets and liabilities during the twelve-month measurement period resulting in no change to the initial valuations.

A key reason for the bargain purchase gain was that the transaction was priced based on net asset value (“NAV”) of Eneti, with the number of shares issued being based on NAV per share. However, the share price upon which the fair value of the consideration is based for accounting purposes, the actual quote price on the date of acquisition, was materially lower. Also, the previous owners recognized that additional funding would be required to enable Seajacks to grow its business further through new vessel construction and upgrade of the existing vessels, however the previous ownership structure was not appropriate for such growth due to the certain limitations of one of the former owners. The reduction in share value combined with the previous owners’ desire to close the transaction on an accelerated basis enabled Eneti to obtain the Seajacks business at a lower price resulting in the recognition of a bargain purchase gain of $57.4 million, which is included in Other income (expense) under the Gain on bargain purchase of Seajacks in the Consolidated Statements of Operations for the year ended December 31, 2021.

Seajacks results of operations since acquisition are reflected in the Company's Consolidated Statements of Operations for the year ended December 31, 2021 were as follows:

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

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
4.Vessels, net
At December 31, 2022, the Company owned five WTIVs. A rollforward of activity within vessels is as follows (in thousands):

Balance December 31, 2020	$—
Vessels acquired as part of the Seajacks transaction	554,705
Other additions	—
Depreciation	(10,190)
Balance December 31, 2021	$544,515
Other additions	$1,413
Depreciation	$(24,597)
Balance December 31, 2022	$521,331
Vessels Owned

Vessel Name	Year Built
Seajacks Scylla	2015
Seajacks Zaratan	2012
Seajacks Leviathan	2009
Seajacks Hydra	2014
Seajacks Kraken	2009

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
5.Vessels under Construction

Vessels under construction was $111.0 million and $36.1 million as of December 31, 2022 and 2021, respectively, consisting primarily of installments paid to shipyards on our newbuilding contracts with Daewoo Shipbuilding and Marine Engineering for the construction of two next-generation offshore WTIVs. The aggregate contract price is approximately $654.7 million. The vessels are expected to be delivered in the fourth quarter of 2024 and second quarter of 2025.
6.Assets Held for Sale
There were no assets held for sale at December 31, 2022 or December 31, 2021.
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

During 2021, the Company completed its plan to exit the dry bulk sector and sale of its dry bulk fleet and recorded a gain on sale of $22.7 million primarily the result of an increase in the fair value of common shares of Star Bulk Carriers Corp. (“Star Bulk”) and Eagle Bulk Shipping Inc. (“Eagle”) received as a portion of the consideration for the sale of certain of our vessels to Star Bulk and Eagle. All Star Bulk and Eagle shares were sold during 2021.

7.Leases
Marine Energy (acquired August 2021)
As of December 31, 2022, the Company is lessor for five self-propelled jack-up vessels which are time-chartered for an agreed period of time, generally between 2-9 months. There is a lease component of the hire and a service component. The service component involves maintenance of the vessel in a good condition together with the deployment of the crew classified as revenue under ASC 606. The Company has elected to apply the practical expedient under ASC 842 related to the lessor ability to combine lease and non-lease components as the performance obligations in relation to both the service element and lease element are satisfied ratably over the period of the contract. Therefore, such revenue is recorded on a straight-line basis.
The following are the current Company contracts, as lessee, that fall under ASC 842:
The Company leases two combination office space and warehouse facilities located in Great Yarmouth, UK and Taiwan and a marine base in Middlesbrough, UK.
•Great Yarmouth, UK - 22,000 square feet, 15 year lease expiring in June 2027
•Taiwan - 2,500 square feet, 5 year lease expiring in February 2025
•Middlesbrough, UK - 135 acre site, 3 year lease expiring in March 2025
Operating lease right-of-use assets and lease liabilities for lease terms not qualifying for any exceptions as of December 31, 2022 and 2021 are as follows (in thousands):

Description	Location in Balance Sheet	December 31, 2022	December 31, 2021
Assets:
Right of use assets	Other assets	$1,629	$1,257

Liabilities:
Current portion - operating leases	Accounts payable and accrued expenses	$674	$355
Non-current portion - operating leases	Other liabilities	$1,683	$1,825
Maturities of operating lease liabilities for contracts with initial non-cancelable terms in excess of one year at December 31, 2022 are as follows (in thousands):

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

Year
2023	$773
2024	773
2025	468
2026	379
2027	183
Thereafter	—
Total lease payments	$2,576
Less: Imputed interest	(219)
Total present value of operating lease liabilities	$2,357
Less: Current portion	(674)
Non-current operating lease liabilities	$1,683

The following table summarizes marine energy lease cost (in thousands):

	Twelve months ended December 31, 2022	Post-acquisition period ended December 31, 2021
Operating lease costs	$490	$117
The following table summarizes other supplemental information about the Company’s operating leases:

	Twelve months ended December 31, 2022	Post-acquisition period ended December 31, 2021
Weighted average discount rate	5.0%	5.0%
Weighted average remaining lease term	3.7 years	5.3 years
Former Dry Bulk Operations (exited July 2021)
The following were the Company contracts under ASC 842 prior to ceasing operations:
As Lessor: Commercial pool/time charter out contracts
The Company’s dry bulk vessel revenues were primarily sourced from commercial pools, which along with time charters, fell under ASC 842. As lessor, the Company leased its vessels to pools, which managed the vessels in order to enter into transportation contracts with their customers, direct the use of the vessel, and enjoy the economic benefits derived from such arrangements.   Under the commercial pool agreements, the pool participants shared the revenue generated by the entire pool in accordance with a point system that allocates points to each vessel in the pool based upon performance, age and other factors. As a pool participant, the Company accounted for its vessels as assets and recorded lease revenue each period as the variability associated with lease payments is resolved. Please see Note 4, Vessels and Note 16, Related Party Transactions.
As Lessee: Time charter in contracts
At January 1, 2019, the Company’s operating fleet included only one chartered-in vessel, which was chartered-in until September 2020. During 2019, the Company also entered into operating leases for five additional chartered-in vessels, all of which expired during 2021.
There were no remaining operating lease assets or liabilities for dry bulk charter-in contracts at December 31, 2022 or 2021.
The following table summarizes lease cost for our former dry bulk business (in thousands):

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

	Twelve months ended December 31, 2021*	Twelve months ended December 31, 2020
Operating lease costs	$35,437	$21,824
Variable lease costs	$33,072	$14,545
Sublease income	$23,466	$20,430
*results prior to ceasing dry bulk operations in July 2021
The following table summarizes other supplemental information about the Company’s dry bulk operating leases:

Twelve months ended December 31, 2020
Weighted average discount rate	4.9%
Weighted average remaining lease term	0.5 years
Cash paid for the amounts included in the measurement of lease liabilities for operating leases (in thousands)	$—
Right-of-use assets obtained in exchange for new operating lease liabilities (in thousands)	$—
*results prior to ceasing dry bulk operations in July 2021

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
8.Commitment and Contingencies
Legal Matters
The Company is periodically involved in litigation and various legal matters that arise in the normal course of business. Such matters are subject to many uncertainties and outcomes which are not predictable. At the current time, the Company does not believe that any legal matters could have a material adverse effect on its financial position or future results of operations and therefore has not recorded any reserves in relation thereto as of December 31, 2022 and 2021.
Capital Commitments
The Company is currently under contract with Daewoo Shipbuilding and Marine Engineering for the construction of two next-generation offshore WTIVs. The aggregate contract price is approximately $654.7 million, of which $98.5 million has been paid. The vessels are expected to be delivered in the fourth quarter of 2024 and second quarter of 2025. At December 31, 2022, the estimated future payment dates and amounts are as follows (dollars in thousands):

	DSME1	DSME2
2023	$66,072	$32,441
2024	198,218	64,881
2025	—	194,644
	$264,290	$291,966
Debt
See Note 12, Debt, to the consolidated financial statements for a schedule of debt and financing obligation payments as of December 31, 2022.
Performance Bonds
Under certain circumstances, the Company issues either advance payment or performance bonds upon signing a wind turbine installation contract. An advance payment bond protects the money being advanced to the Company by the client at the start of the project. The bond will protect the client for the full advanced amount should Seajacks default on the agreement. A performance bond can be issued to the client as a guarantee against the Company meeting the obligations specified in the contract. At December 31, 2022 and 2021, there were approximately $14.0 million and $31.6 million of bonds issued, respectfully. At December 31, 2022, the Company had a restricted cash of $7.3 million, which served as cash collateral on certain of the performance bonds issued.
Other
There are no material post-employment benefits for our executive officers or directors. By law, our employees in Monaco are entitled to a one-time payment of up to two months’ salary upon retirement if they meet certain minimum service requirements. As of December 31, 2022, the Company’s contractual obligations and commitments consisted principally of debt repayments and future minimum purchases under non-cancelable purchase agreements.
9.Accounts Payable and Accrued Expenses
Accounts payable and accrued expenses consist of the following:

	As of
(in thousands)	December 31, 2022	December 31, 2021
Accounts payable	$9,856	$6,566
Accrued operating expense	6,264	11,448
Accrued administrative expense	7,504	9,059
Accounts payable and accrued expenses	$23,624	$27,073

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

10.Common Shares
As of December 31, 2022 the Company had:
•Approximately 38.4 million common shares outstanding, the $0.01 par value of which is recorded as common stock of $1.1 million.
•Paid-in capital of $2.1 billion which substantially represents the excess net proceeds from common stock issuances over the par value as well as the amount of cumulative restricted stock amortization.
•Treasury stock of $17.7 million representing the cost at which the Company repurchased approximately 2.3 million of its own shares.
Equity Issuance

In November 2021, the Company issued approximately 19.4 million shares of its common stock, par value $0.01 per share, at $9.00 per share in an underwritten public offering. Scorpio Services Holding Limited, a related party to the Company, purchased approximately 3.7 million common shares in the offering at the public offering price. In addition, Robert Bugbee (the Company’s President) and a non-executive director agreed to purchase 222,222 and 11,111 common shares, respectively, at the public offering price. The Company received approximately $165.9 million of net proceeds from the issuance.

Share Repurchase Program

In August 2022, the Company repurchased 2,292,310 shares of its common stock (the “Shares”) from INCJ SJ Investment Limited, for approximately $17.0 million. The Company issued the Shares to INCJ, Ltd. as part of the acquisition price paid by it to acquire Seajacks in August 2021. The repurchase of the Shares was made under the Company’s then existing board authorized repurchase plan. The Shares are held in treasury stock.

In September 2022, the Company’s Board of Directors authorized a new share repurchase program to purchase up to an aggregate of $50.0 million of the Company’s common shares (the “Program”). This new share repurchase program replaced the Company’s previous share repurchase program that was authorized in January 2019 and that was terminated in conjunction with the authorization of the new share repurchase program. The specific timing and amounts of the repurchases will be in the sole discretion of management and may vary based on market conditions and other factors. The Company is not obligated under the terms of the program to repurchase any of its common shares. The authorization has no expiration date.

As of December 31, 2022, $50.0 million remained available under the Program.

In February 2021, the Company retired approximately 2.0 million or $74.1 million of treasury stock.

Dividends
During 2022 and 2021, the Company’s Board of Directors declared and paid quarterly cash dividends totaling $0.04 per share and $0.12 per share, or $1.6 million and $1.7 million, respectively.
11.Equity Incentive Plan
The Eneti Inc. 2013 Equity Incentive Plan, or the Plan, was approved by the Company’s Board of Directors and became effective on September 30, 2013 and was last amended to reserve additional common shares for issuance pursuant to the Plan on October 8, 2021. Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the Plan), unless otherwise provided by the Plan administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full. The Board of Directors may amend or terminate the Plan and may amend outstanding awards, provided that no such

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Shareholder approval of Plan amendments will be required under certain circumstances. On November 30, 2022, the Board of Directors approved the reloading of the Plan and reserved an additional 15,790 common shares of the Company for issuance pursuant to the Plan. As of December 31, 2022, we had reserved a total of 3,199,954 common shares for issuance under the Plan, subject to adjustment for changes in capitalization as provided in the Plan. The Plan is administered by the Company’s Compensation Committee. The Plan will remain in effect until the tenth anniversary of the date on which the Plan was adopted by the Board of Directors, unless terminated, or extended by the Board of Directors. After the termination date, no further awards shall be granted pursuant to the Plan, but previously granted awards will remain outstanding in accordance with their applicable terms and conditions.
Under the Plan, the Company is permitted to grant incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common shares.
Under the terms of the Plan, stock options and stock appreciation rights granted under the Plan will have an exercise price equal to the fair value of a common share on the date of grant, unless otherwise determined by the Plan administrator, but in no event will the exercise price be less than the fair value of a common share on the date of grant. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the Plan administrator, but in no event will they be exercisable later than ten years from the date of grant. The Company did not grant any option awards or stock appreciation rights under the Plan during the three years ended December 31, 2022.
The Plan administrator may grant shares of restricted stock and awards of restricted stock units subject to vesting, forfeiture and other terms and conditions as determined by the Plan administrator. Generally, restricted stock granted under the Plan vests in one of the following manners: (a) annually in three equal installments, if the independent director has continued to serve on the Board of Directors from the grant date to the applicable vesting date or (b) serial vest on each of the second, third and fourth anniversaries of the date of grant so long as the award recipient is employed on such date. The Company recognizes share-based compensation expense (see Note 1, Organization and Basis of Presentation) over this three-year period or four-year period, as applicable.
The Company recorded share-based compensation expense of $7.8 million, $12.2 million, and $7.3 million for the years ended December 31, 2022, 2021 and 2020, respectively, related to restricted stock awards, which is included in General and administrative expenses in the Consolidated Statements of Operations.
A summary of activity for restricted stock awards during the three years ended December 31, 2022 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2019	364,986	$62.90
Fractional shares exchanged for cash upon reverse stock split	(37)	62.90
Granted	425,000	13.22
Vested	(149,342)	50.75
Forfeited	(800)	64.64
Outstanding at December 31, 2020	639,807	32.74
Granted	858,000	16.41
Vested	(548,612)	32.90
Forfeited	—	—
Outstanding at December 31, 2021	949,195	17.89
Granted	997,500	6.37
Vested	(99,681)	19.55
Forfeited	—	—
Outstanding at December 31, 2022	1,847,014	$11.58

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
As of December 31, 2022, there was $11.9 million of total unrecognized compensation cost related to restricted stock awards. These costs are expected to be recognized over the weighted average period of approximately one year. During 2022, restricted stock with a fair value of approximately $0.7 million vested.

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
12.Debt
The Company’s long-term debt consists of bank loans, summarized as follows:

	December 31,
(amounts in thousands)	2022	2021

$175.0 Million Credit Facility	$65,625	$—
$87.7 Million Subordinated Debt		87,650
$70.7 Million Redeemable Notes	—	53,015
Total bank loans and financing obligations outstanding	65,625	140,665
Less: Current portion	(12,500)	(87,650)
	$53,125	$53,015

	December 31, 2022			December 31, 2021
(amounts in thousands)	Current	Non-current	Total	Current	Non-current	Total
Total bank loans and financing obligations, gross	$12,500	$53,125	$65,625	$87,650	$53,015	$140,665
Unamortized deferred financing costs	(461)	(872)	(1,333)	—	—	—
Total bank loans and financing obligations, net	$12,039	$52,253	$64,292	$87,650	$53,015	$140,665
The future principal and estimated interest payments (based on the interest rates in effect as of December 31, 2022) under the Company’s long-term debt over the next five years based on the Company’s existing credit facilities as of December 31, 2022 is as below.

(amounts in thousands)	Principal	Interest	Total
2023	$12,500	$2,742	$15,242
2024	12,500	1,575	14,075
2025	12,500	1,165	13,665
2026	12,500	759	13,259
2027	15,625	125	15,750
Thereafter	—	—	—
Total	$65,625	$6,366	$71,991
Credit Facilities
$175.0 Million Credit Facility
In March 2022, the Company entered into an agreement with DNB Capital LLC, Societe Generale, Citibank N.A., Credit Agricole Corporate and Investment Bank and Credit Industriel et Commercial for a five-year credit facility of $175.0 million (the “Credit Facility”).

The Credit Facility consists of three tranches: (i) a $75.0 million Green Term Loan (the “Term Loan”), (ii) up to $75.0 million Revolving Loans (the “Revolving Loans”), and (iii) up to $25.0 million revolving tranche for the issuance of letters of credit, performance bonds and other guarantees (the “Letters of Credit”). The Credit Facility has a final maturity date of five years from the signing date, up to 100% of the amounts available under the Revolving Loans may be drawn in Euros and up to 50% of the amounts available under the Letters of Credit may be issued in Euros. The Term Loan tranche (qualified as a green loan) bears interest at Term SOFR (along with a credit adjustment spread depending on duration of interest period) plus a margin of 3.05% per annum, the Revolving Loans tranche bears interest at Term SOFR (along with a credit adjustment spread depending on duration of interest period) plus a margin of 3.15% per annum, and any letters of credit, performance bonds or other guarantees issued under the Letters of Credit tranche bears fees of 3.15% per annum. The amount available for drawing under

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
the Revolving Loans is based upon 50% of contracted cash flows on a forward looking 30 months basis. The terms and conditions of the Credit Facility are similar to those set forth in the similar credit facilities of this type. The green loan accreditation process was supported by a second party opinion from the Governance Group AS of Norway (since acquired by Position Green of Norway).

In May 2022, we drew down the entire $75.0 million term loan and approximately $30.0 million under the revolving loans. The $30.0 million under the revolving loans was subsequently repaid in June 2022
$87.7 Million Subordinated Debt
As part of the Seajacks transaction, the Company assumed $87.7 million of subordinated, non-amortizing debt due in September 2022 and owed to financial institutions with guarantees provided by the Sellers, which bore interest at 1.0% until November 30, 2021, 5.5% from December 1, 2021 and 8.0% from January 1, 2022. In February 2022, the Company repaid $87.7 million of 8% subordinated debt due September 2022 and terminated this facility.
$70.7 Million Redeemable Notes
As part of the Seajacks transaction, the Company issued subordinated redeemable notes totaling $70.7 million, with a final maturity of March 31, 2023 and which bear interest at 5.5% until December 31, 2021 and 8.0% afterwards. In December 2021, $17.7 million of the notes were repaid. In May 2022, the Company repaid the $53.0 million outstanding balance and terminated this facility.
$60.0 Million ING Revolving Credit Facility
As part of the Seajacks transaction, the Company entered into a $60.0 million senior secured non-amortizing revolving credit facility from ING Bank N.V. The credit facility, which included sub-limits for performance bonds, and is subject to other conditions for full availability, had a final maturity of August 2022 and bore interest at LIBOR plus a margin of 2.45% per annum. Commitment fees on any unused portion of the credit line were 0.98% per annum. Any issuances of performance bonds under the facility reduced the amount of funds available for the Company to draw down by an equal amount.
The $60.0 million ING Loan Facility was secured by, among other things: a first priority mortgage over the relevant collateralized vessels; a first priority assignment of earnings, and insurances from the mortgaged vessels for the facility; a pledge of the earnings account of the mortgaged vessels for the facility; and a pledge of the equity interests of each vessel owning subsidiary under the facility.
In March 2022, the Company drew down $25.0 million of the available facility. In May 2022, the Company repaid the outstanding balance and terminated this facility.
Financial Covenants under the Agreements Governing Our Indebtedness
The Company’s credit facilities discussed above, have, among other things, the following financial covenants, as amended or waived, the most stringent of which require us to maintain:
•Minimum liquidity of not less than $30.0 million, of which $15.0 million must be cash.
•The ratio of net debt to adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”) calculated on a trailing four quarter basis of no greater than 2.75 to 1.00.
•The ratio of adjusted EBITDA to finance charges calculated on a trailing four quarter basis of at least 5.00 to 1.00.
•Solvency shall not be less than 50%.
•Minimum fair value of the collateral, such that the aggregate fair value of the vessels collateralizing the credit facility be at least 175% of the aggregate of (i) outstanding amount under such credit facility and (ii) negative value of any hedging exposure under such credit facility (if any), or, if the Company does not meet these thresholds, to prepay a portion of the loan and cancel such available commitments or provide additional security to eliminate the shortfall.
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
As of December 31, 2022, we were in compliance with all of the financial covenants contained in the credit facility that we had entered into as of that date.
Interest rates on all of the Company’s secured credit facilities during the year ended December 31, 2022 ranged from 2.4% to 7.8%. The Company records its interest expense as a component of Financial expense, net and Financial expense - related party on its Consolidated Statements of Operations. For the years ended December 31, 2022, 2021 and 2020, Financial expense, net consists of:

	Year ended December 31,
(in thousands)	2022	2021	2020
Interest expense	$4,947	$6,926	$29,557
Interest expense - related party	1,555	1,512	—
Amortization of deferred financing costs	564	658	3,667
Write off of deferred financing costs	—	7,196	3,088
Capitalized interest *	(5,348)	—	—
Other, net	400	68	506
	$2,118	$16,360	$36,818
*See Vessels under Construction in Note 1, Organization and Basis of Presentation

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
The interest rate caps expired at December 31, 2020. Prior to their expiration they would have been included in Other assets on the Company’s Consolidated Balance Sheet. There was no impact to interest expense in 2022, 2021 or 2020.

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
14.Equity Investments
On October 12, 2018 the Company invested $100.0 million in a related party, Scorpio Tankers, through participation in a public offering on a basis equivalent to other investors. As a result of this investment, the Company became a significant investor in Scorpio Tankers, a related party, holding a total of approximately 54.1 million shares of common stock, which was approximately 10.9% of the then issued and outstanding shares of Scorpio Tankers. While the Company was not directly invested in Scorpio Tankers prior to this investment, it shared a number of shareholders, directors and officers (see Note 16, Related Party Transactions), which along with its investment interest indicated its ability to exercise significant influence. Accordingly, this investment is accounted for under the equity method. The investment was subsequently adjusted to 5.4 million shares after a one-for-ten reverse stock split effected on January 18, 2019. The Company uses the fair value option in accounting for its investment in Scorpio Tankers based upon the quoted market price of Scorpio Tankers common stock.
On October 22, 2019, the Company’s Board of Directors declared a one-time special stock dividend to the shareholders of the Company of an aggregate of approximately one million shares of common stock of Scorpio Tankers (NYSE: STNG). For each common share that a shareholder held in the Company on November 15, 2019 that shareholder received 0.0138 shares of common stock of Scorpio Tankers on December 13, 2019. The Scorpio Tankers common shares distributed in the special dividend were acquired from Scorpio Tankers in the abovementioned public offering of its common shares in October 2018. Following the payment of the special dividend, the Company continued to own approximately 4.4 million common shares of Scorpio Tankers. No fractional shares of Scorpio Tankers were issued in connection with the special dividend, and instead the Company’s shareholders received cash in lieu of any fractional shares.
In May 2020, the Company sold 2.25 million common shares of Scorpio Tankers for aggregate net proceeds of approximately $42.7 million. In August 2022, the Company sold all of its remaining 2.16 million common shares of Scorpio Tankers for approximately $82.5 million.

Below is a table of equity investment activity (in thousands):

	Year Ended December 31,
	2022	2021
Beginning balance	$27,607	$24,116
Investment in Scorpio Tankers	—	—
Sale of investment in Scorpio Tankers	(82,497)	—
Gain from change in fair value of investment in Scorpio Tankers	54,890	3,491
Equity investments at fair value	$—	$27,607
Dividend income from Scorpio Tankers common stock	$646	$862

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
15.Fair value of financial instruments
The carrying amount and fair value of financial instruments at December 31, 2022 and 2021 were as follows (in thousands):

		2022		2021
	Level	Carrying value	Fair Value	Carrying value	Fair Value
Financial assets:
Cash and cash equivalents and restricted cash	1	$127,227	$127,227	$153,977	$153,977
Equity investment - Common stock of Scorpio Tankers Inc.	1	—	—	27,607	27,607

Financial liabilities:
Bank loans, net	2	64,292	64,292	87,650	87,650
Redeemable notes	2	—	—	53,015	53,015

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
Cash and cash equivalents and restricted comprise cash on hand and demand deposits, and other short-term highly-liquid investments with original maturities of three months or less, and that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. The carrying value of cash and cash equivalents approximates fair value due to the short-term nature of these instruments.
In August 2022, the Company sold its remaining investment of approximately 2.16 million shares of common stock of Scorpio Tankers.
The carrying value of our secured bank loans are measured at amortized cost using the effective interest method. The Company considers that the carrying value approximates fair value because (i) the interest rates on these instruments change with, or approximate, market interest rates and (ii) the credit risk of the Company has remained stable.
These amounts are shown net of $1.3 million of unamortized deferred financing fees on the Company’s consolidated balance sheet as of December 31, 2022. There were no such unamortized deferred financing fees at December 31, 2021.

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
In May 2022, the Company repaid the redeemable notes and terminated the facility.
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

Master Agreement

The Company’s former dry bulk vessels were commercially managed by SCM and technically managed by SSM pursuant to the Master Agreement. SCM’s commercial management services included securing employment for the Company’s dry bulk vessels in the spot market and on time charters. SCM has also managed the Scorpio Pools (spot market-oriented vessel pools) including the Scorpio Ultramax Pool, the Scorpio Kamsarmax Pool in which most of the Company’s owned, finance leased and time chartered-in dry bulk vessels were employed and from which a significant portion of its revenue was generated. The Company typically has had balances due from the Scorpio Pools, consisting primarily of working capital, undistributed earnings and reimbursable costs. These receivables are either classified as current or non-current assets within the Condensed Consolidated Balance Sheet. The Company has also been allocated general and administrative expenses from SCM.
On October 20, 2021, the Company entered into a support agreement with SSM pursuant to which SSM provides technical advice and services to the Company in connection with the construction of the newbuilding WTIV at Daewoo. In consideration for these services, the Company paid SSM a fee of $671,200, and thereafter, will pay a monthly fee in the amount of $41,667.

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
These payments are being capitalized as a cost to build the vessel and are included in Vessels under construction, on the Consolidated Balance Sheet.
Prior to its exit from the dry bulk business, The Company’s Master Agreement, could be terminated by either party upon 24 months’ notice, unless terminated earlier in accordance with its terms. In the event of a sale of one or more drybulk vessels, a notice period of three months and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change of control, including a sale of all or substantially all drybulk vessels, in which case a payment equal to 24 months of management fees will apply as was the case in the fourth quarter of 2020, when the Company’s Board of Directors authorized the Company, as part of its transition to a sustainable future, to sell its remaining drybulk vessels and exit the dry bulk sector during 2021. This fee was considered as part of our assessment of the fair value less cost to sell of our remaining fleet, and is therefore included in the captions “Loss/write-down on assets held for sale – related party” in the Consolidated Statements of Operations, and “Assets held for sale” in the Consolidated Balance Sheet.
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
During the year ended 2021, the Company transferred the existing lease finance arrangements of the SBI Tango, SBI Echo, and SBI Hermes, Ultramax bulk carriers, and SBI Rumba and SBI Samba, Kamsarmax bulk carriers built in 2015, to affiliates of Scorpio Holdings Limited (“SHL”) for consideration of $16.0 million.

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
In October 2018, the Company invested $100.0 million in Scorpio Tankers for approximately 54.1 million (which was subsequently adjusted to 5.4 million shares after a one-for-ten reverse stock split effected by Scorpio Tankers on January 18, 2019), or 10.9% (as of October 12, 2018), of Scorpio Tankers’ issued and outstanding common shares. The investment was part of a larger $337.0 million equity raise by Scorpio Tankers through a public offering of its common shares. Scorpio Tankers is a large international shipping company incorporated in the Republic of the Marshall Islands engaged in seaborne transportation of refined petroleum products. The Company and Scorpio Tankers have a number of common shareholders. They also share a number of directors and officers, including Mr. Emanuele Lauro who serves as the Chairman and Chief Executive Officer of both companies, Mr. Robert Bugbee, who serves as President and a Director of both companies, Mr. Cameron Mackey, who serves as Chief Operating Officer of both companies, and Mr. Filippo Lauro, who serves as Vice President of both companies. In October 2019, the Company’s Board of Directors declared a one-time special stock dividend to the shareholders of the Company of an aggregate of approximately one million shares of common stock of Scorpio Tankers (NYSE: STNG). Following the payment of the special dividend, the Company continued to own approximately 4.4 million common shares of Scorpio Tankers. In May 2020, the Company sold 2.25 million shares of Scorpio Tankers for aggregate net proceeds of approximately $42.7 million. In August 2022, the Company sold the remaining 2.16 million common shares of Scorpio Tankers it held for aggregate net proceeds of approximately $82.5 million. There were no other significant transactions between the Company and Scorpio Tankers. This investment was accounted for under the equity method utilizing the fair value option.

As part of the Seajacks transaction, the Company issued subordinated redeemable notes totaling $70.7 million, with a final maturity of March 31, 2023 and which bear interest at 5.5% until December 31, 2021 and 8.0% afterwards, to the former owners of Seajacks, who, in the aggregate, currently hold approximately 3.7 million common shares of the Company.

The Company also assumed $87.7 million of subordinated, non-amortizing debt due in September 2022 and owed to financial institutions with guarantees provided by the former owners of Seajacks to whom the Company paid a fee of 0.3% of the outstanding balance through November 2021 and 5.0% afterwards. This debt was repaid in February 2022.

For the years ended December 31, 2022, 2021 and 2020, the Company had the following transactions with related parties, which have been included in the Consolidated Statements of Operations (amounts in thousands):

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

	Twelve Months Ended December 31,
	2022	2021	2020
Vessel revenue
Scorpio Kamsarmax Pool	$—	$10,754	$48,930
Scorpio Ultramax Pool	—	5,638	81,682
Total vessel revenue	$—	$16,392	$130,612
Voyage expense:
SCM	$—	$2,582	$1,449
Bunker supplier	—	2,853	1,844
Total voyage expense	$—	$5,435	$3,293
Vessel operating cost:
SSM	$—	$2,799	$11,547
Port agent	4	293	399
Total vessel operating cost	$4	$3,092	$11,946
General and administrative expense:
SCM	$47	$220	$71
SSM	—	13	148
SSH	567	1,783	5,992
SUK	458	1,119	1,869
Eneti Senior Management	—	30,000	—
Scorpio Kamsarmax Pool	(158)	—	—
Scorpio Ultramax Pool	(303)	—	—
Travel provider	—	—	23
Total general and administrative expense	$611	$33,135	$8,103
Income (loss) from equity investment
Scorpio Tankers Inc.	$55,538	$4,353	$(105,384)
Loss (gain) on termination fees for assets held for sale
SCM	$—	$4,582	$17,250
SSM	—	(1,344)	17,789
SSH	—	(1,764)	1,764
Total write down on assets held for sale	$—	$1,474	$36,803
Financial expense, net
Marubeni Corporation	$804	$782	$—
INCJ, Ltd	700	680	—
Mitsui O.S.K, Lines Ltd.	51	50	—
Total financial expense, net	$1,555	$1,512	$—

At December 31, 2022 and December 31, 2021, we had the following balances with related parties, which have been included in the Consolidated Balance Sheet:

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

	December 31,
	2022	2021
Assets
Due from related parties-current:
Scorpio Kamsarmax Pool	$297	$559
Scorpio Ultramax Pool	604	1,566
Total due from related parties-current	$901	$2,125
Equity investment in Scorpio Tankers Inc.	$—	$27,607
Liabilities
Due to related parties-current :
SCM	$—	$107
SSH	5	—
Total due to related parties-current	$5	$107
Redeemable notes:
Marubeni Corporation	$—	$27,422
INCJ, Ltd	—	23,857
Mitsui O.S.K, Lines Ltd.	—	1,736
Total redeemable notes	$—	$53,015

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
Income tax expense for the twelve months ended December 31, 2022 and 2021 consisted of the following components (dollars in thousands). There was no such expense in 2020.

	Twelve Months ended December 31,
	2022	2021
Current
Foreign	$748	$344

Deferred
Foreign	$—	$—

Total	$748	$344

Income before income taxes for the twelve months ended December 31, 2022 and 2021 consisted of the following (dollars in thousands). There was no such expense in 2020.

	Twelve Months ended December 31,
	2022	2021
Foreign	$106,450	$20,571
Total	$106,450	$20,571

The components of the Company’s net deferred tax asset at December 31, 2022 and 2021 are as follows (dollars in thousands).

	December 31, 2022	December 31, 2021
Deferred tax assets
Net operating loss and capital loss carryover	$53,165	$54,726
Depreciation	42,603	61,110
Other	6,741	3,976
Total deferred tax assets	$102,509	$119,812
Less: Valuation allowance	(102,509)	(119,812)
Total deferred tax assets, net of valuation allowance	$—	$—
Total deferred tax liabilities	$—	$—
Net deferred tax assets	$—	$—

Under ASC 740, Income Taxes, the Company regularly assesses the need for a valuation allowance against its deferred taxes. In making that assessment, both positive and negative evidence is considered related to the likelihood of realization of the deferred tax assets to determine, based on the weight of available evidence, whether it is more likely than not that some or all of its deferred tax assets will not be realized. In evaluating the need for a valuation allowance, the Company considered its cumulative pre-tax loss in the United Kingdom jurisdiction over the previous years as a significant piece of negative evidence. Prevailing accounting guidance limits the ability to consider other subjective evidence to support deferred tax assets, such as

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
projections of future profits, when objective verifiable evidence such as a cumulative loss exists. As a result, the Company recorded a full valuation allowance against its deferred tax assets.

Net operating loss carryforwards expire as follows (dollars in thousands):

	Amount	Years remaining
United Kingdom	$212,659	Indefinite
Total	$212,659

The effective tax rate amounts to 1.0% compared to a statutory income tax rate of the parent entity Eneti Inc. of 0%. The income tax expense relates to the current income tax in the Japan, Netherlands, Taiwan and United States jurisdictions as in the United Kingdom jurisdiction the group is in tax loss position and given the full valuation allowance on the deferred tax positions all deferred taxes movements are not recognized.

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
The following schedule presents the Company’s sole operating segment, marine energy, and non-reportable reconciling items for the years ended December 31, 2022 and 2021 (in thousands).

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

	Marine Energy Segment	Corporate	Total

December 31, 2022
Vessel revenue	$199,326	$—	$199,326
Vessel operating cost	79,353	—	79,353
Vessel depreciation	24,597	—	24,597
General and administrative expenses	24,754	16,423	41,177
Interest income	—	647	647
Income from equity investment	—	55,538	55,538
Foreign exchange (loss)	—	(1,816)	(1,816)
Financial expense, net	—	(2,118)	(2,118)
Income before taxes	$70,622	$35,828	$106,450

		Former Dry Bulk Business*
December 31, 2021	Marine Energy Segment	Kamsarmax	Ultramax	Corporate	Total
Revenue	$41,903	$51,260	$50,870	$—	$144,033
Voyage expenses	—	11,398	6,164	—	17,562
Vessel operating cost	28,233	7,124	17,149	—	52,505
Charterhire expense	—	31,657	2,344	—	34,001
Vessel depreciation	10,190	—	—	—	10,190
General and administrative expenses	10,033	525	1,208	72,188	83,954
(Gain on vessels sold) loss / write down on assets held for sale	—	(7,873)	(14,859)	—	(22,732)
Interest income	—	—	—	87	87
Gain on bargain purchase of Seajacks	—	—	—	57,436	57,436
Income from equity investment	—	—	—	9,735	9,735
Foreign exchange gain	—	—	—	1,120	1,120
Financial expense, net	—	—	—	(16,360)	(16,360)
(Loss) income before income taxes	(6,553)	8,429	38,864	(20,170)	20,571

*exited business in July 2021
The following schedule presents segment information about the Company’s former dry bulk operations for the year ended December 31, 2020 (in thousands).

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
Geographic Areas
The Company operates its marine energy business internationally, primarily in Europe and Asia. Please see Note 19, Revenues, for revenues attributed to geographic locations. Prior to the Company’s exit from the dry bulk business in July 2021, the dry bulk vessels regularly moved between countries in international waters, over dozens of trade routes and, as a result, the disclosure of financial information about geographic areas is impracticable.
Marine Energy
The following schedule presents geographic information about the Company’s long-lived assets at December 31, 2022 and 2021 (in thousands):

Geographic Areas	December 31, 2022	December 31, 2021
Europe:
United Kingdom	$108,417	$442,279
Total Europe	$108,417	$442,279
Asia:
Taiwan	291,561	83
Japan	121,353	102,153
Total Asia	412,914	102,236
Total	521,331	544,515

19.Revenues

Revenue Analysis by Activity

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)

	Year ended December 31,
$000s	2022	2021	2020
Seajacks business:*
Time charter revenue	$172,768	$20,724	$—
Service revenue	15,099	1,486	—
Project revenue	7,291	18,254	—
Construction supervision revenue	4,168	1,439	—
Total Seajacks revenue	199,326	41,903	—
Dry bulk business (sold) **	—	102,130	163,732
Total revenues	$199,326	$144,033	$163,732

*post-acquisition
** business exit completed by July 2021

Service revenue relates to catering and other similar costs incurred and recharged to the charterers and provision of vessel management services as part of the time charter arrangement. Project revenues consists mainly of recoverable claims due to change orders or variations which are recognized when realization of the recovery is deemed probable and can be reliably measured.

Disaggregation of Seajacks Revenue

The following table disaggregates our revenue geographically, as we believe it best depicts how the nature, amount, timing and uncertainty of our revenue and cash flows are affected by economic factors. Revenue attribution is determined by location of project.

$000s	Year ended December 31,
Geographical analysis:	2022	2021*
Asia:
Japan	69,509	18,979
China	—	16,050
Taiwan	94,016	—
Total Asia	163,525	35,029
Europe:
Germany	7,650	—
Netherlands	7,827	5,479
UK	16,156	—
Total Europe	31,633	5,479
USA	4,168	1,395
Total Seajacks Revenue	$199,326	$41,903

*post-acquisition

During 2022, revenue recorded from two major customers contributing more than 10% revenue each were ($000s): $94,016 and $69,509.

During 2021, revenue recorded from three major customers contributing more than 10% revenue each were ($000s): $18,979, $16,050 and $5,479.

Contract Assets and Liabilities

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
Contract assets include unbilled amounts when revenue recognized exceeds the amount billed to the customer under contracts where revenue is recognized over-time. There were no contract assets at December 31, 2022 or 2021.

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

Table of Contents ENETI INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share, per day and per vessel data)
21.Subsequent Events
Dividend

On February 9, 2023, the Company’s Board of Directors declared a quarterly cash dividend of $0.01 per share, paid on March 15, 2023, to all shareholders of record as of March 1, 2023.